Form 20-F
period 2002-12-31
SCITEX CORP LTD
filed 2003-06-19
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission File Number: 0-12332

SCITEX CORPORATION LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
_____________________________________

(Jurisdiction of incorporation or organization)

3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv 67023, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.12 nominal (par) value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

            Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

43,018,413 Ordinary Shares, NIS 0.12 nominal (par) value per share

            Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X]  Yes  [   ]  No

Indicate by check mark which financial statement item the Registrant has elected to follow.

[   ]   Item 17   [X]  Item 18

INTRODUCTION

Unless indicated otherwise by the context, all references in this Annual Report to “we”, “us”, “our”, “Scitex”, or the “Company” refer to Scitex Corporation Ltd. and its wholly owned subsidiaries. References to “dollars” or “$” are to United States Dollars. References to the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Annual Report on Form 20-F, including, without limitation, information appearing under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to :

    risks in product and technology development;
    market acceptance of new products and continuing product demand;
    the impact of competitive products and pricing;
    changes in domestic and foreign economic and market conditions;
    timely development and release of new products by strategic suppliers;
    the impact of our accounting policies;
    risks relating to the integration of new businesses; and
    those risks set forth under “Item 3D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report.

Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions, which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

USE OF TRADE NAMES IN THIS REPORT

Unless indicated otherwise by the context, trade names, trademarks and/or service marks appearing throughout this Annual Report are trademarks of Scitex, its subsidiaries and/or its affiliates and may be registered in certain jurisdictions. Scitex and the Scitex logo are trademarks and service marks of Scitex. Scitex Vision, Idanit, Aprion, Shaldag and Corejet are trademarks of Scitex Vision Ltd. or Aprion Digital Ltd. Scitex VersaMark, Business Color Press, Liberty and Passport are trademarks of Scitex Digital Printing, Inc.

SUBSEQUENT EVENT

In January 2003, we completed a transaction to combine the operations of Scitex Vision Ltd., our then wholly owned subsidiary, and Aprion Digital Ltd., in which we held 42.5% of its share capital. As a result, Aprion Digital became a majority owned subsidiary of ours and the parent of Scitex Vision. This transaction is described under “Item 7B. Related Party Transactions – Aprion-Scitex Vision Combination” below and we make reference to it in other sections of this Annual Report. However, since this transaction was effected after the end of 2002, our consolidated financial statements for the year ended December 31, 2002, included in this Annual Report, did not consolidate Aprion Digital’s financial statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from audited consolidated financial statements not appearing in this Annual Report, which have been prepared in accordance with U.S. GAAP.

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Balance Sheet Data

	December 31,

	2002		2001*	2000*	1999	1998

	(U.S. dollars in thousands)

Working capital	$96,304	**	$113,709	$59,202	$274,922	$245,296
Cash, cash equivalents and short term investments	$53,733	**	$64,109	$48,079	$82,251	$83,367
Total assets	$369,556		$397,790	$686,871	$615,804	$565,508
Long term liabilities	$13,459		$29,507	$46,849	$2,691	$4,483
Share capital	$6,205		$6,205	$6,205	$6,196	$6,194
Shareholders’ equity	$221,179		$260,162	$507,375	$427,887	$401,233

______________

*	Our consolidated financial statements for the periods ended December 31, 2000 and December 31, 2001, were adjusted retroactively in order to reflect a change in the method of accounting of an investment from the cost method to the equity method. See Note 2w to our consolidated financial statements included in this Annual Report.

**	Includes a short-term bank credit secured by a deposit in a bank, of which the balance as of December 31, 2002 was $20,203,000, and is presented in the balance sheet as restricted deposit. See Note 14d to our consolidated financial statements included in this Annual Report.

Statement of Operations Data

	Year Ended December 31,

	2002	2001*	2000*	1999	1998

	(US dollars in thousands, except per share amounts)

Revenues:
Sales	$140,352	$160,996	$230,081	$475,370	$441,399
Service	60,126	55,320	72,888	146,814	137,823
Supplies	42,294	39,898	40,699	68,266	61,089

Total revenues	242,772	256,214	343,668	690,450	640,311

Cost of revenues:
Cost of sales	71,034	77,190	118,322	242,442	227,564
Cost of service	53,743	54,142	61,751	118,365	108,274
Cost of supplies	19,717	16,221	18,535	35,908	33,198

Total cost of revenues	144,494	147,553	198,608	396,715	369,036

Gross profit	98,278	108,661	145,060	293,735	271,275

Expenses

Research and development costs - net	24,292	25,471	38,492	65,522	66,498
Acquired in-process R&D	—	—	—	—	44,264
Sales and marketing	43,848	46,960	59,640	101,499	100,855
General and administrative	24,710	24,370	28,190	65,749	74,142
Amortization of goodwill and other intangible assets	3,319	11,988	10,617	11,393	9,285
Write-down of goodwill and other intangible assets	—	14,986	—	—	—
Restructuring charges	—	1,719	—	—	—
Gain from sale of operations	—	—	201,821	—	—

Operating income (loss)	2,109	(16,833)	209,492	49,572	(23,769)

Financial income (expenses) - net	(2,036)	(2,889)	1,404	3,432	4,971
Other income (loss) – net	(26,453)	(13,034)	(2,410)	1,221	1,634
Write-down of investment in an associated company	—	(149,704)	—	—	—

Income (loss) before taxes on income	(26,380)	(182,460)	208,936	54,225	(17,164)

Taxes on income	1,544	3,054	34,139	9,180	2,231
Share in losses of associated companies	(4,106)	(67,506)	(80,637)	(21,481)	(14,897)

Net income (loss) from continuing operations	(32,030)	(253,020)	94,160	23,564	(34,292)

Discontinued operations
Loss from operations	—	—	—	—	(13,831)
Income (loss) from disposal of assets	—	—	1,097	6,950	(62,704)

Total income (loss) from discontinued operations	—	—	1,097	6,950	(76,535)

Cumulative effect of an accounting change at thebeginning of the year	—	—	(20,609)	—	—

Net income (loss)	($32,030)	($253,020)	$74,648	$30,514	($110,827)

Earnings (loss) per share - basic
Continuing operations	($0.74)	($5.88)	$2.20	$0.55	($0.80)
Discontinued operations	—	—	$0.03	$0.16	($1.78)
Cumulative effect of an accounting change	—	—	$(0.48)	—	—

	($0.74)	($5.88)	$1.75	$0.71	($2.58)

Earnings (loss) per share - diluted
Continuing operations	($0.74)	($5.88)	$2.17	$0.55	($0.80)
Discontinued operations	—	—	$0.03	$0.16	($1.78)
Cumulative effect of an accounting change	—	—	$(0.48)	—	—

	($0.74)	($5.88)	$1.72	$0.71	($2.58)

Weighted average number of shares outstanding (in thousands) - - basic	43,018	43,018	42,847	42,661	42,929
- - diluted	43,018	43,018	43,299	42,983	42,929

______________

*	Our consolidated financial statements for the periods ended December 31, 2000 and December 31, 2001, were adjusted retroactively in order to reflect a change in the method of accounting of an investment from the cost method to the equity method. See Note 2w to our consolidated financial statements included in this Annual Report.

B.	CAPITALIZATION AND INDEBTEDNESS.

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable.

D.	RISK FACTORS

The following important factors, together with others that appear with the forward-looking statements, or in Scitex’s other Securities and Exchange Commission filings, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Scitex in this Annual Report.

Risks Related to Our Business and Our Industry

  If the slow-down in expenditures by commercial printers continues, our business and results of operations may be materially adversely affected.

  The general deterioration of the economy worldwide and the curtailment of advertising budgets have resulted in a slow down of capital investment by commercial printers beginning late in 2001. The attacks on the United States on September 11, 2001, and the threat of acts of terrorism worldwide caused a further decline in the global economy. In addition, the current uncertainties as to the consequences following the war in Iraq as well as the impact that the recent outbreak of the Severe Acute Respiratory Syndrome virus, commonly referred to as SARS, may have on the global, and specifically the Asian Pacific, economy, have contributed to the tense market environment and the low visibility businesses are experiencing when trying to plan their budget and projections. As a result, many companies, including current and potential customers of ours, (1) have postponed or decreased further capital investment, or indicated to us that they intend to do so, and/or (2) are now employing lon ger evaluation and purchase procedures, thereby lengthening the sales cycles and implementation periods of our products. If this trend continues, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

  Our future results could be adversely affected by a permanent impairment of the carrying amount of our equity and other investments, as well as other long-lived assets.

  Since November 2001, we no longer exercise significant influence on Creo, and this investment is classified as “available-for-sale securities,” for which the changes in value of the investment are recorded to shareholders’ equity and are not carried to our statement of income. During the fourth quarter of 2002, following a periodic review, we reduced the carrying value of our investment in Creo by $22.3 million, primarily due to the market conditions that negatively affected Creo’s future prospects. We believe that this write-down took into consideration Creo’s results for the period and its future outlook, as reported by the management of Creo. If there is other-than-temporary decline in Creo’s share price, operating results or other relevant factors, we may have to recognize additional expense in our income statement, including any amounts previously recorded to shareholders’ equity. As at December 31, 2002, our holdings in Creo represented approximately 14% of our total assets, compared to 20% at December 31, 2001 and 54% at December 31, 2000. For a further discussion relating to the risk factors concerning the business of Creo, please review the item under the heading Risk Factors in the Annual Information Form (40-F) of Creo for the fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on February 20, 2003.

  We review long-lived assets, certain identifiable intangibles, and goodwill related to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with applicable financial accounting standards. We also review our equity and other investments in companies for potential impairment, depending on the classification of the investment, in accordance with applicable accounting principles and/or relevant guidance published by the Securities and Exchange Commission from time to time. As such, we evaluate whether conditions may warrant revised estimates of the recoverability of the carrying amount of these assets and which, in certain situations, may result in the recognition of an impairment loss. Consequently, our future results could be adversely affected by changes in events and circumstances that would result in a permanent impairment of the carrying amount of investments or other long-li ved assets.

  You should read the foregoing discussion with the description of our critical accounting policies in Item 5 below under the captions “impairment of marketable securities” and “impairment of goodwill, intangible assets and other long-lived assets.”

  We are undergoing, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.

  In partial settlement of an audit of the U.S. Internal Revenue Service (IRS) of our US subsidiaries for the years 1992 through 1996, we consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues. This amount excludes interest and state income taxes, which will be assessed by the IRS and are expected to almost double the above amount. We have already made advance payments of $21.5 million on account of this audit. In June 2002, we received a notice from the IRS assessing $29.6 million of additional federal income taxes for the years 1992 through 1996. This amount excludes state income taxes and interest, which would approximately double that figure, depending, among other things, on the length and outcome of the appeals process and the amount and timing of any additional advance payments. In August 2002, we appealed the proposed assessment of additional income taxes, the outcome of which cannot be predi cted at this time. Due to the advance payments and balance sheet reserves established by us, we believe that it is not necessary at this time to establish additional reserves for this proposed assessment. However, we may be eventually required to pay the IRS material amounts, which exceed the amount of the reserves to settle this matter or at the conclusion of the appeal process, in which event, our results of operations may be adversely affected.

  In April 2003, Scitex Vision, our majority owned subsidiary, received a notice from the Israeli Tax Authority (ITA) assessing approximately $6.5 million (including interest and linkage to the Israeli Consumer Price Index) of Israeli income taxes for the years 1995 through 2000. The dispute lies, primarily, on the interpretation of the benefits to which Scitex Vision is entitled under the Law for the Encouragement of Capital Investments, 1959, and the deduction of certain expenses. Scitex Vision appealed the proposed assessment, the outcome of which cannot be predicted at this time. In addition, in mid-2001, Scitex Vision filed an application for an advance ruling by Hong Kong’s Inland Revenue Department (IRD). In general, such application sought the IRD’s approval that Scitex Vision’s sales outside of Hong Kong will be exempt from tax in Hong Kong and that sales within Hong Kong will be subject to a lower tax rate. The IRD recently declined the application but Sc itex Vision is continuing its discussions with the IRD in order to reach a mutual satisfactory solution of this matter, the outcome of which cannot be predicted at this time. Scitex Vision believes that due to current balance sheet reserves, it is not necessary at this time to establish additional reserves. However, Scitex Vision may be eventually required to pay the ITA or IRD material amounts, which exceed the amount of the reserves to settle this matter (or at the conclusion of the appeal process with respect to the ITA or, if Scitex Vision determines to appeal the IRD’s decision, with respect to the IRD as well), in which event, our results of operations may be adversely affected.

  In addition, we are undergoing additional tax audits in Europe and Israel. For more information about these audits and other tax assessments, please see under “Item 5.B – Liquidity & Capital Resources – Tax Audits.”

  We conduct business globally and a substantial part of our operations was conducted in various countries during the 1990’s. Accordingly, not all of the tax returns of our operations during the 1990’s are final and are subject to further audit and assessment by the applicable tax authorities. While we believe we complied with the applicable tax laws and regulations during these years, we cannot assure you that we will not be subject to further tax audits or assessments, in which event, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected.

  We have incurred substantial net losses in the past two years, and we may incur losses again in the future.

  Although our net income for the years ended December 31, 1999 and 2000 was approximately $30.5 million and $75.7 million, respectively, we incurred net losses in the years ended December 31, 2001 and December 31, 2002, of approximately $253.0 million (including $215.9 million associated with our holdings in Creo) and $32.0 million (including $22.3 million associated with our holdings in Creo), respectively. In addition, on May 12, 2003, we announced that we incurred a net loss of approximately $6.8 million for the quarter ended March 31, 2003. We may continue to incur losses in the future, which could materially adversely affect our business and financial condition, as well as the value and market price of our shares. Even if we reach profitability, we cannot assure you that future net income will offset our cumulative losses.

  Our majority owned subsidiary, Aprion Digital (together with Scitex Vision), may be unable to amend provisions in its revolving credit line facilities and long-term loans, regarding which it is currently in covenant default. If it is unable to amend these covenants, it may be required to raise additional funds on unfavorable terms.

  As of June 15, 2003, Aprion Digital (together with Scitex Vision) owed approximately $49 million to Israeli banks under its revolving credit line facilities and long-term loan agreements. These credit lines are secured by a floating charge on Aprion Digital’s assets, by an approximate $19 million of restricted deposits, and also by a loan guarantee of approximately $1.8 million issued by us for Aprion Digital’s benefit. Under these credit lines, Aprion Digital is required to adhere to certain financial and other restrictive covenants such as equity level, profitability and financial ratios. Aprion Digital has not maintained certain of these covenants, which means that it is in covenant default under these credit lines. In mid-2002, the banks extended the credit lines until the end of the third quarter of 2002, and engaged in negotiations to further extend the credit lines and amend these covenants and the related operating parameters in order to better enable Apr ion Digital to comply with the agreements. However, to date, such amendment was not effected and, in early 2003, the banks informed Aprion Digital that the credit line available to it is significantly reduced. Aprion Digital is continuing its negotiations with the banks. The banks agreed in principle to consider changing the parameters for certain financial covenants and refrain from exercising their rights under these credit and loans agreements until the conclusion of the negotiations. We cannot assure you that said negotiations will result in the default being cured and, if they do not, we cannot assure you that Aprion Digital will be able to enter into another agreement with the banks or to secure financing from other sources on terms favorable to it. In addition, the credit lines contain certain restrictions on Aprion Digital’s ability to raise additional funds.

  In light of the foregoing, Aprion Digital’s cash needs and in connection with the transaction to combine Scitex Vision and Aprion, the Board of Directors of Aprion has approved a rights offering of $6 million to $10 million. We and two other principal shareholders of Aprion indicated to Aprion that we are willing to participate in such offering. We cannot assure you at this time that such transaction will indeed take place or how much of the rights offering, if any, will be acquired by us or other shareholders.

  If adequate funds are not available on terms favorable to Aprion Digital from the banks or other resources, including from the rights offering, Scitex Vision’s (and consequently, our) operations and financial results will be materially adversely affected.

  We may be unable to optimally integrate Scitex Vision’s operations with those of Aprion Digital and realize the full benefits we anticipate from this transaction.

  On January 1, 2003, we completed the combination, through a share exchange, of Scitex Vision, our wholly owned subsidiary, and Aprion Digital, a company in which we held 42.5% of its share capital. Following this transaction, Aprion Digital became a majority owned subsidiary of ours, and the parent of Scitex Vision. This transaction involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of these companies include:

    the necessity of coordinating separate organizations and combining them into one organization;
    establishing integrated sales, marketing and customer support channels worldwide;
    integrating personnel with diverse business backgrounds;
    merging the different product lines of the companies into a solid and complimentary product offering; and
    confronting diverse business markets.

  The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key customers or key personnel. The diversion of management’s attention and any delays or difficulties encountered or liabilities imposed on us in connection with the transaction and the integration of the two companies’ operations, may prove time consuming and costly, and could have an adverse effect on the business, results of operations or financial condition of the combined company.

  Among the factors considered by the boards of directors of Aprion Digital, Scitex Vision and us (as the parent of Scitex Vision) in connection with their respective approval and adoption of the transaction were the opportunities for new technologies and markets and operating efficiencies that could result from the transaction. We cannot give you any assurance that these savings will be realized within the time periods contemplated or realized at all.

  For more information about the Scitex Vision-Aprion transaction, see under “Item 7B. Related Party Transactions – Aprion-Scitex Vision Combination.”

  We may face claims in connection with the transaction to combine the operations of Aprion Digital and Scitex Vision.

  In connection with this transaction, three shareholders of Aprion Digital have sent to us and to Aprion letters in which they allege, among other things, that the valuation assigned to Aprion in the transaction was below its fair market value and that the transaction was conducted in bad faith and prejudiced the rights of Aprion’s minority shareholders. We and Aprion do not believe that these claims have any merits and, to the extent that any of these claims is materialized into legal action, we intend to vigorously defend our position on these issues. However, we cannot assure you the outcome of any such litigation at this time.

  Because the digital printing market is characterized by rapid technological and other changes, our success depends on our ability to predict and respond to market developments or demands, and to continually develop new and more technologically advanced products and product enhancements that achieve market acceptance.

  The digital printing market is characterized by rapid technological change and frequent new product introductions and enhancements. Our financial performance and growth is dependent upon our ability to continuously develop, introduce and deliver commercially viable products and technologies on a timely basis that offer customers enhanced performance at competitive prices. The ongoing introduction of new technologies and products across all of our product lines is intended to keep pace with rapid market changes and to minimize the effect of competitive product offerings and pricing. However, we cannot assure you that we will have the financial resources, marketing and distribution capability or the technology to compete successfully. We believe that our industry will continue to be characterized by rapid technological advances and short product life cycles resulting in continued risk of product obsolescence.

  The market for digital printers and printer supplies is very competitive. We may lose market share and our results may suffer if we cannot compete effectively.

  The digital printing and printing supplies markets are very competitive and competition may increase in the future. Competition may come from existing vendors and new market entrants, including competitors that may have greater research and development, management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those currently available to us. For example, we are facing increased competition for the sale of inks for use with our printing systems, which caused us to reduce our prices for certain products and lose some of our previous market share. If this trend continues or intensifies, it could materially adversely affect future revenues from our sale of inks.

  Some of our competitors include Xerox Corporation and IBM Printing Systems Company, Videojet Technologies Inc., and Vutek Inc. of the U.S., Domino Printing Sciences PLC of the UK, Nur Macroprinters Ltd. of Israel and Océ Printing Systems GmbH (formerly Siemens Nixdorf Printing Systems) of the Netherlands. Some of these competitors have greater name recognition, longer operating histories, larger customer bases and/or greater financial resources than us.

  Recently, several Asian producers, mostly from China, have entered the super-wide format printing market with low cost products emulating Scitex Vision’s entry-level printing systems. Scitex Vision faces strong competition in this market, mainly, in China. Increased competition could have an adverse material effect on our business, financial condition and operating results through pricing pressure, loss of market share and other factors.

  It may be difficult for us to find replacement suppliers for key components.

  There are a limited number of potential suppliers of certain key components to our products, including components of inkjet printheads, drying systems and inks. Accordingly, any problems that may occur with respect to the delivery, quality or cost of these components could result in product shortages or quality assurance problems. If our current suppliers of such components are unable or unwilling to provide these components to us, it may be difficult to find qualified suppliers or to replenish inventories of components on a timely basis, and this could cause our operating results to suffer.

  Our intellectual property rights are difficult to protect and if we are unable adequately to protect such rights, our business may be materially adversely affected.

  Our intellectual property rights, particularly existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others, despite efforts to protect them. Furthermore, others may develop similar or superior technologies, duplicate or reverse-engineer our technology, or design around our patents, or those licensed to us. If we fail to protect our intellectual property rights, we would be less able to differentiate our products and revenues will decline. While we are not aware of any infringement claims against us, third parties may assert infringement claims against us in the future and these claims may require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of these claims.

  Our operating results may be subject to quarterly fluctuations.

  Our operating results may be subject to quarterly fluctuations as a result of a number of factors. In particular, we do not typically have a significant backlog of orders at the beginning of each quarter and, as a result, may experience fluctuations in operating results based upon the timing of the receipt of orders and the shipment of product. We generally receive orders, ship and record a significant portion of our revenue within the same quarter, often in the last month of the quarter. Thus, we may not learn of shortfalls or quarterly fluctuations in sales until late in, or shortly after the end of, the reporting periods. Other factors which have contributed, and may in the future contribute, to fluctuations in our quarterly results of operations include:

    general economic conditions;
    the capital spending patterns of our customers;
    market acceptance of new products;
    the high level of competition that we encounter;
    the size and timing of orders, including order deferrals, and subsequent shipments;
    software and hardware development problems;
    one-time charges;
    mergers or acquisitions;
    credit risks associated with certain customers or certain geographical areas;
    the timing of our new product introductions or enhancements or that of our competitors or providers of complementary products; and
    disruptions in, or changes in the quality of, our sources of supply.

  Accordingly, the results of past periods should not be relied upon as an indication of our future performance. Our operating results have from time to time been, and may in some future periods be, below expectations of public market analysts or investors. This has resulted, and if this occurs in the future would result, in a decline in our share price.

  Our products may contain undetected defects that could harm our reputation, result in the loss of customers and revenues and expose us to product liability claims.

  We typically offer three to twelve months warranty programs with respect to our products. Our warranty generally provides that we will repair or replace products with defects in materials or workmanship or that fail to meet agreed-upon specifications. Although we perform comprehensive quality tests before delivering our products, our products may contain defects that may not be discovered before the products are supplied to customers. Any defects or errors in the products could result in exposure to product liability claims; harm to our reputation; diversion of personnel and financial resources; less favorable insurance terms; other ancillary expenses; and, consequently, adversely affect our financial condition.

  We may be subject to environmental related liabilities due to our use of hazardous materials and solvents.

  We mix ink used in some of our printers with solvents and other hazardous materials. Those materials are subject to various governmental regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses worldwide, including Europe, the United States, Asia Pacific and South Africa, and shipping companies ship it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in compliance with the applicable environmental laws and regulations. While we customarily obtain insurance coverage typical for this kind of risk, if we fail to comply with these laws or an accident involving our ink waste or solvents occurs, then our business and financial results could be harmed.

  Our business is subject to risks from international operations.

  We conduct business globally. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; regulatory, political, or economic requirements; business and government spending patterns; political and economic instability; and natural disasters. For example, Japan, where we sell our products from time to time, is undergoing a severe economic slowdown. While we exert efforts to mitigate the risks associated with our international operations, such as by operating through local companies in foreign markets and certain hedging activities in respect of our currency exchange risks, if we fail to overcome the challenges we encounter in such operations, our business will be materially adversely affected.

  Our results of operations may be harmed by currency fluctuations.

  Because we generate revenues and expenses in various currencies, including in U.S. dollars, Euros and certain other European currencies, the South African Rand and New Israeli Shekels, commonly referred to as NIS, our financial results are subject to the effects of fluctuations of currency exchange rates. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against other currencies. However, we cannot predict when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business.

  Some of our holdings are in companies that may be unable to obtain future financing.

  Some of our portfolio companies are emerging companies with no substantial operating history and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs, which in light of the continuing economic downturn may prove to be more difficult than in the past. If these companies are unable to obtain sufficient financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. This could adversely affect our financial performance.

  Our results are affected by volatility in the securities markets.

  Due to the continuing downturn in the world economy, the attacks on the United States on September 11, 2001, the threat of acts of terrorism worldwide, the uncertainties associated with the war in Iraq and, lately, the outbreak of the SARS virus, the securities markets in general have experienced increased volatility that has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Such volatility may affect our ability to realize investments, such as by our ability to conclude profitable “exit” transactions regarding certain of the companies in which we have invested. If worldwide market conditions in the technology industry do not permit us to conclude these types of transactions, our results could be adversely affected.

  The loss of the services of our key personnel could seriously harm our business.

  Our future success depends to a large degree on the continued services of our senior management and key personnel. In particular, we are dependent on the services of a small number of key executives. The loss of their services, particularly to a competitor, could disrupt our operations and harm our business.

Risks Related to Operations in Israel

  Political, economic and military instability in Israel or the Middle East may adversely affect our results of operations.

  Our corporate headquarters and the principal offices, research and development, engineering and manufacturing operations of Scitex Vision, the principal facilities of several of our portfolio companies, and many of our and their suppliers are located in Israel. In addition, such companies are heavily dependent upon components imported into Israel. Accordingly, our operations and financial results could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. The hostilities between Israel and the Palestinians have intensified in mid-2002 and led to a crisis in the entire peace process and have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world.

  Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may harm the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

  Due to, principally, a continuing budget deficit of the Israeli Government and the slow down of the Israeli economy in recent years, in May 2003, the Israeli parliament approved a law for the implementation of an emergency economic recovery plan that entails, among other things, budget cuts in various sources of government spending. The plan, from its initial proposal by the Israeli Finance Ministry, was met with intense opposition, and labor unions led by the Histadrut (General Federation of Labor in Israel) declared a number of work stoppages and general strikes that varied in scope, duration and intensity. We cannot predict what impact the implementation of the recovery plan will have on the Israeli economy as a whole or on the results of our operations, nor the extent to which industrial action, such as work stoppages, against the plan will continue, its nature and the effect thereof.

  Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

  Some of our and our portfolio companies’ executive officers and employees in Israel are obligated to perform military reserve duty annually. In addition, in the event of a military conflict in the region, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. This could disrupt our operations and harm our business.

  The government programs and tax benefits that we and some of our portfolio companies currently participate in or receive are subject to several conditions and may be terminated or reduced in the future, which may adversely affect our business and financial results.

  We and some of our Israeli portfolio companies receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for research and development programs that meet specified criteria and receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” To maintain eligibility for these programs and tax benefits, a participant must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets. In addition, some of these programs restrict the participant’s ability to manufacture particular products or transfer particular technology outside of Israel. If we or our applicable Israeli portfolio companies fail to comply with these conditions in the future, we, or these portfolio companies, as the case may be, may be required to refund any payments previously received under these programs, pay increased taxes and/or the b enefits received could be cancelled. We recorded grant participation of an aggregate of approximately $0.7 million in 2002 and approximately $1 million in 2001. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future. These programs and tax benefits may not continue in the future at their current levels or at any level. From time to time, we and some of our Israeli portfolio companies submit requests for new grants from the Office of the Chief Scientist and for expansion of our or their Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved. The termination or reduction of these grants and tax benefits could seriously harm our business, financial condition and results of operations.

  A litigant may have difficulty enforcing US judgments against us, our officers and directors, our Israeli subsidiaries and affiliates and our Israeli auditors or to assert U.S. securities law claims in Israel.

  Service of process upon us, our Israeli subsidiaries and affiliates, and upon our directors and officers and our Israeli auditors, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers and our Israeli auditors are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

  There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

    adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;
    the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
    the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;
    the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;
    an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

    the U.S. court is not prohibited from enforcing judgments of Israeli courts.

  If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

  Provisions of Israeli law may delay, prevent or make more difficult an acquisition of Scitex, which could depress our share price.

  The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies. Also, in certain circumstances an acquisition of shares in a pub lic company must be made by means of a tender offer. These restrictions could prevent or make more difficult an acquisition of Scitex, which could depress our share price. For more information about provisions of Israeli law with respect to acquisitions, please see under “Item 10B. Memorandum and Articles of Association – Change of Control.”

Risks Related to the Market for Our Ordinary Shares

  Our share price has decreased significantly and could continue to fluctuate significantly.

  The market price for our ordinary shares has been volatile. Our share price has decreased significantly in the last two years. If revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate impact on our stock price. The stock price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide.

  Two shareholders may be able to control us.

  Clal Electronics Industries Ltd., or CEI, and Discount Investment Corporation Ltd., or DIC (directly and through its subsidiaries) collectively own an aggregate of approximately 44% of our outstanding ordinary shares. In addition, they are parties to a voting agreement entered into in 1980. Accordingly, CEI and DIC may have the power to control the outcome of matters submitted for the vote of our shareholders, including the election of our directors and the approval of significant change in control transactions. Consequently, this may make certain transactions more difficult and may result in delaying or preventing a change in control of Scitex. For more information about CEI, DIC and the 1980 Voting Agreement, please see under “Item 7.A – Major Shareholders.”

  Our U.S. shareholders may suffer adverse tax consequences if we classified as a passive foreign investment company.

  As more fully described in Item 10 – “Additional Information - Taxation” under the caption “Tax Consequences if we are a Passive Foreign Investment Company,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if for any taxable year our passive income, or our assets that produce passive income, exceed specified levels. Based on the opinion of our tax consultants, we do not believe we were a PFIC in 2002. However, there can be no assurance that we will not become a PFIC in 2003 or in a subsequent year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. A decline in the value of our ordinary shares may result in us being a P FIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

  Our ordinary shares are listed for trading in more than one market and this may result in price variations.

  Our ordinary shares are listed for trading on Nasdaq and the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Corporate History & Details

Our legal and commercial name is Scitex Corporation Ltd. and our legal form is a company limited by shares. We were incorporated under the laws of the State of Israel on November 2, 1971, succeeding a predecessor corporation, Scientific Technology Ltd. that was founded on September 5, 1968. Our corporate headquarters and principal executive offices are located at 3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv, 67023, Israel. Our telephone number in Israel is (972) 3 - 6075755. Our Website address is www.scitex.com. Information contained on our Website does not constitute a part of this Annual Report.

We initially focused in imaging competencies in systems for the textile design market. In 1979 we launched the world’s first computerized, color prepress system. In the 1990’s we identified the evolving digital printing market and focused on commercializing innovative solutions for the graphic publishing industry in its transition from analog to digital printing, and made several key acquisitions of digital printing operations. In April 2000 we sold our digital preprint operations and our print-on-demand systems business to Creo Inc. (Nasdaq: CREO, TSE: CRE). We now design, develop, manufacture, market and support primarily industrial inkjet digital printing solutions. In addition, we are engaged, through our affiliated companies and investments, in the fields of digital preprint and Internet imagery.

Major Business Developments Since January 1, 2002

We continued to focus on our industrial inkjet digital printing activities and reduced our involvement (through our equity interest in Creo) in the digital preprint business, mainly through:

  the combination of the operations of Aprion Digital Ltd., a developer of “drop-on demand” inkjet technologies, in which we held 42.5% of the share capital, and Scitex Vision Ltd., our wholly owned subsidiary until the consummation of such transaction in January 2003. See in more detail below;
  decreasing our holdings in Creo, a provider of solutions for the graphic arts industry, from approximately 12.7% to 6.5%. See in more detail below;
  on-going investments by Scitex Vision Ltd. and Scitex Digital Printing, Inc. in new products and markets; and
  follow-up investment by us of an aggregate amount of $2.4 million in Jemtex InkJet Printing Ltd.
  See in more detail below.

In August 2002, CII and DIC announced that they were considering the possibility of conducting a joint tender offer to acquire between 6% to 10% of our ordinary shares, subject to regulatory requirements and further examination. In December 2002, CII and DIC announced that they had decided not to conduct such tender offer.

As recently announced, several key changes to our management team were effected in mid-2003:

    In May 2003, Mr. Leon Recanati, who had been our director since 1988, has stepped down from our board;
    Mr. Nachum Shamir, the current President and CEO of Scitex Digital Printing, was appointed as our President and CEO, replacing Mr. Yeoshua Agassi, who had been our President and CEO since late 2001, effective June 30, 2003; and
    Mr. Ami Erel was appointed Chairman of our Board of Directors, replacing Mr. Meir Shannie, who had been our Chairman since early 2001. Messrs. Avi Fischer and Shay Livnat also joined our Board of Directors.

For more information about the foregoing changes and foresaid new management members, see Item 6A below.

Capital Expenditure & Divestitures

ACQUISITIONS & INVESTMENTS

Since January 1, 2000, most of our principal capital expenditures have been for the acquisition of interests in other companies, as follows:

  In May 2000, we acquired an approximate 18.7% interest in Objet Geometries Ltd. for $5 million, and since May 2001 we invested an additional $3.7 million in subsequent rounds of financing. We now hold an approximate 23.0% interest of Objet;
  Between July 2000 and February 2002, we invested an aggregate of approximately $5.5 million in Jemtex InkJet Printing Ltd. and in the acquisition of Jemtex shares from third parties. In December 2002, we agreed to make an additional investment of $2.4 million, coupled with options to invest an additional $1.6 million. We now hold an approximate 49.8% interest in Jemtex;
  Between February 1999 and November 2000, we acquired an approximate 15.9% interest in RealTimeImage Ltd., formerly known as RTimage Ltd., for an aggregate of $5.3 million. We now hold an approximate 14.9% interest in RealTimeImage;
  In June 2000, we acquired an approximate 21.3% interest in InfoBit Ltd. for $1 million;

  In March 2001, Scitex Vision acquired the ink manufacturing business of Techno Ink Manufacturing (PTY) Ltd., or TechInk, for a down payment of $2.9 million and additional payments to TechInk of up to a maximum of approximately $5.5 million (approximately $0.3 million of which were paid in 2002), contingent upon the achievement of specified financial targets related to production and sales of inks by Scitex Vision;
  Since April 2000, we made a number of other investments in Internet-based and other companies for an aggregate sum of approximately $25.3 million (approximately $14 million of which in the Vio and Karat ventures described herein). One of these companies, PrintLife.com Ltd. had a receiver appointed in March 2001, in consequence of which we wrote off our investment of $4.6 million in this company. As described herein, we sold our share in the Vio and Karat ventures in 2001 and 2002, respectively;
  During 2001, we increased our holdings in Aprion Digital Ltd. from 17% to 42.5% through the exercise of warrants in consideration for approximately $2.5 million, and the conversion of a convertible note in that company for no additional consideration. In the fourth quarter of 2002, we signed an agreement to combine the operations of Aprion and Scitex Vision, our wholly owned subsidiary. In January 2003, we completed this transaction, as a result of which Aprion became a majority owned subsidiary of ours and the parent of Scitex Vision. For more information about the Scitex Vision-Aprion transaction, see under “Item 7B. Related Party Transactions – Aprion-Scitex Vision Combination”; and
  In April 2002, Scitex Vision acquired advanced digital printing technologies from Siantec SARL, or Siantec, by way of an asset purchase agreement for $2 million and additional payments of up to a maximum of $10 million, based on the achievement of specified financial targets, such as revenues and operating income from Scitex Vision’s sales of systems and ink based on Siantec’s technology during a period of up to five years. We issued guarantees in favor of Siantec to secure Scitex Vision’s obligations and payments under the agreement, and in favor of Bank Hapoalim, in the amount of $2 million, to secure a loan provided by the bank for the initial payment by Scitex Vision.

OTHER CAPITAL EXPENDITURES

Other principal capital expenditures since January 1, 2000, include:

  The building in Dayton, Ohio, currently rented by our wholly-owned U.S. subsidiary, Scitex Digital Printing, Inc., or SDP, and used as its principal facility, was constructed over the period October 1996 through October 1997. SDP commenced occupancy of the building in September 1997. During the period through 2000, SDP incurred costs for leasehold improvements totaling approximately $15.7 million in respect of such facility.
  During the years 1998 through 2000, we substantially updated our entire computer system infrastructure, and expended an aggregate of approximately $5.3 million on a new internal Management Information System, or MIS. This was done in order to standardize our systems worldwide to a single coordinated management system and to ensure readiness for the potential risks associated with the Year 2000. Most of this infrastructure was sold in April 2000 to Creo as part of our digital preprint business.

DIVESTITURES

Principal capital divestitures since January 1, 2000, are as follows:

  In April 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo, in return for 13.25 million of Creo shares. As a result of this transaction, we became the largest shareholder in Creo, initially with approximately 28.7% of the outstanding Creo shares. In connection with this transaction, Scitex and Creo entered into a Standstill Agreement and a Registration Rights Agreement (for a summary of these agreements, please see under the caption “Material Contracts” of Item 10). In November 2001, we sold 7.0 million shares of Creo for gross proceeds of approximately $78 million as part of a private placement to Canadian institutional investors. In June 2003, we sold 3.0 million shares of Creo for gross proceeds of approximately $24 million as part of a private placement to various financial institutions in Canada and now hold approximately 6.5% of the outstanding Creo shares;

  Vio Worldwide Limited, or Vio, a Scitex joint venture with British Telecommunications plc, was an application service provider, or ASP, to the print and publishing industry. Launched in 1998, Vio was to provide a secure and reliable global graphic arts communication network combined with industry leading on-line software applications. In early 2001, Vio’s shareholders resolved to gradually wind-down Vio’s operations, due to the joint venture’s inability to reach financial profitability or to raise third party financing. Eventually it was sold to Citizen Ltd. in June 2001 for no consideration other than Citizen’s assumption of Vio’s ongoing liabilities;
  In April 2002, we completed the sale of our shares in the Karat Digital Press joint venture, a developer of color digital offset press, to Koenig & Bauer A.G., or KBA, our joint venture partner, for approximately $14.4 million and for additional contingent future performance related payments. Other terms of this transaction, announced in early 2001, include, among other things, the assumption by KBA of full responsibility for manufacturing, sales and customer support operations of Karat Digital Press machines worldwide; and
  In March 2002, Ledics Holdings Ltd. (formerly known as SciDel Technologies Ltd.), or Ledics, an Israeli company specializing in real time advertising insertions to television and Web-casting, completed the sale of substantially all of its assets and operations to a subsidiary of Princeton Video Image, Inc. (NASDAQ: PVII), or PVI, by way of an asset purchase agreement for approximately 1.1 million shares of PVI (approximately $2.2 million based on the reported sale price of PVI’s shares on the Nasdaq National Market on such date) and warrants to acquire approximately 0.67 million additional shares of PVI. In December 2002, we and other shareholders of Ledics as well as its secured and non-secured creditors entered into an arrangement, whereby we and other shareholders sold our shares in Ledics and we and other convertible debt holders of Ledics will receive a portion of the proceeds of the sale to PVI (by way of PVI’s shares), subject to prior payments to sen ior creditors. Due to the size of the senior debt, we do not expect that the proceeds we receive, if any, will be significant.
B.	BUSINESS OVERVIEW

GENERAL

We are a leader in the field of industrial ink-jet digital printing solutions. Our current operations, carried out by our operating subsidiaries, consist of the design, development, manufacture, marketing and support of products for the industrial inkjet digital printing market.

In addition, we hold interests in a number of companies whose operations comprise related businesses operating within a single industry - either the digital printing business; the provision of certain primarily Internet-related imaging products and services; or the digital preprint business (through our equity interest in Creo).

            DIGITAL PRINTING

Through our wholly owned subsidiary, Scitex Digital Printing, Inc., or SDP, and our now majority owned subsidiary (following the transaction with Aprion Digital), Scitex Vision Ltd., or Scitex Vision, we design, develop, manufacture, market and support products for the inkjet digital printing market.

Our digital printing products are based primarily on inkjet technology and can be divided into two segments:

    High-Speed: High-speed inkjet printing systems are used for variable-data printing in monochrome, spot color and full process color for personalized promotional mailings, billings, statements, books, lottery tickets and other addressing/personalized applications. Such products range from stand-alone addressing systems to large printing systems used on-line with various finishing equipment. SDP is engaged in the high-speed digital printing business; and
    Wide Format: Wide format color inkjet printing systems are used for point-of-purchase displays, banners, outdoor advertising posters and fleet markings. These products are mainly used by the graphic arts market. Scitex Vision is engaged in the wide format digital printing business.

We also operate in the digital printing business in various markets and applications through our investments in Jemtex InkJet Printing Ltd., Objet Geometries Ltd. and, during 2002, in Aprion Digital Ltd. (now combined with Scitex Vision). For more information about these companies please see under the caption “Portfolio Companies - Digital Printing” below.

            INTERNET IMAGERY

The development of our Internet Imagery technologies is currently primarily conducted through our minority holdings in RealTimeImage Ltd., XMPiE Inc. and InfoBit Ltd. For more information about these companies please see under the caption “Portfolio Companies - Internet-Based, Networking & Other Telecommunications Solutions” below.

            DIGITAL PREPRINT

On April 4, 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo Inc., or Creo, in return for an approximate 29% interest in Creo. We now hold approximately 6.5% of the outstanding Creo shares. For more information about Creo, please see under the caption “Portfolio Companies - Digital Preprint and Print on Demand” below.

CUSTOMERS & SALES

The following table sets forth the amounts and relative percentages of our total revenues by geographical markets, for the years indicated:

	Year Ended December 31,*

	2002		2001		2000**

	(US dollars in thousands)

North and South America (excluding United States)	18,340	7.5%	6,483	2.5%	143,092	41.6%
United States	79,844	32.9%	87,836	34.3%
Europe (mainly Western Europe)	88,512	36.5%	83,055	32.4%	115,228	33.6%
Japan	21,046	8.7%	29,728	11.6%	29,861	8.7%
Other countries	35,030	14.4%	49,112	19.2%	55,487	16.1%
Total	$242,772	100.0%	$256,214	100.0%	$343,668	100.0%

______________

*	Please see Note 15b to our consolidated financial statements included in this Annual Report.

**	Includes revenues from the preprint business in first quarter of 2000, which was sold to Creo Inc. A breakdown of the revenues in the year 2000, between North and South America and the United States, is not available or obtainable without unreasonable cost or delay..

In each of the years 2002, 2001 and 2000, no end-user customer or distributor accounted for more than 10% of our net revenues.

The following table sets forth our total revenues for the years 2000 through 2002 and amounts and relative percentages attributable to our principal business segments:

	Year Ended December 31,*

	2002		2001		2000

	(US dollars in thousands)

High Speed Digital Printing	$157,111	64.7%	$164,596	64.2%	$152,153	44.3%
Wide Format Digital Printing	$ 85,661	35.3%	$ 91,618	35.8%	$75,452	21.9%
Digital Preprint & Other**	- -	- -	- -	- -	$116,063	33.8%
Total Revenues	$242,772	100.0%	$256,214	100.0%	$343,668	100.0%

______________

*	Commencing April 2000, following the sale of our digital preprint business to Creo, our consolidated financial statement for the period ended December 31, 2001, were reported in one segment, digital printing. Our consolidated financial statement for the period ended December 31, 2002, are reported in two operating segments, the high speed digital printing (the business of SDP) and the wide format digital printing (the business of Scitex Vision). Please see Note 15a to our consolidated financial statements included in this Annual Report.

**	Includes print-on-demand systems and other revenues, of a non-material amount, attributable to Scitex’s joint ventures and Internet-based communication products and services.

SCITEX DIGITAL PRINTING, INC. – High Speed Variable Information Printers

General

Scitex Digital Printing, Inc., or SDP, is a wholly-owned subsidiary of Scitex, based in Dayton, Ohio. It develops and manufactures high speed, computer-driven, variable-data inkjet printers, which it also markets, sells and supports. Ancillary operations in Europe and the Far East provide general assistance for marketing and support of SDP’s products outside the United States. SDP, together with such ancillary operations, had, as of December 31, 2002, a total workforce of approximately 725 employees (including part-time and temporary employees). It was formerly the Dayton Operations division of Eastman Kodak Company, from which it was acquired in 1993.

Product Overview

SDP’s systems produce hardcopy output of digital data files generated entirely on a computer or originating from a computer. SDP focuses on long-run, high-volume, printing in monochrome, spot color and, more recently, full process color. Large amounts of variable data from a computer database can be printed by SDP products at very high speeds. Among the applications included are personalization of promotional mailings, billings, statements, books, bar codes and lottery tickets.

SDP inkjet printing systems excel in their high speed and low cost per page. The technology in these systems involves a proprietary continuous inkjet printing technology developed by SDP. It utilizes a nearly microscopic stream of ink that is separated into droplets of predictable size; selected droplets then are deflected by an electrostatic charge directly onto the paper or other substrates to create an image. These systems primarily serve commercial and in-plant printers in digital printing of variable information, in page-wide, partial page and narrow formats, in black and white, spot or process color.

            Page-Wide Format Products

SDP’s page-wide format systems, with multiple 9-inch printheads, are used for full-page, variable printing up to 18 inches wide on one or two sides. These systems provide good quality at ultra-high production speeds and at low operating cost-per-page for direct mail, billings, statements, book printing, or any variable printing application.

    The Scitex VersaMark™ high speed printing system, introduced in early 1999, combines high speed, and low cost per page in a turnkey solution that is neatly set into a modular, and entirely upgradeable package. Coupled with spot color capability and numerous versatile configurations, it is aimed at expanding SDP’s presence in the world market for on-demand publishing, billing and financial statement printing and to strengthen its position in the personalized direct mail and catalogue printing.
    The Scitex VersaMark Business Color Press™, or BCP, the world’s highest speed digital full color press, was introduced in May 2000. It is aimed towards a broad range of applications, including direct mail, coupon and catalog printing, book publishing, and statement printing. At over 2,000 pages per minute, it is the most productive full process color digital printing system available as well as the lowest operating cost-per-page available. The BCP is rather unique in its ability to print process color as well as spot color and black-on-white jobs both at a higher throughput speed and at a lower cost per page compared to other technologies.
    The Scitex VersaMark™ Vantage™, was introduced in April 2002. The VersaMark™ Vantage™, part of the BCP products portfolio, targets commercial printers who seek an affordable solution to combining the benefits of digital color printing and the flexibility of variable data for one-to-one direct mailings, personalized billing and transaction statements, and individualized, on-demand printing for books and catalogs.

            Partial-Page Format Products

Partial-page format systems, with multiple arrays of 3.4 or 4.25-inch printheads, are used for monochrome, spot color, or highlight variable printing on documents. Flexible configurations of up to 16 printheads can be used to handle the widest variations of applications in-line on webs, both offset and flexo, folders, collators, and document tables.

    The Scitex 6240™ inkjet printing system prints business forms, tags and labels, direct mail, booklets and billing statements. It is used for bar coding, numbering, addressing, personalization, and spot color or highlighting. This modular printing system, available in three models with speeds up to 1,000 feet per minute (fpm), easily merges with web presses, collators, mail bases, folders and a variety of other on-line and off-line equipment. Output from two print stations can be “stitched” together to create an image area up to 8½ inches wide. The system’s controller can drive a mix of printheads with various widths.

            Narrow Format Products

Narrow format systems, with 1, 2.13, 2.56 and 2.75 inches wide printheads, are used in applications such as personalization, direct addressing, bar coding and numbering, applied as single, spot or highlight color.

    The Scitex Dijit® printing system prints variable information for automatic direct addressing, personalization, messaging, numbering and dating at speeds up to 1,000 fpm. The compact and modular system can be used with a variety of third party equipment such as web presses, bindery lines, folders or mailing bases. In September 2002, SDP introduced two new products to the Scitex Digit family of printing systems, the Dijit® Passport™ and the Dijit® Liberty™. In addition to complementing the Dijit® family of products for professional mailers and commercial printers, Passport™ and Liberty™ will be targeted specifically at generating new opportunities in the catalog and publication, label and packaging industries through their ability to print on a wider range of substrates.

            Workflow Products

SDP provides its customers with a range of workflow products supporting the preparation of data for high-speed digital printing and, in particular, for merging variable content into the printed document in an optimized manner.

    The Scitex Composer™ is a suite of application software that includes four modules - Web Layout, PageComp, Data Merge, and IJPDS Proofer. This combination provides users all the tools required to easily design, lay-out, define, and proof variable content jobs and is compatible with industry-standard software used in a broad-range of applications. The Scitex Composer suite runs under Windows NT® , Windows 2000® and Windows XP® where it can be run on multiple workstations over a standard network. Designed to work with QuarkXPress™ page layout software, the Scitex Composer provides a highly graphical interface for visual positioning of text and graphics. It is available in two versions, one supporting monochrome applications, including highlight colors, and the other specifically capable of supporting multiple color planes and special algorithms for optimization of print quality in process color applications.

            Inks

SDP develops and manufactures a range of black, selected spot color and process color inks that are sold for use with all of the printing systems. Different inks are available for optimal use with different media and applications. SDP also partners with other ink manufacturers to provide a wider variety of inks for its customers.

Manufacturing

SDP manufacturing facilities are in Dayton, Ohio, although it also uses subcontractors in connection with certain types of work and activities.

Product quality control tests and inspections are performed at various steps throughout the manufacturing process. Each product is tested prior to delivery to, or acceptance by, the customer.

Most of the parts, components and commodities used by SDP in the manufacture and assembly of its products are available from several sources, although it currently purchases several items from a single source of supply. SDP generally purchases major components and commodities used in its products under annually renewable supply agreements with principal suppliers. To date, we have managed to overcome any difficulties experienced in obtaining timely deliveries. However, increased demand for these components and commodities or future unavailability could result in production delays that might adversely affect our business.

Sales & Marketing

SDP generally markets and sells its own products through a global direct sales force. Sales organizations are strategically located throughout the United States, with several Scitex subsidiaries dedicated to SDP’s products, in Europe, Japan and Asia, providing sales and support. In certain areas, SDP also utilizes dealers and value added resellers, or VARs, that modify or customize SDP’s products before sale to their end customers.

In March 2001, SDP and Xerox Corporation (NYSE: XRX) announced a reseller agreement to market the Scitex VersaMark Business Color Press. The agreement targets selected accounts worldwide combining SDP’s innovative high-speed variable color printing technology with Xerox’s strong distribution and marketing capabilities.

The traditional customers of SDP include professional mailers, commercial printers, publication printers (such as magazines and catalogs), and form printers utilizing our equipment for applications such as direct mail, lottery and addressing. Emerging applications include billing, data center printing, and high volume on-demand book printing.

______________

Windows, Windows NT, Windws 2000 and Windows XP are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. QuarkXPress is a trademark of Quark, Inc.

SDP’s equipment sales are typically made on terms requiring an advance payment, with the balance of the purchase price payable in stages, generally shortly after delivery. The transition in the past years towards system sales has lengthened SDP’s sales cycles and the economic situation drove longer payment terms. In addition, as part of its penetration into the data center printing market which is accustomed to offer its customers per-impression fees (commonly referred to as “click” based charges), SDP is offering to some of its customers similar “click” based payment structures. These payment structures bundle together recurring revenue elements such as consumables and service with equipment financing and will typically include at least 60% of the equipment cost to be paid on regular terms.

SDP has a large customer base with over 9,000 systems installed worldwide.

Customer Support

Technical support, training and customer service are important factors in SDP’s system sales and the achievement of high levels of customer satisfaction.

SDP provides an equipment warranty for an agreed period following completion of installation, typically ranging from three to six months. At the end of the warranty period, the customer may enter into a service agreement with SDP, which includes equipment and software maintenance as well as printhead refurbishment. If a customer does not enter into a service agreement, service is provided and charged on a time and materials basis. In some instances, mainly in the data center market, SDP provides service to customers based on the usage of the system, also known as “click charges.”

Currently, the customer support operations worldwide of SDP engage over 150 employees, comprising engineers, technical and application specialists as well as logistics and management personnel. They are based in North America, Europe, Japan and Asia. In certain areas, services are provided through distributors and agents, who provide technical and applications support through locally trained engineers.

In 2002, 44% of SDP’s total revenues (approximately $70 million) were generated from service operations and the supply of ink for inkjet printing products compared to 38% (approximately $63 million) of its total revenues, in 2001.

Competition

The primary competitive factors affecting sales of SDP’s equipment are performance relative to price, productivity and throughput of systems, product features and technology, quality, reliability, cost of operation, the quality and costs of training, support and service, and flexibility of adapting to customers’ applications. Other competitive factors in this market include the ability to provide access to product financing, reputation of the supplier and customer confidence in continuing development programs for additional accessories and features compatible with the equipment offered.

We believe that we are able to differentiate SDP’s products from the competition by, among other things, offering faster and more productive digital printing systems. We also believe that SDP’s digital color printer, which can print full page variable information in Business Color quality, is currently the most cost-effective solution of its kind.

The principal competition for SDP in:

    Page-wide format: Xerox Corporation and IBM Printing Systems Company of the U.S. and Océ Printing Systems GmbH (formerly Siemens Nixdorf Printing Systems) of the Netherlands; and
    Narrow and partial-page format: Videojet Technologies Inc. (formerly Marconi Data Systems Inc.), a subsidiary of Danaher Corporation of the U.S., and Domino Printing Sciences Plc of the U.K.

SCITEX VISION LTD. - WIDE FORMAT & SUPER-WIDE FORMAT PRINTERS

General

Scitex Vision Ltd., or Scitex Vision, is our wholly owned (and since January 1, 2003, giving effect to the combination with Aprion Digital, indirect majority owned) subsidiary, based in Herzlia, Israel. It is a leading developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and outdoor advertising posters and, as of December 31, 2002, employed approximately 400 employees (including employees of its sales, marketing and support subsidiaries and part-time and temporary employees). It formerly comprised the operations of Idanit Technologies Ltd., founded in 1994, which were acquired by Scitex in February 1998. Its operations were expanded in October 1998 with the purchase of the super-wide format product line from the Matan group of companies. On February 24, 1999, Idanit’s name was changed to Scitex Wide Format Printing Ltd. and on August 21, 2000 it was changed to its presen t name. In April 2002, Scitex Vision acquired advanced digital printing technologies from Siantec SARL.

Product Overview

Scitex Vision printers are dedicated to a wide array of applications including billboards, fleet marking, banners, street advertising, point-of-purchase displays and floor and window graphics. Its printing systems are aimed at providing high-quality and cost-effective solutions to digital printing houses worldwide. Scitex Vision operates in three product lines: super-wide format, wide format and the new flatbed line. Following the integration with Aprion Digital, it is also active in the packaging market and, by way of its strategic partners, in the textile market.

               Wide Format Printing Systems

Scitex Vision’s wide format systems utilize piezoelectric drop-on-demand inkjet technology and the company’s proprietary multi-array technology. These wide format systems are especially designed for short and medium print run applications, such as point-of-purchase displays, outdoor billboards, fleet marking, street advertising and bus shelters. Scitex Vision wide format systems have become an industry standard among paper billboard printers in Europe and USA.

    Idanit Novo™. Scitex Vision’s first wide format product was the Idanit162Ad™ printing system, which it began selling in 1997. This system was phased out in the third quarter of 1999 following the introduction of the Idanit Novo™ printing system, an advanced version of the Idanit162Ad.
    Scitex Pressjet. Scitex Pressjet-W™ is a wide format digital printing system, jointly developed by Scitex Vision and the Commercial Graphics Division of 3M Co. (NYSE: MMM), targeted for warranted and long term applications in the graphic arts market. In April 2002, the Scitex Pressjet II was introduced. This system represents a new generation of the Pressjet product line with enhanced new features and six-color printing, designed to attain a high image quality at high production levels.
    Scitex Superjet. The Scitex Superjet, introduced in early 2002, is a roll-to-roll digital wide format press that was developed and manufactured by Aprion Digital and based on an advance patented drop-on-demand inkjet printhead technology and matched inks technology developed by Aprion Digital. This technology is designed to ensure an exceptionally accurate drop size and shape in order to deliver high image quality as well as high volume productivity.

            Super-Wide Format Printing Systems

Scitex Vision offers the Scitex Grandjet S+™ and the Scitex Xljet line of systems that print on formats of up to 2, 3 and 5 meter wide, the only limitation on length of the print being the size of the roll. If wider print widths are required, the Grandjet S+ and XLjet systems create a print layout in sections that, when seamed and placed together, create a continuous and seamless-looking image in super-wide formats such as mega posters. These systems differ mainly in their image quality, number of colors, throughput capability and price. Like Scitex Vision’s wide format digital printing systems, the Scitex Grandjet S+™ and Scitex XLjet systems utilize piezoelectric drop-on-demand inkjet technology. However, unlike our wide format systems (except for Scitex Vision’s Superjet), they are based on a roll-to-roll technology, using a print process in which the substrate is placed on two long cylindrical shafts at the base of the printer.

            Flatbed Printing Systems

Following the acquisition of flatbed and UV curable ink technologies in April 2002 from Siantec SARL, Scitex Vision has developed the Scitex VEEjet, an advanced versatile flatbed wide format digital system designed to print on a wide range of rigid and flexible substrates using environmentally friendly UV curable inks. Scitex Vision has introduced this system in June 2002 and began beta site testing of the VEEjet in late 2002.

               Consumables

    Inks. The inks used with Scitex Vision’s printing systems are an important element of the printing process. The quality of the prints depends in part on a number of factors relating to the inks, including the compatibility of the inks with the printheads, the color gamut achievable with the inks, the ink gloss and color density. In addition, outdoor applications require additional characteristics in the ink such as durability and abrasion resistance to protect against the elements. Scitex Vision sells inks that are specially formulated to work with its systems. Most of the inks sold are solvent-based pigmented inks.

    In March 2001, following the acquisition of Tech-Ink, one of the leading state-of the-art ink manufacturers, located in Cape-Town, South Africa, by Scitex Vision, the inks are manufactured by Tech-Ink.

    In April 2001, Scitex Vision introduced the innovative VisionInk program to the market, whereby customers are able to select inks that have been specially developed for both their printing systems and their applications.

    Substrates. In September 2000, Scitex Vision launched Scitex Printer’s World, or SPW, a business unit of the company that offers to distributors and end-users of Scitex Vision’s systems, substrates, some of which are designed specifically for use with Scitex Vision’s wide and super-wide format systems. The aim of SPW is to offer digital market customers high quality substrates that are especially developed and particularly compatible with Scitex Vision’s systems in order to optimize their usage.

Manufacturing

Scitex Vision outsources the manufacturing of many of the components for its systems to its own specifications and purchases off-the shelf components for its systems from third party vendors. The most important third party vendors for its printing systems are the suppliers of the printheads used in such systems, and the subcontractors for assembly of its wide format systems.

Final integration and quality control testing of Scitex Vision’s wide format systems is conducted at its facilities in Herzlia, Israel (which are to relocate to Netanya, Israel, during 2003), where it also assembles its super-wide format systems and conducts full system integration and quality assurance testing.

Most of the parts, components and commodities used by Scitex Vision in the manufacture and assembly of its products are available from several sources, although it currently purchases a substantial number of items from single suppliers. In some cases, there is only one source of supply for a component or commodity used by it. In particular, Scitex Vision currently has only single sources for the supply of the printheads for each of its wide format and super-wide format printers. While Scitex Vision conducts a continuous process of evaluation of the main printheads available in the market, if either of these printheads suppliers were to discontinue the manufacture or supply of printheads, Scitex Vision believes it would have difficulties in locating alternative suppliers or manufacturing these products itself within a reasonable time frame.

Scitex Vision generally purchases certain major components and commodities used in its products under annually renewable supply agreements with principal suppliers. To date, it has managed to overcome any difficulties experienced in obtaining timely deliveries. However, increased demand for these components and commodities or future unavailability could result in production delays that might adversely affect our business.

Sales & Marketing

Scitex Vision sells its products through its direct sales force, indirect distribution channels and third party joint sales arrangements:

    Direct sales. Until the acquisition of Scitex’ preprint division by Creo in April 2000, we had several distribution units worldwide primarily responsible for marketing, sales and customer support of our digital preprint products. Certain of these units were also responsible for marketing, sales and customer support of Scitex Vision’s products. Pursuant to the agreement with Creo, the Creo distribution units continued to provide the support and services on an interim basis throughout 2000. Thereafter, Scitex Vision formed and staffed new regional subsidiaries, principally in North America and Europe, and, in the beginning of 2003, also in the Asia Pacific region, and direct sales and marketing as well as service and logistics of its products are carried out by these subsidiaries in their respective regions.
    Distribution channels. Scitex Vision relies on third party distributors and dealers to conduct sales and marketing in Latin America and in certain countries in Europe, Asia Pacific, Africa and the Middle East.
    Joint sales arrangements. Scitex Vision sells and distributes products in conjunction with certain third party products.

Equipment sales are typically made on terms requiring an advance payment, with the balance of the purchase price payable in stages, generally on delivery and on or shortly after acceptance of installation. Scitex Vision has agreements with third party financing companies for long-term financing of purchases of its equipment by certain customers.

Scitex Vision has a large customer base with over 900 systems installed globally.

Customer Support

Scitex Vision believes that a high level of customer service, technical support and training is important in achieving customer satisfaction and market acceptance of its products. It has a dedicated customer service and support team, consisting of approximately 104 engineers, technical and application specialists as well as logistics and management personnel. These personnel are located in the United States, Asia and Europe as well as at the company’s headquarters in Israel. The customer support team is responsible for providing installation services; post sales support and warranty services. Scitex Vision maintains a training facility at its headquarters in Israel for its customer support team and customers. In addition, its sales demonstration facilities in Brussels, Belgium and Atlanta, U.S.A., are also used for training purposes.

Scitex Vision offers an equipment warranty to its customers and distributors that, in most cases, cover defects in the systems for a period of six to twelve months following installation. At the end of the warranty period, the customer may enter into a service agreement with Scitex Vision, which includes equipment and software maintenance. If a customer does not enter into a service agreement, service is provided and charged on a per-call basis.

In 2002, Scitex Vision generated approximately $33 million of revenue from the supply of consumables and service operations, representing approximately 38% of its total revenues compared to approximately $32 million, or 35% of its total revenues, in 2001.

Competition

The primary competitive factors affecting sales of Scitex Vision’s products are price, productivity, product features, application versatility, reliability, support, print quality, durability and cost of inks and substrates. Other competitive factors include the reputation of the manufacturer and access to product financing.

We believe that the Idanit Novo, Scitex Pressjet II and Scitex Superjet wide format systems, as well as the Scitex Grandjet and Scitex XLjet super-wide format systems are generally competitive on price and features and have certain advantages and disadvantages as compared to competitors’ products. We believe that, while the Scitex Pressjet and Scitex Superjet wide format printing systems are slightly more expensive than the wide format digital printing systems offered by Scitex Vision’s competitors, they are competitive based on superior performance regarding quality of prints and speed of output and certain other competitive criteria and unique solutions for the industrial wide format digital market.

Scitex Vision’s principal competition is as follows:

    Super-wide format. Scitex Vision has two main competitors in the super-wide format market; NUR Macroprinters Ltd. of Israel (Nasdaq: NURM), or NUR, and Vutek, Inc. of the U.S. Recently, several Asian producers, mostly from China, have entered the super-wide format printing market with low cost products emulating Scitex Vision’s entry-level printing systems. Scitex Vision faces strong competition in this market, mainly, in China, as a result of which, its sales of such systems in China decreased dramatically.
    Wide-format. Scitex Vision also competes in the wide format market with traditional, analog printing methods, particularly screen and offset printing, which continues to be the main method used in wide format printing.
    Flatbed products. Scitex Vision has several competitors in the digital flatbed market, mainly, Vutek with its PressVu Solvent (solvent based inks) and the PressVu UV (UV curable inks) flatbed versions; Leggett & Platt Digital Technologies of the U.S. with its Virtu MT (a roll-to-roll printer for fabric, vinyl and paper products), distributed by 3M Co. under the brand name UV 2500; Inca Digital Printers of the U.K. with its Eagle and Columbia printers; and Durst Phototechnik AG of Italy with its Rho 160 printers.
    Consumables. Certain ink manufacturers are developing or have developed inks that are compatible with Scitex Vision’s systems. Scitex Vision is facing increased competition for the sale of inks for use with these systems, which could materially adversely affect future revenues from the sale of inks. Scitex Vision’s approach to this market is to compete based on its VisionInk concept, which allow customization of the inks which it supplies for use on its printing systems and the provision of a single source for most of a printer’s digital printing requirements, including after sales service and consulting, inks and media. In the field of substrates there is a very large number of suppliers who currently supply, or could supply, Scitex Vision’s customers with substrates, many of whom are very substantial companies with large resources, sales and marketing infrastructure and know-how.

PORTFOLIO COMPANIES

DIGITAL PRINTING

            Aprion Digital Ltd.

Aprion Digital, located in Netanya, Israel, was formed out of our Advanced Printing Products division in September 1999. It had, as of December 31, 2002, approximately 160 employees. In January 2003, we combined the operations of Scitex Vision with those of Aprion Digital, as a result of which, Aprion became a majority owned subsidiary of ours and the parent of Scitex Vision. For more information about the Scitex Vision-Aprion transaction, see under “Item 7B. Related Party Transactions – Aprion-Scitex Vision Combination.”

Aprion Digital designs, develops, manufactures and markets advanced digital printing presses and specialized water-based inks for industrial applications based on Aprion Digital’s patented drop-on-demand inkjet technology. This technology, initially developed under Scitex’s former Advanced Printing Products division, is based on piezo inkjet heads with a patented multi-layer construction designed to provide high printing speed, flexibility of media choice and high reliability. It manufactures and markets products and consumables, such as its water based, environmentally friendly inks, associated with these technologies. Applications include packaging and displays, graphic arts, textile, document printing and home furnishings.

Aprion operates in two product arenas:

    Industrial Inkjet Press. Aprion Digital’s industrial inkjet press system exists in roll-to-roll and sheet-fed versions. It is a cost-effective, piezo-driven, drop-on-demand inkjet system with a traversing print array. The press can handle short runs printed on materials up to 63 inches in width and is designed for industrial applications. Representative products include:

      o   Corejet (formerly known as Shaldag SP): a sheet-fed, flat bed, digital printer designed to print on a variety of rigid materials such as packaging material and foam boards, allowing better inventory control and personalization; and

      o   SuperJet: a roll-to-roll unit used in the digital printing of wide format banners and displays for signage applications, and marketed by Scitex Vision in the graphic arts market.

    Aprion also operates in this field through original equipment manufacturers (OEMs) and cooperation agreements, whereby a family of print modules incorporating Aprion Digital’s unique printhead technology is used by its business partners in a variety of configurations and applications. For example, in December 2002, Reggiani Macchine S.p.A. of Italy introduced the DReAM, a new digital textile printing machine, with printing speed of up to 150 square meters per hour, which combines Reggiani’s proprietary substrate-conveying system with Aprion Digital’s six-color inkjet heads and uses completely novel printing inks, developed especially by Ciba Specialty Chemicals of Switzerland (SWX: CIBN, NYSE: CBA).

    Consumables. Several inks have been specially developed for the Aprion printheads. These inks provide a wide gamut of colors and are designed to enhance print performance and the quality of the finished product, while providing industrial strength capabilities such as light endurance, humidity endurance and abrasion resistance.

            Jemtex Ink Jet Printing Ltd.

Jemtex, located in Lod, Israel, was established in 1995. It employed, as of December 31, 2002, approximately 35 people. We now hold approximately 49.8% of Jemtex’s outstanding shares, with an option to increase our holdings to approximately 55%.

Jemtex is a developer and manufacturer of inkjet based digital printheads and engines for the large industrial printing markets; primarily, textile printing and decorative ceramics. Jemtex’s Continuous Ink Jet technology is designed to allow for customization, higher flexibility in design, file changes during print runs, smaller production runs, and faster turn-around time from print order to delivery of printed material. For example, it allows for the use of an expanded variety of inks and increased flexibility in applying color techniques to a variety of different types of fabrics. Jemtex has developed solutions for nozzle design, drop assignment and image processing algorithms for multi-nozzle alignment, calibration and on-line video process control. The design of its printheads and modular implementation are aimed to assure fast assembly and up time, as well as smooth operation with higher viscosity inks and colorant concentrations. Jemtex is currently developing a static inkjet printhead, which is expected to be the widest static inkjet printhead in operation, for use at quality printing of textiles.

Jemtex’s current strategy is operating through strategic alliances with leading printing houses and major original equipment manufacturers worldwide to provide advanced, generic and feature-rich core printing technology to enhance their products. This strategy is already being implemented in the tile printing field.

            Objet Geometries Ltd.

Objet, located in Rehovot, Israel, was founded in 1998. It employed, as of December 31, 2002, nearly 65 people. We currently hold approximately 23.0% of the outstanding shares of Objet.

Objet is a leading developer and producer of three-dimensional (3D) inkjet modeling applications in the rapid prototyping arena. Objet’s applications enable designers to create 3D models directly from CAD (computer aided design) files. Objet developed the Objet Studio, a software that interfaces between the CAD files and the Objet 3-D printers. The Objet’s printers use inkjet technology and polymer materials to produce the model out of digital files created by designers and engineers in a wide variety of industries who need to physically verify, model or prototype their designs early in the product development process. During 2002, Objet began commercial deliveries of the Objet Quadra Tempo™, an advanced version of the Objet Quadra™ with higher speeds, reducing overall printing time over the earlier version.

DIGITAL PREPRINT AND PRINT-ON DEMAND

            Creo Inc.

Creo, headquartered in Burnaby, Canada, is a high-technology company focused on the application of imaging and information technology and has over 4,000 employees. It commenced operations in 1985 and in April 2000 it acquired our digital preprint operations (as well as our print-on-demand systems division), which it merged with its then existing graphic arts operations. Our initial holdings in Creo were approximately 28.7%, which, following our sales in November 2001 and June 2003 of an aggregate of 10.0 million shares, had been reduced to approximately 6.5%. Creo’s shares are publicly traded under the symbols “CREO” on the Nasdaq Stock Market and “CRE” on the Toronto Stock Exchange.

Creo is a leading developer, manufacturer and distributor of solutions for the graphic arts industry. Its core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an original equipment manufacture and supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Its computer-to-plate technology, or CTP, transfers digitized text, graphic images and line artwork from desktop publishing computer systems directly onto printing plates, eliminating labor-intensive, complex and costly preparatory steps required by the conventional prepress process. For more information on the business of Creo, please see the Annual Information Form (40-F) of Creo for the fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on Febru ary 20, 2003.

INTERNET-BASED, NETWORKING & OTHER TELECOMMUNICATIONS SOLUTIONS

            RealTimeImage Ltd.

RealTimeImage (formerly RTimage Ltd.), or RealTime, was formed in 1996. It is headquartered in San Bruno, California, with research and development operations in Or-Yehuda, Israel, and employed, as of December 31, 2002, nearly 50 employees. We first acquired shares in the company in December 1999 and currently hold approximately 14.9% of RealTime’s outstanding shares.

RealTime is a leading innovator and developer of Internet-based imaging products and services for the graphic arts and medical communities. RealTimeImage provides high quality, real time, Internet imaging platforms, allowing users to transform image-based workflows into online workflows. RealTime offers two principal products:

    RealTimeProof™ is a family of online proofing and collaboration products designed for the graphic arts field, aimed at providing an efficient alternative for paper-based proofing; and
    iPACS™ is a family of digital imaging workflow solutions designed for use by healthcare professionals in hospitals and imaging centers. It is designed to allow a user to share medical images instantaneously and without loss in quality over any Web connection.

RealTime has also formed several partnerships for further development of products for virtual proofing in color-critical markets, such as with Heidelberg Druckmachine AG in the printing market.

            XMPiE Inc.

XMPiE is a spin off from Scitex, formed in 2000, that develops and markets software solutions for publishing, using personalized marketing. The XMPie software platform is designed to allow organizations and marketing service providers, such as digital commercial printers and direct marketing agencies, to efficiently conduct direct marketing campaigns with one-to-one customer communication and graphically rich personalized messages. XMPie is headquartered in New York, New York and, as of December 31, 2002, employed approximately 20 people. We currently hold approximately 8.6% of XMPiE’s outstanding shares.

            InfoBit Ltd.

InfoBit is a small start-up company, founded in 1999, which develops innovative and unique directory and catalog tools for the World Wide Web and the corporate Intranet environments. It is headquartered in Israel. InfoBit’s tools, marketed under the brand name of JetPic, provide users with advanced online catalog based marketing solutions. We currently hold approximately 21.3% of InfoBit’s outstanding shares.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

The digital printing industry is characterized to a great extent by its reliance on proprietary technology. We believe that we own or have the license to use the technologies used in our products. We currently rely on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products. However, no assurance can be given that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. Moreover, the laws of some foreign countries in which we sell or may sell our products ma y not fully protect, or may not protect at all, our proprietary rights in products. We take precautionary measures to maintain our trade secrets such as requesting our employees and selected parties, including key dealers, subcontractors and distributors, to sign confidentiality agreements, non-competition agreements or non-disclosure agreements, as applicable. However, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose our proprietary technology, or that we can meaningfully protect our rights to such proprietary technology not subject to patent protection.

We are not aware of any material claim that our products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against us in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against us, which could have a material effect on our business.

GOVERNMENT REGULATIONS

Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff free access into the United States of products produced in Israel by Scitex’s Israeli subsidiaries, joint ventures and portfolio companies. In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products. However, there can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli subsidiaries, joint ventures and portfolio companies, thereby materially harming our and their businesses.

We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for research and development programs. We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us. For more information about the Office of the Chief Scientist, tax benefits for Approved Enterprises and export controls, see “Item 5B – Liquidity and Capital Resources – Grants from the Office of the Chief Scientist” and “Item 10E – Taxation – Israeli Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,” respectively.

We are also governed by federal, state and local laws of general applicability, such as laws regulating working conditions. In addition, we are subject, as are manufacturers generally, to various federal, state and local environmental protection laws and regulations, including those governing the discharge of material into the environment. Compliance with such environmental provisions is not expected to have a material adverse effect on our operations in the foreseeable future.

INSURANCE

We believe that the insurance coverage for our business is in accordance with industry standards and is adequate and appropriate in light of our businesses and the risks to which they are subject.

C.	ORGANIZATIONAL STRUCTURE

Scitex is part of a group of which it is the parent company. The following table sets forth the name, jurisdiction and ownership and voting interest of our principal operating subsidiaries, as of the date hereof:

Name	Jurisdiction	Ownership and Voting Interest*
Scitex Digital Printing, Inc.	Massachusetts, U.S.A.	100% (1)
Aprion Digital Ltd.	Israel	75.5% (2)
Scitex Vision Ltd.	Israel	75.5% (2)

______________

*	On an outstanding basis. See “Item 6E – Share Ownership – Subsidiaries Stock Option Plans” with respect to options to acquire shares in these companies.

(1)	SDP is a wholly owned subsidiary of Scitex Development Corp., a wholly owned subsidiary of ours, incorporated in Massachusetts, U.S.A.

(2)	In January 2003, Scitex Vision became the wholly owned subsidiary of Aprion and an indirect majority owned subsidiary of ours due to our interest in Aprion Digital.

We also have a number of direct and indirect wholly-owned subsidiaries, mainly regional, that carry out ancillary operations for SDP, Aprion Digital and Scitex Vision, primarily sales, marketing and customer support. A full list of our subsidiaries, including name and country of incorporation is appended as an exhibit to this Form 20-F (see Exhibit 8 of Item 19).

D.	PROPERTY, PLANT AND EQUIPMENT

In November 2001, we relocated to new corporate administrative offices in Tel Aviv, Israel, consisting of approximately 1,250 square feet of floor space pursuant to a Services Agreement between us and Clal Industries and Investments Ltd., the parent company of one of our major shareholders. For more information about the Services Agreement, please see under “Item 7B. Related Party Transactions.”

SDP rents nearly 320,000 square feet in Dayton, Ohio, for use as its principal administrative and manufacturing facility. The term of this lease is through 2012, with an option to extend the term for two consecutive periods of 10 years each.

Aprion Digital rents nearly 70,000 square feet in Netanya, Israel, for use as its principal administrative and manufacturing facility. In December 2002, Aprion Digital signed an agreement for a lease of additional space of nearly 38,000 square feet in Netanya, expected to be occupied during the second half of 2003, for use as an additional manufacturing and R&D facility. The term of both leases is through 2010, with an option to terminate in 2005.

Scitex Vision rents nearly 45,000 square feet in the Herzlia Industrial Park, Israel, for use as its principal administrative and manufacturing facility, of which approximately 21,000 square feet are leased from Bayside Land Corporation Ltd., an affiliate of Discount Investment Corporation Ltd., one of our major shareholders. During 2003, as part of its integration with Aprion Digital, Scitex Vision expects to complete its relocation from the Herzlia facility to the Netanya facility of Aprion, at which time, the Herzlia lease will terminate. We expect that the overall relocation costs would be approximately $0.5 million. For more information about the Lease Agreement with Bayside, please see under “Item 7B. Related Party Transactions”.

Elsewhere in the United States, both Scitex Vision America and SDP lease a number of other facilities, aggregating approximately 35,500 square feet, used primarily for sales, marketing and customer support. Outside Israel and the United States, SDP and Scitex Vision lease additional office space, primarily in Tokyo, Japan; Singapore; Hong Kong; Brussels, Belgium; St. Prex, Switzerland; and various other European centers. These facilities currently comprise approximately 120,000 square feet of floor space.

We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions, which may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Accordingly, actual results may differ from these estimates or judgments under different assumptions or conditions.    In this respect, see under the caption “critical accounting policies” below.

The discussion below contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3–Key Information–Risk Factors.”

You should read the following discussion with the consolidated financial statements and other financial information included elsewhere in this Annual Report.

OVERVIEW

Scitex is a leader in the field of industrial inkjet digital printing solutions. Our operations, carried out by our operating subsidiaries, consist of the design, development, manufacture, marketing and support of products for the industrial inkjet digital printing market. In addition, we hold interests in a number of companies whose operations comprise related businesses operating within a single industry - either the digital printing business; the provision of certain primarily Internet-related imaging products and services; or the digital preprint business.

Key Factors Affecting our Results

    Global economic conditions, such as the general deterioration of the economy beginning late in 2001, or regional economic conditions, such as the recent outbreak of the SARS virus in, mainly, Asia countries, may affect our financial results.
    Our revenues are directly related to our ability to identify high potential products while they are still in development and to bring them to market quickly and effectively. Efficient and productive research and development is essential in this environment as we, like our competitors, search to introduce efficacious and cost-efficient printing solutions to the digital printing market. The need for increased resources in order to take advantage of the full range of new research and development technologies has been among the reasons for the consolidation which has taken place across the industry, and for the increase in collaborations between leading companies and niche players at the forefront of their particular technology areas. The growth in new technology, particularly of industrial inkjet digital printing technologies, if at all, are likely to have a fundamental impact on the digital printing industry as a whole, and upon our future development.
    Exchange rate exposure also affects our results as we have both sales and costs in many currencies other than the U.S. dollar (mainly in Euro). In 2002, the European currencies increased in value relative to the U.S. dollar, with the Euro increasing in value relative to the dollar by 18% during the year. In Israel, the New Israel Shekel (“NIS”) decreased in value relative to the dollar by 7% during 2002. Our results have not been significantly affected by inflation. See “Impact of Inflation and Exchange Risks” below.

Explanatory Notes

    On April 4, 2000, Creo acquired our digital preprint operations and print-on-demand business. From the second quarter of 2000, the revenues, costs and expenses of such operations did not appear as such in our consolidated financial statements, but instead were reflected in our equity share in the results of Creo. Therefore, our consolidated results of operations and other financial information for 2000 include the digital preprint and print-on-demand business for three months while the results of 2001 and 2002 do not include them. For these reasons, a direct comparison of most aspects of the consolidated results of 2001 with 2000 is not particularly meaningful.
    Creo’s financial statements are audited as at the end of its fiscal year on September 30 whereas Scitex’s financial statements are audited at the end of its fiscal year on December 31. Pursuant to U.S. GAAP, the investment in Creo was accounted for under the “equity” method, until late 2001, and, therefore, we aligned the timing of audited reports, and reported Creo’s results with a lag of three months. During the fourth quarter of 2001, we sold 7.0 million shares of Creo and thereafter no longer exercised significant influence on Creo. Thus, from the date of the sale, the investment in Creo is classified as an “available for sale” investment and the changes in market value are recorded to shareholders’ equity and are no longer carried to our statement of income. Gain or loss from this investment is recognized in the event of a sale or in the event of impairment in value, which is other-than temporary in nature.
    Our consolidated financial statements for the periods ended December 31, 2001 and 2000 were adjusted retroactively, in order to reflect, the change in the method of accounting of our investment in Objet Geometries Ltd. from the cost method to the equity method. See Note 2w to our consolidated financial statements included in this Annual Report.
    In January 2003, we completed a transaction to combine the operations of Aprion Digital Ltd. and Scitex Vision Ltd. As a result, Aprion Digital became a majority owned subsidiary of ours and the parent of Scitex Vision. Our financial statements for the year ended December 31, 2002, included in this Annual Report, did not consolidate Aprion Digital’s financial statements. Accordingly, the discussion below does not address the results of operations of Aprion Digital (other than as an investment accounted for under the “equity” method, as applicable). See Note 16 to our consolidated financial statements included in this Annual Report.
A.	OPERATING RESULTS

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,

	2002	2001	2000

Revenues	100.0%	100.0%	100.0%
Cost of Revenues	59.5	57.6	57.8

Gross profit	40.5	42.4	42.2
Selling and marketing expenses	18.1	18.3	17.4
General and administrative expenses	10.1	9.5	8.2
Research and development costs, net	10.0	9.9	11.2
Restructuring costs	- -	0.7	- -
Amortization of intangibles	1.4	4.7	3.1
Write-down of intangible assets	- -	5.8	- -
Total operating expenses	39.6	48.9	39.9

Operating income (loss)	0.9	(6.5)	2.3
Financial income (expense), net	(0.8)	(1.1)	0.4
Other income (expense) – net	(10.9)	(5.2)	(0.6)
Write-down of investment in an associated company	- -	(58.4)	- -
Gain from sale of operations	- -	- -	58.7

Income before taxes on income	(10.9)	(71.2)	60.8
Taxes on income	(0.6)	(1.2)	(9.9)
Share in losses of associated companies	(1.7)	(26.3)	(23.5)
Income from discontinued operations	- -	- -	0.3
Cumulative effect of change in accounting principles	- -	- -	(6.0)

Net income (loss)	(13.2)%	(98.7)%	21.7%

HIGHLIGHTS OF 2002

During 2002, we continued to focus on our industrial inkjet digital printing business. Despite the challenging market environment in 2002, especially the capital equipment market, we managed to obtain only a slightly lower annual revenues level compared to 2001 and a positive operating income. Some of the key aspects of our results in 2002 are:

    Total Revenues for the year 2002 were $242.8 million compared to $256.2 million in 2001, the decrease being due primarily to the continuing slow down of capital investments in the digital printing market in general, and lower demands for our products in Japan and the Asia Pacific regions in particular; and
    Net loss was $32.0 million, of which $22.3 million associated with the write-down of our holdings in Creo Inc. and $4.1 million associated with equity losses on investments in Objet Geometries Ltd. and Jemtex Ink Jet Ltd.; and
    From a geographical standpoint, we achieved a moderate growth of $9.3 million (increase of 5.2%) in our revenues from sales in the Americas and Europe (mainly Western Europe), mainly due to a recovery in the fourth quarter of 2002, after a two-year weakness, in the demand for SDP’s products in North America, whereas our revenues from sales in Japan and other countries (mainly in the Asia Pacific region) suffered a sharp decline of $22.7 million (decrease of 28.9%), mainly due to severe economic difficulties in Japan and increased competition in China.

2002 COMPARED WITH 2001

Revenues

Revenues are derived primarily from sales of our digital printing systems, inks, substrates and services in connection with our printing systems. We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. Revenues from services are recognized ratably over the contractual period or as services are performed.

Total revenues for the year 2002 were $242.8 million compared with $256.2 million in 2001, the decrease of 5% being due primarily to the continuing slow down of capital investments in the digital printing market in general, and the lower demands for our products in Japan and the Asia Pacific regions during 2002 in particular.

Of the total revenues for 2002, SDP’s revenues (reported as our high speed digital segment) were $157 million compared with $165 million in 2001, a 5% decrease being due primarily to lower demand for its products in Japan. The overall decrease in SDP’s revenues in 2002 was balanced by a growth (of $6 million compared to 2001) in its recurring revenue business – services and sales of consumables. The growth in this aspect of SDP’s business continues the trend we identified in 2001. We anticipate that this trend will continue as SDP’s installed base grows.

Scitex Vision’s revenues (reported as our wide format digital segment) in 2002 were $86 million compared with $92 million in 2001, a 6% decrease being due primarily to competition in China and weakness in the United States. This decrease was balanced by a slight increase (of $1 million compared to 2001) in the revenues generated from services rendered and sale of consumables. The growth in this aspect of Scitex Vision’s business continues the trend we identified in 2001.

While both SDP and Scitex Vision experienced a decline in revenues throughout 2002, revenues for the fourth quarter of 2002 were $65.6 million, an increase of 11% from $59.1 million in the fourth quarter of 2001, mainly due to a significant increase in the demand for SDP’s products in North America. See the chart describing our revenues divided by segments in “Item 4B – Customer & Sales” above

Sales in the Americas and Europe (mainly Western Europe) rose by $9.3 million, whereas our revenues from sales in Japan and other countries (mainly Asia Pacific) suffered a sharp decline of $22.7 million. As a proportion of our revenues, the Americas and Europe increased to an aggregate of 77% in 2002 from 69% in 2001, whereas our revenues from sales in Japan and other countries (mainly Asia Pacific) contributed 23% of our revenues in 2002 compared to 31% in 2001. We believe that Europe and the Americas will continue to generate most of our revenues in the foreseeable future, whereas sales to the Asia Pacific region (including Japan) are not likely to recover, if at all, before the second half of 2003. See the chart regarding our revenues divided by geographical regions in “Item 4B – Customer & Sales” above.

Gross Margins

Gross margins are determined as a percentage, the numerator of which is our total revenues less the cost of sales, and the denominator is our total revenues. Cost of sales consist of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture of our products and the installation and support of the digital printing systems sold by us.

Overall, gross margins in 2002, at 40.4%, were lower compared to 2001 (42.4%), with both SDP’s margins (37%) and Scitex Vision’s margins (46%) slightly decreasing compared to 2001, due, primarily, to a decline in our sales which subsequently led to an increase in the overhead and fixed costs in the cost of goods sold as a percentage of sales. In addition, the gross margins decreased as a result of the pressure we have experienced on the price of our products throughout 2002.

Operating Expenses

Operating expenses comprise costs and expenses associated with research and development costs, sales, marketing, general and administrative expenses and the amortization of goodwill and other intangible assets. During 2001, we also included write down of goodwill and other intangible assets (see the discussion under the caption “Critical Accounting Policies” below with respect to FAS 142), as well as restructuring charges.

Research and development expenses consist primarily of costs associated with the design, technology development, product development, pre-manufacture and testing of our new products and enhancements of our existing products, salaries and related personnel costs, patent prosecution and maintenance costs and other expenses related to our product development and research programs. We expense all of our research and development costs as they are incurred.

Research and development costs, net of government grants, were approximately $24.3 million, compared to $25.5 million in 2001. The research and development expenses in 2002 remained stable compared to 2001 due to a slight decrease of such costs in SDP that was balanced with a slight increase of such costs in Scitex Vision. We expect to continue to invest significant resources in research and development programs for new products and enhancements of existing products.

Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs of our sales and marketing personnel, the costs and expenses of our foreign sales and marketing subsidiaries and representative offices and commissions paid to independent sales agents. General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as, provision for doubtful debts.

Selling, general, marketing and administrative expenses (excluding amortization and restructuring costs) were approximately $68.6 million, compared to approximately $71.3 million in 2001. The slight decrease is attributable, mainly, to lower sales costs. Administrative expenses remained at the same level of 2001. We expect that operating expenses will increase in 2003, due to, primarily, the consolidation of Aprion Digital’s operations in our books and increased sales and marketing activities.

Expenses for amortization of goodwill and other intangible assets were $3.3 million, compared to 12.0 million in 2001 (nearly half of which was related to amortization of technology), the decrease being primarily due to our implementation of FAS 142 (“Goodwill and Other Intangible Assets”) in 2002, pursuant to which, among other things, goodwill with indefinite lives are generally no longer amortized (see the discussion under the caption “Critical Accounting Policies” below with respect to FAS 142) and a technology write-off of approximately $15 million in 2001.

We did not record any restructuring costs in 2002 (compared to $1.7 million in 2001, related to reduction in workforce). However, we expect to incur restructuring costs in 2003, due to, primarily, the combination of the operations of Scitex Vision and Aprion Digital.

Financial and Other Income and Expenses

Financial income (expenses), net, consists primarily of interest earned on bank deposits, interest incurred on bank and other loans and exchange rate differences.

Net financial expenses decreased from $2.9 million in 2001 to $2.0 million in 2002, primarily due to interest gained on the funds received from the sale of the Creo shares at the end of 2001.

Other loss in 2002 totaling $26.4 million, compared to $13 million in 2001, included primarily a loss of approximately $22.3 million due to an impairment of the carrying value of our shares in Creo that we made during the fourth quarter of 2002.

Taxes

Israeli companies are generally subject to income tax at the corporate rate of 36%, and, for capital gains derived after January 1, 2003, are subject to Capital Gains Tax at a rate of 25%. See in “Item 5B – Corporate Tax Rate” below for more information.

Taxes on income amounted to approximately $1.5 million in 2002 compared with approximately $3 million in 2001.

During 2002, we increased the valuation allowance for deferred taxes from $95 million to $155 million. Almost all of this increase corresponds to an increase in our gross deferred tax asset as a result of the equity losses and impairment charge related to the Creo investment. The net deferred tax asset after valuation allowances was approximately $18 million at December 31, 2002 and 2001, which primarily related to tax losses carried forward. (See Note 12(e) to our Consolidated Financial Statements.) The realizability of the net deferred tax asset will depend upon the timing, amount and geographic distribution of future taxable income as well as the timing of reversal of the temporary differences.

A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, the amount of the deferred tax asset considered realizable could be adversely affected.

Equity Investments

Our share in the losses of associated companies was $4.1 million in 2002, compared with a loss of $67.5 million in 2001. As discussed under “Risk Factors” in Item 3D, we wrote down our investment in Creo by approximately $22.3 million during the fourth quarter of 2002.

During 2002, we invested an additional amount of $2.1 million in Objet Geometries Ltd. and held 17.4% of Objet’s outstanding share capital at year-end of 2002. Through December 31, 2001, we accounted for this investment under the cost method. Commencing January 2002, following changes in Objet’s management and a decision of its shareholders to nominate our executives to operate as a significant part of Objet’s management, we may be deemed to exercise significant influence on Objet. Accordingly, as required by U.S. GAAP, in the first quarter of 2002, we retroactively changed our method of accounting for the investment in Objet from the cost method to the equity method. Consequently, the investment in Objet in our books as of December 31, 2001 and 2000 was restated and our equity share of the results of Objet is being included in our results of operations starting with the first quarter of 2002. This restatement affected other items of our financial statements for 2001 and 2000. Please see Note 2w to our consolidated financial statements included in this Annual Report.

At the end of 2002, we agreed to invest an additional amount of $2.4 million in Jemtex InkJet Printing Ltd. and we now hold 49.8% of Jemtex’s outstanding share capital.

2001 COMPARED WITH 2000

Revenues

Total revenues for the year 2001 were $256 million compared with $344 million in 2000, the sharp decrease being due primarily to the fact that revenues for 2000 include three months of operations of the business sold to Creo. Revenues in 2001 from our digital printing business totaled $256 million, reflecting a 13% growth from the $228 million of revenues generated from such business in 2000.

Of the 2001 digital printing revenues, SDP’s revenues (reported as our high speed digital segment) were $165 million compared with $152 million in 2000, an 8% increase. SDP’s results reflected the growth of its recurring revenue business as a result of recent changes to the company’s service and ink strategies and “click-based” transactions coming into effect. Service revenue also increased as SDP’s installed base grew.

Scitex Vision experienced a strong growth in revenues (reported as our wide format digital segment), of 21%, from $75 million in 2000 to $92 million in 2001, with a large portion of the sales increase in Europe. This growth was led by an increase in the revenues generated from sale of equipment and consumables due, primarily, to a larger installed base.

While both SDP and Scitex Vision demonstrated growth in revenues throughout 2001, revenues for the fourth quarter of 2001 were $59.1 million, a decrease of 8% from $64.5 million in the fourth quarter of 2000, mainly due to adverse market conditions.

From a geographical standpoint, the proportion of revenues in the Americas and Europe decreased in 2001 compared to 2000. Revenues in North and South America declined from 42% in 2000 to 37% in 2001, and in Europe the decrease was from 34% in 2000 to 32% in 2001.

Gross Margins

Overall, gross margins in 2001, at 42%, compared to 41% in 2000, with SDP margins slightly decreasing and Scitex Vision’s slightly increasing. The lower margins for SDP were due to the shift for a portion of sales to the transactional printing market, which includes component integration and “click charges.”

Operating Expenses

Operating expenses of SDP and Scitex Vision increased in 2001 by approximately $11 million (excluding amortization and restructuring costs), or 14%, compared to 2000, largely due to the infrastructure growth of these businesses to support their growing customer base outside the United States in 2001.

In the fourth quarter of 2001, we recorded a technology write-down ($15 million, following an economic analysis of the value of intangibles in Scitex Vision) and restructuring costs of $1.7 million, $0.5 million of which are related to reduction in workforce in Scitex Vision and $0.6 million related to downsizing of SDP’s business in the United States following the slowdown of the US economy.

Financial and Other Income and Expenses

Net financial income changed from $1.4 million in 2000 to a loss of $2.9 million in 2001, primarily due to the increase in bank credit and loans during 2000 and 2001.

Other loss in 2001 totaling $13 million (compared o $2.4 million in 2000) included a loss of approximately $6 million from the sale of Creo shares, approximately $4 million loss on dilution of investments in associated companies and approximately $3 million, mainly from the write-down of certain other investments.

Taxes

Taxes on income amounted to approximately $3 million in 2001 compared with approximately $34 million in 2000.

We increased the valuation allowance for deferred taxes from $17 million in 2000 to $95 million in 2001. Almost all of this increase corresponded to an increase in our gross deferred tax asset as a result of the equity losses and impairment charge related to the Creo investment in 2001. The net deferred tax asset after valuation allowances was $18 million at December 31, 2001 (an increase of approximately $1 million from 2000), which primarily related to tax losses carried forward.

Equity Investments

Our share in the losses of associated companies was $67.5 million in 2001, compared with a loss of $80.6 million in 2000. Approximately $60 million of the loss in 2001 was related to the investment in Creo, of which $35 million was due to the equity impact on us of write-downs taken by Creo, and the other $5 million resulted from other associated companies. This is compared to approximately $44 million of the loss in 2000 that was related to the investment in Creo, $17 million to the investment in Karat and $16 million to the investment in Vio. During the second quarter of 2001, following a periodic review, we reduced the carrying value of our investment in Creo by $149.7 million to reflect the decreased valuation of Creo at that time.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations included in this Item 5 and elsewhere in this Annual Report are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements often requires us to make estimates, judgments and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reported period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by our management, there may be alternative estimates, judgments or assumptions, which are also reasonable. We believe that the estimates, assumptions and judgments described below have the greatest potential impact on our financial statements and consider these to be our critical accounting policies:

Deferred tax valuation allowance. Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect resulting from differences between the amounts presented in our financial statements and those taken into account for tax purposes, in accordance with the related tax laws, and from tax losses carryforward. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that all or a portion of such assets will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Due to the uncertainty as to utilization of the tax losses carryforward, a valuation allowance was provided to reduce our deferred tax assets, because we expect that in the foreseeable future it is not more likely than not that all of the deferred tax assets will be realized. Conversely, the carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, we could be required to establish additional valuation allowances and the amount of the deferred tax asset considered realizable could be adversely affected by a material amount. If it were determined that we would be able to realize a deferred tax asset in excess of its net recorded amount, an adjustment to deferred tax assets would increase our income.

Treatment of Income Tax. Our tax returns as well as those of our subsidiaries are subject to examination by tax authorities in various jurisdictions. In general, our management considers tax provisions based on its reasonable estimate of the outcome of the examination. Our management believes that the estimates reflected in the financial statements reflect our tax liabilities. However, our actual tax liabilities may ultimately differ from those estimates if taxing authorities successfully challenge our tax treatment or if we were to prevail in matters for which provisions have been established. Accordingly, our effective tax rate in a given financial statement period may materially change.

Impairment of marketable securities. Marketable securities, classified as “trading securities” or “available-for-sale securities”, are included in our financial statements under “short-term investments” and “investments and other non-current assets”, respectively. We currently hold approximately 6.5% of the common shares of Creo, a publicly traded company. The market price of Creo’s common shares has been volatile and may continue to be volatile in the future. Since this investment is classified as “available-for-sale securities,” any loss in market value is not recognized in our income statement unless it is judged to be “other than temporary”, and it is recorded to shareholders equity only. This judgment (including the amount and timing of any recognized impairment charge), could have a material impact on our results of operations.

Impairment of goodwill, intangible assets and other long-lived assets. Under current accounting standards, we make judgments about the useful lives, and fair value, of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets. On January 1, 2002, we adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and FAS 142, “Goodwill and Other Intangible Assets.” FAS 144 requires that long-lived assets be reviewed for impairment and, if necessary, written down to the estimated fair values, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows. FAS 142 generally provides that goodwill and intangible assets (1) with indefinite lives will no longer be amortized and (2) deemed to have an indefinite life will be tested for impairment at least annually. Prior to January 1, 2002, goodwill was amortized by us on a straight-line basis over periods of 7-15 years. As a result of the transitional impairment test that we conducted, we determined that no impairment should be recorded. Judgments and assumptions about future cash flows and remaining lives are complex and often subjective and can be affected by a variety of external and internal factors. If these estimates or related assumptions change in the future, we may be required to record impairment charges related to these assets.

Revenue recognition and doubtful accounts allowance. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue; however, certain judgments, estimates and assumptions affect the application of our revenue recognition:

    Revenue from sales of products and supplies are recognized by us when an arrangement (usually in the form of purchase order) exists, delivery has occurred and title passed to the customer, the price to the customer is fixed or determinable and collection of payment is reasonably assured. With respect to products with installation requirements, revenue is recognized by us either (1) if the installation is not considered to be a separate earnings process - revenue is recognized when all of the above criteria are met and installation is completed, or (2) if the installation is considered to be a separate earnings process - the revenues relating to the two elements (product and installation) are un-bundled based on these elements’ relative fair value; revenues from the product element is recognized when all of the above criteria are met whereas revenue from the installation element is recognized when installation is completed. The determination of whether the criteria for revenue recognition have been met may require judgments by our management.
    Service revenue is recognized ratably over the contractual period in general, or as services are performed in certain cases.

    The allowance for doubtful accounts is determined as a percentage of specific debts doubtful of collection, the determination of which requires judgment and sometimes estimates of the portion that will be collected in the future. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer’s ability to pay, all of which can change rapidly and without advance warning.
    The costs associated with product warranties that we provide our customers are provided at the same time as the revenues are recognized, the determination of which requires us to make estimates and assumptions regarding the extent of future warranty issues and the related costs.

RECENTLY ISSUED ACCOUNTING STANDARDS

            FAS 143. In July 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations.” FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for us). We do not expect that the adoption of this standard will have a material impact on our consolidated financial statements.

            FAS 145. In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections.” Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless certain provisions are met. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 shall not be classified as extraordinary items unless certain provisions are met. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

            FAS 146. In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred. Previously, a liability for an exit cost was recognized at the date of the commitment to an exit plan. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

            FAS 148. In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.” FAS 148 amends FAS 123, (1) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and (2) to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for the fiscal years ending after December 15, 2002. We elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and applied the disclosure provisions in FAS 148 in the consolidated fina ncial statements included in this Annual Report.

            FAS 149. In April 2003, the FASB issued FAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FAS 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FAS 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities”) establish accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. FAS 149 amends FAS 133 for certain decisions made as part of the Derivatives Implementation Group (DIG) process. FAS 149 also contains amendments relating to FASB Concepts Statement No. 7 (“Using Cash Flow Information and Present Value in Accounting Measurements”), FAS 65 (“Accounting for Certain Mortgage Banking Activities”), FAS 91 (“Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”), FAS 95 (“Statement of Cash Flows”), and FAS 126 (“Exemption from Certain Required Disclosures about Financial

Instruments for Certain Nonpublic Entities”). At this stage, we are examining the effect of FAS 149 on our consolidated financial statements.

            FAS 150. In May 2003, the FASB issued FAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” FAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective on September 1, 2003. At this stage, we are examining the effect of FAS 150 on our consolidated financial statements.

            FIN 45. In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in the consolidated financial statements included in this Annual Report, however, the recognition provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We are currently evaluating the potential effect, if any, that the adoption of this standard will have on our consolidated financial statements.

            FIN 46. In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities.” Under FIN 46, entities are separated into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.     FIN 46 is effective as follows: for variable interests in VIEs created after January 31, 2003, FIN 46 applies immediately, for variable interests in VIEs created before that date, FIN 46 applies for public entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

            EITF 00-21. In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF 00-21 sets out criteria for whether revenue on a deliverable can be recognized separately from other deliverables in a multiple deliverable arrangement. EITF 00-21 is required to be adopted by us beginning January 1, 2004. We intend to examine the impact of EITF 00-21 on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

We have entered into a number of agreements with certain companies, of which Clal Electronics Industries Ltd. (“CEI”) and/or Discount Investment Corporation Ltd. (“DIC”) are affiliated. Of these agreements, the Services Agreement pursuant to which we lease our headquarters in Tel Aviv and receive additional services, including the seconding of all of our senior management is material to our ongoing operations.

In addition, in December 2002, we entered into a Share Exchange Agreement with Aprion Digital, in which CEI and DIC each held approximately 14% of the share capital, and Scitex Vision, pursuant to which we combined the operations of such companies. Among other factors considered in deciding to approve the transaction, our board of directors received a written opinion from the financial advisor in connection with the transaction, as to the fairness, from a financial point of view, of the consideration to be paid by us in connection with the transaction.

Please see “Item 7B – Related Party Transactions” below for specific details as to each of the material related party transactions entered into by us. We believe that the terms of these transactions are not different in any material respect than the terms we could get from unaffiliated third parties. The pricing and/or value of such transactions were arrived based on arms-length negotiations between the parties. Our management reviewed the pricing of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and CEI and/or DIC, as applicable, we have greater flexibility in certain terms than might be available from unaffiliated third parties.

Under the Companies Law, certain transactions and arrangements with interested parties, require approval by our board of directors and, in some cases, require also approval by our audit committee and shareholders. In this respect, see the discussion in “Item6C – Approval of Specified Related Party Transactions under Israeli Law” above.

IMPACT OF INFLATION AND EXCHANGE RISKS

Substantially all of our revenues are in non-Israeli currencies. Sales in the United States and other areas outside of Western Europe and Japan are typically made in dollars, sales in Europe are primarily in Euro, dollars or pounds sterling, and sales in Japan are made partly in Japanese yen. This gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. For more information about these risks and the methods we employ to mitigate these risks, see also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

New Israeli Shekel. Historically, the Israeli currency, the New Israel Shekel (the “shekel” or “NIS”) has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in Western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate. The table below sets forth the annual rate of inflation, the annual rate of devaluation of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31

	2002	2001	2000	1999	1998

Inflation	6.5%	1.4%	0%	1.3%	8.6%
Devaluation (Revaluation)	7.3%	9.3%	(2.7%)	(0.2%)	17.6%
Inflation (devaluation) gap	(0.8%)	(7.9%)	2.7%	1.5%	(9.0%)

Although a material portion of Scitex’s costs relate to the operations of Scitex Vision in Israel, part of these Israeli costs are in dollars or linked to the dollar. Costs not denominated in, or linked to, dollars are translated to dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements. To the extent such costs are linked to the Israeli Consumer Price Index, such costs may increase if the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar or if the timing of such devaluations were to lag considerably behind inflation. Conversely, such costs may, in dollar terms, decrease if the rate of inflation is lower than the rate of devaluation of the shekel against the dollar.

Accordingly, our Israeli operations experienced an increase in dollar costs in 2000 and a decrease in 2001 and 2002. The representative dollar exchange rate for converting the shekel to dollars, as reported by the Bank of Israel, was NIS 4.737 on December 31, 2002 (NIS 4.416 on December 31, 2001).

Other currencies. Until the Creo transaction in April 2000, we had substantial operations outside the United States and Israel, and accordingly maintained substantial non-dollar balances of assets, including substantial accounts receivable balances related to sales made in non-dollar currencies, mostly European currencies and Japanese yen. Our general policy was to hedge against the exchange rate exposure arising from the existence of such non-dollar business activities. Subsequent to the Creo transaction, SDP and Scitex Vision established operations of their own outside the United States and Israel, primarily in Europe, but the volume of activity in non-dollar currencies was significantly reduced compared to previous years. The net impact of currency exchange rate and remeasurement differences between the dollar and other currencies accounted for a net loss of $0.7 million in 2002, compared to a net loss of $1.0 million in 2001 and a net loss of $0.9 million in 2000 (the first quarter of which was prior to the Creo transaction).

(See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk”)

B.	LIQUIDITY & CAPITAL RESOURCES

On December 31, 2002, our working capital was $96.3 million, compared to $113.7 million in 2001. Several conflicting trends affected this item. Working capital decreased primarily as a result of a decline of $10.4 million, in the aggregate, in cash, cash equivalents, short-term investments and a restricted deposit, on the one hand, and an increase of $27.3 million, in the aggregate, in short-term bank debt (including a $18.5 million of debt to Creo, which was previously included as long term debt and is currently presented as short term debt due to the payment of the note underlying the debt in April 2003) and accounts payable, on the other hand. An increase of $18.3 million in our trade receivables in 2002 served to lessen the decrease in our working capital. In this respect, it should be noted that inventories remained at substantially the same level as in 2001, as a result of our efforts to control expenses and cash disbursements.

Cash, cash equivalents, short-term investments and a restricted deposit at December 31, 2002 were $53.7 million and short-term bank debt (including current maturities) totaled $37.2 million compared to $64.1 million and $33.6 million, respectively, in 2001. The decrease in cash, cash equivalents and short-term investments is attributable primarily to the acquisition of Siantec, additional investments in Jemtex and Objet and repayment of Karat’s loan. Bank debt due beyond one year totaled $5.5 million, compared to $4.5 million in 2001.

We re-achieved a positive operating cash flow in 2002. Net cash flow provided from operations in 2002 was approximately $2 million, compared to approximately $37 million of negative cash flow in 2001 (and a positive cash flow of $46 million in 2000). The increase in cash flows from operations was primarily due to changes in working capital, primarily, the decrease in accounts payable in 2001.

$17 million were used for investment activities in 2002 (excluding of $20 million of restricted deposit) compared to $50 million generated from investing activities in 2001, the decrease being primarily related to a one-time $76 million generated from the sale of Creo shares in 2001. Major uses of cash for investing activities during 2002 included $10 million for purchase of fixed assets and $3.5 million for investments and earnout payments related to associated companies.

There was a net increase of $5.3 million in bank debt, primarily due to an increase in Scitex Vision’s credit needs.

During 1999 and 2000, we and KBA, our joint venture partner in Karat Digital Press, agreed to provide guarantees in respect of bank credit lines received by Karat. At the end of 2000, the loans guaranteed by us totaled approximately $18 million, of which we were required to pay $16.5 million in March 2002. Of such amount, $14.4 million was repaid to us by KBA. We have a reserve in our books amounting to approximately $0.5 million, covering residual Karat commitments, mainly royalties to the Office of the Chief Scientist relating to the years 2000 and 2001.

Other commitments for capital expenditures in 2003 include certain follow up investments in portfolio entities totaling approximately $1.4 million and payment in April 2003 of the note issued to Creo in the principal amount of $18,760,000. On April 4, 2003, we repaid the full amount of the note with internal funding resources.

Tax Audits

In partial settlement of an audit of the Internal Revenue Service (IRS) of our U.S. subsidiaries for the years 1992 through 1996, we consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues. This amount excludes interest and state income taxes, which will be assessed by the IRS and are expected to almost double the above amount. We have already made advance payments of $21.5 million on account of this audit. In June 2002, we received a notice from the IRS assessing $29.6 million of additional federal income taxes for the years 1992 through 1996. This amount excludes state income taxes and interest, which would approximately double that figure, depending, among other things, on the length and outcome of the appeals process and the amount and timing of any additional advance payments. In August 2002, we appealed the proposed additional assessment. While the outcome of the appeal cannot be predicted at this time, we believe that, based, among other things, on our consultants’ advice, that the advance payments and balance sheet reserves established by us are sufficient. However, we may be eventually required to pay the IRS material amounts, which exceed the amount of the reserves to settle this matter or at the conclusion of the appeal process, in which event, our results of operations may be adversely affected.

In late 2002, we received a demand from the Israeli Tax Authority (ITA) to make a tax payment of approximately $2.6 million related to an assessment of an intracompany sale of shares that was effected during 1996 reflecting a much higher valuation to the transaction than the one established by us. While we do not believe that the assessment had substantive merits and intend to vigorously defend our position on this issue, and to the extent we deem advisable, take any legal action we deem appropriate to pursue our position, the outcome of this matter cannot be predicted at this time. If we are eventually required to pay the ITA material amounts to settle this matter or otherwise, our results of operations may be adversely affected.

In April 2003, Scitex Vision, our majority owned subsidiary, received a notice from the ITA assessing approximately $6.5 million (including interest and linkage to the Israeli Consumer Price Index) of Israeli income taxes for the years 1995 through 2000. The dispute lies, primarily, on the interpretation of the benefits to which Scitex Vision is entitled under the Law for the Encouragement of Capital Investments, 1959, and the deduction of certain expenses. Scitex Vision appealed the proposed assessment, the outcome of which cannot be predicted at this time. In addition, in mid-2001, Scitex Vision filed an application for an advance ruling by Hong Kong’s Inland Revenue Department (IRD). In general, such application sought the IRD’s approval that Scitex Vision’s sales outside of Hong Kong will be exempt from tax in Hong Kong and that sales within Hong Kong will be subject to a lower tax rate. The IRD recently declined the application but Scitex Vision is continuing its discussions with the IRD in order to reach a mutual satisfactory solution of this matter, the outcome of which cannot be predicted at this time. Scitex Vision believes that due to current balance sheet reserves, it is not necessary at this time to establish additional reserves. However, Scitex Vision may be eventually required to pay the ITA or IRD material amounts, which exceed the amount of the reserves to settle this matter (or at the conclusion of the appeal process with respect to the ITA or, if Scitex Vision determines to appeal the IRD’s decision, with respect to the IRD as well), in which event, our results of operations may be adversely affected.

In addition, we are undergoing tax audits in Europe and the tax consequences in Israel of the Creo transaction are still to be determined with the tax authorities. While we believe that based, among other things, on our consultants’ advice, we established sufficient reserves for such assessments, additional payments may be required at the conclusion of these matters. It is not possible to predict at this time whether and when any eventual payments will be made.

Contractual Obligations and Other Commitments

The following table summarizes our short-term and long-term contractual obligations as of December 31, 2002:

	Payments Due By Period (in $ millions)

Contractual Obligations	Total	2003	2004	2005	2006	2007 and thereafter

Long-term debt	10.7	5.2	3.4	2.0	0.1	--
Capital lease obligations	0.5	0.2	0.2	0.1	--	--
Operating leases (vehicles and facilities)	33.4	5.0	4.0	3.9	3.7	16.8
Total contractual cash obligations	44.6	10.4	7.6	6.0	3.8	16.8

The following table summarizes our short-term and long-term commercial commitments as of December 31, 2002:

	Payments Due By Period (in $ millions)

Commercial Commitments	Total	2003	2004	2005	2006	2007 and thereafter

Lines of credit	31.9	31.9	--	--	--	--
Standby letters of credit	0.3	0.15	0.2	--	--	--
Guarantees	0.6	0.1	--	--	--	0.5
Total Commercial commitments	32.8	32.1	0.2	--	--	0.5

As of December 31, 2002, Scitex Vision’s revolving lines of credit and long-term loans for working capital and investments purposes from banks in Israel amounted to $44.0 million bearing interest ranging from LIBOR +0.6% to LIBOR +2.25%, partially linked to the dollar and partially to the Euro.

As of June 15, 2003, Aprion Digital (together with Scitex Vision) owed approximately $49 million to Israeli banks under its revolving credit line facilities and long-term loan agreements. These credit lines are secured by a floating charge on Aprion Digital’s assets, by an approximate $19 million of restricted deposits, and also by a loan guarantee of approximately $1.8 million issued by us for Aprion Digital’s benefit. Under these credit lines, Aprion Digital is required to adhere to certain financial and other restrictive covenants such as equity level, profitability and financial ratios. Aprion Digital has not maintained certain of these covenants, which means that it is in covenant default under these credit lines. In mid-2002, the banks extended the credit lines until the end of the third quarter of 2002, and engaged in negotiations with the banks to further extend the credit lines and amend these covenants and the related operating parameters in order to better enable Aprion Digital to comply with the agreements. However, to date, such amendment was not effected and, in early 2003, the banks informed Scitex Vision that the credit line available to it is significantly reduced. Aprion Digital is continuing its negotiations with the banks. The banks agreed in principle to consider changing the parameters for certain financial covenants and refrain from exercising their rights under these credit and loans agreements until the conclusion of the negotiations. We cannot assure you that said negotiations will result in the default being cured and/or the extension of such credit lines, and in such event, Aprion Digital may be subject to acceleration of the loans and/or increased interest and may be required to enter into another agreement with the banks or to secure financing from other sources on terms less favorable to it.

Most of the short-term bank credit is also in dollars, generally at variable rates linked to LIBOR. This includes a short-term bank loan denominated in dollars and bearing interest of 2.25% in the amount of $20,000,000. We also have in place other short-term banks loans denominated in Euro and bearing interest of one month Libor + 1.5% to Libor + 2.1% per annum (as of December 31, 2002 - 4.9% to 5.5%, respectively) in the aggregate amount of Euro 9,050,000 (representing $9,494,000 according to the exchange rate as of December 31, 2002). A Short-term bank credit is secured by a deposit in the bank, of which the balance as of December 31, 2002 was $20,203,000, and is presented in the balance sheet as restricted deposit.

Outlook for 2003

In 2003, we expect our wholly owned subsidiary, SDP, to generate cash from its operations. Our investment activities, which may include investments in portfolio companies, earnout payments for past acquisitions and investments in capital assets, are expected to be higher than the amount of cash generated by our operating cash flow. Our management believes that existing cash and short-term investments together with available credit lines and funds generated from operations of subsidiaries will be sufficient to meet operating requirements in the year 2003. In order to, among other things, improve our cash position, we sold 3.0 million shares of Creo for gross proceeds of approximately $24 million. We may also sell certain of our investments, including the remaining 3.25 million shares we hold in Creo (subject to the provisions of the Standstill Agreement with Creo and market conditions).

MARKET RISK

For information on our market risk and the use of financial instruments for hedging purposes, see below under “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

GRANTS FROM THE OFFICE OF THE CHIEF SCIENTIST

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, a research and development program that meets specified criteria is eligible for grants of up to 50% of the program’s expenses. The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. The recipient of the grants is required to return the grants, linked to the U.S. dollar plus interest, by the payment of royalties on the sale of products developed using the grants. In the case of unsuccessful development of a product following Office of the Chief Scientist participation, or if the product does not generate any revenues, we would not be obligated to repay the grants we received for the product’s development. As a member of the Digital Printing Consortium, some of the grants that Scitex Vision received from the Office of the Chief Scientist were pursuant to the “MAGNET” program - a program for research and development of generic technologies within a consortium of commercial companies and academic institutions. In this program, the effective rate of the grants is up to 60% of the expenses and there is no obligation to pay any royalties. However, the MAGNET program requires Scitex Vision to cross license certain technology developed in connection with such program to the other members of the consortium.

The terms of grants under the law require that we (and our Israeli affiliated companies who participate in such programs) manufacture the products developed with these grants in Israel, unless prior approval is received from the Office of the Chief Scientist. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to as high as 300% of the grants. Separate governmental consent is required to transfer to third parties the technology developed under the plans. In practice, the Office of Chief Scientist does not consent to the transfer out of Israel of the ownership of the technology developed under a plan. No approval is required with respect to the sale or export from Israel of products developed under a funded plan.

We recorded grant participation from the Office of the Chief Scientist totaling approximately $1.2 million in 2000, $1.0 million in 2001 and $0.7 million in 2002. Most of the grants received in 2000, and all of the grants in 2001 and 2002 are from the MAGNET program which do not bear any royalties. As of December 31, 2002, all the contingent liability to the Office of the Chief Scientist in respect of grants received in 2000 or earlier are either paid or accrued.

The Israeli authorities have indicated that the government may reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Amendment To The Research And Development Law

In November 2002, the Israeli parliament approved an amendment to the Research and Development Law. The amendment became effective on April 1, 2003.

As opposed to the Research and Development Law prior to the amendment, which required an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the Research and Development Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not take place in Israel. This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the Research and Development Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the Research and Development Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan. The Research and Development Law prior to the amendment only allowed for grants covering 50% of such expenditures.

The amendment to the Research and Development Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The proposed amendment to the Research and Development Law that would have allowed in certain circumstances the transfer of the ownership of the technology developed with the funding of the Office of the Chief Scientist to third parties outside of Israel was not approved at this time.

CORPORATE TAX RATE

Israeli companies are generally subject to tax at the rate of 36% of taxable income and to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003 (previously, also 36%). However, our manufacturing facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. The tax benefit is afforded for seven years from the year the relevant facility first earns taxable income, but no later than 2009-10. Subject to compliance with applicable requirements, the income derived from our Approved Enterprise facilities will be fully tax-exempt during the first two years of the seven-year tax benefit, and will be subject to a reduced tax rate of a maximum of 25% during the remaining five years, but in any event not later than 2009-10. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. In 2002, we do not expect to have taxable income at Scitex, the parent company. See below under “Item 10E – Taxation” and in Note 12 to our consolidated financial statements for more information on our income taxes.

The above benefits are conditioned upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder and the instruments of approval for the specific investments in Approved Enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of the benefits received, in whole or in part. See above under the caption “Tax Audits” regarding a dispute with the israeli tax authority in this respect.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Scitex’s research and development efforts are focused on the development of new products and technologies, as well as enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs and upgrading and expanding our product line through the development of additional features and improved functionality.

Scitex’s research and development activities primarily comprise 96 employees in Scitex Vision’s operations in Israel and 98 employees in the operations of SDP in Dayton, Ohio. In addition, a high proportion of the employees of our portfolio companies are engaged in research and development.

Scitex has taken advantage of royalty-bearing grants in the form of participations in industrial research provided by the Government of Israel. The following table shows the amounts and relative percentages of total research and development expenditures and the royalty-bearing participations therein, for the years indicated:

	Year Ended December 31

	2002			2001			2000

	(Dollars in thousands)

Total expenditure incurred	$24,993	10.3	%(1)	$26,740	10.4	%(1)	$39,694	11.6	%(1)
Less royalty-bearing participations, from the Government of Israel (3)	$701	2.8	%(2)	$999	3.7	%(2)	$1,202	3.0	%(2)
Net Expenditure	$24,292	10.0	%(1)	$25,471	9.9	%(1)	$38,492	11.2	%(1)

______________

(1)	Percentage indicates the ratio of the relevant item to total revenues.

(2)	Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).

(3)	See Note 14f to the Consolidated Financial Statements of Scitex listed in Item 18.

Royalties expensed by Scitex pursuant to the Israel Government and other programs amounted to approximately $0.7 million in 2002 (compared to approximately $0.7 million in 2001 and $1.7 million in 2000). For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see “Item 5B – Liquidity and Capital Resources—Grants from the Office of the Chief Scientist.”

As of 2002 year-end, we, principally through SDP and Scitex Vision, our operating subsidiaries, own, license or otherwise have rights in over 152 issued patents (primarily in the United States) and nearly 77 patent applications pending in the United States and elsewhere. As part of the Creo transaction in April 2000, we assigned to Creo approximately 250 issued patents and 140 pending patent applications relating to our digital preprint and print-on demand business. Creo granted back to us and our affiliates a non-exclusive license of such intellectual property, including patents, used by us and our affiliates prior to the Creo transaction. In addition, a number of issued patents and pending applications are held by our other portfolio companies. We also claim proprietary rights in various technology and trade secrets relating to our products and operations. We also hold a number of trademarks and service marks in the United States and elsewhere, particularly for the word Scitex and the Scitex logo.

D.	TREND INFORMATION
  General. The deterioration of the global economy starting in the second half of 2001 has resulted in a decline of advertisement spending and consequently a slow down of capital investments in the digital printing market. The attacks of September 11, 2001, and the threat of acts of terrorism worldwide caused a further decline in the global economy. In addition, the current uncertainties as to the consequences following the war in Iraq as well as the impact that the outbreak of the SARS virus may have on the global, and specifically, the Asian Pacific economy, have contributed to the tense market environment and the low visibility businesses are experiencing when trying to plan their budget and projections. Accordingly, many companies, including current and potential customers of ours, have indicated that they plan to postpone or decrease capital investment. We believe that although this slow-down in printing-related spending shows indications of stabilizing, it may take several quarters to reverse.
  Industry. The printing industry underwent substantial changes over the recent years. Analog, labor intensive processes, typified by high setup costs and long production runs are being replaced by digital processes in both the preparation of data for printing (preprint) and in the actual printing process (digital print). The printing industry, which typically grows at GDP rates, experienced strong growth in revenue and profitability in the last few years through the middle of 2001, fueled mainly by increased advertising spending. Since then, and particularly following the events of September 11, 2001, there was a substantial slow down in activity in this industry, demonstrated by slower replacement of equipment and reduced capital equipment purchases, and there is no assurance that the strong capital spending experienced in the industry through the middle of 2001 will return, if such trends continue. Digital printing growth is driven by the demand for shorter lead times for printed products, variability and personalization of output and the savings derived from elimination of obsolescence and inventory related costs. We believe those trends will continue and even strengthen as the market gets accustomed to new processes and cost-efficiency paradigms. In general, most digital printing application areas have seen double digit growth rates over the last years partly due to digital processes replacing analog ones and partly due to new print products and applications being developed such as personalized direct mail, color transactional documents, and super wide format printing.
  Revenue outlook. We have seen digital printing revenues decline at a 5% rate during 2002 reaching approximately $243 million. We believe that despite the slowdown of capital spending in the industry, especially in the first half of 2002, we should be able to maintain our 2002 revenue level in 2003 and gradually return to growth as the economy improves.
  Composition of revenue. We derived approximately 42% of our revenues from services and consumables, up from 37% in 2001 and 33% in 2000. We cannot predict at this time whether this trend will continue during 2003, as it is influenced by numerous factors.
  Gross margins. Our gross margin, which depend primarily on product and revenue mix, slightly decreased in 2002 from 42.4% to 40.4%. Although some of our new products and bundling offerings currently carry gross margins materially lower than our current average, we believe that in 2003 we can slightly improve gross margins compared to 2002, primarily through cost reduction programs and improved recurring revenue profitability.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management:

Name	Age	Director Since	Position
Ami Erel(1) (2)	56	2003	Chairman of the Board of Directors
Yeoshua Agassi(3) (4)	55	—	President and Chief Executive Officer
Yahel Shachar(4)	41	—	Chief Financial Officer & Corporate Secretary
Dov Ofer	49	—	President and Chief Executive Officer, Scitex Vision Ltd.
Nachum Shamir	49	—	President and Chief Executive Officer, Scitex Digital Printing, Inc.
Avraham Asheri(5) (6)	65	2000	Director; Chairman of the Audit Committee
Raanan Cohen (1) (6)	35	2001	Director
Prof. Shmuel Kandel(5) (7)	52	2000	Director
Ophira Rosolio-Aharonson(5)	53	2000	Director
Ariella Zochovitsky (5) (7)	47	2002	Director
Avraham Fischer(8)	46	2003	Director
Shay Livnat(9)	44	2003	Director

______________

(1)	Member of the remuneration committee of the board of directors.
(2)	He serves as President and Chief Executive Officer of Discount Investments Corporation Ltd. (“DIC”), major shareholder of Scitex.
(3)	Also serves as Executive Vice President at Clal Industries and Investments Ltd. (“CII”), the parent company of Clal Electronics Industries Ltd. (“CEI”).
(4)	Seconded to us by CII pursuant to the Services Agreement. See under “Item 7B – Clal Services Agreement” below.
(5)	Member of the audit committee of the board of directors.
(6)	Nominated for election as a director by DIC and its wholly owned subsidiary, PEC Israel Economic Corporation, major shareholders of Scitex.
(7)	An “Outside Director” pursuant to the Companies Law.
(8)	Mr. Fischer is a co-Chief Executive Officer of CII, the parent of CEI, major shareholder of Scitex. He is also the deputy Chairman of IDB Holdings Corporation Ltd. (“IDBH”), an affiliate of CII. See Item 7A in this respect.
(9)	Mr. Livnat is a member of the Livnat family, an affiliate of IDBH and CII. See Item 7A in this respect.

Ami Erel was appointed Chairman of our board of directors on June 18, 2003. He serves as President and Chief Executive Officer of Discount Investment Corporation Ltd. (DIC) since June 2001. From November 1999 to January 2002, he served as the Chairman, President and CEO of Elron Electronic Industries Ltd. (Elron). From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq, The Israel Telecommunications Corp. Ltd. and from 1997 to 1998, he was Chairman of the Board of Directors of PelePhone Communications Ltd. He continues to serve as Chairman of Elron and currently serves as Chairman of the Board of Directors of RDC-Rafael Development Corporation Ltd., Netvision Ltd. and Tevel Israel Communications Ltd., and as a director of Elbit Systems Ltd., Property and Building Corporation Ltd., Super-Sol Ltd., and as a chairman or a director of other companies affiliated with DIC and Elron. He holds a bachelor degree in electronic engineering from the Technion, the Israel Institute of Technology, Haifa, Israel..

Yeoshua Agassi was appointed as interim President and Chief Executive Officer of Scitex in September 2001. Mr. Agassi also serves as Vice President at Clal Industries and Investments Ltd., a position he has held since May 2001 and Executive Vice President since May 2002. Prior to then, Mr. Agassi served as General Manager of Leumicard Ltd. From 1993 to 1998 Mr. Agassi served as General Manager for the Israel Direct Insurance Company (IDI) which he co-founded. Mr. Agassi served as Vice President at the Hamagen Insurance Company from 1987 to 1993 and Vice President at the Phoenix Assurance Company from 1983 to 1987. He is a director of Fundtech Ltd. and Creo Inc., as well as a number of other companies in which Scitex or CII has an interest. Mr. Agassi holds a bachelors degree in economics from the Tel Aviv University, Israel, and an MBA degree from Bar-Ilan University, Israel.

Yahel Shachar joined Scitex in December 2001 and was appointed Chief Financial Officer and Corporate Secretary in February 2002. Before he joined Scitex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. from 1998 to 2001. From 1995 to 1998, he was an attorney with Goldfarb, Levy, Eran & Co., one of Israel’s leading law firms. Mr. Shachar holds an LL.M. degree from Georgetown University (specializing in corporate, tax and securities law) in Washington, D.C., and an LL.B. degree from the Tel Aviv University, and is a member of the Israeli and New York bar associations.

Dov Ofer was appointed President and Chief Executive Officer of Scitex Vision Ltd. in January 2002, and also became President and Chief Executive Officer of Aprion Digital Ltd. in January 2003 when the operations of Scitex Vision were combined with Aprion. He served as Scitex Vision’s Executive Vice President of Sales, Marketing and Business Development from 1999 to January 2002. Prior to joining Scitex Vision, Mr. Ofer served as the Managing Director of Matan Digital Printing, a company whose super-wide format technology and operations were acquired by Scitex Vision in 1998. He holds a bachelors degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from University of California - Berkeley.

Nachum Shamir was appointed President and Chief Executive Officer of Scitex Digital Printing in January 2001, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. (now Creo Asia Pacific (H.K.) Ltd.) from 1993. Mr. Shamir holds a bachelors degree in science from the Hebrew University of Jerusalem and a masters degree in public administration from Harvard University.

Avraham Asheri is an economics advisor. He served as President and CEO of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a Member of the Bank’s Management Committee from 1983. Prior to joining Israel Discount Bank, during a period of 23 years, Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the Boards of Directors of several companies, including Elron Electronic Industries Ltd., Kardan Real Estate Ltd., Elbit Systems Ltd. and Discount Mortgage Bank Ltd. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University of Jerusalem, Israel.

Raanan Cohen was appointed Vice President of DIC in August 2001, having previously served as Executive Assistant to the Chief Executive Officer of DIC from 1999. Prior to joining DIC, he was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israeli Bar, and from 1994 to 1995 he served as an advocate with S. Horowitz & Co., one of Israel’s leading law firms. He is a director of a number of companies within the DIC group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd. Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in management from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

Professor Shmuel Kandel is the Dean of the Faculty of Management, the Leon Recanati Graduate School of Business Administration at Tel Aviv University, having joined the Faculty in 1988. He is the incumbent of the Maurice and Gertrude Deutch Chair for Research in Finance and Accounting. Professor Kandel has taught at the Graduate School of Business of the University of Chicago and at the Wharton School of the University of Pennsylvania. He has served as an Outside Director of The Tel Aviv Stock Exchange from 1996 to 2000 (and also from 1992 to 1993). Professor Kandel has served as a consultant to banks, financial institutions and industrial companies and is the author of numerous publications in the field of finance. He holds a bachelors degree in statistics and operation research from Tel Aviv University, and masters degrees and a Ph.D. in business administration from Yale University.

Ophira Rosolio-Aharonson is an executive director at several private and publicly traded high tech companies, a strategic business consultant, partner and advisor to several VC firms in Israel and in the U.S. Areas of expertise are software & hardware, related applications and advanced technology including imaging, communications etc. She was a co-founder of Seagull Technology, Inc. and served as CEO of Terra Computers, Inc. in the US from 1992 to 1999. Prior to that she served as a senior executive, holding various CEO/COO positions at Clal Computers & Technology. She is a member of the Board of Directors of Cimatron Ltd. and OptiSign Ltd. Ms. Rosolio-Aharonson has a bachelors degree in applied mathematics and physics and completed courses required for a masters degree in bio-medical engineering from the Technion - Israel Institute of Technology in Haifa, and is a graduate of the executive business and management program of Tel Aviv University.

Ariella Zochovitzky is the general manager and partner of Zochovitzky & Weinstein and C.I.G. Capital Investments Group Ltd., firms of management consultants, which she has managed since July 2001. In addition, Ms. Zochovitzky was a partner in two venture capital funds from July 2000 to early 2001 and a partner in the firm of Zochovitzky & Weinstein, certified public accountants, from 1989 to July 2000. She was previously a partner with the certified public accountants, Kost Forer & Gabbay (a member of Ernst and Young International), which she joined in 1980 as a trainee accountant, subsequently becoming a partner. Ms. Zochovitzky serves as a director of Gazit-Globe (1982) Ltd., New Applicom Ltd., Provident Funds Management - Israel Discount Bank Ltd., Sadot Research and Development Fund Ltd. and Elco Holdings Ltd. She holds a bachelors degrees in economics and accounting from the University of Haifa, Israel, and a masters degree in management fro m the Tel-Aviv University and Northwestern University (J.L. Kellogg Graduate School of Management). She is a registered CPA in Israel.

Avraham Fisher is the deputy Chairman of IDB Holding Corporation Ltd. and a co-Chief Executive Officer of Clal Industries and Investments Ltd. In addition, he is a co-managing partner of Fischer, Behar, Chen & Co., a leading Israeli’s law firm. He is also the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in, mainly, Israeli, companies, operating primarily in the fields of real estate, communications and technologies. He served as a director of several companies, including DSP Group, Inc., and DSPC Communication Ltd. and currently serves as a director of Vyyo Inc. and several other companies. Mr. Fisher holds an LL.B. degree from the Tel Aviv University, and is a member of the Israeli bar association.

Shay Livnat is the Chief Executive Officer of Zoe Holdings Ltd., a company he founded in 1988, which is primarily engaged in investments in telecom and high-tech companies. He is a co-Chairman of UPS Israel (United Parcel Service Israel) and UTI (Isuzu GM trucks) Ltd. and serves as a director of Taavura Holdings Ltd. From 1988 to 1998, Mr. Livnat served as CEO of Tashtit Group. He holds a bachelor degree in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

Additional Information

Tevel Israel Communications Ltd., in which Mr. Erel serves as Chairman of the Board of Directors, is currently under a stay of proceedings and managed by a trustee and special manager appointed by an Israeli court due to financial difficulties.

In late 2002, a plaintiff filed a motion for certification of a class action in the Tel Aviv District Court against the Bank for Industrial Development in Israel Ltd., Ms. Zochovitzky, who served as director of the Israeli bank, as well as other directors of the bank, alleging Israeli securities violations. In early 2003, a plaintiff filed a derivative action in the Tel Aviv District Court against the bank and directors thereof, including Ms. Zochovitzky, alleging that the bank and the directors breached their fiduciary duty in connection with the credit policy of the bank. The bank filed motions to dismiss these actions, which have not been conferred by the court as of yet.

There are no family relationships between any director or member of senior management.

See “Item 7A. Major Shareholders – 1980 Voting Agreement” for details of agreement among major shareholders relating to the election of directors.

Recent Management Changes

Ms. Zochovitzky was elected as one of our Outside Directors at our 2002 Annual General Meeting on December 29, 2002. She succeeded Mr. Roger Gallois, who had been our director since 1997 (and an Outside Director since April 2000), and who stepped down from our board on the same date.

As recently announced, following the closing of the sale by companies controlled by the Recanati family of a majority interest in IDB Holding Corporation Ltd., or IDBH, the ultimate parent company of our two principal shareholders, CII and DIC (see “Item 7A. Major Shareholders” for more details on IDBH and said transaction), several key changes to our management team were effected in mid-2003:

    In May 2003, Mr. Leon Recanati, who had been our director since 1988, has stepped down from our board;
    Mr. Nachum Shamir, the current President and CEO of Scitex Digital Printing, was appointed as our President and CEO, replacing Mr. Yeoshua Agassi, who had been our President and CEO since September 2001, effective June 30, 2003. Mr. Shamir will continue to serve as President and CEO of Scitex Digital Printing; and
    Mr. Ami Erel was appointed Chairman of our Board of Directors, replacing Mr. Meir Shannie, who had been our Chairman since early 2001. Messrs. Avi Fischer and Shay Livnat were also appointed to our Board of Directors. Messrs. Erel, Fischer and Livnat were appointed by the Board and will hold office until the next annual meeting of Scitex, currently expected by December 2003.
B.	COMPENSATION

The following table sets forth with respect to all directors and senior management of Scitex as a group, including all persons who were at any time during the period indicated directors or senior management of Scitex, all cash and cash-equivalent forms of remuneration paid by Scitex during the fiscal year ended December 31, 2002:

	Salaries, fees, directors’ fees, commissions and bonuses	Other benefits
All directors and senior management as a group (consisting of 12 persons in 2002)	$2,020,000	$228,000

Mr. Gallois, who served as our Outside Director until December 29, 2002, received an annual director’s fee of $20,000 and an attendance fee of $1,000 for each meeting attended outside his country of residence. Our other Outside Director, Professor Kandel, and since December 29, 2002, Ms. Zochovitzky, who replaced Mr. Gallois, receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted during 2002 for Outside Directors under regulations issued pursuant to the Companies Law (which equated to approximately $9,000 per annum and a participation fee of approximately $350 per meeting). Directors’ fees and participation fees of a similar amount are payable in respect of all other directors. Where directors are employees of major shareholders (or companies under their control), such fees were not paid. Except as aforesaid, we have not compensated our directors who are not our officers.

During 2002, an aggregate sum of approximately $0.15 million was set aside by us to provide pension, retirement and severance benefits to members of our senior management and (a small portion thereof) to a few of our other employees, however, due to balance sheet reserves previously established by us, no amount was accrued for these purposes during 2002.

C.	BOARD PRACTICES

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

Our directors are elected at annual meetings of our shareholders. Except for our Outside Directors, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

There are no arrangements or understandings between us and any of our directors for benefits upon termination of service.

ALTERNATE DIRECTORS

Our articles of association provide that a director may appoint another person to serve as an alternate director. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director. An alternate director shall have all the rights and obligations of the director who appointed him or her. The alternate director may not act for such director at any meeting at which the director appointing him or her is present. Unless the time or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. At present, there are no appointments of alternate directors.

OUTSIDE DIRECTORS

We are subject to the provisions of the Companies Law, which became effective on February 1, 2000, and supersedes most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. Under the Companies Law, Israeli companies whose shares are listed for trading on a stock exchange or have been offered as securities to the public in or outside of Israel are required to appoint two “Outside Directors”. Our Outside Directors are Professor Shmuel Kandel and Ariella Zochovitzky.

To qualify as an Outside Director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an Outside Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an Outside Director. For a period of two years from termination from office, a former Outside Director may not serve as a director or employee of the company or provide professional services to the company for consideration.

The Outside Directors must be elected by the shareholders, including at least one-third of the shares of non-controlling shareholders voted on the matter. However, the Outside Directors can be elected by shareholders without this one-third approval if the total shares of non-controlling shareholders voted against the election do not represent more than one percent of the voting rights in the company. The initial term of an Outside Director is three years and may be extended for an additional three years. The term of office of Professor Kandel and Ms. Zochovitzky commenced in 2000 and 2002, respectively.

Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the Outside Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one Outside Director except for the audit committee, which is required to include all Outside Directors.

COMMITTEES OF THE BOARD

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members.

Audit Committee: Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors, including all of the Outside Directors. The audit committee may not include the chairman of the board, a controlling shareholder or any relative thereof, or any director who is employed by the company or provides services to the company on a regular basis. We are also subject to the requirements for continued listing on the Nasdaq National Market, which require us, among other things, to establish an audit committee, a majority of whose members are independent. Avraham Asheri, Professor Shmuel Kandel, Ophira Rosolio-Aharonson and Ariella Zochovitzky currently serve on our audit committee.

Under the Companies Law, the role of the audit committee is (1) to examine flaws in the business management of the company, including in consultation with the internal auditor and the independent accountants, and to propose remedial measures to the board, and (2) to review for approval transactions between the company and office holders or interested parties, which it may not approve unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted, as more fully described below. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of our outside auditors. In addition, our audit committee is responsible for pre-approving all services provided to us by our outside auditors. It also reviews our quarterly and annual financial statements and makes recommendations to our board in connection thereto.

Remuneration Committee: Our board of directors has also appointed a remuneration committee, which currently comprises Ami Erel and Raanan Cohen. The role of the remuneration committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by, inter alia, the board of directors, pursuant to the Companies Law. The members of the remuneration committee also comprise the committees that administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

INTERNAL AUDITOR

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or officer holder, and may not be a member of the company’s independent accounting firm. The role of the internal auditor is to examine, among other things, whether the company’s activities comply with the law and orderly business procedure. Mr. Joseph Ginossar of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

Fiduciary Duties of Office Holders. The Companies Law imposes a duty of care and a duty of loyalty on all “office holders” of a company. The term “office holder” of a company is defined under the Companies Law to include any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or other executive officer who reports directly to the general manager or chief executive officer.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

      information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and
      all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

      refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;
      refrain from any activity that is competitive with the company;
      refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and
      disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of a relative of the office holder. An extraordinary transaction is a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company. When an extraordinary transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

Under the Companies Law, all arrangements as to compensation of directors in public companies such as ours, generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

INSURANCE & INDEMNIFICATION OF DIRECTORS AND SENIOR MANAGEMENT

Insurance. Under the Companies Law, a company may, if its articles of association so provide and subject as set out in the law, enter into a contract to insure the liability of an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

  the breach of his or her duty of care to the company or to another person;
  the breach of his or her duty of loyalty to the company, provided that he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; and
  a financial obligation imposed upon him or her in favor of another person;

Our articles contain the aforesaid provisions and, having obtained the approvals required under the Companies Law and our articles, we have procured the permitted insurance for our office holders. In June 1998, the Company’s shareholders set the maximum annual premium for such insurance at US$750,000.

Indemnification. Subject to certain qualifications, the Companies Law also permits a company, if its articles of association so provide, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

  a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator’s award approved by court; and
  reasonable litigation expenses, including attorney’s fees, expended by an office holder or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

In addition, the Companies Law provides that a company’s articles may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also permits the company to undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of giving the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

Our articles were amended in December 2000 to contain the aforesaid provisions relating to indemnification of our office holders. The Company’s audit committee, board of directors and shareholders also resolved to indemnify the Company’s office holders by providing them with a Letter of Indemnification to be substantially the form approved by them. (See Exhibit 4(c)(3) in Item 19 for the form of the Letter of Indemnification to office holders.)

Limitations on Exculpation, Insurance and Indemnification. The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

      a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
      a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;
      any act or omission committed with the intent to derive an illegal personal benefit; or
      any fine imposed against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

Our articles also provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including without limitation, any of our employees, agents, consultants or contractors.

D.	EMPLOYEES

The following table details certain data on the workforce (including temporary employees) of Scitex and its consolidated subsidiaries for the periods indicated:

	As at December 31,

	2002(1) (2)	2001(1)(2)	2000(2)

Approximate numbers of employees by geographic location
United States	650	673	700
Israel	193	208	220
Europe and elsewhere	289	237	110

Total workforce	1,132	1,118	1,030

Approximate numbers of employees by category of activity
Research and development	183	188	200
Sales and marketing	155	177	170
Customer support	260	243	160
Operations and logistics	387	366	400
General and administrative	147	146	100

Total workforce	1,132	1,118	1,030

______________

(1)	Includes employees of Clal Industries & Investments Ltd., who are seconded to Scitex on a full time or part time basis. See under “Item 7B – Clal Services Agreement” below.

(2)	Includes 43 employees of Creo Asia Pacific (H.K.) Ltd., an affiliate of Creo Inc., who were dedicated to providing services to Scitex Vision and being paid by us. In January 1, 2003, Scitex Vision terminated the services of Creo Asia Pacific, and the majority of the above employees were transferred to Scitex Vision.

We maintained substantially the same number of employees during 2001 and 2002. The increase in the number of our employees from 2000 to 2001 resulted mainly due to the growth of both of SDP and Scitex Vision. During 2002, we employed on average approximately 25 temporary employees, the majority of which in operations.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not generally represented by labor unions. Nevertheless, as regards our employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and Israel’s Coordination Bureau of Economic Organizations (including the Manufacturers’ Association) are applicable to such employees by order of the Israel Ministry of Labor and Welfare. These provisions principally concern cost-of-living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination, severance payments and other conditions of employment. However, we generally provide our employees with benefits and conditions beyond the required minimums, including contributing to funds to provide severance.

E.	SHARE OWNERSHIP

Unless otherwise stated, all data in this Item 6E is as of June 11, 2003.

The following table details the number of our shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), and stock options held, by members of our senior management. None of our directors beneficially own any shares or options.

Name and Address	Number of Shares Owned	Percent of Shares Outstanding	Number of stock options held(1)
Yeoshua Agassi	50,000(2)	*	- -
All other members of senior management, as a group (consisting of 3 persons) (3)(4)	61,666	*	18,334

______________

*	less than 1% of our outstanding ordinary shares.

(1)	Each stock option is exercisable into one ordinary share. All our shares have identical voting rights.

(2)	As reported on our Report on Form 6-K filed with the SEC on March 6, 2003.

(3)	Number of Shares Owned includes, and Number of Stock Options held excludes, 61,666 stock options exercisable within 60 days. The stock options held by members of senior management are at exercise prices ranging from $8.18 per share to $11.1875 per share, and expire at various dates from December 2007 through December 2010. No member of senior management owns one percent or more of our shares, either on a non-diluted basis, or assuming exercise of stock options held by members of senior management.

(4)	Excludes Mr. Agassi.

STOCK OPTION PLANS

In September 1991, our shareholders approved two plans, the Scitex Israel Key Employee Share Incentive Plan 1991 primarily designed for employees of Scitex and its subsidiaries located in Israel and the Scitex International Key Employee Stock Option Plan 1991 designed for employees of Scitex’s non-Israel subsidiaries. These plans expired in September 2001, except with respect to outstanding options granted under such plans. Accordingly, no further options can be granted under such plans.

Outstanding options under the 1991 plans will expire at various dates from 2003 through 2011. The following table details certain information with respect to such plans:

Shares available for future option awards	0
Number of options exercised	860,295
Number of options outstanding	1,196,659
Weighted average exercise price of options outstanding	$10.30

In December 2001, our shareholders approved the adoption of the Scitex 2001 Stock Option Plan, primarily designed for key employees of Scitex and its subsidiaries. The aggregate number of ordinary shares that have been authorized and reserved for issuance under the 2001 plan is 750,000 shares. To date, no options have been granted under the 2001 plan.

Subsidiaries Stock Option Plans

Aprion Digital adopted a share option plan, primarily designed for employees of Aprion Digital and its subsidiaries. This plan permits the granting of options for the purchase of shares in Aprion Digital. During 2003, Aprion Digital is expected to grant options under its plan to employees, exercisable, in the aggregate (including options already granted), into approximately 8.8% of its share capital. In this respect, see also in “Item 7B. Related Party Transactions – Aprion-Scitex Vision Combination” below.

SDP adopted a stock option plan, primarily designed for employees of SDP and its subsidiaries. This plan permits the granting of options for the purchase of shares in SDP. SDP granted options under this plan to employees, exercisable, in the aggregate, into approximately 6.8% of its share capital.

REPURCHASE PROGRAM

In May 1998, our board of directors approved a program for our repurchase of up to two million of our ordinary shares, to be held for the benefit of employees within the framework of our stock option plans. These ordinary shares are held by a trustee for the reissue to employees upon the exercise of existing stock options. Under the approved program, we may not purchase ordinary shares from our major shareholders. (See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders”.) A balance of 448,975 ordinary shares are held by the trustee pursuant to the program, purchased with funds provided by us. No ordinary shares have been repurchased under this program since August 5, 1999.

ITEM 7.	MAJOR SHAREHOLDERS & RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Unless otherwise stated, all data in this Item 7 is as of June 11, 2003, at which date there were 43,018,413 of our ordinary shares outstanding, excluding the 448,975 ordinary shares purchased by the trustee pursuant to the repurchase program described above (treasury shares).

To our knowledge, except as described below, we are not directly or indirectly owned or controlled (i) by any corporation, (ii) by any foreign government or (iii) by any other natural or legal person, nor are there any arrangements, the operation of which may at a subsequent date result in a change in control of Scitex.

The following table sets forth the number of our ordinary shares owned by any person who is known to us to own beneficially more than 5% of our ordinary shares:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding
Clal Electronics Industries Ltd. (“CEI”), a wholly owned subsidiary of Clal Industries and Investments Ltd. (“CII”) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	9,540,226	22.18%
Discount Investment Corporation Ltd. (“DIC”) 3 Azrieli Center, Triangular Tower, 43rd Floor 67023 Tel Aviv, Israel	9,421,794(1)	21.90%
AXA Financial, Inc. 1290 Avenue of the Americas New York, NY 10104(2)	2,955,000(3)	6.87%

______________

(1)	Includes 4,880,334 Shares held through DIC Loans Ltd. (“DIC Loans”), and 1,875,779 shares held through PEC Israel Economic Corporation (“PEC”), both wholly owned subsidiaries of DIC.

(2)	Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2003.

(3)	Beneficially owned by AXA Financial, Inc., or AXA, and AXA’s affiliated companies through Alliance Capital Management, L.P., an investment adviser majority-owned by AXA, which holds a majority of the ordinary shares by unaffiliated client discretionary investment accounts.

Both of CII and CEI are Israeli companies, holding investments in Israeli companies, operating primarily in the fields of hi-tech and electronics. CII also operates in the fields of cement, textiles, paper and cartons, biotechnology and management of venture capital funds. CII may be deemed to share with CEI the power to vote and dispose of our outstanding ordinary shares held by CEI.

DIC, an Israeli company, and PEC, a Maine corporation wholly owned by DIC, hold investments in companies, predominantly companies located in Israel or are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce. DIC may be deemed to share with PEC and with DIC Loans, an Israeli company also wholly owned by DIC, the power to vote and dispose of our outstanding ordinary shares held by PEC and DIC Loans.

1980 Voting Agreement. On December 1, 1980, CII (whose holdings of our ordinary shares are held through CEI), PEC and DIC entered into a Voting Agreement that they would vote our ordinary shares in concert with respect to the election of our directors and with respect to any ordinary resolution submitted to shareholders. The Voting Agreement also granted certain rights of first refusal if one of the parties wishes to sell their shares to a third party. The Voting Agreement was for an initial term of ten years, subject to renewal for additional periods of ten years unless and until prior notice was given by one party of its intention not to renew. The Voting Agreement was renewed until November 30, 2010. The foregoing description of the Voting Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 3 of Item 19. By reason of the 1980 Voting Agreement, CII and DIC may be deemed to share the power to vote and dispose of our outstanding ordinary shares held by such companies (including DIC’s wholly owned subsidiaries) amounting, in the aggregate, to 44.08% of such ordinary shares.

CII and DIC are both controlled by IDB Development Corporation Ltd. (“IDBD”), a majority owned subsidiary of IDB Holding Corporation Ltd. (“IDBH”). IDBH, IDBD, DIC and CII are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDBH, IDBD, CII and DIC) and his sister, Shelly Dankner-Bergman (who is also a director of IDBH, IDBD, DIC and CII), which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and DIC), which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH, IDBD, CII and DIC), which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. Based on the foregoing, IDBH and IDBD (by reason of their control of CII and DIC), Gandan, Manor and Livnat (by reason of their control of IDBH) and the aforesaid persons or family members (by reason of their conrol of Gandan, Manor and Livnat, respectively) may be deemed to share with CEI and DIC the power to vote and dispose of our outstanding ordinary shares held by such companies (including DIC’s wholly owned subsidiaries) amounting, in the aggregate, to 44.08% of such ordinary shares.

Significant changes in percentage ownership by major shareholders during last three years

At January 1, 2000, DIC (jointly with PEC and DIC Loans) and CEI each held approximately 13% of our outstanding ordinary shares. In January 2000, DIC, PEC and CEI together acquired International Paper Company’s 13.2% holding in us, increasing the joint holdings of DIC, PEC and DIC Loans to approximately 19.7% and the holding of CEI to approximately 19.5%, of our outstanding ordinary shares. Subsequent increases in their shareholdings were the result of purchases (in the over-the-counter market) made by CEI (from January 2000) and DIC (from September 2000) through November 2000.

In August 2002, CII and DIC announced that they were considering the possibility of conducting a joint tender offer to acquire between 6% to 10% of our ordinary shares, subject to regulatory requirements and further examination. In December 2002, CII and DIC announced that they had decided not to conduct such tender offer.

In all instances, the percentage of ownership is equal to the voting rights of our ordinary shares and all ordinary shares have identical voting rights.

Record Holders

As of June 11, 2003, we had 383 shareholders of record, of whom 341 were registered with addresses in the United States, representing approximately 64% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 53% of our outstanding ordinary shares as of said date).

Duties of Shareholders

Disclosure by Controlling Shareholders. Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders, in that order. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

General Duties of Shareholders. In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

B.	RELATED PARTY TRANSACTIONS

Bayside Lease

Since April 2000, Scitex Vision has leased approximately 21,000 square feet of its principal facilities in the Herzlia Industrial Park, Israel, from Bayside Land Corporation Ltd., an affiliate of DIC. The rent attributable to such premises for the year ended December 31, 2002, was approximately $0.6 million. (See also “Item 4. Information on the Company - Property, Plants and Equipment”.) As part of its relocation to Netanya, Israel, during 2003, this lease was terminated, effective November 2003.

Clal Insurance

We purchase insurance policies in Israel with a number of insurance companies in respect of which Clal Insurance Company Ltd., or Clal Insurance, an affiliate of CEI and DIC, acted as leader. In certain instances, we were a beneficiary of insurance policies purchased from Clal Insurance by a subsidiary of Creo Inc., in which we held a 12.7% interest during 2002 and now hold a 6.5% interest. During 2002, we paid premiums on such insurance in insignificant amounts. The extent to which Clal Insurance, or other insurance companies to which it is affiliated, participated, varied from policy to policy. All insurance was effected at normal business rates.

Clal Services Agreement

In November 2001, we entered into a Services Agreement with CII in connection with the transfer of our corporate offices to facilities leased to CII at the Azrieli Center, Tel Aviv and the seconding of personnel.

Pursuant to the Services Agreement, CII provides us with office space for our personnel, together with other services, such as accounting, security, information management services (MIS) and cleaning. In addition, CII seconds Mr. Yeoshua Agassi, Executive Vice President of CII, to serve as our Chief Executive Officer, Mr. Yahel Shachar, to serve as our Chief Financial Officer and from June 1, 2002, to January 1, 2003, Mr. Itai Halevy, who served as our Vice President, Business Development and Strategic Planning. Messrs. Agassi, Shachar and Halevy agreed to dedicate approximately 60%, 100% and 30% of their work hours, respectively, to us. In addition, with effect from January 1, 2003, two other Scitex employees became employees of CII, seconded to us, currently on basis of 100% of their work hours. Pursuant to the Services Agreement, other employees of the parties to the Services Agreement will be seconded to the other party (on full time or part time basis) on a need basis, as shall from time to time be agreed between the parties.

Certain services under the Services Agreement may be provided by subsidiaries of CII or directly from third party suppliers, and CII may assign its rights and obligations under the Services Agreement, in whole or in part, to a company that it controls, or to a company that controls or is under common control with CII.

Generally, the services rendered (other than seconding employees) are provided by CII at the actual cost for the service, and do not include any overhead expense, or general and administrative cost. However, where such rule cannot be implemented, the cost to us will generally be calculated either (i) on the basis of the proportion of office space occupied by us at Azrieli Center (including, proportionally, by employees seconded to us by CII and excluding, proportionally, employees seconded to CII by us), for rental of the facilities and common parts, cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance; or (ii) on the basis of the number of our employees located at Azrieli Center (including, proportionally, those seconded to us by CII and excluding, proportionally, those seconded to CII by us) for other, generally unspecified, services. Certain services, such as accounting and MIS services, are at a fixed rate. During 2002, the ag gregate cost of the services (including rental), other than the seconding of employees, was approximately $7,700 per month, compared to $8,000 per month in 2001.

In 2002, we paid CII the sum of approximately $185,000 in connection with Mr. Agassi’s services (compared to approximately $62,000 in 2001). As regards other seconded employees, each party pays the other party its portion of the cost of the employee to the relevant employer (including social rights, bonuses and all other ancillary rights, except option plan), calculated on a yearly basis. In 2002, we paid CII the sum of approximately $174,000 in respect of such seconded employees.

The audit committees of both us and CII agreed to periodically review the services rendered and amounts paid pursuant to the Services Agreement. However, the aggregate changes in respect of (i) the amount payable for seconded employees shall not exceed $300,000 per annum, and (ii) the amount payable for other services provided to us shall not exceed $20,000 per quarter, in both cases, from that envisaged at the commencement of the Services Agreement.

By virtue of the shareholders agreement among CII, DIC and PEC, and by virtue of IDBD’s control of CII and DIC, the Services Agreement was submitted to and approved by our audit committee, our board of directors and our shareholders, in that order.

The foregoing description of the Services Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Services Agreement filed by us as Exhibit 4(d) to Item 19.

Combination of Scitex Vision and Aprion Digital

In January 2003, we completed a transaction to combine the operations of Scitex Vision (our then wholly owned subsidiary) and Aprion Digital Ltd. (in which we held approximately 42.5% of the outstanding share capital) through a share exchange. Under the terms of the Share Exchange Agreement with Aprion Digital, (1) we sold all of our shares in Scitex Vision to Aprion Digital (so that Scitex Vision became a wholly owned subsidiary of Aprion Digital), and (2) Aprion Digital issued to us shares representing approximately 67% of Aprion Digital’s outstanding share capital, and agreed to reserve up to approximately 5.9% of its share capital, on a fully diluted and as converted basis, for the issue of stock options to Scitex Vision’s employees (together, the “Consideration”). The Consideration is subject to adjustments in our favor, if, at any time prior to the earlier to occur of (1) January 1, 2010, and (2) the closing of an initial public offering of Aprion Digital's shares (with minimum requirements as to Aprion Digital’s valuation at, and the proceeds of, such offering), any of a number of specified adverse events occur in respect of Aprion Digital. As required in the Share Exchange Agreement, we transferred $15 million to Scitex Vision as an investment therein.

Following this transaction, we now hold, in the aggregate, approximately 75% of Aprion Digital’s outstanding share capital (equating to approximately 65% of Aprion Digital’s share capital on a fully diluted and as converted basis).

Each of Scitex Vision (for the benefit of Aprion Digital) and Aprion Digital (for our benefit) made customary representations and warranties in the Share Exchange Agreement with respect to each party’s business operations. We also made limited representations and warranties for the benefit of Aprion Digital. The representations and warranties made by the parties survive for a limited period of one year, except for certain representations that survive until the earlier of the (i) expiration date of the applicable statute of limitations and (ii) closing of an initial public offering of Aprion Digital. In the event of damages incurred as result of breach of the representations and warranties made by us or Scitex Vision or failure to perform covenants or agreements, we are required to indemnify

Aprion Digital. Similarly, in the event of damages incurred as result of breach of the representations and warranties made by Aprion Digital or failure to perform covenants or agreements, Aprion is required to indemnify us. The indemnification will be paid out solely in shares of Aprion and is capped, in the aggregate, at $7 million (if we are required to indemnify Aprion) or $6 million (if Aprion is required to indemnify us).

This transaction was a “related party transaction” because CEI and DIC, who are our principal shareholders, may have had a personal interest in the transaction by virtue of their shareholdings in Aprion (prior to the transaction, each of CEI and DIC held approximately 14% of Aprion Digital’s share capital). Accordingly, as required by the Companies law, the transaction was approved by our audit committee, board of directors and a special majority of our shareholders, in that order. In addition, the financial advisor in connection with the transaction delivered to our board of directors a written opinion as to the fairness, from a financial point of view, of the consideration to be paid by us in connection with the transaction.

The foregoing description of the Share Exchange Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(d)(2) to Item 19.

In connection with this transaction, three shareholders of Aprion Digital have sent us and Aprion letters in which they allege, among other things, that the valuation assigned to Aprion Digital in the transaction was below its fair market value and that the transaction was conducted in bad faith and prejudiced the rights of Aprion Digital’s minority shareholders. We and Aprion Digital do not believe that these claims have any merits and, to the extent that any of these claims is materialized into legal action, we intend to vigorously defend our position on these issues. However, we cannot assure you the outcome of any such litigation at this time.

Other

During 2002, we maintained business relationships and entered into various other transactions in the ordinary course of business with a number of other companies affiliated with our major shareholders, all on terms which management believes were no less favorable to us than would be obtained in transactions with unaffiliated third parties.

C.	INTERESTS OF EXPERT AND COUNSEL.

            Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Our consolidated Financial Statements are listed in Item 18.

EXPORT SALES

During 2002, Scitex had export sales from both the United States and from Israel. Export sales from the United States were primarily of products manufactured by SDP and amounted to approximately $93.9 million, compared to $94.4 million in 2001. Export sales from Israel were of products manufactured by Scitex Vision and amounted to approximately $51.5 million, compared to $59.6 million in 2001. Altogether, export sales (from the United States and from Israel) in 2002 accounted for 60% of total net sales, similar to 2001.

LEGAL PROCEEDINGS

We are from time to time named as a defendant in certain routine litigation incidental to our business. Except as indicated below, we are currently not party to any legal proceedings which may have a material adverse effect on our financial position:

    See the discussion regarding potential and pending litigation under “Item 7B. Related Party Transactions – Aprion-Scitex Vision Combination” above and under “Item 5B. Liquidity and Capital Resources – Tax Audits.”

DIVIDENDS

We declared a cash dividend each quarter from the beginning of 1990 until the third quarter of 1996. No dividend was declared in respect of the last quarter of 1996 or thereafter. We continually review our dividend policy and the payment, or non-payment, of a dividend should not be considered indicative as to the payment of future dividends. For general information on the applicable tax rate on dividends, please see in “Item10E. Tax” below.

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2002.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are quoted on the Nasdaq National Market and listed on The Tel Aviv Stock Exchange under the symbol “SCIX”.

All share prices shown below are rounded to the nearest US cent, as regards shares traded on Nasdaq and to the nearest one-hundredth of a New Israeli Shekel (NIS) as regards shares traded on The Tel Aviv Stock Exchange. As of December 31, 2002, the exchange rate was equal to approximately
NIS 4.737 per $1.00.

The following tables detail the high and low closing sales prices of our ordinary shares for the periods indicated (a) on The Nasdaq National Market and (b) on The Tel Aviv Stock Exchange commencing 2001, being the first year during which our ordinary shares were traded on the latter exchange:

Annual High and Lows	Nasdaq Stock Market		The Tel Aviv Stock Exchange
	High	Low	High	Low
1998	$14.69	$5.75	--	--
1999	$16.06	$8.44	--	--
2000	$18.75	$6.56	--	--
2001	$9.75	$2.75	NIS 41.40	NIS 12.06
2002	$5.50	$1.26	NIS 25.08	NIS 6.04

Quarterly High and Lows	Nasdaq Stock Market		The Tel Aviv Stock Exchange
	High	Low	High	Low
2001
First Quarter	$9.94	$6.63	NIS 41.40	NIS 30.08
Second Quarter	$8.23	$6.87	NIS 35.02	NIS 28.28
Third Quarter	$7.30	$3.64	NIS 32.00	NIS 18.00
Fourth Quarter	$4.75	$2.75	NIS 22.00	NIS 12.06
2002
First Quarter	$5.50	$3.07	NIS 25.08	NIS 13.99
Second Quarter	$3.15	$2.01	NIS 15.60	NIS 10.09
Third Quarter	$2.20	$1.33	NIS 10.60	NIS 6.85
Fourth Quarter	$1.90	$1.26	NIS 9.17	NIS 6.04
2003
First Quarter	$1.89	$1.22	NIS 8.54	NIS 6.10

Most recent Six Months	Nasdaq Stock Market		The Tel Aviv Stock Exchange
	High	Low	High	Low
December 2002	$1.84	$1.35	NIS 9.17	NIS 6.45
January 2003	$1.40	$1.24	NIS 6.82	NIS 6.19
February 2003	$1.34	$1.22	NIS 6.55	NIS 6.10
March 2003	$1.89	$1.29	NIS 8.63	NIS 6.15
April 2003	$1.84	$1.66	NIS 8.73	NIS 7.92
May 2003	$2.29	$1.63	NIS 9.91	NIS 8.12
June 2003*	$2.59	$1.90	NIS 11.25	NIS 8.64
______________
*	Through June 18, 2003.

B.	PLAN OF DISTRIBUTION.

Not Applicable.

C.	MARKETS.

Our ordinary shares trade only on The Nasdaq Stock Market and, with effect from January 7, 2001, The Tel Aviv Stock Exchange. The shares trade in both markets under the symbol “SCIX”.

D.	SELLING SHAREHOLDERS.

Not Applicable.

E.	DILUTION.

Not Applicable.

F.	EXPENSES OF THE ISSUE.

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set out below is a description of certain provisions of our Memorandum and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference to an exhibit to this Annual Report and by Israeli law.

We were first registered under Israeli law on November 2, 1971 as a private company, succeeding a predecessor corporation, Scientific Technology Ltd., which was founded on September 5, 1968. In May 1980 we became a public company. We are registered with the Registrar of Companies in Israel under number 52-003180-0.

OBJECTS AND PURPOSES

Pursuant to Section 2(I)(a) of our Memorandum of Association, the principal object for which we are established is to engage in the activity or business of, inter alia, developing, manufacturing, producing, vending, purchasing, licensing, leasing, importing, exporting, or otherwise dealing in any products and moveable property of every kind and description, and to engage in selling, promoting, leasing, licensing, importing, exporting, or otherwise dealing in, any services. We may also acquire, create, form, operate, encourage or otherwise promote or manage any kind of enterprise.

DIRECTORS

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company’s articles of association. (For further information as to such approval provisions, see “Item 6. Directors, Senior Management and Employees - Board Practices - Approval of Specified Related Party Transactions under Israeli Law”.)

Under our Articles, in general, the management of our business is vested in the Board of Directors, which may exercise all such powers, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit.

There is no requirement under our Articles or Israeli law for directors to retire on attaining a specific age. The Articles do not require directors to hold our ordinary shares to qualify for election.

SHARES

Our registered capital is divided into 48,000,000 ordinary shares of nominal (par) value NIS 0.12 each. There are no other classes of shares. All of our outstanding shares are fully paid and non-assessable. The shares do not entitle their holders to preemptive rights.

Subject to the rights of holders of shares with special rights (which may be issued in the future), holders of paid up ordinary shares are entitled to participate in the payment of dividends and, in the event of our winding-up, in the distribution of assets available for distribution, in proportion to the nominal value of their respective holdings of the shares in respect of which such dividend is being paid or such distribution is being made. Our Articles do not specify any time limit after which dividend entitlement lapses.

Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Our ordinary shares do not have cumulative voting rights. As a result, the holders of our ordinary shares that represent a simple majority of the voting power represented at a shareholders meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of “Outside Directors”. (For further information as to these requirements, see “Item 6C. Board Practices - Outside Directors”.)

The Companies Law requires that extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, be approved as provided for in the Companies Law, which may necessitate the approval of at least one-third of the shares of non-interested shareholders voting on the matter. (For further information as to such provisions, see “Item 7A. Major Shareholders - Duties of Shareholders”.)

VARIATION OF RIGHTS

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a “special resolution”, which requires approval by at least 75% of the voting power represented at the meeting in person or by proxy and voting thereon. In addition, through a special resolution, we can subdivide issued and outstanding ordinary shares. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption, at a meeting at which a quorum consisting of the holders of 75% of the affected shares, of a special resolution by affected shareholders voting separately as a class.

GENERAL MEETINGS

Our Articles provide that an annual general meeting must be held at least once in every calendar year at such time within a period of not more than 15 months after the holding of the last preceding annual general meeting, and at such place, as may be determined by the Board of Directors. Our Board of Directors may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of five percent of our issued share capital and one percent of our voting rights or upon the demand of the holder or holders of five percent of our voting rights.

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. The function of the annual general meeting is to receive and consider the directors’ report, profit and loss account and balance sheet, to elect directors and appoint auditors and fix their fees and to transact any other business which under the Articles or by law are to be transacted at our annual general meeting.

The quorum required for either an ordinary (regular) or an extraordinary (special) meeting of shareholders consists of at least two shareholders present in person or by proxy and holding or representing between them at least 33 1/3% of our voting power. If a meeting is convened at the request of shareholders and no quorum is present, it shall be dissolved. If a meeting is otherwise called and no quorum is present, the meeting is adjourned to the same day one week later at the same time and place, or to such other day time and place as our Chairman may determine with the consent of a majority of the voting power represented at the meeting and voting on the question of an adjournment. Two or more shareholders present in person or by proxy shall constitute a quorum at the adjourned meeting.

Generally, under the Companies Law and our Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting unless a different majority is required by law or pursuant to our Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving a merger with another company must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

A company such as us, incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until we amend our Articles in such manner to provide for a different majority.

Subject to the Companies Law, a resolution in writing signed by the holders of all of our ordinary shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting.

LIMITATION ON RIGHTS TO OWN SHARES

Our Memorandum of Association, our Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel. Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument.

DIVIDEND AND LIQUIDATION RIGHTS

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

CHANGE OF CONTROL

There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is not any other existing shareholder who holds 25% or more of the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company and there is no existing majority shareholder in the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the tender offer consideration by court order.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

NOTIFICATION OF SHAREHOLDING

There are no specific provisions of our Memorandum or Articles governing the ownership threshold above which shareholder ownership must be disclosed.

CHANGES IN CAPITAL

Our Articles require that changes in capitalization must be adopted by special resolution, approved by the holders of 75% or more of the voting power represented and voting at a general meeting. Subject thereto, the conditions imposed by our Memorandum and Articles governing changes in the capital, are no more stringent than is required by Israeli law.

C.	MATERIAL CONTRACTS

COMBINATION OF SCITEX VISION AND APRION

On December 22, 2002, we entered into a Share Exchange Agreement with Scitex Vision Ltd. and Aprion Digital Ltd. For a discussion of this agreement, see Item 7B – Related Party Transaction under the caption “Combination of Scitex Vision and Aprion.”

SALE OF 10.0 MILLION SHARES OF CREO

On November 20, 2001, we entered into an Agreement with Dundee Securities Corporation, or Dundee, an affiliate of Dundee Bancorp Inc. (TSE: DBC.A), whereby Dundee agreed to act as our agent in a private sale of up to 7.0 million common shares of Creo held by us in consideration for up to 4% commission out of the gross proceeds of such sale. On November 29, 2001, we completed the sale, through the agent, of the entire 7.0 million shares to various Canadian institutional investors for approximately $77.7 million, less approximately $1.6 million, representing commissions and expenses paid to Dundee. We made representations and warranties in the Agreement for the benefit of Dundee, which survive for a period of two years following the closing of the transaction. In addition, we agreed to indemnify Dundee and its representatives from all damages arising from our breach of the representations and warranties.

The foregoing description of the Agreement with Dundee is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(4) to Item 19.

On June 5, 2003, we entered into an Agreement with Dundee and Raymond James Ltd., whereby Dundee and Raymond James agreed to act as our agents in a private sale of 3.0 million common shares of Creo held by us in consideration for 1.75% commission out of the gross proceeds of such sale. On June 12, 2003, we completed the sale, through the agents, of the entire 3.0 million shares to various financial institutions in Canada for approximately $24 million, less approximately $0.45 million, representing commissions and expenses paid to the agents. We made representations and warranties in the Agreement for the benefit of the agents, which survive for a period of two years following the closing of the transaction. In addition, we agreed to indemnify the agents and their representatives from all damages arising from our breach of the representations and warranties. Except as described above, the terms of the June 2003 Agreement are substantially similar to those of the November 2001 Agreem ent with Dundee.

ACQUISITION OF DIGITAL PREPRINT BUSINESS BY CREO

On January 17, 2000, we entered into an Asset Purchase Agreement with Creo and certain wholly-owned direct and indirect subsidiaries of Creo, pursuant to which we agreed to sell Creo our digital preprint operations and print-on-demand systems business in return for 13.25 million of Creo shares, representing approximately 28.7% of Creo’s then outstanding shares. The transaction was consummated on April 4, 2000. As part of the transaction, Scitex issued to Creo a non-secured, no-interest bearing note due April 4, 2003, in the principal amount of $ 18,760,000. In April 2003, we repaid the full amount of the note.

As a condition to the closing of the Asset Purchase Agreement, we entered into a Standstill Agreement and Registration Rights Agreement with Creo on April 4, 2000. The principal provisions of these agreements are as follows:

            Standstill Agreement

We agreed that during the period from April 4, 2000 through April 4, 2005 (the “Standstill Period”), we would not acquire, offer or propose to acquire or agree to acquire any additional voting shares of Creo if following the acquisition we would own in excess of the greater of (i) 15 million common shares of Creo and (ii) 26.1% of the voting shares of Creo on a fully diluted basis. To the extent the number of outstanding shares of Creo increases, we may purchase additional shares to maintain its percentage ownership at 26.1%.

During the Standstill Period, we agreed not to vote against the election of Creo’s nominees for election as directors, and that if we vote on an election of directors we will do so in the same way in respect of all nominees proposed by the Creo Board of Directors for election. We also agreed that during the Standstill Period we would vote our shares, at our election, either as recommended by a majority of the Creo’s Board or in the same proportion as Creo’s other shareholders vote, on any proposal for the adoption or modification of take-over defenses. Until April 4, 2003, we were obligated to vote our shares in Creo as recommended by Creo’s Board or in the same proportion as Creo’s shareholders (other than Scitex) vote, with respect to any proposal for a sale of Creo, including a sale of substantially all of its assets or a merger, consolidation or amalgamation in which it is not the survivor, provided that the transaction has been approved by at least 51 % of Creo’s shareholders (or, if less, 75% of those unaffiliated with us) and that we receive a total profit in respect of the shares issued to us in the Creo transaction, calculated as provided in the Standstill Agreement.

Our sales of the common shares of Creo are limited during the term of the Standstill Agreement, to the following circumstances: (i) at any time with the consent of a majority of the non-Scitex directors of Creo; (ii) (a) to an affiliate which agrees to be bound by the terms of the Standstill Agreement or (b) up to an aggregate of 10% of our shares in compliance with the provisions set out in clause (iii); and (iii) during years two to five following April 4, 2000: (a) pursuant to a registered underwritten offering in which no transfer representing more than 2% of the outstanding shares is made to any person or group; (b) pursuant to Rule 144 under the Securities Act; (c) to an affiliate which agrees to be bound by the Standstill Agreement; (d) pursuant to a tender offer for all outstanding shares of Creo by a third party that is not rejected by Creo’s Board of Directors; (e) up to 4.9% of the outstanding shares of Creo to any investor in a private sale provided that the invest or does not as a result hold, either alone or as part of a group, more than 5% of the outstanding Creo common shares; or (f) to our shareholders by way of a dividend, provided that as a result, no shareholder holds more than 17% of the outstanding Creo common shares, unless the shareholder agrees to be bound by the Standstill Agreement to the extent it is still in force. We received Creo’s consent to the consummation of the sale of 7.0 million of its shares described above.

During the term of the Standstill Agreement, neither we nor any of our majority-owned subsidiaries may (i) seek to exercise controlling influence over Creo (otherwise than through its representation on Creo’s Board of directors or through exercising voting rights in a manner consistent with the Standstill Agreement); (ii) present any proposal to Creo or a third party that would result in a change in control of Creo or increase our then percentage ownership, including a merger, recapitalization, sale of substantially all of the assets or other business combination, or a tender offer for Creo securities; (iii) encourage or assist any other person to make such a proposal; (iv) publicly announce its interest in engaging or having some other person engage in such proposal; (v) solicit or participate in a proxy solicitation in opposition to a recommendation of Creo’s Board; (vi) for or become part of a group for the purpose of acquiring, holding, voting or disposing of Creo securities; (vii) make a shareholder proposal to Creo’s shareholders or seek to elect any person to Creo’s Board, except consistent with the Standstill Agreement; or (viii) engage in any other conduct, whether alone or in concert with others, designated to effect a change in control of Creo or to circumvent any of the preceding restrictions.

            Registration Rights Agreement

Pursuant to the Registration Rights Agreement, commencing on April 4, 2001 and continuing until April 4, 2005, subject to certain conditions and limitations, we will have the right to demand that Creo (i) register Scitex’s common shares of Creo for sale, provided that Creo is only obligated to register Scitex’s common shares on two occasions and no more than once during any 12 month period; and (ii) include Scitex’s common shares in any registration statement pursuant to which Creo proposes to register common shares, whether or not for sale for its own account.

The foregoing descriptions of the Asset Purchase Agreement, Standstill Agreement and Registration Rights Agreement are only summaries and do not purport to be complete and are qualified by reference to the full text of these agreements filed by us as Exhibits 4(a)(1), 4(a)(2) and 4(a)(3), respectively, to Item 19.

D.	EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

E.	TAXATION

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, federal, state or local taxes.

U.S. TAX CONSIDERATIONS

Subject to the limitations described herein, the following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is:

      an individual citizen or resident of the United States;
      a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;
      an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or
      in general, a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own our ordinary shares as capital assets. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, federal and temporary Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

      are broker-dealers or insurance companies;
      are tax-exempt organizations or retirement plans;
      are financial institutions or financial services entities;
      hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;
      acquired their shares upon the exercise of employee stock options or otherwise as compensation;
      persons who hold their shares through partnerships or other pass-through entities;
      own directly, indirectly or by attribution at least 10% of our voting power; and
      have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate tax.

You are advised to consult your tax advisor with respect to the specific U.S. federal income tax consequences to you of purchasing, holding or disposing of the ordinary shares.

U.S. HOLDERS OF ORDINARY SHARES

TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s basis in our ordinary shares and, to the extent in excess of the basis, will be treated as gain from the sale or exchange of our ordinary shares.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includable in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability subject to the foreign tax credit limitation discussed below. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credit s in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary shares:

      if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date; or
      to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

Any days during which a U.S. holder has substantially diminished its risk of loss on our ordinary shares are not counted toward meeting the 16 day holding period required by the Code. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations.

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition of such shares. Capital gain from the sale, exchange or other disposition of ordinary shares held for one-year or less will be short-term capital gain or, if held for more than one-year, long-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. Certain rules will also apply dep ending on whether such U.S. holder uses the cash method or the accrual method of accounting.

A U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income.

If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund (a “QEF”) as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

      the three previous taxable years; or
      the U.S. holder’s holding period for ordinary shares before the present taxable year.

Excess distributions must be allocated ratably to each day that a U.S. holder has held shares in a PFIC. A U.S. holder would then be required to include amounts allocated to the current taxable year in its gross income as ordinary income for that year. Further, a U.S. holder would be required to pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

The entire amount of gain that is realized by a U.S. holder upon the sale or other disposition of our ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

A U.S. holder’s tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not receive a step-up to fair market value as of the date of the deceased’s death but would instead be equal to the deceased’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat us as a QEF in the first taxable year in which the U.S. holder owns ordinary shares or in which we are a PFIC, whichever is later, and if we comply with specified reporting requirements. Instead, a shareholder of a QEF is required for each taxable year in which we are a PFIC to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. We will supply U.S. holders with the information needed to report income and gain under a QEF election if we are classified as a PFIC.

The QEF election is made on a shareholder-by-shareholder basis. Once made, the election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the required election statement and the PFIC annual information statement, to a timely filed U.S. federal income tax return for the year of the election. The election statement also must be filed with the IRS Service Center in Philadelphia. In addition, an electing U.S. holder must act each year to maintain a QEF election by attaching a Form 8621 to the U.S. holder’s timely filed tax return and comply with any other requirements as specified by the IRS.

A U.S. holder of PFIC shares which are publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules presented above would not apply for periods covered by the election.

If a QEF election or mark-to-market election is not made for the first taxable year in which the U.S. holder holds our ordinary shares or in which we are a PFIC, whichever is later, then special rules will apply and U.S. holders should consult their tax advisors regarding the application of those rules.

Based on the opinion of our tax consultants, we do not believe we were a PFIC in 2002. However, there can be no assurance that we will not become a PFIC in 2003 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2003 or at a later stage. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

U.S. holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF elections or the mark-to-market election.

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

      the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States;
      in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment;
      in the case of an individual, the item is attributable to a fixed place of business in the United States;
      the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or
      the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and with respect to amount received from the disposition of ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 30% with respect to dividends paid on our ordinary shares and on the receipt of proceeds from the disposition of the ordinary shares, unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number (“TIN”) and otherwise complies with applicable requirements of the backup withholding rules. A holder of ordinary shares who provides an incorrect TIN may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. holders generally are not subject to information reporting or back-up withholding for dividends paid on, or upon the disposition of, ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust all possible tax considerations. Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

TAX REFORM

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced, among other things, the following provisions:

      Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;
      Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;
      Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public),, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;
      Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;
      Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors; and
      Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

GENERAL CORPORATE TAX STRUCTURE

Generally, Israeli companies are subject to tax at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003). However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available with respect to income derived from products manufactured outside of Israel.

Taxable income of a company derived from an Approved Enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business) is subject to tax at the maximum rate of 25%, rather than the usual rate of 36%, for the “Benefit Period”. The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company”. A “foreign investors’ company” is a company that more than 25% of its shares of capital stock and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period and to a reduced tax rate of 10% to 20% depending on the level of foreign investment in each year.

Under an amendment to the Investments Law that was made within the framework of the tax reform (described above), it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of benefits. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the Benefit Period.

The Investment Center bases its decision of whether to approve or reject a company’s application for designation as an Approved Enterprise on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund the amount of tax benefits, in whole or in part, plus an amount linked to the Israeli consumer price index and interest.

A major portion of our production facilities have been granted the status of Approved Enterprises. Under the Investments Law, income arising from our Approved Enterprises facilities is tax-free under the alternative package of benefits described above for a period of two years beginning with the first year in which the company generated taxable income, and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprises facilities. Subject to compliance with applicable requirements, the benefits for most of our production facilities in Israel will continue until termination in 2009. See above in Item 5B under the caption “Tax Audits” regarding a dispute with the Israeli tax authority in this respect.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. We currently intend to reinvest the amount of our income and not to distribute such income as a dividend. In the event that we do pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would normally be tax-exempt, we would be required to pay tax on the amount intended to be distributed as dividends at the rate which would have been applicable had we not elected the alternative package of benefits, which rate is ordinarily up to 25%, and to withhold at source on behalf of the dividend recipient an additional 15% of the amount distributed as dividends.

The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

Israeli tax law allows, under specified circumstances, a tax deduction for expenditures in the year incurred, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the company and carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible under Israeli law.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an “Industrial Company” is a company located in Israel, at least 90% of the income of which, in any tax year, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise owned by an industrial company whose major activity in a given tax year is industrial production activity. Although Scitex Vision believes that it currently qualifies as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969, it is currently in dispute with the Israeli tax authority, as discussed in Item 5B under the caption “Tax Audits.”

Under the law, Industrial Companies are entitled to preferred corporate tax benefits, such as:

      deduction of purchases of know-how and patents over an eight-year period for tax purposes;
      deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;
      the right to elect, under certain conditions, to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the law; and
      accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority. However, the Israeli tax authorities may determine that Aprion Digital and/or Scitex Vision do not qualify as an Industrial Company (see above in Item 5B under the caption “Tax Audits”). In addition, it might not continue to qualify as an Industrial Company in the future. As a result of either of the foregoing, the benefits described above might not be available to Aprion Digital and/or Scitex Vision in the future.

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. Its features that are material to us can be described as follows:

      A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of its fixed assets, as defined in the law, the company may take a deduction from taxable income that reflects the effect of multiplication of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the annual rate of inflation is added to taxable income;
      Subject to limitations set forth in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index; and
      Taxable gains on certain listed securities, which are taxed at a reduced tax rate following the tax reform (and which were previously exempt from tax), are taxable at the company’s tax rate in certain circumstances.

However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

CAPITAL GAINS TAX

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the tax reform described above, gains on sales of our ordinary shares by individuals were, generally, exempted from Israeli capital gains tax for so long as our shares were listed in the Tel Aviv Stock Exchange (“TASE”), or for as long as our shares are quoted on Nasdaq or another stock exchange recognized by the Israeli Controller of Foreign Currency and we qualified as an Industrial Company. Pursuant to the tax reform, generally, capital gains tax is now imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the TASE, such as Scitex; or (ii) subject to a necessary determination by the Israeli Minister of Finance, Israeli companies publicly traded on a recognized stock exchange outside of Israel, such as Scitex. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholde rs that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided, however, that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to an initial public offering. In addition, non-Israeli corporations will not be entitled to the exemption with respect to capital gains derived from the sale of shares of Israeli companies traded on the TASE if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above. In some instances, where our shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Income Tax Treaty

Pursuant to an income tax treaty between the governments of the United States and Israel, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

TAXATION OF DIVIDENDS

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such di vidends, is required to be withheld at the rate of 12.5%.

Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of securities of an Israeli company, subject to the provisions of any applicable taxation treaty or unless a specific exemption is available.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax” above.

F.	DIVIDENDS AND PAYING AGENTS.

Not Applicable.

G.	STATEMENT BY EXPERTS.

Not Applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may examine such reports, exhibits and other information filed by us with the SEC, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. We began filing through the EDGAR system on November 6, 2002.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our functional currency and that of most of our consolidated subsidiaries is the U.S. dollar. Accordingly, we have balance sheet exposure deriving from the gap between assets and liabilities in each currency other than the dollar. This exposure is limited, mainly for balances in European currencies and New Israeli shekels, or NIS. We hedge certain assets or liabilities denominated in currencies other than the dollar, by balancing debt with receivables in the same currency.

We do not actively hedge interest rate exposure or engage in other transactions intended to manage risks relating to interest rate fluctuations. The interest income on our cash equivalents and short-term investments is sensitive to changes in the general level of market interest rates. We mitigate the impact of fluctuations in interest rates primarily through diversification and by limiting the average duration of its interest-bearing investment portfolio. The interest rate for the credit lines we use varies according to changes in the dollar LIBOR rate as well as the Euro LIBOR rate.

PRESENTATION OF EXCHANGE RATE AND INTEREST RATE RISK (POSITION AS OF DECEMBER 31, 2002)

The table below details the balance sheet exposure, by currency, as of December 31, 2002 (at fair value). All data in the table has been translated for convenience into the dollar equivalent (in millions). Explanatory notes are provided below the table.

Balance sheet exposure by currency as of December 31, 2002
European Currencies	NIS	Other Currencies
16.8	(7.2)	0.8
  The amounts shown in the table represent monetary assets less liabilities.
  The table does not include data with respect to balance sheet exposure for certain equity investments in which the functional currency was the local currency, since those balances do not create any such exposure.
  “European Currencies” include all European currency exposure.

(See “Item 5. Operating And Financial Review And Prospects - Impact of Inflation and Exchange Rates” and Note 13 to our Consolidated Financial Statement in Item 18.)

For information about forward-exchange contracts please see Note 13a to our Consolidated Financial Statement in Item 18.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See “Contractual Obligations and Other Commitments” in Item 5B above with respect to the credit lines of Aprion Digital.

ITEM 14.	MATERIAL MODIFICATIONS IN THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures. We carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) within 90 days prior to the date of filing of this Annual Report on Form 20-F. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of that date, we had in place appropriate controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported in a timely manner.

Changes in internal controls. Since the date of the evaluation described above, there have not been any significant changes in our internal controls or in other factors that could significantly affect those controls. Therefore, no corrective actions with regard to significant deficiencies or material weaknesses were taken.

You should note that in the designing and evaluating the disclosure controls and procedures, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. For example, we have investments in certain unconsolidated entities, on which we exercise only limited control, if at all, on management and operational aspects. Accordingly, our disclosure controls and procedures with respect to such entities are necessarily limited compared to those we maintain with respect to our consolidated subsidiaries.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not effective.

ITEM 16B.	CODE OF ETHICS

Not effective.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not effective.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Consolidated Financial Statements of Creo Inc. for the fiscal year ended September 30, 2002, are incorporated by reference to Exhibit 10(a)(2) in Item 19 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant:	Page
Report of Independent Auditors	F2
Consolidated Balance Sheets at December 31, 2002 and 2001	F3-F4
Consolidated Statements of Operations for the Three Years ended December 31, 2002	F5
Consolidated Statements of Changes in Shareholders’ Equity for the Three Years ended December 31, 2002	F6
Consolidated Statements of Cash Flows for the Three Years ended December 31, 2002	F7-F8
Notes to Consolidated Financial Statements	F9-F47

Index to the Financial Statements Schedules of the Registrant	Page
Report of Independent Auditors on Financial Statement Schedule	S-1
Schedule II – Valuation and Qualifying Accounts	S-2
Report of Independent Auditors of Certain Associated Companies

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and restated Articles of Association of the Registrant. (1)

3.	Voting Agreement dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (2)

4(a)(1)	Asset Purchase Agreement dated January 17, 2000 by and among Creo Products Inc. (“Creo”), certain direct and indirect subsidiaries of Creo, the Registrant and Scitex Development Corp. (3)

4(a)(2)	Standstill Agreement dated April 4, 2000 between Creo and the Registrant. (4)

4(a)(3)	Registration Rights Agreement dated April 4, 2000 between Creo and the Registrant. (5)

4(a)4	Agreement dated November 20, 2001 between Dundee Securities Corporation and the Registrant. (6)

4(c)(1)	The Scitex Israel Key Employee Share Incentive Plan 1991. (1)

4(c)(2)	The Scitex International Key Employee Stock Option Plan 1991 (As Amended, 1995). (1)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (1)

4(c)(4)	The Scitex 2001 Stock Option Plan. (7)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal Industries and Investments Ltd. and the Registrant. (6)

4(d)(2)	Share Exchange Agreement dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd.

8.	List of Subsidiaries of the Registrant.

10(a)(1)	Consent of Independent Accountants of Registrant.

10(a)(2)	Year 2002 Annual Report to Shareholders of Creo Inc. for the fiscal year ended September 30, 2002, pages 28 through 42 (inclusive) of which are incorporated herein by reference. (8)

10(a)(3)	Comments by Independent Accountants of Creo Inc. for U.S. Readers on Canada – U.S. Reporting Differences, dated November 12, 2002. (9)

10(a)(4)	Consent of Independent Accountants of Creo.

10(a)(5)	Consent of Independent Accountants of Jemtex InkJet Printing Ltd.

10(a)(6)	Consent of Independent Accountants of Objet Geometries Ltd.

99.1	Certifications of the CEO and CFO of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.

(2)	Incorporated by reference to Exhibit 10.h of our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).

(3)	Incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed June 30, 2000.

(4)	Incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed June 30, 2000.

(5)	Incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed June 30, 2000.

(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002.

(7)	Incorporated by reference to Appendix A to our Proxy Statement of our Report on Form 6-K filed January 3, 2002.

(8)	Incorporated by reference to Exhibit 99.2 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003 (incorporated from Creo’s Form 6-K filed January 15, 2003).

(9)	Incorporated by reference to Exhibit 99.3 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SCITEX CORPORATION LTD.
(Registrant)

By: /s/ Yeoshua Agassi
Yeoshua Agassi
President of the Company
& Chief Executive Officer

Date: June 19, 2003

CERTIFICATIONS

I, Yeoshua Agassi, the Chief Executive Officer of Scitex Corporation Ltd. (“Scitex”), certify that:

1. I have reviewed this annual report on Form 20-F of Scitex;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2003

By: /s/ Yeoshua Agassi
Yeoshua Agassi
Chief Executive Officer

I, Yahel Shachar, the Chief Financial Officer of Scitex Corporation Ltd. (“Scitex” or the “registrant”), certify that:

1. I have reviewed this annual report on Form 20-F of Scitex;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2003

By: /s/ Yahel Shachar
Yahel Shachar
Chief Financial Officer

SCITEX CORPORATION LTD.

2002 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT AUDITORS	F-2
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	F-3-4
Statements of operations	F-5
Statements of changes in shareholders’ equity	F-6
Statements of cash flows	F-7-8
Notes to financial statements	F-9-47

The amounts are stated in U.S. dollars ($).

_______________

_________________________

_______________

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

SCITEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scitex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2002 and 2001 is $7,247,000 and $6,937,000, respectively, and the Company’s share in losses of which is $4,106,000, $64,407,000 and $45,163,000 in 2002, 2001 and 2000, respectively. The financial statements of those companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2o to the consolidated financial statements, as of January 1, 2000, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101 and accordingly changed its method of accounting for certain revenues.

As discussed in note 2w to the consolidated financial statements, the financial statements as of December 31, 2001 and 2000 were adjusted retroactively, in order to reflect, the change in the method of accounting of an investment in a certain company from the cost method to the equity method.

As discussed in note 2i to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB statement of Financial Accounting Standard No. 142 “Goodwill and Other intangible assets”.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel	Kesselman & Kesselman
February 18, 2003	Certified Public Accountants (Isr.)

SCITEX CORPORATION LTD.

CONSOLIDATED BALANCE SHEETS

	December 31

	2002	2001

	U.S. dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	30,969	61,592
Short-term investments	2,561	2,517
Restricted deposit	20,203
Trade receivables	95,054	76,783
Other receivables	9,900	7,262
Inventories	51,561	52,911
Deferred income taxes	20,974	20,765

Total current assets	231,222	221,830

INVESTMENTS AND OTHER NON-CURRENT
ASSETS:
Associated companies	7,247	6,937
Other investments and non-current assets (note 5)	55,341	88,153
Funds in respect of employee rights upon retirement	2,558	2,152
Deferred income taxes	1,866	1,802

	67,012	99,044

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization (note 6)	36,857	41,654

GOODWILL, net of accumulated amortization	22,408	21,225
OTHER INTANGIBLE ASSETS, net of accumulated amortization	12,057	14,037

	369,556	397,790

) Chairman of the Board
Meir Shannie	) of Directors

) Chief Executive Officer
Yeoshua Agassi	)

	December 31

	2002	2001

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit and loans	31,936	26,649
Current maturities of long-term loans	5,248	7,000
Note payable issued to an investee company	18,523
Trade payables	22,200	18,668
Accrued and other liabilities	57,011	55,804

Total current liabilities	134,918	108,121

LONG-TERM LIABILITIES:
Loans from banks, net of current maturities	5,493	4,500
Note payable issued to an investee company		17,579
Deferred income taxes	5,033	4,835
Liability for employee rights upon retirement	2,933	2,593

Total long-term liabilities	13,459	29,507

COMMITMENTS AND CONTINGENT LIABILITIES (note 10)
Total liabilities	148,377	137,628

SHAREHOLDERS’ EQUITY (note 11):
Share capital - ordinary shares of NIS 0.12 par value
(authorized - December 31, 2002 and 2001 -
48,000,000 shares; issued and outstanding -
December 31, 2002 and 2001 - 43,467,388 shares)	6,205	6,205
Capital surplus	364,619	364,619
Accumulated other comprehensive income	801	7,754
Accumulated deficit	(146,239)	(114,209)
Treasury shares, at cost (December 31, 2002 and 2001 -
448,975 shares)	(4,207)	(4,207)

Total shareholders’ equity	221,179	260,162

	369,556	397,790

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands
	(except per share data)

REVENUES:
Sales	140,352	160,996	230,081
Service	60,126	55,320	72,888
Supplies	42,294	39,898	40,699

Total revenues	242,772	256,214	343,668
COST OF REVENUES:
Cost of sales	71,034	77,190	118,322
Cost of service	53,743	54,142	61,751
Cost of supplies	19,717	16,221	18,535

Total cost of revenues	144,494	147,553	198,608
GROSS PROFIT	98,278	108,661	145,060
RESEARCH AND DEVELOPMENT COSTS - net	24,292	25,471	38,492
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	68,558	71,330	87,830
AMORTIZATION OF GOODWILL AND OTHER
INTANGIBLE ASSETS	3,319	11,988	10,617
WRITE-DOWN OF GOODWILL AND OTHER INTANGIBLE ASSETS		14,986
RESTRUCTURING CHARGES		1,719
GAIN FROM SALE OF OPERATIONS			201,821

OPERATING INCOME (LOSS)	2,109	(16,833)	209,942
FINANCIAL INCOME (EXPENSES) - net	(2,036)	(2,889)	1,404
WRITE-DOWN OF INVESTMENT IN AN ASSOCIATED COMPANY		(149,704)
OTHER LOSS - net	(26,453)	(13,034)	(2,410)

INCOME (LOSS) BEFORE TAXES ON INCOME	(26,380)	(182,460)	208,936
TAXES ON INCOME	1,544	3,054	34,139
SHARE IN LOSSES OF ASSOCIATED COMPANIES	(4,106)	(67,506)	(80,637)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(32,030)	(253,020)	94,160
INCOME FROM DISCONTINUED OPERATIONS - disposal of assets			1,097
CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE AT THE BEGINNING OF THE YEAR			(20,609)

NET INCOME (LOSS)	(32,030)	(253,020)	74,648

EARNINGS (LOSS) PER SHARE (“EPS”) - BASIC:
Continuing operations	$(0.74)	$(5.88)	$2.20
Discontinued operations			$0.03
Cumulative effect of an accounting change			$(0.48)

	$(0.74)	$(5.88)	$1.75

EARNINGS (LOSS) PER SHARE (“EPS”) - DILUTED:
Continuing operations	$(0.74)	$(5.88)	$2.17
Discontinued operations			$0.03
Cumulative effect of an accounting change			$(0.48)

	$(0.74)	$(5.88)	$1.72

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	43,018	43,018	42,847

Diluted	43,018	43,018	43,299

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Treasury shares	Total shareholders’ equity

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2000	6,196	361,519	1,533	64,163	(5,524)	427,887
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2000:
Net income				74,648		74,648

Other comprehensive loss, net, in respect of currency
translation adjustments			(629)			(629)

Total comprehensive income						74,019

Employee stock options exercised	9	3,084			1,317	4,410
Surplus arising from employee stock options, net of elimination of
surplus in respect of employee stock options due to forfeiture		16				16

BALANCE AT DECEMBER 31, 2000	6,205	364,619	904	138,811	(4,207)	506,332
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Net loss				(253,020)		(253,020)

Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			(306)			(306)
Issuance of shares by a development-stage associated company			14			14
Available-for-sale securities			7,342			7,342
Derivative instruments			(200)			(200)

Total comprehensive loss						(246,170)

BALANCE AT DECEMBER 31, 2001	6,205	364,619	7,754	(114,209)	(4,207)	260,162
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net loss				(32,030)		(32,030)

Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			189			189
Available-for-sale securities			(7,342)			(7,342)
Derivative instruments			200			200

Total comprehensive loss						(38,983)

BALANCE AT DECEMBER 31, 2002	6,205	364,619	801	(146,239)	(4,207)	221,179

The accompanying notes are an integral part of the financial statements.

(Continued - 1)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(32,030)	(253,020)	74,648
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Income and expenses not involving cash flows:
Cumulative effect of an accounting change			20,609
Share in losses of associated companies - net	4,106	67,506	80,637
Depreciation and amortization	16,404	25,728	30,292
Write-down of goodwill and other intangible assets		14,986
Restructuring charges		1,719
Loss from disposal of fixed assets	54	117	84
Loss from change in percentage of holding in an
associated company		4,408	3,302
Loss from sale of investments in an associated company		6,041
Gain on net assets and operations sold, see note 1c			(201,821)
Write-off and write-down of investee companies and
available-for-sale securities	26,122	5,477
Write-down of investment in an associated company		149,704
Compensation resulting from employee stock options - net			16
Interest on long-term note payable	944	944	708
Deferred income taxes - net	(75)	(976)	18,762
Income from discontinued operations			(1,097)
Decrease (increase) in short-term investments	(44)	6,994	23,113
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables	(21,523)	(9,100)	3,659
Decrease (increase) in inventories	3,324	(9,877)	(10,659)
Increase (decrease) in accounts payable and accruals	4,997	(47,191)	3,412
Other items - net	(254)	(248)	225

Net cash provided by (used in) operating activities	2,025	(36,788)	45,890

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of assets and operations consolidated
for the first time *	(2,181)	(2,860)
Decrease in cash in respect of operations sold **			(36,661)
Purchase of fixed assets	(10,324)	(15,469)	(15,904)
Proceeds from sale of fixed assets	10	3,490	888
Proceeds from sale of other investment			1,337
Proceeds from sale of an investment in an associated company		76,071
Purchase of intangible assets	(1,012)	(5,123)	(13,480)
Restricted deposits	(20,203)
Investment in associated companies and other investments	(3,466)	(6,138)	(26,154)

Net cash provided by (used in) investing activities	(37,176)	49,971	(89,974)

Subtotal - forward	(35,151)	13,183	(44,084)

(Concluded - 2)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands

Subtotal - brought forward	(35,151)	13,183	(44,084)
CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid			4,410
Increase in long-term liabilities	8,000	5,500	18,975
Discharge of long-term liabilities	(8,759)	(2,000)
Increase in short-term bank credit and loans - net	5,287	6,341	10,008

Net cash provided by financing activities	4,528	9,841	33,393

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(30,623)	23,024	(10,691)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	61,592	38,568	49,259

CASH AND CASH EQUIVALENTS AT END OF YEAR	30,969	61,592	38,568

* Acquisition of assets and operations consolidated
for the first time:
Assets at the date of acquisition:
Inventories		(361)
Fixed assets - net		(585)
Goodwill arising on acquisition		(500)
Other intangible assets	(2,181)	(1,414)

Cash paid	(2,181)	(2,860)

** Assets and operations sold on date of the transaction:
Working capital (excluding cash and cash equivalents)			117,963
Investments and other non-current assets			137
Fixed assets - net			44,034
Other assets - net			596
Investment in an associated company			(416,333)
Issuance of note payable			15,927
Realized capital surplus			(806)
Gain from the transaction			201,821

Decrease in cash in respect of operations sold			(36,661)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Interest paid	1,703	604	807

Income taxes paid	732	20,445	3,954

Supplementary information on investing activities not involving cash flows - as to the additional investment in an associated company in December 2002, see note 4b.

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Nature of operations

Scitex Corporation Ltd. (the “Company”) is an Israeli corporation which, together with its wholly owned subsidiaries, operates in two operating segments: (1) Wide Format Digital Printing segment, which develops, manufactures and markets industrial digital printing systems, mainly to the graphic arts, wide format and super wide format markets; and (2) High-Speed Digital Printing segment, which develops, manufactures and distributes ultra high speed digital printers and printing solutions for variable data commercial printing applications, direct mail and transactional document printing. See also note 15.

b.	As to a business combination which occurred subsequent to the balance sheet date, see note 16.

c.	Investment in Creo:

1)	On April 4, 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint (“DPP”) Business, including most of the distribution channels that served the Company, to Creo Products, Inc. (“Creo”) in exchange for approximately 28.7% of Creo’s outstanding shares. As part of the transaction, the Company issued to Creo a note of $ 18,760,000 (see note 14e).

The transaction was accounted for at fair value, based on the market value of Creo’s shares, which are traded on NASDAQ and on the Toronto Stock Exchange, after a 9% discount on the market value of the shares issued. Such discount took into consideration the trading restrictions on the shares held by the Company, resulting from a five-year standstill agreement, which, amongst other things, includes restrictions on acquiring additional Creo shares, as well as transfer and other restrictions.

As a result of the transaction, the Company recorded a gain of $ 201.8 million after deduction of $ 9.6 million - transaction costs, which is included in the 2000 statement of operations under “gain from sale of operations”.

The acquisition of Creo was accounted for under the purchase method. An amount of $ 23.9 million of the total acquisition cost was attributed to in-process research and development (“IPR&D”) that was in various stages of development, had not reached technological feasibility and had no alternative use. The $ 23.9 million was expensed upon acquisition to the statements of operations under “share in losses of associated companies”. The amount attributed to IPR&D was determined using the “income approach”. The income approach reflects the present value of the net operating cash flows generated by such research and development projects, the relative risk associated with such projects and an appropriate discount rate. The remaining purchase price was allocated to tangible assets and intangible assets, including goodwill of $ 245 million.

2)	In December 2001, the Company sold 7,000,000 of the 13,250,000 Creo shares it held. Subsequent to this sale, the investment is classified as available-for-sale securities (see also note 5b).

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

3)	The disposition of the DPP business impacts the comparability of the company’s results of operations. Following are certain data included in the consolidated statement of operations relating to the DPP business prior to its disposition for the three month ended March 31, 2000 (unaudited):

$ in millions
(except per share data)

Revenues	113

Gross profit	46

Operating income	5

Income before cumulative effect of an
accounting change	1

Cumulative effect of an accounting change	(14)

Net loss	(13)

Earnings (loss) per share - basic and diluted:
Income before cumulative effect of an
accounting change	$0.03
Cumulative effect of an accounting change	$(0.33)

$(0.30)

4)	As to the Company’s investment in Creo, see note 5b.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Functional currency

The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar (“dollar” or “$”); thus, the dollar is the functional currency of the Company and most of its subsidiaries.

For the Company and those subsidiaries whose functional currency is the dollar, transactions and balances denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used, except for expenses deriving from non-monetary items, which are translated using historical exchange rates. The currency transaction gains or losses are carried to financial income or expenses, as appropriate.

The financial statements of a subsidiary and certain associated companies, whose functional currency is their local currency, are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“FAS”) No. 52 “Foreign Currency Translation” of the Financial Accounting Standards Board of the United States (“FASB”). The resulting aggregate translation adjustments are presented under shareholders’ equity, in the item “accumulated other comprehensive income”.

2)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

3)	Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions have been eliminated in consolidation. Unrealized profits from intercompany sales have also been eliminated.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, with an original maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Investments in marketable securities

Trading securities consist of equity securities which are carried at fair market value with unrealized gains and losses included in “financial income (expenses) - net”. Trading securities are presented in the balance sheet under “short-term investments”.

Other marketable securities consist of equity securities classified as “available-for-sale” securities and presented in the balance sheet under “investments and other non-current assets”. Available-for-sale securities are carried at fair market value with unrealized gains and losses, reported as a separate component of “other comprehensive income (loss)”. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in “other loss -net”.

e.	Other non-marketable investments

These investments are carried at cost, net of write-down for decrease in value which is not of a temporary nature.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw-materials - on the moving average basis.

Finished products and products in process - on basis of production costs: Raw materials - on the moving average basis. Labor and overhead component - actual manufacturing costs.

g.	Investments in associated companies

Associated companies are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value which is not of a temporary nature. The excess of cost of investments in associated companies over the Company’s share in their net assets at date of acquisition (“excess of cost of investment”) represents amounts attributed to know-how and technology. The excess of cost of investment is amortized over a period of 5 years, commencing in the year of acquisition.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property, plant and equipment

Property, plant and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-33 (mainly 20)
Building	2
Office furniture and equipment	6-33 (mainly 20)
Motor vehicles	15-25 (mainly 15)

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, which ever is shorter.

i.	Goodwill

On January 1, 2002 the Company adopted FAS No. 142 “Goodwill and Other Intangible Assets”. FAS 142 supersedes Accounting Principles Board Opinion (“APB”) No. 17, “Intangible Assets”. Among the most significant changes made by FAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; and (2) goodwill and intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

Prior to January 1, 2002 goodwill was amortized on a straight-line basis over periods of 7-15 years.

The Company identified its various reporting units which consists of its operating segments. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption.

As a result of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company has selected June 30 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in 2002.

j.	Other intangible assets

Other intangible assets consist mainly of technology, and are being amortized over 5-8 years.
These intangible assets are presented net of write-down in value, see also note 8.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Impairment of long-lived assets

The company has adopted FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

The adoption of FAS 144 did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

l.	Deferred income taxes:

1)	Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

2)	The Company may incur an additional tax liability in the event of an intercompany dividend distribution by non-Israeli subsidiaries; no additional tax has been provided, since the Company does not intend to distribute, in the foreseeable future, dividends which would result in additional tax liability.

3)	Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries, have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold these investments and not to realized them.

4)	As stated in note 12a(1)a, upon distribution of dividends from tax-exempt income of “approved enterprises”, the amount distributed will be subject to tax at the rate that would have been applicable had the company not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements. The Israeli subsidiary intends to permanently reinvest the amounts of tax-exempt income and does not intend to cause dividend distribution from such income (see note 12a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

m.	Comprehensive income (loss)

In addition to net income (loss), other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, issuance of shares by development stage investee, currency translation adjustments of non-dollar currency financial statements of investee companies and gains and losses on certain derivative instruments.

n.	Treasury shares

Company shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company. Gains and losses on sale of these shares are carried to “capital surplus”.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Revenue recognition:

1)	Revenues from sales of products and supplies are recognized when an arrangement (usually in the form of purchase order) exists, delivery has occurred and title passed to the customer, the Company’s price to the customer is fixed or determinable and collectability is reasonably assured. With respect to products with installation requirements, revenue is recognized as follows: 1) if the installation is not considered to be a separate earnings process - revenue is recognized when all of the above criteria are met and installation is completed; 2) if the installation is considered to be a separate earnings process - the revenues relating to the two elements (product and installation) are un-bundled based on the two elements’ relative fair value: revenue from the product element is recognized when all of the above criteria are met and revenue from the installation element is recognized when installation is completed.

Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly, sales of finished products to distributors are recognized as revenue upon delivery and after title passes to distributors.

2)	Service revenue is recognized ratably over the contractual period or as services are performed.

3)	Warranty costs are provided for at the same time as the revenues are recognized. The annual provision is calculated based on expected cost of inputs, based on historical experience.

Effective January 1, 2000, the Company changed its method of accounting for revenue recognition to comply with U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101).

The adoption of SAB 101 resulted in a change to the Company’s revenue recognition policy, regarding installation, which was treated as a change in accounting principle and its cumulative effect as of January 1, 2000 amounted to $ 20,609,000. The effect of the change on the reported 2000 revenues and cost of sales was an increase of $ 44,162,000 and $ 23,553,000, respectively.

p.	Research and development costs

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

q.	Advertising

These costs are charged to income as incurred.

r.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of revenues.

s.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined as a percentage of specific debts doubtful of collection.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Stock based compensation

The Company and its subsidiaries account for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25 compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting, and is amortized by the straight-line method against income, over the expected service period.

FAS 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method accounting for employee stock options or similar equity instruments, and encouraged adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans the accounting treatment prescribed by APB 25.

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

	Year ended December 31

	2002	2001	2000

	$ in thousands (except for per share data)

Net income (loss) as reported	(32,030)	(253,020)	74,648
Add: stock based employee compensation expenses,
included in reported net income (loss)			16
Deduct: stock based employee compensation
expenses determined under fair value method
for all awards	(4,351)	(3,753)	(3,009)

Pro-forma net income (loss)	(36,381)	(256,773)	71,655

Earnings (loss) per share:
Basic - as reported:
Continuing operations	(0.74)	(5.88)	2.20
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)

	(0.74)	(5.88)	1.75

Basic - pro-forma:
Continuing operations	(0.85)	(5.97)	2.12
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)

	(0.85)	(5.97)	1.67

Diluted - as reported
Continuing operations	(0.74)	(5.88)	2.17
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)

	(0.74)	(5.88)	1.72

Diluted - pro-forma
Continuing operations	(0.85)	(5.97)	2.10
Discontinuing operations			0.03
Cumulative effect of an accounting change			(0.48)

	(0.85)	(5.97)	1.65

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Earnings (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury stock held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2002 and 2001, such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options granted by subsidiaries to be exercised to their shares, since their effect would have been anti-dilutive.

v.	Derivatives and hedging activities

The Company has adopted FAS 133 “Accounting for derivative instruments and hedging activities”, as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as:
(1) hedging instrument, or (2) non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings.

w.	First time application of the equity method in respect of an investment previously accounted for under the cost method

During the three years ended December 31, 2002, the Company invested in Objet Geometries Ltd. (“Objet”) $ 6,000,000 in shares and $ 2,667,000 in convertible loans, and holds, as of December 31, 2002 approximately 17.4% of Objet’s outstanding shares and 16.1% on a fully diluted basis. Through December 31, 2001, the Company accounted for this investment under the cost method. Commencing January 2002 following changes in Objet’s management and a decision of its shareholders to nominate the Company’s executives to operate as a significant part of Objet’s management, the Company exercises significant influence in Objet. Accordingly, the Company changed its method of accounting for this investment from the cost method to the equity method as required by APB 18 (“The equity method of accounting for investments in common stock”).

The consolidated financial statements for the years 2001 and 2000 have been adjusted retroactively to reflect the adoption of the equity method.

As of December 31, 2002, after retroactive application of the equity method, balance of the investment in Objet stands at $2,544,000.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	First time application of the equity method in respect of an investment previously accounted for under the cost method (continued):

The effect of such adjustments on the consolidated financial statements is as follows:

	As previously reported	Effect of restatement	As reported in these financial statements

	$ in thousands

1) The effect on the balance sheet at
December 31, 2001:
Investments in an associated companies	4,030	2,907	6,937

Other investments and non-current assets	94,833	(6,680)	88,153

Accumulated other comprehensive income	7,740	14	7,754

Accumulated deficit	(110,422)	(3,787)	(114,209)

Shareholders’ equity	263,935	(3,773)	260,162

2) The effect on the statements of operations
in the year ended December 31, 2001:
Share in losses of associated companies	(64,762)	(2,744)	(67,506)

Net loss	(250,276)	(2,744)	(253,020)

Loss per share - basic and diluted	$(5.82)	$(0.06)	$(5.88)

3) The effect on the statements of operations
in the year ended December 31, 2000:
Share in losses of associated companies	(79,594)	(1,043)	(80,637)

Net income	75,691	(1,043)	74,648

Earnings per share “EPS” - basic:
Continuing operations	$2.22	$(0.02)	$2.20

Total EPS	$1.77	$(0.02)	$1.75

Earnings (loss) per share “EPS” - diluted:
Continuing operations	$2.20	$(0.03)	$2.17

Total EPS	$1.75	$(0.03)	$1.72

x.	Recently issued accounting pronouncements:

1.	In July 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company).

The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued):

2.	In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements.

3.	In June 2002, the FASB issued FAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements.

4.	In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123”. FAS No. 148 amends FAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for financial statements issued for the fiscal years ending after December 15, 2002.

The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in these consolidated financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued):

5.	In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

At this stage, the Company is examining the effect of FIN 45 on its consolidated financial statements.

6.	In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

7.	In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 sets out criteria for whether revenue on a deliverable can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria considers whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of returns for the delivered item. EITF 00-21 is required to be adopted by the Company beginning January 1, 2004.

The Company will assess the impact of EITF 00-21 on its consolidated financial position and results of operations.

y.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - ACQUISITIONS OF BUSINESSES

a.	In October 1998, a subsidiary acquired the Superwide Format technology and other intangible assets from the Matan group of companies (“Matan”) for an aggregate consideration of $ 12,247,000. The agreement provided for additional payments to Matan of up to a maximum of $ 14,500,000, based on the achievement of specified financial targets, such as revenues and operating income from Company’s products related to the acquired technology, during the period from 1999 to 2004; During 2001 the final payment was made. As to an impairment charge of this technology, see note 8.

b.	In March 2001, a subsidiary acquired the ink technology, other assets and operations from the Techno Ink manufacturing (PTY) Ltd. (“Tech Ink”) for an aggregate consideration of $ 2,860,000. The technology is amortized over 6 years. The agreement provides for additional payments to Tech Ink of up to a maximum of approximately $ 8,360,000, based on the achievement of specified financial targets, such as revenues and operating income from the subsidiary’s products related to the acquired technology, during the period from 2001 to 2006. As of December 31, 2002, an additional amount of $ 1,183,000 was recorded to goodwill due to this agreement. This goodwill is allocated to the “Wide Format Digital Printing” segment.

c.	In April 2002, a subsidiary acquired some assets and operations from Siantec SARL (“Siantec”) and its shareholders for consideration of $ 2,000,000, of which $ 1,860,000 was allocated to technology and $ 140,000 to non-compete covenant. These intangible assets will be amortized over 5 years. This acquisition was made in order to obtain the advanced technology in the subsidiary’s products. As part of the transaction additional maximum royalties payment of up to $ 10,000,000 is to be paid conditional upon sales of systems and ink based on Siantec’s technology. The payment of $ 1,000,000 of the total amount is limited to a 5 year period, and the balance of $ 9,000,000 is with no time limitation. As of December 31, 2002, no additional payment was made due this transaction.

d.	As to an acquisition on January 3, 2003, see note 16.

NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES:

a.	Aprion Digital Ltd. (“Aprion”) was formed by the Company and other investors during 1999. Upon the formation of Aprion, the Company transferred to Aprion the activity of its Advanced Printing Products Division, in consideration for Aprion shares, warrants and convertible note in the amount of $ 20,000,000. The Company assigned to Aprion’s shares the carrying value of the assets transferred. The note, which was for 10 years, was recorded at no value in the Company’s accounts, due to the uncertainty regarding the collectibility thereof, since Aprion was a development stage company. In addition, the Company received $ 3,000,000 in consideration of a license granted to use technology and patents developed or registered by the Company and $ 1,500,000 participation in the Company’s research and development expenses. Those amounts were credited to income in 1999.

In the second quarter of 2001, the Company exercised all of the warrants that were granted by Aprion, in consideration for $2,500,000, and in the third quarter converted the note into Aprion shares. The excess of cost of investments over the Company’s share in Aprion’s net assets at dates of transactions, in total amount of approximately $5,000,000, was attributed to technology to be amortized over five years.

As of December 31, 2002 and 2001, the Company’s ownership interest in Aprion is approximately 43%, and approximately 34% on a fully diluted basis. As of December 31, 2002 and 2001, the balance of the investment, accounted for under the equity method, is zero. As to the acquisition of additional shares of Aprion, see note 16.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

b.	An investment in Jemtex Ink Jet Ltd. (“Jemtex”) amounted to $ 4,703,000 and $ 4,030,000 as of December 31, 2002 and 2001, respectively. In December 2002, the Company signed a share purchase agreement with Jemtex, according to which, the Company shall invest additional $ 2,400,000 in three equal quarterly installments of $ 800,000 each. The first installment and an advance of $ 250,000 on the last payment were made in December 2002. The additional $ 1,350,000 is included in “accrued and other liabilities”. As of December 31, 2002, the Company owns all the rights related to this transaction. The excess of cost of investment over the company’s share in Jemtex’s net assets at the date of transaction in the amount of $ 1,371,000 was attributed to technology to be amortized over five years.

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred B shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred B shares of Jemtex at an exercise price of $ 251.467 per share exercisable until March 31, 2005. An amount of $ 51,000 was allocated to the said warrants out of the total above-mentioned investment of $ 2,400,000.

As of December 31, 2002, the Company’s ownership interest in Jemtex is approximately 49.8 % and approximately 32.3 % on a fully diluted basis.

c.	As to the investment in Objet and its first time application of the equity method, see note 2w. The balance of this investment as of December 31, 2002 is $ 2,544,000.

d.	The Company has provided guarantees for bank credit received by a joint venture partnership, which was in the process of being terminated - $ 16,500,000 at December 31, 2001.

A provision has been included in “accrued and other liabilities” with respect to the termination of this partnership.

In April 2002, the Company and its partner in this joint venture signed an agreement pursuant to which, the said partner paid the Company an amount of $ 14,400,000. The Company used this amount to cover the partnership’s obligations to the bank. As of December 31, 2002 an immaterial balance in respect of this partnership is included in “accrued and other liabilities”.

NOTE 5 - OTHER INVESTMENTS AND NON-CURRENT ASSETS:

a.	Composed as follows:

	December 31,

	2002	2001

	$ in thousands

Investment in Creo (see b. below)	51,062	80,687
Other investments (see c. below)	3,794	7,233
Non-current assets	485	233

	55,341	88,153

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - OTHER INVESTMENTS AND NON-CURRENT ASSETS (continued):

b.	Creo

(1)	The balance represent an investment in Creo shares, which are available-for-sale securities (see also note 2d) and are stated at fair market value. Through December 2001, this investment was presented according to the equity method.
The Company holds approximately 12.7% of Creo’s shares. Since the Company no longer exercises significant influence (see below), the investment in Creo is classified as “available-for-sale securities”, and is presented in the balance sheets as of December 31, 2002 and 2001 among “other investments and non-current assets”. In 2002, due to extended decline in fair market value, it was determined that the impairment in value of the investment was other than temporary. Consequently, the accumulated unrealized loss in the amount of $ 22,283,000 was charged to “other loss - net” in the statement of operation.

As a result, at December 31, 2002 the fair market value of this investment and its amortized cost was $ 51,062,000.

At December 31, 2001 the fair market value, amortized cost and unrealized holding gains at year-end were $ 80,687,000, $ 73,345,000 and $ 7,342,000, respectively

Creo’s stock is currently traded on NASDAQ and on Toronto Stock Exchange. Creo’s common stock on NASDAQ closed at $ 8.17 per share and $ 6.52 on December 31, 2002 and on the date of approval of the financial statements, respectively.

(2)	In December 2001, the Company sold 7,000,000 of the 13,250,000 Creo shares it held, for proceeds of approximately $76,071,000 (net of transaction costs). The loss from this transaction, which amounted to $6,041,000, is included in the statement of operations under “other loss - net”. Until December 2001 the investment in Creo was accounted for using the equity method. The Company’s share in the losses of Creo in 2001 and 2000 amounts to $60,183,000 and $44,120,000, respectively (2000 - included an amount of $23,925,000 from IPR&D), see also note 1c(1).

Creo draws up its financial statements as of September 30 of each year; accordingly, the financial position and the results of operations of Creo were included in the Company’s consolidated financial statements, under the equity method, on a three-month time lag.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - OTHER INVESTMENTS AND NON-CURRENT ASSETS (continued):

Summarized data from Creo’s statement of operations for the year ended September 30, 2001 and 2000, is as follows:

	Year ended September 30, 2001	Six months ended September 30, 2000

	Audited	Unaudited

	$ in thousands

Revenues	656,527	335,879

Gross profit	278,351	148,496

Operating income (loss)	15,279	(70,951)

Write-off of goodwill and other intangible assets	265,700

Net loss	(414,755)	(57,451)

(3)	During the second quarter of 2001, following a periodic review, the Company reduced the carrying value of its investment in Creo by the amount of $ 149,704,000. This write-down took into consideration Creo’s results for the period and its future outlook, as reported by the management of Creo.

c.	Other investments represent investments in non-marketable securities in companies operating in the digital printing and digital imaging industry, in which the Company does not exercise significant influence, and which are stated at cost.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31

	2002	2001

	$ in thousands

Machinery and equipment	46,423	44,258
Building	411	383
Leasehold improvements	18,136	17,608
Office furniture and equipment	27,478	24,903
Motor vehicles	34	71

	92,482	87,223
Less - accumulated depreciation
and amortization	(55,625)	(45,569)

	36,857	41,654

Depreciation and amortization of property, plant and equipment totaled $ 13,085,000, $ 13,740,000 and $ 18,029,000 in 2002, 2001 and 2000, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - GOODWILL

As described in note 2i, effective January 1, 2002, the Company adopted FAS 142.

a.	The changes in the carrying value of goodwill for the year ended December 31, 2002, are as follows:

	Wide Format Digital Printing Segment	High Speed Digital Printing Segment	Total

	$ in thousands

Balance as of January 1, 2002*	988	20,237	21,225
Goodwill acquired during the year	1,183		1,183

Balance as of December 31, 2002	2,171	20,237	22,408

*	Net of a one-time charge due to impairment that took place in 2001 in the amount of $ 1,925,000, see also note 8. This impairment took place following an evaluation that was done by a third party appraiser, due to the significant decrease in the production of certain products based on the technology mentioned in note 8. The impairment was made according to the provisions of FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

b.	The following table illustrates the Company’s results adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect of an associated company accounted for by the equity method:

	Year ended December 31

	2002	2001	2000

	$ in thousands (except per share data)

Net income (loss) as reported	(32,030)	(253,020)	74,648
Add back: Goodwill amortization		3,635	3,311
Goodwill amortization included in
share in losses of an associated
company		23,805	17,884

Net income (loss) adjusted	(32,030)	(225,580)	95,843

Earning (loss) per share:
Basic - as reported	(0.74)	(5.88)	1.75
Add back: Goodwill amortization		0.08	0.08
Goodwill amortization included in
share in losses of an associated
company		0.56	0.41

Basic - adjusted	(0.74)	(5.24)	2.24

Diluted - as reported	(0.74)	(5.88)	1.72
Add back: Goodwill amortization		0.08	0.08
Goodwill amortization included in
share in losses of an associated
company		0.56	0.41

Diluted - adjusted	(0.74)	(5.24)	2.21

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - OTHER INTANGIBLE ASSETS:

Composed as of December 31, 2002, as follows:

	Gross carrying amount	Accumulated amortization	Amortized balance

	$ in thousands

Technology	43,144	31,087	12,057
Other	2,806	2,806	-;-

	45,950	33,893	12,057

Amortization expense totaled $ 3,319,000, $ 8,353,000 and 8,952,000 in 2002, 2001 and 2000, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2002:

$ in thousands

Year ended December 31:
2003	3,206
2004	3,206
2005	3,206
2006	2,582
2007	307

In 2001 the financial statements include a one-time charge due to impairment of technology and know-how in a subsidiary, in the amount of $ 13,061,000. This impairment took place following an evaluation that was done by a third party appraiser, due to the significant decrease in the production of certain products based on the above-mentioned technology. The impairment was made according to the provisions of FAS 121.

In January 2001, a subsidiary acquired the intellectual property related to the manufacturing of inks compatible with its machines from Magic Inks B.V. for consideration of $ 2,887,000. This intangible asset is amortized over 6 years.

NOTE 9 - EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), is mainly funded with severance pay and pension funds and with insurance companies (principally with an affiliate of the two major shareholders of the Company), for which the Company and its Israeli subsidiaries make monthly payments.

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	The U.S. subsidiaries offer 401(k) matching plans to all eligible employees.

c.	Substantially all of the European subsidiaries make contributions to pension plans administered by insurance companies.

d.	Severance pay, pension and defined contribution plan expenses totaled $ 3,139,000, $ 2,908,000 and $ 2,941,000 in 2002, 2001 and 2000, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty commitments:

(a)	The Company and a subsidiary were committed to pay royalties of 3%-5% to the Government of Israel on sales of products in the research and development of which the Government participates by way of grants, up to the amount of the grants received (dollar linked), plus annual interest based on the Libor, accruing from January 1, 1999. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government participation, the Company and its subsidiary are not obligated to pay any such royalties to the Israeli Government.

At December 31, 2002, there is no contingent royalty payable, since all obligations were paid.

Royalties expense totaled $ 700,000, $ 694,000 and $ 1,732,000 in 2002, 2001 and 2000, respectively.

(b)	The Company is obligated to pay royalties to certain parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies or on quantities of such products sold.

2)	Operating leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. Most of the premises in Israel are leased from an affiliate of the two major shareholders of the Company, see also 3) below.

Minimum lease payments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2002, are as follows:

$ in thousands

Year ending December 31:
2003	4,962
2004	3,982
2005	3,905
2006	3,666
2007	3,445
2008 and thereafter	13,424

33,384

Most of the rental payments are payable dollar or linked thereto.

Rental expense totaled $ 5,712,000, $ 5,526,000 and $ 6,103,000 in 2002, 2001 and 2000, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

3)	Commencing November 1, 2001, the Company’s headquarters are located on the premises of one of its major shareholders. The Company obtains the services of certain executives and other staff as well as certain services from the shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder.

Expenses due to the said agreement totaled $ 445,000 and $ 92,000 in 2002 and 2001, respectively.

b.	Contingent liabilities:

1)	In October 2002 the liquidator of a company, which the Company had an investment in, which was fully written-off during 2001, filed a lawsuit against directors and other executives of this company. Among the defendants is a former executive of the Company, for which the Company had directors’ insurance. The maximum amount, which the Company might have to pay, is approximately $ 100,000. The Company intends to defend itself vigorously against this lawsuit. Management believes that the chances the Company will have to pay the said amount are low. Therefore no provision was recorded for this matter.

2)	In April 2000 a monetary claim in the amount of approximately $ 413,000 against the Company was filed with the district court in Jerusalem. In this lawsuit it was claimed that a machine the Company sold to the plaintiff did not function as promised by the Company. In April 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint business to Creo Products, Inc. (“Creo”) (see note 1c.). Therefore, defense is being handled by Creo. In the opinion of the Company’s management, since this lawsuit is in connection with the business that was sold to Creo, it will have minimal effect on the Company, if any. Therefore no provision was recorded for this matter.

3)	In December 2002, a monetary claim was filed against the Company with the Tel-Aviv court. The claim amounts to $ 125,000 and is for real-estate brokerage fee. No provision was recorded for this lawsuit, since the Company’s management, based on the opinion of its legal advisors, believes that its chances to be accepted are low.

4)	In July 2002, a consultant of a subsidiary filed an action with the Federal District Court of Massachusetts. The plaintiff seeks for monetary damages of $ 330,000 plus 1% of the difference between $ 45,000,000 and the amount of settlement that the subsidiary will reach with the U.S. tax authorities regarding tax assessments, which are in the process of audit. In addition the plaintiff moves to strike and/or dismiss certain allegations in connection with his breach of contract claim. The matter is still at an early stage in the litigation. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in these financial statements.

5)	During 2002 a service provider filed a claim with the Common Pleas Court of Montgomery County, Ohio against a subsidiary in the amount of $ 500,000. The Company has sought declaratory judgment to determine the invalidity of this claim, and the matter is scheduled for trial in January 2004. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in these financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

6)	A subsidiary has received a letter from the legal advisors of a service provider claiming compensation in the amount of approximately $ 845,000. The letter of demand alleges that the subsidiary has contractual relationship with this service provider. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in these financial statements.

7)	As to the letters from certain of Aprion’s shareholders claiming that they are entitled to additional shares in Aprion, see note 16.

8)	Lawsuits have been lodged against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those lawsuits. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the lawsuits.

9)	As to contingent purchase price of royalties, see note 3.

10)	As to tax assessments of a couple of the Company’s subsidiaries, see note 12h.

c.	Guarantees

Certain subsidiaries of the Company have granted guarantees in favor of its employees and certain customers. As of December 31, 2002 the guarantees outstanding are as follows:

1)	The subsidiary guarantees its employees’ bank loans in the amount of $ 11,000. In case of failure in repayment by the employee, the subsidiary is liable to the bank for the loan. The subsidiary does not require collateral to secure these guarantees.

2)	In 2002 the subsidiary entered a surety agreement with a finance institution and certain customers, whereas the subsidiary guarantees lease payments of its customers to the finance institution. As of December 31, 2002 the total amount guaranteed was $ 256,000.

Management believes that the employees and customers are capable and intends to pay off all outstanding balance, accordingly no provision was made in the financial statements.

NOTE 11 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s shares are traded on NASDAQ and on the Tel Aviv Stock Exchange (“TASE”).

On December 31, 2002 the Company’s share closed on NASDAQ and Tel Aviv Stock Exchange at approximately $ 1.35 and $ 1.36, respectively.

2)	The number of shares stated as issued and outstanding - 43,467,388 shares at December 31, 2002 and 2001 - includes 448,975 shares repurchased by the Company (treasury shares, see note 2n) and held by a trustee for the benefit of employees within the framework of the Company’s share option plans. These shares, until purchased by employees pursuant to a share option plan, bear no voting rights or rights to cash dividends.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

b.	Share incentive and stock option plans:

1)	On December 31, 2001, the annual general meeting of shareholders of the Company approved the adoption of a new share option plan - the Scitex 2001 Stock Option Plan - that permits the grant of options to officers, employees, directors, consultants and contractors of the Company, its subsidiaries and controlled entities for the purchase of up to an aggregate of 750,000 shares of the Company. Option awards may be granted under this plan until November 5, 2011. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as the other ordinary shares of the Company. At December 31, 2002, no options had been granted under the 2001 plan.

2)	The 2001 plan replaced two earlier share option plans - the Scitex Israel Key Employee Share Incentive Plan 1991 (with various sub-plans), mainly for directors, officers and other key employees of the Company and its Israeli subsidiaries, and the Scitex International Key Employee Stock Option Plan 1991 (As Amended, 1995), for officers and other key employees of non-Israeli subsidiaries. These plans expired in September 2001, except with respect to outstanding options granted under such plans. The options granted under such plans generally vested ratably over a period of 3-4 years. The maximum term of an option could not exceed ten years. Each option can be exercised to purchase one share having the same rights as the other ordinary shares.

3)	The grant of options to Israel residents under the Company’s plans is subject to the terms stipulated by the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company may be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

4)	The options granted under the Company’s plans are exercisable for the purchase of shares as follows:

	December 31

	2002	2001

	Number of options

At balance sheet date	1,139,728	1,425,617
During the first year thereafter	104,430	158,936
During the second year thereafter	8,334	131,316
During the third year thereafter		8,334

	1,252,492	1,724,203

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

5)	A summary of the status of the Company’s plans at December 31, 2002, 2001 and 2000, and changes during the years ended on those dates, is presented below:

	Year ended December 31

	2002		2001		2000

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at
beginning of year	1,724,203	10.18	2,246,465	10.06	3,047,000	9.83
Changes during the year:
Granted at fair value			25,000	8.18	391,000	11.23
Exercised and paid					(469,707)	9.18
Forfeited and canceled	(471,711)	9.76	(547,262)	9.59	*(721,828)	10.32

Options outstanding at end of year	1,252,492	10.34	1,724,203	10.18	2,246,465	10.06

Options exercisable at end of year	1,139,728	10.33	1,425,617	10.09	1,729,609	9.80

Options available for future awards	750,000		750,000		1,293,240

*	357,375 options forfeited during 2000 relate to employees transferred to Creo together with the DPP business, see note 1c.

The weighted average fair value of options granted during 2001 and 2000 is $ 2.76 and $ 4.80, respectively.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31

	2001	2000

Dividend yield per share - in dollars	-,-	-,-

Expected volatility	58%	57%

Risk-free interest rate	4.0%	6.0%

Expected life - in years	2.00	3.00

6)	The following table summarizes information about options under the Company’s plans outstanding at December 31, 2002:

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price

$		Years	$		$

8.00 to 8.99	25,000	8.0	8.18	8,333	8.18
9.00 to 9.99	476,425	2.7	9.06	476,425	9.06
10.00 to 10.99	267,917	7.4	10.68	180,795	10.67
11.00 to 11.99	429,000	2.4	11.37	420,025	11.37
12.00 to 12.99	46,150	4.1	12.07	46,150	12.07
16.00	8,000	2.2	16.00	8,000	16.00

8.00 to 16.00	1,252,492	3.8	10.34	1,139,728	10.33

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

7)	Options to employees were granted at exercise prices which were equal to or above the fair value of the shares at the date of the grant. The market price at the date of the award was $ 12.00 per share. The weighted fair value of each option granted was $ 5.02.

8)	An award in 1999, whereby 50% of 300,000 options awarded in earlier years to a related party, with an exercise price of $ 14.75 per option, were re-priced to an exercise price of $ 11.69 per option (the then market price per share), accompanied by a waiver of the remaining 50%. Such options were exercisable from 1999 and are exercisable until June 2004. The fair value of each option granted was $ 3.21. In accordance with FIN 44, the re-priced options are accounted for under variable plan accounting. Under this method of accounting, increases in the fair market value of the underlying shares result in non-cash compensation charges to the statement of operations. At December 31, 2002, 2001 and 2000, the market price of the underlying shares was below $ 11.69 (the exercise price of the options), thus, no compensation cost has been charged with respect to these options. Future periods may reflect charges depending on the fair market price of the underlying shares.

9)	Stock option plans of subsidiaries:

a)	On February 7, 2000, the Board of Directors of an Israeli subsidiary approved an employee share option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 2,600,000 ordinary shares of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary’s employees. During 2000, the subsidiary granted 2,254,000 options to employees under the Subsidiary Plan, at an exercise price per share of $ 6.50. The options vest as follows: 33% after the first year, another 33% after the second year and another 33% after the third year starting from the date of beginning of employment of each employee, or the grant date, as determined by the stock option committee, provided the employee is still in the Company’s employ. Any option not exercised within 7 years of grant date will expire. During 2001, the subsidiary granted additional 415,000 options with identical conditions to those granted in 2000, and 258,000 options were forfeited. During 2002, no options were granted under the Subsidiary Plan

The weighted average fair value of options granted by the subsidiary during 2001 is $ 2.44. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of 50%, risk-free interest rate of 4.0%, expected life of 3 years. No options were granted during 2002.

The weighted fair value of options granted by the subsidiary during 2000 is $ 2.98. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of 50%, risk-free interest rate of 6.0%, expected life of 3 years.

None of these options were exercised and during 2002 all of the outstanding options were waived by the respective grantees.

In April 2002 all of this subsidiary’s options were canceled and the grant of new options has not occurred as of December 31, 2002.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

b)	On December 6, 2001, the Board of Directors of a United States subsidiary approved an employee share option plan (the “US Subsidiary Plan”). Pursuant to the US Subsidiary Plan, 2,600,000 shares of Common Stock of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary’s employees.

During 2001, the subsidiary had granted 957,000 options to employees under the US Subsidiary’s Plan, at an exercise price per share of $ 6.00. During 2002, the subsidiary granted additional 366,000 options on identical conditions to those grants in 2001, and 66,000 options were forfeited. The options vest as follows: 25% one year from the grant date and thereafter 6.25% on the last day of every third calendar month. Any option not exercised within 10 years of grant date will expire.

The weighted fair value of options granted by the subsidiary during 2002 is $ 3.30. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate of 5.37%, expected life of 10 years. As of December 31, 2002 247,750 options are exercisable.

The weighted fair value of options granted by the subsidiary during 2001 is $ 3.25. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate of 5.29%, expected life of 10 years.

If all options are exercised, the Company’s share in the subsidiary will decrease from 100% to approximately 94%.

c.	Retained earnings

Dividends are declared and paid in dollars (except to shareholders of record with an address in Israel, with respect to whom payment is made in Israeli currency (“NIS”)).

NOTE 12 - TAXES ON INCOME:

a.	The Company and its Israeli subsidiary:

1)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter- the law)

By virtue of the “approved enterprise” status granted to certain production facilities under the law, the Israeli subsidiary is entitled to various tax benefits, as follows:

a)	Reduced tax rates

The tax benefit period is seven years from the year in which the approved enterprise first earns taxable income. Income derived from the approved enterprise is tax exempt during the first two years of the seven year tax benefit period and is subject to a reduced tax rate of 25% during the remaining five years of benefits. The period of benefits relating to the approved enterprise will expire in the years 2009-2010.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

In the event of distribution of cash dividends out of income which was tax exempt as above, the Israeli subsidiary would have to pay the 25% tax in respect of the amount distributed.

The Israeli subsidiary intends to permanently reinvest the amounts of tax-exempt income in the foreseeable future, and not to cause distribution of such dividends.

b)	Accelerated depreciation

The Israeli subsidiary is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of machinery and equipment used by the approved enterprise.

c)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon the Israeli subsidiary’s fulfilling the conditions stipulated by the law, regulations published hereunder and the instruments of approval for the specific investments in the “approved enterprise”. In the event of failure to comply with these conditions, the benefits may be cancelled and the Israeli subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (“CPI”) and interest.

2)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

Paragraph 9 (f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

3)	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969

The Israeli subsidiary is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

4)	Tax rates applicable in Israel to income not derived from an approved enterprise

Income not eligible for the “approved enterprise” benefits mentioned in (1) above is taxed at the regular rate of 36%.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

b.	Non-Israeli subsidiaries

The subsidiaries are taxed under the laws of their countries of residence.

c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $ 360 million at December 31, 2002. Most of the carryforward amounts are available indefinitely with no expiration date.

d.	Reform of the Israeli tax system

In 2002, Amendment to the Israeli Tax ordinance (No. 132), 2002 (the “Israeli Tax Reform Law”) was published. The Israeli Tax reform Law comprehensively reforms certain parts of the Israeli tax system and entered into effect on January 1, 2003, although certain provisions thereof will be applied from later dates.

e.	Deferred income taxes:

	December 31

	2002	2001

	$ in thousands

Computed in respect of the following:
Allowance for doubtful accounts and
other provisions	1,425	1,360
Carryforward tax losses and credits	133,843	88,542
Inventories	1,016	825
Investments	23,245	10,332
Accrued liabilities and deferred income	17,562	15,785
Property, plant and equipment	(4,745)	(4,611)
Intangible assets	376	376

	172,722	112,609
Less - valuation allowance (attributed
mainly to loss carryforwards and expenses
deductible upon payment)	154,915	94,877

	17,807	17,732

Deferred income taxes are included in the
balance sheets as follows:
Current assets	20,974	20,765
Non-current assets	1,866	1,802
Long-term liabilities	(5,033)	(4,835)

	17,807	17,732

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

f.	Income (loss) before taxes on income:

	Year ended December 31

	2002	2001	2000

	$ in thousands

The Company and its Israeli subsidiary	(29,198)	(187,906)	199,172
Non-Israeli subsidiaries	2,818	5,446	9,764

	(26,380)	(182,460)	208,936

g.	Taxes on income included in the statements of operations:

1)	As follows:

	Year ended December 31

	2002	2001	2000

	$ in thousands

Current:
Israeli	400	3,547	14,833
Non-Israeli	1,069	483	1,116

	1,469	4,030	15,949

Deferred, see e. above:
Israeli	64	(1,802)	5,998
Non-Israeli	11	826	12,192

	75	(976)	18,190

	1,544	3,054	34,139

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a(4) above) and the actual tax expense:

	Year ended December 31

	2002	2001	2000

	$ in thousands

Income (loss) before taxes on income	(26,380)	(182,460)	208,936

Theoretical tax expense (tax benefit) on
the above amount	(9,497)	(65,686)	75,216
Effect of lower tax rate for
“approved enterprises”	(400)		(1,926)

	(9,897)	(65,686)	73,290
Increase (decrease) in taxes resulting from
different tax rates - net	(5,253)	130	(198)
Increase in taxes resulting from
permanent differences	408	666	379
Change in valuation allowance	60,038	77,586	(18,883)
Changes in deferred taxes resulting from
carryforward tax losses	(43,926)	(7,434)	(19,500)
Increase (decrease) in taxes arising
from differences between non-dollar
currencies income and dollar
income - net, and other*	174	(2,208)	(949)

Taxes on income in the consolidated
statements of operations	1,544	3,054	34,139

*	Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a(2) above) and the changes in the exchange rate of Israeli currency relative to the dollar.

h.	Tax assessments

The Company has received final tax assessments through the 1994 tax year.

In partial settlement of an audit of the Internal Revenue Service (IRS) of the Company’s U.S. subsidiaries for the years 1992 through 1996, the Company consented to a “partial assessment” by the IRS for approximately $ 10.6 million of federal taxes on certain agreed upon issues. This amount excludes interest and state income taxes, which will be assessed by the IRS and are expected to almost double the above amount. The Company has already made advance payments of $ 21.5 million on account of this audit. In June 2002, the Company received a notice from the IRS proposing to assess $ 29.6 million of additional federal income taxes for the years 1992 through 1996. This amount excludes state income taxes and interest, which would almost double that figure. In August 2002, the Company appealed the proposed additional assessment. While the outcome of the appeal cannot be predicted at this time, the Company’s management believes, based on its consultants’ advice, that sufficient provision for this matter is included in accrued liabilities.

During 2002, a couple of the Company’s subsidiaries received tax assessments for which the Company’s management believes, based on its consultants’ advice, sufficient provision was accrued.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Foreign exchange risk management

The Company operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. Derivative financial instruments (hereafter - derivatives) were utilized by the Company to reduce these risks through April 4, 2000 (with respect to the DPP operations, see note 1c). The Company did not hold or issue derivative financial instruments for trading purposes.

Through April 4, 2000, the Company and one of its subsidiaries used foreign currency derivatives for purposes of hedging existing non-dollar assets and liabilities as well as certain firm commitments. All such derivatives were for the conversion of non-dollar currencies into dollars. The writing of options was part of a comprehensive hedging strategy and was designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written was combined with purchase of an option for the same period and the same notional amount. The term of all contracts was less than one year.

In 2000, prior to the adoption of FAS 133, gains and losses on derivatives that were hedging existing assets or liabilities were recognized in income commensurate with the results from those assets or liabilities; balances receivable or payable in respect of such derivatives were included in the balance sheets among other accounts receivable or payable, as appropriate. Gains and losses related to derivatives that were hedging firm commitments or anticipated sales were deferred, and ultimately recognized in income as part of the measurement of the results of the underlying hedged transactions. Cash flows from derivatives were recognized in the statements of cash flows together with results from the hedged item.

Commencing 2001, a subsidiary purchases forward-exchange contracts as hedges of certain anticipated sales denominated in foreign currencies. The Company enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales will be adversely affected by changes in exchange rates.

Gains and losses for these forward exchange contracts are recorded in other comprehensive income (loss) until the foreign currency denominated sales transactions are recognized in earnings. Forward exchange contracts are used to hedge a portion of forecasted foreign currency denominated sales for up to 6 months in the future. Hedge ineffectiveness had no material impact on earnings for the years ended December 31, 2002 and 2001. No cash flow hedges were discontinued during the years ended December 31, 2002 and 2001. As of December 31, 2002 no deferred income or losses on derivative instruments were accumulate in other comprehensive income. The notional amount of this forward exchange hedging contract for Japanese currency is $ 3,758,000.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table summarizes activity in other comprehensive income related to derivatives classified as cash flow hedges held by the subsidiary during the period from January 1, 2001 (the date of adoption of FAS 133) through December 31, 2002:

	Year ended December 31

	2002	2001

	$ in thousands

Balance at beginning of year	200	-;-
Changes in fair value of derivatives - (gain) loss
Reclassification into earnings from other
comprehensive income	(200)	340
Net of tax effect		(140)

Balance at end of year	-;-	200

b.	Concentrations of credit risks

At December 31, 2002 and 2001, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

Most of the subsidiaries’ sales are made in the United States, Europe and in the Far East, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, however, with respect of certain sales to customers in emerging economies, the Company requires letters of credit. The accounts include sufficient allowance for doubtful accounts.

c.	Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, short-term investments, long-term investments, current and non-current receivables and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of non-current receivables and long-term liabilities also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31

	2002	2001

	$ in thousands

a. Allowance for doubtful accounts (as included
in trade receivables) - the change in allowance
for doubtful is composed as follows:
Balance at beginning of year	5,250	3,436
Addition to allowance	5,923	3,759
Write-off of bad debts	(4,982)	(1,945)

	6,191	5,250

b. Inventories:
Components of systems and materials	13,844	14,656
Work in process	3,425	3,065
Finished products	34,292	35,190

	51,561	52,911

c. Accrued and other liabilities:
Payroll and related expenses	6,308	8,438
Taxes on income, net of advances	26,086	25,530
Accrued royalties and sales commissions	2,173	2,178
Deferred revenue	8,670	6,137
Provision for warranty*	2,314	2,813
Other	11,460	10,708

	57,011	55,804

* The changes in the balance during the year:
Balance at beginning of the year	2,813	2,032
Payments made under the warranty	(3,136)	(3,169)
Product warranties issued for new sales	4,483	4,799
Changes in accrual in respect of
pre-existing warranties	(1,846)	(849)

Balance at end of year	2,314	2,813

d.	Loans from banks:

1)	Line of credit

In 2001 a wholly-owned subsidiary of the Company had agreements with banks which provided for a $ 41 million revolving line of credit and long-term loans for various purposes.

Borrowings under the revolving line of credit and long-term loans bore interest of Libor + 0.6% to Libor + 2.1%.

The revolving line of credit and the long-term loans are secured by a negative pledge and require the subsidiary to maintain certain financial and other restrictive covenants.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Although the subsidiary is not in full compliance with some of the restrictive covenants, the banks extended the credit lines until the end of the third quarter of 2002. At December 31, 2002, the subsidiary is in the process of updating the covenants for additional periods, and borrowing from the banks (see 2 below) were under the terms of these arrangements.

2)	Short-term bank credit and loans

The balance as of December 31, 2002 represents: short-term bank loans denominated in dollars and bearing interest of three month Libor + 0.6% to Libor + 2.0% per annum (as of December 31, 2002 - 2.5% to 3.9%, respectively) in the amount of $ 2,393,000; short-term bank loan denominated in dollars and bearing interest of 2.25% in the amount of $ 20,000,000; short-term banks loans denominated in Euro and bearing interest of one month Libor + 1.5% to Libor + 2.1% per annum (as of December 31, 2002 - 4.9% to 5.5%, respectively) in the amount of $ 9,494,000.

Short-term bank credit is secured by a deposit in the bank, of which the balance as of December 31, 2002 is $ 20,203,000, and is presented in the balance sheet as restricted deposit.

3)	Long-term bank loans:

a)	The loans are denominated in dollars, bear interest of three month Libor + 1.1% to Libor + 1.75% per annum (as of December 31, 2002 - 3.0% to 3.7%, respectively) and are payable in quarterly installments.

b)	The long-term loans (net of current maturities) mature in the following years after the balance sheet dates:

	2002	2001

	$ in thousands

Current maturities	5,248	7,000

Second year	3,438	3,500
Third year	2,003	1,000
Fourth year	52

	5,493	4,500

	10,741	11,500

e.	Note payable issued to an investee company

The note is denominated in dollars, bears no interest, and is payable in one payment on April 4, 2003. The Company has recorded the note based on its present value as of the date of issuance, and in each balance sheet thereafter - using the interest rate which was applicable to such notes as of the date of issuance. See also note 1c.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

	Year ended December 31

	2002	2001	2000

	$ in thousands

f. Research and development costs - net:
Expenses incurred	24,993	26,470	39,694
Less - royalty-bearing
participations from the
Government of Israel	701	999	1,202

	24,292	25,471	38,492

g. Selling, general and administrative expenses:
Selling*	43,848	46,960	59,640
General and administrative**	24,710	24,370	28,190

	68,558	71,330	87,830

*Including:

Related party			1,821

Advertising costs	1,217	1,123	2,078

**Including:
Related party	445	92	877

Net change in allowance for
doubtful accounts and direct
write-off of bad debts	4,823	2,285	1,434

h.	Restructuring charges

Towards the end of 2001, the Company and its subsidiaries planned and implemented a restructuring plan, which was completed in 2001, in the form of reduction in work force and abandonment of construction in progress, and accrued expenses accordingly. The expenses include mainly severance pay and other benefits to approximately 90 employees retiring from their employ in the amount of approximately $ 1,219,000 and the write-off of fixed assets in the amount of approximately $ 500,000. The plan was completed in 2001.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31

	2002	2001	2000

	$ in thousands

i. Financial income (expenses) - net:
Interest income	1,231	1,463	1,443
Gain on trading marketable securities - net	44	136	1,496
Interest expense on long-term loans
from banks	(2,471)	(2,382)	(678)
Bank charges	(185)	(127)	(302)
Other (including foreign exchange
transaction losses - net)	(655)	(1,979)	(555)

	(2,036)	(2,889)	1,404

j. Other loss - net:
Loss from change in percentage of
holding of an associated company		(4,408)	(3,302)
Write-down of an available-for-sale securities	(22,283)
Write-off and write-down of
investee companies	(3,839)	(5,477)
Gain (loss) from sale of investments in
associated and investee companies		(6,041)	191
Other	(331)	2,892	701

	(26,453)	(13,034)	(2,410)

k.	Earnings (loss) per share:

The net income (loss) and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Year ended December 31

	2002	2001	2000

	$ in thousands

Net income (loss) used for the computation
of basic and diluted earnings per share	(32,030)	(253,020)	74,648

Weighted average number of
shares used in the computation of
basic earnings (loss) per share	43,018	43,018	42,847
Add- net additional shares from the
assumed exercise of the Company’s
stock options	-,-	-,-	452

Weighted average number of
shares used in the computation of
diluted earnings (loss) per share	43,018	43,018	43,299

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION:

a.	Operating segments:

1)	General:

The Company’s reportable segments are strategic businesses differentiated by the nature of their products and customers. The segments are managed separately due to the differences in production technologies and marketing methods and can be described as follows:

Wide Format Digital Printing segment -	developing, manufacturing and marketing industrial digital printing systems, mainly to the graphic arts, wide format and super wide format markets.
High Speed Digital Printing segment -	developing, manufacturing and marketing ultra high speed digital printers and printing solutions for variable data commercial printing applications, direct mail and transactional document printing.

2)	Information on revenues and assets of the reportable operating segments:

a)	Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

Segment profits (losses) reflect the income (loss) from operations of the segment and do not include net interest income or expense, other loss - net and income tax expenses, since those items are not allocated to the segments.

b)	Financial data relating to reportable operating segments:

	High Speed Digital Printing	Wide Format Digital Printing	Total reportable segments

	$ in thousands

Year ended December 31, 2002:
Revenue	157,111	85,661	242,772

Operating income (loss)	5,767	(594)	5,173

Assets (at end of year)	167,590	81,365	248,955

Expenditures for segment assets	7,096	6,249	13,345

Depreciation and amortization	11,210	5,169	16,379

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

	High Speed Digital Printing	Wide Format Digital Printing	Total reportable segments

	$ in thousands

Year ended December 31, 2001:
Revenue	164,596	91,618	256,214

Operating income (loss)	7,039	(17,327)	(10,288)

Assets (at end of year)	166,485	77,700	244,185

Expenditures for segment assets	9,979	14,904	24,883

Depreciation and amortization	15,064	8,298	23,362

Impairment of goodwill and
other intangible assets		14,986	14,986

Year ended December 31, 2000:
Revenue	152,153	75,452	227,605

Operating income (loss)	8,222	(11,571)	(3,349)

Assets (at end of year)	173,721	71,950	245,671

Expenditures for segment assets	9,325	14,028	23,263

Depreciation and amortization	13,681	4,727	18,408

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

c)	Following is a reconciliation of the revenues, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31

	2002	2001	2000

	$ in thousands

Revenues:
Total revenues of reportable segments	242,772	256,214	227,605
Other revenues			*116,063

Total consolidated revenues	242,772	256,214	343,668

Operating income -
Total operating income (loss) of
reportable segments	5,173	(10,288)	(3,349)
Other operating income			23,918
Amounts not allocated to segments:
Research and development expenses	27	218	1,287
Selling, general and administrative
expenses	3,037	5,827	8,852
Amortization of goodwill and
other intangible assets			2,309
Restructuring charges		500
Gains (losses) from sales of assets
and operations - net			201,821

Operating income (loss)	2,109	(16,833)	209,942
Write-down of investment in an
associated company		(149,704)
Financial income (loss) - net	(2,036)	(2,889)	1,404
Other loss - net	(26,453)	(13,034)	(2,410)

Consolidated income (loss) before
income taxes on income	(26,380)	(182,460)	208,936

*	These revenues represent revenues in relation to the DPP business that was sold in April 2000, see note 1c.1)

	December 31

	2002	2001	2000

	$ in thousands

Assets (at end of year):
Total assets of reportable segments	248,955	244,185	245,671
Assets not allocated to segments:
Current assets	56,564	58,669	48,142
Investments and other non-current assets	64,005	94,880	392,165
Property, plant and equipment, net	32	56	194

Consolidated assets (at end of year)	369,556	397,790	686,172

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

b.	Geographical information:

1)	Following are data regarding revenues from external customers, classified by geographical area based on the location of the customers:

	Year ended December 31

	2002	2001	2000

	$ in thousands

North and South America	98,184	94,319	143,092
Europe (mainly Western Europe)	88,512	83,055	115,228
Japan	21,046	29,728	29,861
Other countries	35,030	49,112	55,487

	242,772	256,214	343,668

2)	Following are data relating to long-lived assets by geographical area in which the assets are located:

	December 31

	2002	2001	2000

	$ in thousands

Israel	2,985	2,772	2,862
United States	30,002	36,142	39,282
Other countries	3,870	2,740	1,303

	36,857	41,654	43,447

NOTE 16 - SUBSEQUENT EVENT

On January 3, 2003, the Company sold all its shares in its wholly owned subsidiary - Scitex Vision Ltd. (“Scitex Vision”), to Aprion Digital Ltd. (“Aprion”, see also note 4a.), the Company’s associated company, in exchange for additional preferred shares in Aprion. Subsequent to the transaction, the Company holds approximately 75% of Aprion’s outstanding shares. Prior to the transaction, as of December 31, 2002, the Company held approximately 42.5% of Aprion’s outstanding shares, and the carrying value of this investment in the Company’s accounts was zero. Pursuant to Aprion’s anti-dilution mechanism triggered as a result of this transaction, the Company’s holding in Aprion was diluted.

Following the said transaction Aprion’s financial statements will be consolidated with those of the Company.

Following the closing of this transaction, the Company and Aprion received letters from three of Aprion’s shareholders claiming that some of their rights in Aprion were infringed. Currently, none of these claims have materialized into legal action. The Company’s management is currently assessing the validity of these claims and the potential effect, if any, on the Company’s ownership share in Aprion.

_____________

_______________________

_____________

Report of Independent Accountants on
Financial Statement Schedule

To the Board of Directors of
Scitex Corporation Limited.

Our audits of the consolidated financial statements referred to in our report dated February 18, 2003 appearing in the 2002 Annual Report to the Shareholders of Scitex Corporation Limited also included an audit of the Financial Statement Schedule II –Valuation and Qualifying Accounts - listed in this Form 20-F. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel	Kesselman & Kesselman
February 18, 2003	Certified Public Accountants (Isr.)

S-1

SCITEX CORPORATION LTD.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Three years ended December 31, 2002

Column A	Column B	Column C	Column D	Column E
		Additions
	Balance at	charged to	Deductions	Balance
	beginning	cost and	from	at end of
Description	of period	expense	reserves	period

Allowance for doubtful accounts:
Year ended December 31, 2002	5,250	5,923	(4,982)	6,191

Year ended December 31, 2001	3,436	3,759	(1,945)	5,250

Year ended December 31, 2000	16,303	5,458	(18,325)	3,436

Valuation allowance for deferred tax assets:
Year ended December 31, 2002	94,877	60,038		154,915

Year ended December 31, 2001	17,291	77,586		94,877

Year ended December 31, 2000	36,174	(18,883)		17,291

Provision for warranty:
Year ended December 31, 2002	2,813	2,637	(3,136)	2,314

Year ended December 31, 2001	2,032	3,950	(3,169)	2,813

Year ended December 31, 2000	228	3,385	(1,581)	2,032

(U.S. $ in thousands)

S-2

[LOGO] ERNST & YOUNG Luboshitz Kasierer

AUDITORS’ REPORT TO THE SHAREHOLDERS
OF
Jemtex Ink Jet Printing Ltd.

We have audited the accompanying balance sheets of Jemtex Ink Jet Printing Ltd. (the Company) as of December 31, 2002 and 2001 and the related statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel.

Without qualifying our opinion, we wish to draw attention to the matter described in Note 1C to the financial statements, regarding the Company’s shareholder’s deficiency of $0.7 million as of December 31, 2002. The continuation of the Company’s operations is dependent on financing from external resources.

/s/ Luboshitz Kasierer
Luboshitz Kasierer
An affiliate member of Ernst & Young International

Tel-Aviv, February 5, 2003

Chaikin, Cohen, Rubin & Gilboa.

Atidim Technology Park, Bldg. 4,
P.O.B. 58143 Tel-Aviv 61580, Israel
Tel: 972-3-6489858 Fax: 972-3-6489946
E-mail:accounting@ccrcpa.co.il

_______________________________________________________________________________________________________________________________________________

Certified Public Accountants (Isr.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Shareholders of
Objet Geometries Ltd.

We have audited the accompanying consolidated balance sheets of Objet Geometries Ltd., (“the Company”) as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Without qualifying our opinion, we wish to draw your attention to the Company’s capital deficiency as at December 31, 2002, and the loss for the year then ended, amounting to approximately 10.6 million dollars and 9.8 million dollars, respectively. The Company’s continuation as a going concern is dependent upon additional financial support until profitability is achieved.

The financial statements do not include any adjustments relating to recoverability and classification of the assets and liabilities that might be necessary should the company be unable to continue as a going concern.

/s/ Chaikin, Cohen, Rubin & Gilboa

Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, February 16, 2003

EXHIBIT INDEX

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and restated Articles of Association of the Registrant. (1)

3.	Voting Agreement dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (2)

4(a)(1)	Asset Purchase Agreement dated January 17, 2000 by and among Creo Products Inc. (“Creo”), certain direct and indirect subsidiaries of Creo, the Registrant and Scitex Development Corp. (3)

4(a)(2)	Standstill Agreement dated April 4, 2000 between Creo and the Registrant. (4)

4(a)(3)	Registration Rights Agreement dated April 4, 2000 between Creo and the Registrant. (5)

4(a)4	Agreement dated November 20, 2001 between Dundee Securities Corporation and the Registrant. (6)

4(c)(1)	The Scitex Israel Key Employee Share Incentive Plan 1991. (1)

4(c)(2)	The Scitex International Key Employee Stock Option Plan 1991 (As Amended, 1995). (1)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (1)

4(c)(4)	The Scitex 2001 Stock Option Plan. (7)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal Industries and Investments Ltd. and the Registrant. (6)

4(d)(2)	Share Exchange Agreement dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd.

8.	List of Subsidiaries of the Registrant.

10(a)(1)	Consent of Independent Accountants of Registrant.

10(a)(2)	Year 2002 Annual Report to Shareholders of Creo Inc. for the fiscal year ended September 30, 2002, pages 28 through 42 (inclusive) of which are incorporated herein by reference. (8)

10(a)(3)	Comments by Independent Accountants of Creo Inc. for U.S. Readers on Canada – U.S. Reporting Differences, dated November 12, 2002. (9)

10(a)(4)	Consent of Independent Accountants of Creo.

10(a)(5)	Consent of Independent Accountants of Jemtex InkJet Printing Ltd.

10(a)(6)	Consent of Independent Accountants of Objet Geometries Ltd.

99.1	Certifications of the CEO and CFO of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.

(2)	Incorporated by reference to Exhibit 10.h of our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).

(3)	Incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed June 30, 2000.

(4)	Incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed June 30, 2000.

(5)	Incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed June 30, 2000.

(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002.

(7)	Incorporated by reference to Appendix A to our Proxy Statement of our Report on Form 6-K filed January 3, 2002.

(8)	Incorporated by reference to Exhibit 99.2 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003 (incorporated from Creo’s Form 6-K filed January 15, 2003).

(9)	Incorporated by reference to Exhibit 99.3 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003.