Form 20-F
period 2003-12-31
SCITEX CORP LTD
filed 2004-06-30
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   2 0 - F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ________

Commission File Number: 0-12332

SCITEX CORPORATION LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

3 Azrieli Center, Triangular Tower, 43RD Floor, Tel Aviv 67023, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.12 nominal (par) value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:
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

☒ Yes ☐ No

Indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17 ☒ Item 18

INTRODUCTION

Unless indicated otherwise by the context, all references in this Annual Report to:

•	“we”, “us”, “our”, “Scitex”, or the “Company” are to Scitex Corporation Ltd. and its wholly owned and/or majority owned subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israel Shekel;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“Discount” and “CEI” are to Discount Investment Corporation Ltd. and Clal Electronics Industries Ltd., respectively, our principal shareholders; and

•	“Clal” are to Clal Industries and Investments Ltd., the parent of CEI.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, certain information contained herein, including, without limitation, information appearing under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases.  Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to:

•	risks in product and technology development;

•	market acceptance of new products and continuing product demand;

•	the impact of competitive products and pricing;

•	changes in domestic and foreign economic and market conditions;

•	timely development and release of new products by strategic suppliers;

•	the impact of our accounting policies;

•	risks relating to the integration of new businesses;

•	uncertainty of outcome of shareholders litigation; and

•	those risks set forth under “Item 3D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report.

Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions, which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

USE OF TRADE NAMES

Unless indicated otherwise by the context, trade names, trademarks and/or service marks appearing throughout this Annual Report are trademarks of Scitex, its subsidiaries and/or its affiliates and may be registered in certain jurisdictions.  Scitex and the Scitex logo are trademarks and service marks of Scitex. Scitex Vision, Idanit, Aprion, Shaldag and CORjet are trademarks of Scitex Vision Ltd. or its subsidiaries.

P A R T   I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.                SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements not appearing in this Annual Report, which have been prepared in accordance with U.S. GAAP.

Explanatory Notes

•

Our consolidated financial statements for the periods ended December 31, 2000 and 2001, were adjusted retroactively in order to reflect a change in the method of accounting of an investment from the cost method to the equity method.  See Note 2w to our consolidated financial statements included in this Annual Report.

•

In January 2003, we completed a transaction to combine the operations of Scitex Vision International Ltd. (formerly, Scitex Vision Ltd.), or Scitex Vision International, our then wholly owned subsidiary, and Scitex Vision Ltd. (formerly, Aprion Digital Ltd.), or Scitex Vision, in which we held 42.5% of its share capital.  As a result, Scitex Vision became a majority owned subsidiary of ours and the parent of Scitex Vision International.  This transaction is described in Item 7B below and we make reference to it in other sections of this Annual Report. Since this transaction was effected after the end of 2002, our consolidated financial statements for the year ended December 31, 2003, included in this Annual Report, consolidate Scitex Vision’s financial statements whereas our consolidated financial statements for previous years include only the results of Scitex Vision International. See Note 3a to our consolidated financial statements included in this Annual Report.

•

In January 2004, we completed a transaction to sell the business of Scitex Digital Printing, Inc., or SDP, our indirect wholly owned subsidiary, to Eastman Kodak Company, or Kodak.  This transaction is described under “Item 10C. Material Contracts – Sale of SDP” below and we make reference to it in other sections of this Annual Report. As a result of this transaction, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SDP. Similarly, assets and liabilities relating to SDP are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b to our consolidated financial statements included in this Annual Report.

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

BALANCE SHEET DATA

	December 31,

	2003		2002		2001		2000		1999

	(U.S. dollars in thousands)

Working capital (continued operations)	$30,278	*	$(17,577	)*	$23,037		$(32,377)		$198,373
Working capital (discontinued operations)	$129,667		$113,881		$90,672		$91,579		$76,549
Cash, cash equivalents and short term investments (continued operations)	$79,358	*	$38,017	*	$46,091		$18,943		$67,192
Cash, cash equivalents and short term investments (discontinued operations)	$16,056		$15,717		$18,018		$29,136		$15,059
Total assets	$397,913		$369,556		$397,790	**	$685,928	**	$618,677
Long term liabilities (continued operations)	$13,268		$7,100		$24,218		$39,342		$166
Long term liabilities (discontinued operations)	$5,431		$6,359		$5,289		$7,504		$5,397
Share capital	$6,205		$6,205		$6,205		$6,205		$6,196
Shareholders’ equity	$224,698		$221,179		$260,162	**	$506,332	**	$427,887

* Includes a short-term bank credit secured by a deposit in a bank, of which the balance as of December 31, 2002 was $20,203,000 and as of December 31, 2003 was $18,262,000, and is presented in the balance sheet as a restricted deposit. See Note 14d to our consolidated financial statements included in this Annual Report.

** Adjusted retroactively to reflect a change in the method of accounting of an investment from the cost method to the equity method. See Note 2w  to our consolidated financial statements included in this Annual Report.

STATEMENT OF OPERATIONS DATA

	Year Ended December 31,

	2003	2002	2001*	2000*	1999

	(US dollars in thousands, except per share amounts)

Revenues:
Sales	$60,653	$52,847	$59,573	$132,590	$380,451
Service	5,638	5,098	4,174	28,793	109,467
Supplies	36,589	27,716	27,691	32,227	60,001

Total revenues	102,880	85,661	91,618	193,610	549,919

Cost of revenues:
Cost of sales	33,766	25,873	27,268	71,191	200,658
Cost of service	12,438	11,486	12,414	23,144	87,358
Cost of supplies	12,138	8,562	8,126	13,038	30,250

Total cost of revenues	58,342	45,921	47,808	107,373	318,266

Gross profit	44,538	39,740	43,810	86,237	231,653

Expenses
Research and development costs - net	11,070	7,060	6,083	19,185	45,584
Sales and marketing	20,192	19,812	21,277	38,043	85,697
General and administrative	15,147	13,581	16,376	21,592	46,784
Amortization of intangible assets (in 2001 - including goodwill)	5,871	2,944	8,460	6,807	7,662
Write-down of goodwill and other intangible assets	2,967	—	14,986	—	—
Restructuring charges	1,590	—	500	—	—
Gain from sale of operations	—	—	—	201,821	—

Operating income (loss)	(12,299)	(3,657)	(23,872)	202,431	45,926

Financial income (expenses) - net	(2,651)	(3,139)	(2,928)	1,717	1,951
Other income (loss) – net	787	(26,270)	(13,034)	(2,448)	1,170
Write-down of investment in an associated company	—	—	(149,704)	—	—

Income (loss) before taxes on income	(14,163)	(33,066)	(189,538)	201,700	49,047

Tax benefit (Taxes on income)	(2,402)	648	(2,957)	(32,723)	(6,783)
Share in losses of associated companies	(5,637)	(4,106)	(67,507)	(80,637)	(21,481)
Minority interests in losses of a subsidiary	3,546	—	—	—	—

Net income (loss) from continuing operations	(18,656)	(36,524)	(260,002)	88,340	20,783

Net income from discontinued operations	20,043	4,494	6,982	5,820	2,781
Income (loss) from disposal of assets	—	—	—	1,097	6,950

Total income from discontinued operations	20,043	4,494	6,982	6.917	9,731

Cumulative effect of an accounting change at the beginning of the year	—	—	—	20,609	—

Net income (loss)	$1,387	$(32,030)	$(253,020)	$74,648	$30,514

Earnings (loss) per share - basic
Continuing operations	$(0.43)	$(0.84)	$(6.04)	$2.07	0.48
Discontinued operations	$0.46	$0.10	$0.16	$0.16	0.23
Cumulative effect of an accounting change	—	—	—	$(0.48)	—

	$0.03	$(0.74)	$(5.88)	$1.75	$0.71

Earnings (loss) per share - diluted
Continuing operations	$(0.43)	$(0.84)	$(6.04)	$2.04	$0.48
Discontinued operations	$0.46	$0.10	$0.16	$0.16	$0.23
Cumulative effect of an accounting change	—	—	—	$(0.48)	—

	$0.03	$(0.74)	$(5.88)	$1.72	$0.71

Weighted average number of shares outstanding (in thousands) - - basic	43,018	43,018	43,018	42,847	42,661
- diluted	43,018	43,018	43,018	43,299	42,983

* Adjusted retroactively to reflect a change in the method of accounting of an investment from the cost method to the equity method. See Note 2w  to our consolidated financial statements included in this Annual Report.

B.                CAPITALIZATION AND INDEBTEDNESS.

Not Applicable.

C.                REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable.

D.                RISK FACTORS

The following important factors, together with others that appear with the forward-looking statements made by, or on behalf of, Scitex in this Annual Report, or in Scitex’s other SEC filings, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements.

Risks Related to Our Business and Our Industry

•	If the slow-down in expenditures by commercial printers resumes, our business and results of operations may be materially adversely affected.

Commercial printers are the customers of a large portion of our products and services. The general deterioration of the economy worldwide and the curtailment of advertising budgets have resulted in a slow down of capital investment by commercial printers beginning late in 2001 through the end of 2002 (and to a lesser extent into 2003). Many companies, including current and potential customers of ours, postponed or decreased further capital investment and/or employed longer evaluation and purchase procedures, thereby lengthening the sales cycles and implementation periods of our products and services. During 2003, we identified a moderate improvement in the general market for commercial printers equipment, including in the wide format printing systems segment, in which we operate. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations.  If this trend reverses and the slow-down in expenditures by commercial printers resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

•	Our future results could be adversely affected by a permanent impairment of the carrying amount of our equity and other investments, as well as other long-lived assets.

We review long-lived assets, certain identifiable intangibles, and goodwill related to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with applicable financial accounting standards.  We also review our equity and other investments in companies for potential impairment, depending on the classification of the investment, in accordance with applicable accounting principles and/or relevant guidance published from time to time.  As such, we evaluate whether conditions may warrant revised estimates of the recoverability of the carrying amount of these assets and which, in certain situations, may result in the recognition of an impairment loss. Consequently, our future results could be adversely affected by changes in events and circumstances that would result in a permanent impairment of the carrying amount of our long-lived assets or investments.  You should read the foregoing discussion with the description of our critical accounting policies in Item 5 below under the caption “impairment of goodwill, intangible assets and other long-lived assets.”

•	We are undergoing, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.

We conduct business globally and a substantial part of our operations was conducted in various countries during the 1990s.  Accordingly, not all of the tax returns of our operations during the 1990s are final and are subject to further audit and assessment by the applicable tax authorities. For example, in order to resolve a tax audit of our US subsidiaries for the years 1992 through 1996, we paid to the U.S. Internal Revenue Service (IRS) an aggregate sum of approximately $20 million in 2002, and in 2004 we expect to pay an aggregate sum of up to $14 million to the IRS and other U.S. state tax authorities. We cannot assure you that we will not be subject to further tax audits or assessments for this period or for recent years for which our tax returns are not final. If we become subject to further tax audits or assessments, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected. For more information about these audits and other tax assessments, please see under “Item 5.B – Liquidity & Capital Resources – Tax Audits.”

•	We have incurred substantial net losses in the past, and we may incur losses again in the future.

Although our net income for the year ended December 31, 2003 was approximately $1.4 million, we incurred net losses in the years ended December 31, 2001 and December 31, 2002 of approximately $253.0 million (including $215.9 million associated with our holdings in Creo) and $32.0 million (including $22.3 million associated with our holdings in Creo), respectively.  We may continue to incur losses in the future, which could materially adversely affect our business and financial condition, as well as the value and market price of our shares.  Even if we maintain profitability, we cannot assure you that future net income will offset our cumulative losses.

•

If our majority owned subsidiary, Scitex Vision, fails to satisfy covenants set forth in its revolving credit line facilities and long-term loans, the banks may be able to call the loans and Scitex Vision may be required to raise additional funds on unfavorable terms.

As of June 16, 2004, Scitex Vision owed approximately $50 million to Israeli banks under its revolving credit line facilities and long-term loan agreements.  These credit lines are secured by a floating charge on Scitex Vision’s assets, by approximately $18.2 million of restricted deposits, and by a loan guarantee of approximately $0.9 million issued by us for Scitex Vision’s benefit. Under these credit lines, Scitex Vision is required to adhere to certain financial and other restrictive covenants such as equity level, profitability and financial ratios.

In the past, Scitex Vision failed to meet certain of the requirements of these credit lines but was able to cure such default following negotiations with the banks and by raising additional funds from us and other shareholders of Scitex Vision. However, we cannot assure you that Scitex Vision will be successful in satisfying these covenants in the future. Any failure by Scitex Vision to observe covenants or satisfy conditions under these credit lines, some of which are not in our or Scitex Vision’s control, may result in the banks accelerating Scitex Vision’s obligations, which would obligate Scitex Vision to immediately repay all loans made by the banks plus penalties, and the banks would be entitled to exercise the remedies available to them under these credit lines, including enforcement of their floating charge. This would have a material adverse effect on us. In addition, in such event Scitex Vision may be required to enter into another agreement with the banks or to secure financing from other sources. If adequate funds are not available on terms favorable to Scitex Vision from the banks or other resources, Scitex Vision’s (and consequently, our) operations and financial results will be materially adversely affected.

•	We are facing, and may in the future face, litigation in connection with our majority stake in Scitex Vision.

On January 1, 2003, we completed the combination, through a share exchange, of Scitex Vision International, our then wholly owned subsidiary, and Scitex Vision, a company in which we held 42.5% of its share capital.  Following this transaction, Scitex Vision became a majority owned subsidiary of ours, and the parent of Scitex Vision International.  In connection with this transaction, three shareholders of Scitex Vision have sent to us and to Scitex Vision letters in which they allege, among other things, that the valuation assigned to Scitex Vision in the transaction was below its fair market value and that the transaction was conducted in bad faith and prejudiced the rights of Scitex Vision’s minority shareholders. Since October 2003, several lawsuits and motions were filed by one of these shareholders, C.D.I. Technologies (1999) Ltd, or CDI, against us, Scitex Vision and others, mainly other shareholders of Scitex Vision (among them, our two largest shareholders, Clal and Discount) regarding the aforesaid transaction and additional corporate transactions of Scitex Vision that took place since then, as more fully described in Item 8 below under the caption “Legal Proceeding.”  We and Scitex Vision do not believe that these claims have any merit and we intend to vigorously defend our position on these issues. However, we cannot assure you at this time as to the outcome of any such litigation and whether CDI may initiate further legal proceedings against Scitex Vision or us.

•

Because we have recently sold the business of SDP, our business is less diversified, which reduced, and may in the future reduce, our earnings and might make us more susceptible to negative conditions in our remaining businesses.

In January 2004, we completed the sale of substantially all of the assets and business of SDP to Kodak.  As a result of the said sale of the business of SDP to Kodak, we no longer generate revenues from these operations and our net income is no longer affected by the results of SDP. As a result, without offsetting increases in revenues in our other businesses (mainly, Scitex Vision), our overall revenues would decrease, which may have a negative affect on our financial condition. Also, our net income results may also be adversely affected from this divestiture. In addition, as a result of this divestiture, our business is now less diversified and thus more dependent on our remaining businesses, mainly the business of Scitex Vision.  Consequently, we are now more sensitive to conditions and trends in the remaining industries in which we operate, mainly in the wide and super-wide format segment of the industrial inkjet digital printing market.  Our inability to overcome any negative conditions and trends in the industries in which we operate could have a negative impact on our financial condition.

•

Because the digital printing market is characterized by technological and other changes, our success depends on our ability to predict and respond to market developments or demands, and to continually develop new and more technologically advanced products and product enhancements that achieve market acceptance.

The digital printing market is characterized by technological changes and improvements and frequent new product introductions and enhancements.  Our financial performance and growth is dependent upon our ability to continuously develop, introduce and deliver commercially viable products and technologies on a timely basis that offer customers enhanced performance at competitive prices. The ongoing introduction of new technologies and products across our product lines is intended to keep pace with rapid market changes and to minimize the effect of competitive product offerings and pricing.  However, we cannot assure you that we will have the financial resources, marketing and distribution capability or the technology to compete successfully. We believe that our industry will continue to be characterized by technological advances and a relatively short product life cycles resulting in continued risk of product obsolescence.

•	The market for digital printers and printer supplies is very competitive. We may lose market share and our results may suffer if we cannot compete effectively.

The digital printing and printing supplies markets are very competitive and competition may increase in the future.  Competition may come from existing vendors and new market entrants, including competitors that may have greater research and development, management, financial, technical, manufacturing, marketing, sales, distribution, name recognition and other resources than those currently available to us.For example, we are facing increased competition for the sale of inks for use with our printing systems, which caused us to reduce our prices for certain products.  Also, in the past few years several Asian producers, mostly from China, have entered the super-wide format printing market with low cost products emulating Scitex Vision’s entry-level printing systems. Scitex Vision faces strong competition in this market, mainly, in China.  Scitex Vision is also facing strong competition in the field of flatbed industrial UV-curable ink-jet printers. Increased competition could have an adverse material effect on our business, financial condition and operating results through pricing pressure, loss of market share and other factors.

•	It may be difficult for us to find replacement suppliers for key components of our products.

There are a limited number of potential suppliers of certain key components of our products, including components of inkjet printheads, drying systems and inks.  Accordingly, any problems that may occur with respect to the delivery, quality or cost of these components could result in product shortages or quality assurance problems.  If our current suppliers of such components are unable or unwilling to provide these components to us, it may be difficult to find qualified suppliers or to replenish inventories of components on a timely basis, and this could cause our operating results to suffer.

•	Our intellectual property rights are difficult to protect and if we are unable to adequately protect such rights, our business may be materially adversely affected.

Our intellectual property rights, particularly existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others, despite efforts to protect them.  Furthermore, others may develop similar or superior technologies, duplicate or reverse-engineer our technology, or design around our patents, or those licensed to us.  If we fail to protect our intellectual property rights, we would be less able to differentiate our products and revenues will likely decline.  While we are not aware of any infringement claims against us, third parties may assert infringement claims against us in the future and these claims may require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of these claims.

•	Our operating results may be subject to quarterly fluctuations.

Our operating results may be subject to quarterly fluctuations as a result of a number of factors.  In particular, we do not typically have a significant backlog of orders at the beginning of each quarter and, as a result,may experience fluctuations in operating results based upon the timing of the receipt of orders and the shipment of products. We generally receive orders, ship and record a significant portion of our revenue within the same quarter. Thus, we may not learn of shortfalls or quarterly fluctuations in sales until late in, or shortly after the end of, the reporting periods.  Other factors which have contributed, and may in the future contribute, to fluctuations in our quarterly results of operations include:

	•	general economic conditions;
	•	the capital spending patterns of our customers;
	•	market acceptance of new products;
	•	the high level of competition that we encounter;
	•	the size and timing of orders, including order deferrals, and subsequent shipments.;
	•	software and hardware development problems;

	•	one-time charges;
	•	mergers or acquisitions;
	•	credit risks associated with certain customers or certain geographical areas.;
	•	the timing of our new product introductions or enhancements or that of our competitors or providers of complementary products; and
	•	disruptions in, or changes in the quality of, our sources of supply.

Accordingly, the results of past periods should not be relied upon as an indication of our future performance. Our operating results have from time to time been, and may in some future periods be, below expectations of public market analysts or investors.  This has resulted, and if this occurs in the future would likely result, in a decline in our share price.

•	Our products may contain undetected defects that could harm our reputation, result in the loss of customers and revenues and expose us to product liability claims.

We typically offer six to twelve month warranty programs with respect to our products.  Our warranty generally provides that we will repair or replace products with defects in materials or workmanship or that fail to meet agreed-upon specifications.  Although we perform comprehensive quality tests before delivering our products, our products may contain defects that may not be discovered before the products are supplied to customers.  Any defects or errors in the products could result in exposure to product liability claims; harm to our reputation; diversion of personnel and financial resources; less favorable insurance terms; other ancillary expenses; and, consequently, adversely affect our financial condition.

•	We may be subject to environmental related liabilities due to our use of hazardous materials and solvents.

We mix ink used in some of our printers with solvents and other hazardous materials.  Those materials are subject to various governmental regulations relating to their transfer, handling, packaging, use and disposal.  We store the ink at warehouses worldwide, including Europe, the United States, Mexico Asia Pacific and South Africa, and shipping companies ship it at our direction.  We face potential responsibility for problems that may arise when we ship the ink to customers.  We believe that we are in compliance with the applicable environmental laws and regulations.  While we customarily obtain insurance coverage typical for this kind of risk, if we fail to comply with these laws or an accident involving our ink waste or solvents occurs, then our business and financial results could be harmed.

•	We may be subject to the risk of loss due to fire because the materials we use in the manufacturing process of our inks are flammable.

Scitex Vision uses flammable materials in the manufacturing processes of its inks and may therefore be subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. Moreover, Scitex Vision has one main facility that manufactures these inks, which increases our exposure to such risk in case this facility is destroyed or materially damaged as a result of fire or otherwise. Scitex Vision maintains insurance policies to reduce losses caused by fire, including business interruption insurance. If this facility is damaged or otherwise ceased operations as a result of a fire, it would reduce manufacturing capacity and, consequently, may reduce revenues and adversely affect our business.

•	Our business is subject to risks from international operations.

We conduct business globally.  Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; regulatory, political, or economic requirements; business and government spending patterns; political and economic instability; and natural disasters.  While we exert efforts to mitigate the risks associated with our international operations, such as by operating through local companies in foreign markets and certain hedging activities in respect of our currency exchange risks, our business will be materially adversely affected if we fail to overcome the challenges we encounter in such operations.

•	Our results of operations may be harmed by currency fluctuations.

Because we generate revenues and expenses in various currencies, including in U.S. dollars, Euros and certain other European currencies, the South African Rand and New Israeli Shekels, our financial results are subject to the effects of fluctuations of currency exchange rates.  For example, we incur a significant portion of our expenses in New Israeli Shekels, or NIS.  As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel.  If the dollar cost of our operations in Israel increase, then our dollar-measured results of operations will be adversely affected.  Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against other currencies. However, we cannot predict whether and when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business. In addition, these measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

•	Some of our holdings are in companies that may be unable to obtain future financing.

Some of the companies in our group are emerging companies with no substantial operating history and have extensive research and development and marketing costs and limited revenues, if any.  In order to succeed, these companies may require additional capital to fund these costs, which may prove to be difficult.  If these companies are unable to obtain sufficient financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk.  This could adversely affect our financial performance.

•	The loss of the services of our key personnel could seriously harm our business.

Our future success depends to a large degree on the continued services of our senior management and key personnel.  In particular, we are dependent on the services of a small number of key executives.  The loss of their services, particularly to a competitor, could disrupt our operations and harm our business.

•	Our group companies may not be able to enforce covenants not to compete.

Some of our group companies currently have non-competition agreements with substantial numbers of their employees who are involved in research and development. In many cases, these employees are located primarily in Israel. These agreements prohibit the company’s employees, if they cease working for the company, from directly competing with the company or working for its competitors. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If any of our group companies cannot demonstrate that harm would be caused to it, the company may be unable to prevent its competitors from benefiting from the expertise of its former employees.

•	We may be deemed an “investment company” under the Investment Company Act of 1940.

We sold the business of SDP, one of our two principal operating subsidiaries, to Kodak in January 2004 and have invested a portion of the cash proceeds from the sale in short and long term investments. We currently operate, and intend to continue operating, in a manner that would allow us not to be deemed an “investment company” under the Investment Company Act of 1940. This may include investing the cash proceeds in a manner that will cause us to have less than 40% of our total assets (exclusive of cash and government securities), determined on an unconsolidated basis, invested in “investment securities” (as that term is defined in the Investment Company Act). If more than 40% of our total assets were invested in “investment securities,” we may be deemed to be an “investment company” under the Investment Company Act, unless we qualify for an exemption. If we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the Securities and Exchange Commission because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to offer or promote our securities in the United States.  As a result, we may elect to make investments or dispose of certain investments on terms that may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act.  If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act.  A violation of that law could subject us to material adverse consequences.

•	We are exposed to potential liabilities in connection with the sale of the business of SDP to Kodak.

We have agreed to indemnify Kodak for certain breaches of our asset purchase agreement, including in the case of breaches of our representations and warranties, up to a cap of approximately $50 million. A claim against us could result in substantial cost, which would have a negative impact on our financial condition. In addition, we have generated a significant amount of gain from the SDP transaction. Based on our assessment and that of our tax advisors, we believe that we are in compliance with all taxes due in relation with this transaction. The various tax authorities may not agree with our view. Any such disagreement or a subsequent tax dispute could result in tax liabilities in amounts which we currently cannot estimate. For more information, see under “Item 10C. Material Contracts – Sale of SDP” below.

•	We are exposed to decreases in the value of our financial investments.

As of December 31, 2003, we held $52.9 million in cash and cash equivalents. We hold part of our cash on hand in a variety of financial instruments, including different types of investment grade bonds.  If the obligor of any of the bonds we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor.  We may also be subject to loss to the extent that the market value of these bonds decline. This will harm our financial condition. For information on the types of our investments as of December 31, 2003, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk—Presentation of Exchange Rate and Interest Rate Risk.”

Risks Related to Operations in Israel

•	Political, economic and military instability in Israel or the Middle East may adversely affect our results of operations.

Our corporate headquarters and the principal offices, research and development, engineering and manufacturing operations of Scitex Vision, the principal facilities of several of our group companies, and many of our and their suppliers are located in Israel.  In addition, such companies are heavily dependent upon components imported into Israel.  Accordingly, our operations and financial results could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between Israel and the Palestinians. The hostilities between Israel and the Palestinians have intensified in mid-2002 and led to a crisis in the entire peace process and have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world.  Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations.  Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities.  These restrictive policies have harmed and may continue to harm the expansion of our business.  No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

•	Our results of operations may be negatively affected by the obligation of personnel to perform military service.

Some of our and our group companies’ executive officers and employees in Israel are obligated to perform military reserve duty annually. They may also be further subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers, key employees or a high number of other employees due to military service, and any disruption in our operations would harm our business.  The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

•	The tax benefits that some of our group companies currently receive are subject to several conditions and may be terminated or reduced in the future, which could increase our or their taxes.

Some of our Israeli group companies receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.”  To maintain eligibility for these tax benefits, a participant must continue to meet conditions stipulated in applicable law and in the specific approvals, including making specified investments in fixed assets.  If our applicable Israeli group companies fail to comply with these conditions, in whole or in part, in the future, these companies may be required to pay additional taxes for the period in which they benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.  These tax benefits may not continue in the future at their current levels or at any level.  From time to time, some of our Israeli group companies may submit requests for expansion of their Approved Enterprise programs or for new programs to be designated as Approved Enterprises.  These requests might not be approved, particularly in light of difficult economic conditions in Israel. The termination or reduction of these tax benefits could harm our financial condition and results of operations.

•

Because some of our group companies receive grants from the Israeli Office of the Chief Scientist, they are subject to ongoing restrictions, and such companies’ grant programs may be terminated or reduced in the future, which would increase our costs.

Some of our group companies receive royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless the participant obtains prior approval of a governmental committee.  As a condition to obtaining this approval, a participant may be required to pay the Office of the Chief Scientist up to 300% of the grants received and to repay such grants at a quicker rate.  In addition, a participant is prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee and is prohibited from transferring such technology to third parties outside Israel.  Any non-Israeli who becomes a holder of 5% or more of the participant’s share capital is generally required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph. Since Scitex currently participates in these programs solely through its subsidiaries and some of its group companies, we do not believe that any non-Israeli who becomes a holder of 5% or more of our outstanding shares is required to comply with the aforesaid notification and undertaking requirements.

We recorded grant participations of approximately $0.7 million in 2003 and approximately $0.7 million in 2002.  As of December 31, 2003, our contingent liability to the Office of the Chief Scientist with respect to grants received was approximately $3.6 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future.  These programs may not continue in the future at their current levels or at any level.  From time to time, we and some of our group companies may submit requests for new grants from the Office of the Chief Scientist.  These requests might not be approved, particularly in light of the reduction in government spending in Israel.  The termination or reduction of these grants could harm our financial condition and results of operations.

•	Israeli banking laws may impose restrictions on the total debt that we may borrow from Israeli banks.

Pursuant to a recent amendment to a directive published by the Israeli Supervisor of Banks, which became effective on March 31, 2004, we may be deemed part of a group of affiliated borrowers comprised of IDB Holding Corporation Ltd., the ultimate parent of Discount and Clal, our principal shareholders, and other companies which may be included in such group of borrowers pursuant to the directive. The directive generally provides that an entity will be subject to limitations on the amount of financing available to it from an Israeli bank if such entity is included within a group of borrowers, to which the amount of debt financing that has been extended from such Israeli bank exceeds certain limits as specified in the directive. As we are part of the IDB affiliated group of companies which includes many companies that require, or may in the future require, extensive credit facilities from Israeli banks for the operation of their businesses, we cannot assure you that our banks will not exceed these limits (if applicable to us) in the future. Should our banks exceed these limits, they may limit our ability to draw funds and may require us to return some or all of our outstanding borrowings (which were $53.9 million as of December 31, 2003), each of which may have a material adverse effect on our business, financial condition and results of operations. For additional information, see in Item 4B below under the caption “Government Regulations.”

•	A litigant may have difficulty enforcing US judgments against us, our officers and directors, our Israeli subsidiaries and affiliates or to assert U.S. securities law claims in Israel.

Service of process upon us, our Israeli subsidiaries and affiliates, and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel.  However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

	•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;
	•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
	•	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;
	•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;
	•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and
	•	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

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

•	Provisions of Israeli law may delay, prevent or make more difficult an acquisition of Scitex, which could depress our share price.

The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger.  Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) vote against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations.  In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer.  Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with Scitex, which could depress our share price.  For more information about provisions of Israeli law with respect to acquisitions, please see under “Item 10B. Memorandum and Articles of Association – Change of Control.”

Risks Related to the Market for Our Ordinary Shares

•	Volatility of our share price could adversely affect us and our shareholders.

The market price for our ordinary shares has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to numerous factors, such as:

	•	market conditions or trends in our industry;

	•	political, economic and other developments in the State of Israel and world-wide;

	•	actual or anticipated variations in our quarterly operating results;

	•	material corporate transactions; and

	•	entry into strategic partnerships or joint ventures by us or our competitors.

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile in the past three years.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  Shareholders may not be able to sell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility and we may not be able to raise capital through an offering of securities.

•	Two shareholders may be able to control us.

Clal, through CEI, its wholly owned subsidiary, and Discount (directly and through DIC Loans Ltd., its wholly owned subsidiary) own an aggregate of approximately 49% of our outstanding ordinary shares. In addition, they are parties to a voting agreement entered into in 1980.  Accordingly, Clal and Discount may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to:

	•	elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors);
	•	control our management; and
	•	approve or reject any merger, consolidation or sale of substantially all of our assets.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to Clal and Discount that are unrelated to us.  For more information about Clal, Discount and the 1980 Voting Agreement, please see under “Item 7.A – Major Shareholders.”

•	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

As more fully described in Item 10 – “Additional Information - Taxation” under the caption  “Tax Consequences if we are a Passive Foreign Investment Company,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if for any taxable year our passive income or our assets that produce passive income exceed specified levels.  If we are characterized as a PFIC, U.S. holders (as defined in Item 10) may suffer adverse tax consequences.  These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.  U.S. holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

•	Our ordinary shares are listed for trading in more than one market and this may result in price variations.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.                HISTORY AND DEVELOPMENT OF THE COMPANY

CORPORATE HISTORY & DETAILS

Our legal and commercial name is Scitex Corporation Ltd. and our legal form is a company limited by shares.  We were incorporated under the laws of the State of Israel on November 2, 1971, succeeding a predecessor corporation, Scientific Technology Ltd. that was founded on September 5, 1968.  Our corporate headquarters and principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43RD Floor, Tel Aviv, 67023, Israel.  Our telephone number in Israel is (972) 3 - 6075855.  Our Website address is www.scitex.com.  Information contained on our website does not constitute a part of this Annual Report.

We initially focused in imaging competencies in systems for the textile design market.  In 1979 we launched the world's first computerized, color prepress system.  In the 1990s we identified the evolving digital printing market and focused on commercializing innovative solutions for the graphic publishing industry in its transition from analog to digital printing, and made several key acquisitions of digital printing operations.  In April 2000 we sold our digital preprint operations and our print-on-demand systems business to Creo Inc. (Nasdaq: CREO, TSE: CRE).  We, through our subsidiaries, now design, develop, manufacture, market and support primarily industrial inkjet digital printing solutions.  In addition, we are engaged, through our affiliated companies and investments, in the field of Internet imagery.

MAJOR BUSINESS DEVELOPMENTS SINCE JANUARY 1, 2003

We are currently focusing, through Scitex Vision, on the wide format segment of the industrial inkjet digital printing market and, during 2003 and early 2004, we gradually eliminated our involvement in the digital preprint business (through our equity interest in Creo) and in the high-speed digital printing business (through SDP), mainly through:

•	the sale of the business of SDP to Kodak in January 2004;

•

the combination of the operations of Scitex Vision (formerly, Aprion Digital), a developer of “drop-on demand” inkjet technologies, in which we held 42.5% of the share capital, and Scitex Vision International (formerly, Scitex Vision), our wholly owned subsidiary until the consummation of such transaction in January 2003, and subsequent investments by us in Scitex Vision in July 2003 and May 2004;

•	the sale of the remainder of our shareholdings in Creo, a provider of solutions for the graphic arts industry;

•	the investment of $1.5 million in Jemtex InkJet Printing Ltd., or Jemtex, which increased our interest in Jemtex from 49.8% to 72.9%; and

•	on-going investments by Scitex Vision Ltd. in new products and markets.

In early 2004, we approved a plan to distribute approximately $118 million to our shareholders through a repurchase of shares from our shareholders and a cash distribution:

•

On May 14, 2004, we commenced a self tender offer to purchase up to 5,643,739 of our shares for $5.67 per share (up to $32 million in the aggregate) in cash. On June 18, 2004, we completed the tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28 million.

•	On June 22, 2004, we announced a distribution of $2.36 per ordinary share, or approximately $90 million in the aggregate, payable on July 12, 2004 to our shareholders of record as of June 30, 2004.

From mid-2003, we also underwent several key changes to our management team, as described in Item 6A below.

PRINCIPAL CAPITAL EXPENDITURE & DIVESTITURES

Since January 1, 2001, except for the self tender offer and the cash distribution described above, most of our principal capital expenditures have been for the acquisition of interests in other companies, as follows:

•       Since May 2001, we invested an aggregate of approximately $9.1 million in Objet Geometries Ltd., including $0.5 million that was invested in December 2003 in connection with Objet’s rights offering. We now hold an approximate 23.5% interest of Objet;

•       Between July 2000 and February 2002, we invested an aggregate of approximately $5.5 million in Jemtex and in the acquisition of Jemtex shares from third parties.  In December 2002, we invested $2.4 million in consideration for convertible notes coupled with warrants to invest an additional $1.6 million, of which we exercised and invested $0.8 million. In February 2004, we have completed an investment of $1.5 million in consideration for convertible debentures of Jemtex. We now hold an approximate 72.9% interest (80.5% assuming conversions of the debentures) in Jemtex;

•       In March 2001, Scitex Vision International acquired the ink manufacturing business of Techno Ink Manufacturing (PTY) Ltd., or TechInk, for a downpayment of $2.9 million and additional payments to TechInk of up to a maximum of approximately $5.5 million (approximately $1.9 million were paid to TechInk as of December 31, 2003), contingent upon the achievement of specified financial targets related to production and sales of inks by Scitex Vision International;

•       During 2001, we increased our holdings in Scitex Vision from 17% to 42.5% through the exercise of warrants in consideration for approximately $2.5 million, and the conversion of a convertible note in that company for no additional consideration.  In the fourth quarter of 2002, we signed an agreement to combine the operations of Scitex Vision and Scitex Vision International, our then wholly owned subsidiary, and in January 2003 we completed this transaction, as a result of which Scitex Vision became a majority owned subsidiary of ours and the parent of Scitex Vision International. In July 2003 and May 2004, Scitex Vision concluded rights offerings in which we invested approximately $5.0 million and $4.2 million, respectively, in accordance with our pro rata share of such offering. For more information about the Scitex Vision-Scitex Vision International transaction and the Rights Offerings, see in Item 7B below under the captions “Combination of Scitex Vision and Scitex Vision International” and “Rights Offerings by Scitex Vision,” respectively; and

•       In April 2002, Scitex Vision International acquired advanced digital printing technologies from Siantec SARL, or Siantec, by way of an asset purchase agreement for $2 million and additional payments of up to a maximum of $10 million, based on the achievement of specified financial targets, such as revenues and operating income from Scitex Vision International’s sales of systems and ink based on Siantec’s technology during a period of up to five years. $2 million of the consideration paid to Siantec was placed in an escrow account to cover possible indemnification claims by Scitex Vision International. Furthermore, we issued guarantees in favor of Siantec to secure Scitex Vision International’s obligations and payments under the agreement, and in favor of Bank Hapoalim, in the amount of $2 million, to secure a loan provided by the bank for the initial payment by Scitex Vision International. The outstanding principal amount (and interest accrued thereon) under such loan was approximately $0.9 million as of June 30, 2004. In February 2004, Siantec agreed to pay Scitex Vision International $1 million out of the escrow account and to waive its rights to the said contingent payments of up to $10 million in settlement of alleged breaches of representations and warranties made by Siantec in the asset purchase agreement.

Principal capital divestitures since January 1, 2001, are as follows:

•       In April 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo, in return for 13.25 million of Creo shares, and became the largest shareholder in Creo, initially with approximately 28.7% of the outstanding Creo shares. Creo, headquartered in Burnaby, Canada, is a high-technology company focused on the application of imaging and information technology, whose shares are publicly traded on the Nasdaq National Market and the Toronto Stock Exchange.  As part of the transaction, we issued to Creo an unsecured, non-interest bearing note due April 4, 2003, in the principal amount of $18,760,000, which was fully repaid in April 2003.  In November 2001, we sold 7.0 million shares of Creo for gross proceeds of approximately $78 million as part of a private placement to Canadian institutional investors. In June and August 2003, we sold 3.0 million shares of Creo for gross proceeds of approximately $24 million and 3.25 million shares of Creo for gross proceeds of approximately $31 million, respectively, as part of an arranged sale to various financial institutions in Canada and we no longer hold any Creo shares;

•       Vio Worldwide Limited, or Vio, a Scitex joint venture with British Telecommunications plc, was an application service provider, or ASP, to the print and publishing industry.  Launched in 1998, Vio was to provide a secure and reliable global graphic arts communication network combined with industry leading on-line software applications.   In early 2001, Vio’s shareholders resolved to gradually wind-down Vio’s operations, due to the joint venture's inability to reach financial profitability or to raise third party financing. Eventually it was sold to Citizen Ltd. in June 2001 for no consideration other than Citizen’s assumption of Vio’s ongoing liabilities;

•       In April 2002, we completed the sale of our shares in the Karat Digital Press joint venture, a developer of color digital offset press, to Koenig & Bauer A.G., or KBA, our joint venture partner, for approximately $14.4 million and for additional contingent future performance related payments.  Other terms of this transaction, announced in early 2001, include, among other things, the assumption by KBA of full responsibility for manufacturing, sales and customer support operations of Karat Digital Press machines worldwide; and

•        In January 2004, we completed a transaction to sell the business of SDP, our indirect wholly owned subsidiary, to Kodak.  This transaction is described under “Item 10C. Material Contracts – Sale of SDP” below

B.                BUSINESS OVERVIEW

OVERVIEW

We are leaders, through Scitex Vision, in the wide and super-wide format segment of the industrial inkjet digital printing market.  Our current operations, carried out by our operating subsidiaries, Scitex Vision and Jemtex, consist of the design, development, manufacture, marketing and support of products for the industrial inkjet digital printing market. In addition, we hold interests in a number of companies whose operations comprise related businesses operating within a single industry, including in the rapid prototyping market (through our equity interest in Objet) and in the Internet-related imaging market (through our equity interests in RealTimeImage and XMPiE). Until the second half of 2003, we also operated in the digital preprint business through our equity interest in Creo, and, through the end of 2003, we operated in the high-speed segment of the industrial inkjet digital printing market through our wholly owned subsidiary, SDP.

SCITEX VISION - WIDE FORMAT & SUPER -WIDE FORMAT PRINTERS

General

Scitex Vision Ltd. (formerly, Aprion Digital Ltd.), or Scitex Vision, is our majority owned subsidiary, based in Netanya, Israel. It is a leading developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and indoor and outdoor advertising posters. It is also engaged in the design, development, manufacturing and marketing of advanced digital printing presses and specialized water-based inks for the packaging and textile markets based on its patented drop-on-demand inkjet technology. As of December 31, 2003, Scitex Vision employed approximately 450 employees (including employees of its sales, marketing and support subsidiaries and part-time and temporary employees).

Scitex Vision was formed out of several acquisitions and transactions. The following is a brief outline of some of the key dates in Scitex Vision’s corporate history:

1994:	Idanit Technologies Ltd. was founded as an Israeli company.

1998:

Scitex acquired the operations of Idanit in February 1998 and, in October 1998, expanded its operations with the purchase of the super-wide format product line from the Israeli Matan group of companies.

1999:

Idanit’s name was changed to Scitex Wide Format Printing Ltd. on February 24, 1999.  In September 1999, Scitex formed Scitex Vision (under the name of Aprion Digital) out of its Advanced Printing Products division, together with several investors, including Clal and Discount.

2000:	The name of Scitex Wide Format Printing Ltd. was changed to Scitex Vision Ltd. (currently, Scitex Vision International Ltd.) on August 21, 2000.

2001:	Scitex Vision Ltd. (currently, Scitex Vision International Ltd.) acquired the ink manufacturing business of Techno Ink Manufacturing (PTY) Ltd., a company based in Capetown, South Africa.

2003:

In January 2003, the operations of Scitex Vision International (formerly, Scitex Vision Ltd.) were combined with those of Scitex Vision (formerly, Aprion Digital Ltd.), as a result of which, Scitex Vision International became a wholly owned subsidiary of Scitex Vision.

2004:	The name of Aprion Digital Ltd. was changed to its present name, Scitex Vision Ltd., on February 16, 2004.

Product Overview

Scitex Vision printers are dedicated to a wide array of applications including billboards, fleet marking, banners, street advertising, point-of-purchase displays and floor and window graphics, and applications for the packaging display market and, through strategic partners, for the textile market. Its printing systems are aimed at providing high-quality and cost-effective solutions to digital printing houses worldwide.  Scitex Vision operates principally in the following fields: wide format systems, super-wide format systems, and flatbed printing systems for the graphic arts, packaging, displays and textile printing applications.

Wide Format Printing Systems.

Scitex Vision’s wide format systems utilize piezoelectric drop-on-demand inkjet technology and the company’s proprietary multi-array technology. These wide format systems are especially designed for short and medium print run applications and a broad range of applications, such as point-of-purchase displays, outdoor billboards, fleet marking, street advertising and bus shelters.  Scitex Vision wide format systems have become an industry standard among paper billboard printers in Europe and the United States . Representative products in this category are:

•

TURBOjet.  With printing speed of over 400 square meters per hour and a high printing resolution (of up to 440 dpi (dots-per-inch)), the TURBOjet is designed to provide a high-quality, high-speed and low-cost industrial digital printing solution for the screen printing and offset industry.

•

Superjet. The Superjet is an industrial roll-to-roll printing system that prints with environmentally friendly water-based inks, at a high printing resolution (600 dpi). It is designed to provide high image and text quality at high printing speeds for unique applications, such as point-of-purchase displays and banners.

Super-Wide Format Printing Systems.

Scitex Vision’s super-wide format systems are especially designed for short print run applications on formats of between two to five meters wide for a broad range of applications, including billboards, point-of-purchase, truck-side curtains, vehicle wraps, textile and carpet printing, floor and window graphics, wall coverings, exhibition graphics and banners, and theater and television backdrops. Representative products in this category include the Scitex Grandjet S+™ and the Scitex XLjet+ line of systems that print on formats of up to two, three and five meters wide, the only limitation on length of the print being the size of the roll.  If wider print widths are required, the Grandjet S+ and XLjet systems create a print layout in sections that, when seamed and placed together, create a continuous and seamless-looking image in super-wide formats such as mega posters.  These systems differ mainly in their image quality, number of colors, throughput capability and price. Like Scitex Vision’s wide format digital printing systems, the Scitex Grandjet S+™ and Scitex XLjet+ systems utilize piezoelectric drop-on-demand inkjet technology.  However, unlike the wide format systems, which are drum-based (except for the Superjet), they are based on a roll-to-roll technology, using a print process in which the substrate is placed on two long cylindrical shafts at the base of the printer. Scitex Vision     recently introduced Grandjet Classic, which is designed to allow a combination of a cost-effective and reliable printing solution with high productivity and versatility (in terms of applications and substrates), primarily for new entrants to the super-wide format market.

Flatbed Printing Systems.

Following the acquisition of flatbed and UV curable ink technologies in April 2002 from Siantec SARL, Scitex Vision has developed, and in 2003 launched, the Scitex VEEjet, an advanced versatile flatbed wide format digital system designed to print on a wide range of rigid and flexible substrates for the graphic arts market using environmentally friendly UV curable inks.  Several VEEjet systems have been sold and installed at customer sites.

Industrial Inkjet Presses.

Scitex Vision designs, develops, manufactures and markets advanced digital printing presses and specialized water-based inks for industrial applications based on its patented drop-on-demand inkjet technology.  This technology, initially developed under Scitex’s former Advanced Printing Products division, is based on piezo inkjet heads with a patented multi-layer construction designed to provide high printing speed, flexibility of media choice and high reliability.  Applications include packaging and displays, graphic arts and textile. The industrial inkjet press system exists in roll-to-roll and sheet-fed versions.  It is a cost-effective, piezo-driven, drop-on-demand inkjet system with a traversing print array.  The press can handle short runs printed on materials up to 63 inches in width and is designed for industrial applications. Representative products include:

•

CORJet. The CORJet is designed to provide a flexible, high-quality and high-printing speed product for  short and medium run prints on corrugated displays and packaging applications. It is a fully automated system that prints with environment-friendly industrial digital inkjet press for cost-effective short runs.

•

DreAM. The DreAM is an industrial digital printer for textile applications for short and medium fabric print runs for specialized clothing, home furnishings, automotive and other technical textiles, flags and banners, and emerging applications. It prints with printing speed of up to 150 square meters per hour and at a high printing resolution (600 dpi) directly on woven, knitted and non-woven fabrics. The DreAM was introduced in December 2002 by Reggiani Macchine S.p.A. of Italy, and combines Reggiani’s proprietary substrate-conveying system with Scitex Vision’s inkjet heads and uses completely novel printing inks, developed especially by Ciba Specialty Chemicals of Switzerland. Pursuant to Scitex Vision’s agreement with Reggiani and Ciba, Reggiani is responsible for the integration, marketing and service of the DreAM while the inks are developed and marketed by Ciba.

Consumables.

•

Inks. The inks used with Scitex Vision’s printing systems are an important element of the printing process.  The quality of the prints depends in part on a number of factors relating to the inks, including the compatibility of the inks with the printheads, the color gamut achievable with the inks, the ink gloss and the color density.  In addition, outdoor applications require additional characteristics in the ink such as durability and abrasion resistance to protect against the elements.  Scitex Vision sells inks that are specially formulated to work with its systems.  Most of the inks sold are solvent-based pigmented inks.  In March 2001, following the acquisition by Scitex Vision of Tech-Ink, one of the leading state-of the-art ink manufacturers, located in Cape-Town, South Africa, the inks are manufactured by Tech-Ink.  In April 2001, Scitex Vision introduced the innovative VisionInk program to the market, whereby customers are able to select inks that have been specially developed for both their printing systems and their applications.

•

Substrates.  Scitex vision offers its customers in certain regions specialized media substrates for its super-wide format and wide format systems. Those substrates are formulated by third party suppliers according to Scitex Vision’s specifications and are designed to be particularly compatible to those printing systems.

Manufacturing

Scitex Vision outsources the manufacturing of many of the components for its systems to its own specifications and purchases off-the shelf components for its systems from third party vendors.  The most important third party vendors for its printing systems are the suppliers of the printheads used in such systems, and the subcontractors for assembly of its wide format systems.

Final integration and quality control testing of Scitex Vision’s wide and super wide format systems is conducted at its facilities in Netanya, Israel, where it also assembles its wide and super-wide format systems and conducts full system integration and quality assurance testing.

Most of the parts, components and commodities used by Scitex Vision in the manufacture and assembly of its products are available from several sources, although it currently purchases a substantial number of items from single suppliers.  In some cases, there is only one source of supply for a component or commodity used by it.  In particular, Scitex Vision currently has only single sources for the supply of the printheads for its wide format printers and for its super-wide format printers.  While Scitex Vision conducts a continuous process of evaluation of the main printheads available in the market, if either of these printhead suppliers were to discontinue the manufacture or supply of printheads, Scitex Vision believes it would have difficulties in locating alternative suppliers or manufacturing these products itself within a reasonable time frame.

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

In the field of industrial inkjet press system for the textile market, Scitex Vision also operates through original equipment manufacturers (OEMs) and cooperation agreements, whereby a family of print modules incorporating its unique printhead technology for this field is used by its business partners in a variety of configurations and applications.

Sales & Marketing

Scitex Vision has a large customer base with over 1,300 systems installed globally to date. It sells its products through its direct sales force, indirect distribution channels and third party joint sales arrangements:

•

Direct sales.  Scitex Vision formed regional subsidiaries that operate as distribution units principally in North America and Europe, and, since early 2003, also in the Asia Pacific region. These subsidiaries carry out direct sales and marketing as well as service and logistics for its products in their respective regions.

•

Distribution channels.  Scitex Vision relies on third party distributors and dealers to conduct sales and marketing in Latin America and in certain countries in Europe, Asia Pacific, Africa and the Middle East.

•	Joint sales arrangements. Scitex Vision sells and distributes products in conjunction with certain third party products.

Equipment sales are typically made on terms requiring an advance payment, with the balance of the purchase price payable in stages, generally on delivery and on or shortly after acceptance of installation.  Scitex Vision has agreements with third party financing companies for long-term financing of purchases of its equipment by certain customers.

Customer Support

Scitex Vision believes that a high level of customer service, technical support and training is important in achieving customer satisfaction and market acceptance of its products.  It has a dedicated customer service and support team, consisting of over 100 engineers, technical and application specialists, and logistics and management personnel.  These personnel are located in the United States, Europe and Asia as well as at the company's headquarters in Israel.  The customer support team is responsible for providing installation services; post-sales support, and warranty services.  Scitex Vision maintains a training facility at its headquarters in Israel for its customer support team and customers.  In addition, its sales demonstration facilities in Brussels, Belgium and Atlanta, U.S.A., are also used for training purposes.

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

In 2003, Scitex Vision generated approximately $42 million of revenue from the supply of consumables and service operations, representing approximately 41% of its total revenues compared to approximately $33 million, or 38% of its total revenues, in 2002.

Competition

The primary competitive factors affecting sales of Scitex Vision’s products are price, productivity, product features, application versatility, reliability, support, print quality, durability and cost of inks and substrates.  Other competitive factors include the reputation of the manufacturer and access to product financing.

We believe that the Scitex TURBOjet wide format systems, the Scitex Grandjet and Scitex XLjet super-wide format systems, as well as the VEEjet flatbed and CORjet packaging systems, are generally competitive on price and features and have certain advantages and disadvantages as compared to competitors' products.  While certain of the systems may be slightly more expensive than the printing systems offered by Scitex Vision’s competitors, we believe they are competitive based on other factors, such as superior performance regarding quality of prints and speed of output and certain other competitive criteria and unique solutions.

Scitex Vision’s principal competition is as follows:

•

Super-wide format.  Scitex Vision has two main competitors in the super-wide format market: NUR Macroprinters Ltd. of Israel and Vutek, Inc. of the United States.  Recently, several additional producers, mostly from China, have entered the super-wide format printing market with low cost products emulating Scitex Vision’s entry-level printing systems. Scitex Vision faces strong competition in this market, mainly in the Asia Pacific region.

•

Wide format.  Scitex Vision also competes in the wide format market with traditional, analog printing methods, particularly screen and offset printing, which continue to be the main methods used in wide format printing. The main competitors in this market are the screen printing manufacturers, such asThieme GMBH & Co. KG of Germany and M&R Sales and Service, Inc. of the U.S.

•

Flatbed.  Scitex Vision has several competitors in the digital flatbed market, including Vutek with its PressVu flatbed versions; Nur Macroprinters with its Tempo line of products; Inca Digital Printers of the U.K. with its Spyder, Eagle and Columbia printers; and Durst Phototechnik AG of Italy with its Rho 160 and Rho 205 printers.

•	Industrial Inkjet Presses. Our main competitor in this market, mainly in the packaging and display segments, is Inca with its Columbia line of printers.

•	The textile digital printing market. This market is in the early stages of development and we are currently not aware of any specific competitors or competitive patterns.

•

Consumables.  Certain ink manufacturers, including Sericol Limited of the U.K. and Triangle Digital LLC of the U.S., are developing or have developed inks that are compatible with Scitex Vision’s systems.  Scitex Vision is facing increased competition for the sale of inks for use with these systems, which could materially adversely affect future revenues from the sale of inks.  Scitex Vision’s approach to this market is to compete based on its VisionInk concept, which allow customization of the inks which it supplies for use on its printing systems and the provision of a single source for most of a printer’s digital printing requirements, including after-sales service and consulting, inks and media.  In the field of substrates, there is a large number of suppliers who currently supply, or could supply, Scitex Vision’s customers with substrates, many of whom are companies with very substantial resources, sales and marketing infrastructure and know-how.

GROUP COMPANIES

Below is a brief description of our principal group companies.

Jemtex Ink Jet Printing Ltd.

Jemtex, located in Lod, Israel, was established in 1995.  It employed, as of December 31, 2003, approximately 30 people.  We currently hold an approximate 72.9% interest in Jemtex.

Jemtex is a developer and manufacturer of inkjet based digital systems, printheads and engines for the industrial printing markets, primarily ceramic tiles and textile printing.  Jemtex’s Continuous Ink Jet technology is designed to allow for customization, higher flexibility in design, file changes during print runs, smaller production runs, and faster turnaround time from print order to delivery of printed material.  For example, it allows for the use of an expanded variety of inks and increased flexibility in applying color techniques to a variety of different types of fabrics.  Jemtex has developed solutions for nozzle design, drop assignment and image processing algorithms for multi-nozzle alignment, calibration and on-line video process control.  The design of its printheads and modular implementation are aimed to assure fast assembly and up time, as well as smooth operation with higher viscosity inks and colorant concentrations. Jemtex’s current strategy is operating through strategic alliances with leading printing houses and major original equipment manufacturers.

Jemtex has recently introduced a new digital printing decoration system for ceramics named Gema II. The Gema II is designed to operate at productivity levels comparable to conventional printing while providing the advantages of digital printing. Due to the expected savings in color stocks, printing drums and set-up times associated with analog printing, this system is expected to be highly cost effective compared to current competing solutions.  Jemtex is also developing a static inkjet printhead, which is expected to be the widest static inkjet printhead in operation, for use in quality printing of textiles. This printhead is currently in advanced trial phases.

Objet Geometries Ltd.

Objet, located in Rehovot, Israel,was founded in 1998.  It employed, as of December 31, 2003, nearly 70 people.  We currently hold an approximate 23.5% interest in Objet.

Objet is a leading developer and manufacturer of three-dimensional (3D) inkjet printing systems and it operates in the rapid prototyping market.  Objet’s systems enable designers and mechanical engineers to create 3D models directly from CAD (computer aided design) files.  Objet developed the Objet Studio software that interfaces between the CAD files and the Objet 3-D printers. The Objet’s printers use photopolymer-jet technology to produce the model out of digital files created in the mechanical design process in a wide variety of industries that need to physically verify, model or prototype their designs early in the product development process.

During 2002, Objet began commercial deliveries of the Objet Quadra Tempo, an advanced version of the Objet Quadra with higher speeds, reducing overall printing time over the earlier version. During 2003, Objet began commercial shipments of the Eden 330 and the Eden 260 Rapid Prototyping systems using Objet’s newly developed Single Head Replacement (SHR) technology.

RealTimeImage Ltd.

RealTimeImage (formerly RTimage Ltd.), or RTI, was formed in 1996.  It is headquartered in San Bruno, California, with research and development operations in Or-Yehuda, Israel, and employed, as of December 31, 2003, about 60 employees.  We currently hold an approximate 14.9% interest in RTI.

RTI is a leading innovator and developer of Internet-based imaging products and services for healthcare professionals and, until May 2004, for the graphic arts market.  It provides high quality, real time, Internet imaging platforms, allowing users to transform image-based workflows into online workflows.  RTI currently offers one principal line of products:

•

iPACS™ is a family of digital imaging workflow solutions designed for use by healthcare professionals in hospitals and imaging centers.  It is designed to allow a user to share medical images instantaneously and without loss in quality over any Web connection. iPACS products are currently deployed at more than 500 hospitals and imaging centers around the world.

In May 2004, the RealTimeProof business of RTI, a family of online proofing and collaboration products designed for the graphic arts market was sold to Kodak Polychrome Graphics (KPG).

XMPiE Inc.

XMPiE is a spin-off from Scitex, formed in 2000, that develops and markets software solutions for publishing, using personalized marketing.  The XMPie software platform is designed to allow organizations and marketing service providers, such as digital commercial printers and direct marketing agencies, to efficiently conduct direct marketing campaigns with one-to-one customer communication and graphically rich personalized messages.  XMPie is headquartered in New York, New York and, as of December 31, 2003, employed approximately 30 people.  We currently hold an approximate 5.4% interest in XMPiE.

DISCONTINUED OPERATIONS (SDP)

In January 2004, we completed a transaction to sell the business of Scitex Digital Printing, Inc., or SDP, our indirect wholly owned subsidiary, to Eastman Kodak Company, or Kodak.  This transaction is described under “Item 10C. Material Contracts – Sale of SDP” below. As a result of this transaction, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SDP. Nevertheless, since the operations of SDP comprised one of our principal activities in the past 10 years, the following is a brief description of SDP’s business as of December 31, 2003. Accordingly, the following description of SDP’s business, to the extent it uses the current tense, is not purported to describe the current operations of SDP. For example, SDP’s products have been renamed by Kodak and SDP’s business is now conducted under the name of Kodak Versamark, Inc., a wholly owned subsidiary of Kodak.

General

SDP is a wholly-owned subsidiary of Scitex, based in Dayton, Ohio.  It develops and manufactures high speed, computer-driven, variable-data inkjet printers, which it also markets, sells and supports.  Ancillary operations in Europe and the Far East provide sale, marketing and support services of SDP’s products outside the United States.  SDP, together with such ancillary operations, had, as of December 31, 2003, a total workforce of approximately 730 employees (including part-time and temporary employees).

Product Overview

SDP’s systems produce hardcopy output of digital data files generated entirely on a computer or originating from a computer.  SDP focuses on long-run, high-volume, printing in monochrome, spot color and full process color.  Among the applications included are personalization of promotional mailings, billings, statements, books, bar codes and lottery tickets.

The technology in these systems involves a proprietary continuous inkjet printing technology developed by SDP. It utilizes a nearly microscopic stream of ink that is separated into droplets of predictable size.  Selected droplets then are deflected by an electrostatic charge directly onto the paper or other substrates to create an image. These systems primarily serve commercial and in-plant printers in digital printing of variable information, in page-wide, partial-page and narrow formats, in monochrome, spot or process color.

Page-Wide Format Products.

SDP’s page-wide format systems are used for full-page, variable printing up to 18 inches wide on one or two sides.  These systems are designed to provide good quality at ultra-high production speeds and at low operating cost-per-page for direct mail, billings, statements, book printing, or any variable printing application. Representative products include:

•

Scitex VersaMark™  high speed printing system, introduced in early 1999, combines high speed, and low cost per page in a turnkey solution that is neatly set into a modular, and entirely upgradeable package.

•

Scitex VersaMark Business Color Press™, or BCP, a high speed digital full color press, was introduced in May 2000.  It is aimed towards a broad range of applications, including direct mail, coupon and catalog printing, book publishing, and statement printing.

•

Scitex VersaMark™ Vantage™ was introduced in April 2002.  The VersaMark™  Vantage™, part of the BCP products portfolio, targets commercial printers who seek an affordable solution to combining the benefits of digital color printing and the flexibility of variable data for one-to-one direct mailings, personalized billing and transaction statements, and individualized, on-demand printing for books and catalogs.

Partial-Page Format Products.

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

Narrow Format Products.

Narrow format systems, with a variety of printheads, are used in applications such as personalization, direct addressing, bar coding and numbering, applied as single, spot or highlight color. The Scitex Dijit printing system prints variable information for automatic direct addressing, personalization, messaging, numbering and dating at speeds up to 1,000 fpm.  The compact and modular system can be used with a variety of third party equipment such as web presses, bindery lines, folders or mailing bases.  In September 2002, SDP introduced two new products to the Scitex Dijit family of printing systems, the Dijit® Passport™ and the Dijit® Liberty™.

Workflow Products.

SDP provides its customers with a range of workflow products supporting the preparation of data for high-speed digital printing and, in particular, for merging variable content into the printed document in an optimized manner. For example, the Scitex Composer is a suite of application software that includes four modules - Web Layout, PageComp, Data Merge, and IJPDS Proofer.  This combination provides users all the tools required to easily design, lay out, define, and proof variable content jobs and is compatible with industry-standard software used in a broad-range of applications.

Inks.

SDP develops and manufactures a range of black, selected spot color and process color inks that are sold for use with all of the printing systems.  Different inks are available for optimal use with different media and applications. SDP also partners with other ink manufacturers to provide a wider variety of inks for its customers.

Manufacturing

SDP’s manufacturing facilities are based in Dayton, Ohio, although it also uses subcontractors in connection with certain types of work and activities. Product quality control tests and inspections are performed at various steps throughout the manufacturing process. Most of the parts, components and commodities used by SDP in the manufacture and assembly of its products are available from several sources.

Sales & Marketing

SDP has a large customer base with over 9,000 units installed worldwide. It generally markets and sells its own products through a global direct sales force.  Sales organizations are strategically located throughout the United States, with several subsidiaries dedicated to SDP’s products in Europe, Japan and Asia, providing sales and support.  In certain areas, SDP also utilizes dealers and value added resellers (VARs).

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

As of December 31, 2003, the customer support operations worldwide of SDP engage over 170 employees, comprising engineers, technical and application specialists as well as logistics and management personnel.  In certain areas, services are provided through distributors and resellers, who provide technical and applications support through locally trained engineers.

CUSTOMERS & SALES

The following table sets forth the amounts and relative percentages of our revenues from continuing operations (i.e., excluding revenues from the operations of SDP) by geographical markets, for the years indicated:

	Year Ended December 31,*

	2003		2002		2001

	(US dollars in thousands)

North America (mostly United States)	$19,650	19.1%	$17,814	20.8%	$18,690	20.4%
Mexico	15,178	14.8%	8,725	10.2%	1,221	1.3%
Europe (West)	25,313	24.6%	24,524	28.6%	29,339	32.0%
Europe (East)	11,580	11.2%	12,980	15.2%	6,846	7.5%
Far East	12,460	12.1%	16,647	19.4%	29,860	32.6%
Other countries	18,699	18.2%	4,971	5.8%	5,662	6.2%

Total	$102,880	100.0%	$85,661	100.0%	$91,618	100.0%

*  Please see Note 15b to our consolidated financial statements included in this Annual Report. For revenues from discontinued operations, see Note 1b.

In each of the years 2003, 2002 and 2001, no end-user customer or distributor accounted for more than 10% of our revenues.

The following table sets forth our revenues from continuing operations (i.e., excluding revenues from the operations of SDP) for the years 2001 through 2003 attributable to our principal sources of revenue/business activities:

	Year Ended December 31,*

	2003		2002		2001

	(US dollars in thousands)

Sales	$60,653	59.0%	$52,847	61.7%	$59,753	65.2%
Services	5,638	5.5%	5,098	6.0%	4,174	4.6%
Supplies	36,589	35.5%	27,716	32.3%	27,691	30.2%

Total Revenues	$102,880	100.0%	$85,661	100.0%	$91,618	100.0%

*    As a result of the sale of SDP business to Kodak in January 2004, our consolidated financial statements for the periods ended December 31, 2001, 2002, and 2003, were reclassified and we now report in one segment, wide format digital printing.  Please see Note 15a to our consolidated financial statements included in this Annual Report. For revenues from discontinued operations, see Note 1b.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

The digital printing industry is characterized to a great extent by its reliance on proprietary technology.  We believe that we own or have the license to use the technologies used in our products.  We currently rely on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products. However, no assurance can be given that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology.  There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective.  Moreover, the laws of some foreign countries in which we sell or may sell our products may not fully protect, or may not protect at all, our proprietary rights in products.  We take precautionary measures to maintain our trade secrets such as requesting our employees and selected parties, including key dealers, subcontractors and distributors, to sign confidentiality agreements, non-competition agreements or non-disclosure agreements, as applicable.  However, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose our proprietary technology, or that we can meaningfully protect our rights to such proprietary technology not subject to patent protection.

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

GOVERNMENT REGULATIONS

Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced in Israel by Scitex’s Israeli subsidiaries, joint ventures and group companies.  In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products.  However, there can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli subsidiaries, joint ventures and group companies, thereby materially harming our and their businesses.

Scitex Vision and some of our group companies receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs.  Some of our group companies also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.”  The participation in these programs is subject to compliance with certain conditions and imposes certain restrictions upon these companies.  For more information about the Office of the Chief Scientist, tax benefits for Approved Enterprises and export controls, see “Item 5B – Liquidity and Capital Resources – Grants from the Office of the Chief Scientist” and “Item 10E – Taxation – Israeli Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,” respectively.

Pursuant to a recent amendment to a directive published by the Israeli Supervisor of Banks, which became effective on March 31, 2004, we may be deemed part of a group of affiliated borrowers comprised of IDB Holding Corporation Ltd., the ultimate parent of Discount and Clal, our principal shareholders, and other companies which may be included in such group of borrowers pursuant to the directive. The directive generally provides that an entity will be subject to limitations on the amount of financing available to it from an Israeli bank if such entity is included within a group of borrowers, to which the amount of debt financing that has been extended from such Israeli bank amounts to 30% of such bank’s capital, or is a member of one of the bank’s six largest borrowers or groups of borrowers to which, collectively, the amount of debt financing that has been extended from the bank amounts to 150% of such bank’s capital (gradually reduced to 135% between April 2005 and June 2006). As we are part of the IDB affiliated group of companies which includes many companies that require, or may in the future require, extensive credit facilities from Israeli banks for the operation of their businesses, we cannot assure you that our banks will not exceed these limits (if applicable to us) in the future. Should our banks exceed these limits, they may limit our ability to draw funds and may require us to return some or all of our outstanding borrowings (which were $53.9 million as of December 31, 2003), each of which may have a material adverse effect on our business, financial condition and results of operations. The directive also provides that a bank may request that the Israeli Supervisor of Banks exempt certain entities from the scope of the definition of a group of borrowers. Since we currently do not believe that the directive will impact us, we do not currently intend to request that our banks seek an exemption on our behalf from the Israel Supervisor of Banks. Should we decide to make such a request of our banks, there can be no assurance that our banks would agree to request an exemption from the Israel Supervisor of Banks on our behalf or that the Israel Supervisor of Banks would grant an exemption, if requested.

We are also governed by foreign and domestic federal, state and local laws of general applicability, such as laws regulating working conditions. In addition, we are subject, as are manufacturers generally, to various foreign and domestic federal, state and local environmental protection laws and regulations, including those governing the discharge of material into the environment.  Compliance with such environmental provisions is not expected to have a material adverse effect on our operations in the foreseeable future.

C.                ORGANIZATIONAL STRUCTURE

Scitex is part of a group of which it is the parent company.  The following table sets forth the name, jurisdiction and ownership and voting interest of our principal operating subsidiaries, as of the date hereof:

Name	Jurisdiction	Ownership and Voting Interest
Scitex Vision Ltd.	Israel	75.5% (1)
Scitex Vision International Ltd.	Israel	75.5% (1)
Jemtex Ink Jet Ltd.	Israel	72.9% (2)

(1)  In January 2003, Scitex Vision International became a wholly owned subsidiary of Scitex Vision and an indirect majority owned subsidiary of ours due to our interest in Scitex Vision.   See “Item 6E – Share Ownership – Subsidiaries Stock Option Plans” with respect to options to acquire shares in these companies.
(2)  On an as-converted basis.

We also have a number of direct and indirect wholly owned subsidiaries, mainly regional, that carry out ancillary operations for Scitex Vision and Scitex Vision International, primarily sales, marketing and customer support.  A full list of our significant subsidiaries, including name and country of incorporation  is appended as Exhibit 8 to this Annual Report.

D.                PROPERTY, PLANT AND EQUIPMENT

In January 2004, we relocated to new corporate administrative offices in Tel Aviv, Israel, consisting of approximately 1,780 square feet of floor space pursuant to a Services Agreement between us and Discount Investment Corporation Ltd., one of our major shareholders.  For more information about the Services Agreement, please see under “Item 7B. Related Party Transactions.”

Scitex Vision rents nearly 124,000 square feet in Netanya, Israel, for use as its principal administrative, manufacturing and research and development facility.  The term of this lease is through 2010, with an option to terminate in 2005. Elsewhere in the United States, Scitex Vision leases a number of other facilities, aggregating approximately 19,200 square feet, used primarily for sales, marketing and customer support.  Outside Israel and the United States, Scitex Vision leases additional office space, primarily in Brussels, Belgium; Hong Kong; Mexico City and Capetown, South Africa and various other European centers.  These facilities currently comprise approximately 67,600 square feet of floor space.

Jemtex leases nearly 15,500 square feet in Lod, Israel, for use as its administrative, manufacturing and research and development facility.  The term of this lease is through 2010, with an option to terminate in 2005.

We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with U.S. GAAP.  The preparation of these financial statements requires us to make estimates, judgments and assumptions, which may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Accordingly, actual results may differ from these estimates or judgments under different assumptions or conditions.  In this respect, we urge you to read the discussion under the caption “Critical Accounting Policies” below.

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

OVERVIEW

Scitex, through Scitex Vision, is a leader in the wide format segment of the industrial inkjet digital printing market.  Our operations, carried out by our operating subsidiaries, Scitex Vision and Jemtex, consist of the design, development, manufacture, marketing and support of products for the industrial inkjet digital printing market.  In addition, we hold interests in a number of companies whose operations comprise related businesses operating within a single industry, including in the rapid prototyping market (through our equity interest in Objet) and in the Internet-related imaging market (through our equity interests in RealTimeImage and XMPiE). Until the second half of 2003, we also operated in the digital preprint business through our equity interest in Creo, and, through the end of 2003, we operated in the high-speed segment of the industrial inkjet digital printing market through our wholly owned subsidiary, SDP.

During 2003 and early 2004, we underwent substantial changes, including:

•	the sale of the business of SDP to Kodak in January 2004;

•

the combination of the operations of Scitex Vision Ltd. (formerly, Aprion Digital), a developer of “drop-on demand” inkjet technologies, in which we held 42.5% of the share capital, and Scitex Vision International Ltd. (formerly, Scitex Vision), our wholly owned subsidiary until the consummation of such transaction in January 2003,  and subsequent investments by us in Scitex Vision in July 2003 and May 2004;

•	the sale of the remainder of our shareholdings in Creo, a provider of solutions for the graphic arts industry;

•

the investment of $1.5 million in Jemtex, which increased our interest in Jemtex from 49.8% to 72.9%. As a result, commencing with the first quarter of 2004, we are consolidating the results of Jemtex with ours, which have been previously treated by us as an investment accounted for under the “equity” method; and

•	key changes to our management team, including the appointment of Mr. Raanan Cohen as our Interim President and Chief Executive Officer in January 2004 and the changes to our board of directors.

In addition, in January 2004, we approved a plan to distribute approximately $118 million to our shareholders through a repurchase of shares from our shareholders and a cash distribution:

•

On May 14, 2004, we commenced a self tender offer to purchase up to 5,643,739 of our shares for $5.67 per share (up to $32 million in the aggregate) in cash. On June 18, 2004, we completed the tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28 million.

•	On June 22, 2004, we announced a distribution of $2.36 per ordinary share, or approximately $90 million in the aggregate, payable on July 12, 2004 to our shareholders of record as of June 30, 2004.

In 2001 and 2002, we recorded net losses in the respective amounts of approximately $253 million and $32 million, respectively, primarily as a result of write-downs and losses of $215.9 million (in 2001) and write-downs of $22.3 million (in 2002) associated with our holdings in Creo.  In 2003, we recorded net income of approximately $1.4 million, as a result of an improvement in the general market for commercial printers equipment and consumables and $8 million that was recognized as a tax benefit related to the sale of the business of SDP to Kodak.  The $1.4 million of net income resulted from offsetting approximately $20 million of net income from discontinued operation (namely, SDP) with a net loss of approximately $18.6 million from continuing operations (mainly, Scitex Vision).

Key Factors Affecting our Results

Our operating results may be affected as a result of a number of factors, including:

•	Global or regional economic conditions;

•

Our revenues are directly related to our ability to identify high potential products while they are still in development and to bring them to market quickly and effectively.  Efficient and productive research and development is essential in this environment as we, like our competitors, search to introduce cost-efficient printing solutions to the digital printing market. The need for increased resources in order to take advantage of the full range of new research and development technologies has been among the reasons for the consolidation which has taken place across the industry, and for the increase in collaborations between leading companies and niche players at the forefront of their particular technology areas. The growth in new technology, particularly of industrial inkjet digital printing technologies, if at all, is likely to have a fundamental impact on the digital printing industry as a whole, and upon our future development;

•

Exchange rate exposure also affects our results as we have both sales and costs in many currencies other than the U.S. dollar (mainly in Euro).  In 2003, the European currencies increased in value relative to the U.S. dollar, with the Euro increasing in value relative to the dollar by 20% during the year.  In Israel, the New Israel Shekel increased in value relative to the dollar by 8% during 2003.  Our results have not been significantly affected by inflation. See “Impact of Inflation and Exchange Risks” below;

•

Our operating results may also be affected as a result of various other factors, such as general economic conditions; the capital spending patterns of our customers; the level of competition that we encounter; the size and timing of orders, including order deferrals, and subsequent shipments; software and hardware development problems; one-time charges; mergers or acquisitions; and other factors which are more fully described under “Item 3–Key Information–Risk Factors.”

A.                OPERATING RESULTS

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues from continuing operations for the periods indicated:

	Year ended December 31,

	2003	2002	2001

Revenues	100.0%	100.0%	100.0%
Cost of revenues	56.7	53.6	52.2

Gross profit	43.3	46.4	47.8
Selling and marketing expenses	19.6	23.1	23.2
General and administrative expenses	14.7	15.9	17.9
Research and development costs, net	10.8	8.2	6.6
Restructuring charges	1.6	-	0.6
Amortization of intangibles	5.7	3.5	9.2
Write-down of intangible assets	2.9	-	16.4
Total operating expenses	55.3	50.7	73.9

Operating income (loss)	(12.0)	(4.3)	(26.1)
Financial income (expense), net	(2.6)	(3.7)	(3.2)
Other income (expense) – net	0.8	(30.7)	(14.2)
Write-down of investment in an associated company	-	-	(163.4)

Income before taxes on income	(13.8)	(38.7)	(206.9)
Taxes on income	(2.3)	0.8	(3.2)
Share in losses of associated companies	(5.5)	(4.8)	(73.7)
Minority interests in losses of a subsidiary	3.4	-	-
Net income from discontinued operations	19.5	5.3	7.6

Net income (loss)	1.3%	(37.4)%	(276.2)%

EXPLANATORY NOTES

•

Adjustment to the Equity Method: Our consolidated financial statements for the period ended December 31, 2001 were adjusted retroactively, in order to reflect, the change in the method of accounting of our investment in Objet Geometries Ltd. from the cost method to the equity method. See Note 2w to our consolidated financial statements included in this Annual Report.

•

Consolidation of Scitex Vision:  As a result of the transaction to combine the operations of Scitex Vision and Scitex Vision International that was completed in January 2003, Scitex Vision became a majority owned subsidiary of ours and the parent of Scitex Vision International.  Our financial results for the periods ended December 31, 2001 and 2002, included in this Annual Report, did not consolidate Scitex Vision’s financial statements (other than as an investment accounted for under the “equity” method, as applicable), whereas our financial results for the period ended December 31, 2003, included in this Annual Report, consolidate Scitex Vision’s financial statements. See Note 3a to our consolidated financial statements included in this Annual Report.

•

Discontinued Operations (SDP):  In January 2004, we completed the sale of substantially all of the assets and business of SDP to Kodak.  As a result of the said sale of the business of SDP to Kodak, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SDP. Similarly, assets and liabilities relating to SDP are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes.  See Note 1b to our consolidated financial statements included in this Annual Report.

•

Definition of Segments: Prior to the sale of SDP’s business, the Company had been reporting in two segments: high speed digital printing (SDP) and wide format digital printing (Scitex Vision).  In conjunction with the commencement of reporting the results of operations of SDP as a discontinued operation, the Company has modified the definition of its business segments and the Company’s results of operations are now reported in one segment - wide format digital printing. See Notes 1a and 15a to our consolidated financial statements included in this Annual Report.

FINANCIAL HIGHLIGHTS OF 2003

Despite the challenging market environment in 2003, especially in the capital equipment market, we were able to obtain a significant increase in our annual revenue level from continuing operations compared to 2002, maintain positive operating income and, following two years in which we recorded net losses, achieve net income of approximately $1.4 million.  Some of the key aspects of our operating results in 2003 are as follows:

•

Total revenues from continuing operations for the year 2003 were $102.9 million compared to $85.7 million in 2002, the increase being primarily due to an improvement of capital investments in the digital printing market in general, and higher demands for our wide and super-wide format products and consumables;

•	Net income was $1.4 million, comprised of $20 million of net income from discontinued operations (SDP) and $18.6 million of net loss from continuing operations (mainly, Scitex Vision);

•

Significant improvement in our cash balance (comprised of cash, cash equivalents and short term investments) from approximately $38 million at December 31, 2002 to $79 million at December 31, 2003 primarily due to the sale of our remainder of our shareholdings in Creo during 2003 for an aggregate sum of approximately $54 million; and

•

From a geographical standpoint, we achieved growth in most markets, although our revenues from sales in the Far East suffered a decline of $4.2 million (decrease of 25%), mainly due to continuing economic difficulties in Japan and increased competition in China.

COMPARISON OF 2001, 2002 AND2003

Revenues

Revenues are derived primarily from sales of our digital printing systems, inks, substrates and services in connection with our printing systems.  We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. Revenues from services are generally recognized ratably over the contractual period or as services are performed. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - - Revenue recognition and doubtful accounts allowance” below.

The following table sets forth our revenues from continuing operations (i.e., excluding revenues from the operations of SDP) attributable to our principal sources of revenue/business activities and showing the percentage increase (decrease) for the periods indicated:

	Year ended December 31,

	(approximate $ in millions)
				% Change	% Change
	2001	2002	2003	2002 vs. 2001	2003 vs. 2002

Sales	$59.7	$52.8	$60.7	(11.6)%	15.0%
Services	4.2	5.1	5.6	21.4	9.8
Supplies	27.7	27.7	36.6	0.0	32.1

Total Revenues	$91.6	$85.6	$102.9	(6.6)%	20.2%

The following table sets forth our revenues from continuing operations (i.e., excluding revenues from the operations of SDP) by geographical markets and showing the percentage increase (decrease) for the periods indicated:

	Year ended December 31,

	(approximate $ in millions)
				% Change	% Change
	2001	2002	2003	2002 vs. 2001	2003 vs. 2002

North America	$18.7	$17.8	$19.6	(4.8)%	10.1%
Mexico	1.2	8.7	15.2	625	74.7
Europe	36.2	37.5	36.9	3.6	(1.6)

Far East	29.9	16.6	12.5	(44.5)	(24.7)

Other countries	5.6	5.0	18.7	(10.7)	274

Total Revenues	$91.6	$85.6	$102.9	(6.6)%	20.2%

The increase of 20.2% in total revenues from continuing operations in 2003 was due primarily to an improvement in capital investments in the digital printing market in general, and higher demands for our products in several countries, which until 2003 generated only a small portion of our revenues. Moreover, we believe that the significant increase in revenues from supplies (mainly, ink sales) was due primarily to higher demands for our compatible inks, which increased in part because of a larger installed base of our systems.

The decrease of 6.6% in total revenues from continuing operations in 2002 compared to 2001 was due primarily to the continuing slow down of capital investments in the digital printing market in general and the lower demands for our products in the Asia Pacific regions during 2002 in particular.

Sales in Mexico and certain other countries rose significantly due primarily to higher demand and improvements in our distribution and sales channels, whereas our revenues from sales in the Far East declined for the second year in a row due primarily to continuing difficulties in China.  We believe that Europe and the Americas  will continue to generate most of our revenues in the foreseeable future. See the chart regarding our revenues divided by geographical regions in “Item 4B – Customer & Sales” above.

As noted above, as a result of the SDP transaction, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SDP. See Note 1b to our consolidated financial statements included in this Annual Report. Our consolidated results of operations reflect the results of operations of SDP only in the line item of “net income from discontinued operations.” For more information about revenues (which amounted to approximately $170.1 million, $157.1 million and $164.6 million in 2003, 2002 and 2001, respectively) and other line items attributable to SDP, you should refer to Note 1b to our consolidated financial statements included in this Annual Report.

Cost of Revenues and Gross Profit

	Year ended December 31,

	(approximate $ in millions)			(as percentage of revenue)

	2001	2002	2003	2001	2002	2003

Cost of revenues	$47.8	$45.9	$58.3	52.2%	53.6%	56.7%

Gross profit	$43.8	$39.7	$44.5	47.8%	46.4%	43.3%

Cost of revenues consist of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture of our products and the installation and support of the digital printing systems sold by us. Gross profit is determined as a percentage, the numerator of which is our total revenues less the cost of revenues, and the denominator is our total revenues. Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition and product mix.  Generally, our gross profit is lower during the initial launch and manufacturing ramp-up of a new product as a result of manufacturing inefficiencies during that period.  As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves.

Overall, gross profit in 2003, at 43.3%, was lower compared to 2002, due primarily to price competition and increased costs and expenses associated with the acquisition of Scitex Vision International.  Gross profit in 2002, at 46.4%, was lower compared to 2001, due primarily to a decline in our sales which subsequently led to an increase in the overhead and fixed costs in the cost of goods sold as a percentage of sales and as a result of the pressure we experienced on the price of our products throughout 2002.

Operating Expenses

	Year ended December 31,*

	(approximate $ in millions)

	2001		2002		2003

Research and development, gross	$7.1		$7.8		$11.5
Less Royalty-bearing participation	1.0		0.7		0.4

Research and development, net	6.1		7.1		11.1

Sales and Marketing	21.3		19.8		20.2
General and Administrative	16.4		13.6		15.1

Total Operating Expenses	$43.8	**	$40.5	**	$46.4	**

* See Notes 14f and 14g to our consolidated financial statements included in this Annual Report.
**Excluding write-down of goodwill, amortization of other intangible assets, and restructuring charges in the aggregate amount of $23.9 million, $3 million and $10.4 million for 2001, 2002 and 2003, respectively (presented separately below).

          Operating expenses.  Operating expenses comprise costs and expenses associated with research and development, sales, marketing, and general and administrative.  During 2003, we also included write down of goodwill and other intangible assets (see the discussion under the caption “Critical Accounting Policies” below with respect to FAS 142), as well as restructuring charges as described below.

          Research and development expenses.  Research and development expenses consist primarily of costs associated with the design, technology development, product development, pre-manufacture and testing of our new products and enhancements of our existing products, salaries and related personnel costs, patent prosecution and maintenance costs and, other expenses related to our product development and research programs. We expense all of our research and development costs as they are incurred. The research and development expenses in 2003 increased compared to 2001 primarily because, as of 2003, we consolidate the results of Scitex Vision, which, by comparison to Scitex Vision International, invests more resources in the development of new products. The research and development expenses in 2002 slightly increased compared to 2001 due to investments in new products, including the acquisition of the business of Siantec in April 2002.  We expect to continue to invest significant resources in research and development programs for new products and enhancements of existing products and that research and development expenses will remain at the same levels as in 2003.

          Selling, marketing and administrative expenses.  Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs of our sales and marketing personnel, the costs and expenses of our foreign sales and marketing subsidiaries and representative offices and commissions paid to independent sales agents.  General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as provision for doubtful debts. Selling, general, marketing and administrative expenses slightly increased in 2003 compared to 2002, whereas there was a slight decrease in 2002 compared to 2001.  The slight increase in 2003 is attributable, mainly, to the consolidation of Scitex Vision’s operations in our books and increased sales and marketing activities, whereas the slight decrease in 2002 is attributable mainly to lower sales costs.  General and administrative expenses in 2003 increased compared to 2002 primarily due to costs associated with the combination of Scitex Vision International with Scitex Vision.

Write-down, Amortization and Restructuring Charges

	Year ended December 31,

	(approximate $ in millions)

	2001	2002	2003

Amortization of Intangible Assets	$8.5	$2.9	$5.9

Write-down of Goodwill and other Intangible Assets	15.0	- -	3.0

Restructuring Charges*	$0.5	- -	$1.6

* See Note 14h to our consolidated financial statements included in this Annual Report.

          Amortization of intangible assets and write-down of goodwill. Expenses for amortization of intangible assets were $5.9 million in 2003, compared to $2.9 million in 2002, the increase being primarily due to amortization charges associated with the combination of Scitex Vision International with Scitex Vision. We also had a technology write-off of approximately $3 million in 2003, primarily associated with intangibles acquired in the context of the acquisition of Siantec by Scitex Vision in 2002. The decrease in expenses for amortization of intangible assets in 2002 compared to 2001 (nearly half of which was related to amortization of technology), was due primarily to our implementation of FAS 142 (“Goodwill and Other Intangible Assets”) in 2002, pursuant to which, among other things, goodwill with indefinite lives was no longer amortized (see the discussion under the caption “Critical Accounting Policies” below with respect to FAS 142) and a technology write-off of approximately $15 million in 2001.

          Restructuring charges. We recorded $1.6 million of restructuring costs in 2003 primarily associated with the combination of the operations of Scitex Vision and Scitex Vision International and implementation of a restructuring plan in Scitex Vision in the form of reduction in work force, abandonment of leased premises and development of new information technology system. In 2002, we did not record any restructuring costs, compared to $0.5 million in 2001, related to reduction in workforce.

Financial and Other Income and Expenses

Financial income (expenses), net, consists primarily of interest earned on bank deposits, interest incurred on bank and other loans and exchange rate differences. Net financial expenses decreased from $3.1 million in 2002 to $2.7 million in 2003, due primarily to interest gained on the funds received from the sale of the Creo shares during the second half of 2003. Net financial expenses slightly increased from 2001 ($2.9 million) to 2002.

Other income in 2003 totaling $0.8 million, compared to Other loss $26.3 million in 2002, consists primarily of a $2.8 gain from the sale of our remaining shares in Creo which was offset by write-downs of certain investments.  Other loss of $26.3 in 2002, compared to $13 million in 2001, reflect primarily a loss of approximately $22.3 million due to an impairment of the carrying value of our shares in Creo that we made during the fourth quarter of 2002.

Convertible loan to Scitex Vision. In 2000, Scitex Vision entered into a collaboration agreement with a European supplier. Under the agreement, the supplier is required to pay royalties to Scitex Vision on sales of ink for use with Scitex Vision’s textile printing machines. As of December 31, 2003, no such sales have been made. Scitex Vision also received from the supplier a long-term convertible loan of $5 million which bears a 6% annual interest, unless certain milestones are met. According to the original terms of the loan, the loan and the accumulated interest may be converted by the supplier, at any time during the last three months of the loan period, which ended on December 11, 2003, into ordinary shares of Scitex Vision at a conversion price based on the fair value of such shares, less 15%. According to the agreement, if the supplier chooses to request the repayment of the loan, the repayment shall be made by setting-off the loan and any interest accrued thereon against royalties due to Scitex Vision in a subsequent period. The remainder of the loan, if it exists, shall be repaid in cash to the supplier. At the end of 2003, the parties agreed that the loan will no longer bear any interest and will be payable in four annual installments commencing December 2004, subject to set-off of royalties due to Scitex Vision under the supply agreement, if any. As a result, Scitex Vision recorded the loan based on its present value using the interest rate which was applicable as of the date of the change in terms. The difference between the present value and the nominal value of the loan in the total amount of $0.4 million, as well as all interest accrued through December 31, 2003 in the total amount of $0.9 million, were credited to “financial expenses – net”.

Taxes

Israeli companies are generally subject to income tax at the corporate rate of 36%, and, for capital gains derived after January 1, 2003, are subject to capital gains tax at a rate of 25%.  See in “Item 5B – Corporate Tax Rate” below for more information.

Taxes on income amounted to approximately $2.4 million in 2003, compared with a tax benefit of $0.6 million in 2002 and taxes on income of approximately $3 million in 2001.

As of the end of 2003, since all deferred taxes were related to the discontinued operations (SDP), an insignificant amount of deferred taxes remained in respect of our continuing operations. During 2003, we increased the valuation allowance for deferred taxes from $123 million to $185 million. This increase is due primarily to tax losses carried forward associated with the transaction to combine Scitex Vision and Scitex Vision International that was completed in January 2003 and with the sales of Creo shares during the second half of 2003. See Note 12(e) to our consolidated financial statements included in this Annual Report.

A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies.  To the extent that estimates of future taxable income are reduced or not realized, the amount of the deferred tax asset considered realizable could be adversely affected.

Equity Investments

Our share in the losses of associated companies was $5.6 million in 2003 compared with $4.1 million in 2002 and $67.5 million in 2001.  We also wrote down our investment in Creo by approximately $22.3 million during the fourth quarter of 2002.

Commencing January 2002, we may be deemed to exercise significant influence on Objet. Accordingly, as required by U.S. GAAP, in the first quarter of 2002 we retroactively changed our method of accounting for the investment in Objet from the cost method to the equity method. Consequently, the investment in Objet on our books as of December 31, 2001 was restated and our equity share of the results of Objet is being included in our results of operations starting with the first quarter of 2002.  This restatement affected other items of our financial statements for 2001.  Please see Note 2w to our consolidated financial statements included in this Annual Report.

In February 2004, we invested an additional amount of $1.5 million in Jemtex and we now hold 73% of Jemtex’s voting power. As a result, commencing with the first quarter of 2004, we are consolidating the results of Jemtex with ours.

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

Impairment of goodwill, intangible assets and other long-lived assets.  Under current accounting standards, we make judgments about the useful lives and fair value of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.  On January 1, 2002, we adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and FAS 142, “Goodwill and Other Intangible Assets.”  FAS 144 requires that long-lived assets be reviewed for impairment and, if necessary, written down to the estimated fair values, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows.  FAS 142 generally provides that goodwill and intangible assets (1) with indefinite lives will no longer be amortized and (2) deemed to have an indefinite life will be tested for impairment at least annually.  Prior to January 1, 2002, goodwill was amortized by us on a straight-line basis over periods of 7 to 15 years.  As a result of the transitional impairment test that we conducted, we determined that no impairment should be recorded in 2002 whereas we amortized intangible assets in 2003 in an approximate amount of $3 million. Judgments and assumptions about future cash flows and remaining lives are complex and often subjective and can be affected by a variety of external and internal factors.  If these estimates or related assumptions change in the future, we may be required to record impairment charges related to these assets.

Revenue recognition and doubtful accounts allowance.  Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue; however, certain judgments, estimates and assumptions affect the application of our revenue recognition:

•

Revenues from sales of products and supplies are recognized by us when an arrangement (usually in the form of a purchase order) exists, delivery has occurred and title passed to the customer, the price to the customer is fixed or determinable and collection of payment is reasonably assured. With respect to products with installation requirements, revenue is recognized by us when all of the above criteria are met and installation is completed. Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly, sales of finished products to distributors are recognized by us as revenue upon delivery and after title passes to distributors.

•	Service revenue is recognized ratably over the contractual period in general, or as services are performed in certain cases.

•

The allowance for doubtful accounts is determined as a percentage of specific debts doubtful of collection, the determination of which requires judgment and sometimes estimates of the portion that will be collected in the future. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay, all of which can change rapidly and without advance warning.

•

The costs associated with product warranties that we provide our customers are provided at the same time as the revenues are recognized, the determination of which requires us to make estimates and assumptions regarding the extent of future warranty issues and the related costs. We generally calculate the annual provision on the basis of the expected cost of warranty services, based on our past experience.

RECENTLY ISSUED ACCOUNTING STANDARDS

          FIN 46.  In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities.”  Under FIN 46, entities are separated into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation.  FIN 46 explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.     FIN 46 is effective as follows: for variable interests in VIEs created after January 31, 2003, FIN 46 applies immediately; for variable interests in VIEs created before that date, FIN 46 applies for public entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.  On December 24, 2003, FASB issued an Interpretation which clarified and modified FIN 46.  To date, the adoption of this standard has not had any impact on our consolidated financial statements.

          FAS 132 (revised 2003). In December 2003, the FASB issued SFAS No.132 (revised 2003),”Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No.87, 88 and 106, and a revision of FASB Statement No.132 (“FAS 132 (revised 2003)”)”. The statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by Scitex in our consolidated financial statements included in this Annual Report. The rest of the provisions of the statement, which have a later effective date, are currently being evaluated by Scitex.

IMPACT OF RELATED PARTY TRANSACTIONS

We have entered into a number of agreements with certain companies, of which our principal shareholders, Clal and/or Discount, are affiliated.

In December 2002, we entered into a Share Exchange Agreement with Scitex Vision, in which Clal and Discount each held approximately 14% of the share capital, and Scitex Vision International, pursuant to which we combined the operations of such companies.  Among other factors considered in deciding to approve the transaction, our board of directors received a written opinion from the financial advisor in connection with the transaction, as to the fairness, from a financial point of view, of the consideration to be paid by us in connection with the transaction. In addition, in July 2003 and May 2004 we, CEI and Discount invested in Scitex Vision in the framework of rights offerings conducted by Scitex Vision.

Please see “Item 7B – Related Party Transactions” below for specific details as to certain related party transactions entered into by us.

We believe that the terms of these related party transactions are not different in any material respect than the terms we could get from unaffiliated third parties. The pricing and/or value of such transactions were arrived based on arms-length negotiations between the parties and, in certain cases, based upon, among other things, opinions of third party financial advisors.  Our management reviewed the pricing of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties.

Under the Companies Law and recently issued Nasdaq rules, certain transactions and arrangements with interested parties require approval by our board of directors and our audit committee and, in some cases, also require approval by our shareholders.  In this respect, see the discussion in “Item 6C – Approval of Specified Related Party Transactions under Israeli Law” above.

IMPACT OF INFLATION AND EXCHANGE RISKS

Substantially all of our revenues are in non-Israeli currencies.  Sales in the United States and other areas outside of Western Europe and Japan are typically made in dollars, sales in Europe are made primarily in Euro, dollars or pounds sterling, and sales in Japan are made partly in Japanese yen.  This gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates.  For more information about these risks and the methods we employ to mitigate these risks, see also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

               New Israeli Shekel.  Historically, the New Israeli Shekel, the Israeli currency, has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in Western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate.  The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31,

	2003	2002	2001	2000	1999

Inflation (Deflation)	(1.9)%	6.5%	1.4%	0%	1.3%
Devaluation (Revaluation)	(7.6)%	7.3%	9.3%	(2.7)%	(0.2)%
Inflation (devaluation) gap	5.7%	(0.8)%	(7.9)%	2.7%	1.5%

Although a material portion of Scitex’s costs relate to the operations of Scitex Vision in Israel, part of these Israeli costs are in dollars or linked to the dollar.  Costs not denominated in, or linked to, dollars are translated to dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements.  To the extent such costs are linked to the Israeli Consumer Price Index, such costs may increase if the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar or if the timing of such devaluations were to lag considerably behind inflation.  Conversely, such costs may, in dollar terms, decrease if the rate of inflation is lower than the rate of devaluation of the shekel against the dollar. Accordingly, our Israeli operations experienced an increase in dollar costs in 1999, 2000 and 2003, and a decrease in 2001 and 2002.  The representative dollar exchange rate for converting the shekel to dollars, as reported by the Bank of Israel, was NIS 4.379 on December 31, 2003 (NIS 4.737 on December 31, 2002).

          Other currencies.  Until the Creo transaction in April 2000, we had substantial operations outside the United States and Israel, and accordingly maintained substantial non-dollar balances of assets, including substantial accounts receivable balances related to sales made in non-dollar currencies, mostly European currencies and Japanese yen. Our general policy was to hedge against the exchange rate exposure arising from the existence of such non-dollar business activities.  Subsequent to the Creo transaction, SDP and Scitex Vision established operations of their own outside the United States and Israel, primarily in Europe, but the volume of activity in non-dollar currencies was significantly reduced compared to previous years and, following the sale of SDP’s operations in January 2004, is expected to be further reduced.  The net impact of currency exchange rate and remeasurement differences between the dollar and other currencies accounted for a net loss of $1.2 million in 2003, compared to net losses of $1.5 million in 2002 and $0.6 million in 2001.

See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

B.                LIQUIDITY & CAPITAL RESOURCES

OVERVIEW

On December 31, 2003, our working capital was $159.9 million, compared to $96.3 million on December 31, 2002. Several conflicting trends affected this item. Working capital improved primarily as a result of an increase of $41.3 million, in the aggregate, in cash, cash equivalents and short-term investments, as well as an increase of $26.3 million in current assets attributed to discontinued operations (SDP) and a decrease in short term debt (including the payment of a note underlying a $18.8 million debt to Creo in April 2003) of approximately $7.7 million.

We have financed our operations through cash generated from operations, including the proceeds from the sale of our shares in Creo in the second half of 2003 which generated, in the aggregate, approximately $54 million in cash. Cash, cash equivalents, short-term investments and a restricted deposit at December 31, 2003 were $79.4 million and short-term bank debt (including current maturities of long-term loans) totaled $48.0 million compared to $38.0 million and $37.1 million, respectively, in 2002.  The increase in cash, cash equivalents and short-term investments is attributable primarily to the sale of our shares in Creo.  Bank debt due beyond one year totaled $6.6 million, compared to $5.5 million in 2002 (see Item 5F below).

Cash Flows

We had negative net cash used in activities in 2003.  The net cash flow used in operations in 2003 was approximately $6.2 million, compared to approximately $4.4 million of positive operating cash flow in 2002 (and a negative operating cash flow of $23.2 million in 2001).  The decrease in cash flows from operations was due primarily to extended payment terms given to our customers and increased manufacturing activities.

Our investment activities consist primarily of investments and redemptions of short-term bank deposits. In 2003, $47.5 million was generated from investment activities (excluding $3.4 million of restricted deposit) compared to $17.0 million used in investment activities in 2002 (excluding $20.2 million of restricted deposit) and $50.0 million generated from investment activities in 2001. The increase in cash generated from investment activities in 2003 is related primarily to $54 million generated from the sale of Creo shares in June and August 2003. Major uses of cash for investing activities during 2003 included investments in group companies and in fixed assets.

As explained above, our financial income and expenses consist primarily of interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expense paid on short-term bank loans.  Net cash used in financing activities in 2003 was approximately $9.7 million mainly due to the repayment of a $18.8 million note we issued to Creo, which was offset by Scitex Vision’s withdrawals under its credit facilities.  Net cash generated from financing activities in 2002 and 2001 was approximately $4.5 million and $9.8 million, respectively.

In sum, net cash flow (cash and cash equivalents) decrease in 2003 amounted to $5.9 million.

Capital Expenditures

Capital expenditures in fixed assets in 2001, 2002, and 2003 were approximately $15.5 million, $10.3 million, and $3.3 million, respectively. Capital expenditures by way of investments in our group companies in 2001, 2002, and 2003 were approximately $2.0 million, $3.5 million, and $15.5 million, respectively.

During 1999 and 2000, we and KBA, our joint venture partner in Karat Digital Press, agreed to provide guarantees in respect of bank credit lines received by Karat.  At the end of 2000, the loans guaranteed by us totaled approximately $18 million, of which we were required to pay $16.5 million in March 2002.  Of such amount, $14.4 million was repaid to us by KBA.

Credit Facilities

As of December 31, 2003, Scitex Vision’s revolving lines of credit and long-term loans for working capital and investments purposes from banks in Israel amounted to $49.0 million, bearing interest ranging from LIBOR +1.1% to LIBOR +2.3%, partially linked to the dollar and partially to the Euro. As of June 16, 2004, the principal amount outstanding under these credit lines amounted to $50.0 million.

These credit lines are secured by a floating charge on Scitex Vision’s assets, by approximately $18.2 million of a restricted deposit, and by a loan guarantee of approximately $0.9 million issued by us for Scitex Vision’s benefit.  Under these credit lines, Scitex Vision is required to adhere to certain financial and other restrictive covenants such as equity level, profitability and financial ratios. In the past, Scitex Vision failed to meet certain of these covenants but was able to cure such default following negotiations with the banks and by raising additional funds from us and other shareholders of Scitex Vision. However, we cannot assure you that Scitex Vision will be successful in satisfying these covenants in the future.

Most of the short-term bank credit of Scitex Vision is also in dollars, generally at variable rates linked to LIBOR.  This includes a short-term bank loan denominated in dollars and bearing interest at a rate of LIBOR + 1.1% to LIBOR + 2.25% per annum (as of December 31, 2003, 2.3% to 3.5%, respectively) in the amount of approximately $26.5 million.  Scitex Vision also has in place other short-term banks loans denominated in Euro and bearing interest of one month LIBOR + 1.75% to LIBOR + 2.3% per annum (as of December 31, 2003, 3.8% to 4.4%, respectively) in the aggregate amount of approximately 11.7 million Euro (representing $14.7 million based on the exchange rate between the Euro and the dollar as of December 31, 2003), and other credit lines of approximately $0.7 million in various currencies.

See Item 5F below.

Tax Audits

In Israel, we have received, or are considered to have received, final tax assessments through the 1998 tax year.

In partial settlement of an audit of the Internal Revenue Service (IRS) of our U.S. subsidiaries for the years 1992 through 1996, we consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues. In June 2002, we received a notice from the IRS assessing $29.6 million of additional federal income taxes for the years 1992 through 1996.  In August 2002, we appealed the proposed additional assessment and in February 2004 reached a settlement with the IRS, whereby we agreed to an assessment of $5.7 million of additional federal income taxes for these years (rather than $29.6 million as initially proposed by the IRS, excluding interest accrued thereon).  We have previously established balance sheet reserves on account of this audit which, based on our tax consultants’ advice, should be sufficient, and, as noted above, we have already made advance payments to the IRS of $21.5 million on account of this audit until the end of 2003. Accordingly, we estimate that the final additional cash cost of the IRS audit (taking into consideration the full federal tax assessment, state taxes and interest thereon, and after application of the $21.5 million advance payment), will be in the range of $7 to $14 million, out of which $9.5 million has already been paid in the first half of 2004. We believe we have sufficient balance sheet reserves to cover the anticipated additional payment.

In late 2002, we received a demand from the Israeli Tax Authority (ITA) to make a tax payment of approximately $2.6 million related to an assessment of an intracompany sale of shares that was effected during 1996 reflecting a much higher valuation to the transaction than the one established by us. In March 2004, we reached an agreement with the ITA, pursuant to which we paid approximately $30,000 in full settlement for this demand.

In April 2003, Scitex Vision International, our indirect majority owned subsidiary, received a notice from the ITA assessing approximately $6.5 million (including interest and linkage to the Israeli Consumer Price Index) of Israeli income taxes for the years 1995 through 2000.  The dispute related primarily to the interpretation of the benefits to which Scitex Vision is entitled under the Law for the Encouragement of Capital Investments, 1959, and the deduction of certain expenses.  Scitex Vision International appealed the proposed assessment and, in January 2004, reached a settlement with the ITA, whereby it agreed to pay approximately $1.8 million in 24 monthly installments commencing April 2004 in full settlement of the ITA audit for these years as well as for 2001.

In mid-2001, Scitex Vision International filed an application for an advance ruling by Hong Kong’s Inland Revenue Department (IRD). In general, such application sought the IRD’s approval that Scitex Vision International’s sales outside of Hong Kong will be exempt from tax in Hong Kong and that sales within Hong Kong will be subject to a lower tax rate.  During 2003, the IRD declined the application. Thereafter, Scitex Vision International sold the local subsidiary and ceased the relevant activity in Hong Kong. Scitex Vision International believes that due to current balance sheet reserves, it is not necessary at this time to establish additional reserves relating to this matter. However, it may be eventually required to pay the IRD material amounts, which may exceed the amount of the reserves to settle this matter, in which event, our results of operations may be adversely affected.

In addition, we are undergoing a number of tax audits in Europe and the tax consequences in Israel of the Creo transaction are still to be determined with the tax authorities.  While we believe that based on, among other things, our consultants’ advice, we established sufficient reserves for these matters, additional payments may be required at the conclusion of these matters.  It is not possible to predict at this time whether and when any eventual payments will be made.

Outlook for 2004

In 2004, we expect our majority owned subsidiary, Scitex Vision, to generate cash from its operations. Our investment activities, which may include investments in group companies, earnout payments for past acquisitions and investments in capital assets, are expected to be higher than the amount of cash generated by our operating cash flow.  As described elsewhere in this Annual Report, in June 2004 we paid approximately $28 million in consideration for the shares purchased by us in the self tender offer and will pay approximately $90 million to our shareholders in July 2004 as part of the cash distribution. As a result, our shareholders’ equity and cash balance will decrease by the same amount.

Our management believes that (after taking into account the self tender offer and cash distribution) existing cash and short-term investments together with available credit lines and funds generated from operations of subsidiaries will be sufficient to meet operating requirements in the year 2004.  We may also continue to invest in our subsidiaries and group companies, and in other new companies.

MARKET RISK

For information on our market risk and the use of financial instruments for hedging purposes, see below under “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

GRANTS FROM THE OFFICE OF THE CHIEF SCIENTIST

From time to time, eligible participants may receive grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Grants received are generally repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, or up to 150% thereof in the case of some of our earliest programs.

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted.  For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee.  Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law.  In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Since Scitex currently participates in these programs solely through its subsidiaries and some of its group companies, we do not believe that any non-Israeli who becomes a holder of 5% or more of our outstanding shares is required to comply with the aforesaid notification and undertaking requirements.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we (or our Israeli affiliated companies) might receive. We recorded grant participation from the Office of the Chief Scientist totaling approximately $1.0 million in 2001, $0.7 million in 2002 and $0.5 million in 2003.  Pursuant to the terms of these grants, Scitex Vision is obligated to pay royalties in the range of 3% to 5% of revenues derived from sales of products funded with these grants. However, a portion of the grants are from the MAGNET program that does not bear any royalties.  As a member of the Digital Printing Consortium, some of the grants that Scitex Vision received from the Office of the Chief Scientist were pursuant to the “MAGNET” program - a program for research and development of generic technologies within a consortium of commercial companies and academic institutions. In this program, the effective rate of the grants is up to 66% of the expenses and there is no obligation to pay any royalties.  However, the MAGNET program requires Scitex Vision to cross license certain technology developed in connection with such program to the other members of the consortium.

As of December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $4.2 million.

EFFECTIVE CORPORATE TAX RATE

Israeli companies are generally subject to tax at the rate of 36% of taxable income and to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003 (previously, also 36%).  However, the manufacturing facilities in Israel of some of our group companies have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959.  Consequently, these facilities are eligible for tax benefits.  The tax benefit is afforded for seven years from the year the relevant facility first earns taxable income, but no later than 12 years from the first year of operating or 14 years from the year in which the approval was granted.  Subject to compliance with applicable requirements, the income derived from these Approved Enterprise facilities will be fully tax-exempt during the first two years of the seven-year tax benefit, and will be subject to a reduced tax rate of a maximum of 25% during the remaining five years, but in any event not later than 2006 regarding Approved Enterprise facilities that are already approved and effective. The actual tax rate will depend upon the percentage of non-Israeli holders of the share capital of these companies. In 2003, we do not expect to have taxable income at Scitex, the parent company. See below under “Item 10E – Taxation” and in Note 12 to our consolidated financial statements for more information on our income taxes including a proposed amendment to Israeli tax law regarding the corporate tax rate.

The above benefits are conditioned upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder and the instruments of approval for the specific investments in Approved Enterprises.  If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of the benefits received, in whole or in part.  See above under the caption “Tax Audits” regarding a settlement of a dispute with the Israeli tax authority in this respect.

C.                RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Scitex’s research and development efforts, through its subsidiaries, are focused on the development of new products and technologies, as well as enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs and upgrading and expanding our product line through the development of additional features and improved functionality.

Scitex’s research and development activities primarily comprise 102 employees in Scitex Vision’s operations in Israel.  In addition, a high proportion of the employees of our group companies are engaged in research and development.

Scitex has taken advantage of royalty-bearing grants in the form of participations in industrial research provided by the Government of Israel.  The following table shows the amounts and relative percentages of total research and development expenditures and the royalty-bearing participations therein, for the years indicated:

	Year Ended December 31,

	2003			2002			2001

	(Dollars in thousands)

Total expenditure incurred	$11,537	11.2	%(1)	$7,761	9.1	%(1)	$7,082	7.7	%(1)
Less royalty-bearing participations, from the Government of Israel(3)	$467	4.1	%(2)	$701	9.0	%(2)	$999	14.1	%(2)

Net Expenditure	$11,070	10.8	%(1)	$7,060	8.2	%(1)	$6,083	6.6	%(1)

(1)	Percentage indicates the ratio of the relevant item to total revenues from continuing operations.
(2)	Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).
(3)

See Note 14f to our consolidated financial statements included in this Annual Report. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, see “Item 5B – Liquidity and Capital Resources—Grants from the Office of the Chief Scientist.”

As of the end of 2003 (and giving effect to the SDP transaction), we, principally through Scitex Vision, own, license or otherwise have rights in over 75 issued patents and 74 patent applications pending in the United States and elsewhere.  As part of the Creo transaction in April 2000, we assigned to Creo approximately 250 issued patents and 140 pending patent applications relating to our digital preprint and print-on demand business.  Creo granted back to us and our affiliates a non-exclusive license of such intellectual property, including patents, used by us and our affiliates prior to the Creo transaction. As part of the SDP transaction in January 2004, we assigned to Kodak approximately 324 issued patents and 197 pending patent applications relating to our high-speed digital printing business.  In addition, a number of issued patents and pending applications are held by our other group companies.  We also claim proprietary rights in various technology and trade secrets relating to our products and operations.  We also hold a number of trademarks and service marks in the United States and elsewhere, including for the name Scitex and the Scitex logo.

See also “Item 4—Business Overview—Intellectual Property and Proprietary Rights.”

D.          TREND INFORMATION

•

General.  The deterioration of the global economy starting in the second half of 2001 has resulted in a decline of advertisement spending and consequently a slowdown of capital investments in the digital printing market in which we operate. During 2003, we identified a moderate improvement in the general market for commercial printers equipment. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations.

•

Industry.  The printing industry underwent substantial changes over the recent years.  Analog, labor intensive processes, characterized by high setup costs and long production runs, are being replaced by digital processes in both the preparation of data for printing (preprint) and in the actual printing process (digital print). The printing industry, which historically grown at GDP rates, experienced strong growth in revenue and profitability in the last few years through the middle of 2001, fueled mainly by increased advertising spending.  Since then, and particularly following the events of September 11, 2001, there was a substantial slowdown in activity in this industry, demonstrated by slower replacement of equipment and reduced capital equipment purchases, and there is no assurance that the strong capital spending experienced in the industry through the middle of 2001 will return.  During 2003, we identified a moderate improvement in the general market for commercial printers equipment, including in the wide format printing systems segment in which we operate. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations. Digital printing growth is driven by the demand for shorter lead times for printed products, variability and personalization of output and the savings derived from elimination of obsolescence and inventory related costs. We believe those trends will continue and even strengthen as the market gets accustomed to new processes and cost-efficiency paradigms.  In general, most digital printing application areas have seen double-digit growth rates over the last years partly due to digital processes replacing analog ones and partly due to new print products and applications being developed such as wide and super wide format printing on various types of substrates.

•

Revenue outlook.  We have seen revenues from our continuing operations increase at a 20% rate during 2003 reaching approximately $103 million. We believe that, subject to general market conditions over which we have no control, we should be at least able to maintain our 2003 revenue level in 2004 and probably show moderate levels of growth.

•

Composition of revenue.  We derived approximately 41% of our revenues from services and consumables, up from 38% in 2002 and 35% in 2001.  We cannot predict at this time whether this trend will continue during 2004, as it is influenced by numerous factors beyond our control.

•

Gross margins.  Our gross margins which depend primarily on product and revenue mix, slightly decreased in 2003 compared to 2002, from 46.4% to 43.3%.  Although some of our new products and bundled offerings currently carry gross margins lower than our current average, we believe that in 2004 we can slightly improve gross margins compared to 2003, primarily through cost reduction programs and higher equipment manufacturing rate.

E.          OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our short-term and long-term contractual obligations as of December 31, 2003:

	Payments Due By Period (in $millions)

Contractual Obligations	Total	2004	2005	2006	2007	2008 and thereafter

Long-term debt	$8,256	$1,633	$1,838	$1,335	$1,252	$2,198

Operating leases (vehicles and facilities)	12,107	2,395	2,020	1,751	1,711	4,028

Total contractual cash obligations	$20,363	$4,027	$3,858	$3,086	$2,963	$6,226

As to our royalty obligations and outstanding guarantees as at December 31, 2003, see Note 10 to our consolidated financial statements included in this Annual Report.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management:

Name	Age	Director Since	Position

Ami Erel(1) (2)	57	2003(3)	Chairman of the Board of Directors

Raanan Cohen(1) (2) (4) (5)	36	2002	Interim President and Chief Executive Officer; Director

Yahel Shachar	42	—	Chief Financial Officer & Corporate Secretary

Dov Ofer	50	—	President and Chief Executive Officer, Scitex Vision

Avraham Asheri(4) (6) (7)	66	2000	Director; Chairman of the Audit Committee

Ophira Rosolio-Aharonson(4)(6)	55	2000	Director

Ariella Zochovitsky (4) (6) (8)	48	2002	Director

Avraham Fischer (9)	47	2003	Director

Shay Livnat (9) (10)	45	2003	Director

Shimon Alon	54	2003	Director

Gerald Dogon(6) (8)	64	2003	Director

Nachum Shamir	50	2004	Director

(1)	Member of the Remuneration Committee of the Board of Directors.
(2)	Nominee of Discount and its wholly owned subsidiary.
(3)	Also served as director of Scitex from January 2000 to December 2001.
(4)	Member of the Financial Investments Committee of the Board of Directors.
(5)

Seconded to us by Discount pursuant to the Services Agreement described under “Item 7B –  Services Agreements” below. Mr. Cohen is the son of Mr. Eliahu Cohen, a member of the board of directors of Clal, Discount and IDB Holding Corporation Ltd. (“IDB Holding”), and Chief Executive Officer and a director of IDB Development Corporation Ltd. (“IDB Development”).

(6)	Member of the Audit Committee of the Board of Directors.
(7)	Initially nominated for election as a director by Discount.
(8)	An “Outside Director” pursuant to the Companies Law.
(9)	Nominee of Clal through CEI, its wholly owned subsidiary.
(10)	Mr. Livnat is the son of Avraham Livnat, an affiliate of IDB Holding and the brother of Zvi Livnat, a co-CEO of Clal and a director of IDB Holding, IDB Development, Clal and Discount.

Ami Erel was appointed Chairman of our board of directors in June 2003.  He has served as President and Chief Executive Officer of Discount since June 2001. From November 1999 to December 2001, he served as the Chairman and Chief Executive Officer of Elron Electronic Industries Ltd. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq, The Israel Telecommunications Corp. Ltd. and from 1997 to 1998, he was Chairman of the Board of Directors of PelePhone Communications Ltd. He continues to serve as Chairman of Elron and currently serves as chairman or a director of several companies, including  Elbit Systems Ltd., Property and Building Corporation Ltd. and Super-Sol Ltd. He holds a bachelor of science degree in electronic engineering from the Technion, the Israel Institute of Technology, Haifa, Israel.

Raanan Cohen was appointed as Interim President and Chief Executive Officer of Scitex in January 2004. He has also served as Vice President of Discount since August 2001, having previously served as Executive Assistant to the Chief Executive Officer of Discount from 1999.  Prior to joining Discount, he was an associate with McKinsey & Company, Inc. in London from 1997.  Mr. Cohen is a lawyer, admitted to the Israeli Bar, and from 1994 to 1995 he served as an attorney with S. Horowitz & Co., an Israeli law firm.  He is a director of a number of companies in the Discount group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd.  Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in management from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

Yahel Shachar joined Scitex in December 2001 and was appointed Chief Financial Officer and Corporate Secretary in February 2002. Before he joined Scitex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. from 1998 to 2001. From 1995 to 1998, he was an attorney with Goldfarb, Levy, Eran & Co., an Israeli law firm.  Mr. Shachar holds an LL.M. degree from Georgetown University (specializing in corporate, tax and securities law) in Washington, D.C., and an LL.B. degree from the Tel Aviv University, and is a member of the Israeli and New York bar associations.

Dov Ofer was appointed President and Chief Executive Officer of Scitex Vision in January 2002.  He served as Scitex Vision’s Executive Vice President of Sales, Marketing and Business Development from 1999 to January 2002.  Prior to joining Scitex Vision, Mr. Ofer served as the Managing Director of Matan Digital Printing, a company whose super-wide format technology and operations were acquired by Scitex Vision in 1998.  He holds a bachelors degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from University of California - Berkeley.

Avraham Asheri is an economics advisor. He served as President and Chief Executive Officer of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a member of the bank’s Management Committee from 1983.  Prior to joining Israel Discount Bank, during a period of 23 years Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the boards of directors of several companies, including Elron Electronic Industries Ltd., Kardan Real Estate Ltd., Elbit Systems Ltd. and Discount Mortgage Bank Ltd.  Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University of Jerusalem, Israel.

Ophira Rosolio-Aharonson is an executive director at several private and publicly traded high-tech companies, a strategic business consultant and a partner and advisor to several venture capital firms in Israel and in the U.S. She was a co-founder of Seagull Technology, Inc. and served as CEO of Terra Computers, Inc. in the US from 1992 to 1999. Prior to that she served as a senior executive, holding various managerial positions at Clal Computers & Technology.  She is a member of the board of directors of Cimatron Ltd. and OptiSign Ltd.  Ms. Rosolio-Aharonson has a bachelors degree in applied mathematics and physics and completed courses required for a masters degree in bio-medical engineering from the Technion - Israel Institute of Technology in Haifa, and is a graduate of the executive business and management program of Tel Aviv University.

Ariella Zochovitzky is the general manager and partner of C.I.G. Capital  Investments Group Ltd., a firm of management consultants, which she has managed since July 2001. In addition, she was a partner in two venture capital funds from July 2000 to early 2001 and a general manager and partner in the firm of Zochovitzky & Weinstein, certified public accountants, from 1989 to July 2000. She was previously a partner with the certified public accountants, Kost Forer & Gabbay (a member of Ernst and Young International), which she joined in 1980 as a  trainee accountant,  subsequently becoming a partner.  Ms. Zochovitzky served as a director of several companies and currently serves as a director of Provident Funds Management - Israel Discount  Bank Ltd., Elco Holdings Ltd. and Inspire Investments Ltd.  She holds a bachelors degrees in economics and accounting from the University of Haifa, Israel, and a masters degree in management from the Tel-Aviv University and Northwestern University (J.L. Kellogg Graduate School of Management).  She is a registered CPA in Israel.

Avraham Fischer is the Executive Vice President of IDB Holding Corporation Ltd., the deputy Chairman of IDB Development Ltd. and a co-Chief Executive Officer of Clal. In addition, he is a partner of Fischer, Behar, Chen & Co., an Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism and aviation, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies, operating primarily in the fields of real estate, communications and technologies. He serves as a director of Clal, Discount, American Israeli Paper Mills Ltd., Elron Electronic Industries Ltd., Elbit Systems Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co- Chairman of Matan, a non-profit organization.  Mr. Fischer holds an LL.B. degree from the Tel Aviv University, and is a member of the Israeli bar association.

Shay Livnat is the President and Chief Executive Officer of Zoe Holdings Ltd., a company he founded in 1988, primarily engaged in investments in telecom and high-tech companies. He is a co-Chairman of UPS Israel (United Parcel Service Israel) and UTI (Isuzu GM trucks) Ltd. and serves as a director of Taavura Holdings Ltd. From 1988 to 1998, Mr. Livnat served as CEO of Tashtit Group. He holds a bachelor degree in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

Shimon Alon served, until June 2003, as Chief Executive Officer of Precise Software Solutions Ltd., a provider of application performance management, having held such position since September 1997, and was also President of Precise from September 1997 until December 2000. He also served as a director of Precise from December 1998. Following the acquisition of Precise by Veritas Software Corp. in June 2003, Mr. Alon served as an executive advisor to Veritas until January 2004. From October 1982 to August 1996, he worked at Scitex and its subsidiaries in various executive management, sales, marketing and customer support capacities, including Senior Executive Vice President of Scitex and President of its Graphic Art Group from November 1995 to August 1996, President and Chief Executive Officer of Scitex America Corp. from May 1995 to July 1996, and Managing Director of Scitex Europe S.A. from February 1993 to May 1995. He holds a degree from the Executive Management Program at the Harvard Business School in Cambridge, Massachusetts.

Gerald Dogon was Chief Financial Officer of DSP Communications, Inc. from August 1994 through October 1998, during which period he also served DSP as Executive Vice President from July 1996 through October 1998 and as Senior Vice President from August 1994 through July 1996. Mr. Dogon also served as a director of DSP from November 1997 to January 1999. From December 1987 to August 1994, he held various senior financial positions with several Israeli companies, including Nilit Ltd., Mul-T-Lock Ltd., Israel General Bank Ltd. and Indigo Ltd. Prior thereto, Mr. Dogon was employed for 16 years by Scitex, where he served as Executive Vice President and Chief Financial Officer from October 1986 to August 1987, Corporate Vice President - Finance from September 1971 to October 1986, and Corporate Secretary from December 1972 to May 1987. He is a director of several private companies and served as a director of Nogatech, Inc. from 1999 to 2000, of Mul-T-Lock Ltd. from 1997 to 1999, and of Contahal Ltd. from 1993 to 1998, and acted as chairman of the audit committee at both Nogatech and Contahal. Mr. Dogon holds a bachelors degree in economics and commerce from the University of Cape Town, South Africa.

Nachum Shamir serves as the President and Chief Executive Officer of Kodak Versamark, Inc. (whose operations were previously those of SDP) and as Vice President of Eastman Kodak Company. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex. From January 2001 to January 2004, he served as the President and Chief Executive Officer of SDP, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. (now Creo Asia Pacific (H.K.) Ltd.) from 1993. Mr. Shamir holds a bachelors degree in science from the Hebrew University of Jerusalem and a masters degree in public administration from Harvard University.

Additional Information

Tevel Israel International Communications Ltd., for whom Mr. Erel served as the Chairman of the Board of Directors until November 2003, was under a stay of proceedings and managed by a trustee and special manager appointed by an Israeli court due to financial difficulties. In September 2003, Tevel reached an arrangement with its creditors, which was approved by the Israeli court and, consequently, is no longer under a stay of proceedings.

There are no family relationships between any of the directors or members of senior management named above.

See “Item 7A. Major Shareholders  – 1980 Voting Agreement” for details of an agreement among major shareholders relating to the election of directors. See Item 8A under the caption “Legal Proceedings” for additional information regarding a lawsuit that concerns certain of our directors and executive officers.

Recent Management Changes

From mid-2003, we underwent several key changes to our management team:

•	In May 2003, Mr. Ami Erel was appointed Chairman of our Board of Directors, replacing Mr. Meir Shannie, who had been our Chairman since early 2001 and our director since 1998;

•

In January 2004, Mr. Raanan Cohen was appointed our Interim President and CEO, replacing Mr. Nachum Shamir, the former President and CEO of SDP, who had been our President and CEO since June 2003. Mr. Shamir replaced Mr. Yeoshua Agassi, who had been our Interim President and CEO since September 2001;

•	Messrs. Avi Fischer, Shay Livnat, Shimon Alon and Nachum Shamir joined our Board of Directors; and

•

Mr. Dogon was elected as one of our Outside Directors at our 2003 Annual General Meeting which was held on December 31, 2003.  He succeeded Prof. Shmuel Kandel, who had been our Outside Director since 2000.

B.            COMPENSATION

The following table sets forth with respect to all directors and senior management of Scitex as a group all cash and cash-equivalent forms of remuneration paid by Scitex during the fiscal year ended December 31, 2003:

	Salaries, fees, directors’ fees, commissions and bonuses	Other benefits

All directors and senior management as a group (consisting of 12 persons in 2003)	$ 848,405	$ 67,057

Our Outside Directors, Ms. Zochovitzky, and, since December 31, 2003, Mr. Dogon, receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted during 2003 for Outside Directors under regulations issued pursuant to the Companies Law (which equated to approximately $10,500 per annum and a participation fee of approximately $400 per board or committee meeting), although new regulations were adopted in 2003, which would, in certain circumstances, permit certain companies to pay higher fees.  Directors’ fees and attendance fees of a similar amount are payable to all of our other directors, other than directors who are affiliated with our principal shareholders. Except as aforesaid, we have not compensated any of our other directors (excluding compensation for our officers).

During 2003, an aggregate sum of approximately $56,000 was set aside by us to provide pension, retirement and severance benefits to members of our senior management.

As of December 31, 2003, certain of our directors and officers held options to purchase our ordinary shares.  See Item 6E below.

C.          BOARD PRACTICES

BOARD OF DIRECTORS

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

OUTSIDE DIRECTORS

Under the Companies Law, Israeli companies whose shares are listed for trading on a stock exchange or have been offered as securities to the public in or outside of Israel are required to appoint two “Outside Directors”.  Our Outside Directors are Ariella Zochovitzky and Gerald Dogon.

The Companies Law provides that a person may not be appointed as an outside director of a company if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

No person can serve as an outside director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an Outside Director is three years and may be extended for an additional three years.  The term of office of Ms. Zochovitzky and Mr. Dogon commenced in December 2002 and December 2003, respectively.

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

COMMITTEES OF THE BOARD

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors established the following committees:

Audit Committee.  Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors, including all of the Outside Directors, but may not include:

•	the chairman of the board,

•	a controlling shareholder or any relative thereof, or

•	any director who is employed by the company or provides services to the company on a regular basis.

Under the Companies Law, the role of the audit committee is:

•

to examine irregularities in the management of the company’s business, including in consultation with the internal auditor and/or the company’s independent accountants, and to recommend remedial measures to the board, and

•

to review, and, where appropriate, approve certain related party transactions specified under the Companies Law, which it may not approve unless at the time of approval the two Outside Directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted, as more fully described below.

Since our ordinary shares are listed on Nasdaq, we are also subject to Nasdaq rules which currently provide that a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our Audit Committee comprises Mr. Asheri (chairman of the Audit Committee), Ms. Zochovitzky and Mr. Dogon (our Outside Directors) and Ms. Rosolio-Aharonson.  In addition, we have adopted a charter as required by the Nasdaq rules.

Our Audit Committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of the our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our outside auditors.  Our Audit Committee also has the authority and responsibility to oversee our outside auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our outside auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

In May 2004, our Board of Directors resolved to designate the Audit Committee as our Qualified Legal Compliance Committee, or the QLCC.  In its capacity as the QLCC, the Audit Committee is responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

Remuneration Committee.  Our board of directors has also appointed a remuneration committee, which currently comprises Ami Erel, Avraham Fischer, Gerald Dogon and Raanan Cohen.  The role of the remuneration committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors.  The members of the remuneration committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

Financial Investments Committee.  Our board of directors has also appointed a financial investments committee, which currently comprises Avraham Asheri, Raanan Cohen, Ophira Rosolio-Aharonson and Ariela Zochovitzky.  The role of the financial investments committee is to review and manage our financial and other investments (cash management) in accordance with the principles approved by the board of directors.

INTERNAL AUDITOR

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or officer holder, and may not be a member of our independent accounting firm.  The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Joseph Ginossar of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

APPROVAL OF SPECIFIED RELATED PARTY  TRANSACTIONS UNDER ISRAELI LAW

Fiduciary Duties of Office Holders.  The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

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

Under the Companies Law, all arrangements as to compensation of directors in public companies such as ours generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

INSURANCE & INDEMNIFICATION OF DIRECTORS AND SENIOR MANAGEMENT

Insurance.  Under the Companies Law, a company may, if its articles of association so provide and subject to the provisions set forth in the law, enter into a contract to insure the liability of an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

•	the breach of his or her duty of care to the company or to another person;

•

the breach of his or her duty of loyalty to the company, provided that he or she acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the company; and

•	a financial obligation imposed upon him or her in favor of another person.

Our articles were amended in December 2000 to contain provisions in line with the aforesaid provisions and, having obtained the approvals required under the Companies Law and our articles, we have procured the permitted insurance for our office holders.  In December 2003, the Company’s shareholders set the maximum annual premium for such insurance at $1,000,000.

Indemnification.  Subject to certain qualifications, the Companies Law also permits a company, if its articles of association so provide, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

•	a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator’s award approved by court; and

•

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

Our articles were amended in December 2000 to contain provisions in line with the aforesaid provisions of the Companies Law relating to indemnification of our office holders.  In April 2004, the Company’s audit committee, board of directors and shareholders also resolved to indemnify the Company’s office holders, including any future director or officer of the Company who may be considered a “controlling shareholder” (as such term is defined under the Companies Law), by providing them with a Letter of Indemnification to be substantially in the form approved by the shareholders. (See Exhibit 4(c)(3) in Item 19 for the form of the Letter of Indemnification to office holders.)

Limitations on Exculpation, Insurance and Indemnification.  The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine imposed against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

Our articles also provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including without limitation, any of our employees, agents, consultants or contractors.

D.          EMPLOYEES

The following table details certain data on the workforce (including temporary employees) of Scitex and its consolidated subsidiaries for the periods indicated*:

	As at December 31,

	2003	2002(1)	2001(1)

Approximate numbers of employees by geographic location
United States	67	45	64
Israel	246	193	208
Europe and elsewhere	142	167	135

Total workforce	455	405	407

Approximate numbers of employees by category of activity
Research and development	102	68	58
Sales and marketing	53	60	74
Customer support	102	98	94
Operations and logistics	111	99	89
General and administrative	87	80	92

Total workforce	455	405	407

* Excludes the employees of SDP for these years who were transferred to Kodak in connection with the sale of SDP’s business in January 2004.

(1) Includes 43 employees of Creo Asia Pacific (H.K.) Ltd., an affiliate of Creo Inc., who were dedicated to providing services to Scitex Vision and being paid by us. In January 1, 2003, Scitex Vision terminated the services of Creo Asia Pacific, and the majority of the above employees were transferred to Scitex Vision.

We maintained substantially the same number of employees during 2001 and 2002.  The increase in the number of our employees from 2002 to 2003 resulted mainly due to the acquisition of Scitex Vision International by Scitex Vision.  During 2003, we employed on average approximately 16 temporary employees.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not generally represented by labor unions.  Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and Israel’s Coordination Bureau of Economic Organizations (including the Manufacturers’ Association) are applicable to such employees by Israeli governmental order.  These provisions principally concern cost-of-living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination, severance payments and other conditions of employment.  However, we generally provide our employees with benefits and conditions beyond the required minimums, including contributing to funds to provide severance.

E.          SHARE OWNERSHIP

SECURITY OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table details as of June 23, 2004 the number of our shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), and stock options held, by members of our senior management.

Name and Address	Number of Shares Owned	Percent of Shares Outstanding	Number of stock options held(1)

Dov Ofer (2)	15,000	*	- -

* less than 1% of our outstanding ordinary shares.

(1)	Each stock option is exercisable into one ordinary share. All our shares have identical voting rights.
(2)

Dov Ofer is the President and CEO of Scitex Vision. The 15,000 shares held by Mr. Ofer are in the form of stock options, which are exercisable within 60 days of the date of this Annual Report. The exercise price of the stock options is $11.1875.

STOCK OPTION PLANS

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

•

1991 Plans. In September 1991, our shareholders approved two plans, the Scitex Israel Key Employee Share Incentive Plan 1991, primarily designed for employees of Scitex and its subsidiaries located in Israel, and the Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995), primarily designed for employees of Scitex’s non-Israeli subsidiaries. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors.  These plans expired in September 2001, except with respect to outstanding options granted under such plans.  Accordingly, no further options can be granted under such plans. Outstanding options under the 1991 plans expire at various dates from 2004 through 2011.

•

2001 and 2003 Plans. In December 2001, our shareholders approved the adoption of the Scitex 2001 Stock Option Plan, primarily designed for key employees of Scitex and its subsidiaries.  The aggregate number of shares that were initially authorized and reserved for issuance under the 2001 plan was 750,000 shares.  In December 2003, our shareholders approved the adoption of the Scitex 2003 Share Option Plan for our officers, directors and consultants who are Israeli residents.  When the shareholders adopted the 2003 plan, they also adopted an amendment to the 2001 plan, as a result of which the number of shares reserved for issuance under the 2001 plan was increased from 750,000 to 1,900,000 with all such reserved shares being available for issuance under either the 2001 plan or the 2003 plan.  Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors.

The following table details certain information with respect to the foregoing plans:

	1991 Share Option Plans*	2001 and 2003 Share Option Plans**

Number of shares available for future option awards	0	1,900,000
Number of options exercised	860,295	0
Number of options outstanding	664,362	0
Weighted average exercise price of options outstanding	$10.57	N/A

             * The data presented in this column are as of June 17, 2004.
             ** The data presented in this column are as of the date of this Annual Report.

          The foregoing description is qualified in its entirety by reference to the Scitex Israel Key Employee Share Incentive Plan 1991, the Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995), the Scitex 2001 Stock Option Plan (as amended, 2003), and to the Scitex 2003 Share Option Plan which are filed as exhibits in Item 19 of this Annual Report, all of which are hereby incorporated by reference.

          Subsidiaries Stock Option Plans. Scitex Vision adopted a share option plan, primarily designed for employees of Scitex Vision and its subsidiaries.  This plan permits the granting of options for the purchase of shares in Scitex Vision.  During 2003, Scitex Vision granted options under its plan to employees, exercisable, in the aggregate (including options already granted), into approximately 8.8% of its share capital.  In this respect, see also in “Item 7B. Related Party Transactions – Scitex Vision-Scitex Vision International Combination” below.

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

ITEM 7.     MAJOR SHAREHOLDERS & RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

Unless otherwise stated, all data in this Item 7 is as of June 23, 2004, at which date there were 38,066,363 of our ordinary shares outstanding, excluding:

•	the 448,975 ordinary shares purchased by the trustee pursuant to the repurchase program described above; and

•

the 4,952,050 ordinary shares purchased by us in the self tender offer described above which are deemed issued but considered treasury shares (or “dormant shares” as such term is defined under the Israeli Companies Law) that carry no rights, including voting rights and the right to receive dividends, while owned by us. These shares will be available for us to sell in the future without further shareholder action (except as required by applicable law).

In all instances, the percentage of ownership is equal to the voting rights of our ordinary shares and all ordinary shares have identical voting rights. In particular, the ordinary shares held by our principal shareholders do not carry different voting rights.

To our knowledge, except as described below, we are not directly or indirectly owned or controlled (i) by any corporation, (ii) by any foreign government or (iii) by any other natural or legal person, nor are there any arrangements, the operation of which may at a subsequent date result in a change in control of Scitex.

The following table sets forth the number of our ordinary shares owned by any person who is known to us to own beneficially more than 5% of our ordinary shares or otherwise affiliated with Discount and/or Clal:

Name and Address	Number of Shares Owned*		Percent of Shares Outstanding*

Clal Electronics Industries Ltd. (“CEI”) (1) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	18,702,255	(2)	49.13	% (2)

Discount Investment Corporation Ltd. (“Discount”) (3) 3 Azrieli Center, Triangular Tower, 44th Floor 67023 Tel Aviv, Israel	18,702,255	(2)	49.13	% (2)

AXA Financial, Inc. 1290 Avenue of the Americas New York, NY 10104 (4)	2,402,000		6.31%

Mivtach Shamir Holdings Ltd. (5)	2,090,200		5.49%

Ilanot Discount Ltd. (6)	263,967		**

Clal Insurance Enterprises Holdings Ltd. (7)	163,415		**

*

The number of shares owned by a shareholder or a group includes shares, if any, that such shareholder or group has the right to receive upon the exercise of options which are exercisable within 60 days as of June 23, 2004.

**	Less than 1%.

(1)

CEI is a wholly owned subsidiary of Clal. Clal may be deemed to share with its wholly owned subsidiary, CEI, an Israeli company, the power to vote and dispose of our outstanding ordinary shares held by CEI.

(2)

Consists of 9,409,532 ordinary shares owned by CEI and 9,292,723 ordinary shares owned by Discount, representing approximately 24.7% and 24.4% of our outstanding shares, respectively. Of the 9,292,723 ordinary shares owned by Discount, 4,880,334 shares are held through DIC Loans Ltd., an Israeli company wholly owned by Discount. Each of Clal and Discount may be deemed to share the power to vote the shares held by the other by virtue of the Voting Agreement between them, as described below.

(3)	Discount may be deemed to share with its wholly owned subsidiary, DIC Loans Ltd., an Israeli company, the power to vote and dispose of our outstanding ordinary shares held by DIC Loans Ltd.

(4)

Based upon Schedule 13G filed by AXA with the SEC on February 10, 2004, AXA claims sole voting power, as of December 31, 2003, over 2,622,000 shares, of which it had sole dispositive power over 2,402,000 shares. The majority of the shares reported are held by unaffiliated third party client accounts managed by a majority owned subsidiary of AXA, Alliance Capital Management L.P., an investment adviser.

(5)

Based on a report received by Scitex on June 24, 2004. The 2,092,200 shares are held by a wholly owned subsidiary of Mivtach Shamir. Mivtach Shamir’s address is 4 Koyfman Street, Tel-aviv 68012, Israel.

(6)

Based on a report received by Scitex on June 28, 2004. As of May 3, 2003, IDB Development and Discount together owned a 45% interest in Ilanot. Ilanot’s address is Africa-Israel House, 14 Achad Ha’am Street, Tel Aviv 65142, Israel.

(7)

Based on a report received by Scitex on June 28, 2004. As of May 10, 2003, Clal Insurance is a majority owned subsidiary of IDB Development.  Clal Insurance’s address is 48 Menachem Begin Road, Tel Aviv 66184, Israel.

Clal, CEI, Discount, IDB Development and IDB Holding

          Both Clal and CEI are Israeli companies, holding investments in Israeli companies that operate primarily in the fields of high-tech and electronics.  Clal also operates in the fields of cement, textiles, paper and cartons, biotechnology and management of venture capital funds.

          Discount is an Israeli company holding investments, predominantly in companies located in Israel or that are Israel-related that operate mainly in the fields of communications, advanced technology, industry, real estate and commerce.

          Clal and Discount are both controlled by IDB Development Corporation Ltd. (“IDB Development”), a majority owned subsidiary of IDB Holding.  Both IDB Development and IDB Holding are Israeli companies. IDB Development holds investments in various entities, operating primarily in the fields of insurance, real estate, high-tech and electronics. IDB Holding is a holding company that, through IDB Development, holds investments in various entities, operating primarily in the fields of insurance, real estate, high-tech and electronics.

          Each of IDB Development’s, IDB Holding’s, Discount’s and Clal’s respective shares are listed on the TASE. The principal address of Clal, CEI, Discount, IDB Development and IDB Holding is 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel.

           Based upon reports received by Scitex, since May 19, 2003, IDB Holding is controlled by a group comprised of:

•

Ganden Investment I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDB Holding, IDB Development, Clal and Discount) and his sister Shelly Bergman (who is also a director of IDB Holding, IDB Development, Clal and Discount), that holds 31.02% of the equity and voting power of IDB Holding;

•

Manor Investments - IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development, Clal and Discount), that holds 10.34% of the equity and voting power of IDB Holding; and

•

Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDB Holding, IDB Development, Clal and Discount, and whose other son, Shay Livnat, is a director of Scitex), that holds 10.34% of the equity and voting power of IDB Holding.

          Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity and voting power of IDB Holding, entered into a shareholders agreement relating to, among other things, their joint control of IDB Holding, the term of which is until May 19, 2023. In addition, Shelly Bergman owns approximately 4.9% of the equity and voting power of IDB Holding, Ganden Holdings Ltd., a private Israeli company controlled by Nochi Dankner and Shelly Bergman, owns approximately 0.1% of the equity and voting power of IDB Holding, Manor Holdings B.A. Ltd., a private Israeli company wholly owned by Isaac Manor and Ruth Manor, owns approximately 0.04% of the equity and voting power of IDB Holding and Avraham Livnat Ltd., a private Israel company controlled by Avraham Livnat and Zvi Livnat, owns approximately 0.04% of the equity and voting power of IDB Holding.

          Based on the foregoing, IDB Holding and IDB Development (by reason of their control of Clal and Discount), Ganden, Manor and Livnat (by reason of their control of IDB Holding) and Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with CEI and Discount the power to vote and dispose of Scitex’s shares beneficially owned by CEI and Discount (including Discount’s wholly owned subsidiary) amounting, in the aggregate, to 49.13% of such shares.

1980 Voting Agreement

On December 1, 1980, Clal (whose holdings of our shares are held by CEI), Discount and PEC Israel Economic Corporation, a company that is currently a wholly owned subsidiary of Discount, entered into a Voting Agreement.  Under this agreement, they agreed to vote our shares in concert with respect to the election of our directors and with respect to any ordinary resolution submitted to our shareholders. The agreement also grants rights of first refusal if one of the parties wishes to sell its shares of Scitex to a third party. The agreement was for an initial term of ten years, subject to renewal for additional periods of ten years each unless and until prior notice was given by one party of its intention not to renew.  The agreement was automatically renewed and is currently in effect until November 30, 2010.

By reason of the 1980 Voting Agreement, Clal and Discount may be deemed to share the power to vote and dispose of our outstanding ordinary shares held by such companies (including Discount’s wholly owned subsidiaries) amounting, in the aggregate, to 49.13% of such ordinary shares.

The foregoing description is qualified in its entirety by reference to the Voting Agreement, dated December 1, 1980, by and among Discount, PEC and Clal which is filed as Exhibit 10.h to our Registration Statement on Form F-1 (filed May 26, 1983) and which is hereby incorporated by reference.

Significant changes in percentage ownership by major shareholders during last three years

At January 1, 2000, Discount (jointly with PEC and DIC Loans) and CEI each held approximately 13% of our outstanding ordinary shares.  In January 2000, Discount, PEC and CEI together acquired International Paper Company’s 13.2% holding in us, increasing the joint holdings of Discount, PEC and DIC Loans to approximately 19.7% and the holding of CEI to approximately 19.5%, of our outstanding ordinary shares.  Subsequent increases in their shareholdings were the result of purchases (in the over-the-counter market) made by CEI (from January 2000) and Discount (from September 2000) through November 2000. In December 2003, PEC transferred all of the ordinary shares held by it to Discount.

In August 2002, Clal and Discount announced that they were considering the possibility of conducting a joint tender offer to acquire between 6% to 10% of our ordinary shares, subject to regulatory requirements and further examination.  In December 2002, Clal and Discount announced that they had decided not to conduct such tender offer.

In June 2004, Clal and Discount tendered, in the aggregate, approximately 260,000 ordinary shares in the self tender offer we commenced on May 14, 2004. We purchased from Clal and Discount all of these shares. Following consummation of the tender offer, Discount and Clal beneficially own, in the aggregate, 18,702,255 ordinary shares, representing 49.13% our outstanding ordinary shares, compared to 18,962,020 ordinary shares, representing 44.08% of our outstanding ordinary shares, prior to the tender offer.

Record Holders

As of June 23, 2004, we had 343 shareholders of record, of whom 300 were registered with addresses in the United States, representing approximately 65.6% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 41.8% of our outstanding ordinary shares as of said date).

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

B.          RELATED PARTY TRANSACTIONS

Bayside Lease

Since April 2000, Scitex Vision International has leased approximately 21,000 square feet of its principal facilities in the Herzlia Industrial Park, Israel, from Bayside Land Corporation Ltd., an affiliate of Discount.  The rent attributable to such premises for the year ended December 31, 2002, was approximately $0.6 million.   As part of its relocation to Netanya, Israel, during 2003, this lease was terminated, effective November 2003.

Clal Insurance

We purchase insurance policies in Israel with a number of insurance companies in respect of which Clal Insurance Company Ltd., an affiliate of CEI and Discount, acted as leader.  In certain instances, we were a beneficiary of insurance policies purchased from Clal Insurance Company by a subsidiary of Creo Inc., in which we no longer hold an equity interest.  During 2003, we paid premiums on such insurance in insignificant amounts.  The extent to which Clal Insurance Company, or other insurance companies to which it is affiliated, participated, varied from policy to policy.  All insurance was effected at normal business rates.

Services Agreements

Clal Services Agreement. In November 2001, we entered into a Services Agreement with Clal in connection with the transfer of our corporate offices to facilities leased to Clal at the Azrieli Center, Tel Aviv and the seconding of personnel. Pursuant to the Clal Services Agreement, Clal provided us with office space for our personnel, together with other services, such as accounting, security, information management services (MIS) and cleaning.  In addition, Clal seconded certain executives to serve in various management positions in us.  In addition, with effect from January 1, 2003, two other Scitex employees became employees of Clal and were seconded back to us for 100% of their work hours.  Pursuant to the Clal Services Agreement, other employees of Clal and us may be seconded to each other (on full time or part time basis) on an as-needed basis, as agreed from time to time between the parties.

The Clal Services Agreement provided that certain services may be provided by subsidiaries of Clal or directly from third party suppliers, and Clal may assign its rights and obligations under the Clal Services Agreement, in whole or in part, to its affiliates. Generally, the services rendered (other than the seconding of employees) were to be provided by Clal at the actual cost incurred by Clal for the services and do not include any overhead expense, or general and administrative cost.  However, if the actual cost incurred by Clal may not be determined with respect to any service, the cost to us will generally be calculated either (i) on the basis of the proportion of office space occupied by us at Azrieli Center (including, proportionally, by employees seconded to us by Clal and excluding, proportionally, employees seconded to Clal by us), for rental of the facilities and common parts, cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance; or (ii) on the basis of the number of our employees located at Azrieli Center (including, proportionally, those seconded to us by Clal and excluding, proportionally, those seconded to Clal by us) for other, generally unspecified, services.  Certain services, such as accounting and MIS services, are at a fixed rate.  During 2003, the aggregate cost of the services (including rental), other than the seconding of employees, was approximately $7,300 per month, compared to $7,700 per month in 2002.  In 2003, we paid Clal the sum of approximately $430,000 in connection with the seconding of Clal’s employees to us.

The audit committees of both us and Clal agreed to periodically review and adjust the services rendered and amounts paid pursuant to the Clal Services Agreement.  However, the aggregate changes in respect of (i) the amount payable for seconded employees shall not exceed $300,000 per annum and (ii) the amount payable for other services provided to us may not exceed $20,000 per quarter, in both cases, from that envisaged at the commencement of the Clal Services Agreement.

In light of the Discount Services Agreement (described below), which has become effective in January 2004, we and Clal have agreed to suspend substantially all the services provided by Clal to us pursuant to the Clal Services Agreement, including the termination of (1) the use by us of the office space provided by Clal, including related ancillary services (such as cleaning, security and MIS), which are now provided to us by Discount pursuant to the Discount Services Agreement, and (2) the seconding of personnel by Clal to us, which is no longer required. The other provisions of the Clal Services Agreement continue in full force and effect, and Clal may continue to provide certain other services to us pursuant to the Clal Services Agreement.

The Clal Services Agreement was submitted to and approved by our audit committee, our board of directors and our shareholders, in that order. Similarly, the suspension of certain services under the Services Agreement was also submitted to and approved by our audit committee, our board of directors and our shareholders, in that order.

          The foregoing description of the Clal Services Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Clal Services Agreement and the amendment thereto filed by us as Exhibit 4(d)(1) in Item 19.

Discount Services Agreement. We entered into a Services Agreement with Discount in connection with the transfer of our corporate offices to facilities leased by Discount at the Azrieli Center, Tel Aviv, and the seconding of one of Discount’s senior officers to serve as our President and/or Chief Executive Officer. The Agreement became effective as of January 15, 2004.

Pursuant to the Discount Services Agreement, Discount provides us with office space at the Azrieli Center for our personnel, together with ancillary services, such as cleaning, security and MIS, similar to that previously provided by Clal pursuant to the Clal Services Agreement.  In addition, with effect from January 5, 2004, Discount seconds Mr. Raanan Cohen, Vice President of Discount (or another senior officer of Discount if agreed upon by us and Discount) to serve as Interim President and Chief Executive Officer of Scitex, who will dedicate approximately 40% of his work hours to us. We are required to provide to such person an indemnity letter in connection with personal liabilities that may arise from serving in such capacity as provided by us to our other executive officers. Mr. Raanan Cohen currently is also a director of Scitex.

Certain services may be provided by Discount through its subsidiaries or directly from third party suppliers. Discount may assign its rights and obligations under the Discount Services Agreement, in whole or in part, to its affiliates. Generally, the services rendered will be provided by Discount at the actual cost incurred by Discount for the services and will not include any overhead expense, or general and administrative cost.  However, if the actual cost incurred by Discount may not be determined with respect to any service, the cost to us will generally be calculated either (i) on the basis of the proportion of the office space occupied by us at Azrieli Center (including a relative part of common areas) for cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance or (ii) on the basis of the number of our employees located at Azrieli Center for other, generally unspecified, services, according to the nature of the service. Certain services, such as MIS, will be charged to us at a fixed rate.

Our audit committee will periodically review the services rendered and amounts paid under the Discount Services Agreement. It is estimated that, initially, the aggregate cost of the services (including the leased office space, but excluding the seconding of Mr. Cohen) will be approximately $17,000 per fiscal quarter. The specific approval of our audit committees is required for any material increases in the amounts paid under the Discount Services Agreement. However, in no event shall the aggregate increase in the office space occupied by us at Azrieli Center exceed 175% of the office space occupied by us at the commencement of the agreement. We will also pay Discount the sum of NIS 493,000 (currently equivalent to approximately $110,000) per annum, in connection with the services of Mr. Cohen as our President and CEO.  This sum is based upon the actual cost incurred by Discount with respect to the services of Mr. Cohen.  In the event of a change in the cost of such services to Discount or, having regard to our needs, the parties agree upon a change in the percentage of the work hours to be dedicated to us by Mr. Cohen (or such other senior officer of Discount who may serve as President and/or Chief Executive Officer of Scitex), the consideration payable for these services shall be increased or decreased accordingly, subject to the approval of our Audit Committee, provided that in no event the sum payable in respect of such services may exceed NIS 750,000 (currently equivalent to approximately $168,000) per annum.

If either of the parties wish to cease to provide or receive any or all of the services (including the office space), it may do so by giving prior written notice of at least three months to the other party, unless otherwise agreed by the parties.  In such circumstances, Discount is required to provide us reasonable cooperation and assistance in order to enable us to implement such service by ourselves, but in no event will such assistance be for more than 30 days from the date of termination.

The Discount Services Agreement was submitted to and approved by our audit committee, our board of directors and our shareholders, in that order.

The foregoing description of the Discount Services Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Discount Services Agreement filed by us as Exhibit 4(d)(3) in Item 19.

Combination of Scitex Vision and Scitex Vision International

In January 2003, we completed a transaction to combine the operations of Scitex Vision International (our then wholly owned subsidiary) and Scitex Vision (in which we held approximately 42.5% of the outstanding share capital) through a share exchange.  Pursuant to the Share Exchange Agreement, (1) we sold all of our shares in Scitex Vision International to Scitex Vision (so that Scitex Vision International became a wholly owned subsidiary of Scitex Vision), and (2) Scitex Vision issued to us shares representing approximately 67% of Scitex Vision’s outstanding share capital, and agreed to reserve up to approximately 5.9% of its share capital, on a fully diluted and as converted basis, for the issue of stock options to Scitex Vision International’s employees (collectively, the “Consideration”). The Consideration is subject to adjustments in our favor, if, at any time prior to the earlier to occur of (1) January 1, 2010 and (2) the closing of an initial public offering of Scitex Vision’s equity securities (with minimum requirements as to Scitex Vision’s valuation at, and the proceeds of, such offering), any of a number of specified adverse events occur in respect of Scitex Vision.  As required in the Share Exchange Agreement, we transferred $15 million to Scitex Vision International as an investment therein. Immediately following this transaction, we held, in the aggregate, approximately 75.5% of Scitex Vision’s outstanding share capital.

Each of Scitex Vision International (for the benefit of Scitex Vision) and Scitex Vision (for our benefit) made customary representations and warranties in the Share Exchange Agreement with respect to each party’s respective business operations.  We also made limited representations and warranties for the benefit of Scitex Vision.  The representations and warranties made by the parties survived for a limited period of one year (until January 2004), except for certain representations that survive until the earlier of the (i) expiration date of the applicable statute of limitations and (ii) closing of an initial public offering of Scitex Vision’s equity securities.  In the event of damages incurred as result of breach of the representations and warranties made by us or Scitex Vision International or failure to perform covenants or agreements, we are required to indemnify Scitex Vision. Similarly, in the event of damages incurred as result of breach of the representations and warranties made by Scitex Vision or failure to perform covenants or agreements, Scitex Vision is required to indemnify us.  The indemnification will be paid out solely in shares of Scitex Vision and is capped, in the aggregate, at $7 million (if we are required to indemnify Scitex Vision) or $6 million (if Scitex Vision is required to indemnify us).

This transaction was a “related party transaction” because CEI and Discount, who are our principal shareholders, may have had a personal interest in the transaction by virtue of their shareholdings in Scitex Vision (prior to the transaction, each of CEI and Discount held approximately 14% of Scitex Vision’s share capital).  Accordingly, as required by the Companies Law, the transaction was approved by our audit committee, board of directors and a special majority of our shareholders, in that order.  In addition, the financial advisor in connection with the transaction delivered to our board of directors a written opinion as to the fairness, from a financial point of view, of the consideration to be paid by us in connection with the transaction.

The foregoing description of the Share Exchange Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(d)(2) to Item 19.

We face litigation in connection with this transaction, as more fully described in Item 8 under the caption “Legal Proceedings.”

Rights Offerings by Scitex Vision

In July 2003 and May 2004, Scitex Vision concluded rights offerings to its shareholders in which we invested approximately $5.0 million and $4.2 million, respectively, in accordance with our pro rata share of such offering. Clal and Discount, our two principal shareholders who are also shareholders of Scitex Vision, invested their pro rata share of the rights offerings in an aggregate of approximately $0.9 million each.

The investments were carried through convertible loans, which have a five year maturity period and bear an interest at the rate of the higher of (i) LIBOR + 1% per annum and (ii) the Israeli consumer price index. The principal amount of the loans, including interest accrued thereon, may be converted into shares of Scitex Vision at a specified conversion price (subject to adjustments for specified events):

•

The conversion price of the July 2003 loan reflects the valuation of the aforesaid combination of Scitex Vision and Scitex Vision International in January 2003 (i.e., valuation of $54 million for the combined entities).

•

The conversion price of the May 2004 loan reflects a valuation of $60 million to Scitex Vision, and is based upon, among other things, a written opinion of a financial advisor retained by Scitex Vision’s board of directors.

In addition, we and the other lenders received warrants to purchase additional shares of Scitex Vision with 25% coverage of the principal amount of the loans, exercisable for a period of five years at an exercise price equal to the conversion price of the loans, as applicable. Other key terms of the loans include the subordination of the loans to senior bank loans and the grant of registration rights with respect to the securities underlying the loans and warrants.

Prior to the July 2003 rights offering, Scitex Vision’s share capital was divided into ordinary shares and several series of preferred shares. In conjunction with the rights offering, Scitex Vision reclassified its share capital by way of converting all preferred shares into ordinary shares and currently has only one class of shares, the ordinary shares, outstanding.

Following our investment in the rights offerings, we now hold an approximate 75.5% interest (68.5% on a fully-diluted basis) in Scitex Vision whereas Clal and Discount each hold an approximate 7% interest.

We face litigation in connection with these transactions, as more fully described in Item 8 under the caption “Legal Proceedings.”

Other

During 2003, we maintained business relationships and entered into various other transactions in the ordinary course of business with a number of other companies affiliated with our major shareholders, all on terms which management believes were no less favorable to us than would be obtained in transactions with unaffiliated third parties.

C.          INTERESTS OF EXPERT AND COUNSEL.

          Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Our consolidated financial statements are listed in Item 18.

EXPORT SALES

During 2003, Scitex, through its consolidated subsidiaries, had export sales from both the United States and Israel.  Export sales from the United States were primarily of products manufactured by discontinued operations (SDP) and amounted to $112.4 million in 2003, compared to approximately $93.9 million in 2002 and $94.4 million in 2001.  Export sales from Israel were of products manufactured by Scitex Vision and amounted to $59.3 million in 2003, compared to approximately $51.5 million in 2002 and to $59.6 million in 2001.  Altogether, export sales (from Israel only) in 2003 accounted for 58% of total net sales, compared to approximately 60% in 2002 and 65% in 2001.

LEGAL PROCEEDINGS

We are from time to time named as a defendant in certain routine litigation incidental to our business. Except as described below, we are currently not party to any legal proceedings which would reasonably be expected to have a material adverse effect on our financial position.

•

In October 2003, an NIS 14 million (approximately $3.1 million) lawsuit was filed by CDI, one of Scitex Visions  shareholders, against us, Scitex Vision and others, mainly other shareholders of Scitex Vision (among them, our two largest shareholders, Clal and Discount) and the directors of Scitex Vision in the period relevant for the lawsuit (three of whom are our present or former office holders).  The lawsuit generally alleges that the terms of the transaction to combine the operations of Scitex Vision and Scitex Vision International and the manner in which it was effected prejudiced the rights of CDI as a minority shareholder of Scitex Vision (see Item 7B above). In November 2003, CDI also sent a demand letter to Scitex Vision, as a preliminary step for a derivative action, whereby CDI demanded that Scitex Vision initiate a lawsuit against us, Scitex Vision International and Scitex Vision’s directors in the period relevant for the claim for an alleged breach of fiduciary duties of the directors and misrepresentations in connection with an undertaking by Scitex to transfer $15 million to Scitex Vision International as part of the aforesaid transaction. Scitex Vision rejected these demands.

•

In December 2003, a separate motion was filed by CDI against us, Scitex Vision, and two other shareholders of Scitex Vision in connection with Scitex Vision’s rights offering that was concluded in July 2003 (See Item 7B above). In particular, the motion alleges that the reorganization of Scitex Vision’s share capital that was effected in conjunction with the rights offering was invalid and prejudiced the rights of CDI. In light of its allegations, CDI requested that the court order the defendants to provide information and documents with respect to this matter.

•

In late May 2004, CDI filed another lawsuit against us, Scitex Vision, Clal and Discount in connection with Scitex Vision’s rights offering that was concluded in May 2004 (See Item 7B above). The lawsuit generally alleges that the terms of the transaction and the manner in which it was effected prejudiced the rights of CDI as a minority shareholder of Scitex Vision. CDI requested the court to order that the resolutions of Scitex Vision’s audit committee, board of directors and general meeting of shareholders authorizing the transaction be annulled, and that the transaction is void.

We and Scitex Vision do not believe that these claims have merit and we intend to vigorously defend our position on these issues. However, we cannot assure you the outcome of any such litigation at this time or whether CDI may initiate further legal proceedings against Scitex Vision or us.

In addition, see the discussion in Item 5B under the caption “Tax Audits.”

DIVIDEND POLICY

Except as described below, we did not distribute any dividends (in cash or otherwise), bonus shares or declared any split, recapitalization or make any rights offerings to the holders of our shares since the third quarter of 1996.  We continually review our dividend policy and the payment, or non-payment, of a dividend should not be considered indicative as to the payment of future dividends.  For general information on the applicable tax rate on dividends, please see in “Item10E. Tax” below.

On June 22, 2004, we announced a distribution of $2.36 per ordinary share, or approximately $90 million in the aggregate, payable on July 12, 2004 to our shareholders of record as of June 30, 2004.

B.          SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2003. In particular, please see the description of the sale of our SDP business to Kodak in January 2004, under Item 10C “Additional Information—Material Agreements.”

ITEM 9.     THE OFFER AND LISTING

A.          OFFER AND LISTING DETAILS

Our ordinary shares are listed and traded on the Nasdaq National Market, or Nasdaq, and the Tel Aviv Stock Exchange, or the TASE, both under the symbol “SCIX”.  The shares commenced trading on the TASE on January 7, 2001 and on Nasdaq on May 20, 1980.

All share prices on Nasdaq are reported in U.S. dollars and all share prices on the TASE are reported in NIS.  As of December 31, 2003, the exchange rate was equal to approximately NIS 4.379 per $1.00 (NIS 4.737 on December 31, 2002).

The following table sets forth, for the periods indicated, the high and low closing sales prices per ordinary share on Nasdaq and on the TASE as reported in published financial sources:

Annual High and Low	Nasdaq National Market		The Tel Aviv Stock Exchange

	High	Low	High	Low

1999	$16.06	$8.44	--	--
2000	$18.75	$6.56	--	--
2001	$9.75	$2.75	NIS 41.40	NIS 12.06
2002	$5.50	$1.26	NIS 25.08	NIS 6.04
2003	$5.16	$1.22	NIS 24.15	NIS 6.10
Quarterly High and Low
2002
First Quarter	$5.50	$3.07	NIS 25.08	NIS 13.99
Second Quarter	$3.15	$2.01	NIS 15.60	NIS 10.09
Third Quarter	$2.20	$1.33	NIS 10.60	NIS 6.85
Fourth Quarter	$1.90	$1.26	NIS 9.17	NIS 6.04
2003
First Quarter	$1.89	$1.22	NIS 8.54	NIS 6.10
Second Quarter	$2.59	$1.63	NIS 11.30	NIS 7.92
Third Quarter	$3.36	$2. 50	NIS 14.93	NIS 10.91
Fourth Quarter	$5.16	$3.20	NIS 24.15	NIS 14.42
2004
First Quarter	$5.67	$5.08	NIS 26.38	NIS 23.05
Most Recent Six Months
December 2003	$5.16	$4.93	NIS 23.12	NIS 21.25
January 2004	$5.67	$5.22	NIS 26.38	NIS 23.10
February 2004	$5.45	$5.08	NIS 24.51	NIS 23.05
March 2004	$5.65	$5.27	NIS 25.60	NIS 24.15
April 2004	$5.89	$5.54	NIS 27.04	NIS 25.10
May 2004	$5.84	$5.59	NIS 27.03	NIS 25.66
June 2004*	$6.14	$5.59	NIS 27.84	NIS 25.31

* Through June 28, 2004.

B.          PLAN OF DISTRIBUTION.

Not Applicable.

C.          MARKETS.

Our ordinary shares trade on Nasdaq and, with effect from January 7, 2001, the TASE.  The shares trade in both markets under the symbol “SCIX”.

D.          SELLING SHAREHOLDERS.

Not Applicable.

E.          DILUTION.

Not Applicable.

F.          EXPENSES OF THE ISSUE.

Not Applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.          SHARE CAPITAL

Not Applicable.

B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference to exhibits to this Annual Report and by Israeli law.

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

VARIATION OF RIGHTS

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a “special resolution”, which requires approval by at least 75% of the voting power represented at the meeting in person or by proxy and voting thereon.  In addition, through a special resolution, we can subdivide issued and outstanding ordinary shares.  Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption of a special resolution by affected shareholders voting separately as a class.

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

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days.  The function of the annual general meeting is to receive and consider the directors’ report, profit and loss account and balance sheet, to elect directors and appoint auditors and fix their fees, and to transact any other business which under the Articles or by law are to be transacted at our annual general meeting.

The quorum required for either an ordinary (regular) or an extraordinary (special) meeting of shareholders consists of at least two shareholders present in person or by proxy and holding or representing between them at least one-third of our voting power.  If a meeting is convened at the request of shareholders and no quorum is present, it shall be dissolved.  If a meeting is otherwise called and no quorum is present, the meeting is adjourned to the same day one week later at the same time and place, or to such other day time and place as our Chairman may determine with the consent of a majority of the voting power represented at the meeting and voting on the question of an adjournment.  Two or more shareholders present in person or by proxy and holding or representing between them at least one-third of our voting power shall constitute a quorum at the adjourned meeting.

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

A company such as us, incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Israeli Companies Ordinance [New Version], 5743 – 1983, to being governed by the Companies Law.  These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until we amend our Articles in such manner to provide for a different majority.

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

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

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

C.          MATERIAL CONTRACTS

SALE OF SDP’S BUSINESS

On November 24, 2003 we entered into an Asset Purchase Agreement with Eastman Kodak Company, or Kodak, whereby Kodak agreed to acquire substantially all of the assets and business of Scitex Digital Printing, Inc. (SDP), a wholly-owned US subsidiary of Scitex, for $250 million in cash and assumed substantially all of SDP’s liabilities related to the ongoing business.  In addition, as part of the transaction, we retained $12 million of SDP’s cash balance at closing, producing  total cash consideration for the transaction of $262 million.

We completed the sale on January 5, 2004.  At closing, $15 million of the proceeds of the sale, which amount was released 20 business days after closing, was placed in a custody account to cover unknown federal tax liens.  Furthermore, $10 million of the proceeds of the sale was placed in a custody account to cover possible indemnification claims.  Such amount is to be held in the custody account for two years following the closing date (until January 5, 2006) subject to extension to allow any claims to be resolved.  In the absence of claims, the amount held in the custody account could be reduced to $5 million at the first anniversary of closing.  We made representations and warranties in the purchase agreement for the benefit of Kodak, which generally survive for a period of two years following the closing of the transaction or, for certain matters, the expiration of the applicable statute of limitations.  We agreed to indemnify Kodak from damages or losses arising from any breach of the representations and warranties, subject to certain limitations (including customary deductibles, de minimis exceptions and caps) detailed in the purchase agreement.  We also agreed to indemnify Kodak against any damages or losses arising from any breach of a covenant or agreement made by us in the purchase agreement or from any liability of SDP that we retained under the terms of the purchase agreement.  We are obligated to satisfy these indemnification obligations to the extent not satisfied out of amounts in the custody account discussed above.

The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(2) in Item 19.

COMBINATION OF SCITEX VISION AND SCITEX VISION INTERNATIONAL

On December 22, 2002, we entered into a Share Exchange Agreement with Scitex Vision Ltd. and Aprion Digital Ltd.  For a discussion of this agreement, see Item 7B – Related Party Transaction under the caption “Combination of Scitex Vision and Scitex Vision International.”

SALE OF CREO SHARES

On November 20, 2001, we entered into an agreement with Dundee Securities Corporation, or Dundee, an affiliate of Dundee Bancorp Inc., whereby Dundee agreed to act as our agent in a private sale of up to 7.0 million common shares of Creo held by us in consideration of up to a 4% commission out of the gross proceeds of such sale.  On November 29, 2001, we completed the sale, through the agent, of the entire 7.0 million shares to various Canadian institutional investors for approximately $77.7 million, less approximately $1.6 million, representing commissions and expenses paid to Dundee. We made representations and warranties in the agreement for the benefit of Dundee, which survive for a period of two years following the closing of the transaction. In addition, we agreed to indemnify Dundee and its representatives against all damages arising from our breach of the representations and warranties.

On June 5, 2003, we entered into an agreement with Raymond James Ltd. and Dundee, whereby Dundee and Raymond James agreed to act as our agents in a private sale of 3.0 million common shares of Creo held by us in consideration of a 1.75% commission out of the gross proceeds of such sale.  On June 12, 2003, we completed the sale, through the agents, of the entire 3.0 million shares to various financial institutions in Canada for approximately $24 million, less approximately $0.45 million, representing commissions and expenses paid to the agents.  We made representations and warranties in the Agreement for the benefit of the agents, which survive for a period of two years following the closing of the transaction. In addition, we agreed to indemnify the agents and their representatives against all damages arising from our breach of the representations and warranties.

On August 11, 2003, we entered into an Agreement with Raymond James and Dundee, whereby Dundee and Raymond James agreed to act as our agents in a private sale of the remainder of our Creo shares - 3.25 million common shares of Creo held by us - in consideration of a 1.75% commission out of the gross proceeds of such sale.  On August 11, 2003, we completed the sale, through the agents, of the entire 3.25 million shares to various financial institutions in Canada for approximately $31 million, less approximately $0.5 million, representing commissions and expenses paid to the agents.  We made representations and warranties in the Agreement for the benefit of the agents, which survive for a period of two years following the closing of the transaction. In addition, we agreed to indemnify the agents and their representatives against all damages arising from our breach of the representations and warranties.

The foregoing description of the November 2001 Agreement, the June 2003 Agreement and the August 2003 Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreements filed by us as Exhibits in Item 19.

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

U.S. TAX CONSIDERATIONS

Subject to the limitations described herein, the following discussion describes certain material U.S. federal income tax considerations applicable to a U.S. holder (as defined below) regarding the acquisition, ownership and disposition of our ordinary shares.  A U.S. holder means a holder of our ordinary shares who is:

•	an individual citizen or resident of the United States;

•

a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

in general, a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own our ordinary shares as capital assets.  This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code administrative pronouncements and judicial decisions, all as in effect today and all of which are subject to change, possibly with a retroactive effect, which change could materially affect the U.S. federal income tax considerations described herein.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including, without limitation, U.S. holders who:

•	are broker-dealers or insurance companies;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	have acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	hold their shares through partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power; and

•	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate tax.

U.S. holders should review the summary below under “Israeli Taxation” for a discussion of Israeli tax consequences and certain other tax consequences pursuant to the income tax treaty between the governments of Israel and the U.S., which may be applicable to them.

U.S. holders should consult their own tax advisors with respect to the specific U.S. federal, state and local income tax consequences and any applicable non-U.S. tax consequences to them of purchasing, holding or disposing of the ordinary shares.  U.S. holders are also urged to consult their own tax advisors concerning whether they will be eligible for benefits under the income tax treaty between the governments of Israel and the U.S.

U.S. HOLDERS OF ORDINARY SHARES

TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder generally will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including the amount of any Israeli taxes withheld in respect of such distribution, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. holder’s basis in our ordinary shares and, to the extent in excess of the basis, will be treated as gain from the sale or exchange of our ordinary shares.  Distributions of our current or accumulated earnings and profits will not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

Distributions of our current or accumulated earnings and profits paid in foreign currency to a U.S. holder, and the amount of any Israeli withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of such foreign currency calculated by reference to the exchange rate in effect on the day the distribution is received by the U.S. holder, regardless of whether such foreign currency is converted into U.S. dollars.  If a U.S. holder converts dividends paid in foreign currency into U.S. dollars on the day such dividends are received, the U.S. holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion.  If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of such foreign currency generally will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, any Israeli withholding tax imposed with respect to a distribution of our current or accumulated earnings and profits generally will be eligible for credit against the recipient U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, may be claimed as a deduction against income in determining such tax liability.  Distributions of our current or accumulated earnings and profits to U.S. holders will be treated as foreign source income and generally will be categorized as “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the U.S. foreign tax credit allowable to U.S. holders.  U.S. holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes.  The calculation of allowable foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Accordingly, U.S. holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. holder’s adjusted tax basis, determined in U.S. dollars, in the ordinary shares.  Capital gain from the sale, exchange or other disposition of ordinary shares held for one-year or less will be short-term capital gain or, if held for more than one-year, long-term capital gain. In the case of individual U.S. holders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates (generally, a maximum rate of 15%) and short-term capital gains generally are subject to tax at ordinary income rates.

Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.  However, under certain circumstances and subject to the limitations specified in the income tax treaty between the governments of Israel and the U.S., such gain or loss recognized by a U.S. holder who qualifies as a resident of the U.S. (within the meaning of such treaty) and who is entitled to claim the benefits afforded to such resident under such treaty may be treated as foreign-source for U.S. foreign tax credit purposes.  U.S. holders should consult their own tax advisors regarding the application of the U.S. foreign tax credit limitations to gain or loss recognized on the sale, exchange or other disposition of our ordinary shares.

The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to significant limitations.  U.S. holders should consult their own tax advisors in this regard.

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

Tax Rates.  The Jobs and Growth Tax Relief Reconciliation Act of 2003 (effective for tax years after December 31, 2002 through December 31, 2008), reduces the individual tax rates on both capital gains and certain dividend income (“qualified dividend income”).  The top individual rate on adjusted capital gains is generally reduced from 20% to 15% (5% for taxpayers in the lower brackets) and on “qualified dividend income” from 38.6% to 15%.  The reduced rates on long-term capital gains and “qualified dividend income” apply to (i) sales and exchanges (and payments received) on or after May 6, 2003 and (ii) “qualified dividend income” received after December 31, 2002, respectively.

Qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the U.S. or (ii) the non-U.S. corporation paying such a dividend is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the income tax treaty between the governments of Israel and the U.S.) which provides for the exchange of information.  We currently believe that if we were to pay any dividends with respect to our ordinary shares, the dividends would constitute qualified dividend income for U.S. federal income tax purposes; provided, however, that we are not treated as a “passive foreign investment company” for U.S. federal income tax purposes (see discussion below under “Tax Consequences if We are a Passive Foreign Investment Company”).  The top U.S. federal income tax rate applicable to income received by U.S. holders who are corporations for U.S. federal income tax purposes is 35%.  U.S. holders should consult their own tax advisor regarding the specific U.S. tax rates applicable to any distribution made by us with respect to our ordinary shares or gain realized on the sale, exchange or other disposition of our ordinary shares, based on their particular circumstances.

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

If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund (a “QEF”) as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

•	the three previous taxable years; or

•	the U.S. holder’s holding period for ordinary shares before the present taxable year.

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

Based on the opinion of our tax consultants, we do not believe we were a PFIC in 2003.  However, there can be no assurance that we will not become a PFIC in 2004 or in subsequent years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC in 2004 or at a later stage.  U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

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

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States;

•	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment;

•	in the case of an individual, the item is attributable to a fixed place of business in the United States;

•

the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividend payments with respect to ordinary shares and proceeds from the sale or other disposition of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%.  Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding.  U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).  Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding.  However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the U.S. or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us.  It also discusses Israeli tax consequences material to persons purchasing our ordinary shares.  To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation by the Israeli tax authorities or courts.  The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust all possible tax considerations.  Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

TAX REFORM

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced, among other things, the following provisions:

•

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

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•

Imposition of capital gains tax on capital gains realized as of January 1, 2003 by individuals who are Israeli residents, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange, or TASE, and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

•	Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors; and

•

Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

GENERAL CORPORATE TAX STRUCTURE

Generally, Israeli companies are subject to tax at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003).  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

On June 2, 2004, the Israeli government introduced a bill to the Israeli parliament proposing, among others, changes to the corporate tax rate. The bill proposes to reduce the corporate tax rate to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli parliament and published. The bill might be modified prior to enactment or might not be enacted at all.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, provides that upon application to the Investment Center of the Israeli Ministry of Industry, Trade and Labor, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise.”  The applicable law regarding Approved Enterprise programs is scheduled to expire on June 30, 2004.  Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.  The tax benefits derived from any such certificate of approval relate only to taxable income derived from  the specific Approved Enterprise.  If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits under the law are not generally available with respect to income derived from products manufactured outside of Israel.

Taxable income of a company derived from an Approved Enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business) is subject to company tax at the maximum rate of 25%, rather than the usual rate of 36%, for the “Benefit Period”.  The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

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

The Investment Center bases its decision of whether to approve or reject a company’s application for designation as an Approved Enterprise, among other things, on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant.  Accordingly, a company cannot be certain in advance whether its application will be approved.  In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval.  In the event that a company violates these conditions, in whole or in part, it may be required to refund the amount of tax benefits, in whole or in part, plus an amount linked to the Israeli consumer price index and interest.

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

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

Israeli tax law allows, under specified circumstances, a tax deduction for expenditures in the year incurred, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the company and carried out by or on behalf of the company seeking such deduction.  However, the amount of such deductible expenses must be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three-year period.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an “Industrial Company” is a company located in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise owned by an industrial company whose major activity in a given tax year is industrial production activity.  Although Scitex Vision believes that it currently qualifies as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969, it is currently in dispute with the Israeli tax authority, as discussed in Item 5B under the caption “Tax Audits.”

Under the law, Industrial Companies are entitled to preferred corporate tax benefits, among others, such as:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

•	the right to elect, under certain conditions, to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the law; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority.  However, the Israeli tax authorities may determine that Scitex Vision does not qualify as an Industrial Company (see above in Item 5B under the caption “Tax Audits”).  In addition, it might not continue to qualify as an Industrial Company in the future.  As a result of either of the foregoing, the benefits described above might not be available to Scitex Vision in the future.

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation.  The law is highly complex.  Its features that are material to us can be described as follows:

•

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets.  Where a company’s equity, as defined in the law, exceeds the depreciated cost of its fixed assets, as defined in the law, the company may take a deduction from taxable income that reflects the effect of multiplication of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward, linked to the increase in the consumer price index.  If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the annual rate of inflation is added to taxable income;

•

Subject to certain limitations set forth in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index; and

•

Taxable gains on certain listed securities, which are taxed at a reduced tax rate with respect to individuals following the tax reform (and which were previously exempt from tax), are taxable at the company’s tax rate in certain circumstances.

CAPITAL GAINS TAX

Israeli law generally imposes on residents and non-residents of Israel a tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including shares in Israeli companies (and our ordinary shares), by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between the inflationary surplus and the real gain.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

Pursuant to the tax reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the TASE; or (ii) Israeli companies publicly traded on Nasdaq, or on a recognized stock exchange in a country that has a treaty for the prevention of double taxation with Israel; or (iii) companies dually traded on both the TASE and Nasdaq, such as Scitex, or on a recognized stock exchange or a regulated market outside of Israel.  This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. In December 2003, regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing is not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provide that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, will constitute the new tax basis for any future sale of such shares.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains do not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided, however, that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to an initial public offering.  In addition, non-Israeli companies will not be entitled to the exemption with respect to capital gains derived from the sale of shares of Israeli companies traded on the TASE if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli company, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli company, whether directly or indirectly.

In some instances, where our shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Income Tax Treaty

Pursuant to an income tax treaty between the governments of the United States and Israel, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax.  This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel.  However, under the circumstances and subject to the limitations specified in the Israeli-U.S. treaty, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

TAXATION OF DIVIDENDS

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

Under an amendment to the Inflationary Adjustments Law, non-Israeli companies may be subject to Israeli taxes on the sale of securities of an Israeli company, subject to the provisions of any applicable taxation treaty or unless a specific exemption is available.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax” above.

F.          DIVIDENDS AND PAYING AGENTS.

Not Applicable.

G.          STATEMENT BY EXPERTS.

Not Applicable.

H.          DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to “foreign private issuers” and, in accordance therewith, are obligated to file reports, including annual reports on Form 20-F, and other information with the SEC relating to our business, financial condition and other matters. You may examine such reports, exhibits and other information filed by us with the SEC, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330.  The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. We began filing through the EDGAR system on November 6, 2002.

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

We do not actively hedge interest rate exposure or engage in other transactions intended to manage risks relating to interest rate fluctuations.  The interest income on our cash equivalents and short-term investments is sensitive to changes in the general level of market interest rates.  We mitigate the impact of fluctuations in interest rates primarily through diversification and by limiting the average duration of our interest-bearing investment portfolio.  The interest rate for the credit lines we use varies according to changes in the dollar LIBOR rate as well as the Euro LIBOR rate.

PRESENTATION OF EXCHANGE RATE AND INTEREST RATE RISK (POSITION AS OF DECEMBER 31, 2003)

The table below details the balance sheet exposure, by currency, as of December 31, 2003 (at fair value).  All data in the table has been translated for convenience into the dollar equivalent (in millions).  Explanatory notes are provided below the table.

Balance sheet exposure by currency as of December 31, 2003

European Currencies	NIS	Other Currencies

$ 16.8	$ (7.2)	$ 0.8

•	The amounts shown in the table represent monetary assets less liabilities.

•

The table does not include data with respect to balance sheet exposure for certain equity investments in which the functional currency was the local currency, since those balances do not create any such exposure.

•	“European Currencies” include all European currency exposure.

(See “Item 5. Operating And Financial Review And Prospects - Impact of Inflation and Exchange Rates” and Note 13 to our consolidated financial statements included in this Annual Report.)

For information about forward-exchange contracts please see Note 13a to our Consolidated Financial Statement included in this Annual Report.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T  I I

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS IN THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In December 2003, our shareholders approved amendments to Article 69 of our Articles of Association, relating to the procedures governing notices, as described in Item 3 of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on December 31, 2003, included in our report on Form 6-K, filed with the SEC on April 1, 2004, which is incorporated herein by reference.

In April 2004, our shareholders approved additional amendments to our Articles of Association, as follows:

•	Article 53 was amended, with respect to the source of funds available for payment of dividends; and

•

Articles 7, 52, 56 and 57 were amended, with respect to the corporate approvals required for reduction of share capital and distribution of dividends, all as described in Items 2 and 4 of our Notice and Proxy Statement for the Extraordinary General Meeting of our shareholders held on April 25, 2005, included in our report on Form 6-K, filed with the SEC on April 1, 2004, which is incorporated herein by reference.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure controls and procedures.  Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2003.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

Internal control over financial reporting.  There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that three of the four members of the audit committee are “audit committee financial experts” as defined in Item 16A of Form 20-F.  Our “audit committee financial experts” are Mr. Asheri, Ms. Zochovitzky and Mr. Dogon.

ITEM 16B.     CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which applies to all of our directors, executive officers and employees.  A copy of our Code of Ethics and Business Conduct has been posted on our Internet website, http://www.scitex.com.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual general meeting held in December 2003, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (PWC), to serve as our independent auditors for the fiscal year ending December 31, 2003. In the extraordinary general meeting held in April 2004, our shareholders re-appointed Kesselman & Kesselman to serve as our independent auditors until the next annual meeting.

PWC, including Kesselman & Kesselman, billed the following fees to us for professional services in each of the last two fiscal years:

	Year ended December 31,

	(approximate $ in millions)

	2002	2003

Audit Fees (1)	$0.37	$0.60
Audit-Related Fees (2)	--	--
Tax Fees(3)	0.18	0.33
All Other Fees (4)	0.03	0.03

Total Fees	$0.58	$0.96

(1)

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

(3)

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning.  Kesselman & Kesselman provided us with tax services such as PFIC evaluation and tax planning.

(4)	“All Other Fees” are the aggregate fees billed for professional services that are not reported under the captions “Audit Fees,” “Audit-Related Fees” or “Tax Fees.”

          Our Audit Committee oversees our independent auditors.  See also the description under the heading “Board Practices” in “Item 6. Directors, Senior Management and Employees.”

Our Audit Committee’s policy is to require committee approval of any audit or permitted non-audit services proposed to be provided by our independent auditors before engaging our independent auditors to provide such services. This policy is designed to assure that such engagements do not impair the independence of our auditors.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not effective.

P A R T   I I I

ITEM 17.          FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.          FINANCIAL STATEMENTS

Scitex is filing as part of this Annual Report:

•	consolidated financial statements (and related Schedule II) of Scitex for the year ended December 31, 2003;

•	consolidated financial statements of Jemtex for the year ended December 31, 2003;

•	consolidated financial statements of Jemtex for the year ended December 31, 2002;

•	a summary of selected financial data from the consolidated financial statements of Objet for the year ended December 31, 2003; and

•	the consolidated financial statements of Creo Inc. for the fiscal year ended September 30, 2001 and 2002, which are incorporated by reference to Exhibit 10(a)(2) in Item 19 of this Annual Report.

Page

Index to the Financial Statements of the Registrant:

Report of Independent Auditors	F2
Consolidated Balance Sheets at December 31, 2003 and 2002	F3-F4
Consolidated Statements of Operations for the Three Years ended December 31, 2003	F5
Consolidated Statements of Changes in Shareholders’ Equity for the Three Years ended December 31, 2003	F6
Consolidated Statements of Cash Flows for the Three Years ended December 31, 2003	F7-F8
Notes to Consolidated Financial Statements	F9-F47

Index to the Financial Statements Schedules of the Registrant

Report of Independent Auditors on Financial Statement Schedule	S-1
Schedule II – Valuation and Qualifying Accounts	S-2

Associated Companies

Report of Independent Auditors and consolidated financial statements of Jemtex for the year ended December 31, 2003	J-1-J-17
Consolidated financial statements of Jemtex for the year ended December 31, 2002	H-1-H-13
Report of Independent Auditors of Objet and selected financial data for the year ended December 31, 2003	O-1-O-2

ITEM 19.     EXHIBITS

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant.

3.	Voting Agreement dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (2)

4(a)(1)	Agreement dated November 20, 2001 between Dundee Securities Corporation and the Registrant. (3)

4(a)(2)	Asset Purchase Agreement dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp.

4(a)(3)	Agreement dated June 5, 2003 by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant.

4(a)(4)	Agreement dated August 11, 2003 by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant.

4(c)(1)	The Scitex Israel Key Employee Share Incentive Plan 1991. (1)

4(c)(2)	The Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995). (1)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (4)

4(c)(4)	The Scitex 2001 Stock Option Plan (as amended, 2003). (5)

4(c)(5)	The Scitex 2003 Share Option Plan. (6)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal and the Registrant (as amended, 2004).

4(d)(2)	Share Exchange Agreement dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd. (7)

4(d)(3)	Services Agreement dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant.

8	List of Subsidiaries of the Registrant.

10(a)(2)	Year 2002 Annual Report to Shareholders of Creo Inc. for the fiscal year ended September 30, 2002, pages 28 through 42 (inclusive) of which are incorporated herein by reference. (8)

10(a)(3)	Comments by Independent Accountants of Creo Inc. for U.S. Readers on Canada – U.S. Reporting Differences, dated November 12, 2002. (9)

12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Kesselman & Kesselman, Independent Accountants of Registrant.

14(a)(2)	Consent of Ziv Haft, Independent Accountants of Jemtex InkJet Printing Ltd.

14(a)(3)	Consent of Independent Accountants of Objet Geometries Ltd.

14(a)(4)	Consent of KPMG LLP, Independent Accountants of Creo Inc.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.
(2)	Incorporated by reference to Exhibit 10.h of our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002.
(4)	Incorporated by reference to Appendix B to our Proxy Statement of our Report on Form 6-K filed April 1, 2004.
(5)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.
(6)	Incorporated by reference to Appendix B to our Proxy Statement of our Report on Form 6-K filed December 3, 2003.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed June 19, 2003.
(8)	Incorporated by reference to Exhibit 99.2 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003 (incorporated from Creo’s Form 6-K filed January 15, 2003).
(9)	Incorporated by reference to Exhibit 99.3 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SCITEX CORPORATION LTD.
(Registrant)

By:	/S/ Raanan Cohen

Raanan Cohen
President of the Company
& Chief Executive Officer

Date: June 30, 2004

SCITEX CORPORATION LTD.

2003 CONSOLIDATED FINANCIAL STATEMENTS

SCITEX CORPORATION LTD.

2003 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
SCITEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scitex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2003 and 2002 is $ 3,328,000 and $ 2,544,000, respectively, and the Company’s share in losses of which is $ 5,637,000, $ 2,379,000 and $ 62,927,000 in 2003, 2002 and 2001, respectively. The financial statements of those companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2i to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB statement of Financial Accounting Standard No. 142 “Goodwill and Other intangible assets”.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel March 1, 2004	Kesselman & Kesselman Certified Public Accountants (Isr.)

SCITEX CORPORATION LTD.

CONSOLIDATED BALANCE SHEETS

	December 31

	2003	2002

	U.S. dollars in thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	52,861	17,814
Short-term investments	8,235
Restricted deposit	18,262	20,203
Trade receivables	36,002	30,555
Other receivables	9,995	7,321
Inventories (note 14b)	22,575	20,060
Current assets of discontinued operation	161,602	135,269

T o t a l current assets	309,532	231,222

INVESTMENTS AND OTHER NON-CURRENT
ASSETS:
Associated companies	3,328	7,247
Other investments and non-current assets (note 5)	1,301	55,131
Funds in respect of employee rights upon retirement	2,040	1,183
Deferred income taxes	112	1,866

	6,781	65,427

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization (note 6)	9,204	6,074

GOODWILL (note 7)	5,472	2,171
OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 8)	18,027	11,367
NON-CURRENT ASSETS OF DISCONTINUED OPERATION	48,897	53,295

	397,913	369,556

)
Ami Erel	) Chairman of the Board of Directors

)
Raanan Cohen	) Interim President & Chief Executive Officer

	December 31

	2003	2002

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit and loans (note 14d)	45,351	31,888
Current maturities of long-term loans (note 14d)	2,602	5,248
Note payable issued to an investee company		18,523
Trade payables	14,505	14,834
Taxes on income, net of advances	29,517	26,086
Accrued and other liabilities (note 14c)	25,677	16,951
Current liabilities related to discontinued operation	31,935	21,388

T o t a l current liabilities	149,587	134,918

LONG-TERM LIABILITIES:
Loans, net of current maturities: (note 14d)
Banks	6,623	5,493
Other	3,623
Liability for employee rights upon retirement (note 9)	3,022	1,607
Long-term liabilities related to discontinued operation	5,431	6,359

T o t a l long-term liabilities	18,699	13,459

CONVERTIBLE LONG-TERM LOANS FROM
RELATED PARTIES (note 14d)	756
COMMITMENTS AND CONTINGENT LIABILITIES (note 10)

T o t a l liabilities	169,042	148,377

MINORITY INTEREST	4,173

SHAREHOLDERS’ EQUITY (note 11):
Share capital - ordinary shares of NIS 0.12 par value (authorized - December 31, 2003 and 2002 - 48,000,000 shares; issued and outstanding - December 31, 2003 and 2002 - 43,467,388 shares)	6,205	6,205
Capital surplus	368,104	364,619
Accumulated other comprehensive income (loss)	(552)	801
Accumulated deficit	(144,852)	(146,239)
Treasury shares, at cost (December 31, 2003 and 2002 - 448,975 shares)	(4,207)	(4,207)

T o t a l shareholders’ equity	224,698	221,179

	397,913	369,556

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands (except per share data)

REVENUES:
Sales	60,653	52,847	59,753
Services	5,638	5,098	4,174
Supplies	36,589	27,716	27,691

T o t a l revenues	102,880	85,661	91,618

COST OF REVENUES:
Cost of sales	33,766	25,873	27,268
Cost of services	12,438	11,486	12,414
Cost of supplies	12,138	8,562	8,126

T o t a l cost of revenues	58,342	45,921	47,808

GROSS PROFIT	44,538	39,740	43,810

RESEARCH AND DEVELOPMENT COSTS - net (note 14f)	11,070	7,060	6,083

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (note 14g)	35,339	33,393	37,653

AMORTIZATION OF INTANGIBLE ASSETS (in 2001 - including goodwill)	5,871	2,944	8,460

WRITE-DOWN OF GOODWILL AND OTHER INTANGIBLE ASSETS	2,967		14,986

RESTRUCTURING CHARGES (note 14h)	1,590		500

OPERATING LOSS	(12,299)	(3,657)	(23,872)

FINANCIAL EXPENSES - net (note 14i)	(2,651)	(3,139)	(2,928)

WRITE-DOWN OF INVESTMENT IN AN ASSOCIATED COMPANY			(149,704)

OTHER INCOME (LOSS) - net (note 14j)	787	(26,270)	(13,034)

LOSS BEFORE TAXES ON INCOME	(14,163)	(33,066)	(189,538)

TAXES ON INCOME (note 12)	(2,402)	648	(2,957)

SHARE IN LOSSES OF ASSOCIATED COMPANIES	(5,637)	(4,106)	(67,507)

MINORITY INTERESTS IN LOSSES OF A SUBSIDIARY	3,546

NET LOSS FROM CONTINUING OPERATIONS	(18,656)	(36,524)	(260,002)
NET INCOME FROM DISCONTINUED OPERATION	20,043	4,494	6,982

NET INCOME (LOSS)	1,387	(32,030)	(253,020)

EARNINGS (LOSS) PER SHARE (“EPS”) - BASIC:
Continuing operations	$(0.43)	$(0.84)	$(6.04)
Discontinued operation	$0.46	$0.10	$0.16

	$0.03	$(0.74)	$(5.88)

EARNINGS (LOSS) PER SHARE (“EPS”) - DILUTED:
Continuing operations	$(0.43)	$(0.84)	$(6.04)
Discontinued operation	$0.46	$0.10	$0.16

	$0.03	$(0.74)	$(5.88)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EPS (in thousands):
Basic	43,018	43,018	43,018

Diluted	43,018	43,018	43,018

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive Income (loss)	Retained earnings (accumulated deficit)	Treasury shares	Total shareholders’ equity

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2001	6,205	364,619	904	138,811	(4,207)	506,332
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Net loss				(253,020)		(253,020)

Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			(306)			(306)
Available-for-sale securities			7,342			7,342
Derivative instruments designated for cash flow hedge			(200)			(200)

Total comprehensive loss						(246,184)

Issuance of shares by a development-stage associated company			14			14

BALANCE AT DECEMBER 31, 2001	6,205	364,619	7,754	(114,209)	(4,207)	260,162
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net loss				(32,030)		(32,030)

Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			189			189
Available-for-sale securities			(7,342)			(7,342)
Derivative instruments designated for cash flow hedge			200			200

Total comprehensive loss						(38,983)

BALANCE AT DECEMBER 31, 2002	6,205	364,619	801	(146,239)	(4,207)	221,179

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Net income				1,387		1,387

Other comprehensive loss, net, in respect of:
Currency translation adjustments			(1,353)			(1,353)

Total comprehensive income						34

Share in beneficial conversion feature relating to convertible preferred shares issued by Scitex Vision. See note 3a		3,485				3,485

BALANCE AT DECEMBER 31, 2003	6,205	368,104	(552)	(144,852)	(4,207)	224,698

The accompanying notes are an integral part of the financial statements.

(Continued - 1)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,387	(32,030)	(253,020)
Net income from discontinued operation	(20,043)	(4,494)	(6,982)

Net loss from continuing operations	(18,656)	(36,524)	(260,002)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Income and expenses not involving cash flows:
Minority interests in losses of subsidiaries	(3,546)
Share in losses of associated companies - net	5,637	4,106	67,506
Depreciation and amortization	9,406	5,194	10,663
Write-down of goodwill and other intangible assets	2,967		14,986
Restructuring charges	291		500
Loss (gain) on disposal of fixed assets	321	(16)	102
Gain from sale of interest in a subsidiary	(3,774)
Share in beneficial conversion feature of convertible preferred shares issued by a subsidiary	3,485
Loss from change in percentage of holding in an associated company			4,408
Gain from sale of available-for-sale securities	(2,823)
Loss from sale of investments in an associated company			6,041
Write-off and write-down of investments in investee companies and available-for-sale securities	2,493	26,122	5,477
Write-down of investment in an associated company			149,704
Interest on long-term note payable	236	944	944
Interest on long-term loans - net	(603)
Revaluation of long-term loan	(408)
Interest on convertible long-term loans from related parties	20
Deferred income taxes - net	1,754	(64)	(1,802)
Decrease (increase) in short-term investments	(8,235)		9,511
Changes in operating asset and liability items:
Increase in accounts receivable	(6,496)	(5,244)	(1,356)
Decrease (increase) in inventories	112	1,937	(5,093)
Increase (decrease) in accounts payable and accruals	4,248	(1,394)	(46,783)
Other items - net	(8)	(254)	(248)

Net cash used in continuing operations	(13,579)	(5,193)	(45,442)
Net cash provided by discontinued operation	7,415	9,564	22,289

Net cash provided by (used in) operating activities	(6,164)	4,371	(23,153)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of assets and operations consolidated for the first time *	771	(2,181)	(2,860)
Purchase of fixed assets	(3,306)	(10,324)	(15,469)
Proceeds from sale of fixed assets		10	3,490
Proceeds from sale of investment in an associated company			76,071
Proceeds from sale of other investment	53,886
Purchase of intangible assets	(820)	(1,012)	(5,123)
Restricted deposits	3,427	(20,203)
Investment in associated companies and other investments	(3,061)	(3,466)	(6,138)

Net cash provided by (used in) investing activities	50,897	(37,176)	49,971

Subtotal - forward	44,733	(32,805)	26,818

(Concluded - 2)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Subtotal - brought forward	44,733	(32,805)	26,818

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in long-term liabilities	612	8,000	5,500
Receipt of Convertible long-term loans from related parties	933
Discharge of long-term liabilities	(666)	(8,759)	(2,000)
Repayment of long-term note payable	(18,759)
Increase in short-term bank credit - net	8,194	5,287	6,341

Net cash provided by (used in) financing activities	(9,686)	4,528	9,841

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,047	(28,277)	36,659

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,814	46,091	9,432

CASH AND CASH EQUIVALENTS AT END OF YEAR	52,861	17,814	46,091

* Acquisition of assets and operations consolidated for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash and cash equivalents)	4,754		(361)
Fixed assets - net	(4,447)		(585)
Goodwill arising on acquisition	(2,043)
Intangible assets arising on acquisition	(11,376)	(2,181)	(1,914)
Long-term loans and other liabilities	6,361
Minority interests in subsidiary at date of acquisition	7,522

Cash received (paid)	771	(2,181)	(2,860)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	4,166	1,703	604

Income taxes paid	2,652	732	20,016

Supplementary information on investing activities not involving cash flows - as to the additional investment in an associated company in December 2002, see note 4b.

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Nature of operations

Scitex Corporation Ltd. (the “Company”) is an Israeli corporation, which through its subsidiaries operates in one segment – wide format digital printing. The subsidiaries develop, manufacture and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products. As of the end of 2003, the Company (through its wholly-owned subsidiary) operated also in the high-speed digital printing segment, which was classified as discontinued operation, see b below. In addition, the Company holds interest in other companies that develop digital printing solution to industrial applications.

Amounts provided in these notes to the consolidated financial statements pertain to continuing operations - unless otherwise indicates.

b.	Sale of the High-Speed Digital Printing segment

On November 25, 2003, the Company entered into an agreement according to which it will sell substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scitex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $ 250 million in cash. Pursuant to the agreement, a $25 million was held in escrow. $15 million out of the above escrow amount was released in February 2004 to SDP’s parent company (“SDC”) account, and the remaining $10 million will be held for up to two years and will be used for indemnification liabilities under the agreement.

The assets, net of liabilities sold are distinguishable as a component of the Company and classified as “Assets or Liabilities of discontinued operation” in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment on Disposal of Long-Lived Assets” of the Financial Accounting Standards Board of the United States (“FASB”). Direct costs to transact the sale were comprised of, but not limited to, broker commissions, legal and title transfer fees and closing costs, which will be expensed upon the completion of the transaction.

The closing of the transaction occurred on January 5, 2004. As a result of the transaction, the Company is expected to record a net gain of approximately $ 60 million, approximately $ 52 million of which will be included in the statement of operations for the first quarter of 2004, and approximately $ 8 million of which were recognized in the fourth quarter of 2003 as a tax benefit related to expected utilization of carryforward tax losses including capital losses and is recorded under “income from discontinued operation”.

Operating results of SDP have been reported in these financial statements as discontinued operations in accordance with SFAS 144 and the Company has reclassified the results of operations, the assets and liabilities of the component to be disposed for the prior period in accordance with provisions of SFAS 144.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL (continued):

1)	The assets and liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

A s s e t s
Current assets:
Cash and Short-term investments	16,056	15,717
Trade and other receivables	68,811	67,077
Inventories	40,506	31,501
Deferred income taxes	36,229	20,974

T o t a l current assets	161,602	135,269

Investment and other non-current assets	2,040	1,585

Property, plant and equipment, net of accumulated depreciation and amortization	26,223	30,783

Goodwill	19,730	19,730
Other intangible assets, net of accumulated amortization	904	1,197

T o t a l assets	210,499	188,564

Liabilities

Current liabilities	31,935	21,388

Long-term liabilities:
Deferred income taxes	3,883	5,033
Other	1,548	1,326

T o t a l liabilities	37,366	27,747

2)	Revenues and net income from the discontinued operations of SDP are as follow:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

REVENUES	170,113	157,111	164,596
COST OF REVENUES	101,721	98,573	99,745

GROSS PROFIT	68,392	58,538	64,851
OTHER OPERATION EXPENSES	56,300	52,772	57,812

OPERATING INCOME	12,092	5,766	7,039
FINANCIAL INCOME - net	3,970	1,103	40
OTHER LOSSES - net	(390)	(182)

INCOME BEFORE TAXES ON INCOME	15,672	6,687	7,079
TAXES ON INCOME	(4,371)	2,193	97

NET INCOME FOR THE YEAR	20,043	4,494	6,982

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

	1)	Functional currency

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

The financial statements of a subsidiary - relating to the discontinued operation, whose functional currency is its local currency, are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“FAS”) No. 52 “Foreign Currency Translation”. The resulting aggregate translation adjustments are presented in shareholders’ equity, under “accumulated other comprehensive income (loss)”.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Unrealized profits from intercompany sales have also been eliminated.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash and cash equivalents

The Company and its subsidiaries consider all highly liquid investments, with an original maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Investments in marketable securities

Trading securities which are carried at fair market value with unrealized gains and losses, are included in “financial income (expenses) - net”.  Trading securities are presented in the balance sheet under “short-term investments”.

Other marketable securities consist of equity securities classified as “available-for-sale” securities and are presented in the balance sheet under “other investments and non-current assets”.  Available-for-sale securities are carried at fair market value with unrealized gains and losses, and are reported as a separate item under “other comprehensive income (loss)”. Realized gains and losses and declines in value that are considered as other than temporary in nature on available-for-sale securities are included under “other loss - net” - see also note 5(b).

e.	Other non-marketable investments

These investments are carried at cost, net of write-down for decrease in value, which is not of a temporary nature.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw-materials - on the moving average basis.

Finished products and products in process - on basis of production costs:
Raw materials - on the moving average basis.
Labor and overhead component - actual manufacturing costs.

g.	Investments in associated companies

Associated companies are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature.  The excess of cost of investment in associated companies over the Company’s share in their net assets at date of acquisition (“excess of cost of investment”) represents amounts attributed to know-how and technology.  The excess of cost of investment is amortized over a period of 5 years, commencing in the year of acquisition.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property, plant and equipment

Property, plant and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life.

Annual rates of depreciation are as follows:

%

Machinery and equipment	10-33 (mainly 20)
Building	2.5
Office furniture and equipment	6-33 (mainly 20)
Motor vehicles	15-25 (mainly 15)

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Goodwill

On January 1, 2002 the Company adopted FAS No. 142 “Goodwill and Other Intangible Assets”. Under FAS 142, goodwill is no longer being amortized but tested for impairment at least annually.

Prior to January 1, 2002, goodwill was amortized on a straight-line basis, over periods of 7-15 years.

The Company identified two reporting units that consisted of its operating segments: wide format digital printing and high-speed digital printing – which was classified as discontinued operation (see also note 1b). The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed – as of the date of adoption.

The Company has performed its annual goodwill impairment test during the fourth quarter of 2003. No impairment of goodwill resulted from the annual review performed in 2003.

j.	Other intangible assets

Other intangible assets which consist mainly of technology, are presented at cost and are amortized by the straight-line method over a period of 5-6 years.

These intangible assets are presented net of write-down in value which is other than temporary, see also note 8.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Impairment in value of long-lived assets

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

The adoption of FAS 144 - on January 1, 2002 - did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

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

2)

The Company may incur an additional tax liability in the event of an intercompany dividend distribution by non-Israeli subsidiaries; no additional tax has been provided, since the Company does not intend to distribute, in the foreseeable future, dividends which would result in an additional tax liability.

3)

Taxes that would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes as long, as it is the Company’s intention to hold these investments and not to realize them.

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

In addition to net loss, other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, currency translation adjustments of non-dollar currency financial statements of investee companies and gains and losses on certain derivative instruments designated for cash-flow hedge.

n.	Treasury shares

Company shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Revenue recognition:

1)

Revenues from sales of products and supplies are recognized when an arrangement (usually in the form of a purchase order) exists, delivery has occurred and title passed to the customer, the Company’s price to the customer is fixed or determinable and collectability is reasonably assured. With respect to products with installation requirements, revenue is recognized when all of the above criteria are met and installation is completed.

Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly, sales of finished products to distributors are recognized as revenue upon delivery and after title passes to distributors.

	2)	Service revenue is recognized ratably over the contractual period or as services are performed.

	3)	Warranty costs are provided for at the same time as the related revenues are recognized. The annual provision is calculated on the basis of the expected cost of inputs, based on historical experience.

4)

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15,2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003 and it has had no significant impact on its financial position and results of operations.

p.	Research and development costs, net

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

q.	Advertising

These costs are charged to income as incurred.

r.	Shipping and handling costs

Shipping and handling costs are classified as a component of marketing expenses.

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

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

	Year ended December 31

	2003	2002	2001

	$ in thousands (except for per share data)

Net loss from continuing operations - as reported	(18,656)	(36,524)	(260,002)
Add: stock based employee compensation expenses, included in reported net loss from continuing operations	-,-	-,-	-,-
Deduct: stock based employee compensation expenses determined under fair value method	(1,018)	(2,242)	(3,753)

Pro-forma net loss from continuing operations	(19,674)	(38,766)	(263,755)

Net income from discontinued operations - as reported	20,043	4,494	6,982
Add: stock based employee compensation expenses, included in reported net income from discontinued operations	-,-	-,-	-,-
Deduct: stock based employee compensation expenses determined under fair value method	(1,305)	(2,109)

Pro-forma net income from discontinued operations	18,738	2,385	6,982

Pro-forma net loss	(936)	(36,381)	(256,773)

Basic and diluted earning (loss) per share - as reported:
Continuing operations	(0.43)	(0.84)	(6.04)
Discontinuing operations	0.46	0.10	0.16

Net income (loss)	0.03	(0.74)	(5.88)

Pro-forma earning (loss) per share :
Continuing operations	(0.46)	(0.90)	(6.13)
Discontinuing operations	0.44	0.05	0.16

Net loss	(0.02)	(0.85)	(5.97)

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Earnings (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury stock held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2003, 2002 and 2001) such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options granted by subsidiaries to be exercised to the subsidiaries shares and convertible loans, since their effect would have been anti-dilutive.

v.	Derivatives and hedging activities

The Company has adopted FAS 133 “Accounting for derivative instruments and hedging activities”. FAS 133, as amended, establishes accounting and reporting standards for derivatives and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as:

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

w.	First time application of the equity method in respect of an investment previously accounted for under the cost method

As of December 31, 2003, the Company holds approximately 23.47% of Objet Geometries Ltd. (“Objet”) outstanding shares and 23.09% on a fully diluted basis. Through December 31, 2001, the Company accounted for this investment under the cost method. Commencing January 2002, the Company changed its method of accounting for this investment from the cost method to the equity method as required by APB 18 (“The equity method of accounting for investments in common stock”).

The consolidated financial statements for the year 2001 have been adjusted retroactively to reflect the adoption of the equity method.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The effect of such adjustments on the consolidated statements of operations in the year ended December 31, 2001 was as follows:

	As previously reported	Effect of restatement	As reported in these financial statements

	$ in thousands

Share in losses of associated companies	(64,763)	(2,744)	(67,507)

Net loss	(250,276)	(2,744)	(253,020)

Loss per share - basic and diluted	$(5.82)	$(0.06)	$(5.88)

x.	Recently issued accounting pronouncements:

1.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, no controlling interests, and results of activities of a VIE in its consolidated financial statements. Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the VIE and the date upon which the public company became involved with the VIE. In general, the deferral provides that (i) for VIEs created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the VIE is a special purpose entity, and (ii) for VIEs created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of FAS 132, which have a later effective date, are currently being evaluated by the Company.

	y.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 3 - ACQUISITIONS OF BUSINESSES

a.

Scitex Vision Ltd. (hereafter – “Scitex Vision”) was formed by the Company and other investors during 1999 under the name Aprion Digital Ltd. Upon the formation of Scitex Vision, the Company transferred to Scitex Vision the activity of its Advanced Printing Products Division, in consideration for Scitex Vision shares, warrants and convertible note in the amount of $ 20,000,000.

In the second quarter of 2001, the Company exercised all of the warrants that were granted by Scitex Vision, in consideration for $ 2,500,000, and in the third quarter converted the note into Scitex Vision preferred shares. The excess of cost of investments over the Company’s share in Scitex Vision’s net assets at dates of transactions, in total amount of approximately $ 5,000,000, was attributed to technology to be amortized over five years.

At December 31, 2002, the Company held approximately 43% of Scitex Vision’s outstanding shares and the balance of the investment, accounted for under the equity method, was zero.

On January 1, 2003, the Company sold all of its shares in its then wholly owned subsidiary - Scitex Vision International Ltd. (then known as Scitex Vision Ltd.) (hereafter - “SV international”), to Scitex Vision, the Company’s then associated company, in exchange for additional preferred shares in Scitex Vision. Subsequent to the transaction, the Company holds approximately 75% of Scitex Vision’s outstanding shares. The transaction was accounted for, by the Company, as a sale of 25% in SV international and as acquisition of additional shares in Scitex Vision. The fair value of the transaction was approximately $ 9 million. As a result, the Company recognized a net capital gain of $ 289,000 under “Other expenses - net” ($ 3,774,000 capital gain resulting from the sale of a portion in SV international, net of $ 3,485,000 of dilution loss relating to Scitex Vision’s preferred shares anti-dilution mechanism triggered by the transaction). In addition, the Company recognized a capital surplus of $ 3,485,000 under “Beneficial conversion feature relating to convertible preferred shares issued by Scitex Vision” in its shareholders equity.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - ACQUISITIONS OF BUSINESSES (continued):

This acquisition was accounted for under the purchase method. As a result of the transaction the Company recorded technology and goodwill of approximately $ 14.8 million and approximately $ 2 million, respectively, of which approximately $ 3.8 million was credited to minority interest. The technology is being amortized over 6 years.

Commencing on January 2003 Scitex Vision’s financial statements are consolidated with those of the Company.

Here after are certain unaudited proforma combined statements of operations data for the year ended December 31, 2002 as if the acquisition of additional shares in Scitex Vision occurred on January 1, 2002, after giving effect to purchase accounting adjustments. The proforma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition take place at the beginning of 2002, nor is it necessarily indicative of future results:

Year ended December 31,

2002

(Unaudited)

U.S. dollars in thousands (except per share data)

Revenues	91,018

Net loss from continuing operations	(45,375)

Net loss	(49,869)

Loss per share for continuing operation - basic and diluted	$(1.05)

Net loss per share - basic and diluted	$(1.16)

As to lawsuits filed in connection with this transaction see note 10b(1).

b.

In April 2002, SV international acquired some assets and operations from Siantec SARL (“Siantec”) and its shareholders in consideration of $ 2,470,000, of which $ 1,860,000 was allocated to technology and $ 610,000 to non-compete covenant. Those intangible assets were originally amortized according to a 6-year amortization rate (as to an impairment of the acquired intangibles, see note 8). This acquisition was made in order to obtain the advanced technology in the subsidiary’s products. As part of the transaction additional maximum royalties payment of up to $ 10,000,000 is to be paid conditional upon sales of systems and ink based on Siantec’s technology. The payment of $ 1,000,000 of the total amount is limited to a 5-year period, and the balance of $ 9,000,000 is with no time limitation. As of December 31, 2003, no additional payment was made due to this transaction.

c.

In March 2001, SV international acquired the ink technology, other assets and operations from the Techno Ink manufacturing (PTY) Ltd. (“Tech Ink”) for an aggregate consideration of $ 2,860,000. The technology is amortized over 6 years. The agreement provides for additional payments to Tech Ink of up to a maximum of approximately $ 5,500,000, based on the achievement of specified financial targets, such as reduction in manufacturing costs, during the period from 2001 to 2006. As of December 31, 2003, the total amount recorded to goodwill due to this agreement is $ 2,441,000, of which $ 1,258,000 was recorded during 2003.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES:

a.

An investment in Jemtex Ink Jet Ltd. (“Jemtex”), accounted for by the equity method, amounted to $ 1,303,000 ($ 2,560,000 – including convertible loan and debentures as described below) and $ 4,703,000 as of December 31, 2003 and 2002, respectively. In December 2002, the Company signed a share purchase agreement with Jemtex, according to which, the Company invested additional $ 2,400,000 in three equal quarterly installments of $ 800,000 each. The first installment and an advance of $ 250,000 on the last payment were made in December 2002. The additional $ 1,350,000 was transferred in February and May 2003. The excess of cost of investment over the Company’s share in Jemtex’ net assets at the date of transaction in the amount of $ 1,371,000 was attributed to technology to be amortized over five years.

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share exercisable until March 31, 2005. An amount of $ 51,000 was allocated to the said warrants out of the total above-mentioned investment of $ 2,400,000.

In August 2003, the Company exercised the warrants to purchase 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and in lieu of 3,181 preferred shares was issued an interest bearing note convertible (principal and interest) into preferred B shares or a more senior class of shares, as determined by the Company, in the amount of $ 800,000.

In November and December 2003, the Company granted to Jemtex advance payments on account of convertible debentures of $ 100,000 and $ 350,000, respectively. See note 16b.

As of December 31, 2003, the Company’s ownership interest in Jemtex is approximately 49.8% and approximately 47.8% on a fully diluted basis. However, commencing the third quarter of 2003, the Company is the sole financier of Jemtex’ losses and accordingly is its full share in Jemtex’ losses.

b.

As to the investment in Objet and its first time application of the equity method, see note 2w. The balance of this investment as of December 31, 2003 is approximately $ 767,000, following an additional investment of approximately $ 460,000.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - OTHER INVESTMENTS AND NON-CURRENT ASSETS:

a.	Composed as follows:

	December 31,

	2003	2002

	$ in thousands

Investment in Creo (see b. below)	-,-	51,062
Other investments (see c. below)	1,301	3,794
Non-current assets	-,-	275

	1,301	55,131

b.	Creo

In June and August 2003, the Company sold all of its remaining holdings in Creo Inc. (hereafter - “Creo”) shares for a net total consideration of $ 54,000,000 and recorded a gain of approximately $ 3,000,000. The investment in Creo shares was accounted for as shares available for sale, and following the sale of the shares the Company realized an amount of approximately $ 750,000 recorded during 2003 to Other Comprehensive Income in its shareholders’ equity. Until December 2001 the investment in Creo was accounted for using the equity method. The Company’s share in the losses of Creo in 2001 amounted to $ 60,183,000. In 2002, due to extended decline in fair market value, it was determined that the impairment in value of the investment was other than temporary. Consequently, the accumulated unrealized loss of  $ 22,283,000, which was charged to “other loss - net” in the statement of operation.

c.

Other investments represent investments in non-marketable securities in companies operating in the digital printing and digital imaging industry, in which the Company does not exercise significant influence, and which are stated at cost, net of a write-down for decrease in value which is not of a temporary nature, in the amount of $ 1,301,000.

In 2003, due to an extended decline in fair value of an other than temporary nature, the Company recorded an accumulated loss in the amount of $ 2,493,000 that was charged to “other loss - net” in the statement of operations.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31

	2003	2002

	$ in thousands

Machinery and equipment	4,567	4,027
Building	424	411
Leasehold improvements	4,606	1,854
Office furniture and equipment	5,209	4,750
Motor vehicles	16	34

	14,822	11,076
Less - accumulated depreciation and amortization	(5,618)	(5,002)

	9,204	6,074

Depreciation and amortization of property, plant and equipment from continuing operations totaled $ 3,558,000, $ 2,250,000 and $ 2,204,000 in 2003, 2002 and 2001, respectively.

NOTE 7 - GOODWILL

a.	The changes in the carrying value of goodwill in respect of the continuing operations for the year ended December 31, 2002 and 2003, are as follows:

$ in thousands

Balance as of January 1, 2002*	988
Goodwill acquired during the year	1,183

Balance as of December 31, 2002	2,171
Goodwill acquired during the year	3,301

Balance as of December 31, 2003	5,472

*

In 2001 the Company recognized a goodwill impairment charge in the amount of $ 1,925,000, see also note 8. This impairment was due to an evaluation that was performed by a third party appraiser, due to the significant decrease in the production of certain products based on the technology mentioned in note 8. The impairment was made in accordance with the provisions of FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - GOODWILL (continued):

b.

The following table illustrates the Company’s results adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect of an associated company accounted for by the equity method:

	Year ended December 31

	2003	2002	2001

	$ in thousands (except for per share data)

Net loss from continuing operations - as reported	(18,656)	(36,524)	(260,002)
Add back: Goodwill amortization related to continuing operations			708
Goodwill amortization included in Share in losses of an associated Company			23,805

Net loss from continuing operations - adjusted	(18,656)	(36,524)	(235,489)

Net income from discontinued operation - as reported	20,043	4,494	6,982
Add back: Goodwill amortization related to discontinued operation			2,927

Net income from discontinued operation- adjusted	20,043	4,494	9,909

Pro-forma net income (loss)	1,387	(32,030)	(225,580)

Basic and diluted loss per share – as reported
Continuing operations	(0.43)	(0.84)	(6.04)
Discontinued operation	0.46	0.10	0.16

	0.03	(0.74)	(5.88)

Pro-forma loss per share – adjusted
Continuing operations	(0.43)	(0.84)	(5.47)
Discontinued operation	0.46	0.10	0.23

	0.03	(0.74)	(5.24)

NOTE 8 - OTHER INTANGIBLE ASSETS:

Composed as of December 31, 2003 and 2002, as follows:

	December 31

	2003	2002

	$ in thousands

Gross carrying amount:	48,239	33,049
Accumulated amortization and impairment:	(30,212)	(21,682)

Amortized balance	18,027	11,367

* See note 3a regarding technology acquired during 2003.

Amortization expense in respect of intangible assets relating to the continuing operation totaled $ 5,871,000, $ 2,944,000 and 7,752,000 in 2003, 2002 and 2001, respectively.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - OTHER INTANGIBLE ASSETS (continued):

Estimated amortization expense for the following years, subsequent to December 31, 2003:

$ in thousands

Year ending December 31:
2004	5,067
2005	4,686
2006	3,747
2007	2,255
2008	2,255

In January 2001, SV international acquired the intellectual property related to the manufacturing of inks compatible with its machines from Magic Inks B.V. for consideration of $ 2,887,000. This intangible asset is amortized over 6 years. As to an impairment of the acquired intangible asset see below.

In 2001 and 2003 the financial statements include a write-down charge due to the impairment of technology and know-how in a subsidiary, in the amounts of $ 13,061,000 and $ 2,967,000, respectively. These impairments followed an evaluation performed by a third party appraiser, due to the significant decrease in the production of certain products based on the above-mentioned technologies. The impairment calculation in 2001 and 2003 was prepared in accordance with the provisions of SFAS 121 and SFAS 144, respectively.

NOTE 9 - EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded with severance pay and pension funds and with insurance companies (principally with an affiliate of the two major shareholders of the Company), for which the Company and its Israeli subsidiaries make monthly payments.

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	The U.S. subsidiary offers 401(k) matching plans to all eligible employees.

c.	Substantially all of the European subsidiaries make contributions to pension plans administered by insurance companies.

d.	Severance pay, pension and defined contribution plan expenses totaled $ 1,523,000, $ 563,000 and $ 476,000 in 2003, 2002 and 2001, respectively.

e.	The Company expects to contribute in 2004, $ 626,000 to the insurance companies and provident fund in respect of its severance pay obligation in Israel.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

	1)	Royalty commitments:

(a)

A subsidiary is committed to pay royalties of 3%-5% to the Government of Israel on sales of products in the research and development of which the Government participates by way of grants, up to the amount of the grants received (dollar linked), plus annual interest based on the Libor, accruing from January 1, 1999. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by government grants, the subsidiary is not obligated to pay any such royalties to the Israeli Government.

At December 31, 2003, the maximum contingent royalty payable is approximately $ 4.2 million.

Royalties expense totaled $ 128,000, $ 700,000 and $ 694,000 in 2003, 2002 and 2001, respectively.

(b)

A subsidiary is obligated to pay royalties to certain parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies or on quantities of such products sold.

	2)	Operating leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. Part of the premises in Israel were leased from an affiliate of the two major shareholders of the Company, see also 3 below.

Minimum lease payments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2003, are as follows:

$ in thousands

Year ending December 31:
2004	2,005
2005	1,899
2006	1,751
2007	1,711
2008	1,711
2009 and thereafter	2,317

Most of the rental payments for the Israeli premises are payable in Israeli currency, partially linked to the Israeli CPI, to the dollar or both to the dollar and the U.S. CPI.

Rental expense relating to continuing operations totaled $ 2,449,000, $ 1,158,000 and $ 1,163,000 in 2003, 2002 and 2001, respectively.

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

Expenses due to the said agreement totaled $ 518,000, $ 445,000 and $ 92,000 in 2003, 2002 and 2001, respectively.

b.	Contingent liabilities:

1)

In October 2003, a minority shareholder of Scitex Vision filed a NIS 14 million (approximately $ 3.1 million) lawsuit against the Company, Scitex Vision and others, including certain other shareholders of Scitex Vision (among them, the Company’s two main shareholders) and the directors of Scitex Vision in the period relevant for the lawsuit (three of whom are present or former office holders of the Company). The lawsuit was brought in connection with the transaction to combine the operations of SV international and Scitex Vision that was completed in January 2003. In particular, the lawsuit alleges that the terms of the transaction and the manner in which it was effected prejudiced the rights of the plaintiff as a minority shareholder. At this time, the Company and Scitex Vision are unable to assess the outcome of this matter, while they intend to defend it vigorously. No provision was recorded for this matter in these financial statements.

In November 2003, the same minority shareholder sent a demand letter to Scitex Vision, whereby it demanded that Scitex Vision will file a lawsuit against the Company and others (including Scitex Vision’s directors), alleging breach of fiduciary duties, misrepresentations and misleading in connection with the Company’s undertaking to transfer $ 15 million to SV international as part of the aforesaid transaction. In January 2004, Scitex Vision rejected these demands. In the event that the minority shareholder decides to commence a derivative action, it is not possible at this stage in time to predict the outcome of such legal proceedings. No provision was recorded for this matter in these financial statements.

In December 2003, the same minority shareholder filed a separate motion against the Company, Scitex Vision and two other shareholders of Scitex Vision (including one of the Company’s principal shareholders), in connection with a rights offering that was completed in July 2003. In particular, the motion alleges that the reorganization of Scitex Vision’s share capital that was affected in conjunction with the rights offering was invalid and prejudiced the rights of the minority shareholder. In light of its arguments, the plaintiff requested the court to order the respondents to provide information and documents with respect to the reorganization of Scitex Vision’s share capital.

At this stage in time, it is not possible to predict the outcome of this particular matter. No provision was recorded for this matter in these financial statements.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)

In January 2003 a subsidiary has received a letter from the legal advisors of a service provider claiming compensation in the amount of approximately $ 845,000. The letter of demand alleges that the subsidiary has a contractual relationship with this service provider. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in the financial statements.

3)

In July 2000 a monetary claim in the amount of approximately $ 413,000 against the Company was filed with the district court in Jerusalem. In this lawsuit it was claimed that a machine the Company sold to the plaintiff did not function as promised by the Company. In April 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint business to Creo. Therefore, defense is being handled by Creo. In the opinion of the Company’s management, since this lawsuit is in the framework of an indemnification agreement with Creo, it will have minimal effect on the Company, if any. Therefore no provision was recorded for this matter.

4)

In October 2002 the liquidator of a company, which the Company had an investment in, which was fully written-off during 2001, filed a lawsuit against directors and other executives of this company. Among the defendants is a former executive of the Company, for which the Company had directors’ insurance. Under the insurance, the maximum amount which the Company might have to pay is approximately $ 100,000. The Company is vigorously contesting this lawsuit. Management believes that the chances the Company will have to pay the said amount are low. Therefore no provision was recorded for this matter.

6)

In December 2003, three minority shareholders of Objet, a company in which the Company has a 23.47% interest, filed an approximate NIS 7.8 million (approximately $ 1.75 million) lawsuit against Objet, certain of its shareholders, including the Company, and certain of Objet’s directors. The lawsuit alleges that the defendants acted in a manner that prejudiced the rights of the minority shareholders, and breached Objet’s obligations to such shareholders. Among the remedies being sought by the said minority shareholders are compensation, restitution (with linkage and interest) of the investment amount, or repurchase of the plaintiffs’ shares in Objet, and a demand for changes to the terms of certain convertible loans made to Objet by certain of the defendants including the Company. At this time the Company’s attorneys are still evaluating the claim, and neither Objet nor the Company is able to give any realistic assessment as to the outcome of this matter, therefore no provision was recorded.

7)

In 1997, a lawsuit was filed against the Company in Germany, which suit was also defended by a third party, claiming $ 5 million (together with interest since 1997) in relation to a purported guarantee which would have required the acquisition by the Company of additional shares in a company now in liquidation. Following prolonged negotiations, it is probable that this lawsuit will be settled by both the Company and the third party in equal shares paying significantly lesser amount than the original claim, and in respect of which the Company recorded a provision.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

8)

Claims have been filed against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those claims. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the claims.

	9)	As to contingent royalties, see note 3a and note 3b.

	10)	As to tax assessments of two of the Company’s subsidiaries, see note 12h.

c.	Guarantees

	1)	In connection with a bank loan received by SV international, the Company granted a guarantee in favor of the bank. As of December 31, 2003 the total amount guaranteed is approximately $ 1,333,000.

2)

Scitex Vision granted guarantees in favor of its premises lessor suppliers, certain of its customers and suppliers and a government institution. As of December 31, 2003, the guarantees outstanding are as follows:

a.

Scitex Vision entered into a surety agreement with a financial institution and suppliers of its premises lessor, under which the Scitex Vision guarantees lease payments in favor of the lessor. As of December 31, 2003 the total amount guaranteed was $ 255,000. The fair value of the guarantee is immaterial.

b.

Scitex Vision entered into a surety agreement with a financial institution and certain of its suppliers, pursuant to which Scitex Vision guarantees payments in favor of the suppliers. As of December 31, 2003 the total amount guaranteed was $ 260,000.The fair value of the guarantee is immaterial.

		c.	Scitex Vision has provided guarantees for payment to a governmental institution in a European country in the total amount of $ 616,000.

d.

Scitex Vision entered into a surety agreement with leasing companies and certain of its customers, under which Scitex Vision guarantees lease payments of its customers to the leasing companies. As of December 31, 2003 the total amount guaranteed was $ 175,000. The fair value of the guarantee is immaterial.

NOTE 11 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

	1)	The Company’s shares are traded on NASDAQ and on the Tel Aviv Stock Exchange (“TASE”).

On December 31, 2003 the Company’s share closed on NASDAQ and the Tel Aviv Stock Exchange at approximately $ 5.06 and $ 5.04, respectively.

2)

The number of shares stated as issued and outstanding - 43,467,388 shares at December 31, 2003 and 2002 - includes 448,975 shares repurchased by the Company (treasury shares, see note 2n) and held by a trustee for the benefit of employees within the framework of the Company’s share option plans. These shares, until purchased by employees pursuant to a share option plan, bear no voting rights or rights to cash dividends.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

b.	Share incentive and stock option plans:

1)

On December 31, 2001, the 2001 annual general meeting of shareholders of the Company approved the adoption of the Scitex 2001 Stock Option Plan that permits the grant of options to officers, employees, directors, consultants and contractors of the Company, its subsidiaries and controlled entities for the purchase of, initially, up to an aggregate of 750,000 shares of the Company. Option awards may be granted under this plan until November 5, 2011. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as the other ordinary shares of the Company.

2)

On December 31, 2003, the 2003 annual general meeting of shareholders of the Company approved the adoption of the Scitex 2003 Share Option Plan that permits the grant of options to employees, directors, consultants and contractors of the Company, its subsidiaries and affiliates, under the provisions of either section 102 or section 3(9) of the Israeli Income Tax Ordinance. Option awards may be granted under this plan until November 23, 2013. The maximum term of an option may not exceed ten years. Each option can be exercised in purchase of one share having the same rights as the other ordinary shares of the Company.

3)

The 2003 annual general meeting of shareholders also approved an increase in the aggregate number of shares that may be issued under the 2001 plan and the 2003 plan to 1,900,000. At December 31, 2003, no options had been granted under either the 2001 plan or the 2003 plan.

4)

The 2001 plan replaced two earlier share option plans - the Scitex Israel Key Employee Share Incentive Plan 1991 (with various sub-plans), mainly for directors, officers and other key employees of the Company and its Israeli subsidiaries, and the Scitex International Key Employee Stock Option Plan 1991 (As Amended, 1995), for officers and other key employees of non-Israeli subsidiaries. These plans expired in September 2001, except with respect to outstanding options granted under such plans. The options granted under such plans generally vested ratably over a period of 3-4 years. The maximum term of an option could not exceed ten years. Each option can be exercised in purchase of one share having the same rights as the other ordinary shares.

5)

The Israeli option plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

Through December 31, 2002, the amount that the Company was allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

6)	The options granted under the Company’s plans are exercisable for the purchase of shares as follows:

	December 31

	2003	2002

	Number of options

At balance sheet date	978,732	1,139,728
During the first year thereafter	8,334	104,430
During the second year thereafter		8,334

	987,066	1,252,492

7)	A summary of the status of the Company’s plans at December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	Year ended December 31

	2003		2002		2001

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	1,252,492	10.34	1,724,203	10.18	2,246,465	10.06
Changes during the year:
Granted - at fair value					25,000	8.18
Forfeited and canceled	(265,426)	9.82	(471,711)	9.76	(547,262)	9.59

Options outstanding at end of year	987,066	10.48	1,252,492	10.34	1,724,203	10.18

Options exercisable at end of year	978,732	10.50	1,139,728	10.33	1,425,617	10.09

Options available for future awards	1,900,000		750,000		750,000

The weighted average fair value of options granted during 2001 is $ 2.76.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended December 31

2001

Dividend yield per share - in dollars	-,-

Expected volatility	58%

Risk-free interest rate	4.0%

Expected life - in years	2.00

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

8)	The following table summarizes information about options under the Company’s plans outstanding at December 31, 2003:

Options outstanding						Options exercisable

Range of exercise prices			Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise price

$				Years	$		$

8.00	to	8.99	25,000	7.0	8.18	16,666	8.18
9.00	to	9.99	279,999	2.4	9.06	279,999	9.06
10.00	to	10.99	265,417	6.4	10.68	265,417	10.68
11.00	to	11.99	370,500	1.5	11.36	370,500	11.36
12.00	to	12.99	46,150	3.1	12.07	46,150	12.07

8.00	to	12.99	987,066	3.3	10.34	978,732	10.50

9)

An award in 1999, whereby 50 % of 300,000 options awarded in earlier years to a related party, with an exercise price of $ 14.75 per option, were re-priced to an exercise price of $ 11.69 per option (the then market price per share), accompanied by a waiver of the remaining 50%. Such options were exercisable from 1999 and are exercisable until June 2004. The fair value of each option granted was $ 3.21. In accordance with FIN 44, the re-priced options are accounted for under variable plan accounting. Under this method of accounting, increases in the fair market value of the underlying shares result in non-cash compensation charges to the statement of operations. At December 31, 2003, 2002 and 2001, the market price of the underlying shares was below $ 11.69 (the exercise price of the options), thus, no compensation cost has been charged with respect to these options. Future periods may reflect charges depending on the fair market price of the underlying shares.

10)	Stock option plans of subsidiaries:

a)

On February 7, 2000, the Board of Directors of an Israeli subsidiary approved an employee share option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 2,600,000 ordinary shares of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary’s employees. During 2000, the subsidiary granted 2,254,000 options to employees under the Subsidiary Plan, at an exercise price per share of $ 6.50. The options vest as follows: 33 % after the first year, another 33 % after the second year and another 33 % after the third year starting from the date of beginning of employment of each employee, or the grant date, as determined by the stock option committee, provided the employee is still in the subsidiary’s employ. Any option not exercised within 7 years of grant date will expire. During 2001, the subsidiary granted additional 415,000 options with identical conditions to those granted in 2000, and 258,000 options were forfeited. During 2002, no options were granted under the Subsidiary Plan.

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

In April 2002 all of this subsidiary’s options were canceled.

In September 2003, the subsidiary’s board of directors approved an employee stock option plan (hereafter - the plan), whereunder options to purchase up to 13,179,544 ordinary shares of the subsidiary are to be granted to employees, directors and consultants of the subsidiary without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the subsidiary.

Immediately upon exercise, the ordinary shares purchased in exercise of the option will have the same rights as of the subsidiary’s other ordinary shares. Any option not exercised within 10 years from allotment date will expire, unless extended by the board of directors of the subsidiary.

At December 31, 2003, there were 12,531,041 options outstanding subject to the 2003 plan, of which 6,079,265 were vested.

All options were granted at an exercise price of $ 0.4052, which management determined is not less than the fair value of an ordinary share in the date of grant.

The weighted fair value of options granted by the subsidiary during 2003 is $ 0.14. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of 48%, risk-free interest rate of 2.2%, expected life of 3 years.

During 2003, no options were exercised.

In addition, approximately 193,474 options to purchase ordinary shares of the subsidiary are held by former directors of the acquired subsidiary.

b)

In consideration of a credit line received by an acquired subsidiary a total amount of 56,180 options were granted to a bank in 2002 and are exercisable in to ordinary shares of the acquired subsidiary in exercise price set at $8.90 per share. The fair value of the warrant granted to the bank calculated as of December 31, 2003, was immaterial.

c)

On December 6, 2001, the Board of Directors of a United States subsidiary approved an employee share option plan (the “US Subsidiary Plan”). Pursuant to the US Subsidiary Plan, 2,600,000 shares of Common Stock of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary’s employees.

During 2001, the subsidiary had granted 957,000 options to employees under the US Subsidiary’s Plan, at an exercise price per share of $ 6.00. During 2002, the subsidiary granted additional 366,000 options on identical conditions to those grants in 2001, and 66,000 options were forfeited. During 2003, the subsidiary granted additional 143,000 options on identical conditions to those grants in 2001, and no option were forfeited. The options vest as follows: 25 % one year from the grant date and thereafter 6.25 % on the last day of every third calendar month. Any option not exercised within 10 years of grant date will expire.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

The weighted fair value of options granted by the subsidiary during 2003 is $ 3.99. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate range from 4.25% to 5.44%, expected life of 10 years.

The weighted fair value of options granted by the subsidiary during 2002 is $ 3.24. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate range from 5.29% to 5.44%, expected life of 10 years.

The weighted fair value of options granted by the subsidiary during 2001 is $ 3.25. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate of 5.29%, expected life of 10 years.

As of December 31, 2003, 607,750 options were exercisable.

At December 31, 2003, had all options been exercised, the Company’s share in the equity of the US subsidiary would have decreased from 100% to approximately 93%. Subsequent to December 31, 2003, the Company sold the operations of the US subsidiary and all options under the US Subsidiary Plan were cancelled. See also note 1b.

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

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $ 500 million at December 31, 2003. Most of the carryforward amounts are available indefinitely with no expiration date.

d.	Reform of the Israeli tax system

In 2002, Amendment to the Israeli Tax ordinance (No. 132), 2002 (the “Israeli Tax Reform Law”) was published. The Israeli Tax reform Law comprehensively reforms certain parts of the Israeli tax system and entered into effect on January 1, 2003, although certain provisions thereof will be applied from later dates.

The Israeli subsidiaries expects that the implementation of the Israeli tax reform will not have a material effect on its tax status and liabilities thereof.

e.	Deferred income taxes:

	December 31

	2003	2002

	$ in thousands

Computed in respect of the following:
Allowance for doubtful accounts and other provisions	1,512	1,188
Carryforward tax losses and credits	168,620	99,076
Inventories	1,440	540
Investments	9,364	23,245
Accrued liabilities and deferred income	1,173	406
Property, plant and equipment	60	64
Intangible assets	2,927	600

	185,096	125,119
L e s s - valuation allowance (attributed mainly to loss carryforwards and expenses deductible upon payment)	(184,984)	(123,253)

	112	1,866

Deferred income taxes are included in the balance sheets as follows: Non-current assets	112	1,866

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

f.	Loss before taxes on income from continuing operation:

	Year ended December 31

	2003	2002	2001

	$ in thousands

The Company and its Israeli subsidiaries	(23,616)	(29,198)	(187,906)
Non-Israeli subsidiaries	9,453	(3,868)	(1,632)

	(14,163)	(33,066)	(189,538)

g.	Taxes on income included in the statements of operations - from continuing operation:

	1)	As follows:

	Year ended December 31

	2003	2002	2001

	$ in thousands

Current:
Israeli	(404)	400	3,547
Non-Israeli	1,052	(984)	1,212

	648	(584)	4,759

Deferred, see e. above:
Israeli	1,866	(64)	(1,802)
Non-Israeli	(112)

	1,754	(64)	(1,802)

	2,402	(648)	2,957

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a(4) above) and the actual tax expense:

	Year ended December 31

	2003	2002	2001

	$ in thousands

Income (loss) before taxes on income	(14,163)	(33,066)	(189,538)

Theoretical tax expense (tax benefit) on the above amount	(5,099)	(11,904)	(68,234)
Effect of lower tax rate for “approved enterprises”		(400)

	(5,099)	(12,304)	(68,234)
Increase (decrease) in taxes resulting from different tax rates - net	(6,670)	(5,253)	130
Increase in taxes resulting from permanent differences	838	408	666
Change in valuation allowance	61,731	87,602	76,849
Changes in deferred taxes resulting from carryforward tax losses	(49,970)	(71,275)	(4,246)
Increase in taxes resulting from prior years	1,950
Increase (decrease) in taxes arising from differences between non-dollar currencies income and dollar income - net, and other*	(378)	174	(2,208)

Taxes on income in the consolidated statements of operations	2,402	(648)	2,957

*

Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a(2) above) and the changes in the exchange rate of Israeli currency relative to the dollar.

h.	Tax assessments

	1)	The Company has received, or is considered to have receive, final tax assessments through the 1998 tax year.

2)

In partial settlement of an audit of the Internal Revenue Service (IRS) of the Company’s U.S. subsidiaries for the years 1992 through 1996, the Company consented to a “partial assessment” by the IRS for approximately $ 10.6 million of federal taxes on certain agreed upon issues. This amount excludes interest and state income taxes, which will be assessed by the IRS and are expected to almost double the above amount. The Company has already made advance payments of $ 21.5 million on account of this audit. In June 2002, the Company received a notice from the IRS proposing to assess $ 29.6 million of additional federal income taxes for the years 1992 through 1996. This amount excludes state income taxes and interest, which would almost double that figure. In August 2002, the Company appealed the proposed additional assessment. The Company has conducted advanced negotiations with the IRS for settlement of this assessment, which was finalized during February 2004 (see note 16a). The Company’s management believes, based on its consultants’ advice, that sufficient provision for this matter is included in accrued liabilities.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

3)

During 2002, a couple of the Company’s subsidiaries received tax assessments for which the Company’s management believes, based on its consultants’ advice, sufficient provision was accrued. During 2003, one of those subsidiaries consented to an assessment by the Israeli authorities for the years 1996-2001 for approximately $ 2.1 million, of which approximately $ 1.8 million will be payable in 24 monthly installments commencing April 2004. This assessment was finally signed and settled in January 2004. Sufficient provision was previously accrued in connection with the assessment.

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Foreign exchange risk management

The Company and its subsidiaries operate internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. Derivative financial instruments (hereafter - derivatives) were utilized by a subsidiary to reduce these risks. The Company did not hold or issue derivative financial instruments for trading purposes.

Commencing 2003, a subsidiary purchases forward-exchange contracts as hedges of certain anticipated sales and related costs denominated in foreign currencies. The subsidiary enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales and related costs will be adversely affected by changes in exchange rates. These contarcts are not qualified for hedge accounting under FAS 133. Accordingly gains and losses for these forward-exchange contracts are recognized in earnings.

As of December 31, 2003 the provision for losses deriving from forward-exchange contracts amounted to approximately $ 556,000 and is classified as accrued liability.

b.	Concentrations of credit risks

At December 31, 2003 and 2002, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

Most of the subsidiaries’ sales are made in the United States, Latin America, Europe and in the Far East, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The subsidiary performs ongoing credit evaluations of its customers and generally does not require collateral; however, with respect of certain sales to customers in emerging economies, the subsidiary requires letters of credit. The accounts include sufficient allowance for doubtful accounts.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, short-term investments, long-term investments, current and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term liabilities also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

		December 31

		2003	2002

		$ in thousands

a.	Allowance for doubtful accounts (as included in trade receivables) - the change in allowance for doubtful is composed as follows:
	Balance at beginning of year	2,957	1,620
	Addition to allowance	1,233	1,507
	Write-off of bad debts		(170)

		4,190	2,957

b.	Inventories:
	Components of systems and materials	5,413	3,391
	Work in process	1,183	1,517
	Finished products	15,979	15,152

		22,575	20,060

c.	Accrued and other liabilities:
	Payroll and related expenses	3,863	2,875
	Accrued royalties and sales commissions	2,514	1,216
	Deferred revenue	5,308	3,853
	Provision for warranty*	2,293	2,018
	Advances from customers	2,516	1,163
	Other	9,183	5,826

		25,677	16,951

*	The changes in the balance during the year:
	Balance at beginning of the year	2,018	2,577
	Payments made under the warranty	(3,383)	(3,136)
	Product warranties issued for new sales	3,658	3,589
	Changes in accrual in respect of pre-existing warranties		(1,012)

	Balance at end of year	2,293	2,018

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Short-term credit and long-term loans:

	1)	Line of credit

In 2003 a subsidiary of the Company signed agreements with banks, which provided for a $ 49 million revolving line of credit, short-term and long-term loans for various purposes.

Borrowings under the revolving line of credit and long-term loans bore interest of Libor + 1.1% to Libor + 2.3%.

The revolving line of credit the short-term and the long-term loans are secured by a negative pledge and restricted deposits of $ 18,262,000 and require the subsidiary to maintain certain financial and other restrictive covenants.

The subsidiary is currently not in full compliance with one of the restrictive covenants and it is engaged in ongoing discussions with the banks for a temporary waiver of such covenant.

	2)	Short-term credit and loans

The balance as of December 31, 2003, mainly represents short term credit and loans of Scitex Vision, consisting of: $ 26,450,000 short-term bank loans denominated in dollars and bearing interest of three month Libor + 1.1% to Libor + 2.25% per annum (as of December 31, 2003 - 2.3% to 3.5%, respectively);
$ 14,689,000 short-term bank loans denominated in Euro and bearing interest of one month Libor + 1.75% to Libor + 2.3% per annum (as of December 31, 2002 - 3.8% to 4.4%, respectively) and $ 712,000 credit lines in various currencies. The short-term bank loan denominated in dollar and bearing interest of Libor +0.5% per annum in the amount of $ 3,500,000 relates to SDC.

	3)	Current maturities of long-term loans (represent loans of Scitex Vision):

	2003	2002

	$ in thousands

Banks	1,633	5,248
Other	969

	2,602	5,248

4)	Long-term loans:

	a)	The long-term loans from banks represent loans of Scitex Vision and mature in the following years subsequent to December 31, 2003:

	2003	2002

	$ in thousands

Second year	1,928	3,438
Third year	1,252	2,003
Fourth year	1,252	52
Fifth year and thereafter	2,191

	6,623	5,493

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b)	The long-term loans from banks are denominated in dollars, bear interest of three month Libor + 1.75 % to Libor + 2.25 % per annum (as of December 31, 2003 - 2.9 % to 3.4%, respectively).

c)

In 2000, ScitexVision entered into a collaboration agreement (hereafter - the agreement) with a European leading supplier (hereafter - the supplier) to the textile, paper and plastic printing industry, for developing inks for printing on textile. Pursuant to the agreement, the supplier shall pay ScitexVision certain royalties on sales of ink for use with ScitexVision’s textile printing machines. As of December 31, 2003, no such sales have been made.

Following the agreement, Scitex Vision received from the supplier a long-term convertible loan of $ 5 million.

The loan received on December 27, 2000, and bore 6% annual interest. The loan should have been interest free if the milestones described in the agreement were met.

According to the original terms of the loan, the loan and the accumulated interest might have been converted by the supplier, at any time during the last three months of the loan period, which ended on December 11, 2003, into ordinary shares of Scitex Vision at a conversion price based on the fair value of such shares, less 15%. According to the agreement if the supplier chooses to request the repayment of the loan, the repayment shall be made by setting-off the loan and any interest accrued thereon against royalties due to Scitex Vision in a subsequent period. The remainder of the loan, if it exists, shall be repaid in cash to the supplier.

On December 30, 2003 an addendum to the agreement was signed, according to which, the original terms of the loan were changed such that the principal of the loan is interest free and payable in four annual installments in the following years subsequent to December 31, 2003:

December 31

2003

U.S. dollars in thousands

Current maturities	969

Second year	1,171
Third year	1,358
Fourth year	1,094

3,623

4,592

Scitex Vision has the right to offset royalties due to Scitex Vision against the amount due, on the next agreed installment.

As a result of the above-mentioned change in terms, the company has recorded the loan based on its present value ($ 4,592,000) using the interest rate, which is applicable to such loans as of the date of change in terms. The difference between the present value and the nominal value of the loan, in the total amount of $ 408,000, as well as all interest accrued through December 30, 2003, in the total amount of $ 904,000, were credited to “financial expenses - net”.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

5)	Convertible long-term loans from related parties:

In July 2003, two of the Company’s shareholders granted to the Company’s subsidiary convertible loans in the amount of approximately $ 933,000, bearing interest equal to the greater of Libor + 1% (as of December 31, 2003 - 2.1%) or rate of change of the Israeli CPI per annum. The loans are payable in one installment at the end of a five year period if no conversion occurs before the end of the repayment period.

The loans and the accumulated interest may be converted into the ordinary shares of the subsidiary at any time with an exercise price of $ 0.4052 per share, which equals the fair value of the subsidiary’s ordinary shares at the date of grant of the loans.

According to the loans agreements, an automatic conversion shall occur upon certain events. In addition, the lenders were granted with warrants representing 25% of the loan amount, to purchase ordinary shares at an exercise price of $ 0.4052 per share.

The Company recorded an original discount of $ 98,500 in respect of the amounts allocated to these warrants out of the total above-mentioned loans of $ 933,000. This amount is amortized to the interest expense over the maximum term of the loans, which is 5 years.

Pursuant to the conversion terms, whereby the lenders were guaranteed beneficial conversion features, the Company recorded an original discount of $ 98,500, which represents the difference between the loan allocated amount and the amount payable. This amount is amortized to the interest expense over the maximum term of the loans, which is 5 years.

e.	Note payable issued to an investee company

The note was denominated in dollars and was repaid in one payment on April 4, 2003.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

		Year ended December 31

		2003	2002	2001

		$ in thousands

f.	Research and development costs - net:
	Expenses incurred	11,537	7,761	7,082
	L e s s – royalty-bearing participations from the Government of Israel	467	701	999

		11,070	7,060	6,083

g.	Selling, general and administrative expenses:
	Selling*	20,192	19,812	21,277
	General and administrative**	15,147	13,581	16,376

		35,339	33,393	37,653

	* Including:
	Advertising costs	609	420	410

	** Including:
	Related party	518	445	92

	Net change in allowance for doubtful accounts and direct write-off of bad debts	698	1,507	1,082

h.	Restructuring charges

1.

Towards the end of 2001, a subsidiary implemented a restructuring plan, which was completed in 2001, in the form of abandonment of construction in progress, and accrued expenses accordingly. The expenses included the write-off of fixed assets in the amount of approximately $ 500,000.

2.

During 2003, a subsidiary implemented a restructuring plan in the form of reduction in work force, abandonment of leased premises and development of new combined information technology system, and accrued expenses accordingly. The expenses included mainly severance pay and other benefits to approximately 42 employees retiring from their employ in the amount of approximately $ 130,000, costs related to the disposal of certain activities in the amount of approximately $ 390,000, and costs related to the development of new combined information technology system in the amount of approximately $ 500,000.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		Year ended December 31

		2003	2002	2001

		$ in thousands

i.	Financial expenses - net:
	Interest income	249	706	713
	Gain on trading marketable securities - net	3		136
	Interest expense on long-term loans
	from banks	(1,981)	(2,471)	(2,382)
	from related parties	(20)
	from others	603
	Bank charges	(276)	(15)	(127)
	Revaluation of long-term loan	408
	Other (including foreign exchange transaction losses - net)	(1,637)	(1,359)	(1,268)

		(2,651)	(3,139)	(2,928)

j.	Other income (loss) - net:
	Loss from change in percentage of holding of an associated company			(4,408)
	Write-down of available-for-sale securities		(22,283)
	Gain from sale of a portion in a subsidiary	3,774
	Share in beneficial conversion feature of convertible preferred shares issued by a subsidiary	(3,485)
	Write-off and write-down of investments in investee companies	(2,493)	(3,839)	(5,477)
	Gain (loss) from sale of investments in associated and investee companies	2,822		(6,041)
	Other	169	(148)	2,892

		787	(26,270)	(13,034)

k.	Earnings income (loss) per share:

The net loss and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year ended December 31

	2003	2002	2001

	$ in thousands

Net income (loss) used in the computation of basic and diluted earnings per share	1,387	(32,030)	(253,020)

Weighted average number of shares used in the computation of basic earnings (loss) per share	43,018	43,018	43,018
Add - net additional shares from the assumed exercise of the Company’s stock options	-,-	-,-	-,-

Weighted average number of shares used in the computation of diluted earnings (loss) per share	43,018	43,018	43,018

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION:

a.	General:

Prior to the sale of SDP’s operations, as described in note 1b, the Company had been operating in two reportable segments.

Following the transaction the Company operates only in the wide-format digital printing. The Subsidiaries, develop, manufacture and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products. As to the sale of the high-speed digital printing segment, classified as discontinued operation, see note 1b. In addition, the Company holds interest in other companies that develop digital printing solution to industrial applications.

b.	Geographical information:

	1)	Following are data regarding revenues from external customers in respect of continuing operations, classified by geographical area based on the location of the customers:

	Year ended December 31

	2003	2002	2001

	$ in thousands

North America (mostly USA)	19,650	17,814	18,690
Mexico	15,178	8,725	1,221
Europe:
West	25,313	24,524	29,339
East	11,580	12,980	6,846
Far East	12,460	16,647	29,860
Other countries	18,699	4,971	5,662

	102,880	85,661	91,618

2)	Following are data relating to property, plant and equipment, net, relating to continuing operations, by geographical area in which the assets are located:

	December 31

	2003	2002	2001

	$ in thousands

Israel	6,154	2,985	2,772
North and South America	802	1,033	1,919
Europe	1,152	753	511
South Africa	949	1,265	1,024
Asia	147	38

	9,204	6,074	6,226

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SUBSEQUENT EVENTS

a.

In January 2004, the Board of Directors of the Company announced a planned distribution to shareholders of approximately $2.75 per share (a total of approximately $118 million), applying a portion of the net proceeds from the SDP sale. Distributions to shareholders will be subject to applicable withholding taxes. The cash distribution to shareholders is subject to the satisfaction of certain conditions, including the approval of Company’s shareholders and of the Israeli District Court. There can be no assurance if and when such conditions will be satisfied.

b.

In February 2004, the Company has entered into an agreement with the IRS to resolve a U.S. federal income tax audit of its U.S. subsidiaries for the years 1992 through 1996. Under the terms of the agreement, the Company agreed to an assessment of $5.7 million of additional federal income taxes for these years to resolve the remaining proposed IRS assessment of an additional $29.6 million of federal income taxes (as described in note 12h(2)).

When added to a previous “partial agreed assessment” by the IRS for $10.6 million of federal income taxes, the Company’s total additional federal income taxes for these years as a result of the IRS audit will be $16.3 million. This amount does not include interest and additional state income taxes that will result from the agreement with the IRS. The Company is currently working to determine such amounts.

The Company had previously made advance payments to the IRS of $21.5 million for federal income taxes relating to the audit period and had established reserves for additional liabilities arising out of the audit. At this stage, after initial review, the Company estimates that the final additional cash cost of the IRS audit (taking into consideration the $16.3 million of assessment, state taxes and interest thereon, and after application of the $21.5 million advance payment), will be in the range of $7 to $14 million.

The Company’s management believes, based on its consultants’ advice, that sufficient provision for this matter is included in accrued liabilities.

c.

In February 2004, the Company concluded a $1.5 million investment in Jemtex in consideration for convertible debentures, which may be repaid at the option of Jemtex until the end of June 2004. Out of the above amount, $0.45 million were transferred to Jemtex on account of the investment (see note 4a). Following this investment, the Company effectively holds approximately 73% of Jemtex’ issued share capital on an “as converted” basis.

Report of Independent Accountants on
Financial Statement Schedule

To the Board of Directors of
Scitex Corporation Limited.

Our audits of the consolidated financial statements referred to in our report dated March 1, 2004 appearing in the 2003 Annual Report to the Shareholders of Scitex Corporation Limited also included an audit of the Financial Statement Schedule II –Valuation and Qualifying Accounts – listed in this Form 20-F. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel March 1, 2004	Kesselman & Kesselman Certified Public Accountants (Isr.)

SCITEX CORPORATION LTD.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Three years ended December 31, 2003
(U.S. $ in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Additions charged to cost and expense	Deductions from reserves	Balance at end of period

Allowance for doubtful accounts:
Year ended December 31, 2003	2,957	1,233	-,-	4,190

Year ended December 31, 2002	1,620	1,507	(170)	2,957

Year ended December 31, 2001	1,098	1,082	(560)	1,620

Valuation allowance for deferred
tax assets:
Year ended December 31, 2003	123,253	61,731	-,-	184,984

Year ended December 31, 2002	94,877	28,376	-,-	123,253

Year ended December 31, 2001	18,028	76,849	-,-	94,877

Provision for warranty:
Year ended December 31, 2003	2,018	3,658	(3,383)	2,293

Year ended December 31, 2002	2,577	2,577	(3,136)	2,018

Year ended December 31, 2001	1,738	4,008	(3,169)	2,577

JEMTEX INK JET PRINTING LTD.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

JEMTEX INK JET PRINTING LTD.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

TABLE OF CONTENTS

Page

Report of Independent Auditors	1
Balance Sheets	2 - 3
Statements of Operations	4
Statements of Changes in Shareholders' Deficiency	5
Statements of Cash Flows	6
Notes to the Financial Statements	7 - 17

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

JEMTEX INK JET PRINTING LTD.

We have audited the accompanying balance sheet of Jemtex Ink Jet Printing Ltd. (“the Company”) as of December 31, 2003 and the related statement of operations, changes in shareholders’ deficiency and cash flow for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits and provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operation and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B, to the financial statements, the Company has suffered recurring losses from operations and as of December 31, 2003 has a shareholders’ deficiency of approximately $ 1.9 million. These factors, among others described in Note 1B raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments to reflect the possible future effects on the cover ability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Tel-Aviv, Israel February 29, 2004	BY: /S/ ZIV HAFT ZIV HAFT a member of BDO Certified Public Accountants (Isr.)

JEMTEX INK JET PRINTING LTD.
BALANCE SHEETS
(In U.S. dollars, except share and per share data)

		December 31
	Note	2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3	$292,879
Restricted cash		-
Receivables and prepayments	4	182,285

		475,164

EQUIPMENT:	5
Cost		402,448
Less - accumulated depreciation		262,600

		139,848

LEASE DEPOSITS		36,217

SEVERANCE PAY FUND		427,671

Total assets		$1,078,900

The accompanying notes are an integral part of the financial statements.

JEMTEX INK JET PRINTING LTD.

		December 31
	Note	2003

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	6	$666,979
Convertible promissory note	8	-
Deferred revenues		-

		666,979

LONG-TERM LIABILITIES:
Long-term loan	7	580,184
Convertible promissory notes	8	1,256,330
Accrued severance pay		498,551

		2,335,065

Total liabilities		3,002,044

COMMITMENTS AND CONTINGENT LIABILITIES	9

SHAREHOLDERS' DEFICIENCY:
Share capital -	10
Ordinary shares of NIS 0.01 par value:
Authorized: 11,831,100 shares as of December 31, 2003;
Issued: 2,700,100 shares; Outstanding - 27,001 shares		86
Series A preferred shares of NIS 0.01 par value:
Authorized and issued: 1,510,800 shares as of December 31, 2003;
Outstanding - 15,108 shares		40
Series B preferred shares of NIS 0.01 par value:
Authorized: 1,590,600 shares as of December 31, 2003;
Issued: 954,388 shares as of December 31, 2003; Outstanding - 9,544 shares		20
Deferred shares of NIS 0.01 par value:
Authorized, issued and outstanding: 67,500 shares		225
Additional paid-in capital		10,477,183
Accumulated deficit		(12,400,698)

Total shareholders' deficiency		(1,923,144)

Total liabilities and shareholders' deficiency		$1,078,900

February 29, 2004 —————————————— Date of approval of the financial statements	—————————————— Dr. Meyer Weksler Managing Director	—————————————— Yahel Shachar Member of the Board of Directors

JEMTEX INK JET PRINTING LTD.
STATEMENTS OF OPERATIONS
(In U.S. dollars)

		Year ended
	Note	31.12.2003

Revenues		$186,385
Costs and expenses:
Product development costs, net	11	2,413,240
Marketing, general and administrative expenses	12	589,157

Operating loss		(2,816,012)
Financial expenses, net		(9,755)

Net loss		$(2,825,767)

The accompanying notes are an integral part of the financial statements.

JEMTEX INK JET PRINTING LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(In U.S. dollars, except share data)

	Ordinary shares		Series A Preferred shares		Series B Preferred shares		Deferred shares		Additional
	NIS 0.01 par value		NIS 0.01 par value		NIS 0.01 par value		NIS 0.01 par value		paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total

Balance as of January 1, 2003	2,700,100	86	1,510,800	37	954,388	20	67,500	225	8,877,186	(9,574,931)	(697,377)

Receipt on account of Series B Preferred shares issued	-	-	-	-	-	3	-	-	1,599,997	-	1,600,000
Net loss	-	-	-	-	-	-	-	-	-	(2,825,767)	(2,825,767)

Balance as of December 31, 2003	2,700,100	$86	1,510,800	$37	954,388	$23	67,500	$225	$10,477,183	$(12,400,698)	$(1,923,144)

The accompanying notes are an integral part of the financial statements.

JEMTEX INK JET PRINTING LTD.
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

Year ended 31.12.2003

Cash flows from operating activities:
Net loss	$(2,825,767)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	58,629
Interest accrued on long-term loans	17,241

Changes in assets and liabilities:
Accrued severance pay, net	15,044
Decrease (increase) in receivables and prepayments	106,326
Decrease in inventories	-
Decrease (increase) in lease deposits	11,575
Decrease in accounts payables, accrued expenses and deferred revenues	(155,271)

Net cash used in operating activities	(2,772,223)

Cash flows from investing activities:
Acquisition of equipment	(17,242)
Decrease in restricted cash	50,100

Net cash used in investing activities	32,858

Cash flows from financing activities:
Proceeds from shares issued	1,350,000
Proceeds from convertible promissory notes	1,249,917

Net cash provided by financing activities	2,599,917

Decrease in cash and cash equivalents	(139,448)
Cash and cash equivalents at the beginning of the year	432,327

Cash and cash equivalents at the end of the year	$292,879

Non-cash activity:
Conversion of convertible promissory note to additional paid-in capital	$250,000

The accompanying notes are an integral part of the financial statements.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 1 – GENERAL:

A.	The Company commenced its operations in October 1995 and is engaged in the development of products in the field of ink jet printing technology.

B.	As of December 31, 2003, the Company has an accumulated deficit of approximately $ 12,401 thousand and shareholders’ deficiency of approximately $ 1,923 thousand. In 2003, the Company has negative cash flows from operations in the amount of approximately $ 2,722 thousand. The Company does not yet generate sufficient revenues from its operations to fund its activities and is therefore dependent on additional financing from outside services. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

During 2003, a term sheet was signed with the Company’s principal shareholder, whereby the shareholder committed to provide $ 1.5 million to the Company in the form of convertible promissory notes. The closing of the said agreement was at February 11, 2004. Through February all the proceeds were transferred to the company (see Note 8).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The significant accounting policies, followed in the preparation of the financial statements, on a consistent basis, are:

A.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

B.	Financial statements in U.S. dollars:

The accompanying financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Substantially, all of the Company’s sales are made outside Israel and are made in U.S. dollars. A substantial portion of the costs of the Company are incurred in U.S. dollars. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars, in accordance with the principles prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 52 of the Financial Accounting Standards Board (“FASB”) of the United States. Accordingly, items have been remeasured as follows:

Monetary items – at the current exchange rate at the balance sheet date.

Non-monetary items – at historical exchange rates.

Expenditure items – at the exchange rates current as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

All exchange gains and losses from the aforementioned remeasurement are reflected in the statement of operations in financing expenses, and were immaterial to date.

The representative rate of exchange of the New Israeli Shekel (NIS) at December 31, 2003 was $1.00 = NIS 4.379 (2002 = NIS 4.737).

C.	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments including deposits in banks with original maturities of three months or less.

D.	Equipment:

Equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets (three to ten years).

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

E.	Product development expenses:

Product development expenses, net of participations by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, are charged to operations, as incurred.

F.	Fair value of financial instruments:

The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash and cash equivalents) approximate their fair value.

G.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents.

Cash and cash equivalents are invested in major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

H.	Severance pay:

The liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the Israeli employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and include immaterial profits.

Severance expense, net for the years ended December 31, 2003 $15,044.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

I.	Impairment of long-lived assets:

The Company applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). According to SFAS 144, long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

J.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any of the fair value of the share at the date of grant of the award over the exercise price. Compensation expense is recorded over the vesting period on a straight-line basis. The Company provides the disclosures required by Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock – Based Compensation – Transition and Disclosure”.

Under SFAS No. 123 the fair value of each option grant is estimated on the date of grant using the minimum value option-pricing model with the following weighted-average assumptions used for grants in 2003; (1) expected life of the option of 2.5 years; (2) dividend yield of 0%; (3) risk-free interest rate of 1%. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant dates for all awards, the effect on the Company’s net loss would have been immaterial.

K.	Revenue recognition:

Revenues from product sales are recognized upon shipment when no right of return exists, or, if applicable, and the end of the evaluation period, and when collectibility is probable.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

L.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

NOTE 3 – CASH AND CASH EQUIVALENTS:

	Interest rate	December 31 2003
	%

Short-term bank deposits:
In NIS	3.9	$146,168
In U.S. dollar		-
Cash		146,711

		$292,879

NOTE 4 – RECEIVABLES AND PREPAYMENTS:

December 31 2003

Office of the Chief Scientist	$108,276
Government authorities	24,676
Employees *	33,492
Other	15,841

$182,285

*Including $ 17,127 to shareholder, who is also an emploee.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 5 – EQUIPMENT:

	Equipment	Computers	Leasehold improvements	Total

Cost:
Balance as of January 1, 2003	$120,831	$200,621	$63,754	$385,206

Additions	4,564	12,678	-	17,242

Balance as of December 31, 2003	125,395	213,299	63,754	402,448

Accumulated depreciation:

Balance as of January 1, 2003	62,846	126,845	14,280	203,971

Additions	12,049	40,206	6,374	58,629

Balance as of December 31, 2003	74,895	167,051	20,654	262,600

Depreciated cost as of December 31, 2003	$50,500	$46,248	$43,100	$139,848

Depreciated cost as of December 31, 2002	$57,985	$73,776	$49,474	$181,235

Annual rates of depreciation	7%-20%	20%-33%	10%-14%

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

December 31 2003

Suppliers	$224,507
Employees and related expenses	174,300
Accrued vacation	214,125
Other	54,047

$666,979

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 7 – LONG-TERM LOAN:

December 31 2003

$580,184

A loan of $ 500,000 is due to the former parent company. The loan bears interest at the rate of LIBOR and is repayable out of future net profits in 10 annual installments of $ 50,000, including the accrued interest, but not in excess of 10% of the Company’s annual net income.

NOTE 8 – CONVERTIBLE PROMISSORY NOTES:

In August 2003, the Company issued to a shareholder a convertible promissory note in the amount of $ 799,917, bearing interest at the rate of LIBOR +0.75%. The note is due on August 31, 2007, and is convertible at the option of the holder, at any time during the term of the note and the accrued interest, into Preferred B shares, representing a price per share of $ 2.51467, and subject to certain adjustments in accordance with the Share Purchase Agreement (dated December 9, 2002) with the same shareholder. According to the agreement and upon its execution, a warrant to purchase 318,100 Preferred B shares of the Company was cancelled (see also Note 10c).

In addition, in 2003, the Company issued the same shareholder promissory notes in the amount of $ 450,000 which are deemed an advance to the Company on account of proceeds to be invested by the shareholder (“the investment agreement”) based on a term sheet signed between the shareholder and the Company (see Note 1b).

On February 11, 2004 the investment agreement for a total of $1,500,000 was signed and accordingly the Company issued to the shareholder an additional promissory note in the amount of $ 1,050,000.The amount of the convertible promissory notes will bear annual interest of LIBOR+2%, mature five years from date of issuance and will be prepayable at the sole discretion of the Company until June 30, 2004. The notes will be convertible to Series C Preferred shares, commencing July 1, 2004 and ending at the maturity date at a price per share of $ 0.60.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES:

A.	The Company’s plant is located in the Lod North Industrial Zone, Israel. The plant is leased for a period of five years ending on June 30, 2005 with options to extend the lease for up to additional four years. Minimum future rental payments expected under operating leases in effect as of December 31, 2003, are approximately as follows:

2004	$192,000
2005	192,000

$384,000

B.	In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $ 2,955,000. In return for the Government of Israel’s participation, the Company is committed to pay royalties at a rate of 3% – 5% of sales of the developed products, up to 100% of the amount of grants received (for grants received under programs approved subsequent to January 1, 2000 – 100% plus interest at LIBOR). The Company’s total commitment for royalties payable with respect to future sales, based on Government participations received or accrued, net of royalties paid or accrued, totaled approximately $ 2,937,000, as of December 31, 2003.

C.	A venture capital fund (“the VC”) has negotiated in 1999 to invest in the Company. No agreement was reached and no investment was executed by the VC. Following the failed negotiations, the VC has demanded damages and other demands of the Company. The Company rejects these demands and believes they are with no basis whatsoever, and accordingly no provision for these demands is included in these financial statements.

D.	The company has a lien on some office equipment in favor of the equipments supplier in the amount of $ 15,800.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 10 – SHAREHOLDERS’ DEFICIENCY:

A.	In 2003, the Company adopted an Option Plan which provides for the grant by the Company of options to purchase up to an aggregate of 426,100 Ordinary shares to officers, directors key employees, etc. The plan will expire eight years after its adoption unless terminated earlier by the Board of Directors.

As of December 31, 2003, the Company granted certain employees 176,200 options (No options were granted in previous years). The options may be exercised over a period of eight years from the date of grant, at an exercise price of $ 2.26. The vesting period of the options is up to four years. No compensation expense was recognized, as the exercise price on the date of grant was greater than the market price of the underlying shares.

B.	In December 2002, the Company issued 954,400 Series B Preferred Shares to a shareholder for an aggregate purchase price of $ 2.4 million, which shall be paid in three equal installments. The first installment of the purchase price of $ 800,000 was paid in December 2002. The remaining two installments of $ 800,000 were received through 2003. As additional consideration for the shareholder’s investment, the Company granted two warrants to purchase 318,100 Preferred B shares of the Company (each) at an exercise price of $ 2.514 per share exercisable until January 2, 2004 and March 31, 2005, respectively. The first warrant that was exercisable until January 2, 2004, was cancelled.

In addition, the Company issued to the shareholder a convertible, promissory note in the amount of $ 250,000, bearing interest at the rate of LIBOR + 1.75%. The note was canceled as part of the payment of the third installment for the Series B preferred shares, as noted above.

C.	In June 2003, the Company increased its registered share capital and issued bonus shares to each shareholder of the Company, such that for each share (excluding the deferred shares), 99 additional shares of the same class of share was issued for no additional consideration. All shares (excluding deferred shares) have been adjusted to give retroactive effect to this issuance for all periods presented.

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 11 – PRODUCT DEVELOPMENT COSTS, NET:

Year ended 31.12.2003

Salaries and related expenses (1)	$1,846,206
Subcontractors	195,477
Materials	213,925
Rent and office maintenance	190,800
Vehicle expenses	227,843
Patent applications	29,412
Depreciation	50,442
Other	87,515

2,841,620
Less - participations by the Office of the Chief Scientist	428,380

$2,413,240

(1) Including to shareholders	$153,650

NOTE 12 - MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:

Year ended 31.12.2003

Salaries and related expenses (1)	$306,068
Professional fees	79,786
Vehicle expenses	29,086
Depreciation	8,187
Rent and office maintenance	34,712
Other	154,002

608,841
Less - participation by the Fund for the Encouragement of Marketing Activity	22,684

$589,157

(1) Including to shareholders	$155,386

JEMTEX INK JET PRINTING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 13 - TAXES ON INCOME:

A.	The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985. Under this law, taxable income is computed based on the changes in Israel's Consumer Price Index.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has received the approval of the Investment Center for an investment program for the Lod facility, qualifying for "alternative benefits" under the Law for the Encouragement of Capital Investments, 1959 ("the Law"). These benefits provide the Company with an exemption from income taxes on income from its "Approved Enterprise", for a period of two years followed by reduced tax rates of 25% for an additional period of five years from the first year in which there is taxable income, up to the earlier of twelve years from the time the facility was first made operational, or fourteen years from the issuance of the letter of approval. The investment program was completed and a final implementation report was submitted to the Investment Center.

C.	As of December 31, 2003, the Company has a tax loss carryforward of approximately $ 11.6 million. The difference between the reported loss and the tax loss carryforward emanates mainly from nondeductible expenses.

D.	The Company has received final tax assessments up to 1998.

Jemtex Ink Jet Printing Ltd.

FINANCIAL STATEMENTS
as of December 31, 2002
(UNAUDITED)

Jemtex Ink Jet Printing Ltd.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
(UNAUDITED)

C O N T E N T S

# # # # # # # #

Jemtex Ink Jet Printing Ltd.

BALANCE SHEETS
In U.S. dollars (except share data)

		December 31

	Note	2002	2001

Current Assets
Cash and cash equivalents	(3)	432,327	785,851
Restricted cash	(3)	50,100	54,526
Receivables and prepayments	(4)	288,611	192,442
Inventories		-	116,383

		771,038	1,149,202

Fixed Assets	(5)
Cost		385,206	337,436
Less - accumulated depreciation		203,971	150,372

		181,235	187,064

Other Assets		47,792	45,366

Total assets		1,000,065	1,381,632

Current Liabilities
Payables and accrued expenses	(6)	728,743	608,811
Convertible promissory note	(8)	252,561	-
Deferred revenues		88,385	250,000

		1,069,689	858,811

Long-term Liabilities
Long-term loan	(7)	571,917	562,949
Accrued severance pay, net		55,836	53,134

		627,753	616,083

Total liabilities		1,697,442	1,474,894

Shareholders’ Deficiency
Share capital	(8)
Ordinary shares of NIS 0.01 par value: Authorized - 2,701,486 shares, (2001 - 2,717,392); Issued and outstanding - 27,001 shares in 2002 and 2001, respectively		86	86
Series A preferred shares of NIS 0.01 par value: Authorized, issued and outstanding - 15,108 shares (2001 - same)		37	37
Series B preferred shares of NIS 0.01 par value: Authorized 15,906 shares (2001-0); Issued and outstanding 9,544 shares (2001-0)		20	-
Deferred shares of NIS 0.01 par value: Authorized, Issued and outstanding - 67,500 shares (2001 - same)		225	225
Additional paid-in capital		8,877,186	7,332,382
Accumulated deficit		(9,574,931)	(7,425,992)

Total shareholders’ deficiency		(697,377)	(93,262)

Total liabilities and shareholders’ deficiency		1,000,065	1,381,632

Dr. Meyer Weksler	Yeoshua Agassi
Managing Director	Member of the Board of Directors
              Tel Aviv, February 5, 2003

The accompanying notes are an integral part of these statements

Jemtex Ink Jet Printing Ltd.

STATEMENTS OF OPERATIONS
In U.S. dollars

		For the year ended December 31

	Note	2002	2001

Revenues		1,281,115	1,305,060
Cost of Revenues	(9)	845,913	533,340

Gross profit		435,202	771,720

Operating expenses
Research and development expenses, net	(10)	2,070,967	1,979,538

Marketing, general and administrative expenses	(11)	497,248	463,573

Total operating expenses		2,568,215	2,443,111

Operating loss		(2,133,013)	(1,671,391)

Financing expenses, net		(15,926)	(75,089)

Gain on agreement with former parent company	(7)	-	224,324

Net loss		(2,148,939)	(1,522,156)

The accompanying notes are an integral part of these statements

Jemtex Ink Jet Printing Ltd.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
In U.S. dollars (except share data)

	Ordinary Shares		Series A Preferred Shares		Series B Preferred Shares		Deferred Shares

	NIS 0.01 par value		NIS 0.01 par value		NIS 0.01 par value		NIS 0.01 par value		Share premium		Perpetual note	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance as of December 31, 2000	27,001	86	15,108	37	-	-	67,500	225	2,834,663		2,500,000	(5,903,836)	(568,825)

Perpetual note reclassified	-	-	-	-	-	-	-	-	2,500,000		(2,500,000)	-	-

Payment received on behalf of Series A Preferred shares issued	-	-	-	-	-	-	-	-	1,997,719		-	-	1,997,719

Net loss	-	-	-	-	-	-	-	-	-		-	(1,522,156)	(1,522,156)

Balance as of December 31, 2001	27,001	86	15,108	37	-	-	67,500	225	7,332,382		-	(7,425,992)	(93,262)

Payment received on behalf of Series A Preferred shares issued	-	-	-	-	-	-	-	-	800,000		-	-	800,000

Series B Preferred shares issued	-	-	-	-	9,544	20	-	-	744,804	(*)	-	-	744,824

Net loss	-	-	-	-	-	-	-	-	-		-	(2,148,939)	(2,148,939)

Balance as of December 31, 2002	27,001	86	15,108	37	9,544	20	67,500	225	8,877,186		-	(9,574,931)	(697,377)

(*) Net of issuance expenses of $55,176 – see Note 8.

The accompanying notes are an integral part of these statements

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements
In U.S. dollars

	For the year ended December 31

	2002	2001

Cash flows from operating activities
Net loss	(2,148,939)	(1,522,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	53,599	46,168
Interest accrued on long-term loans	8,968	53,393
Gain on agreement with former parent company	-	(224,324)
Loss on sale of fixed assets	-	7,268
Changes in assets and liabilities:
Accrued severance pay	2,702	431
Decrease (increase) in restricted cash	4,426	(4,526)
Decrease (increase) in receivables and prepayments	(96,169)	21,071
Decrease (increase) in inventories	116,383	(41,870)
Increase in other assets	(2,426)	(22,887)
Decrease in payables, accrued expenses and deferred revenues	(39,122)	(469,829)

Net cash used in operating activities	(2,100,578)	(2,157,261)

Cash flows from investing activities
Acquisition of fixed assets	(47,770)	(81,562)
Proceed from sale of fixed assets	-	40,365

Net cash used in investing activities	(47,770)	(41,197)

Cash flows from financing activities
Proceeds from shares issued, net	1,544,824	1,997,719
Convertible loan	250,000	-
Short-term bank credit	-	(22,477)
Long-term liabilities	-	(165,000)

Net cash provided by financing activities	1,794,824	1,810,242

Decrease in cash and cash equivalents	(353,524)	(388,216)
Cash and cash equivalents at beginning of year	785,851	1,174,067

Cash and cash equivalents at end of year	432,327	785,851

The accompanying notes are an integral part of these statements

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements
In U.S. dollars

Note 1 -	GENERAL

	A.	The Company commenced its operations in October 1995 and is engaged in the development of products in the field of ink jet printing technology.

	B.	The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Accordingly, the functional currency of the Company is the U.S. dollar.

C.

As of December 31, 2002, the Company has an accumulated deficit of approximately $9.6 million and shareholders’ deficiency of approximately $0.7 million. The Company does not yet generate sufficient revenues from its operations to fund its activities and is therefore dependent on additional financing. In December 2002, the Company raised additional capital from Scitex Corporation Ltd. (a major shareholder), and has issued its warrants which, if exercised, will provide additional funding to the Company (see Note 8C).  As a result, management believes that there will be funds available to the Company to enable it to finance its operations at least through December 31, 2003. However, there is no assurance that sufficient funds will be available.

D.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The accompanying notes are an integral part of these statements

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements (Cont.)
In U.S. dollars

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared under Israeli Generally Accepted Accounting Principles (GAAP) in Israel. As far as the Company’s results of operations are concerned, such GAAP are practically identical to U.S. GAAP. The significant accounting policies, applied in the preparation of the financial statements on a consistent basis, are:

	A.	Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

	B.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the “first-in, first-out” method.

	C.	Fixed Assets

Fixed assets are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful life of the assets.

	D.	Foreign Currency Translation

Monetary assets and liabilities denominated in Israeli shekels and in non-U.S. dollar currencies are translated into U.S. dollars at the rate of exchange on balance sheet date. Nonmonetary assets and liabilities are translated using historical exchange rates. Expense items are translated at exchange rates applicable at the date of the transaction.  The rate of exchange of the U.S. dollar at balance sheet date was U.S.$1= NIS 4.737 (2001 - NIS 4.416).

	E.	Revenue Recognition

Revenues, mainly from joint development projects, are recognized when the Company has achieved the milestone, collectibility is probable, the fee is fixed or determinable and persuasive evidence of an arrangement exists.

	F.	Research and Development Expenses

Research and development expenses, net of participations by the Chief Scientist of the State of Israel, are charged to operations as incurred.

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements (Cont.)
In U.S. dollars

Note 3 -	CASH AND CASH EQUIVALENTS

		December 31
	Interest rate (*)
		2002	2001

Short-term bank deposits:
NIS	8.7	312,856	-
In U.S. dollar	1.0	100,000	613,207

Cash		19,471	172,644

		432,327	785,851

(*) As of December 31, 2002.

The Company has registered floating charge on its bank deposits in favor of a bank in the amount of $50,100 and $54,526 in 2002 and 2001, respectively.

Note 4 -	RECEIVABLES AND PREPAYMENTS

	December 31

	2002	2001 (*)

Trade receivables	-	75,332
Chief Scientist of the State of Israel	150,571	-
Government institutions	86,651	70,757
Employees (*)	34,635	32,326
Other	16,754	14,027

	288,611	192,442

(*)	Including $16,550 to shareholders who are also employees (2001 - $31,703)

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements (Cont.)
In U.S. dollars

Note 5 -	FIXED ASSETS

	Equipment	Computers	Leasehold improvements	Total

COST -
As of January 1, 2002	112,445	161,237	63,754	337,436
Acquisitions	8,386	39,384	-	47,770

As of December 31, 2002	120,831	200,621	63,754	385,206

ACCUMULATED DEPRECIATION -
As of January 1, 2002	50,895	91,573	7,904	150,372
Provision	11,951	35,272	6,376	53,599

As of December 31, 2002	62,846	126,845	14,280	203,971

NET BOOK VALUE -
As of December 31, 2002	57,985	73,776	49,474	181,235

As of December 31, 2001	61,550	69,664	55,850	187,064

ANNUAL RATES OF DEPRECIATION	7%-20%	20%-33%	10%-14%

(*)	The Company has registered fixed charges on certain of its assets (approximately $15,000).

Note 6 -	PAYABLES AND ACCRUED EXPENSES

	December 31

	2002	2001

Suppliers	320,286	174,096
Employees and related expenses	191,674	210,206
Accrued vacation	176,219	194,563
Other	40,564	29,946

	728,743	608,811

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements (Cont.)
In U.S. dollars

Note 7 -	LONG-TERM LOAN

December 31

2002	2001

571,917	562,949

In 2001, the former parent company forgave the Company for a loan outstanding in the amount of $224,324.  A loan of $500,000 is still due to the former parent company.  The loan bears interest at LIBOR and is repayable out of future net profits at 10 annual payments of $50,000, including the accrued interest, but not in excess of 10% of the Company’s annual net income.

Note 8 -	SHAREHOLDERS’ DEFICIENCY

A.

The Company reserved 4,261 shares to be granted to employees (1,125 options are outstanding at balance sheet date).  The exercise price of the options is between $178 and $371 per ordinary share. No options were granted to employees or others in 2002 and 2001.

B.

In March 2002, the Company received an additional capital injection of $800,000 from a shareholder.  The capital injection was the last payment due to the company in accordance with the Share Purchase Agreement signed November 9, 2000.

C.

In December 2002, the Company issued 9,544 Series B Preferred Shares to a shareholder for an aggregate purchase price of $2.4 million, which shall be paid in three equal installments.  The first installment of the purchase price of $800,000 was paid by December 2002.  The remaining two installments of $800,000 will be paid 90 days and 180 days, respectively from the date of the agreement.  As additional consideration for the shareholder’s investment, the Company granted two warrants to purchase 3,181 Preferred B shares of the Company (each) at an exercise price of $251.47 per share exercisable until January 2, 2004 and March 31, 2005, respectively.  The Company has already issued the shareholder the 9,544 B Preferred shares.

In addition, the Company issued to the shareholder a convertible, promissory note in the amount of $250,000, bearing interest at the rate of Libor + 1.75%.  The note will be canceled as part of the payment of the third installment for the Series B preferred shares, as noted above.

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements (Cont.)
In U.S. dollars

Note 9 -	COST OF REVENUES

	For the year ended December 31

	2002	2001

Salaries and related expenses	319,649	220,851
Components	395,786	175,934
Rent and building maintenance	48,016	57,040
Car expenses	34,330	23,513
Other	48,132	56,002

	845,913	533,340

Note 10 -	RESEARCH AND DEVELOPMENT EXPENSES, NET

	For the year ended December 31

	2002	2001

Salaries and related expenses (1)	1,579,571	1,348,671
Subcontractors	44,719	145,023
Materials	347,416	265,128
Rent and office maintenance	130,140	139,352
Vehicle expenses	200,377	147,518
Patent applications	15,685	16,969
Other	132,510	118,336

	2,450,418	2,180,997

Less – participation by the Chief Scientist of the State of Israel	379,451	201,459

	2,070,967	1,979,538

(1) Including to shareholders	205,160	255,337

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements (Cont.)
In U.S. dollars

Note 11 -	MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31

	2002	2001

Salaries and related expenses (1)	221,871	235,334
Car expenses	29,316	19,353
Professional fees	76,436	70,926
Depreciation	7,132	5,772
Rent and office maintenance	33,557	39,357
Other	128,936	92,831

	497,248	463,573

(1) Including to shareholders	93,598	89,728

Note 12 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.

In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $2,478,000. In return for the Government of Israel’s participation, the Company is committed to pay royalties at a rate of 3% - 5% of sales of the developed products, up to 100% of the amount of grants received (for grants received under programs approved subsequent to January 1, 2000 - 100% plus interest at LIBOR). The Company’s total commitment for royalties payable with respect to future sales, based on Government participations received or accrued, net of royalties paid or accrued, totaled approximately $2,460,000, as of December 31, 2002.

B.

A venture capital fund (“the VC”) has negotiated in 1999 to invest in the Company.  No agreement was reached and no investment was executed by the VC.  Following the failed negotiations, the VC has demanded damages and other demands of the Company.  The Company rejects these demands and believes they are with no basis whatsoever, and accordingly no provision for these demands is included in these financial statements.

Jemtex Ink Jet Printing Ltd.

Notes to the Financial Statements (Cont.)
In U.S. dollars

Note 12 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.

The Company’s plant is located in the Lod North Industrial Zone, Israel.  The plant is leased for a period of 5 years ending on June 30, 2005 with options to extend the lease for up to additional 4 years.  Annual lease payment is approximately $140,000, linked to the Israeli Consumer Price Index.

Note 13 -	TAXES ON INCOME

	A.	The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985. Under this law, taxable income is computed based on the changes in the Israeli Consumer Price Index.

B.

As of December 31, 2002, the Company has a tax loss carryforward of approximately $8 million. The difference between the reported loss and the tax loss carryforward emanates mainly from nondeductible expenses.

	C.	The Company has received final tax assessments up to 1997.

#  #  #  #  #  #

Chaikin, Cohen, Rubin & Gilboa.
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 972-3-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Shareholders of
Objet Geometries Ltd.

We have audited the accompanying consolidated balance sheets of Objet Geometries Ltd., (“the Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Without qualifying our opinion, we wish to draw your attention to the following matters:

1.

The Company’s capital deficiency as at December 31, 2003, and the loss for the year then ended, amounting to approximately 4.0 million dollars and 6.2 million dollars, respectively. The Company’s continuation as a going concern is dependent upon additional financial support until profitability is achieved.

The financial statements do not include any adjustments relating to recoverability and classification of the assets and liabilities that might be necessary should the company be unable to continue as a going concern.

2.	On December 16, 2003 a lawsuit was filed against the Company – See Note 10E.

/s/ Chaikin, Cohen, Rubin & Gilboa
Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, February 16, 2004

O - 1

Selected Financial Data

(Objet Geometries Ltd.)

The following selected financial data from the balance sheets as of December 31, 2002 and 2003 and from the related statements of operations for each of the three years in the period ended December 31, 2003 are derived from the audited consolidated financial statements of Objet Geometries Ltd. (“Objet”), not included in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States.

This selected financial data is provided pursuant to applicable SEC rules because Scitex’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Objet, an Israeli company in which Scitex currently holds an approximate 23.5% interest, exceeds 10 percent (but less than 20%) of such income of Scitex and its subsidiaries consolidated for the fiscal year ended on December 31, 2003.

	December 31, (U.S. dollars in thousands)
	2003	2002
Current assets	4,753	5,876
Non current assets	1,482	1,479
Current liabilities	9,554	15,000

	December 31, (U.S. dollars in thousands)
	2003	2002	2001
Gross revenue	4,966	614	--
Cost of sales	4,043	529	--
Loss from continuing operations (before extraordinary items)	(6,228)	(9,773)	(11,727)
Net losses	(6,228)	(9,773)	(11,727)

O - 2

EXHIBIT INDEX

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant.

3.	Voting Agreement dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (2)

4(a)(1)	Agreement dated November 20, 2001 between Dundee Securities Corporation and the Registrant. (3)

4(a)(2)	Asset Purchase Agreement dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp.

4(a)(3)	Agreement dated June 5, 2003 by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant.

4(a)(4)	Agreement dated August 11, 2003 by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant.

4(c)(1)	The Scitex Israel Key Employee Share Incentive Plan 1991. (1)

4(c)(2)	The Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995). (1)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (4)

4(c)(4)	The Scitex 2001 Stock Option Plan (as amended, 2003). (5)

4(c)(5)	The Scitex 2003 Share Option Plan. (6)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal and the Registrant (as amended, 2004).

4(d)(2)	Share Exchange Agreement dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd. (7)

4(d)(3)	Services Agreement dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant.

8	List of Subsidiaries of the Registrant.

10(a)(2)	Year 2002 Annual Report to Shareholders of Creo Inc. for the fiscal year ended September 30, 2002, pages 28 through 42 (inclusive) of which are incorporated herein by reference. (8)

10(a)(3)	Comments by Independent Accountants of Creo Inc. for U.S. Readers on Canada – U.S. Reporting Differences, dated November 12, 2002. (9)

12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Kesselman & Kesselman, Independent Accountants of Registrant.

14(a)(2)	Consent of Ziv Haft, Independent Accountants of Jemtex InkJet Printing Ltd.

14(a)(3)	Consent of Independent Accountants of Objet Geometries Ltd.

14(a)(4)	Consent of KPMG LLP, Independent Accountants of Creo Inc.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.
(2)	Incorporated by reference to Exhibit 10.h of our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002.
(4)	Incorporated by reference to Appendix B to our Proxy Statement of our Report on Form 6-K filed April 1, 2004.
(5)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.
(6)	Incorporated by reference to Appendix B to our Proxy Statement of our Report on Form 6-K filed December 3, 2003.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed June 19, 2003.
(8)	Incorporated by reference to Exhibit 99.2 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003 (incorporated from Creo’s Form 6-K filed January 15, 2003).
(9)	Incorporated by reference to Exhibit 99.3 of Creo Inc.’s Annual Report on Form 40-F filed February 20, 2003.