Form 20-F
period 2004-12-31
SCITEX CORP LTD
filed 2005-06-30
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 20 - F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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
None
(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004:

38,066,363 Ordinary Shares, NIS 0.12 nominal (par) value per share

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

☐ Item 17   ☒ Item 18

INTRODUCTION

Unless indicated otherwise by the context, all references in this Annual Report to:

—	“we”, “us”, “our”, “Scitex”, or the “Company” are to Scitex Corporation Ltd. and its wholly owned and/or majority owned subsidiaries;

—	“dollars” or “$” are to United States dollars;

—	“NIS” or “Shekel” are to New Israel Shekels;

—	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

—	the “SEC” are to the United States Securities and Exchange Commission;

—	“Discount” and “CEI” are to Discount Investment Corporation Ltd. and Clal Electronics Industries Ltd., respectively, our principal shareholders;

—	“Clal” are to Clal Industries and Investments Ltd., the parent of CEI; and

—

“Scitex Vision” and “Scitex Vision International” are to Scitex Vision Ltd. (formerly known as Aprion Digital Ltd.), our majority owned subsidiary, and Scitex Vision International Ltd., Scitex Vision’s wholly owned subsidiary, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, certain information contained herein, includingy, without limitation, information appearing under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to:

—	risks in product and technology development;

—	market acceptance of new products and continuing product demand;

—	the impact of competitive products and pricing;

—	changes in domestic and foreign economic and market conditions;

—	timely development and release of new products by strategic suppliers;

—	the impact of our accounting policies;

—	risks relating to the integration of new businesses;

—	risks relating to pursuing strategic alternatives; and

—	those risks set forth under “Item 3D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report.

Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

USE OF TRADE NAMES

Unless indicated otherwise by the context, trade names, trademarks and/or service marks appearing throughout this Annual Report are trademarks of Scitex, its subsidiaries and/or its affiliates and may be registered in certain jurisdictions. Scitex and the Scitex logo are trademarks and service marks of Scitex. Scitex Vision, Idanit, Aprion, CORjet, TURBOjet, Superjet, Grandjet, Xljet, VEEjet and DreAM are trademarks of Scitex Vision Ltd. or its subsidiaries. Jemtex and Gema II are trademarks of Jemtex InkJet Printing Ltd.

P A R T  I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements not appearing in this Annual Report, which have been prepared in accordance with U.S. GAAP.

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

BALANCE SHEET DATA

	December 31,

	2004		2003		2002		2001		2000

	(U.S. dollars in thousands)

Working capital (continuing operations)	$142,634	*	$30,390	*	$(17,577	)*	$23,037		$(32,377)
Working capital (discontinued operations)	$(2,193)		$129,667		$113,881		$90,672		$91,579
Cash, cash equivalents and short term investments (continuing operations)	$160,585	*	$83,258	*	$41,917	*	$49,991		$18,943
Cash, cash equivalents and short term investments (discontinued operations)	–		$16,056		$15,717		$18,018		$29,136
Total assets	$274,153		$394,085		$373,456		$401,690	**	$685,928	**
Long term liabilities (continuing operations)	$15,520		$13,268		$7,100		$24,218		$39,342
Long term liabilities (discontinued operations)	–		$5,431		$6,359		$5,289		$7,504
Share capital	$6,205		$6,205		$6,205		$6,205		$6,205
Shareholders’ equity	$154,274		$224,698		$221,179		$260,162	**	$506,332	**

* Includes a restricted cash deposit in a bank, the balance of which was $20,203,000, $18,262,000 and $18,000,000 (as of December 31, 2002, 2003 and 2004, respectively), and is presented in the balance sheet as a restricted deposit.

** Adjusted retroactively to reflect a change in the method of accounting for an investment from the cost method to the equity method.

STATEMENT OF OPERATIONS DATA

	Year Ended December 31,

	2004	2003	2002	2001*	2000*

	(U.S. dollars in thousands, except per share amounts)

Revenues:
Products	$78,418	$60,653	$52,847	$59,573	$132,590
Services	7,581	5,638	5,098	4,174	28,793
Supplies	42,186	36,589	27,716	27,691	32,227

Total revenues	128,185	102,880	85,661	91,618	193,610

Cost of revenues:
Cost of products	44,132	36,062	28,336	29,100	72,063
Cost of services	12,176	12,824	12,009	12,415	23,144
Cost of supplies	14,759	14,326	10,492	9,299	13,281

Total cost of revenues	71,067	63,212	50,837	50,814	108,488

Gross profit	57,118	39,668	34,824	40,804	85,122

Expenses
Research and development costs – net	12,449	11,070	7,060	6,083	19,185
Sales and marketing	19,990	15,322	14,896	18,271	36,928
General and administrative	16,614	15,147	13,581	16,376	21,592
Amortization of intangible assets	6,137	5,871	2,944	8,460	6,807
Impairment of goodwill and other intangible assets	5,235	2,967	–	14,986	–
Restructuring charges	–	1,590	–	500	–
Gain from sale of operations	–	–	–	–	201,821

Operating income (loss)	(3,307)	(12,299)	(3,657)	(23,872)	202,431

Financial income (expenses) – net	(276)	(2,651)	(3,139)	(2,928)	1,717
Other income (loss) – net	470	787	(26,270)	(13,034)	(2,448)
Write-down of investment in an associated company	–	–	–	(149,704)	–

Income (loss) before taxes on income	(3,113)	(14,163)	(33,066)	(189,538)	201,700

Tax benefit (Taxes on income)	67	(2,402)	648	(2,957)	(32,723)
Share in losses of associated companies	(1,418)	(5,637)	(4,106)	(67,507)	(80,637)
Minority interests in results of a subsidiary	71	3,546	–	–	–

Net income (loss) from continuing operations	(4,393)	(18,656)	(36,524)	(260,002)	88,340

Net income from discontinued operations	51,646	20,043	4,494	6,982	5,820
Income loss from disposal of assets	–	–	–	–	1,097
Total income from discontinued operations	51,646	20,043	4,494	6,982	6,917
Cumulative effect of an accounting change at the beginning of the year	–	–	–	–	20,609

Net income (loss)	$47,253	$1,387	$(32,030)	$(253,020)	$74,648

Earnings (loss) per share – basic
Continuing operations	$(0.11)	$(0.43)	$(0.84)	$(6.04)	$2.07
Discontinued operations	$1.28	$0.46	$0.10	$0.16	$0.16
Cumulative effect of an accounting change	–	–	–	–	$(0.48)

	$1.17	$0.03	$(0.74)	$(5.88)	$1.75

Earnings (loss) per share – diluted
Continuing operations	$(0.11)	$(0.43)	$(0.84)	$(6.04)	$2.04
Discontinued operations	$1.28	$0.46	$0.10	$0.16	$0.16
Cumulative effect of an accounting change	–	–	–	–	$(0.48)

	$1.17	$0.03	$(0.74)	$(5.88)	$1.72

Weighted average number of shares outstanding (in thousands) –
– basic	40,336	43,018	43,018	43,018	42,847
– diluted	40,336	43,018	43,018	43,018	43,299

Dividends per share	$2.36	–	–	–	–

* Adjusted retroactively to reflect a change in the method of accounting for an investment from the cost method to the equity method.

B.	CAPITALIZATION AND INDEBTEDNESS.

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable.

D.	RISK FACTORS

The following important factors, together with others that appear with the forward-looking statements made by, or on behalf of, Scitex in this Annual Report, or in Scitex’s other SEC filings and public statements, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements.

Risks Related to Our Business and Our Industry

—	We have incurred substantial net losses in the past, and we may incur losses again in the future.

Although our net income (including from discontinued operations) for the years ended December 31, 2003 and December 31, 2004 was approximately $1.4 million and $47.3 million, respectively, we incurred net losses (including from discontinued operations) in the years ended December 31, 2001 and December 31, 2002 of approximately $253.0 million (including $215.9 million associated with our holdings in Creo Inc., or Creo) and $32.0 million (including $22.3 million associated with our holdings in Creo), respectively. In respect of continuing operations, we incurred net losses in the years ended December 31, 2002, 2003 and 2004 of approximately $36.5 million, $18.7 million and $4.4 million, respectively. We may continue to incur losses in the future, which could materially adversely affect our business and financial condition, as well as the value and market price of our shares. Even if we maintain profitability, we cannot assure you that future net income will offset our cumulative losses.

—	If the slow-down in expenditures by commercial printers resumes, our business and results of operations may be materially adversely affected.

Commercial printers are the customers of a large portion of our products and services. The general deterioration of the economy worldwide and the curtailment of advertising budgets have resulted in a slow-down of capital investment by commercial printers beginning late in 2001 through the end of 2002 (and to a lesser extent into 2003). During the slow-down period, many companies, including current and potential customers, postponed or decreased further capital investment and/or employed longer evaluation and purchase procedures, thereby lengthening the sales cycles and implementation periods of our products and services. Since 2003, we identified a moderate improvement in the general market for commercial printers equipment, including in the wide format printing systems segment, in which we operate. However, we are unable to predict the duration of said improvement or the extent of any impact that it may have on our results of operations. If this improvement reverses and the slow-down in expenditures by commercial printers resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

—	We may be deemed an “investment company” under the Investment Company Act of 1940.

We sold the business of Scitex Digital Printing Inc., or SDP, one of our two principal operating subsidiaries, to Kodak in January 2004 and have invested a portion of the cash proceeds from the sale in short and long term investments. As previously announced, we are also engaged in preliminary negotiations for the possible sale of our holdings in Scitex Vision. If and when we do consummate such sale, we may receive additional cash proceeds that we may wish to invest in various ways. We currently operate, and intend to continue operating, in a manner that would allow us not to be deemed an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. This may include investing the cash proceeds from the sale of SDP (and Scitex Vision, if applicable) in a manner that will cause us to have less than 40% of our total assets (exclusive of cash and government securities), determined on an unconsolidated basis, invested in “investment securities” (as that term is defined in the Investment Company Act). If more than 40% of our total assets were invested in “investment securities,” we may be deemed to be an “investment company” under the Investment Company Act, unless we qualify for an exemption. If we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to offer or promote our securities in the United States. As a result, we may elect to make investments (including of said cash proceeds) or dispose of certain investments on terms that may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act. A violation of that law could subject us to material adverse consequences.

—	Our future results could be adversely affected by a permanent impairment of the carrying amount of our equity and other investments, as well as other long-lived assets.

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with applicable financial accounting standards. We also annually review goodwill for impairment in accordance with applicable financial accounting standards. In addition, we review our equity and other investments in companies for potential impairment, depending on the classification of the investment, in accordance with applicable accounting principles and/or relevant guidance published from time to time. As such, we evaluate whether conditions may warrant revised estimates of the recoverability of the carrying amount of these assets and which, in certain situations, may result in the recognition of an impairment loss. Consequently, our future results could be adversely affected by changes in events and circumstances that would result in a permanent impairment of the carrying amount of our long-lived assets or investments. You should read the foregoing discussion with the description of our critical accounting policies in Item 5 below under the caption “Impairment of goodwill, intangible assets and other long-lived assets.”

—	We are undergoing, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.

We conduct business globally and a substantial part of our operations was conducted in various countries during the 1990s. Accordingly, not all of the tax returns of our operations during the 1990s are final and are subject to further audit and assessment by the applicable tax authorities. For example, in order to resolve a tax audit of our U.S. subsidiaries for the years 1992 through 1996, we paid to the U.S. Internal Revenue Service (IRS) an aggregate sum of approximately $21.5 million until 2002, and in 2004 we paid an aggregate sum of approximately $11.6 million to the IRS and other U.S. state tax authorities. We cannot assure you that we will not be subject to further tax audits or assessments for years for which our tax returns are not final. If we become subject to further tax audits or assessments, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected. For more information about these audits and other tax assessments, please see under “Item 5.B – Liquidity & Capital Resources – Tax Audits.”

—

If our majority owned subsidiary, Scitex Vision, fails to satisfy covenants set forth in its revolving credit line facilities and long-term loans, the banks may be able to call the loans and Scitex Vision may be required to raise additional funds on unfavorable terms.

As of June 20, 2005, Scitex Vision owed a gross amount of approximately $42.5 million to Israeli banks under its revolving credit line facilities and long-term loan agreements. These credit lines are secured by a floating charge on Scitex Vision’s assets and by approximately $13.0 million of restricted deposits. Under these credit lines, Scitex Vision is required to adhere to certain financial and other restrictive covenants such as equity level, profitability and financial ratios.

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

—	We are exposed to decreases in the value of our financial investments.

As of December 31, 2004, we held, on a consolidated basis, approximately $160.6 million in cash and cash equivalents. We hold part of our cash on hand in a variety of financial instruments, including different types of investment grade bonds.  If the obligor of any of the bonds we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor.  We may also be subject to loss to the extent that the market value of these bonds decline. This will harm our financial condition. For information on the types of our investments as of December 31, 2004, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk–Presentation of Exchange Rate and Interest Rate Risk.”

—

Because we have sold the business of SDP, our indirect wholly owned subsidiary, our business is less diversified, which reduced, and may in the future reduce, our earnings and might make us more susceptible to negative conditions in our remaining businesses.

In January 2004, we completed the sale of substantially all of the assets and business of SDP to Eastman Kodak Company, or Kodak. As a result of this sale of the business of SDP to Kodak, we no longer generate revenues from these operations and our net income is no longer affected by the results of SDP. In addition, as a result of this divestiture, our business is now less diversified and thus more dependent on our remaining businesses, mainly the business of Scitex Vision. Consequently, we are now more sensitive to conditions and trends in the remaining industries in which we operate, mainly in the wide and super-wide format segment of the industrial inkjet digital printing market. Our inability to overcome any negative conditions and trends in the industries in which we operate could have a negative impact on our financial condition.

—

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

—	The market for digital printers and printer supplies is very competitive. We may lose market share and our results may suffer if we cannot compete effectively.

The digital printing and printing supplies markets are very competitive and competition may increase in the future. Competition may come from existing vendors and new market entrants, including competitors that may have greater research and development, management, financial, technical, manufacturing, marketing, sales, distribution, name recognition and other resources than those currently available to us. For example, we are facing increased competition for the sale of inks for use with our printing systems, which caused us to reduce our prices for certain products. Also, in the past few years several Asian producers, mostly from China, have entered the super-wide format printing market with low cost products emulating Scitex Vision’s entry-level printing systems. Scitex Vision faces strong competition in this market, mainly in China. Scitex Vision is also facing strong competition in the field of flatbed industrial UV-curable ink-jet printers. Increased competition could have a material adverse effect on our business, financial condition and operating results through pricing pressure, loss of market share and other factors.

—	Some of our holdings are in companies with no proven business model or that may be unable to obtain future financing.

Some of the companies in which we invested, including Jemtex, our majority-owned subsidiary, are emerging companies with no substantial operating history or a proven business model and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs, which may prove to be difficult to obtain. If these companies are unable to obtain sufficient financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. In addition, even if such companies are able to finance their operations, there is no assurance that their products or technology will achieve market acceptance or that their business model will prove to be profitable. This could adversely affect our business.

—	It may be difficult for us to find replacement suppliers for key components of our products.

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

—	Our intellectual property rights are difficult to protect and if we are unable to adequately protect such rights, our business may be materially adversely affected.

Our intellectual property rights, particularly existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others, despite efforts to protect them. Furthermore, others may develop similar or superior technologies, duplicate or reverse-engineer our technology, or design around our patents, or those licensed to us. If we fail to protect our intellectual property rights, we would be less able to differentiate our products and revenues will likely decline. While we are not aware of any material infringement claims against us, third parties may assert infringement claims against us in the future and these claims may require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of these claims.

—	Our operating results may be subject to quarterly fluctuations.

Our operating results may be subject to quarterly fluctuations as a result of a number of factors. In particular, we do not typically have a significant backlog of orders at the beginning of each quarter and, as a result, may experience fluctuations in operating results based upon the timing of the receipt of orders and the shipment of products. We generally receive orders, ship and record a significant portion of our revenue within the same quarter. Thus, we may not learn of shortfalls or quarterly fluctuations in sales until late in, or shortly after the end of, the reporting periods. Other factors which have contributed, and may in the future contribute, to fluctuations in our quarterly results of operations include:

—	general economic conditions;
—	the capital spending patterns of our customers;
—	market acceptance of new products;
—	the high level of competition that we encounter;
—	the size and timing of orders, including order deferrals, and subsequent shipments.;
—	software and hardware development problems;
—	one-time charges;
—	mergers or acquisitions;
—	credit risks associated with certain customers or certain geographical areas.;
—	the timing of our new product introductions or enhancements or that of our competitors or providers of complementary products; and
—	disruptions in, or changes in the quality of, our sources of supply.

Accordingly, the results of past periods should not be relied upon as an indication of our future performance. Our operating results have from time to time been, and may in some future periods be, below expectations of public market analysts or investors. This has resulted, and if this occurs in the future would likely result, in a decline in our share price.

—	Our products may contain undetected defects that could harm our reputation, result in the loss of customers and revenues, and expose us to product liability claims.

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

—	We may be subject to environmental related liabilities due to our use of hazardous materials and solvents.

We mix ink used in some of our printers with solvents and other hazardous materials. Those materials are subject to various governmental regulations relating to their transfer, handling, packaging, use and disposal. We store the ink at warehouses worldwide, including Europe, the United States, Mexico, Asia Pacific and South Africa, and shipping companies ship it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. While we customarily obtain insurance coverage typical for this kind of risk, if we fail to comply with these laws or an accident involving our ink waste or solvents occurs, then our business and financial results could be harmed.

—	We may be subject to the risk of loss due to fire because the materials we use in the manufacturing process of our inks are flammable.

Scitex Vision uses flammable materials in the manufacturing processes of its inks and may therefore be subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. Moreover, Scitex Vision has one main facility that manufactures these inks, which increases our exposure to such risk in case this facility is destroyed or materially damaged as a result of fire or otherwise. Scitex Vision maintains insurance policies to reduce losses caused by fire, including business interruption insurance. If this facility is damaged or otherwise ceases operations as a result of a fire, it would reduce manufacturing capacity and, consequently, may reduce revenues and adversely affect our business.

—	Our business is subject to risks from international operations.

We conduct business globally. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; regulatory, political, or economic requirements; business and government spending patterns; political and economic instability; and natural disasters. For example, Scitex Vision has recently entered into a strategic partnership agreement whereby it outsourced the manufacturing and assembly of certain products to a printing machinery manufacturer in China. If, among other things, regulatory, political, or economic requirements in China adversely affect such partnership, or if the quality of the products manufactured by that third party is not satisfactory, our business may be adversely affected. While we exert efforts to mitigate the risks associated with our international operations, such as by operating through local companies in foreign markets and certain hedging activities in respect of our currency exchange risks, our business will be materially adversely affected if we fail to overcome the challenges we encounter in such operations.

—	We are exposed to potential liabilities in connection with the sale of the business of SDP to Kodak.

We have agreed to indemnify Kodak for certain breaches of our asset purchase agreement, including in the case of breaches of our representations and warranties, up to a cap of approximately $50 million. A claim against us could result in substantial cost, which would have a negative impact on our financial condition. In addition, we have generated a significant amount of gain from the SDP transaction. Based on our assessment, we believe that we are in compliance with all taxes due in relation with this transaction. The various tax authorities may not agree with our view. Any such disagreement or a subsequent tax dispute could result in tax liabilities in amounts which we currently cannot estimate. For more information, see under “Item 10C. Material Contracts – Sale of SDP” below.

—	Our results of operations may be harmed by currency fluctuations.

Because we generate revenues and expenses in various currencies, including in U.S. dollars, Euros and certain other European currencies, the South African Rand and New Israeli Shekels, our financial results are subject to the effects of fluctuations of currency exchange rates. For example, we incur a significant portion of our expenses in New Israeli Shekels, or NIS. As a result, we are exposed to risk to the extent that the dollar cost of our operations in Israel, as affected by the rate of inflation in Israel, exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind the increase in the dollar cost of our operations in Israel. If the dollar cost of our operations in Israel increases, then our dollar-measured results of operations will be adversely affected. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against other currencies. However, we cannot predict whether and when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business.

—	The loss of the services of our key personnel could seriously harm our business.

Our future success depends to a large degree on the continued services of our senior management and key personnel. In particular, we are dependent on the services of a small number of key executives. The loss of their services, particularly to a competitor, could disrupt our operations and harm our business.

—	Our group companies may not be able to enforce covenants not to compete.

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

Risks Related to Operations in Israel

—	Political, economic and military instability in Israel or the Middle East may adversely affect our results of operations.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of hostilities between Israel and the Palestinians. These restrictive policies have harmed and may continue to harm the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

In addition, due to significant economic measures implemented by the Israeli Government and other measures currently pending, there have been strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products that we manufacture in Israel to our customers overseas. Following the passage by the Israeli Parliament of laws to implement such economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, which may have a material adverse effect on the Israeli economy and, especially to the extent such strikes or work-stoppages affect Israeli ports, on us.

—	Our results of operations may be negatively affected by the obligation of personnel to perform military service.

Some of our and our group companies’ executive officers and employees in Israel are obligated to perform military reserve duty annually. They may also be further subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers, key employees or a significant number of other employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

—

The tax benefits that some of our group companies currently receive or may utilize in the future are subject to several conditions and may be terminated or reduced in the future, which could increase our or their taxes.

Some of our Israeli group companies currently receive or may in the future receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” To maintain eligibility for these tax benefits, a participant must continue to meet conditions stipulated in applicable law and in the specific approvals, including making specified investments in fixed assets. If our applicable Israeli group companies fail to comply with these conditions, in whole or in part, in the future, these companies may be required to pay additional taxes for the period in which they benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, some of our Israeli group companies may submit requests for expansion of their Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved. The termination or reduction of these tax benefits could harm our financial condition and results of operations.

—	We may be required to pay stamp duty on agreements executed on or after June 1, 2003. This would increase our taxes.

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including us, and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities is currently under review by the Israeli High Court of Justice. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, it could materially adversely affect our results of operations. In January 2005, an order was signed under which the above-described requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to this order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

—

Because some of our group companies receive grants from the Israeli Office of the Chief Scientist, they are subject to ongoing restrictions, and such companies’ grant programs may be terminated or reduced in the future, which would increase our costs.

Some of our group companies receive royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. To maintain eligibility for these grants, the grantee must continue to meet several conditions under the grant programs, including paying royalties with respect to the grants received. If our group companies fail to comply with any of the conditions imposed by the Chief Scientist, they may be required to refund any payments previously received, together with interest and penalties. In addition, the terms of the Chief Scientist grants limit the ability of the grantee to manufacture products or transfer technologies, outside of Israel, if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants.

As of December 31, 2004, our contingent liability to the Office of the Chief Scientist with respect to grants received was approximately $7.0 million. These programs may not continue in the future at their current levels or at any level. From time to time, we and some of our group companies may submit requests for new grants from the Office of the Chief Scientist. These requests might not be approved, particularly in light of the reduction in government spending in Israel. The termination or reduction of these grants could harm our financial condition and results of operations.

—	Israeli banking laws may impose restrictions on the total debt that we may borrow from Israeli banks.

Pursuant to a directive published by the Israeli Supervisor of Banks, which became effective on March 31, 2004, we may be deemed part of a group of affiliated borrowers comprised of IDB Holding Corporation Ltd., the ultimate parent of Discount and Clal, our principal shareholders, and other companies which may be included in such group of borrowers pursuant to the directive. The directive generally provides that an entity will be subject to limitations on the amount of financing available to it from an Israeli bank if such entity is included within a group of borrowers to which the amount of debt financing that has been extended from such Israeli bank exceeds certain limits as specified in the directive. As we are part of the IDB affiliated group of companies which includes many companies that require, or may in the future require, extensive credit facilities from Israeli banks for the operation of their businesses, we cannot assure you that our banks will not exceed these limits (if applicable to us) in the future. Should our banks exceed these limits, they may limit our ability to draw funds and may require us to return some or all of our outstanding borrowings (which were $42 million as of December 31, 2004), each of which may have a material adverse effect on our business, financial condition and results of operations. For additional information, see in Item 4B below under the caption “Government Regulations.”

—	A litigant may have difficulty enforcing U.S. judgments against us, our officers and directors, our Israeli subsidiaries and affiliates or asserting U.S. securities law claims in Israel.

Service of process upon us, our Israeli subsidiaries and affiliates, and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;
—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;
—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and
—	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

—	Provisions of Israeli law may delay, prevent or make more difficult an acquisition of Scitex, which could depress our share price.

The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which could depress our share price.

Risks Related to the Market for Our Ordinary Shares

—	In the event we sell Scitex Vision, there may be uncertainty as to our future business model and we may not be successful in identifying and evaluating suitable business opportunities.

In January 2004, we sold the business of SDP to Kodak and have invested a portion of the cash proceeds from the sale in short and long term investments. In March 2005, we announced that we are engaged in preliminary negotiations for the possible sale of our holdings in Scitex Vision, our remaining principal operating subsidiary. The negotiations are continuing, and while there is no assurance if, when or on what terms such a transaction will take place, if we do consummate such a transaction, we will need to reevaluate our business model and industry focus and/or our investment policy. There can be no assurance as to when and what business model we will determine to follow and if so, that we will be successful in identifying and evaluating alternative suitable business opportunities, whether in the digital printing and related industries, or other industries. In addition, this possible uncertainty of our future business model, or if a perception in the market exists that there is such uncertainty, may harm our business or cause our share price to decline.

—	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

As more fully described in Item 10 – “Additional Information – Taxation” under the caption “Tax Consequences if we are a Passive Foreign Investment Company,” we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if for any taxable year our passive income or our assets that produce passive income exceed specified levels. Because we have elected to waive a certain benefit under the U.S.-Israel Income Tax Treaty, we do not believe we were a PFIC in 2004. However, should we successfully complete negotiations and sell our holdings in Scitex Vision, it is probable that we will become a PFIC in 2005 or in subsequent years. Furthermore, even if we do not sell our interest in Scitex Vision, there can be no assurance that we will not nevertheless become a PFIC in 2005 or in subsequent years. If we are characterized as a PFIC, U.S. holders (as defined in Item 10) may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. U.S. holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

—	Volatility of our share price could adversely affect us and our shareholders.

The market price for our ordinary shares has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to numerous factors, such as:

—	market conditions or trends in our industry;

—	political, economic and other developments in the State of Israel and world-wide;

—	actual or anticipated variations in our quarterly operating results;

—	material corporate transactions; and

—	entry into strategic partnerships or joint ventures by us or our competitors.

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile in the past four years. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to sell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility and we may not be able to raise capital through an offering of securities.

—	Two shareholders may be able to control us.

Clal, through CEI, its wholly owned subsidiary, and Discount (directly and through DIC Loans Ltd., its wholly owned subsidiary) own an aggregate of approximately 49% of our outstanding ordinary shares. In addition, they are parties to a voting agreement entered into in 1980. Accordingly, Clal and Discount may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to:

—	elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors);

—	control our management; and

—	approve or reject any merger, consolidation or sale of substantially all of our assets.

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

—	Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on Nasdaq National Market, or Nasdaq, and the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

CORPORATE HISTORY & DETAILS

Our legal and commercial name is Scitex Corporation Ltd. and our legal form is a company limited by shares. We were incorporated under the laws of the State of Israel on November 2, 1971, succeeding a predecessor corporation, Scientific Technology Ltd. that was founded on September 5, 1968. Our corporate headquarters and principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv, 67023, Israel. Our telephone number in Israel is (972) 3 – 6075855. Our website address is www.scitex.com. Information contained on our website does not constitute a part of this Annual Report.

We initially focused on imaging competencies in systems for the textile design market. In 1979, we launched the world’s first computerized color prepress system. In the 1990s we identified the evolving digital printing market and focused on commercializing innovative solutions for the graphic publishing industry in its transition from analog to digital printing, and made several key acquisitions of digital printing operations. In April 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo. We, through our subsidiaries, now design, develop, manufacture, market and support primarily industrial inkjet digital printing solutions.

MAJOR BUSINESS DEVELOPMENTS

We are currently focusing, through Scitex Vision, on the wide format segment of the industrial inkjet digital printing market. In January 2004, we ended our involvement in the high-speed digital printing business through the sale of the business of SDP to Kodak (see Item 10C below). In connection with that transaction, we approved a plan to distribute approximately $118 million to our shareholders through a repurchase of shares from our shareholders and a cash distribution:

—

In May 2004, we commenced a self tender offer to purchase up to 5,643,739 of our shares for $5.67 per share (up to $32 million in the aggregate) in cash. In June 2004, we completed the tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28 million.

—	In July 2004, we distributed $2.36 per ordinary share, or approximately $90 million in the aggregate, to our shareholders of record as of June 30, 2004.

As we previously announced, we have been pursuing various strategic alternatives, including a sale and an IPO, of our holdings in Scitex Vision. In March 2005, we announced that we are engaged in preliminary negotiations for the possible sale of our holdings in Scitex Vision, of which we hold approximately 77.1% of the outstanding share capital (70.6% on a fully diluted basis), for an enterprise value of Scitex Vision in the range of $230–250 million. The proposed transaction is subject to a due diligence process and the negotiation and execution of definitive agreements. There is no assurance whatsoever that any transaction will result with respect to Scitex Vision or as to the terms, deal structure and the purchase price for Scitex Vision if a sale occurs.

Since January 1, 2002, except for the self tender offer and the cash distribution described above, most of our principal capital expenditures and divestitures have been for the acquisition or sale of interests in other companies, as follows:

—

We invested an aggregate of approximately $ 2.8 million in Objet Geometries Ltd. since January 1, 2002, including $0.5 million and $ 0.3 million that were invested in December 2003 and November 2004, respectively, in connection with Objet’s rights offerings, and thereafter held an approximate 22.9% interest of Objet. In May 2005, we agreed to sell all of our holdings in Objet to several shareholders of Objet for $3.0 million in cash, payable in two installments. Additional contingent consideration will be paid to Scitex if Objet undergoes specified “exit events” prior to the end of 2007. The closing of the sale occurred in late June 2005. The book value of our investment in Objet was recorded at close to nil on our balance sheet as of March 31, 2005, and such investment is accounted for under the equity method;

—

Since January 1, 2002, we invested an aggregate of approximately $8.0 million in Jemtex InkJet Printing Ltd., partly in Jemtex’s share capital and partly in consideration for convertible debentures of Jemtex. We now hold an approximate 74.3% interest (83.5% assuming conversions of the debentures) in Jemtex;

—

In the fourth quarter of 2002, we signed an agreement to combine the operations of Scitex Vision and Scitex Vision International, our then wholly owned subsidiary, and in January 2003 we completed this transaction, as a result of which Scitex Vision became a majority owned subsidiary of ours and the parent of Scitex Vision International. In July 2003 and May 2004, Scitex Vision concluded rights offerings in which we invested approximately $5.0 million and $4.2 million, respectively, in accordance with our pro rata share of such offering. See in Item 7B below under the captions “Combination of Scitex Vision and Scitex Vision International” and “Rights Offerings by Scitex Vision,” respectively. As previously reported, we were involved in several disputes with C.D.I. Technologies (1999) Ltd. (CDI) a minority shareholder of Scitex Vision, including claims against us, Scitex Vision and several other parties. In May 2005, we and our two largest shareholders, Clal and Discount, purchased all of CDI’s interest in Scitex Vision, constituting 1.89% of Scitex Vision’s issued share capital (1.35% on a fully diluted basis), for $1.6 million, plus additional contingent consideration to be paid if Scitex Vision undergoes an “exit event” within the next two years at a higher valuation than implied in the agreement. In the framework of the purchase agreement, CDI agreed to dismiss all of the claims asserted by it against us and the other parties.

—

In April 2002, Scitex Vision International acquired advanced digital printing technologies from Siantec SARL, or Siantec, by way of an asset purchase agreement for $2 million and additional contingent payments of up to a maximum of $10 million. Furthermore, we issued guarantees in favor of Siantec to secure Scitex Vision International’s obligations and payments under the agreement, and in favor of Bank Hapoalim, in the amount of $2 million, to secure a loan provided by the bank for the initial payment by Scitex Vision International. The $2 million loan was fully repaid to the bank by Scitex Vision. In February 2004, Siantec agreed to pay Scitex Vision International $1 million out of the escrow account established in the framework of the transaction and to waive its rights to the said contingent payments of up to $10 million in settlement of alleged breaches of representations and warranties made by Siantec in the asset purchase agreement;

—

In April 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo, in return for 13.25 million Creo shares, and became the largest shareholder in Creo, initially with approximately 28.7% of the outstanding Creo shares. As part of the transaction, we issued to Creo an unsecured, non-interest bearing note in the principal amount of $18.8 million, which was fully repaid in April 2003. In November 2001, we sold 7.0 million shares of Creo for gross proceeds of approximately $78 million as part of a private placement to Canadian institutional investors. In June and August 2003, we sold 3.0 million shares of Creo for gross proceeds of approximately $24 million and 3.25 million shares of Creo for gross proceeds of approximately $31 million, respectively, as part of arranged sales to various financial institutions in Canada. We no longer hold any Creo shares;

—

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

—

In January 2004, we completed a transaction to sell the business of SDP, our indirect wholly owned subsidiary, to Kodak. This transaction is described under “Item 10C. Material Contracts – Sale of SDP” below; and

—

In late April 2005, IDX Systems Corporation, or IDX, entered into a purchase agreement with RealTimeImage Ltd. (formerly RTimage Ltd.) (RTI), our 14.9% minority-owned affiliate, whereby it will acquire the assets of RTI for an estimated purchase price of $15.5 million. The closing of the acquisition, currently expected in summer of 2005, is subject to certain customary terms and conditions. Also, the distribution of funds to the shareholders of RTI is subject to certain time and other limitations and processes, including pursuant to the purchase agreement. The book value of our investment in RTI was recorded at $1.2 million on our balance sheet as of March 31, 2005, and such investment is accounted for under the cost method.

B.	BUSINESS OVERVIEW

OVERVIEW

We are leaders, through Scitex Vision, in the wide and super-wide format segment of the industrial inkjet digital printing market. Our current operations, carried out by our operating subsidiaries, Scitex Vision and Jemtex, consist of the design, development, manufacture, marketing and support of products for the industrial inkjet digital printing market.

Until the second half of 2003, we also operated in the digital preprint business through our equity interest in Creo, and, through the end of 2003, we operated in the high-speed segment of the industrial inkjet digital printing market through SDP.

During 2004, we also operated in the rapid prototyping market (through our equity interest in Objet) and in the Internet-based imaging market (through our equity interest in RTI). However, as described above, (1) in April 2005, RTI agreed to sell its business to IDX, and (2) in May 2005, we agreed to sell all of our holdings in Objet. The closing of these transactions is subject to certain conditions.

SCITEX VISION – WIDE FORMAT & SUPER-WIDE FORMAT PRINTERS

General

Scitex Vision Ltd. (formerly, Aprion Digital Ltd.), or Scitex Vision, is our majority owned subsidiary (approximately 77.1% interest), based in Netanya, Israel. It is a leading developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and indoor and outdoor advertising posters. It is also engaged in the design, development, manufacturing and marketing of advanced digital printing presses and specialized water-based inks for the packaging and textile markets based on its patented drop-on-demand inkjet technology. As of December 31, 2004, Scitex Vision employed approximately 500 employees (including employees of its sales, marketing and support subsidiaries and part-time and temporary employees).

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

1999:

Idanit’s name was changed to Scitex Wide Format Printing Ltd. on February 24, 1999. In September 1999, Scitex formed Scitex Vision (under the name of Aprion Digital) out of its Advanced Printing Products division, together with several other investors, including Clal and Discount.

2000:	The name of Scitex Wide Format Printing Ltd. was changed to Scitex Vision Ltd. (currently, Scitex Vision International Ltd.) on August 21, 2000.

2001:	Scitex Vision Ltd. (currently, Scitex Vision International Ltd.) acquired the ink manufacturing business of Techno Ink Manufacturing (PTY) Ltd., a company based in Capetown, South Africa.

2003:

In January 2003, the operations of Scitex Vision International (formerly, Scitex Vision Ltd.) were combined with those of Scitex Vision (formerly, Aprion Digital Ltd.), as a result of which Scitex Vision International became a wholly owned subsidiary of Scitex Vision.

2004:	The name of Aprion Digital Ltd. was changed to its present name, Scitex Vision Ltd., on February 16, 2004.
Product Overview

Scitex Vision printers are dedicated to a wide array of applications including billboards, fleet marking, banners, street advertising, point-of-purchase displays and floor and window graphics, and applications for the packaging display market and, through strategic partners, for the textile market. Its printing systems are aimed at providing high-quality and cost-effective solutions to digital printing houses worldwide. Scitex Vision operates principally in the following fields: wide format systems, super-wide format systems, and flatbed printing systems for graphic arts, graphic display and textile printing applications.

Wide Format Printing Systems.

Scitex Vision’s wide format systems utilize piezoelectric drop-on-demand inkjet technology and the company’s proprietary multi-array technology. These wide format systems are especially designed for short and medium print run applications and a broad range of applications, such as point-of-purchase displays, outdoor billboards, fleet marking, street advertising and bus shelters. Scitex Vision wide format systems have become an industry standard among paper billboard printers and fleet graphics printers in Europe and the United States. Representative products in this category are:

—

TURBOjet. With printing speed of up to 400 square meters per hour and a high printing resolution (of up to 440 dpi (dots-per-inch)), the TURBOjet is designed to provide a high-quality, high-speed and low-cost industrial digital printing solution for the screen printing and offset industry.

—

Superjet. The Superjet is an industrial roll-to-roll printing system that prints with environmentally friendly water-based inks, at a high printing resolution (600 dpi). It is designed to provide high image and text quality at high printing speeds for unique applications, such as point-of-purchase displays and banners.

Super-Wide Format Printing Systems.

Scitex Vision’s super-wide format systems are especially designed for short print run applications on formats of between two to five meters wide for a broad range of applications, including billboards, point-of-purchase, truck-side curtains, vehicle wraps, textile and carpet printing, floor and window graphics, wall coverings, exhibition graphics and banners, and theater and television backdrops. Representative products in this category include the Scitex Vision Grandjet, and the Scitex Vision XLjet line of systems that print mainly on formats of up to three and five meters wide, the only limitation on length of the print being the size of the roll. If wider print widths are required, systems create a print layout in sections that, when seamed and placed together, create a continuous and seamless-looking image in super-wide formats such as mega posters. These systems differ mainly in their image quality, number of colors, throughput capability and price. Like Scitex Vision’s wide format digital printing systems, the Scitex Vision Grandjet and Scitex Vision XLjet systems utilize piezoelectric drop-on-demand inkjet technology. However, unlike the TURBOjet and other previous wide format systems, which are drum-based (except for the Superjet), they are based on a roll-to-roll technology, using a print process in which the substrate is placed on two long cylindrical shafts at the base of the printer. During 2003 and 2004, Scitex Vision introduced several new additions and improvements to its product offering in the super wide format range covering all ranges of systems from the entry level Grandjet Classic to the high-end Xljet 5+.

Flatbed Printing Systems.

Following the acquisition of flatbed and UV curable ink technologies in April 2002 from Siantec SARL, Scitex Vision has developed, and in 2003 launched, the Scitex Vision VEEjet, an advanced versatile flatbed wide format digital system designed to print on a wide range of rigid and flexible substrates for the graphic arts market using environmentally friendly UV curable inks. The UV Flatbed system market has developed rapidly over the last two years and, following a slow start in 2003, the sales of the Scitex Vision VEEjet have been developing more rapidly since mid 2004. The main applications driven by the Flatbed systems are point of purchase displays and interior design elements. The UV systems are characterized by their ability to print on various substrates including glass, ceramics and metals. Some applications in the high-end productivity market of this field are handled by the Scitex Vision CORJet described below.

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

—

CORJet. The CORJet is designed to provide a flexible, high-quality and high-printing speed product for short and medium run prints on corrugated displays and packaging applications. It is a fully automated system that prints with environment-friendly industrial digital inkjet press for cost-effective short runs.

—

DreAM. The DreAM is an industrial digital printer for textile applications for short and medium fabric print runs for specialized clothing, home furnishings, automotive and other technical textiles, flags and banners, and emerging applications. It prints with printing speed of up to 150 square meters per hour and at a high printing resolution (600 dpi) directly on woven, knitted and non-woven fabrics. The DreAM was introduced in December 2002 by Reggiani Macchine S.p.A. of Italy, and combines Reggiani’s proprietary substrate-conveying system with Scitex Vision’s inkjet heads and uses novel printing inks, developed especially by Ciba Specialty Chemicals of Switzerland. Pursuant to Scitex Vision’s agreement with Reggiani and Ciba, Reggiani is responsible for the integration, marketing and service of the DreAM while the inks are developed and marketed by Ciba.

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

In February 2005, Scitex Vision entered into a strategic partnership agreement with Beiren Group Corporation (Beiren), a leading printing machinery manufacturer in China. The agreement initially covers the manufacturing and assembly at Beiren of Scitex Vision’s entry-level super-wide format digital printing system, the Scitex Vision Grandjet Classic. The partnership also paves the way for potential joint product development and other manufacturing activities.

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

Scitex Vision also operates through original equipment manufacturers (OEMs) and cooperation agreements in respect of its industrial inkjet press systems for the textile market, whereby a family of print modules incorporating its unique printhead technology for these systems is used by its business partners in a variety of configurations and applications.

Sales & Marketing

Scitex Vision has a large customer base with over 1,600 systems installed globally to date. It sells its products through its direct sales force, indirect distribution channels and third party joint sales arrangements:

—

Direct sales. Scitex Vision formed regional subsidiaries that operate as distribution units principally in North America and Europe, the Asia Pacific region and Central America, the Middle-East and Africa. These subsidiaries carry out direct sales and marketing as well as service and logistics for its products in their respective regions.

—

Distribution channels. Scitex Vision relies on third party distributors and dealers to conduct sales and marketing in Latin America and in certain countries in Europe, Asia Pacific, Africa and the Middle East.

—	Joint sales arrangements. Scitex Vision sells and distributes products also in conjunction with Regianni Macchine of Italy, through an OEM arrangement.

Equipment sales are typically made on terms requiring an advance payment, with the balance of the purchase price payable in stages, generally on delivery and on or shortly after installation.

Customer Support

Scitex Vision believes that a high level of customer service, technical support and training is important in achieving customer satisfaction and market acceptance of its products. It has a dedicated customer service and support team, consisting of over 100 engineers, technical and application specialists, and logistics and management personnel. These personnel are located in the United States, Europe and Asia as well as at the company’s headquarters in Israel. The customer support team is responsible for providing installation services, post-sales support, and warranty services. Scitex Vision maintains a training facility at its headquarters in Israel for its customer support team and customers. In addition, its sales demonstration facilities in Brussels, Belgium and Atlanta, U.S.A., are also used for training purposes.

Scitex Vision offers an equipment warranty to its customers and distributors that, in most cases, cover defects in the systems for a period of six to 12 months following installation. At the end of the warranty period, the customer may enter into a service agreement with Scitex Vision, which includes equipment and software maintenance. If a customer does not enter into a service agreement, service is provided and charged on a per-call basis.

In 2004, Scitex Vision generated approximately $49.8 million of revenue from the supply of consumables (mainly ink) and service operations, representing approximately 39% of its total revenues compared to approximately $42 million, or 41% of its total revenues, in 2003.

Competition

The primary competitive factors affecting sales of Scitex Vision’s products are price, productivity, product features, application versatility, reliability, support, print quality, durability and cost of inks and substrates. Other competitive factors include the reputation of the manufacturer and access to product financing.

We believe that the Scitex TURBOjet wide format system, the Scitex Grandjet and Scitex XLjet super-wide format systems, as well as the VEEjet flatbed system and CORjet packaging and graphic display system, are generally competitive on price and features and have certain advantages and disadvantages as compared to competitors’ products. While certain of the Scitex Vision’s systems may be slightly more expensive than the printing systems offered by Scitex Vision’s competitors, we believe they are competitive based on other factors, such as superior performance regarding quality of prints and speed of output and certain other competitive criteria and unique solutions.

Scitex Vision’s principal competition is as follows:

—

Super-wide format. Scitex Vision has three main competitors in the super-wide format market: Vutek, Inc. of the United States (recently acquired by Electronics For Imaging, Inc. (EFI)), Gandi Innovation of Canada and NUR Macroprinters Ltd. of Israel. In the last couple of years, several additional producers, mostly from China, have entered the super-wide format printing market with low cost products emulating Scitex Vision’s entry-level printing systems. Scitex Vision faces strong competition in this market, mainly in the Asia Pacific region.

—

Wide format. Scitex Vision also competes in the wide format market with traditional, analog printing methods, particularly screen and offset printing, which continue to be the main methods used in wide format printing. The main competitors in this market are screen printing manufacturers, such as Thieme GMBH & Co. KG of Germany and M&R Sales and Service, Inc. of the U.S.

—

Flatbed. Scitex Vision has several competitors in the digital flatbed market, including Vutek with its PressVu flatbed versions; Nur Macroprinters with its Tempo line of products; Inca Digital Printers of the U.K. (recently acquired by Dainippon Screen Mfg. Co. Ltd.) with its Spyder, Eagle and Columbia printers; and Durst Phototechnik AG of Italy with its Rho 160 and Rho 205 printers.

—	Industrial Inkjet Presses. Our main competitor in this market, mainly in the packaging and display segments, is Inca with its Columbia line of printers.

—	The textile digital printing market. This market is in the early stages of development and we are currently not aware of any significant competitors or competitive patterns.

—

Consumables. Certain ink manufacturers, including Sericol Limited of the U.K. (which was recently acquired by Fuji Photo Film Co. Ltd.), and Triangle Digital LLC of the U.S., are developing or have developed inks that are compatible with Scitex Vision’s systems. Scitex Vision is facing increased competition for the sale of inks for use with these systems, which could materially adversely affect future revenues from the sale of inks. Scitex Vision’s approach to this market is to compete based on its VisionInk concept, which allow customization of the inks which it supplies for use on its printing systems and the provision of a single source for most of a printer’s digital printing requirements, including after-sales service and consulting, inks and media. The Chinese market, to which Scitex Vision sells ink in insignificant amounts, is now dominated by local ink manufacturers.

JEMTEX INK JET PRINTING LTD. – CONTINUOUS INKJET INDUSTRIAL DIGITAL PRINTING

General

Jemtex, located in Lod, Israel, was established in 1995. It employed, as of December 31, 2004, approximately 30 people. We currently hold an approximate 74.3% interest in Jemtex. Jemtex is a developer and manufacturer of inkjet based digital systems, printheads and engines for the industrial printing markets, primarily for the ceramic tiles market. The printing application for ceramic tiles market is a newly developed market and its development is slower than we expected.

Product Overview

Jemtex’s Continuous Ink Jet technology is designed to allow for customization, higher flexibility in design, file changes during print runs, smaller production runs, and faster turnaround time from print order to delivery of printed material. Jemtex has developed solutions for nozzle design, drop assignment and image processing algorithms for multi-nozzle alignment, calibration and on-line video process control. The design of its printheads and modular implementation are aimed to assure fast assembly and up time, as well as smooth operation with higher viscosity inks and colorant concentrations. Jemtex’s current strategy is operating through strategic alliances.

Jemtex has introduced a new digital printing decoration system for ceramics named Gema II in 2004. The Gema II is designed to operate at productivity levels comparable to conventional printing while providing the advantages of digital printing. Due to the expected savings in color stocks, printing drums and set-up times associated with analog printing, this system is expected to be cost effective compared to current competing solutions. However, this system is still in its initial stages and may require additional enhancements or improvements.

Manufacturing & Sales

Jemtex outsources the manufacturing of part of the components for its systems to its own specifications and also purchases off-the shelf components for its systems from third party vendors. Other components are built in Jemtex’s premises and final manufacturing, full system integration and quality assurance testing of Jemtex’s systems are conducted at its facilities in Lod, Israel.

Jemtex started the delivery of first two Gema II systems and their installment at a customer site in Spain in late 2004 in the framework of a distribution agreement with a third party.

Competition

We believe that the Gema II system is competitively positioned vis-à-vis the KERAjet digital system (produced by Ferro Corporation), in terms of robustness, productivity and decoration capabilities.

OTHER GROUP COMPANIES

Below is a brief description of our principal group companies.

Objet Geometries Ltd.

Objet, located in Rehovot, Israel, was founded in 1998. It employed, as of December 31, 2004, nearly 70 people. We held an approximate 22.9% interest in Objet. As discussed above, in late June 2005, we sold all of our holdings in Objet to several other shareholders.

Objet is a developer and manufacturer of three-dimensional (3D) inkjet printing systems and it operates in the rapid prototyping market. Objet’s systems enable designers and mechanical engineers to create 3D models directly from CAD (computer aided design) files. Objet developed the Objet Studio software that interfaces between the CAD files and the Objet 3-D printers. The Objet’s printers use photopolymer-jet technology to produce the model out of digital files created in the mechanical design process in a wide variety of industries that need to physically verify, model or prototype their designs early in the product development process.

Following the commercial delivery of the Objet Quadra Tempo in 2002, Objet began commercial shipments of the Eden 330 and the Eden 260 Rapid Prototyping systems using Objet’s newly developed Single Head Replacement (SHR) technology. Objet has a large customer base with over 300 systems installed globally to date.

RealTimeImage Ltd.

RTI was formed in 1996. It is headquartered in San Bruno, California, with research and development operations in Or-Yehuda, Israel, and employed, as of December 31, 2004, about 42 employees. We currently hold an approximate 14.9% interest in RTI. As discussed above, in April 2005, RTI agreed to sell its healthcare business to IDX.

RTI is a leading innovator and developer of Internet-based imaging products and services for healthcare professionals and, until May 2004, for the graphic arts market. It provides high quality, real time, Internet imaging platforms, allowing users to transform image-based workflows into online workflows. RTI currently offers one principal line of products:

—

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

XMPie Inc.

XMPie, which was formed in 2000, develops and markets software solutions for dynamic publishing in print and electronic media. The XMPie software platform is designed to allow organizations and marketing service providers, such as digital commercial printers and direct marketing agencies, to efficiently create – plan, design and produce – highly customized and personalized documents, which are becoming essential for direct marketing communication and any other highly targeted messaging discipline. XMPie is headquartered in New York, New York and, as of December 31, 2004, employed approximately 35 people. We currently hold an approximate 3.5% interest in XMPie.

CUSTOMERS & SALES

The following table sets forth the amounts and relative percentages of our revenues from continuing operations by geographical markets, for the years indicated:

	Year Ended December 31,*

	2004		2003		2002

	(US dollars in thousands)

America	$46,070	35.9%	$34,828	33.9%	$26,539	31.0%
Europe	52,344	40.8%	36,893	35.8%	37,504	43.8%
Far East	19,943	15.6%	12,460	12.1%	16,647	19.4%
Other countries	9,828	7.7%	18,699	18.2%	4,971	5.8%

Total	$128,185	100.0%	$102,880	100.0%	$85,661	100.0%

* Please see Note 15c to our consolidated financial statements included in this Annual Report. For revenues from discontinued operations, see Note 1b.

In each of the years 2004, 2003 and 2002, no end-user customer or distributor accounted for more than 10% of our revenues.

The following table sets forth our revenues from continuing operations for the years indicated attributable to our principal sources of revenue/business activities:

	Year Ended December 31,*

	2004		2003		2002

	(US dollars in thousands)

Products	$78,418	61.2%	$60,653	59.0%	$52,847	61.7%
Services	7,581	5.9%	5,638	5.5%	5,098	6.0%
Supplies	42,186	32.9%	36,589	35.5%	27,716	32.3%

Total revenues	$128,185	100.0%	$102,880	100.0%	$85,661	100.0%

* As a result of the sale of the SDP business to Kodak in January 2004, our consolidated financial statements for the periods ended December 31, 2001, 2002, and 2003, were reclassified to discontinued operations. For revenues from discontinued operations, see Note 1b to our consolidated financial statements included in this Annual Report.

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

GOVERNMENT REGULATIONS

Trade & Export. Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced in Israel by Scitex’s Israeli subsidiaries, joint ventures and group companies. In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products. However, there can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli subsidiaries, joint ventures and group companies, thereby materially harming our and their businesses.

Government Grants & Benefits. Scitex Vision and some of our group companies receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs. Some of our group companies also receive or may in the future utilize tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” The participation in these programs is subject to compliance with certain conditions and imposes certain restrictions upon these companies. For more information about the Office of the Chief Scientist, tax benefits for Approved Enterprises and export controls, see “Item 5B – Liquidity and Capital Resources – Grants from the Office of the Chief Scientist” and “Item 10E – Taxation – Israeli Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,” respectively.

Banking Regulations. Pursuant to a directive published by the Israeli Supervisor of Banks, which became effective on March 31, 2004, we may be deemed part of a group of affiliated borrowers comprised of IDB Holding Corporation Ltd., the ultimate parent of Discount and Clal, our principal shareholders, and other companies which may be included in such group of borrowers pursuant to the directive. The directive generally provides that an entity will be subject to limitations on the amount of financing available to it from an Israeli bank if such entity is included within a group of borrowers to which the amount of debt financing that has been extended from such Israeli bank amounts to 30% of such bank’s capital, or is a member of one of the bank’s six largest borrowers or groups of borrowers to which, collectively, the amount of debt financing that has been extended from the bank amounts to 150% of such bank’s capital (gradually reduced to 135% between April 2005 and June 2006). As we are part of the IDB affiliated group of companies which includes many companies that require, or may in the future require, extensive credit facilities from Israeli banks for the operation of their businesses, we cannot assure you that our banks will not exceed these limits (if applicable to us) in the future. Should our banks exceed these limits, they may limit our ability to draw funds and may require us to return some or all of our outstanding borrowings (which were $42 million as of December 31, 2004), each of which may have a material adverse effect on our business, financial condition and results of operations. The directive also provides that a bank may request that the Israeli Supervisor of Banks exempt certain entities from the scope of the definition of a group of borrowers. Since we currently do not believe that the directive will impact us, we do not currently intend to request that our banks seek an exemption on our behalf from the Israel Supervisor of Banks. Should we decide to make such a request of our banks, there can be no assurance that our banks would agree to request an exemption from the Israel Supervisor of Banks on our behalf or that the Israel Supervisor of Banks would grant an exemption, if requested.

Other. We are also governed by foreign and domestic federal, state and local laws of general applicability, such as laws regulating working conditions. In addition, we are subject, as are manufacturers generally, to various foreign and domestic federal, state and local environmental protection laws and regulations, including those governing the discharge of material into the environment. Compliance with such environmental provisions is not expected to have a material adverse effect on our operations in the foreseeable future.

C.	ORGANIZATIONAL STRUCTURE

Scitex is part of a group of which it is the parent company. The following table sets forth the name, jurisdiction and ownership and voting interest of our principal operating subsidiaries, as of the date hereof:

Name	Jurisdiction	Ownership and Voting Interest

Scitex Vision Ltd.	Israel	77.1	% (1)
Scitex Vision International Ltd.	Israel	77.1	% (1)
Jemtex Ink Jet Ltd.	Israel	74.3%

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

In January 2004, we relocated to new corporate administrative offices in Tel Aviv, Israel, consisting of approximately 1,780 square feet of floor space pursuant to a Services Agreement between us and Discount. For more information about the Services Agreement, please see “Item 7B. Related Party Transactions.” That lease was terminated in September 2004 and we lease the same premises from a successor unrelated lessor.

Scitex Vision rents nearly 129,000 square feet in Netanya, Israel, for use as its principal administrative, manufacturing and research and development facility. The term of this lease is through 2015, with an option to terminate in 2010. In the United States, Scitex Vision leases a facility of approximately 19,200 square feet, used primarily for sales, marketing and customer support. Outside Israel and the United States, Scitex Vision leases additional office space, primarily in Brussels, Belgium; Hong Kong; Mexico City; Capetown, South Africa; and various other European centers. These facilities currently comprise approximately 67,600 square feet of floor space.

Jemtex leases nearly 15,000 square feet in Lod, Israel, for use as its administrative, manufacturing and research and development facility. The term of this lease is through 2005 with an option to extend it until 2010. Jemtex is negotiating to amend certain terms of the lease contract so that either party may terminate the lease upon four months’ advance notice.

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

OVERVIEW

Scitex, through Scitex Vision, is a leader in the wide format segment of the industrial inkjet digital printing market. Our operations, carried out by our operating subsidiaries, Scitex Vision and Jemtex, consist of the design, development, manufacture, marketing and support of products for the industrial inkjet digital printing market. Until the second half of 2003, we also operated in the digital preprint business through our equity interest in Creo, and, through the end of 2003, we operated in the high-speed segment of the industrial inkjet digital printing market through our indirect wholly owned subsidiary, SDP.

Since the beginning of 2003 we underwent substantial changes and developments, including:

—

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

—	the sale of the remainder of our shareholdings in Creo, a provider of solutions for the graphic arts industry;

—	key changes to the composition of our management team and of our board of directors;

—	the sale of the business of SDP to Kodak in January 2004;

—	the investment of more than $5.5 million in Jemtex, which increased our interest in Jemtex from 49.8% to 74.3%;

—

in January 2004, we approved a plan to distribute approximately $118 million to our shareholders, which was effected through a $28 million repurchase of shares from our shareholders (a self tender offer that was completed in June 2004) and a $90 million cash distribution in July 2004;

—	In February 2005, we entered into an agreement with the U.S. Internal Revenue Service, or IRS, to resolve a U.S. federal income tax audit of our U.S. subsidiaries for the years 1992 through 1996;

—

in March 2005, we announced that we are engaged in preliminary negotiations for the possible sale of our holdings in Scitex Vision for an enterprise value of Scitex Vision in the range of $230-250 million. There is no assurance whatsoever that any transaction will result with respect to Scitex Vision or as to the terms, deal structure and the purchase price for Scitex Vision if a sale occurs;

—

in May 2005, we and our two largest shareholders, Clal and Discount, purchased all of CDI’s interest in Scitex Vision for $1.6 million, plus additional contingent consideration to be paid if Scitex Vision undergoes an “exit event” within the next two years at a higher valuation than implied in the agreement. In the framework of the purchase agreement, CDI agreed to dismiss all of the claims asserted by it against us and other parties;

—	in late April 2005, IDX entered into a purchase agreement with RTI, our minority-owned affiliate, whereby it will acquire the assets of RTI for an estimated purchase price of $15.5 million; and

—

in May 2005, we agreed to sell all of our holdings in Objet to several shareholders of Objet for $3.0 million in cash, payable in two installments, and additional contingent consideration if Objet undergoes specified “exit events” prior to the end of 2007.

HIGHLIGHTS

In 2001 and 2002, we recorded net losses in the respective amounts of approximately $253 million and $32 million, respectively, primarily as a result of write-downs and losses of $215.9 million (in 2001) and write-downs of $22.3 million (in 2002) associated with our holdings in Creo.

In 2003, we recorded net income of approximately $1.4 million, as a result of an improvement in the general market for commercial printers equipment and consumables and $8 million that was recognized as a tax benefit related to the sale of the business of SDP to Kodak. The $1.4 million of net income resulted from offsetting approximately $20 million of net income from discontinued operation (namely, SDP) against a net loss of approximately $18.6 million from continuing operations (mainly, Scitex Vision).

In 2004, we recorded net income of approximately $47.3 million that included income from discontinued operation of $51.6 million as a result of the sale of substantially all of the assets and business of SDP to Kodak, and a loss of $4.4 million from continuing operation.

Our operating results may be affected as a result of a number of factors, including:

—	Global or regional economic conditions;

—

Our revenues are directly related to our ability to identify high potential products while they are still in development and to bring them to market quickly and effectively. Efficient and productive research and development is essential in this environment as we, like our competitors, seek to introduce cost-efficient printing solutions to the digital printing market. The need for increased resources in order to take advantage of the full range of new research and development technologies has been among the reasons for the consolidation which has taken place across the industry, and for the increase in collaborations between leading companies and niche players at the forefront of their particular technology areas. The growth, if any, in new technology, particularly of industrial inkjet digital printing technologies, is likely to have a fundamental impact on the digital printing industry as a whole, and upon our future development;

—

Exchange rate exposure also affects our results as we have both sales and costs in many currencies other than the U.S. dollar (mainly in Euro). In 2004, the European currencies increased in value relative to the U.S. dollar, with the Euro increasing in value relative to the dollar by 8% during the year. In Israel, the New Israel Shekel increased in value relative to the dollar by 1.6% during 2004. Our results have not been significantly affected by inflation. See “Impact of Inflation and Exchange Risks” below; and

—

Our operating results may also be affected as a result of various other factors, such as general economic conditions; the capital spending patterns of our customers; the level of competition that we encounter; the size and timing of orders, including order deferrals, and subsequent shipments; software and hardware development problems; one-time charges; mergers or acquisitions; and other factors which are more fully described under “Item 3–Key Information–Risk Factors.”

A.	OPERATING RESULTS

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues from continuing operations for the periods indicated:

	Year ended December 31,

	2004	2003	2002

Revenues	100%	100.0%	100.0%
Cost of revenues	55.4	61.4	59.3

Gross profit	44.6	38.6	40.7
Selling and marketing expenses	15.6	14.9	17.4
General and administrative expenses	13.0	14.7	15.9
Research and development costs, net	9.7	10.8	8.2
Restructuring charges	–	1.6	–
Amortization of other intangible assets	4.8	5.7	3.5
Impairment of other intangible assets	4.1	2.9	–
Total operating expenses	47.2	50.6	45.0

Operating income (loss)	(2.6)	(12.0)	(4.3)
Financial income (expense), net	(0.2)	(2.6)	(3.7)
Other income (loss) – net	0.4	0.8	(30.7)

Loss before taxes on income	(2.4)	(13.8)	(38.7)
Taxes on income	0.01	(2.3)	0.8
Share in losses of associated companies	(1.1)	(5.5)	(4.8)
Minority interests in losses of a subsidiary	0.01	3.4	–
Net income from discontinued operations	40.3	19.5	5.3

Net income (loss)	36.8%	1.3%	(37.4)%

EXPLANATORY NOTES

—

Consolidation of Scitex Vision and Jemtex: As a result of the transaction to combine the operations of Scitex Vision and Scitex Vision International that was completed in January 2003, Scitex Vision became a majority owned subsidiary of ours and the parent of Scitex Vision International. Our financial results for the period ended December 31, 2002, included in this Annual Report, did not consolidate Scitex Vision’s financial statements (other than as an investment accounted for under the “equity” method, as applicable), whereas our financial results for the periods ended December 31, 2003 and 2004, included in this Annual Report, consolidate Scitex Vision’s financial statements. See Note 3a to our consolidated financial statements included in this Annual Report. Similarly, as a result of further investments in Jemtex, Jemtex became a majority owned subsidiary of ours and, commencing with the first quarter of 2004, we are consolidating the results of Jemtex with ours; our investment in Jemtex was previously treated by us as an investment accounted for under the “equity” method. See Note 4a to our consolidated financial statements included in this Annual Report.

—

Discontinued Operations (SDP): In January 2004, we completed the sale of substantially all of the assets and business of SDP to Kodak. As a result of the sale, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SDP. Similarly, assets and liabilities relating to SDP are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b to our consolidated financial statements included in this Annual Report.

—

Definition of Segments: Prior to the sale of SDP’s business, we had been reporting in two segments: high speed digital printing (SDP) and wide format digital printing (Scitex Vision). In conjunction with the commencement of reporting the results of operations of SDP as a discontinued operation and consolidating the results of Jemtex, we have modified the definition of our business segments and our results of operations are now reported in two different segments – wide format digital printing (Scitex Vision) and continuous inkjet industrial digital printing (Jemtex). See Notes 1a, 15a and 15b to our consolidated financial statements included in this Annual Report.

2004 FINANCIAL HIGHLIGHTS

In 2004, we were able to record a significant increase in the level of our annual revenues from continuing operations compared to 2003, reduce our operating loss to approximately $3.3 million (compared to $12.3 million in 2003) and our net loss from continuing operations to approximately $4.4 million (compared to $18.7 million in 2003), and increase total net income to approximately $47.3 million (compared to $1.4 million in 2003). Some of the key aspects of our operating results in 2004 are as follows:

—

Total revenues from continuing operations for the year 2004 were $128.2 million compared to $102.9 million in 2003, the increase being primarily due to an improvement of capital investments in the digital printing market in general, and higher demands for our wide and super-wide format products and consumables (especially an increase in ink sales);

—	Net income (including from discontinued operations) was $47.3 million, comprised primarily of income of $51.6 million from the sale of substantially all of the assets and business of SDP to Kodak;

—	Net loss from continuing operations was reduced from $18.7 million in 2003 to $4.4 million in 2004, mainly due to the growth in revenue and the improvement in our gross margins;

—

Significant improvement in our cash balance (comprised of cash, cash equivalents and short term investments) from approximately $83 million at December 31, 2003 to approximately $161 million (including a restricted deposit of $18 million) at December 31, 2004 primarily due to the sale of SDP to Kodak in January 2004 for an aggregate sum of approximately $262 million (including $12 million retained in cash at SDP), which was partially offset by (1) the $118 million distribution we effected in mid 2004, (2) approximately $22 million of expenses related to the sale of SDP and (3) approximately $17 million in payments of liabilities to banks and other parties; and

—	From a geographical standpoint, we achieved growth in most markets. See Notes 15c to our consolidated financial statements included in this Annual Report.

COMPARISON OF 2002, 2003 AND 2004 FINANCIAL RESULTS

Revenues

Revenues are derived primarily from sales of our digital printing systems, inks, substrates and services in connection with our printing systems. We generally recognize product revenue when an arrangement exists, delivery has occurred and title passed to the customer, the Company’s price is fixed or determinable, and collection of payment is reasonably assured. Revenues from services are generally recognized ratably over the contractual period or as services are performed. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies – Revenue recognition and doubtful accounts allowance” below.

The following table sets forth our revenues from continuing operations (i.e., excluding revenues from the operations of SDP) attributable to our principal sources of revenue/business activities and showing the percentage increase (decrease) for the periods indicated:

	Year ended December 31,

	2004	2003	2002	%Change 2004 vs. 2003	%Change 2003 vs. 2002

	(approximate $ in millions)

Products	$78.4	$60.7	$52.8	29.3%	14.8%
Services	7.6	5.6	5.1	34.5	10.6
Supplies	42.2	36.6	27.7	15.3	32.0

Total revenues	$128.2	$102.9	$85.6	24.6%	20.1%

The following table sets forth our revenues from continuing operations (i.e., excluding revenues from the operations of SDP) by geographical markets and showing the percentage increase (decrease) for the periods indicated:

	Year ended December 31,

	2004	2003	2002	%Change 2004 vs. 2003	%Change 2003 vs. 2002

	(approximate $ in millions)

America	$46.1	$34.8	$26.5	32.3%	31.2%
Europe	52.3	36.9	37.5	41.9	(1.6)

Far East	20.0	12.5	16.6	60.0	(25.2)

Other countries	9.8	18.7	5.0	(47.4)	276

Total Revenues	$128.2	$102.9	$85.6	24.6%	20.1%

During 2004, growth was recorded in most of the geographical areas. The improvement in Europe was due to sales of high-end systems, such as Scitex Vision’s TURBOJet, and the increased sale of inks was due to an increased installed base and higher ink consumption. In the Far East, most of the growth was attributable to a significant improvement in ink sales.

The increase of 20.1% in total revenues from continuing operations in 2003 compared to 2002 was due primarily to an improvement in capital investments in the digital printing market in general, and higher demands for our products in several countries, which until 2003 generated only a small portion of our revenues. Moreover, we believe that the significant increase in revenues from supplies (mainly, ink sales) was due primarily to higher demands for our compatible inks, which increased in part because of a larger installed base of our systems.

Sales in America (particularly in Mexico), Europe and the Far East rose significantly due primarily to higher demand and improvements in our distribution and sales channels. We believe that Europe and the Americas will continue to generate most of our revenues for the foreseeable future. See also the chart regarding our revenues divided by geographical regions in “Item 4B – Customer & Sales” above.

As noted above, as a result of the SDP transaction, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SDP. See Note 1b to our consolidated financial statements included in this Annual Report. Our consolidated results of operations reflect the results of operations of SDP only in the line item of “net income from discontinued operations.” For more information about revenues and other line items attributable to SDP, you should refer to Note 1b to our consolidated financial statements included in this Annual Report.

Jemtex did not recognize revenues in 2004.

Cost of Revenues and Gross Profit

	Year ended December 31,

	2004	2003	2002	2004	2003	2002

	(approximate $ in millions)			(approximate $ in millions)
Cost of revenues	$71.1	$63.2	$50.8	55.4%	61.4%	59.3%

Gross profit	$57.1	$39.7	$34.8	44.6%	38.6%	40.7%

Cost of revenues consists of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture of our products and the installation and support of the digital printing systems sold by us. Gross profit is determined as a percentage, the numerator of which is our total revenues less the cost of revenues, and the denominator of which is our total revenues. Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition and product mix. Generally, our gross profit is lower during the initial launch and manufacturing ramp-up of a new product as a result of manufacturing inefficiencies during that period. As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves.

The gross margin in 2004 improved to 44.6% from 38.6% in 2003, primarily as a result of (1) changes in the product offering mix, (2) the increase in sales of products with higher margins, (3) the improvement in the margins of service operations, and (4) the reduction in media sales. Gross margin in 2003 was lower compared to 2002 (40.7%) due primarily to price competition and increased costs and expenses associated with the acquisition of Scitex Vision International.

Operating Expenses

	Year ended December 31,*

	2004		2003		2002

	(approximate $ in millions)
Research and development, gross	$13.0		$11.5		$7.8
Less Royalty-bearing participation	0.6		0.4		0.7

Research and development, net	12.4		11.1		7.1

Sales and marketing	20.0		15.3		14.9
General and administrative	16.6		15.1		13.6

Total operating expenses	$49	**	$41.5	**	$35.6	**

* See Notes 14g and 14h to our consolidated financial statements included in this Annual Report.

** Excluding impairment of goodwill and other intangible assets, amortization of other intangible assets, and restructuring charges in the aggregate amount of $2.9 million, $10.4 million and $11.4 million for 2002, 2003 and 2004, respectively (presented separately below).

         Operating expenses. Operating expenses comprise costs and expenses associated with research and development, sales, marketing, and general and administrative.

         During 2003 and 2004, we also included impairment of goodwill and other intangible assets (see the discussion under the caption “Critical Accounting Policies” below with respect to FAS 142). In 2003, we also recorded restructuring charges as described below.

         In 2004, the operating expenses of Scitex Vision, totaled at $48.1 million, compared to $52.8 million in 2003. A portion of these expenses ($10.3 million and $11.1 million in 2004 and 2003, respectively) was related to research and development expenses. The balance of the expenses ($12.9 million and $12.3 million in 2004 and 2003, respectively) were related to general and administrative expenses and were mainly used for payment of salaries and related expenses.

         In 2004, the operating expenses of Jemtex totaled at $2.8 million, compared to $3.0 million in 2003. The majority of these expenses ($2.2 million and $2.4 million in 2004 and 2003, respectively) were related to research and development expenses. The balance of the expenses ($0.6 million in each of 2004 and 2003) were related to general and administrative expenses and were mainly used for payment of salaries and related expenses.

         Research and development expenses.  Research and development, or R&D, expenses consist primarily of costs associated with the design, technology development, product development, pre-manufacture and testing of our new products and enhancements of our existing products, salaries and related personnel costs, patent prosecution and maintenance costs, and other expenses related to our product development and research programs. We expense all of our research and development costs as they are incurred.

         The R&D expenses in 2004 increased to $12.4 million from $11.1 million in 2003, primarily due to new R&D projects that were launched during 2004. The R&D expenses in 2003 increased compared to 2002 primarily because, as of 2003, we consolidated the results of Scitex Vision, which, by comparison to Scitex Vision International, invests more resources in the development of new products. We expect to continue to invest significant resources in R&D programs for new products and enhancements of existing products and that R&D expenses will remain at the same levels in 2005.

         Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs of our sales and marketing personnel, costs and expenses of our foreign sales and marketing subsidiaries and representative offices, and commissions paid to independent sales agents.

         Selling and marketing expenses in 2004 increased to $20.0 million from $15.3 million in 2003 (compared to $14.9 million in 2002). The increase in 2004 is attributable, mainly, to the increase in business activities, primarily the level of sales, whereas the slight increase in 2003 compared to 2002 is attributable, mainly, to the consolidation of Scitex Vision’s operations in our books and increased sales and marketing activities.

         General and administrative expenses. General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as provision for doubtful debts.

         General and administrative, or G&A, expenses in 2004 increased to $16.6 million from $15.1 million in 2003, primarily due to the increase in business activities, including the retention of additional employees.

Impairment, Amortization and Restructuring Charges

	Year ended December 31,

	2004	2003	2002

	(approximate $ in millions)
Amortization of intangible assets	$6.1	$5.9	$2.9

Impairment of goodwill and other intangible assets	5.2	3.0	–

Restructuring charges*	–	$1.6	–

* See Note 14i to our consolidated financial statements included in this Annual Report.

         Amortization of intangible assets and impairment of goodwill and other intangible assets. The amortization expenses in 2004 and 2003 remained at the same level. The amortization expenses during 2004 and 2003 resulted primarily from the periodic amortization charges associated with the combination of Scitex Vision International with Scitex Vision and previous acquisitions that Scitex Vision consummated, as well as amortization charges resulting from investments in Jemtex. The increase in expenses for amortization of intangible assets in 2003 compared to 2002 was primarily due to amortization charges associated with the combination of Scitex Vision International with Scitex Vision.

         In 2004 and 2003, we impaired technology in a subsidiary in the amounts of $5.6 million and $3.0 million, respectively. These impairments followed an evaluation performed by a third party appraiser, based on discounted cash flows, triggered by a significant decrease in the production of certain products based on the above-mentioned technologies. Out of the amount of impairment of $5.6 million in 2004, $2.6 million was recorded against the “minority interests in a subsidiary” since this amount is the amortized technology held by minority shareholders of Scitex Vision.The impairment calculation was prepared in accordance with the provisions of FAS 144. See Note 3a and Note 8 to our consolidated financial statements included in this Annual Report.

         Restructuring charges. In 2003, we recorded $1.6 million of restructuring costs primarily associated with the combination of the operations of Scitex Vision and Scitex Vision International and implementation of a restructuring plan at Scitex Vision in the form of reduction in work force, abandonment of leased premises and development of new information technology system.

Financial and Other Income and Expenses

Financial income (expenses), net, consists primarily of interest earned on bank deposits and on marketable bonds (especially U.S. government and U.S. agency bonds), interest incurred on bank and other loans and exchange rate differences.

Net financial expenses decreased from $2.7 million in 2003 to $0.3 million in 2004, due primarily to a reduction in the exchange rate differences and the increase in interest income resulting from the growth in our available funds. Net financial expenses decreased from $3.1 million in 2002 to $2.7 million in 2003, due primarily to interest gained on the funds received from the sale of the Creo shares during the second half of 2003.

Other income in 2004 totaled $0.5 million, compared to $0.8 million in 2003. In 2003, there were several sales that resulted in capital gains. Other loss of $26.3 million in 2002 reflects primarily a loss of approximately $22.3 million due to an impairment of the carrying value of our shares in Creo that we recorded during the fourth quarter of 2002.

Convertible loan to Scitex Vision. In 2000, Scitex Vision entered into a collaboration agreement with a European supplier. Under the agreement, the supplier is required to pay royalties to Scitex Vision on sales of ink for use with Scitex Vision’s textile printing machines. As of December 31, 2004, an amount of $25,000 was paid to Scitex Vision as royalties. Scitex Vision also received from the supplier a long-term convertible loan of $5 million which bears interest at an annual rate of 6%, unless certain milestones are met. According to the original terms of the loan, the loan and the accumulated interest was convertible by the supplier, at any time during the last three months of the loan period, which ended on December 11, 2003, into ordinary shares of Scitex Vision at a conversion price based on the fair value of such shares, less 15%. According to the agreement, if the supplier chose to request the repayment of the loan, the repayment was to be made by setting-off the loan and any interest accrued thereon against royalties due to Scitex Vision in a subsequent period. The remainder of the loan, if it exists, was to be repaid in cash to the supplier. At the end of 2003, the parties agreed that the loan will no longer bear any interest and will be payable in four annual installments commencing December 2004, subject to set-off of royalties due to Scitex Vision under the supply agreement, if any (in December 2004, Scitex Vision paid to the supplier the first installment of $1.0 million). As a result, Scitex Vision recorded the loan based on its present value using the interest rate which was applicable as of the date of the change in terms. The difference between the present value and the nominal value of the loan in the total amount of $0.4 million, as well as all interest accrued through December 30, 2003 in the aggregate amount of $0.9 million, were credited to “financial expenses – net” in the year ended December 31, 2003. The amortization of this discount recorded as financial expenses amounted to $0.2 million in 2004.

Taxes

Israeli companies are generally subject to income tax at the corporate rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and, for capital gains derived after January 1, 2003, are subject to capital gains tax at a rate of 25% (other than with respect to gains deriving from the sale of listed securities). See in “Item 5B – Corporate Tax Rate” below for more information.

Tax benefit amounted to approximately $0.1 million in 2004, compared with taxes on income (expenses) of $2.4 million in 2003 and $0.6 million in 2002.

As of the end of 2004, our deferred income tax assets were reduced from $185 million at December 31, 2003 to $163 million, mainly due to the sale of SDP and the utilization of carry-forward losses. We have created a valuation allowance on almost all of our deferred tax assets, since we believe that it is not more likely than not that these deferred tax assets will be utilized.

A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, the amount of the deferred tax asset considered realizable could be adversely affected.

Equity Investments

Our share in the losses of associated companies was $1.4 million in 2004, compared with $5.6 million in 2003 and $4.1 million in 2002. The decrease is due to the fact that in 2004 Objet was the sole investment accounted for under the equity method, compared to 2003 in which Jemtex was also accounted for under the equity method. We also wrote down our investment in Creo by approximately $22.3 million during the fourth quarter of 2002.

Commencing January 2002, we were deemed to exercise significant influence over Objet. Accordingly, as required by U.S. GAAP, in the first quarter of 2002 we retroactively changed our method of accounting for the investment in Objet from the cost method to the equity method. Consequently, the investment in Objet on our books as of December 31, 2001 was restated and our equity share of the results of Objet is being included in our results of operations starting with the first quarter of 2002.

In February 2004, we invested an additional amount of $1.5 million in Jemtex, following which we held approximately 73% of Jemtex’s voting power. As a result, commencing with the first quarter of 2004, we are consolidating the results of Jemtex with ours.

IMPACT OF RELATED PARTY TRANSACTIONS

We have entered into a number of agreements with certain companies with whom our principal shareholders, Clal and/or Discount, are affiliated.

In December 2002, we entered into a Share Exchange Agreement with Scitex Vision, in which Clal and Discount each held approximately 14% of the share capital, and Scitex Vision International, pursuant to which we combined the operations of these companies. Among other factors considered in deciding to approve the transaction, our board of directors received a written opinion from its financial advisor in connection with the transaction, as to the fairness, from a financial point of view, of the consideration to be paid by us in connection with the transaction. In addition, in July 2003 and May 2004 we, CEI and Discount invested in Scitex Vision in the framework of rights offerings conducted by Scitex Vision.

Please see “Item 7B – Related Party Transactions” below for specific details as to certain other related party transactions entered into by us.

We believe that the terms of these related party transactions are not different in any material respect than the terms we could receive from unaffiliated third parties. The pricing and/or value of such transactions were arrived based on arms’-length negotiations between the parties and, in certain cases, based upon, among other things, opinions of third party financial advisors. Our management reviewed the pricing of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties.

Under the Companies Law and recently issued Nasdaq rules, certain transactions and arrangements with interested parties require approval by our board of directors and our audit committee and, in some cases, also require approval by our shareholders. In this respect, see the discussion in “Item 6C – Approval of Specified Related Party Transactions under Israeli Law” below.

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

         New Israeli Shekel. Historically, the New Israeli Shekel, the Israeli currency, has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in Western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate. The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between the two for the periods indicated:

	Year Ended December 31,

	2004	2003	2002	2001	2000

Inflation (Deflation)	1.2%	(1.9)%	6.5%	1.4%	0%
Devaluation (Revaluation)	(1.6)%	(7.6)%	7.3%	9.3%	(2.7)%
Inflation (devaluation) gap	2.8%	5.7%	(0.8)%	(7.9)%	2.7%

Although a material portion of Scitex’s costs relate to the operations of Scitex Vision in Israel, part of these Israeli costs are in dollars or linked to the dollar. Costs not denominated in, or linked to, dollars are translated to dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements. To the extent such costs are linked to the Israeli Consumer Price Index, such costs may increase if the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar or if the timing of such devaluations were to lag considerably behind inflation. Conversely, such costs may, in dollar terms, decrease if the rate of inflation is lower than the rate of devaluation of the shekel against the dollar. Accordingly, our Israeli operations experienced an increase in dollar costs in 2000, 2003 and 2004, and a decrease in 2001 and 2002. The representative dollar exchange rate for converting the shekel to dollars, as reported by the Bank of Israel, was NIS 4.308 on December 31, 2004 (NIS 4.379 on December 31, 2003).

         Other currencies. Until the Creo transaction in April 2000, we had substantial operations outside the United States and Israel, and accordingly maintained substantial non-dollar balances of assets, including substantial accounts receivable balances related to sales made in non-dollar currencies, mostly European currencies and Japanese yen. Our general policy was to hedge against the exchange rate exposure arising from the existence of such non-dollar business activities. Subsequent to the Creo transaction, SDP and Scitex Vision established operations of their own outside the United States and Israel, primarily in Europe, but the volume of activity in non-dollar currencies was significantly reduced compared to previous years and, following the sale of SDP’s operations to Kodak in January 2004, was further reduced. The net impact of currency exchange rate and remeasurement differences between the dollar and other currencies accounted for a net loss of $1.1 million in 2004, compared to net losses of $1.2 million in 2003 and $1.5 million in 2002.

See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

Revenue recognition and doubtful accounts allowance. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue; however, certain judgments, estimates and assumptions affect the application of our revenue recognition:

—

Revenues from sales of products and supplies are recognized by us when an arrangement exists, delivery has occurred and title passed to the customer, the Company’s price to the customer is fixed or determinable, and collection of payment is reasonably assured. With respect to products with installation requirements, revenue is recognized by us when all of the above criteria are met and installation is completed. When sales transactions include more then one deliverable (unit of accounting) sold, we separate the different units of accounting of sales with multiple deliverables (generally consists of machine and ink) based on the objective and reliable evidence of fair value of the different elements, which is estimated based on stand alone sale prices of the different elements and other reliable evidence that is readily obtainable in the market from competitors, distributors and others, in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly, when all the above criteria are met, sales of finished products to distributors are recognized by us as revenue upon delivery to distributors and after title and risk passes to the distributors.

—	We do not grant rights of return or cancellation to our customers.

—	Service revenue is recognized ratably over the contractual period in general, or as services are performed in certain cases.

—	Warranty costs are provided for at the same time as the revenues are recognized. The annual provision for warranty costs is calculated based on expected cost of inputs, based on historical experience.

The allowance for doubtful accounts is determined specifically for debts doubtful of collection., the determination of which requires judgment and sometimes estimates of the portion that will be collected in the future. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer’s ability to pay, all of which can change rapidly and without advance warning.

Deferred tax valuation allowance. Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect resulting from differences between the amounts presented in our financial statements and those taken into account for tax purposes, in accordance with the related tax laws, and from tax losses carryforward. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that all or a portion of such assets will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Due to the uncertainty as to utilization of the tax losses carryforward, a valuation allowance was provided to reduce our deferred tax assets, because we expect that for the foreseeable future it is not more likely than not that all of the deferred tax assets will be realized. Conversely, the carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, we could be required to establish additional valuation allowances and the amount of the deferred tax asset considered realizable could be adversely affected by a material amount. If it were determined that we would be able to realize a deferred tax asset in excess of its net recorded amount, an adjustment to deferred tax assets would increase our income.

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

Impairment of goodwill, intangible assets and other long-lived assets. Under current accounting standards, we make judgments about the useful lives and fair value of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets. On January 1, 2002, we adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and FAS 142, “Goodwill and Other Intangible Assets.” FAS 144 requires that long-lived assets be reviewed for impairment and, if necessary, written down to the estimated fair values, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows. FAS 142 generally provides that goodwill and intangible assets (1) with indefinite lives will no longer be amortized and (2) deemed to have an indefinite life will be tested for impairment at least annually. Prior to January 1, 2002, goodwill was amortized by us on a straight-line basis over periods of 7 to 15 years. As a result of the transitional impairment test that we conducted, we determined that no impairment should be recorded in 2002 whereas we recorded an impairment of intangible assets in an approximate amount of $3.0 million in 2003 and $5.2 million in 2004. Judgments and assumptions about future cash flows and remaining lives are complex and often subjective and can be affected by a variety of external and internal factors. If these estimates or related assumptions change in the future, we may be required to record impairment charges related to these assets.

RECENTLY ISSUED ACCOUNTING STANDARDS

FAS 123 (Revised 2004) Share-based Payment. In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, “Share-Based Payment” (“FAS 123R”), which addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 and requires instead that such transactions be accounted for using the grant-date fair value based method. On April 15, 2005, the SEC approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for Scitex). Early adoption of FAS 123R is encouraged. This statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

We estimate that the cumulative effect of adopting FAS 123R as of its adoption date by us and our subsidiaries, based on the awards outstanding as of December 31, 2004, will be immaterial. This estimate does not include the impact of additional awards which may be granted or forfeitures which may occur, subsequent to December 31, 2004 and prior to the adoption of FAS 123R. We expect that upon the adoption of FAS 123R, we will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, our financial statements for periods prior to the effective date of the statement will not be restated. The impact of this statement on our financial statements or results of operations in 2005 and beyond will depend upon various factors, among them our future compensation strategy. Currently, we expect the effect of this statement on our financial statements and results of operations in future periods to be approximately $100,000 of additional expenses per quarter (based on the options as outstanding at December 31, 2004).

FAS 151 Inventory Costs – an Amendment of ARB 43, Chapter 4. In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an Amendment of ARB 43, Chapter 4” (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for Scitex). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. We do not expect this statement to have a material effect on our financial statements or results of operations.

FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. In December 2004, the FASB issued FAS No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends APB Opinion No. 29, “Accounting for Non-Monetary Transactions” (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for Scitex). Early application of the FAS 153 is permitted. The provisions of this statement shall be applied prospectively. We do not expect the adoption of FAS 153 to have a material effect on our financial statements or results of operations.

EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the effectiveness of the accounting provisions of EITF Issue No. 03-1. However, the disclosure requirements remain effective and have been adopted by us in the financial statements included elsewhere in this Annual Report. We will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

EITF Issue 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock. In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for Scitex). The adoption of EITF 02-14 by Scitex did not have any effect on our financial statements or results of operations.

B.	LIQUIDITY & CAPITAL RESOURCES

OVERVIEW

On December 31, 2004, our working capital from continuing operations was $142.6 million, compared to $30.4 million on December 31, 2003. The working capital increased primarily as a result of an increase of $77.3 million, in the aggregate, in cash, cash equivalents and short-term investments, as well as an increase of $14.2 million in inventories and the reduction of $18.5 million in short term bank credit.

We have financed our operations through cash generated from operations, including the proceeds from the sale of SDP’s business in January 2004 which generated, in the aggregate, approximately $262 million in cash. Cash, cash equivalents, short-term investments and a restricted deposit at December 31, 2004 were $160.6 million and short-term bank debt (including current maturities of long-term loans) totaled $34.4 million compared to $83.3 million and $51.9 million, respectively, at December 31, 2003. The increase in cash, cash equivalents and short-term investments is attributable primarily to the sale of SDP’s business to Kodak, which was partially off-set by the $118 million used in the cash distribution and self tender offer. Bank debt due beyond one year totaled $8.8 million at the end of 2004, compared to $6.6 million in 2003 (see Item 5F below).

Cash Flows

We had negative net cash used in operations in 2004. The net cash flow used in operations in 2004 was approximately $10.3 million, compared to approximately $6.2 million in 2003 (and $4.4 million of positive operating cash flow in 2002). The negative cash flows from operations was due primarily to an increase in inventory related to changes in market demand and changes in the inventory structure (increase in demand for high-end systems).

Our investment activities consist primarily of investments and redemptions of short-term bank deposits and U.S. government securities. In 2004, $177.8 million was generated from investment activities (excluding $4.7 million of reduction in restricted deposit) compared to $47.5 million that was generated from investment activities (excluding $3.4 million of restricted deposit) in 2003 and $17.0 million used in investment activities in 2002 (excluding $20.2 million of restricted deposit). The increase in cash generated from investment activities in 2004 is related primarily to cash generated from the sale of SDP’s business and the follow-on investments and redemptions of short-term bank deposits and U.S. government securities. The increase in cash generated from investment activities in 2003 is related primarily to $54 million generated from the sale of Creo shares in June and August 2003. Major uses of cash for investing activities during 2004 included investments in group companies and in fixed assets.

Net cash used in financing activities in 2004 was approximately $133.7 million, consisting mainly of $118 million used in the cash distribution and tender offer and a further $16.6 million used for repayments of long and short term loans. Net cash used in financing activities in 2003 was approximately $9.7 million, consisting mainly of the repayment of $18.8 million note we issued to Creo, which was offset by Scitex Vision’s borrowings under its credit facilities. Net cash generated from financing activities in 2002 was approximately $4.5 million.

In sum, the net cash flow (cash and cash equivalents) increase in 2004 amounted to $85.9 million.

The ability of our subsidiaries to transfer funds to us in the form of cash dividends is generally subject to restrictions imposed by the corporation laws of the respective jurisdiction in which they are incorporated. For example, our Israeli subsidiaries and group companies may not pay dividends unless they meet specified criteria or, in certain cases, only with the approval of the court. We do not believe that such restrictions or any other restrictions imposed by law on our subsidiaries have had or are expected to have any material adverse impact on our ability to meet our cash obligations.

Capital Expenditures

Capital expenditures in fixed assets in 2002, 2003, and 2004 were approximately $10.3 million, $3.3 million and $1.9 million, respectively. Our capital expenditures by way of equity and convertible debt investments in our group companies (other than our consolidated subsidiaries) in 2002, 2003 and 2004 were approximately $3.5 million, $15.5 million and $0.6 million, respectively. There are commitments for IT projects and upgrading the ERP system the in SV in total amount of approximately $2.6 million in 2005.

Credit Facilities

As of December 31, 2004, Scitex Vision’s borrowings under its revolving lines of credit and long-term loans for working capital and investments purposes from banks in Israel amounted to $41.9 million, bearing interest ranging from LIBOR +1.0% to LIBOR +2.25%, partially linked to the dollar and partially to the Euro. As of June 20, 2005, the principal amount outstanding under these credit lines amounted to $42.5 million. These credit lines are secured by a floating charge on Scitex Vision’s assets and by approximately $13 million of restricted deposits. Under these credit lines, Scitex Vision is required to adhere to certain financial and other restrictive covenants such as equity level, profitability and financial ratios and restriction on payment of dividends. In the past, Scitex Vision failed to meet certain of these covenants but was able to cure such default following negotiations with the banks and by raising additional funds from us and other shareholders of Scitex Vision. However, we cannot assure you that Scitex Vision will be successful in satisfying these covenants in the future.

Most of the short-term bank credit of Scitex Vision is also in dollars, generally at variable rates linked to LIBOR. This includes a short-term bank loan denominated in dollars and bearing interest at a rate of LIBOR + 1.0% to LIBOR + 2.25% per annum (as of December 31, 2004, 3.63% to 4.88%, respectively) in the amount of approximately $16.4 million. Scitex Vision also has in place other short-term banks loans denominated in Euros and bearing interest of one month LIBOR + 1.75% to LIBOR + 2.0% per annum (as of December 31, 2004, 4.0% to 4.25%, respectively) in the aggregate amount of approximately 10.5 million Euros (representing $14.4 million based on the exchange rate between the Euro and the dollar as of December 31, 2004).

See Item 5F below.

Tax Audits

In Israel, we have received, or are considered to have received, final tax assessments through the 1999 tax year.

In partial settlement of an audit by the Internal Revenue Service (IRS) of our U.S. subsidiaries for the years 1992 through 1996, we consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues. In June 2002, we received a notice from the IRS assessing $29.6 million of additional federal income taxes for the years 1992 through 1996. In August 2002, we appealed the proposed additional assessment and in February 2004 reached a settlement with the IRS, whereby we agreed to an assessment of $5.9 million of additional federal income taxes for these years (rather than $29.6 million as initially proposed by the IRS, excluding interest accrued thereon). We had previously established balance sheet reserves on account of this audit which turned out to be sufficient, and, as noted above, we had already made advance payments to the IRS of $21.5 million on account of this audit until the end of 2003. Accordingly, we paid as a final additional cash cost of the IRS audit (taking into consideration the full federal tax assessment, state taxes and interest thereon, and after application of the $21.5 million advance payment), an amount of approximately $11.6 million. In December 2004, as a result of the conclusion of the 1992–1996 IRS audit, we filed amended federal tax returns for the years 1994, 1995 and 1997, requesting a refund of $7.8 million of federal taxes. To date, the IRS has not responded to our request. Due to the existing uncertainty surrounding the outcome of this request, this amount is not included in our consolidated financial statements included in this Annual Report.

In late 2002, we received a demand from the Israeli Tax Authority (ITA) to make a tax payment of approximately $2.6 million related to an assessment of an intracompany sale of shares that was effected during 1996 reflecting a much higher valuation to the transaction than the one established by us. In March 2004, we reached an agreement with the ITA, pursuant to which we paid approximately $30,000 in full settlement of this demand.

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

In mid-2001, Scitex Vision International filed an application for an advance ruling by Hong Kong’s Inland Revenue Department (IRD). In general, this application sought the IRD’s agreement that Scitex Vision International’s sales outside of Hong Kong will be exempt from tax in Hong Kong and that sales within Hong Kong will be subject to a lower tax rate. During 2003, the IRD declined the application. Thereafter, Scitex Vision International sold the local subsidiary and ceased the relevant activity in Hong Kong. Scitex Vision International believes that due to current balance sheet reserves, it is not necessary at this time to establish additional reserves relating to this matter in Hong Kong.

In addition, we are undergoing a tax audit in Europe and the tax consequences in Israel of the Creo transaction are still to be determined with the tax authorities. While we believe that we established sufficient reserves for these matters, additional payments may be required at the conclusion of these matters. It is not possible to predict at this time whether and when any eventual payments will be made.

Outlook for 2005

In 2005, we expect our majority owned subsidiary, Scitex Vision, to generate cash from its operations. Our investment activities, which may include investments in group companies, earnout payments for past acquisitions and investments in capital assets, are expected to be higher than the amount of cash generated by our operating cash flow. As described elsewhere in this Annual Report, in June 2004 we paid approximately $28 million in consideration for the shares purchased by us in the self tender offer and approximately $90 million was paid to our shareholders in July 2004 as part of the cash distribution. As a result, our shareholders’ equity and cash balance has decreased by the same amount. Our management believes that existing cash and short-term investments together with available credit lines and funds generated from operations of subsidiaries will be sufficient to meet operating requirements in the year 2005. We may also continue to invest in our subsidiaries and group companies, and in other new companies.

EFFECTIVE CORPORATE TAX RATE

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003 (other than with respect to gains deriving from the sale of listed securities). However, the manufacturing facilities in Israel of some of our group companies have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. The tax benefit is afforded for seven years from the year the relevant facility first earns taxable income, but no later than 12 years from the first year of operating or 14 years from the year in which the approval was granted. Subject to compliance with applicable requirements, the income derived from these Approved Enterprise facilities will be fully tax-exempt during the first two years of the seven-year tax benefit, and will be subject to a reduced tax rate of a maximum of 25% during the remaining five years, but in any event not later than 2006 regarding Approved Enterprise facilities that are already approved and effective. The actual tax rate will depend upon the percentage of non-Israeli holders of the share capital of these companies.

In 2004, we do not expect to have taxable income at Scitex, the parent company. See below under “Item 10E – Taxation” and in Note 12 to our consolidated financial statements for more information on our income taxes.  The above benefits are conditioned upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder and the instruments of approval for the specific investments in Approved Enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of the benefits received, in whole or in part. See above under the caption “Tax Audits” regarding a settlement of a dispute with the Israeli tax authority in this respect.

MARKET RISK

For information on our market risk and the use of financial instruments for hedging purposes, see below under “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

GRANTS FROM THE OFFICE OF THE CHIEF SCIENTIST

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is condition upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist’s programs and with the provisions of the R&D Law.

Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the research committee of the Chief Scientist. In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to the programs maintained by our Israeli subsidiaries and group companies range from 3% to 5%.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

In March 2005, an amendment to the R&D Law was approved by Israel’s Parliament, which amendment is intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel. As described above, currently, the law permits the Office of the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in exchange for payment of higher royalties. The amendments further permits (1) the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of increased royalties, and (2) under certain circumstances and subject to the Office of the Chief Scientist’s prior approval, the transfer outside Israel of know-how that has been funded by Office of the Chief Scientist, generally in the following cases: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. This amendment will come into effect on June 7, 2005. To our knowledge, the Israeli government intends to amend the royalty regulations promulgated under the R&D Law to reflect this amendment. This amendment to the regulations may also include an update to the royalty rates.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Since Scitex currently participates in these programs solely through its subsidiaries and some of its group companies, we do not believe that any non-Israeli who becomes a holder of 5% or more of our outstanding shares is required to comply with the aforesaid notification and undertaking requirements.

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

We recorded grant participation from the Office of the Chief Scientist totaling approximately $0.7 million in 2002, $0.5 million in 2003 and $0.6 million in 2004. Pursuant to the terms of these grants, Scitex Vision and Jemtex are obligated to pay royalties in the range of 3% to 5% of revenues derived from sales of products funded with these grants.

However, a portion of the grants to Scitex Vision are from the MAGNET program that does not bear any royalties. As a member of the Digital Printing Consortium, some of the grants that Scitex Vision received from the Office of the Chief Scientist were pursuant to the “MAGNET” program – a program for research and development of generic technologies within a consortium of commercial companies and academic institutions. In this program, the effective rate of the grants is up to 66% of the expenses and there is no obligation to pay any royalties. However, the MAGNET program requires Scitex Vision to cross license certain technology developed in connection with such program to the other members of the consortium.

As of December 31, 2004, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $7.0 million, compared to $4.2 million as of December 31, 2003. The increase is due primarily to the consolidation of Jemtex in our financial statements and, consequently, the inclusion of Jemtex’s contingent liability to the Office of the Chief Scientist.

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

Our research and development activities primarily consist of over 95 employees, most of them in Scitex Vision’s operations in Israel. In addition, a high proportion of the employees of our group companies are engaged in research and development.

We, through our subsidiaries, have taken advantage of royalty-bearing grants in the form of participations in industrial research provided by the Government of Israel. The following table shows the amounts and relative percentages of total research and development expenditures and the royalty-bearing participations therein, for the years indicated:

	Year Ended December 31,

	2004			2003			2002

	(Dollars in thousands)

Total expenditure incurred	$13,043	10.2	%(1)	$11,537	11.2	%(1)	$7,761	9.1	%(1)
Less royalty-bearing participations, from the Government of Israel(3)	$594	4.6	%(2)	$467	4.1	%(2)	$701	9.0	%(2)

Net expenditure	$12,449	9.7	%(1)	$11,070	10.8	%(1)	$7,060	8.2	%(1)

(1)	Percentage indicates the ratio of the relevant item to total revenues from continuing operations.
(2)	Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).
(3)

See Note 14g to our consolidated financial statements included in this Annual Report. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, see “Item 5B – Liquidity and Capital Resources–Grants from the Office of the Chief Scientist.”

As of the end of 2004, we, principally through Scitex Vision, own, license or otherwise have rights in over 80 issued patents and 79 patent applications pending in the United States and elsewhere. As part of the SDP transaction in January 2004, we assigned to Kodak approximately 324 issued patents and 197 pending patent applications relating to our high-speed digital printing business. In addition, a number of issued patents and pending applications are held by our other group companies. We also claim proprietary rights in various technology and trade secrets relating to our products and operations. We also hold a number of trademarks and service marks in the United States and elsewhere, including for the name Scitex and the Scitex logo.

See also “Item 4–Business Overview–Intellectual Property and Proprietary Rights.”

D.	TREND INFORMATION

—

General. The deterioration of the global economy starting in the second half of 2001 has resulted in a decline of advertisement spending and consequently a slowdown of capital investments in the digital printing market in which we operate. Since 2003, we identified a moderate improvement in the general market for commercial printers equipment and, in the past year, specifically in certain countries in Latin America, Africa and Asia Pacific. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations.

—

Industry. The printing industry underwent substantial changes over the recent years. Analog, labor intensive processes, characterized by high setup costs and long production runs, are being replaced by digital processes in both the preparation of data for printing (preprint) and in the actual printing process (digital print). The printing industry, which historically has grown at GDP rates, experienced strong growth in revenue and profitability in the years up until the middle of 2001, fueled mainly by increased advertising spending. Since then, and particularly following the events of September 11, 2001, there was a substantial slowdown in activity in this industry, demonstrated by slower replacement of equipment and reduced capital equipment purchases, and there is no assurance that the strong capital spending experienced in the industry through the middle of 2001 will return. However, since 2003, and specifically in 2004, we identified a moderate improvement in the general market for commercial printers equipment, including in the wide format printing systems segment in which we operate. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations.

Digital printing growth is driven by the demand for shorter lead times for printed products, variability and personalization of output, and the savings derived from elimination of obsolescence and inventory related costs. We believe these trends will continue and even strengthen as the market gets accustomed to new processes and cost-efficiency paradigms. In general, most digital printing application areas have seen moderate growth rates over the last few years partly due to digital processes replacing analog ones and partly due to new print products and applications being developed such as wide and super wide format printing on various types of substrates.

Recently, we learned about several transactions, including the acquisition of Vutek Inc., one of our main competitors in the super-wide format market, by Electronics For Imaging, Inc. (EFI), and the acquisition of Inca Digital Printers, one of our competitors in the digital flatbed market, by Dainippon Screen Mfg. Co. Ltd. We are not certain whether these transactions indicate a trend of consolidation in the industry, noting that we believe that the market is fragmented on the customer side and the system manufacturers’ side.

—

Revenue outlook. We have seen revenues from our continuing operations increase in 2004 at a 25% rate reaching approximately $128.2 million and, in 2003, at a 20% rate (reaching approximately $103 million). We believe that, subject to general market conditions over which we have no control, we should be able to maintain moderate growth in our revenues in 2005.

—

Composition of revenue. In 2004, we derived approximately 39% of our revenues from services and supplies, compared to 41% in 2003 and 38% in 2002. Our growing installed base is expected to contribute to the growth of our recurring revenues from services in 2005, a trend which may be offset by reduction in revenues from our supplies business, which is currently characterized by a very competitive arena with eroding prices. Due to these conflicting trends as well as numerous factors beyond our control, we cannot predict at this time the composition of revenue in 2005.

—

Gross margins. Our gross margins, which depend primarily on product and revenue mix, improved in 2004 compared to 2003, from 38.6% to 44.6% (40.7% in 2002). Subject to unexpected market developments and competition, we believe that in 2005 we can maintain our gross margins comparable to 2004, primarily through sale of products that carry a higher margin than our current offerings, cost reduction programs and lower equipment manufacturing costs. We are proactively working on reducing the costs of production through cost engineering methods and outsourcing.

—

Other. Consistent with past practice, we intend to continue to explore strategic alternatives relating to our holdings, including a possible initial public offering, and possible dispositions or acquisitions. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the terms on which it would occur. As previously announced, we are engaged in preliminary negotiations for the possible sale of our holdings in Scitex Vision, our remaining principal operating subsidiary. There is no assurance if, when or on what terms such a transaction will take place.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes therein, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes, as of December 31, 2004, our following contractual obligations to third parties for the periods indicated:

	Payments Due By Period (in $ millions)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	$14,899	$3,557	$7,234	$4,108	–

Operating leases (facilities and vehicles)	17,045	2,452	3,983	3,158	7,452

Total contractual cash obligations	$31,944	$6,009	$11,217	$7,266	$7,452

As to our royalty obligations and outstanding guarantees as at December 31, 2004, see Note 10 to our consolidated financial statements included in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management:

Name	Age	Director Since	Position

Ami Erel(1) (2) (11)	57	2003(3)	Chairman of the Board of Directors*

Raanan Cohen(2) (4) (5)	37	2002	President and Chief Executive Officer; Director

Yahel Shachar	44	–	Chief Financial Officer & Corporate Secretary

Dov Ofer	51	–	President and Chief Executive Officer, Scitex Vision

Avraham Asheri(4) (6) (7)	67	2000	Director; Chairman of the Audit Committee*

Ophira Rosolio-Aharonson(4)(6)	55	2000	Director*

Ariella Zochovitsky (4) (6) (8)	49	2002	Director*

Avraham Fischer (9) (11)	48	2003	Director*

Shay Livnat (9) (10)	46	2003	Director*

Shimon Alon	55	2003	Director*

Gerald Dogon(6) (8) (11)	65	2003	Director*

Nachum Shamir	51	2004	Director

*	Designated as “independent director” in accordance with Nasdaq Marketplace Rules.
(1)	Member of the Remuneration Committee of the Board of Directors.
(2)	Nominee of Discount and its wholly owned subsidiary.
(3)	Also served as director of Scitex from January 2000 to December 2001.
(4)	Member of the Financial Investments Committee of the Board of Directors.
(5)

Seconded to us by Discount pursuant to the Services Agreement described under “Item 7B – Services Agreements” below. Mr. Cohen is the son of Mr. Eliahu Cohen, a member of the board of directors of Clal, Discount and IDB Holding Corporation Ltd. (“IDB Holding”), and Chief Executive Officer and a director of IDB Development Corporation Ltd. (“IDB Development”).

(6)	Member of the Audit Committee of the Board of Directors.
(7)	Initially proposed for election as a director by Discount.
(8)	An “Outside Director” pursuant to the Companies Law.
(9)	Nominee of Clal through CEI, its wholly owned subsidiary.
(10)

Mr. Livnat is the son of Avraham Livnat, an affiliate of IDB Holding and the brother of Zvi Livnat, a co-CEO of Clal and a director of several companies within the IDB group, including IDB Holding, IDB Development and Discount.

(11)	Member of the Nominating Committee of the Board of Directors.

Ami Erel was appointed Chairman of our board of directors in June 2003. He has served as President and Chief Executive Officer of Discount since June 2001. From November 1999 to December 2001, he served as the Chairman and Chief Executive Officer of Elron Electronic Industries Ltd. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq, The Israel Telecommunications Corp. Ltd. and from 1997 to 1998 he was Chairman of the Board of Directors of PelePhone Communications Ltd. He continues to serve as Chairman of Elron and currently serves as chairman or a director of several companies in the DIC group, including Property and Building Corporation Ltd. and Super-Sol Ltd. He holds a bachelor of science degree in electronic engineering from the Technion, the Israel Institute of Technology, Haifa, Israel.

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

Dov Ofer was appointed President and Chief Executive Officer of Scitex Vision in January 2002. He served as Scitex Vision’s Executive Vice President of Sales, Marketing and Business Development from 1999 to January 2002. Prior to joining Scitex Vision, Mr. Ofer served as the Managing Director of Matan Digital Printing, a company whose super-wide format technology and operations were acquired by Scitex Vision in 1998. He holds a bachelors degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from University of California – Berkeley.

Avraham Asheri is an economics advisor. He served as President and Chief Executive Officer of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a member of the bank’s Management Committee from 1983. Prior to joining Israel Discount Bank, during a period of 23 years Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the boards of directors of several companies, including Elron Electronic Industries Ltd., Kardan Real Estate Ltd., Elbit Systems Ltd., Africa – Israel Investment Ltd., Africa-Israel Investments Ltd. and Discount Mortgage Bank Ltd. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University of Jerusalem, Israel.

Ophira Rosolio-Aharonson is an executive director at several private and publicly traded high-tech companies, a strategic business consultant and a partner and advisor to several venture capital firms in Israel and in the U.S. She was a co-founder of Seagull Technology, Inc. and served as CEO of Terra Computers, Inc. in the U.S. from 1992 to 1999. Prior to that she served as a senior executive, holding various managerial positions at Clal Computers & Technology. She is a member of the board of directors of Cimatron Ltd. and OptiSign Ltd. Ms. Rosolio-Aharonson has a bachelors degree in applied mathematics and physics and completed courses required for a masters degree in bio-medical engineering from the Technion – Israel Institute of Technology in Haifa, and is a graduate of the executive business and management program of Tel Aviv University.

Ariella Zochovitzky is the general manager and partner of C.I.G. Capital Investments Group Ltd., a firm of management consultants, which she has managed since July 2001. In addition, she was a partner in two venture capital funds from July 2000 to early 2001 and a general manager and partner in the firm of Zochovitzky & Weinstein, certified public accountants, from 1989 to June 2000. She was previously a partner with the certified public accountants, Kost Forer & Gabbay (a member of Ernst and Young International), which she joined in 1980 as a trainee accountant, subsequently becoming a partner. Ms. Zochovitzky served as a director of several companies and currently serves as a director of several companies, including Provident Funds Management – Israel Discount Bank Ltd., Elco Holdings Ltd. and Inspire Investments Ltd. She holds a bachelors degrees in economics and accounting from the University of Haifa, Israel, and a masters degree in management from the Tel-Aviv University and Northwestern University (J.L. Kellogg Graduate School of Management). She is a registered CPA in Israel.

Avraham Fischer is the Executive Vice President of IDB Holding, the deputy Chairman of IDB Development and a co-Chief Executive Officer of Clal. In addition, he is a partner of Fischer, Behar, Chen & Co., an Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies operating primarily in the field of tourism and aviation, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies operating primarily in the fields of real estate, communications and technologies. He serves as a director of Clal, Discount, American Israeli Paper Mills Ltd., Elron Electronic Industries Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co- Chairman of Matan – Your Way to Give, a non-profit organization.  Mr. Fischer holds an LL.B. degree from the Tel Aviv University, and is a member of the Israeli bar association.

Shay Livnat is the Chief Executive Officer of Zoe Holdings Ltd., a company he founded in 1988, which is primarily engaged in investments in telecom and high-tech companies. He is a co-Chairman of UPS Israel (United Parcel Service Israel) and UTI (Isuzu GM trucks) Ltd. and serves as a director of Taavura Holdings Ltd., IDB Development, Clal and other companies in the IDB group. From 1988 to 1998, Mr. Livnat served as CEO of Tashtit Group. He holds a bachelor degree in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

Shimon Alon is the Chairman of the Board of Directors of Attunity Ltd. He served, until June 2003, as Chief Executive Officer of Precise Software Solutions Ltd., a provider of application performance management, having held such position since September 1997, and was also President of Precise from September 1997 until December 2000. He also served as a director of Precise from December 1998. Following the acquisition of Precise by Veritas Software Corp. in June 2003, Mr. Alon served as an executive advisor to Veritas until January 2004. From October 1982 to August 1996, he worked at Scitex and its subsidiaries in various executive management, sales, marketing and customer support capacities, including Senior Executive Vice President of Scitex and President of its Graphic Art Group from November 1995 to August 1996, President and Chief Executive Officer of Scitex America Corp. from May 1995 to July 1996, and Managing Director of Scitex Europe S.A. from February 1993 to May 1995. He holds a degree from the Executive Management Program at the Harvard Business School in Cambridge, Massachusetts.

Gerald Dogon was Chief Financial Officer of DSP Communications, Inc. from August 1994 through October 1998, during which period he also served DSP as Executive Vice President from July 1996 through October 1998 and as Senior Vice President from August 1994 through July 1996. Mr. Dogon also served as a director of DSP from November 1997 to January 1999. From December 1987 to August 1994, he held various senior financial positions with several Israeli companies, including Nilit Ltd., Mul-T-Lock Ltd., Israel General Bank Ltd. and Indigo Ltd. Prior thereto, Mr. Dogon was employed for 16 years by Scitex, where he served as Executive Vice President and Chief Financial Officer from October 1986 to August 1987, Corporate Vice President – Finance from September 1971 to October 1986, and Corporate Secretary from December 1972 to May 1987. He is a director of several private companies and served as a director of Nogatech, Inc. from 1999 to 2000, of Mul-T-Lock Ltd. from 1997 to 1999, and of Contahal Ltd. from 1993 to 1998, and acted as chairman of the audit committee at both Nogatech and Contahal. Mr. Dogon holds a bachelors degree in economics and commerce from the University of Cape Town, South Africa.

Nachum Shamir has served as the President and Chief Executive Officer of Kodak Versamark, Inc. (whose operations were previously those of SDP) and as Vice President of Eastman Kodak Company since January 2004. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex. From January 2001 to January 2004, he served as the President and Chief Executive Officer of SDP, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. (now Creo Asia Pacific (H.K.) Ltd.) from 1993. Mr. Shamir holds a bachelors degree in science from the Hebrew University of Jerusalem and a masters degree in public administration from Harvard University.

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

B.	COMPENSATION

General

The following table sets forth with respect to all directors and senior management of Scitex as a group all cash and cash-equivalent forms of remuneration paid by Scitex during the fiscal year ended December 31, 2003 and 2004:

	Salaries, fees, directors’ fees, commissions and bonuses	Other benefits

All directors and senior management as a group (consisting of 12 persons in 2003)	$848,405	$67,057

All directors and senior management as a group (consisting of 12 persons in 2004)	$807,787	$71,191

In accordance with the approval of our shareholders on December 27, 2000, our outside directors, Ms. Zochovitzky and Mr. Dogon, receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted for each outside director under regulations issued pursuant to the Companies Law (which equate to approximately $10,200 per annum and a participation fee of approximately $400 per board or committee meeting), although new regulations were approved in 2003, which would, in certain circumstances, permit us to pay higher fees. Directors’ fees and participation fees of a similar amount are paid to all our other directors, other than directors who are office holders of our principal shareholders. Except as aforesaid, we did not compensate any of our other directors in 2003 (excluding compensation for directors who are also our officers).

During 2004, an aggregate sum of approximately $71,191 was set aside by us to provide pension, retirement and severance benefits to members of our senior management, compared to $56,000 during 2003.

As of December 31, 2004, certain of our officers held options to purchase our ordinary shares. See Item 6E below.

There are no arrangements or understandings between us and any of our directors for benefits upon termination of service.

CEO Compensation

See the description under “DIC Services Agreement” in Item 7B below.

C.	BOARD PRACTICES

INTRODUCTION

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

ELECTION OF DIRECTORS

Our directors are elected at annual meetings of our shareholders. Except for our outside directors (as described below), our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

ALTERNATE DIRECTORS

Our articles of association provide that a director may appoint another person to serve as an alternate director. An outside director may not appoint an alternate director, except in very limited circumstances. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director. An alternate director shall have all the rights and obligations of the director who appointed him or her. The alternate director may not act for such director at any meeting at which the director appointing him or her is present. Unless the time or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. Notwithstanding the foregoing, a director may serve as an alternate director on any committee of our board of directors of which he or she is not already a member. At present, there are no appointments of alternate directors.

OUTSIDE DIRECTORS

Under the Companies Law, Israeli companies whose shares are listed for trading on a stock exchange or have been offered as securities to the public in or outside of Israel are required to appoint at least two “outside directors.” Our outside directors are Ariella Zochovitzky and Gerald Dogon.

The Companies Law provides that a person may not be appointed as an outside director of a company if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date any affiliation with:

—	the company;

—	any entity controlling the company; or

—	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—

service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

No person can serve as an outside director if the person’s position or other business creates, or may create a conflict of interests with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

—	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

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

INDEPENDENT DIRECTORS

The Nasdaq Marketplace Rules currently require us to have at least two independent directors on our Board of Directors. Under new Nasdaq Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the Nasdaq Marketplace Rules and our Audit Committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq.

Of the ten (10) members of our board of directors, our board of directors has determined that (1) all, except for Mr. Cohen, our chief executive officer, and Mr. Shamir, our former chief executive officer, qualify as “independent directors” within the meaning of the Nasdaq Marketplace Rules and (2) that Mr. Asheri, Ms. Zochovitzky, Mr. Dogon and Ms. Rosolio-Aharonson, being all of the members of out Audit Committee (see below) also qualify as “independent directors” under SEC rules.

COMMITTEES OF THE BOARD

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members.Our board of directors has established the following committees:

Audit Committee. Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors, including all of the outside directors, but may not include:

—	the chairman of the board,

—	a controlling shareholder or any relative thereof, or

—	any director who is employed by the company or provides services to the company on a regular basis.

Under the Companies Law, the role of the audit committee is:

—

to examine irregularities in the management of the company’s business, including in consultation with the internal auditor and/or the company’s independent accountants, and to recommend remedial measures to the board, and

—

to review, and, where appropriate, approve certain related party transactions specified under the Companies Law, which it may not approve unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted, as more fully described below.

Since our ordinary shares are listed on Nasdaq, we are also subject to Nasdaq rules which currently provide that a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. In addition, pursuant to SEC rules, effective as of July 31, 2005, the members of the Audit Committee are generally required to be independent within the meaning of the SEC rules. Our Audit Committee comprises Mr. Asheri (chairman of the Audit Committee), Ms. Zochovitzky and Mr. Dogon (our Outside Directors) and Ms. Rosolio-Aharonson, all of whom are independent within the meaning of applicable Nasdaq and SEC rules. In addition, we have adopted a charter as required by the Nasdaq rules.

Our Audit Committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our outside auditors. Our Audit Committee also has the authority and responsibility to oversee our outside auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our outside auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

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

Remuneration Committee. Our board of directors has also appointed a remuneration committee, which currently comprises Ami Erel, Avraham Fischer and Gerald Dogon, all of whom are independent within the meaning of applicable Nasdaq rules. The role of the remuneration committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the remuneration committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

Financial Investments Committee. Our board of directors has also appointed a financial investments committee, which currently comprises Avraham Asheri, Raanan Cohen, Ophira Rosolio-Aharonson and Ariela Zochovitzky. The role of the financial investments committee is to review and manage our financial investments and cash management in accordance with the principles approved by the board of directors.

Nominating Committee. In March 2005, our board of directors has appointed a nominating committee, which currently comprises of Ami Erel, Avi Fischer and Gerald Dogon, all of whom are independent within the meaning of applicable Nasdaq rules. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board.

INTERNAL AUDITOR

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Joseph Ginossar of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting at which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of a relative of the office holder. An extraordinary transaction is a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company. When an extraordinary transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of the members of the board of directors have a personal interest therein, shareholder approval is also required.

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

—	the breach of his or her duty of care to the company or to another person;

—

the breach of his or her duty of loyalty to the company, provided that he or she acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the company; and

—	a financial obligation imposed upon him or her in favor of another person.

Our articles were amended in December 2000 to contain provisions in line with the aforesaid provisions and, having obtained the approvals required under the Companies Law and our articles, we have procured the permitted insurance for our office holders. In December 2003, the Company’s shareholders set the maximum annual premium for such insurance at $1,000,000.

Indemnification. Subject to certain qualifications, the Companies Law also permits us, provided that our articles of association allow us to do so, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company, retroactively (after the liability has been incurred) or in advance, for:

—

a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

—

reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent

In addition, our articles of association provide that:

—	we may indemnify an office holder following a determination to this effect made by us after the occurrence of the event in respect of which the office holder will be indemnified; and

—

we may undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of occurrences, which, in the opinion of our board of directors, are, at the time of giving the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

In April 2004, the Company’s audit committee, board of directors and shareholders, in that order, also resolved to indemnify the Company’s office holders, including any future director or officer of the Company who may be considered a “controlling shareholder” (as such term is defined under the Companies Law), by providing them with a Letter of Indemnification to be substantially in the form approved by the shareholders. (See Exhibit 4(c)(3) in Item 19 for the form of the Letter of Indemnification to office holders.)

Limitations on Exculpation, Insurance and Indemnification. The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—

a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly. unless it was committed only negligently;

—	any act or omission committed with the intent to derive an illegal personal benefit; or

—	any fine imposed against the office holder.

In addition, under the Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, such as if the beneficiary is a director, by our shareholders.

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

The following table details certain data on the workforce (including temporary employees) of Scitex and its consolidated subsidiaries for the periods indicated*:

	As at December 31,

	2004	2003	2002(1)

Approximate numbers of employees by geographic location
United States	54	67	45
Israel	299	246	193
Europe and elsewhere	213	142	167

Total workforce	566	455	405

Approximate numbers of employees by category of activity
Research and development	111	102	68
Sales and marketing	70	53	60
Customer support	116	102	98
Operations and logistics	169	111	99
General and administrative	100	87	80

Total workforce	566	455	405

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

The increase in the number of our employees from 2003 to 2004 resulted mainly due to the increase in the business activities of Scitex Vision and the initial consolidation of Jemtex in 2004, which accounted for additional employees. The increase in the number of our employees from 2002 to 2003 resulted mainly from the acquisition of Scitex Vision International by Scitex Vision. During 2004, we employed on average approximately 23 temporary employees (compared to 16 in 2003).

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

SECURITY OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

None of our directors own any of our shares or hold any stock options for the purchase of our shares. Although several of our directors are directors or officers of our major shareholders or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders.

The following table details as of the date of this Annual Report the number of our shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), and stock options held, by members of our senior management.

Name and Address	Number of Shares Owned	Percent of Shares Outstanding	Number of stock options held(1)

Dov Ofer (2)	15,000	*	–
Yahel Shachar (3)	40,000	*	80,000

* less than 1% of our outstanding ordinary shares.

(1)	Excludes options exercisable within 60 days. Each stock option is exercisable into one ordinary share. All our shares have identical voting rights.

(2)

Dov Ofer is the President and CEO of Scitex Vision. The 15,000 shares held by Mr. Ofer are in the form of stock options, which are exercisable within 60 days of the date of this Annual Report. The exercise price of the stock options is $11.1875 per share and they expire in December 2008.

(3)

Yahel Shachar is the CFO of Scitex. The 40,000 shares held by Mr. Shachar are in the form of stock options, which are exercisable within 60 days of the date of this Annual Report. The exercise price of all the stock options held by Mr. Shachar is $3.70 per share and they expire in September 2014.

STOCK OPTION PLANS

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

—

1991 Plans. In September 1991, our shareholders approved two plans, the Scitex Israel Key Employee Share Incentive Plan 1991, primarily designed for employees of Scitex and its subsidiaries located in Israel, and the Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995), primarily designed for employees of Scitex’s non-Israeli subsidiaries. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, were determined by our board of directors. These plans expired in September 2001, except with respect to outstanding options granted under such plans. Accordingly, no further options can be granted under these plans. Outstanding options under the 1991 plans expire at various dates from 2006 through 2014.

—

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

The following table details certain information with respect to the foregoing plans:

	1991 Share Option Plans*	2001 and 2003 Share Option Plans**

Number of shares available for future option awards	0	1,732,000
Number of options exercised	860,295	0
Number of options outstanding	311,671	168,000
Weighted average exercise price of options outstanding	$10.21	$3.70

* The data presented in this column are as of June 6, 2005.
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

         Subsidiaries Stock Option Plans. Scitex Vision adopted a share option plan, primarily designed for employees of Scitex Vision and its subsidiaries. The plan permits the grant of options for the purchase of shares in Scitex Vision. As of June 6, 2005, Scitex Vision granted options under its plan to employees, directors and officers, exercisable, in the aggregate, for approximately 9.7% of its share capital (on a fully-diluted basis). In this respect, see also in“ Item 7B. Related Party Transactions – Scitex Vision-Scitex Vision International Combination” below.

         Jemtex adopted a share option plan, primarily designed for employees of Jemtex. The plan permits the grant of options for the purchase of shares in Jemtex. As of June 6, 2005, Jemtex granted options under its plan to employees, directors and officers, exercisable, in the aggregate, for approximately 1.3% of its share capital (on a fully-diluted basis).

REPURCHASE PROGRAM

In May 1998, our board of directors approved a program for our repurchase of up to two million of our ordinary shares, to be held for the benefit of employees within the framework of our stock option plans. These ordinary shares are held by a trustee for reissuance to employees upon the exercise of existing stock options. Under the approved program, we may not purchase ordinary shares from our major shareholders. A balance of 448,975 ordinary shares are held by the trustee pursuant to the program, purchased with funds provided by us. No ordinary shares have been repurchased under this program since August 5, 1999.

ITEM 7.	MAJOR SHAREHOLDERS & RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Unless otherwise stated, all data in this Item 7 is as of June 20, 2005, at which date there were 38,066,363 of our ordinary shares outstanding, excluding:

—	the 448,975 ordinary shares purchased by the trustee pursuant to the repurchase program described above; and

—

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

The following table sets forth the number of our ordinary shares owned by any person who is known to us to own beneficially more than 5% of our ordinary shares or otherwise affiliated with Discount and/or Clal:

Name and Address	Number of Shares Owned*		Percent of Shares Outstanding*

Clal Electronics Industries Ltd. (“CEI”) (1)	18,702,255	(2)	49.13	%(2)
Discount Investment Corporation Ltd. (“Discount”)(3)	18,702,255	(2)	49.13	%(2)
Suny Electronics Ltd. (“Suny”)(4)	4,156,074		10.92%
Mivtach Shamir Holdings Ltd. (“Mivtach Shamir”) (5)	2,090,200		5.49%
Ilanot Discount Ltd. (6)	87,655		**
Clal Finance Batucha Investment management Ltd. (7)	14,372		**

*

The number of shares owned by a shareholder or a group includes shares, if any, that such shareholder or group has the right to receive upon the exercise of options which are exercisable within 60 days as of June 6, 2005.

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

(3)

Of the 9,292,723 ordinary shares owned by Discount, 4,880,334 shares are held through DIC Loans Ltd., an Israeli company wholly owned by Discount. Discount may be deemed to share with DIC Loans the power to vote and dispose of our outstanding ordinary shares held by DIC Loans.

(4)

Based upon a Schedule 13D/A filed by Suny with the SEC on June 9, 2005. Ben Dov Holdings Ltd., a company wholly owned by Mr. Ilan Ben Dov, holds 66.04% of the shares of Suny. Accordingly, Ben Dov Holdings Ltd., and Mr. Ben Dov may be deemed to share with Suny the power to vote and dispose of the Scitex shares held by Suny.

(5)

Based on Schedule 13G filed by Mivtach Shamir and Meir Shamir with the SEC on March 10, 2005. The 2,092,200 shares are held by a wholly owned subsidiary of Mivtach Shamir. Mr. Shamir, Chairman of Mivtach Shamir and owner of 39.95% of its shares, has entered into a shareholders agreement with Ashtrun Industries Ltd., which owns 16.97% of Mivtach Shamir’s shares, and may be deemed to beneficially own the 2,092,200 Scitex shares held by Mivtach Shamir.

(6)	Based on a report received by Scitex on June 26, 2005. IDB Development and Discount together owned a 45% interest in Ilanot.

(7)	Based on a report received by Scitex on June 16, 2005. Clal Insurance is a majority owned subsidiary of IDB Development.

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

         Clal and Discount are both controlled by IDB Development Corporation Ltd. (“IDB Development”), a majority owned subsidiary of IDB Holding Corporation Ltd. (“IDB Holding”). Both IDB Development and IDB Holding are Israeli companies. IDB Development holds investments in various entities, operating primarily in the fields of insurance, real estate, high-tech and electronics. IDB Holding is a holding company that, through IDB Development, holds investments in various entities, operating primarily in the fields of insurance, real estate, high-tech and electronics.

         Each of IDB Development’s, IDB Holding’s, Discount’s and Clal’s respective shares are listed on the TASE.

         Based upon reports received by Scitex, as of June 16, 2005, IDB Holding is controlled by a group comprised of:

—

Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDB Holding, IDB Development, Clal and Discount and a director of Clal Insurance) and his sister Shelly Bergman (who is also a director of IDB Holding, IDB Development, Clal and Discount), that holds 31.02% of the equity and voting power of IDB Holding;

—

Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development, Clal and Discount, and Isaac Manor is also a director of Clal Insurance), that holds 10.34% of the equity and voting power of IDB Holding; and

—

Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDB Holding, deputy Chairman of IDB Development, co-chief executive officer of Clal and a director of Discount, and another son, Shay Livnat, is one of our directors and a director of IDB Development, Clal and Clal Insurance), that holds 10.34% of the equity and voting power of IDB Holding.

          Ganden, Manor and Livnat, in respect of the above aggregate 51.7% of the equity and voting power of IDB Holding owned by them, have entered into a shareholders agreement relating to, among other things, their joint control of IDB Holding, the term of which is until May 19, 2023. In addition, there are the following holdings, as of June 20, 2005, which are not subject to the said shareholders agreement: (a) Ganden Holdings Ltd., the parent company of Ganden, holds 7.07% of the equity and voting power of IDB Holding; (b) Ganden holds a further 0.19% of the equity and voting power of IDB Holding; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity and voting power of IDB Holding; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity and voting power of IDB Holding; and (e) Mrs. Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDB Holding.

Based on the foregoing, IDB Holding and IDB Development (by reason of their control of Clal and Discount), Ganden, Manor and Livnat (by reason of their control of IDB Holding) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with CEI and Discount the power to vote and dispose of Scitex’s shares beneficially owned by CEI and Discount (including Discount’s wholly owned subsidiary) amounting, in the aggregate, as of June 20, 2005, to 49.13% of such shares.

1980 Voting Agreement

On December 1, 1980, Clal (whose holdings of our shares are held by CEI), Discount and PEC Israel Economic Corporation, a company that is currently a wholly owned subsidiary of Discount but not currently holding any of our shares, entered into a Voting Agreement. Under this agreement, they agreed to vote our shares in concert with respect to the election of our directors and with respect to any ordinary resolution submitted to our shareholders. The agreement also grants rights of first refusal if one of the parties wishes to sell its shares of Scitex to a third party. The agreement was for an initial term of ten years, subject to renewal for additional periods of ten years each unless and until prior notice was given by one party of its intention not to renew. The agreement was automatically renewed and is currently in effect until November 30, 2010.

The foregoing description is qualified in its entirety by reference to the Voting Agreement, dated December 1, 1980, by and among Discount, PEC and Clal which is filed as Exhibit 10.h to our Registration Statement on Form F-1 (filed May 26, 1983) and which is hereby incorporated by reference.

Significant changes in percentage ownership by major shareholders during last three years

In June 2004, Clal and Discount tendered, in the aggregate, approximately 260,000 ordinary shares in the self tender offer we commenced on May 14, 2004. We purchased from Clal and Discount all of these shares. Following consummation of the tender offer, Discount and Clal beneficially own, in the aggregate, 18,702,255 ordinary shares, representing 49.13% of our outstanding ordinary shares, compared to 18,962,020 ordinary shares, representing 44.08% of our outstanding ordinary shares, prior to the tender offer.

Based upon public filings by Suny with the SEC, in July 2004, Suny became the beneficial owner of 2,043,997 ordinary shares, representing 5.37% of our outstanding ordinary shares at the time. Since July 2004, Suny purchased, from time to time, additional ordinary shares in the open market, and, as of June 9, 2005, beneficially owns 10.92% of our outstanding ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 20, 2005, we had 335 shareholders of record, of whom 294 were registered with addresses in the United States, representing approximately 32.5% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 32.3% of our outstanding ordinary shares as of said date).

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

General Duties of Shareholders. In addition, under the Companies Law, each shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

B.	RELATED PARTY TRANSACTIONS

Clal Insurance

We purchase insurance policies in Israel from a number of insurance companies in respect of some of which Clal Insurance Company Ltd., an affiliate of CEI and Discount, acted as leader. In certain instances, we were a beneficiary of insurance policies purchased from Clal Insurance Company by a subsidiary of Creo Inc., in which we no longer hold an equity interest. During 2004, we paid premiums on such insurance in insignificant amounts. The extent to which Clal Insurance Company, or other insurance companies with whom it is affiliated, participated, varied from policy to policy. All insurance was effected at normal business rates.

Services Agreements

Clal Services Agreement. In November 2001, we entered into a Services Agreement with Clal in connection with the transfer of our corporate offices to facilities leased to Clal at the Azrieli Center, Tel Aviv and the seconding of personnel. Pursuant to the Clal Services Agreement, Clal provided us with office space for our personnel, together with other services, such as accounting, security, information management services (MIS) and cleaning. In addition, Clal seconded certain executives to serve in various management positions with us. In addition, with effect from January 1, 2003, two other Scitex employees became employees of Clal and were seconded back to us for 100% of their work hours. Pursuant to the Clal Services Agreement, other employees of Clal and Scitex may be seconded to each other (on a full time or part time basis) on an as-needed basis, as agreed from time to time between the parties.

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

The audit committees of both Scitex and Clal agreed to periodically review and adjust the services rendered and amounts paid pursuant to the Clal Services Agreement. However, the aggregate changes in respect of (i) the amount payable for seconded employees may not exceed an additional $300,000 per annum and (ii) the amount payable for other services provided to us may not exceed an additional $20,000 per quarter, in each case, in excess of the amount envisaged at the commencement of the Clal Services Agreement.

In light of the Discount Services Agreement (described below), which became effective in January 2004, we and Clal have agreed to suspend substantially all the services provided by Clal to us pursuant to the Clal Services Agreement, including the termination of (1) the use by us of the office space provided by Clal, including related ancillary services (such as cleaning, security and MIS), which are now provided to us by Discount pursuant to the Discount Services Agreement, and (2) the seconding of personnel by Clal to us, which is no longer required. The other provisions of the Clal Services Agreement continue in full force and effect, and Clal may continue to provide certain other services to us pursuant to the Clal Services Agreement.

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

Pursuant to the Discount Services Agreement, Discount provides us with office space at the Azrieli Center for our personnel, together with ancillary services, such as cleaning, security and MIS, similar to that previously provided by Clal pursuant to the Clal Services Agreement. In addition, with effect from January 5, 2004, Discount seconded Mr. Raanan Cohen, Vice President of Discount (or another senior officer of Discount if agreed upon by us and Discount) to serve as Interim President and Chief Executive Officer of Scitex, dedicating approximately 40% of his work hours to us. We are required to provide to such person an indemnity letter in connection with personal liabilities that may arise from serving in such capacity similar to the letter provided by us to our other executive officers. Mr. Raanan Cohen currently is also a director of Scitex.

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

Our audit committee will periodically review the services rendered and amounts paid under the Discount Services Agreement. The specific approval of our audit committees is required for any material increases in the amounts paid under the Discount Services Agreement. However, in no event shall the aggregate increase in the office space occupied by us at Azrieli Center exceed 175% of the office space occupied by us at the commencement of the agreement. Initially, the aggregate cost of the services (including the leased office space, but excluding the seconding of Mr. Cohen) was approximately $17,000 per fiscal quarter. However, since September 2004, we no longer lease the office space from Discount. As for the services of Mr. Cohen as our President and CEO, we are required to pay Discount the sum of NIS 493,000 (equivalent to approximately $112,000 based on the current exchange rate) per annum. This sum is based upon the actual cost incurred by Discount with respect to the services of Mr. Cohen. In the event of a change in the cost of such services to Discount or, having regard to our needs, if the parties agree upon a change in the percentage of the work hours to be dedicated to us by Mr. Cohen (or such other senior officer of Discount who may serve as President and/or Chief Executive Officer of Scitex), the consideration payable for these services shall be increased or decreased accordingly, subject to the approval of our Audit Committee, provided that in no event may the sum payable in respect of such services exceed NIS 750,000 (equivalent to approximately $170,000 based on the current exchange rate) per annum.

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

Combination of Scitex Vision and Scitex Vision International

In January 2003, we completed a transaction to combine the operations of Scitex Vision International (our then wholly owned subsidiary) and Scitex Vision (in which we held approximately 42.5% of the outstanding share capital) through a share exchange. Pursuant to the Share Exchange Agreement, (1) we sold all of our shares in Scitex Vision International to Scitex Vision (so that Scitex Vision International became a wholly owned subsidiary of Scitex Vision), and (2) Scitex Vision issued to us shares representing approximately 67% of Scitex Vision’s outstanding share capital, and agreed to reserve up to approximately 5.9% of its share capital, on a fully diluted and as converted basis, for the issuance of stock options to Scitex Vision International’s employees (collectively, the “Consideration”). The Consideration is subject to adjustments in our favor, if, at any time prior to the earlier to occur of (1) January 1, 2010 and (2) the closing of an initial public offering of Scitex Vision’s equity securities (with minimum requirements as to Scitex Vision’s valuation at, and the proceeds of, such offering), any of a number of specified adverse events occur in respect of Scitex Vision. As required by the Share Exchange Agreement, we transferred $15 million to Scitex Vision International as an investment therein. Immediately following this transaction, we held, in the aggregate, approximately 75.5% of Scitex Vision’s outstanding share capital.

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

The investments were made in the form of convertible loans, which have a five year maturity and bear interest at the annual rate of the greater of (i) LIBOR + 1% and (ii) the Israeli consumer price index. The principal amount of the loans, including interest accrued thereon, may be converted into shares of Scitex Vision at a specified conversion price (subject to adjustments for specified events):

—

The conversion price of the July 2003 loan reflects the valuation of the aforesaid combination of Scitex Vision and Scitex Vision International in January 2003 (i.e., valuation of $54 million for the combined entities).

—

The conversion price of the May 2004 loan reflects a valuation of $60 million for Scitex Vision, and is based upon, among other things, a written opinion of a financial advisor retained by Scitex Vision’s board of directors.

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

Following our investment in the rights offerings and the purchase from CDI of the majority of its shares in Scitex Vision, we now hold an approximate 77.1% interest (70.6% on a fully-diluted basis) in Scitex Vision whereas Clal and Discount each hold an approximate 7.2% interest.

Other

During 2004, we maintained business relationships and entered into various other transactions in the ordinary course of business with a number of other companies affiliated with our major shareholders, all on terms which management believes were no less favorable to us than would be obtained in transactions with unaffiliated third parties.

C.	INTERESTS OF EXPERT AND COUNSEL.
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Our consolidated financial statements are set forth in Item 18.

EXPORT SALES

During 2004, Scitex, through its consolidated subsidiaries, had equipment export sales primarily from Israel. Export sales from Israel were of products manufactured by Scitex Vision and amounted to $77.8 million in 2004, compared to $59.3 million in 2003 and approximately $51.5 million in 2002. Altogether, export sales (from Israel only) in 2004 accounted for 60.1% of total net sales, compared to approximately 58% in 2003 and 60% in 2002.

LEGAL PROCEEDINGS

CDI, one of Scitex Visions shareholders, asserted several claims against us and our affiliates, including the following:

—

In October 2003, an NIS 14 million (approximately $3.2 million) lawsuit was filed by CDI against us, Scitex Vision and others, mainly other shareholders of Scitex Vision (among them, our two largest shareholders, Clal and Discount) and the directors of Scitex Vision for the period relevant to the lawsuit (three of whom are our present or former office holders). The lawsuit generally alleged that the terms of the transaction to combine the operations of Scitex Vision and Scitex Vision International and the manner in which it was effected prejudiced the rights of CDI as a minority shareholder of Scitex Vision (see Item 7B above);

—

In December 2003, a separate motion was filed by CDI against us, Scitex Vision, and two other shareholders of Scitex Vision in connection with Scitex Vision’s rights offering that was concluded in July 2003 (See Item 7B above). In particular, the motion alleged that the reorganization of Scitex Vision’s share capital that was effected in conjunction with the rights offering was invalid and prejudiced the rights of CDI; and

—

In late May 2004, CDI filed another lawsuit against us, Scitex Vision, Clal and Discount in connection with Scitex Vision’s rights offering that was concluded in May 2004 (See Item 7B above). The lawsuit generally alleged that the terms of the transaction and the manner in which it was effected prejudiced the rights of CDI as a minority shareholder of Scitex Vision.

We and Scitex Vision as well as the other defendants entered into mediation proceedings with CDI in an attempt to reach an amicable solution of the claims. In early April 2005, we and our two largest shareholders, Clal and Discount, entered into an agreement with CDI whereby we agreed to purchase all of CDI’s interest in Scitex Vision for $1.6 million, plus additional contingent consideration. In the framework of the agreement, CDI agreed to dismiss all of the lawsuits and claims asserted by it against us and the other parties

In addition, see the discussion in Item 5B under the caption“Tax Audits.”

We are from time to time named as a defendant in certain routine litigation incidental to our business. Except as described above, we are currently not party to any legal proceedings which would reasonably be expected to have a material adverse effect on our financial position. For a description of other pending legal proceedings, see Note 10b to our consolidated financial statements included in this Annual Report.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2004. In particular, please see the description of the sale of our SDP business to Kodak in January 2004, under Item 10C “Additional Information–Material Agreements.”

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed and traded on the Nasdaq National Market, or Nasdaq, and the Tel Aviv Stock Exchange, or the TASE, both under the symbol “SCIX”. The shares commenced trading on the TASE on January 7, 2001 and on Nasdaq on May 20, 1980.

All share prices on Nasdaq are reported in U.S. dollars and all share prices on the TASE are reported in NIS. As of December 31, 2004, the exchange rate was equal to NIS 4.308 per $1.00 (NIS 4.379 on December 31, 2003).

The following table sets forth, for the periods indicated, the high and low closing sales prices per ordinary share on Nasdaq and on the TASE as reported in published financial sources:

Annual High and Low	Nasdaq National Market		The Tel Aviv Stock Exchange

	High	Low	High	Low

2000	$18.75	$6.56	–	–
2001	$9.75	$2.75	NIS 41.40	NIS 12.06
2002	$5.50	$1.26	NIS 25.08	NIS 6.04
2003	$5.16	$1.22	NIS 24.15	NIS 6.10
2004*	$6.21	$3.87	NIS 28.00	NIS 17.32
Quarterly High and Low
2003
First Quarter	$1.89	$1.22	NIS 8.54	NIS 6.10
Second Quarter	$2.59	$1.63	NIS 11.30	NIS 7.92
Third Quarter	$3.36	$2. 50	NIS 14.93	NIS 10.91
Fourth Quarter	$5.16	$3.20	NIS 24.15	NIS 14.42
2004
First Quarter	$5.67	$5.08	NIS 26.38	NIS 23.05
Second Quarter	$6.21	$5.54	NIS 28.00	NIS 25.21
Third Quarter*	$4.22	$3.87	NIS 19.42	NIS 17.32
Fourth Quarter	$5.21	$3.91	NIS 22.32	NIS 17.55
2005
First Quarter	$7.06	$5.10	NIS 30.51	NIS 22.23
Most Recent Six Months
December 2004	$5.21	$4.52	NIS 22.32	NIS 19.83
January 2005	$6.01	$5.10	NIS 26.82	NIS 22.23
February 2005	$7.06	$5.95	NIS 29.91	NIS 25.88
March 2005	$6.98	$6.32	NIS 30.51	NIS 27.30
April 2005	$6.96	$6.40	NIS 29.82	NIS 27.93
May 2005	$6.95	$6.66	NIS 29.97	NIS 28.85

* On June 22, 2004, we announced a distribution of $2.36 per ordinary shares and, effective July 1, 2004, the ordinary shares were traded “ex-dividend,” as a result of which Nasdaq and the TASE adjusted (downwards) the opening price of our shares in the respective markets.

On June 28, 2005, the reported sale price of our ordinary shares on Nasdaq was $5.85 per share and on TASE was NIS 26.64 per share.

B.	PLAN OF DISTRIBUTION.

Not Applicable.

C.	MARKETS.

Our ordinary shares trade on Nasdaq and, with effect from January 7, 2001, the TASE. The shares trade on both markets under the symbol “SCIX”.

D.	SELLING SHAREHOLDERS.

Not Applicable.

E.	DILUTION.

Not Applicable.

F.	EXPENSES OF THE ISSUE.

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference as exhibits to this Annual Report and to Israeli law.

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

DIRECTORS

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company’s articles of association. (For further information as to such approval provisions, see “Item 6. Directors, Senior Management and Employees – Board Practices – Approval of Specified Related Party Transactions under Israeli Law”.)

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

The Companies Law requires that extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, be approved as provided for in the Companies Law, which may necessitate the approval of at least one-third of the shares of non-interested shareholders voting on the matter. (For further information as to such provisions, see “Item 7A. Major Shareholders – Duties of Shareholders”.)

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

GENERAL MEETINGS

Our Articles provide that an annual general meeting must be held at least once in every calendar year at such time within a period of not more than 15 months after the holding of the last preceding annual general meeting, and at such place, as may be determined by the Board of Directors. Our Board of Directors may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one-quarter of the directors in office or upon the demand of the holder or holders of five percent of our issued share capital and one percent of our voting rights or upon the demand of the holder or holders of five percent of our voting rights.

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

The quorum required for either an ordinary (regular) or an extraordinary (special) meeting of shareholders consists of at least two shareholders present in person or by proxy and holding or representing between them at least one-third of our voting power. If a meeting is convened at the request of shareholders and no quorum is present, it shall be dissolved. If a meeting is otherwise called and no quorum is present, the meeting is adjourned to the same day one week later at the same time and place, or to such other day time and place as our Chairman may determine with the consent of a majority of the voting power represented at the meeting and voting on the question of an adjournment. Consistent with an exemption we received from Nasdaq in respect of Nasdaq Marketplace Rule 4350(f), which requires that the quorum for meetings of shareholders consists of at least one-third of our voting power, our Articles provide that, at adjourned meetings, any two or more shareholders present in person or by proxy shall constitute a quorum. We believe this provision in our Articles regarding the quorum at adjourned meetings complies with Israeli law and practice.

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

A company such as Scitex, incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Israeli Companies Ordinance [New Version], 5743 – 1983, to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until we amend our Articles in such manner to provide for a different majority.

Subject to the Companies Law, a resolution in writing signed by the holders of all of our ordinary shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting.

LIMITATION ON RIGHTS TO OWN SHARES

Our Memorandum of Association, our Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.Fully paid ordinary shares may be freely transferred pursuant to our Articles unless the transfer is restricted or prohibited by another instrument.

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

CHANGE OF CONTROL

There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of Scitex or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

SALE OF SDP’S BUSINESS

On November 24, 2003, we entered into an Asset Purchase Agreement with Eastman Kodak Company (Kodak), whereby Kodak agreed to acquire substantially all of the assets and business of Scitex Digital Printing, Inc. (SDP), a wholly-owned US subsidiary of Scitex, for $250 million in cash and to assume substantially all of SDP’s liabilities related to the ongoing business. In addition, as part of the transaction, we retained $12 million of SDP’s cash balance at closing, producing total cash consideration for the transaction of $262 million.

We completed the sale on January 5, 2004. At closing, $15 million of the proceeds of the sale, which amount was released 20 business days after closing, was placed in a custody account to cover unknown federal tax liens. Furthermore, $10 million of the proceeds of the sale was placed in a custody account to cover possible indemnification claims, $5 million of which was released to Scitex’s account in January 2005 and the remaining $5 million is to be held in the custody account until January 5, 2006, subject to extension to allow any then existing indemnification claims to be resolved. We made representations and warranties in the purchase agreement for the benefit of Kodak, which generally survive for a period of two years following the closing of the transaction or, for certain matters, the expiration of the applicable statute of limitations. We also agreed to a certain non-compete restriction on our operations. We agreed to indemnify Kodak against damages or losses arising from any breach of the representations and warranties, subject to certain limitations (including customary deductibles, de minimis exceptions and caps) detailed in the purchase agreement. We also agreed to indemnify Kodak against any damages or losses arising from any breach of a covenant or agreement made by us in the purchase agreement or from any liability of SDP that we retained under the terms of the purchase agreement. We are obligated to satisfy these indemnification obligations to the extent not satisfied out of amounts in the custody account discussed above.

The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(2) in Item 19.

COMBINATION OF SCITEX VISION AND SCITEX VISION INTERNATIONAL

On December 22, 2002, we entered into a Share Exchange Agreement with Scitex Vision Ltd. and Aprion Digital Ltd.For a discussion of this agreement, see Item 7B – Related Party Transaction under the caption “Combination of Scitex Vision and Scitex Vision International.”

SALE OF CREO SHARES

On June 5, 2003, we entered into an agreement with Raymond James Ltd. and Dundee Securities Corporation, whereby Dundee and Raymond James agreed to act as our agents in a private sale of 3.0 million common shares of Creo Inc. held by us in consideration of a 1.75% commission out of the gross proceeds of such sale. On June 12, 2003, we completed the sale, through the agents, of the entire 3.0 million shares to various financial institutions in Canada for approximately $24 million, less approximately $0.45 million, representing commissions and expenses paid to the agents. We made representations and warranties in the Agreement for the benefit of the agents, which survive for a period of two years following the closing of the transaction. In addition, we agreed to indemnify the agents and their representatives against all damages arising from our breach of the representations and warranties.

On August 11, 2003, we entered into an Agreement with Raymond James and Dundee, whereby Dundee and Raymond James agreed to act as our agents in a private sale of the remainder of our Creo shares – 3.25 million common shares of Creo held by us – in consideration of a 1.75% commission out of the gross proceeds of such sale. On August 11, 2003, we completed the sale, through the agents, of the entire 3.25 million shares to various financial institutions in Canada for approximately $31 million, less approximately $0.5 million, representing commissions and expenses paid to the agents. We made representations and warranties in the Agreement for the benefit of the agents, which survive for a period of two years following the closing of the transaction. In addition, we agreed to indemnify the agents and their representatives against all damages arising from our breach of the representations and warranties.

The foregoing description of the June 2003 Agreement and the August 2003 Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreements filed by us as Exhibits 4(a)(3) and 4(a)(4), respectively, in Item 19.

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

—	an individual citizen or resident of the United States;

—

a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

—

in general, a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own our ordinary shares as capital assets. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect today and all of which are subject to change, possibly with a retroactive effect, which change could materially affect the U.S. federal income tax considerations described herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including, without limitation, U.S. holders who:

—	are broker-dealers or insurance companies;

—	are tax-exempt organizations or retirement plans;

—	are financial institutions or financial services entities;

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

—	have acquired their shares upon the exercise of employee stock options or otherwise as compensation;

—	hold their shares through partnerships or other pass-through entities;

—	own directly, indirectly or by attribution at least 10% of our voting power; and

—	have a functional currency that is not the U.S. dollar.

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

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. holder’s adjusted tax basis, determined in U.S. dollars, in the ordinary shares. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less will be short-term capital gain or, if held for more than one year, long-term capital gain. In the case of individual U.S. holders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates (generally, a maximum rate of 15%) and short-term capital gains generally are subject to tax at ordinary income rates.

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

If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund (a “QEF”) as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

—	the three previous taxable years; or

—	the U.S. holder’s holding period for ordinary shares before the present taxable year.

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

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat us as a QEF in the first taxable year in which the U.S. holder owns ordinary shares or in which we are a PFIC, whichever is later, and if we comply with specified reporting requirements. Instead, a shareholder of a QEF is required for each taxable year in which we are a PFIC to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. We will supply U.S. holders with the information needed to report income and gain under a QEF election if we are classified as a PFIC. There can be no assurance, however, that we will be able to make a determination of our PFIC status and inform our U.S. holders of such determination until after the due date for the filing of such holders’ tax returns has passed. U.S. holders should consult their tax advisors about the availability and procedure for filing a retroactive QEF election or amended return.

The QEF election is made on a shareholder-by-shareholder basis. Once made, the election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the required election statement and the PFIC annual information statement, to a timely filed U.S. federal income tax return for the year of the election. The election statement also must be filed with the IRS Service Center in Philadelphia, Pennsylvania. In addition, an electing U.S. holder must act each year to maintain a QEF election by attaching a Form 8621 to the U.S. holder’s timely filed tax return and comply with any other requirements as specified by the IRS.

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

We intend to waive a certain benefit that we are entitled to under the U.S.-Israel income tax treaty that would otherwise exempt us from the application of the U.S. accumulated earnings tax (the “AET”). Under the AET, we will generally be subject to a 15% tax on certain accumulated earnings if we accumulate earnings and profits “beyond the reasonable needs of the business” (as defined in the Code). By electing to exercise this waiver, we should be subject to special look-through rules under the Code for determining our PFIC status. Although no assurance can be given after applying these special look-through rules, we do not believe that we were a PFIC in 2004, nor do we believe that we should have tax liability under the AET in 2004.

Should we successfully complete negotiations and sell our holdings in Scitex Vision, it is probable that we will become a PFIC in 2005 or in subsequent years. However, even in the event that we do not sell our interest in Scitex Vision, there can be no assurance that we will not nevertheless become a PFIC in 2005 or in subsequent years, since the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

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

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States;

—	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment;

—	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—

the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

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

ISRAELI TAX CONSIDERATIONS

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

GENERAL CORPORATE TAX STRUCTURE

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter for undistributed earnings and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities), derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

STAMP DUTY

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel, including us, and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of these actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

Based on our assessment and advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept this view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the amendment could materially adversely affect our results of operations.

In January 2005, an order was signed in accordance with which the above-described requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, provides that upon application to the Investment Center of the Israeli Ministry of Industry, Trade and Labor, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise.” See the discussion below regarding a recent amendment to the Investments Law.

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

Taxable income of a company derived from an Approved Enterprise, including income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business, is subject to corporate tax at the maximum rate of 25%, rather than the usual corporate tax rate, for the “Benefit Period”. The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company”. A “foreign investors’ company” is a company that more than 25% of its shares of capital stock and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period and to a reduced tax rate of 10% to 25% depending on the level of foreign investment in each year.

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

The benefits available to an Approved Enterprise are conditioned on compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund the amount of tax benefits, in whole or in part, plus an amount linked to the Israeli consumer price index and interest.

A major portion of our group companies’ production facilities have been granted the status of Approved Enterprises. Under the Investments Law, income arising from our Approved Enterprises facilities is tax-free under the alternative package of benefits described above for a period of two years beginning with the first year in which the company generated taxable income, and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprises facilities. Subject to compliance with applicable requirements, the benefits for most of our production facilities in Israel will continue until termination in 2009. See above in Item 5B under the caption “Tax Audits” regarding a dispute we had with the Israeli tax authority in this respect.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. In the event that we do pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would normally be tax-exempt, we would be required to pay tax on the amount intended to be distributed as dividends at the rate which would have been applicable had we not elected the alternative package of benefits, which rate is ordinarily in the range of 10%–25%, and to withhold at source on behalf of the dividend recipient an additional 15% of the amount distributed as dividends.

The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Recent Amendment to the Investments Law

On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investments Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory, as applicable to us, are determined according to one of the following new tax routes:

—

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%–25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

—

A special tax route enabling companies owning facilities in certain geographic locations in developing areas in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimum investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

Israeli tax law allows, under specified circumstances, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry determined by the field of research, and the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses must be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

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

Under the law, Industrial Companies are entitled to preferred corporate tax benefits, among others, such as:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—

deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel;

—	the right to elect, under certain conditions, to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the law; and

—	accelerated depreciation rates on equipment and buildings.

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

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The features of the law that are material to us are summarized below:

—

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

—

Subject to certain limitations set forth in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index; and

—

Taxable gains on certain listed securities, which are taxed at a reduced tax rate with respect to individuals following the tax reform (and which were previously exempt from tax), are taxable at the company’s tax rate in certain circumstances.

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

CAPITAL GAINS TAX

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including shares in Israeli companies (and our ordinary shares), by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, companies dually traded on both the TASE and Nasdaq, such as Scitex, or on a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that will be taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a taxpayer may elect the actual adjusted cost of the shares as the tax basis provided he can provide sufficient proof of such adjusted cost.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains do not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided, however, that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and that such shareholders did not acquire their shares prior to an initial public offering. In addition, non-Israeli companies will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli company, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli company, whether directly or indirectly.

In some instances, where our shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Income Tax Treaty

Pursuant to the income tax treaty between the governments of the United States and Israel, referred to as the U.S.-Israel tax treaty, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, or (ii) the capital gains from such sale can be allocated to a permanent establishment of such shareholder in Israel. However, under the circumstances and subject to the limitations specified in the U.S.-Israel tax treaty, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

TAXATION OF DIVIDENDS

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Investments Law, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

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

Notwithstanding the foregoing, we solicit proxies and furnish proxy statements for all meetings of shareholders pursuant to Nasdaq Marketplace Rule 4350(g), a copy of which proxy statement is filed promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. However, in accordance with Nasdaq Marketplace Rule 4350(a)(1) we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.scitex.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our functional currency and that of most of our consolidated subsidiaries is the U.S. dollar. Accordingly, we have balance sheet exposure deriving from the gap between assets and liabilities in each currency other than the dollar. This exposure is limited, mainly for balances in European currencies and New Israeli Shekels, or NIS. We hedge certain assets or liabilities denominated in currencies other than the dollar by balancing debt with receivables in the same currency.

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

PRESENTATION OF EXCHANGE RATE AND INTEREST RATE RISK

The table below details the balance sheet exposure, by currency, as of the periods indicated below (at fair value). All data in the table has been translated for convenience into the dollar equivalent (in millions). Explanatory notes are provided below the table.

	Balance sheet exposure by currency

	European Currencies	NIS	Other Currencies

as of December 31, 2003	$16.8	($7.2)	$0.8
as of December 31, 2004	($4.5)	($11.4)	($1.4)

—	The amounts shown in the table represent monetary assets less liabilities.

—

The table does not include data with respect to balance sheet exposure for certain equity investments in which the functional currency was the local currency, since those balances do not create any such exposure.

—	“European Currencies” include all European currency exposure.

(See “Item 5. Operating And Financial Review And Prospects – Impact of Inflation and Exchange Rates” and Note 13 to our consolidated financial statements included in this Annual Report.)

For information about forward-exchange contracts please see Note 13a to our Consolidated Financial Statement included in this Annual Report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS IN THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In April 2004, our shareholders approved amendments to our Articles of Association, as follows:

—	Article 53 was amended, with respect to the source of funds available for payment of dividends, and

—	Articles 7, 52, 56 and 57 were amended, with respect to the corporate approvals required for reduction of share capital and distribution of dividends,

all as described in Items 2 and 4 of our Notice and Proxy Statement for the Extraordinary General Meeting of our shareholders held on April 25, 2005, included in our report on Form 6-K, filed with the SEC on April 1, 2004, which is incorporated herein by reference.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures. Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

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

Internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

In the annual general meeting held in December 2004, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (PwC), to serve as our independent auditors until the next annual meeting.

PwC, including Kesselman & Kesselman, billed the following fees to us for professional services in each of the last two fiscal years:

	Year ended December 31,

	(approximate $ in millions)

	2003*	2004

Audit Fees (1)	$0.60	$0.39
Audit-Related Fees (2)	–	–
Tax Fees(3)	0.33	0.18
All Other Fees (4)	0.03	–

Total Fees	$0.96	$0.57

* Includes fees related to services rendered in respect of discontinued operations (namely, SDP).

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

         Our Audit Committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Issuer Purchase of Equity Securities

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January 2004	N/A
February 2004	N/A
March 2004	N/A
April 2004	N/A
May 2004	N/A
June 2004	4,952,050 ordinary shares*	$5.67	*	4,952,050 ordinary shares*	None	*
July 2004	N/A
August 2004	N/A
September 2004	N/A
October 2004	N/A
November 2004	N/A
December 2004	N/A
Total	4,952,050 ordinary shares	$5.67

* On May 14, 2004, we commenced a self tender offer to purchase up to 5,643,739 of our shares for $5.67 per share (up to $32 million in the aggregate) in cash. On June 18, 2004, we completed the tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28 million.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Scitex is filing as part of this Annual Report:

—	consolidated audited financial statements (and related Schedule II) of Scitex for the year ended December 31, 2004; and

—	consolidated audited financial statements of Objet for the year ended December 31, 2004.

Page

Index to the Financial Statements of the Registrant:
Report of Independent Registered Public Acounting Firm relating to Scitex	F2
Consolidated Balance Sheets at December 31, 2004 and 2003	F3–F4
Consolidated Statements of Operations for the Three Years ended December 31, 2004	F5
Consolidated Statements of Changes in Shareholders’ Equity for the Three Years ended December 31, 2004	F6
Consolidated Statements of Cash Flows for the Three Years ended December 31, 2004	F7–F8
Notes to Consolidated Financial Statements	F9–F47
Index to the Financial Statements Schedules of the Registrant
Report of Independent Registered Public Acounting Firm relating to Financial Statement Schedule	S–1
Schedule II – Valuation and Qualifying Accounts	S–2
Associated Companies
Report of Independent Registered Public Acounting Firm relating to Jemtex for the year ended December 31, 2004	J1
Report of Independent Registered Public Acounting Firm relating to and consolidated financial statements of Objet for the year ended December 31, 2004	O1–O20

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant. (2)

3	Voting Agreement, dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (3)

4(a)(1)	Agreement dated November 20, 2001 between Dundee Securities Corporation and the Registrant. (4)

4(a)(2)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (5)

4(a)(3)	Agreement, dated June 5, 2003, by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant. (6)

4(a)(4)	Agreement, dated August 11, 2003, by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant. (7)

4(c)(1)	The Scitex Israel Key Employee Share Incentive Plan 1991. (1)

4(c)(2)	The Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995). (1)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (8)

4(c)(4)	The Scitex 2001 Stock Option Plan (as amended, 2003). (9)

4(c)(5)	The Scitex 2003 Share Option Plan. (10)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (11)

4(d)(2)	Share Exchange Agreement, dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd. (12)

4(d)(3)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (13)

8	List of Subsidiaries of the Registrant.

12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Independent Registered Public Acounting Firm relating to Registrant.

14(a)(2)	Consent of Independent Registered Public Acounting Firm relating to Jemtex InkJet Printing Ltd.

14(a)(3)	Consent of Independent Registered Public Acounting Firm relating to Objet Geometries Ltd.

(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.
(2)	Incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(3)	Incorporated by reference to Exhibit 10.h to our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).
(4)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002.
(5)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(6)	Incorporated by reference to Exhibit 4(a)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(7)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(8)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed April 1, 2004.
(9)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.
(10)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.
(11)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(12)	Incorporated by reference to Exhibit 4(d)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed June 19, 2003.
(13)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

SCITEX CORPORATION LTD.

2004 CONSOLIDATED FINANCIAL STATEMENTS

SCITEX CORPORATION LTD.

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O Box 452 Tel Aviv 61003
Telephone +972-3-7954555
Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

SCITEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scitex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of $18,550,000 at December 31, 2004, and total revenues of $31,277,000 for the year then ended. We did not audit the financial statements of certain associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2004 and 2003 is $124,000 and $3,328,000, respectively, and the Company’s share in losses of which is $1,418,000, $5,637,000 and $4,106,000 in 2004, 2003 and 2002, respectively. Those financial statements were audited by other independent registered public accounting firms whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other independent registered public accounting firms.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent registered public accounting firms provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent registered public accounting firms, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman Kesselman & Kesselman
May 2, 2005, except for Note 16d, as to which the date is June 28, 2005	Certified Public Accountants (Isr.)

SCITEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	85,892	56,761
Short-term investments	56,693	8,235
Restricted deposit	18,000	18,262
Trade receivables	33,585	31,279
Other receivables	7,369	6,990
Deferred income taxes	758	112
Inventories	36,726	22,575
Current assets of discontinued operation		161,602

T o t a l current assets	239,023	305,816

INVESTMENTS AND OTHER NON-CURRENT
ASSETS:
Associated companies	124	3,328
Restricted deposit	5,000
Other investments and prepaid expenses	1,738	1,301
Funds in respect of employee rights upon retirement	3,125	2,040

	9,987	6,669

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization (note 6)	9,147	9,204
GOODWILL (note 7)	6,714	5,217
OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 8)	9,282	18,282
NON-CURRENT ASSETS OF DISCONTINUED OPERATION		48,897

	274,153	394,085

)
Ami Erel	) Chairman of the Board of Directors

)
Raanan Cohen	) Interim President & Chief Executive Officer

	December 31
	2004	2003
	U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	30,755	49,251
Current maturities of long-term loans	3,557	2,602
Trade payables	21,877	14,505
Income taxes payable	16,437	29,517
Accrued and other liabilities	23,763	17,949
Current liabilities related to discontinued operation	2,193	31,935

T o t a l current liabilities	98,582	145,759

LONG-TERM LIABILITIES:
Loans, net of current maturities:
Banks	8,802	6,623
Other	2,540	3,623
Liability for employee rights upon retirement (note 9)	4,178	3,022
Long-term liabilities related to discontinued operation		5,431

T o t a l long-term liabilities	15,520	18,699

LONG-TERM LOANS FROM RELATED PARTIES
CONVERTIBLE INTO SHARES OF A SUBSIDIARY	1,551	756
COMMITMENTS AND CONTINGENT LIABILITIES (note 10)
T o t a l liabilities	115,653	165,214

MINORITY INTEREST	4,226	4,173

SHAREHOLDERS' EQUITY (note 11):
Share capital - ordinary shares of NIS 0.12 par value
(authorized: December 31, 2004 and 2003 -
48,000,000 shares; issued and outstanding:
December 31, 2004 and 2003 - 43,467,388 shares)	6,205	6,205
Capital surplus	278,812	368,104
Accumulated other comprehensive loss	(327)	(552)
Deferred stock compensation	(517)
Accumulated deficit	(97,599)	(144,852)
Treasury shares, at cost (December 31, 2004 and 2003 -
5,401,025 shares and 448,975 shares respectively)	(32,300)	(4,207)

T o t a l shareholders' equity	154,274	224,698

	274,153	394,085

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands (except per share data)

REVENUES:
Products	78,418	60,653	52,847
Supplies	42,186	36,589	27,716
Services	7,581	5,638	5,098

T o t a l revenues	128,185	102,880	85,661

COST OF REVENUES:
Cost of products	44,132	36,062	28,336
Cost of supplies	14,759	14,326	10,492
Cost of services	12,176	12,824	12,009

T o t a l cost of revenues	71,067	63,212	50,837

GROSS PROFIT	57,118	39,668	34,824
RESEARCH AND DEVELOPMENT COSTS, net	12,449	11,070	7,060
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	36,604	30,469	28,477
AMORTIZATION OF INTANGIBLE ASSETS	6,137	5,871	2,944
IMPAIRMENT OF OTHER INTANGIBLE ASSETS	5,235	2,967
RESTRUCTURING CHARGES		1,590

OPERATING LOSS	(3,307)	(12,299)	(3,657)
FINANCIAL EXPENSES, net	(276)	(2,651)	(3,139)
OTHER INCOME (LOSS), net	470	787	(26,270)

LOSS BEFORE TAXES ON INCOME	(3,113)	(14,163)	(33,066)
TAXES ON INCOME (note 12)	67	(2,402)	648
SHARE IN LOSSES OF ASSOCIATED COMPANIES	(1,418)	(5,637)	(4,106)
MINORITY INTERESTS IN A SUBSIDIARY	71	3,546

NET LOSS FROM CONTINUING OPERATIONS	(4,393)	(18,656)	(36,524)
NET INCOME FROM DISCONTINUED OPERATION	51,646	20,043	4,494

NET INCOME (LOSS)	47,253	1,387	(32,030)

EARNING (LOSS) PER SHARE ("EPS") - BASIC AND DILUTED:
Continuing operations	(0.11)	(0.43)	(0.84)
Discontinued operation	1.28	0.46	0.10

	1.17	0.03	(0.74)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	40,336	43,018	43,018

Diluted	40,336	43,018	43,018

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive Income (loss)	Accumulated deficit	Deferred Stock Compensation	Treasury shares	Total shareholders' equity
	U.S. d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2002	6,205	364,619	7,754	(114,209)	-,-	(4,207)	260,162
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net loss				(32,030)			(32,030)
Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			189				189
Available-for-sale securities			(7,342)				(7,342)
Derivative instruments designated for cash flow hedge			200				200

Total comprehensive loss							(38,983)

BALANCE AT DECEMBER 31, 2002	6,205	364,619	801	(146,239)	-,-	(4,207)	221,179
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Net Income				1,387			1,387
Other comprehensive loss, in respect of currency translation adjustments			(1,353)				(1,353)

Total comprehensive income							34

Share in beneficial conversion feature relating to convertible
preferred shares issued by Scitex Vision (see note 3b)		3,485					3,485

BALANCE AT DECEMBER 31, 2003	6,205	368,104	(552)	(144,852)	-,-	(4,207)	224,698
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Net income				47,253			47,253
Other comprehensive income, in respect of:
Available-for-sale securities			(327)				(327)
Realization of currency translation adjustments			552				552

Total comprehensive income							47,478

Cash distribution		(89,837)					(89,837)
Deferred stock compensation related to options granted to employees		545			(545)
Amortization of deferred stock compensation from options granted to employees					28		28
Treasury shares						(28,093)	(28,093)

BALANCE AT DECEMBER 31, 2004	6,205	278,812	(327)	(97,599)	(517)	(32,300)	154,274

The accompanying notes are an integral part of the financial statements.

(Continued – 1)

SCITEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	47,253	1,387	(32,030)
Net income from discontinued operation	(51,646)	(20,043)	(4,494)

Net loss from continuing operations	(4,393)	(18,656)	(36,524)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Minority interests in a subsidiary	(71)	(3,546)
Provision for doubtful accounts	827	1,233	1,337
Share in losses of associated companies , net	1,418	5,637	4,106
Depreciation and amortization	9,064	9,406	5,194
Impairment of goodwill and other intangible assets	5,625	2,967
Restructuring charges		291
Loss (gain) on disposal of fixed assets	7	321	(16)
Gain from sale of interest in a subsidiary		(3,774)
Share in beneficial conversion feature of convertible
preferred shares issued by a subsidiary		3,485
Amortization of deferred stock compensation	28
Settlement in respect of acquired technology	(390)
Gain from issuance of shares by an associated company	(137)
Long-term prepaid expenses	(324)
Write-off and write-down of investments in
investee companies and available-for-sale securities	137	2,493	26,122
Gain from waiver of loan	(581)
Interest on long-term loans	272	(347)	944
Revaluation of long-term loan		(408)
Deferred income taxes, net	(646)	1,754	(64)
Loss (gain) from sale of available-for-sale securities	70	(11,058)
Changes in operating asset and liability items:
Decrease (Increase) in trade and other receivables	(3,038)	(7,729)	(6,581)
Decrease (increase) in inventories	(14,977)	112	1,937
Decrease in accounts payable and accruals	(301)	4,248	(1,394)
Other items, net	(154)	(8)	(254)

Net cash used in continuing operations	(7,564)	(13,579)	(5,193)
Net cash provided by (used in) discontinued operation	(2,740)	7,415	9,564

Net cash provided by (used in) operating activities	(10,304)	(6,164)	4,371

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of assets and operations consolidated for the first time*	294	771	(2,181)
Acquisition of available for sale marketable securities	(98,198)
Proceeds from sale of marketable securities	49,034
Purchase of fixed assets	(1,913)	(3,306)	(10,324)
Proceeds from sale of fixed assets			10
Proceeds from settlement in respect of acquired Technology	1,000
Proceeds from sale of investment in discontinued operations	230,418
Proceeds from sale of other investment		53,886
Purchase of goodwill and intangible assets	(2,140)	(820)	(1,012)
Restricted deposits	(4,738)	3,427	(20,203)
Investment in associated companies and other investments	(594)	(3,061)	(3,466)

Net cash provided by (used in) investing activities	173,163	50,897	(37,176)

(Concluded – 2)

SCITEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Subtotal - brought forward	(162,859)	44,733	(32,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of long-term loans		612	8,000
Purchase of treasury shares	(28,093)
Cash distribution	(89,837)
Issuance of Convertible long-term loans and warrants to related parties	805	933
Repayment of long-term loans and other liabilities	(3,033)	(19,425)	(8,759)
Increase (decrease) in short-term bank credit , net	(13,570)	8,194	5,287

Net cash provided by (used in) financing activities	(133,728)	(9,686)	4,528

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	29,131	35,047	(28,277)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	56,761	21,714	49,991

CASH AND CASH EQUIVALENTS AT END OF YEAR	85,892	56,761	21,714

* Acquisition of assets and operations consolidated
for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash
and cash equivalents)	574	4,754
Fixed assets, net	(140)	(4,447)
Goodwill arising from acquisition		(2,043)
Investment in associated company	2,266
Intangible assets arising from acquisition	(2,987)	(11,376)	(2,181)
Long-term loans and other liabilities	581	6,361
Minority interests in subsidiary at date of
acquisition		7,522

Cash received (paid)	294	771	(2,181)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Interest paid	1,500	4,166	1,703

Income taxes paid	13,106	2,652	732

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL:

a.	Nature of operations

Scitex Corporation Ltd. (the “Company”) is an Israeli corporation, which through its subsidiaries operates in two segments:

1)	Wide Format digital printing – develop, manufacture and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products.

2)	Continuous inkjet industrial digital printing – develop, manufacture and market of continuous inkjet based digital printers for the industrial printing ceramic tiles and textile markets.

In addition, the Company holds minority interest in other companies that develop digital printing solution to industrial applications and Internet related imaging products. Amounts provided in these notes to the consolidated financial statements pertain to continuing operations – unless otherwise indicated.

b.	Sale of the High-Speed Digital Printing segment

On November 25, 2003, the Company entered into an agreement according to which it would sell substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scitex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $ 250 million in cash (in addition $12 million were retained at SDP following the transaction). Pursuant to the agreement, a $25 million was held in escrow. $15 million out of the above escrow amount was released in February 2004 to SDP’s parent company (“SDC” – wholly owned subsidiary) account, and the remaining $10 million would be held in escrow for up to two years and will be used for indemnification liabilities under the agreement. $5 million out of the above remaining $10 million escrow, amount was released in January 2005 to SDP’s account The remaining $5M is scheduled to be released in the beginning of 2006, in accordance with the applicable terms associated thereto. These amounts are presented as restricted deposit (long and short-term, in equal shares) in the company’s balance sheet as of December 31, 2004.

The assets, net of liabilities sold are distinguishable as a component of the Company and classified as “Assets or Liabilities of discontinued operation” in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment on Disposal of Long-Lived Assets” of the Financial Accounting Standards Board of the United States (“FASB”).

The closing of the transaction took place on January 5, 2004. As a result of the transaction, the Company recorded a net gain of approximately $60 million, approximately $52 million which are included in the statement of operations in 2004, and approximately $8 million of which were recognized in the fourth quarter of 2003 as a tax benefit related to expected utilization of carryforward tax losses including capital losses and is recorded under “income from discontinued operation”.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	GENERAL (continued):

Operating results of SDP have been reported in these financial statements as discontinued operations in accordance with SFAS 144 and the Company has reclassified its results of operations, and the related assets and liabilities for the prior period in accordance with provisions of SFAS 144.

1)	The assets and liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31
	2004	2003
	U.S. dollars in thousands

A s s e t s
Current assets:
Cash and Short-term investments		16,056
Trade and other receivables		68,811
Inventories		40,506
Deferred income taxes		36,229

T o t a l current assets		161,602

Investment and other non-current assets		2,040
Property, plant and equipment, net of accumulated
depreciation and amortization		26,223
Goodwill		19,730
Other intangible assets, net of accumulated amortization		904

T o t a l non-current assets		48,897

T o t a l assets		210,499

Liabilities
Current liabilities	2,193	31,935
Long-term liabilities:
Deferred income taxes		3,883
Other		1,548

T o t a l Long-term liabilities		5,431

T o t a l liabilities	2,193	37,366

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	GENERAL (continued):

2)	Revenues and net income from the discontinued operations of SDP are as follow:

	Year ended December 31
	2003	2002
	U.S. dollars in thousands

Revenues	170,113	157,111
Cost of revenues	101,721	98,573

Gross profit	68,392	58,538
Other operation expenses	56,300	52,772

Operating income	12,092	5,766
Financial income , net	3,970	1,103
Other expenses , net	(390)	(182)

Income before taxes on income	15,672	6,687
Taxes on income	(4,371)	2,193

Net income for the year	20,043	4,494

In 2004 the company recognized a gain of $51,646,000 on the said sale of SDP, see paragraph b above.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Risk factors and concentration

The Company and its subsidiaries are subject to various risks, including but not limited to: (i) business and industry risks like product and technology development; market acceptance of new products and continuing demand for its products; the impact of competitive products and pricing; diversification of the business; intellectual property protection; environmental related liabilities, changes in domestic and foreign economic and market conditions; and timely development and release of new products by strategic suppliers; (ii) financial risks such as currency fluctuations, credit risks, obtaining future financing for affiliated companies, and decreases in the value of our financial investments; and (iii) risks related to operations in Israel like political, economic and military instability in Israel or the Middle East; and terms and conditions of tax benefits and governmental grants. See also note 13 for financial instruments and other risks.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

2)	Functional currency

The U.S. dollar is the functional currency for the Company and its subsidiaries. The majority of the sales of the Company are made in US dollars. Since the U.S. dollar is the primary currency in the economic environment in which the foreign subsidiaries operate, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

The financial statements of a former subsidiary – classified as discontinued operation – whose functional currency is its local currency, were translated into US dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“FAS”) No. 52 “Foreign Currency Translation”. The resulting aggregate translation adjustments were presented in shareholders’ equity, under “accumulated other comprehensive income (loss)".

3)	Use of estimates in the preparation of financial statements

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

4)	Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Unrealized profits from intercompany sales have also been eliminated.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, with an original maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Investments in marketable securities

The company classifies its existing marketable equity and debt securities, in accordance with the provisions of FAS 115 as available-for-sale. Investments in debt securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders´ equity until realized. Interest and amortization of premiums and discounts for debt securities and gains and losses on securities sold are included in financial income. For all investment securities, unrealized losses that are other than temporary are recognized in net income. The company does not hold these securities for speculative or trading purposes..

e.	Other non-marketable investments

These investments are carried at cost, net of write-down for decrease in value, which is not of a temporary nature.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw-materials – on the moving average basis.

Finished products and products in process – on basis of production costs: Raw materials –on the moving average basis. Labor and overhead component – standard manufacturing costs.

Inventory valuation provision is based on specific analysis of inventory items, their aging, obsolescence, and estimated future demand.

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

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property, plant and equipment

Property, plant and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life. Annual rates of depreciation are as follows:

%

Machinery and equipment	Mainly 20
Building	2.5
Office furniture and equipment	Mainly 6
Computers	33

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Goodwill

According to the provision of FAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is no longer being amortized but tested for impairment at least annually.

The Company has completed its annual goodwill impairment test during the forth quarter of 2004. No impairment of goodwill resulted from the annual review performed in 2004, 2003 and 2002.

j.	Other intangible assets

Other intangible assets which consist mainly of technology are presented at cost and are amortized by the straight-line method over a period of 5-6 years. These intangible assets are presented net of impairment in value, see also note 8.

k.	Impairment of long-lived assets

FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), requires that long-lived assets including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. As to impairment of intangible assets, see note 8.

F - 15

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company may incur an additional tax liability in the event of an intercompany dividend distribution by non-Israeli subsidiaries. No additional tax liability has been provided, since the Company does not intend to distribute, in the foreseeable future, dividends which would result in an additional tax liability.

Taxes that would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the current Company’s intention to hold these investments and not to realize them.

As stated in note 12a(1)(a), upon distribution of dividends from tax-exempt income of “approved enterprises”, the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements. The Company intends to permanently reinvest the amounts of tax-exempt income and does not intend to cause dividend distribution from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

m.	Comprehensive income (loss)

In addition to net income (loss), other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, currency translation adjustments of non-dollar currency financial statements of a subsidiary and gains and losses on certain derivative instruments designated for cash-flow hedge and unrealized losses on marketable securities which are classified as “available-for-sale” under FAS 115.

n.	Treasury shares

Company’s shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Revenue recognition

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, the Company’s price to the customer is fixed or determinable and collectability is reasonably assured. With respect to products with installation requirements, revenue is recognized when all of the above criteria are met and installation is completed. When sales transactions include more then one deliverable (unit of accounting) sold, the Company separates the different units of accounting of sales with multiple deliverables (generally consists of machine and ink) based on the objective and reliable evidence of fair value of the different elements, which is estimated based on stand alone sale prices of the different elements and other reliable evidence that is readily obtainable in the market from competitors, distributors and others, in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”.

Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly when all criteria above are met, sales of finished products to distributors are recognized as revenue upon delivery and after title and risk pass to the distributors.

The Company does not grant any rights of return or cancellation to any of its clients. Service revenue is recognized ratably over the contractual period or as services are performed. Warranty costs are provided for at the same time as the revenues are recognized. The annual provision for warranty costs is calculated based on expected cost of inputs, based on historical experience.

p.	Shipping and handling fees and costs

Amounts billed to customers for shipping and handling costs are included in revenues in the statements of operations. Shipping and handling costs are classified as a component of cost of revenues.

q.	Research and development costs, net

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Advertising costs

These costs are charged to income as incurred.

s.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined specifically for debts doubtful of collection.

t.	Stock based compensation

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

Proforma information regarding net income (loss), required under FAS 123, has been determined as if the Company and its subsidiaries had accounted for its stock options under the fair value method of FAS 123. The fair value for their stock options was estimated at the date of each option grant using the Black-Scholes option pricing model with the following assumptions: in 2004 for the Company: risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately 3 years; and expected volatility of 52%. For a subsidiary for 2004 and 2003: risk-free interest rate of 3.23% to 2.3% and 2.2% respectively; dividend yields of zero in 2004 and 2003; expected life of the options of approximately 3 years in 2004 and 2003; and expected volatility of 50% to 57% and 48%, respectively.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands (except for per share data)

Net loss from continuing operations - as reported	(4,393)	(18,656)	(36,524)
Add: stock based employee compensation expenses,
included in reported net loss from continuing
Operations (net of minority interest)	28	-,-	-,-
Deduct: stock based employee compensation
expenses determined under fair value method
(net of minority interest)	(593)	(1,018)	(2,242)

Pro-forma net loss from continuing operations	(4,958)	(19,674)	(38,766)

Net income from discontinued operations - as reported	51,646	20,043	4,494
Add: stock based employee compensation expenses,
included in reported net income from discontinued
operations	-,-	-,-	-,-
Deduct: stock based employee compensation
expenses determined under fair value method
(net of minority interest)	-,-	(1,305)	(2,109)

Pro-forma net income from discontinued operations	51,646	18,738	2,385

Pro-forma net income (loss)	46,688	(936)	(36,381)

Basic and diluted earning (loss) per share - as reported:
Continuing operations	(0.11)	(0.43)	(0.84)
Discontinued operations	1.28	0.46	0.10

Net income (loss)	1.17	0.03	(0.74)

Pro-forma earning (loss) per share :
Continuing operations	(0.12)	(0.46)	(0.90)
Discontinued operations	1.28	0.44	0.05

Net income (loss)	1.16	(0.02)	(0.85)

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Earning (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury shares held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2004, 2003 and 2002 such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options and warrants granted by subsidiaries to be exercised to the subsidiaries shares and convertible loans, since their effect would have been immaterial or anti-dilutive. Options exercisable to the Company’s ordinary shares not included in the EPS calculation since their effect is anti-dilutive include options granted to employees only, see note 11.

v.	Derivatives and hedging activities

FAS 133 “Accounting for derivative instruments and hedging activities” as amended, establishes accounting and reporting standards for derivatives and for hedging activities. Under FAS 133, all derivatives are recognized on balance sheet date at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) an hedging instrument, or (2) a non-hedging instrument. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings. For the years ended December 31, 2004 and 2003, all derivatives used by the Company did not qualify for hedge accounting and gains and losses thereon are recorded in financial expenses, net on the Company’s statements of operations.

w.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

x.	Recently issued accounting pronouncements:

FAS 123 (Revised 2004) Share-based Payment
In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, “Share-Based Payment” (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 and requires instead that such transactions be accounted for using the grant-date fair value based method. This statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005 for the company and its subsidiaries. Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company and its subsidiaries (July 1, 2005), based on the awards outstanding as of December 31, 2004, will be immaterial. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to the adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the statement will not be restated. The impact of this statement on the Company’s financial statements or its results of operations in 2005 and beyond will depend upon various factors, among them the Company’s future compensation strategy. Currently, The Company expects the effect of the Statement the Company’s financial statements and its results of operations in future periods to be approximately $100,000 additional expenses per quarter (based on the options as existed at December 31, 2004).

FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4
In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an Amendment of ARB 43, Chapter 4” (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company’s financial statements or its results of operations.

FAS 153 Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29
In December 2004, the FASB issued FAS No. 153, “Exchanges of Non-Monetary Assets –An Amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends APB Opinion No. 29, “Accounting for Non-Monetary Transactions” (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application toCertain Investments”
In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted by the Company in these financial statements. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

EITF Issue 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock
In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.”EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company’s financial statements or its results of operations.

NOTE 3	–	ACQUISITIONS OF BUSINESSES:

a.	Scitex Vision International Ltd.

On January 1, 2003, the Company sold all of its shares in its then wholly owned subsidiary - Scitex Vision International Ltd. (then known as Scitex Vision Ltd.) (hereafter – “SV international”), to Scitex Vision Ltd. (then known as Aprion Digital Ltd.), the Company’s then affiliated company, in exchange for additional preferred shares in Scitex Vision. Subsequent to the transaction, the Company holds approximately 75% of Scitex Vision’s outstanding shares. The transaction was accounted for, by the Company, as a sale of 25% in SV international and as acquisition of additional shares in Scitex Vision. The fair value of the transaction was approximately $9 million. As a result, the Company recognized a net capital gain of $289,000 under “Other income (loss), net” ($3,774,000 capital gain resulting from the sale of a portion in SV international, net of $3,485,000 of dilution loss relating to Scitex Vision’s preferred shares anti-dilution mechanism triggered by the transaction). In addition, the Company recognized a capital surplus of $3,485,000 under “Beneficial conversion feature relating to convertible preferred shares issued by Scitex Vision”in its shareholders equity.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	ACQUISITIONS OF BUSINESSES (continued):

This acquisition was accounted for under the purchase method. As a result of the transaction the Company recorded technology and goodwill of approximately $14.8 million and approximately $2 million, respectively, of which approximately $3.8 million was credited to minority interest. The technology is being amortized over 6 years (as to impairment of such technology, see note 8)

Commencing on January 2003 Scitex Vision’s financial statements are consolidated with those of the Company.

As to lawsuits filed in connection with this transaction see note 10b(1).

b.	Siantec SARL

In April 2002, SV International acquired some of the assets and operations from Siantec SARL (“Siantec”) and its shareholders for a consideration of $2,470,000 (including transaction expenses), of which $1,860,000 was allocated to technology and $610,000 to a non-compete covenant. The amount allocated to technology was written down during 2003. In February 2004, as part of settlement of alleged breaches of representations and warranties made by Siantec in the asset purchase agreement, Siantec agreed to pay SV International $1 million out of an escrow account and to waive its rights to existing contingent payments of up to $10 million. The payment was allocated: $610,000 as a reversal of the non-compete covenant intangible asset and $390,000 as deduction of impairment of intangible assets in 2004.

c.	Techno Ink Manufacturing (PTY) Ltd.

In March 2001, SV International acquired the ink technology, other assets and operations from the Techno Ink Manufacturing (PTY) Ltd. (“Techno Ink”), for an aggregate consideration of $2,860,000. The technology is amortized over 6 years. The agreement provides for additional payments to Techno Ink of up to a maximum of approximately $5,500,000, based on the achievement of specified financial targets, during the period from 2001 to 2006 (“Earn-Out”). As of December 31, 2004, an additional amount of $3,937,000 has been paid for the Earn-Out and recorded as goodwill ($1,497,000 and $1,258,000 in the years ended December 31, 2004 and 2003, respectively).

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for the first time in 2004):

a.	Jemtex ink jet printing Ltd.

In December 2002, the Company signed a share purchase agreement with Jemtex ink jet printing Ltd (“Jemtex”), according to which, the Company invested additional $2,400,000 in three equal quarterly installments of $800,000 each. The first installment and an advance of $250,000 on the last payment were made in December 2002. The additional $1,350,000 was transferred in February and May 2003. The excess of cost of investment over the Company’s share in Jemtex’ net assets at the date of transaction in the amount of $1,371,000 was attributed to technology to be amortized over five years.

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred shares of Jemtex at an exercise price of $251.467 per share exercisable until March 31, 2005. An amount of $51,000 was allocated to the said warrants out of the total above-mentioned investment of $2,400,000.

In August 2003, the Company invested in Jemtex an amount of $799,917 by way of convertible loan, bearing interest at the rate of LIBOR+0.75%. The loan is due on August 31, 2007, and is convertible at the option of the holder, at any time during the term of the note and the accrued interest, into preferred shares, at a price a price per share of $2.51467, and subject to certain adjustments. According to the investment agreement and upon is execution, the second warrant to purchase 3,181 preferred shares of Jemtex was cancelled.

In the beginning of 2004, the Company concluded a $1.5 million investment in Jemtex in consideration for convertible loans, out of which $0.45 million were provided to Jemtex in late 2003 and $1.05 million were provided to Jemtex in early 2004. In addition, during 2004, the Company invested an additional amount of $1.9 million by way of convertible loans. Convertible loans and accrued interest thereon may be converted by Scitex into preferred shares of Jemtex at any time during a 5-year period at an exercise price reflecting the estimated fair value of the Company’s shares at the date of grant of the loans. The loans bear interest equivalent to of approximately LIBOR plus 0.75%-1%. In the beginning of 2005, the Company invested an additional amount of $0.35 million, substantially under the same terms and conditions of previous convertible loans.

As of December 31, 2004, the Company effectively holds approximately 84% of Jemtex’s issued share capital on an “as-converted” basis. Jemtex has a capital deficit and as the Company is currently the sole financier of Jemtex, it has taken full share (100%) in Jemtex’ losses commencing on the third quarter of 2003 and onward.

Since January 2004, Jemtex financial statements are consolidated with those of the Company, since the Company effectively has the right to appoint 4 out of 6 directors and holds majority of the shareholders voting rights.

Share in losses of associated companies in 2004 includes $294,000 share in losses of Jemtex prior to its consolidation.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for the first time in 2004) (continued):

b.	Objet Geometries Ltd.

The investment in Objet Geometries Ltd. (“Objet”) is accounted for under the equity method. The balance of this investment as of December 31, 2004 is approximately $124,000, following an additional investment of approximately $ 344,000 made in 2004 as part of a financing round. As a result of the financing round in 2004 the company interest in Objet was diluted to 22.9%.

Summarized data from Objet’s financial statements for the years ended December 31, 2004 and 2003, is as follows:

	December 31,
	2004	2003
	Audited	Audited
	U.S. dollars in thousands

Current assets	8,515	4,753

Non-current assets	1,415	1,482

Current liabilities	11,938	9,554

Non-current liabilities	732	644

	Year ended December 31,
	2004	2003
	Audited	Audited
	U.S. dollars in thousands

Revenues	16,951	4,966

Gross profit	6,520	923

Operating income (loss)	(678)	(6,106)

Net income (loss)	(845)	(6,228)

Subsequent to December 31, 2004 the Company sold all of its holdings in Objet, see also note 16d.

NOTE 5	–	OTHER INVESTMENTS AND PREPAID EXPENSES:

Other investments represent investments in non-marketable securities in companies operating in the digital printing and digital imaging industry, in which the Company does not exercise significant influence, and which are stated at cost, net of a write-down for decrease in value which is not of a temporary nature. The carrying amounts of these investments as of December 31, 2004 and 2003 are $1,414,000 and $1,301,000, respectively. The company evaluated these carrying values for impairment as of those dates. In 2004, there was no impairment in value. In 2003, due to an extended decline in fair value of other than temporary nature, the Company recorded an accumulated loss in the amount of $2,493,000 that was charged to “other income (loss), net” in the statement of operations. In addition, other investments include as of December 31, 2004, $324,000 of long-term prepaid expenses.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	PROPERTY, PLANT AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31
	2004	2003
	U.S. dollars in thousands

Machinery and equipment	7,218	4,567
Building	465	424
Leasehold improvements	5,309	4,606
Office furniture and equipment	7,321	5,209
Motor vehicles	31	16

	20,344	14,822
Less - accumulated depreciation
and amortization	(11,197)	(5,618)

	9,147	9,204

Depreciation and amortization of property, plant and equipment from continuing operations totaled $2,927,000, $3,558,000 and $2,250,000 in 2004, 2003 and 2002, respectively.

NOTE 7	–	GOODWILL

The changes in the carrying amount of goodwill in respect of the continuing operations for the years ended December 31, 2003 and 2004, are as follows:

U.S. dollars in thousands

Balance as of January 1, 2003	2,171
Goodwill acquired	3,046

Balance as of December 31, 2003	5,217
Goodwill acquired, see note 3c	1,497

Balance as of December 31, 2004	6,714

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	OTHER INTANGIBLE ASSETS:

Grouped by major classifications, the acquired technology and other intangible assets are composed as follows:

	December 31
	2004	2003
	U.S. dollars in thousands

Gross carrying amount:
Acquired technology	53,553	47,361
Other intangible assets	550	878

	54,103	48,239

L e s s - accumulated amortization and
impairment charges:
Acquired technology	44,770	29,957
Other intangible assets	51

	44,821	29,957

	9,282	18,282

Amortization expenses totaled $6,137,000, $5,871,000, and $2,944,000 in 2004, 2003 and 2002, respectively.

As to the main additions to intangible assets, see notes 3 and 4.

Estimated amortization expense for the following years, subsequent to December 31, 2004:

U.S. dollars in thousands

Year ending December 31:
2005	4,446
2006	2,914
2007	1,671
2008	117
2009	117
2010	17

9,282

In 2004 and 2003 the financial statements include an impairment charge with respect to technology and know-how in a subsidiary, in the amounts of $5,625,000 and $2,967,000, respectively. These impairments followed an evaluation performed by a third party appraiser, based on discounted cash flow, triggered by the significant decrease in the production of certain products based on the above-mentioned technologies. The impairment calculation in 2004 and 2003 was prepared in accordance with the provisions of FAS 144. Out of the amount of impairment in 2004, $2.6 million was recorded against the “minority interests in a subsidiary” since this amount is the amortized technology held by minority shareholders of Scitex Vision, see note 3a.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded with severance pay and pension funds and with insurance companies (principally with an affiliate of the two major shareholders of the Company), for which the Company and its Israeli subsidiaries make monthly payments.

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	The U.S. subsidiaries offer 401(k) matching plans to all eligible employees.

c.	Substantially all of the European subsidiaries make contributions to pension plans administered by insurance companies.

d.	Severance pay and defined contribution plan expenses totaled $760,000, $1,523,000 and $563,000 in 2004, 2003 and 2002, respectively.

e.	The Company expects to pay the following future benefits to its Israeli employees upon their retirement at normal retirement age:

U.S. dollars in thousands

Year ending December 31:
2005	12
2006	10
2007	39
2010	100
2013	145

The above amounts were determined based on recent salary rates and do not include amounts that might be paid to employees that will cease working with the company, before their normal retirement age or amounts to be paid to employees that their normal retirement age extends beyond the year 2014.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	The Company and its subsidiaries is committed to pay royalties of 3%-5% to the Government of Israel on sales of products in the research and development of which the Government participates by way of grants, up to the amount of the grants received (dollar linked), plus annual interest based on the Libor, accruing from January 1, 1999. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing grants, the Company is not obligated to pay any such royalties to the Israeli Government.

At December 31, 2004, the maximum contingent royalty payable is approximately $3.8 million. Royalty expenses totaled $245,000, $128,000 and $167,000 in 2004, 2003 and 2002, respectively.

2)	The Company is obligated to pay royalties to certain parties, based on agreements that allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products, which incorporate these technologies or on quantities of such products sold. Royalty expenses totaled $1,316,000, $984,000 and $0 in 2004, 2003 and 2002, respectively.

3)	Operating leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. Part of the premises in Israel were leased from an affiliate of the two major shareholders of the Company.

Minimum lease payments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2004, are as follows:

U.S. dollars in thousands

Year ending December 31:
2005	2,452
2006	2,132
2007	1,851
2008	1,579
2009	1,579
2010 and thereafter	7,452

Most of the rental payments for the Israeli premises are payable in Israeli currency, partially linked to the Israeli CPI, to the dollar or both to the dollar and the U.S. CPI. Rental expense relating to continuing operations totaled $2,425,000, $2,449,000 and $1,158,000 in 2004, 2003 and 2002, respectively.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)	Commencing November 1, 2001 and until January 2004, the Company’s headquarters are located on the premises of one of its major shareholders. The Company obtained the services of certain executives and other staff as well as certain services from the major shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder. During the first two quarters of 2004, the Company’s headquarters are located on the premises of other major shareholder. The Company obtains the services of an executive as well as certain ancillary services from the shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder. Expenses due to the said agreements totaled $227,000, $518,000 and $445,000 in 2004, 2003 and 2002, respectively. Beginning of the third quarter of 2004 the Company has a lease agreement with an unrelated third party.

b.	Contingent liabilities:

1)	In October 2003, a NIS 14 million (approximately $3.2 million) lawsuit was filed by a minority shareholder of a subsidiary’s shareholders, against the Company, a subsidiary and others, mainly other shareholders of the subsidiary (among them, the Company’s two largest shareholders, Clal and Discount) and the directors of the subsidiary in the period relevant for the lawsuit (three of whom are our present or former office holders). The lawsuit generally alleges that the terms of the transaction to combine the operations of the subsidiary and the subsidiary International and the manner in which it was effected prejudiced the rights of the minority shareholder as a minority shareholder of the subsidiary.

In November 2003, the minority shareholder also sent a demand letter to the subsidiary, as a preliminary step for a derivative action, whereby the minority shareholder demanded that the subsidiary initiate a lawsuit against the Company, a company wholly-owned by the Subsidiary (“Subsidiary International”) and the subsidiary’s directors in the period relevant for the claim for an alleged breach of fiduciary duties of the directors and misrepresentations in connection with an undertaking by Scitex to transfer $15 million to Subsidiary International as part of the aforesaid transaction.

In December 2003, a separate motion was filed by the minority shareholder against the Company, the subsidiary, and the two shareholders mentioned above, in connection with the subsidiary’s rights offering that was concluded in July 2003. In particular, the motion alleges that the reorganization of the subsidiary’s share capital that was effected in conjunction with the rights offering was invalid and prejudiced the rights of the minority shareholder. In light of its allegations, the minority shareholder requested that the court order the defendants to provide information and documents with respect to this matter.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

In May 2004, the minority shareholder filed another lawsuit against the Company, the subsidiary, and the two shareholders mentioned above in connection with the subsidiary’s rights offering that was concluded in May 2004. The lawsuit generally alleges that the terms of the transaction and the manner in which it was effected prejudiced the rights of the minority shareholder as a minority shareholder of the subsidiary. The minority shareholder requested the court to order that the resolutions of the subsidiary’s audit committee, board of directors and general meeting of shareholders authorizing the transaction be annulled, and that the transaction is void.

All parties to the legal proceedings described above agreed to try to settle all of the disputes between them by mediation and the mediation proceedings are in advance stages. Therefore, all court proceedings were postponed. No provision was recorded for this matter in these financial statements. (See Note 16b – subsequent Events – for further update in this matter).

2)	In January 2003 SV International has received a letter from the legal advisors of a service provider claiming compensation in the amount of approximately 4,000,000 New Israeli Shekel (“NIS”) (approximately $928,000) arising from SV International’s decision to cease using the service provider’s services. The letter of demand alleges that SV International has a contractual relationship with this service provider. The Company is unable to assess the outcome of this matter, and SV International intends to mount a vigorous defense. No provision was recorded in respect of this matter in these financial statements.

3)	In July 2000 a monetary claim in the amount of approximately $413,000 against the Company was filed with the district court in Jerusalem. In this lawsuit it was claimed that a machine the Company sold to the plaintiff did not function as promised by the Company. In April 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint business to Creo. Therefore, defense is being handled by Creo. In the opinion of the Company’s management, since this lawsuit is in the framework of an indemnification agreement with Creo, it will have minimal effect on the Company, if any. Therefore no provision was recorded for this matter.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)	In December 2003, three minority shareholders of Objet, a company in which the Company has a 22.91% interest, filed an approximate 7.8 million New Israeli Shekels (“NIS”) (approximately $1.75 million) lawsuit against Objet, certain of its shareholders, including the Company, and certain of Objet’s directors. The lawsuit alleges that the defendants acted in a manner that prejudiced the rights of the minority shareholders, and breached Objet’s obligations to such shareholders. Among the remedies being sought by the said minority shareholders are compensation, restitution (with linkage and interest) of the investment amount, or repurchase of the plaintiffs’ shares in Objet, and a demand for changes to the terms of certain convertible loans made to Objet by certain of the defendants including the Company. Objet has asked for a dismissal of the case relating to one of the parties suing. At this time the Company’s attorneys are still evaluating the claim, and neither Objet nor the Company is able to give any realistic assessment as to the outcome of this matter, therefore no provision was recorded. (See Note 16d – subsequent Events – for further update in this matter).

5)	Claims have been filed against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those claims. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the claims.

6)	As to tax assessments of two of the Company’s subsidiaries, see note 12h.

NOTE 11	–	SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s shares are traded on NASDAQ, under the symbol SCIX, and on The Tel Aviv Stock Exchange (“TASE”).

On December 31, 2004, the Company’s share closed on NASDAQ and TASE at $5.21 and approximately $5.14, respectively.

2)	The number of shares stated as issued and outstanding – 43,467,388 shares at December 31, 2004 and 2003 – includes, at December 31, 2004 and December 31, 2003, 5,401,025 shares and 448,975 shares, respectively, repurchased by the Company and held by the Company or by a trustee. These shares bear no voting rights or rights to cash dividends.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11	–	SHAREHOLDERS’EQUITY (continued):

b.	Cash distribution and treasury stock

In 2004, approximately $118 million were transferred by the Company to its shareholders through a repurchase of shares from the shareholders and a cash distribution:

1)	In June 2004, the Company completed a self tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28.1 million that represent $5.67 per share.

2)	In July 2004, the Company distributed in cash $2.36 per ordinary share, or approximately $89.8 million in the aggregate, to its shareholders.

c.	Retained earnings

Dividends are declared and paid in dollars (except to shareholders of record with an address in Israel, with respect to whom payment is made in Israeli currency (“NIS”)).

d.	Share incentive and stock option plans

2001 and 2003 Plans

In December 2001, the Company’s shareholders approved the adoption of the Scitex 2001 Stock Option Plan (“2001 Plan”), designed primarily for employees and directors of the Company and its subsidiaries. In December 2003, the Company’s shareholders approved the adoption of the Scitex 2003 Share Option Plan (“2003 Plan”), designed for employees, directors and consultants of the Company who are Israeli residents, and also approved an increase in the aggregate number of shares reserved for issuance under the 2001 Plan from an initial 750,000 shares to 1,900,000 shares, with all such reserved shares being available for issuance under either the 2001 Plan or the 2003 Plan. Option awards may be granted under the 2001 Plan until November 5, 2011 and under the 2003 Plan until November 23, 2013. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as other ordinary shares of the Company.

The 2003 Plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan. The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

In the years ended December 31, 2003 and 2002, no options had been granted under either the 2001 plan or 2003 plan.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11	–	SHAREHOLDERS’EQUITY (continued):

On September 20, 2004, the board of directors resolved to grant two senior employees of the Company options under the 2003 Plan to purchase an aggregate of 168,000 shares of the Company at an exercised price of $3.70 per share. The fair value of one share at the day of grant was $4.11. The options vest ratably over three years and are exercisable for ten years until September 20, 2014. Any options not exercised by then will expire. In the year 2004, the Company recorded $69,000 of deferred stock compensation for the excess of the fair value of shares over the exercise price at the date of grant related to these options. The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $7,000 have been classified under “general and administrative expenses” in 2004.

The options granted under the Company’s plans are exercisable for the purchase of shares as follows:

	December 31
	2004	2003
	Number of options

At balance sheet date	351,922	978,732
During the first year thereafter	56,000	8,334
During the second year thereafter	112,000

	519,922	987,066

A summary of the status of the Company’s plans at December 31, 2004, 2003 and 2002, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2004		2003		2002
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$

Options outstanding at
beginning of year	987,066	10.48	1,252,492	10.34	1,724,203	10.18
Changes during the year:
Granted	168,000	3.70
Forfeited and canceled	(635,144)	10.64	(265,426)	9.82	(471,711)	9.76

Options outstanding at end of year	519,922	8.09	987,066	10.48	1,252,492	10.34

Options exercisable at end of year	351,922	10.19	978,732	10.50	1,139,728	10.33

Options available for future awards	1,732,000		1,900,000		750,000

The weighted average fair value of options granted during 2004 is $1.69.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately three years; and expected volatility of 52%.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11	–	SHAREHOLDERS’EQUITY (continued):

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2004:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price
$		Years	$		$

3.70	168,000	9.7	3.70	-	-
9.00 to 9.99	145,005	1.6	9.06	145,005	9.06
10.00 to 10.99	100,417	5.1	10.57	100,417	10.57
11.00 to 11.99	90,500	2.3	11.21	90,500	11.21
12.00 to 12.99	16,000	2.3	12.21	16,000	12.21

	519,922	5.1	8.09	351,922	10.19

An award in 1999, whereby 50 % of 300,000 options awarded in earlier years to a related party, with an exercise price of $14.75 per option, were re-priced to an exercise price of $11.69 per option (the then market price per share), accompanied by a waiver of the remaining 50%. Such options were exercisable from 1999 until canceled in June 2004. The fair value of each option granted was $3.21. In accordance with FIN 44, the re-priced options are accounted for under variable plan accounting. Under this method of accounting, increases in the fair market value of the underlying shares result in stock-based compensation charges to the statement of operations. In June 2004, and on December 31, 2003, the market price of the underlying shares was below $11.69 (the exercise price of the options), thus, no compensation cost has been charged with respect to these options.

Option plan in a subsidiary

In September 2003, the board of directors of an Israeli subsidiary approved an employee stock option plan (the “subsidiary plan”), whereunder options to purchase up to 12,985,630 ordinary shares of the subsidiary are to be granted to employees, directors and consultants of the subsidiary without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the subsidiary. Immediately upon exercise, the ordinary shares purchased in exercise of the options will have the same rights as of the subsidiary’s other ordinary shares. Any option not exercised within 10 years from allotment date will expire, unless extended by the board of directors of the subsidiary.

On December 20, 2004, the subsidiary’s board of directors decided to increase the number of shares reserved under the subsidiary plan with additional options to purchase up to 5,068,570 ordinary shares.

At December 31, 2004 and December 31, 2003, there were approximately 17,732,000 and 12,531,000 options, respectively, outstanding subject to the subsidiary plan, of which 8,320,000 and 6,079,265, respectively, were exercisable.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11	–	SHAREHOLDERS’EQUITY (continued):

Except for 193,874 options granted at an exercise price of $4.00 per share, all options were granted at an exercise price of $0.4052. For all grants, management determined that the exercise price per share is not less than the estimated fair value of an ordinary share at the date of grant, except for 4,351,360 options granted in late 2004 whereby management estimated the fair value of one share to be $0.55. In the year 2004 the subsidiary recorded $476,000 of deferred stock compensation for the excess of the fair value of ordinary shares of the subsidiary over the exercise price at the date of grant related to these options (net of minority interests). The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $21,000 have been classified to the income statements, under “general and administrative expenses” in the year 2004.

The weighted fair value of options granted by the subsidiary during 2004 and 2003 was $0.24 and $0.14, respectively and estimated at the date of each option grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.23% to 2.3% and 2.2% respectively; dividend yields of zero in 2004 and 2003; expected life of the options of approximately three years in both 2004 and 2003; and expected volatility of 50% to 57% and 48%, respectively.

During 2004 and 2003, no options were exercised.

NOTE 12	–	TAXES ON INCOME:

a.	The Company and its Israeli subsidiary:

1)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter- the law)

The entitlement to these benefits is conditional upon the subsidiary fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage increments and interest. Currently, the subsidiary is in discussions with the relevant authorities on the rights and entitlement to the below benefits, and the entitlement of these benefits is conditioned upon the results of these discussions.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME: (continued)

Tax benefits for approved enterprises include:

a)	Reduced tax rates

The tax benefit period is seven years from the year in which such an enterprise first earns taxable income, but not later than 2009. Income derived from the approved enterprise is tax exempt during the first two years of the seven years tax benefit period and is subject to a reduced tax rate of 25% during the remaining five benefit years.

In the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

The Company intends to reinvest the amounts of tax exempt income in the foreseeable future, and not to cause distribution of such dividends.

b)	Accelerated depreciation

The subsidiary is entitled to claim accelerated depreciation for five tax years, commencing in the first year of operation of each asset, in respect of machinery and equipment used by the approved enterprise.

2)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

3)	Tax rates

The income of the company and its Israeli subsidiaries (other than income from “approved enterprises”, see b. below) is taxed at the regular rate. Through to December 31, 2004, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the change in the tax rates in the coming years, on the deferred tax balances of the amendment to the law, is included in paragraph f below. Capital gains are taxed of 25%.

b.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME: (continued)

c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $466 million at December 31, 2004. Most of the carryforward amounts are available indefinitely with no expiration date.

d.	Deferred income taxes:

	December 31
	2004	2003
	U.S. dollars in thousands

Computed in respect of the following:
Allowance for doubtful accounts and
other provisions	1,756	1,512
Carryforward tax losses and credits	147,542	168,620
Inventories		1,440
Investments	7,244	9,364
Marketable Securities	710
Accrued liabilities and deferred income	2,363	1,173
Property, plant and equipment	48	60
Intangible assets	4,020	2,927

	163,683	185,096
L e s s - valuation allowance (attributed
mainly to loss carryforwards and expenses
deductible upon payment)	(162,925)	(184,984)

	758	112

Deferred income taxes are included in the
balance sheets in current assets:	758	112

e.	Income (loss) before taxes on income from continuing operation:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

The Company and its Israeli subsidiaries	(7,599)	(15,702)	(29,198)
Non-Israeli subsidiaries	4,486	1,539	(3,868)

	(3,113)	(14,163)	(33,066)

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME: (continued)

f.	Taxes on income included in the statements of operations – from continuing operation:

1)	As follows:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Current:
Israeli		404	(400)
Non-Israeli	(577)	(1,052)	984

	(577)	(648)	584

Deferred, see e. above:
Israeli		(1,866)	64
Non-Israeli	644	112

	644	(1,754)	64

	67	(2,402)	648

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a(3) above) and the actual tax expense:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Income (loss) before taxes on income	(3,113)	(14,163)	(33,066)

Theoretical tax expense (tax benefit) on
the above amount	1,090	(5,099)	(11,904)
Effect of lower tax rate for
"approved enterprises"	-	-	(400)

	1,090	(5,099)	(12,304)
Increase (decrease) in taxes resulting from
different tax rates - net	(183)	(6,670)	(5,253)
Increase in taxes resulting from
permanent differences	1,836	838	408
Change in valuation allowance	(22,059)	61,731	87,602
Changes in deferred taxes resulting from
carryforward tax losses	21,413	(49,970)	(71,275)
Increase in taxes resulting from prior years	(515)	1,950
Increase (decrease) in taxes arising
from differences between non-dollar
currencies income and dollar
income , net, and other*	(1,515)	(378)	174

Taxes on income in the consolidated
statements of operations	67	2,402	(648)

*	Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a(2) above) and the changes in the exchange rate of Israeli currency relative to the dollar.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME: (continued)

g.	Tax assessments:

1)	The Company has received, or is considered to have receive, final tax assessments through the 1999 tax year.

2)	Following the filing of tax returns of the Company’s U.S. subsidiaries for the years 1992 through 1996 (and receive certain refunds in respect thereof), the Internal Revenue Service (IRS) commenced an audit on those years. By the end of 2001, the Company had already made advance payments of $21.5 million on account of this audit. In partial settlement of said audit the Company consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues in June 2002. In the same month, the Company received a notice from the IRS proposing to assess $29.6 million of additional federal income taxes for the years 1992 through 1996. In August 2002, the Company appealed the proposed additional assessment. In February 2004, following negotiations with the IRS, the Company finalized the settlement with the IRS, and the during the remainder of 2004, the Company concluded paying according to the settlement with the IRS in an amount of $5.9 million to the IRS, and also paid $5.7 million as state taxes derived from that IRS audit.

3)	In December 2004, as a result of the conclusion of the 1992-1996 IRS audit, the Company filed federal tax amendments for the years 1994, 1995 and 1997, claiming a refund of $7.8 million of federal taxes. As of the date of these financial statements, the IRS has not responded to our refund request. Due to the existing uncertainty surrounding the outcome of this refund request, the said amount is not included in the financial statements.

NOTE 13	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Foreign exchange risk management

The Company and its subsidiaries operate internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. Derivative financial instruments (hereafter – derivatives) were utilized by a subsidiary to reduce these risks. The Company did not hold or issue derivative financial instruments for trading purposes.

Commencing 2003, a subsidiary purchases forward-exchange contracts as hedges of certain anticipated sales and related costs denominated in foreign currencies. The subsidiary enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales and related costs will be affected by changes in exchange rates. These contracts do not qualify for hedge accounting under FAS 133. Accordingly gains and losses for these forward-exchange contracts are recognized in earnings. As of December 31, 2004 and 2003, the liability for losses deriving from forward-exchange contracts amounted to approximately $412,000 and $556,000, respectively.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

b.	Concentrations of credit risks

At December 31, 2004 and 2003, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

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

c.	Cash Management and Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, marketable securities, short-term investments, long-term investments, current and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term liabilities also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Short-Term Investments:

1)	The fair value and the amortized cost of available-for-sale securities and cash equivalents are as follows:

	December 31, 2004
	Cost	Unrealized holding losses (*)	Estimated fair market value
	U.S. dollars in thousands

United States government and government
agencies debentures	6,286	(53)	6,233
Corporate debt securities	10,672	(113)	10,559
Mortgage backed securities	40,062	(161)	39,901

	57,020	(327)	56,693

(*)	Such unrealized holding losses are the result of an increase in market interest rates during fiscal 2004 and are not the result of credit or principal risk. Based on the nature of the investments, management concluded that such unrealized losses were not other than temporary as of December 31, 2004. Amounts reclassified out of accumulated comprehensive income into earning are determined by specific identification.

Maturities of the above securities are as follows:

Estimated fair market value
U.S. dollars in thousands

2005	3,567
2006	16,054
2007	22,897
2008	2,999
2009 and there after	11,176

56,693

As of December 31, 2004, the Company held investments in available for sale with unrealized holding losses totaling $327,000, all of which are less then one year. Realized losses in 2004 were approximately $70,000.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2)	Creo

In June and August 2003, the Company sold all of its remaining holdings in Creo Inc. (hereafter – “Creo”) shares for a net total consideration of $54,000,000 and recorded a gain of approximately $3,000,000. The investment in Creo shares was accounted for as shares available for sale, and following the sale of the shares, the Company recorded approximately $750,000 gain in its shareholders’ equity. This gain was realized and released to earnings in 2003. In 2002, due to extended decline in fair market value, it was determined that the impairment in value of the investment was other than temporary. Consequently, the accumulated unrealized loss of $22,283,000 was charged to “other income (loss), net” in the statement of operation.

	December 31
	2004	2003
	U.S. dollars in thousands

b. Allowance for doubtful accounts (as included
in trade receivables) - the change in allowance
for doubtful is composed as follows:
Balance at beginning of year	4,190	2,957
Addition to allowance	1,361	1,233
Write-off of bad debts	(534)

	5,017	4,190

c. Other receivables:
Value added taxes receivable	3,343	3,285
Employees	267	298
Other	3,759	3,407

	7,369	6,990

d. Inventories
Components of systems and materials	12,880	8,158
Work in process	843	1,183
Consumables	4,937	5,026
Finished products	18,066	8,208

	36,726	22,575

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

e.	Accrued and other liabilities:

	December 31
	2004	2003
	U.S. dollars in thousands

Payroll and related expenses	4,852	3,863
Accrued royalties and sales commissions	1,792	2,514
Deferred revenue	6,361	585
Provision for warranty*	2,151	2,293
Advances from customers	4,089	2,516
Other	4,518	6,178

	23,763	17,949

	2004	2003	2002
	U.S. dollars in thousands

* The changes in the balance during the year:
Balance at beginning of the year	2,293	2,018	2,577
Payments made under the warranty	(4,162)	(3,383)	(3,136)
Product warranties issued for new sales	4,020	3,658	2,577

Balance at end of year	2,151	2,293	2,018

f.	Short-term credit and long-term loans:

1)	Short-term credit and loans

The balance as of December 31, 2004 represents: $16,397,000 short-term bank loans denominated in dollars and bearing interest of three months Libor + 1% to Libor + 2.25% per annum (as of December 31, 2004 and 2003 – 3.63% to 4.88% and 2.3%-3.5%, respectively); $14,358,000 short-term bank loans denominated in Euro and bearing interest of Libor + 1.75% to 2% per annum (as of December 31, 2004 and 2003 respectively, 4%- 4.25% and 3.8%-4.4%), current maturities of long term loans from banks in the amount of $2,347,000 and current maturities of other long term loan in the amount of $1,210,000.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2)	Current maturities of long-term loans (represent loans of Scitex Vision):

	December 31
	2004	2003
	U.S. dollars in thousands

Banks	2,347	1,633
Other	1,210	969

	3,557	2,602

3)	Long-term loans:

a)	The long-term loans from banks mature in the following years:

	December 31
	2004	2003
	U.S. dollars in thousands

Current maturities	2,347	1,633

Second year	2,347	1,928
Third year	2,347	1,252
Fourth year	2,347	1,252
Fifth year and thereafter	1,761	2,191

	8,802	6,623

	11,149	8,256

As to the maturity dates of another loan see c below.

b)	The long-term loans from banks are dollar denominated and bear interest of three month Libor + 1.75 % to Libor + 2.25 % per annum (as of December 31, 2004 and 2003 – 4.38% to 4.88 % and 2.9% to 3.4% respectively).

c)	In 2000, Scitex Vision entered into a collaboration agreement (the “Collaboration Agreement”) with a leading European supplier (the “supplier”) to the textile, paper and plastics printing industry, for developing inks for printing on textile. Pursuant to the Collaboration Agreement, the Supplier is to pay Scitex Vision certain royalties on sales of ink for use with the Scitex Vision’s textile printing machines. Following the Collaboration Agreement, the Company received from the supplier a long-term convertible loan of $5 million. The loan was received on December 27, 2000, and bore 6% annual interest. However, if the milestones described in the Collaboration Agreement were met, the loan was to be interest free.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

According to the original terms of the loan, the loan and the accumulated interest may be converted by the supplier, at any time during the last three months of the loan period, which ends on December 11, 2003, into ordinary shares of Scitex Vision at a conversion price based on the fair value of such shares, less 15%. According to the Collaboration Agreement if the Supplier chooses to request the repayment of the loan, the repayment shall be made by setting-off the loan and any interest accrued thereon against royalties due to Scitex Vision in a subsequent period. The remainder of the loan, if any, shall be repaid in cash to the Supplier. Pursuant to the conversion terms, whereby the Supplier was granted beneficial conversion features, the Company recorded an original discount of $882,353, which represents the difference between the loan amount and the value of the ordinary shares. This amount was fully amortized to interest expense over 33 months, which is the period from the grant date to the beginning of the period during which the supplier was entitled to convert the loan into ordinary shares.

On December 30, 2003 an addendum to the agreement was signed, according to which, the original terms of the loan were changed such that the principal of the loan ($5 million) is interest free and payable in four annual installments in the following years subsequent to December 31, 2003. The first payment of $1 million was paid in December 2004 and the remaining amount is payable as follows (the amounts are presented in their net present values):

December 31, 2004
U.S. dollars in thousands

Current maturities	1,210

Second year	1,406
Third year	1,134

2,540

3,750

Scitex Vision has the right to offset royalties due to Scitex Vision against the amount due on the next agreed installment. As a result of the above-mentioned change in terms, Scitex Vision has recorded the loan based on its present value using 3.3% interest rate, which is applicable to such loans as of the date of the change in terms. The difference between the present value and the nominal value of the loan, in the total amount of $408,000 (“Discount”), as well as all interest accrued at December 30, 2003, in the total amount of $904,000, have been credited to “financial expenses, net” in the year ended December 31, 2003. The amortization of the Discount recorded as financial expenses, amounted to $158,000 in 2004.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

d)	Long-term loans convertible into subsidiary’s shares

In July 2003 and May 2004, two of the Company’s shareholders granted Scitex Vision convertible loans in the total amount of $933,000 and $805,000, respectively, bearing interest equal to the greater of Libor + 1% (as of December 31, 2004 and 2003 -3.63% and 2.1%, respectively) or the NIS equivalent of the principal amount linked to the rate of change of the Israeli CPI over the period of the loans. The loans and interest are payable in one installment at the end of a five year period if no conversion occurs before the end of the repayment period. The loans may be converted by the lenders to 4,234,316 ordinary shares of the Scitex Vision at any time at an exercise price of $0.4052 per share, which equals the estimated fair value of Scitex Vision’s ordinary shares at the date of grant of the loans. According to the loans agreements, an automatic conversion shall occur upon the occurrence of certain events. In addition, all lenders were granted warrants representing 25% of the total loan amount, to purchase 1,058,578 ordinary shares of Scitex Vision at an exercise price of $0.4052 per share. $98,500 and $54,500 were allocated to the said warrants out of the total above-mentioned loans in 2004 and 2003, respectively. These amounts are amortized to interest expenses over the maximum term of the loans, which is 5 years.

Pursuant to the conversion terms, whereby the lenders were granted beneficial conversion features (“BCF”), the Company recorded an original discount of $98,500 and $54,500 in 2004 and 2003, respectively, which represents the difference between the loan allocated amount and the amount payable. These amounts are amortized to interest expenses over the maximum term of the loans, which is 5 years. The warrants expire after 5 years from grant as well.

For the years 2004 and 2003 the Company recorded interest expenses of $99,000 and $20,000, respectively, in connection with the said warrants, amortization of the BCF amount and interest expenses.

e)	Long-term loans – other

In July 2004, Jemtex received a waiver of all rights regarding a long-term loan at the amount of $581,000. The waiver of the loan is presented in the financial statements under “other income (loss)".

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

Statements of operations:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

g. Research and development costs , net:
Expenses incurred	13,043	11,537	7,761
L e s s - royalty-bearing
participations from the
Government of Israel	594	467	701

	12,449	11,070	7,060

h. Selling, general and administrative
expenses:
Selling*	19,990	15,322	14,896
General and administrative**	16,614	15,147	13,581

	36,604	30,469	28,477

* Including:
Advertising costs	1,416	609	420

** Including:
Related parties	380	518	445

Net change in allowance for
doubtful accounts and direct
write-off of bad debts	827	1,233	1,507

i.	Restructuring charges

During 2003, a subsidiary implemented a restructuring plan in the form of reduction in work force, abandonment of leased premises and development of new combined information technology system, and accrued expenses accordingly. The expenses included mainly severance pay and other benefits to approximately 42 employees retiring from their employ in the amount of approximately $130,000, costs related to the disposal of certain activities in the amount of approximately $390,000, and costs related to the development of new combined information technology system in the amount of approximately $500,000.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

j. Financial expenses, net:
Interest income	2,874	249	706
Gain (loss) on trading marketable securities, net	(70)	3
Interest expense on long-term loans
from banks	(1,541)	(1,981)	(2,471)
from others	(158)	603
Convertible loan -BCF and warrant
amortization and interests	(99)	(20)
Bank charges	(427)	(276)	(15)
Revaluation of long-term loan		408
Other (including foreign exchange
transaction losses , net)	(855)	(1,637)	(1,359)

	(276)	(2,651)	(3,139)

k. Other income (loss), net:
Write-down of available-for-sale securities			(22,283)
Gain from sale of a portion in a subsidiary		3,774
Share in beneficial conversion feature of
convertible preferred shares issued by a
subsidiary		(3,485)
Write-off and write-down of investments
in investee companies	(137)	(2,493)	(3,839)
Gain from sale of investments in
associated and investee companies		2,822
Gain from waiver of a loan	581
Other	26	169	(148)

	(470)	787	(26,270)

NOTE 15	–	SEGMENTS INFORMATION:

a.	General:

Following the transaction and as a result of the consolidation of Jemtex for the first time in 2004 the Company operates in the following two segments:

1)	Wide Format digital printing – development, manufacturing and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products.

2)	Continuous inkjet industrial digital printing – develop, manufacture and market of continuous inkjet based digital printers for the industrial printing ceramic tiles and textile markets.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SEGMENTS INFORMATION (continued)

b.	Information on segment loss and assets of the reportable operating segments:

1)	Measurement of segment loss and assets:

The measurement of losses and assets of the reportable segments is based on the same accounting principles applied in these consolidated financial statements.

2)	Financial data relating to the reportable operating segments:

Year ended December 31, 2004
U.S. dollars in thousands

Consolidated revenues from the
Wide Format digital printing	128,185

Operating loss from continuing operations:
Wide Format digital printing	(532)
Continuous inkjet industrial digital printing	(2,775)

Total consolidated operating loss from continuing operations	(3,307)

Interest income (expenses), net:
Wide Format digital printing	(180)
Continuous inkjet industrial digital printing	(96)

Total consolidation interest expenses, net	(276)

Other income (loss), net:
Wide Format digital printing	(116)
Continuous inkjet industrial digital printing	586

Total consolidation other income (loss), net	470

Loss before taxes on income:
Wide Format digital printing	(828)
Continuous inkjet industrial digital printing	(2,285)

Total consolidation loss before taxes on income	(3,113)

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SEGMENTS INFORMATION (continued)

December 31, 2004
U.S. dollars in thousands

Assets:
Wide Format digital printing:
Intangible assets	9,282
Other assets	261,178
Goodwill	6,714
Continuous inkjet industrial digital printing	1,277

278,451

Consolidation adjustment	(4,298)

274,153

Expenditures for long-lived assets:
Wide Format digital printing:
Intangible assets	400
Fixed assets	1,903
Goodwill	1,497
Continuous inkjet industrial digital printing, other assets	10

3,810

Depreciation and amortization expenses:
Wide Format digital printing:
Intangible assets	6,137
Other assets	2,876
Continuous inkjet industrial digital printing, other assets	51

9,064

c.	Geographical information:

1)	Following are data regarding revenues from external customers in respect of continuing operations, classified by geographical area based on the location of the customers (Wide Format digital printing segment only):

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

America	46,070	34,828	26,539
Europe	52,344	36,893	37,504
Far East	19,943	12,460	16,647
Other countries	9,828	18,699	4,971

	128,185	102,880	85,661

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SEGMENTS INFORMATION (continued)

2)	Following are data relating to property, plant and equipment, net, relating to continuing operations, by geographical area in which the assets are located:

	December 31
	2004	2003	2002
	U.S. dollars in thousands

Israel	5,520	6,154	2,985
America	620	802	1,033
Europe	1,112	1,152	753
South Africa	1,534	949	1,265
Asia	361	147	38

	9,147	9,204	6,074

NOTE 16	–	SUBSEQUENT EVENTS:

a.	Possible Sale of Scitex Vision

On March 21, 2005, the Company announced that it is engaged in preliminary negotiations for the possible sale of its holdings in Scitex Vision, in which it holds 75.5% of the issued share capital (69.5% on a fully diluted basis) for an enterprise value of Scitex Vision in the range of $230-250 million. The proposed transaction is subject to a due diligence process, negotiation and execution of definitive agreements. The Company added that there is no assurance whatsoever that any transaction would result with respect to Scitex Vision or as to the terms, deal structure and the purchase price for Scitex Vision if a sale occurs.

b.	Contingent Liabilities Settlement

In reference to contingent liabilities set forth in Note 10 b1 above, on April 6, 2005, the Company and the Company’s two largest shareholders, Clal and Discount (the “Purchasers”) came to an agreement with the minority shareholder, whereby they agreed to purchase all of the minority shareholder’s shares in Scitex Vision, constituting 1.89% of Scitex Vision’s issued share capital (1.35% on a fully diluted basis) in consideration for $1.6 million, plus additional contingent consideration to be paid if Scitex Vision undergoes an “exit event” within the next 2 years at a higher valuation as detailed in the agreement. In the framework of the agreement, the minority shareholder shall dismiss all suits and other legal proceedings it had initiated or had threatened to initiate against the Company, the Purchasers and other various parties. In addition, the minority shareholder, on one hand, and the Company, the Purchasers and other various parties on the other hand are waiving all other claims and disputes in connection with Scitex Vision they may have vis-à-vis the other party to the agreement.

c.	Sale of Assets of RealTimeImage Ltd.

On April 28, 2005 IDX Systems Corporation (NASDAQ:IDXC) announced that it had signed an agreement to acquire the assets of RealTimeImage, Ltd., (RTI) in which the Company holds approximately 14.9% of the issued share capital (RTI was recorded on the Company’s balance sheet at $1.2 million as of December 31, 2004, and accounted under the cost method). IDX will purchase the assets of RTI at an estimated purchase price of $15.5 million. The closing of the acquisition is subject to certain terms and conditions. Also, the distribution of funds to the shareholders of RTI is subject to certain time and other limitations and processes, including under the above agreement.

SCITEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16	–	SUBSEQUENT EVENTS (continued)

d.	Sale of Objet Geometries Ltd.

In June 2005, the Company sold all of its holdings in Objet to several shareholders of Objet for $3 million in cash, payable in two installments. Additional contingent consideration will be paid to the company if Objet undergoes specified “exit events” prior to the end of 2007. The book value of the investment in Objet was recorded on the Company’s balance sheet at $124,000 as of December 31, 2004, and accounted under the equity method.

Report of Independent Registered Public Accounting Firm
on Financial Statement Schedules

To the Board of Directors of
Scitex Corporation Limited.

Our audits of the consolidated financial statements referred to in our report dated May 2, 2005, except for note 16d, as to which the date is June 28, 2005, appearing in this Form 20-F of Scitex Corporation Ltd. also included an audit of the Financial Statement Schedule II – Valuation and Qualifying Accounts listed in item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
May 2, 2005	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

SCITEX CORPORATION LTD.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Three years ended December 31, 2004
(U.S. $ in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Additions charged to cost and expense	Deductions from reserves	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2004	4,190	1,361	(534)	5,017

Year ended December 31, 2003	2,957	1,233	-,-	4,190

Year ended December 31, 2002	1,620	1,507	(170)	2,957

Valuation allowance for deferred
tax assets:
Year ended December 31, 2004	184,984	-,-	(22,059)	162,925

Year ended December 31, 2003	123,253	61,731	-,-	184,984

Year ended December 31, 2002	94,877	28,376	-,-	123,253

Inventory valuation provision:
Year ended December 31, 2004	4,340	-,-	(560)	3,780

Year ended December 31, 2003	1,225	3,115	-,-	4,340

Year ended December 31, 2002	750	475	-,-	1,225

[ZIV HAFT LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

JEMTEX INK JET PRINTING LTD.

We have audited the accompanying balance sheets of Jemtex Ink Jet Printing Ltd. (“the Company”) as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholders’ deficiency and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operation and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B, to the financial statements, the Company has suffered recurring losses from operations and as of December 31, 2004 has a shareholders’ deficiency of approximately $ 4.2 million. These factors described in Note 1B raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel February 28, 2005	/s/ ZIV HAFT ZIV HAFT Certified Public Accountants (Isr.) BDO member firm

Objet Geometries Ltd.

Consolidated Financial Statements
As of December 31, 2004

Objet Geometries Ltd.
Consolidated Financial Statements December 31, 2004

Chaikin, Cohen, Rubin & Gilboa.
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 972-3-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
Objet Geometries Ltd.

We have audited the accompanying consolidated balance sheets of Objet Geometries Ltd., (“the Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Without qualifying our opinion, we wish to draw your attention that the Company is defendant in certain lawsuits as described in note 8A.

/s/ Chaikin, Cohen, Rubin & Gilboa
Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, March 2, 2005

Objet Geometries Ltd.
Consolidated Balance Sheets

In thousands of US Dollars

		December 31,
	Note	2004	2003

ASSETS

Current assets

Cash and cash equivalents		3,036	831
Restricted cash		244	239
Trade receivables		1,202	506
Other receivables and prepaid expenses	3	764	387
Inventories	4	3,269	2,790

		8,515	4,753

Property, plant and equipment	5	737	879

Other assets
Severance pay funds		678	562
Other		-	41

		678	603

		9,930	6,235

–––––––––––––– Elan Jaglom Chairman of the Board of Directors	–––––––––––––– Adina Shorr Chief Executive Officer

The accompanying notes are an integral part of the financial statements

Objet Geometries Ltd.
Consolidated Balance Sheets

In thousands of US Dollars

		December 31,
	Note	2004	2003

LIABILITIES AND CAPITAL DEFICIENCY

Current liabilities

Short term loans	6	632	-
Trade payables		3,277	2,024
Deferred revenues		3,298	3,482
Accrued liabilities and other liabilities	7	4,731	4,048

		11,938	9,554

Long-term liabilities

Accrued severance pay		732	644

Contingencies and commitments	8

Capital deficiency

Ordinary shares of NIS 0.01 par value:	9
Authorized: 100,000,000 at December 31, 2004 and 2003; issued
and outstanding: 3,669,900 at December 31, 2004 and 2003		9	9
Preferred shares of NIS 0.01 par value:
Authorized: 400,000,000 at December 31, 2004 and 2003; issued and outstanding: 102,110,637 and 93,842,996 at December 31,
2004 and 2003, respectively		218	199
Additional paid in capital		35,271	33,222
Accumulated deficit		(38,238)	(37,393)

		(2,740)	(3,963)

		9,930	6,235

The accompanying notes are an integral part of the financial statements

Objet Geometries Ltd.
Consolidated Statements of Operations

In thousands of US Dollars

		Year ended December 31,
	Note	2004	2003	2002

Revenues		16,951	4,966	614

Cost of revenues		10,431	4,043	529

Gross profit		6,520	923	85

Operating expenses:

Research and development, net	11	2,382	4,293	6,627

Marketing and selling		2,575	1,363	1,287

General and administrative		1,349	1,373	1,526

Special legal expenses and provision	8A(2)	892	-	-

Amortization of intangible assets		-	-	109

Total operating expenses		7,198	7,029	9,549

Operating loss		(678)	(6,106)	(9,464)

Financial expenses, net		(167)	(122)	(309)

Net loss		(845)	(6,228)	(9,773)

The accompanying notes are an integral part of the financial statements

Objet Geometries Ltd.
Statements of Changes in Capital Deficiency

In thousands of US Dollars

	Number of Shares		Share Capital				Total
	Ordinary Shares	Preferred Shares	Ordinary Shares	Preferred Shares	Additional Paid In Capital	Accumulated Deficit	Capital Deficiency

Balance at January 1, 2002	3,669,900	10,114,200	9	25	20,520	(21,392)	(838)

Net loss for the year	-		-	-	-	(9,773)	(9,773)

Balance at December 31, 2002	3,669,900	10,114,200	9	25	20,520	(31,165)	(10,611)

Conversion of convertible loans	-	47,330,154	-	130	9,239	-	9,369

Issuance of preferred shares	-	36,398,642	-	44	3,463	-	3,507

Net loss for the year	-	-	-	-	-	(6,228)	(6,228)

Balance at December 31, 2003	3,669,900	93,842,996	9	199	33,222	(37,393)	(3,963)

Issuance of preferred shares		8,267,641	-	19	2,049	-	2,068

Net loss for the year		-	-	-	-	(845)	(845)

Balance at December 31, 2004	3,669,900	102,110,637	9	218	35,271	(38,238)	(2,740)

The accompanying notes are an integral part of the financial statements

Objet Geometries Ltd.
Consolidated Statements of Cash Flows

In thousands of US Dollars

	Year ended December 31,
	2004	2003	2002

Cash flows from operating activities
Net loss for the year	(845)	(6,228)	(9,773)
Adjustments to reconcile net loss to net cash flows used in
operating activities:
Depreciation and amortization	300	336	640
Provision for severance pay, net	(28)	26	(50)
Other	(5)	9	-
Changes in operating assets and liabilities
Increase in trade receivables	(696)	(470)	(36)
Decrease (increase) in other receivables and prepaid
expenses	(336)	503	(530)
Decrease (increase) in inventories	(479)	(606)	227
Increase (decrease) in trade payables	1,253	602	(1,042)
Increase (decrease) in deferred revenues	(184)	1,023	1,944
Increase (decrease) in customer advance	(1,400)	1,606	-
Increase in accruals and other current liabilities	2,083	159	811

Net cash used in operating activities	(337)	(3,040)	(7,809)

Cash flows from investing activities
Purchase of fixed assets	(158)	(217)	(195)
Restricted cash	-	-	(218)

Net cash used in investing activities	(158)	(217)	(413)

Cash flows from financing activities
Short term loan received	632	-	-
Receipts on account of shares	-	-	2,500
Issuance of shares	2,068	1,035	-
Convertible loans received	-	505	7,265

Non cash provided by financing activities	2,700	1,540	9,765

Increase (decrease) of cash and cash equivalents	2,205	(1,717)	1,543

Cash and cash equivalents at beginning of year	831	2,548	1,005

Cash and cash equivalents at end of year	3,036	831	2,548

Supplemental non cash investing and financing activities:

On December 1, 2003 convertible loan of $505,000 was converted to 1,990,173 preferred shares.

On March 4, 2003 77,663,122 preferred shares were issued on account of the conversion of $8,965,436 loans, the receipt of $2,500,000 on account of shares received in 2002 and shares issued in accordance with anti dilution protection as stated in the articles.

The accompanying notes are an integral part of the financial statements

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 1 – GENERAL

A.	Objet Geometries Ltd. (the Company) was founded and commenced its operations on March 8, 1998. The Company develops, manufactures and markets 3D printers for the rapid prototyping market.

The Company is an Israeli corporation and it has a fully owned subsidiary: Objet Geometries Inc. - located in the United States.

B.	The Company faces a number of business risks, including uncertainties regarding demand and market acceptance of the Company’s products, the effects of technological changes, uncertainties concerning government regulation, competition, dependence on proprietary technology and the development of new products. Additionally, other risk factors such as the loss of key personnel could affect the future results of the Company.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.	Reporting currency

Most of the Company’s revenues are generated in U.S. dollars (“dollar”). In addition, most of the Company’s costs and expenses are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the financial and reporting currency of the Company is the dollar.

Accordingly transactions and balances originally denominated in dollars are presented in their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”).

Exchange gains and losses from the aforementioned remeasurement are reflected in the statement of operations as financial income or expenses. The representative rate of exchange at December 31, 2004 was $1 = 4.308 New Israeli Shekels (“NIS”) (At December 31, 2003 $ 1 = 4.379 NIS).

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its fully owned subsidiary. Significant intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

E.	Restricted cash

Restricted cash is primarily invested in highly liquid deposits, which are used as security for the Company’s facilities lease commitment.

F.	Inventories

Inventories are valued of the lower of cost or market. Cost is determined as follows:
Raw materials and consumables – on a moving average basis.
Finished products and products in process – on basis of production costs:
Raw materials – on the moving average basis.
Labor and overhead – on the basis of actual manufacturing costs.

G.	Property, plant and equipment

These assets are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers and software	33
Office furniture and equipment	6-33
Machinery and equipment	10-33

Equipment produced by the Company and used for research and development purposes is depreciated on a straight-line basis over two years.
Leasehold improvements are amortized on a straight- line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

H.	Technology and other intangible assets

Acquired technology is amortized by the straight-line method over a period of 2.5 years.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

I.	Impairment of long-lived assets and intangibles

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

J.	Revenue recognition

Revenues from sales of products and consumables are recognized when an arrangement exists (usually in the form of a purchase order), delivery has occurred and title passed to the customer, the Company’s price to the customer is fixed or determinable, collectability is reasonably, assured future obligations of the Company are considered insignificant and the cost of such obligations can be reliably estimated. With respect to products with installation requirements, revenue is recognized when all of the above criteria are met and installation is completed.

Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly when all criteria above are met, sales of finished products to distributors are recognized as revenue upon delivery and after title and risk pass to distributors.

Service revenue is recognized ratably over the contractual period or as services are performed.

Warranty costs are provided for at the same time as the revenues are recognized. The annual provision for warranty costs is calculated based on expected cost of inputs, based on historical experience.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. In accordance with EITF Issue 00-21 the Company separates the different units of accounting of sales with multiple deliverables (generally consists of machine and Resin) based on the objective and reliable evidence of fair value of the different elements, which is estimated based on stand alone sales of the different elements.

Customer’s deposits and other payments received prior to sales recognition are included in advances from customers and deferred revenues in the balance sheets.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

K.	Deferred income taxes

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

L.	Concentration of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The majority of the Company’s cash and cash equivalents are invested in dollar and Euro instruments with major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and to date has not experiences any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

M.	Severance Pay

The Company’s liability for severance pay is calculated pursuant to the severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies, pension funds and by an accrual.

The value of these policies and pensions funds is recorded as assets in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to approximately ($50,000) $26,000 and ($28,000), respectively.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

N.	Research and development, net

The Company expenses research and development costs, as incurred.

Royalty bearing participation from the Government of Israel via the Office of the Chief Scientist (OCS) for the development of approved projects is recognized as a reduction of expenses as the related costs are incurred.

O.	Stock based compensation

The Company grants restricted shares and stock options for a fixed number of shares to employees, consultants and others. The Company accounts for stock options grants to employees in accordance with APB Opinion No.25, “Accounting for Stock Issued to Employees” and for stock options granted to consultants and others, in accordance with FAS Statement No. 123 “Accounting for Stock-based compensation” using the minimum value method. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting and is amortized by the straight-line method against income, over the expected service period. FAS 123, “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The impact of the measurement requirements of the FAS Statement No. 123 for stock options grants to employees on the financial statements, using the minimum value method, was immaterial.

P.	Comprehensive income

The Company has no comprehensive income (loss) components other than net income (loss).

Q.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

R.	Recently issued accounting pronouncements

1.	In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, “Share-Based Payment” (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 or using the minimum value method and requires instead that such transactions be accounted for using the grant-date fair value based method. This statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 for public companies and the beginning of the annual reporting period that starts after December 15, 2005 for non public companies. Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remains outstanding on the statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company , based on the options outstanding as of December 31, 2004 will be immaterial. This estimate does not include the impact of additional awards, (including the 2004 Plan) which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to the adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the statement will not be restated. The impact of this statement on the Company’s financial statements or its results of operations in 2006 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements (cont.)

2.	In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an Amendment of ARB 43, Chapter 4" (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company’s financial statements or its results of operations.

3.	In December 2004, the FASB issued FAS No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends APB Opinion No. 29, “Accounting for Non-Monetary Transactions” (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

NOTE 3 – RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2004	2003

VAT refunds	260	164
Prepaid expenses	113	102
Research and development grant receivables	266	87
Other receivables	125	34

	764	387

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 4 – INVENTORIES

	December 31,
	2004	2003

Components and materials	1,162	750
Consumables	199	61
Work in process	255	94
Finished products	1,653	1,885

	3,269	2,790

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2004	2003

Cost
Computers and software	610	569
Office furniture and equipment	359	315
Leasehold improvement	370	370
Machinery and equipment	926	853

	2,265	2,107

Accumulated depreciation
Computers and software	462	408
Office furniture and equipment	111	63
Leasehold improvement	215	146
Machinery and equipment	740	611

	1,528	1,228

	737	879

Depreciation expenses totaled $300,000, $336,000 and $531,000, in the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 6 – SHORT-TERM LOANS

The balance as of December 31, 2004 represents short-term bank loans denominated in dollars and bearing interest of 5.37% per annum. The maturity date is within 30-45 days.

NOTE 7 – ACCRUED LIABILITIES AND OTHER LIABILITIES

	December 31,
	2004	2003

Employees and related expenses	653	587
Accrued expenses	1,893	1,614
Warranty provision	1,214	-
Advances from customers	206	1,606
Other	765	241

	4,731	4,048

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 8 – CONTINGENCIES AND COMMITMENTS

A.	Contingencies

1.	On December 16, 2003, certain minority shareholders of the company filed a lawsuit claiming approximately NIS 7.8 million (approximately $1.75 million) against the company, certain of its shareholders, and certain of its directors. The lawsuit alleges that the defendants acted in a manner, which prejudiced the rights of the minority shareholders, and were in breach of the Company’s obligations to such shareholders. Among the relief being claimed by the said minority shareholders are claims for compensation, claims that the Company will return to them (with linkage and interest) the amount of their investment in the Company, or that the defendants will purchase their shares in the Company, and a demand for changes to the terms of certain convertible loans made to the Company by certain of the defendants. The Company has asked for a dismissal of the case relating to one of the parties suing. The Company and its attorneys are not able to give any realistic assessment as to the outcome of this matter, therefore no provision was recorded.

2.	On October 26, 2004, a competitive company filed a lawsuit against the company and its North America distributor in which the plaintiff accused the company and its distributor of infringing six US patents based on sales in the US of the Company’s three – dimensional modeling equipment. The plaintiff has requested damages in an unspecified amount, as well as triple damages and attorneys fees for alleged willful infringement. The plaintiff also seeks an injunction to prevent further infringement of its patents.

On January 21, 2005 the Company filed a lawsuit against the competitive company claiming infringement of three of the Company’s US patents.

Because the case was recently filed the Company and its attorneys are still in the process of evaluating the case. As such, the Company and its attorneys are not in a position, at this time, to comment on the likelihood of an unfavorable outcome of the litigation or on the amount or range of potential loss.

In addition, at this time the Company and its attorneys are not in a position to provide an estimate on the cost of litigation if the case, were to proceed through trial.

The Company assesses the litigation costs for the year 2005 to be approximately $500,000, which together with other expenses incurred in 2004 were recorded in the statement of operations as special legal expenses and provision.

3.	A former employee of the Company is suing the Company and one of its directors for a sum of NIS 315,000. The cause of action is an alleged breach of certain undertakings made by the Company to the plaintiff, including, inter alia, an undertaking to grant the plaintiff an option to purchase 1.75% of the Company’s shares. Additionally the plaintiff is claming that the Company allegedly failed to pay his salary and certain social benefits. A statement of defense by the Company has been filed.

Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for this lawsuit.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 8 - CONTINGENCIES AND COMMITMENTS (cont.)

B.	Commitments

1.	The Company is committed to pay royalties of 3%-3.5% to the Government of Israel on sales of products in which the government participated in supporting the research and development expenses by way of grants, up to the amount of the grants received (dollar linked), plus annual interest based on the LIBOR, accruing from the date of grant. At the time the funding was approved, successful development of the project was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Israeli Government.

As of December 31, 2004, the maximum contingent liability in respect of these royalties amounts to approximately 1.5 million dollars.

2.	The Company’s facilities in Israel are rented under a lease agreement for 5 years which end on December 31, 2006. The Company has two options to extend the agreement either by three additional years or by two additional years following the three for a total of 5 years. The rental payment under this agreement is $520,000 per annum. If the company doesn’t exercise the options mentioned above the lessor will charge the Company for part of the leasehold improvements made by him up to maximum amount of about $400,000.

Since May 2002, the Company leases part of the premises to third parties. The annual rental revenue under those agreements is $120,000.

3.	The Company is committed to pay royalties of 6-7% on sales of consumables to one of its suppliers as defined in the agreement between the parties.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 9 – SHARE CAPITAL

A.	Balance as of December 31, 2004 and 2003 –

	December 31,
	2004	2003
	Number of shares	Number of shares

Authorized :
Ordinary shares of NIS 0.01 par value	100,000,000	100,000,000
Preferred shares of NIS 0.01 par value	400,000,000	400,000,000
Issued and fully paid up
Ordinary shares of NIS 0.01 par value	3,669,900	3,669,900
Preferred shares of NIS 0.01 par value	102,110,637	93,842,996

B.	On September 20, 2004 the Company completed a capital raising round, under which 8,267,641 preferred shares were issued in consideration of $2,099,980. In addition, the Company granted to the investors 4,133,822 warrants to purchase preferred shares in consideration of an exercise price of $0.254 per share.

C.	On August 31, 2003, the Company received a convertible loan in the amount of $500,000 from one of its shareholders. The loan bore an interest of LIBOR + 4% per annum.

On December 1, 2003, the loan was converted into 1,990,173 preferred shares. In addition, on that date the company issued 4,075,501 preferred shares in consideration of $1,035,000 and granted 3,032,839 warrants to purchase preferred shares in consideration of an exercise price of $0.254 per share.

D.	On March 4, 2003 the authorized shares capital was increase by 93,500,000 ordinary shares and by 386,500,000 preferred shares.

On that date, the company issued 77,663,122 preferred shares as follows:

–	9,842,520 preferred shares in consideration of $2,500,000, which have been received in 2002.

–	22,480,621 preferred shares pursuant to the Article of Association of the company as anti dilution agreements.

–	45,339,981 preferred shares as a result of conversion of convertible loans at the amount of $8,965,436.

E.	The Company has decided to grant up to 2,500,000 stock options to key employees, consultants and directors as an incentive to attract and retain qualified personnel. Each option can be converted into one ordinary share at an exercise price to be determined. The total number of options granted are:

	Exercise price
	$2.5	$1.5	$0.63	Total

Balance as of December 31, 2003	795,766	647,500	283,400	1,726,666
Options forfeited	(10,000)	(279,000)	(30,000)	(319,000)

Balance of options outstanding as of
December 31, 2004	785,766	368,500	253,400	1,407,666

Options exercisable as of December
31, 2004	692,260	273,059	253,400	1,218,718

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 9 - SHARE CAPITAL (cont.)

F.	In 2004, the Company’s board of directors approved an Omnibus Incentive Stock Option and Restricted stock Plan (hereafter – the 2004 plan) under which up to 14,000,000 shares to be granted to key employees, consultants and directors. As of December 31, 2004 no options or shares were granted under the 2004 plan.

NOTE 10 – INCOME TAXES

A.	On October 14, 2001 the Company was granted “Approved Enterprise” status under the law for the Encouragement of Capital Investment, 1959 (hereafter: the law) in the path of “Alternative Benefits Program”. The program includes an investment of $ 2,050,000 in computers, equipment, and leasehold improvements. Pursuant to the law, the Company is entitled for exemption from taxes on income derived therefrom for a period of 2 years, starting in the year in which the Company first generated taxable income and reduced tax rate of 10-25% for an additional period of 5-8 years.

In the event of distribution of cash divided out of tax-exempt income, the Company will be liable to corporate tax of 10-25% in respect of the amount distributed.

The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production or 14 years from October 2001 (date of approval).

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the law, regulations published thereunder and the approval letter.

B.	The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

C.	Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “approved enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament), which determined, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 32% and 2007 and thereafter – 30%.

D.	The Company has a carry forward loss of approximately $33 millions for tax purposes as of December 31, 2004. Since it is more likely than not that the differed tax regarding the loss carry forwards will not be utilized in the foreseeable future, no income tax benefits have been recorded in respect thereof.

E.	The subsidiary is taxed under the laws of its country of residence.

F.	The Company and its subsidiary have not yet been assessed for income tax purposes since their incorporation.

Objet Geometries Ltd.
Notes to the Consolidated Financial Statements

In thousands of US Dollars

NOTE 11 – OTHER OPERATING INFORMATION

A.	Research and development expenses, net:

	Year ended December 31,
	2004	2003	2002

Expenses incurred	2,668	5,003	7,155
Less - grants from the government of Israel	(336)	(710)	(528)

	2,332	4,293	6,627

B.	Following is data regarding major suppliers:

Certain components used in our systems are only available from single or limited sources.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SCITEX CORPORATION LTD.
(Registrant)

By: /s/ Raanan Cohen

Raanan Cohen
President of the Company
& Chief Executive Officer

Date: June 30, 2005