Form 20-F/A
period 2004-12-31
SCITEX CORP LTD
filed 2005-09-20
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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

☐ Item 17      ☒ Item 18

EXPLANATORY NOTE

        Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, Scitex Corporation Ltd. (the “Company,” “Scitex” or “we”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission on June 30, 2005 (the “Original Filing”), by setting forth in Item 18 a Report of Independent Registered Public Accounting Firm of Frazier & Deeter, LLC ("Auditor's Report") relating to the financial statements of Scitex Vision America, Inc., our indirect majority owned subsidiary, that was inadvertently omitted from the Original Filing.

        This amendment also includes as Exhibit 14(a)(4) a consent of the Independent Registered Public Accounting Firm of Frazier & Deeter, LLC to the inclusion of their Auditor’s Report in this Annual Report on Form 20-F/A. The consent was inadvertently omitted from the Original Filing.

        This amendment also amends the list of Exhibits in Item 19 and in the Exhibit Index to reflect the addition of the consent of Frazier & Deeter, LLC and the filing of new certifications by each of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the furnishing of new certifications by each of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

        Other than for the purpose of amending the information referred to above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which such Annual Report was filed.

ITEM 18. FINANCIAL STATEMENTS

Scitex is filing as part of this Annual Report:

—	consolidated audited financial statements (and related Schedule II) of Scitex for the year ended December 31, 2004; and

—	consolidated audited financial statements of Objet for the year ended December 31, 2004.

ITEM 19. EXHIBITS

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant. (2)

3	Voting Agreement, dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (3)

4(a)(1)	Agreement dated November 20, 2001 between Dundee Securities Corporation and the Registrant. (4)

4(a)(2)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (5)

4(a)(3)	Agreement, dated June 5, 2003, by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant. (6)

4(a)(4)	Agreement, dated August 11, 2003, by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant. (7)

4(c)(1)	The Scitex Israel Key Employee Share Incentive Plan 1991. (1)

4(c)(2)	The Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995). (1)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (8)

4(c)(4)	The Scitex 2001 Stock Option Plan (as amended, 2003). (9)

4(c)(5)	The Scitex 2003 Share Option Plan. (10)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (11)

4(d)(2)	Share Exchange Agreement, dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd. (12)

4(d)(3)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (13)

8	List of Subsidiaries of the Registrant. (14)

12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Independent Registered Public Accounting Firm relating to Registrant. (14)

14(a)(2)	Consent of Independent Registered Public Accounting Firm relating to Jemtex InkJet Printing Ltd. (14)

14(a)(3)	Consent of Independent Registered Public Accounting Firm relating to Objet Geometries Ltd. (14)

14(a)(4)	Consent of Independent Registered Public Accounting Firm relating to Scitex Vision America, Inc.

(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.
(2)	Incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(3)	Incorporated by reference to Exhibit 10.h to our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).
(4)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002.
(5)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(6)	Incorporated by reference to Exhibit 4(a)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(7)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(8)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed April 1, 2004.
(9)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.
(10)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.
(11)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(12)	Incorporated by reference to Exhibit 4(d)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed June 19, 2003.
(13)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(14)	Incorporated by reference to Exhibits 8, 14(a)(1), 14(a)(2) and 14(a)(3), respectively, to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed June 30, 2005.

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

S - 1

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

S - 2

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

J - 1

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

[Frazier & Deeter, LLC Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Scitex Vision America, Inc.

We have audited the accompanying balance sheet of Scitex Vision America, Inc. (a wholly owned subsidiary of Scitex Vision, Ltd.) (the Company) as of December 31, 2004 and the related statements of operations, stockholder’s deficit, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of Scitex Vision America, Inc. (a wholly owned subsidiary of Scitex Vision, Ltd.) as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

/s/ Frazier & Deeter, LLC —————————————— Frazier & Deeter, LLC

Atlanta, Georgia, United States
February 7, 2005

V1

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

SCITEX CORPORATION LTD. (Registrant) BY: /S/ Raanan Cohen —————————————— Raanan Cohen President of the Company & Chief Executive Officer

Date: September 20, 2005

EXHIBIT INDEX

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant. (2)

3	Voting Agreement, dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (3)

4(a)(1)	Agreement dated November 20, 2001 between Dundee Securities Corporation and the Registrant. (4)

4(a)(2)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (5)

4(a)(3)	Agreement, dated June 5, 2003, by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant. (6)

4(a)(4)	Agreement, dated August 11, 2003, by and among Dundee Securities Corporation, Raymond James Ltd. and the Registrant. (7)

4(c)(1)	The Scitex Israel Key Employee Share Incentive Plan 1991. (1)

4(c)(2)	The Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995). (1)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (8)

4(c)(4)	The Scitex 2001 Stock Option Plan (as amended, 2003). (9)

4(c)(5)	The Scitex 2003 Share Option Plan. (10)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (11)

4(d)(2)	Share Exchange Agreement, dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd. (12)

4(d)(3)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (13)

8	List of Subsidiaries of the Registrant. (14)

12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Independent Registered Public Accounting Firm relating to Registrant. (14)

14(a)(2)	Consent of Independent Registered Public Accounting Firm relating to Jemtex InkJet Printing Ltd. (14)

14(a)(3)	Consent of Independent Registered Public Accounting Firm relating to Objet Geometries Ltd. (14)

14(a)(4)	Consent of Independent Registered Public Accounting Firm relating to Scitex Vision America, Inc.

(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.
(2)	Incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(3)	Incorporated by reference to Exhibit 10.h to our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).
(4)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002.
(5)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(6)	Incorporated by reference to Exhibit 4(a)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(7)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(8)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed April 1, 2004.
(9)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.
(10)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.
(11)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(12)	Incorporated by reference to Exhibit 4(d)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed June 19, 2003.
(13)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(14)	Incorporated by reference to Exhibits 8, 14(a)(1), 14(a)(2) and 14(a)(3), respectively, to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed June 30, 2005.