Form 20-F
period 2005-12-31
Scailex CORP Ltd.
filed 2006-06-28
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission File Number: 0-12332

SCAILEX CORPORATION LTD.
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
None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:

38,066,363 Ordinary Shares, NIS 0.12 nominal (par) value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer    ☒ Non-Accelerated Filer    ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes    ☐ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this Annual Report to:

—	“we”, “us”, “our”, “Scailex”, or the “Company” are to Scailex Corporation Ltd. (formerly known as Scitex Corporation Ltd.) and its wholly owned and/or majority owned subsidiaries;

—	“dollars” or “$” are to United States dollars;

—	“NIS” or “Shekel” are to New Israel Shekels;

—	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

—	the “SEC” are to the United States Securities and Exchange Commission;

—	“Discount” and “CEI” are to Discount Investment Corporation Ltd. and Clal Electronics Industries Ltd., respectively, our principal shareholders;

—	“Clal” are to Clal Industries and Investments Ltd., the parent of CEI;

—	“Scailex Vision” and “Scailex Vision International” are to Scailex Vision (Tel-Aviv) Ltd. (formerly known as Scitex Vision Ltd.), our majority owned subsidiary, and Scailex Vision International Ltd. (formerly known as Scitex Vision International Ltd.), Scailex Vision’s wholly owned subsidiary, respectively; and

—	“Jemtex” are to Jemtex InkJet Printing Ltd., our majority owned subsidiary.

—	“Group Companies” are to RealtimeImage Ltd., XMPie Inc. and Dor Ventures, all of which reflect investments that are accounted in our financial statements under the cost method.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, certain information contained herein, including, without limitation, information appearing under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to:

—	our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities;

—	the fact that our U.S. shareholders may suffer adverse tax consequences when we will be classified as a passive foreign investment company or PFIC;

—	risks relating to pursuing strategic alternatives;

—	risks and uncertainties relating to the Company's plans for its financial assets following the sale of Scailex Vision;

—	changes in domestic and foreign economic and market conditions;

—	the impact of the Company's accounting policies;

—	the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scailex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”;

—	risks and uncertainties resulting form the pending sale of approximately 50% of our outstanding share capital by our two principal shareholders to an unaffiliated third party and the potential impact on the Company and our operations and strategies; and

—	those risks set forth under “Item 3D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report.

Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

USE OF TRADE NAMES

Scailex is our trademark. Jemtex and Gema II are trademarks of Jemtex.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from audited consolidated financial statements not appearing in this Annual Report, which have been prepared in accordance with U.S. GAAP.

In November 2005, Scailex Vision, our majority owned subsidiary, sold its business to Hewlett-Packard Company, as described below under Item 10.C “Additional Information–Material Contracts.” As a result of the sale, the results of operations of Scailex Vision are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Scailex Vision. Similarly, assets and liabilities relating to Scailex Vision are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b2 to our consolidated financial statements included in this Annual Report.

In addition, as of December 31, 2005, our continuing operations are comprised of Scailex Corporation and Jemtex. Consequently, we did not record any revenues from such continuing operations in the years 2001 through 2005. Since we are exploring our strategic alternatives, including engaging in new areas of operations, the data presented below are not indicative of our future operating results or financial position.

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

BALANCE SHEET DATA

	December 31,
	2005		2004		2003		2002		2001
	(U.S. dollars in thousands)

Net working capital (continuing
operations) ****	$222,267	*	$134,026	*	$34,837		$(7,669	)*	$29,189
Net working capital (discontinued
operations) ****	$49,932		$6,415	**	$125,217	**	$103,973		$84,520
Cash, cash equivalents and short term
investments (continuing operations)	$235,920	*	$147,585	*	$64,995		$34,690	*	$42,696
Cash, cash equivalents and short term
investments (discontinued operations)	$53,905		$13,000	**	$34,318	**	$22,944		$25,313
Total assets	$351,018		$274,153		$394,085		$373,456		$401,690	***
Long term liabilities (continuing
operations)	$715		$648		-		-		$18,367
Long term liabilities (discontinued
operations)	$1,192		$16,423		$19,453		$13,459		$11,140
Share capital	$6,205		$6,205		$6,205		$6,205		$6,205
Shareholders' equity	$261,603		$154,274		$224,698		$221,179		$260,162	***

*Includes a restricted cash deposit in a bank, the balance of which was $5,165,000, $5,000,000 and $20,203,000 as of December 31, 2005, 2004 and 2002, respectively, and is presented on the balance sheet as a restricted deposit.

** Includes a restricted cash deposit in a bank, the balance of which was $13,000,000 and $18,262,000 as of December 31, 2004 and 2003, respectively.

*** Adjusted retroactively to reflect a change in the method of accounting for an investment from the cost method to the equity method.

**** Net working capital is calculated as current assets minus current liabilities as presented in the audited financial reports.

STATEMENT OF OPERATIONS DATA

	Year Ended December 31,
	2005	2004	2003	2002	2001*
	(U.S. dollars in thousands, except per share amounts)

Revenues	--	--	--	--	--
Cost of revenues	--	--	--	--	--
Expenses
Research and development costs - net	$2,549	$2,168	--	$27	$218
Marketing, general and administrative	3,679	4,859	$2,890	3,036	6,327
Amortization of intangible assets	1,215	1,215	--	--	--
Operating loss	(7,443)	(8,242)	(2,890)	(3,063)	(6,545)
Financial income (expenses) - net	4,293	2,723	48	(176)	(888)
Other income (loss) - net	917	648	498	(26,352)	(12,961)
Write-down of investment in an associated company	--	--	--	--	(149,704)
Loss before taxes on income	(2,233)	(4,871)	(2,344)	(29,591)	(170,098)
Tax benefit (Taxes on income)	94	1,121	--	1,415	(1,512)
Share in results of associated companies	2,876	(1,418)	(5,637)	(4,106)	(64,269)
Net income (loss) from continuing operations	737	(5,168)	(7,981)	(32,282)	(235,879)
Net income (loss) from discontinued operations	105,401	52,421	9,368	252	(17,141)
Net income (loss)	$106,138	$47,253	$1,387	$(32,030)	$(253,020)
Earnings (loss) per share - basic
Continuing operations	$0.02	$(0.13)	$(0.19)	$(0.75)	$(5.48)
Discontinued operations	$2.77	$1.30	$0.22	$0.01	$(0.40)
	$2.79	$1.17	$0.03	$(0.74)	$(5.88)
Earnings (loss) per share - diluted
Continuing operations	$0.02	$(0.13)	$(0.19)	$(0.75)	$(5.48)
Discontinued operations	$2.67	$1.30	$0.22	$0.01	$(0.40)
	$2.69	$1.17	$0.03	$(0.74)	$(5.48)
Weighted average number of shares
outstanding (in thousands) - basic	38,066	40,336	43,018	43,018	43,018
- diluted	38,134	40,336	43,018	43,018	43,018
Dividends per share	--	$2.36	--	--	--

* Adjusted retroactively to reflect a change in the method of accounting for an investment from the cost method to the equity method.

B.	CAPITALIZATION AND INDEBTEDNESS.

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable.

D.	RISK FACTORS

The following important factors, together with others that appear with the forward-looking statements made by, or on behalf of, Scailex in this Annual Report, or in Scailex’s other SEC filings and public statements, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements.

Risks Related to Our Business

—	We have sold our principal operating businesses and currently conduct only limited business activities.

We sold the business of Scitex Digital Printing Inc., or SDP, one of our two principal operating subsidiaries, to Kodak in January 2004. In November 2005, Scailex Vision, our remaining principal operating subsidiary, sold its business to Hewlett-Packard Company, or Hewlett-Packard. Since then, we hold substantially all of our assets in cash and cash equivalents and the remainder is invested in several companies, including Jemtex, our majority owned subsidiary. Our plan of operation is to explore and consider strategic alternatives relating to our remaining holdings as well as to other investments and opportunities, including a possible merger or business combination with a domestic or foreign, private or public operating entity. Other than activities relating to attempting to locate such opportunities and activities relating to our holdings and the investment of our funds in short and long-term investments, we do not currently conduct any operations. Moreover, the pending sale of approximately 50% of our outstanding share capital by our two principal shareholders to an unaffiliated third party may have an impact on the Company and our future operations and strategies, which we currently cannot predict. See Item 7A.

—	We may not be successful in identifying and evaluating suitable business opportunities or in consummating a business combination.

There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities. Accordingly, we may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having a limited or no potential for immediate earnings, or otherwise pursue a business combination that will not necessarily provide us with significant financial benefits in the short term. In the event that we complete a business combination, the success of our operations will be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

—	If we do consummate a major strategic transaction, such as a business combination, our shareholders may suffer a dilution of value of shares and we may need to raise additional financing.

A business combination normally will involve the issuance of a significant number of additional Scailex shares. Depending upon the value of the assets and businesses acquired in such business combination, the per share value of our ordinary shares may increase or decrease, perhaps significantly. In addition, if we consummate a business combination, we may need to raise funds through a public or private financing. We may be unable to obtain additional financing on acceptable terms or at all.

—	We may be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.

Following the sale of the businesses of SDP and Scailex Vision and the investment of the cash proceeds of such transactions, we are not an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act, because we rely on an exemption from that act which generally exempts transient investment companies for a one year period, which in our case commenced when we sold the business of Scailex Vision. At the end of such one year period, if we have not entered into a business combination or developed an operating business, the likelihood of being deemed to be an investment company would increase over time and we may be required to seek exemptive or other relief from the SEC so as not to be regulated under the Investment Company Act. No assurance can be made that we will obtain such exemptive or other relief from the SEC, if and when we seek the same. If we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

—	We hold substantially all of our assets in cash and financial instruments and are exposed to decreases in the value of our financial investments.

As of December 31, 2005, we held, on a consolidated basis, approximately $319.5 million in cash and financial instruments, including a restricted cash deposit ($235.9 million presented as cash, cash equivalents and short term investments, $29.7 million presented as non current assets, $53.9 million of which is allocated to discontinued operations), which represent substantially all of our assets. Part of our cash on hand is held in different types of investment grade bonds. If the obligor of any of the bonds we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor. We may also be subject to loss to the extent that the market value of these bonds decline. This will adversely affect our financial condition. For information on the types of our investments as of December 31, 2005, see Item 11 –“Quantitative and Qualitative Disclosures About Market Risk–Presentation of Exchange Rate and Interest Rate Risk.”

—	We have incurred substantial net losses in the past, and we may incur losses again in the future.

Although our net income (including from discontinued operations) for the years ended December 31, 2003, 2004 and 2005 was approximately $1.4 million, $47.3 million and $106.1 million, respectively, we incurred net losses (including from discontinued operations) in the years ended December 31, 2001 and December 31, 2002 of approximately $253.0 million (including $215.9 million associated with our holdings in Creo Inc., or Creo) and $32.0 million (including $22.3 million associated with our holdings in Creo), respectively. In respect of continuing operations, although our net income for the year ended December 31, 2005 was approximately $0.7 million, we incurred net losses in the years ended December 31, 2002, 2003 and 2004 of approximately $32.3 million, $8.0 million and $5.2 million, respectively. We may continue to incur losses in the future, which could materially adversely affect our business and financial condition, as well as the value and market price of our shares. Even if we maintain profitability, we cannot assure you that future net income will offset our cumulative losses.

—	We are undergoing, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.

We conducted business globally and a substantial part of our operations was conducted in various countries during the 1990s. Accordingly, not all of the tax returns of our operations during the 1990s as well as for subsequent years are final and may be subject to further audit and assessment by the applicable tax authorities. For example, in order to resolve a tax audit of our U.S. subsidiaries for the years 1992 through 1996, we paid to the U.S. Internal Revenue Service (IRS) an aggregate sum of approximately $21.5 million until 2002, and in 2004 we paid an aggregate sum of approximately $11.6 million to the IRS and other U.S. state tax authorities. If we become subject to further tax audits or assessments, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected. For more information about these audits and other tax assessments, please see under “Item 5.B – Liquidity & Capital Resources – Tax Audits.”

—	Some of our holdings are in companies with no proven business model or that may be unable to obtain future financing.

Some of the companies in which we have invested, including Jemtex, our majority-owned subsidiary, are emerging companies with no substantial operating history or proven business model and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs, which may prove to be difficult to obtain. If these companies are unable to obtain sufficient financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. In addition, even if such companies are able to finance their operations, there is no assurance that their products or technology will achieve market acceptance or that their business model will prove to be profitable. This could adversely affect our business.

—	Scailex Vision is exposed to potential liabilities in connection with the sale ofthe business of Scailex Vision to Hewlett-Packard.

Scailex Vision, our majority owned subsidiary, has agreed to indemnify Hewlett-Packard for certain breaches of the asset purchase agreement entered between them, including in the case of breaches of representations and warranties made by Scailex Vision, up to a cap of approximately $24 million. A claim against Scailex Vision could result in substantial cost, which would have a negative impact on our financial condition. In addition, we havegenerated a significantamount of income from this transaction. Based on our and Scailex Vision’s assessment, we believe that Scailex Vision is in compliance with all taxes due in relation with this transaction. The various tax authorities may not agree with Scailex Vision’s view. Any such disagreement or a subsequent tax dispute could result in tax liabilities in amounts which we currently cannot estimate. For more information, see under “Item 10C. Material Contracts – Sale of Scailex Vision’s Business” below.

Risks Related to Operations in Israel

—	Political, economic and military instability in Israel or the Middle East may limit our ability to find a target for a merger or other business combination and adversely affect our results of operations.

Our corporate headquarters and the principal facilities of our Group Companies, and many of our and their suppliers are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our business. Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of hostilities between Israel and the Palestinians.

These political, economic and military conditions might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of our remaining Group Companies could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

Service of process upon us, our Israeli subsidiaries and affiliates, and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

—	Provisions of Israeli law may delay, prevent or make more difficult an acquisition of Scailex.

The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (1) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (2) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which may adversely affect our ability to engage in a business combination and could depress our share price.

—	Israeli banking laws may impose restrictions on the total debt that we may borrow from Israeli banks.

Pursuant to a directive published by the Israeli Supervisor of Banks, which became effective on March 31, 2004, we may be deemed part of a group of affiliated borrowers comprised of IDB Holding Corporation Ltd., the ultimate parent of Discount and Clal, our principal shareholders, and other companies which may be included in such group of borrowers pursuant to the directive. The directive generally provides that an entity will be subject to limitations on the amount of financing available to it from an Israeli bank if such entity is included within a group of borrowers to which the amount of debt financing that has been extended from such Israeli bank exceeds certain limits as specified in the directive. As we are currently part of the IDB affiliated group of companies which includes many companies that require, or may in the future require, extensive credit facilities from Israeli banks for the operation of their businesses, we cannot assure you that our banks will not exceed these limits (if applicable to us) in the future. Should our banks exceed these limits, they may limit our ability to draw funds, which may have a material adverse effect on our business, financial condition and results of operations.This status may change in light of the contemplated sale by Clal and Discount of their shareholdings to Israel Petrochemicals Enterprise Ltd. (see Item 7A).

Risks Related to the Market for Our Ordinary Shares

—	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

As more fully described in Item 10 – “Additional Information – Taxation”under the caption “Tax Consequences if we are a Passive Foreign Investment Company,” there is a high likelihood that we will be properly classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2006. Our classification as a PFIC could result in U.S. holders (as defined in Item 10) suffering adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. U.S. holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

—	Volatility of our share price could adversely affect us and our shareholders.

The market price for our ordinary shares has been and may continue to be volatile and could be subject to wide fluctuations in response to numerous factors, such as:

—	market conditions or trends;

—	political, economic and other developments in the State of Israel and world-wide;

—	actual or anticipated variations in our operating results;

—	material corporate transactions; and

—	entry into strategic partnerships or joint ventures by us.

In addition, the stock market in general, and the market for Israeli companies in particular, has been highly volatile in the past four years. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to sell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility and we may not be able to raise capital through an offering of securities.

—	Two shareholders may be able to control us.

Clal, through CEI, its wholly owned subsidiary, and Discount (directly and through DIC Loans Ltd., its wholly owned subsidiary) own an aggregate of approximately 49.4% of our outstanding ordinary shares. In addition, they are parties to a voting agreement entered into in 1980. Accordingly, Clal and Discount may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to:

—	elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors);

—	control our management; and

—	approve or reject any merger, consolidation or sale of substantially all of our assets.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our ordinary shares may be adversely affected by events relating to Clal and Discount that are unrelated to us. See also in Item 7A, regarding the contemplated sale by Clal and Discount of their shareholdings to Israel Petrochemicals Enterprise Ltd.

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

CORPORATE HISTORY & DETAILS

Our legal and commercial name is Scailex Corporation Ltd. and our legal form is a company limited by shares. We were incorporated under the laws of the State of Israel on November 2, 1971, succeeding a predecessor corporation, Scientific Technology Ltd. that was founded on September 5, 1968. On December 29, 2005, we changed our name from “Scitex Corporation Ltd.” to “Scailex Corporation Ltd.” Our corporate headquarters and principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv, 67023, Israel. Our telephone number in Israel is (972) 3 - 6075855. Our website address is www.scailex.com. Information contained on our website does not constitute a part of this Annual Report.

We initially focused on imaging competencies in systems for the textile design market. In 1979, we launched the world’s first computerized color prepress system. In the 1990s, we identified the evolving digital printing market and focused on commercializing innovative solutions for the graphic publishing industry in its transition from analog to digital printing, and made several key acquisitions of digital printing operations. We operated in this field principally through SDP, our indirect wholly owned subsidiary, and Scailex Vision, our majority owned subsidiary. In April 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo. In January 2004 and November 2005, we sold the businesses of SDP and Scailex Vision, respectively, thereby marking our exit from the digital printing business (except through Jemtex).

MAJOR BUSINESS DEVELOPMENTS

In November 2005, we ended our involvement in the wide format segment of the industrial inkjet digital printing market through the sale of the business of Scailex Vision to Hewlett-Packard for approximately $236.6 million in cash, of which approximately $6.6 million was paid to Scailex Vision in April 2006 to account for a post-closing net working capital adjustment pursuant to the sale agreement. In February 2006, Scailex Vision distributed a net dividend of approximately $135 million to its shareholders, of which approximately $101 million was paid to us. See Item 10C below. Since the closing of this transaction, we hold substantially all of our assets in financial investments and the remainder is invested in several companies, including Jemtex, our majority owned subsidiary.

Our current plan of operation is to explore and consider strategic alternatives relating to our remaining holdings as well as to other investments and opportunities, including a possible merger or business combination with a domestic or foreign, private or public operating entity. Other than activities relating to attempting to locate such opportunities and activities relating to our holdings in several companies and the investment of our funds in short and long-term investments, we do not currently conduct any operations.

PRINCIPAL CAPITAL EXPENDITURE & DIVESTITURES

Since January 1, 2003, except for the self tender offer and the cash distribution described below, most of our principal capital expenditures and divestitures have been for the acquisition or sale of interests in other companies, as follows:

—	In July 2005, IDX Systems Corporation, or IDX, acquired the assets of RealTimeImage Ltd. (formerly RTimage Ltd.), or RTI, in which we held a 14.9% stake, for an estimated purchase price of $15.5 million. The book value of our investment in RTI was recorded at $1.2 million on our balance sheet as of December 31, 2005, and such investment is accounted for under the cost method. In February 2006, we received a dividend of approximately $2.6 million from RTI.

—	In January 2004 and November 2005, we sold the businesses of SDP and Scailex Vision, respectively. These transactions are described under “Item 10C. Material Contracts”below.

—	In connection with the sale of SDP to Kodak, we approved a plan to distribute approximately $118 million to our shareholders. In June 2004, we completed a tender offer for our shares and purchased 4,952,050 shares for an aggregate amount of approximately $28 million ($5.67 per share). In July 2004, we distributed $2.36 per ordinary share, or approximately $90 million in the aggregate, to our shareholders of record as of June 30, 2004.

—	We invested an aggregate of approximately $2.8 million in Objet Geometries Ltd. since January 1, 2002, including $0.5 million and $0.3 million that was invested in December 2003 and November 2004, respectively, in connection with Objet’s rights offerings, and thereafter held an approximate 22.9% interest of Objet. In June 2005, we sold all of our holdings in Objet to several shareholders of Objet for $3.0 million in cash. Additional contingent consideration will be paid to Scailex if Objet undergoes specified “exit events” prior to the end of 2007.

—	Since January 1, 2003, we invested an aggregate of approximately $7.1 million in Jemtex in consideration for the issuance to us of convertible debentures and preferred shares of Jemtex. We now hold an approximate 74.9% interest (85.4% assuming conversions of the debentures but not giving effect to the pending financing described in the next sentence) in Jemtex. In 2006 (through June 15, 2006), we invested an additional $1.5 million in Jemtex in respect of a pending round of financing by Jemtex.

—	In the fourth quarter of 2002, we signed an agreement to combine the operations of Scailex Vision and Scailex Vision International, our then wholly owned subsidiary, and in January 2003 we completed this transaction, as a result of which Scailex Vision became a majority owned subsidiary of ours and the parent of Scailex Vision International. In July 2003 and May 2004, Scailex Vision concluded rights offerings in which we invested approximately $5.0 million and $4.2 million, respectively, by way of convertible loans, in accordance with our pro rata share of such offering. See in Item 7B below under the captions “Combination of Scailex Vision and Scailex Vision International” and “Rights Offerings by Scailex Vision,” respectively. Said loans were converted to shares in February 2006.

As previously reported, we were involved in several disputes with C.D.I. Technologies (1999) Ltd. (CDI) a minority shareholder of Scailex Vision, including claims against us, Scailex Vision and several other parties. In May 2005, we and our two largest shareholders, Clal and Discount, purchased all of CDI’s interest in Scailex Vision, constituting 1.89% of Scailex Vision’s issued share capital (1.35% on a fully diluted basis), for $1.6 million, plus additional contingent consideration to be paid if Scailex Vision undergoes an “exit event” within the next two years at a higher valuation than implied in the agreement. As a result of the sale of the business of Scailex Vision to Hewlett Packard, we paid an additional $0.3 million to CDI on account of such contingent consideration and we expect to pay an additional amount (as a result of Scailex Vision’s future distributions). In connection with the purchase agreement, CDI agreed to dismiss all of the claims asserted by it against us and the other parties.

—	In April 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo, in return for 13.25 million Creo shares, and became the largest shareholder in Creo, initially with approximately 28.7% of the outstanding Creo shares. As part of the transaction, we issued to Creo an unsecured, non-interest bearing note in the principal amount of $18.8 million, which was fully repaid in April 2003. In November 2001, we sold 7.0 million shares of Creo for gross proceeds of approximately $78 million as part of a private placement to Canadian institutional investors. In June and August 2003, we sold 3.0 million shares of Creo for gross proceeds of approximately $24 million and 3.25 million shares of Creo for gross proceeds of approximately $31 million, respectively, as part of arranged sales to various financial institutions in Canada. We no longer hold any Creo shares.

B.	BUSINESS OVERVIEW

Upon the sale of Scailex Vision’s business in November 2005, we ceased substantially all of the operations of our business as conducted prior thereto. Since then, we have held substantially all of our assets in financial investments and the remainder is invested in several companies, including Jemtex, our majority owned subsidiary. Our plan of operation is to explore and consider strategic alternatives relating to our remaining holdings as well as to other investments and opportunities, including a possible merger or business combination with a domestic or foreign, private or public operating entity. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities.

JEMTEX INK JET PRINTING LTD. – CONTINUOUS INKJET INDUSTRIAL DIGITAL PRINTING

General

Jemtex, located in Lod, Israel, was established in 1995. It employed, as of December 31, 2005, approximately 30 people. We currently hold an approximate 74.9% interest in Jemtex. Jemtex is a developer of inkjet based digital systems, printheads and engines for the heavy-duty industrial printing markets, primarily for the corrugated packaging, and, to a lesser extent, the ceramic tiles, markets. The printing application for those markets are newly developed markets and accordingly a slow development of those markets is expected.

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

Jemtex has introduced a new digital printing decoration system for ceramics named Gema II. The Gema II is designed to operate at productivity levels comparable to conventional printing while providing the advantages of digital printing. This system is still in its initial stages and may require additional enhancements or improvements.

Manufacturing & Sales

Jemtex outsources the manufacturing of part of the components for the systems it develops to its own specifications and also purchases off-the shelf components for its systems from third party vendors. Other components are built in Jemtex’s premises and final manufacturing, full system integration and quality assurance testing of Jemtex’s systems are conducted at its facilities in Lod, Israel. Jemtex has not made any commercial sales in the past two years (i.e., since we commenced to consolidate Jemtex’s financial results in our financial statements).

Competition

Jemtex believes that the Gema II system will be competitively positioned vis-à-vis the KERAjet digital system (produced by Ferro Corporation), in terms of robustness, productivity and decoration capabilities.

OTHER GROUP COMPANIES

RealTimeImage Ltd.

RTI was formed in 1996. It was headquartered in San Bruno, California, with research and development operations in Or-Yehuda, Israel, and employed, before the completion of the July 2005 transaction described below, about 42 employees (it had no employees as of December 31, 2005). We currently hold an approximate 14.9% interest in RTI.

RTI was a leading innovator and developer of Internet-based imaging products and services for healthcare professionals until July 2005 and, until May 2004, also for the graphic arts market. As discussed in Item 4A above, in July 2005, RTI sold its healthcare business to IDX and currently does not conduct any operations.

XMPie Inc.

XMPie, which was formed in 2000, develops and markets software solutions for dynamic publishing in print and electronic media. The XMPie software platform is designed to allow organizations and marketing service providers, such as digital commercial printers and direct marketing agencies, to efficiently create – plan, design and produce – highly customized and personalized documents, which are becoming essential for direct marketing communication and any other highly targeted messaging discipline. XMPie is headquartered in New York, New York and, as of December 31, 2005, employed approximately 50 people. We currently hold an approximate 3.5% interest in XMPie.

Dor Ventures

Dor Ventures, headquartered in Brussels, Belgium, is a specialized venture capital fund investing in technology companies worldwide. As of June 15, 2006, we have invested an aggregate of approximately $3.6 million in one of the funds managed by Dor, and we are generally committed to invest up to additional $1.4 million in the future upon Dor’s request. To date, we received approximately $1.3 million as distributions from the fund. We currently hold approximately 13.2% of Dor.

DISCONTINUED OPERATIONS – SCAILEX VISION

On November 1, 2005, we completed a transaction to sell the business of Scailex Vision, as described under “Item 10C. Material Contracts – Sale of Scailex Vision’s Business” below. As a result of this transaction, the results of operations of Scailex Vision are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Scailex Vision. Nevertheless, since the operations of Scailex Vision comprised one of our principal activities in the past years, the following is a brief description of Scailex Vision’s business prior to November 1, 2005. Accordingly, the following description of Scailex Vision’s business, to the extent it uses the current tense, does not purport to describe the current operations of Scailex Vision. For example, since November 2005, Scailex Vision’s business is conducted under the name of HP Industrial Printing Ltd., a wholly owned subsidiary of Hewlett-Packard.

General

Scailex Vision Ltd. (formerly, Scitex Vision Ltd.), or Scailex Vision, is our majority owned subsidiary (approximately 78.6% interest on an issued and outstanding basis), based in Netanya, Israel. It was a developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and indoor and outdoor advertising posters. It was also engaged in the design, development, manufacturing and marketing of advanced digital printing presses and specialized water-based inks for the packaging and textile markets based on its patented drop-on-demand inkjet technology. As of November 1, 2005, Scailex Vision employed approximately 570 employees (including employees of its sales, marketing and support subsidiaries and part-time and temporary employees).

Product Overview

Scailex Vision printers are dedicated to a wide array of applications including billboards, fleet marking, banners, street advertising, point-of-purchase displays and floor and window graphics, and applications for the packaging display market and, through strategic partners, for the textile market. Its printing systems are aimed at providing high-quality and cost-effective solutions to digital printing houses worldwide. Scailex Vision operated principally in the following fields: wide format systems, super-wide format systems, and flatbed printing systems for graphic arts, graphic display and textile printing applications.

Manufacturing

Scailex Vision outsourced the manufacturing of many of the components for its systems to its own specifications and purchases off-the shelf components for its systems from third party vendors. The most important third party vendors for its printing systems were the suppliers of the printheads used in such systems, and the subcontractors for assembly of its wide format systems.

Final integration and quality control testing of Scailex Vision’s wide and super wide format systems was conducted at its facilities in Netanya, Israel, where it also assembled its wide and super-wide format systems and conducts full system integration and quality assurance testing.

Sales & Marketing

Scailex Vision had a large customer base with over 2,000 systems installed globally. It sold its products through its direct sales force, indirect distribution channels and third party joint sales arrangements. Equipment sales were typically made on terms requiring an advance payment, with the balance of the purchase price payable in stages, generally on delivery and on or shortly after installation.

Customer Support

Scailex Vision had a customer service and support team, consisting of over 100 engineers, technical and application specialists, and logistics and management personnel. These personnel were located in the United States, Europe and Asia as well as at the company’s headquarters in Israel. The customer support team was responsible for providing installation services, post-sales support, and warranty services. Scailex Vision maintained a training facility at its headquarters in Israel for its customer support team and customers. In addition, its sales demonstration facilities in Brussels, Belgium and Atlanta, U.S.A., were also used for training purposes.

Scailex Vision offered an equipment warranty to its customers and distributors that, in most cases, cover defects in the systems for a period of six to 12 months following installation. At the end of the warranty period, the customer could enter into a service agreement with Scailex Vision, which includes equipment and software maintenance. If a customer did not enter into a service agreement, service was provided and charged on a per-call basis.

CUSTOMERS & SALES

As explained in Item 3A, we did not record any revenues from our current continuing operations in the past three years.

GOVERNMENT REGULATIONS

Trade & Export. Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced in Israel by Scailex’s Israeli Group Companies. In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products. However, there can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli subsidiaries, joint ventures and Group Companies, thereby materially harming our and their businesses.

Government Grants & Benefits. Some of our Israeli Group Companies receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs. Some of our Group Companies also receive or may in the future utilize tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” The participation in these programs is subject to compliance with certain conditions and imposes certain restrictions upon these companies. For more information about the Office of the Chief Scientist, tax benefits for Approved Enterprises and export controls, see “Item 5B – Liquidity and Capital Resources – Grants from the Office of the Chief Scientist” and “Item 10E – Taxation – Israeli Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,” respectively.

Banking Regulations. Pursuant to a directive published by the Israeli Supervisor of Banks, which became effective on March 31, 2004, we may be deemed part of a group of affiliated borrowers comprised of IDB Holding Corporation Ltd., the ultimate parent of Discount and Clal, our principal shareholders, and other companies which may be included in such group of borrowers pursuant to the directive. The directive generally provides that an entity will be subject to limitations on the amount of financing available to it from an Israeli bank if such entity is included within a group of borrowers to which the amount of debt financing that has been extended from such Israeli bank amounts to 30% of such bank’s capital, or is a member of one of the bank’s six largest borrowers or groups of borrowers to which, collectively, the amount of debt financing that has been extended from the bank amounts to 150% of such bank’s capital (gradually reduced to 135% between April 2005 and June 2006). As we are part of the IDB affiliated group of companies which includes many companies that require, or may in the future require, extensive credit facilities from Israeli banks for the operation of their businesses, we cannot assure you that our banks will not exceed these limits (if applicable to us) in the future. Should our banks exceed these limits, they may limit our ability to draw funds, which may have a material adverse effect on our financial condition. The directive also provides that a bank may request that the Israeli Supervisor of Banks exempt certain entities from the scope of the definition of a group of borrowers. Since we currently do not believe that the directive will impact us, we do not currently intend to request that our banks seek an exemption on our behalf from the Israel Supervisor of Banks. Should we decide to make such a request of our banks, there can be no assurance that our banks would agree to request an exemption from the Israel Supervisor of Banks on our behalf or that the Israel Supervisor of Banks would grant an exemption, if requested. See Item 7A, regarding the contemplated sale by Clal and Discount of their shareholdings to Israel Petrochemicals Enterprise Ltd.

Investment Company Act of 1940. Regulation under the Investment Company Act governs almost every aspect of a registered investment company’s operations and can be very onerous for operating companies, especially those that conduct business through, or with, partially owned affiliates.  The Investment Company Act, among other things, limits an investment company’s capital structure, borrowing practices and transactions between an investment company and its affiliates, and prohibits the issuance of traditional options, warrants and incentive compensation arrangements, imposes requirements concerning the composition of an investment company’s board of directors and requires shareholder approval of certain policy changes.  Contracts made in violation of the Investment Company Act are void unless a court finds otherwise.  An investment company organized outside of the United States is not permitted to publicly offer or promote its securities in the United States.

Following the sale of the businesses of SDP and Scailex Vision and the investment of the cash proceeds of such transactions, we are not an “investment company” under the Investment Company Act because we rely on an exemption from that act which generally exempts transient investment companies for a one year period, which in our case commenced when we sold the business of Scailex Vision.  At the end of such one year period, if we have not entered into a business combination or developed an operating business, the likelihood of being deemed to be an investment company would increase over time and we may be required to seek exemptive or other relief from the SEC so as not to be regulated under the Investment Company Act. No assurance can be made that we will obtain such exemptive or other relief from the SEC, if and when we seek the same. If we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States.

C.	ORGANIZATIONAL STRUCTURE

Scailex is part of a group of which it is the parent company. The following table sets forth the name, jurisdiction and ownership and voting interest of our principal subsidiaries, as of the date hereof:

Name	Jurisdiction	Ownership and Voting Interest
Scailex Vision (Tel-Aviv) Ltd.	Israel	78.6%(1)(2)
Jemtex Ink Jet Ltd.	Israel	74.9%

(1) In November 2005, Scailex Vision sold its business to Hewlett-Packard and consequently has only minimal operations, primarily related to managing the company following the transaction. As a result, our holdings in Scailex Vision currently represent primarily our right to share, with the other shareholders and employees of Scailex Vision, in the distribution of any cash that Scailex Vision makes after payment of all of its commitments and liabilities.

(2) After giving effect to contemplated distributions to employees of Scailex Vision and outstanding options, equals to approximately 71.8% as if on a fully diluted basis.

D.	PROPERTY, PLANT AND EQUIPMENT

In January 2004, we relocated to new corporate administrative offices in Tel Aviv, Israel, consisting of approximately 1,780 square feet of floor space pursuant to a Services Agreement between us and Discount. For more information about the Services Agreement, please see “Item 7B. Related Party Transactions.” That lease was terminated in September 2004 and we lease the same premises from another lessor.

Jemtex leases nearly 15,000 square feet in Lod, Israel, for use as its administrative, manufacturing and research and development facility. The term of the lease expired on June 1, 2006 and currently continues with no specified expiration date, subject to either party’s right to terminate the lease upon four months’ advance notice.

We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

Item 4A.	UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OVERVIEW

Our historical operations, carried out by our then operating subsidiaries, focused on the industrial inkjet digital printing market. In recent years, we have undergone substantial changes and developments, including:

—	the combination of the operations of Scailex Vision (formerly, Scitex Vision), a developer of “drop-on demand” inkjet technologies, in which we held 42.5% of the share capital, and Scailex Vision International (formerly, Scitex Vision International), our wholly owned subsidiary until the consummation of such transaction in January 2003, and subsequent investments by us in Scailex Vision in July 2003 and May 2004;

—	the sale of the remainder of our shareholdings in Creo, a provider of solutions for the graphic arts industry, in the second half of 2003;

—	key changes to the composition of our management team and of our board of directors;

—	the sale of the business of SDP to Kodak in January 2004;

—	the sale of the businesses of Scailex Vision to Hewlett Packard in November 2005;

—	the investment of more than $7.1 million in Jemtex, which increased our interest in Jemtex from 49.8% to 74.9%. In 2006 (through June 15, 2006), we invested an additional $1.5 million in Jemtex in respect of a pending round of financing by Jemtex;

—	in January 2004, we approved a plan to distribute approximately $118 million to our shareholders, which was effected through a $28 million repurchase of shares from our shareholders (a self tender offer that was completed in June 2004) and a $90 million cash distribution in July 2004;

—	in February 2005, we entered into an agreement with the U.S. Internal Revenue Service, or IRS, to resolve a U.S. federal income tax audit of our U.S. subsidiaries for the years 1992 through 1996;

—	in May 2005, we and our two largest shareholders, Clal and Discount, purchased all of CDI’s interest in Scailex Vision for $1.9 million (including additional contingent consideration we paid to CDI following the closing). In the framework of the purchase agreement, CDI agreed to dismiss all of the claims asserted by it against us and other parties;

—	in July 2005, IDX acquired the assets of RTI for an estimated purchase price of $15.5 million. In 2006, we received a dividend of approximately $2.6 million as a result of this sale; and

—	in June 2005, we sold all of our holdings in Objet to several shareholders of Objet for $3.0 million in cash, which was paid in two installments, and additional contingent consideration if Objet undergoes specified “exit events” prior to the end of 2007.

In November 2005, we ended our involvement in the industrial inkjet digital printing market through the sale of the business of Scailex Vision to Hewlett-Packard for approximately $236.6 million in cash (see Item 10C below). Since then, we hold substantially all of our assets in financial investments and the remainder is invested in several companies, including Jemtex, our majority owned development stage subsidiary. Our current plan of operation is to explore and consider strategic alternatives relating to our remaining holdings as well as to other investments and opportunities, including a possible merger or business combination with a domestic or foreign, private or public operating entity.

FINANCIAL HIGHLIGHTS

In 2001 and 2002, we recorded net losses in the respective amounts of approximately $253 million and $32 million, respectively, primarily as a result of write-downs and losses of $215.9 million (in 2001) and write-downs of $22.3 million (in 2002) associated with our holdings in Creo.

In 2003, we recorded net income of approximately $1.4 million, which was primarily derived from a net loss of $8 million from continuing operations that was offset by approximately $9.4 million of net income from discontinued operations.

In 2004, we recorded net income of approximately $47.3 million, which was primarily derived from net losses of $5.2 million from continuing operations (mainly out of operating expenses incurred by our headquarters and Jemtex) that was offset by net income from discontinued operations of $52.4 million (approximately $51.6 million of which as a result of the sale of the business of SDP to Kodak).

In 2005, we recorded net income of approximately $106.1 million, which was primarily derived from net income of $0.7 million from continuing operations (mainly from a capital gain from the sale of our interests in Objet and financial income from our investments that was offset by operating expenses incurred by our headquarters and Jemtex), and net income from discontinued operations of $105.4 million (of which $92.3 million relate to the capital gain from the sale of Scailex Vision’s business, $4.3 million relate to the activities of Scailex Vision through the closing of the transaction in November 2005 and $8.8 million related to the sale of SDP’s business).

Since we are exploring our strategic alternatives, including engaging in new areas of operations, the data presented below are not indicative of our future operating results or financial position.

A.	OPERATING RESULTS

EXPLANATORY NOTES

—	Consolidation of Jemtex: As a result of further investments in Jemtex, Jemtex became a majority owned subsidiary of ours and, commencing with the first quarter of 2004, we have been consolidating the results of Jemtex with ours; our investment in Jemtex was previously treated by us as an investment accounted for under the “equity” method. See Note 3a to our consolidated financial statements included in this Annual Report.

—	Discontinued Operations (SDP): In January 2004, we completed the sale of substantially all of the assets and business of SDP to Kodak. As a result of the sale, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to SDP. Similarly, assets and liabilities relating to SDP are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b1to our consolidated financial statements included in this Annual Report.

—	Discontinued Operations (Scailex Vision): In November 2005, we completed the sale of substantially all of the assets and business of Scailex Vision to HP. As a result of the sale, the results of operations of Scailex Vision are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Scailex Vision. Similarly, assets and liabilities relating to Scailex Vision are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b2 to our consolidated financial statements included in this Annual Report.

—	Definition of Segments: Prior to the sale of SDP’s and Scailex Vision’s businesses, we had been reporting in two segments: high speed digital printing (SDP) and wide format digital printing (Scailex Vision). In conjunction with the commencement of reporting the results of operations of SDP and Scailex Vision as discontinued operations and consolidating the results of Jemtex, we have modified the definition of our business segments and our results of operations are now reported in two different segments – Corporate (Scailex Corporation) and continuous inkjet industrial digital printing (Jemtex). See Notes 1a and 13 to our consolidated financial statements included in this Annual Report.

—	No Revenues. As described above, as result of the sale of SDP’s and Scailex Vision’s businesses, our consolidated financial statements for prior periods have been reclassified to reflect the discontinuation of such operations. Since Jemtex, our remaining operating subsidiary, did not generate revenues in 2003 through 2005, no data regarding revenues or cost of revenues is presented below.

2005 FINANCIAL HIGHLIGHTS

Some of the key aspects of our operating results in 2005 are as follows:

—	No revenues from continuing operations were recorded.

—	Net income (including from discontinued operations) was $106.1 million, comprised primarily of income of $92.3 million from the sale of substantially all of the assets and business of Scailex Vision to Hewlett-Packard.

—	Net income from continuing operations of $0.7 million compared to a net loss from continuing operations of $5.2 million in 2004, mainly due to a capital gain on the sale of our interest in Objet and an increase in financial income due to an increase in the value of our cash and cash equivalents.

—	Significant improvement in our cash balance related to continued operations (comprised of cash, cash equivalents and short term investments) from approximately $147.6 million (including a restricted deposit of $5.0 million) at December 31, 2004 to approximately $235.9 million (including a restricted deposit of $5.2 million) at December 31, 2005 primarily due to the sale of Scailex Vision’s business, which was partially offset by $53.9 million that was allocated to discontinued operations, $29.7 million that was classified as non-current assets, $35.9 million used for loan repayments by Scailex Vision throughout 2005 and payments of approximately $4.2 million on account of transaction expenses.

COMPARISON OF 2003, 2004 AND 2005 FINANCIAL RESULTS

Revenues; Cost of Revenues

As explained above, as a result of the reclassification of our financial results, we did not recognize any revenues in those years.

Operating Expenses

	Year ended December 31,*
	2005	2004	2003
	(approximate $ in millions)

Research and development, gross	$2.6	$2.3	-
Less Royalty-bearing participation	0.1	0.1	-

Research and development, net	2.5	2.2	-
Marketing	0.1	0.1	-
General and administrative	3.6	4.8	2.9

Total operating expenses	$6.2	$7.1	$2.9

* See Notes 12c and 12d to our consolidated financial statements included in this Annual Report.

        Operating expenses. Operating expenses comprise costs and expenses associated with research and development, marketing, and general and administrative.

        In 2005, operating expenses were $6.2 million, compared to $7.1 million in 2004. A portion of these expenses ($2.5 million and $2.2 million in 2005 and 2004, respectively) was related to research and development expenses of Jemtex. The balance of the expenses ($3.7 million and $4.9 million in 2005 and 2004, respectively) were related to general and administrative expenses and were mainly used for payment of salaries and related expenses, investor relations expenses and consultant fees.

        In 2005, the operating expenses of Jemtex totaled $3.2 million, compared to $2.8 million in 2004. The majority of these expenses ($2.5 million and $2.2 million in 2005 and 2004, respectively) were related to research and development expenses. The balance of the expenses ($0.7 million and $0.6 million in 2005 and 2004, respectively) were related to general and administrative expenses and were mainly used for payment of salaries and related expenses.

        In 2003, the operation expenses comprised of only general and administrative expenses relating to Scailex Corporation’s headquarters because the financial results (including operating expenses) of Jemtex were not consolidated with ours in 2003.

        Research and development expenses. Research and development, or R&D, expenses consist primarily of costs associated with the design, technology development, product development, pre-manufacture and testing of new products and enhancements of existing products, salaries and related personnel costs, patent prosecution and maintenance costs, and other expenses related to product development and research programs. We expense all research and development costs as they are incurred.

        All of the R&D expenses relate to Jemtex. In 2005, these expenses were relatively the same as in 2004 mainly because of similar level of activity in Jemtex.

        Marketing expenses. Marketing expenses consist primarily of travel expenses and of promotional and investor relations activities. All of the marketing expenses relate to Jemtex’s operations.

        General and administrative expenses. General and administrative, or G&A, expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as investor relations expenses.

        G&A expenses in 2004 were higher compared to the G&A expenses in 2005 mainly due to the reduction in Jemtex’s workforce in 2005. In 2004, the G&A expenses increased compared to 2003 mainly because we commenced the consolidation of Jemtex’s results during that year.

Amortization Charges

        The amortization expenses in 2005 and 2004 remained at the same level of $1.2 million. The amortization expenses during 2005 and 2004 resulted primarily from the periodic amortization charges resulting from investments in Jemtex.

Financial and Other Income and Expenses

Financial income (expenses), net, consists primarily of interest earned on bank overnight deposits and on marketable bonds (especially U.S. government and U.S. agency bonds), interest incurred on bank and other loans and exchange rate differences.

	Year ended December 31,
	2005	2004	2003
	(approximate $ in millions)

Interest income	$4.5	$2.9	$0.3
Loss on marketable securities	(0.1)	(0.1)	--

Interest on loan from associated company	--	--	(0.2)
Bank charges and other (including
foreign exchange transaction losses, net)	(0.1)	(0.1)	-

Total financial income, net	$4.3	$2.7	$0.1

Net financial income increased from $2.7 million in 2004 to $4.3 million in 2005, due primarily to the increase in our cash balance due to the sale of the business of Scailex Vision. Furthermore, the overnight LIBOR rate which we receive on our cash deposits has increased in 2005 from 2.3% in the beginning of the year to 4.3% at the end of the year resulting in a relatively significant impact on the financial income. Net financial income increased from $0.1 million in 2003 to $2.7 million in 2004, due primarily to interest earned on the funds received from the sale of SDP in the beginning of 2004.

Other income, net, in 2005 totaled $0.9 million, compared to $0.7 million in 2004. In 2005, the income resulted primarily from a dividend received from an associated investee (Dor Ventures) and in 2004 the income resulted primarily from a forfeiture of a shareholder loan in Jemtex. In 2003, there were several sales that resulted in capital gains, primarily the sale of Creo shares.

Taxes

Israeli companies are generally subject to income tax at the corporate rate of 34% for 2005 (compared to 36% in 2003 and 35% for 2004). Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Capital gains derived after January 1, 2003, are subject to capital gains tax at a rate of 25% (other than with respect to gains deriving from the sale of listed securities). See in “Item 5B – Corporate Tax Rate” below for more information.

As of the end of 2005, our deferred income tax assets were reduced from $146 million at December 31, 2004 to $141 million, mainly due to the sale of our interests in Objet and the utilization of carry-forward losses. We have created a valuation allowance on almost all of our deferred tax assets, since we believe that it is not more likely than not that these deferred tax assets will be utilized.

A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, the amount of the deferred tax asset considered realizable could be adversely affected.

Equity Investments

Our share in the results of associated companies was income of $2.9 million in 2005 that derived mainly from the capital gain generated from the sale of our interests in Objet. In 2004, our share in losses of associated companies was $1.4 million compared with $5.6 million in 2003. The decrease was due to the fact that in 2004 Objet was the sole investment accounted for under the equity method (the book value of our investment in Objet was recorded at close to zero on our balance sheet as of March 31, 2005), compared to 2003 in which Jemtex was also accounted for under the equity method.

IMPACT OF RELATED PARTY TRANSACTIONS

We have entered into a number of agreements with certain companies with whom our principal shareholders, Clal and/or Discount, are affiliated.

In December 2002, we entered into a Share Exchange Agreement with Scailex Vision, in which Clal and Discount each held approximately 14% of the share capital, and Scailex Vision International, pursuant to which we combined the operations of these companies. Among other factors considered in deciding to approve the transaction, our board of directors received a written opinion from its financial advisor in connection with the transaction, as to the fairness, from a financial point of view, of the consideration to be paid by us in connection with the transaction. In July 2003 and May 2004 we, CEI and Discount invested in Scailex Vision by participating in rights offerings conducted by Scailex Vision. In addition, we entered into additional agreements with Scailex Vision, Clal and Discount which are incidental to the sale of Scailex Vision’s business to Hewlett-Packard.

Please see “Item 7B – Related Party Transactions” below for specific details as to these transactions and certain other related party transactions entered into by us.

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

	Year Ended December 31,
	2005	2004	2003	2002	2001

Inflation (Deflation)	2.4%	1.2%	(1.9)%	6.5%	1.4%
Devaluation (Revaluation)	6.8%	(1.6)%	(7.6)%	7.3%	9.3%
Inflation (devaluation) gap	(4.4)%	2.8%	5.7%	(0.8)%	(7.9)%

Costs not denominated in, or linked to, dollars are translated to dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements. To the extent such costs are linked to the Israeli Consumer Price Index, such costs may increase if the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar or if the timing of such devaluations were to lag considerably behind inflation. Conversely, such costs may, in dollar terms, decrease if the rate of inflation is lower than the rate of devaluation of the shekel against the dollar. Accordingly, our Israeli operations experienced an increase in dollar costs in 2003 and 2004, and a decrease in 2001, 2002 and 2005. The representative dollar exchange rate for converting the shekel to dollars, as reported by the Bank of Israel, was NIS 4.603 on December 31, 2005 (NIS 4.308 on December 31, 2004).

        Other currencies. Until the Creo transaction in April 2000, we had substantial operations outside the United States and Israel, and accordingly maintained substantial non-dollar balances of assets, including substantial accounts receivable balances related to sales made in non-dollar currencies, mostly European currencies and Japanese yen. Our general policy was to hedge against the exchange rate exposure arising from the existence of such non-dollar business activities. Subsequent to the Creo transaction, SDP and Scailex Vision established operations of their own outside the United States and Israel, primarily in Europe, but the volume of activity in non-dollar currencies was significantly reduced compared to previous years and, following the sale of Scailex Vision’s operations in November 2005, was eliminated altogether.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

SFAS No. 123. In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) addresses all forms of share-based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) supersedes our current accounting for SBP awards under APB No. 25 and requires us to recognize compensation expense for all SBP awards based on fair value. In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”) relating to the adoption of SFAS No. 123(R). Beginning in the first quarter of 2006, the Company will adopt the provisions of SFAS No. 123(R) under the modified prospective transition method. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. The Company recognize SBP compensation expense based on FASB Interpretation 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25", which provides for accelerated expensing and will continue to do so after the adoption of SFAS No. 123(R). SFAS 123R requires the Company to estimate the number of forfeitures expected to occur and record expense based upon the number of awards expected to vest. Currently, the Company accounts for forfeitures as they accrue as permitted under previous accounting standard. The Company does not expect the statement to have a material effect on its consolidated financial position, results of operations or cash flows. In addition, the Company estimates that the cumulative effect of adopting SFAS No. 123R as of its adoption date (January 1, 2006), based on the awards outstanding as of December 31, 2005, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur after December 31, 2005 and prior to the Company’s adoption of SFAS No. 123R.

SFAS No. 154. In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 supercedes of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company will be adopting this pronouncement beginning in the fiscal year 2006 and does not currently believe that it will have a material impact on its consolidated financial position, results of operations or cash flows.

FAS 155. In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have bee issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

FAS 115-1 and FAS 124-1. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. The Company does not believe adoption of FSP FAS 115-1 and FAS 124-1 will have a material effect on its consolidated financial position, results of operations or cash flows.

B.	LIQUIDITY &CAPITAL RESOURCES

OVERVIEW

On December 31, 2005, our net working capital from continuing operations was $222.3 million, compared to $134.0 million on December 31, 2004. The net working capital increased primarily as a result of an increase of approximately $88.0 million in cash and short term investments that resulted from the proceeds we received in connection with the sale of Scailex Vision’s business.

We have financed our operations through cash generated from operations, including the proceeds from the sale of SDP’s business in January 2004 which generated, in the aggregate, approximately $262 million in cash. Cash, cash equivalents, short-term investments and a restricted deposit at December 31, 2005 were $235.9 million compared to $147.6 million at December 31, 2004. The increase in cash, cash equivalents and short-term investments is attributable primarily to the proceeds received from the sale of Scailex Vision’s business, which was off-set by repayments of loans drawn by Scailex Vision.

Cash Flows

We had negative net cash used in operations in 2005. The net cash flow used in operations in 2005 was approximately $27 million, compared to approximately $10.3 million in 2004 (and $6.2 million in 2003). The negative cash flows from operations were due primarily to the sale of Scailex Vision’s business.

Our investment activities currently consist primarily of investments and redemptions of short-term bank deposits and U.S. government securities. In 2005, $179.8 million was generated from investment activities (excluding $4.8 million of reduction in restricted deposit) compared to $183.2 million that was generated from investment activities (excluding $10.0 million of restricted deposit) in 2004 and $50.9 million in 2003. The cash generated from investment activities in 2005 is related primarily to the proceeds received from the sale of Scailex Vision’s business while the cash generated from investment activities in 2004 was related primarily to the proceeds received from the sale of SDP’s business. The cash generated form these sales in 2004 and 2005 was offset by cash used for investments in marketable securities, which were significantly higher in 2004 than in 2005. The increase in cash generated from investment activities in 2004 compared to 2003 is related primarily to cash generated from the sale of SDP’s business and the follow-on investments and redemptions of short-term bank deposits and U.S. government securities. Major uses of cash for investing activities during 2005 included investments in U.S. government securities.

Net cash used in financing activities in 2005 was approximately $43.2 million, consisting mainly of repayments of loans drawn by Scailex Vision. Net cash used in financing activities in 2004 was approximately $133.7 million, consisting mainly of $117.9 million used in the cash distribution and tender offer and a further $15.8 million used for repayments of long and short term loans. Net cash used in financing activities in 2003 was approximately $9.7 million, consisting mainly of the repayment of the $18.8 million note we issued to Creo, which was offset by Scailex Vision’s borrowings under its credit facilities.

In sum, the net cash flow (cash and cash equivalents) increase in 2005 amounted to $114.5 million.

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

Capital Expenditures

Capital expenditures in fixed assets of continuing operations in 2003, 2004 and 2005 were approximately $0, $0.01 million and $0.02 million, respectively. Our capital expenditures by way of equity and convertible debt investments in our Group Companies (other than our consolidated subsidiaries) in 2003, 2004 and 2005 were approximately $3.1 million, $0.6 million and $0.3 million, respectively. There are commitments for investment in Dor Ventures in total amount of approximately $1.4 million as of June 15, 2006.

Credit Facilities

As of November 1, 2005, Scailex Vision’s borrowings under its revolving lines of credit and long-term loans for working capital and investments purposes from banks in Israel amounted to approximately $27.9 million. These amounts were repaid in full following the closing of the sale of Scailex Vision’s business.

In 2000, Scailex Vision borrowed from one of its suppliers a long-term convertible loan of $5 million. As of June 1, 2006, the principal amount outstanding is $2.75 million. This loan does not bear any interest.

Tax Audits

Not all of the tax returns of our operations are final and, from time to time, we are subject to further audit and assessment by the applicable tax authorities, including the following:

—	In Israel, we have received, or are considered to have received, final tax assessments through the 2000 tax year and Scailex Vision is being audited for the years 2001 through 2005, including with respect to the sale of its business to Hewlett-Packard.

—	In the United States, in partial settlement of an audit by the Internal Revenue Service (IRS) of our U.S. subsidiaries for the years 1992 through 1996, we consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues. In February 2004, we reached a settlement with the IRS, whereby we agreed to an assessment of $5.9 million of additional federal income taxes for these years (rather than $29.6 million as initially proposed by the IRS, excluding interest accrued thereon). We had previously established balance sheet reserves on account of this audit which turned out to be sufficient. Accordingly, we paid as a final additional cash cost of the IRS audit (taking into consideration the full federal tax assessment, state taxes and interest thereon, and after application of a $21.5 million advance payment), an amount of approximately $11.6 million. In December 2004, as a result of the conclusion of the said IRS audit, we filed amended federal tax returns for the years 1994, 1995 and 1997, requesting a refund of $7.8 million of federal taxes. Since we estimate that there is a high likelihood that we will receive the refund, we recorded a federal income tax receivable of $7.8 million as part of discontinued operations on 2005. SDP currently is being audited for the year 2003.

—	In mid-2001, Scailex Vision International filed an application for an advance ruling by Hong Kong’s Inland Revenue Department (IRD). In general, this application sought the IRD’s agreement that Scailex Vision International’s sales outside of Hong Kong will be exempt from tax in Hong Kong and that sales within Hong Kong will be subject to a lower tax rate. During 2003, the IRD declined the application. Thereafter, Scailex Vision International sold the local subsidiary and ceased the relevant activity in Hong Kong. Scailex Vision International believes that it has appropriate provisions relating to this matter.

While we believe that we established sufficient reserves for these matters, additional payments may be required at the conclusion of these matters. It is not possible to predict at this time whether and when any eventual payments will be made.

Cash Outlook for 2006

In 2006, we do not expect that our majority owned subsidiary, Jemtex, will generate sufficient cash for our operations. Our investment activities, which may include continued investment in Jemtex and investments in our Group Companies, contingent payments for past acquisitions and investments in capital assets, may be higher than the amount of cash generated from our financial income. However, our management believes that existing cash and short-term investments will be sufficient to meet operating requirements in the year 2006

EFFECTIVE CORPORATE TAX RATE

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 34% for the 2005 tax year (compared to 35% for the 2004 tax year and 36% for the 2003 tax year). Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003 (other than with respect to gains deriving from the sale of listed securities). However, the manufacturing facilities in Israel of Jemtex have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. The tax benefit is afforded for seven years from the year the relevant facility first earns taxable income, but no later than 12 years from the first year of operating or 14 years from the year in which the approval was granted. Subject to compliance with applicable requirements, the income derived from these Approved Enterprise facilities will be fully tax-exempt during the first two years of the seven-year tax benefit, and will be subject to a reduced tax rate of a maximum of 25% during the remaining five years, but in any event not later than 2006 regarding Approved Enterprise facilities that are already approved and effective. The actual tax rate will depend upon the percentage of non-Israeli holders of the share capital of these companies.

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

GRANTS FROM THE OFFICE OF THE CHIEF SCIENTIST

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the R&D Law. In June 2005, an amendment to the R&D Law came into effect, which intends to make the law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel, as described below

Generally, grants from the Office of the Chief Scientist constitute up to usually 50% of qualifying research and development expenditures for particular approved projects. Grants received are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. Royalty obligations vary between 100% and 150% of the dollar-linked amount of the grant. Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the LIBOR. The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

The R&D Law and the terms of the Office of the Chief Scientist grants generally prohibit participants from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if approval to manufacture the products outside of Israel is obtained, the participant would generally be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the portion of the total manufacturing volume that is performed outside of Israel. The amendment to the R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Since Scailex currently participates in these programs solely through some of its Group Companies, we do not believe that any non-Israeli who becomes a holder of 5% or more of our outstanding shares is required to comply with the aforesaid notification and undertaking requirements.

We recorded grant participation from the Office of the Chief Scientist totaling approximately $0.18 million in 2004 and $0.06 million in 2005 on account of Jemtex’s operations. Pursuant to the terms of these grants, Jemtex is obligated to pay royalties in the range of 3% to 5% of revenues derived from sales of products funded with these grants. As of December 31, 2005, our overall contingent liability to the Office of the Chief Scientist in respect of grants received by Jemtex was approximately $3.2 million. The continued decrease in level of grants since 2002 is due to the respective reduction in the business and development activities of Jemtex.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Following the sale of Scailex Vision’s business in November 2005, research and development activities are being conducted only through Jemtex.

Our research and development activities primarily consisted of approximately 11 employees.

As part of the SDP transaction in January 2004 and the Scailex Vision transaction in November 2005, Kodak and Hewlett-Packard acquired all the intellectual property of these subsidiaries relating to the digital printing business. A number of issued patents and pending applications are still held by our other Group Companies.

D.	TREND INFORMATION

Our plan of operation is to explore and consider strategic alternatives relating to our remaining holdings as well as to other investments and opportunities, including a possible merger or business combination with a domestic or foreign, private or public operating entity. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof or terms on which it would occur. Since this may result in the engagement of new areas of operations, our financial data reported in this Annual Report is not necessarily indicative of our future operating results or financial position.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes therein, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes, as of December 31, 2005, our following contractual obligations to third parties for the periods indicated:

	Payments Due by Period (in $ millions)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	N/A

Operating leases (facilities and vehicles)	0.08	0.07	0.01	-	-

Total contractual cash obligations	0.08	0.07	0.01	-	-

As to our royalty obligations and outstanding guarantees as at December 31, 2005, see Note 8 to our consolidated financial statements included in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management:

Name	Age	Director Since	Position

Arie Mientkavich	63	2006	Chairman of the Board of Directors*
Raanan Cohen (1) (2) (3)	38	2002	President and Chief Executive Officer; Director
Yahel Shachar	44	--	Chief Financial Officer & Corporate Secretary
Avraham Asheri (2) (4) (5)	68	2000	Director; Chairman of the Audit Committee*
Ophira Rosolio-Aharonson (2) (4)	56	2000	Director*
Yoav Biran (4) (6)	67	2005	Director*
Avraham Fischer (7) (8) (10)	49	2003	Director*
Shay Livnat (8) (9)	47	2003	Director*
Shimon Alon	56	2003	Director*
Gerald Dogon (2) (4) (6) (7) (10)	66	2003	Director*
Nachum Shamir	52	2004	Director

*	Designated as “independent director” in accordance with NASDAQ Marketplace Rules.
(1)	Nominee of Discount and its wholly owned subsidiary.
(2)	Member of the Financial Investments Committee of the Board of Directors.
(3)	Seconded to us by Discount pursuant to the Services Agreement described under “Item 7B – Services Agreements” below. Mr. Cohen is the son of Mr. Eliahu Cohen, a member of the board of directors of Clal, Discount and IDB Holding Corporation Ltd. (“IDB Holding”), and Chief Executive Officer and a director of IDB Development Corporation Ltd. (“IDB Development”).
(4)	Member of the Audit Committee of the Board of Directors.
(5)	Initially proposed for election as a director by Discount.
(6)	An “Outside Director” pursuant to the Companies Law.
(7)	Member of the Remuneration Committee of the Board of Directors.
(8)	Nominee of Clal through CEI, its wholly owned subsidiary.
(9)	Mr. Livnat is the son of Avraham Livnat, an affiliate of IDB Holding, and the brother of Zvi Livnat, a co-CEO of Clal and a director of several companies within the IDB group, including IDB Holding, IDB Development and Discount.
(10)	Member of the Nominating Committee of the Board of Directors.

Arie Mientkavich was appointed Chairman of our board of directors in June 2006. He has been the Deputy Chairman of Gazit-Globe Ltd. since May 2005. From November 1997 to January 2006, he served as an active Chairman of Israel Discount Bank Ltd. and its major subsidiaries. Prior to joining Israel Discount Bank, Mr. Mientkavich was the active Chairman of the Israeli Securities Authority from 1987 to 1997 and the General Counsel of the Israeli Ministry of Finance from 1979 to 1987. Mr. Mientkavich holds bachelors degrees in political sciences and in law from the Hebrew University, Jerusalem, Israel.

Raanan Cohen was appointed as Interim President and Chief Executive Officer of Scailex in January 2004. He has also served as Vice President of Discount since August 2001, having previously served as Executive Assistant to the Chief Executive Officer of Discount from 1999. Prior to joining Discount, he was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israeli Bar, and from 1994 to 1995 he served as an attorney with S. Horowitz & Co., an Israeli law firm. He is a director of a number of companies in the Discount group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd. Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in management from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

Yahel Shachar joined Scailex in December 2001 and was appointed Chief Financial Officer and Corporate Secretary in February 2002. Before he joined Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. from 1998 to 2001. From 1995 to 1998, he was an attorney with Goldfarb, Levy, Eran & Co., an Israeli law firm. Mr. Shachar holds an LL.M. degree from Georgetown University (specializing in corporate, tax and securities law) in Washington, D.C., and an LL.B. degree from the Tel Aviv University, and is a member of the Israeli and New York bar associations.

Avraham Asheri is an economics advisor. He served as President and Chief Executive Officer of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a member of the bank’s Management Committee from 1983. Prior to joining Israel Discount Bank, during a period of 23 years Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the boards of directors of several companies, including Elron Electronic Industries Ltd., Elbit Systems Ltd., Africa-Israel Investments Ltd. and Discount Mortgage Bank Ltd. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University, Jerusalem, Israel.

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

Yoav Biran was Director General of the Israel Ministry of Foreign Affairs from 2002 until 2004. Prior thereto, from 1998 to 2002, he served as Senior Deputy Director General of the Ministry of Foreign Affairs with special responsibility for the Middle East and the coordination of the peace process and, from 1999 to 2001, he also acted as a Deputy National Security Advisor (Foreign Policy) in the Israel Prime Minister’s Office. From 1988 to 1993, Mr. Biran was Israel’s Ambassador to the United Kingdom. He joined the Israel Ministry of Foreign Affairs in 1963 and served in a number of increasingly senior positions, both in Israel and abroad, until his appointment as Ambassador in 1988. He holds bachelors degrees in International Relations and History and studied for a masters degree in International Relations from the Hebrew University, Jerusalem, Israel.

Avraham Fischer is the Executive Vice President of IDB Holding, the deputy Chairman of IDB Development and a co-Chief Executive Officer of Clal. In addition, he is a partner of Fischer, Behar, Chen, Well, Orion & Co., an Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies operating primarily in the field of tourism and aviation, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies operating primarily in the fields of real estate, communications and technologies. He serves as a director of Clal, Discount, ECI Telecom Ltd., American Israeli Paper Mills Ltd., Elron Electronic Industries Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co- Chairman of Matan – Your Way to Give, a non-profit organization.  Mr. Fischer holds an LL.B. degree from the Tel Aviv University, and is a member of the Israeli bar association.

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

Shimon Alon is the Chairman of the Board of Directors of Attunity Ltd. He served, until June 2003, as Chief Executive Officer of Precise Software Solutions Ltd., a provider of application performance management, having held such position since September 1997, and was also President of Precise from September 1997 until December 2000. He also served as a director of Precise from December 1998. Following the acquisition of Precise by Veritas Software Corp. in June 2003, Mr. Alon served as an executive advisor to Veritas until January 2004. From October 1982 to August 1996, he worked at Scailex and its subsidiaries in various executive management, sales, marketing and customer support capacities, including Senior Executive Vice President of Scailex and President of its Graphic Art Group from November 1995 to August 1996, President and Chief Executive Officer of Scitex America Corp. from May 1995 to July 1996, and Managing Director of Scitex Europe S.A. from February 1993 to May 1995. He holds a degree from the Executive Management Program at the Harvard Business School in Cambridge, Massachusetts.

Gerald Dogon was Chief Financial Officer of DSP Communications, Inc. from August 1994 through October 1998, during which period he also served DSP as Executive Vice President from July 1996 through October 1998 and as Senior Vice President from August 1994 through July 1996. Mr. Dogon also served as a director of DSP from November 1997 to January 1999. From December 1987 to August 1994, he held various senior financial positions with several Israeli companies, including Nilit Ltd., Mul-T-Lock Ltd., Israel General Bank Ltd. and Indigo Ltd. Prior thereto, Mr. Dogon was employed for 16 years by Scailex, where he served as Executive Vice President and Chief Financial Officer from October 1986 to August 1987, Corporate Vice President – Finance from September 1971 to October 1986, and Corporate Secretary from December 1972 to May 1987. He is a director of several private companies and served as a director of Nogatech, Inc. from 1999 to 2000, of Mul-T-Lock Ltd. from 1997 to 1999, and of Contahal Ltd. from 1993 to 1998, and acted as chairman of the audit committee at both Nogatech and Contahal. Mr. Dogon holds a bachelors degree in economics and commerce from the University of Cape Town, South Africa.

Nachum Shamir is the Chief Executive Officer and a director of Given Imaging Ltd. since April 2006. Prior thereto, he served as the President and Chief Executive Officer of Kodak Versamark, Inc. (whose operations were previously those of SDP) and as Vice President of Eastman Kodak Company since January 2004. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scailex. From January 2001 to January 2004, he served as the President and Chief Executive Officer of SDP, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. (now Creo Asia Pacific (H.K.) Ltd.) from 1993. Mr. Shamir holds a bachelors degree in science from the Hebrew University of Jerusalem and a masters degree in public administration from Harvard University.

Additional Information

In November 2005, Mr. Dov Ofer, who served as the President and Chief Executive Officer of Scailex Vision since January 2002, joined Hewlett-Packard as part of the sale of Scailex Vision’s business.

Mr. Yoav Biran was elected as one of our outside directors at our 2005 Annual General Meeting which was held on December 29, 2005. He succeeded Ariella Zochovitzky, who had been our outside director since 2002.

Mr. Arie Mientkavich was appointed Chairman of our Board of Directors, effective June 1, 2006, replacing Mr. Ami Erel, who had been our Chairman since June 2003.

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

General

The following table sets forth with respect to all directors and senior management of Scailex as a group all cash and cash-equivalent forms of remuneration paid by Scailex during the fiscal year ended December 31, 2004 and 2005:

	Salaries, fees, directors' fees, commissions and bonuses	Other benefits**

All directors and senior management as a group
(consisting of 11 persons in 2005)*	$662,877	$31,836
All directors and senior management as a group
(consisting of 11 persons in 2004)*	$419,791	$31,794

* Excludes compensation of one person who is part of our discontinued operations (Scailex Vision).

** These sums were set aside by us to provide pension, retirement and severance benefits to members of our senior management.

In accordance with the approval of our shareholders on December 27, 2000, our outside directors receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted for each outside director under regulations issued pursuant to the Companies Law (which equate to approximately $10,200 per annum and a participation fee of approximately $400 per board or committee meeting), although new regulations were approved in 2003, which would, in certain circumstances, permit us to pay higher fees. Directors’ fees and participation fees of a similar amount are paid to all our other directors, other than directors who are office holders of our principal shareholders. Except as aforesaid, we did not compensate any of our other directors in 2005 (excluding compensation for directors who are also our officers).

As of December 31, 2005, one of our officers held options to purchase our ordinary shares. See Item 6E below.

There are no arrangements or understandings between us and any of our directors for benefits upon termination of service.

CEO Compensation

See the description under “DIC Services Agreement” in Item 7B below for details relating to the compensation terms of Mr. Raanan Cohen, our President and Chief Executive Officer. In addition, in connection with the sale of the business of Scailex Vision to Hewlett-Packard in November 2005, our shareholders approved the grant of a special cash bonus in the amount of $168,600 to Mr. Cohen. In addition to the bonus paid by Scailex, each of Discount and Clal agreed to pay Mr. Cohen a bonus in an amount of $15,700. These amounts reflect the respective proportional holdings of Scailex, Clal and Discount in Scailex Vision. The overall bonus amount paid to Mr. Cohen was $200,000.

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

Under an amendment to the Israeli Companies Law, our board of directors was required to determine, by April 19, 2006, the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our board determined that the board should consist of at least two directors who have “accounting and financial expertise.” We have determined that Messrs. Asheri and Dogon have the requisite “accounting and financial expertise.”

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

OUTSIDE DIRECTORS

Under the Companies Law, Israeli companies whose shares are listed for trading on a stock exchange or have been offered as securities to the public in or outside of Israel are required to appoint at least two “outside directors.” Our outside directors are Yoav Biran and Gerald Dogon.

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

Pursuant to an amendment to the Companies Law, effective as of January 19, 2006, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” While these requirements will apply to us only upon the next election of one or more outside directors, we believe that Mr. Dogon has the requisite “accounting and financial expertise” and that Mr. Biran has the requisite “professional qualifications.”

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

The initial term of an Outside director is three years and may be extended for an additional three years. The term of office of Mr. Dogon and Mr. Biran commenced in December 2003 and December 2005, respectively.

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

Of the ten (10) members of our board of directors, our board of directors has determined that (1) all, except for Mr. Cohen, our chief executive officer, and Mr. Shamir, our former chief executive officer, qualify as “independent directors” within the meaning of the NASDAQ Marketplace Rules and (2) Mr. Asheri, Mr. Biran, Mr. Dogon and Ms. Rosolio-Aharonson, being all of the members of out Audit Committee (see below), also qualify as “independent directors” under SEC rules.

COMMITTEES OF THE BOARD

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors has established the following committees:

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

Since our ordinary shares are listed on NASDAQ, we are also subject to NASDAQ rules which currently provide that a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. In addition, pursuant to SEC rules, effective as of July 31, 2005, the members of the Audit Committee are generally required to be independent within the meaning of the SEC rules. Our Audit Committee comprises Mr. Asheri (chairman of the Audit Committee), Messrs. Dogon and Biran (our Outside Directors) and Ms. Rosolio-Aharonson, all of whom are independent within the meaning of applicable NASDAQ and SEC rules. In addition, we have adopted a charter as required by the NASDAQ rules.

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

Remuneration Committee. Our board of directors has also appointed a remuneration committee, which is currently comprised of Avraham Fischer and Gerald Dogon, all of whom are independent within the meaning of applicable NASDAQ rules. The role of the remuneration committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the remuneration committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

Financial Investments Committee. Our board of directors has also appointed a financial investments committee, which is currently comprised of Avraham Asheri, Raanan Cohen, Gerald Dogon and Ophira Rosolio-Aharonson. The role of the financial investments committee is to review and manage our financial investments and cash management in accordance with the principles approved by the board of directors.

Nominating Committee. In March 2005, our board of directors established a nominating committee, which is currently comprised of Avi Fischer and Gerald Dogon, all of whom are independent within the meaning of applicable NASDAQ rules. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board.

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

Indemnification.     Subject to certain qualifications, the Companies Law also permits us, provided that our articles of association allow us to do so, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company, retroactively (after the liability has been incurred) or in advance, for:

—	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

In addition, our articles of association provide that:

—	we may indemnify an office holder following a determination to this effect made by us after the occurrence of the event in respect of which the office holder will be indemnified; and

—	we may undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of occurrences, which, in the opinion of our board of directors, are, at the time of giving the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

In April 2004, the Company’s audit committee, board of directors and shareholders, in that order, also resolved to indemnify the Company’s office holders, including any future director or officer of the Company who may be considered a “controlling shareholder” (as such term is defined under the Companies Law), by providing them with a Letter of Indemnification to be substantially in the form approved by the shareholders. In December 2005, the Company’s audit committee, board of directors and shareholders, in that order, approved certain revisions to such letter (See Exhibit 4(c)(3) in Item 19 for the form of the Letter of Indemnification to office holders.)

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

D.	EMPLOYEES

The following table details certain data on the workforce of Scailex and its consolidated subsidiaries for the periods indicated*:

	As at December 31,
	2005	2004	2003

Approximate numbers of employees by geographic location
United States	1	1	0
Israel	31	39	5

Total workforce	32	40	5

Approximate numbers of employees by category of activity
Research and development	11	15	-
Customer support	1	1	-
Operations and logistics	9	13	-
General and administrative	11	11	5

Total workforce	32	40	5

* Excludes the employees of SDP and Scailex Vision for these years that were transferred to Kodak and Hewlett-Packard, respectively, in connection with the sale of SDP’s business in January 2004 and the sale of Scailex Vision’s business in November 2005.

The increase in the number of our employees from 2003 to 2004 resulted mainly due to the beginning of our consolidating the results of Jemtex. The decrease in the number of our employees from 2004 to 2005 resulted mainly due to a slower activity in Jemtex in 2005.

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

None of our executive officers own any of our shares or hold any stock options for the purchase of our shares, except for our CFO, Yahel Shachar, who beneficially owns 80,000 shares, all of which are in the form of stock options, which are exercisable within 60 days of the date of this Annual Report. The exercise price of all the stock options held by Mr. Shachar is $3.70 per share and they expire in September 2014.

STOCK OPTION PLANS

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

—	1991 Plans. In September 1991, our shareholders approved two plans, the Israel Key Employee Share Incentive Plan 1991, primarily designed for employees of Scailex and its subsidiaries located in Israel, and the International Key Employee Stock Option Plan 1991 (as amended, 1995), primarily designed for employees of Scailex’s non-Israeli subsidiaries. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, were determined by our board of directors. These plans expired in September 2001, except with respect to outstanding options granted under such plans. Accordingly, no further options can be granted under these plans. Outstanding options under the 1991 plans expire at various dates from December 2006 through December 2008.

—	2001 and 2003 Plans. In December 2001, our shareholders approved the adoption of the 2001 Stock Option Plan, primarily designed for key employees of Scailex and its subsidiaries. The aggregate number of shares that were initially authorized and reserved for issuance under the 2001 plan was 750,000 shares. In December 2003, our shareholders approved the adoption of the 2003 Share Option Plan for our employees, directors and consultants who are Israeli residents. When the shareholders adopted the 2003 plan, they also adopted an amendment to the 2001 plan, as a result of which the number of shares reserved for issuance under the 2001 plan was increased from 750,000 to 1,900,000 with all such reserved shares being available for issuance under either the 2001 plan or the 2003 plan. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors. There have been no option grants under the 2001 plan. Currently, all outstanding options under the 2003 plan expire in September 2014.

The following table details certain information with respect to the foregoing plans:

	1991 Share Option Plans*	2001 and 2003 Share Option Plans**

Number of shares available for future option awards	0	1,732,000
Number of options outstanding	73,754	168,000
Weighted average exercise price of options outstanding	$9.84	$3.70

        * The data presented in this column are as of June 14, 2006.

        ** The data presented in this column are as of the date of this Annual Report.

        The foregoing description is qualified in its entirety by reference to the Israel Key Employee Share Incentive Plan 1991, the International Key Employee Stock Option Plan 1991 (as amended, 1995), the 2001 Stock Option Plan (as amended, 2003), and to the 2003 Share Option Plan which are filed as exhibits in Item 19 of this Annual Report, all of which are hereby incorporated by reference.

        Subsidiaries Stock Option Plans. Jemtex adopted a share option plan, primarily designed for employees of Jemtex. The plan permits the grant of options for the purchase of shares in Jemtex. As of June 1, 2006, Jemtex granted options under its plan to employees, directors and officers, exercisable, in the aggregate, for approximately 1.9% of its share capital (on a fully-diluted basis).

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

Unless otherwise stated, all data in this Item 7 is as of June 15, 2006, at which date there were 38,066,363 of our ordinary shares outstanding, excluding:

—	the 448,975 ordinary shares purchased by the trustee pursuant to the repurchase program described in Item 6E above; and

—	the 4,952,050 ordinary shares purchased by us in the self tender offer described in Item 4A above which are deemed issued but considered treasury shares (or “dormant shares” as such term is defined under the Israeli Companies Law) that carry no rights, including voting rights and the right to receive dividends, while owned by us. These shares will be available for us to sell in the future without further shareholder action (except as required by applicable law).

In all instances, the percentage of ownership is equal to the voting rights of our ordinary shares and all ordinary shares have identical voting rights. In particular, the ordinary shares held by our principal shareholders do not carry different voting rights.

To our knowledge, except as described below, we are not directly or indirectly owned or controlled (i) by any corporation, (ii) by any foreign government or (iii) by any other natural or legal person, nor are there any arrangements, the operation of which may at a subsequent date result in a change in control of Scailex.

The following table sets forth the number of our ordinary shares owned by any person who is known to us to own beneficially more than 5% of our ordinary shares or otherwise affiliated with Discount and/or Clal:

Name and Address	Number of Shares Owned*		Percent of Shares Outstanding*

Clal Electronics Industries Ltd. ("CEI") (1)	18,800,255	(2)	49.39	%(2)
Discount Investment Corporation Ltd. ("Discount")	18,800,255	(2)	49.39	%(2)
Suny Electronics Ltd. ("Suny") (3)	6,945,372		18.24%
Mivtach Shamir Holdings Ltd. ("Mivtach Shamir") (4)	2,090,200		5.49%
Clal Insurance Enterprise Holdings Company Ltd. (5)	63,415		**

*	The number of shares owned by a shareholder or a group includes shares, if any, that such shareholder or group has the right to receive upon the exercise of options which are exercisable within 60 days as of June 6, 2005.

**	Less than 1%.

(1)	CEI is a wholly owned subsidiary of Clal. Clal may be deemed to share with its wholly owned subsidiary, CEI, an Israeli company, the power to vote and dispose of our outstanding ordinary shares held by CEI.

(2)	Consists of 9,458,838 ordinary shares owned by CEI and 9,341,417 ordinary shares owned by Discount, representing approximately 24.85% and 24.54% of our outstanding shares, respectively. Each of Clal and Discount may be deemed to share the power to vote the shares held by the other by virtue of the Voting Agreement between them, as described below.

(3)	Based upon a Schedule 13D/A filed by Suny with the SEC on May 31, 2006. Consists of 4,725,935 shares held directly by Suny, 2,127,536 shares held directly by Tao Tsuot Ltd., or Tao, 32,218 shares held directly by Ben Dov Holdings Ltd, 42,910 shares held directly by Harmony (Ben Dov) Ltd, and 16,773 shares held directly by Mr. Ilan Ben Dov. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68% of the shares of Suny. Mr. Ben Dov holds 81.30% of the shares of Tao. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the Scailex shares held by himself, Tao, Suny and Ben Dov Holdings.

(4)	Based on Schedule 13G filed by Mivtach Shamir with the SEC on March 10, 2005. The 2,092,200 shares are held by a wholly owned subsidiary of Mivtach Shamir. Mr. Shamir, Chairman of Mivtach Shamir and owner of 40.02% of its shares, has entered into a shareholders agreement with Ashtrum Industries Ltd., which owns 16.97% of Mivtach Shamir’s shares, and may be deemed to beneficially own the 2,092,200 Scailex shares held by Mivtach Shamir.

(5)	Based on a report received by Scailex on June 26, 2006. Clal Insurance is a majority owned subsidiary of IDB Development.

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

        Each of IDB Development’s, IDB Holding’s, Discount’s and Clal’s respective shares are listed on the TASE.

        Based upon reports received by Scailex, as of June 18, 2006, IDB Holding is controlled by a group comprised of:

—	Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli company which in turn is controlled by Nochi Dankner (who is also the Chairman of IDB Holding, IDB Development, Clal and Discount and a director of Clal Insurance) and his sister Shelly Bergman, that holds 31.02% of the equity and approximately 31.03% of the voting power of IDB Holding. Avraham Fischer, a director of Scailex (and who also serves as executive vice president of IDB Holding, deputy chairman of IDB Development, a director of Discount and a director and co-chief executive officer of Clal), holds 9.67% of the shares of Ganden Holdings;

—	Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development, Clal and Discount, and Isaac Manor is also a director of Clal Insurance), that holds 10.34% of the equity and voting power of IDB Holding; and

—	Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDB Holding, deputy Chairman of IDB Development, co-chief executive officer of Clal and a director of Discount, and another son, Shay Livnat, is one of our directors and a director of IDB Development, Clal and Clal Insurance), that holds 10.34% of the equity and voting power of IDB Holding.

        Ganden, Manor and Livnat, in respect of the above aggregate 51.7% of the equity and voting power of IDB Holding owned by them, have entered into a shareholders agreement relating to, among other things, their joint control of IDB Holding, the term of which is until May 19, 2023. In addition, there are the following holdings, as of June 18, 2006, which are not included in the said shareholders agreement: (a) Ganden Holdings, the parent company of Ganden, holds 11.38% of the equity and approximately 11.39% of the voting power of IDB Holding; (b) Ganden holds a further approximately 6.71% of the equity and voting power of IDB Holding; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds approximately 0.03% of the equity and voting power of IDB Holding; (d) Avraham Livnat Ltd., the parent company of Livnat, holds approximately 0.04% of the equity and voting power of IDB Holding; and (e) Shelly Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDB Holding.

        Based on the foregoing, IDB Holding and IDB Development (by reason of their control of Clal and Discount), Ganden, Manor and Livnat (by reason of their control of IDB Holding) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with CEI and Discount the power to vote and dispose of Scailex’s shares beneficially owned by CEI and Discount (including Discount’s wholly owned subsidiary) amounting, in the aggregate, as of June 18, 2006, to 49.39% of such shares.

1980 Voting Agreement

On December 1, 1980, Clal (whose holdings of our shares are held by CEI), Discount and PEC Israel Economic Corporation, a company that is currently a wholly owned subsidiary of Discount but not currently holding any of our shares, entered into a Voting Agreement. Under this agreement, they agreed to vote our shares in concert with respect to the election of our directors and with respect to any ordinary resolution submitted to our shareholders. The agreement also grants rights of first refusal if one of the parties wishes to sell its shares of Scailex to a third party. The agreement was for an initial term of ten years, subject to renewal for additional periods of ten years each unless and until prior notice was given by one party of its intention not to renew. The agreement was automatically renewed and is currently in effect until November 30, 2010.

The foregoing description is qualified in its entirety by reference to the Voting Agreement, dated December 1, 1980, by and among Discount, PEC and Clal which is filed as Exhibit 10.h to our Registration Statement on Form F-1 (filed May 26, 1983) and which is hereby incorporated by reference.

Significant changes in percentage ownership by major shareholders during last three years

Based upon public filings by Suny with the SEC, in July 2004, Suny became the beneficial owner of 2,043,997 ordinary shares, representing 5.37% of our outstanding ordinary shares at the time. Since July 2004, Suny and/or its affiliates purchased, from time to time, additional ordinary shares in the open market, and, as of May 31, 2006, beneficially owns 18.24% of our outstanding ordinary shares.

In late May 2006, our principal shareholders, Clal and Discount, informed us that they entered into an agreement for the sale of their entire shareholdings in the Company to Israel Petrochemicals Enterprise Ltd., an Israeli holding company whose shares are traded on the TASE. Under the agreement, Clal and Discount agreed to sell to Israel Petrochemicals all of the 18,800,255 Scailex shares held by them, for an aggregate purchase price of $165 million, or $8.78 per share, subject to certain purchase price adjustments. The closing of the transaction, which is expected to occur by the end of August 2006, is subject to customary closing conditions, including the approval of the Israeli Restrictive Trade Commissioner.

Record Holders

Based on a review of the information provided to us primarily by our transfer agent, as of June 6, 2006, we had 314 shareholders of record, of whom 276 were registered with addresses in the United States, representing approximately 42.3% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 42.1% of our outstanding ordinary shares as of said date).

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

Clal Insurance

We purchase insurance policies in Israel from a number of insurance companies in respect of some of which Clal Insurance Company Ltd., an affiliate of CEI and Discount, acted as leader. In certain instances, we were a beneficiary of insurance policies purchased from Clal Insurance Company by a subsidiary of Creo Inc., in which we no longer hold an equity interest. During 2005, we paid premiums on such insurance in insignificant amounts. The extent to which Clal Insurance Company, or other insurance companies with whom it is affiliated, participated, varied from policy to policy. All insurance was effected at normal business rates.

Services Agreements

Clal Services Agreement. In November 2001, we entered into a Services Agreement with Clal in connection with the transfer of our corporate offices to facilities leased to Clal at the Azrieli Center, Tel Aviv and the seconding of personnel. Pursuant to the Clal Services Agreement, Clal provided us with office space for our personnel, together with other services, such as accounting, security, information management services (MIS) and cleaning. In addition, Clal seconded certain executives to serve in various management positions with us. In addition, with effect from January 1, 2003, two other Scailex employees became employees of Clal and were seconded back to us for 100% of their work hours. Pursuant to the Clal Services Agreement, other employees of Clal and Scailex may be seconded to each other (on a full time or part time basis) on an as-needed basis, as agreed from time to time between the parties.

The Clal Services Agreement provided that certain services may be provided by subsidiaries of Clal or directly from third party suppliers, and Clal may assign its rights and obligations under the Clal Services Agreement, in whole or in part, to its affiliates. Generally, the services rendered (other than the seconding of employees) were to be provided by Clal at the actual cost incurred by Clal for the services and do not include any overhead expense, or general and administrative cost. However, if the actual cost incurred by Clal may not be determined with respect to any service, the cost to us will generally be calculated either (i) on the basis of the proportion of office space occupied by us at Azrieli Center (including, proportionally, by employees seconded to us by Clal and excluding, proportionally, employees seconded to Clal by us), for rental of the facilities and common parts, cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance; or (ii) on the basis of the number of our employees located at Azrieli Center (including, proportionally, those seconded to us by Clal and excluding, proportionally, those seconded to Clal by us) for other, generally unspecified, services. Certain services, such as accounting and MIS services, are at a fixed rate. See Note 8b to our consolidated financial statements included in this Annual Report.

The audit committees of both Scailex and Clal agreed to periodically review and adjust the services rendered and amounts paid pursuant to the Clal Services Agreement. However, the aggregate changes in respect of (i) the amount payable for seconded employees may not exceed an additional $300,000 per annum and (ii) the amount payable for other services provided to us may not exceed an additional $20,000 per quarter, in each case, in excess of the amount envisaged at the commencement of the Clal Services Agreement.

In light of the Discount Services Agreement (described below), which became effective in January 2004, we and Clal have agreed to suspend substantially all the services provided by Clal to us pursuant to the Clal Services Agreement, including the termination of (1) the use by us of the office space provided by Clal, including related ancillary services (such as cleaning, security and MIS), and (2) the seconding of personnel by Clal to us, which is no longer required. The other provisions of the Clal Services Agreement continue in full force and effect, and Clal may continue to provide certain other services to us pursuant to the Clal Services Agreement.

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

Pursuant to the Discount Services Agreement, Discount provides us with office space at the Azrieli Center for our personnel, together with ancillary services, such as cleaning, security and MIS, similar to that previously provided by Clal pursuant to the Clal Services Agreement. In addition, with effect from January 5, 2004, Discount seconded Mr. Raanan Cohen, Vice President of Discount (or another senior officer of Discount if agreed upon by us and Discount) to serve as Interim President and Chief Executive Officer of Scailex, dedicating approximately 40% of his work hours to us. We are required to provide to such person an indemnity letter in connection with personal liabilities that may arise from serving in such capacity similar to the letter provided by us to our other executive officers. Mr. Raanan Cohen currently is also a director of Scailex.

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

Our audit committee will periodically review the services rendered and amounts paid under the Discount Services Agreement. The specific approval of our audit committees is required for any material increases in the amounts paid under the Discount Services Agreement. However, in no event shall the aggregate increase in the office space occupied by us at Azrieli Center exceed 175% of the office space occupied by us at the commencement of the agreement. Initially, the aggregate cost of the services (including the leased office space, but excluding the seconding of Mr. Cohen) was approximately $17,000 per fiscal quarter. However, since September 2004, we no longer lease the office space from Discount. As for the services of Mr. Cohen as our President and CEO, we are required to pay Discount the sum of NIS 500,000 (equivalent to approximately $112,000 based on the current exchange rate) per annum. This sum is based upon the actual cost incurred by Discount with respect to the services of Mr. Cohen. In the event of a change in the cost of such services to Discount or, having regard to our needs, if the parties agree upon a change in the percentage of the work hours to be dedicated to us by Mr. Cohen (or such other senior officer of Discount who may serve as President and/or Chief Executive Officer of Scailex), the consideration payable for these services shall be increased or decreased accordingly, subject to the approval of our Audit Committee, provided that in no event may the sum payable in respect of such services exceed NIS 750,000 (equivalent to approximately $170,000 based on the current exchange rate) per annum. Discount has waived its right to receive payments in respect of Mr. Cohen’s fees for the period commencing on January 1, 2006 and thereafter.

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

Combination of Scailex Vision and Scailex Vision International

In January 2003, we completed a transaction to combine the operations of Scailex Vision International (our then wholly owned subsidiary) and Scailex Vision (in which we held approximately 42.5% of the outstanding share capital) through a share exchange. Pursuant to the Share Exchange Agreement, (1) we sold all of our shares in Scailex Vision International to Scailex Vision (so that Scailex Vision International became a wholly owned subsidiary of Scailex Vision), and (2) Scailex Vision issued to us shares representing approximately 67% of Scailex Vision’s outstanding share capital, and agreed to reserve up to approximately 5.9% of its share capital, on a fully diluted and as converted basis, for the issuance of stock options to Scailex Vision International’s employees (collectively, the “Consideration”). The Consideration is subject to adjustments in our favor, if, at any time prior to the earlier to occur of (1) January 1, 2010 and (2) the closing of an initial public offering of Scailex Vision’s equity securities (with minimum requirements as to Scailex Vision’s valuation at, and the proceeds of, such offering), any of a number of specified adverse events occur in respect of Scailex Vision. As required by the Share Exchange Agreement, we transferred $15 million to Scailex Vision International as an investment therein. Immediately following this transaction, we held, in the aggregate, approximately 75.5% of Scailex Vision’s outstanding share capital.

Each of Scailex Vision International (for the benefit of Scailex Vision) and Scailex Vision (for our benefit) made customary representations and warranties in the Share Exchange Agreement with respect to each party’s respective business operations. We also made limited representations and warranties for the benefit of Scailex Vision. The representations and warranties made by the parties survived for a limited period of one year (until January 2004), except for certain representations that survive until the earlier of the (i) expiration date of the applicable statute of limitations and (ii) closing of an initial public offering of Scailex Vision’s equity securities. In the event of damages incurred as result of breach of the representations and warranties made by us or Scailex Vision International or failure to perform covenants or agreements, we are required to indemnify Scailex Vision. Similarly, in the event of damages incurred as result of breach of the representations and warranties made by Scailex Vision or failure to perform covenants or agreements, Scailex Vision is required to indemnify us. The indemnification will be paid out solely in shares of Scailex Vision and is capped, in the aggregate, at $7 million (if we are required to indemnify Scailex Vision) or $6 million (if Scailex Vision is required to indemnify us).

This transaction was a “related party transaction” because CEI and Discount, who are our principal shareholders, may have had a personal interest in the transaction by virtue of their shareholdings in Scailex Vision (prior to the transaction, each of CEI and Discount held approximately 14% of Scailex Vision’s share capital). Accordingly, as required by the Companies Law, the transaction was approved by our audit committee, board of directors and a special majority of our shareholders, in that order. In addition, the financial advisor in connection with the transaction delivered to our board of directors a written opinion as to the fairness, from a financial point of view, of the consideration to be paid by us in connection with the transaction.

The foregoing description of the Share Exchange Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(d)(2) to Item 19.

Rights Offerings by Scailex Vision

In July 2003 and May 2004, Scailex Vision concluded rights offerings to its shareholders in which we invested approximately $5.0 million and $4.2 million, respectively, in accordance with our pro rata share of such offering. Clal and Discount, our two principal shareholders who are also shareholders of Scailex Vision, invested their pro rata share of the rights offerings in an aggregate of approximately $0.9 million each.

The investments were made in the form of convertible loans, which have a five year maturity and bear interest at the annual rate of the greater of (i) LIBOR + 1% and (ii) the Israeli consumer price index. The principal amount of the loans, including interest accrued thereon, may be converted into shares of Scailex Vision at a specified conversion price (subject to adjustments for specified events). In addition, we and the other lenders received warrants to purchase additional shares of Scailex Vision with 25% coverage of the principal amount of the loans, exercisable for a period of five years at an exercise price equal to the conversion price of the loans, as applicable. Other key terms of the loans include the subordination of the loans to senior bank loans and the grant of registration rights with respect to the securities underlying the loans and warrants.

Prior to the July 2003 rights offering, Scailex Vision’s share capital was divided into ordinary shares and several series of preferred shares. In conjunction with the rights offering, Scailex Vision reclassified its share capital by way of converting all preferred shares into ordinary shares and currently has only one class of shares, the ordinary shares, outstanding.

In February 2006, prior to the distribution of $135 million to Scailex Vision’s shareholders and employees, we and the other lenders converted the loans and exercised all of the warrants. We now hold an approximate 78.6% interest in Scailex Vision whereas Clal and Discount each hold an approximate 7.3% interest.

Sale of Scailex Vision’s Business

In connection with the sale of Scailex Vision’s business to Hewlett-Packard, we entered into non-material agreements with Scailex Vision regarding the management thereof following the sale, as well as with Clal and Discount. See Item 10C. Material Contracts – Sale of Scailex Vision” below.

Other

During 2005, we maintained business relationships and entered into various other transactions in the ordinary course of business with a number of other companies affiliated with our major shareholders, all on terms which management believes were no less favorable to us than would be obtained in transactions with unaffiliated third parties.

C.	INTERESTS OF EXPERT AND COUNSEL.

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Our consolidated financial statements are set forth in Item 18.

LEGAL PROCEEDINGS

We are from time to time named as a defendant in certain routine litigation incidental to our business. Except as described above, we are currently not party to any legal proceedings which would reasonably be expected to have a material adverse effect on our financial position. For a description of other pending legal proceedings, see Note 8b to our consolidated financial statements included in this Annual Report.

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

On July 12, 2004, we distributed $2.36 per ordinary share, or approximately $90 million in the aggregate, to our shareholders of record as of June 30, 2004.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2005.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed and traded on the NASDAQ National Market, or NASDAQ, and the Tel Aviv Stock Exchange, or the TASE, both under the symbol “SCIX”. The shares commenced trading on the TASE on January 7, 2001 and on NASDAQ on May 20, 1980.

All share prices on NASDAQ are reported in U.S. dollars and all share prices on the TASE are reported in NIS. As of December 31, 2005, the exchange rate was equal to NIS 4.603 per $1.00 (NIS 4.308 on December 31, 2004).

The following table sets forth, for the periods indicated, the high and low closing sales prices per ordinary share on NASDAQ and on the TASE as reported in published financial sources:

Annual High and Low	NASDAQ National Market		The Tel Aviv Stock Exchange
	High	Low	High	Low

2001	$9.75	$2.75	NIS 41.40	NIS 12.06
2002	$5.50	$1.26	NIS 25.08	NIS 6.04
2003	$5.16	$1.22	NIS 24.15	NIS 6.10
2004*	$6.21	$3.87	NIS 28.00	NIS 17.32
2005	$7.06	$5.10	NIS 30.85	NIS 22.32
Quarterly High and Low
2004
First Quarter	$5.67	$5.08	NIS 26.38	NIS 23.05
Second Quarter	$6.21	$5.54	NIS 28.00	NIS 25.21
Third Quarter*	$4.22	$3.87	NIS 19.42	NIS 17.32
Fourth Quarter	$5.21	$3.91	NIS 22.32	NIS 17.55
2005
First Quarter	$7.06	$5.10	NIS 30.51	NIS 22.23
Second Quarter	$6.96	$5.77	NIS 29.97	NIS 26.33
Third Quarter	$6.95	$5.94	NIS 30.85	NIS 26.90
Fourth Quarter	$6.18	$5.66	NIS 28.66	NIS 26.60
Most Recent Six Months
December 2005	$6.02	$5.79	NIS 27.64	NIS 26.60
January 2006	$5.98	$5.73	NIS 28.32	NIS 26.41
February 2006	$5.84	$5.54	NIS 27.45	NIS 26.57
March 2006	$6.11	$5.71	NIS 28.77	NIS 27.32
April 2006	$6.20	$5.88	NIS 28.30	NIS 27.65
May 2006	$7.10	$6.12	NIS 31.94	NIS 28.12

* On June 22, 2004, we announced a distribution of $2.36 per ordinary shares and, effective July 1, 2004, the ordinary shares were traded “ex-dividend,” as a result of which NASDAQ and the TASE adjusted (downwards) the opening price of our shares in the respective markets.

On June 27, 2006, the last reported sale price of our ordinary shares on NASDAQ was $6.90 per share and on TASE was NIS 30.09 per share.

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

We were first registered under Israeli law on November 2, 1971 as a private company, succeeding a predecessor corporation, Scientific Technology Ltd., which was founded on September 5, 1968. In May 1980 we became a public company. In December 2005, we changed our name from “Scitex Corporation Ltd.” to “Scailex Corporation Ltd.” We are registered with the Registrar of Companies in Israel under number 52-003180-0.

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

Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Our ordinary shares do not have cumulative voting rights. As a result, the holders of our ordinary shares that represent a simple majority of the voting power represented at a shareholders meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of “Outside Directors”. (For further information as to these requirements, see “Item 6C. Board Practices – Outside Directors”.)

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

A company such as Scailex, incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Israeli Companies Ordinance [New Version], 5743 – 1983, to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until we amend our Articles in such manner to provide for a different majority.

Subject to the Companies Law, a resolution in writing signed by the holders of all of our ordinary shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting.

LIMITATION ON RIGHTS TO OWN SHARES

Our Memorandum of Association, our Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel. Fully paid ordinary shares may be freely transferred pursuant to our Articles unless the transfer is restricted or prohibited by another instrument.

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

CHANGE OF CONTROL

There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of Scailex or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, certain provisions of the Companies Law may have such effect.

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

SALE OF SCAILEX VISION’S BUSINESS

We currently own approximately 78.6% of Scailex Vision’s share capital, and each of our principal shareholders, Clal and Discount, holds approximately 7.3% of Scailex Vision’s share capital, each on an issued and outstanding basis (see Item 4C above).

On August 11, 2005, Scailex Vision entered into an Asset Purchase Agreement with Hewlett-Packard, whereby Hewlett-Packard agreed to acquire substantially all of the assets and business of Scailex Vision for $230 million (subject to net working capital adjustments) in cash and to assume substantially all of Scailex Vision’s liabilities related to the ongoing business. The sale was completed on November 1, 2005. At closing, $23 million of the proceeds was retained in escrow for 24 months to cover possible indemnification claims, $1 million was retained to cover tax liabilities of the year 2005, and an additional $27 million was utilized to repay Scailex Vision’s retained liabilities, mainly to Israeli banks. In April 2006, Hewlett-Packard paid Scailex Vision an additional approximately $6.6 million to account for the net working capital adjustment in the purchase price, i.e., in addition to the $230 million. Hewlett-Packard also transferred to Scailex Vision funds in an aggregate amount of $1.1 million that were retained by Scailex Vision’s subsidiaries following the closing.

Scailex Vision made representations and warranties in the purchase agreement for the benefit of Hewlett-Packard, which generally survive for a period of two years following the closing of the transaction or, for certain matters, the expiration of the applicable statute of limitations. Scailex Vision agreed to indemnify Hewlett-Packard against damages or losses arising from any breach of the representations and warranties, subject to certain limitations (including customary de minimis exceptions and caps) detailed in the purchase agreement. Scailex Vision also agreed to indemnify Hewlett-Packard against any damages or losses arising from any breach of a covenant or agreement made by it in the purchase agreement or from any liability of Scailex Vision that Scailex Vision retained under the terms of the purchase agreement. Scailex Vision is generally obligated to satisfy these indemnification obligations only out of amounts deposited in the escrow discussed above. Scailex Vision also agreed to certain ongoing covenants, including non-compete and non-solicitation restrictions on its operations.

In connection with the transaction, we entered into incidental agreements with Hewlett-Packard, as follows:

—	We, Discount and Clal entered into an agreement, whereby, among other things, each of us agreed not to solicit certain employees of Scailex Vision for a period of 18 months following the closing and not to compete with Hewlett-Packard in the business of Scailex Vision for a period of 24 months following the closing; and

—	We entered into a Trademark License and Domain Name Assignment Agreement, whereby, among other things, we granted to Hewlett-Packard a license to our rights to the “Scitex” tradename and agreed, subject to shareholder approval, to change our corporate name. Our shareholders approved the change in our name in December 2005 and, accordingly, we changed our name from Scitex Corporation Ltd. to our present name.

The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(5) in Item 19.

SALE OF SDP’S BUSINESS

On November 24, 2003, we entered into an Asset Purchase Agreement with Eastman Kodak Company (Kodak), whereby Kodak agreed to acquire substantially all of the assets and business of Scitex Digital Printing, Inc. (SDP), a wholly-owned US subsidiary of Scailex, for $250 million in cash and to assume substantially all of SDP’s liabilities related to the ongoing business. In addition, as part of the transaction, we retained $12 million of SDP’s cash balance at closing, producing total cash consideration for the transaction of $262 million.

We completed the sale on January 5, 2004. At closing, $15 million of the proceeds of the sale, which amount was released 20 business days after closing, was placed in a custody account to cover unknown federal tax liens. Furthermore, $10 million of the proceeds of the sale was placed in a custody account to cover possible indemnification claims, $5 million of which was released to Scailex’s account in January 2005 and the remaining $5 million of which was released in January 2006. We made representations and warranties in the purchase agreement for the benefit of Kodak, which generally survive for a period of two years following the closing of the transaction (i.e., until January 2006) or, for certain matters, the expiration of the applicable statute of limitations. We also agreed to a certain non-compete restriction on our operations. We agreed to indemnify Kodak against damages or losses arising from any breach of the representations and warranties, subject to certain limitations (including customary deductibles, de minimis exceptions and caps) detailed in the purchase agreement. We also agreed to indemnify Kodak against any damages or losses arising from any breach of a covenant or agreement made by us in the purchase agreement or from any liability of SDP that we retained under the terms of the purchase agreement. We are obligated to satisfy these indemnification obligations to the extent not satisfied out of amounts in the custody account discussed above.

The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement incorporated herein by reference as Exhibit 4(a)(2) in Item 19.

COMBINATION OF SCAILEX VISION AND SCAILEX VISION INTERNATIONAL

On December 22, 2002, we entered into a Share Exchange Agreement with Scailex Vision Ltd. and Aprion Digital Ltd. For a discussion of this agreement, see Item 7B – Related Party Transaction under the caption “Combination of Scailex Vision and Scailex Vision International.”

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

Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own our ordinary shares as capital assets. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect today and all of which are subject to change, possibly with a retroactive effect, which change could materially affect the U.S. federal income tax considerations described herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including, without limitation, U.S. holders who:

—	are broker-dealers or insurance companies;

—	are tax-exempt organizations or retirement plans;

—	are financial institutions or financial services entities;

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

—	have acquired their shares upon the exercise of employee stock options or otherwise as compensation;

—	hold their shares through partnerships or other pass-through entities;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the U.S. dollar.

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

U.S. HOLDERS OF ORDINARY SHARES

TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder generally will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including the amount of any Israeli taxes withheld in respect of such distribution, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will first be treated as a tax-free return of capital and will reduce the U.S. holder’s basis in our ordinary shares and, to the extent in excess of the basis, will be treated as gain from the sale or exchange of our ordinary shares. At this time, however, the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and therefore, U.S. holders will generally be required to treat all distributions as taxable dividends. Distributions of our current or accumulated earnings and profits will not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

Distributions of our current or accumulated earnings and profits paid in foreign currency to a U.S. holder, and the amount of any Israeli withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of such foreign currency calculated by reference to the exchange rate in effect on the day the distribution is received by the U.S. holder, regardless of whether such foreign currency is converted into U.S. dollars. If a U.S. holder converts dividends paid in foreign currency into U.S. dollars on the day such dividends are received, the U.S. holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Israeli currency equal to the U.S. dollar value on the date of receipt and any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of such foreign currency generally will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, any Israeli withholding tax imposed with respect to a distribution of our current or accumulated earnings and profits generally will be eligible for credit against the recipient U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, may be claimed as a deduction against income in determining such tax liability. Distributions of our current or accumulated earnings and profits to U.S. holders will be treated as foreign source income and generally will be categorized as “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the U.S. foreign tax credit allowable to U.S. holders. However, for taxable years beginning after December 31, 2006, dividends distributed by the Company to U.S. holders would generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income”. U.S. holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. The calculation of allowable foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Accordingly, U.S. holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

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

Tax Rates. The Jobs and Growth Tax Relief Reconciliation Act of 2003 (effective for tax years after December 31, 2002 through December 31, 2008 which has been extended to December 31, 2010 by the Tax Increase Prevention and Reconciliation Act of 2005), reduces the individual tax rates on both capital gains and certain dividend income (“qualified dividend income”). The top individual rate on adjusted capital gains is generally reduced from 20% to 15% (5% for taxpayers in the lower brackets) and on “qualified dividend income” from 38.6% to 15%. The reduced rates on long-term capital gains and “qualified dividend income” apply to (i) sales and exchanges (and payments received) on or after May 6, 2003 and (ii) “qualified dividend income” received after December 31, 2002, respectively.

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

Following the sale of Scailex Vision’s business in November 2005, it is likely that we will become a PFIC in 2006. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the rules described below, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a qualified electing fund (a “QEF”) election.

If we were a PFIC, and a U.S. holder did not make an election to treat us as a QEF as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

—	the three previous taxable years; or

—	the U.S. holder's holding period for ordinary shares before the present taxable year.

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

We intend to waive a certain benefit that we are entitled to under the U.S.-Israel income tax treaty that would otherwise exempt us from the application of the U.S. accumulated earnings tax (the “AET”). Under the AET, we will generally be subject to a 15% tax on certain accumulated earnings if we accumulate earnings and profits “beyond the reasonable needs of the business” (as defined in the Code). By electing to exercise this waiver, we should be subject to special look-through rules under the Code for determining our PFIC status. Although no assurance can be given after applying these special look-through rules, we do not believe that we were a PFIC in 2005, nor do we believe that we should have tax liability under the AET in 2005.

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

GENERAL CORPORATE TAX STRUCTURE

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities), derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

Based on our assessment and advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept this view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the amendment could materially adversely affect our results of operations. Under an order published in December 2005, the said requirement to pay stamp duty is cancelled with respect to documents signed on or after January 1, 2006.

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

Under the Investments Law, income arising from our Approved Enterprises facilities is tax-free under the alternative package of benefits described above for a period of two years beginning with the first year in which the company generated taxable income, and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods. Jemtex has received the approval of the Investment Center for its facility in Lod, Israel under the alternative package of benefits. These benefits generally provide Jemtex with an exemption from income taxes on income from such facility for a period of two years followed by reduced tax rates of 25% for an additional period of five years from the first year in which it generated taxable income, up to the earlier of 12 years from the time the facility was first made operational, or 14 years from the Investment Center’s approval.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. In the event that we do pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would normally be tax-exempt, we would be required to pay tax on the amount intended to be distributed as dividends at the rate which would have been applicable had we not elected the alternative package of benefits, which rate is ordinarily in the range of 10%-25%, and to withhold at source on behalf of the dividend recipient an additional 15% of the amount distributed as dividends.

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

Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory, as applicable to us, are determined according to one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

—	A special tax route enabling companies owning facilities in certain geographic locations in developing areas in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

As a result of the amendment, tax-exempt income that will be generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

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

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The features of the law that are material to us are summarized below:

—	A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of its fixed assets, as defined in the law, the company may take a deduction from taxable income that reflects the effect of multiplication of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward, linked to the increase in the consumer price index. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the annual rate of inflation is added to taxable income;

—	Subject to certain limitations set forth in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index; and

—	Capital gains on specific traded securities are normally subject to reduced tax rates for individuals and are taxable at corporate tax rates for companies. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains deriving from the sale of traded securities are included in the Tax Ordinance and the Adjustments Law no longer includes provisions in this regard.

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

Generally, up until the 2006 tax year, capital gains tax was imposed on individual Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, companies dually traded on both the TASE and NASDAQ, such as Scailex, or on a recognized stock exchange or a regulated market outside of Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses, and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock exchange or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “principal shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 25%.

Israeli companies are subject to a corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering of the company (that may be subject to a different tax arrangement).

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

TAXATION OF DIVIDENDS

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Investments Law, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident is 25%; provided, however, that dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are taxed at a rate of 12.5% in certain circumstances. However, since the maximum tax rate of 25% under the U.S.-Israel tax treaty is higher than the current maximum Israeli withholding tax rate on dividends effective as of January 1, 2006 (20%), the applicable rate of withholding is 20%.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax” above.

F.	DIVIDENDS AND PAYING AGENTS.

Not Applicable.

G.	STATEMENT BY EXPERTS.

Not Applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to “foreign private issuers” and, in accordance therewith, are obligated to file reports, including annual reports on Form 20-F, and other information with the SEC relating to our business, financial condition and other matters. You may examine such reports, exhibits and other information filed by us with the SEC, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 100 F Street, N.E., Room 1580, Washington, D.C., 20549, at prescribed rates. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. We began filing through the EDGAR system on November 6, 2002.

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

Notwithstanding the foregoing, we solicit proxies and furnish proxy statements for all meetings of shareholders pursuant to NASDAQ Marketplace Rule 4350(g), a copy of which proxy statement is filed promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. However, in accordance with NASDAQ Marketplace Rule 4350(a)(1) we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.scailex.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our functional currency and that of most of our consolidated subsidiaries is the U.S. dollar. Accordingly, we have balance sheet exposure deriving from the gap between assets and liabilities in each currency other than the dollar. This exposure is limited, mainly for balances in European currencies and New Israeli Shekels, or NIS. Until the sale of Scailex Vision’s business, we used to hedge certain assets or liabilities denominated in currencies other than the dollar by balancing debt with receivables in the same currency.

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

Balance sheet exposure by currency (from continuing operations)
	European Currencies	NIS	Other Currencies
as of December 31, 2005	$0.1	$(11.4)	--
as of December 31, 2004	--	$(11.6)	--

—	The amounts shown in the table represent monetary assets less liabilities.

—	The table does not include data with respect to balance sheet exposure for certain equity investments in which the functional currency was the local currency, since those balances do not create any such exposure.

—	“European Currencies”include all European currency exposure.

(See “Item 5. Operating And Financial Review And Prospects – Impact of Inflation and Exchange Rates” and Note 11 to our consolidated financial statements included in this Annual Report.)

For information about forward-exchange contracts please see Note 11a to our Consolidated Financial Statement included in this Annual Report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS IN THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures: Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

Management’s annual report on internal control over financial reporting: Not applicable.

Attestation report of the registered public accounting firm: Not applicable.

Changes in internal control over financial reporting: There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that two of the four members of the audit committee are “audit committee financial experts” as defined in Item 16A of Form 20-F. Our “audit committee financial experts” are Mr. Asheri and Mr. Dogon, both of whom are “independent” as this term is defined in the NASDAQ rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which applies to all of our directors, executive officers and employees. A copy of our Code of Ethics and Business Conduct has been posted on our Internet website, http://www.scailex.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEESAND SERVICES

In the annual general meeting held in December 2005, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (PwC), to serve as our independent auditors until the next annual meeting.

PwC, including Kesselman & Kesselman, billed the following fees to us for professional services in each of the last two fiscal years:

	Year ended December 31,
	(approximate $ in millions)
	2005*	2004*

Audit Fees (1)	$0.40	$0.25
Audit-Related Fees (2)	0.16	0.14
Tax Fees (3)	0.24	0.18
All Other Fees (4)	0.04	--
Total Fees	$0.84	$0.57

*	Includes fees related to services rendered in respect of discontinued operations.

(1)	“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

(3)	“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning. Kesselman & Kesselman provided us with tax services such as PFIC evaluation and tax planning.

(4)	“All Other Fees” are the aggregate fees billed for professional services that are not reported under the captions “Audit Fees,” “Audit-Related Fees” or “Tax Fees.”

        Our Audit Committee oversees our independent auditors. See also the description under the heading “Board Practices” in “Item 6. Directors, Senior Management and Employees.”

        Our Audit Committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FORAUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER ANDAFFILIATED PURCHASERS.

        On March 29, 2006, Clal and Discount purchased on the open market 42,765 shares and 42,235 shares, respectively, at an average price per share of NIS 27.75 ($5.90 based on an exchange rate of NIS 4.703 per dollar as of March 29, 2006). On March 30, 2006, Clal and Discount purchased on the open market 6,541 shares and 6,451 shares, respectively, at an average price per share of NIS 27.70 ($5.93 based on an exchange rate of NIS 4.673 per dollar as of March 30, 2006). These purchases were made in open market transactions on the TASE.

        Nothing herein shall be deemed as an admission by Discount or Clal that they are “affiliated purchasers” within the meaning of Rule 10b-18 promulgated under the Exchange Act.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Scailex is filing as part of this Annual Report:

—	consolidated audited financial statements of Scailex for the year ended December 31, 2005; and

—	consolidated audited financial statements of Objet for the year ended December 31, 2004 (includes audited financial statements for the year ended December 31, 2003).

Index to the Financial Statements of the Registrant:	Page

Report of Independent Registered Public Accounting Firm relating to Scailex	F2
Consolidated Balance Sheets at December 31, 2005 and 2004	F3-F4
Consolidated Statements of Operations
for the Three Years ended December 31, 2005	F5
Consolidated Statements of Changes in Shareholders' Equity
for the Three Years ended December 31, 2005	F6
Consolidated Statements of Cash Flows
for the Three Years ended December 31, 2005	F7-F8
Notes to Consolidated Financial Statements	F9-F35

Associated Companies

Report of Independent Registered Public Accounting Firm relating to Jemtex for the year ended
December 31, 2005	J1
Report of Independent Registered Public Accounting Firm relating to and consolidated financial statements of Objet for the year ended December 31, 2004
(including with respect to the year ended December 31, 2003)	O1-O20
Report of Independent Registered Public Accounting Firm relating to Scitex Vision America, Inc. for
the year ended December 31, 2004	S-1

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant.

1.2	Amended and Restated Articles of Association of the Registrant.

3	Voting Agreement, dated December 1, 1980, by and among Discount Investment Corporation Ltd., PEC Israel Economic Corporation and Clal Electronics Industries Ltd. (1)

4(a)(2)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (2)

4(a)(5)	Asset Purchase Agreement, dated August 11, 2005, between Hewlett-Packard Company and Scitex Vision Ltd. and the First Amendment thereto, dated November 1, 2005.

4(c)(1)	The Israel Key Employee Share Incentive Plan 1991. (3)

4(c)(2)	The International Key Employee Stock Option Plan 1991 (as amended, 1995). (3)

4(c)(3)	Form of the Letter of Indemnification provided to office holders. (4)

4(c)(4)	The 2001 Stock Option Plan (as amended, 2003). (5)

4(c)(5)	The 2003 Share Option Plan. (6)

4(d)(1)	Services Agreement dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (7)

4(d)(2)	Share Exchange Agreement, dated December 22, 2002, by and among the Registrant, Scitex Vision Ltd. and Aprion Digital Ltd. (8)

4(d)(3)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (9)

8	List of Subsidiaries of the Registrant.

12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Independent Registered Public Accounting Firm relating to Registrant.

14(a)(2)	Consent of Independent Registered Public Accounting Firm relating to Jemtex.

14(a)(3)	Consent of Independent Registered Public Accounting Firm relating to Objet.

14(a)(4)	Consent of Independent Registered Public Accounting Firm relating to Scitex Vision America, Inc.

(1)	Incorporated by reference to Exhibit 10.h to our Registration Statement on Form F-1 filed May 26, 1983 (File No. 2-82743).
(2)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(3)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 29, 2001.
(4)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 1, 2005.
(5)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.

(6)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.
(7)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.
(8)	Incorporated by reference to Exhibit 4(d)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed June 19, 2003.
(9)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

SCAILEX CORPORATION LTD.
(Formerly SCITEX CORPORATION LTD.)

2005 CONSOLIDATED FINANCIAL STATEMENTS

SCAILEX CORPORATION LTD.
2005 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

SCAILEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scailex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of $954,132 and $18,550,000 at December 31, 2005 and 2004, respectively, and net income (losses) of ($3,497,222) and $1,739,810 for the years then ended, respectively. We did not audit the financial statements of certain associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2004 is $124,000, and the Company’s share in losses of which is $1,418,000 and $5,637,000 in 2004 and 2003, respectively. Those financial statements were audited by other independent registered public accounting firms whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other independent registered public accounting firms.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent registered public accounting firms provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent registered public accounting firms, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel March 19, 2006	BY: /S/ Kesselman & Kesselman —————————————— Certified Public Accountants (Isr.)

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	December 31

	2005	2004

	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	200,350	85,892
Short-term investments	30,405	56,693
Restricted deposit	5,165	5,000
Other receivables	583	962
Deferred income taxes	1,260	709
Current assets of discontinued operations	80,754	89,767

T o t a l current assets	318,517	239,023

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Restricted deposit		5,000
Securities held-to-maturity	29,707
Other investments and prepaid expenses	1,540	1,574
Funds in respect of employee rights upon retirement	613	596

	31,860	7,170

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 5)	82	101

INTANGIBLE ASSETS, net of accumulated amortization (note 6)	559	1,774

NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS		26,085

	351,018	274,153

BY: /S/ Ami Erel —————————————— Ami Erel Chairman of the Board of Directors

BY: /S/ Raanan Cohen —————————————— Raanan Cohen Interim President & Chief Executive Officer

	December 31

	2005	2004

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Trade payables	329	312
Income taxes payable	13,660	13,872
Accrued and other liabilities	1,507	1,046
Current liabilities related to discontinued operations	30,822	83,352

T o t a l current liabilities	46,318	98,582

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement (note 7)	715	648
Long-term liabilities related to discontinued operations	1,192	16,423

T o t a l long-term liabilities	1,907	17,071

COMMITMENTS AND CONTINGENT LIABILITIES (note 8)

T o t a l liabilities	48,225	115,653

MINORITY INTEREST OF DISCONTINUED OPERATION	41,190	4,226

SHAREHOLDERS’ EQUITY (note 9):

Share capital - ordinary shares of NIS 0.12 par value (authorized: December 31, 2005 and 2004 - 48,000,000 shares; issued and outstanding: December 31, 2005 and 2004 - 43,467,388 shares)	6,205	6,205
Capital surplus	280,314	278,812
Accumulated other comprehensive loss	(1,110)	(327)
Deferred stock compensation	(45)	(517)
Retained earnings (accumulated deficit)	8,539	(97,599)
Treasury shares, at cost (December 31, 2005 and 2004 - 5,401,025 shares)	(32,300)	(32,300)

T o t a l shareholders’ equity	261,603	154,274

	351,018	274,153

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands (except per share data)

RESEARCH AND DEVELOPMENT COSTS, net	2,549	2,168
MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES	3,679	4,859	2,890
AMORTIZATION OF INTANGIBLE ASSETS	1,215	1,215

OPERATING LOSS	(7,443)	(8,242)	(2,890)
FINANCIAL INCOME, net	4,293	2,723	48
OTHER INCOME, net	917	648	498

LOSS BEFORE TAXES ON INCOME	(2,233)	(4,871)	(2,344)
INCOME TAX BENEFITS (note 12)	94	1,121
SHARE IN RESULTS OF ASSOCIATED COMPANY (including gain gain from sale of the associated company in 2005 of $2,981)	2,876	(1,418)	(5,637)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	737	(5,168)	(7,981)
NET INCOME FROM DISCONTINUED OPERATIONS, net of taxes and minority interests	105,401	52,421	9,368

NET INCOME	106,138	47,253	1,387

EARNING (LOSS) PER SHARE (“EPS”) - BASIC:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.77	1.30	0.22

	2.79	1.17	0.03

EARNING (LOSS) PER SHARE (“EPS”) - DILUTED:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.67	1.30	0.22

	2.69	1.17	0.03

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EPS (in thousands):
Basic	38,066	40,336	43,018

Diluted	38,134	40,336	43,018

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive Income (loss)	Accumulated deficit	Deferred Stock Compensation	Treasury shares	Total shareholders’ equity

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2003	6,205	364,619	801	(146,239)	–,–	(4,207)	221,179
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Net Income				1,387			1,387
Other comprehensive loss, in respect of currency translation adjustments			(1,353)				(1,353)

T o t a l comprehensive income							34

Share in beneficial conversion feature relating to convertible preferred shares issued by Scailex Vision (see note 14b)		3,485					3,485

BALANCE AT DECEMBER 31, 2003	6,205	368,104	(552)	(144,852)	–,–	(4,207)	224,698
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Net income				47,253			47,253
Other comprehensive income (loss), in respect of:
Available-for-sale securities, net			(327)				(327)
Realization of currency translation adjustments			552				552

T o t a l comprehensive income							47,478

Cash distribution		(89,837)					(89,837)
Deferred stock compensation related to options granted to employees		545			(545)
Amortization of deferred stock compensation from options granted to employees					28		28
Treasury shares						(28,093)	(28,093)

BALANCE AT DECEMBER 31, 2004	6,205	278,812	(327)	(97,599)	(517)	(32,300)	154,274

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Net income				106,138			106,138
Other comprehensive loss, in respect of:
Available-for-sale securities			(865)				(865)
Realized losses included in net income			82				82

T o t a l comprehensive income							105,355

Deferred stock compensation related to options granted to employees		1,502			(1,502)
Amortization of deferred stock compensation from options granted to employees					1,974		1,974

BALANCE AT DECEMBER 31, 2005	6,205	280,314	(1,110)	8,539	(45)	(32,300)	261,603

The accompanying notes are an integral part of the financial statements.

(Continued - 1)

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	106,138	47,253	1,387
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Gain from sale/Share in results of associated companies (including funds received from cost method investee), net	(3,668)	1,418	5,637
Depreciation and amortization	1,252	1,273	23
Amortization of deferred stock compensation	20	20
Gain from issuance of shares by an associated company		(137)
Long-term prepaid expenses	21	(16)
Write-down of investment in investee companies		137	2,493
Gain from waiver of loan		(581)
Accrued severance pay, net	50	42
Deferred income taxes, net	(551)	(709)
Loss (gain) from sale of available-for-sale and bonds interests Income	59	70	(11,058)
Changes in operating asset and liability items:
Decrease (Increase) in other receivables	359	257	(3)
Increase (decrease) in accounts payable and accruals	542	(275)	142
Other items, net		(339)	(8)
Net cash used in discontinued operation, net	(131,209)	(58,717)	(4,777)

Net cash used in operating activities	(26,987)	(10,304)	(6,164)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of assets and operations consolidated for the first time*		294
Acquisition of available for sale marketable securities	(13,233)	(98,198)
Proceeds from sale of marketable securities	8,972	49,034
Purchase of fixed assets	(18)	(10)
Proceeds from sale of investment in discontinued operations	199,164	230,418
Proceeds from sale of other investment			53,886
Proceeds from disposal of associated company	3,000
Distribution of funds from cost method investment	1,006
Restricted deposits	4,835	(10,000)
Investment in associated companies and other investments	(325)	(594)	(3,061)
Net cash provided by (used in) discontinued operations, net	(18,802)	2,219	72

Net cash provided by investing activities	184,599	173,163	50,897

(Concluded - 2)

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Subtotal - brought forward	157,612	162,859	44,733

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares		(28,093)
Cash distribution		(89,837)
Repayment of long-term loans and other liabilities			(18,759)
Net cash provided by (used in) discontinued operations, net	(43,154)	(15,798)	9,073

Net cash used in financing activities	(43,154)	(133,728)	(9,686)

NET INCREASE IN CASH AND CASH EQUIVALENTS	114,458	29,131	35,047

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	85,892	56,761	21,714

CASH AND CASH EQUIVALENTS AT END OF YEAR	200,350	85,892	56,761

* Acquisition of assets and operations consolidated for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash and cash equivalents)		574
Property and equipment, net		(140)
Investment in associated company		2,266
Intangible assets arising from acquisition		(2,987)
Long-term loans and other liabilities		581

Cash received		294

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	123	6,137	1,225

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL:

a.	Nature of operations

Continuing operation:

Scailex Corporation Ltd. (formerly Scitex Corporation Ltd., hereafter the “Company”) is an Israeli company. As of December 31, 2005 the Company operates through two segments:

	a)	Corporate - management of assets and pursuing investments and opportunities.

b)

Continuous inkjet industrial digital printing - develop, manufacture and market of continuous inkjet based digital printers, through the Company’s subsidiary Jemtex Ink Jet Printing Ltd. (hereafter - “Jemtex”).

On December 2005, the shareholders of the Company agreed to change the name of the Company from Scitex Corporation Ltd. to Scailex Corporation Ltd. Amounts provided in these notes to the consolidated financial statements pertain to continuing operations - unless otherwise indicated.

b.	Discontinued operations:

The Company used to operate in two other segments through its subsidiaries. Both segments were disposed over the last two years: Consequently operating results of both segments have been reported in these financial statements as discontinued operations in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144) and the Company has reclassified its results of operations, and the related assets and liabilities for the prior periods in accordance with provisions of FAS 144 as follows:

1) Sale of the High-Speed Digital Printing segment

On January 5, 2004, the Company completed the sell of substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scailex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $ 250 million in cash (in addition $12 million were retained at SDP following the transaction). Pursuant to the agreement, a $25 million was held in escrow, of which (1) $15 million were released in February 2004 to SDP’s parent company (“SDC”, a wholly owned subsidiary of the Company) account, (2) $5 million were released in January 2005 to SDP’s account and (3) the remaining $5 million were released in January 2006, in accordance with the applicable terms of the agreement. The last $5 million are presented as restricted deposit (short-term, in equal shares) in the Company’s balance sheet as of December 31, 2005. The closing of the transaction took place on January 5, 2004. As a result of the transaction, the Company recorded a net gain of approximately $60 million, of which approximately $52 million were included in the statement of operations in 2004, and approximately $8 million of which was recognized in the fourth quarter of 2003 as a tax benefit related to expected utilization of carryforward tax losses including capital losses and is recorded under “income from discontinued operation”.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (continued):

The current liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	Year ended December 31

	2005	2004

	U.S. dollars in thousands

Assets
Federal Income tax receivable (see not 10g(2))	7,800

T o t a l assets	7,800	-,-

Liabilities
Current liabilities	250	2,193

T o t a l liabilities	250	2,193

Revenues and net income from the discontinued operations of SDP are as follow:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Revenues			170,113

Cost of revenues			101,721

Gross profit			68,392

Other operation expenses			56,300

Operating income			12,092

Financial income, net			3,970

Other (income) expenses, net	966	51,646	(390)

Income before taxes on income	966	51,646	15,672

Income tax benefit (note 10g(2))	7,800		4,371

Net income for the year	8,766	51,646	20,043

* In 2004 the Company recognized a gain of $51.6 million on the said sale of SDP presented as part of other income above.

2) Sale of the Wide Format Digital Printing Segment

On November 1, 2005, the Company completed the sale of the substantially all of the assets and the liabilities of the business of Scailex Vision (Tel-Aviv) Ltd. (Formerly Scitex Vision Ltd.), a majority-owned subsidiary of the Company, to Hewlett-Packard Company (“HP”). Under the terms of the agreement, HP paid approximately $230 million in cash to Scailex Vision (subject to certain adjustments under the agreement), of which $23 million are retained in escrow for 24 months to cover possible indemnification claims and $1 million will be retained for 12 months to cover possible tax payments related to 2005. In addition, the Company has agreed to license its rights to the “Scitex” trade name to HP, and has agreed to change its corporate name (accordingly the Company changes its name to Scailex Corporation Ltd. At December 31, 2005, the remaining cash and assets classified as discontinued operations are estimated to be used for future payment of the related liabilities of the discontinued operations. At December 31, 2005, the remaining liabilities classified as discontinued operation represent liabilities for payments of deal expenses and related taxes.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (continued):

The assets and liabilities of Scailex Vision (Tel-Aviv) Ltd. (hereafter - Scailex Vision) classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31

	2005	2004

	U.S. dollars in thousands

A s s e t s
Current assets:
Cash	53,905
Restricted Deposits		13,000
Trade and other receivables	19,049	40,226
Inventories		36,541

T o t a l current assets	72,954	89,767

Funds in respect of employee rights Upon retirement		2,815
Property, plant and equipment, net of depreciation and amortization		9,046
Goodwill		6,717
Other intangible assets, net of accumulated amortization		7,507

T o t a l non-current assets		26,085

T o t a l assets	72,954	115,852

Liabilities
Current liabilities	30,572	81,159
Long-term liabilities:
Liability for employee rights upon retirement		3,530
Loans, net of current maturities	1,192	12,893

T o t a l long-term liabilities	1,192	16,423
Minority interest in discontinued operation	41,190	4,226

T o t a l liabilities	72,954	101,808

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (continued):

Revenues and net income (loss) from the discontinued operations of Scailex Vision are as follow:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Revenues	126,964	128,186	102,880

Cost of revenues	73,778	69,165	63,212

Gross profit	53,186	59,021	39,668

Other operation expenses	40,797	50,037	47,943

Operating income (loss)	12,389	8,984	(8,275)

Financial expense, net	(506)	(3,449)	(2,907)

Other income, net	123,049	212	12

Income (loss) before taxes on income	134,932	5,747	(11,170)

Taxes on income	963	1,054	2,402

Net income (loss)	133,969	4,693	(13,572)

Minority interests in income (loss) of discontinued operation	(37,334)	(3,918)	2,897

Net income (loss)	96,635	775	(10,675)

In 2005 the Company recognized a gain of $92.3 million on the said sale (net of minority interest and related taxes), presented as part of other income above.

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES:

	a.	General:

		1)	Risk factors and concentration

As of December 31, 2005, the Company and its subsidiaries are subject to various risks, including but not limited to: (i) business and industry risks like diversification of the business and uncertainty as to a prospective business model of the Company; changes in domestic and foreign economic and market conditions and classification as investment company under US securities laws; (ii) financial risks such as currency fluctuations, credit risks, obtaining future financing for affiliated companies, decreases in the value of its financial investments and classification as a passive foreign investment company for US tax law purpose; and (iii) risks related to operations in Israel like political, economic and military instability in Israel or the Middle East; and terms and conditions of tax benefits and governmental grants.
See also note 11 for financial instruments and other risks.

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

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, part of the Company’s investments in marketable securities has been designated as held to maturity and part of it has been classified as available-for-sale.

Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders’ equity until realized. Interest and amortization of premiums and discounts for debt securities and gains and losses on securities sold are included in financial income. For all investment securities, unrealized losses that are other than temporary are recognized in net income.

For debt securities are held-to-maturity - in the fourth quarter of 2005, the Company decided to hold some securities to maturity and changed some of the classifications to held-to-maturity in accordance with the policy of the Company, the unrealized holding gain or loss at the date of the change in classification continues to be reported as a separate component of comprehensive income in shareholders’ equity, but is being amortized over the remaining life of the security as an adjustment of yield.

Investment in marketable securities - which are to be held to maturity - are stated at amortized cost with the addition of computed interest accrued as of the balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium or discount for those debt securities are carried to financial income or expenses.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	e.	Other non-current investments

These investments are carried at cost, net of write-down for decrease in value, which is not of a temporary nature.

	f.	Investments in associated companies

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

	g.	Property and equipment

Property and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life. Annual rates of depreciation are as follows:

%

Equipment	7-20
Computers	20-33

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset using the straight-line method.

h.	Intangible assets

Intangible assets which consist of technology are presented at cost and are amortized by the straight-line method over the estimated useful life of 5 years.

i.	Impairment of long-lived assets

FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS “144”), requires that long-lived assets including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

j.	Deferred income taxes

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

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	k.	Comprehensive income (loss)

In addition to net income (loss), comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities and currency translation adjustments of non-dollar currency financial statements of a subsidiary.

	l.	Treasury shares

Company’s shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company.

	m.	Research and development costs, net

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

	n.	Stock based compensation

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

Proforma information regarding net income (loss), required under FAS 123, has been determined as if the Company and its subsidiaries had accounted for its stock options under the fair value method of FAS 123. The fair value for their stock options was estimated at the date of each option grant using the Black-Scholes option pricing model with the following assumptions: in 2004 risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately 3 years; and expected volatility of and 52% respectively.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands (except for per share data)

Net income (loss) from continuing operations - as reported	737	(5,168)	(7,981)
Add: stock based employee compensation expenses, included in reported net loss from continuing operations	20	20	-,-
Deduct: stock based employee compensation expenses determined under fair value method	(95)	(156)	(371)

Pro-forma net income (loss) from continuing operations	662	(5,304)	(8,352)

Net income from discontinued operations - as reported	105,401	52,421	9,368
Add: stock based employee compensation expenses, included in reported net income from discontinued operations (net of minority interest and related taxes)	1,954	8	-,-
Deduct: stock based employee compensation expenses determined under fair value method (net of minority interest and related taxes)	(3,434)	(437)	(1,952)

Pro-forma net income from discontinued operations	103,921	51,992	7,416

Pro-forma net income (loss)	104,583	46,688	(936)

Basic earning (loss) per share - as reported:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.77	1.30	0.22

Net income	2.79	1.17	0.03

Basic Pro-forma earning (loss) per share:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.70	1.29	0.17

Net income (loss)	2.72	1.16	(0.02)

Diluted earning (loss) per share - as reported:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.67	1.30	0.22

Net income	2.69	1.17	0.03

Diluted Pro-forma earning (loss) per share:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.60	1.29	0.17

Net income (loss)	2.62	1.16	(0.02)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	o.	Earning (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury shares held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2004, 2003 such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options exercisable to the Company’s ordinary shares not included in the EPS calculation since their effect is anti-dilutive include options granted to employees only.

	p.	Revision of prior years statements of cash flows

We have revised our 2004 and 2003 statements of cash flows to separately disclose the operating, investing, and financing portions of the cash flows attributable to our discontinued operations. We had previously reported these amounts on a combined basis.

	q.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

	r.	Recently issued accounting pronouncements:

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) addresses all forms of share-based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) supersedes our current accounting for SBP awards under APB No. 25 and requires us to recognize compensation expense for all SBP awards based on fair value. In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”) relating to the adoption of SFAS No. 123(R). Beginning in the first quarter of 2006, the Company will adopt the provisions of SFAS No. 123(R) under the modified prospective transition method. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. The Company recognize SBP compensation expense based on FASB Interpretation 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25”, which provides for accelerated expensing and will continue to do so after the adoption of SFAS No. 123(R). SFAS 123R requires the Company to estimate the number of forfeitures expected to occur and record expense based upon the number of awards expected to vest. Currently, the Company accounts for forfeitures as they accrue as permitted under previous accounting standard. The Company does not expect the statement to have a material effect on its consolidated financial position, results of operations or cash flows. In addition, the Company estimates that the cumulative effect of adopting SFAS No. 123R as of its adoption date (January 1, 2006), based on the awards outstanding as of December 31, 2005, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur after December 31, 2005 and prior to the Company’s adoption of SFAS No. 123R.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 supercedes of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company will be adopting this pronouncement beginning in the fiscal year 2006 and does not currently believe that it will have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have bee issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. The Company does not believe adoption of FSP FAS 115-1 and FAS 124-1 will have a material effect on its consolidated financial position, results of operations or cash flows.

NOTE 3 –	INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for first time in 2004):

	a.	Jemtex Ink Jet Printing Ltd.

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

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for first time in 2004) (continued):

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share exercisable until March 31, 2005. An amount of $51,000 was allocated to the said warrants out of the total above-mentioned investment of $2,400,000. In August 2003, the Company invested in Jemtex an amount of $799,917 by way of convertible loan, bearing interest at the rate of LIBOR+0.75%. The loan is due on August 31, 2007, and is convertible at the option of the holder, at any time during the term of the note and the accrued interest, into preferred shares. According to the investment agreement and upon its execution, the second warrant to purchase 3,181 preferred shares of Jemtex was cancelled.

In the beginning of 2004, the Company concluded a $1.5 million investment in Jemtex in consideration for convertible loans, out of which $0.45 million were provided to Jemtex in late 2003 and $1.05 million were provided to Jemtex in early 2004.

In addition, during September 2004, the Company signed an investment agreement and invested an additional amount of $1 million by way of convertible loans and in November 2004 signed a further investment agreement under which it invested between the date of such agreement and January 2005 an additional amount of $1 million by way of convertible loans. The convertible loans and accrued interest thereon may be converted by the Company into preferred shares of Jemtex at any time during a 5-year period at an exercise price of approximately $0.68 subject to adjustment as set forth in the notes. The loans bear interest of between LIBOR plus 0.75%-1%.

During February 2005, the Company signed on an investment agreement (that was subsequently amended to increase the invested amount), under which the Company invested a total of $2,825,000 by way of convertible loans in 2005. The convertible loans bear interest at LIBOR plus 1% and mature 5 years from the date of issuance. The convertible loans are convertible at the option of the Company to preferred shares, nominal value CityplaceNIS 0.01 per share at any time after the issue date of the particular note and ending at the maturity date at a PersonNameProductIDprice perprice per share of approximately $0.68, subject to adjustment as set forth in the notes.

As of December 31, 2005, the Company effectively holds approximately 85% of Jemtex’s issued share capital on an “as-converted” basis. Jemtex has a capital deficit and as the Company is currently the sole financier of Jemtex, it has taken full share (100%) in Jemtex’ losses, commencing on the third quarter of 2003.

Since January 2004, Jemtex financial statements are consolidated with those of the Company, since the Company effectively has the right to appoint 4 out of 6 directors and holds majority of the shareholders voting rights.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN ASSOCIATED COMPANIES (continued):

	b.	Objet Geometries Ltd.

On June 28, 2005, the Company sold all of its holdings in Objet Geometries Ltd. (hereafter – “Objet”) to several shareholders of Objet for $3 million in cash. Additional contingent consideration will be paid to the Company if Objet undergoes specified “exit events” prior to the end of 2007. The Company recognized a gain on sale of approximately $3 million from this sale, presented under “Share in results of associated company” in the Company’s 2005 Statements of operations.

Summarized data from Objet’s financial statements for the periods ended December 31, 2004:

December 31,
2004

U.S. dollars in
thousands

Current assets	8,515

Non-current assets	1,415

Current liabilities	11,938

Non-current liabilities	732

Year ended
December 31,
2004

U.S. dollars in
thousands

Revenues	16,951

Gross profit	6,520

Operating loss	(678)

Net loss	(845)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	OTHER INVESTMENTS:

a.

During 2005, the Company invested an amount of $0.3 million in Dor Venture Capital (hereafter - “Dor”), following a capital call made by Dor. In May 2005, the Company received $1 million as a return on investment. As a result, the Company recognized a gain of $0.8 million presented in other income. As of December 31, 2005, the Company is committed to invest an additional $1.8 million in Dor.

	b.	See also note 14c.

NOTE 5 –	PROPERTY AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31

	2005	2004

	U.S. dollars in thousands

Equipment	133	132
Leasehold improvements	64	64
Computers	302	285

	499	481
Less - accumulated depreciation and amortization	(417)	(380)

	82	101

Depreciation of property and equipment from continuing operations totaled $37,000, $58,000 and $23,000 in 2005, 2004 and 2003, respectively.

NOTE 6 –	INTANGIBLE ASSETS:

Intangible assets are comprised of acquired technology, as follows:

	December 31

	2005	2004

	U.S. dollars in thousands

Gross carrying amount	6,072	6,072
L e s s - accumulated amortization and impairment charges	(5,513)	(4,298)

	559	1,774

Amortization expenses totaled $1,215,000 and $1,215,000 in 2005 and 2004 respectively. Estimated amortization expense for the following years, subsequent to December 31, 2005:

U.S. dollars in thousands

Year ending December 31:
2006	284
2007	275

559

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded through monthly payments by the Company and its Israeli subsidiaries to severance pay and pension funds as well as insurance companies (principally, an insurer which is an affiliate of the two major shareholders of the Company).

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

	b.	Severance pay and defined contribution plan expenses totaled $145,000, $191,000 and $9,000, in 2005, 2004 and 2003, respectively.

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES:

	a.	Commitments:

		1)	Operating leases

The Company leases its facilities and automobiles under cancelable and non-cancelable operating lease agreements. The commitment of the Company and its subsidiary since the end of year 2005 is for additional six months.

2)

Commencing November 1, 2001 and until January 2004, the Company’s headquarters were located on the premises of one of its major shareholders. The Company obtained the services of certain executives and other staff as well as certain services from the major shareholder, for which the Company paid amounts based on formulas determined in the agreement between the Company and the shareholder. During the first two quarters of 2004, the Company’s headquarters were relocated to the premises of another major shareholder. The Company obtains the services of an executive as well as certain ancillary services from the shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder. Expenses due to the said agreements totaled $302,000, $227,000 and $518,000 in 2005, 2004 and 2003, respectively. Beginning with the third quarter of 2004 the Company has a lease agreement with an unrelated third party.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

3)

In connection with its research and development, a subsidiary of the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $3,249,000. In return for the Government of Israel’s participation, the subsidiary is committed to pay royalties at a rate of 3% - 5% of sales of the developed products, up to 100% of the amount of grants received (for grants received under programs approved subsequent to January 1, 2000 - 100% plus interest at LIBOR). The subsidiary’s total commitment for royalties payable with respect to future sales, based on Government participations received or accrued, net of royalties paid or accrued, totaled approximately $3,200,000, as of December 31, 2005.

		4)	In connection with a commitment to invest in investee company, see note 4a.

	b.	Contingent liabilities:

1)

A shareholder of the Scailex Vision (hereafter CDI), filed against Scailex Vision (and others) three claims in 2003 and 2004: the first, a monetary claim in the amount of NIS 14 million, asserting, inter alia, that SV had “allowed” its controlling shareholders and directors to execute the share exchange agreement with the company and Scailex Vision International, dated December 2002, to CDI’s alleged detriment. The second, an originating motion, requiring that Scailex Vision submit to CDI various documents and information pertaining to the conversion of all preferred shares of Scailex Vision into ordinary share capital, that took place in May 2003. The third, also an originating motion, was directed against the resolutions adopted by Scailex Vision’s audit committee, board of directors and general meeting of shareholders, that approved the internal financing round of May 2004.

On April 6, 2005, the Company and the Company’s two largest shareholders, Clal and Discount (the “Purchasers”) signed an agreement with the minority shareholder, whereby they agreed to purchase all of the minority shareholder’s shares in Scailex Vision, constituting then 1.89% of Scailex Vision’s issued share capital (1.35% on a fully diluted basis) in consideration for $1.6 million, plus additional contingent consideration to be paid if Scailex Vision undergoes an “exit event” within the next 2 years at a higher valuation as detailed in the agreement. In the framework of the agreement, the minority shareholder dismissed all suits and other legal proceedings it had initiated or had threatened to initiate against the Company, the Purchasers and other various parties. In addition, the minority shareholder, on one hand, and the Company, the Purchasers and other various parties on the other hand waived all other claims and disputes in connection with Scailex Vision they may have vis-à-vis the other party to the agreement.

As a result of the sale of the business of Scailex Vision on November 1, 2005 (that is being considered as an “exit event”) the company and the other two shareholders compensated the minority shareholders according to the agreement. The company accrued $0.34 million for that purpose and paid it to the minority in the beginning of 2006.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)

In December 2003, three minority shareholders of Objet, a company in which the Company had a 22.91% interest, filed an approximate 7.8 million New Israeli Shekels (“NIS”) (approximately $1.75 million) lawsuit against Objet, certain of its shareholders, including the Company, and certain of Objet’s directors. The lawsuit alleges that the defendants acted in a manner that prejudiced the rights of the minority shareholders, and breached Objet’s obligations to such shareholders. Among the remedies being sought by the said minority shareholders are compensation, restitution (with linkage and interest) of the investment amount, or repurchase of the plaintiffs’ shares in Objet, and a demand for changes to the terms of certain convertible loans made to Objet by certain of the defendants including the Company. Objet has asked for a dismissal of the case relating to one of the parties suing.

In September 2005 the court recommended to the parties to try and settle the dispute in mediation (the parties have not reached any settlement yet regarding the mediator to be appointed).

At this time neither Objet nor the Company is able to assess the likelihood of success of the suit, therefore no provision was recorded.

3)

Claims have been filed against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those claims. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the claims.

NOTE 9 –	SHAREHOLDERS’ EQUITY:

	a.	Share capital:

		1)	The Company’s shares are traded on NASDAQ, under the symbol SCIX, and on The Tel Aviv Stock Exchange (“TASE”).

On December 31, 2005, the Company’s share closed on NASDAQ and TASE at $6.00 and approximately $5.97 (in NIS), respectively.

2)

The number of shares stated as issued and outstanding – 43,467,388 shares at December 31, 2005 and 2004 – includes, at December 31, 2004, 5,401,025 shares repurchased by the Company and held by the Company or by a trustee. These shares bear no voting rights or rights to cash dividends.

	b.	Cash distribution and treasury stock

In 2004, approximately $118 million were transferred by the Company to its shareholders through a repurchase of shares from the shareholders and a cash distribution:

		1)	In June 2004, the Company completed a self tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28.1 million that represent $5.67 per share.

		2)	In July 2004, the Company distributed in cash $2.36 per ordinary share, or approximately $89.8 million in the aggregate, to its shareholders.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

	c.	Share incentive and stock option plans

2001 and 2003 Plans

In December 2001, the Company’s shareholders approved the adoption of the Company’s 2001 Stock Option Plan (“2001 Plan”), designed primarily for employees and directors of the Company and its subsidiaries. In December 2003, the Company’s shareholders approved the adoption of the company’s 2003 Share Option Plan (“2003 Plan”), designed for employees, directors and consultants of the Company who are Israeli residents, and also approved an increase in the aggregate number of shares reserved for issuance under the 2001 Plan from an initial 750,000 shares to 1,900,000 shares, with all such reserved shares being available for issuance under either the 2001 Plan or the 2003 Plan. Option awards may be granted under the 2001 Plan until November 5, 2011 and under the 2003 Plan until November 23, 2013. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by the board of directors. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as other ordinary shares of the Company.

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

On September 20, 2004, the board of directors resolved to grant two senior employees of the Company options under the 2003 Plan to purchase an aggregate of 168,000 shares of the Company at an exercised price of $3.70 per share. The fair value of one share at the day of grant was $4.11. The options vest ratably over three years and are exercisable for ten years until September 20, 2014. Any options not exercised by then will expire. In the year 2004, the Company recorded $69,000 of deferred stock compensation for the excess of the fair value of shares over the exercise price at the date of grant related to these options. The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $20,000 and $7000 is presented under “general and administrative expenses” in 2005 and 2004 respectively.

In the years ended December 31, 2005 and December 31, 2003, no options were granted under either the 2001 plan or 2003 plan.

The options granted under the Company’s plans are exercisable for the purchase of shares as follows:

	December 31

	2005	2004

	Number of options

At balance sheet date	234,754	351,922
During the first year thereafter	56,000	56,000
During the second year thereafter	56,000	112,000

	346,754	519,922

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

A summary of the status of the Company’s plans at December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below:

	Year ended December 31

	2005		2004		2003

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	519,922	8.09	987,066	10.48	1,252,492	10.34
Changes during the year:
Granted			168,000	3.70
Forfeited and canceled	(173,168)	10.46	(635,144)	10.64	(265,426)	9.82

Options outstanding at end of year	346,754	6.91	519,922	8.09	987,066	10.48

Options exercisable at end of year	234,754	8.44	351,922	10.19	978,732	10.50

Options available for future awards	1,732,000		1,732,000		1,900,000

The weighted average fair value of options granted during 2004 is $1.69.

The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately three years; and expected volatility of 52%.

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2005:

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price

$		Years	$		$

3.70	168,000	8.7	3.70	56,000	3.70
9.06	102,754	0.6	9.06	102,754	9.06
10.00	9,000	3.0	10.00	9,000	10.00
11.00 to 11.99	61,000	0.6	11.11	61,000	11.11
12.00 to 12.99	6,000	1.8	12.57	6,000	12.57

	346,754	4.6	6.91	234,754	8.44

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

Option plan in subsidiaries

1)

The Company’s Israeli subsidiary, Scailex Vision (who’s operations are classified as discontinued in these financial statements), has an employee stock option plan (the “subsidiary plan”), whereunder options to purchase up to 18,054,200 ordinary shares of the subsidiary can be granted to employees, directors and consultants of the subsidiary without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the subsidiary.

During 2005, 14,626, options were exercised of the above grants (During 2004 and 2003 no options were exercised).

As of December 31, 2005, 15,673,184 options are granted, vested and outstanding at an exercise price of $0.405223.

In connection with the sale of the business of Scailex Vision, the board of directors of Scailex Vision decided to accelerate part of the unvested options prior to the transaction, according to specific criteria such as seniority at work and grant dates. 4,693,683 options were accelerated. In connection with this acceleration, Scailex Vision recorded a compensation expense of approximately $2.4 million (this amount was classified as “net income from discontinued operation” in the statement of operation). The options that were not accelerated were forfeited. See also note 14.

2)

In 2003, Jemtex adopted an Option Plan which grants options to purchase up to an aggregate of 426,100 Ordinary shares to officers, directors, key employees, etc. The plan will expire eight years after its adoption unless terminated earlier by the Board of Directors.

In 2003, Jemtex granted certain employees 176,200 options (No options were granted in previous years). The options may be exercised over a period of eight years from the date of grant, at an exercise price of $ 2.26. The vesting period of the options is up to four years. No compensation expense was recognized, as the exercise price on the date of grant was greater than the estimated fair value of the underlying shares.

NOTE 10 –	TAXES ON INCOME:

	a.	The Company and its Israeli subsidiary:

Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s subsidiary has received the approval of the Investment Center for an investment program for the Lod facility, qualifying for “alternative benefits” under the Law for the Encouragement of Capital Investments, 1959 (“the Law”).

These benefits provide the subsidiary with an exemption from income taxes on income from its “Approved Enterprise”, for a period of two years followed by reduced tax rates of 25% for an additional period of five years from the first year in which there is taxable income, up to the earlier of twelve years from the time the facility was first made operational, or fourteen years from the issuance of the letter of approval. The investment program was completed and a final implementation report was submitted to the Investment Center.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

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

Tax rates

The income of the company and its Israeli subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

	b.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

	c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $391 million at December 31, 2005. Most of the carryforward amounts are available indefinitely with no expiration date.

	d.	Deferred income taxes:

	December 31

	2005	2004	2003

	U.S. dollars in thousands

Computed in respect of the following:
Carryforward tax losses and credits	136,946	141,028	133,000
Investments	4,191	5,447	4,374

	141,137	146,475	137,374
Less - valuation allowance (attributed mainly to loss carryforwards and expenses deductible upon payment)	(139,877)	(145,766)	(137,374)

	1,260	709	-,-

Deferred income taxes are included in the balance sheets as current assets	1,260	709	-,-

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

	e.	Income (loss) before taxes on income from continuing operation:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

The Company and its Israeli subsidiaries	(4,916)	(5,591)	(1,840)
Non-Israeli subsidiaries	2,683	720	(504)

	(2,233)	(4,871)	(2,344)

f.	Taxes on income included in the statements of operations - from continuing operation:

1)	As follows:

	Year ended December 31

	2005	2004

	U.S. dollars in thousands

Current:
Israeli	(185)	(103)
Non-Israeli	(272)	515

	(457)	412

Deferred, see e. above -
Non-Israeli	551	709

	551	709

	94	1,121

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a. above) and the actual tax expense:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Loss before taxes on income	(2,233)	(4,871)	(2,344)

Theoretical tax expense (tax benefit) on the above amount	(759)	(1,705)	(844)
Decrease in taxes resulting from different tax rates – net	(175)	(75)
Change in valuation allowance	(5,889)	8,392	(16,601)
Changes in deferred taxes resulting from carryforward tax losses	4,082	(8,028)	17,445
Increase in taxes resulting from prior years		(515)
Increase (decrease) in taxes arising from differences between non-dollar currencies income and dollar income, net, and other*	2,835	3,052	-,-

Taxes on income in the consolidated statements of operations	94	1,121	-,-

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

*

Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a. above) and the changes in the exchange rate of Israeli currency relative to the dollar.

	g.	Tax assessments:

		1)	The Company has received, or is considered to have received, final tax assessments through the 2000 tax year.

2)

Following the filing of tax returns of the Company’s U.S. subsidiaries (reported under discontinued operations of SDP) for the years 1992 through 1996 (and receive certain refunds in respect thereof), the Internal Revenue Service (IRS) commenced an audit on those years. By the end of 2001, the Company had already made advance payments of $21.5 million on account of this audit. In partial settlement of said audit the Company consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues in June 2002. In the same month, the Company received a notice from the IRS proposing to assess $29.6 million of additional federal income taxes for the years 1992 through 1996. In August 2002, the Company appealed the proposed additional assessment. In February 2004, following negotiations with the IRS, the Company finalized the settlement with the IRS, and the during the remainder of 2004, the Company concluded paying according to the settlement the IRS in an amount of $5.9 million to the IRS, and also paid $5.7 million as state taxes derived from that IRS audit.

As a result of the conclusion of the 1992-1996 IRS audits, the Company filed federal tax amendments for the years 1994, 1995 and 1997, claiming a refund of $7.8 million of federal taxes. During 2005, the IRS reviewed the refund claim and forwarded the refund request on to the Joint Committee of Taxation for their approval. Management estimates that the likelihood of receiving this refund is high; therefore the Company recorded a Federal income tax receivable of $7.8 million as part of discontinued operations on 2005. When the cash is received it will be allocated to continued operations of the Company.

During 2005 the IRS has begun an audit of the US subsidiary for year 2003 and for the requested refund.

NOTE 11 –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

	a.	Foreign exchange risk management

The Company and its subsidiaries operate internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates.

	b.	Concentrations of credit risks

At December 31, 2005 and 2004, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

	c.	Cash Management and Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, marketable securities and short-term investments.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount.

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	a.	Information on investments in securities available for sale and held-to-maturity:

		1)	The fair value and the amortized cost of available-for-sale securities, cash equivalents and short term maturities of securities held-to-maturity are as follows:

	December 31, 2005

	Cost	Unrealized holding losses (*)		Estimated fair market value (except for securities held- to-maturity)

	U.S. dollars in thousands

Corporate debt securities	19,517	(428	)**	19,089

Accrued interest to the end of the year				367
Current maturities of securities held-to-maturity				10,949

Total - securities presented as short-term				30,405

(*)

Such unrealized holding losses are the result of an increase in market interest rates during 2004 and 2005 and are not the result of credit or principal risk. Based on the nature of the investments, management concluded that such unrealized losses were not other than temporary as of December 31, 2005. Securities in continuance amounts reclassified out of accumulated comprehensive income into earning are determined by specific identification. As of December 31, 2005, the Company held investments in available for sale with unrealized holding losses totaling $428,000. Realized losses in 2005 were approximately $84,000 compared to 2004 that were approximately $70,000.

(**)	Of which $306,000 has been in continuous unrealized loss position for over 12 months.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	2)	Maturities of the available-for-sale and held-to-maturities above securities are as follows:

	Securities held- to-maturity	Estimated fair market value of available for sale securities

	U.S. dollars in thousands

2006	11,127	5,399
2007	16,643	9,050
2008	2,967	3,010
2009 and there after	9,914	2,002

	40,651	19,461

In addition, as a result of the Company’s decision in the forth quarter of 2005, to hold certain securities, then classified as available-for-sale, to maturity an other comprehensive income of unrealized losses of $682 thousands continues to be reported as a separate component of comprehensive income in shareholders’ equity, but is being amortized over the remaining life of the security as an adjustment of yield.

3)

In June and August 2003, the Company sold all of its remaining holdings in Creo Inc. (hereafter - “Creo”) shares for a net total consideration of $54,000,000 and recorded a gain of approximately $3,000,000. Prior to the said sale, the investment in Creo shares was accounted for as shares available for sale, and following the sale of the shares, the Company recorded approximately $750,000 gain in its shareholders’ equity. This gain was realized and released to earnings in 2003.

b.	Long-term loans:

In July 2004, Jemtex received a waiver of all rights regarding a long-term loan from a third party at the amount of $581,000. The waiver of the loan is presented in the financial statements under “Other income, net”.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

		Year ended December 31

		2005	2004

		U.S. dollars in thousands

c.	Research and development costs, net:
	Expenses incurred	2,555	2,346
	L e s s - royalty-bearing participations from the Government of Israel	(6)	(178)

		2,549	2,168

		Year ended December 31

		2005	2004	2003

		U.S. dollars in thousands

d.	Marketing, general and administrative expenses:
	Marketing	55	51
	General and administrative	3,624	4,808	2,890

		3,679	4,859	2,890

e.	Financial income, net:
	Interest income	4,470	2,874	255
	Gain (loss) on trading marketable securities, net	(84)	(70)	3
	Interest on loan from associated company			(237)
	Bank charges	(48)	(67)	(10)
	Other (including foreign exchange transaction losses, net)	(45)	(14)	37

		4,293	2,723	48

f.	Other income, net:
	Gain from sale of a portion in a subsidiary			2,822
	Impairment of investment in cost			(2,492)
	Distribution of funds from cost method investment	793
	Gain from waiver of a loan		585
	Other	124	63	168

		917	648	498

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 –	SEGMENTS INFORMATION:

a.	General:

Following the sale of the wide format digital printing segment the Company is operating in two segments: 1) The corporate segment that its main activity is management of the funds of the company. 2) The continuous inkjet industrial digital printing segment (develop, manufacture and market of continuous inkjet based digital printers for the industrial printing ceramic tiles and textile markets).

b.	Information on segment loss and assets of the reportable operating segments:

	1)	Measurement of segment loss and assets:

The measurement of losses and assets of the reportable segments is based on the same accounting principles applied in these consolidated financial statements.

	2)	Financial data relating to the reportable operating segments:

	Year ended December 31,

	2005	2004

	U.S. dollars in thousands

Operating loss from continuing operations:
Corporate	(2,862)	(4,252)
Continuous inkjet industrial digital printing	(4,581)	(3,990)

Total consolidated operating loss from continuing operations	(7,443)	(8,242)

Financial income, net:
Corporate	4,283	2,757
Continuous inkjet industrial digital printing	10	(34)

Total consolidation financial income, net	4,293	2,723

Other income, net:
Corporate	917	62
Continuous inkjet industrial digital printing		586

Total consolidation other income, net	917	648

Income (loss) before taxes on income:
Corporate	2,338	(2,648)
Continuous inkjet industrial digital printing	(4,571)	(2,223)

Total consolidation loss before taxes on income	(2,233)	(4,871)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 –	SEGMENTS INFORMATION (continued):

	December 31,

	2005	2004

	U.S. dollars in thousands

Assets:
Corporate:
Cash*	235,920	147,239
Other assets	330	627
Securities held-to-maturities	29,707
Other long-lived assets	2,158	8,395
Continuous inkjet industrial digital printing	2,149	2,040

	270,264	158,301

Discontinued operations	80,754	115,852

	351,018	274,153

Depreciation and amortization expenses:
Corporate	4	7
Continuous inkjet industrial digital printing, other assets	1,248	1,266

	1,252	1,273

* including short term investments and short term restricted cash.
** The majority of long-lived assets are located in Israel.

NOTE 14 –	SUBSEQUENT EVENTS:

a)

In January 2006, Scailex Vision’s shareholders approved the distribution of a cash dividend in the amount of approximately $135 million, which reflected the amount available for distribution, (of which $101 million received by the Company) following the conclusion of the asset sale agreement with HP (after taking into consideration funds required for loan repayments, taxes and other liabilities and expenses). The distribution resulted in the payment of approximately $0.80 per share to each shareholder and approximately $0.39 per option to each option holder.

b)

In July 2003 and May 2004, two of the Company’s shareholders granted Scailex Vision convertible loans in the total amount of $933,000 and $805,000, respectively (the balance of this convertible loan is presented in discontinued operations). Prior to the distribution said in note 14a, the lenders converted the entire principal of their loans and all interest accrued thereon into a total of 4,559,650 ordinary shares, based on a conversion price $0.405223 per share. Additionally, such lenders exercised the right granted to them and exercised a total of 1,058,578 warrants (which had been issued to them in association with the loans they provided) by means of setting off the exercise price ($0.405223 per share) against the dividend payable on the ordinary shares issuable upon exercise of such warrants (i.e. cashless exercise).

c)

In January 2006, RealTimeImage, Ltd., (hereafter - RTI) in which the Company holds approximately 14.9% of the issued share capital (RTI was recorded on the Company’s balance sheet at $1.2 million as of December 31, 2005, and accounted under the cost method) paid dividend to its shareholders. The Company received approximately $2.7 million.

[ZIV HAFT LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
JEMTEX INK JET PRINTING LTD.

We have audited the accompanying balance sheets of Jemtex Ink Jet Printing Ltd. (“the Company”) as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operation and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B, to the financial statements, the Company has suffered recurring losses from operations and as of December 31, 2005 has a shareholders’ deficiency of approximately US $ 7.7 million. These factors described in Note 1B raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel February 26, 2006	/s/ ZIV HAFT ZIV HAFT Certified Public Accountants (Isr.) BDO member firm

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

S - 1

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Raanan Cohen ————————————— Raanan Cohen President of the Company & Chief Executive Officer

Date: June 28, 2006