Form 20-F
period 2006-12-31
Scailex CORP Ltd.
filed 2007-06-19
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:

43,467,388 Ordinary Shares, NIS 0.12 nominal (par) value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒  No

Note– Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

☒ Yes   ☐  No

INTRODUCTION

Unless indicated otherwise by the context, all references in this Annual Report to:

—	"we", "us", "our", "Scailex", or the "Company" are to Scailex Corporation Ltd. (formerly known as Scitex Corporation Ltd.) and its wholly owned and/or majority owned subsidiaries;

—	"dollars" or "$" are to United States dollars;

—	"NIS" or "Shekel" are to New Israel Shekels;

—	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

—	the "SEC" are to the United States Securities and Exchange Commission;

—	"Scailex Vision" and "Scailex Vision International" are to Scailex Vision (Tel-Aviv) Ltd. (formerly known as Scitex Vision Ltd.), our majority owned subsidiary, and Scailex Vision International Ltd. (formerly known as Scitex Vision International Ltd.), Scailex Vision's wholly owned subsidiary, respectively;

—	"Jemtex" is to Jemtex InkJet Printing Ltd., of which we hold 15% of the equity interests;

—	"IPE" is to Israel Petrochemicals Enterprise Ltd.;

—	“Israel Corp.” is to Israel Corporation Ltd.;

—	"PCH" is to Petroleum Capital Holdings Ltd., of which we hold 80.1% of the equity interests; and

—	"ORL" is to Oil Refineries Ltd., a recently privatized oil refinery located in Haifa, Israel.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, certain information contained herein, including, without limitation, information appearing under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to:

—	our absence of significant operations following the sale of the business of Scailex Digital Printing, Scailex Vision, the reduction of our holdings in Jemtex to 15%, as well as the sale of the businesses of Real Time Image Ltd. and XMPie Inc., other than our holdings in ORL;

—	uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities;

—	our classification as a passive foreign investment company ("PFIC"), which may subject our U.S. shareholders to adverse U.S. federal income tax consequences. See "Item 10.E Taxation - Certain Material U.S. Federal Income Tax Considerations."

—	risks relating to pursuing strategic alternatives;

—	risks related to the possible denial of a mandatory control permit from the Israeli Prime Minister and the Israeli Minister of Finance required for exercising common control with Israel Corp. with respect to the shares that we acquired in ORL;

—	changes in domestic and foreign economic and market conditions;

—	the impact of the Company's accounting policies;

—	the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets primarily following the sale of the operations of Scailex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”; and

—	those risks set forth under “Item 3D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report.

Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

USE OF TRADE NAMES

Scailex is our trademark. Jemtex is a trademark of Jemtex.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from audited consolidated financial statements not appearing in this Annual Report, which have been prepared in accordance with U.S. GAAP.

In November 2005, Scailex Vision, our majority owned subsidiary, sold its business to Hewlett-Packard Company, as described below under Item 10.C “Additional Information–Material Contracts.” As a result of the sale, since November 2005, the results of operations of Scailex Vision have been reported as discontinued operations and the consolidated results from continuing operations have no longer included the revenues and expenses attributable to Scailex Vision. Similarly, assets and liabilities relating to Scailex Vision are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(2) to our consolidated financial statements included in this Annual Report.

In August 2006 we decreased our holdings in Jemtex from approximately 75% to approximately 15% (on a fully diluted basis). See “Item 4A. History and Development of the Company,” “Item 4B. Business Overview,” and “Item 10C. Material Contracts. Reorganization Contract between the Company and Senior Management of Jemtex”. As a result of the sale, since August 2006 the results of operations of Jemtex have been reported as discontinued operations and the consolidated results from continuing operations have no longer included the revenues and expenses attributable to Jemtex. Similarly, assets and liabilities relating to Jemtex are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(3) to our consolidated financial statements included in this Annual Report.

As of December 31, 2006, our continuing operations are comprised of Scailex Corporation. Consequently, we did not record any revenues from such continuing operations in the years 2002 through 2006. Since we are exploring our strategic alternatives, including engaging in new areas of operations, the data presented below are not indicative of our future operating results or financial position.

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

BALANCE SHEET DATA

	As of December 31,
	2006	2005		2004		2003		2002
	(U.S. dollars in thousands)

Net working capital (continuing operations) ***	$262,303	$230,303		$142,705		$59,035		$33,497	*
Net working capital (discontinued operations) ***	$11,382	$42,079	**	(2,265	)**	$101,019	**	$62,808
Cash, cash equivalents and short term investments
(continuing operations)	$263,710	$230,350	*	$142,239	*	$64,995		$34,690	*
Cash, cash equivalents and short term investments
(discontinued operations)	$16,858	$59,658	**	$18,345	**	$34,318	**	$22,944
Total assets	$319,572	$351,018		$274,153		$394,085		$373,456
Long term liabilities (continuing operations)****	$654	$107		$649		-		-
Long term liabilities (discontinued operations) *****	$11,382	$42,990		$21,247		$23,625		$13,459
Share capital	$6,205	$6,205		$6,205		$6,205		$6,205
Shareholders' equity	$285,034	$261,603		$154,274		$224,698		$221,179

* Includes a restricted cash deposit in a bank, the balance of which was $20,203,000 as of December 31, 2002, and is presented on the balance sheet as a restricted deposit.

** Includes a restricted cash deposit in a bank, the balance of which was $5,165,000, $18, 000,000 and $18,262,000 as of December 31, 2005, 2004 and 2003, respectively.

*** Net working capital is calculated as current assets minus current liabilities as presented in the audited financial reports.

**** Includes minority interest related to continued operations.

***** Includes minority interest related to discontinued operations.

STATEMENT OF OPERATIONS DATA

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(U.S. dollars in thousands, except per share amounts)

Revenues	--	--	--	--	--
Cost of revenues	--	--	--	--	--
Expenses
Research and development costs - net	--	--	--	--	27
General and administrative	2,955	2,964	3,201	2,890	3,036
Operating loss	(2,955)	(2,964)	(3,201)	(2,890)	(3,063)
Financial income (expenses) - net	13,202	4,283	2,757	48	(176)
Other income (loss) - net	3,141	917	62	(2,323)	(3,952)
Income (loss) before taxes on income	13,388	(2,236)	(382)	(5,165)	(7,191)
Tax benefit (Taxes on income)	(1,502)	94	1,121	--	1,415
Share in results of associated companies	-	2,876	(1,418)	(2,237)	(2,380)
Minority interest in income of a subsidiary	(478)	--	--	--	--
Net income (loss) from continuing operations	11,408	5,206	(679)	(7,402)	(8,156)
Net income (loss) from discontinued operations	11,135	100,932	47,932	8,780	(23,874)
Net income (loss)	22,543	106,138	47,253	1,378	(32,030)
Earnings (loss) per share - basic
Continuing operations	0.30	0.14	(0.02)	(0.17)	(0.75)
Discontinued operations	0.29	2.65	1.19	0.20	(0.55)
	0.59	2.79	1.17	0.03	(0.74)
Earnings (loss) per share - diluted
Continuing operations	0.30	0.14	(0.02)	(0.17)	(0.19)
Discontinued operations	0.29	2.55	1.19	0.20	(0.55)
	0.59	2.69	1.17	0.03	(0.74)
Weighted average number of shares
outstanding (in thousands) - - basic	38,066	38,066	40,336	43,018	43,018
- diluted	38,156	38,134	40,336	43,018	43,018
Dividends per share		--	$2.36	--	--

B.	CAPITALIZATION AND INDEBTEDNESS.

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable.

D.	RISK FACTORS

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

We sold the business of Scitex Digital Printing Inc., or SDP, one of our two principal operating subsidiaries, to Eastman Kodak Company, or Kodak, in January 2004. In November 2005, Scailex Vision, our remaining principal operating subsidiary, sold its business to Hewlett-Packard Company, or Hewlett-Packard. In August, 2006, we decreased our holdings in Jemtex from approximately 75% to approximately 15% (on a fully diluted basis). See “Item 4A. History and Development of the Company,” “Item 4B. Business Overview,” and “Item 10C. Material Contracts. Reorganization Contract between the Company and Senior Management of Jemtex”. As of the date of this Annual Report, we hold substantially all of our assets in cash and cash equivalents and in shares of ORL, a recently privatized oil refinery located in Haifa, Israel. Our plan of operation is to explore and consider strategic investments and business opportunities. Other than activities relating to attempting to locate such opportunities and activities relating to our holdings, primarily in ORL, we do not currently conduct any material operations.

—	We may not be successful in identifying and evaluating suitable business opportunities.

While we are actively exploring strategic transactions and opportunities, there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities. We may invest in entities having no significant operating history or other negative characteristics such as having limited or no potential for immediate earnings that will not necessarily provide us with significant financial benefits in the short term. In the event that we make new investments, a significant factor in our success will be the performance of target entities and their management, as well as numerous other factors beyond our control. There is no assurance that we will be able to invest on terms favorable to us, or at all.

—	If we do not receive the mandatory control permit required to enter into an arrangement with Israel Corp. for joint control of ORL, we will hold a minority interest in ORL with no control. In addition, in such a case, we may opt to sell our shares at a loss if we elect to pursue alternative investments.

In February 2007, we entered into a Memorandum of Understanding (the “MOU”) with Israel Corp. for the joint acquisition of ORL’s shares and control thereof. Pursuant to the MOU, we initially purchased through PCH, our 80.1% subsidiary, 12.62% of the outstanding shares of ORL, and Israel Corp. acquired 40.98% of the outstanding shares. Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we have received the required approval of the Antitrust Commissioner, we have experienced delays in receiving the control permit. As a result, in May 2007 we and Israel Corp revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed, inter alia, to apply separately for the control permit. Under the Deed of Undertaking, in the event that PCH succeeds by May 15, 2009 in receiving the control permit and any other required approvals (which may include an additional approval required from the Antitrust Commissioner as a result of the parties’ decision to apply separately for control permits), the parties will enter into a definitive agreement for joint control of ORL in the form attached as an exhibit to the Deed of Undertaking (the “Control Agreement”). Since signing the Deed of Undertaking, we have acquired, through PCH, additional ORL shares (independent of our arrangements with Israel Corp.), and currently hold approximately 13.4% of the outstanding share capital of ORL through PCH.

If we do not receive the control permit by the relevant authorities by May 15, 2009, we will not be able to enter into the Control Agreement with Israel Corp., and we would retain a minority interest in ORL with no influence over the activities of ORL, except as minority shareholders at ORL’s General Meetings. In addition, in such event, we may elect to find alternative investments, and we may elect to sell the ORL shares in order to pursue such other investments, subject to Israel Corp.‘s right of first refusal. Because the shares of ORL are publicly traded, in such an event we may opt to sell our shares in ORL at a loss, which may materially and adversely affect our financial results. In addition, in the event we do not enter into the Control Agreement with Israel Corp., we may not benefit from a premium to the share price that is often obtained when selling control of a company. See also “Item 4B. Business Overview” and “Item 10C. Material Contracts” below.

—	If we receive the control permit for the exercise of control of ORL, we may not be able to satisfy all of the applicable SEC reporting requirements related to our then ceasing to be a “shell company” for SEC reporting purposes. As a result, our shares may no longer be eligible for quotation on the OTCBB, which could materially and adversely affect the liquidity and price of our ordinary shares.

Rules adopted by the SEC require a shell company that is reporting an event that causes it to cease being a shell company to disclose the same type of information that would be required to be provided in registering a class of securities under the U.S. Securities Exchange Act of 1934. This information must be filed within four business days of the completion of the transaction being reported.

For the purposes of these rules, we are currently considered to be a shell company. If we receive the control permit from the Minister of Finance and the Prime Minister, and sign the Control Agreement with Israel Corp. for the joint control of ORL, we will cease to be a shell company. Because we have limited access to information about ORL until receipt of the control permit and because ORL’s financial reports are in accordance with Israeli, and not U.S., GAAP, we believe it unlikely that we will be able to satisfy all of the SEC reporting requirements related to this transaction, in particular within the required four business day period. As a result, our shares may no longer be eligible for quotation on the OTBB. This could further limit the availability of market price information and news coverage in the United States. In addition, it could diminish investors’ interest in our ordinary shares as well as materially adversely affect the liquidity and price of our ordinary shares. In addition, until such time as we satisfy all applicable SEC reporting requirements relating to this transaction, our ability to raise funds through the offering of securities in the United States will be impaired.

—	Our ability to obtain credit from certain Israeli banks may be impaired by reason of our investment in ORL.

The guidelines of the Bank of Israel relating to the limitation of on the indebtedness of a borrower and a group of borrowers (a “Borrowers Group”) provide that in the event that an entity is held by more than one person, and such holding is material for any of those persons, then that person for which the holding is material may be deemed as part of a Borrowers Group together with that person’s controlling shareholders, the held entity and their respective subsidiaries. Accordingly, since the investment in ORL’s shares is material to us, we may be deemed part of a Borrowers Group, together with our controlling shareholder, ORL, and their respective subsidiaries. Moreover, in the event that we receive the control permit from the Minister of Finance and the Prime Minister and enter into the Control Agreement with Israel Corp. for the joint control of ORL, pursuant to these guidelines, we may be deemed part of a Borrowers Group comprised of our controlling shareholders, companies controlled by us, ORL, Israel Corp. and their controlling shareholders and companies controlled by them. In either such case, such designation could adversely affect us should we apply to an Israeli bank for credit and it is determined that the entire debt of the Borrower Group to which we are deemed to belong exceeds the debt level permitted by the Bank of Israel guidelines. This may limit our ability to obtain credit from certain Israeli banks or may limit the amount of credit we may obtain.

—	We may be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.

Following the sale of the businesses of SDP and Scailex Vision and the investment of the cash proceeds of such transactions, we believe we are not an “investment company” under the United States Investment Company Act of 1940, or the Investment Company Act, because we are actively engaged in exploring and considering strategic investments and business opportunities and hold substantially all of our assets in cash and cash equivalents, except for our holdings in ORL. If we fail to receive the control permit for the exercise of control of ORL, and we otherwise fail to make other strategic, controlling investments, the likelihood of being deemed to be an investment company would increase over time and we may be required to seek exemptive or other relief from the SEC so as not to be regulated under the Investment Company Act. No assurance can be made that we will obtain such exemptive or other relief from the SEC, if and when we seek the same. If we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

—	We hold substantially all of our assets in cash and financial instrument, and in shares of ORL and are exposed to decreases in the value of our financial investments.

As of December 31, 2006, we held, on a consolidated basis, approximately $303.5 million in cash and financial instruments, ($263.7 million presented as cash, cash equivalents and short term investments, $22.9 million presented as non current assets, $16.9 million of which is allocated to discontinued operations), which represent substantially all of our assets, other than our shares in ORL. Part of our cash on hand is held in different types of investment grade bonds. If the obligor of any of the bonds we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor. We may also be subject to loss to the extent that the market value of these bonds decline, whether by reason of changes in interest rates or otherwise. This will adversely affect our financial condition. For information on the types of our investments as of December 31, 2006, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk–Presentation of Exchange Rate and Interest Rate Risk.”

—	Since the shares of ORL, our major investment, are traded in NIS on the Tel Aviv Stock Exchange, we are subject to fluctuations in currency rates.

We currently hold, through our 80.1% subsidiary, PCH, approximately 13.4% of the outstanding shares of ORL and do not currently have joint control over ORL. Unless and until we acquire joint control over ORL with Israel Corp., changes in the share price of ORL directly impact the capital reserve for the ORL investment in our shareholders’equity. Because ORL’s shares are traded on the Tel Aviv Stock Exchange Ltd. (“TASE”) and are quoted in NIS and our financial statements are denominated in U.S. dollars, an appreciation of the NIS vis-à-vis the U.S. dollar would reduce the dollar value of our holdings in ORL, and thus could have a material adverse effect on our shareholders’ equity.

—	Poor performance by ORL and/or a reduction in the share price of ORL may materially and adversely affect our operating results.

Our operating results may be materially and adversely affected by the performance of the business of ORL and by its share price.

As indicated above, unless and until we acquire joint control over ORL with Israel Corp., changes in the share price of ORL directly impact the capital reserve for the ORL investment in our shareholders’ equity. A decline in ORL’s share price, which may be caused by ORL’s performance or by many other factors beyond our control, would adversely impact our shareholders’ equity. Factors that could affect ORL’s share price include local and international macro, and micro, economic and other conditions. If and when we do acquire joint control over ORL, we will present our investment in ORL on an equity basis, in which event we will reflect a portion of ORL’s profits and losses in our consolidated financial statements. In such an event, ORL’s reporting of poor financial results would directly and adversely affect our financial results.

—	We are undergoing, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.

As a result of tax audits or assessments in Israel or abroad related to the Company or to our subsidiaries which sold their operations, we may be required to pay additional taxes, as a result of which our future results may be adversely affected. For more information about these audits and other tax assessments, please see under “Item 5B. – Liquidity & Capital Resources – Tax Audits.”

—	Scailex Vision is exposed to potential liabilities in connection with the sale of the business of Scailex Vision to Hewlett-Packard.

Scailex Vision, a majority-owned subsidiary, has agreed to indemnify Hewlett-Packard for a period of two years ending November 2007 for certain breaches of the asset purchase agreement entered between them, including in the case of breaches of representations and warranties made by Scailex Vision, up to a cap of approximately $23 million. A claim against Scailex Vision could result in substantial costs, which would have a negative impact on our financial condition. In addition, we havegenerated a significantamount of income from this transaction. Based on our and Scailex Vision’s assessment, we believe that Scailex Vision is in compliance with the representations and warranties made in connection with this transaction. To date, Hewlett Packard has filed an indemnification claim with the trustee to release an amount of $5.3 million of the total amount held in trust to secure the indemnification obligations. Scailex Vision has rejected this claim, but there is no assurance that Scailex Vision will be successful in defending its position. For more information, see “Item 10C. Material Contracts. Sale of Scailex Vision’s Business” below.

Risks Related to Operations in Israel

—	Political, economic and military instability in Israel or the Middle East may adversely affect our results of operations.

Our corporate headquarters and the principal facilities of ORL and many of its suppliers are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. Further, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel, including Haifa and its vicinity. If the conflict is renewed in the north, and a missile strikes ORL’s installations, which are located in the vicinity of Haifa, it may materially and adversely impact the ability of ORL to operate.

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

These political, economic and military conditions might deter potential targets from effecting a business combination with an Israeli company. In addition, the operations and financial results of the remaining companies in which we have holdings could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

In addition, some of our and of ORL’s directors, officers and employees are currently obligated to perform annual reserve duty. All reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our or ORL’s workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

—	A litigant may have difficulty enforcing U.S. judgments against us, our officers and directors, our Israeli subsidiaries and affiliates or asserting U.S. securities law claims in Israel.

Service of process upon us, our Israeli subsidiaries and affiliates, and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

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

The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager), have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (1) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (2) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which may adversely affect our ability to engage in a business combination and could depress our share price.

Risks Related to the Market for Our Ordinary Shares

—	If there is no active trading market for our ordinary shares, our investors may be unable to sell their shares.

In October 2006, the Company’s shares were de-listed from NASDAQ’s Global Market because the Company was determined by Nasdaq to be a public shell lacking any business operations, pursuant to Marketplace Rule 4300. As of the date of this Annual Report, the Company’s shares are traded on the Tel Aviv Stock Exchange and are quoted on the OTC Bulletin Board (“OTCBB”) in the United States. We cannot guarantee there will be an active trading market for our ordinary shares in the United States. We also cannot provide our investors with any assurance that our ordinary shares will continue to be quoted on the OTC Bulletin Board or, if quoted, that there will be an active public market for our shares. Further, the OTCBB is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If our ordinary shares are not quoted on the OTCBB or if there is no public market for our ordinary shares, investors may not be able to resell the shares of our ordinary shares that they have purchased and may lose all of their investment, or they may be required to sell their shares on TASE, where liquidity of the shares also cannot be guaranteed.

—	We expect to qualify as a passive foreign investment company, or PFIC, in 2006. Unless U.S. holders of our shares make certain elections under U.S. federal income tax rules and regulations, they may be subject to certain adverse U.S. federal income tax consequences.

Under the PFIC rules, a U.S. holder who disposes of, or is deemed to dispose of, our shares at a gain, or who receives, or is deemed to receive, certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income earned ratably over the holder’s holding period and will be subject to a special tax and interest charge on amounts treated as earned during periods during which we are classified as a PFIC. Certain elections may be used to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares (“QEF elections” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts actually distributed to the holder. In addition, because we are a PFIC, our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers. The PFIC rules are extremely complex; prospective U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC. See Item 10.E “Taxation – Certain Material U.S. Federal Income Tax Considerations.”

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

—	A single shareholder may be able to control us.

In July 2006, Israel Petrochemicals Enterprise Ltd. (“IPE”) purchased an aggregate of approximately 49.4% of our outstanding ordinary shares from Clal Industries and Investments Ltd. (“Clal”) and Discount Investment Corporation Ltd. (“Discount”). As of June 17, 2007, IPE held 50.06% of the Company’s outstanding ordinary shares.

As of June 17, 2007, IPE was held 60.91% by Modgal Industries (99) Ltd., 12.6% by ORL, and 6.85% by Keter Plastic, and Modgal Industries (99) Ltd. was held 50.14% by Modgal Ltd., 23% by European Holdings International Ltd., and 26.33% by Adler BV.

As of June 17, 2007, Modgal Ltd. was held by 50% by Gima Investments Ltd. (held 37.5% each by Jacob Gottenstein and Alex Passal and 12.5% by each of Arie Silverberg and Micha Lazar), 47% by I.D. Federman Holdings Ltd. (held 49% by Adi Federman, 49% by Shelly Federman and 2% by their mother, Irit Federman) and 3% by Eran Schwartz.

European Holdings International Ltd. is held by Petrol Investments Ltd. (50%) and Petco Investments Ltd. (50%). The shareholder of Petrol Investments Ltd. is David Federman, the husband of Irit Federman and father of Adi and Shelly Federman. Petco Investments Ltd. has the same shareholder structure as Gima Investments Ltd.

As a result of the foregoing holdings, the corporate actions of the Company may be significantly influenced by the Federman family, Jacob Gottenstein, and Alex Passal. In addition, IPE may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to:

—	elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors); and

—	approve or reject any merger, consolidation or other sale or liquidation event that requires approval of our shareholders.

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

We initially focused on imaging competencies in systems for the textile design market. In 1979, we launched the world’s first computerized color prepress system. In the 1990s, we identified the evolving digital printing market and focused on commercializing innovative solutions for the graphic publishing industry in its transition from analog to digital printing, and made several key acquisitions of digital printing operations. We operated in this field principally through SDP, our then indirect wholly owned subsidiary, and Scailex Vision, our majority owned subsidiary. In April 2000, we sold our digital preprint operations and our print-on-demand systems business to Creo, now part of Kodak. In January 2004, we sold the businesses of SDP to Kodak.

In November 2005, we sold the operations of Scailex Vision, which was involved in the wide format segment to Hewlett-Packard, and in August 2006, we reduced our holdings from 75% to 15% in Jemtex which was involved in the industrial inkjet digital printing market. Since the completion of these transactions, most of the Company assets are cash and cash equivalents, and the Company is looking for additional investment opportunities. Between February and May 2007, the Company, through its 80.1% subsidiary, PCH, purchased approximately 13.4% of ORL share capital, and may obtain joint control of ORL together with Israel Corp. However, control of ORL is contingent on the receipt of certain mandatory regulatory approvals which the Company currently awaits. See “Item 10C. Material Contracts.”

MAJOR BUSINESS DEVELOPMENTS

—	July 2006: our two major shareholders, Clal and Discount sold their entire holdings in the Company, representing approximately 49.4% of our outstanding share capital, to IPE.

—	August 2006: the Company entered into an agreement for the reorganization of Jemtex whereby the Company’s equity holdings in the Company were reduced from approximately 75% to approximately 15% (on a fully diluted basis). Under the terms of the reorganization agreement, the Company converted a sum of approximately $6.7 million, out of an aggregate amount of approximately $9.7 million provided by the Company to Jemtex by way of loans, into shares of Jemtex while the remaining amount of approximately $3.0 million was to be paid to the Company over a period of five to seven years, unless Jemtex paid the Company a sum of $1.0 million by January 4, 2007, whereupon the debt would be deemed to have been repaid in full. On January 4, 2007, the Company was paid $1.0 million (plus interest), and in accordance with the terms of the reorganization agreement the Company forgave the $3.0 million in outstanding loans and deemed those loans to be paid in full. Following the reduction of the Company’s holdings in Jemtex, the Company ceased to consolidate the financial results of Jemtex in its financial statements and classified the operations of Jemtex as discontinued operations. See also “Item 10C. Material Contracts.”

—	November 2006: XMPie, a minority held company, was sold to Xerox Corporation for approximately $48 million, of which the Company received approximately $1.3 million (and is anticipated to receive an additional amount of approximately $0.2 million currently held in escrow).

—	December 2006: PCH was created, held 80.1% by Scailex and 19.9% by Linura Holding AG, a Swiss company indirectly held by one of the largest global natural resource companies, pursuant to a Shareholders Agreement with Linura. PCH was established for the purpose of acquiring shares of ORL, a recently privatized oil refinery located in Haifa, Israel. See “Item 10C. Material Contracts”.

—	February through May 2007: In February and March 2007, Scailex, through PCH and Israel Corp., jointly acquired an aggregate of 53.6% of the issued share capital of ORL, pursuant to an MOU signed by the parties. Of the total 53.6% of the outstanding shares acquired by the parties in the aggregate, PCH acquired 12.62% of the outstanding shares, and Israel Corp. acquired 40.98% of the outstanding shares. The MOU provided for, among other things, the joint acquisition of ORL shares by PCH and Israel Corp. and an option for PCH to acquire additional shares in ORL from Israel Corp. Total consideration paid by PCH for the purchase of the ORL shares was approximately $192.9 million. Following termination of the MOU as described below, PCH acquired, independent of Israel Corp., additional shares of ORL for $12.9 million, such that PCH currently owns approximately 13.4% of the outstanding share capital of ORL.

Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s shares capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant. to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we have received the required approval of the Antitrust Commissioner, we have experienced delays in receiving the control permit. As a result, in May 2007, we and Israel Corp. revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed, inter alia, to apply separately for the control permit, and in the event that PCH succeeds in receiving mandatory regulatory approvals, including the control permit and any additional approvals required by the Antitrust Commission, by May 15, 2009, Scailex, PCH and Israel Corp. will enter into the Control Agreement for the joint control of ORL. In addition, pursuant to the Deed of Undertaking, we were granted the right to exercise a call option, allowing us to increase our holdings in ORL to 45% of the 50.25% “control core” of ORL within 120 days of the receipt of mandatory regulatory approvals required to control ORL or until May 15, 2009, whichever is earlier. The Deed of Undertaking provides that the right to enter into the Control Agreement is transferable to a third party, subject to Israel Corp.‘s right of first refusal, provided that such third party receives all required regulatory approvals, including a control permit and approval by the Antitrust Commissioner by May 15, 2009. For a complete description see “Item 4B. Business Overview” and “Item 10C. Material Contracts.”

With the sale of the business of Scailex Vision in November 2005, as described above, we no longer conducted significant business operations. Currently, we hold substantially all of our assets in financial investments and shares in ORL. Our current plan of operation is to explore and consider strategic investments and business opportunities. Other than activities relating to attempting to locate such opportunities and activities relating to our holdings, primarily in ORL (through PCH), we do not currently conduct any material operations.

PRINCIPAL CAPITAL EXPENDITURE & DIVESTITURES

Since January 1, 2004, except for the self tender offer and the cash distribution described below, most of our principal capital expenditures and divestitures have been for the acquisition or sale of interests in other companies, as follows:

—	In connection with the sale of the business of SDP to Kodak, we approved a plan to distribute approximately $118 million to our shareholders. In June 2004, we completed a tender offer for our shares and purchased 4,952,050 shares for an aggregate amount of approximately $28 million ($5.67 per share). In July 2004, we distributed $2.36 per ordinary share, or approximately $90 million in the aggregate, to our shareholders of record as of June 30, 2004.

—	In January 2004 and November 2005, we sold the businesses of SDP and Scailex Vision, respectively. These transactions are described under “Item 10C. Material Contracts” below.

—	In June 2005, we sold all of our 22.9% holdings in Objet Geometries Ltd. to several shareholders of Objet for $3.0 million in cash. Additional contingent consideration will be paid to Scailex if Objet undergoes specified “exit events” prior to the end of 2007.

—	In July 2005, IDX Systems Corporation, or IDX, acquired the assets of RealTimeImage Ltd., or RTI, in which we held a 14.9% stake, for an estimated purchase price of $15.5 million. The book value of our investment in RTI was recorded at $1.2 million on our balance sheet as of December 31, 2005, and such investment is accounted for under the cost method. In February 2006, we received a dividend of approximately $2.6 million from RTI and we expect to receive an additional $0.4 million.

—	Since January 1, 2003, we invested an aggregate of approximately $7.1 million in Jemtex in consideration for the issuance to us of convertible debentures and preferred shares of Jemtex. Until August 2006, we held an approximate 74.9% interest (85.4% assuming conversions of the debentures but not giving effect to the pending financing described in the next sentence) in Jemtex. In 2006, we invested an additional $2 million in Jemtex in respect of a pending round of financing by Jemtex. In August 2006, we entered into a reorganization agreement with senior management of Jemtex, pursuant to which our holdings in Jemtex were reduced to 15%. Under the terms of the reorganization agreement, we converted a sum of approximately $6.7 million, out of an aggregate amount of approximately $9.7 million provided by the Company to Jemtex by way of loans, into shares of Jemtex while the remaining amount of approximately $3.0 million was to be paid to the Company over a period of five to seven years, unless Jemtex paid the Company a sum of $1.0 million by January 4, 2007, whereupon the debt would be deemed to have been repaid in full. On January 4, 2007, the Company was paid $1.0 million (plus interest), and in accordance with the terms of the reorganization agreement, the Company forgave the $3 million in outstanding loans and those loans to be paid in full. See also “Item 10C. Material Contracts” below.

—	In February 2007 we entered into an MOU with Israel Corp. through our 80.1% owned subsidiary, PCH, pursuant to which we jointly acquired shares of ORL in February and March 2007. As a result of the joint purchase, Israel Corp. and Scailex (through PCH) held 40.98% and 12.62%, respectively, of the outstanding shares of ORL. Total consideration paid by PCH for the purchase of the ORL shares was $192.9. In May 2007 we acquired, through PCH, independent of Israel Corp., additional shares of ORL for $12.9 million, which increased our holdings in ORL through PCH, to approximately 13.4%. Our ability to exercise control over the shares we acquired is subject to receipt of a control permit from the Minister of Finance and the Prime Minister and a possible additional regulatory approval from the Israeli Antitrust Commissioner. For a description of the acquisition and related agreements see “Item 4B. Business Overview” and “Item 10C. Material Contracts.”

As previously reported, we were involved in several disputes with C.D.I. Technologies (1999) Ltd. (CDI) a minority shareholder of Scailex Vision, including claims against us, Scailex Vision and several other parties. In May 2005, we and our former two largest shareholders, Clal and Discount, purchased all of CDI’s interest in Scailex Vision, constituting 1.89% of Scailex Vision’s issued share capital (1.35% on a fully diluted basis), for $1.6 million, plus additional contingent consideration to be paid if Scailex Vision undergoes an “exit event” in the subsequent two years at a higher valuation than implied in the agreement. As a result of the sale of the business of Scailex Vision to Hewlett Packard, we have already paid to CDI an additional $0.3 million in February 2006 and $0.2 million in February 2007 in respect of such contingent consideration and we expect to pay an additional amount (as a result of Scailex Vision’s future distributions). In connection with the purchase agreement, CDI agreed to dismiss all of the claims asserted by it against us and the other parties.

B.	BUSINESS OVERVIEW

Upon the sale of Scailex Vision’s business in November 2005, we ceased substantially all of the operations of our business as conducted prior thereto. Since then, we have held substantially all of our assets in financial investments and in shares in ORL (through PCH), a recently privatized oil refinery located in Haifa, Israel. Our current plan of operation is to explore and consider strategic investments and business opportunities.

OIL REFINERIES LTD.

Information presented in this Annual Report regarding ORL and its subsidiaries was compiled based on ORL’s public filings in Israel. ORL is a public company in Israel, with its shares traded on TASE, and its reports are made in Hebrew and posted on the web site of the Israeli Securities Authority at www.magna.gov.il. Additional information about ORL, together with recent financial information, can be found on ORL’s web site, http://www.orl.co.il/index_eng.html. The contents of this web site are not deemed to be part of this Annual Report.

General

ORL was established in 1959 under the name of Haifa Refineries Ltd. and in 1972 its name was changed to Oil Refineries Ltd. ORL was set up by the Israeli government as a result of the government decision to acquire and receive the rights of a British petroleum company under a franchise that had been granted to it, and title to the Haifa refinery, which had up until then been under the control of foreign shareholders.

In 1971, Israel Corp. acquired shares in ORL from the Israeli government which provided to it 26% of the capital and voting rights in ORL. The amounts invested by Israel Corp. were, among other things, used for constructing the Ashdod Oil Refinery, which began operations in 1973. On February 12, 2006, Israel Corp. sold all of its holdings in ORL to the State of Israel, and the State of Israel again became the sole shareholder of ORL.

Until September 28, 2006, ORL operated a refinery at Haifa and a refinery at Ashdod. As part of the privatization process of ORL begun by the State of Israel in 2004, on September 28, 2006, the Company’s operations were split, and the Ashdod refinery was sold to a subsidiary of ORL – Oil Refinery Ashdod Ltd. (“ORA”), which was sold on that date to Paz Oil Company Ltd. At the date of this Annual Report, ORL operates only the Haifa refinery.

Purchase of ORL shares by the Company

In December 2006, in anticipation of the public offering by the State of Israel of ORL’s shares, the Company entered into a shareholders agreement with Linura Holding AG, a Swiss company indirectly held by one of the largest global natural resource companies, pursuant to which the parties established PCH to purchase shares in ORL. Under the agreement, we hold 80.1% of PCH’s share capital, while Linura holds 19.9%. For a description of the agreement, see “Item 10C. Material Contracts.”

In February and March 2007, Scailex, through PCH, and Israel Corp. jointly acquired 53.6% of ORL’s issued share capital pursuant to an MOU signed by the parties, which provided for, among other things, the joint acquisition of ORL shares by PCH and Israel Corp. and an option for PCH to acquire additional shares in ORL from Israel Corp. Of the 53.6%, PCH acquired 12.62% of ORL’s outstanding shares and Israel Corp. acquired 40.98% of the outstanding shares. Total consideration paid by PCH for the purchase of the ORL’s shares was $192.9 million.

Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we did receive the required approval from the Israeli Antitrust Commissioner on March 27, 2007, we have experienced delays in receiving the control permit. As a result, on May 10, 2007 we and Israel Corp revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed to apply separately for the control permit. Pursuant to the Deed of Undertaking in the event that PCH succeeds in receiving the control permit and any additional regulatory approvals required from the Antitrust Commissioner by May 15, 2009, the parties will enter into the Control Agreement for the joint control of ORL. The decision to apply separately stemmed from the fact that the parties assume that Israel Corp., which until February 2007 held 26% of ORL, will succeed in obtaining a control permit in a relatively short time. Furthermore, PCH has experienced delays in receiving the control permit due to the fact that additional information was requested about Linura, which holds 19.9% of PCH.

In addition, pursuant to the Deed of Undertaking, we were granted the right to exercise a call option, allowing us to increase our holdings in ORL to 45% of the 50.25% control core of ORL within 120 days of the receipt of mandatory regulatory approvals required to control ORL or until May 15, 2009, whichever is earlier. The Deed of Undertaking further provides that the right to enter into the Control Agreement is transferable to a third party, subject to Israel Corp.‘s right of first refusal, provided that such third party receives a control permit by May 15, 2009.

Following the adoption of the Deed of Undertaking, PCH (our 80.1% owned subsidiary) acquired, independently of Israel Corp., an additional 15.5 million shares of ORL for $12.9 million, bringing its total current holdings in ORL to approximately 13.4%. For a description of current agreements with Israel Corp., as well as contemplated future agreements see “Item 10C. Material Contracts.”

ORL’s Business

ORL, together with its subsidiaries, has three primary areas of operations as follows:

Refining.   ORL’s principal field of operation is refining. ORL operates an 180,000 barrel per day refinery and ranks at 7.4 on the Nelson Complexity Index. ORL purchases crude oil and interim materials, distills and separates them into various products, some of which are end products and others of which are raw materials for the manufacture of other products.

The refining of oil is a process that consists of a number of stages:

—	Separation by distillation – a process that results in groups of products, according to the differences in their boiling points.

—	Cracking and reformation – a process that alters the chemical composition, giving rise to products of higher added value.

—	Refining – a process that purifies, cleanses and improves the quality of the products.

—	Finishing – a process required to meet requisite parameters.

Products from ORL’s refining business include: light gasses; liquefied petroleum gas; naphtha; various kinds of gasoline; kerosene; various kinds of diesel; various kinds of fuel oil; waxy substances; and bitumen. ORL also generates revenues by selling electricity and steam manufactured in its power plant to industrial customers in the Haifa Bay, as well as infrastructure services (storage, pumping and loading of fuel products).

The main factor affecting the results of refinery operations is the refining margin (i.e., the difference between revenues from sales of the set of products that ORL sells, and the cost of raw materials purchased by ORL at the refinery gate). Most of ORL’s prices were capped, with maximum prices set by the Israeli Supervision of Prices for Commodities and Services Order (2000) until January 1, 2007, when such restrictions were removed with regard to most of ORL’s refinery products (excluding liquefied petroleum gas, bitumen and low-sulfur diesel).

ORL’s raw materials are crude oil and interim materials produced in the process of separating out crude oil. ORL purchases its crude oil from various suppliers worldwide, mostly on the basis of spot transactions, with the remainder (20-30%) via one year contracts based on price formulas. This combination enables ORL to take advantage of opportunities for purchasing crude at attractive prices and create a fixed basis for regular supply. The majority of the crude oil is purchased from countries bordering the Black and Caspian Seas and, according to ORL’s assessment, it is not dependant upon any one supplier.

Refining operations accounted for approximately 90% of ORL’s consolidated revenue for the fiscal year 2006.

Polymers. Polymer products are manufactured by Carmel Olefins Ltd. (“Carmel Olefins”), a private company in which ORL holds a 50% ownership interest, and in which IPE, our controlling shareholder, holds the remaining 50%. Carmel Olefins produces ethylene, polyethylene and polypropylene, which are the principal raw materials in the plastics industry. Carmel Olefins is the only manufacturer of polypropylene and low density polyethylene in Israel. Carmel Olefins manufactures its products in three integrated facilities – a monomer facility, a polyethylene facility and a polypropylene facility. The monomer facility is fed mainly by naphtha purchased from ORL, manufactures ethylene and propylene which are used as feedstock to the polypropylene facility.

Aromatics. Aromatic materials are produced by Gadiv, a private company that is wholly-owned by ORL. Gadiv is engaged in the manufacture and sale of aromatic products. These are interim products or components of the raw materials used in manufacturing other products, and are not intended for consumption by end users. The raw materials requires by Gadiv are supplied by ORL and Carmel Olefins. Gadiv sells most (about 95%) of its products out of Israel.

DOR VENTURES

Dor Venture Capital Fund (“Dor”), headquartered in Brussels, Belgium, is a specialized venture capital fund investing in technology companies worldwide. As of December 31, 2006, we have invested an aggregate of approximately $3.6 million in one of the funds managed by Dor, and we are generally committed to invest up to additional $1.4 million in the future upon Dor’s request. To date, we received approximately $1.3 million as distributions from the fund. We currently hold approximately 13.2% of Dor. The Company has decided to discontinue its investment in Dor and not to realize its past commitment to invest an additional $1.4 million. As a result of this decision, the Company will be subject to penalties and the Company’s holdings in Dor may be diluted by 50%.

REALTIMEIMAGE LTD.

RTI was formed in 1996. It was headquartered in San Bruno, California, with research and development operations in Or-Yehuda, Israel, and employed about 42 employees (it had no employees as of December 31, 2006) before IDX Information Corporation Systems acquired the company’s business in July of 2005. We held an approximately 14.9% interest in RTI until that time. After the sale we received a dividend of $2.6 million, and the Company expects to receive an additional $0.4 million. Since RTI sold its healthcare business to IDX, it has not conducted any operations.

RTI is presented in our financial reports on a cost method. After receiving a dividend of $2.6 million, we recognized a capital gain of $1.8 million.

XMPIE INC.

XMPie, which was formed in 2000, developed and marketed software solutions for dynamic publishing in print and electronic media. The XMPie software platform was designed to allow organizations and marketing service providers, such as digital commercial printers and direct marketing agencies, to efficiently create – plan, design and produce – highly customized and personalized documents for direct marketing communication and other highly targeted messaging disciplines. XMPie is headquartered in New York, New York and, as of December 31, 2005, employed approximately 50 people. In November 2006, the Xerox Corporation acquired XMPie for approximately $48 million, including our approximately 2.3% interest in XMPie. We received $1.3 million for the sale, and we expect to receive an additional approximately $0.2 million, which is currently held in trust.

DISCONTINUED OPERATIONS

Scailex Vision

On November 1, 2005, we completed a transaction to sell the business of Scailex Vision, as described under “Item 10C. Material Contracts – Sale of Scailex Vision’s Business” below. As a result of this transaction, the results of operations of Scailex Vision are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Scailex Vision. Nevertheless, since the operations of Scailex Vision comprised one of our principal activities in the past years, the following is a brief description of Scailex Vision’s business prior to November 1, 2005. Accordingly, the following description of Scailex Vision’s business, to the extent it uses the current tense, does not purport to describe the current operations of Scailex Vision. For example, since November 2005, Scailex Vision’s business is conducted under the name of HP Industrial Printing Ltd., a wholly owned subsidiary of Hewlett-Packard (“HP”).

General. Scailex Vision Ltd. (formerly, Scitex Vision Ltd.), or Scailex Vision, is our majority owned subsidiary (approximately 77.1% interest on an issued and outstanding basis). It was a developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and indoor and outdoor advertising posters. It was also engaged in the design, development, manufacturing and marketing of advanced digital printing presses and specialized water-based inks for the packaging and textile markets based on its patented drop-on-demand inkjet technology. As of November 1, 2005, Scailex Vision employed approximately 570 employees (including employees of its sales, marketing and support subsidiaries and part-time and temporary employees).

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

Jemtex Ink Jet Printing Ltd.

In August 2006, a reorganization agreement was signed with the senior management of Jemtex, whereby our holdings in the Company were reduced from 74.9% to 15% (on a fully diluted basis). See “Item 4A. History and Development of the Company” and “Item 10C. Material Contracts.”

As a result of the aforementioned reorganization transaction, the results of operations of Jemtex are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Jemtex. Nevertheless, since the operations of Jemtex comprised one of our principal activities in the past years, the following is a brief description of Jemtex’s business prior to August 2006. Accordingly, the following description of Jemtex business, to the extent it uses the current tense, does not purport to describe the current operations of Jemtex. For additional details see Note 1b(3) to the Company’s financial statements. For details of the asset and liabilities of Jemtex and the results of the measures taken with respect to the discontinued operations of Jemtex, see Note 1b(3) of the Company’s financial statements.

Jemtex, located in Lod, Israel, was established in 1995. Jemtex is a developer of inkjet based digital systems, printheads and engines for the heavy-duty industrial printing markets for the ceramic tiles, carpet and corrugated packaging markets.

Jemtex’s Continuous Ink Jet technology was designed to allow for customization, higher flexibility in design, file changes during print runs, smaller production runs, and faster turnaround time from print order to delivery of printed material. Jemtex developed solutions for nozzle design, drop assignment and image processing algorithms for multi-nozzle alignment, calibration and on-line video process control. The design of its printheads and modular implementation aimed to assure fast assembly and up time, as well as smooth operation with higher viscosity inks and colorant concentrations. Jemtex’s strategy was to operate through strategic alliances.

CUSTOMERS & SALES

As explained in Item 3A, we did not record any revenues from our current continuing operations in the past three years.

GOVERNMENT REGULATIONS

Trade & Export. Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced in Israel by the Israeli companies in which Scailex has invested. In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products. However, there can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli subsidiaries, joint ventures and Group Companies, thereby materially harming our and their businesses.

Banking Regulations. The guidelines of the Bank of Israel relating to the limitation of on the indebtedness of a borrower and a group of borrowers provides that in the event that an entity is held by more than one person, and such holding is material for any of those persons, then that person for which the holding is material may be deemed as part of a Borrowers Group together with that person’s controlling shareholders, the held entity and their respective subsidiaries. Pursuant to such guidelines, we may be deemed part of a Borrowers Group, together with our controlling shareholders, ORL and their respective subsidiaries, since the investment in ORL’s shares is material to us. In addition, pursuant to these guidelines, in the event that we receive the control permit from the Minister of Finance and the Prime Minister and enter into the Control Agreement with Israel Corp. for the joint control of ORL, pursuant to these guidelines, we may be deemed part of a Borrowers Group comprised of our controlling shareholders, companies controlled by us, ORL, Israel Corp., and their controlling shareholders and companies controlled by them. The aforementioned Borrowers Groups related to ORL and Israel Corp. include several companies that require, or may require in the future, extensive credit facilities from Israeli banks for the operations of their businesses. The guidelines generally provide that an entity will be subject to limitations on the amount of financing available to it from an Israeli bank if such entity is included within a Borrowers Group to which the amount of debt financing that has been extended from such Israeli bank amounts to 30% of such bank’s capital, or is a member of one of the bank’s six largest borrowers or groups of borrowers to which, collectively, the amount of debt financing that has been extended from the bank amounts to 150% of such bank’s capital (gradually reduced to 135% between April 2005 and June 2006). As a result, we cannot assure you that our banks will not exceed these limits (if applicable to us) in the future. Should our banks exceed these limits, they may limit our ability to draw funds, which may have a material adverse effect on our financial condition. The guidelines also provide that a bank may request that the Israeli Supervisor of Banks exempt certain entities from the scope of the definition of a Borrower Group. Since we currently do not believe that the guidelines will impact us, we do not currently intend to request that our banks seek an exemption on our behalf from the Israel Supervisor of Banks. Should we decide to make such a request of our banks, there can be no assurance that our banks would agree to request an exemption from the Israel Supervisor of Banks on our behalf or that the Israel Supervisor of Banks would grant an exemption, if requested. Notwithstanding the foregoing, we believe that if we were to be deemed part of ORL’s or Israel Corp.‘s Borrower Group and were subject to the borrowing limitations in Israel as described above, we would still be able to obtain credit from foreign banks or by means of a debenture offering.

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

Following the sale of the businesses of SDP and Scailex Vision and the investment of the cash proceeds of such transactions, we believe we are not an “investment company” under the Investment Company Act because we are actively engaged in exploring and considering strategic investments and business opportunities and hold substantially all of our assets in cash and cash equivalents, except for our holdings in ORL, a recently privatized oil refinery located in Haifa, Israel. If we fail to receive the control permit for the exercise of control of ORL, and we otherwise fail to make other strategic, controlling investments,, the likelihood of being deemed to be an investment company would increase over time and we may be required to seek exemptive or other relief from the SEC so as not to be regulated under the Investment Company Act. No assurance can be made that we will obtain such exemptive or other relief from the SEC, if and when we seek the same. If we were deemed to be an investment company, we would not be permitted to register under the Investment Company Act without obtaining exemptive relief from the SEC because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States.

C.	ORGANIZATIONAL STRUCTURE

Scailex is part of a group of which it is the parent company. The following table sets forth the name, jurisdiction and ownership and voting interest of our principal subsidiaries, as of the date hereof:

Name	Jurisdiction	Ownership and Voting Interest
Petroleum Capital Holdings Ltd.	Israel	80.1%
Scailex Vision (Tel-Aviv) Ltd.	Israel	77.1%(1)(2)
Jemtex Ink Jet Ltd.	Israel	15%
Oil Refineries Ltd. (held through PCH)	Israel	13.39%(3)

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

(2) After giving effect to contemplated distributions to employees of Scailex Vision and outstanding options, ownership is approximately 71.8% on a fully diluted basis.

(3) Shares of ORL are held through PCH, of which we hold 80.1%. Initially, in February and March 2007, we jointly acquired 53.6% of the outstanding shares of ORL with Israel Corp. Of that amount, we held approximately 12.62% of the outstanding shares, and Israel Corp. held approximately 40.98% of the outstanding shares. In May 2007, we acquired, through PCH, additional shares in ORL, independently of Israel Corp., bringing PCH’s total holdings to approximately 13.4% of the outstanding shares. Our ability to exercise our rights with respect to these shares is contingent on our receipt of a control permit by Israeli authorities. See “Item 4B. Business Overview. Oil Refineries Ltd.”” and “Item 10C. Material Contracts”. Pursuant to the irrevocable Deed of Undertaking executed with Israel Corp., we were granted under certain conditions the right to exercise a call option allowing us to increase our holdings in ORL to 45% of the 50.25% “control core” of ORL within 120 days of the receipt of mandatory regulatory approvals required to control ORL, or until May 15, 2009, whichever is earlier. Following the exercise of this call option, and assuming PCH does not acquire additional ORL shares and that ORL does not issue additional shares, PCH would own approximately 24.9% of the outstanding shares of ORL. See “Item 10C. Material Contracts.”

D.	PROPERTY, PLANT AND EQUIPMENT

In January 2004, we relocated to new corporate administrative offices in Tel Aviv, Israel, pursuant to a Services Agreement between us and Discount. For more information about the Services Agreement, please see “Item 7B. Related Party Transactions.” That lease was terminated in September 2004 and we currently lease 147 square meters located on the same premises from another lessor for $3,500 a month.

In January 2007, we entered into lease for 325 square meters of office space in Herzliya, Israel for approximately $7,000 a month, which includes rent and monthly management fees. The lease is in effect for a period of five years and may be extended an additional ten-year period (with an option to extend the lease five consecutive times for a period of terms of two years each, rather than one additional ten-year period). As of the date of this Annual Report, we have not yet moved into the Herzliya offices and expect to do so in the summer of 2007. We are currently renovating the Herzliya offices and expect the aggregate cost of such renovations, including furniture and communication systems, to total approximately $0.6 million.

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

It should be noted that for so long as our ordinary shares were both on the TASE and Nasdaq, we prepared our financial results in accordance with U.S. GAAP. As a result of the delisting of our shares from Nasdaq in September 2006, we were no longer considered a dual-listed company for purposes of Israeli law, and as such, we were required by Israeli law to prepare our financial statements in accordance with the Israeli Securities Law Regulations. Therefore, in accordance with Israeli law, we have prepared our financial reports from the third quarter of 2006 and onwards in accordance with IFRS for the purposes of reporting in Israel, and we submit our financial statements to the SEC in accordance with U.S. GAAP, in accordance with the SEC rules and regulations. The Company also translates into the English language its IFRS financial statements that it submits in Israel and then submits those reports to the SEC under cover of a Form 6-K.

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

OVERVIEW

Historically, we were an operating company until 2000, after which time our operations were carried out by our then active subsidiaries, which focused on the industrial inkjet digital printing market. In recent years, we have sold substantially all of our operations and undergone substantial changes and developments, including:

—	the sale of the business of SDP to Kodak in January 2004;

—	the sale of the businesses of Scailex Vision to Hewlett Packard in November 2005; in which we ended our involvement in the wide format inkjet digital printing market;

—	the sale of our entire holdings in Objet in June 2005;

—	the sale of the operations of Real Time Image Ltd. and XMPie;

—	the reduction in our holdings of Jemtex to 15% in August 2006, after which we discontinued our operations in the industrial inkjet digital printing industry, as described above in "Item 4B. Business Overview" above; and

—	the purchase, through our 80.1% subsidiary, PCH, of approximately 13.4% of the share capital of ORL in February through May 2007.

As of the date of this Annual Report, we hold substantially all of our assets in financial investments and in shares of ORL, a recently privatized oil refinery located in Haifa, Israel, in which we hold, through PCH, approximately 13.4% of the outstanding shares. If we are denied the control permit by the relevant authorities, we will not be able to enter into the Control Agreement with Israel Corp. for the joint control of ORL, and we would retain a minority interest in ORL with little influence over the activities of ORL. In addition, in such event, we may elect to find more suitable investments, and we may decide to sell, subject to the exercise by Israel Corp. of its right of first refusal, the ORL shares in order to pursue such other investments. Because the shares of ORL are publicly traded, we may opt to sell our shares in ORL at a loss. See “Item 3D. Risk Factors. If we do not receive the mandatory control permit and any other required regulatory approvals required to enter into an arrangement with Israel Corp. for joint control of ORL, we will hold a minority interest in ORL with no control. In addition, in such a case, we may opt to sell our shares at a loss if we elect to pursue alternative investments.” Our current plan of operation is to explore and consider strategic investments and business opportunities.

FINANCIAL HIGHLIGHTS

In 2002, we recorded net losses of approximately $32.0 million, primarily as a result of write-downs of $22.3 million associated with our holdings in Creo.

In 2003, we recorded net income of approximately $1.4 million, which was primarily derived from approximately $8.8 million of net income from discontinued operations that resulted from the sum of the operational results of Scailex Vision, SDP and Jemtex in 2003 offset by a net loss of $7.4 million from continuing operations (mainly from headquarter expenses, impairments of our cost investments in Dor and Real Time Image Ltd., and losses derived from the Company’s proportionate share in Objet’s 2003 financial results).

In 2004, we recorded net income of approximately $47.3 million, which was primarily derived from net income from discontinued operations of $47.9 million (approximately $51.6 million of which was as a result of the sale of SDP to Kodak) offset by losses of $0.7 million from continuing operations (mainly from operating expenses incurred by our headquarters that were offset by income derived from our deposits and investments).

In 2005, we recorded net income of approximately $106.1 million, which derived from: (1) net income from continuing operations of $5.2 million that was mainly from finance income related to yield from the Company’s cash balances and income of $2.9 million in capital gains derived from the sale of Objet, offset by general and administrative expenses related to consultants and headquarter expenses; and (2) net income from discontinued operations of $100.9 million of which net income of $92.3 million related to a capital gain from the sale of Scailex Vision’s business, net income of $4.3 million related to the activities of Scailex Vision through the closing of the transaction in November 2005 and net income of $8.8 million related to the sale of SDP’s business. This net income was offset by a loss of $4.7 million related to Jemtex’s operations and an amortization of Jemtex’s technology in 2005.

In 2006, we recorded net income of approximately $22.5 million which was comprised of $11.4 million of net income related to continued operations and net income of $11.1 million related to discontinued operations. Net income from continued operations derived mainly from financial income reduced by general and administrative expenses relating to consultant and headquarter expenses. The reduction in net income as compared to net income in 2005 occurred mainly as a result of Scailex Vision’s sale to HP in 2005 which generated net income from discontinued operations. The net income from continued operations increased due to the growth of the cash balance of the Company and the increase of the monetary interest rate in the United States, where substantially all our cash is held. Since we are exploring strategic alternatives, including engaging in new areas of operations, the data presented below are not indicative of our future operating results or financial position.

A.	OPERATING RESULTS

EXPLANATORY NOTES

—	Discontinued Operations (Jemtex): In August 2006, we decreased our holdings in Jemtex from approximately 75% to approximately 15% (on a fully diluted basis). As a result of the sale, the results of operations of Jemtex are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Jemtex. Similarly, assets and liabilities relating to Jemtex are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b to our consolidated financial statements included in this Annual Report.

—	Discontinued Operations (Scailex Vision): In November 2005, we completed the sale of substantially all of the assets and business of Scailex Vision to HP. As a result of the sale, the results of operations of Scailex Vision are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Scailex Vision. Similarly, assets and liabilities relating to Scailex Vision are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(2) to our consolidated financial statements included in this Annual Report.

—	Discontinued Operations (SDP): In January 2004, we completed the sale of substantially all of the assets and business of SDP to Kodak. As a result of the sale, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to SDP. Similarly, assets and liabilities relating to SDP are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(1) to our consolidated financial statements included in this Annual Report.

—	Definition of Segments: Prior to the sale of SDP’s and Scailex Vision’s businesses, we had been reporting in two segments: high speed digital printing (SDP) and wide format digital printing (Scailex Vision). In conjunction with the commencement of reporting the results of operations of SDP and Scailex Vision as discontinued operations, we modified the definition of our business segments and our results of operations were reported in two segments – Corporate (Scailex Corporation) and Industrial inkjet printing (Jemtex). After reducing our holdings in Jemtex to 15% in 2006, we present our holdings in Jemtex on a cost investment basis and we began to report our financial statement with one segment, the corporate segment.See Notes 1a and 13 to our consolidated financial statements included in this Annual Report.

—	No Revenues. As described above, as result of the sale of SDP’s and Scailex Vision’s businesses and the reduction of our interest in Jemtex, our consolidated financial statements for prior periods have been reclassified to reflect the discontinuation of such operations. As a result, no data regarding revenues or cost of revenues is presented below.

2006 FINANCIAL HIGHLIGHTS

Some of the key aspects of our operating results in 2006 are as follows:

—	No revenues from continuing operations were recorded.

—	Net income from continuing operations of $11.4 million compared to net income from continuing operations of $5.2 million in 2005. The increase in income was principally due to an increase in finance income resulting largely from the significant increase in the company’s cash balance arising from sale of operations of Scailex Vision to Hewlett-Packard and from the increase in dollar interest rates. Other income (approximately $3.1 million) was principally due to dividends received from RTI of $2.6 million, which yielded income of $1.8 million, as well as a gain from the sale of XMPie shares for $1.3 million, fully recorded as income.

—	Net income (including from discontinued operations) was $22.5 million. Our income from discontinued operations aggregated $11.1 million and mainly consisted of: (1) A price adjustment to proceeds from the sale of Scailex Vision’s assets and operations, amounting to approximately $2.8 million (net of tax and minority); (2) Income derived from a tax refund of $12.6 million received by SDP from the U.S. tax authorities and relating to a tax return amendment that SDP filed for prior years, comprised of $7.8 million in principal amount recognized as income in 2005, and $4.8 million in linkage and interest differentials on this principal amount recognized as income in 2006; and (3) Tax income of approximately $3.1 million related to reduced tax expenses related to the Scailex Vision transaction and $2.8 derived from other tax income related to discontinued operations in previous years. This income was offset by Jemtex operational losses amounting to $2.3 million until the date our interest in Jemtex was reduced to 15% and its operations as a segment of the Company’s financial reports were discontinued.

COMPARISON OF 2004, 2005 AND 2006 FINANCIAL RESULTS

Revenues; Cost of Revenues

As explained above, as a result of the reclassification of our financial results, we did not recognize any revenues in those years.

Operating Expenses

	Year ended December 31,*
	2006	2005	2004
	(approximate $ in millions)

Research and development, gross	N/A	N/A	N/A
Less Royalty-bearing participation	N/A	N/A	N/A
Research and development, net	N/A	N/A	N/A
Marketing	N/A	N/A	N/A
General and administrative	3.0	3.0	3.2
Total operating expenses	$3.0	$3.0	$3.2

* Following the reduction of our holdings in Jemtex, our financial statements were restated to reflect the discontinuation of operations of Jemtex as a segment in the Company financial report. See Note 1b to our consolidated financial statements included in this Annual Report.

Operating expenses. Operating expenses were comprised only of general and administrative costs, which included primarily salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as investor relations expenses.

In 2006 and in 2005, operating expenses were $3.0 million and in 2004 they were $3.2 million, all of which were headquarter expenses related to general and administrative expenses and were mainly used for payment of salaries and related expenses, directors and officers insurance, investor relations expenses and consultant fees.

Financial and Other Income and Expenses

Financial income (expenses), net, consisted primarily of interest earned on bank overnight deposits and on marketable bonds (especially U.S. government and U.S. agency bonds), interest incurred on bank and other loans and exchange rate differences.

	Year ended December 31,
	2006	2005	2004
	(approximate $ in millions)

Interest income	$13.8	$4.5	$3.0
Loss on marketable securities	(0.4)	(0.1)	(0.1)

Bank charges and other (including foreign exchange
transaction losses, net)	(0.2)	(0.1)	(0.1)

Total financial income, net	$13.2	$4.3	$2.8

Total net financial income amounted to $13.2 million in 2006 compared to about $4.3 million in 2005. The significant increase was mostly due to the significant increase in the Company’s cash balance arising from sale of operations of Scailex Vision to Hewlett-Packard. (See Note 1b(2) to our consolidated financial statements) and due to an increase in dollar interest rates.

Net financial income increased from $2.8 million in 2004 to $4.3 million in 2005, due primarily to the increase in our cash balance due to the sale of the business of Scailex Vision.

Furthermore, the average overnight LIBOR rate which we receive on our cash deposits was 4.9% in 2006 compared to 3.3% in 2005 and 1.7% in 2004. This rate increased from 1.06% in the beginning of 2004 to 2.35% in the beginning of 2005 and to 4.34% at the beginning of 2006. The LIBOR rate increased to 5.34% at the end of 2006, resulting in a relatively significant impact on the financial income.

Other income for the Company in 2006 amounted to $3.1 million and was mostly due to dividends received from RTI of $2.6 million, which yielded income of $1.8 million, as well as a gain from the sale of XMPie shares for $1.3 million, fully recorded as income. In 2005, other income amounted to $0.9 million, derived mainly from receipt of a $0.8 million dividend from Dor. In 2004, other income was minimal.

Net income from continuing operations amounted to $11.4 million in 2006, compared to $5.2 million in 2005. The increase in net income was mostly due to increase in financial income and to increase in other income, as set forth above.

In 2004, the net losses from continuing operations amounted to $0.7 million and derived mainly from the headquarters expenses and the Company’s proportionate share in Objet results.

In 2006, net income from discontinued operations amounted to $11.1 million and mainly consisted of: (1) A price adjustment to proceeds from the sale of Scailex Vision assets and operations, amounting to approximately $2.8 million (net of tax and minority); (2) Income derived from a tax refund of $12.6 million received by SDP from the U.S. tax authorities relating to a tax return amendment that SDP filed for prior years, comprised of $7.8 million in principal amount recognized as income in 2005, and $4.8 million in linkage and interest differentials on this principal amount, recognized as income in 2006; and (3) Tax income net of minority of approximately $3.1 related to reduced tax income related to the Scailex Vision transaction and other tax expenses related to discontinued operations in previous years. This income was offset by Jemtex operational losses amounting to $2.3 million. The income from discontinued operations in 2005 was $100.9 million and derived mainly from the capital gain resulting from the sale of Scailex Vision to Hewlett Packard. In 2004, income from discontinued operations was $49.0 million and derived mainly from capital gains stemming from the sale of SDP’s business.

Taxes

Israeli companies are generally subject to income tax at the corporate rate of 31% for 2006 (compared to 35% for 2004 and 34% for 2005). Following an amendment to the Israeli Income Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Capital gains derived after January 1, 2003, are subject to capital gains tax at a rate of 25%. See “Item 5B – Corporate Tax Rate” below for additional information.

As of the end of 2006, our deferred income tax assets were $109.8 million, reduced from $141.1 million as of December 31, 2005, due to the liquidation of several subsidiaries and further decrease of income tax rates in Israel. We have created a valuation allowance on the entire deferred tax assets, since we believe that it is not more likely than not that these deferred tax assets will be utilized.

As of the end of 2005, our deferred income tax assets were reduced from $146 million as of December 31, 2004 to $141.1 million, mainly due to the sale of our interests in Objet and the utilization of carry-forward losses.

A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, the amount of the deferred tax asset considered realizable could be adversely affected.

The Company’s tax expenses amounted to approximately $1.5 million in 2006, stemming mainly from the write off of a tax asset of a foreign subsidiary that was not utilized because that company entered into a liquidation process in July 2006. This figure compares to the tax benefit in the amount of $0.1 million in 2005, which was mostly a net amount of creation and usage of a tax asset for utilization of carry forward losses of a foreign subsidiary. In 2004, tax income in the amount of $1.1 million was related to the creation of a deferred tax asset by one of our foreign subsidiaries in connection with the possible recognition of income in the coming year.

Equity Investments

Since June 2000, we held an equity stake in Objet Geometrics Ltd. In 2004, our proportionate share in Objet losses in 2004 was $1.4 million and in 2005 was $0.1 million. In June 2005, we sold our holdings in Objet for a consideration of $3.0 million. See “Item 4A. Principal Capital Expenditures and Divestitures.”

IMPACT OF RELATED PARTY TRANSACTIONS

We have entered into a number of agreements with related parties. Please see “Item 7B – Related Party Transactions” below for specific details as to these transactions and certain other related party transactions entered into by us.

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

Under the Companies Law certain transactions and arrangements with interested parties require approval by our board of directors and our audit committee and, in some cases, also require approval by our shareholders. In this respect, see the discussion in “Item 6C – Approval of Specified Related Party Transactions under Israeli Law” below.

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

	Year Ended December 31,
	2006	2005	2004	2003	2002

Inflation (Deflation)	(0.1)	2.4%	1.2%	(1.9)%	6.5%
Revaluation (Devaluation)	8.2	(6.8)%	1.6%	7.6%	(7.3)%
Inflation (Devaluation) gap	8.1	(4.4)%	2.8%	5.7%	(0.8)%

Costs not denominated in, or linked to, dollars are translated to dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements. To the extent such costs are linked to the Israeli Consumer Price Index, such costs may increase if the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar or if the timing of such devaluations were to lag considerably behind inflation. Conversely, such costs may, in dollar terms, decrease if the rate of inflation is lower than the rate of devaluation of the shekel against the dollar. Accordingly, our Israeli operations experienced an increase in dollar costs in 2003, 2004, and 2006 and a decrease in 2002 and 2005. The representative dollar exchange rate for converting the shekel to dollars, as reported by the Bank of Israel, was NIS 4.225 on December 31, 2006 (NIS 4.603 on December 31, 2005).

Other currencies. Prior to the sale of SDP and Scailex Vision we had a significant amount of activity in non-dollar currencies. However, subsequent to the sale of SDP and Scailex Vision the volume of activity in non-dollar currencies became nominal. Since November 2005, substantially all of the Company assets and operations have been in U.S. dollars. Since February 2007, our holdings of ORL shares through PCH have been denominated in NIS. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations included in this Item 5 and elsewhere in this Annual Report are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements often requires us to make estimates, judgments and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reported period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by our management, there may be alternative estimates, judgments or assumptions, which are also reasonable, and any estimate or assumption presented is rarely identical to the actual results. We believe that the estimates, assumptions and judgments described below have the greatest potential impact on our financial statements and consider these to be our critical accounting policies:

Deferred tax valuation allowance. Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect resulting from differences between the amounts presented in our financial statements and those taken into account for tax purposes, in accordance with the related tax laws, and from tax losses carry forward. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that all or a portion of such assets will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Due to the uncertainty as to utilization of the tax losses carry forward, a valuation allowance was provided to reduce our deferred tax assets, because we expect that for the foreseeable future it is more likely than not that all of the deferred tax assets will be realized. Conversely, the carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, we could be required to establish additional valuation allowances and the amount of the deferred tax asset considered realizable could be adversely affected by a material amount. If it were determined that we would be able to realize a deferred tax asset in excess of its net recorded amount, an adjustment to deferred tax assets would increase our income.

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

Investments in marketable securities Pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, part of the Company’s investments in marketable securities has been designated as held to maturity and part of it has been classified as available-for-sale. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders´ equity until realized. Interest and amortization of premiums and discounts for debt securities and gains and losses on securities sold are included in financial income. For all investment securities, unrealized losses that are other than temporary are recognized in net income. Investment in marketable securities – which are to be held to maturity - are stated at amortized cost with the addition of computed interest accrued as of the balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium or discount for those debt securities are carried to financial income or expenses.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective beginning as of January 1, 2007. The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this interpretation. Only tax positions that meet the “more likely than not’ recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this FIN 48. The Company is currently assessing the impact of that adoption of FIN 48 will have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not result in corrections of the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 is effective for the Company beginning as of January 1, 2008, although earlier adoption is encouraged. The Company is currently evaluating the impact of the provisions of SFAS 157 on its consolidated financial position and results of operations.

In June 2006, EITF reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” if those amounts are significant. The Company must adopt EITF 06-03 for interim and annual reporting periods beginning as of January 1, 2007. The Company does not expect that the adoption of EITF 06-03 will have a material effect on its consolidated financial position or results of operations.

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits companies to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

IMPACT OF GOVERNMENTAL POLICIES

In February 2007, we entered into a Memorandum of Understanding (the “MOU”) with Israel Corp. for the joint acquisition of ORL shares and control thereof. Pursuant to the MOU, we initially purchased through PCH, our 80.1% subsidiary, 12.62% of the outstanding shares of ORL, and Israel Corp. acquired 40.98% of the outstanding shares. Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we have received the required approval of the Antitrust Commissioner, we have experienced delays in receiving the control permit. As a result, in May 2007, we and Israel Corp. revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed to apply separately for the control permit, and in the event that PCH succeeds in receiving the control permit by May 15, 2009, the parties will enter into the Control Agreement for the joint control of ORL. Since signing the Deed of Undertaking, PCH has acquired additional ORL shares (independent of Israel Corp.), and it currently holds approximately 13.4% of the outstanding share capital of ORL.

PCH has experienced delays in receiving the control permit due to the fact that additional information was requested about Linura, which holds 19.9% of PCH. If we are denied the control permit by the relevant authorities, we will not be able to enter into the Control Agreement with Israel Corp. for the joint control of ORL, and we would retain a minority interest in ORL with little influence over the activities of ORL. In addition, in such event, we may elect to find more suitable investments, and we may elect to sell, subject to Israel Corp.‘s right of first refusal, the ORL shares in order to pursue such other investments. Because the shares of ORL are publicly traded, we may opt to sell our shares in ORL at a loss, which may materially and adversely affect our financial results. See “Item 3B. Risk Factors”, “Item 4B. Business Overview” and “Item 10C. Material Contracts.”

B.	LIQUIDITY & CAPITAL RESOURCES

OVERVIEW

On December 31, 2006, our net working capital from continuing operations was $262.3 million, compared to $230.3 million on December 31, 2005. The net working capital increased primarily as a result of an increase in the cash and cash equivalents related to continued operations that derived from further dividends received from subsidiaries and from the increase in short-term portion of financial instruments held to maturity from long-term due to upcoming maturity of the financial instruments.

On December 31, 2004, the Company’s net working capital from continuing operations was $142.7 million as compared to $230.3 million in 2005. The increase in 2005 was due to the sale of the Scailex Vision business, which increased cash and cash equivalents of the Company on a consolidated basis.

Cash, cash equivalents, and short-term investments as of December 31, 2006 for continued and discontinued operations were $280.6 million compared to $290.0 million at December 31, 2005. The decrease in 2006 was primarily attributable to the dividend of approximately $34.2 million paid by Scailex Vision in February 2006 to the minority holders of that company, which was offset by increase in current maturity of Held-to-maturity securities due to their upcoming maturity.

The cash, cash equivalents, short-term investments for continued and discontinued operations as of December 31, 2004 were $160.6 million The increase in cash, cash equivalents and short-term investments in 2005 was attributable primarily to the proceeds received from the sale of Scailex Vision’s business, which was off-set by repayments of loans drawn by Scailex Vision.

Our working capital is sufficient for the Company’s present business requirements.

Cash Flows

Overview. We had positive cash flow from operations in 2006, which amounted to $24.7 million, stemming mainly from a tax refund of $12.6 million received by SDP from the U.S. tax authorities and from financial income derived from interest received with respect to Company’s funds.

We had positive cash flow from operations in 2005, totaling $26.9 million, which was mostly due to positive cash flow from current operations of Scailex Vision up to the date of the sale of its assets, and positive cash flow from operations of the Company itself that derived mainly from financial income derived from Company investments and deposits. Negative cash flow from operations in 2004 was $10.3 million was due to discotinued operations.

Our investment activities currently consist primarily of investments and redemptions of short-term bank deposits and U.S. government securities. In 2006, $0.4 million was used in investment activities compared to $184.6 million that was generated from investment activities in 2005 and $173.2 million in 2004. The cash used in investment activities in 2006 was related primarily to tax payments related to the Scailex Vision sale adjusted mainly by the receipt in 2006 of additional consideration of approximately $6.6 million from the sale of the business of Scailex Vision and by the receipt of a dividend stemming from the sale of the operations of RTI. The cash generated from investment activities in 2005 is related primarily to the proceeds received from the sale of Scailex Vision’s business, while the cash generated from investment activities in 2004 was related primarily to the proceeds received from the sale of SDP’s business. The increase in cash generated from investment activities in 2005 compared to 2004 is related primarily to cash used for investments in marketable securities, which were significantly higher in 2004 than in 2005.

Net cash used in financing activities in 2006 was approximately $34.2 million, consisting mainly of a distribution of a dividend by Scailex Vision to its minority shareholders in February 2006. Net cash used in financing activities in 2005 was approximately $43.2 million, consisting mainly of repayment of loans drawn by Scailex Vision. Net cash used in financing activities in 2004 was approximately $133.7 million, consisting mainly of $117.9 million used in the cash distribution and tender offer and a further $15.8 million used for repayment of long and short term loans.

In sum, the net cash flow (cash and cash equivalents) used in 2006 amounted to $9.9 million.

The cash, cash equivalents and marketable securities investment (short- and long-term) balance as of December 31, 2006 was $303.5 million (of which $16.9 million was listed under current assets from discontinued operations) compared to a balance of $319.5 million as of December 31, 2005 (of which $59.7 million was listed under current assets from discontinued operations). The above balances exclude an amount of $23 million which is held in escrow under terms of the sale of the business of Scailex Vision to Hewlett Packard.

The ability of our subsidiaries to transfer funds to us in the form of cash dividends is generally subject to restrictions imposed by the corporation laws of the respective jurisdiction in which they are incorporated. For example, our Israeli subsidiaries and companies in which we currently invest may not pay dividends unless they meet specified criteria or, if these criteria are not met, only with the approval of the court. We do not believe that such restrictions or any other restrictions imposed by law on our subsidiaries have had or are expected to have any material adverse impact on our ability to meet our cash obligations.

Capital Expenditures

Capital expenditures in fixed assets of continuing operations in 2004, 2005 and 2006 were nominal. Our capital expenditures by way of equity and convertible debt investments in the companies in which we currently invest (other than our consolidated subsidiaries) in 2004, 2005 and 2006 were approximately $0.6 million, $0.3 million and $0.6 million, respectively.

Credit Facilities

The Company has a large cash balance and has no outstanding bank liabilities. For further information regarding loans related to our discontinued operations, see Note 1b of our consolidated financial statements.

Tax Audits

Not all of the tax returns of our operations are final and, from time to time, we are subject to further audit and assessment by the applicable tax authorities, including the following:

—	In Israel, we have received, or are considered to have received, final tax assessments through the 2002 tax year. Scailex Vision has final tax assessments for the years 2001 through 2005, including with respect to the sale of its business to Hewlett-Packard.

—	In the United States, in partial settlement of an audit by the Internal Revenue Service (IRS) of our U.S. subsidiaries for the years 1992 through 1996, we consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues. In February 2004, we reached a settlement with the IRS, whereby we agreed to an assessment of $5.9 million of additional federal income taxes for these years (rather than $29.6 million as initially proposed by the IRS, excluding interest accrued thereon). We had previously established balance sheet reserves on account of this audit which turned out to be sufficient. Accordingly, we paid as a final additional cash cost of the IRS audit (taking into consideration the full federal tax assessment, state taxes and interest thereon, and after application of a $21.5 million advance payment), an amount of approximately $11.6 million. In December 2004, as a result of the conclusion of this IRS audit, we filed amended federal tax returns for the years 1994, 1995 and 1997, requesting a refund of $7.8 million of federal taxes. Since we estimate that there is a high likelihood that we will receive the refund, we recorded a federal income tax receivable of $7.8 million as part of discontinued operations in 2005. In July 2006, the Company received the requested refund in the amount of $12.6 million which included an additional $4.8 million related to interest accrued on the principle amount. The total refund was recorded in discontinued operations. In 2006, a tax audit was undertaken for SDP’s 2003 tax year and concluded with no material results. In 2006, SDP was liquidated.

While we believe that we established sufficient reserves for these matters, additional payments may be required at the conclusion of these matters. It is not possible to predict at this time whether and when any eventual payments will be made.

Cash Outlook for 2007

Our investment activities, which may include investments in shares of ORL, contingent payments for past acquisitions and investments in capital assets, may be higher than the amount of cash generated from our financial income. However, our management believes that existing cash and short-term investments will be sufficient to meet operating requirements in 2007.

EFFECTIVE CORPORATE TAX RATE

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 31% for the 2006 tax year (compared to 34% for the 2005 tax year and 35% for the 2004 tax year). Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year, and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003 (other than with respect to gains deriving from the sale of listed securities).

See below under “Item 10E – Taxation” and in Note 8 to our consolidated financial statements for more information on our income taxes.

MARKET RISK

For information on our market risk and the use of financial instruments for hedging purposes, see below under “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Following the sale of Scailex Vision’s business in November 2005 and the sale of a majority of our holdings in Jemtex, we are not conducting research and development activities.

As part of the SDP transaction in January 2004 and the Scailex Vision transaction in November 2005, Kodak and Hewlett-Packard acquired all the applicable intellectual property of these subsidiaries relating to the digital printing businesses that they acquired.

D.	TREND INFORMATION

Our plan of operation is to explore and consider strategic investments and business opportunities. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof or terms on which it would occur. Since this may result in the engagement of new areas of operations, our financial data reported in this Annual Report is not necessarily indicative of our future operating results or financial position.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes therein, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes, as of December 31, 2006, our following contractual obligations to third parties for the periods indicated:

Payments Due by Period (in $ millions)
Contractual Obligations	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	N/A
Capital (Finance) Lease Obligations	N/A
Operating leases (facilities and vehicles )	0.35		0.08	0.14	0.13
Purchase Obligations	N/A
Other Long-Term Liabilities Reflected on the Company's
Balance Sheet under the GAAP of the primary financial statement	N/A
Total contractual cash obligations	0.35	[1]	0.08	0.14	0.13

(1) In connection with our lease in Herzliya, we have deposited approximately $23,000 in a bank account to secure a bank guarantee covering our obligations under the first three months of the lease. See Note 6 to our consolidated financial statements included in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management, as of June 17, 2007:

Name	Age	Director Since	Position

Eran Schwartz (2)	42	2006	Chairman of the Board of Directors
Yahel Shachar	45	--	Chief Executive Officer
Shachar Rachim	35	--	Chief Financial Officer
Moshe Cohen	55	--	Internal Auditor
Dror Barzilai (1)(2)(3)(4)	54	2006	Director
Irit Ben-Ami (1)(3)	46	2006	Director
Yoav Biran (1)(3)(4)(5)(6)	67	2005	Director
Arie Ovadia (2)	58	2006	Director
Mordechai Peled (1)(3)	47	2006	Director
Arie Silverberg (1)(2)	59	2006	Director
Shalom Singer (1)(2)(3)(5)(6)	60	2006	Director
Arie Zief (1)(5)(6)	61	2006	Director

(1)	Designated as “independent director” in accordance with NASDAQ Marketplace Rules.
(2)	Member of the financial investments committee of the board of directors.
(3)	Member of the audit committee of the board of directors.
(4)	An “External Director” pursuant to the Companies Law.
(5)	Member of the remuneration committee of the board of directors.
(6)	Member of the nominating committee of the board of directors.

Eran Schwartz serves as Chief Executive Officer of IPE, the parent company of the Company’s largest shareholder, and of I.D. Federman Holdings Ltd., a major shareholder of one of IPE’s principal shareholders, and has held such positions for in excess of the last five years. He is a director of Modgal Ltd. and of its subsidiaries. Mr. Schwartz also serves as the Chairman of Scailex Vision (Tel Aviv) Ltd. and director of IPE, Petroleum Capital Holdings Ltd., Avgol Industries (1953) Ltd., Maccabi Tel Aviv Basketball (1995) Ltd., Camera Corp Ltd., Wet Water Ltd., Secure Pharmaceuticals Ltd. and Globecom Investments Ltd. Mr. Schwartz holds a bachelors degree in economics and business management and a masters degree in business administration from Tel Aviv University, Israel.

Yahel Shachar joined Scailex in December 2001 and was appointed Chief Financial Officer and Corporate Secretary in February 2002. In 2006, he was appointed Chief Executive Officer of Scailex. Before he joined Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. from 1998 to 2001. From 1995 to 1998, he was an attorney with Goldfarb, Levy, Eran & Co., an Israeli law firm. Mr. Shachar serves as a director of Scailex Vision (Tel Aviv) Ltd., Petroleum Capital Holdings Ltd., and Ham-let (Israel-Canada) Ltd. Mr. Shachar holds an LL.M. degree from Georgetown University (specializing in corporate, tax and securities law) in Washington, D.C., and an LL.B. degree from the Tel Aviv University, and is a member of the Israeli and New York bar associations.

Shachar Rachim joined Scailex in March 2004 as the Controller of Scailex Corporation Ltd. In 2006, he was appointed Chief Financial Officer of Scailex. Prior to that he served as Assistant Controller for Discount Investments Ltd. and as a senior accountant at PricewaterhouseCoopers in Tel-Aviv. He holds a BA in economics and accounting from Ben Gurion University and a master’s degree in business administration from ESG, France. He is a certified public accountant in Israel.

Moshe Cohen has been a senior partner for 24 years in the accounting firm of Chaikin, Cohen, Rubin & Gilboa – Certified Public Accountants. Mr. Cohen serves as a director of Zoko Shiluvim Ltd. and as the Internal Auditor of a number of other public companies. He holds a BA in economics and accounting from Tel Aviv University and he is a certified public accountant in Israel.

Dror Barzilai has served during the last eight years as Chief Executive Officer of Nestle Ice Creams (Israel), a subsidiary of the Osem Group. In addition, Mr. Barzilai serves as an external director of Clal Credit Insurance Ltd. and as the Chairman of its audit committee, and as the Vice Chairman of Soy Magic (UK). He is not an employee of the Company or any of its subsidiaries or affiliated companies or of any principal shareholder or other “interested party” (as such term is defined by the Companies Law), nor is he related to any such person (which includes other directors of the Company). Mr. Barzilai is a certified public accountant (Israel) and holds a bachelor degree in accounting and economics from Tel Aviv University, Israel. He and has graduated from the Advanced Management Program at Harvard Business School.

Irit Ben-Ami served as Chief Financial Officer of some of the business units of “General Health Services” in Israel until 2003. She is a director of Dorea Ltd., Eldan-Tech Ltd. and AdvanTech Ltd. Ms. Ben-Ami holds a bachelor’s degree in economics and accounting from Haifa University, Israel; an M.H.A. from Ben Gurion University, Beersheba, Israel; and a law degree from the Sha’arei Mishpat College of Law, Israel. She is a certified public accountant (Israel) and a member of the Israeli bar association.

Yoav Biran was Director General of the Israel Ministry of Foreign Affairs from 2002 until 2004. Prior thereto, From 1998 to 2002, he served as Senior Deputy Director General of the Ministry of Foreign Affairs with special responsibility for the Middle East and the coordination of the peace process and, from 1999 to 2001, he also acted as a Deputy National Security Advisor (Foreign Policy) in the Israel Prime Minister’s Office. From 1988 to 1993, Mr. Biran was Israel’s Ambassador to the United Kingdom. He joined the Israel Ministry of Foreign Affairs in 1963 and served in a number of increasingly senior positions, both in Israel and abroad, until his appointment as Ambassador in 1988. He holds bachelor’s degrees in International Relations and History and a master’s degree in International Relations from the Hebrew University, Israel.

Dr. Arie Ovadia has, during the last five years, served as Chairman of the Phoenix Holdings Ltd., acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of IPE, Straus Elite Ltd., Real Estate Participations In Israel Ltd., Orda Print Industries Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd. and Destiny Investments Ltd. He holds a P.hD. in economics from University of Pennsylvania, Wharton School.

Modi Peled has, during the last five years, served as Managing Partner of Proviso Capital Ltd. He serves as Managing Director of Pelgo Ltd. Mr. Peled also served in 2002 and 2003 as Chief Executive Officer of Migdal Private Equity Ltd. He is a director of Fourier Systems Ltd. Mr. Peled holds a bachelor’s degree in economics and business management and a master’s degree in business administration, both from Tel Aviv University, Israel.

Arie Silverberg has, during the last five years, acted as an advisor to Glencore International AG, and for the last two years he has also been a director and Chief Executive Officer of Energy Infrastructure Acquisition Company Ltd. Until November 2006, he was a director of Granite Hacarmel Ltd. and many of its subsidiaries, Sonol Ltd., Sonol Israel Ltd., Supergas – Israeli Company for the Distribution of Gas Ltd., Organim Beyarok Ltd., Tambour Ecology Ltd. and Boroglan Ltd.  He is currently a board member of PCH.  He holds a bachelors degree and a master’s degree in chemical engineering from the Technion – Israel Institute of Technology in Haifa, Israel.

Shalom Singer serves as a partner of Singer Barnea & Co. Ltd. and as Chairman of Clal Insurance Company Ltd.‘s Investment Committee of Profit Participating Policies. From 2003 to 2005, Mr. Singer served as the Chairman and CEO of Kagam Central Pension Fund. From 1999 to 2002 he served as Executive Vice President of Elbit Medical Imaging Ltd. From 1991 until1992 he served as the Director General of the Israeli Ministry of Finance. Mr. Singer is a director of Scope-Metal Trading & Technical Services Ltd., Israel Petrochemical Enterprises Ltd. and Robert Marcus Loss Adjusters Ltd. He holds a bachelor’s degree in accounting from Haifa University, Israel.

Arie Zief has, during the last five years, served as Chief Executive Officer of Dubek Ltd., a tobacco company, and Chairman of Modgal Ltd. From 1991 to 1997, he was Director-General, Israeli Customs & Excise and VAT, and from 1999 to 2003, he was Chairman of United Mizrachi Bank Investments. Mr. Zief is a director of Carmel Olefins Ltd., IPE, Ardalia Ltd. and Scailex Vision (Tel Aviv) Ltd. and is a member of the advisory committee to the Bank of Israel. He holds a bachelors degree in economics from the Hebrew University, Israel.

Additional Information

Upon the sale of Clal’s and Discount’s entire holdings in Scailex (constituting 18,800,255 shares, representing approximately 49.4% of Scailex’s outstanding share capital) to Israel Petrochemicals Enterprise Ltd. on July 18, 2006, the following directors resigned from the Board: Arie Mientkavich, Shimon Alon, Avraham Asheri, Raanan Cohen, Avi Fischer, Nachum Shamir, Shay Livnat and Ophira Rosolio-Aharonson. They were replaced immediately by the following seven new directors: Eran Schwartz, Irit Ben-Ami, Dr. Arie Ovadia, Modi Peled, Arie Silverberg, Shalom Singer and Arie Zief. Mr. Eran Schwartz, CEO of IPE, was appointed Chairman of our board of directors, replacing Mr. Arie Mientkavich, who served as the Chairman since June 2006, when he replaced Mr. Ami Erel, who held the position since 2003.

In addition, Mr. Yahel Shachar, the former CFO of Scailex, was appointed as CEO of Scailex, replacing Mr. Raanan Cohen. Mr. Shachar Rachim, the former controller of Scailex, was appointed as CFO.

Mr. Yoav Biran was elected as one of our external directors at our 2005 Annual General Meeting which was held on December 29, 2005. He succeeded Ariella Zochovitzky, who had been our external director since 2002. Mr. Dror Barzilai was elected as our other external director at our 2006 Annual General Meeting, which was held on December 31, 2006. He succeeded Mr. Gerald Dogon, who had served in such capacity since 2003.

There are no family relationships among any of the directors or members of senior management named above.

B.	COMPENSATION

General

The total salary and benefits of the directors and the CEO and related expenses for the fiscal year ended December 31, 2006 was $753,000 (including a one-time payment of $250,000 received by the CEO directly from our two former major shareholders after the control of the Company was transferred).

The following table sets forth with respect to all directors and senior management of Scailex, as a group, all cash and cash-equivalent forms of remuneration paid by Scailex during the fiscal year ended December 31, 2005 and 2006:

	Salaries, fees, directors' fees, commissions and bonuses	Other benefits**

2006: All directors and senior management as a group (consisting of 11 persons)	$904,152	$33,120

2005: All directors and senior management as a group (consisting of 11 persons)*	$662,877	$31,836

*	Excludes compensation of one person who is part of our discontinued operations (Scailex Vision).
**	These sums were set aside by us to provide pension, retirement and severance benefits to members of our senior management.

Total payments by the Company and its subsidiaries to the CEO for the fiscal year ended December 31, 2006 equaled: $208,000; to the CFO, $124,000; to the Chairman of the Board, $123,000; and to the Internal Auditor, $7000. The CEO and the CFO of the Company also received a one-time payment directly from our two former major shareholders after the control of the Company was transferred in the amount of $250,000 and $20,000, respectively.

In accordance with the approval of our shareholders on December 27, 2000, our external directors receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted for each external director under regulations issued pursuant to the Companies Law (approximately $11,400 per annum for directors fees and participation fees of approximately $440 per board or committee meeting), although new regulations were approved in 2003, which would, in certain circumstances, permit us to pay higher fees. Directors’ fees and participation fees of a similar amount are paid to all our other directors, other than directors who are office holders of our principal shareholders. Except as aforesaid, we did not compensate any of our other directors in 2006.

Pursuant to our 2003 Option Plan, in 2004, options exercisable for 120,000 ordinary shares were granted to the Company’s CFO at the time, Yahel Shachar, who presently serves as the Company’s CEO. In addition, options exercisable for 48,000 ordinary shares, were granted to the Company’s Controller at the time, Shachar Rachim, who currently serves as the Company’s CFO. The options were granted with an exercise price of $3.70 per share, and were exercisable in three equal parts, beginning in January 2005 for the Company’s CEO and in March 2005 for the Company’s CFO. In February 2007, Mr. Shachar exercised 80,000 options for Company shares, and Mr. Rachim exercised 32,000 options for Company shares at an exercise price of $3.70 per option. Immediately after exercising those options, the two sold the shares to IPE at a price of approximately $9.14 per share. See “Item 6E. Share Ownership” below.

There are no arrangements or understandings between us and any of our directors for benefits upon termination of service.

Additional Information

In connection with the sale of the business of Scailex Vision to Hewlett-Packard in November 2005, our shareholders approved the grant of a special cash bonus in the amount of $168,600 to Mr. Raanan Cohen, our former President and CEO. In addition to the bonus paid by Scailex, each of Discount and Clal agreed to pay Mr. Cohen a bonus in an amount of $15,700. These amounts reflect the respective proportional holdings of Scailex, Clal and Discount in Scailex Vision. The overall bonus amount paid to Mr. Cohen was $200,000.

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

ELECTION OF DIRECTORS

Our directors are elected at annual meetings of our shareholders. Except for our external directors (as described below), our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

Under an amendment to the Israeli Companies Law, our board of directors was required to determine, by April 19, 2006, the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our board determined that the board should include at least two directors who have “accounting and financial expertise.” We have determined that Messrs. Shalom Singer and Dror Barzilai have the requisite “accounting and financial expertise.”

ALTERNATE DIRECTORS

Our articles of association provide that a director may appoint another person to serve as an alternate director. An external director may not appoint an alternate director, except in very limited circumstances. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director. An alternate director shall have all the rights and obligations of the director who appointed him or her. The alternate director may not act for such director at any meeting at which the director appointing him or her is present. Unless the time or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. Notwithstanding the foregoing, a director may serve as an alternate director on any committee of our board of directors of which he or she is not already a member. At present, there are no appointments of alternate directors.

EXTERNAL DIRECTORS

Under the Companies Law, Israeli companies whose shares are listed for trading on a stock exchange or have been offered as securities to the public in or outside of Israel are required to appoint at least two “external directors.” Our external directors are Messrs. Yoav Biran and Dror Barzilai.

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

Pursuant to an amendment to the Companies Law, effective as of January 19, 2005, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” We believe that Mr. Barzilai has the requisite “accounting and financial expertise” and that Mr. Biran has the requisite “professional qualifications.”

No person can serve as an outside director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

—	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years. The term of office of Mr. Barzilai and Mr. Biran commenced in December 2006 and December 2005, respectively.

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

INDEPENDENT DIRECTORS

In October 2006, we were de-listed from Nasdaq because the Company was determined by the Nasdaq staff to be a public shell lacking any business operations. As of the date of this Annual Report, the Company’s shares are quoted on the OTC Bulletin Board in the United States. Despite the fact that our shares have been de-listed from Nasdaq, we still make efforts to comply with the corporate governance provisions of the Nasdaq Marketplace Rules.

Of the nine (9) members of our board of directors, our board of directors has determined that, except for Mr. Eran Schwartz and Dr. Arie Ovadia, all other directors qualify as “independent directors” within the meaning of the Nasdaq Marketplace Rules, including all the members of our audit committee.

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

Pursuant to SEC rules, effective as of July 31, 2005, the members of the audit committee are generally required to be independent within the meaning of the SEC rules. Our audit committee comprises Mr. Singer, chairman of the audit committee, Messrs. Barzilai and Biran (our Outside directors), Ms. Ben-Ami, and Mr. Peled, all of whom are independent within the meaning of applicable Nasdaq and SEC rules. In addition, we have adopted a charter for the audit committee.

Our audit committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our outside auditors. Our audit committee also has the authority and responsibility to oversee our outside auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our outside auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. A recent amendment to our Articles of Association allows for the appointment of our auditors for a complete fiscal year, beyond the Annual General Meeting.

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

Remuneration Committee. Our board of directors has also appointed a remuneration committee, which is currently comprised of Arie Zief, Yoav Biran and Shalom Singer, all of whom are independent within the meaning of Nasdaq Marketplace Rules. The role of the remuneration committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the remuneration committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

Financial Investments Committee. Our board of directors has also appointed a financial investments committee, which is currently comprised of Dr. Arie Ovadia, and Messrs. Dror Barzilai, Eran Schwartz, Arie Silverberg and Shalom Singer. The role of the financial investments committee is to review and manage our financial investments and cash management in accordance with the principles approved by the board of directors.

Nominating Committee. In March 2005, our board of directors established a nominating committee, which is currently comprised of Messrs. Shalom Singer, Yoav Biran and Arie Zief, all of whom are independent within the meaning of the Nasdaq Marketplace Rules. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board.

INTERNAL AUDITOR

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Moshe Cohen of Chaikin, Cohen, Rubin & Gilboa, an Israeli accounting firm, serves as our internal auditor.

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

Our articles were amended in December 2000 to contain provisions in line with the aforesaid provisions and, having obtained the approvals required under the Companies Law and our articles, we have procured the permitted insurance for our office holders. In December 2003, the Company’s shareholders set the maximum annual premium for such insurance at $1.0 million. The Company has insurance coverage for $30 million that is in effect until August 14, 2007. The annual premium for such coverage is approximately $0.4 million.

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

In April 2004, the Company’s audit committee, board of directors and shareholders, in that order, also resolved to indemnify the Company’s office holders, including any future director or officer of the Company who may be considered a “controlling shareholder” (as such term is defined under the Companies Law), by providing them with a Letter of Indemnification to be substantially in the form approved by the shareholders. In December 2005, the Company approved certain revisions to the Letter of Indemnification. These changes include provisions that the maximum indemnification amount payable by the Company to all officers eligible for indemnification is not to exceed $100 million, except for exceptional cases to be approved by the Company’s shareholders and audit committee. See Exhibit 4(c)(3) in Item 19 for the form of the Letter of Indemnification to office holders.

On April 30, 2007, the Company’s General Meeting approved the grant of Letters of Exculpation to current and future Company office holders, relieving them from liability to the Company, directly or indirectly, for any damage caused or that may be caused to the Company resulting from a breach of an office holder’s duty of care owed the Company, subject to certain limitations set forth by applicable Israeli law.

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

D.	EMPLOYEES

The following table details certain data on the workforce of Scailex and its consolidated subsidiaries for the periods indicated*:

	As of December 31,
	2006		2005	2004

Approximate numbers of employees by geographic location
United States	1	[1]	1	1
Israel	4		4	5

Total workforce	5		5	6

Approximate numbers of employees by category of activity
General and administrative	5		5	6

Total workforce	5		5	6

* Excludes the employees of SDP, Scailex Vision and Jemtex for these years as a result of the sale of SDP’s business in January 2004, the sale of Scailex Vision’s business in November 2005 and the reduction of holdings in Jemtex in August 2006.

(1) This employee’s employment agreement is due to expire at the end of June 2007.

We consider our relations with our employees to be positive and we have never experienced a strike or work stoppage.

Our employees are not generally represented by labor unions. Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and Israel’s Coordination Bureau of Economic Organizations (including the Manufacturers’ Association) are applicable to such employees by Israeli governmental order. These provisions principally concern cost-of-living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination, severance payments and other conditions of employment. However, we generally provide our employees with benefits and conditions beyond the required minimums, including payment to managers’ insurance policies and pension funds and contributions to funds to provide severance. Employee agreements are generally for an undetermined term and each party may terminate the relationship at will. As of the reporting date, the Company has no material dependency on any employee.

E.	SHARE OWNERSHIP

SECURITY OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

None of our directors own any of our shares or hold any stock options for the purchase of our shares, except for Mordechai Peled who is the CEO of Pelgo Ltd., which holds 2,300 shares, constituting 0.01% of the outstanding shares of the Company. Although several of our directors are directors or officers of our major shareholders or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders.

None of our executive officers own any of our shares or hold any stock options for the purchase of our shares, except for our CEO, Mr. Yahel Shachar, and our CFO, Mr. Shachar Rachim, who were granted options. Mr. Shachar beneficially owns 40,000 shares, all of which are in the form of stock options which are exercisable within 60 days of the date of this Annual Report. The exercise price of all the stock options held by Mr. Shachar is $3.70 per share and they expire in September 2014. Mr. Rachim beneficially owns 16,000 shares, all of which are in the form of stock options, which are exercisable within 60 days of the date of this Annual Report. The exercise price of all the stock options held by Mr. Rachim is $3.70 per share and they expire in September 2014. All of these options were granted pursuant to our 2003 Stock Option Plan described below. See ” Item 6A. Directors and Senior Management” above.

STOCK OPTION PLANS

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

—	1991 Plan. In September 1991, our shareholders approved the Israel Key Employee Share Incentive Plan 1991, primarily designed for employees of Scailex and its Israeli subsidiaries. Terms of the options granted under this plan, such as length of term, exercise price, vesting and exercisability, were determined by our board of directors. This plan expired in September 2001, except with respect to outstanding options granted under such plans. Accordingly, no further options can be granted under this plan. Options exercisable for 22,500 shares remain outstanding under this plan and expire in either December 2007 or December 2008.

—	2001 and 2003 Plans. In December 2001, our shareholders approved the adoption of the 2001 Stock Option Plan, primarily designed for key employees of Scailex and its subsidiaries. In December 2003, our shareholders approved the adoption of the 2003 Share Option Plan, designed for employees and officers of the Company who are Israeli residents. Under the 2003 plan, the options are allocated pursuant to Section 102 of the Income Tax Ordinance and regulations thereof. The aggregate number of our shares authorized and reserved for issuance under the 2001 and 2003 plan is 1,900,000 shares, such shares being available for issuance under either of the two plans. Terms of the options granted under these plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors. In 2004, pursuant to the 2003 plan, our board of directors approved the grant to the Company’s current Chief Executive Officer and Chief Financial Officer of options for the purchase of a aggregate of 168,000 shares, which constituted 0.4% of our issued share capital (on a fully diluted basis). In February 2007, options were exercised for the purchase of 112,000 of these shares, leaving a balance of options exercisable for 56,000 shares outstanding. There have been no option grants under the 2001 plan. Currently, all outstanding options under the 2003 plan expire in September 2014.

The following table summarizes certain information with respect to the foregoing plans:

	1991 Share Option Plans	2001 and 2003 Share Option Plans*

Number of shares available for future option awards	0	1,732,000
Number of options outstanding	22,500	56,000
Weighted average exercise price of options outstanding	$11.38	$3.70

* The data presented in this column are as of the date of this Annual Report.

The foregoing description is qualified in its entirety by reference to the Israel Key Employee Share Incentive Plan 1991, the 2001 Stock Option Plan (as amended, 2003), and to the 2003 Share Option Plan which are filed as exhibits in Item 19 of this Annual Report, all of which are hereby incorporated by reference.

REPURCHASE PROGRAM

In May 1998, our board of directors approved a program for our repurchase of up to two million of our ordinary shares, to be held for the benefit of employees within the framework of our stock option plans. These ordinary shares are held by a trustee for reissuance to employees upon the exercise of existing stock options. Under the approved program, we may not purchase ordinary shares from our major shareholders. A balance of 448,975 ordinary shares is held by the trustee pursuant to the program, purchased with funds provided by us. No ordinary shares have been repurchased under this program since August 5, 1999.

ITEM 7.	MAJOR SHAREHOLDERS & RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Unless otherwise stated, all data in this Item 7 is as of June 17, 2007, at which date there were 43,579,388 of our ordinary shares outstanding, excluding:

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

The following table sets forth the number of our ordinary shares owned by any person who is known to us to own beneficially more than 5% of our ordinary shares:

Name and Address	Number of Shares Owned*	Percent of Shares Outstanding*

Israel Petrochemical Enterprises Ltd. (1)(2)	19,112,255	50.06%
Ilan Ben Dov (3)(4)	10,931,823	28.63%
Tao Tsuot Ltd. (4)	6,088,826	15.95%
Suny Electronics Ltd. (4)	4,725,935	12.41%

(1)	Of the Company shares controlled by IPE, 49.39% of the outstanding shares in the Company (approximately 97.6% of the shares held by IPE) are subject to a first priority lien, unlimited in amount, that was granted by IPE to Israeli institutional investors in order to secure the repayment of debentures, in the principal amount of NIS 700 million, issued by IPE in a private placement by IPE to these investors in December 2006. Thus, a default on the debentures issued by IPE could result in a change of control of the Company

(2)	These shares are held directly by Petrochemicals Holdings Ltd., a wholly-owned subsidiary of IPE. IPE is controlled 60.91% by Modgal Industries (99) Ltd., 12.29% by ORL, and 6.67% by Keter Plastic. Modgal Industries (99) Ltd. is held by Modgal Ltd. (50.14%), European Holdings International Ltd. (23.03%), and Adler BV (26.83%).

Modgal Ltd. is held by Gima Investments Ltd. (50%), I.D. Federman Holdings Ltd. (47%), and Eran Schwartz (3%). The shareholders of Gima Investments Ltd. are Jacob Gottenstein (37.5%), Alex Passal (37.5%), Arie Silverberg (12.5%) and Micha Lazar (12.5%), and the shareholders of I.D. Federman Holdings Ltd. are Adi Federman (49%) and Shelly Federman (49%) and Irit Federman (mother of Adi and Shelly Federman) (2%).

European Holdings International Ltd. is held by Petrol Investments Ltd. (50%) and Petco Investments Ltd. (50%). The shareholder of Petrol Investments Ltd. is David Federman, the husband of Irit Federman and father of Adi and Shelly Federman. Petco Investments Ltd. has the same shareholders as Gima Investments Ltd.

The shares of Adler BV are held by Leonid Nevzlin (71%); Mikhail Brundo (7%); Vladmir Dubov (7%), Platon Levadov (7%); and Vassily Shkanovsky (7%).

(3)	As described in footnote (4) below, Mr. Ben Dov may be deemed to beneficially own all of the shares held directly by Tao Tsuot Ltd. (“Tao”) and Suny Electronics Ltd. (“Suny”). Accordingly, the number of shares listed as owned by Mr. Ben Dov includes the shares that are listed as owned by Tao and Suny.

(4)	Tao directly owns 6,088,826 ordinary shares of the Issuer, and Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov, beneficially owns 81.30% of the shares of Tao. Accordingly, Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao are the beneficial owners of 6,088,826 ordinary shares of the Issuer that are directly held by Tao. Mr. Ben Dov and Harmony (Ben Dov) Ltd. are also the beneficial owners of 117,062 ordinary shares of the Issuer that are directly held by Harmony (Ben Dov) Ltd.

Suny directly owns 4,725,935 ordinary shares of the Issuer, and Ben Dov Holdings Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.04% of the shares of Suny. Accordingly, Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny are the beneficial owners of 4,725,935 ordinary shares of the Issuer that are directly held by Suny.

Mr. Ben Dov may therefore be deemed to have the sole voting and dispositive power as to the aggregate 10,931,823 ordinary shares of the Issuer held of record by Tao, Harmony (Ben Dov) Ltd. and Suny.

Significant changes in percentage ownership by major shareholders during last three years

Based upon public filings with the SEC by Ilan Ben Dov, Ben Dov Holdings Ltd., a company wholly owned by Mr. Ben Dov, and Suny, in August 2004, Mr. Ben Dov, Ben Dov Holdings Ltd., and Suny became the beneficial owners of 2,043,997 ordinary shares which were held directly by Suny, representing 5.37% of our outstanding ordinary shares at the time,. Since July 2004, Mr. Ben Dov, Ben Dov Holdings Ltd., and Suny and/or their affiliates, purchased, from time to time, additional ordinary shares, and Tao, in which Mr. Ben Dov directly and indirectly has an 81.30% interest, and Harmony (Ben Dov) Ltd., a company wholly owned by Mr. Ben Dov, also acquired ordinary shares. Based on public filings made in May 2007, Mr. Ben Dov may now be deemed to have the sole voting and dispositive power as to the aggregate of 10,931,823 ordinary shares of the Company, due to his holdings in Suny, Tao and Harmony. See shareholder table above in this Item 7 describing the holdings of these entities.

Based upon reports received by the Company during 2004, Mivtach Shamir Holdings Ltd. (“Mivtach Shamir”) was the beneficial owner of 2,090,200 ordinary shares, representing 5.49% of our outstanding ordinary shares at the time. In January 2007, based upon a public filing with the SEC, Mivtach Shamir reported that their shareholdings in Scailex were 1,069,230 ordinary shares, representing 2.8% of our outstanding ordinary shares, and it had therefore ceased to be a beneficial owner of 5% or more of our shares. Meir Shamir, Chairman of Mivtach Shamir and owner of 40.2% of its shares, had entered into a shareholders agreement with the holder of a further 14.91% of the shares of Mivtach Shamir. Accordingly, he was deemed to beneficial own the shares in Scailex held by Mivtach Shamir.

On July 18, 2006, the Company’s then principal shareholders, Clal and Discount, completed the sale of all of the 18,800,255 Scailex shares held by them, representing approximately 49.4% of Scailex’s outstanding share capital, to a fully owned subsidiary of Israel Petrochemicals Enterprise Ltd. (IPE), an Israeli holding company whose shares are traded on the Tel Aviv Stock Exchange. IPE’s controlling shareholder is Modgal Industries Ltd., which holds 60.91% of IPE share capital. 50.14% of Modgal Industries Ltd. is held by Modgal Ltd., a company held by Gima Investments Ltd. (50%), I.D. Federman Holdings Ltd. (47%) and Eran Schwartz (3%).

The shares were acquired by IPE for an aggregate purchase price of $165.0 million, and additional $2.6 million to be paid within 10 business days from closing due to an adjustment in the purchase price relating to the $12.6 million tax refund received by Scailex. The purchase price is subject to certain additional adjustments according to the sale agreement.

In February 2007, IPE purchased 112,000 shares from two executives of the Company and an additional 200,000 shares on TASE, increasing its total holdings in the Company to 50.06%.

RECORD HOLDERS

Based on a review of the information provided to us primarily by our transfer agent, as of May 25, 2007, we had 296 shareholders of record, of whom 263 were registered with addresses in the United States, representing approximately 33.44% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.27% of our outstanding ordinary shares as of said date).

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

Globecom Management Agreement

On May 1, 2007, the Company entered into a management agreement with Globecom Investments Ltd., (“Globecom”), a private company under the control of Mr. Eran Schwartz, the Chairman of the Board of Scailex. Under the agreement Globecom, through Mr. Schwartz, is to provide management services to the Company. The term of the agreement is for 18 months, commencing on July 2006, when Mr. Schwartz became Chairman of the Company’s board of directors. The agreement will terminate on December 31, 2007, unless either party terminates it earlier by giving six months’ advanced notice.

The management agreement sets forth that the scope of services to be provided will be determined in accordance with actual needs of the Company. The monthly aggregate cost to be paid by the Company for such services under the agreement is approximately $24,000, to be linked to the Israeli consumer price index. Globecom will also be entitled to the reimbursement of reasonable expenses.

The agreement sets forth that Globecom and Schwartz are to receive indemnification rights and insurance coverage similar to the rights and coverage offered to other Company office holders. The agreement includes non-competition provisions which apply for the term of the agreement and an additional six months beyond termination.

Services Agreements

The discussion below relates to two agreements that terminated in July 2006.

Clal Services Agreement. In November 2001, we entered into a Services Agreement with Clal in connection with the transfer of our corporate offices to facilities leased to Clal at the Azrieli Center, Tel Aviv and the seconding of personnel. Pursuant to the Clal Services Agreement, Clal provided us with office space for our personnel, together with other services, such as accounting, security, information management services (MIS) and cleaning. In addition, Clal seconded certain executives to serve in various management positions with us. In addition, with effect from January 1, 2003, two other Scailex employees became employees of Clal and were seconded back to us for 100% of their work hours. Pursuant to the Clal Services Agreement, other employees of Clal and Scailex were available for secondment to each other (on a full time or part time basis) on an as-needed basis, as agreed from time to time between the parties.

The Clal Services Agreement provided that certain services could be provided by subsidiaries of Clal or directly from third party suppliers, and Clal may assign its rights and obligations under the Clal Services Agreement, in whole or in part, to its affiliates. Generally, the services rendered (other than the seconding of employees) were to be provided by Clal at the actual cost incurred by Clal for the services and do not include any overhead expense, or general and administrative cost. However, if the actual cost incurred by Clal would not be determined with respect to any service, the cost to us would generally be calculated either (i) on the basis of the proportion of office space occupied by us at Azrieli Center (including, proportionally, by employees seconded to us by Clal and excluding, proportionally, employees seconded to Clal by us), for rental of the facilities and common parts, cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance; or (ii) on the basis of the number of our employees located at Azrieli Center (including, proportionally, those seconded to us by Clal and excluding, proportionally, those seconded to Clal by us) for other, generally unspecified, services. Certain services, such as accounting and MIS services, were at a fixed rate. See Note 8b to our consolidated financial statements included in this Annual Report.

The audit committees of both Scailex and Clal agreed to periodically review and adjust the services rendered and amounts paid pursuant to the Clal Services Agreement. However, the aggregate changes in respect of (i) the amount payable for seconded employees could not exceed an additional $300,000 per annum and (ii) the amount payable for other services provided to us could not exceed an additional $20,000 per quarter, in each case, in excess of the amount envisaged at the commencement of the Clal Services Agreement.

In light of the Discount Services Agreement (described below), which became effective in January 2004, we and Clal agreed to suspend substantially all the services provided by Clal to us pursuant to the Clal Services Agreement, including the termination of (1) the use by us of the office space provided by Clal, including related ancillary services (such as cleaning, security and MIS), and (2) the seconding of personnel by Clal to us, which was no longer required. The other provisions of the Clal Services Agreement continued in full force and effect, and Clal could continue to provide certain other services to us pursuant to the Clal Services Agreement.

The Clal Services Agreement was submitted to and approved by our audit committee, our board of directors and our shareholders, in that order. Similarly, the suspension of certain services under the Services Agreement was also submitted to and approved by our audit committee, our board of directors and our shareholders, in that order.

The Clal Services Agreement terminated on July 18, 2006.

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

Pursuant to the Discount Services Agreement, Discount provided us with office space at the Azrieli Center for our personnel, together with ancillary services, such as cleaning, security and MIS, similar to that previously provided by Clal pursuant to the Clal Services Agreement. In addition, with effect from January 5, 2004, Discount seconded Mr. Raanan Cohen, Vice President of Discount (or another senior officer of Discount if agreed upon by us and Discount) to serve as Interim President and Chief Executive Officer of Scailex, dedicating approximately 40% of his work hours to us. We were required to provide to such person an indemnity letter in connection with personal liabilities that could arise from serving in such capacity similar to the letter provided by us to our other executive officers. Mr. Cohen’s tenure as Interim President and Chief Executive Officer ended in July 2006, when CEI and Discount sold their holdings in the Company to IPE.

Certain services could be provided by Discount through its subsidiaries or directly from third party suppliers. Discount could assign its rights and obligations under the Discount Services Agreement, in whole or in part, to its affiliates. Generally, the services rendered were to be provided by Discount at the actual cost incurred by Discount for the services and would not include any overhead expense, or general and administrative cost. However, if the actual cost incurred by Discount could not be determined with respect to any service, the cost to us would generally be calculated either (i) on the basis of the proportion of the office space occupied by us at Azrieli Center (including a relative part of common areas) for cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance or (ii) on the basis of the number of our employees located at Azrieli Center for other, generally unspecified, services, according to the nature of the service.

Our audit committee periodically reviewed the services rendered and amounts paid under the Discount Services Agreement. The specific approval of our audit committees was required for any material increases in the amounts paid under the Discount Services Agreement. However, in no event could the aggregate increase in the office space occupied by us at Azrieli Center exceed 175% of the office space occupied by us at the commencement of the agreement. Initially, the aggregate cost of the services (including the leased office space, but excluding the seconding of Mr. Cohen) was approximately $17,000 per fiscal quarter. However, since September 2004, we no longer leased the office space from Discount. As for the services of Mr. Cohen as our President and CEO, we were required to pay Discount the sum of NIS 500,000 (equivalent to approximately $112,000 based on the then-current exchange rate) per annum. This sum was based upon the actual cost incurred by Discount with respect to the services of Mr. Cohen. In the event of a change in the cost of such services to Discount or, having regard to our needs, if the parties agreed upon a change in the percentage of the work hours to be dedicated to us by Mr. Cohen (or such other senior officer of Discount who was to serve as President and/or Chief Executive Officer of Scailex), the consideration payable for these services was to be increased or decreased accordingly, subject to the approval of our audit committee, provided that in no event could the sum payable in respect of such services exceed NIS 750,000 (equivalent to approximately $170,000 based on the then-current exchange rate) per annum. Discount waived its right to receive payments in respect of Mr. Cohen’s fees for the period commencing on January 1, 2006 and thereafter.

The Discount Services Agreement was submitted to and approved by our audit committee, our board of directors and our shareholders, in that order.

The Discount Services Agreement terminated on July 18, 2006; however certain ongoing obligations related to MIS services and parking payments remain.

The foregoing description of the Discount Services Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Discount Services Agreement filed by us as Exhibit 4(d)(3) in Item 19.

Sale of Scailex Vision’s Business

In connection with the sale of Scailex Vision’s business to Hewlett-Packard, we entered into non-material agreements with Scailex Vision regarding the management thereof following the sale, as well. See “Item 10C. Material Contracts – Sale of Scailex Vision” below.

C.	INTERESTS OF EXPERT AND COUNSEL.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Our consolidated financial statements are set forth in Item 18.

LEGAL PROCEEDINGS

We are from time to time named as a defendant in certain routine litigation incidental to our business. We are currently not party to any legal proceedings which would reasonably be expected to have a material adverse effect on our financial position. For a discussion of other pending legal proceedings, see Note 6b to our consolidated financial statements included in this Annual Report.

DIVIDEND POLICY

Except as described below, we did not distribute any dividends (in cash or otherwise), bonus shares or declared any split, recapitalization or make any rights offerings to the holders of our shares since the third quarter of 1996. Payment of dividends is considered by the Board from time to time, and a payment, or non-payment, of a dividend should not be considered indicative as to the payment of future dividends. For general information on the applicable tax rate on dividends, please see in “Item 10E. – Taxation” below.

On July 12, 2004, we distributed $2.36 per ordinary share, or approximately $90 million in the aggregate, to our shareholders of record as of June 30, 2004.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed and traded on TASE, since 2001 under the symbol “SCIX”. Our shares were listed for trade on the Nasdaq Global Market from 1980 until October 2006. In October 2006, our ordinary shares were de-listed from Nasdaq as a result of a determination by the Nasdaq staff that we are a public shell lacking any business operations. As at the date of this Annual Report, the Company’s shares are traded on TASE and are quoted on the OTC Bulletin Board (“OTCBB”) in the United States.

All share prices below on Nasdaq and on the OTCBB are reported in U.S. dollars, and all share prices below on TASE are reported in NIS. As of December 31, 2006, the exchange rate was equal to NIS 4.225 per $1.00 (NIS 4.603 on December 31, 2005).

The following table sets forth, for the periods indicated, the high and low closing sales prices per ordinary share on Nasdaq, OTCBB and on TASE as reported in published financial sources:

Annual High and Low	NASDAQ /OTCBB		The Tel Aviv Stock Exchange
	High	Low	High	Low

2002	$5.50	$1.26	NIS 25.08	NIS 6.04
2003	$5.16	$1.22	NIS 24.15	NIS 6.10
2004*	$6.21	$3.87	NIS 28.00	NIS 17.32
2005	$7.06	$5.10	NIS 30.85	NIS 22.32
2006	$7.95	$5.54	NIS 33.93	NIS 26.41
Quarterly High and Low
2005
First Quarter	$7.06	$5.10	NIS 30.51	NIS 22.23
Second Quarter	$6.96	$5.77	NIS 29.97	NIS 26.33
Third Quarter	$6.95	$5.94	NIS 30.85	NIS 26.90
Fourth Quarter	$6.18	$5.66	NIS 28.66	NIS 26.60
2006
First Quarter	$6.11	$5.54	NIS 28.88	NIS 26.41
Second Quarter	$7.11	$5.88	NIS 31.94	NIS 27.24
Third Quarter	$7.27	$6.21	NIS 32.75	NIS 28.81
Fourth Quarter	$7.95	$6.75	NIS 33.93	NIS 29.43
Most Recent Six Months
December 2006	$7.95	$7.55	NIS 33.93	NIS 32.79
January 2007	$7.95	$7.55	NIS 34.52	NIS 32.35
February 2007	$8.65	$7.61	NIS 38.29	NIS 32.82
March 2007	$8.51	$7.82	NIS 36.96	NIS 33.80
April 2007	$9.05	$8.63	NIS 37.06	NIS 35.69
May 2007	$9.45	$9.00	NIS 38.00	NIS 36.49

* On June 22, 2004, we announced a distribution of $2.36 per ordinary shares and, effective July 1, 2004, the ordinary shares were traded “ex-dividend,” as a result of which Nasdaq and TASE adjusted (downwards) the opening price of our shares in the respective markets.

On June 14, 2007, the last reported sale price of our ordinary shares on the OTCBB was $8.80 per share, and on June 17, 2007, the last reported sale price of our ordinary shares on the TASE was NIS 38.11 per share.

B.	PLAN OF DISTRIBUTION.

Not Applicable.

C.	MARKETS.

In October 2006, our ordinary shares were de-listed from Nasdaq as a result of a determination by the Nasdaq staff that we are a public shell lacking any business operations. Our ordinary shares are listed on TASE and are quoted on the OTCBB. The shares trade on both markets under the symbol “SCIX.”

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

We were first registered under Israeli law on November 2, 1971 as a private company, succeeding a predecessor corporation, Scientific Technology Ltd., which was founded on September 5, 1968. In May 1980, we became a public company. In December 2005, we changed our name from “Scitex Corporation Ltd.” to “Scailex Corporation Ltd.” We are registered with the Registrar of Companies in Israel under number 52-003180-0.

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

DIRECTORS

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company’s articles of association. For further information as to such approval provisions, see “Item 6. Directors, Senior Management and Employees – Board Practices – Approval of Specified Related Party Transactions under Israeli Law”)

Under our Articles, in general, the management of our business is vested in the board of directors, which may exercise all such powers, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit.

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

Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Our ordinary shares do not have cumulative voting rights. As a result, the holders of our ordinary shares that represent a simple majority of the voting power represented at a shareholders meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of “Outside Directors”. For further information as to these requirements, see “Item 6C. Board Practices – Outside Directors”.

The Companies Law requires that extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, be approved as provided for in the Companies Law, which may necessitate the approval of at least one-third of the shares of non-interested shareholders voting on the matter. For further information as to such provisions, see “Item 7A. Major Shareholders – Duties of Shareholders”.

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

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. In December 2006, the General Meeting adopted an amendment to the Company’s Articles of Association that allows notice of General Meetings to be duly given to Israeli shareholders by means of publication in two Israeli daily publications and duly given to shareholders outside of Israel by means of publication in one international daily publication or by international wire service. The function of the annual general meeting is to receive and consider the directors’ report, profit and loss account and balance sheet, to elect directors and appoint auditors and fix their fees, and to transact any other business which under the Articles or by law are to be transacted at our annual general meeting.

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

DIVIDEND AND LIQUIDATION RIGHTS

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, per our most recent financial statements or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

NOTIFICATION OF SHAREHOLDING

There are no specific provisions of our Memorandum or Articles governing the ownership threshold above which shareholder ownership must be disclosed; however the Israeli Securities Law (1968) sets forth certain thresholds and situations in which disclosure is required, such as possessing 5% or more of the issued capital or voting power of a company, or possessing the ability to appoint a director or a CEO, or the fact that a shareholder serves as a director or a CEO of a company .

CHANGES IN CAPITAL

Our Articles require that changes in capitalization must be adopted by special resolution, approved by the holders of 75% or more of the voting power represented and voting at a general meeting. Subject thereto, the conditions imposed by our Memorandum and Articles governing changes in the capital, are no more stringent than is required by Israeli law.

C.	MATERIAL CONTRACTS

—	SHAREHOLDERS AGREEMENT BETWEEN THE COMPANY, PCH AND LINURA DATED DECEMBER 21, 2006, AS AMENDED

On December 21, 2006, we entered into a shareholders agreement with (i) Linura Holding AG, or Linura, a Swiss company indirectly held by one of the largest global companies involved in natural resources, and (ii) Petroleum Capital Holdings Ltd., or PCH, a company owned 80.1% by us and 19.9% by Linura. The shareholders agreement governs the formation and operation of PCH as well as PCH’s participation in the privatization of ORL by way of the State of Israel’s initial public offering of the shares of ORL.

Under the shareholders agreement, we provide management and administrative services to PCH free of charge, excluding out-of-pocket expenses incurred for such services, which will be reimbursed by PCH.

PCH Board of Directors and Decision-Making Process

Under the shareholders agreement, the board of directors of PCH is to consist of at least three and no more than seven members. So as long as Linura holds 19.9% of the share capital of PCH, it is entitled to appoint one director. As of the date of this Annual Report, the board of directors of PCH consists of three directors appointed by Scailex and one director representing Linura. We are entitled to appoint the Chairman of the Board of the Directors. The Chairman does not have an additional vote.

For so long as Linura holds at least 15% of the share capital of PCH, the following decisions are subject to both our and Linura’s approval as shareholders: (i) amendments to PCH’s articles of association; (ii) any merger, de-merger, reorganization, consolidation, acquisition, sale or grant of an exclusive license to subsantially all of PCH’s assets; (iii) decisions regarding bankruptcy, liquidation of the business or reconciliation or any other settlement with creditors; and (iv) an application for the listing of shares or debt secruities of PCH on any recognized stock exchange.

In addition, under the terms of the agreement, for so long as Linura holds at least 15% of the share capital of PCH, the board of directors’ decision to approve any of the foregoing, or to approve a transaction that is not within the normal course of business and/or a transaction in respect of the sale of all of PCH assets or a significant part thereof are subject to the approval of all members of the board of directors appointed by us and Linura.

In addition to the above decisions, for as long as Linura holds at least 19.9% of PCH’s shares, the material terms of financing obtained by PCH until obtaining control over ORL are subject to the approval of all members of the board of directors appointed by us and Linura.

PCH Financing

As part of the shareholders agreement, we and Linura committed to provide shareholder loans to PCH in accordance with our pro rata shareholdings in PCH. If additional financing is requested by PCH, we and Linura may each provide additional shareholder loans to PCH. The shareholders agreement also provides that PCH may not distribute dividends until all of the shareholder loans have been repaid to PCH.

Restriction on Transfer of PCH Shares

Under the shareholders agreement, until the date of expiration of the first Put Option and the first Call Option (each as defined below), the parties are not permitted to transfer their holdings in PCH or any rights under the shareholders agreement, other than permitted transfers such as the transfer to subsidiaries. Following the restriction period, the parties are permitted to transfer shares in PCH subject to the right of first refusal and tag along rights described below.

The shareholders agreement further provides that neither we nor Linura may transfer our holdings in PCH at any time if the transfer violates the terms of PCH’s control permit for the ORL shares (if granted) under applicable Israeli Law or if the transfer would prevent PCH from obtaining such a control permit.

Under the shareholders agreement, we have a right of first refusal in the event that Linura desires to sell its PCH shares to a third party. Prior to accepting a third party’s offer, Linura must first present us with the details of the offer after which we will have 30 days to match the third party’s offer.

The shareholders agreement also grants Linura a right of first opportunity in the event that we decide to sell our PCH shares to a third party. Prior to offering our PCH shares to a third party, we must first present the terms of the contemplated offer to Linura, which shall have 30 days to accept the proposed offer. If Linura refuses to accept the contemplated offer, we will have the right to force Linura to sell its shares in PCH to a third party on the same terms as the proposed offer.

The shareholders agreement also grants Linura the right to join the sale of our PCH shares to a third party, pro-rata to Linura’s holdings in PCH.

Transfers of ORL Shares

In the event that PCH elects to sell its entire holdings in ORL to a third party, the shareholders agreement provides that we and Linura will have a right to purchase the ORL shares first, pro-rata to our holdings in PCH.

First Put & Call Options

Under the terms of the agreement, if, within twelve (12) months from the date of the public offering of ORL shares PCH has not acquired control of ORL, Linura may force us to purchase all of Linura’s PCH shares. The purchase price of Linura’s PCH shares is equal to the amount of Linura’s capital investment in PCH, plus interest, minus dividends and returns of capital contributions.

If Linura fails to exercise the above option within thirty days from the date it becomes entitled to exercise such right, we will have the right to purchase all of Linura’s PCH shares according to a pricing mechanism stipulated in the shareholders agreement.

Second Put & Call Options

On the first anniversary of the date of acquisition of the control of ORL, Linura may require Scailex to purchase all Linura’s PCH shares at a purchase price equal to the amount of Linura’s capital investment in PCH, minus dividends and returns of capital contributions.

If Linura fails to exercise the above option within thirty (30) days following the first anniversary of the date of acquisition of control of ORL, we will have the option to to purchase all of Linura’s shares in PCH according to a pricing mechanism stipulated in the shareholders agreement.

ORL Undertaking

Under the shareholders agreement, the parties acknowledged that a party nominated by Linura will use its best efforts to offer ORL competitive terms on crude oil and petroleum products. For as long as Linura holds 19.9% of the share capital of PCH, and subject to legal restrictions, we and Linura agreed to use our utmost efforts through PCH to increase the share of crude oil and/or petroleum products supplied by such nominated party to ORL and/or the purchase by the nominated party of any petroleum products designated for export by ORL, provided however, that the nominated company extends the most competetive offers to ORL and that ORL’s competetive status as a purchaser or supplier, as applicable, will not be adversly affected.

Addendum to the Shareholders Agreement

On May 10, 2007, the parties to the shareholders agreement agreed that in the event that the shareholders agreement contradicts the definitive Control Agreement to be entered into by PCH, Scailex and Israel Corp., as set forth below, the Control Agreement shall prevail.

—	MEMORANDUM OF UNDERSTANDING DATED FEBRUARY 18, 2007 (INCLUDING ADDENDUM THERETO DATED FEBRUARY 19, 2007) AND DEED OF UNDERTAKING DATED MAY 10 2007, AMONG THE COMPANY, PCH AND THE ISRAEL CORP.

Memorandum of Understanding

The Memorandum of Understanding described below was revoked on May 10, 2007, and the parties thereto have entered into an irrevocable Deed of Undertaking, as also described below.

On February 18, 2007, PCH and the Company (collectively the “Scailex Group”) entered into a binding Memorandum of Understanding (the “Memorandum of Understanding” or “MOU”) with Israel Corp. for the joint acquisition and control of ORL, pursuant to which Israel Corp. and Scailex Group agreed to submit a joint proposal for the purchase of shares of ORL as part of the public offering of shares of ORL by the State of Israel. The parties agreed that Israel Corp. would hold 80% of the shares of ORL to be acquired and the Scailex Group would hold the remaining 20% of such shares (the “Preliminary Stake Ratio”).

The parties agreed in the MOU that they would mutually determine the number and price of the ORL shares to be purchased and that, in the event of a dispute, each party would be entitled to act in its sole discretion and, in such an event, the Memorandum of Understanding would be revoked.

The Scailex Group was granted the option (“Call”) to increase its share in the acquisition from the Preliminary Stake Ratio to 45% of the shares to be purchased by the parties as part of the offering within 120 days from the date of either: (a) the receipt of mandatory regulatory approvals required to control ORL; or (b) nine months from the date of execution of the Memorandum of Understanding, whichever is earlier. The purchase price of a share acquired pursuant to the Call option was to be the average NIS cost of ORL shares in the relevant offering, linked to increases in the consumer price index, plus 5% annual interest, subject to standard adjustments.

The parties agreed that the terms and conditions of the MOU would apply to the purchase, either jointly or severally, of any additional shares of ORL after the public offering. Decisions with regard to the purchase of shares of ORL in the secondary market following completion of the offering, whether on the stock exchange or outside the stock exchange, including a public offering, would be mutually agreed upon.

Under the MOU, each of the parties was entitled to acquire additional shares of ORL, provided that it would offer the other party, within three (3) business days from the date of the acquisition, the opportunity to purchase a proportional share of the shares it purchased as if, on the same date the Call Option had been exercised (i.e., 55% to Israel Corp. and 45% to PCH,) at cost plus market interest until the date of actual payment. However, the terms of the MOU were not to apply to acquisitions of additional shares or securities of ORL by any of the parties that were to cause the shares subject to the MOU to exceed 45% of ORL’s issued share capital.

Appointment of Directors; Officers

Furthermore, as part of the MOU, the parties agreed to appoint directors to the board of directors of ORL, its committees and its subsidiaries, pro rata to each party’s holding, provided that the Scailex Group would be entitled to appoint at least one director to ORL’s board of directors or committees and provided that the Scailex Group and Israel Corp. are able to affect the appointment of two or more directors.

The parties agreed that the manner of appointment and discharge of the executive officers of ORL would be set forth in the Control Agreement to be entered into by the parties at a future date. The parties also agreed that each party would nominate one external director.

Voting at the General Meeting

The MOU further provided that prior to any general meeting of ORL, the parties would convene a preliminary meeting to decide (pro rata to their holdings in ORL) on how they would vote and act at the general meeting, and the parties would proceed in accordance with their mutual decision.

Dividends

Under the MOU, the parties undertook to act pursuant to the provisions of all applicable laws so that ORL and its subsidiaries would adopt a dividend policy providing for the distribution of at least 75% of the annual profits that are deemed distributable.

Right of First Refusal

If the Scailex Group wishes to sell its shares in ORL to a third party, Israel Corp. would have the right of first refusal with respect of the shares offered for sale and would be entitled to purchase all the shares being offered for sale as follows: (1) during the first year from the signing of the MOU, at the average cost price of ORL shares acquired by the Scailex Group, with the value linked to increases in the CPI, plus interest at a rate of 5% annually, subject to the customary adjustments (the foregoing will not apply if the third party holds more than 45% of ORL’s issued share capital prior to the sale); and (2) after the end of one year from the signing of the MOU, or in the event that the third party holds more than 45% of ORL’s issued share capital prior to the sale, according to the price offered by the third party.

Tag Along

If Israel Corp. desires to sell its shares in ORL, in whole or in part, to a third party, the Scailex Group would be entitled to join the aforementioned sale in proportion to its holdings of the ORL shares to which the provisions of this MOU apply.

Rights of Parties in the Event of Exercise of the Call

If the Call were to be exercised, the parties would grant each other the right of first refusal with respect to the shares of ORL held by each party, and each party would have the right (tag along right) to join the other (provided the right of first refusal is not exercised) in the case of a sale of all or a portion of the holdings of the other party, to a third party, pro rata to such party’s respective holdings of the ORL shares to which the provisions of this MOU apply. If ORL shares are transferred to a third party, the acquiring party must become a party to the Memorandum of Understanding or the definitive agreement that follows the Memorandum of Understanding, and all provisions of the MOU or the definitive agreement shall apply mutatis mutandis to the third party.

Minority Interests

The Scailex Group was granted customary minority rights, such as group veto rights with respect to certain decisions affecting ORL or its subsidiaries and affiliated companies, including: modifications to the articles of association, structural changes (mergers, reorganization, material acquisitions/sales, etc.), liquidations, stay of proceedings, the registration of securities or debt for trading, and transactions with interested parties. Israel Corp. undertook that, for so long as Israel Corp. and Scailex Group are in control of ORL, it would act in manner conducive to Scailex Group fulfilling its undertakings to Linura, subject to the provisions of any applicable law.

Buy/Sell

At the end of twelve (12) months from the date of exercise of the Call, one party to the agreement would be entitled to offer to purchase all shares of the other party to which the provisions of the MOU apply at the price set in the offering, and the second party would be bound to either accept the offer or, alternatively, acquire all the shares of the offering party to which the provisions of the MOU apply at a price determined in the offer, all per the election of the second party.

Linura Supplier Undertaking

The parties agreed that so long as Linura holds at least 19.9% of the shares of PCH, and subject to any applicable legal or regulatory restrictions, the parties would use their best efforts to significantly increase the share in the supply of crude oil and petroleum products sold to ORL and/or any purchase of petroleum products designated by ORL for export, by the company nominated by Linura. The foregoing is contingent upon the nominated company extending the most competitive terms to ORL and ORL’s competitive status as a purchaser or supplier, as applicable, not being adversely affected.

Addendum to the MOU Dated February 19, 2007

On February 19, 2007, the parties signed an addendum to the MOU provided that the provisions of the Memorandum of Understanding and any amendment or addition thereto will be subject to any financial arrangement made or to be made between either of the parties and a bank or insurance company (the “Lien Holder”), that will finance the purchase of ORL shares and whose loan will be secured by a pledge of ORL shares.

Upon violation of the financial arrangement by one of the parties and notification by the Lien Holder that it intends to foreclose on all or a portion of the lien, the Lien Holder would be entitled to allow the second party to pay all the debts of the first party that were immediately payable and be entitled to receive all the rights of the Lien Holder to the ORL shares subject to the lien in the form of an irrevocable assignment.

The party that receives ORL shares in the form of the aforementioned irrevocable assignment would realize the lien subject to the provisions of the Memorandum of Understanding.

Joint Purchase of ORL Shares

Pursuant to the provisions of the MOU, the Scailex Group and Israel Corp. submitted a joint offer as part of the public offering. On February 20, 2007, the Company received notification that the joint offer was accepted and that PCH and Israel Corp. had been issued 920 million shares of ORL, which constitutes approximately 46% of the total share capital of ORL. In accordance with the terms of the MOU, out of the total number of shares of ORL purchased jointly by the Scailex Group and Israel Corp., PCH purchased 184 million ordinary shares (9.2% of the issued share capital of ORL), and Israel Corp. purchased 736 million shares (36.8% of the issued share capital). The shares in the offering were acquired based on a valuation of ORL of NIS 6.6 billion and a share value of NIS 3.30 per share.

During February and March 2007, PCH and Israel Corp. acquired an additional 107.24 million shares of ORL on the Tel Aviv Stock Exchange. As consideration for these additional shares, PCH paid a total amount of approximately NIS 142.8 million at an average price of approximately NIS 2.96 per share. As a result of the aforementioned purchases, Israel Corp. and Scailex (through PCH) held jointly, as of March 28, 2007, 53.6% of the issued share capital of ORL, with PCH holding 252.4 million shares, or 12.62% of the issued share capital, and Israel Corp. holding 819.5 million shares, or 40.98% of the issued share capital of ORL.

Notwithstanding the foregoing, the rights in the shares of ORL are limited, including the ability to exercise common control of ORL under a shareholder agreement, until the shareholders receive the mandatory regulatory approvals in Israel, which include approval by the Israel Antirust Authority for the acquisition of 25% or more of the ORL share capital and receipt of a control permit for control of 24% or more of ORL from the Minister of Finance and the Prime Minister. The Scailex Group and Israel Corp. have received the necessary approval from the Israeli Antitrust Commissioner, but continue to await receipt of the control permit.

Deed of Undertaking

The parties decided to revoke the MOU and the Addendum to the MOU on May 10, 2007 and to enter into an irrevocable deed of undertaking (the “Deed of Undertaking”) allowing the parties to file separately for a control permit for the acquisition of ORL. The parties entered into the Deed of Undertaking in order to expedite the acquisition of the control of ORL since Scailex, PCH and Israel Corp. believed (and believe) that it is in the best interests of ORL to establish control by its new shareholders as soon as possible. The decision to apply separately stemmed from the fact that the parties assumed that Israel Corp., which until February 2007, formerly held 26% of ORL, would succeed in obtaining a control permit in a relatively short time. Furthermore, PCH has experienced delays in receiving the control permit due to the fact that additional information was requested about Linura, which holds 19.9% of PCH. . The revocation of the MOU enabled Israel Corp. to submit a separate application for the control permit for the acquired ORL shares from the Finance Minister and the Prime Minister.

The following is a summary of the main points of the Deed of Undertaking:

The parties agreed that if the Scailex Group receives the mandatory regulatory approvals, including a control permit and a possible additional approval from the Israeli Antitrust Commissioner, on or before May 15, 2009, Israel Corp and the Scailex Group will enter into the Control Agreement for the joint control of ORL, as described below.

The call option (the “Call Option”), which is to be granted to PCH pursuant to the Control Agreement (as described below), shall be exercisable until May 15, 2009 or until 120 days after the mandatory governmental approvals for the exercise of the ORL shares have been obtained, whichever is earlier. Exercise of the Call Option will enable PCH to purchase and receive by way of transfer from Israel Corp. 230 million shares of ORL (the “Underlying Shares”), so that, subsequent to exercise of the Call Option, PCH will hold 45% of the 50.25% control core (the “Control Core Shares”) in ORL’s share capital, and Israel Corp. will hold 55% of the Control Core Shares in ORL’s share capital. The price of the Underlying Shares would be the cost price for purchasing the Control Core Shares in the sale offering, namely NIS 3.30 per share for a total of NIS 759 million, plus index linkage differentials and linked interest at the rate of 5% per annum, less any dividends distributed (if any), plus index linkage differentials and interest as aforesaid.

The sale and transfer of PCH’s shares of ORL to a third party or sale of the control of PCH or Scailex to a third party would be subject to Israel Corp.‘s right of first refusal to purchase all shares of ORL or the relevant PCH securities in accordance with the provisions of the Control Agreement.

The right of PCH and Scailex to enter into the Control Agreement may be transferred to a third party in the event that: (i) PCH sells all of its shares in ORL to a third party (and Israel Corp. does not exercise its right of first refusal), or (ii) Scailex sells the control of PCH to a third party, and that third party obtains all the requisite approvals, including approval of the Israeli Antitrust Commissioner and a control permit, on or before May 15, 2009. In either such case, Israel Corp. will enter into the Control Agreement with the third party and all provisions thereof, including the Call Option, will apply.

Until the Control Agreement comes into effect, Israel Corp. shall be entitled to exercise its power of control in ORL (provided that it has received the required control permit) at its discretion and without any restrictions.

On the signing date of the Deed of Undertaking, PCH signed an irrevocable power of attorney empowering Israel Corp. to vote in its name and on its behalf at the general meetings of shareholders of ORL in respect of the 100 million shares of ORL that PCH owns. The power of attorney will expire when the Control Agreement is signed or six months after the date of the Deed of Undertaking, whichever is earlier.

In May 2007, following the adoption of the Deed of Undertaking, PCH purchased, independent of Israel Corp., additional shares of ORL, bringing its total holdings to 13.39% of the share capital of ORL.

The Contemplated Definitive Agreement for Joint Control of ORL by Israel Corp. and Scailex Group (the “Control Agreement”)

Set forth below are the main points of the contemplated, definitive Control Agreement that is to be signed by Israel Corp. and by the Scailex Group upon receipt by the Scailex Group of all regulatory approvals required under applicable law, including a control permit to hold the shares of ORL and any additional approvals that may be required by the Antitrust Commissioner. The contemplated Control Agreement would relate only to approximately 50.25% of the issued and paid-up share capital of ORL and would include all bonus shares that would be distributed (if any) in respect of said shares and all shares to be purchased following an offering of said shares and which are and will be held by Israel Corp. and PCH. (the “Control Core Shares”).

Undertakings relating to the Transfer and/or Purchase of Securities

Freeze period

The agreement prescribes a freeze period of six months commencing as of the signing date of the Control Agreement, during which, neither party may transfer the Control Core Shares held by it, other than to a person or corporation, which controls or is controlled by the relevant party or is controlled by the controlling shareholders of the relevant party (an “Authorized Transferee”).

Transfer Restrictions

Commencing on the expiration of the freeze period described above, a party may not transfer and/or sell its Control Core Shares to a third party (other than an Authorized Transferee) unless: (i) the party sells and/or transfers all (but not a portion) of the Control Core Shares that it is holding; and (ii) the other party is entitled to (A) purchase all the Control Core Shares being offered for sale or transfer in accordance with the right of refusal rights described below (Scailex Group right of first refusal to take effect only as of the date of exercise by the Scailex Group of the Call Option described below) or (B) tag along in the sale transaction of the Control Core Shares in accordance with the tag along rights described below (Israel Corp. tag along right to take effect only as of the date of exercise by Scailex Group of the Call Option described below).

Purchase of Additional Shares

In the event that the parties decide by mutual consent to increase the number of Control Core Shares, they would then purchase additional Control Core Shares in proportion to their holdings of Control Core Shares at the time. If a party desires to purchase additional shares in ORL that would not be deemed to be Control Core Shares, the party would be free to act upon such shares at its discretion, so long as the conditions described below under “Right to Participate in the Purchase of Shares” are satisfied and so long as it notifies the other party in advance and votes such additional shares at General meetings of ORL in conjunction with all of the Control Shares that it possesses. Unless otherwise agreed upon by the parties, a party may not purchase additional shares if it would cause ORL to be de-listed from TASE or create an obligation to issue in full or in part a tender offer.

The right of first refusal

Following the freeze period, and subject to the provisions described above under “- Undertakings relating to the Transfer and/or Purchase of Securities – Transfer Restrictions,” if either party wishes to transfer the Control Core Shares that it holds, the other party would have the right of first refusal to purchase all (but not a portion) of the Control Core Shares that are offered for sale by the selling party under the same terms as are offered by the proposed buyer.

The transfer of control in PCH and/or Scailex and/or the Israel Corp. (subject to certain conditions) would also constitute events that would entitle the other party to exercise its right of first refusal.

In the case of the change in control of PCH, Israel Corp. would have the right to purchase all the securities that are the subject of the change of control in PCH on the same terms as contemplated in the change in control transaction. In the event of a change in the control of Scailex or of the corporation controlling Scailex (other than IPE and the corporations that control it) to a third party at which time the Control Core Shares held by the Scailex Group constitute a “majority of the assets” of the entity undergoing a change in control, Israel Corp. would be entitled to purchase all (but not less than all) of the Control Core Shares then held by the Scailex Group at the average market price during the 60 trading days that preceded the notice of sale, plus a 15% premium. The Scailex Group would have the right to purchase, at the average market price during the 60 trading days that preceded the notice of sale, plus a 15% premium, all (but not less than all) of the Control Core Shares then held by Israel Corp. in the case of a change in control of Israel Corp.

As indicated above, Scailex Group’s right of first refusal rights would only come into effect on the date on which the Scailex Group exercises the Call Option.

Tag-along right

Following the freeze period, and subject to the provisions described above under “- Undertakings relating to the Transfer and/or Purchase of Securities – Transfer Restrictions,” if either party wishes to transfer the Control Core Shares that it holds, then, provided that the right of first refusal was not exercised, the other party would have the right to join in the sale under the same terms as are offered by the proposed buyer. The other party would have the right to include in the sale the same proportion of its Control Core Shares as the selling party proposes to sell of its own Control Core Shares.

As indicated above, Israel Corp.‘s tag-along right would come into effect only on the date on which the Scailex Group exercises the Call Option.

Right to Participate in the Purchase of Shares

If one party acquires additional securities of ORL, it would be obligated to notify the other party of its purchase, specifying the terms of the purchase, and the other party would have the right to purchase shares from the purchasing party pro rata to the number of Control Core Shares held at that time by the purchasing party as opposed to the number of Control Core Shares held by the other party. For this purpose, PCH would be deemed to have exercised the call option right described below if the purchase transaction occurred during the option period. The price to be paid for these shares would be the same price at which they were purchased by the purchasing party plus a customary prime shekel interest rate.

Call option

Israel Corp. would grant PCH a Call Option to obligate Israel Corp. to sell and transfer 230 million shares of ORL (the “Underlying Shares”) to PCH so that PCH would hold 45% of the Control Core Shares, and Israel Corp. would hold 55% of the Control Core Shares. The call option would need to be exercised with respect to all, but not a portion, of the Underlying Shares. The call option could be exercised for a period of 120 days from the date the receipt of mandatory control permit, but no later than May 15, 2009. The call option would expire at such time as PCH would hold less than 10% of ORL’s share capital. The purchase price for the Underlying Shares would be NIS 3.3 multiplied by the number of Underlying Share, plus increases in the Israeli consumer price index plus linked interest at the rate 5% per annum, compounded semi-annually, from the date Israel Corp. purchased the Underlying Shares less any dividends or bonus shares distributed in respect of the Underlying Shares.

Pledge and Lien Restrictions on the Securities of ORL

A party to the Control Agreement may not pledge or place a lien on the Control Core Shares that it holds, unless such pledge or encumbrance is in favor of a reputable bank or insurance company or is made in order to secure debentures issued under a public offering or an offering to institutional investors; provided, however, that the exercise of such a pledge would be subject to first refusal rights of the other party, which must be exercised within ten days of receiving notice of such contemplated pledge.

Buy-Sell Mechanism

Following the expiration of the six-month freeze period described above and throughout the time the agreement is in effect, each party to the agreement would have the right, subject to the exercise of the Call Option, to (i) purchase all of the Control Core Shares held by the other party at that time, or to sell to the other party all of the Control Core Shares that it holds and (ii) terminate the agreement. The party desiring to activate this mechanism would deliver a notice to the other party that it is willing to either sell to the other party all of the Control Core Shares held by the notifying party at the price determined by the notifying party or to purchase all of the Control Core Shares held by the other party at the same price. The receiving party would then be required to select one of the alternatives, and the parties would complete the transaction chosen by the receiving party.

Appointment of directors

The parties to the Control Agreement would undertake therein to exercise their voting power in the following manner:

—	So long as the Call Option has not been exercised, ORL’s board of directors would consist of nine members (including two external directors), with Israel Corp. nominating five directors and PCH nominating two directors. Recommendation for nominations of the two external directors would be made by mutual agreement.

—	From such time as the Call Option is exercised, ORL’s board of directors would consist of 11 members (including two external directors), with Israel Corp. nominating five directors and recommending one external director, and PCH nominating four directors and recommending one external director for nomination.

In the event the ratio of Control Core Shares is changed, then the right of the parties to nominate directors would be adjusted to reflect their changed holdings. Subject to applicable law, the above ratios regarding each party’s representation on ORL’s board of directors would apply for all the Board Committees as well, except the audit committee, as well as for any subsidiary or affiliate of ORL. Subject to law, the chairman of the board of directors would be nominated by the Israel Corp. Subject to applicable law and the exercise of the Call Option, the CEO, auditors, accountants and legal advisors of ORL and its subsidiaries would be nominated by consent of the parties.

Voting at General Meetings

The Control Agreement provides that the parties would agree in advance how to vote in General Meetings on certain matters that could materially affect ORL, its subsidiaries or affiliates (so long as each party holds at least 10% of ORL’s issued share capital). These matters include: the decision to enter into new type of business; offering of shares or other securities by ORL or any subsidiary; amendments to the Articles of Association of ORL; mergers or reorganization of ORL or any subsidiary; extraordinary transactions; appointment of accountants; liquidation or a related stay of proceedings (similar to “Chapter 11” proceedings in the United States); or a material sale or purchase by ORL. In the absence of agreement on any of the above matters, such matter would be decided by an agreed adjudicator. In addition, the parties would act to amend ORL’s articles of association so that resolutions regarding the matters above would need to be approved by a General Meeting of ORL shareholders or would require approval by a supermajority of 75% of all directors present at the vote.

Dividend policy

The parties to the Control Agreement would act, subject to any applicable laws, so that ORL and its subsidiaries would adopt a dividend policy according to which at least 75% of the annual distributable profit would be distributed each year.

Term of the agreement

The Control Agreement would terminate (a) in accordance with the relevant provisions in the agreement or (b) on the date on which one of the parties ceases to hold at least 10% of ORL’s share capital.

Scailex’s guarantee

Scailex would guarantee all of PCH’s obligations pursuant to the Control Agreement.

—	RE-ORGANIZATION CONTRACT BETWEEN THE COMPANY AND SENIOR MANAGEMENT OF JEMTEX

In August 2006, the Company entered into an agreement for the reorganization of Jemtex whereby the Company transferred the majority of its holdings in Jemtex to Jemtex’s two senior managers, Mr. Avraham Raby and Dr. Yehoshua Sheinman, for no consideration under certain terms. As a result of this transaction, the Company’s holdings in Jemtex declined from approximately 75% to approximately 15% (on a fully diluted basis). Under the terms of the reorganization agreement, the Company converted a sum of approximately $6.7 million, out of an aggregate amount of approximately $9.7 million provided by the Company to Jemtex by way of loans, into shares of Jemtex while the remaining amount of approximately $3.0 million was to be paid to the Company over a period of five to seven years, unless Jemtex paid the Company a sum of $1.0 million by January 4, 2007, whereupon the debt would be deemed to have been repaid in full. The agreement further provided that until the repayment of the outstanding loan amount or the payment of $1.0 million by January 4, 2007, the Company would be protected against dilution and its holdings in Jemtex would remain 15% of Jemtex’s fully diluted capital. In addition, it was determined that so long as the outstanding loan amount stands at $3.0 million and has not been repaid, the Company would be allowed to invest a sum of up to $5.0 million dollars in Jemtex, based on a Company’s valuation of Jemtex of $20 million. The reorganization agreement also included undertakings by the senior management of Jemtex to continue their employment with Jemtex for up to five years. In the event that the senior managers’ employment is terminated, the agreement calls for 50% of their shares to be transferred to Jemtex and 50% to the Company.

On January 4, 2007, pursuant to an investment agreement Jemtex undertook with a third party, the Company was paid $1.0 million (plus interest), and in accordance with the terms of the reorganization agreement set forth above, the Company forgave the $3.0 million in outstanding loans and deemed this loan to be paid in full. With the introduction of the third party investor, a number of the provisions of the reorganization agreement were amended as follows: (i) the Company relinquished the veto rights granted to it by Jemtex’s articles of association; (ii) a term was added whereby, after the month of August 2009, the Company would retain its right to receive at least $3.0 million dollars from the assets available for distribution in the event of the liquidation of Jemtex or events deemed to be the liquidation of Jemtex (such as the sale of all or a majority of the shares or assets of Jemtex, etc.) by means of an agreement whereby the senior management of Jemtex would share equally with the Company the assets available for distribution in such an event; and the Company would be entitled to receive 50% of the shares of the senior management in the event that the senior managers employment was terminated, while the third-party investor would receive the remaining 50% of senior management shares; and (iii) the Company was granted an option to invest $3.0 million in shares of Jemtex (based on a Company valuation of Jemtex of $20 million) by August 2009.

In light of the signing of the reorganization agreement with Jemtex and the Company’s reduced holdings in Jemtex, the Company ceased to consolidate the financial results of Jemtex in its financial statements and classified the activity of Jemtex as discontinued operations. For additional details see Note 1b(3) to the Company’s consolidate financial statements.

—	AGREEMENT FOR SALE OF REAL TIME IMAGE LTD.

In July 2005, IDX Information Corporation Systems acquired the activities of Real Time Image Ltd. (“Real Time Image”). Real Time Image was incorporated in Israel in 1997, and engaged at the date of the sale in the development of products enabling the transfer of medical documents on the Internet without compression. The Company, which at the time of the acquisition held approximately 14.9% of the issued share capital of Real Time Image, has received, as of June 17, 2007, a sum of approximately $2.6 million from the sale as consideration and is due to receive an additional sum of up to approximately $0.4 million.

—	AGREEMENT FOR SALE OF XMPIE

On November 9, 2006, Xerox Corporation acquired XMPie Inc., a private company incorporated in the State of Delaware, in which the Company had held a 2.3% interest. As of the date of this report, the Company has received as consideration a sum of approximately $1.3 million. An additional $0.2 million owed to the Company pursuant to the sale is being held in trust in accordance with the sale agreement.

—	MANAGEMENT AGREEMENT WITH GLOBECOM

On April 30, 2007, the Company’s shareholders approved a management agreement with Globecom , a private company under the control of Mr. Eran Schwartz, the Chairman of the board of directors of Scailex. Under the agreement, Globecom, through Mr. Eran Schwartz is to provide management services to the Company. The term of the agreement is for 18 months, commencing July 2006, when Mr. Schwartz became Chairman of the Company’s board of directors. The monthly aggregate cost to be paid by the Company for such services under the agreement is approximately $24,000, to be linked to the consumer price index. For a complete description of the Globecom management agreement see “Item 7B. Related Party Transactions.”

—	SALE OF SCAILEX VISION’S BUSINESS

We currently own approximately 77.1% of Scailex Vision’s outstanding share capital.

In August 2005, Scailex Vision entered into an asset purchase agreement with Hewlett-Packard, under which Hewlett-Packard agreed to acquire substantially all of the assets and business of Scailex Vision for $230 million (subject to net working capital adjustments) in cash and to assume substantially all of Scailex Vision’s liabilities related to the ongoing business. The sale was completed on November 1, 2005. At closing, $23.0 million of the proceeds was deposited in escrow for a period of 24 months to cover possible indemnification claims, $1.0 million was deposited for a period of 12 months to cover tax liabilities of the year 2005 (this escrow was released in November 2006), and an additional $27.0 million was utilized to repay Scailex Vision’s retained liabilities, mainly to Israeli banks. In April 2006, Hewlett-Packard paid Scailex Vision an additional approximately $6.6 million to account for the net working capital adjustment in the purchase price, i.e., in addition to the $230 million. Hewlett-Packard also transferred to Scailex Vision funds in an aggregate amount of $1.1 million that were retained by Scailex Vision’s subsidiaries following the closing.

Scailex Vision made representations and warranties in the asset purchase agreement for the benefit of Hewlett-Packard, which generally survive for a period of two years following the closing of the transaction or, for certain matters, the expiration of the applicable statute of limitations. Scailex Vision agreed to indemnify Hewlett-Packard against damages or losses arising from any breach of the representations and warranties, subject to certain limitations (including customary de minimis exceptions and caps) detailed in the asset purchase agreement. Scailex Vision also agreed to indemnify Hewlett-Packard against any damages or losses arising from any breach of a covenant or agreement made by it in the asset purchase agreement or from any liability of Scailex Vision that Scailex Vision retained under the terms of the asset purchase agreement. Scailex Vision is generally obligated to satisfy these indemnification obligations only out of amounts deposited in the escrow discussed above. Scailex Vision also agreed to certain ongoing covenants, including non-compete and non-solicitation restrictions on its operations.

Hewlett-Packard filed an indemnity claim with the escrow agent in October 2006 seeking the release to it of $5.26 million from the escrow funds, claiming Scailex Vision was in breach of certain representations warranties in their purchase asset agreement. Scailex Vision rejected these claims, but there is no assurance that Scailex Vision will be successful in defending its position.

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

In February 2006, Scailex Vision distributed a cash dividend equivalent to the amount available for distribution following the conclusion of the transaction for the sale of assets to HP. The amount of the net accumulated dividend that was distributed amounted to approximately $135 million (of which $101 was received by the Company). In February 2007, with the consent of the court, Scailex Vision reduced its share capital and distributed an additional dividend of $20 million to its shareholders (out of which $14.3 was received by the Company). The foregoing description of the asset purchase agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(5) in Item 19.

—	SALE OF SDP’S BUSINESS

On November 24, 2003, we entered into an asset purchase agreement with Kodak, whereby Kodak agreed to acquire substantially all of the assets and business of Scitex Digital Printing, Inc. (SDP), a wholly-owned US subsidiary of Scailex, for $250 million in cash and to assume substantially all of SDP’s liabilities related to the ongoing business. In addition, as part of the transaction, we retained $12 million of SDP’s cash balance at closing, producing total cash consideration for the transaction of $262 million.

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

In July 2006, SDP was liquidated.

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

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

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

U.S. holders should consult their tax advisors with respect to the specific U.S. federal, state and local income tax consequences and any applicable non-U.S. tax consequences to them of purchasing, holding or disposing of the ordinary shares. U.S. holders are also urged to consult their tax advisors concerning whether they will be eligible for benefits under the income tax treaty between the governments of Israel and the U.S.

WE BELIEVE WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY UNDER U.S. FEDERAL INCOME TAX LAW

A non-U.S. company is a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which it is considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, a company will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income.

As a result of the sale of Scailex Vision’s business in November 2005, we believe we became a PFIC in 2006. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the rules described below, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a qualified electing fund (a “QEF”) election.

If a U.S. holder does not make an election to treat us as a QEF as described below, excess distributions by us to a U.S. holder will be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

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

A U.S. holder of PFIC shares which are traded on a qualifying exchange could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules presented above would not apply for periods covered by the election. U.S. holders are urged to consult their tax advisors regarding the availability of the mark-to-market election with respect to our shares.

If a QEF election or mark-to-market election is not made for the first taxable year in which the U.S. holder holds our ordinary shares or in which we are a PFIC, whichever is later, then special rules will apply and U.S. holders should consult their tax advisors regarding the application of those rules.

We intend to waive a certain benefits that we are entitled to under the U.S.-Israel income tax treaty that would otherwise exempt us from the application of the U.S. accumulated earnings tax (the “AET”). Under the AET, we will generally be subject to a 15% tax on certain accumulated earnings if we accumulate earnings and profits “beyond the reasonable needs of the business” (as defined in the Code).

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

TAX REFORM IN ISRAEL

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” (C.F.C) was introduced according to which a foreign company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if, among other things, the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

The tax reform also substantially changed the system of taxation of capital gains.

Capital gains tax is reduced to 25%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003. For further discussion see below “Capital Gains Tax”.

GENERAL CORPORATE TAX STRUCTURE

Income not eligible for “Approved enterprise” benefits is taxed in 2007 at a regular corporate tax rate of 29%. The tax rate will be reduced in subsequent tax years as follows: in 2008 27%, in 2009 26% and in 2010 and thereafter 25%. This change does not have a material effect on the Company’s financial statements. However, the effective rate of tax payable by a company which derives income from an “Approved Enterprise” may be considerably lower, as discussed below.

STAMP DUTY

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, applies to any document or agreement signed in Israel or signed outside of Israel with respect to an asset located in Israel (whether the signatories to the document are Israeli residents or not). Such documents and agreements are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. The Stamp Duty Law was revoked on January 1, 2006.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments) (the “Inflationary Adjustments Law”) (1985) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. Its features that are material can be described as follows:

—	A special tax adjustment for the preservation of equity whereby corporate assets are classified broadly into fixed or inflation immune assets and non-fixed, or soft assets. Where a company’s equity exceeds the depreciated cost of its fixed assets, the company may take a deduction from taxable income, including tax-exempt income, that reflects the effect of multiplication of the annual rate of inflation on this excess, up to a cap of 70% of taxable income, including tax exempt income, in any single tax year, with the unused portion carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the annual rate of inflation is added to taxable income.

—	Depreciation deductions on fixed assets and losses carried forward are generally adjusted for inflation based on the increase of the Israeli consumer price index.

In accordance with an amendment to the Inflationary Adjustments Law, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year), in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

TAXATION OF OUR SHAREHOLDERS

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) rights in a foreign corporation whose majority of assets is directly or indirectly, rights to assets located in Israel (with respect to the applicable portion of the capital gain). The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (29% in 2007). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007) and the regular corporate tax rate for corporations (29% in 2007) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 — 29% tax rate for a corporation and a marginal tax rate of up to 48% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gains derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident controlled, either directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual

Generally, a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, within 30 days of the completion of a transaction and advanced payment amounting to the tax liability arising from the capital gain is due. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at the source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gain is also reportable on the annual income tax return.

DIVIDENDS

A distribution of dividend from income attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

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

Notwithstanding the foregoing, we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is filed promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. However, we do not distribute an annual report to our shareholders prior to our annual meeting of shareholders, as the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.scailex.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Since most of the Company’s assets are cash and cash equivalents invested mostly in overnight dollar-denominated deposits with U.S. banks and in U.S. government bonds and highly-rated corporate bonds, the major market risk for the Company is potential decline in the value of such assets, which is mostly dependent on the U.S. monetary interest rate. Consequently, changes to the U.S. monetary interest rate and/or the value of bonds held by the Company would impact the Company’s results of operations.

Since our purchase, through PCH, of ORL shares beginning in February 2007, we have been exposed to fluctuations in NIS/US dollar currency rates. In addition, unless and until we acquire joint control over ORL with Israel Corp., changes in the share price of ORL directly impact the capital reserve for the ORL investment in our shareholders’ equity. Because ORL’s shares are traded on the TASE and are quoted in NIS and our financial statements are denominated in US dollars, an appreciation of the NIS vis-à-vis the U.S. dollar would reduce the dollar value of our holdings in ORL, and thus could have a material adverse effect on our shareholders’ equity.

A reduction in share price of ORL prior to our obtaining control over ORL would also have the effect of reducing our shareholders’ equity.

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

In general, the Company does not acquire protection for its investments, partly due to legal restrictions on purchasing of various derivatives arising under the SEC’s Investment Act of 1940 regulations.

PRESENTATION OF EXCHANGE RATE AND INTEREST RATE RISK

The table below details the balance sheet exposure, by currency, as of the periods indicated below (at fair value). All data in the table has been translated for convenience into the U.S. dollar equivalent (in millions). Explanatory notes are provided below the table.

Balance sheet exposure by currency (from continuing operations)
	European Currencies	NIS		Other Currencies

as of December 31, 2006	$--	$(1.	6)	--
as of December 31, 2005	$0.1	$(1.	9)	--

—	The amounts shown in the table represent monetary assets less liabilities.

—	The table does not include data with respect to balance sheet exposure for certain equity investments in which the functional currency was the local currency, since those balances do not create any such exposure.

—	“European Currencies”include all European currency exposure.

See “Item 5. Operating And Financial Review And Prospects – Impact of Inflation and Exchange Rates” and Note 11 to our consolidated financial statements included in this Annual Report.

For information about forward-exchange contracts please see Note 11a to our Consolidated Financial Statement included in this Annual Report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS IN THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure controls and procedures: Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

Management’s annual report on internal control over financial reporting: Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

—	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2006.

Attestation report of the registered public accounting firm: This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  The management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in internal control over financial reporting: There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that two of the members of the audit committee are “audit committee financial experts” as defined in Item 16A of Form 20-F. Our “audit committee financial experts” are Messrs. Shalom Singer and Dror Barzilai, both of whom are “independent” as this term is defined in the Marketplace rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which applies to all of our directors, executive officers and employees. A copy of our Code of Ethics and Business Conduct has been posted on our Internet website, http://www.scailex.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (PwC), served as our independent auditors until December 31, 2006. At the annual general meeting held in December 2006, our shareholders appointed the accounting firm of Brightman, Almagor & Co., Certified Public Accountants, a member of Deloitte, Touche, Tohmatsu as our independent auditors until the next annual meeting with regard to the audit of fiscal year 2007.

PwC, including Kesselman & Kesselman, billed the following fees to us for professional services in 2005 and 2006:

	Year ended December 31,
	(approximate $ in millions)
	2006	2005*

Audit Fees (1)	$0.20	$0.40
Audit-Related Fees (2)	0.02	0.16
Tax Fees (3)	0.13	0. 24
All Other Fees (4)	---	0.04
Total Fees	$0.35	$0.84

* Includes fees related to services rendered in respect of discontinued operations.

(1)	“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

(3)	“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning Kesselman & Kesselman provided us with tax services such as PFIC evaluation and tax planning.

(4)	“All Other Fees” are the aggregate fees billed for professional services that are not reported under the captions “Audit Fees,” “Audit-Related Fees” or “Tax Fees.”

Our audit committee oversees our independent auditors. See “Item 6. Directors, Senior Management and Employees – Board Practices.”

Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FORAUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

ISSUER PURCHASES OF EQUITY SECURITIES

Clal and Discount

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2006	98,082	NIS 27,725

ISSUER PURCHASES OF EQUITY SECURITIES

IPE

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
February 2007	312,000	NIS 37.06

These purchases were made in open market transactions on TASE. Nothing herein shall be deemed as an admission by Discount, Clal or IPE that they are “affiliated purchasers” within the meaning of Rule 10b-18 promulgated under the Exchange Act.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Scailex is filing as part of this Annual Report:

—	consolidated audited financial statements of Scailex for the year ended December 31, 2006; and

—	consolidated audited financial statements of Objet for the year ended December 31, 2004 (includes audited financial statements for the year ended December 31, 2003).

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant. (2)

4(a)(1)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (3)

4(a)(2)	Asset Purchase Agreement, dated August 11, 2005, between Hewlett-Packard Company and Scitex Vision Ltd. and the First Amendment thereto, dated November 1, 2005. (4)

4(a)(3)	Jemtex Reorganization Agreement, dated August 4, 2006, and amendments thereto dated September 2006 and January 4, 2007, between Scailex Corp. Ltd., Avi Raby and Yehoshua Sheinman.

4(a)(4)	Shareholders Agreement, dated December 21, 2006, and amendments thereto dated February 2007 and May 10, 2007, between Scailex Corporation Ltd. and Linura Holdings AG

4(a)(5)	Memorandum of Understanding dated February 18, 2007 and addendum dated February 19, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd.

4(a)(6)	Globecom Management Agreement, dated May 1, 2007, between Scailex Corporation Ltd. and Globecom Investments Ltd.

4(a)(7)	Deed of Undertaking, dated May 10, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd.

4(c)(1)	Form of the Letter of Indemnification provided to office holders. (5)

4(c)(2)	The 2001 Stock Option Plan (as amended, 2003). (6)

4(c)(3)	The 2003 Share Option Plan. (7)

4(d)(1)	Services Agreement, dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (8)

4(d)(2)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (9)

8	List of Subsidiaries of the Registrant.

12(a)(1)	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12(a)(2)	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13(a)(1)	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13(a)(2)	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Independent Registered Public Accounting Firm relating to Registrant.

14(a)(2)	Consent of Independent Registered Public Accounting Firm relating to Objet.

(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006.

(2)	Incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006.

(3)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(4)	Incorporated by reference to Exhibit 4(a)(5) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2006.

(5)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 1, 2005.

(6)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.

(7)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.

(8)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(9)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

SCAILEX CORPORATION LTD.
(Formerly SCITEX CORPORATION LTD.)

2006 CONSOLIDATED FINANCIAL STATEMENTS

SCAILEX CORPORATION LTD.
2006 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
SCAILEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scailex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associated company, the Company’s share in losses of which is $1,418,000 in 2004. Those financial statements were audited by other independent registered public accounting firm whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for this company, is based solely on the report of the other independent registered public accounting firm.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective January 1, 2006 to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

Tel-Aviv, Israel	Kesselman & Kesselman
June 17, 2007	Certified Public Accountants (Isr.)

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	227,461	199,762
Available for sale securities	14,258	19,455
Current maturities of securities held-to-maturity	21,991	11,133
Other receivables	713	568
Deferred income taxes		1,260
Current assets of discontinued operations	31,764	86,522

T o t a l current assets	296,187	318,700

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Securities held-to-maturity	22,879	29,524
Other investments and prepaid expenses	404	1,529
Funds in respect of employee rights upon retirement	90	61

	23,373	31,114

PROPERTY AND EQUIPMENT, net of
accumulated depreciation (note 4)	12	9
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS		1,195

	319,572	351,018

)
/s/ Eran Schwartz ——————————————
Eran Schwartz	)	Chairman of the Board of Directors

)
/s/ Yahel Shachar ——————————————
Yahel Shachar	)	Chief Executive Officer

	December 31
	2006	2005
	U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Trade payables	77	73
Income taxes payable	1,055	660
Accrued and other liabilities	988	1,142
Current liabilities related to discontinued operations	20,382	44,443

T o t a l current liabilities	22,502	46,318

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement (note 5)	176	107
Long-term liabilities related to discontinued operations		1,800

T o t a l long-term liabilities	176	1,907
COMMITMENTS AND CONTINGENT LIABILITIES (note 6)

T o t a l liabilities	22,678	48,225

MINORITY INTEREST	11,860	41,190

SHAREHOLDERS' EQUITY (note 7):
Share capital - ordinary shares of NIS 0.12 par value
(authorized: December 31, 2006 and 2005 -
48,000,000 shares; issued and outstanding:
December 31, 2006 and 2005 - 43,467,388 shares)	6,205	6,205
Capital surplus	280,637	280,269
Accumulated other comprehensive loss	(590)	(1,110)
Retained earnings	31,082	8,539
Treasury shares, at cost (December 31, 2006 and 2005 -
5,401,025 shares)	(32,300)	(32,300)

T o t a l shareholders' equity	285,034	261,603

	319,572	351,018

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands (except per share data)

GENERAL AND ADMINISTRATIVE EXPENSES	(2,955)	(2,964)	(3,201)
FINANCIAL INCOME, net	13,202	4,283	2,757
OTHER INCOME, net	3,141	917	62

INCOME (LOSS) BEFORE TAXES ON INCOME	13,388	2,236	(382)
INCOME TAX BENEFITS (TAXES ON INCOME) (note 8)	(1,502)	94	1,121
SHARE IN RESULTS OF ASSOCIATED COMPANY (including gain
from sale of the associated company in 2005 of $ 2,981)		2,876	(1,418)
MINORITY INTEREST IN INCOME OF A SUBSIDIARY	(478)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	11,408	5,206	(679)
NET INCOME FROM DISCONTINUED OPERATIONS, net of taxes
and minority interests	11,135	100,932	47,932

NET INCOME	22,543	106,138	47,253

EARNING (LOSS) PER SHARE ("EPS") - BASIC:
Continuing operations	0.30	0.14	(0.02)
Discontinued operations	0.29	2.65	1.19

	0.59	2.79	1.17

"EPS" - DILUTED:
Continuing operations	0.30	0.14	(0.02)
Discontinued operations	0.29	2.55	1.19

	0.59	2.69	1.17

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	38,066	38,066	40,336

Diluted	38,156	38,134	40,336

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders' equity
	U. S. d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2004	6,205	368,104	(552)	(144,852)	(4,207)	224,698
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Net income				47,253		47,253
Other comprehensive income (loss), in respect of:
Available-for-sale securities, net			(327)			(327)
Realization of currency translation adjustments			552			552

Total comprehensive income						47,478

Cash distribution		(89,837)				(89,837)
Stock - based compensation from options granted to employees		28				28
Treasury shares					(28,093)	(28,093)

BALANCE AT DECEMBER 31, 2004	6,205	278,295	(327)	(97,599)	(32,300)	154,274
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Net income				106,138		106,138
Other comprehensive loss, in respect of:
Available-for-sale securities, net			(783)			(783)

Total comprehensive income						105,355

Stock -based compensation from options granted to employees		1,974				1,974

BALANCE AT DECEMBER 31, 2005	6,205	280,269	(1,110)	8,539	(32,300)	261,603
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Net income				22,543		22,543
Other comprehensive income, in respect of:
Available-for-sale securities, net			183			183
Held-to-maturity securities amortization			337			337

Total comprehensive income						23,603

Payment made by shareholders to senior employees		274				274
Stock - based compensation from options granted to employees		94				94

BALANCE AT DECEMBER 31, 2006	6,205	280,637	(590)	31,082	(32,300)	285,034

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from operations	22,543	106,138	47,253
Adjustments to reconcile net income from operations
to net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Gain from sale/Share in results of associated
companies, net		(3,668)	1,418
Minority interest in profits of a subsidiary	478
Depreciation	3	4	8
Amortization of deferred stock compensation	94	20	20
Gain from issuance of shares by an associated company			(137)
Write-down of investment in investee companies	660		137
Accrued severance pay, net	40	4	33
Deferred income taxes, net	1,260	(551)	(709)
Payment made by shareholders to senior employees	274
Loss from sale of available-for-sale securities	288	59	70
Loss from sale of securities held-to-maturity	243
Gain from sale of investment at cost	(1,327)
Bonds interests Income, net	(29)
Capital gain from dividend paid by investment at cost	(1,800)
Changes in operating asset and liability items:
Decrease (Increase) in other receivables	(145)	277	189
Increase (decrease) in accounts payable and accruals	245	540	(227)
Changes in asset and liability items of discontinued operations	1,848	(75,905)	(58,359)

Net cash provided by (used in) operating activities	24,675	26,918	(10,304)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of available for sale securities		(13,233)	(98,198)
Acquisition of held to maturity marketable securities	(18,998)
Proceeds from sale of available-for-sale securities	5,000	8,972	49,034
Maturity of securities held-to-maturity	15,000
Proceeds from sale of cost method investment	1,327
Purchase of fixed assets	(6)	(11)
Proceeds from sale of investments in discontinued operations		199,164	230,418
Proceeds from disposal of associated company		3,000
Distribution of funds from cost method investment	2,890	1,006
Investment in associated companies and cost method investments	(625)	(325)	(594)
Net cash used in discontinued operations	(5,019)	(13,974)	(7,497)

Net cash provided by (used in) investing activities	(431)	184,599	173,163

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares			(28,093)
Cash distribution			(89,837)
Net cash used in discontinued operations	(34,180)	(43,154)	(15,798)

Net cash used in financing activities	(34,180)	(43,154)	(133,728)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,936)	168,363	29,131
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	254,255 *	85,892	56,761

CASH AND CASH EQUIVALENTS AT END OF YEAR	244,319 *	254,255 *	85,892

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Income taxes paid net of refunds	2,633	123	6,137

*	Cash and cash equivalents includes cash and cash equivalents classified on the Company’s balance sheet under “Current assets of discontinued operations”of $16,858,000 and $54,493,000, on December 31, 2006 and 2005, respectively.

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL:

a.	Nature of operations

Continuing operation:

Scailex Corporation Ltd. (the “Company”) is a public company that is incorporated in Israel, and its shares are traded on the Tel Aviv Stock Exchange (“TASE”) and are quoted on the OTC Bulletin Board (“OTCBB”) in the United States. Through September 18, 2006, the Company’s shares were traded in the NASDAQ Global Market ( “NASDAQ”). On September 18, 2006, the SEC suspended the trading of Company shares on NASDAQ, and on October 23, 2006, the Company’s shares were de-listed from NASDAQ because the Company was determined by Nasdaq to be a public shell lacking any business operations, pursuant to Marketplace Rule 4300. As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

Amounts provided in these notes to the consolidated financial statements pertain to continuing operations, unless otherwise indicated.

b.	Discontinued operations:

In the past, the Company operated, directly and through its subsidiaries (the “Group”), in three business segments, which have been sold over the course of the last three years. Consequently, operating results of these three segments have been reported in these financial statements as discontinued operations in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144) and the Company has reclassified its results of operations, and the related assets and liabilities and cash flows for the prior periods in accordance with provisions of FAS 144.

The Company has revised the 2005 statements of cash flows to exclude cash and cash equivalents, attributable to discontinued operations, from the line item “Net cash provided by (used in) discontinued operation” Such amounts are now included in “cash and cash equivalents at beginning of the year” and “cash and cash equivalents at end of year.”

Following is information on the businesses sold:

1)	High-Speed Digital Printing segment

On January 5, 2004, the Company completed the sale of substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scailex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $ 250 million in cash (in addition $12 million was retained at SDP following the transaction). Pursuant to the agreement, a $25 million was held in escrow, of which (1) $15 million was released in February 2004 (2) $5 million was released in January 2005 and (3) the remaining $5 million was released in January 2006, in accordance with the applicable terms of the agreement. As a result of the transaction, the Company recorded a net gain of approximately $60 million, of which approximately $52 million was included in the statement of operations in 2004, and approximately $8 million of which was recognized in the fourth quarter of 2003 as a tax benefit related to expected utilization of carryforward tax losses including capital losses and is recorded under “income from discontinued operation”.

In December 2004, following the conclusion of tax audit by the Internal Revenue Services (IRS) in the consolidated companies SDP and SDC, for the years 1992 to 1996, the Company filed an application for refunds of federal taxation in respect of amended tax reports for the years 1994, 1995 and 1997.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

In the year 2005, the Company recorded tax income in respect of the tax refunds as aforesaid, in the amount of $7.8 million. In July 2006, the Company received the tax refunds, as aforesaid, in the amount of $12.6 million and as a result, it recorded further tax income in the amount of $4.8 million. The tax income has been recorded under “income from discontinued operations”,

On July 2006, SDP’s parent company (a wholly owned subsidiary of the Company) and SDP (which are registered in the State of Massachusetts in the USA) were liquidated.

The current assets and liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	Year ended December 31
	2006	2005
	U.S. dollars in thousands

A s s e t s
Cash allocated for Federal income tax payable and
restricted deposit	9,506	5,450
Federal Income tax receivable, net		7,800

T o t a l assets	9,506	13,250

Liabilities
Other payables (mainly income tax payable)	9,506	13,250

T o t a l liabilities	9,506	13,250

Net income from the discontinued operations of SDP is as follow:

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands

General and administrative expenses			1,052

Other income , net	93	966	51,646

Income tax benefit	4,614	7,800

Net income for the year	4,707	8,766	50,594

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

2)	Wide Format Digital Printing Segment

On November 1, 2005, the Company completed the sale of substantially all of the assets and the liabilities of the business of Scailex Vision (Tel-Aviv) Ltd (“Scailex Vision”). (formerly Scitex Vision Ltd.), a majority-owned subsidiary of the Company, to Hewlett-Packard Company (“HP”). Under the terms of the agreement, HP paid approximately $230 million in cash to Scailex Vision (subject to certain adjustments under the agreement), of which $23 million is retained in escrow for 24 months to cover possible indemnification claims and $1 million was retained for 12 months to cover possible tax payments related to 2005. The amount of $1 million was released to Scailex Vision account on November 10, 2006. As a result, the company recognized during 2005, a net income of approximately $92 million from discontinued operations. In addition, the Company has agreed to assign its rights to the “Scitex” trade name to HP, and has agreed to change its corporate name (accordingly the Company changed its name to Scailex Corporation Ltd.). In April 2006, HP paid Scailex Vision an additional amount of approximately $6.6 million in respect of the adjustment of the purchase price, as determined in accordance with the sale agreement. As a result of this additional consideration, the Company recognized an additional gain in the amount of $2.8 million (net of minority and related tax payments) under gain from discontinued operations in the statement of income for the year ended December 31, 2006.

On October 27, 2006, HP presented a claim to the trustee to receive an amount of $5.26 million out of the $23 million that was deposited in escrow to cover for possible claims for indemnification within the framework of the sale agreement.

In the claim, HP claimed that it is entitled to the said indemnity since Scailex Vision was in breach of representations and commitments in the sale agreement. Scailex Vision has rejected these claims and has filed its objection with the trustee. Nevertheless, there is no certainty that Scailex Vision will succeed in defending its position and, in such a case, the trustee will be bound to transfer the said amount to HP. In the Company’s opinion, sufficient provision has been made to cover the expenses in respect of this claim in the event that it will be realized. After balance sheet date, HP notified the Company that there were a number of additional legal claims that it intended to serve on the trusteeship. In the Company’s opinion, there are sufficient provisions to cover these claims.

On February 9, 2006, Scailex Vision distributed cash dividend equivalent to the amount available for distribution, following the conclusion of the transaction for the sale of the assets to HP. The amount of the net accumulated dividend that was distributed amounted to approximately $135 million (of which $101 million was received by the Company), by the way of the payment of $0.80 per share to each of the shareholders and $0.39 per option warrant to each of the holders of the option warrants (constituting the net amount less the exercise price).

After balance sheet date, and with the Court’s consent, Scailex Vision distributed to its shareholders an additional dividend of $20 million (out of which $14.3 million was received by the Company).

At December 31, 2006 and 2005, the remaining cash and assets classified as discontinued operations are estimated to be used for future payment of the related liabilities of the discontinued operations. At December 31, 2006 and 2005, the remaining liabilities classified as discontinued operation represent liabilities for payments of transaction expenses and related taxes.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

After balance sheet date, on January 23, 2007 Scailex Vision and Scailex Vision International Ltd. (a wholly owned subsidiary of Scailex Vision) signed tax assessment agreements with the Israeli Tax Authorities, for tax years 2001- 2005. As a result of the assessments the Company recorded a gain from the reduction of tax provisions in the amount of $3.1 million under discontinued operations.

The assets and liabilities of Scailex Vision classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31
	2006	2005
	U.S. dollars in thousands

A s s e t s
Current assets:
Cash	7,352	53,905
Other receivables	14,906	19,049

T o t a l current assets	22,258	72,954

Liabilities
Current liabilities	10,876	30,572
Long-term liabilities net of current maturities		1,192

	10,876	31,764
Minority interest in discontinued operation	11,382	41,190

T o t a l liabilities	22,258	72,954

Revenues and net income from the discontinued operations of Scailex Vision are as follow:

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands

Revenues		126,964	128,186
Cost of revenues		73,778	69,165

Gross profit		53,186	59,021
Operation expenses		40,797	50,037

Operating income		12,389	8,984
Financial expense, net	(131)	(506)	(3,449)
Other income, net	3,877	123,049	212

Income before taxes on income	3,746	134,932	5,747
Income tax benefit (Taxes on income)	4,379	(963)	(1,054)

	8,125	133,969	4,693
Minority interests in income of discontinued operation	(2,370)	(37,334)	(3,918)

Net income	5,755	96,635	775

In 2006 and 2005, the Company recognized a gain of $2.8 million and $92.3 million respectively on the said sale (net of minority interest and related taxes).

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

3)	The Continuous Ink-Jet Digital Printing for Industrial Applications segment

On August 4, 2006, an agreement was signed by the Company and the senior management of Jemtex InkJet Printing Ltd. (“Jemtex”), according to which the Company transfered the major part of its holdings in Jemtex to two of Jemtex’s senior managers and as a result thereof the Company’s percentage of holding in Jemtex was reduced from approximately 75% to approximately 15%.

Within the framework of the reorganization agreement, the Company converted convertible loans in the amount of approximately $6.7 million, out of the total amount of the loans that were provided to Jemtex by the Company over the years in the amount of approximately $9.7 million, into shares in Jemtex. The balance of the loans in an amount of $3 million was repayable over a period of 5 to 7 years, in accordance with the terms of the sale agreement, unless the Company was paid an amount of $1 million by January 4, 2007. In that case, the said payment will be considered to be a full repayment of all of the loans. In addition, so long as the balance of the loans in the amount of $3 million remains outstanding, the Company will have an option to purchase additional shares in Jemtex, for an overall consideration of $5 million, according to a valuation of Jemtex at $20 million. Management estimates the value of this option to be de-minims.

The Company does not recognize the balance of the said loans as an asset, since Jemtex has no repayment capacity as of December 31, 2006. In January 2007, Jemtex entered into an investment agreement with a third party under which Jemtex repaid the Company $1 million, and as a result thereof, the Company regarded the loan as fully repaid. In the framework of the investment, certain terms of said reorganization agreement were also amended. See also note 11a.

Subsequent to the aforementioned sale agreement and the reduction in the percentage of holding, the Company discontinued the consolidation of the financial statements of Jemtex and Jemtex’s activities have been classified as discontinued operations.

The assets and liabilities of Jemtex classified as discontinued operation in the Consolidated Balance Sheets are as follows:

December 31, 2005
U.S. dollars in thousands

A s s e t s
Current assets:
Cash	303
Trade and other receivables	15

T o t a l current assets	318
None current assets	1,195

T o t a l assets	1,513

Liabilities
Current liabilities	621
Long-term liabilities -
employee rights upon retirement	608

T o t a l liabilities	1,229

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

Net loss from the discontinued operations of Jemtex is as follows:

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands

Research & development expenses	1,235	2,549	2,168
Marketing expenses	31	55	51
Administrative and general expenses	278	660	556
Amortization of intangible assets	722	1,215	1,215
Other Income			(586)
Financing expenses (income)	17	(10)	33

Net loss	2,283	4,469	3,437

4)	Other income from discontinued operations

In the year ended December 31, 2006, the Company recorded an income of $3 million from discontinued operation, which was sold in the year 2000 due to beneficial final tax assessments.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Risk factors and concentration

As of December 31, 2006, the Company and its subsidiaries are subject to various risks, including but not limited to: (i) business and industry risks like diversification of the business and uncertainty as to a prospective business model of the Company; changes in domestic and foreign economic and market conditions and classification as investment company under US securities laws; (ii) financial risks such as currency fluctuations, credit risks, decreases in the value of its financial investments and classification as a passive foreign investment company for US tax law purpose; and (iii) risks related to operations in Israel like political, economic and military instability in Israel or the Middle East. See also note 9 for financial instruments and other risks.

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

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America

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

Investment in marketable securities – which are to be held to maturity - are stated at amortized cost with the addition of computed interest accrued as of the balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium or discount for those debt securities are carried to financial income or expenses.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Property and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life. Annual rates of depreciation are as follows:

%

Equipment	7-20
Computers	33

h.	Intangible assets

Intangible assets which consist of technology are presented at cost in discontinued operations and are amortized by the straight-line method over the estimated useful life of 5 years.

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
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), establishes standards for the reporting and presentation of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements.

The Company’s component of comprehensive income (loss), in addition to the loss for the year, includes unrealized gains and losses on available-for-sale securities and currency translation adjustments of non-dollar currency financial statements of a subsidiary.

l.	Treasury shares

Company’s shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company.

m.	Stock based compensation

Prior to January 1, 2006, the Company accounted for employees’ stock-based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure,” the Company disclosed pro forma information, assuming the Company had accounted for employees’ stock-based compensation using the fair value-based method defined in SFAS 123.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-based Payment” (“SFAS 123(R)”). SFAS 123(R) supersedes APB 25 and related interpretations and amends SFAS No. 95, “Statement of Cash Flows.” SFAS 123(R) requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of stock options is determined based on the number of shares granted and the price of the Company’s common stock, and determined based on the Black&Scholes option-pricing models, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on SFAS 123(R), including guidance on valuation methods, inventory capitalization of stock-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company elected to recognize compensation cost for option granted with service conditions that has a graded vesting schedule using the graded vesting attribution method.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company elected to adopt the modified prospective transition method permitted by SFAS 123(R). Under this transition method, the Company implemented SFAS 123(R) as of the first quarter of 2006 with no restatement of prior periods. The valuation provisions of SFAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under SFAS 123.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. SFAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R).

As of January 1, 2006, the cumulative effect of the Company’s adoption of SFAS 123(R) was not material.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and earring (loss) per share for the years ended December 31, 2005 and 2004 assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2005	2004
	U.S. dollars in thousands (except for per share data)

Net income (loss) from continuing operations - as
reported	5,206	(679)
Add: stock based employee compensation expenses,
included in reported net loss from continuing
operations	20	20
Deduct: stock based employee compensation
expenses determined under fair value method	(95)	(156)

Pro-forma net income (loss) from continuing operations	5,131	(815)

Net income from discontinued operations - as reported	100,932	47,932
Add: stock based employee compensation expenses,
included in reported net income from discontinued
operations (net of minority interest and related
taxes)	1,954	8
Deduct: stock based employee compensation
expenses determined under fair value method
(net of minority interest and related taxes)	(3,434)	(437)

Pro-forma net income from discontinued operations	99,452	47,503

Pro-forma net income	104,583	46,688

Basic EPS - as reported:
Continuing operations	0.14	(0.02)
Discontinued operations	2.65	1.19

Net income	2.79	1.17

Basic Pro-forma EPS:
Continuing operations	0.14	(0.02)
Discontinued operations	2.61	1.18

Net income	2.75	1.16

Diluted EPS- as reported:
Continuing operations	0.14	(0.02)
Discontinued operations	2.55	1.19

Net income	2.69	1.17

Diluted Pro-forma EPS:
Continuing operations	0.14	(0.02)
Discontinued operations	2.51	1.18

Net income	2.65	1.16

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Earning (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury shares held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2004 such effect was not included since it would have been anti -dilutive).

o.	Revision of prior years statements of cash flows

The 2005 and 2004 statements of cash flows were revised to separately disclose the operating, investing, and financing portions of the cash flows attributable the Company’s discontinued operations. The Company had previously reported these amounts on a combined basis.

p.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

q.	Recently issued accounting pronouncements:

1)	In July 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective beginning as of January 1, 2007. The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this interpretation. Only tax positions that meet the “more likely than not’ recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this FIN 48. The Company is currently assessing the impact of that adoption of FIN 48 will have on its consolidated financial statements.

2)	In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not result in corrections of the Company’s consolidated financial statements.

3)	In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 is effective for the Company beginning as of January 1, 2008, although earlier adoption is encouraged. The Company is currently evaluating the impact of the provisions of SFAS 157 on its consolidated financial position and results of operations.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	In June 2006, EITF reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” if those amounts are significant. The Company must adopt EITF 06-03 for interim and annual reporting periods beginning as of January 1, 2007. The Company does not expect that the adoption of EITF 06-03 will have a material effect on its consolidated financial position or results of operations.

5)	In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits companies to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

NOTE 3 – OTHER INVESTMENTS:

The following investments are included in the Company’s balance sheets under “Other investments and prepaid expenses”. As of December 31, 2006, the carrying amount of these investments approximated their fair value:

a.	In May 2005, the Company received approximately $1 million as a return on investment from Dor Venture Capital (“Dor”). As a result, the Company recognized a gain of $0.8 million presented in other income. During 2006 the Company received approximately $0.3 million as a return on investment, and invested in Dor approximately $0.6 million. As of December 31, 2006, the Company wrote-off the investment in Dor in the amount of $0.7 million following the company’s decision to discontinue its investments in this fund.

b.	During the first quarter of 2006 the Company received a cash distribution of $2.6 million from Real Time Image Ltd. (“RTI”) following the sale of RTI’s operations in 2005, and recorded income of $1.8 million. After the cash distribution, there is cash held in escrow that the Company expects to receive approximately $0.4 million. The investment in RTI is presented in the Company’s 2006 balance sheet under Other Investments and prepaid expenses, while income is presented in the statement of operations under “other income.”

c.	On November 9, 2006, XMPie Inc., was sold to Xerox Corporation for approximately $48 million. The Company’s share of the proceeds was $1.5 million, of which $1.3 million was received in December 2006. The balance is held in trust and is expected to be paid subject to the terms of the acquisition agreement. The Company recognized a gain of $1.3 million as a result.

d.	For details on the investment in Oil Refineries Ltd. (“ORL”) – see note 11b.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – PROPERTY AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31
	2006	2005
	U.S. dollars in thousands

Equipment	3	3
Leasehold improvements	10	4
Computers	73	73

	86	80
Less - accumulated depreciation	74	71

	12	9

Depreciation of property and equipment from continuing operations totaled $3,000, $4,000 and $8,000 in 2006, 2005 and 2004, respectively.

NOTE 5 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded through monthly payments by the Company and its Israeli subsidiaries to severance pay and pension funds as well as insurance companies (principally, an insurer which is an affiliate of the two major shareholders of the Company).

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	Severance pay and defined contribution plan expenses totaled $69,000, $26,000 and $52,000, in 2006, 2005 and 2004, respectively.

With respect to the Company’s employees, as of December 31, 2006, the Company expects to contribute approximately $30,000 in respect of severance pay for the year ending December 31, 2007.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	On December 14, 2006, the Company signed an agreement with third parties for the lease and management of offices in Herzliya Pituah, Israel, commencing from May 1, 2007 for a period of five years and may be extended an additional ten-year period (with an option to extend the lease five consecutive times for a period of terms of two years each, rather than one additional ten-year period). Annual lease and management fees amount to a total of approximately $ 95 thousands, stated in NIS and linked to the Consumer Price Index. To secure said payments the Company issued a non-recourse bank guarantee of approximately $23 thousands.

The future lease payments amount to approximately $ 95 thousands annually, stated in NIS and linked to the Consumer Price Index.

Until completion of the construction work, the Company will continue to rent office space in Tel Aviv. Rental and management payments totaled approximately $67 thousand annually, during 2006, 2005 and 2004.

2)	For details on the agreement with the Israel Corporation Ltd. – see note 11b.

b.	Contingent liabilities:

The Company has several other claims in various legal processes, the majority of which are claims of long standing. The Company does not believe that the settlement or removal of these claims will result any material liability to the Company.

As for the claim relating the SV transaction – see note 1b2.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s shares are quoted on the “OTCBB” under the symbol SCIXF.OB, and are traded on “TASE”.

On December 31, 2006, the Company’s share closed on the OTCBB and TASE at $7.95 and approximately $7.98 (in NIS), respectively.

2)	The number of shares stated as issued and outstanding – 43,467,388 shares at December 31, 2006 and 2005 – includes, at December 31, 2006 and 2005, 5,401,025 shares repurchased by the Company and held by the Company or by a trustee. These shares bear no voting rights or rights to cash dividends. In February 2007 the number of outstanding shares increased to 43,579,388 shares as a result of the exercise of options by employees, see note 11c.

b.	Cash distribution and treasury stock

In 2004, approximately $118 million were transferred by the Company to its shareholders through a repurchase of shares from the shareholders and a cash distribution:

1)	In June 2004, the Company completed a self tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28.1 million that represented $5.67 per share.

2)	In July 2004, the Company distributed in cash $2.36 per ordinary share, or approximately $89.8 million in the aggregate, to its shareholders.

c.	Stock option plans

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

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – SHAREHOLDERS’ EQUITY (continued):

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

On September 20, 2004, the board of directors resolved to grant two senior employees of the Company options under the 2003 Plan to purchase an aggregate amount of 168,000 shares of the Company at an exercised price of $3.70 per share. The fair value of one share at the day of grant was $4.11. The options vest ratably over three years and are exercisable for ten years until September 20, 2014. Any options not exercised by then will expire. In the year 2004, the Company recorded $69,000 of deferred stock compensation for the excess of the fair value of shares over the exercise price at the date of grant related to these options. The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $23,000 and $22,000 are presented under “general and administrative expenses” in 2005 and 2004 respectively. In 2006, the Company recorded additional amount of $76,000 as stock-based compensation due to the adoption of FAS 123(R), see also note 2m. As a result, the compensation costs presented under “general and administrative expenses” in 2006 were $94,000.

In the years ended December 31, 2006 and 2005, no options were granted under either the 2001 Plan or 2003 Plan.

On February 19, 2007, options were exercised for purchase of 112,000 shares. See note 11c.

A summary of the status of the Company’s plans at December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2006		2005		2004
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$

Options outstanding at
beginning of year	346,754	6.91	519,922	8.09	987,066	10.48
Changes during the year:
Granted					168,000	3.70
Forfeited and canceled	(153,754)	9.71	(173,168)	10.46	(635,144)	10.64

Options outstanding at end of year	193,000	4.68	346,754	6.91	519,922	8.09

Options exercisable at end of year	137,000	5.08	234,754	8.44	351,922	10.19

Options available for future awards	1,732,000		1,732,000		1,732,000

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – SHAREHOLDERS’ EQUITY (continued):

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

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected term. The expected term is expected length of time until expected date of exercising the options, based on expected employee’s exercise behavior.

As of December 31, 2006, there was $ 6,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans.

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2006:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2006	Weighted average exercise price
$		Years	$		$

3.70	168,000	7.72	3.70	112,000	3.70
10.00	9,000	2.0	10.00	9,000	10.00
11.00 to 11.99	11,000	1.82	11.60	11,000	11.60
12.68	5,000	1.0	12.68	5,000	12.68

	193,000	6.94	4.68	137,000	5.08

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TAXES ON INCOME:

a.	The Company and its Israeli subsidiary:

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 ( the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

Tax rates

The income of the Company and its Israeli subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 –35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

b.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $439 million at December 31, 2006. Most of the carryforward amounts are available indefinitely with no expiration date.

d.	Deferred income taxes:

	December 31
	2006	2005	2004
	U.S. dollars in thousands

Computed in respect of the following:
Carryforward tax losses and credits	109,750	136,946	141,028
Investments		4,191	5,447

	109,750	141,137	146,475
L e s s - valuation allowance (attributed
mainly to loss carryforwards and
expenses deductible upon payment)	(109,750)	(139,877)	(145,766)

		1,260	709

Deferred income taxes are included in the
balance sheets as current assets		1,260	709

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TAXES ON INCOME (continued):

e.	Income (loss) before taxes on income from continuing operation:

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands

The Company and its Israeli subsidiaries	11,438	(447)	(2,154)
Non-Israeli subsidiaries	1,950	2,683	1,772

	13,388	2,236	(382)

f.	Taxes on income included in the statements of operations – from continuing operation:

1)	As follows:

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands

Current:
Israeli	242	185	103
Non-Israeli		272

	242	457	103

Deferred, see e. above -
Non-Israeli	1,260	(551)	(1,224)

	1,502	(94)	(1,121)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a. above) and the actual tax expense:

	Year ended December 31
	2006	2005	2004
	U.S. dollars in thousands

Profit (loss) before taxes on income	13,388	2,236	(382)

Theoretical tax expense (tax benefit) on
the above amount	4,150	760	(134)
Decrease in taxes resulting from
different tax rates - net	78	(175)	(75)
Change in valuation allowance	(30,127)	(5,889)	8,392
Changes in deferred taxes resulting from
carryforward tax losses	27,196	4,082	(8,028)
Increase (decrease) in taxes resulting from prior
years	50		(515)
Increase (decrease) in taxes arising
from differences between non-dollar
currencies income and dollar
income, net, and other*	155	1,128	(761)

Tax benefit (taxes on income) in the consolidated
statements of operations	1,502	(94)	(1,121)

*	Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a. above) and the changes in the exchange rate of Israeli currency relative to the dollar.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TAXES ON INCOME (continued):

g.	Tax assessments:

The Company has received, or is considered to have received, final tax assessments through the 2002 tax year.

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Concentrations of credit risks

At December 31, 2006 and 2005, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major U.S, Israeli and European banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

b.	Cash Management and Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, marketable securities and short-term investments.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. As to the fair value of held-to-maturity securities-see note 10

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Information on securities available for sale and held for maturity:

1)	Held-to-maturity securities:

At December 31, 2006 and 2005 the amortized cost basis, aggregate fair value and unrealized holding gains and losses, as follows:

	Amortized Cost*	Aggregate Fair Value	Unrealized Losses	Unrealized Gains
	$ i n t h o u s a n d s

December 31, 2006:
U.S. Treasury notes and agencies	44,509	44,780	(271)	0

December 31, 2005:
U.S. Treasury notes and agencies	40,417	41,037	(620)	0

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Because the Company has the capability, and intends, to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2006.

(*)	Not including amounts of interest receivable of $361 thousands and $240 thousands at December 31, 2006 and 2005, respectively.

2)	Available for sale securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses*	Estimated Fair Value***
	$ i n t h o u s a n d s

December 31, 2006:
Corporate bonds	14,302	6	(325)	13,983

December 31, 2005:
Corporate bonds	19,578	4	(494)	19,088

(*)	Such unrealized holding losses are the result of an increase in market interest rates during 2005 and 2006 and are not the result of credit or principal risk. Based on the nature of the investments, management concluded that such unrealized losses were not other than temporary as of December 31, 2006. Amounts reclassified out of accumulated comprehensive income into earning are determined by specific identification. As of December 31, 2006, the Company held investments in available for sale securities with unrealized holding losses totaling $319,000. Realized losses in 2006 were approximately $337,000 (including amortization of comprehensive loss related to Held-to-maturity securities as described in note 2d), compared to 2005 that were approximately $82,000.

(**)	Of which $49,000 has been in continuous unrealized loss position for over 12 months.

(***)	Not including amounts of interest receivable of $275 thousands and $367 thousands at December 31, 2006 and 2005 respectively.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

3)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2006	2005
	$ in thousands

Among current assets:
Held-to-maturity securities*	21,991	11,133
Available for sale securities	14,258	19,455

	36,249	30,588
As long-term investments:
Held-to-maturity securities*	22,879	29,524

	59,128	60,112

*The above securities mature as
follows:
2006		11,133
2007	21,991	16,643
2008	12,965	2,967
2009	8,922	8,922
2010	992	992

	44,870	40,657

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

		Year ended December 31
		2006	2005	2004
		U.S. dollars in thousands

b.	Financial income, net:
	Interest income	13,766	4,470	2,874
	Loss on trading marketable securities, net	(384)	(84)	(70)
	Bank charges	(87)	(48)	(67)
	Other (including foreign exchange
	transaction losses, net)	(93)	(55)	20

		13,202	4,283	2,757

c.	Other income, net:
	Write-down of investment in cost	(660)
	Distribution of funds from cost method	1,800
	investment		793
	Gain from sale of investment in cost	1,327
	Other	674	124	62

		3,141	917	62

d.	Transactions with Related Parties

1)	In 2006, the CEO and the CFO of the Company received a payment of $250 thousands and $20 thousands, respectively, directly from the former Company controlling shareholders. Such compensation is presented in the statements of changes in shareholders’ equity for 2006 as “Payment made by shareholders to senior employees”.

2)	See note 11c

3)	See note 11e.

NOTE 11 – SUBSEQUENT EVENTS:

a.	On January 4, 2007, Jemtex signed an investment agreement with a third party, and as a result, the Company received $1 million (plus interest) in repayment of the loans made by the Company, the remaining loans were cancelled pursuant to the reorganization agreement in which the Company transferred its controlling interest in Jemtex (see Note 1b(3)). In addition, a number of conditions included in the said reorganization agreement were amended, as follows: the Company waived most of its veto rights that it received under Jemtex’s Articles of Association; its rights to receive information from Jemtex were reduced; it agreed that the protection given to maintain its holdings of 15% of capital (fully diluted) would be valid until August 2009, The option described in note 1b(3) was revised as to allow the Company to invest $3 million in Jemtex at a company pre-money valuation of $20 million, until August 3, 2009. The Company estimates the value of this option at the date granted at a de-minims value.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUBSEQUENT EVENTS (continued):

b.	On January 8, 2007, in anticipation of a public offering by the State of Israel of shares of the Oil Refineries Ltd., which is located in Haifa, Israel (“ORL”), the Company and Linura Holding AG, a Swiss company indirectly held by one of the largest global natural resource companies (“Linura”), established Petroleum Capital Holdings Ltd. (“PCH”) to purchase shares in ORL, pursuant to a shareholders agreement between the Company and Linura. Under the shareholders agreement, the Company holds 80.1% of PCH’s share capital, while Linura holds 19.9%.

In February and March 2007, Scailex, through PCH, and Israel Corporation Ltd. (“Israel Corp.”) jointly acquired 53.6% of ORL’s issued share capital pursuant to an MOU signed by the parties, which provided for, among other things, the joint acquisition of ORL shares by PCH and Israel Corp. and an option for PCH to acquire additional shares in ORL from Israel Corp. Of the 53.6%, PCH acquired 12.62% of ORL’s outstanding shares and Israel Corp. acquired 40.98% of the outstanding shares. Total consideration paid by PCH for the purchase of the ORL’s shares was $192.9 million.

Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we did receive the required approval from the Israeli Antitrust Commissioner on March 27, 2007, we have experienced delays in receiving the control permit. As a result, on May 10, 2007 we and Israel Corp. revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed to apply separately for the control permit. Pursuant to the Deed of Undertaking in the event that PCH succeeds in receiving the control permit and any additional regulatory approvals required from the Antitrust Commissioner by May 15, 2009, the parties will enter into the Control Agreement for the joint control of ORL. The decision to apply separately stemmed from the fact that the parties assume that Israel Corp., which until February 2007 held 26% of ORL, would succeed in obtaining a control permit in a relatively short time. Furthermore, PCH has experienced delays in receiving the control permit due to the fact that additional information was requested about Linura, which holds 19.9% of PCH.

The Deed of Undertaking further provides that in the event that PCH succeeds in obtaining the required permit by May 15, 2009, Scailex, PCH and Israel Corp. agree to enter into the Control Agreement for the joint control of ORL. In addition, pursuant to the Deed of Undertaking, the Company was granted the right to exercise a call option, allowing it to increase its holdings in ORL to 45% of the 50.25% control core of ORL within 120 days of the receipt of mandatory regulatory approvals required to control ORL or until May 15, 2009, whichever is earlier. Deed of Undertaking further provides that the right to enter into the Control Agreement is transferable to a third party, subject to Israel Corp.‘s right of first refusal, provided that such third party receives a control permit by May 15, 2009.

Following the adoption of the Deed of Undertaking, PCH acquired, independently of Israel Corp., an additional 15.5 million shares of ORL for $12.9 million, bringing its total current holdings in ORL to approximately 13.4%.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUBSEQUENT EVENTS (continued):

c.	During February 2007, two officers of the Company exercised options to purchase 112,000 shares of the Company at an exercise price of $3.70 per share. As a result of the exercise, 112,000 shares were issued and added to the Company’s issued share capital. On the day of exercise, Israel Petrochemical Enterprises Ltd., the parent company purchased the said shares, through a wholly owned subsidiary, from the officers.

d.	At the end of December 2006, the Company submitted a request to the Court to distribute $20 million to its shareholders. On January 29, 2007, Scailex Vision received Court approval and, on February 5, 2007, distributed $20 million in cash to its shareholders. The Company received $14.3 million from said distribution.

e.	On March 20, 2007, the audit committee and board of directors approved the terms of a service agreement with Globecom Investments Ltd. (“Globecom”), a private company controlled by Mr. Eran Schwartz, pursuant to which Globecom will render the services of Mr. Eran Schwartz, as active Chairman of the Company’s board of directors beginning on the commencement of his incumbency as Chairman in July 2006 for a period of 18 months. The agreement with Globecom was approved by the shareholders in an extraordinary general meeting of the Company on April 30, 2007.

According to the Service Agreement, the scope of services will be determined in accordance with actual needs of the Company, and monthly aggregate cost to be paid by the Company for the services will be NIS 100,900 (approximately $24,000), linked to the Israeli consumer price index. In addition, Globecom and Schwartz will receive exculpation, indemnification and insurance under similar terms of other office holders in the company.

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

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

Date: June 19, 2007