Form 20-F
period 2007-12-31
Scailex CORP Ltd.
filed 2008-06-30
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

16 Shenkar St., Entrance B, Herzliya Pituach 46120, Israel

(Address of principal executive offices)

Shachar Rachim, Chief Financial Officer Tel: (972)-9- 9610903; Fax: (972)-9- 9610912 16 Shenkar St., Entrance B, Herzliya Pituach 46120, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.12 nominal (par) value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

43,579,388 Ordinary Shares, NIS 0.12 nominal (par) value per share

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

Large Accelerated Filer ☐     Accelerated Filer ☒     Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒     Yes  ☐     No

INTRODUCTION

Unless indicated otherwise by the context, all references in this Annual Report to:

•	“we”, “us”, “our”, “Scailex”, or the “Company” are to Scailex Corporation Ltd. (formerly known as Scitex Corporation Ltd.) and its wholly owned and/or majority owned subsidiaries;

•	“Dollars” or “$” are to United States dollars;

•	“NIS” or “Shekel” are to New Israel Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	the “SEC” are to the United States Securities and Exchange Commission;

•

“Scailex Vision” and “Scailex Vision International” are to Scailex Vision (Tel-Aviv) Ltd. (formerly known as Scitex Vision Ltd.), our majority owned subsidiary, and Scailex Vision International Ltd. (formerly known as Scitex Vision International Ltd.), Scailex Vision’s wholly owned subsidiary, respectively;

•	“Jemtex” is to Jemtex InkJet Printing Ltd., of which we hold 15% of the equity interests;

•	“IPE” is to Israel Petrochemicals Enterprise Ltd.;

•	“Israel Corp.” is to The Israel Corporation Ltd.;

•

“PCH” is to Petroleum Capital Holdings Ltd., a subsidiary of ours that is expected to be sold in the netx few days to IPE, our controlling shareholder, pursuant to a transaction that has already been approved by our board of Directors and shareholders, but is subject to the purchase of all of IPE’s shares in Scailex by Suny Electronics Ltd. (“Suny”), one of our shareholders. and

•	“ORL” is to Oil Refineries Ltd., an oil refinery located in Haifa, Israel.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, certain information contained herein, including, without limitation, information appearing under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to:

•

our absence of significant operations following the sale of the business of Scailex Digital Printing, Scailex Vision, the reduction of our holdings in Jemtex to 15%, as well as the anticipated sale of PCH to IPE;

•	uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities;

•	risks relating to pursuing strategic alternatives;

•	changes in domestic and foreign economic and market conditions;

•	the impact of the Company’s accounting policies;

•

our classification as a passive foreign investment company (“PFIC”), which may subject our U.S. shareholders to adverse U.S. federal income tax consequences. See “Item 10.E Taxation - Certain Material U.S. Federal Income Tax Considerations.”; and

•

the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 which may subject us to certain U.S. regulations and be subject to limitations with respect to the investment of our assets; and

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from audited consolidated financial statements not appearing in this Annual Report, which have been prepared in accordance with U.S. GAAP.

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

In August 2006, we decreased our holdings in Jemtex from approximately 75% to approximately 15% (on a fully diluted basis). See “Item 4A. History and Development of the Company,” “Item 4B. Business Overview,” and “Item 10C. Material Contracts-Reorganization Contract between the Company and Senior Management of Jemtex”. As a result of the sale, since August 2006 the results of operations of Jemtex have been reported as discontinued operations and the consolidated results from continuing operations have no longer included the revenues and expenses attributable to Jemtex. Similarly, assets and liabilities relating to Jemtex are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(3) to our consolidated financial statements included in this Annual Report.

As of December 31, 2007, our continuing operations were comprised of Scailex Corporation and PCH. Consequently, we did not record any revenues from such continuing operations in the years 2003 through 2007. Since we are exploring our strategic alternatives, including engaging in new areas of operations, the data presented below are not indicative of our future operating results or financial position.

As of December 31, 2007, the majority of our assets were cash, available-for-sale financial assets (mainly comprising of our shares in ORL) and securities held-to-maturity. In the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject to the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. Following these concurrent transactions, we would no longer have any interest in ORL. See “Item 10.C. Material Contracts - The PCH Sale Agreement, dated April 10, 2008”.

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

BALANCE SHEET DATA

	As of December 31,

	2007		2006	2005		2004		2003

	(US Dollars in thousands)

Net working capital (continuing operations) **	422,413	***	271,809	230,303		142,705		59,035
Net working capital (discontinued operations) **	(2,855)		1,876	42,079	*	(2,265	)*	101,019	*
Cash, cash equivalents and short term Investments (continuing operations)	421,862	***	273,216	230,350		142,239		64,995
Cash, cash equivalents and short term investments (discontinued operations)	6,644		7,352	59,658	*	18,345	*	34,318	*
Total assets	446,628		319,572	351,018		274,153		394,085
Long term liabilities (continuing operations)	67,045		654	107		649		–
Long term liabilities (discontinued operations)****	6,508		11,382	42,990		21,247		23,625
Share capital	6,209		6,205	6,205		6,205		6,205
Shareholders’ equity	345,914		285,034	261,603		154,274		224,698

*	Includes a restricted cash deposit in a bank, the balance of which was $5,165,000, $18,000,000 and $18,262,000 as of December 31, 2005, 2004 and 2003, respectively.

**	Net working capital is calculated as current assets minus current liabilities as presented in the audited financial reports.

***	Including an investment in ORL shares that is presented as available-for-sale assets.

****	Includes minority interest related to discontinue operation.

STATEMENT OF OPERATIONS DATA

	Year Ended December 31,

	2007	2006	2005	2004	2003

	(U.S. dollars in thousands, except per share amounts)

General and administrative expenses	(3,570)	(2,955)	(2,964)	(3,201)	(2,890)

Financial income - net	2,580	13,202	4,283	2,757	48
Other income (loss) – net	10,823	3,141	917	62	(2,323)

Income (loss) before taxes on income	9,833	13,388	2,236	(382)	(5,165)

Tax benefit (Taxes on income)	–	(1,502)	94	1,121	–
Share in results of associated companies	–	–	2,876	(1,418)	(2,237)

Minority interest in loss (income) of a subsidiary	3,979	(478)	–	–	–

Net income (loss) from continuing operations	13,812	11,408	5,206	(679)	(7,402)

Net income from discontinued operations	1,447	11,135	100,932	47,932	8,780

Net income	15,259	22,543	106,138	47,253	1,378

Earnings (loss) per share - basic
Continuing operations	0.36	0.30	0.14	(0.02)	(0.17)
Discontinued operations	0.04	0.29	2.65	1.19	0.20

	0.40	0.59	2.79	1.17	0.03

Earnings (loss) per share - diluted
Continuing operations	0.36	0.30	0.14	(0.02)	(0.17)
Discontinued operations	0.04	0.29	2.55	1.19	0.20

	0.40	0.59	2.69	1.17	0.03

Weighted average number of shares outstanding (in thousands) - - basic	38,164	38,066	38,066	40,336	43,018
- diluted	38,207	38,156	38,134	40,336	43,018

Dividends per share	–	–	–	$2.36	–

B.

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

Risks Related to Our Business

•	We have sold our principal operating businesses and currently conduct only limited business activities.

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

In the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject to the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. Following these concurrent transactions, we would no longer have any interest in ORL.

See “Item 4A. History and Development of the Company,” “Item 4B - Business Overview,” “Item 10C - Material Contracts - The PCH Sale Agreement, dated April 10, 2008” and “Item 10C - Material Contracts - Reorganization Contract between the Company and Senior Management of Jemtex”.

As of the date of this Annual Report, we hold substantially all of our assets in cash and cash equivalents and ORL shares. After completing the abovementioned sale of PCH, our plan of operation will be to explore and consider strategic investments and business opportunities. Other than activities relating to attempting to locate such opportunities and activities relating to our holdings, we do not currently conduct any material operations.

In the event that ownership in Scailex changes as a result of the abovementioned share transaction between IPE, our current controlling shareholder, and Suny Electronics Ltd., we expect that five of our directors will be asked to resign and new directors will be appointed. There is uncertainty as to how we will conduct our operations and the investments that we will make in the event such transaction occurs.

•	We may not be successful in identifying and evaluating suitable business opportunities.

While we are actively exploring strategic transactions and opportunities, there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities. We may invest in entities having no significant operating history or other negative characteristics, such as having limited or no potential for immediate earnings that will not necessarily provide us with significant financial benefits in the short term. In the event that we make new investments, a significant factor in our success will be the performance of target entities and their management, as well as numerous other factors beyond our control. There is no assurance that we will be able to invest on terms favorable to us, or at all.

•	We may be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.

We believe that we are not subject to regulation or registration under the Investment Company Act of 1940, or the Investment Company Act, because we are incorporated outside of the United States and are not publicly offering and do not propose to publicly offer our securities in the United States. We also do not promote our securities in the United States and our ordinary shares were delisted from Nasdaq. The Investment Company Act limits our ability to raise capital in the United States.

In addition, following the sale of the businesses of SDP and Scailex Vision and the investment of the cash proceeds of such transactions, we believe we are not engaged in an “investment company” business because we are actively engaged in exploring and considering strategic investments and business opportunities and hold substantially all of our assets in cash and cash equivalents. If we fail to make strategic, controlling investments, the likelihood of being deemed to be engaged in an investment company business would increase over time. If we were to engage in a public offering of our securities in the United States or were deemed to promote our securities in the United States and also to be engaged in an investment company business, we may be required to seek exemptive or other relief from the SEC so as not to be regulated under the Investment Company Act. No assurance can be made that we would obtain such exemptive or other relief from the SEC, if and when we seek the same. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to our shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act.

If we were deemed to be an investment company and engaged in a public offering of our securities or promoting our securities in the United States, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences.

•	We hold substantially all of our assets in cash and financial instrument, and are exposed to decreases in the value of our financial investments.

As of December 31, 2007, we held, on a consolidated basis, approximately $437.4 million in cash and financial instruments, which represented substantially all of our assets. This amount included $8.9 million which was presented as non current assets, $6.6 million of which was allocated to discontinued operations, and $307.4 million of ORL shares, which was presented as available-for-sale assets.

Because our shares in ORL are held in shekels, and our operational currency is the U.S. Dollar, we are subject to fluctuations in the dollar-shekel exchange rates and to fluctuations in the share price of ORL. This could adversely affect our financial condition.

During the next few days and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject to and would occur concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. Following these transactions, we would no longer have any interest in ORL.

In the event of a change in our ownership resulting from the abovementioned agreement between Suny and IPE, our operating currency may change from dollars to shekels, and we cannot predict what affect the fluctuation of the shekel rates would have on our operations and cash flow. For information on the types of our investments as of December 31, 2007, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk–Presentation of Exchange Rate and Interest Rate Risk.”

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

Our corporate headquarters are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. Further, in 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.

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

In addition, some of our directors and officers are currently obligated to perform annual reserve duty. All reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

•	A litigant may have difficulty enforcing U.S. judgments against us, our officers and directors, our Israeli subsidiaries and affiliates or asserting U.S. securities law claims in Israel.

Service of process upon us, our Israeli subsidiaries and affiliates, and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, all of our directors and officers are located outside the United States, and any judgment obtained in the United States against us or any of them may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

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

Risks Related to the Market for Our Ordinary Shares

•	If there is no active trading market for our ordinary shares, our investors may be unable to sell their shares.

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

•

We expect to qualify as a passive foreign investment company, or PFIC, in 2007, as it was in 2006. Unless U.S. holders of our shares make certain elections under U.S. federal income tax rules and regulations, they may be subject to certain adverse U.S. federal income tax consequences.

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

The market price for our ordinary shares has been and may continue to be volatile and could be subject to wide fluctuations in response to numerous factors, such as:

	•	market conditions or trends;

	•	political, economic and other developments in the State of Israel and world-wide;

	•	actual or anticipated variations in our operating results and/or assets;

	•	material corporate transactions; and

	•	entry into strategic partnerships or joint ventures by us.

In addition, the stock market in general, and the market for Israeli companies in particular, has been highly volatile in the past few years. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to sell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility, and we may not be able to raise capital through an offering of securities.

•	A single shareholder may be able to control us.

In July 2006, Israel Petrochemicals Enterprise Ltd. (“IPE”) (through its wholly owned subsidiary Petrochemical Holdings Ltd.) purchased an aggregate of approximately 49.4% of our outstanding ordinary shares from Clal Industries and Investments Ltd. (“Clal”) and Discount Investment Corporation Ltd. (“Discount”). As of June 26, 2008, IPE held 50.06% of the Company’s outstanding ordinary shares.

As of June 26, 2008, IPE was held 60.91% by Modgal Industries (99) Ltd., 12.29% by ORL, and 6.67% by Keter Plastic, and Modgal Industries (99) Ltd. was held 50.14% by Modgal Ltd., 23.03% by European Holdings International Ltd., and 26.83% by Adler BV. (held by Leonid N. Nevzlin (71%), who is the main beneficiary of Menatap Ltd., a foreign company).

As of June 26, 2008, Modgal Ltd. was held by 50% by Gima Investments Ltd. (held 37.5% each by Jacob Gottenstein and Alex Passal and 12.5% by each of Arie Silverberg and Micha Lazar), 47% by I.D. Federman Holdings Ltd. (held 49% by Adi Federman, 49% by Shelly Federman and 2% by their mother, Irit Federman) and 3% by Eran Schwartz.

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

As a result of the foregoing holdings, the corporate actions of the Company may be significantly influenced by the Federman family, Jacob Gottenstein, and Alex Passal. In addition, IPE may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to:

	•	elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors); and

	•	approve or reject any merger, consolidation or other sale or liquidation event that requires approval of our shareholders.

In the next few days, it is contemplated that IPE will sell all of its shares in Scailex to Suny for an aggregate purchase price of NIS 737 million (approximately $220 million). Immediately following such transaction, Suny will be our largest shareholder, and the corporate activities of the Company may be significantly influenced by Mr. Ilan Ben Dov, the indirect controlling shareholder of Suny. In addition, Suny would have sufficient voting power to elect all of our directors (subject to special voting provisions regarding the election of external directors) and approve or reject any merger, consolidation or other sale or liquidation event that requires approval of our shareholders.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

CORPORATE HISTORY & DETAILS

Our legal and commercial name is Scailex Corporation Ltd. and our legal form is a company limited by shares. We were incorporated under the laws of the State of Israel on November 2, 1971, succeeding a predecessor corporation, Scientific Technology Ltd. that was founded on September 5, 1968. On December 29, 2005, we changed our name from “Scitex Corporation Ltd.” to “Scailex Corporation Ltd.” Our corporate headquarters and principal executive offices are located at 16 Shenkar St., Entrance B, Herzliya Pituach, P.O.B. 12423, Israel, 46733. Our telephone number in Israel is (972) 9 - 9610900. Our website address is www.scailex.com. Information contained on our website does not constitute a part of this Annual Report.

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

In November 2005, we sold the operations of Scailex Vision, which was involved in the wide format segment to Hewlett-Packard, and in August 2006, we reduced our holdings from 75% to 15% in Jemtex, which was involved in the industrial inkjet digital printing market. Since the completion of these transactions, other than its investment in ORL, most of the Company assets are cash and cash equivalents, and the Company is looking for additional investment opportunities. Between February and May 2007, the Company, through its then 80.1% subsidiary, PCH, purchased approximately 13.4% of ORL’s share capital. Between July and October 2007, PCH increased its holdings in ORL to 15.76%.

On March, 26 2008, the Company completed the purchase of the minority 19.9% interest of Linura Holding AG (“Linura”) in PCH, and received, by way of assignment, the capital note that PCH had issued to Linura. The total consideration for the purchase was $57.2 million. With the purchase of Linura’s share in PCH, a 15.76% shareholder in ORL, PCH became a wholly owned subsidiary of the Company. See also “Item 10C. Material Contracts – The Share Purchase Agreement between Scailex and Linura, dated March 26, 2008.”

During the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject to and would occur concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE, described below. Following our sale of PCH, we would no longer have any interest in ORL. There is no guarantee that these transactions will in fact be consummated.

Concurrent with our sale of our interest in PCH to IPE, it is contemplated that IPE will sell all of its shares in Scailex to Suny Electronics Ltd. for an aggregate purchase of NIS 741 million (approximately $220 million). Immediately following such transaction, Suny Electronics Ltd. will be our largest shareholder and at such time is expected to hold approximately 87% of our outstanding share capital.

MAJOR BUSINESS DEVELOPMENTS

•	July 2006: our two major shareholders, Clal and Discount sold their entire holdings in the Company, representing approximately 49.4% of our outstanding share capital, to IPE.

•

August 2006: the Company entered into an agreement for the reorganization of Jemtex whereby the Company’s equity holdings in the Company were reduced from approximately 75% to approximately 15% (on a fully diluted basis). Under the terms of the reorganization agreement, the Company converted a sum of approximately $6.7 million, out of an aggregate amount of approximately $9.7 million provided by the Company to Jemtex by way of loans, into shares of Jemtex, while the remaining amount of approximately $3.0 million was to be paid to the Company over a period of five to seven years, unless Jemtex paid the Company a sum of $1.0 million by January 4, 2007, whereupon the debt would be deemed to have been repaid in full. On January 4, 2007, the Company was paid $1.0 million (plus interest), and in accordance with the terms of the reorganization agreement the Company forgave the $3.0 million in outstanding loans and deemed those loans to be paid in full. Following the reduction of the Company’s holdings in Jemtex, the Company ceased to consolidate the financial results of Jemtex in its financial statements and classified the operations of Jemtex as discontinued operations. See also “Item 10C. Material Contracts.”

•

November 2006: XMPie, a minority held company, was sold to Xerox Corporation for approximately $48 million, of which the Company received approximately $1.3 million (in May 2008 the Company received an additional amount of approximately $0.1 million; an additional approximately $0.1 million remains in escrow.).

•

December 2006: PCH was created, held 80.1% by Scailex and 19.9% by Linura Holding AG, a Swiss company indirectly held by one of the largest global natural resource companies, pursuant to a Shareholders Agreement with Linura. PCH was established for the purpose of acquiring shares of ORL, an oil refinery located in Haifa, Israel. See “Item 10C. Material Contracts”.

•

February 2007: we entered into a Memorandum of Understanding (the “MOU”) with Israel Corp. for the joint acquisition of ORL’s shares and control thereof. Pursuant to the MOU, we initially purchased through PCH, our then 80.1% subsidiary, 12.62% of the outstanding shares of ORL, and Israel Corp. acquired 40.98% of the outstanding shares. As a result, Scailex, through PCH, and Israel Corp., jointly acquired an aggregate of 53.6% of the issued share capital of ORL. The MOU provided for, among other things, the joint acquisition of ORL shares by PCH and Israel Corp. and an option for PCH to acquire additional shares in ORL from Israel Corp. Total consideration paid by PCH for the purchase of the ORL shares was approximately $192.9 million. The ORL transaction required two approvals: (i) approval from the Commissioner of the Israeli Antitrust Authority for the acquisition of 25% or more of ORL’s share capital, and (ii) a control permit from the Minister of Finance and the Prime Minister necessary under Israeli law in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital.

In May 2007, because we were experiencing delays in receiving the control permit, we and Israel Corp. revoked the MOU and entered into a Deed of Undertaking pursuant to which the parties agreed, inter alia, to apply separately for the control permit, and in the event PCH would succeed in receiving mandatory regulatory approvals, including the control permit and any additional approvals required by the Antitrust Commission, by May 12, 2009, the Company, PCH and Israel Corp. would enter into a control agreement for the joint control of ORL (the “Control Agreement”). In addition, pursuant to the Deed of Undertaking, we were granted the right to exercise a call option, allowing us to increase our holdings in ORL to 45% of the 50.25% “control core” of ORL within 120 days of the receipt of mandatory regulatory approvals required to control ORL. Following termination of the MOU, PCH acquired, independent of Israel Corp., additional shares of ORL for $12.9 million, increasing PCH’s holdings in the outstanding share capital of ORL to approximately 13.4%.

In July - October 2007, we acquired additional shares in ORL for $36.9 million, thereby increasing our holdings in ORL to 15.76% of ORL’s outstanding share capital.

For a complete description see “Item 4B. Business Overview” and “Item 10C. Material Contracts.”

•

On March 26, 2008 we completed the purchase of Linura’s entire shareholding in PCH, and received the capital note that PCH had issued to Linura. The total consideration for the purchase was a total of $57.2 million. With the purchase of Linura’s share in PCH, PCH became our wholly owned subsidiary.

•

During the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject to and would occur concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. Following our sale of PCH, we would no longer have any interest in ORL.

With the sale of the business of Scailex Vision in November 2005, as described above, and the anticipated sale of our shares in ORL through the sale of PCH, we will no longer conduct significant business operations. Currently, we hold substantially all of our assets in cash and financial assets. Our current plan of operation is to explore and consider strategic investments and business opportunities. Other than activities relating to attempting to locate such opportunities and activities relating to our holdings, we do not currently conduct any material operations.

PRINCIPAL CAPITAL EXPENDITURE & DIVESTITURES

Since January 1, 2005, except for the cash distribution described below, most of our principal capital expenditures and divestitures have been for the acquisition or sale of interests in other companies, as follows:

•	In November 2005, we sold the business of Scailex Vision. This transaction is described under “Item 10C. Material Contracts” below.

•	In June 2005, we sold all of our 22.9% holdings in Objet Geometries Ltd. to several shareholders of Objet for $3.0 million in cash.

•

In July 2005, IDX Systems Corporation, or IDX, acquired the assets of RealTimeImage Ltd., or RTI, in which we held a 14.9% stake, for an estimated purchase price of $15.5 million. The book value of our investment in RTI was recorded at $1.2 million on our balance sheet as of December 31, 2005, and such investment is accounted for under the cost method. In February 2006, we received a dividend of approximately $2.6 million from RTI, and in August 2007 we received an additional $0.4 million.

•

Since January 1, 2004, we invested an aggregate of approximately $7.1 million in Jemtex in consideration for the issuance to us of convertible debentures and preferred shares of Jemtex. Until August 2006, we held an approximate 74.9% interest (85.4% assuming conversions of the debentures, but not giving effect to the pending financing described in the next sentence) in Jemtex. In 2006, we invested an additional $2 million in Jemtex in respect of a pending round of financing by Jemtex. In August 2006, we entered into a reorganization agreement with senior management of Jemtex, pursuant to which our holdings in Jemtex were reduced to 15%.

Under the terms of the reorganization agreement, we converted a sum of approximately $6.7 million, out of an aggregate amount of approximately $9.7 million provided by the Company to Jemtex by way of loans, into shares of Jemtex while the remaining amount of approximately $3.0 million was to be paid to the Company over a period of five to seven years, unless Jemtex paid the Company a sum of $1.0 million by January 4, 2007, whereupon the debt would be deemed to have been repaid in full. On January 4, 2007, the Company was paid $1.0 million (plus interest), and in accordance with the terms of the reorganization agreement, the Company forgave the $3.0 million in outstanding loans and those loans to be paid in full. See also “Item 10C. Material Contracts” below.

•

In February 2007 we entered into an MOU with Israel Corp. through our then 80.1% owned subsidiary, PCH, pursuant to which we jointly acquired shares of ORL in February and March 2007. As a result of the joint purchase, Israel Corp. and Scailex (through PCH) held 40.98% and 12.62%, respectively, of the outstanding shares of ORL. Total consideration paid by PCH for the purchase of the ORL shares was $192.9 million. In May 2007 we acquired, through PCH, independent of Israel Corp., additional shares of ORL for $12.9 million, which increased our holdings in ORL, through PCH, to approximately 13.4%. In July - October 2007, we made an additional purchase, through PCH, of approximately 47.4 million shares of ORL for $36.9 million, thereby increasing our holding to 15.76% of ORL’s outstanding share capital.

•

On March 26, 2008, we completed the purchase of the minority 19.9% interest of Linura in PCH, and received, by way of assignment, the capital note that PCH had issued to Linura, increasing our holdings in PCH to 100% of PCH’s outstanding shares. The total consideration for the purchase was $57.2 million.

•

In the next few days, and following the recent approval of our Board of Directors, we expect to sell all of the issued share capital of PCH to IPE, the controlling shareholder of Scailex, for the total consideration of approximately NIS 1.14 billion (approximately $338 million). Following this transaction, we would no longer have any vested interest in ORL.

As previously reported, we were involved in several disputes with C.D.I. Technologies (1999) Ltd. (CDI) a minority shareholder of Scailex Vision, including claims against us, Scailex Vision and several other parties. In May 2005, we and our former two largest shareholders, Clal and Discount, purchased all of CDI’s interest in Scailex Vision, constituting 1.89% of Scailex Vision’s issued share capital (1.35% on a fully diluted basis), for $1.6 million, plus additional contingent consideration to be paid if Scailex Vision had an “exit event” in the subsequent two years at a higher valuation than implied in the agreement. As a result of the sale of the business of Scailex Vision to Hewlett Packard, we have already paid to CDI an additional $0.3 million in February 2006, $0.2 million in February 2007 and $0.3 million in June 2008 in respect of such contingent consideration, and we expect to pay an additional amount in the future (as a result of Scailex Vision’s future distributions). In connection with the purchase agreement, CDI agreed to dismiss all of the claims asserted by it against us and the other parties.

B. BUSINESS OVERVIEW

Following the sale of Scailex Vision’s business in November 2005 and following the anticipated sale of our interest in PCH, through which we currently hold shares of ORL, to IPE, our controlling shareholder, which is due to occur in the next few days, we would no longer have any interest in ORL, and we would substantially cease all of the operations of our business as conducted prior thereto. Following our sale of our interest in PCH, we would hold substantially all of our assets in cash and financial assets. Our current plan of operation is to explore and consider strategic investments and business opportunities.

OIL REFINERIES LTD.

Information presented in this Annual Report regarding ORL and its subsidiaries was compiled based on and it is qualified in its entirety on, ORL’s public filings in Israel. ORL is a public company in Israel, with its shares traded on TASE, and its reports are made in Hebrew and posted on the web site of the Israeli Securities Authority at www.magna.gov.il. Additional information about ORL, together with recent financial information, can be found on ORL’s web site, http://www.orl.co.il/index_eng.html. The contents of this web site are not deemed to be part of this Annual Report.

Purchase of ORL Shares by the Company

In December 2006, in anticipation of the public offering by the State of Israel of ORL’s shares, the Company entered into a shareholders agreement with Linura Holding AG, a Swiss company indirectly held by one of the largest global natural resource companies, pursuant to which the parties established PCH to purchase shares in ORL. Under the agreement, we held 80.1% of PCH’s share capital, while Linura held 19.9%. For a description of the agreement, see “Item 10C. Material Contracts”.

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

Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we did receive the required approval from the Israeli Antitrust Commissioner on March 27, 2007, we experienced delays in receiving the control permit. As a result, on May 10, 2007 we and Israel Corp. revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed to apply separately for the control permit, and the parties agreed to enter into the Control Agreement for the joint control of ORL upon receipt of the control permit and any additional regulatory authorities, by May 15, 2009.

Following the adoption of the Deed of Undertaking, PCH (our then 80.1% owned subsidiary) acquired, independently of Israel Corp., an additional 15.5 million shares of ORL for $12.9 million, bringing its total current holdings in ORL to approximately 13.4%. In July through October 2007, we made an additional purchase, through PCH, of approximately 47.4 million shares of ORL for $36.9 million, thereby increasing our holding to 15.76% of ORL’s outstanding share capital. For a description of current agreements with Israel Corp., as well as contemplated future agreements see “Item 10C. - Material Contracts”.

PCH experienced delays in receiving the control permit due to the fact that additional information was requested about Linura, which holds 19.9% of PCH. In November 2007, the Company was notified by competent government authorities that the control permit would not be granted, among other reasons, so long as Linura maintained its holdings in PCH. On March 26, 2008, the Company completed the purchase of the minority 19.9% interest of Linura in PCH, and received, by way of assignment, the capital note that PCH had issued to Linura. The total consideration for the purchase was $57.2 million. With the purchase of Linura’s share in PCH, a 15.76% shareholder in ORL, PCH became a wholly owned subsidiary of the Company.

In addition, pursuant to the Deed of Undertaking, we were granted the right to exercise a call option, allowing us to increase our holdings in ORL to 45% of the 50.25% control core of ORL within 120 days of the receipt of mandatory regulatory approvals required to control ORL or until May 15, 2009, whichever is earlier. The Deed of Undertaking further provides that the right to enter into the Control Agreement is transferable to a third party, subject to Israel Corp.’s right of first refusal, provided that such third party receives a control permit by May 15, 2009.

Sale of ORL Shares by the Company

In the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject and would occur concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. Following our sale of PCH, we would no longer have any interest in ORL. There is no guarantee that these transactions will in fact be consummated.

ORL’s Business

ORL was incorporated and registered in Israel in August 1959 as a result of a government decision to acquire and receive the rights of an English petroleum company under the franchise granted to it, and the ownership in the Haifa refinery, which had up until then been under the control of foreign shareholders.

ORL, together with its subsidiaries, are industrial companies operating in Israel, which mainly deal in the production of refined products, products for the petrochemical industry, aromatic products for the chemicals and plastics industries, and manufacturing of base oils and waxes. The subsidiaries’ facilities are integrated with those of ORL.

Until September 28, 2006, ORL operated a refinery at Haifa and a refinery at Ashdod. As part of the privatization process of ORL, on September 28, 2006, ORL’s operations were split in such a way that the Ashdod refinery was sold to a subsidiary of ORL, Oil Refineries-Ashdod Ltd. (“ORA”), which was sold on the date of the split to Paz Oil Company Ltd. (“Paz”).

Refining. ORL’s principal field of operation is refining. ORL operates an 180,000 barrel per day refinery and ranks at 7.4 on the Nelson Complexity Index. ORL purchases crude oil and interim materials, distills and separates them into various products, some of which are end products and others of which are raw materials for the manufacture of other products.

The refining of oil is a process that consists of a number of stages:

•	Separation by distillation – a process that results in groups of products, according to the differences in their boiling points.

•	Cracking and reformation – a process that alters the chemical composition, giving rise to products of higher added value.

•	Refining – a process that purifies, cleanses and improves the quality of the products.

•	Finishing – a process required to meet requisite parameters.

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

Refining operations accounted for approximately 85% of ORL’s consolidated revenue for the fiscal year 2007.

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

DOR VENTURES

Dor Venture Capital Fund (“Dor”), headquartered in Brussels, Belgium, is a specialized venture capital fund investing in technology companies worldwide. As of December 31, 2006, we had invested an aggregate of approximately $3.6 million in one of the funds managed by Dor, and we are generally committed to invest up to an additional $1.4 million in the future upon Dor’s request. To date, we received approximately $1.3 million as distributions from the fund. We currently hold approximately 13.2% of Dor. The Company has decided to discontinue its investment in Dor and not to realize its commitment to invest an additional $1.4 million. As a result of this decision, the Company will be subject to penalties and the Company’s holdings in Dor may be diluted by 50%.

REALTIMEIMAGE LTD.

RTI was formed in 1996. It was headquartered in San Bruno, California, with research and development operations in Or-Yehuda, Israel, and employed about 42 employees (it had no employees as of December 31, 2006) before IDX Information Corporation Systems acquired the company’s business in July of 2005. We held an approximately 14.9% interest in RTI until that time. After the sale we received a dividend of $2.6 million, and the Company received an additional $0.54 million. Since RTI sold its healthcare business to IDX, it has not conducted any operations.

RTI is presented in our financial reports on a cost method. After receiving a total dividend of $3.1 million, we recognized a capital gain of $1.9 million.

XMPIE INC.

XMPie, which was formed in 2000, developed and marketed software solutions for dynamic publishing in print and electronic media. The XMPie software platform was designed to allow organizations and marketing service providers, such as digital commercial printers and direct marketing agencies, to efficiently create – plan, design and produce – highly customized and personalized documents for direct marketing communication and other highly targeted messaging disciplines. XMPie is headquartered in New York, New York and, as of December 31, 2005, employed approximately 50 people. In November 2006, the Xerox Corporation acquired XMPie for approximately $48 million, including our approximately 2.3% interest in XMPie. We received $1.3 million for the sale, and we received approximately $0.1 million on May 26, 2008, which was held in escrow. An additional $0.1 million still remains in escrow.

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

General. Scailex Vision Ltd. (formerly, Scitex Vision Ltd.), or Scailex Vision, is our majority owned subsidiary (approximately 77.1% interest on an issued and outstanding basis; - on a fully diluted basis, taking into account the contemplated distributions to employees of Scailex Vision and outstanding options, our ownership in Scailex Vision is approximately 71.8%.). It was a developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and indoor and outdoor advertising posters. It was also engaged in the design, development, manufacturing and marketing of advanced digital printing presses and specialized water-based inks for the packaging and textile markets based on its patented drop-on-demand inkjet technology. As of November 1, 2005, Scailex Vision employed approximately 570 employees (including employees of its sales, marketing and support subsidiaries and part-time and temporary employees).

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

As previously reported, we were involved in several disputes with C.D.I. Technologies (1999) Ltd. (CDI) a minority shareholder of Scailex Vision, including claims against us, Scailex Vision and several other parties. In May 2005, we and our former two largest shareholders, Clal and Discount, purchased all of CDI’s interest in Scailex Vision, constituting 1.89% of Scailex Vision’s issued share capital (1.35% on a fully diluted basis), for $1.6 million, plus additional contingent consideration to be paid if Scailex Vision had an “exit event” in the subsequent two years at a higher valuation than implied in the agreement. As a result of the sale of the business of Scailex Vision to Hewlett Packard, we have already paid to CDI an additional $0.3 million in February 2006, $0.2 million in February 2007 and $0.3 million in June 2008 in respect of such contingent consideration. In connection with the purchase agreement, CDI agreed to dismiss all of the claims asserted by it against us and the other parties.

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

We believe that we are not subject to regulation or registration under the Investment Company Act because we are incorporated outside of the United States and are not publicly offering and do not propose to publicly offer our securities in the United States. We also do not promote our securities in the United States and recently delisted our common stock from Nasdaq. The Investment Company Act limits our ability to raise capital in the United States.

In addition, following the sale of the businesses of SDP and Scailex Vision and the investment of the cash proceeds of such transactions, we believe we are not engaged in an “investment company” business because we are actively engaged in exploring and considering strategic investments and business opportunities and hold substantially all of our assets in cash and cash equivalents. If we fail to make strategic, controlling investments, the likelihood of being deemed to be engaged in an investment company business would increase over time. If we were to engage in a public offering of our securities in the United States or were deemed to promote our securities in the United States and also to be engaged in an investment company business, we may be required to seek exemptive or other relief from the SEC so as not to be regulated under the Investment Company Act. No assurance can be made that we would obtain such exemptive or other relief from the SEC, if and when we seek the same. As a result, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to our shareholders in order to avoid being deemed an investment company, which actions may not be as favorable to us as if we were not potentially subject to regulation under the Investment Company Act. If we were deemed to be an investment company and engaged in a public offering of our securities or promoting our securities in the United States, we could be found to be in violation of the Investment Company Act, and a violation of that act could subject us to material adverse consequences.

C. ORGANIZATIONAL STRUCTURE

Scailex is part of a group of which it is the parent company. The following table sets forth the name, jurisdiction and ownership and voting interest of our principal subsidiaries, as of the date hereof:

Name	Jurisdiction	Ownership and Voting Interest

Scailex Vision (Tel-Aviv) Ltd.	Israel	77.1	%(1)(2)
Jemtex Ink Jet Ltd.	Israel	15%
Petroleum Capital Holding	Israel	100	%(3)

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

(3) Following the formation of PCH in December 2006, Scailex held 80.1% of its shares, and Linura Holding AG held 19.9% of its shares, for the purpose of acquiring shares of ORL. We held 80.1% of PCH’s outstanding shares throughout 2007. During March 2008, we purchased Linura’s interest in PCH, thereby increasing our holdings in PCH to 100% of PCH’s outstanding shares. During the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). Following our sale of PCH, we would no longer have any interest in ORL.

D. PROPERTY, PLANT AND EQUIPMENT

In January 2007, we entered into a lease for 400 square meters of office space in Herzliya, Israel for approximately $9,000 a month, which includes rent and monthly management fees. We renovated said office space for approximately $700,000. The lease is in effect for a period of five years and may be extended for an additional ten-year period (with an option to extend the lease five consecutive times for a period of terms of two years each, rather than one additional ten-year period). In September 2007 we moved into the Herzliya offices.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions, all of which may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Accordingly, actual results may differ from these estimates or judgments under different assumptions or conditions. In this respect, we urge you to read the discussion under the caption “Critical Accounting Policies” below.

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

OVERVIEW

Historically, we were an operating company until 2000, after which our operations were carried out by our then active subsidiaries, which focused on the industrial inkjet digital printing market. In recent years, we have sold substantially all of our operations and undergone substantial changes and developments, including:

•	the sale of the business of SDP to Kodak in January 2004;

•	the sale of the businesses of Scailex Vision to Hewlett Packard in November 2005; in which we ended our involvement in the wide format inkjet digital printing market;

•	the sale of our entire holdings in Objet in June 2005;

•	the sale of the operations of Real Time Image Ltd. and XMPie;

•

the reduction in our holdings of Jemtex to 15% in August 2006, after which we discontinued our operations in the industrial inkjet digital printing industry, as described above in “Item 4B. Business Overview” above;

•

the purchase, through our then 80.1% subsidiary, PCH, of approximately 13.4% of the share capital of ORL in February through May 2007, and the purchase of additional shares in ORL, bringing our holding to 15.76% of ORL’s outstanding share capital;

•

the purchase of Linura’s entire shareholding in PCH on March 26, 2008, for the inclusive consideration of $57.2 million. With the purchase of Linura’s share in PCH, PCH became a wholly owned subsidiary of the Company; and

We anticipate selling 100% of the issued and paid-up share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, in the next few days, for the consideration of approximately NIS 1.14 billion (approximately $338 million), and subject to the concurrent purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. There is no guarantee that these transactions will in fact be consummated. Following our sale of PCH, we would no longer have any interest in ORL.

As of the date of this Annual Report, we hold substantially all of our assets in financial investments.

FINANCIAL HIGHLIGHTS

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

In 2004, we recorded net income of approximately $47.3 million, which was primarily derived from net income from discontinued operations of $47.9 million (of which was as a result of the sale of SDP to Kodak) offset primarily by losses of $0.7 million from continuing operations (mainly from operating expenses incurred by our headquarters that were offset by income derived from our deposits and investments).

In 2005, we recorded net income of approximately $106.1 million, which was derived from: (1) net income from continuing operations of $5.2 million that was mainly from finance income related to yield from the Company’s cash balances and income of $2.9 million in capital gains derived from the sale of Objet, offset by general and administrative expenses related to consultants and headquarter expenses; and (2) net income from discontinued operations of $100.9 million of which net income of $92.3 million related to a capital gain from the sale of Scailex Vision’s business, net income of $4.3 million related to the activities of Scailex Vision through the closing of the transaction in November 2005 and net income of $8.8 million related to the sale of SDP’s business. This net income was offset by a loss of $4.5 million related to Jemtex’s operations and an amortization of Jemtex’s technology in 2005.

In 2006, we recorded net income of approximately $22.5 million which was comprised of $11.4 million of net income related to continued operations and net income of $11.1 million related to discontinued operations.

Net income from continued operations in 2006 derived mainly from financial income reduced by general and administrative expenses relating to consultant and headquarters expenses. The reduction in net income as compared to net income in 2005 occurred mainly as a result of Scailex Vision’s sale to HP in 2005 which generated net income from discontinued operations. The net income from continued operations increased due to the growth of the cash balance of the Company and the increase of the monetary interest rate in the United States, where substantially all our cash is held.

In 2007, our net income decreased to approximately $15.3 million as a result of: (1) a decrease of $10.6 million in net financial income as a result of the decrease in cash and securities due to the investment in ORL which reduced its interest income, and in addition due to an increase in financial expenses mainly due to exchange rate differences on a capital note issued to the minority shareholders in a subsidiary; and (3) a decrease in income from discontinued operations. The decrease in net income was partially offset by a dividend of $10.7 million received from ORL, and by the fact that we had no other expenses, including tax expenses, in 2007.

During the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject to and would occur concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. In 2007, because the majority of our assets were cash, available-for-sale financial assets (mainly comprising of our shares in ORL) and securities held-to-maturity, any increase in our equity was attributable to our holdings in ORL. Following the expected sale of PCH, as described above, we would no longer have any interest in ORL, which could materially affect our ability to increase our shareholders equity in the future. However, there is no guarantee that these transactions will in fact be consummated. See also “Item 10C. Material Contracts.”

Since we are exploring strategic alternatives, including engaging in new areas of operations, the data presented below are not indicative of our future operating results or financial position.

A. OPERATING RESULTS

EXPLANATORY NOTES

•

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

•

Definition of Segments: Prior to the sale of SDP’s and Scailex Vision’s businesses, we reported in two segments: high speed digital printing (SDP) and wide format digital printing (Scailex Vision). In conjunction with the commencement of reporting the results of operations of SDP and Scailex Vision as discontinued operations, we modified the definition of our business segments and our results of operations were reported in two segments – Corporate (Scailex Corporation) and Industrial inkjet printing (Jemtex). After reducing our holdings in Jemtex to 15% in 2006, we present our holdings in Jemtex on a cost investment basis and we began to report our financial statement with one segment, the corporate segment. See Notes 1a and 1b to our consolidated financial statements included in this Annual Report.

•

No Revenues. As described above, as a result of the sale of SDP’s and Scailex Vision’s businesses and the reduction of our interest in Jemtex, our consolidated financial statements for prior periods have been reclassified to reflect the discontinuation of such operations. As a result, no data regarding revenues or cost of revenues is presented below.

2007 FINANCIAL HIGHLIGHTS

Some of the key aspects of our operating results in 2007 are as follows:

•	No revenues from continuing operations were recorded.

•

Net income from continuing operations was $13.8 million compared to net income from continuing operations of 11.4 million in 2006. The increase in income was principally due to the dividend of $10.7 million that we received from ORL, and which is presented as other income. There was a moderation in the increase of net income from continuing operations due to a decrease in income from interest resulting from the decrease in cash invested in daily deposits and a decrease in the balance of marketable securities due to the investment in the shares of ORL.

•

Net income (including from discontinued operations) was $15.3 million. The net income from discontinued operations aggregated $1.4 million and mainly consisted of: (1) approximately $1 million received from Jemtex; and (2) net profit of $4 million from the discontinued operations of Scailex Vision.

COMPARISON OF 2005, 2006 AND 2007 FINANCIAL RESULTS

Costs and Expenses

As explained above, as a result of the reclassification of our financial results, we did not recognize any revenues in those years.

Operating Expenses

Operating expenses were comprised of general and administrative expenses of $3.6 million, which included primarily salaries and related costs for our executive and administrative staff, insurance, legal and accounting expenses, both in Israel and abroad, as well as investor relations expenses.

General and administrative expenses increased from $3.0 million in 2006 to $3.6 million in 2007 mainly due to the professional fees paid to consultants for evaluating new investments. In 2006 and in 2005, general and administrative expenses were $3.0 million, relating to headquarter expenses, and they were mainly used for payment of salaries and related expenses, directors and officers insurance, investor relations expenses and consultant fees.

Financial and Other Income and expenses

Net financial income consisted was primarily derived from interest earned on bank overnight deposits and on marketable bonds (U.S. government and U.S. agency bonds) offset by financing expenses, such as bank charges and foreign exchange differences.

	Year ended December 31,

	2007	2006	2005

	(approximate US Dollars in millions)

Interest income	7.8	13.8	4.5
Loss on marketable securities	(0.2)	(0.4)	(0.1)

Bank Charges and net foreign exchange losses	(5.0)	(0.2)	(0.1)

Total financial income, net	2.6	13.2	4.3

Total net financial income amounted to $2.6 million in 2007 compared to $13.2 million in 2006. The significant decrease was due to the decrease in income from interest as a result of the decrease in cash invested in daily deposits, and the balance of marketable securities due to the investment in the shares of ORL. It was further reduced due to an appreciation of the NIS against the US Dollar with respect of loans received from the minority holder in PCH and nominated in NIS.

Net financial income increased from $4.3 million in 2005 to $13.2 million in 2006, due primarily to the significant increase in the Company’s cash balance arising from the sale of operations of Scailex Vision to Hewlett-Packard (See Note 1b(2) to our consolidated financial statements) and due to an increase in dollar interest rates.

Furthermore, the average overnight LIBOR rate which we received on our cash deposits was 5.1% in 2007 compared to 4.9% in 2006 and compared to 3.3% in 2005. This rate increased from 2.35% in the beginning of 2005 to 4.34% at the beginning of 2006 and to 5.34% at the beginning of 2007. The LIBOR rate decreased to 4.82% at the end of 2007.

Net other income for the Company in 2007 amounted to $10.8 million and was mostly due to a dividend received from ORL. In 2006, other income amounted to $3.1 million and was mostly derived from dividends received from RTI, which the Company recorded as income of $2.6 million, as well as a gain from the sale of XMPie shares for $1.3 million, which was recorded as income. In 2005, other income amounted to $0.9 million, derived mainly from receipt of a $0.8 million dividend from Dor.

Net income from continuing operations amounted to $13.8 million in 2007, compared to 11.4 million in 2006. The increase in net income was principally due to the dividend received from ORL that offset a decrease in net financial income.

In 2007, net income from discontinued operations amounted to $1.4 million and mainly consisted of: (1) $1.0 million received from Jemtex; and (2) net profit of $0.4 million from the discontinued operations of Scailex Vision.

In 2006, net income from discontinued operations amounted to $11.1 million and mainly consisted of: (1) a price adjustment to proceeds from the sale of Scailex Vision assets and operations, amounting to approximately $2.8 million (net of tax and minority); (2) income of $4.8 million derived from linkage and interest differentials on a principal amount of a tax refund received by SDP from the U.S. tax authorities relating to a tax return amendment that SDP filed for prior years; and (3) tax income net of minority of approximately $3.1 million related to reduced tax income related to discontinued operations in previous years. This income was offset by Jemtex operational losses amounting to approximately $2.3 million. The income from discontinued operations in 2005 was $100.9 million and derived mainly from the capital gain resulting from the sale of Scailex Vision to Hewlett Packard.

Taxes

Israeli companies are generally subject to income tax at the corporate rate of 29% for 2007 (compared to 31% for 2006 and 34% for 2005). Following an amendment to the Israeli Income Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Capital gains derived after January 1, 2003, are subject to capital gains tax at a rate of 25%. See “Item 5B – Corporate Tax Rate” below for additional information.

As of the end of 2007, our losses for tax purposes were $496.6 million, with minimal change as compared to $439.5 million as of December 31, 2006. We did not create any deferred tax assets on these losses since we believe that it is not more likely than not that these deferred tax assets will be utilized. As of the end of 2005, our losses for tax purposes were $385.2 million. The increase in 2006 was mainly due to the losses for tax purposes that were incurred in 2006 as a result of the partial sale of our interest in Jemtex and the liquidation of our fully owned subsidiary, SDC.

Additionally, PCH had a provision for deferred taxes relating to profits from an increase in value of ORL shares which was recorded as comprehensive income within the shareholders equity.

A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies. To the extent that estimates of future taxable income are reduced or not realized, the amount of the deferred tax asset considered realizable could be adversely affected.

The Company recorded no taxes on income in 2007. The Company’s tax expenses amounted to approximately $1.5 million in 2006, stemming mainly from the write-off of a tax asset of a foreign subsidiary that was not utilized because that company entered into a liquidation process in July 2006. This figure compares to the minimal tax benefit in 2005.

Equity Investments

From June 2000 until June 2005, we held an equity stake in Objet Geometrics Ltd. In 2005, we sold our holdings in Objet for a consideration of $3.0 million. The capital gain from that sale was approximately $2.9 million and was reduced by our proportionate share in Objet losses in 2005, which amounted to $0.1 million. See “Item 4A. Principal Capital Expenditures and Divestitures.”

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

IMPACT OF INFLATION AND EXCHANGE RISKS

New Israeli Shekel. The Company’s operational currency is the Dollar. Until the Company’s investment in ORL shares, most of the Company’s assets were held in Dollars. The investment in ORL shares was effected through the issuance of NIS capital notes to the shareholders by PCH (see note 3d that details the capital note issuing process). The assets and liabilities that are measured in NIS are subject to revaluation or devaluation in the financial reports and, as a result, they are presented in our profits and losses and/or the shareholders’ equity as comprehensive income (for example, ORL shares are presented as available-for-sale assets). The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between the two for the periods indicated:

	Year Ended December 31,

	2007	2006	2005	2004	2003

Inflation (Deflation)	3.4%	(0.1)%	2.4%	(1.2)%	(1.9)%
Revaluation (Devaluation)	(9.0)%	8.2%	(6.8)%	1.6%	7.6%
Inflation (Devaluation) gap	12.4%	8.1%	(4.4)%	2.8%	5.7%

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

Conversely, such costs may, in dollar terms, decrease if the rate of inflation is lower than the rate of devaluation of the shekel against the dollar. Accordingly, our Israeli operations experienced an increase in dollar costs in 2003, 2004, and 2006 and a decrease in 2005 and 2007. The representative dollar exchange rate for converting the shekel to dollars, as reported by the Bank of Israel, was NIS 3.846 on December 31, 2007 (NIS 4.225 on December 31, 2006).

Other currencies. Prior to the sale of SDP and Scailex Vision we had a significant amount of activity in non-dollar currencies. However, subsequent to the sale of SDP and Scailex Vision, the volume of activity in non-dollar currencies became nominal. Since November 2005, substantially all of the Company’s assets and operations have been in U.S. dollars. From February 2007 until June 2008, our holdings of ORL shares through PCH were denominated in NIS, and, as such, the capital notes issued by PCH to its shareholders for the purpose of financing the purchase of ORL shares were denominated in NIS as well. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations included in this Item 5 and elsewhere in this Annual Report are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements often requires us to make estimates, judgments and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reported period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by our management, there may be alternative estimates, judgments or assumptions which are also reasonable, and any estimate or assumption presented is rarely identical to the actual results. We believe that the estimates, assumptions and judgments described below have the greatest potential impact on our financial statements and consider these to be our critical accounting policies:

Deferred tax assets

The Company records deferred taxes due to carry-forward losses and deductions for tax purposes when there is a reasonable expectation of their realization against future taxable income. The deferred taxes are calculated according to the tax rates that are expected to apply at the time of their utilization.

Provisions for contingent liabilities

A number of lawsuits are pending against a subsidiary of the Company, Scailex Vision. For the purpose of examining the legal relevance of the aforesaid lawsuits, and in order to ascertain the probability that they will be decided to be a detriment to the Company, the Company’s management relies on the opinions of professional legal advisors. Once the Company’s advisors formulate their legal position and the Company’s prospects regarding the subject of the lawsuit (if and to the extent possible, as dependent on the relevant circumstances of each lawsuit), the Company’s management estimates, inter alia, the sum that should be recorded in the financial statements, if any. An interpretation that differs from that of the Company’s legal advisors regarding an existing legal situation, a differing understanding by the Company’s management of engagement contracts, as well as changes originating from relevant case law or the addition of new facts, all may affect the value of the overall provision in respect of legal proceedings.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Reporting Standards adopted by Scailex

1.

In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

2.

In December 2007, the FASB issued FASB 141(R), “Business Combinations”, the objective of which is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

3.

In December 2007, the FASB issued FASB 160 “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No.51” the objective of which is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way–as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. The Company does not believe that adoption of these standards will have any impact on its financial statements.

4.

In March 2008, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. The Company will be required to provide enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (“SFAS 133”), and its related interpretations, and (c) how derivative instruments and related hedged items affect the Company’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the requirements of SFAS 161 and has not yet determined the impact of adoption, if any, on its financial position, results of operations or cash flows.

IMPACT OF GOVERNMENTAL POLICIES

In February 2007, we entered into a Memorandum of Understanding (the “MOU”) with Israel Corp. for the joint acquisition of ORL shares and control thereof. Pursuant to the MOU, we initially purchased through PCH, our then 80.1% subsidiary, 12.62% of the outstanding shares of ORL, and Israel Corp. acquired 40.98% of the outstanding shares. Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we have received the required approval of the Antitrust Commissioner, we have experienced delays in receiving the control permit. As a result, in May 2007, we and Israel Corp. revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed to apply separately for the control permit, and in the event that PCH succeeds in receiving the control permit by May 15, 2009, the parties will enter into the Control Agreement for the joint control of ORL. Since signing the Deed of Undertaking, PCH has acquired additional ORL shares (independent of Israel Corp.), and as of June 26, 2008, it held approximately 15.76% of the outstanding share capital of ORL.

PCH has experienced delays in receiving the control permit due to the fact that additional information was requested about Linura, which held 19.9% of PCH. If we are denied the control permit by the relevant authorities, we will not be able to enter into the Control Agreement with Israel Corp. for the joint control of ORL, and we would retain a minority interest in ORL with little influence over the activities of ORL. In addition, in such event, we may elect to find more suitable investments, and we may elect to sell, subject to Israel Corp.’s right of first refusal, the ORL shares in order to pursue such other investments. During the next few days, and following the recent approval by our board of directors and shareholders, we expect to sell 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million), whereby selling our interest in ORL. Because the shares of ORL are publicly traded, and in the even then such concurrent transactions occur, we may sell our shares in ORL at a loss, which may materially and adversely affect our financial results. See “Item 3B. Risk Factors”, “Item 4B. Business Overview” and “Item 10C. Material Contracts.”

B. LIQUIDITY & CAPITAL RESOURCES

OVERVIEW

On December 31, 2007, our net working capital from continuing operations was $422.4 million, compared to $271.8 million on December 31, 2006. The net working capital increased primarily as a result of loans received from the minority shareholders of PCH which were converted into a capital note and presented as a long term liability in the amount of $53.9 million used for the purchase of ORL’s shares.

On December 31, 2006, the Company’s net working capital from continuing operations was $276.1 million as compared to $230.3 million in 2005. The increase in 2006 was primarily due to an increase in the cash and cash equivalents related to continued operations that derived from a cash allocation from discontinued operations to continued operations resulting from a decrease in discontinued liabilities and from an increase in short-term portion of financial instruments held to maturity from long-term due to upcoming maturity of the financial instruments.

Cash, cash equivalents, and short-term investments as of December 31, 2007 for continued and discontinued operations were $421.9 million (of which $6.6 million were from discontinued operations) compared to $273.2 million at December 31, 2006 (of which $3.2 million were from discontinued operations). The increase in 2007 was primarily attributable to loans received from the minority shareholders of PCH in the amount of $53.9 million which were used to purchase shares of ORL.

The cash, cash equivalents, short-term investments for continued and discontinued operations as of December 31, 2006 were $273.2 million compared to $230.4 million at December 31, 2005. The decrease in 2006 was primarily attributable to the dividend of approximately $34.2 million paid by Scailex Vision in February 2006 to the minority holders of that company, which was offset by an increase in current maturity of held-to-maturity securities due to their upcoming maturity.

Our working capital is sufficient for the Company’s present business requirements.

Cash Flows

Cash flow from operations.

Overview. We had positive cash flow from operations in 2007, which amounted to $21.5 million, mostly due to a dividend received from ORL in the amount of $10.7 million and financial income of approximately $9.6 million.

We had positive cash flow from operations in 2006, which amounted to $24.7 million, stemming mainly from a decrease in the cash allocated to discontinued operations as a result of a dividend distributed by Scailex Vision to its minority shareholders and payments of other liabilities in respect of discontinued operations, a tax refund received by SDP from the U.S. tax authorities and from financial income derived from interest received with respect to Company’s funds.

We had positive cash flow from operations in 2005, totaling $26.9 million, which was mostly due to positive cash flow from current operations of Scailex Vision up to the date of the sale of its assets, and positive cash flow from operations of the Company itself that derived mainly from financial income derived from Company investments and deposits.

Cash flow from investment activities.

Our investment activities currently consist primarily of investments and redemptions of short-term bank deposits and U.S. government securities. The cash used in investment activities in 2007 amounted to $195.9 million and consisted mainly of an investment of $242.6 million in purchasing shares of ORL that was reduced by the realization and maturity of bonds in the total amount of $47.1 million.

In 2006, $0.4 million used for investment activities, and in 2005 $184.6 million was generated from investment activities. The cash used in investment activities in 2006 was related primarily to tax payments related to the Scailex Vision sale adjusted mainly by the receipt in 2006 of additional consideration of approximately $6.6 million from the sale of the business of Scailex Vision and by the receipt of a dividend stemming from the sale of the operations of RTI. The cash generated from investment activities in 2005 was related primarily to the proceeds received from the sale of Scailex Vision’s business.

Cash flow from financing activities.

The net cash from financing activities in 2007 was $48.1 million, attributed mainly to loans received from the minority shareholders of PCH in the amount of $53.9 million which were offset by a dividend distributed by Scailex Vision to its minority shareholders in the amount of $6.3 million.

Net cash used in financing activities in 2006 was approximately $34.2 million, consisting mainly of a distribution of a dividend by Scailex Vision to its minority shareholders in February 2006. Net cash used in financing activities in 2005 was approximately $43.2 million, consisting mainly of repayment of loans drawn by Scailex Vision.

In sum, the net cash flow (cash and cash equivalents) used in 2007 amounted to $129.9 million.

The cash, cash equivalents and marketable securities investment (short- and long-term) balance as of December 31, 2007 was $437.4 million (of which $6.6 million was presented as current assets from discontinued operations) compared to a balance of $303.6 million as of December 31, 2006 (of which $7.4 million was presented under current assets from discontinued operations).

The above balances exclude funds in the amount of $15.8 million held in escrow under terms of the sale of the business of Scailex Vision to Hewlett Packard.

The ability of our subsidiaries to transfer funds to us in the form of cash dividends is generally subject to restrictions imposed by the corporate laws of the respective jurisdiction in which they are incorporated. For example, our Israeli subsidiaries and companies in which we currently invest may not pay dividends unless they meet specified criteria or, if these criteria are not met, only with the approval of the court. We do not believe that such restrictions or any other restrictions imposed by law on our subsidiaries have had or are expected to have any material adverse impact on our ability to meet our cash obligations.

Capital Expenditures

Capital expenditures in fixed assets in 2007 amounted to $0.7 million which were invested in the new offices the Company leases in Herzliya, while our capital expenditures in fixed assets of continuing operations in 2005 and 2006 were nominal.

Credit Facilities

The Company has a large cash balance and has no outstanding bank liabilities. Through the end of 2007, the Company had a liability in its financial reports in respect of a capital note issued to the minority shareholders in PCH in the amount of $53.9 million. These capital notes were assigned to Scailex in March 26, 2008 at the time Scailex purchased the minority interest in PCH. (see “Item 10C. Material Contracts.”)

Tax Audits

Not all of the tax returns of our operations are final and, from time to time, we are subject to further audit and assessment by the applicable tax authorities, including the following:

•	In Israel, we have received, or are considered to have received, final tax assessments through the 2002 tax year. Scailex Vision has final tax assessments through the 2007 tax year.

•

In the United States, in partial settlement of an audit by the Internal Revenue Service (IRS) of our U.S. subsidiaries for the years 1992 through 1996, we consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues. In February 2004, we reached a settlement with the IRS, whereby we agreed to an assessment of $5.9 million of additional federal income taxes for these years (rather than $29.6 million as initially proposed by the IRS, excluding interest accrued thereon). We had previously established balance sheet reserves on account of this audit which turned out to be sufficient. Accordingly, we paid as a final additional cash cost of the IRS audit (taking into consideration the full federal tax assessment, state taxes and interest thereon, and after application of a $21.5 million advance payment), an amount of approximately $11.6 million. In December 2004, as a result of the conclusion of this IRS audit, we filed amended federal tax returns for the years 1994, 1995 and 1997, requesting a refund of $7.8 million of federal taxes. Since we estimate that there is a high likelihood that we will receive the refund, we recorded a federal income tax receivable of $7.8 million as part of discontinued operations in 2005. In July 2006, the Company received the requested refund in the amount of $12.6 million which included an additional $4.8 million related to interest accrued on the principal amount. The total refund was recorded in discontinued operations. In 2006, a tax audit was undertaken for SDP’s 2003 tax year and concluded with no material results. In 2006, SDP and SDC were liquidated.

While we believe that we established sufficient reserves for these matters, additional payments may be required at the conclusion of these matters. It is not possible to predict at this time whether and when any eventual payments will be made.

Cash Outlook for 2008

Our management believes that existing cash and short-term investments will be sufficient to meet operating requirements in 2008.

On March 26, 2008, the Company completed the purchase of the minority 19.9% interest of Linura Holding AG’s (“Linura”) in PCH, and received, by way of assignment, the capital note that PCH had issued to Linura. The total consideration for the purchase was $57.2 million.

Following the recent approval by our board of directors and shareholders, during the next few days we expect to sell 100% of the share capital of PCH to IPE, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction is subject to and would occur concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE, described below. Following our sale of PCH, we would no longer have any interest in ORL.

EFFECTIVE CORPORATE TAX RATE

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 29% for 2007 (compared to 31% for the 2006 tax year and 34% for the 2005 tax year). Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year, and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003 (other than with respect to gains deriving from the sale of listed securities).

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes, as of December 31, 2007, our following contractual obligations to third parties for the periods indicated:

	Payments Due by Period (in $ millions)

Contractual Obligations	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt[1]	57.9			57.9

Operating leases (facilities and vehicles)	0.4		0.1	0.2	0.1

Total contractual cash obligations	58.3	[2]	0.1	58.1	0.1

(1) Through December 31, 2007, our net working capital increased primarily as a result of loans received from the minority shareholders of PCH which were converted into a capital note and presented as a long term liability in the amount of $53.9 million incurred for the purchase of ORL’s shares.

(2) In connection with our lease in Herzliya, we have deposited approximately $25,000 in a bank account to secure a bank guarantee covering our obligations under the first three months of the lease. See Note 6 to our consolidated financial statements included in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management, as of June 26, 2008*:

Name	Age	Director Since	Position

Eran Schwartz (2)	43	2006	Chairman of the Board of Directors
Yahel Shachar	46	–	Chief Executive Officer
Shachar Rachim	37	–	Chief Financial Officer
Moshe Cohen	56	–	Internal Auditor
Yossi Arad	45	2007	Director
Dror Barzilai (1)(2)(3)(4)	55	2006	Director
Irit Ben-Ami (1)(3)	47	2006	Director
Yoav Biran (1)(3)(4)(5)(6)	69	2005	Director
Arie Ovadia (2)	60	2006	Director
Modi Peled (1)(3)	48	2006	Director
Arie Silverberg (1)(2)	61	2006	Director
Shalom Singer (1)(2)(3)(5)(6)	62	2006	Director
Arie Zief (1)(5)(6)	62	2006	Director

*We expect that, immediately following the sale by IPE of its controlling interest in the Company to Suny Electronics Ltd., five of our directors will be asked to resign and new directors will be appointed.

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

All of the above directors were first appointed to the Company’s board of directors on July 18, 2006, except for Yossi Arad, who was first appointed to the Company’s board of directors on November 14, 2007.

Eran Schwartz serves as Chief Executive Officer of IPE, the parent company of the Company’s largest shareholder, and of I.D. Federman Holdings Ltd., a major shareholder of one of IPE’s principal shareholders, and has held such positions for in excess of the last five years. He is a director of Modgal Ltd. and of its subsidiaries. Mr. Schwartz also serves as the Chairman of Scailex Vision (Tel Aviv) Ltd. and director of IPE, PCH Ltd., Avgol Industries (1953) Ltd., Maccabi Tel Aviv Basketball (1995) Ltd., Camera Corp Ltd., Wet Water Ltd., Secure Pharmaceuticals Ltd., Pandav Ltd. and Globecom Investments Ltd. Mr. Schwartz holds a bachelors degree in economics and business management and a masters degree in business administration from Tel Aviv University, Israel.

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

Shachar Rachim joined Scailex in March 2004 as the Controller of Scailex Corporation Ltd. In 2006, he was appointed Chief Financial Officer of Scailex. Before joining Scailex, he served as Assistant Controller for Discount Investments Ltd. and as a senior accountant at PriceWaterhouseCoopers in Tel-Aviv. He holds a BA in economics and accounting from Ben Gurion University and a master’s degree in business administration from ESG, France. He is a certified public accountant in Israel.

Moshe Cohen has been a senior partner for 25 years in the accounting firm of Chaikin, Cohen, Rubin – Certified Public Accountants. Mr. Cohen serves as a director in various private companies and as the Internal Auditor of a number of other public companies. He holds a BA in economics and accounting from Tel Aviv University and he is a certified public accountant in Israel.

Yossi Arad has, during the last five years, served as Chief Executive Officer of Tao Tsuot Ltd., as Vice President of Investments of Suny Electronics Ltd. from 2003 to 2005, and as joint Chief Executive Officer of Migdal Asset Management Ltd. from 2001 to 2003. Mr. Arad serves as a director of Tao Tsuot Ltd., Tao Tsuot Real Estate Ltd., Tao Tsuot Bonds Ltd., Tao Tsuot Underwriting and Offering Ltd., Durban Investments Ltd., Shamir Food Industries Ltd., Azorim Investments, Development and Construction Ltd. and Ten Oil Company Ltd. He holds a bachelors degree in Economics and Business Management and a master degree in business administration from Tel-Aviv University, Israel.

Dror Barzilai has served as Chief Executive Officer of Nestle Ice Creams (Israel), a subsidiary of the Osem Group. In addition, Mr. Barzilai serves as an external director of Clal Credit Insurance Ltd. and as the Chairman of its audit committee, and as an external director and an audit committee member of Clal Gemel Ltd. and Carmit Candy Industries Ltd.. He is not an employee of the Company or any of its subsidiaries or affiliated companies or of any principal shareholder or other “interested party” (as such term is defined by the Companies Law), nor is he related to any such person (which includes other directors of the Company). Mr. Barzilai is a certified public accountant (Israel) and holds a bachelor degree in accounting and economics from Tel Aviv University, Israel. He also has graduated from the Advanced Management Program at Harvard Business School.

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

Yoav Biran was Director General of the Israel Ministry of Foreign Affairs from 2002 until 2004. Prior thereto, from 1998 to 2002, he served as Senior Deputy Director General of the Ministry of Foreign Affairs with special responsibility for the Middle East and the coordination of the peace process and, from 1999 to 2001, he also acted as a Deputy National Security Advisor (Foreign Policy) in the Israel’s Prime Minister’s Office. From 1988 to 1993, Mr. Biran was Israel’s Ambassador to the United Kingdom. He joined the Israel Ministry of Foreign Affairs in 1963 and served in a number of increasingly senior positions, both in Israel and abroad, until his appointment as Ambassador in 1988. He holds bachelor’s degrees in International Relations and History and a master’s degree in International Relations from the Hebrew University, Israel.

Dr. Arie Ovadia is a director of IPE, Straus Elite Ltd., Real Estate Participations In Israel Ltd., Orda Print Industries Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd. and Destiny Investments Ltd. In addition, in the past he served as Chairman of the Phoenix Holdings Ltd. and acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board and has served as a lecturer at Tel Aviv University and at the College of Management. He holds a P.hD. in economics from the University of Pennsylvania, Wharton School.

Modi Peled has, during the last five years, served as Managing Partner of Proviso Capital Ltd. He serves as Managing Director of Pelgo Ltd., as a member of the executive committee of Zoglobek Ltd. and as a director in Fourier system (1989) Ltd. Mr. Peled also served in 2002 and 2003 as Chief Executive Officer of Migdal Private Equity Ltd., and in 1997 he served as a CEO of Elite International BV. Mr. Peled holds a bachelor’s degree in economics and business management and a master’s degree in business administration, both from Tel Aviv University, Israel.

Arie Silverberg has, during the last five years, acted as an advisor to Glencore International AG, and for the last two years he has also been a director and Chief Executive Officer of Energy Infrastructure Acquisition Company Ltd. Until November 2006, he was a director of Granite Hacarmel Ltd. and many of its subsidiaries. He also serves as a director in Avgol Industries (1953) Ltd. and Carmel Olefins Ltd.  He holds a bachelors degree and a master’s degree in chemical engineering from the Technion – Israel Institute of Technology in Haifa, Israel.

Shalom Singer serves as a partner of Singer Barnea & Co. Ltd. and as Chairman of Clal Insurance Company Ltd.’s Investment Committee of Profit Participating Policies. From 2003 to 2005, Mr. Singer served as the Chairman and CEO of Kagam Central Pension Fund. From 1999 to 2002 he served as Executive Vice President of Elbit Medical Imaging Ltd. From 1991 until 1992 he served as the Director General of the Israeli Ministry of Finance. Mr. Singer is a director of Scope-Metal Trading & Technical Services Ltd., IPE, Scailex Vision and Robert Marcus Loss Adjusters Ltd. He holds a bachelor’s degree in accounting from Haifa University, Israel.

Arie Zief has, during the last five years, served as Chairman of Modgal Ltd. Until recently, he served as Chief Executive Officer of Dubek Ltd., a tobacco company. From 1991 to 1997, he was Director-General, Israeli Customs & Excise and VAT, and from 1999 to 2003, he was Chairman of United Mizrachi Bank Investments. Mr. Zief is a director of Carmel Olefins Ltd., IPE, and Scailex Vision (Tel Aviv) Ltd., Ardalia Ltd. and is a member of the advisory committee to the Bank of Israel. He holds a bachelors degree in economics from the Hebrew University, Israel.

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

Mr. Yossi Arad was appointed to the Company’s board of directors on November 14, 2007. His appointment was approved at our Annual General Meeting held on December 31, 2007.

There are no family relationships among any of the directors or members of senior management named above.

B. COMPENSATION

General

The total salary and benefits of the directors and the CEO and related expenses for the fiscal year ended December 31, 2007 amounted to approximately $0.7 million.

The following table sets forth with respect to all directors and senior management of Scailex, as a group, all cash and cash-equivalent forms of remuneration paid by Scailex during the fiscal year ended December 31, 2006 and 2007:

	Salaries, fees, directors’ fees, compensation and bonuses	Other benefits*

	(U.S. Dollars in thousands)	(U.S. Dollars in thousands)

2007: All directors and senior management as a group (consisting of 13 persons)	866	42

2006: All directors and senior management as a group (consisting of 11 persons)**	904	33

*	These sums were set aside by us to provide pension, retirement and severance benefits to members of our senior management.
**

These sums include a one-time payment to the CEO and the CFO of the Company from two of our former major shareholders, after the control of the Company was transferred, in the amounts of $250 thousands and $25 thousands, respectively.

Total payments by the Company and its subsidiaries to the CEO for the fiscal year ended December 31, 2007 equaled: $258 thousands; to the CFO, $163 thousands; to the Chairman of the Board, $304 thousands; and to the Internal Auditor, $11 thousands.

In accordance with the approval of our shareholders on December 27, 2000, our external directors receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted for each external director under regulations issued pursuant to the Companies Law (approximately $12,300 per annum for directors fees and participation fees of approximately $480 per board or committee meeting), although new regulations were approved in 2003, which would, in certain circumstances, permit us to pay higher fees. Directors’ fees and participation fees of a similar amount are paid to all our other directors, other than directors who are office holders of our principal shareholders. Except as aforesaid, we did not compensate any of our other directors in 2007.

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

Under an amendment to the Israeli Companies Law, our board of directors was required to determine, by April 19, 2006, the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our board determined that the board should include at least two directors who have “accounting and financial expertise.” We have determined that Messrs. Eran Schwartz, Yossi Arad, Irit Ben Ami, Arie Zief, Arie Ovadia, Modi Peled, Shalom Singer and Dror Barzilai have the requisite “accounting and financial expertise.”

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

The initial term of an outside director is three years and may be extended for an additional three years. The terms of office of Mr. Barzilai and Mr. Biran commenced in December 2006 and December 2005, respectively.

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

Of the ten (10) members of our board of directors, our board of directors has determined that, except for Mr. Eran Schwartz and Dr. Arie Ovadia, all other directors qualify as “independent directors” within the meaning of the Nasdaq Marketplace Rules, including all the members of our audit committee. However, while Mr. Yossi Arad is currently considered to be an “independent director” within the Nasdaq Marketplace Rules, such determination will be reconsidered by our board of directors if and when Suny Electronics Ltd. purchases all of IPE’s outstanding shares in Scailex.

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

Pursuant to SEC rules, the members of the audit committee are generally required to be independent within the meaning of the SEC rules. Our audit committee comprises Mr. Singer, chairman of the audit committee, Messrs. Barzilai and Biran (our outside directors), Ms. Ben-Ami, and Mr. Peled, all of whom are independent within the meaning of applicable Nasdaq and SEC rules. In addition, we have adopted a charter for the audit committee.

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

The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Moshe Cohen of Chaikin, Cohen, Rubin, an Israeli accounting firm, serves as our internal auditor.

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

Our articles were amended in December 2000 to contain provisions in line with the aforesaid provisions and, having obtained the approvals required under the Companies Law and our articles, we have procured the permitted insurance for our office holders. In December 2003, the Company’s shareholders set the maximum annual premium for such insurance at $1.0 million. The Company has insurance coverage for $30 million that is in effect until August 14, 2008. The annual premium for such coverage is approximately $0.3 million. On May 29, 2008, an Extraordinary General Meeting of Scailex approved the procurement by the Company of a directors’ and officers’ liability run-off insurance policy for the directors and other officeholders in the Company and its subsidiaries in the event that both the sale of PCH to IPE and the sale of all of IPE’s shares in Scailex to Suny take place. If the run-off policy is acquired, it will be valid for six to seven years, to the extent possible, after the execution date of an agreement between Suny Electronics Ltd. and IPE for the purchase by Suny of all of IPE’s shares in Scailex.

Indemnification. Subject to certain qualifications, the Companies Law also permits us, provided that our articles of association allow us to do so, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company, retroactively (after the liability has been incurred) or in advance, for:

•

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

•

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

•

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

In addition, our articles of association provide that:

•	we may indemnify an office holder following a determination to this effect made by us after the occurrence of the event in respect of which the office holder will be indemnified; and

•

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

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine imposed against the office holder.

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

D. EMPLOYEES

The following table details certain data on the workforce of Scailex and its consolidated subsidiaries for the periods indicated*:

	As of December 31,

	2007		2006	2005

Approximate numbers of employees by geographic location
United States	–	**	1	1
Israel	4	***	4	4

Total workforce	4		5	5

Approximate numbers of employees by category of activity
General and administrative	4		5	5

Total workforce	4		5	5

* Excludes the employees of Scailex Vision and Jemtex for these years as a result of the sale of Scailex Vision’s business in November 2005 and the reduction of holdings in Jemtex in August 2006.

** The contract between Scailex and the employee in the United States terminated in June 2007.

*** The Company recruited a new employee to fill a part-time (60%) secretarial position commencing on January 1, 2008.

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

None of our executive officers own any of our shares or hold any stock options for the purchase of our shares, except for our CEO, Mr. Yahel Shachar, and our CFO, Mr. Shachar Rachim, who were granted options. Mr. Shachar beneficially owns 40,000 shares, all of which are in the form of stock options which are exercisable within 60 days of the date of this Annual Report. The exercise price of all the stock options held by Mr. Shachar is $3.70 (reduced to $2.52265 on May 22, 2008 due to a dividend distribution) per share and they expire in September 2014. Mr. Rachim beneficially owns 16,000 shares, all of which are in the form of stock options, which are exercisable within 60 days of the date of this Annual Report. The exercise price of all the stock options held by Mr. Rachim is $3.70 (reduced to $2.52265 on May 22, 2008 due to a dividend distribution) per share and they expire in September 2014. All of these options were granted pursuant to our 2003 Stock Option Plan described below. See” Item 6A. Directors and Senior Management” above.

STOCK OPTION PLANS

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

•

1991 Plan. In September 1991, our shareholders approved the Israel Key Employee Share Incentive Plan 1991, primarily designed for employees of Scailex and its Israeli subsidiaries. Terms of the options granted under this plan, such as length of term, exercise price, vesting and exercisability, were determined by our board of directors. This plan expired in September 2001, except with respect to outstanding options granted under such plans. Accordingly, no further options can be granted under this plan. Options exercisable for 15,500 shares remain outstanding under this plan and expire in December 2008.

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

The following table summarizes certain information with respect to the foregoing plans:

	1991 Share Option Plans	2001 and 2003 Share Option Plans*

Number of shares available for future option awards	0	1,732,000
Number of options outstanding	15,500	56,000
Weighted average exercise price of options outstanding	$10.98	$2.52265

* The data presented in this column are as of December 31, 2007.

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

A. MAJOR SHAREHOLDERS

Unless otherwise stated, all data in this Item 7 is as of June 26, 2008, at which date there were 43,579,388 of our ordinary shares outstanding, including:

•	the 448,975 ordinary shares purchased by the trustee pursuant to the repurchase program described in Item 6E above; and

•

the 4,952,050 ordinary shares purchased by us in a self tender offer in 2004which are deemed issued but considered treasury shares (or “dormant shares” as such term is defined under the Israeli Companies Law) that carry no rights, including voting rights and the right to receive dividends, while owned by us. These shares will be available for us to sell in the future without further shareholder action (except as required by applicable law).

Percentages given in the table below are based upon 38,178,363 ordinary shares carrying voting rights outstanding as of June 26, 2008 (namely, the total number of outstanding ordinary shares of 43,579,388, less the 448,975 ordinary shares and 4,952,050 ordinary shares, referred to above).

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

The following table sets forth the number of our ordinary shares owned by any person who is known to us to own beneficially more than 5% of our ordinary shares as of June 26, 2008:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Israel Petrochemical Enterprises Ltd. (1)(2) (5)	19,112,255	50.06%
Ilan Ben Dov (3)(4) (5)	14,271,894	37.3%
Tao Tsuot Ltd. (4)	9,211,035	24.1%
Suny Electronics Ltd. (4) (5)	4,943,797	12.9%

(1)

Of the Company shares controlled by IPE, 50.06% of the outstanding shares in the Company (approximately 98.37% of the shares held by IPE) are subject to a first priority lien, unlimited in amount, which was granted by IPE to Israeli institutional investors in order to secure the repayment of debentures, in the principal amount of NIS 700 million (approximately $182 million), issued by IPE in a private placement by IPE to these investors in December 2006. Thus, a default on the debentures issued by IPE could result in a change of control of the Company.

(2)

These shares are held directly by Petrochemicals Holdings Ltd., a wholly-owned subsidiary of IPE. IPE is controlled 60.91% by Modgal Industries (99) Ltd., 12.29% by ORL, and 6.67% by Keter Plastic. Modgal Industries (99) Ltd. is held by Modgal Ltd. (50.14%), European Holdings International Ltd. (23.03%), and Adler BV (26.83%) (held by Leonid N. Nevzlin (71%), who is the main beneficiary of Menatep Ltd., a foreign company).

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

(4)

Tao directly owns 9,211,035 ordinary shares of the Company, and Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov, beneficially owns 83.27% of the shares of Tao. Accordingly, Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao are the beneficial owners of the 9,211,035 ordinary shares of the Company that are directly held by Tao. Mr. Ben Dov and Harmony (Ben Dov) Ltd. are also the beneficial owners of 117,062 ordinary shares of the Issuer that are directly held by Harmony (Ben Dov) Ltd.

Suny directly owns 4,943,797 ordinary shares of the Company, and Ben Dov Holdings Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny. Accordingly, Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny are the beneficial owners of the 4,943,797 ordinary shares of the Issuer that are directly held by Suny.

Mr. Ben Dov may therefore be deemed to have the sole voting and dispositive power as to the aggregate 14,271,894 ordinary shares of the Issuer held of record by Tao, Harmony (Ben Dov) Ltd. and Suny.

(5)

Suny has signed an agreement to purchase IPE’s entire holding of Scailex’s ordinary shares, constituting approximately 50.06% of Scailex’s issued share capital, during the next few days. In consideration of Scailex shares, Suny has agreed to pay IPE approximately NIS 741 million.

The transaction has been approved by Scailex’s Board of Directors and Extraordinary General Meeting of Scailex’s shareholders. Immediately following such transaction, Suny will be our largest shareholder with approximately 87% of our outstanding share capital, and IPE would cease to be a shareholder of Scailex.

Significant changes in percentage ownership by major shareholders during last three years

Based upon public filings with the SEC by Ilan Ben Dov, Ben Dov Holdings Ltd., a company wholly owned by Mr. Ben Dov, and Suny, in August 2004, Mr. Ben Dov, Ben Dov Holdings Ltd., and Suny became the beneficial owners of 2,043,997 ordinary shares which were held directly by Suny, representing 5.37% of our outstanding ordinary shares at the time. Since July 2004, Mr. Ben Dov, Ben Dov Holdings Ltd., and Suny and/or their affiliates, purchased, from time to time, additional ordinary shares, and Tao, in which Mr. Ben Dov directly and indirectly have an 83.27% interest, and Harmony (Ben Dov) Ltd., a company wholly owned by Mr. Ben Dov, also acquired ordinary shares. Based on public filings made in May 2007, Mr. Ben Dov may now be deemed to have the sole voting and dispositive power as to the aggregate of 14,271,894 ordinary shares of the Company, due to his holdings in Suny, Tao and Harmony. In addition, Suny has signed an agreement by which it expects to purchase all of IPE’s shares in Scailex, and as a result, Ilan Ben Dov would be deemed, either directly or indirectly, to have the sole voting and dispositive power as the aggregate of 33,384,149 ordinary shares of the Company, due to his holdings in Suny, Tao, and Harmony. See shareholder table above in this Item 7 describing the holdings of these entities and a description of the proposed sale of shares to Suny.

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

The shares were acquired by IPE for an aggregate purchase price of $165.0 million, and an additional $2.6 million to be paid within 10 business days from closing due to an adjustment in the purchase price relating to the $12.6 million tax refund received by Scailex. The purchase price is subject to certain additional adjustments according to the sale agreement.

In February 2007, IPE purchased 112,000 shares from two executives of the Company and an additional 200,000 shares on TASE, increasing its total holdings in the Company to 50.06%.

RECORD HOLDERS

Based on a review of the information provided to us primarily by our transfer agent, as of June 13, 2008, we had 282 shareholders of record, of whom 250 were registered with addresses in the United States, representing approximately 33.44% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.28% of our outstanding ordinary shares as of said date).

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

B. RELATED PARTY TRANSACTIONS

Globecom Management Agreement

On May 1, 2007, the Company entered into a management agreement with Globecom Investments Ltd., (“Globecom”), a private company under the control of Mr. Eran Schwartz, the Chairman of the Board of Scailex. Under the agreement, Globecom, through Mr. Schwartz, is to provide management services to the Company. The term of the agreement is for 18 months, commencing on July 2006, when Mr. Schwartz became Chairman of the Company’s board of directors. The agreement will remain in effect until six months have elapsed after the date that one of the parties issues a termination notice to the other.

The management agreement sets forth that the scope of services to be provided will be determined in accordance with actual needs of the Company. The monthly aggregate cost to be paid by the Company for such services under the agreement is approximately $26,000, to be linked to the Israeli consumer price index. Globecom will also be entitled to the reimbursement of reasonable expenses.

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

In connection with the legal proceedings relating to the asset purchase agreement with Hewlett-Packard, under which Hewlett-Packard agreed to acquire substantially all of the assets and business of Scailex Vision for $230 million and as described below, Hewlett-Packard filed an indemnity claim with the escrow agent in October 2006 seeking the release to it of $5.26 million from the escrow funds, claiming Scailex Vision was in breach of certain representations warranties in their purchase asset agreement. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties with respect to the sum in escrow. Within the scope of a settlement agreement, HP and Scailex Vision agreed that, out of the inclusive total balance of the escrow funds: the sum of approximately $7.8 million is being released to Scailex Vision, the sum of approximately $7.4 million is being released to HP, while the balance, at the sum of approximately $0.6 million, shall be retained by the trustee to secure a particular claim in respect whereof HP is entitled to indemnification. Additionally, HP agreed to pay to Scailex Vision 75% of any payment HP receives from the Mexican tax authorities in connection with any final judgment or settlement of the claims involving the escrow funds. See “Item 10C. Material Contracts – Escrow Settlement Agreement” below.

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

On May 22, 2008, we distributed $1.17735 per ordinary share, or approximately $44.9 million, to our shareholders of record as of May 5, 2008.

B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2007.

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

All share prices below on Nasdaq and on the OTCBB are reported in U.S. dollars, and all share prices below on TASE are reported in NIS. As of December 31, 2007, the exchange rate was equal to NIS 3.855 per $1.00 (NIS 4.225 on December 31, 2006).

The following table sets forth, for the periods indicated, the high and low closing sales prices per ordinary share on Nasdaq, OTCBB and on TASE as reported in published financial sources:

Annual High and Low	NASDAQ /OTCBB		The Tel Aviv Stock Exchange

	High	Low	High	Low

2003	$5.16	$1.22	NIS 24.15	NIS 6.10
2004*	$6.21	$3.87	NIS 28.00	NIS 17.32
2005	$7.06	$5.10	NIS 30.85	NIS 22.32
2006	$7.95	$5.54	NIS 33.93	NIS 26.41
2007	$10.84	$7.55	NIS 41.84	NIS 32.35
Quarterly High and Low
2007
First Quarter	$8.75	$7.55	NIS 38.29	NIS 32.35
Second Quarter	$9.45	$8.45	NIS 38.16	NIS 35.69
Third Quarter	$9.21	$7.95	NIS 38.94	NIS 33.78
Fourth Quarter	$10.84	$9.00	NIS 41.84	NIS 36.69
2006
First Quarter	$6.11	$5.54	NIS 28.88	NIS 26.41
Second Quarter	$7.11	$5.88	NIS 31.94	NIS 27.24
Third Quarter	$7.27	$6.21	NIS 32.75	NIS 28.81
Fourth Quarter	$7.95	$6.75	NIS 33.93	NIS 29.43
Most Recent Six Months
December 2007	$10.84	$9.25	NIS 41.84	NIS 37.23
January 2008	$10.61	$10.21	NIS 40.50	NIS 38.15
February 2008	$10.56	$9.52	NIS 38.67	NIS 35.71
March 2008	$9.70	$8.60	NIS 35.49	NIS 29.94
April 2008	$10.15	$9.25	NIS 35.70	NIS 33.41
May 2008*	$10.20	$8.00	NIS 35.58	NIS 26.45

* On April 10, 2008, we announced a distribution of NIS 3.93 ($1.17735) per ordinary share and, effective May 5, 2008, the ordinary share price was adjusted (downwards) on the OTCBB, and TASE to reflect such dividend. The earlier share prices reflected in the table above were not adjusted to reflect this adjustment.

On June 27, 2008, the last reported sale price of our ordinary shares on the OTCBB was $8.50 per share, and on June 29, 2007, the last reported sale price of our ordinary shares on the TASE was NIS 29.89 ($8.86) per share.

B. PLAN OF DISTRIBUTION.

Not Applicable.

C. MARKETS.

In October 2006, our ordinary shares were de-listed from Nasdaq as a result of a determination by the Nasdaq staff that we are a public shell lacking any business operations. Our ordinary shares are listed on TASE and are quoted on the OTCBB. The shares trade on both markets under the symbol “SCIXF”

D. SELLING SHAREHOLDERS.

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

We were first registered under Israeli law on November 2, 1971 as a private company, succeeding a predecessor corporation, Scientific Technology Ltd., which was founded on September 5, 1968. In May 1980, we became a public company. In December 2005, we changed our name from “Scitex Corporation Ltd.” to “Scailex Corporation Ltd.” We are registered with the Registrar of Companies in Israel under number 52-003180-8.

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

SHARES

In December 2007, the general meeting approved the increase of the Company’s registered capital. As a result, our registered capital is divided into 60,000,000 ordinary shares of nominal (par) value NIS 0.12 each. There are no other classes of shares. All of our outstanding shares are fully paid and non-assessable. The shares do not entitle their holders to preemptive rights.

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

Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Our ordinary shares do not have cumulative voting rights. As a result, the holders of our ordinary shares that represent a simple majority of the voting power represented at a shareholders meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of “External Directors”. For further information as to these requirements, see “Item 6C. Board Practices – External Directors”.

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

NOTIFICATION OF SHAREHOLDING

There are no specific provisions of our Memorandum or Articles governing the ownership threshold above which shareholder ownership must be disclosed; however the Israeli Securities Law (1968) sets forth certain thresholds and situations in which disclosure is required, such as possessing 5% or more of the issued capital or voting power of a company, or possessing the ability to appoint a director or a CEO, or the fact that a shareholder serves as a director or a CEO of a company.

CHANGES IN CAPITAL

Our Articles require that changes in capitalization must be adopted by special resolution, approved by the holders of 75% or more of the voting power represented and voting at a general meeting. Subject thereto, the conditions imposed by our Memorandum and Articles governing changes in the capital, are no more stringent than is required by Israeli law.

C. MATERIAL CONTRACTS

•	THE PCH SALE AGREEMENT DATED APRIL 10, 2008

During the next few days, Scailex is expected to sell to IPE, its controlling shareholder, all of Scailex’s shares (“PCH Shares”) in Petroleum Capital Holdings Ltd. (“PCH”), such shares constituting 100% of PCH’s issued share capital, subject to the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. Following our sale of PCH, we would no longer have any interest in ORL.

This sale is to be made pursuant to an agreement (the “PCH Sale Agreement”), dated April 10, 2008, between Scailex and IPE.

The main principles of the PCH Sale Agreement are as follows:

On the consummation date of the PCH Sale Agreement, subject to the fulfillment of all suspending conditions stipulated in the PCH Sale Agreement, Scailex is to transfer PCH’s Shares to IPE. In addition to the purchase of all of PCH’s Shares, IPE is to purchase capital notes from Scailex at the inclusive par value of NIS 1,028,320,561 (approximately $304.7 million), which are unlinked and interest free, which were issued by PCH in respect of funds injected into PCH by its shareholders (the “Capital Notes”), subject to partial payment, as specified in paragraph 6, below. IPE is to also receive, by way of transfer and assignment, all of the rights and obligations of Scailex and PCH pursuant to and by virtue of an irrevocable deed of undertaking dated May 10, 2007 from the Israel Corporation Ltd. (“Israel Corporation’s Deed of Undertaking” and “Israel Corporation”, respectively). Israel Corporation’s Deed of Undertaking regulates the relations between Scailex, PCH and the Israel Corporation as shareholders of Oil Refineries Ltd. (“ORL”), pursuant whereto, Israel Corporation undertook to engage with Scailex and PCH, under certain conditions, in an agreement for the joint control of ORL.

In consideration for the purchase of PCH’s Shares, the Capital Notes and the rights of Scailex and PCH pursuant to Israel Corporation’s Deed of Undertaking, in addition to the assignment and transfer to IPE of all of Scailex’s rights and obligations pursuant to the rental agreement under which Scailex is renting its offices in Herzliya Pituach (the “Rental Agreement” and the “Rented Premises” respectively) in the amount of approximately $0.86 million, IPE is to pay the sum of NIS 1,144,312,022 (approximately $338 million) to Scailex on the consummation date of the PCH Sale Agreement (the “Consideration”).

PCH’s Shares are to be sold to IPE as is, with the exception of certain representations, while each party undertakes to indemnify the counter party in relation to inaccuracy or incompleteness of the representations given, an undertaking that shall expire on May 31, 2009. IPE will further undertake to indemnify Scailex in respect of any damage or expense that might be caused to Scailex in relation to any matter pertaining to Israel Corporation’s Deed of Undertaking, and to the assignment thereof to IPE, this solely in respect of the period during which Scailex and PCH are jointly and severally liable pursuant to Israel Corporation’s Deed of Undertaking.

Until the consummation date, PCH is to continue to operate its businesses under the ordinary course of business, in a manner consistent with the manner by which it operated its businesses in the past, and shall not effect any distribution and/or other payment to its shareholders, save the payment of all of PCH’s liabilities and the partial payment of the Capital Notes, in such manner that, on the consummation date, PCH’s balances of cash and cash equivalents shall be equivalent to the dividend that ORL declared on March 19, 2008, and which was received on May 20, 2008, with the addition of any additional dividend that PCH shall receive in respect of PCH’s shares of ORL subsequent to the signing of this agreement, and with the addition of the profits accrued with respect to the dividend(s) (all of the said dividends shall be called hereinafter: the “Last Dividend”).

On the consummation date of the PCH Sale Agreement, the sole assets of PCH are to be shares of ORL, PCH’s rights by virtue of Israel Corporation’s Deed of Undertaking, and cash and cash equivalents at the sum equivalent to the sum of the Last Dividend and the profits thereof, and the sole liabilities of PCH shall be pursuant to the Capital Notes and Israel Corporation’s Deed of Undertaking.

The consummation of the PCH Sale Agreement is subject to the fulfillment of the following suspending conditions:

          (a) approval of the Transaction by Scailex’s shareholders by the majority required for the lawful approval thereof as an exceptional transaction with a controlling shareholder, pursuant to the provisions of the Israeli Companies Law, 5759 – 1999 (the “Companies Law”);

          (b) receipt of the approval of the Israel Antitrust Commissioner (to the extent required);

          (c) that the signing and consummation of the PCH Sale Agreement shall not activate and/or cause the activation of rights of first refusal and/or first offer by any third party; and

          (d) The PCH Sale Agreement is further conditional upon the fulfillment of the conditions precedent and suspending conditions stipulated in an agreement between Suny Electronic Ltd. and IPE for the purchase by Suny of all of IPE’s shares in Scailex, and upon the execution of the Suny Agreement, concurrently with the execution of the PCH Sale Agreement.

The foregoing description of the PCH sale agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(10) in Item 19.

•	SHAREHOLDERS AGREEMENT BETWEEN THE COMPANY, PCH AND LINURA DATED DECEMBER 21, 2006, AS AMENDED

On December 21, 2006, we entered into a shareholders agreement with (i) Linura Holding AG, or Linura, a Swiss company indirectly held by one of the largest global companies involved in natural resources, and (ii) Petroleum Capital Holdings Ltd., or PCH, a company owned 80.1% by us and 19.9% by Linura.

This agreement has since been terminated due to our purchase of Linura’s interest in PCH. The shareholders agreement governed the formation and operation of PCH as well as PCH’s participation in the privatization of ORL by way of the State of Israel’s initial public offering of the shares of ORL.

Under the shareholders agreement, we provided management and administrative services to PCH free of charge, excluding out-of-pocket expenses incurred for such services, which were to be reimbursed by PCH.

PCH Board of Directors and Decision-Making Process

Under the shareholders agreement, the board of directors of PCH was to consist of at least three and no more than seven members. So as long as Linura held 19.9% of the share capital of PCH, it was entitled to appoint one director. We were entitled to appoint the Chairman of the Board of the Directors. The Chairman did not have an additional vote.

For so long as Linura held at least 15% of the share capital of PCH, the following decisions were subject to both our and Linura’s approval as shareholders: (i) amendments to PCH’s articles of association; (ii) any merger, de-merger, reorganization, consolidation, acquisition, sale or grant of an exclusive license to substantially all of PCH’s assets; (iii) decisions regarding bankruptcy, liquidation of the business or reconciliation or any other settlement with creditors; and (iv) an application for the listing of shares or debt securities of PCH on any recognized stock exchange.

In addition, under the terms of the agreement, for so long as Linura held at least 15% of the share capital of PCH, the board of directors’ decision to approve any of the foregoing, or to approve a transaction that is not within the normal course of business and/or a transaction in respect of the sale of all of PCH assets or a significant part thereof were subject to the approval of all members of the board of directors appointed by us and Linura.

In addition to the above decisions, for as long as Linura held at least 19.9% of PCH’s shares, the material terms of financing obtained by PCH until obtaining control over ORL were subject to the approval of all members of the board of directors appointed by us and Linura.

PCH Financing

As part of the shareholders agreement, we and Linura committed to provide shareholder loans to PCH in accordance with our pro rata shareholdings in PCH. If additional financing were requested by PCH, we and Linura may each have provided additional shareholder loans to PCH. The shareholders agreement also provided that PCH could not distribute dividends until all of the shareholder loans were repaid to PCH.

Restriction on Transfer of PCH Shares

Under the shareholders agreement, until the date of expiration of the first Put Option and the first Call Option (each as defined below), the parties were not permitted to transfer their holdings in PCH or any rights under the shareholders agreement, other than permitted transfers such as the transfer to subsidiaries. Following the restriction period, the parties were permitted to transfer shares in PCH subject to the right of first refusal and tag along rights described below.

The shareholders agreement further provided that neither we nor Linura may transfer our holdings in PCH at any time if the transfer violated the terms of PCH’s control permit for the ORL shares (if granted) under applicable Israeli Law or if the transfer would prevent PCH from obtaining such a control permit.

Under the shareholders agreement, we had a right of first refusal in the event that Linura desired to sell its PCH shares to a third party. Prior to accepting a third party’s offer, Linura must first have presented us with the details of the offer after which we would have had 30 days to match the third party’s offer.

The shareholders agreement also granted Linura a right of first opportunity in the event that we decided to sell our PCH shares to a third party. Prior to offering our PCH shares to a third party, we must first have presented the terms of the contemplated offer to Linura, which would have had 30 days to accept the proposed offer. If Linura refused to accept the contemplated offer, we would have had the right to force Linura to sell its shares in PCH to a third party on the same terms as the proposed offer.

The shareholders agreement also granted Linura the right to join the sale of our PCH shares to a third party, pro-rata to Linura’s holdings in PCH.

Transfers of ORL Shares

In the event that PCH elected to sell its entire holdings in ORL to a third party, the shareholders agreement provided that we and Linura would have had a right to purchase the ORL shares first, pro-rata to our holdings in PCH.

First Put & Call Options

Under the terms of the agreement, if, within twelve (12) months from the date of the public offering of ORL shares PCH had not acquired control of ORL, Linura would have been able to force us to purchase all of Linura’s PCH shares. The purchase price of Linura’s PCH shares was equal to the amount of Linura’s capital investment in PCH, plus interest, minus dividends and returns of capital contributions.

If Linura failed to exercise the above option within thirty days from the date it would have become entitled to exercise such right, we would have had the right to purchase all of Linura’s PCH shares according to a pricing mechanism stipulated in the shareholders agreement.

Second Put & Call Options

On the first anniversary of the date of acquisition of the control of ORL, Linura would have been able to require Scailex to purchase all of Linura’s PCH shares at a purchase price equal to the amount of Linura’s capital investment in PCH, minus dividends and returns of capital contributions.

If Linura failed to exercise the above option within thirty (30) days following the first anniversary of the date of acquisition of control of ORL, we would have had the option to purchase all of Linura’s shares in PCH according to a pricing mechanism stipulated in the shareholders agreement.

ORL Undertaking

Under the shareholders agreement, the parties acknowledged that a party nominated by Linura would use its best efforts to offer ORL competitive terms on crude oil and petroleum products. For as long as Linura held 19.9% of the share capital of PCH, and subject to legal restrictions, we and Linura agreed to use our utmost efforts through PCH to increase the share of crude oil and/or petroleum products supplied by such nominated party to ORL and/or the purchase by the nominated party of any petroleum products designated for export by ORL, provided however, that the nominated company extended the most competitive offers to ORL and that ORL’s competitive status as a purchaser or supplier, as applicable, would not have been adversely affected.

Addendum to the Shareholders Agreement

On May 10, 2007, the parties to the shareholders agreement agreed that in the event that the shareholders agreement contradicts the definitive Control Agreement to be entered into by PCH, Scailex and Israel Corp., as set forth below, the Control Agreement shall prevail.

•	THE SHARE PURCHASE AGREEMENT BETWEEN SCAILEX AND LINURA, DATED MARCH 26, 2008

On March 26, 2008, the Company completed the purchase of the minority 19.9% interest of Linura Holding AG’s (“Linura”) in PCH, and received, by way of assignment, the capital note that PCH had issued to Linura. The total consideration for the purchase was $57.2 million. With the purchase of Linura’s share in PCH, a 15.76% shareholder in ORL, PCH became a wholly owned subsidiary of the Company.

The main principles of the Share Purchase Agreement are as follows:

Linura agreed to sell Scailex its entire shareholdings in PCH and assign its Capital Note (as defined below) to Scailex, on an “AS IS” basis all in the framework of the Shareholders Agreement.

Scailex and Linura agreed on a purchase price of $57.2 million for 199 ordinary shares of PCH owned by Linura constituting 19.9% of the issued share capital of the Company, and the outstanding capital note dated August 9, 2007, issued by PCH in favor of Linura on the nominal amount of NIS 232,299,895.

Linura represented and warranted that it was the sole lawful and beneficially owner of its shares and the capital note, and that such shares and capital note were free and clear of any options, first refusal rights, voting trust and other voting agreements, and of all liens, claims, charges, encumbrances and/or other third party rights of any kind whatsoever, save for Scailex’s rights under the Shareholders Agreement between Scailex, Linura, and PCH as described and referenced below.

Linura’s shares and the capital note were transferred and assigned to Scailex.

The foregoing description of the share purchase agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(9) in Item 19.

•	MEMORANDUM OF UNDERSTANDING DATED FEBRUARY 18, 2007 (INCLUDING ADDENDUM THERETO DATED FEBRUARY 19, 2007) AND DEED OF UNDERTAKING DATED MAY 10 2007, AMONG THE COMPANY, PCH AND THE ISRAEL CORP.

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

Notwithstanding the foregoing, the rights in the shares of ORL were limited, including the ability to exercise common control of ORL under a shareholder agreement, until the shareholders received the mandatory regulatory approvals in Israel, which included approval by the Israel Antirust Authority for the acquisition of 25% or more of the ORL share capital and receipt of a control permit for control of 24% or more of ORL from the Minister of Finance and the Prime Minister. The Scailex Group and Israel Corp. had received the necessary approval from the Israeli Antitrust Commissioner, but never received the control permit, due to issues relating to the control of PCH.

Deed of Undertaking

The parties decided to revoke the MOU and the Addendum to the MOU on May 10, 2007 and entered into an irrevocable deed of undertaking (the “Deed of Undertaking”), which has since been terminated.

The Deed of Undertaking allowed the parties to file separately for a control permit for the acquisition of ORL. The parties entered into the Deed of Undertaking in order to expedite the acquisition of the control of ORL since Scailex, PCH and Israel Corp. believed that it was in the best interests of ORL to establish control by its new shareholders as soon as possible. The decision to apply separately stemmed from the fact that the parties assumed that Israel Corp., which until February 2007, formerly held 26% of ORL, would succeed in obtaining a control permit in a relatively short time. Furthermore, PCH experienced delays in receiving the control permit due to the fact that additional information was requested about Linura, which holds 19.9% of PCH. The revocation of the MOU enabled Israel Corp. to submit a separate application for the control permit for the acquired ORL shares from the Finance Minister and the Prime Minister.

The following is a summary of the main points of the Deed of Undertaking:

The parties agreed that if the Scailex Group received the mandatory regulatory approvals, including a control permit and a possible additional approval from the Israeli Antitrust Commissioner, on or before May 15, 2009, Israel Corp and the Scailex Group would have entered into the Control Agreement for the joint control of ORL, as described below.

The call option (the “Call Option”), which was to be granted to PCH pursuant to the Control Agreement (as described below), would have been exercisable until May 15, 2009 or until 120 days after the mandatory governmental approvals for the exercise of the ORL shares would have been obtained, whichever would have been earlier. Exercise of the Call Option would have enabled PCH to purchase and receive by way of transfer from Israel Corp. 230 million shares of ORL (the “Underlying Shares”), so that, subsequent to exercise of the Call Option, PCH would have held 45% of the 50.25% control core (the “Control Core Shares”) in ORL’s share capital, and Israel Corp. would have held 55% of the Control Core Shares in ORL’s share capital.

The price of the Underlying Shares would have been the cost price for purchasing the Control Core Shares in the sale offering, namely NIS 3.30 per share for a total of NIS 759 million, plus index linkage differentials and linked interest at the rate of 5% per annum, less any dividends distributed (if any), plus index linkage differentials and interest as aforesaid.

The sale and transfer of PCH’s shares of ORL to a third party or sale of the control of PCH or Scailex to a third party would have been subject to Israel Corp.’s right of first refusal to purchase all shares of ORL or the relevant PCH securities in accordance with the provisions of the Control Agreement.

The right of PCH and Scailex to enter into the Control Agreement may be transferred to a third party in the event that: (i) PCH sold all of its shares in ORL to a third party (and Israel Corp. does not exercise its right of first refusal), or (ii) Scailex sold the control of PCH to a third party, and that third party obtains all the requisite approvals, including approval of the Israeli Antitrust Commissioner and a control permit, on or before May 15, 2009. In either such case, Israel Corp. will enter into the Control Agreement with the third party and all provisions thereof, including the Call Option, will apply. Until the Control Agreement came into effect, Israel Corp. was entitled to exercise its power of control in ORL (provided that it had received the required control permit) at its discretion and without any restrictions.

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

The Contemplated Definitive Agreement for Joint Control of ORL by Israel Corp. and Scailex Group (the “Control Agreement”)

Set forth below are the main points of the contemplated, definitive Control Agreement that was to have been signed by Israel Corp. and by the Scailex Group upon receipt by the Scailex Group of all regulatory approvals required under applicable law, including a control permit to hold the shares of ORL and any additional approvals that may be required by the Antitrust Commissioner. The contemplated Control Agreement would have related only to approximately 50.25% of the issued and paid-up share capital of ORL and includes all bonus shares that would be distributed (if any) in respect of said shares and all shares to be purchased following an offering of said shares and which are and will be held by Israel Corp. and PCH. (the “Control Core Shares”).

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

Transfer Restrictions

Commencing on the expiration of the freeze period described above, a party may not transfer and/or sell its Control Core Shares to a third party (other than an Authorized Transferee) unless: (i) the party sells and/or transfers all (but not a portion) of the Control Core Shares that it is holding; and (ii) the other party is entitled to (A) purchase all the Control Core Shares being offered for sale or transfer in accordance with the right of refusal rights described below (Scailex Group right of first refusal would have taken effect only as of the date of exercise by the Scailex Group of the Call Option described below) or (B) tag along in the sale transaction of the Control Core Shares in accordance with the tag along rights described below (Israel Corp. tag along right to take effect only as of the date of exercise by Scailex Group of the Call Option described below).

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

In the case of the change in control of PCH, Israel Corp. would have the right to purchase all the securities that are the subject of the change of control in PCH on the same terms as contemplated in the change in control transaction. In the event of a change in the control of Scailex or of the corporation controlling Scailex (other than IPE and the corporations that control it) to a third party at which time the Control Core Shares held by the Scailex Group constitute a “majority of the assets” of the entity undergoing a change in control, Israel Corp. would be entitled to purchase all (but not less than all) of the Control Core Shares then held by the Scailex Group at the average market price during the 60 trading days that preceded the notice of sale, plus a 15% premium. The Scailex Group would have had the right to purchase, at the average market price during the 60 trading days that preceded the notice of sale, plus a 15% premium, all (but not less than all) of the Control Core Shares then held by Israel Corp. in the case of a change in control of Israel Corp.

As indicated above, Scailex Group’s right of first refusal rights would only come into effect on the date on which the Scailex Group exercised the Call Option.

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

As indicated above, Israel Corp.’s tag-along right would come into effect only on the date on which the Scailex Group would have exercised the Call Option.

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

Call option

Israel Corp. would have granted PCH a Call Option to obligate Israel Corp. to sell and transfer 230 million shares of ORL (the “Underlying Shares”) to PCH so that PCH would have held 45% of the Control Core Shares, and Israel Corp. would have held 55% of the Control Core Shares. The call option had to have been exercised with respect to all, but not a portion, of the Underlying Shares. The call option could have been exercised for a period of 120 days from the date of receipt of the mandatory control permit, but no later than May 15, 2009. The call option would expire at such time as PCH would hold less than 10% of ORL’s share capital. The purchase price for the Underlying Shares would be NIS 3.3 multiplied by the number of Underlying Share, plus increases in the Israeli consumer price index plus linked interest at the rate 5% per annum, compounded semi-annually, from the date Israel Corp. purchased the Underlying Shares less any dividends or bonus shares distributed in respect of the Underlying Shares.

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

•

So long as the Call Option has not been exercised, ORL’s board of directors would consist of nine members (including two external directors), with Israel Corp. nominating five directors and PCH nominating two directors. Recommendation for nominations of the two external directors would be made by mutual agreement.

•

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

Scailex’s guarantee

Scailex would guarantee all of PCH’s obligations pursuant to the Control Agreement.

•	RE-ORGANIZATION CONTRACT BETWEEN THE COMPANY AND SENIOR MANAGEMENT OF JEMTEX

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

On January 4, 2007, pursuant to an investment agreement Jemtex undertook with a third party investor, the Company was paid $1.0 million (plus interest), and in accordance with the terms of the reorganization agreement set forth above, the Company forgave the $3.0 million in outstanding loans and deemed this loan to be paid in full. With the introduction of the third party investor, a number of the provisions of the reorganization agreement were amended as follows: (i) the Company relinquished the veto rights granted to it by Jemtex’s articles of association; (ii) a term was added whereby, after the month of August 2009, the Company would retain its right to receive at least $3.0 million dollars from the assets available for distribution in the event of the liquidation of Jemtex or events deemed to be the liquidation of Jemtex (such as the sale of all or a majority of the shares or assets of Jemtex, etc.) by means of an agreement whereby the senior management of Jemtex would share equally with the Company the assets available for distribution in such an event; and the Company would be entitled to receive 50% of the shares of the senior management in the event that the senior managers employment was terminated, while the third-party investor would receive the remaining 50% of senior management shares; and (iii) the Company was granted an option to invest $3.0 million in shares of Jemtex (based on a Company valuation of Jemtex of $20 million) by August 2009.

In light of the signing of the reorganization agreement with Jemtex and the Company’s reduced holdings in Jemtex, the Company ceased to consolidate the financial results of Jemtex in its financial statements and classified the activity of Jemtex as discontinued operations. For additional details see Note 1b(3) to the Company’s consolidate financial statements.

•	AGREEMENT FOR SALE OF REAL TIME IMAGE LTD.

In July 2005, IDX Information Corporation Systems acquired the activities of Real Time Image Ltd. (“Real Time Image”). Real Time Image was incorporated in Israel in 1997, and engaged at the date of the sale in the development of products enabling the transfer of medical documents on the Internet without compression. The Company, which at the time of the acquisition held approximately 14.9% of the issued share capital of Real Time Image, has received a sum of approximately $2.6 million from the sale as consideration and an additional sum of approximately $0.5 million was received in 2007.

•	AGREEMENT FOR SALE OF XMPIE

On November 9, 2006, Xerox Corporation acquired XMPie Inc., a private company incorporated in the State of Delaware, in which the Company had held a 2.3% interest. As of the date of this report, the Company has received as consideration a sum of approximately $1.3 million. An additional $0.2 million owed to the Company pursuant to the sale was being held in trust in accordance with the sale agreement, out of which $0.1 million was received by the Company in May 2008.

•	MANAGEMENT AGREEMENT WITH GLOBECOM

On April 30, 2007, the Company’s shareholders approved a management agreement with Globecom, a private company under the control of Mr. Eran Schwartz, the Chairman of the board of directors of Scailex. Under the agreement, Globecom, through Mr. Eran Schwartz is to provide management services to the Company. The agreement commenced July 2006, when Mr. Schwartz became Chairman of the Company’s board of directors and will remain in effect until six (6) months have elapsed after the date that one of the parties issues a termination notice to the other. The monthly aggregate cost to be paid by the Company for such services under the agreement is approximately $26,000, to be linked to the consumer price index. For a complete description of the Globecom management agreement see “Item 7B. Related Party Transactions.”

•	SALE OF SCAILEX VISION’S BUSINESS

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

Hewlett-Packard filed an indemnity claim with the escrow agent in October 2006 seeking the release to it of $5.26 million from the escrow funds, claiming Scailex Vision was in breach of certain representations warranties in their purchase asset agreement. Scailex Vision rejected these claims, but there is no assurance that Scailex Vision will be successful in defending its position. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which settled the reciprocal claims between the parties with respect to the sum in escrow. Within the scope of a settlement agreement, HP and Scailex Vision agreed that, out of the inclusive total balance of the escrow funds: the sum of approximately $7.8 million is being released to Scailex Vision, the sum of approximately $7.4 million is being released to HP, while the balance, at the sum of approximately $0.6 million, shall be retained by the trustee to secure a particular claim in respect whereof HP is entitled to indemnification.

In connection with the transaction, we entered into incidental agreements with Hewlett-Packard, as follows:

•

We, Discount and Clal entered into an agreement, whereby, among other things, each of us agreed not to solicit certain employees of Scailex Vision for a period of 18 months following the closing and not to compete with Hewlett-Packard in the business of Scailex Vision for a period of 24 months following the closing; and

•

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

In February 2007, with the consent of the court, Scailex Vision reduced its share capital and distributed an additional dividend of $20 million to its shareholders (out of which $14.3 was received by the Company). Additionally, in June 2008, with the consent of the court, Scailex Vision reduced its share capital and distributed an additional dividend of $25 million to its shareholders (out of which $17.9 was received by the Company).

•	ESCROW SETTLEMENT AGREEMENT, DATED MAY 5, 2008, BETWEEN SCAILEX CORPORATION LTD. AND HEWLETT-PACKARD COMPANY

On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which settles the reciprocal claims between the parties with respect to the sum in escrow. Within the scope of the settlement agreement, HP and Scailex Vision agreed that, out of the inclusive total balance of the escrow funds: the sum of approximately $7.8 million would be released to Scailex Vision, the sum of approximately $7.4 million would be released to HP, while the balance, at the sum of approximately $0.6 million, shall be retained by the trustee to secure a particular claim in respect of which HP is entitled to indemnification. Additionally, HP has agreed to pay to Scailex Vision 75% of any payment HP receives from the Mexican tax authorities in connection with any final judgment or settlement of the claims involving the escrow funds.

The foregoing description of the escrow settlement agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(11) in Item 19.

•	SALE OF SDP’S BUSINESS

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

As a result of the sale of Scailex Vision’s business in November 2005, we believe we became a PFIC in 2006, and we believe that we were a PFIC in 2007 as well. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the rules described below, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a qualified electing fund (a “QEF”) election.

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

We intend to waive certain benefits that we are entitled to under the U.S.-Israel income tax treaty that would otherwise exempt us from the application of the U.S. accumulated earnings tax (the “AET”). Under the AET, we will generally be subject to a 15% tax on certain accumulated earnings if we accumulate earnings and profits “beyond the reasonable needs of the business” (as defined in the Code).

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

GENERAL CORPORATE TAX STRUCTURE

The corporate tax rate applicable in 2007 was 29%. This rate was reduced to 27% in 2008 and has been scheduled to be reduced to 26% in 2009 and 25% in 2010 and beyond (those rates are effectively reduced for income derived from an “Approved Enterprise” or “Privileged Enterprise” under the Law for Encouragement of Capital Investments - 1959).

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments) - 1985 (“Inflationary Adjustments Law”) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

•

A special tax adjustment for the preservation of equity, based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders’ equity (as defined in the Inflationary Adjustment Law), exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a CPI-linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

•

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

The Income Tax Law (Inflationary Adjustment Law), 1985 has been abolished from the tax year 2008, subject to transitional provisions.

TAXATION OF OUR SHAREHOLDERS

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; and (iii) rights in a foreign corporation whose majority of assets is directly or indirectly, rights to assets located in Israel (with respect to the applicable portion of the capital gain). The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27% in 2008). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.

The marginal tax rate for individuals (up to 47% in 2008) and the regular corporate tax rate for corporations (27% in 2008) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2008 – 27% tax rate for a corporation and a marginal tax rate of up to 47% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gains derived from the sale of the shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the shares may be exempt from Israeli capital gains tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident controlled, either directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

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

DIVIDENDS

A distribution of dividend from income attributed to an “Approved Enterprise” or a “Privileged Enterprise under the Law for Encouragement of Capital Investments – 1959 will generally be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other(s), 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Since most of the Company’s assets are cash and cash equivalents invested mostly in overnight dollar-denominated deposits with U.S. banks and in U.S. government bonds and ORL shares which are presented as available for sale assets, the major market risk for the Company is a potential decline in the value of such assets. The assets that are denominated in dollars are dependent on changes to the U.S. monetary interest rate and/or the value of bonds held by the Company, which would impact the Company’s results of operations. The ORL share price is dependent, among other things, on the conditions of the stock market in Israel, the conditions of the global fuel economy, and the operations and results of ORL itself.

We do not actively hedge interest rate exposure or share prices or engage in other transactions intended to manage risks relating to interest rate and share price fluctuations. The interest income on our cash equivalents and short-term investments is sensitive to changes in the general level of market interest rates. Our shareholders’ equity is affected as well by changes in the ORL share price, which is presented in our financial statements as comprehensive income and not as a change in our profits and losses.

In general, the Company does not acquire protection for its investments, partly due to legal restrictions on the purchasing of various derivatives arising under the SEC’s Investment Act of 1940 regulations.

PRESENTATION OF EXCHANGE RATE AND INTEREST RATE RISK

Because the Company’s operational currency is the the US dollar, the table below details the balance sheet exposure to other currencies, primarily NIS, as of the periods indicated below (at fair value). Explanatory notes are provided below the table.

	U.S. Dollar (in millions)	Other Currencies (in millions)

as of December 31, 2007	(68.0)	0.3
as of December 31, 2006	(17.3)	2.0

•	The amounts shown in the table represent monetary assets less liabilities (net liabilities are represented in parentheses).

See “Item 5. Operating And Financial Review And Prospects – Impact of Inflation and Exchange Rates”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS IN THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2007. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management’s Annual Report on Internal Control over Financial Reporting: Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2007.

Attestation Report of the Registered Public Accounting Firm: Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, which has audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting; their report is included in Item 18.

Changes in Internal Control over Financial Reporting: There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that five out of six audit committee members are “audit committee financial experts” as defined in Item 16A of Form 20-F. Our “audit committee financial experts” are Messrs. Shalom Singer, Dror Barzilai, Irit Ben-Ami, Dr. Arie Ovadia and Mordechai Peled. Other than Dr. Arie Ovadia, all the other directors are “independent” as this term is defined in the Marketplace rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which applies to all of our directors, executive officers and employees. A copy of our Code of Ethics and Business Conduct has been posted on our Internet website, http://www.scailex.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Until the end of 2006, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (PwC), served as our independent auditors. At the annual general meeting held in December 2006, our shareholders appointed the accounting firm of Brightman, Almagor, Zohar & Co., Certified Public Accountants, a Member Firm of Deloitte, Touche, and Tohmatsu as our independent auditors until the next annual meeting with regard to the audit of fiscal year 2007.

PwC, including Kesselman & Kesselman, billed the following fees to us for professional services in 2006, and Brightman, Almagor & Co. billed the following fees to us for professional services in 2007:

	Year ended December 31,

	(approximate U.S. Dollars in millions)

	2007*	2006*

Audit Fees (1)	0.09	0.20
Audit-Related Fees (2)	0.02	0.02
Tax Fees (3)	0.05	0.13
All Other Fees (4)	–	---
Total Fees	0.16	0.35

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

The reduction of the audit fees in 2007 as compared to 2006 was due to the fact that in 2006 the Company began reporting in Israel in accordance with IFRS, a process which required extensive work. Furthermore, in 2006, the Company filed reports in geographical areas other than Israel with respect to former subsidiaries that have since been liquidated.

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

These purchases were made in open market transactions on TASE. Nothing herein shall be deemed as an admission by IPE that it is an “affiliated purchaser” within the meaning of Rule 10b-18 promulgated under the Exchange Act.

Ilan Ben Dov (through Harmony, Tao and Suny Electronics)

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January 2007	183,972	NIS 33.11
February 2007	928,678	NIS 35.56
March 2007	722,803	NIS 34.90
April 2007	127,156	NIS 36.19
May 2007	190,583	NIS 37.28
June 2007	67,878	NIS 36.47
July 2007	403,934	NIS 36.47
August 2007	277,553	NIS 36.82
September 2007	355,034	NIS 36.50
October 2007	377,520	NIS 36.85
November 2007	161,113	NIS 37.17
December 2007	251,411	NIS 38.72
January 2008	770,390	NIS 38.82
February 2008	159,714	NIS 36.93
June 2008(1)	297,678	NIS 28.60

(1) As of June 26, 2008

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Scailex is filing as part of this Annual Report:

•	consolidated audited financial statements of Scailex for the year ended December 31, 2007; and

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant.

1.2	Amended and Restated Articles of Association of the Registrant.

4(a)(1)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (1)

4(a)(2)	Asset Purchase Agreement, dated August 11, 2005, between Hewlett-Packard Company and Scitex Vision Ltd. and the First Amendment thereto, dated November 1, 2005. (2)

4(a)(3)	Jemtex Reorganization Agreement, dated August 4, 2006, and amendments thereto dated September 2006 and January 4, 2007, between Scailex Corp. Ltd., Avi Raby and Yehoshua Sheinman. (3)

4(a)(4)	Shareholders Agreement, dated December 21, 2006, and amendments thereto dated February 2007 and May 10, 2007, between Scailex Corporation Ltd. and Linura Holdings AG (4)

4(a)(5)	Memorandum of Understanding dated February 18, 2007 and addendum dated February 19, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd. (5)

4(a)(6)	Globecom Management Agreement, dated May 1, 2007, between Scailex Corporation Ltd. and Globecom Investments Ltd. (6)

4(a)(7)	Deed of Undertaking, dated May 10, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd. (7)

4(a)(9)	Share Purchase Agreement, dated March 26, 2008, between Scailex Corporation Ltd. and Linura Holdings AG

4(a)(10)	The PCH Sale Agreement, dated April 10, 2008, between Scailex Corporation Ltd. and Israel Petrochemicals Enterprise Ltd.

4(a)(11)	Escrow Settlement Agreement, dated May 5, 2008, between Scailex Corporation Ltd. and Hewlett-Packard Company [Translation from Hebrew]

4(c)(1)	Form of the Letter of Indemnification provided to office holders. (8)

4(c)(2)	The 2001 Stock Option Plan (as amended, 2003). (9)

4(c)(3)	The 2003 Share Option Plan. (10)

4(d)(1)	Services Agreement, dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (11)

4(d)(2)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (12)

8	List of Subsidiaries of the Registrant.

12(a)(1)	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12(a)(2)	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13(a)(1)	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13(a)(2)	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(1)	Consent of Independent Registered Public Accounting Firm relating to Registrant.

14(a)(2)	Consent of Independent Registered Public Accounting Firm relating to Registrant (relating to 2006 and 2005 Financial Statements).

(1)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(2)	Incorporated by reference to Exhibit 4(a)(5) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2006.

(3)	Incorporated by reference to Exhibit 4(a)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(4)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(5)	Incorporated by reference to Exhibit 4(a)(5) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(6)	Incorporated by reference to Exhibit 4(a)(6) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(7)	Incorporated by reference to Exhibit 4(a)(7) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(8)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 1, 2005.

(9)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.

(10)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.

(11)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(12)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SCAILEX CORPORATION LTD.
(Registrant)

	By:	/s/ Yahel Shachar

Yahel Shachar
Chief Executive Officer

Date: June 30, 2008

SCAILEX CORPORATION LTD.
(Formerly SCITEX CORPORATION LTD.)

2007 CONSOLIDATED FINANCIAL STATEMENTS

SCAILEX CORPORATION LTD.

2007 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Scailex Corporation Ltd.

We have audited the accompanying consolidated balance sheets of Scailex Corporation Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year than ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

The audited Consolidated Financial Statements as of December 31, 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31 2006 were audited by other auditors, whose report dated June 17, 2007 expressed an unqualified opinion on those statements.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scailex Corporation Ltd. and subsidiaries as of December 31, 2007, and the results of their operations, the changes in their shareholders’ equity and their cash flows for the year than ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiary’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
June 30, 2008

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the shareholders of
Scailex Corporation Ltd.

We have audited the internal control over financial reporting of Scailex Corporation Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 Controls and Procedures – Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-2a

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report June 30, 2008 expressed an unqualified opinion on those financial statements.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 30, 2008

F-2b

SCAILEX CORPORATION LTD.
CONSOLIDATED
BALANCE SHEETS

	December 31

	2007	2006

	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	111,360	236,967	*
Available-for-sale securities	308,411	14,258
Current maturities of securities held-to-maturity	2,091	21,991
Other receivables	3,165	713

Current assets of discontinued operations	11,844	22,258	*

T o t a l current assets	436,871	296,187

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Securities held-to-maturity	8,922	22,879
Other investments and prepaid expenses		404
Funds in respect of employee rights upon retirement	139	90

	9,061	23,373

PROPERTY AND EQUIPMENT, net of accumulated depreciation	696	12

	446,628	319,572

*reclassified

)
Eran Schwartz	) Chairman of the Board of Directors

)
Yahel Shachar	) Chief Executive Officer

	December 31

	2007	2006

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Trade payables	386	77
Income taxes payable	1,155	1,055
Accrued and other liabilities	1,073	988
Current liabilities related to discontinued operations	14,699	20,382

T o t a l current liabilities	17,313	22,502

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement (note 5)	189	176
Capital note from minority shareholders in a subsidiary	57,926
Deferred income taxes	8,930

T o t a l long-term liabilities	67,045	176

COMMITMENTS AND CONTINGENT LIABILITIES (note 6)

T o t a l liabilities	84,358	22,678

MINORITY INTEREST	16,356	11,860

SHAREHOLDERS’ EQUITY (note 7):
Share capital - ordinary shares of NIS 0.12 par value (authorized: December 31, 2007 and 2006 – 60,000,000 and 48,000,000 shares; issued and outstanding respectively: December 31, 2007 and 2006 – 43,579,388 and 43,467,388 shares respectively)	6,209	6,205
Capital surplus	281,055	280,637
Accumulated other comprehensive loss	44,609	(590)
Retained earnings	46,341	31,082
Treasury shares, at cost (December 31, 2007 and 2006 - 5,401,025 shares)	(32,300)	(32,300)

T o t a l shareholders’ equity	345,914	285,034

	446,628	319,572

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands
	(except per share data)

GENERAL AND ADMINISTRATIVE EXPENSES	(3,570)	(2,955)	(2,964)
FINANCIAL INCOME, net	2,580	13,202	4,283
OTHER INCOME, net	10,823	3,141	917

INCOME BEFORE TAXES ON INCOME	9,833	13,388	2,236
INCOME TAX BENEFITS (TAXES ON INCOME) (note 8)		(1,502)	94
SHARE IN RESULTS OF ASSOCIATED COMPANY (including gain from sale of the associated company in 2005 of $2,981 thousand)			2,876
MINORITY INTEREST IN LOSS (INCOME) OF A SUBSIDIARY	3,979	(478)

NET INCOME FROM CONTINUING OPERATIONS	13,812	11,408	5,206
NET INCOME FROM DISCONTINUED OPERATIONS, net of taxes and minority interests	1,447	11,135	100,932

NET INCOME	15,259	22,543	106,138

EARNING PER SHARE (“EPS”) - BASIC:
Continuing operations	0.36	0.30	0.14
Discontinued operations	0.04	0.29	2.65

	0.40	0.59	2.79

“EPS” - DILUTED:
Continuing operations	0.36	0.30	0.14
Discontinued operations	0.04	0.29	2.55

	0.40	0.59	2.69

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EPS (in thousands):
Basic	38,164	38,066	38,066

Diluted	38,207	38,156	38,134

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity

	U. S. d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2005	6,205	278,295	(327)	(97,599)	(32,300)	154,274
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Net income				106,138		106,138
Other comprehensive loss, in respect of:
Available-for-sale securities, net			(783)			(783)

Total comprehensive income						(783)

Stock - based compensation from options granted to employees		1,974				1,974

BALANCE AT DECEMBER 31, 2005	6,205	280,269	(1,110)	8,539	(32,300)	261,603
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Net income				22,543		22,543
Other comprehensive income, in respect of:
Available-for-sale securities, net			183			183
Held-to-maturity securities amortization			337			337

Total comprehensive income						520

Payment made by shareholders to senior employees		274				274
Stock - based compensation from options granted to employees		94				94

BALANCE AT DECEMBER 31, 2006	6,205	280,637	(590)	31,082	(32,300)	285,034

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007:
Net income				15,259		15,259
Other comprehensive income, in respect of:
Available-for-sale securities, net			45,043			45,043
Held-to-maturity securities amortization			156			156

Total comprehensive income						45,199

Exercise of options to ordinary shares	4	412				416
Stock - based compensation from options granted to employees		6				6

BALANCE AT DECEMBER 31, 2007	6,209	281,055	44,609	46,341	(32,300)	345,914

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from operations	15,259	22,543	106,138
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Gain from sale/Share in results of associated companies, net			(3,668)
Minority interest in income (loss) of a subsidiary	(3,979)	478
Depreciation	16	3	4
Amortization of deferred stock compensation	6	94	20
Write-down of investment in investee companies		660
Accrued severance pay, net	(36)	40	4
Deferred income taxes, net		1,260	(551)
Interest and CPI linkage on loans/capital note from minority shareholders in a subsidiary	6,957
Payment made by shareholders to senior employees		274
Loss (gain) from sale of securities	(71)	531	59
Gain from sale of investment at cost	(134)	(1,327)
Bonds interests Income, net	542	(29)
Other income from dividend paid by investment at cost		(1,800)
Changes in operating asset and liability items:
Decrease (Increase) in other receivables	(2,447)	(145)	277
Increase (decrease) in accounts payable and accruals	494	245	540
Changes in asset and liability items of discontinued operations	4,896	1,848	(75,905)

Net cash provided by operating activities	21,503	24,675	26,918

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of available-for-sale securities	(242,640)		(13,233)
Acquisition of held-to-maturity marketable securities		(18,998)
Proceeds from sale of available-for-sale securities	13,072	5,000	8,972
Maturity of securities held-to-maturity	34,042	15,000
Proceeds from sale of cost method investment		1,327
Purchase of fixed assets	(700)	(6)	(11)
Proceeds from sale of investments in discontinued operations			199,164
Proceeds from disposal of associated company			3,000
Distribution of funds from cost method investment	533	2,890	1,006
Investment in associated companies and cost method investments		(625)	(325)
Net cash used in discontinued operations	(227)	(5,019)	(13,974)

Net cash provided by (used in) investing activities	(195,920)	(431)	184,599

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary shares	416
Loans/capital note received/paid by a subsidiary, net	53,936
Net cash used in discontinued operations	(6,250)	(34,180)	(43,154)

Net cash provided by (used in) financing activities	48,102	(34,180)	(43,154)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(126,315)	(9,936)	168,363

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	244,319 *	254,255 *	85,892

CASH AND CASH EQUIVALENTS AT END OF YEAR	118,004 *	244,319 *	254,255 *

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid net of refunds	3,469	2,633	123

*

Cash and cash equivalents includes cash and cash equivalents classified on the Company’s balance sheet under “Current assets of discontinued operations” of $6,644,000 $7,352,000 and $54,493,000, on December 31, 2007, 2006 and 2005, respectively.

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL:

a.	Nature of operations

Continuing operation:

Scailex Corporation Ltd. (“The Company”) is a public company incorporated in Israel whose shares are listed for trading on The Tel Aviv Stock Exchange (“TASE”) and are quoted in the OTC Bulletin Board (“OTCBB”) in the United States. The Company’s offices are located in Herzliya Pituach, Israel.

The controlling shareholder of the Company is Israel Petrochemicals Enterprises Ltd., which holds 50.06% of the Company’s issued and outstanding share capital.

Since August 2006, the Company has been operating in one business sector – managing the Company’s assets and searching for investments.

b.	Discontinued operations:

In the past, the Company operated, directly and through its subsidiaries (the “Group”), in three business segments, which have been sold over the course of the past years, the last such sale being consummated in 2006. Consequently, operating results of these three segments have been reported in these financial statements as discontinued operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, (“SFAS 144”) and the Company has reclassified its results of operations, and the related assets and liabilities and cash flows for the prior periods in accordance with provisions of SFAS 144.

The Company has revised the 2005 statements of cash flows to exclude cash and cash equivalents, attributable to discontinued operations, from the line item “Net cash provided by (used in) discontinued operation” Such amounts are now included in “cash and cash equivalents at beginning of the year” and “cash and cash equivalents at end of year”.

The three business segments that have been discontinued are as follows:

	1)	High-Speed Digital Printing segment

On January 5, 2004, the Company completed the sale of substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scailex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $250 million in cash (in addition $12 million was retained at SDP following the transaction). Pursuant to the agreement, a $25 million was held in escrow, of which (i) $15 million was released in February 2004; (ii) $5 million was released in January 2005; and (iii) the remaining $5 million was released in January 2006.

In December 2004, following the conclusion of tax audit by the United States Internal Revenue Services (IRS) in the consolidated companies SDP and Scitex Development Corp. (“SDC”), SDP’s parent company (a wholly owned subsidiary of the Company), for the years 1992 to 1996, the Company filed an application for refunds of federal taxation in respect of amended tax reports for the years 1994, 1995 and 1997.

In the year 2005, the Company recorded tax income in respect of the tax refunds as aforesaid, in the amount of $7.8 million. In July 2006, the Company received the tax refunds, as aforesaid, in the amount of $12.6 million and as a result, it recorded further tax income in the amount of $4.8 million. The tax income has been recorded under “income from discontinued operations”.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	GENERAL (continued):

On July 2006, SDC and SDP (both of which were registered in the State of Massachusetts in the USA) were liquidated.

The current liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets are as follows:

	Year ended December 31

	2007	2006

	U.S. dollars in thousands

Liabilities
Other payables (mainly income tax payable)	9,364	9,506

T o t a l liabilities	9,364	9,506

Net income from the discontinued operations of SDP is as follow:

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

Other income, net	89	93	966

Income tax benefit		4,614	7,800

Net income for the year	89	4,707	8,766

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	GENERAL (continued):

2)	Wide Format Digital Printing Segment

On November 1, 2005, the Company completed the sale of substantially all of the assets and the liabilities of the business of Scailex Vision (Tel-Aviv) Ltd (“Scailex Vision”). (formerly Scitex Vision Ltd.), a majority-owned subsidiary of the Company, to Hewlett-Packard Company (“HP”). Under the terms of the agreement, HP paid approximately $230 million in cash to Scailex Vision (subject to certain adjustments under the agreement), of which $23 million was retained in escrow for 24 months to cover possible indemnification claims and $1 million was retained for 12 months to cover possible tax payments related to 2005. As a result, the Company recognized during 2005, a net income of approximately $92 million from discontinued operations. In addition, the Company has agreed to assign its rights to the “Scitex” trade name to HP, and agreed to change its corporate name (and accordingly, the Company changed its name to Scailex Corporation Ltd.). In April 2006, HP paid Scailex Vision an additional amount of approximately $6.6 million in respect of the adjustment of the purchase price, as determined in accordance with the sale agreement. As a result of this additional consideration, the Company recognized an additional gain in the amount of $2.8 million (net of minority and related tax payments) under gain from discontinued operations in the statement of income for the year ended December 31, 2006.

Related to the escrow account, an amount of $1 million was released to Scailex Vision account on November 10, 2006. During 2006-2007, till the end of the escrow period, HP filed a number of claims with the trustee for the receipt of the sum of approximately $15.8 million out of the said total sum of $23 million that was deposited in the escrow account. Consequently, an amount of $8.7 million (including accrued interest) was released in November 2007 and the remaining amount of $15.8 million was left to cover the claims filed by HP. Scailex Vision has rejected these claims and has filed its objection with the trustee and the parties agreed on an arbitration procedures to solve the dispute, in accordance with the sale agreement. In May 2008, in accordance with the arbitrator decision, an additional amount of $7.8 million was released to Scailex Vision, see note 11(3).

On February 9, 2006, Scailex Vision distributed cash dividend equivalent to the amount available for distribution, following the conclusion of the transaction for the sale of the assets to HP. The amount of the net accumulated dividend that was distributed amounted to approximately $135 million (of which $101 million was received by the Company), by way of the payment of $0.80 per share to each of the shareholders and $0.39 per option warrant to each of the holders of the option warrants (constituting the net amount less the exercise price).

On February 5, 2007, Scailex Vision reduced its share capital with the Court’s approval (dated January 29, 2007), and distributed an additional dividend to its shareholders of $20 million (of which $14.3 million were received by the Company).

See details in note 11.6 for additional dividend distributed by Scailex Vision post balance sheet date.

On January 23, 2007, Scailex Vision and Scailex Vision International Ltd. (a wholly owned subsidiary of Scailex Vision) signed tax assessment agreements with the Israeli Tax Authorities, for tax years 2001- 2005. As a result of the assessments, the Company recorded a gain from the reduction of tax provisions in the amount of $3.1 million under discontinued operations.

SCAILEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	GENERAL (continued):

In May 2008, Scailex Vision and Scailex Vision International Ltd. signed tax assessment agreements for the tax years 2006-2007.

At December 31, 2007 and 2006, the remaining cash and assets classified as discontinued operations are estimated to be used for future payment of the related liabilities of the discontinued operations. At December 31, 2007 and 2006, the remaining liabilities classified as discontinued operation represent liabilities for payments of transaction expenses and related taxes.

The assets and liabilities of Scailex Vision classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31

	2007	2006

	U.S. dollars in thousands

Assets
Current assets:
Cash	6,644	7,352
Other receivables	5,199	14,906

T o t a l current assets	11,843	22,258

Liabilities
Current liabilities	5,335	10,876
Minority interest in discontinued operation	6,508	11,382

T o t a l liabilities and minority interest	11,843	22,258

Revenues and net income from the discontinued operations of Scailex Vision are as follow:

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

Revenues			126,964
Cost of revenues			73,778

Gross profit			53,186
Operation expenses			40,797

Operating income			12,389
Financial income (expense), net	139	(131)	(506)
Other income, net	113	3,877	123,049

Income before taxes on income	252	3,746	134,932
Income tax benefit (Taxes on income)	106	4,379	(963)

	358	8,125	133,969
Minority interests in income of discontinued operation	(101)	(2,370)	(37,334)

Net income	257	5,755	96,635

In 2007, 2006 and 2005, the Company recognized a gain of $0.2 million, $2.8 million and $92.3 million, respectively, on the said sale (net of minority interest and related taxes).

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	GENERAL (continued):

3)	The Continuous Ink-Jet Digital Printing for Industrial Applications segment

On August 4, 2006, an agreement was signed between the Company and the senior management of Jemtex InkJet Printing Ltd. (hereinafter – “Jemtex”), pursuant to which the Company sold the majority of its holdings in Jemtex to two of Jemtex’s senior managers. Consequently, the Company’s stake in Jemtex was reduced from approximately 75% to 15%.

Within the framework of the sale agreement, out of the total of some $9.7 million in convertible loans that the Company provided to Jemtex over the course of the years, the Company converted convertible loans totaling some $6.7 million into shares in Jemtex. Pursuant to the conditions of the sale agreement, the outstanding balance of the loans, a total of $3 million, was repayable over a period of 5 to 7 years, unless the Company was paid $1 million by January 4, 2007, in which case, the said payment will be considered full repayment of all of the loans. The sum of $1 million (plus interest) was paid to the Company on January 4, 2007, subsequent to Jemtex’s engagement in an investment agreement with a third-party investor. The said receipt was recognized in the books as income in 2007.

The conditions of the sale agreement signed with Jemtex’s Management were amended within the scope of the investment agreement, inter alia, as follows: the Company waived the vast majority of its veto rights vested in it pursuant to Jemtex’s Articles of Association, and the Company’s rights to receive information were restricted; it was agreed that the protection afforded to the Company to retain its 15% holding of Jemtex’s equity on a fully diluted basis would remain in effect until August 2009; thereafter, the Company would retain in part its right vis-à-vis the Management of Jemtex to receive at least $3 million of the assets earmarked for distribution pursuant to terms determined in the agreement. The Company received an option to invest $3 million in Jemtex based on a company value of $20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009. The Company estimates the value of this option at the date granted at a de-minims value.

Subsequent to the aforementioned sale agreement and the reduction in the percentage of holding, the Company discontinued consolidating Jemtex’s financial statements with its consolidated financial statements and Jemtex’s activities were classified as discontinued operations. The balance of the investment in Jemtex as at the end of 2007 is zero.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	GENERAL (continued):

Net income (loss) from the discontinued operations of Jemtex is as follows:

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

Research & development expenses		(1,235)	(2,549)
Marketing expenses		(31)	(55)
Administrative and general expenses		(278)	(660)
Amortization of intangible assets		(722)	(1,215)
Financing expenses (income)		(17)	10
Income from repayment of loan	1,000

Net income (loss)	1,000	(2,283)	(4,469)

4)	Other income from discontinued operations

In the year ended December 31, 2006, the Company recorded an income of $3 million from discontinued operation, which was sold in the year 2000 due to beneficial final tax assessments.

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

	1)	Risk factors and concentration

As of December 31, 2007, the Company and its subsidiaries are subject to various risks, including but not limited to: (i) business and industry risks like diversification of the business and uncertainty as to a prospective business model of the Company; changes in domestic and foreign economic and market conditions and classification as investment company under US securities laws; (ii) financial risks such as currency fluctuations, credit risks, decreases in the value of its financial investments and classification as a passive foreign investment company for US tax law purpose; and (iii) risks related to operations in Israel like political, economic and military instability in Israel or the Middle East. See also note 9 for financial instruments and other risks.

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

Pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, part of the Company’s investments in marketable securities has been designated as held-to-maturity and part of it has been classified as available-for-sale.

Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders´ equity until realized. Dividend, Interest and amortization of premiums and discounts for available-for-sale securities and gains and losses on securities sold are included in financial income. For all investment securities, unrealized losses that are other than temporary are recognized in net income.

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

Investment in marketable securities - which are to be held-to-maturity - are stated at amortized cost with the addition of computed interest accrued as of the balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium or discount for those debt securities are carried to financial income or expenses.

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

g.	Property and equipment

Property and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life.

Annual rates of depreciation are as follows:

%

Leasehold improvements	7
Furniture, supplies and electronic equipment	7 - 15
Computers and software	33

The residual value and the estimate useful life of the fixed assets are reviewed by the Company and adjusted as needed on every balance-sheet date.

h.	Intangible assets

Intangible assets that consist of technology are presented at cost in discontinued operations and are amortized by the straight-line method over the estimated useful life of 5 years.

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

k.	Comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”), establishes standards for the reporting and presentation of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements.

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

Prior to January 1, 2006, the Company accounted for employees’ stock-based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure”, the Company disclosed pro forma information, assuming the Company had accounted for employees’ stock-based compensation using the fair value-based method defined in SFAS 123.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-based Payment” (“SFAS 123(R)”). SFAS 123(R) supersedes APB 25 and related interpretations and amends SFAS No. 95, “Statement of Cash Flows”. SFAS 123(R) requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of stock options is determined based on the number of shares granted and the price of the Company’s common stock, and determined based on the Black & Scholes option-pricing models, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

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

In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. SFAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards”. The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R).

As of January 1, 2006, the cumulative effect of the Company’s adoption of SFAS 123(R) was not material.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and earring (loss) per share for the years ended December 31, 2005 assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

Year ended December 31

2005

U.S. dollars in thousands (except for per share data)

Net income (loss) from continuing operations - as reported	5,206
Add: stock based employee compensation expenses,included in reported net loss from continuing operations	20
Deduct: stock based employee compensation expenses determined under fair value method	(95)

Pro-forma net income (loss) from continuing operations	5,131

Net income from discontinued operations - as reported	100,932
Add: stock based employee compensation expenses,included in reported net income from discontinued operations (net of minority interest and related taxes)	1,954
Deduct: stock based employee compensation expenses determined under fair value method (net of minority interest and related taxes)	(3,434)

Pro-forma net income from discontinued operations	99,452

Pro-forma net income	104,583

Basic EPS - as reported:
Continuing operations	0.14
Discontinued operations	2.65

Net income	2.79

Basic Pro-forma EPS:
Continuing operations	0.14
Discontinued operations	2.61

Net income	2.75

Diluted EPS- as reported:
Continuing operations	0.14
Discontinued operations	2.55

Net income	2.69

Diluted Pro-forma EPS:
Continuing operations	0.14
Discontinued operations	2.51

Net income	2.65

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Earning (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury shares held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method.

o.	Revision of prior years statements of cash flows

The 2005 statement of cash flows were revised to separately disclose the operating, investing, and financing portions of the cash flows attributable the Company’s discontinued operations. The Company had previously reported these amounts on a combined basis.

p.	Capital notes from minority shareholder

Capital notes from minority shareholders that are unlinked and bears no interest are initially recognized at fair values with the difference is classified in minority interests. Subsequently, the notes are carried at amortized cost.

q.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

r.	Recently issued accounting pronouncements:

1)

In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115.This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

2)

In December 2007, the FASB issued FASB 141(R), “Business Combinations” of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

3)

In December 2007, the FASB issued FASB 160 “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No.51” of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way–as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. The Company does not believe that adoption of these standards will have any impact on its financial statements.

4)

In March 2008, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. The Company will be required to provide enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” (“SFAS 133”), and its related interpretations, and (c) how derivative instruments and related hedged items affect the Company’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the requirements of SFAS 161 and has not yet determined the impact of adoption, if any, on its financial position, results of operations or cash flows.

NOTE 3 –	INVESTMENTS AND FINANCIAL ASSETS:

a.

In May 2005, the Company received approximately $1 million as a return on investment from Dor Venture Capital (“Dor”). As a result, the Company recognized a gain of $0.8 million presented in other income. During 2006, the Company received approximately $0.3 million as a return on investment, and invested in Dor approximately $0.6 million. As of December 31, 2006, the Company wrote-off the investment in Dor in the amount of $0.7 million following the Company’s decision to discontinue its investments in this fund.

As of December 31, 2007, the balance of this investment is zero.

b.

During the first quarter of 2006, the Company received a cash distribution of $2.6 million from Real Time Image Ltd. (“RTI”) following the sale of RTI’s operations in 2005, and recorded income of $1.8 million. After the cash distribution, there was cash retained in escrow, most of which ($0.5 million) was paid to the Company in August 2007. The Company generated gain of $0.1 million that is presented as other income.

As of December 31, 2007, the balance of this investment is zero.

c.

On November 9, 2006, XMPie Inc. was sold to Xerox Corporation for approximately $48 million. The Company’s share of the proceeds was $1.5 million, of which $1.3 million was received in December 2006 and recognized as a gain of $1.3 million in other income. The remaining amount of $0.2 million was held in trust and partially ($0.1 million) received by the Company in May 2008.

As of December 31, 2007, the balance of this investment is zero.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS AND FINANCIAL ASSETS (continued):

d.

On January 8, 2007, the Company, in cooperation with a foreign company – Linura Holding AG (“Linura”) founded a subsidiary under the name of Petroleum Capital Holdings Ltd. (“PCH”) (80.1% held by the Company and 19.9% held by Linura) for the purpose of acquiring shares through it of Oil Refineries Ltd. (“ORL”) through an offer of sale by the State of Israel.

Within the scope of the agreement with Linura, reciprocal options were given to the Company and Linura for the purchase each other’s stake under certain conditions as set forth in the agreement between the parties. In light of the difficulties in obtaining a control permit for ORL, the parties reached an agreement on March 13, 2008, pursuant to which the Company decided to purchase Linura’s holdings in PCH in such manner that PCH will become a wholly owned subsidiary of the Company and the PCH shareholders’ agreement became invalid. For details about the invalidation of the agreement with Linura subsequent to the balance-sheet date, see note 11(2) of these financial statements.

On February 18, 2007, the Company and PCH (“Scailex Group”) signed a binding memorandum of agreements with the Israel Corporation Ltd. (“the Israel Corporation”), whereby PCH and the Israel Corporation would submit joint offers in the offer for sale under a State of Israel prospectus for the sale of 56% of ORL’s shares (44% of ORL’s shares were sold several days earlier to institutional investors). Within the scope of the public offer for sale as stated, the Israel Corporation purchased 36.8% and PCH purchased 9.2%, for a total of some 46% of ORL’s issued share capital, for the inclusive consideration of some $725.8 million. The share purchase in the offer for sale was effected according to a company value of approximately $1.6 billion, and a share value of $0.79 per share.

During 2007, PCH purchased additional shares of ORL on the TASE, for a total of some $97.5 million (at an average price of $0.77 per share). As a result of said purchases, PCH holds some 15.76% of ORL’s issued share capital. Nonetheless, the rights in ORL are restricted until and subject to the receipt of all regulatory approvals, as specified hereunder:

In accordance with the provisions of the Government Companies Order (Declaration of the State’s Vital Interests in Oil Refineries Ltd.), 2007, (the “Vital Interests Order”), the holding of control over ORL or a means of control over ORL at rates requiring approval pursuant to the Vital Interests Order (24% and more) require reporting to the Israel Antitrust Commissioner and the filing of an application to the ministers (the Prime Minister and the Minister of Finance) for approval of the holding within 48 hours. As long as approval is not given to control or hold a means of control at rates requiring approval (24% and more), as the case may be, no right may be exercised in ORL by virtue of the purchased shares, including with regard to dividends, the appointment of directors and officeholders, and the right to vote at a general meeting of ORL shareholders, so far as such rights relates to holding ORL shares at a rate not exceeding 24%.

Within the scope of the resolution to privatize ORL, it was determined that, during the privatization of ORL, expression would be given to conditions prescribed by the Commissioner in his position papers as attached to the privatization resolution. In accordance with the notification of the Israel Antitrust Authority dated February 6, 2007, on February 25, 2007, PCH, together with the Israel Corporation, submitted a merger notice and an application for approval of the merger to the Israel Antitrust Authority. On March 27, 2007, PCH received the decision of the Antitrust Commissioner to approve the merger of ORL, the Israel Corporation and PCH, conditionally (regarding the activities of the companies, Rotem Amfert Negev Ltd., a company of the Israel Chemicals group, and Carmel Olefins Ltd., a company of the ORL group).

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS AND FINANCIAL ASSETS (continued):

The investment in ORL was financed by the Company and Linura through interest-bearing dollar loans repayable at any time with the parties’ consent. On August 9, 2007, PCH’s board of directors and shareholders approved an amendment to the shareholders’ agreement with Linura of December 21, 2006 (the “Amendment to the Shareholders’ Agreement’). The Amendment to the Shareholders’ Agreement prescribed the conditions of the loans given by PCH’s shareholders, inter alia, that loan sums denominated in US dollar are to bear dollar interest from the investment date until August 9, 2007, and that subsequent to August 9, 2007, these loans are to be converted into New Israeli Shekel “NIS” and capital notes issued in respect thereof. The capital notes are to be repaid in NIS, free of interest, linkage differentials and revaluation, and, in any event, will not be effected before January 1, 2009.

In accordance with new terms of the notes, as stated above, and due to the revaluation of the shekel, exchange rate differentials total some $5.7 million. These expenses have been allocated to the minority shareholders’ share in PCH.

The change in the original terms of the loan is considered modification of notes terms that requires extinguishment and the recognition of new debt at fair value, the Company recognized the capital notes at their fair values being their present value using the commensurate discount rate to similar loans. The difference between the balance of the capital notes on the basis of present value, and their book value before the change, was recognized as an investment in the Company’s share capital. The Company records interest expenses in its books according to the effective interest method until the first repayment date (see also Note 2p).

Whereas the Scailex Group and the Israel Corporation were of the opinion that the best interests of ORL require control thereof as soon as possible, and that the Israel Corporation, which had been a material shareholder in ORL until February 2006, could obtain the control permit pursuant to the Government Companies Order faster than PCH could obtain it, and in light of the demands for additional particulars, on May 10, 2007, the Israel Corporation and the Scailex Group agreed to terminate the memorandum of agreements, and in lieu thereof, the Israel Corporation issued a letter of undertaking (the “Letter of Undertaking”) to the Scailex Group, enabling the Israel Corporation to submit a separate application to receive the ministers’ approval to control and operate a means of control in ORL. Concurrently, the Scailex Group and the Israel Corporation agreed on the wording of a joint control agreement, which is to be signed between them upon receipt of the requisite regulatory approvals (the “Requisite Approvals”), and which was attached as an appendix to the Letter of Undertaking (the “Control Agreement”).

The Letter of Undertaking enabled the Israel Corporation and PCH to submit separate applications to the Government Companies Authority to obtain the ministers’ approval. On June 27, 2007, the Israel Corporation received the ministers’ approval.

Pursuant to the notification of the Prime Minister and the Minister of Finance, on October 26, 2007, the 60-day period elapsed since the last date on which PCH submitted additional particulars in relation to the control permit. Pursuant to the Vital Interests Order, the answer of the Prime Minister and the Minister of Finance in relation to PCH’s application for a control permit was supposed to have been issued by that date. A temporary arrangement was proposed to the competent authority during the contacts between PCH and the State authorities, pursuant whereto, shares of two foreign entities, who are directly and indirectly holding PCH, Linura and the Alder Group (in relation to whom questions had been raised by the competent authority), would be held in escrow until the final decision on the matter of the permit.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS AND FINANCIAL ASSETS (continued):

On November 22, 2007, the authority’s answer was received, pursuant to which, the proposed arrangement, whether temporary or permanent, does not provide a solution to the State’s difficulty in agreeing to PCH’s application for a control permit. In light of the authority’s answer as stated, agreement was reached between the Company and Linura, whereby Linura would completely exit PCH, so that all share capital and controlling shares of PCH would be held solely by the Company, see note 11(2). It was further proposed that the Alder Group would cancel the lien that it has on a portion of the shares of the control group.

On February 21, 2008, the response of the Government Companies Authority was received, pursuant to which it would be possible to consider PCH’’ application for control of ORL jointly with the Israel Corporation, only if the influence of the Alder Group, directly or indirectly, on the control in PCH, both as a material shareholder in Modgal Industries Ltd. (“Modgal”, which is the controlling shareholder of PCH, through corporations under its control), and as a creditor, would be completely removed.

Following the response, it was advised that, in light of that stated, the apparent position, that of recommending to the Prime Minister and the Minister of Finance that PCH’s application for the control permit should be rejected, was presented to the State Attorney General.

The Company reported to Modgal and updated it about the said response. In its response to the Company, Modgal stated that, in its opinion, the position of the competent authority was extremely unreasonable. It was further stated that Modgal and its controlling shareholders were examining possible alternatives to resolve the problem, but that there is no certainty that they will succeed in formulating a solution that meets the excessive requirements of the competent authority.

Concurrently, and in response to the above response of the Ministry of Justice, the Company made representations to the State Attorney-General through its attorney with the aim of understanding the competent authority’s view of difficulties and in an attempt to find a solution to these difficulties. For this purpose, the Company requested an urgent meeting to discuss the matter and to examine possible solutions. It is emphasized, nonetheless, that there is no certainty that PCH will succeed in proposing a solution that will enable the competent authority to grant the Control Permit.

On October 22, 2007, PCH received a dividend from ORL at the sum of $0.035 per share, which totaled some $10.7 million. The Company recorded the entire dividend as income in the fourth quarter of 2007. Additional dividend received after balance sheet date, please see note 11(7).

Subsequent to the balance sheet date, in April 10, 2008 the Company signed on an agreement to sell its entire holdings in PCH to IPE, see note 11(5).

Accounting for the shares of ORL prior to receiving the permit.

Before receiving the permit the Company cannot vote and exercise its rights as shareholder of ORL. As such, the investment in ORL is presented as available-for-sale, with unrealized gains and losses recognized in other comprehensive income (“OCI”) at the shareholders equity. As of December 2007 the balance of unrealized gain (net of related taxes) in ORL recognized in OCI was $55.8 million (The Company’s portion in this OCI was $44.7 million). A dividend in the amount $10.7 million that was received from ORL was recognized as other income in the financial statements (for more information see note 10a(2)).

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	PROPERTY AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31

	2007	2006

	U.S. dollars in thousands

Equipment & furniture	224	3
Leasehold improvements	465	10
Computers & software	97	73

	786	86
Less - accumulated depreciation	90	74

	696	12

Depreciation of property and equipment from continuing operations totaled $16,000, $3,000 and $4,000 in 2007, 2006 and 2005, respectively.

NOTE 5 –	EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded through monthly payments by the Company and its Israeli subsidiaries to severance pay and pension funds as well as insurance companies.

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	Severance pay and defined contribution plan expenses totaled $62,000, $69,000 and $26,000, in 2007, 2006 and 2005, respectively.

With respect to the Company’s employees, as of December 31, 2007, the Company expects to contribute approximately $35,000 in respect of severance pay for the year ending December 31, 2008.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 –	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)

On December 14, 2006, the Company signed an agreement with third parties for the rental and management of offices in Herzliya Pituach, as of January 1, 2007 for a period of 5 years, with an option to extend the lease for an additional 10 years. The option will be granted five times, for two years each, and, in any case, the total additional rental periods will not exceed ten years. The option will be exercisable as long as the Company does not send written notice to the lessor no later than 90 days prior to expiration of the rental period that it is not exercising the option.

Annual rent and management fees will total approximately $100 thousand, linked to the Consumer Price Index. The rent will be increased at the beginning of each year by 1.8% compared to the rent paid for the last month in the previous year’s lease. If the lease extension option is exercised, the rent will be determined according to the market prices for similar premises, but, in any case, will not be less than the rent paid for the last month before the beginning of the relevant extended rental period. To secure said payments, the Company issued a non-recourse bank guarantee of $25 thousand.

The future lease payments amount to approximately $100 thousands annually, stated in NIS and linked to the Consumer Price Index.

2)

On March 20, 2007, the Company’s Audit Committee and Board of Directors approved the engagement of the Company in a management agreement with Globecom Investments Ltd. (“Globecom”), a private company under the control of Mr. Eran Schwartz, pursuant whereto Globecom will provide the services of Mr. Eran Schwartz as the active Chairman of the Company’s Board of Directors as from the beginning of his term of office in July 2006. This agreement was approved by the Company’s shareholders at an extraordinary general meeting of the Company held on April 30, 2007 (the “Management Agreement”). Pursuant to the Management Agreement, the scope of the services will be determined according to the Company’s actual needs, and the inclusive monthly cost that the Company will pay to Globecom in respect of the services will total approximately $25 thousands, in NIS linked to the Consumer Price Index.

In addition, Globecom and Mr. Eran Schwartz will be granted indemnification, excalpation and insurance upon terms similar to those granted to other office holders of the Company.

On December 31, 2007, the Company’s Shareholders at a General Meeting resolved to approve the extension of the Management Agreement until the end of six months following notice of termination by the Company or by Globecom, as the case may be.

	3)	For details on the agreement with the Israel Corporation Ltd. – see note 3d.

b.	Contingent liabilities:

The Company has several other claims in various legal processes, the majority of which are claims of long standing. The Company does not believe that the settlement or removal of these claims will result any material liability to the Company.

As for the claim relating the Scailex Vision transaction – see note 1b2 and note 11(3).

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	SHAREHOLDERS’ EQUITY:

a.	Share capital

	1)	The Company’s shares are quoted on the “OTCBB” under the symbol SCIXF.OB, and are traded on “TASE”.

On December 31, 2007, the Company’s share closed on the OTCBB and TASE at $9.95 and approximately $9.97 (in NIS), respectively. The share prices were not adjusted to the dividend paid by the Company at May 22, 2008, see note 11(4).

2)

The number of registered shares of the Company increased from 48 million shares to 60 million shares, at the recommendation of the Company Board of Directors, and in accordance with the resolution of the Company’s General Meeting of December 31, 2007. The registered share capital of the Company was increased by 12 million ordinary shares of NIS 0.12 nominal (par) value each, so that the Company’s registered share capital is now NIS 7.2 million, divided into 60 million ordinary shares of NIS 0.12 nominal value each. Pursuant to this resolution, the said General Meeting approved an amendment to the Company Articles of Association and Memorandum of Association.

3)

The number of shares stated as issued and outstanding - 43,579,388 shares at December 31, 2007 and 43,467,388 at 2006 and 2005 - includes, at December 31, 2007 and 2006, 5,401,025 shares repurchased by the Company and held by the Company or by a trustee. These shares bear no voting rights or rights to cash dividends.

4)

During February 2007, two officers of the Company exercised options to purchase an aggregate of 112,000 shares of the Company at an exercise price of $3.70 per share. As a result of the exercise, 112,000 shares were issued and added to the Company’s issued share capital. On the day of exercise, Israel Petrochemical Enterprises Ltd., the parent company purchased the said shares, through a wholly owned subsidiary, from the officers.

b.	Stock option plans

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

On September 20, 2004, the board of directors resolved to grant two senior employees of the Company options under the 2003 Plan to purchase an aggregate amount of 168,000 shares of the Company at an exercised price of $3.70 per share. The fair value of one share at the day of grant was $4.11. The options vest ratably over three years and are exercisable for ten years until September 20, 2014. Any options not exercised by then will expire. The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $23,000, $94,000 and $6,000 are presented under “general and administrative expenses” in 2005, 2006 and 2007 respectively. Since 2006 the Company recorded additional amounts as stock-based compensation due to the adoption of SFAS 123(R), see also note 2m.

In the years ended December 31, 2007 and 2006, no options were granted under either the 2001 Plan or 2003 Plan.

On February 19, 2007, options were exercised for purchase of 112,000 shares. See note 7a2.

A summary of the status of the Company’s plans at December 31, 2007, 2006 and 2005, and changes during the years ended on those dates, is presented below:

	Year ended December 31

	2007		2006		2005

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	193,000	4.68	346,754	6.91	519,922	8.09
Changes during the year:
Granted	–	–	–	–	–	–
Exercised	(112,000)	3.7
Forfeited and canceled	(9,500)	11.66	(153,754)	9.71	(173,168)	10.46

Options outstanding at end of year	71,500	5.28	193,000	4.68	346,754	6.91

Options exercisable at end of year	71,500	5.28	137,000	5.08	234,754	8.44

Options available for future awards	1,732,000		1,732,000		1,732,000

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	SHAREHOLDERS’ EQUITY (continued):

The weighted average fair value of options granted during 2004 was $1.69.

The weighted average fair value of each option grant is estimated on the date of grant using the Black & Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately three years; and expected volatility of 52%.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected term. The expected term is expected length of time until expected date of exercising the options, based on expected employee’s exercise behavior.

As of December 31, 2007, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans.

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2007:

Options outstanding			Options exercisable

Range of exercise prices	Number outstanding at December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2007	Weighted average exercise price

$		Years	$		$

3.70	56,000	6.72	3.70	56,000	3.70
10.00	6,500	1.0	10.00	6,500	10.00
11.69	9,000	1.0	11.69	9,000	11.69

	71,500		5.48	71,500	5.48

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	TAXES ON INCOME (continued):

a.	The Company and its Israeli subsidiary:

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

On February 26, 2008, the Income Tax Act (Inflationary Adjustments) (Amendment no. 20) (Limit of the Period of Incidence), 2008 (the “Amendment”) passed during the third reading in the Knesset, pursuant whereto, the inception of the Inflationary Adjustments Act shall terminate after the 2007 tax year, and, as of the 2008 tax year, the provisions of that Act will no longer apply, with the exception of the transitional provisions whose purpose is to prevent distortions in the tax calculations.

Pursuant to the Amendment, as of the 2008 tax year, the adjustment of income for tax purposes to a real measurement basis shall no longer be calculated. Furthermore, depreciation of fixed assets and carry-forward losses for tax purposes will no longer be linked to the index, so that these sums shall be adjusted up until the index of the end of the 2007 tax year, and linkage to the index shall be discontinued thereafter.

Tax rates

The income of the Company and its Israeli subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No.147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No.140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

b.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $497 million at December 31, 2007. Most of the carryforward amounts are available indefinitely with no expiration date. The Company did not record deferred taxes in respect of these losses, since it does not anticipate that these losses will be utilized in the foreseeable future.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	TAXES ON INCOME (continued):

d.	Deferred income taxes:

	December 31

	2007	2006	2005

	U.S. dollars in thousands

Computed in respect of the following:
Carryforward tax losses and credits	124,250	109,750	136,946
Available-for-sale financial assets*	8,930
Investments			4,191

	133,180	109,750	141,137
L e s s - valuation allowance (attributed mainly to loss carryforwards and expenses deductible upon payment)	(124,250)	(109,750)	(139,877)

	8,930		1,260

Deferred income taxes are included in the balance sheets as:
Current assets			1,260

Non current assets	8,930

* presented against the OCI and not against the statement of operations.

e.	Income (loss) before taxes on income from continuing operation:

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

The Company and its Israeli subsidiaries	9,833	11,438	(447)
Non-Israeli subsidiaries		1,950	2,683

	9,833	13,388	2,236

f.	Taxes on income included in the statements of operations - from continuing operation:

1)	As follows:

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

Current:
Israeli		242	185
Non-Israeli			272

		242	457

Deferred, see e. above -
Non-Israeli		1,260	(551)

		1,502	(94)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	TAXES ON INCOME (continued):

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a. above) and the actual tax expense:

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

Profit (loss) before taxes on income	9,833	13,388	2,236

Theoretical tax expense (tax benefit) on the above amount	2,852	4,150	760
Decrease in taxes resulting from different tax rates – net		78	(175)
Decrease in taxes arising from exempted income	(3,100)
Change in valuation allowance	14,500	(30,127)	(5,889)
Changes in deferred taxes resulting from carryforward tax losses	(14,500)	27,196	4,082
Increase (decrease) in taxes resulting from prior years		50
Increase (decrease) in taxes arising from differences between non-dollar currencies income and dollar income, net, and other*	248	155	1,128

Tax benefit (taxes on income) in the consolidated statements of operations	–	1,502	(94)

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

Scailex Vision and Scailex Vision International Ltd. (a wholly owned subsidiary of Scailex Vision) have received final tax assessments up to and including the 2007 tax year.

Related to tax assessments of the US subsidiaries, see note 1b(1).

NOTE 9 –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Concentrations of credit risks

At December 31, 2007 and 2006, the Company and its subsidiaries held cash and financial assets, most of which were deposited with major U.S and Israeli banks. Part of the financial assets held by the Company is debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks on these securities to be remote.

b.	Cash Management and Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, marketable securities and short-term investments.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount.

As to the fair value of held-to-maturity securities-see note 10

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Information on securities available-for-sale and held for maturity:

1)	Held-to-maturity securities:

At December 31, 2007 and 2006 the amortized cost basis, aggregate fair value and unrealized holding gains and losses, as follows:

	Amortized Cost*	Aggregate Fair Value	Unrealized Losses	Unrealized Gains

	$ i n t h o u s a n d s

December 31, 2007:
U.S. Treasury notes and agencies	10,919	11,034	(115)	0

December 31, 2006:
U.S. Treasury notes and agencies	44,509	44,780	(271)	0

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Since the Company has the capability, and intends, to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2007.

(*)	Not including amounts of interest receivable of $92 thousands and $361 thousands at December 31, 2007 and 2006, respectively.

	2)	Available-for-sale securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses*	Estimated Fair Value**

	$ i n t h o u s a n d s

December 31, 2007:
Corporate bonds	997	–	(3)	994
Marketable securities (ORL)	243,637	64,770	–	307,410

	243,634	64,770	(3)	308,404

December 31, 2006:
Corporate bonds	14,302	6	(325)	13,983

(*)

As of December 31, 2007, the Company held investments in available-for-sale securities with unrealized holding losses totaling $117,000. Realized losses in 2007 were approximately $472,000 (including amortization of comprehensive loss related to held-to-maturity securities as described in note 2d), compared to 2006 that were approximately $337,000.

(**)	Not including amounts of interest receivable of $7 thousands and $275 thousands at December 31, 2007 and 2006 respectively.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

3)	The marketable securities are presented in the balance sheets as follows:

	December 31

	2007	2006

	$ in thousands

Among current assets:
Held-to-maturity securities*	2,091	21,991
Available-for-sale securities	308,411	14,258

	310,502	36,249
As long-term investments:
Held-to-maturity securities*	8,922	22,879

	319,424	59,128

* The above securities mature as follows:

2007	–	21,991
2008	2,091	12,965
2009	8,922	8,922
2010		992

	11,013	44,870

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

	Year ended December 31

	2007	2006	2005

	U.S. dollars in thousands

b. Financial income, net:
Interest income	7,789	13,766	4,470
Loss on trading marketable securities, net	(163)	(384)	(84)
Bank charges and interest expenses	(268)	(87)	(48)
Other (including foreign exchange losses, net)	*(4,778)	(93)	(55)

	2,580	13,202	4,283

*	$5.7 million out of which related to capital notes issued by a subsidiary to its minority shareholders and they are quote in NIS.

c. Other income, net:
Write-down of investment in cost		(660)
Gain from sale of investment in cost		1,327
Distribution of funds from cost method investment	134	1,800	793
Dividend received from available-for-sale assets	10,689
Other		674	124

	10,823	3,141	917

d.	Transactions with Related Parties

1)

In 2006, the CEO and the CFO of the Company received a payment of $250 thousands and $20 thousands, respectively, directly from the former Company controlling shareholders. Such compensation is presented in the statements of changes in shareholders’ equity for 2006 as “Payment made by shareholders to senior employees”.

2)	See note 7a(2).

3)	See note 6a(2).

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	SUBSEQUENT EVENTS:

1.

On February 21, 2008, the Company received the Government Companies Authority’s response on the matter of receipt of the ORL Control Permit, pursuant whereto the apparent position was presented to the State Attorney General of recommending that the Prime Minister and the Minister of Finance reject PCH’s application to receive the ORL Control Permit. Further to the communications that PCH has been conducting with the Competent Authority, on May 19, 2008, PCH forwarded an outline for a transaction that it received from Modgal to the Competent Authority for its examination The outline is for a transaction in relation to which negotiations are currently being conducted on the basis of agreements in principle formulated between the controlling shareholders of Modgal and the Alder Group regarding the contracting of a binding agreement, the outcome of which, if carried out, will be that the Alder Group shall cease to be an indirect shareholder of PCH (subject to put/call options, which, if exercised, will vest the Alder Group directly with up to 14.75% of IPE’s issued share capital), and the Alder Group shall also cease to be a creditor of PCH’s controlling shareholders.

2.

Further to the agreements regarding Linura’s relinquishing its 19.9% stake in PCH, on March 13, 2008, the Company and Linura reached an agreement whereby the Company purchased Linura’s entire holdings in PCH for the consideration of a total of $57.2 million, and received, by way of assignment, the capital note that PCH had issued to Linura. The consideration was paid in a single payment on March 26, 2008. After acquisition of Linura’s PCH shares, PCH became a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement became invalid.

At the first quarter of 2008, the Company generated a capital gain of approximately $6.5 million, and the Company’s equity increased by approximately $9.7 million (including the said capital gain).

3.

Pursuant to the agreement from 2005 for the sale of the majority of the assets and operations of Scailex Vision to HP, $23 million (the “Sum in Escrow”) was deposited with a trustee to secure HP’s indemnification rights. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties in relation to the Sum in Escrow.

Within the scope of the settlement agreement, HP and Scailex Vision agreed that, out of the total balance of the funds remaining in escrow, the sum of about $7.8 million is being released to Scailex Vision, the sum of about $7.4 million is being released to HP, while the balance, in the sum of approximately $0.6 million, is to remain in escrow to secure a particular claim in respect whereof HP is entitled to indemnification.

It was further agreed that Scailex Vision shall be entitled to receive additional sums from HP in the event that HP shall succeed in the appeal that it filed against the tax authority in Mexico on the matter of tax assessments. Scailex Vision shall be entitled to receive 75% of any payment that HP receives in relation to that appeal, subject to the stipulation that the sum that HP shall transfer to the Company shall not exceed about $3.9 million (plus interest). Scailex Vision undertook to assume half of the litigation expenses in respect of the said appeal; it has no material exposure in respect of these expenses.

As a result of the settlement agreement, the provisions relating to HP’s claims were updated, and Scailex Vision generated, in 2008, a profit of some $2.4 million; the Company’s share of this profit is about $1.7 million.

4.

On April 10, 2008, the Company’s Board of Directors approved the distribution of a cash dividend in the sum of $44.9 million, after determining that the distribution meets the legal tests for a distribution, pursuant to the Companies Law, 5759 – 1999; the dividend was distributed in cash to the Company’s shareholders on May 22, 2008.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	SUBSEQUENT EVENTS (continued):

5.

On April 10, 2008, after the approval of the Company’s Audit Committee and Board of Directors, the Company entered into an agreement with Petrochemicals for the sale of all of PCH’s issued share capital. The said agreement was approved by a General Meeting of Company’s shareholders on May 29, 2008.

In consideration for the purchase of the PCH shares, the capital notes issued by PCH in respect of funds that its shareholders had injected into PCH, the assignment of the Company’s rights pursuant to a rental agreement under which it rents its offices in Herzliya, as well as the rights of the Company and PCH pursuant to a Letter of Undertaking from the Israel Corporation Ltd. dated May 10, 2007, Petrochemicals shall pay a total of approximately $338 million to the Company.

In addition, on April 10, 2008, Petrochemicals entered into an agreement with Suny Electronics Ltd. (“Suny’) for the sale to Suny of Petrochemical’s entire stake in the Company, constituting 50.06% of the Company’s then issued and outstanding share capital, so that Petrochemicals shall cease to be a shareholder of the Company, while Suny shall become the Company’s controlling shareholder. Within the scope of such agreement, Suny undertook, inter alia, to cause the Company to purchase directors’ and officers’ liability run-off insurance, with such cover as is customary in the market, for directors and officers holding office in the Company and in its subsidiaries on the date of signing of such agreement, for six to seven years, to the extent possible, for an inclusive sum insured per event and for the period of $30 million, and for an inclusive premium that is not to exceed $0.6 million for the entire said period.

The closing and consummation of the said PCH sale agreement and the closing and consummation of the said Suny agreement are to take place simultaneously, with each transaction being interdependent upon the other.

The transactions are expected to close during the next few days.

6.

On April 18, 2008, following approval by the Board of Directors of Scailex Vision, a 78.6% subsidiary of the Company, the General Meeting of Shareholders of Scailex Vision approved the distribution of a dividend to its shareholders at the inclusive sum of $25 million, equating to not more than the sum of NIS 92.5 million on the date of the distribution.

Scailex Vision applied to the Court for approval to pay the dividend, and received such approval at June 2, 2008.

The dividend was distributed in cash to Scitex Vision’s shareholders on June 4, 2008.

7.	On May 20, 2008, PCH received a dividend from ORL in the sum of $0.035 per share, which totaled approximately to $11.2 million (at which time PCH was wholly held by the Company).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
SCAILEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scailex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and the consolidated results of operations and cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective January 1, 2006 to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

Tel-Aviv, Israel	Kesselman & Kesselman
June 17, 2007	Certified Public Accountants (Isr.)