Form 20-F
Scailex CORP Ltd.
filed 2008-10-03
CIK 315816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 29, 2008

Commission File Number: 0-12332

SCAILEX CORPORATION LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

48 Ben Zion Street, Segula Industrial Area, Petach Tikva, 49277, Israel
(Address of principal executive offices)

Shachar Rachim, Chief Financial Officer
Tel: (972)-3-9057730; Fax: (972)-3-9314422
48 Ben Zion Street, Segula Industrial Area, Petach Tikva, 49277, Israel
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of September 29, 2008, the Registrant had outstanding:

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

☐ Yes     ☐ No

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

Large Accelerated Filer ☐     Accelerated Filer ☒     Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

☐ International Financing Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☐ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this Shell Company Report (“Report”) to:

—	"we", "us", "our", "Scailex", or the "Company" are to Scailex Corporation Ltd. (formerly known as Scitex Corporation Ltd.) and its wholly owned and/or majority owned subsidiaries;

—	"Dollars" or "$" are to United States dollars;

—	"NIS" or "Shekel" are to New Israel Shekels;

—	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

—	the "SEC" are to the United States Securities and Exchange Commission;

—	"Scailex Vision" and "Scailex Vision International" are to Scailex Vision (Tel-Aviv) Ltd. (formerly known as Scitex Vision Ltd.), our majority owned subsidiary, and Scailex Vision International Ltd. (formerly known as Scitex Vision International Ltd.), Scailex Vision’s wholly owned subsidiary, respectively;

—	"Jemtex" is to Jemtex InkJet Printing Ltd., of which we hold 15% of the equity interests;

—	“IPE” is to The Israel Petrochemicals Enterprise Ltd.;

—	“Israel Corp.” is to Israel Corporation Ltd.;

—	“PCH” is to Petroleum Capital Holdings Ltd., a former subsidiary of ours through which we held approximately 15.76% of the outstanding shares of ORL (as defined below), that was sold to IPE, our former controlling shareholder;

—	"ORL" is to Oil Refineries Ltd., an oil refinery located in Haifa, Israel;

—	"Suny" is to Suny Electronics Ltd., our controlling shareholder;

—	“Suny Telecom” is to the business operations of Suny Telecom (1994) Ltd. that we acquired from Suny and that is engaged in the business of importing mobile cellular phones and related parts and accessories into Israel and marketing and distribution thereof;

—	“Dynamic” is to the business operations of Din Dynamic Ltd. that we acquired from Suny and that is engaged in the retail business of reselling mobile cellular phone and related parts and services on behalf of Cellcom Israel Ltd., a major Israeli cellular network operator: and

—	"Samsung" is to Samsung Electronics Co. Ltd., a publicly traded Korean corporation and the sole supplier of our Suny Telecom business for mobile cellular phones and spare parts and accessories.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Report on Form 20-F, certain information contained herein, including, without limitation, information appearing under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to:

—	the loss of Samsung as the supplier of our Suny Telecom business;

—	the loss or a reduction in sales to the three major customers of the Suny Telecom business;

—	our absence of significant operations, other than our purchase of the business operations of Suny Telecom and Dynamic from Suny, following the sale of the business of Scailex Digital Printing and Scailex Vision, the reduction of our holdings in Jemtex to 15%, as well as the sale of PCH to IPE;

—	our ability to identify and evaluate suitable business opportunities;

—	changes in domestic and foreign economic and market conditions;

—	the impact of the Company's accounting policies;

—	our classification as a passive foreign investment company ("PFIC"), which may subject our U.S. shareholders to adverse U.S. federal income tax consequences. See "Item 10.E Taxation - Certain Material U.S. Federal Income Tax Considerations";

—	the fact that we may be deemed an "investment company" under the Investment Company Act of 1940 which may subject us to certain U.S. regulations and be subject to limitations with respect to the investment of our assets; and

—	those risks set forth under “Item 3D. Risk Factors” in this Report as well as those discussed elsewhere in this Report.

Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

USE OF TRADE NAMES

Scailex is our trademark. Jemtex is a trademark of Jemtex.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

See Item 6. “Directors, Senior Management, and Employees”.

B.	ADVISERS

Not applicable.

C.	AUDITORS

For 2005 and 2006, our independent auditors were Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (PwC). Their address is Trade Tower, 25 Hamered Street Tel-Aviv, 68125, Israel. For 2007 and 2008, our independent auditors have been Brightman Almagor Zohar & Co., Certified Public Accountants, a Member Firm of Deloitte Touche Tohmatsu. Their address is One Azrieli Center, Round Building, Tel Aviv, 67021, Israel.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements incorporated by reference into this Report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from audited consolidated financial statements not appearing in this Report, which have been prepared in accordance with U.S. GAAP. Selected consolidated balance sheet data for the period ended June 30, 2008, and our selected consolidated statements of operations data for the periods ended June 30, 2007 and June 30, 2008 are derived from our unaudited consolidated financial statements included in this Report, which have been prepared in accordance with U.S. GAAP.

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

Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(2) to our consolidated financial statements incorporated by reference into this Report.

In August 2006, we decreased our holdings in Jemtex from approximately 75% to approximately 15% (on a fully diluted basis). See “Item 4A. History and Development of the Company,” “Item 4B. Business Overview,” and “Item 10C. Material Contracts-Reorganization Contract between the Company and Senior Management of Jemtex”. As a result of the sale, since August 2006 the results of operations of Jemtex have been reported as discontinued operations and the consolidated results from continuing operations have no longer included the revenues and expenses attributable to Jemtex. Similarly, assets and liabilities relating to Jemtex are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(3) to our consolidated financial statements incorporated by reference into this this Report.

As of December 31, 2007, our continuing operations were comprised of Scailex Corporation and PCH. Consequently, we did not record any revenues from such continuing operations in the years 2003 through 2007. Since we are exploring our strategic alternatives, including engaging in new areas of operations, and we have recently acquired assets of the Suny Telecom and Dynamic businesses, the data presented below are not indicative of our future operating results or financial position.

As of December 31, 2007, the majority of our consolidated assets were cash, available-for-sale financial assets (mainly comprising of our shares in ORL) and securities held-to-maturity. On June 30, 2008 we sold 100% of the share capital of our then wholly owned subsidiary, PCH, to IPE, our then controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). As a result of this transaction, we no longer had any interest in ORL and as part of this transaction, IPE, our then controlling shareholder, sold it shareholdings in Scailex to Suny Electronics (our current controlling shareholder). See “Item 10.C. Material Contracts – The PCH Sale Agreement, dated April 10, 2008".

On September 29, 2008, we purchased from Sunyassets of the Suny Telecom and Dynamic businesses for the total sum of approximately NIS 255,809,000 (approximately $74.8 million), subject to certain adjustments. Suny Telecom is engaged in the business of importing mobile cellular phones and related parts and accessories into Israel and the marketing and distribution thereof, and Dynamic is engaged in the business of retail business of reselling mobile cellular phones and related parts and services on behalf of Cellcom Israel Ltd., a major Israeli cellular network operator. As a result of this transaction, we ceased to be a shell company.

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Report.

BALANCE SHEET DATA

	As of December 31,
	2007		2006	2005		2004		2003
	(US Dollars in thousands)

Net working capital
(continuing operations) **	422,413	***	271,809	230,303		142,705		59,035
Net working capital
(discontinued operations) **	(2,855)		1,876	42,079	*	(2,265	)*	101,019	*
Cash, cash equivalents
and short term
Investments (continuing
operations)	421,862	***	273,216	230,350		142,239		64,995
Cash, cash equivalents
and short term
investments (discontinued
operations)	6,644		7,352	59,658	*	18,345	*	34,318	*
Total assets	446,628		319,572	351,018		274,153		394,085
Long term liabilities
(continuing operations)	67,045		654	107		649		-
Long term liabilities
(discontinued operations) ****	6,508		11,382	42,990		21,247		23,625
Share capital	6,209		6,205	6,205		6,205		6,205
Shareholders' equity	345,914		285,034	261,603		154,274		224,698

As of June 30, 2008
(unaudited)
(US Dollars in thousands)

Net working capital (continuing operations) **	359,482 [1]
Net working capital (discontinued operations) **	(10,257)
Cash, cash equivalents and short term Investments (continuing operations)	19,256
Cash, cash equivalents and short term investments (discontinued operations)	-
Total assets	365,022
Long term liabilities (continuing operations)	237
Long term liabilities (discontinued operations) ****	-
Share capital	6,209
Shareholders' equity	351,965

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

1 Includes $341,681 thousands of income receivable from a related party (IPE), mainly representing the proceeds from our sale of PCH to IPE, which was paid in cash on July 1, 2008. Concurrent with the sale of PCH to IPE, IPE sold all of its shares in the Company to Suny, and thereafter has not been a related party to the Company. See “Item 4A. History and Development of the Company”.

STATEMENT OF OPERATIONS DATA

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(U.S. dollars in thousands, except per share amounts)

General and administrative expenses	(3,570)	(2,955)	(2,964)	(3,201)	(2,890)
Financial income - net	2,580	13,202	4,283	2,757	48
Other income (loss) - net	10,823	3,141	917	62	(2,323)

Income (loss) before taxes on income	9,833	13,388	2,236	(382)	(5,165)

Tax benefit (Taxes on income)	--	(1,502)	94	1,121	--
Share in results of associated companies	--	--	2,876	(1,418)	(2,237)

Minority interest in loss (income) of a subsidiary	3,979	(478)	--	--	--

Net income (loss) from continuing operations	13,812	11,408	5,206	(679)	(7,402)

Net income from discontinued operations	1,447	11,135	100,932	47,932	8,780

Net income	15,259	22,543	106,138	47,253	1,378

Earnings (loss) per share - basic
Continuing operations	0.36	0.30	0.14	(0.02)	(0.17)
Discontinued operations	0.04	0.29	2.65	1.19	0.20

	0.40	0.59	2.79	1.17	0.03

Earnings (loss) per share - diluted
Continuing operations	0.36	0.30	0.14	(0.02)	(0.17)
Discontinued operations	0.04	0.29	2.55	1.19	0.20

	0.40	0.59	2.69	1.17	0.03

Weighted average number of shares
outstanding (in thousands) - basic	38,164	38,066	38,066	40,336	43,018
- diluted	38,207	38,156	38,134	40,336	43,018

Dividends per share	--	--	--	$2.36	--

	Year Ended June 30,
	2008 (unaudited)	2007 (unaudited)
	(U.S. dollars in thousands, except per share amounts)

General and administrative expenses	(2,545)	(1,325)
Financial income - net	1,244	5,685
Other income (loss) - net	94,976	146

Income (loss) before taxes on income	93,675	4,506

Tax benefit (Taxes on income)	(270)	(26)
Share in results of associated companies	-	-

Minority interest in loss (income) of a subsidiary	146	18

Net income (loss) from continuing operations	93,551	4,498

Net income from discontinued operations	2,128	420

Net income	95,679	4,918

Earnings (loss) per share - basic
Continuing operations	2.45	0.13
Discontinued operations	0.05	0.01

	2.50	0.14

Earnings (loss) per share - diluted
Continuing operations	2.45	0.13
Discontinued operations	0.05	0.01

	2.50	0.14

Weighted average number of shares
outstanding (in thousands) - basic	38,213	38,200
- diluted	38,213	38,200

Dividends per share	-	-

B.	CAPITALIZATION AND INDEBTEDNESS

The table below sets forth the unaudited historical capitalization and indebtedness, determined in accordance with U.S. GAAP, as of June 30, 2008. The information in this table should be read in conjunction with, and is qualified by reference to, the financial statements and notes thereto and other financial information included elsewhere or incorporated by reference into this Report.

As of June 30, 2008

Indebtedness	-
Share capital	6,209
Capital surplus	281,055
Accumulated other comprehensive loss	(70)
Treasury shares	(32,300)
Retained earnings	97,071
Total shareholders' equity	351,965
Total Capitalization and Indebtedness	351,965

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable.

D.	RISK FACTORS

The following important factors, together with others that appear with the forward-looking statements made by, or on behalf of, Scailex in this Report, or in Scailex’s other SEC filings and public statements, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements.

Risks Related to Our Business

—	Most of our assets are held in financial instruments, and we may not be successful in identifying and evaluating suitable business opportunities.

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

On June 30, 2008, we sold 100% of the share capital of our then wholly owned subsidiary, PCH, to IPE, our then controlling shareholder, following which we no longer had any interest in ORL.

On September 29, 2008, we purchased from Suny assets of the Suny Telecom and Dynamic businesses.

See “Item 4A. History and Development of the Company,” “Item 4B – Business Overview,” “Item 10C – Material Contracts – The PCH Sale Agreement, dated April 10, 2008” and “Item 10C – Material Contracts –Reorganization Contract between the Company and Senior Management of Jemtex”.

As of the date of this Report, we hold approximately 80% of our assets in financial instruments. Our plan of operation is to explore and consider additional strategic investments and business opportunities. While we are actively exploring such opportunities, there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities. We may invest in entities having no significant operating history or other negative characteristics, such as having limited or no potential for immediate earnings that will not necessarily provide us with significant financial benefits in the short term. In the event that we make new investments, a significant factor in our success will be the performance of target entities and their management, as well as numerous other factors beyond our control. There is no assurance that we will be able to invest on terms favorable to us, or at all.

—	We hold approximately 80% of our assets in financial instruments which are denominated in NIS. A decrease in interest rates in Israel could materially reduce our financial income. In addition, a significant portion of our assets could be subject to loss in the event of the failure of the Israeli banks in which we have deposited our funds.

As of September 29, 2008, we held, on a consolidated basis, approximately $284 million in cash and financial instruments, which represented approximately 80% of our assets. The cash was primarily derived from our sale on June 30, 2008 of all of our shares in our then wholly owned subsidiary, PCH, to IPE, our then controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $340.8 million) This transaction occurred concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE.

On September 29, 2008, we purchased from Suny assets of the Suny Telecom and Dynamic businesses for the total sum of approximately NIS 255,809,000 (approximately $74.8 million), subject to certain adjustments.

As a result of the change in our ownership resulting from the abovementioned agreement between Suny and IPE, our operating currency changed from dollars to shekels.

Due to our significant investments in short term deposits in Israel, we are subject to the risk of a reduction of interest rates in Israel. A decrease in interest rates could materially reduce our financial income.

In addition, we are exposed to the potential instability of the Israeli banks in which we have deposited our funds. In the event such banks fail due to the recent instability in the financial markets or for any other reason, a significant portion of our assets could be subject to loss.

For information on the types of our investments as of December 31, 2007, see Item 11 –“Quantitative and Qualitative Disclosures About Market Risk–Presentation of Exchange Rate and Interest Rate Risk."

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

Risks Related to the Suny Telecom Business

—	The loss of Samsung as the sole supplier of mobile cellular phones and spare parts and accessories, or the loss of our exclusive relationship with Samsung, would have a material adverse effect on our Suny Telecom business.

The Suny Telecom business is our primary area of operating activity. On a pro forma basis, giving effect to the acquisition of the Suny Telecom business as of the beginning of 2008, our revenues from the sale of Samsung’s mobile cellular phones, spare parts and accessories would have accounted for approximately 74% of our total revenues during the six month period ended June 30, 2008.

Samsung, the number two manufacturer of mobile cellular phones in the world in 2007, is the sole supplier of our Suny Telecom business for mobile cellular phones and spare parts and accessories pursuant to distribution agreements with Samsung. One of the critical factors in the success of our Suny Telecom business is the existence of a reliable source of supply of quality and state-of-the-art mobile cellular phones. Samsung’s mobile cellular phones are viewed as innovative and reliable, with a high standard of design, and at an advanced technological level. We rely on the technological edge, innovation and strength of the Samsung brand, as well as Samsung’s ability to manufacture a large number of mobile cellular phone models using various technologies. In addition, we depend on Samsung to supply us with adequate inventories of popular mobile cellular phones on a timely basis and on favorable pricing and other terms. The loss of Samsung as our sole supplier, a substantial price increase imposed by Samsung, a shortage or oversupply of product available from Samsung or a tightening of credit terms granted by Samsung to us could have a material adverse impact on our business. We cannot assure you that the loss of Samsung as sole supplier, product shortages, product surpluses or a tightening of trade credit terms will not occur in the future.

—	Samsung may terminate its agreements with us if we fail to meet various annual sales targets or upon the occurrence of other triggering events. Such a termination would have a material adverse effect on our Suny Telecom business.

We are party to two distribution agreements with Samsung, one granting us exclusive rights to market mobile cellular phones manufactured by Samsung using CDMA technology (the “CDMA Agreement”) and the other granting us exclusive rights to market mobile cellular phones manufactured by Samsung using GSM technology (the “GSM Agreement”). The CDMA Agreement expires on December 31, 2009, and the GSM Agreement expires on August 12, 2009. These agreements also cover accessories and spare parts.

Under the terms of each of these agreements, we must meet certain annual sales targets provided that Samsung fulfills certain conditions. Our annual sales targets include achieving various commercial targets. Samsung may terminate or decide not to renew either or both agreements on an annual basis should we fail to meet these annual targets under the agreements, provided Samsung has fulfilled its obligations under the agreements.

If Samsung terminates either or both of the CDMA and GSM Agreements and alternative sources of supply are not readily available, or if any of these agreements expire and are not renewed, or if we otherwise lose our exclusive relationship with Samsung, we expect that there will be a significant decline in the scope of operations of our Suny Telecom business and it will have a material adverse effect on our profitability.

—	We are dependent on three major customers, the major Israeli cellular network operators, to which we sell our products. The loss of any of these customers, or reduction in orders from any of these customers or a reduction in prices that we are able to charge these customers, could have a material adverse effect on our Suny Telecom business.

The major customers of the Suny Telecom Business are the major operators of cellular networks in Israel: Pelephone Communications Ltd. (“Pelephone”), Cellcom Israel Ltd. (“Cellcom”) and Partner Communications Ltd. (“Partner”) (collectively, the “Cellular Operators”). Sales to Pelephone accounted for approximately 55% of the total sales of the Suny Telecom business in 2007, 59% of total sales in 2006 and 43% of total sales in 2005. Sales to Partner accounted for approximately 27% of the total sales of the Suny Telecom business in 2007, 24% of total sales in 2006 and 30% of total sales in 2005. Sales to Cellcom accounted for approximately 18% of the total sales of the Suny Telecom business in 2007, 17% of total sales in 2006 and 27% of total sales in 2005. We are dependent on the Cellular Operators, and the termination of our contractual relationship with any one or more of these Cellular Operators for any reason could have a material adverse effect on the sales volume and results of operations of our Suny Telecom business.

Additionally, our customers are not contractually obligated to purchase product from us. There can be no assurance that any of the Cellular Operators will continue to purchase products or services from us or that their purchases will be on the same terms or at the same or greater levels than in prior periods. The loss of any of our major customers, a material adverse change in the financial conditions of our major customers, a reduction in the amount of product or services our major customers order from us or the inability to maintain current terms, including price, with these or other customers could have an adverse effect on our financial condition, results of operations and liquidity.

—	The technical failure by Samsung in the manufacture of its mobile cellular phones and/or our inability to adapt Samsung mobile cellular phones to the networks of cellular providers would have a material adverse effect on our sales.

We sell mobile cellular phones that employ GSM technology to Partner and Cellcom and mobile cellular phones that employ CDMA technology to Pelephone. Samsung typically launches new mobile cellular phone models using the various technologies on an annual basis, primarily due to accelerated technological development in the sector and market demand for advanced technologies. The new mobile cellular phone models are characterized by increasingly sophisticated functions, using advanced technologies optimizing usage and rendering it more efficient and rapid, together with innovative design. The introduction of new sophisticated mobile cellular phone models to the Israeli market requires adequate engineering and marketing preparation to ensure that the Samsung mobile cellular phone models that we market are compatible with the technological and marketing demands of the Israeli cellular network operators and their end customers.

We rely on Samsung to manufacture products that are satisfactory to our customers. If Samsung experiences any technical failures in its manufacture of its mobile cellular phones and or if we are unable or otherwise experience difficulties in adapting Samsung’s mobile cellular phones to the networks of the cellular providers in Israel to which we sell Samsung’s products, and no timely solution is found, our ability to provide satisfactory products to our customers could be disrupted and our reputation could be impaired. Defects in the mobile cellular phones that we market or in their incompatibility with the Israeli cellular networks may be detected only after deployment. Any resulting customer dissatisfaction is likely to result in a slowdown in sales volume, adverse effect to the reliability of the brand and our company and loss of major customers and/or market share.

In addition, we assist Samsung in the development of applications relating to the use of the Hebrew language and correct operations in user manuals and incur significant costs in the process. If these applications fail to meet our customers’ needs, are incompatible with our customers’ cellular networks, are not widely accepted by our customers or are not profitable, we may not be able to recover the entire investment in the development of the applications.

—	Our success depends in part on timely introduction by Samsung of new products and technologies. Samsung’s failure to meet timelines for introduction of new mobile cellular phone models into the market could materially adversely affect our business.

The markets for mobile cellular phones and related products are characterized by rapidly changing technologies, frequent new product introductions, short product life cycles and evolving industry standards. Our success depends, in substantial part, on the timely and successful introduction by Samsung of new products and upgrades of current products to comply with emerging industry standards and Samsung’s ability to address technological and product developments carried out by competing mobile cellular phone manufacturers. The many mobile cellular phone models on the market, the fierce competition and the required technological innovation create a situation whereby any deviation from the timelines set for launching new mobile cellular phones could result in a decline in the sales volumes of such phones, loss of a market share and loss of the funds invested in the development of those mobile cellular phones. The delay by Samsung’s in the development or introduction of new mobile cellular phone models, or the inability of Samsung to address technological and product developments carried out by competitors, could impair our revenue and operating results.

—	The inability to accurately predict which mobile cellular phone models and features will be in demand in the market could have a material adverse effect on our Suny Telecom business.

The mobile cellular phone sector in Israel is characterized by innovation, frequent changes in products and constant technological improvements, allowing end customers to benefit from a variety of state-of-the-art features, such as color, camera, music, links to computers, to the Internet and to TV broadcasts, high speed transmission of information and/or video files, among others. The market’s demand for innovation and advanced mobile cellular phone features are among the factors that encourage end customers to periodically replace and upgrade their mobile cellular phones.

The research and development of new, technologically-advanced mobile cellular phones is a complex and uncertain process requiring high levels of innovation and investment, as well as accurate anticipation of technological and market trends. In addition, the process of selecting new Samsung mobile cellular phones to be marketed by us to the Cellular Operators involves an assessment of market requirements and trends with respect to such mobile cellular phones and their features. If we or Samsung is unable to accurately predict technological and market trends or if the Samsung mobile cellular phones that we market in Israel do not meet local market requirements, the revenues of our Suny Telecom business could be materially adversely affected. In addition, we may focus our own resources on technologies that are used and or developed by Samsung that do not become widely accepted or are not commercially viable, which would increase our expenses.

—	The transition of Pelephone, our major customer, from a cellular network employing CDMA technology to a cellular network employing GSM technology could have a material adverse effect on the Suny Telecom business.

Approximately 55% of the revenues of the Suny Telecom business sales in 2007 were to Pelephone, the largest customer of the Suny Telecom business, which purchases from us mobile cellular phones employing the CDMA technology used by the Pelephone network. Pelephone has announced that it plans on converting from CDMA technology to GSM technology in the beginning of 2009. We anticipate that upon the activation of the new cellular network, competition vis-à-vis Pelephone due to the increased number of suppliers whose imported mobile cellular phones will be compatible with operation on the new GSM network. Such competition is likely to affect business results of our Suny Telecom Business. We are currently unable to estimate how the transition of Pelephone to a GSM cellular network will affect our results of operations.

—	We are subject to legislative and standardization limitations and special constraints applicable to the Suny Telecom business.

The import of mobile cellular phones to Israel is subject to obtaining a trade license from the Ministry of Communications, in accordance with the Wireless Telegraph (New Version) Law, 5732 – 1972, and the regulations enacted thereunder. Furthermore, to import and sell mobile cellular phones in Israel the importer is required to have a type approval for each of the mobile cellular phone models that such importer seeks to import into Israel. Receipt of a type approval is subject to approval from the cellular network operator for the model the importer seeks to import or, in lieu of such cellular network operator’s approval, an international type approval recognized by the Ministry of Communications.

Furthermore, the import of mobile cellular phone chargers, which are included with the Samsung handheld devices, is subject to the Israel Standards Institute approval.

Risks Related to the Dynamic Cellular Business

—	Our Dynamic Cellular Business is dependent on Cellcom. The loss of Cellcom as a customer of the Dynamic Cellular business or a significant loss of business from Cellcom could have a material adverse effect on the results of operations of the Dynamic Cellular business.

Through our Dynamic Cellular business, we are engaged in the sale of mobile cellular phones of various manufacturers, as well as providing accessories and upgrade and maintenance services, in each case, to end customers of Cellcom, a major cellular network operator in Israel, through a chain of retail stores and booths in our ownership under the name “Dynamica”. Our Dynamic Cellular business markets mobile cellular phones only in the Cellcom network, and revenues from Cellcom and its end users constitute a significant share of the revenue of our Dynamic Cellular business. Revenues from Cellcom accounted for approximately 59% of the revenues in 2007, approximately 63% of the revenues in 2006 and approximately 58% of the revenues in 2005.

One of the critical factors in the success of the Dynamic Cellular business is the creation of a long term engagement with a cellular operator for the purpose of sale and upgrade of that operator’s mobile cellular phones, including providing the service of connecting purchasers at the time of the purchase to the operator’s cellular network. Our Dynamic Cellular business depends on the continued Cellcom business strategy to outsource certain aspects of its business to us. Currently, we estimate that Cellcom performs most of its mobile cellular phone sale and upgrading through its own chain of stores and that we are the leading licensed marketer to which Cellcom outsources these activities. In addition, Cellcom instituted a policy beginning in the first half of 2005 to aim to be a major supplier of mobile cellular phones to its licensed marketers, and as a result we are also dependent on Cellcom as a supplier of mobile cellular phones not manufactured by Samsung in sale and upgrade transactions to Cellcom customers. Our agreement with Cellcom is non-exclusive and was recently extended until December 2011. There is no assurance that Cellcom will continue to outsource its sale and upgrade activities to licensed marketers or that it will continue to outsource such activities to us. In addition, there is no assurance that Cellcom will be able to continue to provide us with an adequate supply of mobile cellular phones other than Samsung mobile cellular phones. The loss of our contractual relationship with Cellcom would materially adversely affect the results of operations of our Dynamic Cellular business.

—	Our Dynamic Cellular Business is dependent on our Suny Telecom Business.

A substantial portion of the mobile cellular phones that are sold by our Dynamic Cellular business are purchased from the Suny Telecom business. These phones accounted for 40% of the mobile cellular phones sold by the Dynamic Cellular business in 2007, 50% of the mobile cellular phones sold in 2006, and 55% of the mobile cellular phones sold by the Dynamic Cellular business in 2005. The termination or expiration of the distribution agreement between us and Samsung would also have a material adverse effect on the sales volume and results of operations of our Dynamic Cellular business.

—	Cellcom may not be able to adequately respond to rapid technological changes in the mobile cellular phone industry, which could cause us to lose customers.

The technology relating to mobile cellular phones changes rapidly resulting in product obsolescence or short product life cycles. Competitors in the mobile cellular phone market are required to anticipate future technological changes and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Our future revenues in the Dynamic Cellular Business will depend significantly on Cellcom’s ability to retain existing subscribers and to attract subscribers from the other cellular network operators. While Cellcom has historically kept its products, and we aim to keep our own products, competitive in terms of technological changes, there is no guarantee that Cellcom or we will continue to do so. If we are not able to do so, the revenues from the Dynamic Cellular business could suffer. If Cellcom is not able to do so, it may not be able to retain its subscribers and/or attract subscribers from other operators. This could materially affect our Dynamic Cellular business because it offers its products and services only to subscribers in the Cellcom network

—	We provide upgrade, warranty and repair services to end customers of Cellcom through a chain of retail stores that we own. If we fail to provide high quality upgrade, warranty and repair services to end customers, we would lose customers, which would adversely affect the revenues that we generate from the Dynamic Cellular business.

For the majority of the models of mobile cellular phones that we sell through our Cellular Dynamic business, we provide upgrade, warranty and repair services to end customers which are beyond the manufacturer’s warranty provided for the products. The service to the end customers is provided via 22 service stations throughout Israel, situated in the branches of the Cellular Dynamic chain. In addition, we also operate a central laboratory as a support hub for such service stations located in the chain’s stores.

Our major competitor in the Dynamic Cellular business is Cellcom, which we estimate performs most of the mobile cellular phone sale and upgrade transactions and warranty services in the Cellcom network through its own chain of stores. In addition, there are other licensed marketers of Cellcom who compete with us to sell and upgrade mobile cellular phones in the Cellcom network and provide warranty and repair services to Cellcom’s end customers. If we fail to provide high quality upgrade, warranty and repair services to Cellcom’s end customers, we would lose customers, which would adversely affect the revenues that we generate from the Dynamic Cellular business.

Risks Related to the Suny Telecom Business and to the Dynamic Cellular Business

—	Actual and alleged health risks relating to non-ionizing radiation generated from cellular telecommunications devices, including mobile cellular phones, could have a material adverse effect on the revenues and profitability of our Suny Telecom business and our Dynamic Cellular business.

A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, mobile cellular phones and other mobile telecommunication devices may raise various health concerns and may interfere with various electronic medical devices, including hearing aids and pacemakers. While, to the best of our knowledge, the mobile cellular phones that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these mobile cellular phones, and we do not perform independent inspections of the SAR levels of these mobile cellular phones. As the manufacturers’ approvals refer to a prototype mobile cellular phone, we have no information as to the actual level of SAR of the mobile cellular phones throughout the lifecycle of the mobile cellular phones, including in the case of mobile cellular phone repair.

Several lawsuits have been filed outside of Israel against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from mobile cellular phones and other mobile telecommunications devices. We may be subject to potential future litigation relating to these health concerns. Also, if health concerns over non-ionizing radiation increase, adverse findings in new studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for mobile cellular phones, consumers may be discouraged from using mobile cellular phones and regulators may impose additional restrictions on usage of these phones. As a result, we may lose revenues due to decreasing usage of the mobile cellular phones, and we may be subject to health-related claims for substantial sums. We have not obtained insurance for these potential claims. An adverse outcome to, or settlement of, any health-related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

—	Potential technological and other changes in the telecommunications industry in Israel could have a material adverse effect on our Suny Telecom business and on our Dynamic Cellular business.

There is substantial competition in all aspects of the cellular communications market in Israel, and we expect this to continue in the future due to the highly penetrated state of this market. Further, technologies such as satellite-based personal communications services, wireless broadband access services such as worldwide interoperability for microwave access (“WiMAX”), Wi-Fi and other technologies that have the capacity to handle cellular calls may enter this market and compete with traditional cellular providers, thus further intensifying competition in this market. In March 2008, a public commission appointed by the Israeli Ministry of Communications recommended to publish a WiMAX frequencies tender for mobile use. It also recommended, among other things, to accelerate the procedures necessary to allow the entry of mobile virtual network operators (“MVNO”) into the Israeli telecommunications market. Any of these developments in the market may require us to reduce prices and/or cause a reduction in the purchases made by our customers, either of which would adversely affect our results of operations.

—	The growth in our Suny Telecom business and in our Dynamic Cellular business is dependent on growth in the mobile cellular phone industry.

The demand for our products also depends in large part on the continued growth of the mobile cellular phone industry. Although Israel’s mobile telephone market has experienced substantial growth, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of cellular providers’subscriber base has been slower than in the past. A marked decline in growth of the mobile cellular phone industry and/or demand for wireless products in the areas in which we operate could have an adverse effect on our business. Our future revenues in the Suny Telecom business and the Dynamic Cellular business will depend significantly on our customers’ ability to retain existing subscribers and to attract new subscribers.

—	General economic conditions, a decline in consumer discretionary spending or other conditions may materially adversely impact our sales in a disproportionate fashion.

We sell products and services that consumers tend to view as conveniences rather than necessities. In addition, we enjoy a relative edge over other distributors and retailers in the sale of higher cost mobile cellular phones with state-of-the art features. As a result, our results of operations are more sensitive to changes in general economic conditions that impact consumer spending, including discretionary spending. Future economic conditions and other factors, including consumer confidence and the availability of consumer credit, could reduce consumer spending or change consumer purchasing habits. A general slowdown in the Israeli economy or in the global economy, or an uncertain economic outlook, could materially adversely affect consumer spending habits and our operating results.

—	Change in the duties that are imposed on the mobile phones, accessories and spare parts that we import could affect the profitability of our Suny Telecom business and on our Dynamic Cellular business.

Mobile cellular phones, accessories and some of the spare parts imported by us are subject to duties at different rates, affecting the prices of the products. Changes in the rates of these duties are likely to affect product prices as well as our profitability.

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

In addition, some of our directors and officers are currently obligated to perform reserve duty periodically. Also, all reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

In October 2006, the Company’s shares were de-listed from NASDAQ’s Global Market because the Company was determined by Nasdaq to be a public shell lacking any business operations, pursuant to Marketplace Rule 4300. As of the date of this Report, the Company’s shares are traded on the Tel Aviv Stock Exchange and are quoted on the OTC Bulletin Board (“OTCBB”) in the United States. We cannot guarantee there will be an active trading market for our ordinary shares in the United States. We also cannot provide our investors with any assurance that our ordinary shares will continue to be quoted on the OTC Bulletin Board or, if quoted, that there will be an active public market for our shares. Further, the OTCBB is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If our ordinary shares are not quoted on the OTCBB or if there is no public market for our ordinary shares, investors may not be able to resell the shares of our ordinary shares that they have purchased and may lose all of their investment, or they may be required to sell their shares on TASE, where liquidity of the shares also cannot be guaranteed.

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

The market price for our ordinary shares has been and may continue to be volatile and could be subject to wide fluctuations in response to numerous factors, such as:

—	market conditions or trends;

—	political, economic and other developments in the State of Israel and world-wide;

—	actual or anticipated variations in our operating results and/or assets;

—	material corporate transactions; and

—	entry into strategic partnerships or joint ventures by us.

In addition, the stock market in general, and the market for Israeli companies in particular, has been highly volatile in the past few years and especially during the last few weeks. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance and financial situation. Shareholders may not be able to sell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility, and we may not be able to raise capital through an offering of securities.

—	A single shareholder may be able to control us.

As of September 29, 2008, Suny was our largest shareholder, holding approximately 64.22% of our outstanding ordinary shares, and Tao Tsuot Ltd. (“Tao”) held approximately 24.71% of our shares.

As of September 29, 2008, Ben Dov Holdings Ltd., a company wholly-owned by Mr. Ilan Ben Dov, owned 68.59% of the shares of Suny, and Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov, beneficially owned 83.24% of the shares of Tao. Therefore, as of September 29, 2008, Mr. Ben Dov may be deemed to have beneficially owned all of the shares held directly by Suny and Tao.

As a result of the foregoing holdings, the corporate actions of the Company may be significantly influenced by Suny and by Mr. Ilan Ben Dov, the indirect controlling shareholder of Suny. In addition, Suny may have sufficient voting power, subject to special approvals required by Israeli law for transactions involving controlling shareholders, to:

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

CORPORATE HISTORY & DETAILS

Our legal and commercial name is Scailex Corporation Ltd. and our legal form is a company limited by shares. We were incorporated under the laws of the State of Israel on November 2, 1971, succeeding a predecessor corporation, Scientific Technology Ltd. that was founded on September 5, 1968. On December 29, 2005, we changed our name from “Scitex Corporation Ltd.” to “Scailex Corporation Ltd.” Our corporate headquarters and principal executive offices are located at 48 Ben Zion Street, Segula Industrial Area, Petach Tikva, 49277, Israel . Our telephone number in Israel is (972) 3 - 9057730. Our website address is www.scailex.com. Information contained on our website does not constitute a part of this Report.

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

Between February and October 2007, the Company, through its then 80.1% subsidiary, PCH, purchased approximately 15.76% of ORL’s share capital. On March 26, 2008, the Company completed the purchase of the 19.9% minority interest of Linura Holding AG (“Linura”) in PCH, and PCH became a wholly owned subsidiary of the Company.

On June 30, 2008, we sold 100% of the share capital of our then wholly owned subsidiary, PCH, to IPE, our then controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million). This transaction occurred concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE, described below, following which we no longer had any interest in ORL.

Concurrent with our sale of our interest in PCH to IPE, IPE sold all of its shares in Scailex to Suny Electronics Ltd. for an aggregate purchase of approximately $219.4 million. Immediately following such transaction, Suny Electronics Ltd. became our largest shareholder and currently holds approximately 64.22% of our outstanding share capital.

Most of our assets are in cash and cash equivalents, and we are looking for additional investment opportunities.

RECENT DEVELOPMENTS

On September 29, 2008, we purchased from Suny assets of the Suny Telecom and Dynamic businesses for the total sum of approximately NIS 255,809,000 (approximately $74.8 million), subject to certain adjustments. Suny Telecom is engaged in the business of importing mobile cellular phones and related parts and accessories into Israel and the marketing and distribution thereof, and Dynamic is engaged in the retail business of reselling mobile cellular phones and related parts and services on behalf of Cellcom Israel Ltd., a major Israeli cellular network operator. As a result of this transaction, we ceased to be a shell company.

Pursuant to the purchase agreement entered into between Scailex and Suny, Scailex acquired all assets and rights (tangible and intangible) of Suny Telecom and of Dynamic in the cellular end equipment and retail market segment (excluding the shares of Suny Electronics in the possession of Suny Telecom, cash, cash equivalents and other financial assets), and all the liabilities of Suny Telecom and Dynamic in such area, including liabilities arising from the agreements assigned to Scailex as part of the transferred assets or relating to these agreements, and excluding the debt of the subsidiaries to Bank Leumi le-Israeli B.M.; short term credit, short term loans (on call) and long term loans; valued added tax balances payable and provisions for Income Tax (including Employees’ Income Tax and National Insurance) for the period up to the execution date of this agreement.

MAJOR BUSINESS DEVELOPMENTS

Below are important events in our business over the last few years:

—	July 2006: our two major shareholders, Clal and Discount sold their entire holdings in the Company, representing approximately 49.4% of our outstanding share capital, to IPE.

—	August 2006: the Company entered into an agreement for the reorganization of Jemtex whereby the Company’s equity holdings in the Company were reduced from approximately 75% to approximately 15% (on a fully diluted basis). Following the reduction of the Company’s holdings in Jemtex, the Company ceased to consolidate the financial results of Jemtex in its financial statements and classified the operations of Jemtex as discontinued operations. See also “Item 10C. Material Contracts.”

—	November 2006: XMPie, a minority held company, was sold to Xerox Corporation for approximately $48 million, of which the Company received approximately $1.3 million (in May 2008, the Company received an additional amount of approximately $0.1 million; an additional approximately $0.1 million remains in escrow.).

—	December 2006: PCH was created, held 80.1% by Scailex and 19.9% by Linura Holding AG, a Swiss company indirectly held by one of the largest global natural resource companies. PCH was established for the purpose of acquiring shares of ORL, an oil refinery located in Haifa, Israel. See “Item 10C. Material Contracts”.

—	February 2007: we entered into a Memorandum of Understanding (the “MOU”) with Israel Corp. for the joint acquisition of ORL’s shares and control thereof. Pursuant to the MOU, we initially purchased through PCH, our then 80.1% subsidiary, 12.62% of the outstanding shares of ORL, and Israel Corp. acquired 40.98% of the outstanding shares. The MOU provided for, among other things, the joint acquisition of ORL shares by PCH and Israel Corp. and an option for PCH to acquire additional shares in ORL from Israel Corp. The ORL transaction required two approvals: (i) approval from the Commissioner of the Israeli Antitrust Authority for the acquisition of 25% or more of ORL’s share capital, and (ii) a control permit from the Minister of Finance and the Prime Minister.

In May 2007, because we were experiencing delays in receiving the control permit, we and Israel Corp. revoked the MOU and entered into a Deed of Undertaking pursuant to which the parties agreed, inter alia, to apply separately for the control permit, and in the event PCH would succeed in receiving mandatory regulatory approvals, including the control permit and any additional approvals required by the Antitrust Commission, by May 12, 2009, the Company, PCH and Israel Corp. would enter into a control agreement for the joint control of ORL (the “Control Agreement”). Following termination of the MOU until October 2007, PCH acquired, independent of Israel Corp., additional shares of ORL for $49.8 million, increasing PCH’s holdings in the outstanding share capital of ORL to approximately 15.76%.

For a complete description see "Item 4B. Business Overview" and "Item 10C. Material Contracts."

—	On March 26, 2008 we completed the purchase of Linura’s entire shareholding in PCH, and received the capital note that PCH had issued to Linura. The total consideration for the purchase was a total of $57.2 million. With the purchase of Linura’s share in PCH, PCH became our wholly owned subsidiary.

—	On June 30, 2008, we sold 100% of the share capital of our then wholly owned subsidiary, PCH, to IPE, our then controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $340.8 million). This transaction occurred concurrently with the purchase by Suny Electronics Ltd. from IPE of all of the Scailex shares held by IPE. Following which we no longer had any interest in ORL.

—	On September 29, 2008, we purchased from Suny assets of the Suny Telecom and Dynamic businesses for the total sum of approximately NIS 255,809,000 (approximately $74.8 million), subject to certain adjustments. See ” – Recent Developments”above.

As of the date of this Report, we held approximately 80% of our assets in cash and financial assets. Our current plan of operation is to continue to explore and consider strategic investments and business opportunities.

PRINCIPAL CAPITAL EXPENDITURE & DIVESTITURES

Since January 1, 2005, except for the cash distribution described below, most of our principal capital expenditures and divestitures have been for the acquisition or sale of interests in other companies, as follows:

—	In November 2005, we sold the business of Scailex Vision. This transaction is described under “Item 10C. Material Contracts” below.

—	In June 2005, we sold all of our 22.9% holdings in Objet Geometries Ltd. to several shareholders of Objet for $3.0 million in cash.

—	In July 2005, IDX Systems Corporation, or IDX, acquired the assets of RealTimeImage Ltd., or RTI, in which we held a 14.9% stake, for an estimated purchase price of $15.5 million. The book value of our investment in RTI was recorded at $1.2 million on our balance sheet as of December 31, 2005, and such investment is accounted for under the cost method. In February 2006, we received a dividend of approximately $2.6 million from RTI, and in August 2007 we received an additional $0.4 million.

—	Since January 1, 2004, we invested an aggregate of approximately $7.1 million in Jemtex in consideration for the issuance to us of convertible debentures and preferred shares of Jemtex. Until August 2006, we held an approximate 74.9% interest (85.4% assuming conversions of the debentures, but not giving effect to the pending financing described in the next sentence) in Jemtex. In 2006, we invested an additional $2 million in Jemtex in respect of a pending round of financing by Jemtex. In August 2006, we entered into a reorganization agreement with senior management of Jemtex, pursuant to which our holdings in Jemtex were reduced to 15%.

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

—	In February 2007, we entered into an MOU with Israel Corp. through our then 80.1% owned subsidiary, PCH, pursuant to which we jointly acquired shares of ORL in February and March 2007. As a result of the joint purchase, Israel Corp. and Scailex (through PCH) held 40.98% and 12.62%, respectively, of the outstanding shares of ORL. Total consideration paid by PCH for the purchase of the ORL shares was $192.9 million. In May 2007 we acquired, through PCH, independent of Israel Corp., additional shares of ORL for $12.9 million, which increased our holdings in ORL, through PCH, to approximately 13.4%. In July – October 2007, we made an additional purchase, through PCH, of approximately 47.4 million shares of ORL for $36.9 million, thereby increasing our holding to 15.76% of ORL’s outstanding share capital.

—	On March 26, 2008, we completed the purchase of the minority 19.9% interest of Linura in PCH, and received, by way of assignment, the capital note that PCH had issued to Linura, increasing our holdings in PCH to 100% of PCH’s outstanding shares. The total consideration for the purchase was $57.2 million.

—	On June 30, 2008, we sold all of the issued share capital of PCH to IPE, the then controlling shareholder of Scailex, for the total consideration of approximately NIS 1.14 billion (approximately $338 million). Following this transaction, we no longer had any vested interest in ORL.

—	On September 29, 2008, we purchased from Suny the assets of the Suny Telecom and Dynamic for the total sum of approximately NIS 255,809,000 (approximately $74.8 million), subject to certain adjustments.

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

On September 29, 2008, we purchased from Suny assets of the Suny Telecom and Dynamic businesses. For more information, see “Item 4.A. Information on the Company – History and Development of the Company – Recent Developments” above.

Following our purchase from Suny of assets in Suny Telecom and Dynamic, approximately 80% of our assets remain in cash and cash equivalents.

SUNY TELECOM BUSINESS

We acquired the Suny Telecom business ("Suny Telecom") on September 29, 2008 from Suny Electronics Ltd., a public company listed for trading on TASE.

Suny Telecom acts as the exclusive distributor in Israel for Samsung for the sale of Samsung’s mobile cellular phones, accessories, and spare parts, as well as for the provision of warranty and repair services for mobile cellular phones manufactured by Samsung. Suny Telecom’s principal customers are Pelephone, Partner, and Cellcom, Israel’s three major cellular network operators. Samsung is a leading global manufacturer of mobile cellular phones and other electronic devices.

The Suny Telecom business has been in operation since 1994, and has acted as Samsung’s exclusive distributor in Israel since 1997. The sales of the Suny Telecom business amounted to approximately US $106.6 million in 2007 (of which $6.1 million was to Dynamic). The Suny Telecom business had approximately 125 employees as of August 31, 2008 in Israel.

Information presented in this Report regarding the Suny Telecom business was compiled based on and it is qualified by, Suny’s public filings in Israel. Suny’s reports are made in Hebrew and posted on the web site of the Israeli Securities Authority at www.magna.gov.il.

Industry Background

Four cellular network operators are active in the mobile cellular phone market in Israel, three of which, whose market share we estimate at approximately 95%, are customers of Suny Telecom in this sector.

The mobile cellular phone sector in Israel is characterized by innovation, frequent changes in products and constant technological improvements, allowing end customers, when operating the mobile cellular phone, to benefit from a variety of state-of-the-art features, such as color, camera, music, links to computers, to the Internet and to TV broadcasts, high speed transmission of information and/or video files, among others. The market’s demand for innovation and advanced cellular phone features are among the factors that encourage end customers to periodically replace and upgrade their cellular phones.

The extent of usage of cellular phones in Israel, according to public sources, is characterized by a high rate of penetration compared with other countries around the world.

Strategy

Suny Telecom strives to increase the number of mobile cellular phones it sells and to increase its market share, inter alia, by enhancing the variety of mobile cellular phones offered by it to the Israeli market. In doing so, Suny Telecom’s goal is to continue being one of Israel’s leading players in the sale of mobile cellular phones to cellular network operators in Israel and to become the leader in this sector in upcoming years.

Suny Telecom relies on the technological edge, innovation and strength of the Samsung brand, as well as Samsung’s ability to manufacture a large number of cellular phone models using various technologies. Suny Telecom estimates that the transition to the use of advanced mobile cellular phones around the world is likely to assist it in improving its position in the market place.

In order to reinforce users’ loyalty to the Samsung brand in the cellular market, Suny Telecom intends to continue promoting the brand through a range of advertising media and sales promotions with the cellular network operators. Suny Telecom strives to increase its market share by offering high quality and technologically advanced mobile cellular phones and accessories, as well as through a stronger relationship with the ultimate consumers through the network cellular operators and through the Dynamic cellular business at the point of sale.

Products and Services

In addition to its principal activity of selling mobile cellular phones manufactured by Samsung to Israeli cellular network operators, Suny Telecom also sells accessories such as batteries, speakerphones, Bluetooth products, and rechargers, as well as spare parts for the mobile cellular phones it sells. Suny Telecom also offers to cellular network operators repair and other laboratory services for Samsung mobile cellular phones.

The mobile cellular phones sold by Suny Telecom to Partner and Cellcom, both local Israel cellular network operators, employ GSM technology , while the mobile cellular phones sold by Suny Telecom to Pelephone, another major Israeli cellular network operator, employ CDMA technology. Pelephone has announced that it plans on converting from CDMA technology to GSM technology in the beginning of 2009.

Samsung typically launches new phone models using the various technologies on an annual basis, primarily due to accelerated technological development in the sector and market demand for advanced technologies. The new cellular phone models are characterized by increasingly sophisticated functions, such as camera functions, Internet connectivity, and MP3, using advanced technologies optimizing usage and rendering it more efficient and rapid, together with innovative designs.

The introduction of new models by Suny Telecom to the Israeli market requires adequate engineering and marketing preparation from Suny Telecom, primarily enabling Hebrew on the mobile cellular phones, so as to ensure that the phone models sold by it are compatible with the technological and marketing demands of the cellular network operators and the end customers.

Furthermore, Suny Telecom assists Samsung with the development of applications relating to the use of the Hebrew language and correct operations in user manuals. Suny Telecom provides level C and D services, which are complex repair services relating to the electronic components of the mobile cellular phones, as well as technical support and repair services to the cellular network operators for mobile cellular phones manufactured by Samsung, which are sold by it; such services are provided at Suny’s central laboratory located in Petach Tikva, Israel.

Distribution, Sales and Marketing

Suny Telecom’s marketing and distribution activity in the cellular network operators’ area is carried out via the Suny Telecom’s internal marketing department, which employed 22 employees as of December 31, 2007. The marketing department is responsible for contact with the cellular network operators in order to promote the Samsung brand and launching advertising campaigns through a range of advertising media in collaboration with the cellular network operators in order to promote sales of Samsung mobile cellular phones.

Seasonality

Suny Telecom’s revenues and the results of its operations are not subject to seasonal influences; however, fluctuations in Suny Telecom’s revenues are possible between the various quarters, resulting primarily from the timing of launching new mobile cellular phones as well as the cellular network operators’ activity.

Customers

Suny Telecom’s major customers are three Israeli cellular network operators: Pelephone, Partner and Cellcom. Below is a breakdown of Suny Telecom’s revenues from its major customers among the cellular network operators (in NIS millions) for the last three years:

	2007		2006		2005
Customer	Percentage of Suny Telecom's revenues	Amount of revenues (in NIS millions)	Percentage of Suny Telecom's revenues	Amount of revenues (in NIS millions)	Percentage of Suny Telecom's revenues	Amount of revenues (in NIS millions)

Pelephone	55%	211	59%	258	43%	250
Partner	27%	103	24%	103	30%	172
Cellcom*	18%	68	17%	74	27%	160
Total	100%	382	100%	435	100%	582

        * Not including sales to Dynamic and to external marketers.

Selling prices to the cellular network operators, as well as the purchase prices of the phones from Samsung, are quoted in USD.

Suny Telecom is dependent on the cellular network operators and the termination of the contractual relationship with one or more of such networks could have a material adverse effect on Suny Telecom’s sales volume and results of operations.

Competition

The cellular market is intensely competitive, most notably between importers of cellular phones who sell their products to cellular operators.

Suny Telecom sells Samsung cellular phones to Cellcom and Partner, which use GSM technology, and Pelephone, which uses CDMA technology.

Suny Telecom’s major competitor is Eurocom Cellular Communication Ltd., marketer of Nokia, which sells most of the Nokia mobile cellular phones with GSM technology to Cellcom and Partner and was Israel’s leading company in the sale of mobile cellular phones in 2007. In addition, there are other competitors that sell products of other manufacturers, such as Motorola, Sony-Ericsson, LG and other smaller manufacturers. Some of these competitors sell mobile cellular phones using both GSM and CDMA technologies, while others sell mobile cellular phones compatible with only one of those technologies.

When selling accessories and spare parts, Suny Telecom encounters intense competition from various importers (including small importers who do not import mobile cellular phones, but only accessories and spare parts) that import substitute and/or non-original accessories and parts, which leads to constant pressure on the prices of accessories and parts sold by Suny Telecom in these categories. While Suny Telecom is the exclusive distributor for Samsung spare parts and accessories, Suny Telecom’s main competitors for “non-brand” accessories and spare parts are Motorola with respect Bluetooth devices, and Nokia and Sony-Ericsson for other accessories and spare parts.

Suny Telecom’s estimate, which is not based on official data, is that the market share of Samsung in the sale of mobile cellular phones in Israel in 2007 was approximately 26%, significantly higher than the worldwide market share of Samsung in the cellular area (approximately 16% according to ABI Research, an independent U.S. company engaged in technological market analysis).

Suny Telecom estimates that one of the positive factors affecting or likely to affect its competitive status is its marketing of mobile cellular phones manufactured by Samsung, which in 2007 became the no. 2 manufacturer of mobile cellular phones in the world. Samsung’s mobile cellular phones are viewed as innovative and reliable, with a high standard of design, and at an advanced technological level.

As part of its efforts to prove itself as a leading competitor, Suny Telecom invests marketing and advertising efforts in the promotion and maintenance of the brand and works to maintain a high professional level of engineering and development in making the mobile cellular phones that it markets compatible with Israeli technological and marketing demands, and provides quality repair and maintenance services to its customers. The Suny Telecom business has an extensive and an experienced organizational foundation with at least 10 years of experience in supporting all its interfaces vis-à-vis the cellular network operators and supporting those operators in the sales promotion of Samsung mobile cellular phones.

The negative factors affecting or likely to affect Suny Telecom’s competitive status include (i) possible delays in the launch and delay in delivery time of new mobile cellular phones and devices, (ii) a possibility that a variety of Samsung mobile cellular phones will not meet cellular network operators’ requirements in terms of required features and/or competitive prices, (iii) strengthening of non-brand cellular phone manufacturers offering products at lower prices, (iv) changes in the competition map of the relevant market, such as the entry of additional manufacturers, and (v) Pelephone’s scheduled transition at the beginning of 2009 to GSM in lieu of CDMA technology, which would increase the number of suppliers whose imported mobile cellular phones will be compatible with the operations of the new network.

Employees

Below is a breakdown of the list of Suny Telecom’s employees as of August 31, 2008:

As of August 31, 2008

Management and Headquarters	24
Marketing And Sales	20
Engineering and development	15
Laboratory	39
Logistics	27

Total employees	125

Supplier

Samsung is the only supplier providing mobile cellular phones to Suny Telecom, as well as spare parts and accessories. Suny Telecom is dependent on Samsung as a major supplier. Suny Telecom is party to two distribution agreements with Samsung, one granting us rights to market mobile cellular phones manufactured by Samsung using CDMA Technology (“CDMA Agreement”) and the other granting us rights to market mobile cellular phones manufactured by Samsung using GSM technology (“GSM Agreement”). The CDMA Agreement expires on December 31, 2009, and the GSM Agreement expires on August 12, 2009. Under both agreements, Suny Telecom must meet several targets each year, including targeted market share and purchase quotas of mobile cellular phones. For more information, see “Item 10. Material Contracts – Distribution Agreement for Cellular Phone Devices – CDMA” and “Item 10. Material Contracts – Distribution Agreement for Cellular Phone Devices – GSM.”

DYNAMIC CELLULAR

We acquired the Dynamic Cellular business (“Dynamic”) on September 29, 2008 from Suny Electronics Ltd. Dynamic is engaged in the sale of mobile cellular phones of various manufacturers, including Samsung, Nokia, Sony-Ericsson, Motorola, and others, as well as the provision of accessories and maintenance services, in each case, to end customers of Cellcom Israel Ltd., a major cellular network operator in Israel, through a chain of retail stores and booths in its ownership, under the name “Dynamica”. Dynamic has been in operation since 1994, and has acted as Cellcom’s Licensed Marketer in Israel since 1994. The sales of Dynamic amounted to approximately US $35.9 million in 2007. Dynamic had approximately 328 employees as of August 31, 2008 in Israel.

Information presented in this Report regarding Dynamic Cellular was compiled based on and it is qualified by, Suny’s public filings in Israel.

Industry

In general, the activities of cellular network operators in the sale of mobile cellular phones and in the provision of warranty and repair services to their end customers are carried out via a chain of stores and service centers owned by each cellular network operator, as well as through licensed external marketers (“Licensed Marketers”) acting as the cellular network operators’ representatives. It is estimated that the majority of sales of mobile cellular phones to end customers, both private and business, are carried out via store chains and distribution systems owned by the cellular network operators, while a small segment is carried out via the Licensed Marketers.

The Licensed Marketers act as franchisees of the cellular network operators for mobile cellular phone sales and upgrades, and, in addition, they act to execute contractual agreements for the provision of maintenance services for mobile cellular phones to end customers by the cellular network operators. The Licensed Marketers also act as the cellular network operators’ agents for the purpose of connecting the mobile cellular phones sold by them to the cellular network operator’s network. Some of the Licensed Marketers operate via a network of points of sale, similar to that of Dynamic, while others operate at single points of sale.

There are several entities in Israel that provide maintenance services to end customers, not through the cellular network operators, within the framework of a direct transaction between them and the end customers.

Dynamic acts as a Cellcom Licensed Marketer, by which it sells mobile cellular phones to end customers in the Cellcom network and provides upgrade services as well as warranty and repair services for mobile cellular phones to Cellcom’s end customers, as part of periodic service agreements entered into directly by and between Dynamic and the end customers.

Strategy

We have set a target to continue to be a leading Licensed Marketer for the Cellcom network, relying on Dynamic’s chain of stores.

We strive to continue focusing on increasing numbers of customers who receive repair and warranty services by means of improving service while focusing on quick response time, professionalism and profitability, adapting service packages to customers’ needs, and initiating approaches to potential markets.

We believe that the increased use of advanced mobile cellular phones, at prices and maintenance costs higher than those of mobile cellular phones of previous generations, has the potential to lead to an increase in the number of customers purchasing repair and warranty services from Dynamic.

Products and Services

Dynamic acts as Cellcom’s non-exclusive distributor and is engaged, inter alia, in the sale/upgrade of mobile cellular phones operating on Cellcom’s network. In addition, various products relating to the cellular area are sold at Dynamic’s stores, such as accessories, speakerphones, dialing cards, Bluetooth headsets, rechargers, and other products.

The sale/upgrade of a cellular phone to the end customer within the Cellcom network by Dynamic includes a number of principal types of transactions, as follows:

Sale/Upgrade of Mobile Cellular Phones:

In these transactions, a contractual relationship is formed between Cellcom and the end customer, pursuant to which the end customer is charged by Cellcom with the cost of the mobile cellular phone, connection time and other payments in accordance with the contract entered into between the end customer and Cellcom at the Dynamic point of sale. Dynamic, on behalf of Cellcom, signs end customers to such contracts.

In consideration of the performance of the sale/upgrade transaction of a cellular phone, Cellcom pays Dynamic the proceeds from sales of the cellular phone sold /upgraded as part of such transaction plus various charges/fees, the amounts of which are determined on the basis of agreed parameters, such as the type of mobile cellular phone, type of customer (private or business), and nature of the transaction (sale or upgrade). The sale/upgrade transaction with end customers occurs at Dynamic’s stores, which are connected in real time to Cellcom’s computer system, for the purpose of obtaining relevant information and updating the details of each transaction performed.

Sale of Mobile Cellular Phones Activated by means of Dialing Cards:

In these transactions, the end customer pays Dynamic the consideration for the cellular phone, and no contractual arrangement is entered into between the end customer and Cellcom. In order to effect a sale transaction of a cellular phone activated via dialing cards, Cellcom pays Dynamic various agreed upon fees.

The phones being sold or upgraded by Dynamic within the framework of the dialing cards originate from various manufacturers, including Samsung, Nokia, Motorola, Sony-Ericsson and others.

Sale of Warranty and Repair Services:

For the majority of the models of mobile cellular phones that it sells, Dynamic sells repair warranty services to end customers which are beyond the manufacturer’s warranty provided for the products. Payment for such service is effected by means of a periodic payment collected by Dynamic from the end customer via a standing order or credit card. The service to the end customers is provided via 22 service stations throughout Israel, situated in the branches of the Dynamic chain. The service stations are manned by teams of trained technicians. In addition, Dynamic also operates a central laboratory as a support hub for such service stations located in the chain’s stores.

Distribution, Sales and Marketing

As of the date of this Report, Dynamic operates 42 points of sale throughout Israel, and we estimate that Dynamic is the largest Licensed Marketer for the Cellcom network.

Dynamic’s marketing and distribution activity is carried out via its internal marketing department. The marketing department is responsible for nurturing the Dynamic brand, as well as creating collaborations with Cellcom and third parties.

For products and services purchased from Dynamic, the end customers pay before or at the time of receipt of the product or the service by means of cash and/or credit card and/or standing order, and Dynamic is therefore exposed to minimal credit risk due to the provision of credit to customers.

Seasonality

Dynamic’s revenues and the results of its operations are not subject to seasonal influences; however, fluctuations in Dynamic’s revenues are possible between the various quarters resulting primarily from the timing of launching new mobile cellular phones as well as the cellular network operators’ activity.

Customers

Dynamic’s end customers in this area are cellular phone users on the Cellcom network. In addition, the activity of service and warranty for mobile cellular phones comprises tens of thousands of customers for Dynamic, including users not on the Cellcom network.

In its capacity as a Cellcom Licensed Marketer, Dynamic issues invoices to Cellcom on a monthly basis, for the amounts owing to it in connection with the transactions effected by Dynamic.

Revenues from Cellcom represented approximately 59% of the revenues of Dynamic in 2007, as compared with approximately 63% and approximately 58% in 2006 and 2005, respectively.

Competition

Dynamic’s major competitor is Cellcom, which we estimate performs most of the cellular phone sale/upgrade transactions in the Cellcom network through its own chain of stores. Furthermore, there are other licensed marketers of Cellcom who compete with Dynamic to sell and upgrade mobile cellular phones in the Cellcom network and provide warranty and repair services to Cellcom’s end customers. However we estimate that Dynamic is Cellcom’s leading Licensed Marketer.

Property, Plant and Equipment

Dynamic operates through a chain of 42 points of sale, consisting of 22 stores and 20 stands. The majority of the stores operated by Dynamic are situated in central malls throughout Israel. All stores are leased to Dynamic for periods of several years, while some have an option to extend the lease term. In general, the size of the stores is between 40 and 60 square meters per store. As part of the stores, Dynamic operates 22 repair laboratories engaged in the provision of repair warranty services for mobile cellular phones sold by Dynamic.

The stands operated by Dynamic are situated in malls, their average size being approximately 12 square meters per stand.

Employees

Below is a breakdown of the number of Dynamic’s employees as at August 31, 2008:

As at August 31, 2008

Sales attendants in stores	246
Telemarketing & Customer service	39
Logistics	5
Management and Operations	38

Total	328

Suppliers

Suny Telecom and Cellcom are the major suppliers of Dynamic in terms of purchases of mobile cellular phones. The scope of purchases of mobile cellular phones from both companies in 2007 totaled approximately 85% of total phones purchased by Dynamic Cellular, as compared with approximately 90% and approximately 93% in 2006 and 2005, respectively.

Cellcom’s policy, which commenced in the first half of 2005, is to be a major supplier of mobile cellular phones to its Licensed Marketers. This has created a dependency by Dynamic on Cellcom as a supplier of mobile cellular phones which are not manufactured by Samsung, in connection with Dynamic’s sale and upgrade transactions.

Licensed Marketer Agreement with Cellcom

We are a party to an agreement with Cellcom, pursuant to which we are a Cellcom Licensed Marketer for referring customers to Cellcom in connection with communication services of mobile cellular phones (the “Marketing Agreement”). Pursuant to the Marketing Agreement, we must carry out marketing activities only in stores approved by Cellcom, and the manner of the marketing activities must be in accordance with procedures similar to those in practice at Cellcom’s stores, to the extent possible. The products that we offer for sale must comply with the terms of standards and type approval, as prescribed in the agreement, and must be compatible with the Cellcom network. The Marketing Agreement expires in April 2009.

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

REALTIMEIMAGE LTD.

RTI was formed in 1996. It was headquartered in San Bruno, California, with research and development operations in Or-Yehuda, Israel, and employed about 42 employees (it had no employees as of December 31, 2006) before IDX Information Corporation Systems acquired the company’s business in July of 2005. We held an approximately 14.9% interest in RTI until that time. After the sale we received a dividend of $3.14 million. Since RTI sold its healthcare business to IDX, it has not conducted any operations.

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

General. Scailex Vision Ltd. (formerly, Scitex Vision Ltd.), or Scailex Vision, is our majority owned subsidiary (approximately 77.1% interest on an issued and outstanding basis; – on a fully diluted basis, taking into account the contemplated distributions to employees of Scailex Vision and outstanding options, our ownership in Scailex Vision is approximately 71.8%.). It was a developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and indoor and outdoor advertising posters. It was also engaged in the design, development, manufacturing and marketing of advanced digital printing presses and specialized water-based inks for the packaging and textile markets based on its patented drop-on-demand inkjet technology. As of November 1, 2005, Scailex Vision employed approximately 570 employees (including employees of its sales, marketing and support subsidiaries and part-time and temporary employees).

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

Investment Company Act of 1940 . Regulation under the Investment Company Act governs almost every aspect of a registered investment company’s operations and can be very onerous for operating companies, especially those that conduct business through, or with, partially owned affiliates.  The Investment Company Act, among other things, limits an investment company’s capital structure, borrowing practices and transactions between an investment company and its affiliates, and prohibits the issuance of traditional options, warrants and incentive compensation arrangements, imposes requirements concerning the composition of an investment company’s board of directors and requires shareholder approval of certain policy changes.  Contracts made in violation of the Investment Company Act are void unless a court finds otherwise.  An investment company organized outside of the United States is not permitted to publicly offer or promote its securities in the United States.

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

Legislative and Standardization Limitations and Special Constraints Applicable to the Area of Cellular Import Activity. The import of mobile cellular phones to Israel is subject to obtaining a trade license from the Ministry of Communications, in accordance with the Wireless Telegraph (New Version) Law, 5732 – 1972, and the regulations enacted thereunder. Furthermore, in order to import and sell mobile cellular phones in Israel, the importer is required to have a type approval for each of the cellular phone models that such importer seeks to import into Israel. Receipt of a type approval is subject to approval from the cellular network operator for the model the importer seeks to import, or, in lieu of such cellular network operator’s approval, an international type approval recognized by the Ministry of Communications.

Furthermore, the import of cellular phone chargers, which are included with the Samsung handheld devices, is subject to the Israel Standards Institute approval.

Communications. Changes in regulatory requirements in Israel in the area of cellular communication and interfacing areas are likely to affect Dynamic’s results of operations.

As of December 2, 2007 the Ministry of Communications implemented a plan allowing all subscribers to retain their original phone number, including the dialing code, upon transition between the local cellular network operators and lines (the “Numbers Mobility Program”). Under the Numbers Mobility Program, the subscriber’s ability to distinguish between an intra-network call and a call with a network of another operator is retained, with a focus on simplicity, speed and efficiency of the mobility process, without payment on the part of the subscriber or the need for him/her to apply to the abandoned company. As a result of the cellular network operators’ advanced preparations and equipping prior to the Numbers Mobility Program, sales volumes of mobile cellular phones in Q4 2007 increased in comparison to preceding quarters

In April 2008, the Ministry of Communications shortened to 18 months the maximum commitment period of non-business customers to cellular network operators. The effect of this change could increase the mobility of consumers between cellular network operators.

C.	ORGANIZATIONAL STRUCTURE

Scailex is part of a group of which it is the parent company. The following table sets forth the name, jurisdiction and ownership and voting interest of our principal subsidiaries, as of the date hereof:

Name	Jurisdiction	Ownership and Voting Interest
Scailex Vision (Tel-Aviv) Ltd.	Israel	77.1%(1)(2)

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

D.	PROPERTY, PLANT AND EQUIPMENT

On September 29, 2008, following our purchase of the Suny Telecom and Dynamic business operations from Suny, we entered into a lease with Suny with respect to two buildings:

—	a building in Petach Tikva, Israel in which we lease 1,508 square meters of office space from Suny (the owner of the property is a third party – Amos & Daughters Investments and Properties Ltd.) – for approximately NIS 45,240 ($13.2 thousand) a month; and

—	a building in Petach Tikva, Israel comprising 2,475 square meters, which serves as the Dynamic building (containing storage areas, laboratories, offices, and employees’dining room) for approximately NIS 74,250 (approximately $21.7 thousands) a month. For a complete description of the Dynamic stores, see “Item 4B. Business Overview”.

The term of the lease is for 60 months from September 29, 2008; however, either of the parties may rescind the agreement for either or both buildings by giving 180-day prior notice.

In January 2007, we entered into a lease for 400 square meters of office space in Herzliya, Israel for approximately $9,000 a month, which included rent and monthly management fees. In September 2007 we moved into those offices after renovations thereof. On July 30, 2008, as a result of the sale of IPE to Suny on June 30, 2008, this lease was terminated.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions, all of which may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Accordingly, actual results may differ from these estimates or judgments under different assumptions or conditions. In this respect, we urge you to read the discussion under the caption “Critical Accounting Policies” below.

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

You should read the following discussion with the consolidated financial statements and other financial information included elsewhere in this Report.

OVERVIEW

Historically, we were an operating company until 2000, after which our operations were carried out by our then active subsidiaries, which focused on the industrial inkjet digital printing market. In recent years, we have sold substantially all of our operations and undergone substantial changes and developments, including:

—	the sale of the business of SDP to Kodak in January 2004;

—	the sale of the businesses of Scailex Vision to Hewlett Packard in November 2005; in which we ended our involvement in the wide format inkjet digital printing market;

—	the sale of our entire holdings in Objet in June 2005;

—	the sale of the operations of Real Time Image Ltd. and XMPie;

—	the reduction in our holdings of Jemtex to 15% in August 2006, after which we discontinued our operations in the industrial inkjet digital printing industry, as described above in "Item 4B. Business Overview" above;

—	the purchase, through our then 80.1% subsidiary, PCH, of approximately 13.4% of the share capital of ORL in February through May 2007, and the purchase of additional shares in ORL, bringing our holding to 15.76% of ORL’s outstanding share capital;

—	the purchase of Linura’s entire shareholding in PCH on March 26, 2008, for the inclusive consideration of $57.2 million. With the purchase of Linura’s share in PCH, PCH became a wholly owned subsidiary of the Company;

—	the sale of 100% of the issued and paid-up share capital of our former wholly owned subsidiary, PCH, to IPE, our previous controlling shareholder, on June 30, 2008, for the consideration of approximately NIS 1.14 billion (approximately $340.8 million), following which we no longer had any interest in ORL; and

—	the purchase from Suny of assets in the Suny Telecom and Dynamic businesses for the consideration of approximately NIS 225,809,000 (approximately $74.8 million).

As of the date of this Report, we hold approximately 80% of our assets in financial investments.

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

Net income from continued operations in 2006 derived mainly from financial income reduced by general and administrative expenses relating to consultant and headquarters expenses. The reduction in net income as compared to net income in 2005 occurred mainly as a result of Scailex Vision’s sale to HP in 2005 which generated net income from discontinued operations. The net income from continued operations increased due to the growth of the cash balance of the Company and the increase of the monetary interest rate in the United States, where substantially all our cash was held.

In 2007, our net income decreased to approximately $15.3 million as a result of: (1) a decrease of $10.6 million in net financial income as a result of the decrease in cash and securities due to the investment in ORL, which reduced our interest income; (2) an increase in financial expenses mainly due to exchange rate differences on a capital note issued to the minority shareholders in a subsidiary; and (3) a decrease in income from discontinued operations. The decrease in net income was partially offset by a dividend of $10.7 million received from ORL, and by the fact that we had no other expenses, including tax expenses, in 2007.

On June 30, 2008, we sold 100% of the share capital of our then wholly owned subsidiary, PCH, to IPE, our then controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $340.8 million). In 2007, because the majority of our assets were cash, available-for-sale financial assets (mainly comprising of our shares in ORL) and securities held-to-maturity, any increase in our equity was attributable to our holdings in ORL. Following the sale of PCH, as described above, we no longer had any interest in ORL. See also “Item 10C. Material Contracts.”

In the first half of 2008 we recorded net income of approximately $95.7 million which was derived from net financial income of approximately $1.2 million, other income of approximately $95.0 million and income from discontinued operations of approximately $2.1 million. This income was set off mainly by general and administrative expenses of approximately $2.5 million and tax expenses of approximately $0.3 million.

In the first half of 2007, we recorded net income of approximately $4.9 million which was derived from net financial income of $5.7 million and income from discontinued operations of $0.4 million. This income was set off mainly by general and administrative expenses of $1.3 million.

On September 29, 2008, we purchased from Suny assets of the Suny Telecom and Dynamic businesses for the total sum of approximately NIS 255,809,000 (approximately $74.8 million), subject to certain adjustments. Suny Telecom is engaged in the business of importing mobile cellular phones into Israel, and Dynamic is engaged in the business of reselling mobile cellular phones and related parts and services on behalf of Cellcom Israel Ltd., a major Israeli cellular network operator.

Since we are exploring strategic alternatives, including engaging in new areas of operations, the data presented below are not indicative of our future operating results or financial position.

A.	OPERATING RESULTS

EXPLANATORY NOTES

—	Discontinued Operations (Jemtex): In August 2006, we decreased our holdings in Jemtex from approximately 75% to approximately 15% (on a fully diluted basis). As a result of the sale, the results of operations of Jemtex are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Jemtex. Similarly, assets and liabilities relating to Jemtex are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b to our 2007 annual consolidated financial statements.

—	Discontinued Operations (Scailex Vision): In November 2005, we completed the sale of substantially all of the assets and business of Scailex Vision to HP. As a result of the sale, the results of operations of Scailex Vision are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to Scailex Vision. Similarly, assets and liabilities relating to Scailex Vision are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(2) to our 2007 annual consolidated financial statements.

—	Discontinued Operations (SDP): In January 2004, we completed the sale of substantially all of the assets and business of SDP to Kodak. As a result of the sale, the results of operations of SDP are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses attributable to SDP. Similarly, assets and liabilities relating to SDP are presented on our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes. See Note 1b(1) to our 2007 annual consolidated financial statements.

—	Definition of Segments: Prior to the sale of SDP’s and Scailex Vision’s businesses, we reported in two segments: high speed digital printing (SDP) and wide format digital printing (Scailex Vision). In conjunction with the commencement of reporting the results of operations of SDP and Scailex Vision as discontinued operations, we modified the definition of our business segments and our results of operations were reported in two segments – Corporate (Scailex Corporation) and Industrial inkjet printing (Jemtex). After reducing our holdings in Jemtex to 15% in 2006, we present our holdings in Jemtex on a cost investment basis and we began to report our financial statement with one segment, the corporate segment. See Notes 1a and 1b to our 2007 annual consolidated financial statements.

Since our acquisition of the Suny Telecom and Dynamic businesses on September 29, 2008, we are reporting in three segments – Corporate, Wholesale (Suny Telecom), and Retail (Dynamic).

—	No Revenues. As described above, as a result of the sale of SDP’s and Scailex Vision’s businesses and the reduction of our interest in Jemtex, our consolidated financial statements for prior periods have been reclassified to reflect the discontinuation of such operations. As a result, no data regarding revenues or cost of revenues is presented below.

FINANCIAL HIGHLIGHTS FOR 2007 AND FOR THE SIX MONTHS ENDED JUNE 30, 2008

Some of the key aspects of our operating results in 2007 are as follows:

—	No revenues from continuing operations were recorded.

—	Net income from continuing operations was $13.8 million compared to net income from continuing operations of 11.4 million in 2006. The increase in income was principally due to the dividend of $10.7 million that we received from ORL, and which is presented as other income. There was a moderation in the increase of net income from continuing operations due to a decrease in income from interest resulting from the decrease in cash invested in daily deposits and a decrease in the balance of marketable securities due to the investment in the shares of ORL.

—	Net income (including from discontinued operations) was $15.3 million. The net income from discontinued operations aggregated $1.4 million and mainly consisted of: (1) approximately $1 million received from Jemtex; and (2) net profit of $0.4 million from the discontinued operations of Scailex Vision.

Some of the key aspects of our operating results in the first half of 2008 are as follows:

—	No revenues from continuing operations were recorded.

—	Net income from continuing operations was approximately $93.6 million compared to net income from continuing operations of $4.5 million in the first half of 2007. The net income for the first half year of 2008 was derived mainly from the capital gain from the sale of PCH of approximately $78.5 million, a dividend received from our shares in ORL of approximately $11.2 million, and a gain resulting from the purchase of notes held by minority interest in PCH of approximately $5.2 million.

—	Net income (including from discontinued operations) was approximately $95.7 million. The net income from discontinued operations aggregated approximately $2.1 million and mainly derived from the updating of the provision in respect to the amount held with a trustee after the sale of Scailex Vision resulting from the settlement agreement signed with HP in respect of claims filed by HP (see Item 8A. Legal Proceedings).

COMPARISON OF FINANCIAL RESULTS 2005, 2006, 2007, AND THE FIRST SIX MONTHS OF 2008

Costs and Expenses

As explained above, as a result of the reclassification of our financial results, we did not recognize any revenues in those years.

Operating Expenses

Operating expenses are comprised of general and administrative expenses and in the year 2007 they amounted to $3.6 million, which included primarily salaries and related costs for our executive and administrative staff, insurance, legal and accounting expenses, both in Israel and abroad, as well as investor relations expenses.

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

In the first half of 2008, the general and administrative expenses amounted to $2.5 million compared to $1.3 million in the first half of 2007. This increase was mostly due to payments for professional services in respect of examination of new investments and due to a one time expense of $0.5 million for the purchase of a run off insurance policy for the Company’s directors as a result of the transfer of the control of the Company.

Financial and Other Income and expenses

Net financial income consisted primarily of interest earned on bank overnight deposits and on marketable bonds (U.S. government and U.S. agency bonds) offset by financing expenses, such as bank charges and foreign exchange differences.

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

Net financial income increased from $4.3 million in 2005 to $13.2 million in 2006, due primarily to the significant increase in the Company’s cash balance arising from the sale of operations of Scailex Vision to Hewlett-Packard (See Note 1b(2) to our 2007 annual consolidated financial statements) and due to an increase in dollar interest rates.

Furthermore, the average overnight LIBOR rate which we received on our cash deposits was 5.1% in 2007 compared to 4.9% in 2006 and compared to 3.3% in 2005. This rate increased from 2.35% in the beginning of 2005 to 4.34% at the beginning of 2006 and to 5.34% at the beginning of 2007. The LIBOR rate decreased to 4.82% at the end of 2007.

Six Months Ended June 30, 2008 and 2007:

	Six months ended June 30,
	(approximate $ in millions)
	2008	2007

Interest income	1.3	4.9
Loss on marketable securities	-	(0.2)
Bank Charges and net foreign exchange gain / losses net	(0.1)	1.0
Total financial income, net	1.2	5.7

Total net financial income amounted to $1.2 million in the first half of 2008 compared to $5.7 million in the same period of 2007. The decrease resulted from the decline in interest received due to the decrease in cash and cash equivalents as a result of the purchase of shares of ORL during 2007 and the purchase of the minority share in PCH in the first quarter of 2008. In addition, the decrease in the average monetary interest rate from an average of 5.2% in the first half year of 2007 to an average of 3.0% in the first half year of 2008 caused further decrease in the interest income.

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

Other income of the Company in the first half of 2008 amounted to $95.0 million and was mostly due to a capital gain from the sale of PCH of approximately $78.5 million, income from a dividend the Company received from ORL of $11.2 million and a gain from purchasing notes held by minority interest in PCH of $5.2 million. The other income for the corresponding period in 2007 was $0.1 million.

Net income from continuing operations amounted to $13.8 million in 2007, compared to $11.4 million in 2006. The increase in net income was principally due to the dividend received from ORL in the amount $10.7 million that offset a decrease in net financial income.

Net income from continuing operations amounted to $93.6 million in the first half of 2008, compared to $4.5 million in the same period in 2007. This increase was mostly due to a capital gain from the sale of PCH, income from a dividend the Company received from ORL, and a gain from purchasing notes held by minority interest in PCH.

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

In the first half of 2008, net income from discontinued operations amounted to $2.1 million and mainly derived from the updating of the provision in respect to the amount held with a trustee after the sale of Scailex Vision resulting from the settlement agreement signed with HP in respect of claims filed by HP (see Item 8A. Legal Proceedings). The income from discontinued operations in the corresponding period in 2007 was $0.4 million and mainly consisted of a receipt of $1 million from Jemtex, which was offset mainly by an expense resulted from increasing reserves for claims in respect of the asset of Scailex Vision held in the trustee.

Taxes

Israeli companies are generally subject to income tax at the corporate rate of 27% for 2008 (compared to 29% for 2007, 31% for 2006 and 34% for 2005). Following an amendment to the Israeli Income Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Capital gains derived after January 1, 2003, are subject to capital gains tax at a rate of 25%. See “Item 5B – Corporate Tax Rate” below for additional information.

As of June 30, 2008, our aggregate losses for tax purposes were approximately $500 million.

As of the end of 2007, our aggregate losses (ordinary losses, capital losses, and losses from securitites) for tax purposes were $496.6 million compared to $439.5 million as of December 31, 2006. We did not create any deferred tax assets on these losses since we believe that it is not more likely than not that these deferred tax assets will be utilized. As of the end of 2005, our losses for tax purposes were $385.2 million. The increase in 2006 was mainly due to the losses for tax purposes that were incurred in 2006 as a result of the partial sale of our interest in Jemtex and the liquidation of our fully owned subsidiary, SDC.

A number of factors may impact future taxable income, including those discussed under “Risk Factors” in Item 3D, as well as any tax planning strategies.

The Company recorded no taxes on income in 2007. The Company’s tax expenses amounted to approximately $1.5 million in 2006, stemming mainly from the write-off of a tax asset of a foreign subsidiary that was not utilized until that company entered into a liquidation process in July 2006. This figure compares to the minimal tax benefit in 2005.

In the first half of 2008, the Company recorded a tax expense of $0.3 million due to a settlement with the Israeli tax authorities as to final assessments of subsidiaries up to the tax year 2007.

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

IMPACT OF INFLATION AND EXCHANGE RISKS

Because the Company’s main currency was the US dollar since it was established, inflation in Israel had limited influence on the Company. Since inflation in Israel has been relatively low during the last two years, and we do not anticipate high inflation in the near future (inflation in Israel through August 2008 was 4.4% and in 2007 it was 3.5%), we do not predict any positive or negative influence on the Company’s operation and asset value.

New Israeli Shekel. The Company’s operational currency until June 30, 2008 was the US Dollar (see note 4B to the interim financial statements included in this report as to the change in the operational currency).Due to the sale of PCH and the change in the Company’a controlling shareholders, the Company’s board of directors decided to hold the Company’s funds in NIS and in Israeli Banks. Due to this decision, the Company will report its assets and operational results from July 1, 2008 and thereafter in NIS. The tables below sets forth the annual and semi annual rates of devaluation (or revaluation) of the NIS against the U.S. dollar.

	Six Months Ended June 30,
	2008	2007

Revaluation (Devaluation)	8.7%	(0.5)%

	Year Ended December 31,
	2007	2006	2005	2004	2003

Revaluation (Devaluation)	9.0%	8.2%	(6.8)%	1.6%	7.6%

Untilthe end of June 2008, the income and expenses not denominated in, or linked to, dollars were translated to dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements. Accordingly, our Israeli operations experienced a decrease in dollar terms in 2003, 2004, 2006, 2007 and in the first half of 2008, and an increase in 2005, and in the first half of 2007. The representative dollar exchange rate for converting the shekel to dollars, as reported by the Bank of Israel, was NIS 3.846 on December 31, 2007 (NIS 4.225 on December 31, 2006) and NIS 3.352 on June 30, 2008 (NIS 4.249 on June 30, 2007).

Other currencies. Prior to the sale of SDP and Scailex Vision we had a significant amount of activity in non-dollar currencies. However, subsequent to the sale of SDP and Scailex Vision, the volume of activity in non-dollar currencies became nominal. Since November 2005, substantially all of the Company’s assets and operations has been in U.S. dollars. Since the sale of PCH, substantially all our assets have been denominated in NIS. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations included in this Item 5 and elsewhere in this Report are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements often requires us to make estimates, judgments and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reported period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by our management, there may be alternative estimates, judgments or assumptions which are also reasonable, and any estimate or assumption presented is rarely identical to the actual results. We believe that the estimates, assumptions and judgments described below have the greatest potential impact on our financial statements and consider these to be our critical accounting policies:

Deferred tax assets

The Company records deferred taxes due to carry-forward losses and deductions for tax purposes when there is a reasonable expectation of their realization against future taxable income. The deferred taxes are calculated according to the tax rates that are expected to apply at the time of their utilization. As of June 30, 2008, a full valuation allowance was provided against the deferred tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Reporting Standards adopted by Scailex

1.	In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

2.	In December 2007, the FASB issued FASB 141(R), “Business Combinations”, the objective of which is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

3.	In December 2007, the FASB issued FASB 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51", the objective of which is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. The Company does not believe that adoption of these standards will have any impact on its financial statements.

4.	In March 2008, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. The Company will be required to provide enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (“SFAS 133”), and its related interpretations, and (c) how derivative instruments and related hedged items affect the Company’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the requirements of SFAS 161 and has not yet determined the impact of adoption, if any, on its financial position, results of operations or cash flows.

5.	In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” We do not expect SFAS 162 to have a material impact on our consolidated financial position, results of operations and cash flows.

IMPACT OF GOVERNMENTAL POLICIES

In February 2007, we entered into a Memorandum of Understanding (the “MOU”) with Israel Corp. for the joint acquisition of ORL shares and control thereof. Pursuant to the MOU, we initially purchased through PCH, our then 80.1% subsidiary, 12.62% of the outstanding shares of ORL, and Israel Corp. acquired 40.98% of the outstanding shares. Israeli law requires that in order to exercise the rights associated with control of ORL or 24% or more of ORL’s share capital, including the right to receive dividends, the right to appoint directors and officials, and the right to exercise voting rights in the Annual General Meeting, a control permit from the Minister of Finance and the Prime Minister must be obtained, pursuant to the Israeli Government Companies Order (Declaration of the State’s Vital Interests in ORL) (2007). In addition, upon the acquisition of 25% or more of ORL’s share capital, Israeli law requires receipt of approval by the Commissioner of the Israeli Antitrust Authority. While we received the required approval of the Antitrust Commissioner, we experienced delays in receiving the control permit. As a result, in May 2007, we and Israel Corp. revoked the MOU and entered into an irrevocable Deed of Undertaking, pursuant to which the parties agreed to apply separately for the control permit, and in the event that PCH succeeded in receiving the control permit by May 15, 2009, the parties would enter into the Control Agreement for the joint control of ORL. After signing the Deed of Undertaking, PCH acquired additional ORL shares (independent of Israel Corp.), increasing its holdings to approximately 15.76% of the outstanding share capital of ORL.

Following the delays in receiving the control permit, we sold 100% of the share capital of our wholly owned subsidiary, PCH, to IPE, our controlling shareholder, for the total sum of approximately NIS 1.14 billion (approximately $338 million), whereby selling our interest in ORL. See “Item 3B. Risk Factors”, “Item 4B. Business Overview” and “Item 10C. Material Contracts.”

B.	LIQUIDITY &CAPITAL RESOURCES

OVERVIEW

On June 30, 2008, our net working capital from continuing operations was $359.5 million, compared to $422.4 million on December 31, 2007. The net working capital decreased primarily as a result of a payment of $57.2 million in respect of the purchase of the minority share in PCH.

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

Cash, cash equivalents, short-term investments as of June 30, 2008 for continued and discontinued operations were $19.3 million, compared to $428.5 million at December 31, 2007. The decrease was mainly due to our sale of our holdings in PCH for $340.8 million which we received from the buyer on July 1, 2008 and presented in the balance sheet as of June 30, 2008 as receivable from a related party. In addition, the sum of $57.2 million was used for the purchase of the minority share in PCH on March 26, 2008.

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

Cash Flows

Cash flow from operations.

We had positive cash flows from operations in the first half of 2008, which amounted to $19.3 million, mostly due to a dividend received from ORL in the amount of $11.2 million and cash provided by discontinued operations of $7.4 million. The cash flow from operations in the first half of 2007, which amounted to $8.7 million, was mostly due to a decrease in cash allocated to discontinued operations in the amount of $6.6 million and cash from interest received on the Company’s deposits and securities, which was offset by general and administrative expenses.

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

Cash flow from investment activities.

The cash used in investing activities in the first half of 2008 amounted to $64.3 million, which consisted mainly of $57.2 million used to purchase the minority share in PCH. The cash used in investing activities in the first half of 2007 amounted to $165.8 million consisted mainly an investment of $205.8 million in purchasing shares of ORL, which was partly financed by selling investments in marketable securities in the amount of $40.1 million.

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

Cash flow from financing activities.

The net cash used in financing activities in the first half of 2008 was $52.0 million, attributed to distribution of dividend to the Company’s shareholders of $44.9 million and distribution of dividend of $7.1 million to the minority shareholders of Scailex Vision. The net cash from financing activities in the first half of 2007 was $35.8 million, attributed mostly to loans received from the minority shareholders of PCH in the amount of $41.0 million, which were offset by dividend distributed by Scailex Vision to its minority shareholders in the amount of $5.6 million.

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

In sum, the net cash flow (cash and cash equivalents) used in the first half of 2008 was $96.9 million, as compared to $121.3 million in the corresponding period in 2007. The net cash flow (cash and cash equivalents) used in 2007 amounted to $129.9 million.

The cash, cash equivalents and marketable securities investment (short- and long-term) balance as of June 30, 2008 was $22.4 million, as compared to $437.4 as of December 31, 2007.

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

Capital Expenditures

Capital expenditures in fixed assets in the first half of 2008 were nominal, compared to capital expenditures in fixed assets which amounted to $0.2 million in the first half of 2007, which were invested in the new offices the Company leased in Herzliya.

Capital expenditures in fixed assets in 2007 amounted to $0.7 million which were invested in the new offices the Company leases in Herzliya, while our capital expenditures in fixed assets of continuing operations in 2005 and 2006 were nominal.

Credit Facilities

The Company has a large cash balance and has no outstanding bank liabilities. Through the end of 2007, the Company had a liability in its financial reports in respect of a capital note issued to the minority shareholders in PCH in the amount of $53.9 million. These capital notes were assigned to the Company in March 26, 2008 at the time the Company purchased the minority interest in PCH. (see “Item 10C. Material Contracts.”).

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

On June 30, 2008, we sold 100% of the share capital of PCH to IPE, for the total sum of approximately NIS 1.14 billion (approximately $340.8 million), following which we no longer had any interest in ORL.

On September 29, 2008, we purchased from Suny assets of the Suny Telecom and Dynamic businesses for the total sum of approximately NIS 255,809,000 (approximately $74.8 million), subject to certain adjustments.

EFFECTIVE CORPORATE TAX RATE

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 27% (compared to 29% for the 2007 tax year, 31% for the 2006 tax year and 34% for the 2005 tax year). Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003

See below under “Item 10E – Taxation” and in Note 8 to our 2007 annual consolidated financial statements for more information on our income taxes.

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

Our plan of operation is to explore and consider strategic investments and business opportunities. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof or terms on which it would occur. Since this may result in the engagement of new areas of operations, our financial data reported in this Report is not necessarily indicative of our future operating results or financial position.

There is substantial competition in all aspects of the cellular communications market in Israel, and we expect this to continue in the future due to the highly penetrated state of this market. Further, technologies such as satellite-based personal communications services, wireless broadband access services such as WiMAX, Wi-Fi and other technologies that have the capacity to handle cellular calls may enter this market and compete with traditional cellular providers, thus further intensifying competition in this market. In March 2008, a public commission appointed by the Ministry of Communications recommended to publish a WiMAX frequencies tender for mobile use. Any of these developments in the market may require us to reduce prices and/or cause a reduction in the purchases made by our customers, either of which would adversely affect our results of operations.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes therein, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes, as of June 30, 2008, our following contractual obligations to third parties for the periods indicated:

	Payments Due by Period (in $ millions)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	-		-

Operating leases (facilities and vehicles) [1]	0.4	0.1	0.2	0.1

Total contractual cash obligations	0.4	0.1	0.2	0.1

1 This amount relates to our lease in Herzliya. The rental fees decreased after we moved into our new offices in Petach Tikva in the beginning of August 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management, as of September 29, 2008:

Name	Age	Director Since	Position

Ilan Ben Dov (2)	51	2008	Chairman of the Board of Directors
Yahel Shachar	46	--	Chief Executive Officer
Shachar Rachim	37	--	Chief Financial Officer
Moshe Cohen	56	--	Internal Auditor
Yossi Arad (2)	45	2007	Director
Dror Barzilai (1)(2)(3)(4)	55	2006	Director
Iris Beck (1)(5)(6)	43	2008	Director
Yoav Biran (1)(3)(4)(5)(6)	69	2005	Director
Arie Ovadia (2)	60	2006	Director
Yehiel Finegold (3)	60	2008	Director
Shalom Singer (1)(2)(3)(5)(6)	62	2006	Director

The business address of each of our directors and senior management is c/o Scailex Corporation Ltd., 48 Ben Zion Galis Street, Segula Industrial Area, Petach Tikva, 49277, Israel.

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

Ilan Ben Dov serves as Chairman of the Board of Directors and as Joint Chief Executive Officer of Suny. Mr. Ben Dov also serves as Chairman of the Board of Directors of Tao Tsuot. In addition, Mr. Ben Dov currently serves as a director in Tapuz Anashim Ltd., as well as a director in subsidiaries of Suny, Ben Dov Holdings Ltd., Ben Dov Holdings and Management, Harmonia (Ben Dov) Ltd., Derech HaLotus Ltd., Refuat HaLotus Ltd., I. Ben Dov Investments Ltd., and Darban Investments.

Yahel Shachar joined Scailex in December 2001 and was appointed Chief Financial Officer and Corporate Secretary in February 2002. In 2006, he was appointed Chief Executive Officer of Scailex. Before he joined Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. from 1998 to 2001. From 1995 to 1998, he was an attorney with Goldfarb, Levy, Eran & Co., an Israeli law firm. Mr. Shachar serves as a director of Scailex Vision (Tel Aviv) Ltd., and Ham-let (Israel-Canada) Ltd. Mr. Shachar holds an LL.M. degree from Georgetown University (specializing in corporate, tax and securities law) in Washington, D.C., and an LL.B. degree from the Tel Aviv University, and is a member of the Israeli and New York bar associations.

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

Dror Barzilai has served as Chief Executive Officer of Nestle Ice Creams (Israel), a subsidiary of the Osem Group. In addition, Mr. Barzilai serves as an external director of Clal Credit Insurance Ltd. and as the Chairman of its audit committee, and as an external director and an audit committee member of Clal Gemel Ltd. and Carmit Candy Industries Ltd. Mr. Barzilai is a certified public accountant (Israel) and holds a bachelor degree in accounting and economics from Tel Aviv University, Israel. He also has graduated from the Advanced Management Program at Harvard Business School.

Iris Beck served as Vice President of Marketing and Content and as a Consultant for Special Affairs of Partner Communications Ltd. in the last five years. Prior to that, Ms. Beck worked at Lever Israel (local subsidiary of Unilever) from 1996 and held senior positions such as Marketing Director, Technical Director, and General Manager. Ms. Beck holds a bachelor’s degree in Economics from Haifa University, Israel and a master’s degree in Marketing and Business Administration from Bar Ilan University, Israel.

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

Yehiel Finegold has served as the Internal Auditor of Eden Springs Ltd. and as Deputy Chief Executive Officer and Chief Financial Officer of Suny during the last five years. Mr. Finegold is a director of Suny. Mr. Finegold holds a bachelor’s degree in Economics and in Business Administration from Bar-Ilan University, Israel.

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

Additional Information

Upon the sale of Clal’s and Discount’s entire holdings in Scailex (constituting 18,800,255 shares, representing approximately 49.4% of Scailex’s outstanding share capital) to IPE on July 18, 2006, the following directors resigned from the Board: Arie Mientkavich, Shimon Alon, Avraham Asheri, Raanan Cohen, Avi Fischer, Nachum Shamir, Shay Livnat and Ophira Rosolio-Aharonson. They were replaced immediately by the following seven new directors: Eran Schwartz, Irit Ben-Ami, Dr. Arie Ovadia, Modi Peled, Arie Silverberg, Shalom Singer and Arie Zief. Mr. Eran Schwartz, CEO of IPE, was appointed Chairman of our board of directors, replacing Mr. Arie Mientkavich, who served as the Chairman since June 2006, when he replaced Mr. Ami Erel, who held the position since 2003.

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

Upon the sale of IPE’s entire holdings in Scailex (constituting 19,112,255 shares, representing approximately 50.6% of Scailex’s outstanding share capital) to Suny Electronics Ltd. on June 30, 2008, the following directors resigned from the Board: Eran Schwartz, Irit Ben Ami, Mr. Arie Zief, Mr. Arye Silverberg, and Mordechai (Modi) Peled. Mr. Ilan Ben Dov, CEO of Suny, was appointed Chairman of our board of directors, replacing Mr. Eran Schwartz, who had served as the Chairman since July 2006, when he replaced Mr. Arie Mientkavich, who had held the position since June 2006.

Mr. Ilan Ben Dov, Ms. Iris Beck, and Mr. Yehiel Finegold were appointed to the Company’s board of directors on July 1, 2008. Their appointments were approved on July 1, 2008.

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

The following table sets forth with respect to all directors and senior management of Scailex, as a group, all cash and cash-equivalent forms of remuneration paid by Scailex during the fiscal year ended December 31, 2006 and 2007:

	Salaries, fees, directors' fees, compensation and bonuses	Other benefits*
	(U.S. Dollars in thousands)	(U.S. Dollars in thousands)

2007: All directors and senior management as a group
(consisting of 13 persons)	866	42

2006: All directors and senior management as a group
(consisting of 11 persons)**	904	33

*	These sums were set aside by us to provide pension, retirement and severance benefits to members of our senior management.
**	These sums include a one-time payment to the CEO and the CFO of the Company from two of our former major shareholders, after the control of the Company was transferred, in the amounts of $250 thousands and $25 thousands, respectively.

Total payments by the Company and its subsidiaries to the CEO for the fiscal year ended December 31, 2007 equaled: $258 thousands; to the CFO, $163 thousands; to the Chairman of the Board, $304 thousands; and to the Internal Auditor, $11 thousands.

In accordance with the approval of our shareholders in 2000, and a recent adoption by the board of directors of newly promulgated regulations, our external directors receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted for each external director under regulations issued pursuant to the Companies Law (NIS 95,100 per annum (approximately $27,800) per annum for directors fees and participation fees of NIS 3,660 (approximately $1,070 per board or committee meeting), although new regulations were approved in 2003, which would, in certain circumstances, permit us to pay higher fees. Directors’ fees and participation fees of a similar amount are paid to all our other directors, other than directors who are office holders of our principal shareholders, and other than Mr. Ovadia, who receives NIS 126,900 (approximately $37,100) per annum and NIS 4,760 (approximately $1,400) per board or committee meeting as an expert director. Except as aforesaid, we did not compensate any of our other directors in 2007.

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

Under an amendment to the Israeli Companies Law, our board of directors was required to determine, by April 19, 2006, the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our board determined that the board should include at least two directors who have “accounting and financial expertise.” We have determined that Messrs. Yossi Arad, Yehiel Finegold, Arie Ovadia, Shalom Singer and Dror Barzilai have the requisite “accounting and financial expertise.”

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

INDEPENDENT DIRECTORS

In October 2006, we were de-listed from Nasdaq because the Company was determined by the Nasdaq staff to be a public shell lacking any business operations. As of the date of this Report, the Company’s shares are quoted on the OTC Bulletin Board in the United States.

Of the eight (8) members of our board of directors, our board of directors has determined that, except for Ilan Ben Dov, Yossi Arad and Yehiel Finegold, all other directors qualify as “independent directors” within the meaning of the Nasdaq Marketplace Rules, including all the members of our audit committee.

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

Pursuant to Israeli Companies’ laws and regulations, our audit committee must consist of at least two (2) external directors within the meaning of such laws. Our audit committee comprises Mr. Singer, chairman of the audit committee, Messrs. Barzilai and Biran (our outside directors), all of whom are independent within the meaning of applicable Nasdaq and SEC rules, and Mr. Yehiel Finegold. In addition, we have adopted a charter for the audit committee.

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

Remuneration Committee. Our board of directors has also appointed a remuneration committee, which is currently comprised of Shalom Singer (chairman of the committee), Yoav Biran, and Iris Beck, , all of whom are independent within the meaning of Nasdaq Marketplace Rules. The role of the remuneration committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the remuneration committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

Financial Investments Committee. Our board of directors has also appointed a financial investments committee, which is currently comprised of Dr. Arie Ovadia (chairman of the committee), and Messrs. Dror Barzilai, Ilan Ben Dov, Yossi Arad, and Shalom Singer. The role of the financial investments committee is to review and manage our financial investments and cash management in accordance with the principles approved by the board of directors.

Nominating Committee. In March 2005, our board of directors established a nominating committee, which is currently comprised of Messrs. Shalom Singer (chairman of the committee), Yoav Biran and Ms. Iris Beck, all of whom are independent within the meaning of the Nasdaq Marketplace Rules. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board.

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

Our articles were amended in December 2000 to contain provisions in line with the aforesaid provisions and, having obtained the approvals required under the Companies Law and our articles, we have procured the permitted insurance for our office holders. In December 2003, the Company’s shareholders set the maximum annual premium for such insurance at $1.0 million. The Company has insurance coverage for $30 million that is in effect until June 30, 2009. The annual premium for such coverage is approximately $0.18 million. On May 29, 2008, an Extraordinary General Meeting of Scailex approved the procurement by the Company of a directors’ and officers’ liability run-off insurance policy for the directors and other officeholders in the Company and its subsidiaries in the event that both the sale of PCH to IPE and the sale of all of IPE’s shares in Scailex to Suny take place. Following approval of the resolution by the General Assembly, we purchased the run-off policy for a period of seven years as of the execution date of the Suny Agreement, which occurred on June 30, 2008, at the inclusive sum insured per event and for the period of US $30,000,000. The total premium paid by Scailex in respect of this policy for the entire said period was US $540,000.

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

D.	EMPLOYEES

The following table details certain data on the workforce of Scailex and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	As of June 30, 2008****		2007		2006*	2005*

Approximate numbers of employees by geographic location

United States	-		-	**	1	1

Israel	4	***	4	***	4	4

Total workforce	4		4		5	5

Approximate numbers of employees by category

General and administrative	4		4		5	5

Total workforce	4		4		5	5

* Excludes the employees of Scailex Vision and Jemtex for these years as a result of the sale of Scailex Vision’s business in November 2005 and the reduction of holdings in Jemtex in August 2006.

** The contract between Scailex and the employee in the United States terminated in June 2007.

*** The Company recruited a new employee to fill a part-time (60%) secretarial position commencing

**** On September 29, 2008, after acquiring the operational activities from Suny Telcom and Dynamic, the Company had approximately 458 employees in Israel (as per the workforce data of the purchased operations as of August 2008).

Following the acquisition of the Suny Telecom and Dynamic businesses, the number of our employees significantly increased. For more information regarding the employees of the Suny Telecom and Dynamic businesses, see “Item 4B. Business Overview – Suny Telecom Business” and “Item 4B. Business Overview – Dynamic Cellular Business” above.

We consider our relations with our employees to be positive and we have never experienced a strike or work stoppage.

Our employees are not generally represented by labor unions. Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and Israel’s Coordination Bureau of Economic Organizations (including the Manufacturers’ Association) are applicable to such employees by Israeli governmental order. These provisions principally concern cost-of-living wage increases, paid vacation and holidays, length of the workday, and other conditions of employment. However, we generally provide our employees with benefits and conditions beyond the required minimums, including payment to managers’ insurance policies and pension funds and contributions to funds to provide severance. Employee agreements are generally for an undetermined term and each party may terminate the relationship at will. As of the reporting date, the Company has no material dependency on any employee.

E.	SHARE OWNERSHIP

SECURITY OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

Apart for Ilan Ben Dov, who, as of September 29, 2008, held 33,435,599 shares, directly and indirectly, constituting 89.25% of the outstanding shares of the Company, none of our directors own any of our shares or hold any stock options for the purchase of our shares. Although several of our other directors are directors or officers of our major shareholders or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders.

None of our executive officers own any of our shares or hold any stock options for the purchase of our shares, except for our CEO, Mr. Yahel Shachar, and our CFO, Mr. Shachar Rachim, who were granted options. Mr. Shachar beneficially owns 40,000 shares, all of which are in the form of stock options which are exercisable within 60 days of the date of this Report. Mr. Rachim beneficially owns 16,000 shares, all of which are in the form of stock options, which are exercisable within 60 days of the date of this Report. The exercise price of all the stock options held by Mr. Shachar and Mr. Rachim is $3.70 (reduced to $2.52265 on May 22, 2008 due to a dividend distribution) per share and they expire in September 2014. All of these options were granted pursuant to our 2003 Stock Option Plan described below. See” Item 6A. Directors and Senior Management” above.

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

          * The data presented in this column are as of September 23, 2008.

The foregoing description is qualified in its entirety by reference to the Israel Key Employee Share Incentive Plan 1991, the 2001 Stock Option Plan (as amended, 2003), and to the 2003 Share Option Plan which are filed as exhibits in Item 19 of this Report, all of which are hereby incorporated by reference.

REPURCHASE PROGRAM

In May 1998, our board of directors approved a program for our repurchase of up to two million of our ordinary shares, to be held for the benefit of employees within the framework of our stock option plans. These ordinary shares are held by a trustee for reissuance to employees upon the exercise of existing stock options. Under the approved program, we may not purchase ordinary shares from our major shareholders. A balance of 448,975 ordinary shares is held by the trustee pursuant to the program, purchased with funds provided by us. On July 17, 2008, our board of directors approved a plan for our repurchase of up to one million of our ordinary shares. According to the resolution, our management is authorized to purchase, from time to time, on or off the TASE, shares in a total financial volume of up to NIS 25 million over a period of twelve months from the date of the resolution. From July to September 29, 2008, we repurchased 717,381 shares for in aggregate a consideration of approximately $5.7 million.

ITEM 7.	MAJOR SHAREHOLDERS & RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Unless otherwise stated, all data in this Item 7 is as of September 29, 2008, at which date there were 43,579,388 of our ordinary shares outstanding, including:

—	The 448,975 ordinary shares purchased by the trustee pursuant to the repurchase program described in Item 6E above; and

—	the 4,952,050 ordinary shares purchased by us in a self tender offer in 2004 which are deemed issued but considered treasury shares (or “dormant shares” as such term is defined under the Israeli Companies Law) that carry no rights, including voting rights and the right to receive dividends, while owned by us. These shares will be available for us to sell in the future without further shareholder action (except as required by applicable law).

—	the 717,381 ordinary shares repurchased by us from July to September 29, 2008 pursuant to the repurchase plan approved on July 17, 2008 and described in Item 6E above.

Percentages given in the table below are based upon 37,460,982 ordinary shares carrying voting rights outstanding as of September 29, 2008 (namely, the total number of outstanding ordinary shares of 43,579,388, less the 448,975 ordinary shares, 4,952,050 ordinary shares, and 717,381 ordinary shares, referred to above).

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

The following table sets forth the number of our ordinary shares owned by any person who is known to us to own beneficially more than 5% of our ordinary shares as of September 29, 2008:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Suny Electronics Ltd. (1)(3)	24,056,052	64.22%
Ilan Ben Dov (1)(2)(3)	33,435,599	89.25%
Tao Tsuot Ltd. (3)	9,262,485	24.71%

(1)	On June 30, 2008, Suny purchased IPE’s entire holding of Scailex’s ordinary shares, constituting approximately 50.06% of Scailex’s issued share capital for approximately $219.4 million.

(2)	As described in footnote (3) below, Mr. Ben Dov may be deemed to beneficially own all of the shares held directly by Tao Tsuot Ltd. and Suny Electronics Ltd. Accordingly, the number of shares listed as owned by Mr. Ben Dov includes the shares that are listed as owned by Tao and Suny.

(3)	Tao directly owns 9, 262, 485 ordinary shares of the Company, and Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov, beneficially owns 83.27% of the shares of Tao. Accordingly, Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao are the beneficial owners of the 9,262,485 ordinary shares of the Company that are directly held by Tao. Mr. Ben Dov and Harmony (Ben Dov) Ltd. are also the beneficial owners of 117,062 ordinary shares of the Issuer that are directly held by Harmony (Ben Dov) Ltd.

Suny directly owns 24,056,052 ordinary shares of the Company, and Ben Dov Holdings Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny. Accordingly, Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny are the beneficial owners of the 24,056,052 ordinary shares of the Issuer that are directly held by Suny.

Mr. Ben Dov may therefore be deemed to have the sole voting and dispositive power as to the aggregate 33,435,599 ordinary shares of the Issuer held of record by Tao, Harmony (Ben Dov) Ltd. and Suny.

Significant changes in percentage ownership by major shareholders during last three years

Based upon public filings with the SEC by Ilan Ben Dov, Ben Dov Holdings Ltd., a company wholly owned by Mr. Ben Dov, and Suny, in August 2004, Mr. Ben Dov, Ben Dov Holdings Ltd., and Suny became the beneficial owners of 2,043,997 ordinary shares which were held directly by Suny, representing 5.37% of our outstanding ordinary shares at the time. Since July 2004, Mr. Ben Dov, Ben Dov Holdings Ltd., and Suny and/or their affiliates, purchased, from time to time, additional ordinary shares, and Tao, in which Mr. Ben Dov directly and indirectly have an 83.27% interest, and Harmony (Ben Dov) Ltd., a company wholly owned by Mr. Ben Dov, also acquired ordinary shares. In addition, in June 2008, Suny purchased all 19,112,255 of IPE’s ordinary shares in Scailex (then representing 50.06% of our outstanding shares). Accordingly, based on public filings made in September 2008, Mr. Ben Dov may now be deemed to have the sole voting and dispositive power as to the aggregate of 33,435,599 ordinary shares of the Company, (representing 89.25% of our outstanding shares), due to his holdings in Suny, Tao and Harmony. See shareholder table above in this Item 7 describing the holdings of these entities and a description of the proposed sale of shares to Suny.

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

RECORD HOLDERS

Based on a review of the information provided to us primarily by our transfer agent, as of September 23, 2008, we had 280 shareholders of record, of whom 248 were registered with addresses in the United States, representing approximately 34.05% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.90% of our outstanding ordinary shares as of said date).

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

Purchase Agreement with Suny

On August 21, 2008, Scailex entered into an agreement (the “Purchase Agreement”) for the acquisition of cellular operations (“Cellular Activity”) in the cellular end equipment and retail market (the “Area of Cellular Activity”) of, a controlling shareholder in Scailex, which was conducted through subsidiaries of Suny Electronics: Suny Telecom (1994) Ltd. (“Suny Telecom”) and Din Dynamic Ltd. (“Dynamic”). Suny Electronics, Suny Telecom and Dynamic are together referred to as the “Suny Group”. The transaction closed on September 29, 2008.

Assets and Liabilities. Pursuant to the Purchase Agreement, the purchased Cellular Activity consisted of all assets and rights (tangible and intangible) of Suny Telecom and of Dynamic in the Area of Cellular Activity (excluding the shares of Suny Electronics in the possession of Suny Telecom, cash, cash equivalents and other financial assets), and of all liabilities of Suny Telecom and Dynamic in the Area of Cellular Activity, including liabilities arising from the agreements assigned to Scailex as part of the transferred assets or relating to these agreements, and excluding the debt of the subsidiaries to Bank Leumi le-Israeli B.M.; short term credit, short term loans (on call) and long term loans; valued added tax balances payable and provisions for Income Tax (including Employees’ Income Tax and National Insurance) for the period up to the Execution Date.

Employees. Together with the purchased Cellular Activity, the parties agreed to transfer the employees of Dynamic and Suny Telecom to Scailex (“Relocated Employees”). As of the closing date, the employer-employee relationship between the Relocated Employees and the Suny Group was terminated and the employer-employee relationship between such employees and Scailex commenced;

Consideration. In consideration of the acquisition of the Cellular Activity, Scailex paid Dynamic and Suny Telecom a total sum of NIS 255,809,000, which is composed of: (i) the Transferred Equity Capital (as defined in the Purchase Agreement), based on its value in Dynamic and Suny Telecom financial reports as at June 30, 2008, which will be adjusted within ninety (90) days of the day of Closing according to the financial data regarding the Transferred Equity Capital as of September 29, 2008, in the sum of NIS 90,144,000, which was transferred on the closing date; and (ii) the Cellular Activity value, which was NIS 165,665,000;

Non Compete. The Purchase Agreement includes a non competition provision, pursuant to which the Suny Group undertakes not to compete with Scailex, either directly or indirectly, in the Area of Cellular Activity for a period of four years from the closing date.

Collections on behalf of Scailex. Commencing from the closing date and for a period of 60 months thereafter, the Suny Group continues to collect on behalf of Scailex all payments made to Dynamic by customers in the Area of Activity in accordance with service and maintenance agreements that were executed with them prior to the closing date, including payments made by means of credit cards. In consideration of the said management and collection management services, Scailex pays to the Suny Group an amount representing 4% of all amounts collected as aforesaid by the Suny Group.

In addition, for a period of twelve months commencing from the closing date, the Suny Group agreed to continue importing mobile cellular phones (and related products) on behalf of Scailex. In consideration of such import services, Scailex pays to the Suny Group handling and management fees in a sum representing the cost of the products to the Suny Group plus 1%.

See “Item 10C. Material Contracts” for more information about the agreement.

Lease Agreement with Suny

Scailex is party to a lease agreement (the “Lease Agreement”), dated September 29, 2008, with Suny Electronics with respect to two buildings:

—	A building situated at 8 Rakevet Street, Petach Tikva, Israel: The property, owned by Suny Electronics, serves at present as the Dynamic building (housing, inter alia, storage areas, laboratories, offices and employees’ dining room). In consideration of the lease, Scailex will pay to Suny Electronics the sum of NIS 30 per square meter. Suny Electronics leases to Scailex the entire building, comprising 2,475 square meters, for an aggregate monthly payment of NIS 74,250. Scailex will further bear all payments relating to ongoing expenses and expenses relating to maintenance of the leasehold.

—	A building situated at 48 Ben Zion Galis, Petach Tikva, Israel: Scailex will such lease an area in the building from the principal lessee – Suny (the owner of the property is a third party – Amos & Daughters Investments and Properties Ltd.). The building serves at present as the Suny Telecom building (housing, inter alia, Suny Telecom offices – the engineering, support and product development departments, the marketing department and the department of cellular operators’ sales). Suny Electronics will sub-lease to Scailex an area covering approximately 1,508 square meters in the building, in consideration of NIS 30 per square meter per month, NIS 45,240 per month in total. Scailex will further bear all payments relating to ongoing expenses and expenses relating to maintenance of the leasehold, proportionate to the area sublet to it.

The term of the lease is for 60 months from September 29, 2008; however, either of the parties may rescind the agreement for either or both buildings by giving 180-day prior notice. The rents are linked to the Consumer Price Index and, where applicable, are subject to VAT.

Services Agreement with Suny Electronics for Consulting, Management and Other Services

Pursuant to the Services Agreement, dated September 29, 2008, Suny Electronics provides Scailex with various services, as an independent contractor, with respect to the activity purchased pursuant to the Purchase Agreement, including:

—	Consultation and management services rendered by officers of Suny Electronics, in connection with: (i) the Cellular Activity purchased under the Purchase Agreement, including in respect of contacts and negotiations with Samsung and with the cellular operators in Israel and in respect of contacts with the lessees of the properties in which the branches of the chain of stores and the laboratories are situated; (ii) overseas expansion of the Cellular Activity purchased in Israel; and (iii) identification and management of business opportunities in this area and in additional areas overseas.

—	Additional Services consisting of a security officer and services of wage computations.

The Service Agreement is for a term is for 60 months from September 29, 2008; however, either of the parties may give a notice of termination of the Services Agreement by 90-day prior written notice(services of wage computations require 60-day prior notice ).

In consideration of the services, Scailex is to pay to Suny Electronics the sum of NIS 220,000 per month plus VAT, plus an amount representing 2.5% of Scailex’s operating profit in the Area of Activity (as defined in the Purchase Agreement), as set out in the report of Scailex’s board of directors with respect to the calendar quarter to which the report refers. Where either of the parties to the agreements gives a notice of cancellation of the services of wage computations, the monthly Services Fees will be reduced by 30,000 shekels per month.

The Services Agreement includes standard provisions in respect of confidentiality, proprietary rights and payment of taxes.

Service Agreement with Suny for Provision of Services by Scailex to Suny

Pursuant to this Agreement, the Company provides to Suny, as an independent contractor, Chief Financial Officer (“CFO”) services via Scailex’s CFO (to the extent of 25% of the time of the CFO), as well as additional services (automation services, housekeeping and building maintenance, company secretary services and assistance services relating to consolidation of the financial statements, as well as accounting services and treasury management if these will be agreed upon in writing by the parties in the future), via individuals on behalf of Scailex. The agreement is for a term of 60 months from September 29, 2008; however, either of the parties may give notice to the other party of termination of the agreement by a 90-day prior written notice. In connection with the services, Suny Electronics will pay to Scailex a sum of NIS 35,000 per month plus VAT.

Globecom Management Agreement

On May 1, 2007, the Company entered into a management agreement with Globecom Investments Ltd., (“Globecom”), a private company under the control of Mr. Eran Schwartz, the former Chairman of the Board of Scailex. Under the agreement, Globecom, through Mr. Schwartz, provided management services to the Company. The term of the agreement was for 18 months, commencing on July 2006, when Mr. Schwartz became Chairman of the Company’s board of directors. The agreement was terminated as a result of the resignation of Mr. Schwartz on July 1, 2008. Such termination was in accordance with the termination provisions in the Globecom agreement.

The management agreement set forth that the scope of services provided were determined in accordance with actual needs of the Company. The monthly aggregate cost paid by the Company for such services under the agreement was approximately $26,000, which was linked to the Israeli consumer price index. Globecom was also entitled to the reimbursement of reasonable expenses.

The agreement set forth that Globecom and Schwartz were to have received indemnification rights and insurance coverage similar to the rights and coverage offered to other Company office holders. The agreement included non-competition provisions which applied for the term of the agreement and apply for an additional six months beyond termination.

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

LEGAL PROCEEDINGS

We are from time to time named as a defendant in certain routine litigation incidental to our business. We are currently not party to any legal proceedings which would reasonably be expected to have a material adverse effect on our financial position. For a discussion of other pending legal proceedings, see Note 6b to our consolidated financial statements included in this Report.

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

Except as otherwise disclosed in this Report, no significant change has occurred since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares have been listed and traded on TASE since 2001 under the symbol “SCIX”. Our shares were listed for trade on the Nasdaq Global Market from 1980 until October 2006. In October 2006, our ordinary shares were de-listed from Nasdaq as a result of a determination by the Nasdaq staff that we are a public shell lacking any business operations. As at the date of this Report, the Company’s shares are traded on TASE and are quoted on the OTC Bulletin Board (“OTCBB”) in the United States.

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

The following table sets forth, for the periods indicated, the high and low closing sales prices per ordinary share on Nasdaq, OTCBB and on TASE as reported in published financial sources:

Annual High and Low	NASDAQ /OTCBB		The Tel Aviv Stock Exchange
	High	Low	High		Low

2003	$5.16	$1.22	NIS	24.15	NIS	6.10
2004*	$6.21	$3.87	NIS	28.00	NIS	17.32
2005	$7.06	$5.10	NIS	30.85	NIS	22.32
2006	$7.95	$5.54	NIS	33.93	NIS	26.41
2007	$10.84	$7.55	NIS	41.84	NIS	32.35
Quarterly High and Low
2008
First Quarter	$10.61	$8.60	NIS	40.50	NIS	29.94
Second Quarter	$10.20	$8.00	NIS	35.70	NIS	26.45
Third Quarter	$8.90	$6.33	NIS	29.48	NIS	23.50
2007
First Quarter	$8.75	$7.55	NIS	38.29	NIS	32.35
Second Quarter	$9.45	$8.45	NIS	38.16	NIS	35.69
Third Quarter	$9.21	$7.95	NIS	38.94	NIS	33.78
Fourth Quarter	$10.84	$9.00	NIS	41.84	NIS	36.69
2006
First Quarter	$6.11	$5.54	NIS	28.88	NIS	26.41
Second Quarter	$7.11	$5.88	NIS	31.94	NIS	27.24
Third Quarter	$7.27	$6.21	NIS	32.75	NIS	28.81
Fourth Quarter	$7.95	$6.75	NIS	33.93	NIS	29.43
Most Recent Six Months
April 2008	$10.15	$9.25	NIS	35.70	NIS	33.41
May 2008 *	$10.20	$8.00	NIS	35.58	NIS	26.45
June 2008	$8.70	$8.02	NIS	29.99	NIS	26.90
July 2008	$8.90	$7.63	NIS	29.48	NIS	26.40
August 2008	$7.70	$6.76	NIS	28.00	NIS	25.46
September 2008	$7.60	$6.33	NIS	26.86	NIS	23.50

* On April 10, 2008, we announced a distribution of NIS 3.93 ($1.17735) per ordinary share and, effective May 5, 2008, the ordinary share price was adjusted (downwards) on the OTCBB, and TASE to reflect such dividend. The earlier share prices reflected in the table above were not adjusted to reflect this adjustment.

On September 29, 2008, the last reported sale price of our ordinary shares on the OTCBB was $7.17 per share.

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

As of December 31, 2007 our authorized share capital was 60,000,000 ordinary shares. As of December 31, 2007 and September 29, 2008, our issued and outstanding share capital was 43,579,388 ordinary shares, respectively. All of our issued ordinary shares are fully paid. Our ordinary shares have no par value.

As of December 31, 2007 and September 29, 2008, we hold, at cost, 5,401,025 ordinary shares and 6,118,406 ordinary shares as treasury shares, respectively.

We did not issue any shares during the last three years, other than 112,000 shares issued upon exercise of employee options.

For information relating to options exercisable for ordinary shares, see the description of our share incentive plans in Item 6.E “Share Ownership.”

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference as exhibits to this Report and to Israeli law.

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

C.	MATERIAL CONTRACTS

—	THE AGREEMENT FOR THE ACQUISITION OF CELLULAR ACTIVITY DATED AUGUST 21, 2008

On August 21, 2008, Scailex entered into an agreement (the “Purchase Agreement”) for the acquisition of cellular operations (“Cellular Activity”) in the cellular end equipment and retail market (the “Area of Cellular Activity”) of Suny Electronics Ltd. (“Suny Electronics”), a controlling shareholder in Scailex, which was conducted through subsidiaries of Suny Electronics: Suny Telecom (1994) Ltd. (“Suny Telecom”) and Din Dynamic Ltd. (“Dynamic”). Suny Electronics, Suny Telecom and Dynamic are together referred to as the “Suny Group”. The transaction closed on September 29, 2008.

Assets and Liabilities. Pursuant to the Purchase Agreement, the purchased Cellular Activity consisted of all assets and rights (tangible and intangible) of Suny Telecom and of Dynamic (the “Subsidiaries”) in the Area of Cellular Activity (excluding the shares of Suny Electronics in the possession of Suny Telecom, cash, cash equivalents and other financial assets), and of all liabilities of Suny Telecom and Dynamic in the Area of Cellular Activity, including liabilities arising from the agreements assigned to Scailex as part of the transferred assets or relating to these agreements, and excluding the debt of the subsidiaries to Bank Leumi le-Israeli B.M.; short term credit, short term loans (on call) and long term loans; valued added tax balances payable and provisions for Income Tax (including Employees’ Income Tax and National Insurance) for the period up to the Execution Date.

Suny Electronics’ activities in the field of the Internet and in the area of cellular content as well as real estate were not transferred pursuant to the Purchase Agreement.

Employees. Together with the purchased Cellular Activity, the parties agreed to transfer the employees of Dynamic and Suny Telecom to Scailex (“Relocated Employees”). As of the closing date, the employer-employee relationship between the Relocated Employees and the Suny Group was terminated and the employer-employee relationship between such employees and Scailex commenced;

Consideration. In consideration of the acquisition of the Cellular Activity, Scailex paid Dynamic and Suny Telecom a total sum of NIS 255,809,000, which is composed of: (i) the Transferred Equity Capital (as defined in the Purchase Agreement), based on its value in Dynamic and Suny Telecom financial reports as at June 30, 2008, which will be adjusted within ninety (90) days of the day of Closing according to the financial data regarding the Transferred Equity Capital as of September 29, 2008, in the sum of NIS 90,144,000, which was transferred on the closing date; and (ii) the Cellular Activity value, which was NIS 165,665,000;

Condition of Assets. Subject to the accuracy of the representations made by the Suny Group, Scailex accepted the tangible assets comprising the transferred assets and/or the transferred liabilities “as is” in their physical condition, including the quality, nature and age of the items of the transferred inventory and the transferred fixed assets.

Indemnification Obligations. As part of the indemnification mechanism prescribed in the Purchase Agreement, the Suny Group undertook to indemnify Scailex for each of the following occurrences: (i) should it transpire that any of the representations made by the Suny Group in the Purchase Agreement is either misleading or inaccurate; (ii) should a conclusive judgment be entered against Scailex in a third party claim on the ground of any act or omission on the part of the Suny Group prior to the closing date, even if the legal proceeding has not yet ended; and (iii) should the Suny Group violate its duty of confidentiality and/or duty of non-competition under the Agreement.

The indemnity undertaking is valid for 36 months from the closing date; however, where the ground for indemnification is in connection with ownership or proprietary rights specified in the representations of the Suny Group, the indemnity undertaking is unlimited in time. The indemnity undertaking will commence as of a cumulative amount of damages of NIS 500,000 up to a maximum indemnity amount of NIS 75 million.

The indemnification mechanism and the provisions relating thereto apply inversely, mutatis mutandis, also to Scailex, which will thus be compelled to indemnify the Suny Group in the event that any of the representations made by it in the Purchase Agreement is either misleading or inaccurate.

Non Compete. The Purchase Agreement includes a non competition provision, pursuant to which the Suny Group undertakes not to compete with Scailex, either directly or indirectly (including via its employees and/or officers therein and/or controlling shareholders therein), in the Area of Cellular Activity for a period of four years from the closing date.

Name Change. Pursuant to the Agreement, the Suny Group gave its consent to the change of Scailex’s name to a name that includes the word “Suny”.

Collections on behalf of Scailex. Commencing from the closing date and for a period of 60 months thereafter, the Suny Group continues to collect on behalf of Scailex all payments made to Dynamic by customers in the Area of Activity in accordance with service and maintenance agreements that were executed with them prior to the closing date, including payments made by means of credit cards. In consideration of the said management and collection management services, Scailex pays to the Suny Group an amount representing 4% of all amounts collected as aforesaid by the Suny Group.

        In addition, for a period of twelve months commencing from the closing date, the Suny Group agreed to continue importing mobile cellular phones (and related products) on behalf of Scailex in connection with the Activity. In consideration of such import services, Scailex pays to the Suny Group handling and management fees in a sum representing the cost of the products to the Suny Group plus 1%.

For a description of the Services Agreements with Suny see “Item 7B. Related Party Transactions.”

—	DISTRIBUTION AGREEMENT FOR CELLULAR PHONE DEVICES - CDMA DATED JULY 10, 1998

In July 1998, Suny Telecom entered into a distribution agreement with Samsung (the “CDMA Agreement”) pursuant to which Suny Telecom was granted rights to market mobile cellular phones manufactured by Samsung, using CDMA technology. In August 2008, the CDMA Agreement was extended for a period of two additional years, ending on December 31, 2009.

The CDMA Agreement, as amended in December 2003, provided that in each year of activity, Suny Telecom must meet several sales targets as prescribed in the Agreement, including market share and purchase quotas of cellular phones.

Suny Telecom’s commitment to comply with the terms of the CDMA Agreement is conditional on Samsung’s compliance with various terms prescribed in the CDMA Agreement, including supply of several new CDMA telephone models to be approved by a cellular operator in Israel, fulfilling relevant timelines and creating a variety of products with such price profiles as prescribed in the CDMA Agreement.

Samsung may terminate the CDMA Agreement each year should Suny Telecom fail to meet the targets prescribed in the CDMA Agreement, provided that Samsung has fulfilled its obligations under the CDMA Agreement (as described above).

The CDMA Agreement includes provisions regarding the parties’ participation in expenses relating to the advertising and sales promotion of cellular phones in Israel, the purchase of accessories by Suny Telecom from Samsung, and principles concerning technical support and post-sales service.

—	DISTRIBUTION AGREEMENT FOR CELLULAR PHONE DEVICES - GSM DATED FEBRUARY 27, 2008

In February 2001, Suny Telecom entered into a distribution agreement with Samsung (the “GSM Agreement”) pursuant to which Suny Telecom was granted rights to market mobile cellular phones manufactured by Samsung using GSM technology. In August 2008, the GSM Agreement was extended, effective from August 12, 2008, for a period of one additional year.

The GSM Agreement, as amended in September 2004, provided that in each year of activity, Suny Telecom must meet several sales targets as prescribed in the GSM Agreement, including targeted market shares and purchase quotas for purchase of cellular mobile phones.

Suny Telecom’s commitment to comply with the terms of the GSM Agreement is conditional on Samsung’s compliance with various terms prescribed in the GSM Agreement, including supply of several new GSM telephone models to be approved by cellular operators in Israel, fulfilling relevant timelines and creating a variety of products with such price profiles as prescribed in the GSM Agreement.

Samsung may terminate the agreement once a year should Suny Telecom fail to meet the targets prescribed in the GSM Agreement, provided Samsung has fulfilled its own obligations as provided in the GSM Agreement.

The GSM Agreement includes provisions regarding the parties’ participation in expenses relating to advertising and sales promotion of cellular phones in Israel, purchase of accessories by Suny Telecom from Samsung, and principles concerning technical support and after-sales service.

—	THE PCH SALE AGREEMENT DATED APRIL 10, 2008

On June 30, 2008, Scailex sold to IPE, its controlling shareholder, all of Scailex’s shares (“PCH Shares”) in Petroleum Capital Holdings Ltd. (“PCH”), such shares constituting 100% of PCH’s issued share capital. As a result of our sale of PCH, we no longer had any interest in ORL. This sale was made pursuant to an agreement (the “PCH Sale Agreement”), dated April 10, 2008, between Scailex and IPE.

The main principles of the PCH Sale Agreement are as follows:

On the consummation date of the PCH Sale Agreement, Scailex transferred PCH’s Shares to IPE. In addition to the purchase of all of PCH’s Shares, IPE purchased capital notes from Scailex at the inclusive par value of NIS 1,028,320,561 (approximately $304.7 million), which are unlinked and interest free, which were issued by PCH in respect of funds injected into PCH by its shareholders (the “Capital Notes”), subject to partial payment, as specified in paragraph 6, below. IPE also received, by way of transfer and assignment, all of the rights and obligations of Scailex and PCH pursuant to and by virtue of an irrevocable deed of undertaking dated May 10, 2007 from the Israel Corporation Ltd. (“Israel Corporation’s Deed of Undertaking” and “Israel Corporation”, respectively). Israel Corporation’s Deed of Undertaking regulates the relations between Scailex, PCH and the Israel Corporation as shareholders of Oil Refineries Ltd. (“ORL”), pursuant whereto, Israel Corporation undertook to engage with Scailex and PCH, under certain conditions, in an agreement for the joint control of ORL.

In consideration for the purchase of PCH’s Shares, the Capital Notes and the rights of Scailex and PCH pursuant to Israel Corporation’s Deed of Undertaking, in addition to the assignment and transfer to IPE of all of Scailex’s rights and obligations pursuant to the rental agreement under which Scailex is renting its offices in Herzliya Pituach (the “Rental Agreement” and the “Rented Premises” respectively) in the amount of approximately $0.86 million, IPE paid the sum of NIS 1,144,312,022 (approximately $338 million) to Scailex on the consummation date of the PCH Sale Agreement (the “Consideration”).

PCH’s Shares were sold to IPE as is, with the exception of certain representations, while each party undertook to indemnify the counter party in relation to inaccuracy or incompleteness of the representations given, an undertaking that shall expire on May 31, 2009. IPE further undertook to indemnify Scailex in respect of any damage or expense that might be caused to Scailex in relation to any matter pertaining to Israel Corporation’s Deed of Undertaking, and to the assignment thereof to IPE, this solely in respect of the period during which Scailex and PCH are jointly and severally liable pursuant to Israel Corporation’s Deed of Undertaking.

On the consummation date of the PCH Sale Agreement, the sole assets of PCH were shares of ORL, PCH’s rights by virtue of Israel Corporation’s Deed of Undertaking, and cash and cash equivalents at the sum equivalent to the sum of the Last Dividend and the profits thereof, and the sole liabilities of PCH were pursuant to the Capital Notes and Israel Corporation’s Deed of Undertaking.

The foregoing description of the PCH sale agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(10) in Item 19 in our Annual Report on Form 20-F for year ended December 31, 2007, as filed on June 30, 2008.

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

This agreement was terminated due to our purchase of Linura’s interest in PCH. The shareholders agreement governed the formation and operation of PCH as well as PCH’s participation in the privatization of ORL by way of the State of Israel’s initial public offering of the shares of ORL.

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

—	THE SHARE PURCHASE AGREEMENT BETWEEN SCAILEX AND LINURA, DATED MARCH 26, 2008

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

The foregoing description of the share purchase agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(9) in Item 19 of our Annual Report on Form 20-F filed on June 30, 2008.

—	MEMORANDUM OF UNDERSTANDING DATED FEBRUARY 18, 2007 (INCLUDING ADDENDUM THERETO DATED FEBRUARY 19, 2007) AND DEED OF UNDERTAKING DATED MAY 10 2007, AMONG THE COMPANY, PCH AND THE ISRAEL CORP.

Memorandum of Understanding

The Memorandum of Understanding described below was revoked on May 10, 2007.

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

The sale and transfer of PCH’s shares of ORL to a third party or sale of the control of PCH or Scailex to a third party would have been subject to Israel Corp.‘s right of first refusal to purchase all shares of ORL or the relevant PCH securities in accordance with the provisions of the Control Agreement.

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

The Contemplated Definitive Agreement for Joint Control of ORL by Israel Corp. and Scailex Group (the “Control Agreement”)

Set forth below are the main points of the contemplated, definitive Control Agreement that was attached to the Deed of Undertaking and was to have been signed by Israel Corp. and by the Scailex Group upon receipt by the Scailex Group of all regulatory approvals required under applicable law, including a control permit to hold the shares of ORL and any additional approvals that may be required by the Antitrust Commissioner. The contemplated Control Agreement would have related only to approximately 50.25% of the issued and paid-up share capital of ORL and includes all bonus shares that would be distributed (if any) in respect of said shares and all shares to be purchased following an offering of said shares and which are and will be held by Israel Corp. and PCH. (the “Control Core Shares”). As indicated above, the Deed of Undertaking was terminated, and the Control Agreement was not signed.

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

—	ESCROW SETTLEMENT AGREEMENT, DATED MAY 5, 2008, BETWEEN SCAILEX CORPORATION LTD. AND HEWLETT-PACKARD COMPANY

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

The foregoing description of the escrow settlement agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4(a)(11) in Item 19 to our Annual Report of year ended December 31, 2007.

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

In July 2006, SDP was liquidated.

The foregoing description of the asset purchase agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement incorporated herein by reference as Exhibit 4(a)(2) in Item 19 to our Annual Report of year ended December 31, 2007.

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

As a result of the sale of Scailex Vision’s business in November 2005, we believe we became a PFIC in 2006, and we believe that we were a PFIC in 2007, and we believe we are a PFIC in 2008 as well. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the rules described below, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a qualified electing fund (a “QEF”) election.

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

GENERAL CORPORATE TAX STRUCTURE

The corporate tax rate applicable in 2007 was 29%. This rate was reduced to 27% in 2008 and has been scheduled to be reduced to 26% in 2009 and 25% in 2010 and beyond (those rates are effectively reduced for income derived from an “Approved Enterprise” or “Privileged Enterprise” under the Law for Encouragement of Capital Investments – 1959).

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments) – 1985 (“Inflationary Adjustments Law”) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

—	A special tax adjustment for the preservation of equity, based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders’ equity (as defined in the Inflationary Adjustment Law), exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a CPI-linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

—	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

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

F.	DIVIDENDS AND PAYING AGENTS.

For information regarding dividend restrictions, see Item 10.B “Memorandum and Articles of Association – Dividend and Liquidation Rights.”

G.	STATEMENT BY EXPERTS.

Brightman, Almagor, Zohar & Co., Certified Public Accountants, a Member Firm of Deloitte, Touche, and Tohmatsu, located at One Azrieli Center, Round Building, Tel Aviv, 67021, Israel, have audited our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2007, as set forth in their report which is incorporated by reference into this Report.

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

Since approximately 80% of the Company’s assets are cash and cash equivalents invested mostly in short-term deposits in Israeli banks and short-term notes of the State of Israel, the major market risk for the Company is a reduction in interest rates in Israel and a depreciation in the Israeli shekel in the event we were to need foreign currency to acquire a business.

We do not actively hedge interest rate exposure or share prices or engage in other transactions intended to manage risks relating to interest rate and share price fluctuations. The interest income on our cash equivalents and short-term investments is sensitive to changes in the general level of market interest rates.

PRESENTATION OF EXCHANGE RATE AND INTEREST RATE RISK

Because the Company’s operational currency is the US dollar, the table below details the balance sheet exposure to other currencies, primarily NIS, as of the periods indicated below (at fair value). Explanatory notes are provided below the table.

	U.S. Dollar (in millions)	Other Currencies (in millions)

as of June 30, 2008	18.9	333.6
as of June 30, 2007	99	(8.9)
as of December 31, 2007	(68.0)	0.3
as of December 31, 2006	(17.3)	2.0

—	The amounts shown in the table represent monetary assets less liabilities (net liabilities are represented in parentheses).

See “Item 5. Operating And Financial Review And Prospects – Impact of Inflation and Exchange Rates”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS IN THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FORAUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited financial statements for the year ended December 31, 2007, and the related audit report of our independent accountant, are incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on June 30, 2008.

Scailex is filing as part of this Report the following:

Scailex Corporation Ltd. Financial Statements (Unaudited) as of June 30, 2008
        Consolidated Balance Sheets as of June 30, 2008 and as of December 31, 2007
        Consolidated Statements of Operations for the six-month periods ended June 30, 2008 and 2007
        Condensed Consolidated Statements of Shareholders’ Equity for the six-month periods ended June 30, 2008 and 2007
        Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2008 and 2007
        Notes to Consolidated Financial Statements as of June 30, 2008

Suny Telecom (1994) Ltd. Condensed Financial Statements (Unaudited) for the Six-Month Period ended June 30, 2008
        Balance Sheet as of June 30, 2008 and as of December 31, 2007
        Statement of Operations for the three and six-month periods ended June 30, 2008 and for the year ended December 31, 2007
        Statement of Changes in Shareholders’ Equity for the three and six-month periods ended June 30, 2008 and for the year ended December 31, 2007
        Statement of Cash Flows for the three and six-month periods ended June 30, 2008 and for the year ended December 31, 2007
        Notes to the Condensed Interim Financial Statements as of June 30, 2008

Suny Telecom (1994) Ltd. Financial Statements for the Year ended December 31, 2007
        Report of Certified Public Accountants
        Balance Sheet as of December 31, 2007, 2006 and 2005
        Statement of Operations for the three years ended December 31, 2007
        Statement of Changes in Shareholders’ Equity for the three years ended December 31, 2007
        Statement of Cash Flows for the three years ended December 31, 2007
        Notes to the Financial Statements as of December 31, 2007

Din Dynamic Ltd. Condensed Financial Statements (Unaudited) for the Six-Month Period ended June 30, 2008
        Balance Sheet as of June 30, 2008 and as of December 31, 2007
        Statement of Operations for the three and six-month periods ended June 30, 2008 and for the year ended December 31, 2007
        Statement of Changes in Shareholders’ Equity for the three and six-month periods ended June 30, 2008 and for the year ended December 31, 2007
        Statement of Cash Flows for the three and six-month periods ended June 30, 2008 and for the year ended December 31, 2007
        Notes to the Condensed Interim Financial Statements as of June 30, 2008

Din Dynamic Ltd. Financial Statements for the Year ended December 31, 2007
        Report of Certified Public Accountants
        Balance Sheet as of December 31, 2007, 2006 and 2005
        Statement of Operations for the three years ended December 31, 2007
        Statement of Changes in Shareholders’ Equity for the three years ended December 31, 2007
        Statement of Cash Flows for the three years ended December 31, 2007
        Notes to the Financial Statements as of December 31, 2007

Unaudited Pro Forma Condensed Combined Financial Statements for the Year ended December 31, 2007 and the Six Months Ended June 30, 2008
        Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2008
        Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2007 and six-month period ended June 30, 2008
        Notes to Unaudited Pro Forma Condensed Combined Financial Statements

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant. (2)

4(a)(1)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (3)

4(a)(2)	Asset Purchase Agreement, dated August 11, 2005, between Hewlett-Packard Company and Scitex Vision Ltd. and the First Amendment thereto, dated November 1, 2005. (4)

4(a)(3)	Jemtex Reorganization Agreement, dated August 4, 2006, and amendments thereto dated September 2006 and January 4, 2007, between Scailex Corp. Ltd., Avi Raby and Yehoshua Sheinman. (5)

4(a)(4)	Shareholders Agreement, dated December 21, 2006, and amendments thereto dated February 2007 and May 10, 2007, between Scailex Corporation Ltd. and Linura Holdings AG (6)

4(a)(5)	Memorandum of Understanding dated February 18, 2007 and addendum dated February 19, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd. (7)

4(a)(6)	Globecom Management Agreement, dated May 1, 2007, between Scailex Corporation Ltd. and Globecom Investments Ltd. (8)

4(a)(7)	Deed of Undertaking, dated May 10, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd. (9)

4(a)(9)	Share Purchase Agreement, dated March 26, 2008, between Scailex Corporation Ltd. and Linura Holdings AG (10)

4(a)(10)	The PCH Sale Agreement, dated April 10, 2008, between Scailex Corporation Ltd. and Israel Petrochemicals Enterprise Ltd. (11)

4(a)(11)	Escrow Settlement Agreement, dated May 5, 2008, between Scailex Corporation Ltd. and Hewlett-Packard Company [Translation from Hebrew] (12)

4(a)(12)	Asset Purchase Agreement, dated September 29, 2008, between Suny Electronics Ltd., Suny Telecom Ltd., and Din Dynamic Ltd., on the one part, and Scailex Corporation Ltd., on the other part [Translation from Hebrew]

4(a)(13)	Service Agreement, dated September 29, 2008, between Scailex Corporation Ltd. and Suny Electronics Ltd. relating to services provided by Scailex [Translation from Hebrew]

4(a)(14)	Service Agreement, dated September 29, 2008, between Scailex Corporation Ltd. and Suny Electronics Ltd. relating to services provided by Suny [Translation from Hebrew]

4(c)(1)	Form of the Letter of Indemnification provided to office holders. (13)

4(c)(2)	The 2001 Stock Option Plan (as amended, 2003). (14)

4(c)(3)	The 2003 Share Option Plan. (15)

4(d)(1)	Services Agreement, dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (16)

4(d)(2)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (17)

8	List of Subsidiaries of the Registrant.

(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006.

(2)	Incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006.

(3)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(4)	Incorporated by reference to Exhibit 4(a)(5) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2006.

(5)	Incorporated by reference to Exhibit 4(a)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(6)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(7)	Incorporated by reference to Exhibit 4(a)(5) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(8)	Incorporated by reference to Exhibit 4(a)(6) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(9)	Incorporated by reference to Exhibit 4(a)(7) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(10)	Incorporated by reference to Exhibit 4(a)(9) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 30, 2008.

(11)	Incorporated by reference to Exhibit 4(a)(10) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 30, 2008.

(12)	Incorporated by reference to Exhibit 4(a)(11) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 30, 2008.

(13)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 1, 2005.

(14)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.

(15)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.

(16)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(17)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2008	2007
	(Unaudited)	(Audited)
	US dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	14,416	111,360
Available-for-sale financial assets	-	308,411
Securities held-to-maturity	4,840	2,091
Receivable from related party	341,681	-
Other receivables	423	3,165
Current assets of discontinued operations	310	11,844

	361,670	436,871

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Securities held-to-maturity	3,150	8,922
Funds in respect of employee rights upon retirement	180	139

	3,330	9,061

FIXED ASSETS	22	696

	365,022	446,628

Shachar Rachim	Yahel Shachar	Ilan Ben Dov
CFO	CEO	Chairman of the board of directors

Date of approval for the financial statements by the board of the directors: August 5th, 2008

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2008	2007
	(Unaudited)	(Audited)
	US dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Creditors and accruals	1,620	1,459
Income taxes payable	258	1,155
Current liabilities related to discontinued operation	10,567	14,699

	12,445	17,313

LONG-TERM LIABILITIES
Liability for employee rights upon retirement, net	237	189
Deferred income taxes	-	8,930
Capital note from minority shareholders in a subsidiary	-	57,926

	237	67,045

MINORITY INTEREST	375	16,356

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.12 par value (authorized
- June 30, 2008 and December 31, 2007 - 60,000,000 shares;
issued and outstanding - June 30, 2008 and December 31, 2007 -
43,579,388 shares)	6,209	6,209
Capital surplus	281,055	281,055
Accumulated other comprehensive income (loss)	(70)	44,609
Retained earnings	97,071	46,341
Treasury shares, at cost (June 30, 2008 and December 31, 2007 -
5,401,025 shares)	(32,300)	(32,300)

T o t a l shareholders' equity	351,965	345,914

	365,022	446,628

Shachar Rachim	Yahel Shachar	Ilan Ben Dov
CFO	CEO	Chairman of the board of directors

Date of approval for the financial statements by the board of the directors: August 5th, 2008

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period of six months ended June 30,
	2008	2007
	(Unaudited)
	US dollars in thousands

GENERAL AND ADMINISTRATIVE EXPENSES	(2,545)	(1,325)
FINANCIAL INCOME, net	1,244	5,685
OTHER INCOME, net	94,976	146

INCOME BEFORE TAXES ON INCOME	93,675	4,506

TAXES ON INCOME	(270)	(26)
MINORITY INTEREST IN LOSS OF A SUBSIDIARY	146	18

NET INCOME FROM CONTINUING OPERATIONS	93,551	4,498
NET INCOME FROM DISCONTINUED OPERATIONS	2,128	420

NET INCOME FOR THE PERIOD	95,679	4,918

EARNING PER SHARE ("EPS") - BASIC:
Continuing operations	2.45	0.13
Discontinued operation	0.05	0.01

Basic earnings per share	2.50	0.14

Average number of shares (in thousands)	38,213	38,200

"EPS" - DILUTED:
Continuing operations	2.45	0.13
Discontinued operation	0.05	0.01

Diluted earning per share	2.50	0.14

Average number of shares (in thousands)	38,213	38,200

The accompanying notes are an integral part of these financial statement

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings / Accumulate deficit	Treasury Shares	Total
	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2008 (audited)	6,209	281,055	44,609	46,341	(32,300)	345,914
CHANGES DURING THE SIX MONTHS ENDED
JUNE 30, 2008 (unaudited):
Net income for the period				95,679		95,679
Other comprehensive income (loss), in respect of
Available-for-sale securities			(44,682)			(44,682)
Held-to-maturity securities amortization			3			3

Total comprehensive income						(44,679)

Dividend distributed to the company's shareholders				(44,949)		(44,949)

BALANCE AT JUNE 30, 2008 (unaudited)	6,209	281,055	(70)	97,071	(32,300)	351,965

BALANCE AT JANUARY 1, 2007 (audited)	6,205	280,637	(590)	31,082	(32,300)	285,034
CHANGES DURING THE SIX MONTHS ENDED
JUNE 30, 2007 (unaudited):
Income for the period				4,918		4,918
Other comprehensive income, in respect of:
Available-for-sale securities			2,279			2,279
Held-to-maturity securities amortization			108			108

Total comprehensive income						2,387

Exercise of options to ordinary shares	4	412				416
Amortization of deferred stock compensation related to
options granted to employees		6				6

BALANCE AT JUNE 30, 2007 (unaudited)	6,209	281,055	1,797	36,000	(32,300)	292,761

The accompanying notes are an integral part of these condensed financial statements.

(Continued – 1)

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2008	2007
	(Unaudited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	95,679	4,918
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Income and expenses not involving cash flows:
Minority interests in a subsidiary	146	170
Depreciation and amortization	30	1
Amortization of deferred stock compensation	-	6
Loss from sale of available-for-sale securities and bonds interest
income, net	27	332
Interest and foreign exchange differences on loans/capital note from
minority shareholders in a subsidiary	181	-
Capital gains	(83,820)	-
Accrued severance pay, net	7	3
Gain from other investment	-	(134)
Changes in operating asset and liability items:
Increase in other receivable	(356)	(2,054)
Decrease in accounts payable and accruals	(1,010)	(201)
Net cash provided by discontinued operations	8,432	5,617

Net cash provided by operating activities	19,316	8,658

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in consolidated subsidiary (Appendix)	(10,980)	-
Acquisition of available-for-sale marketable securities	-	(205,761)
Proceeds from sale of marketable securities	3,999	40,114
Purchase of fixed assets	(75)	(179)
Purchase of shares in a subsidiary	(57,200)	-

Net cash used in investing activities	(64,256)	(165,826)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary shares	-	416
Loans received in a subsidiary, net	-	41,034
Dividend distributed to the shareholders	(44,949)	-
Net cash used in discontinued operations	(7,055)	(5,608)

Net cash provided by (used in) financing activities	(52,004)	35,842

NET DECREASE IN CASH AND CASH EQUIVALENTS	(96,944)	(121,326)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	111,360	228,108

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	14,416	106,782

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

None cash activities:

1.	The consideration from the sale of fixed assets in the six months ended June 30, 2008 in the amount of $856 thousands has not been received as of the balance sheet date.

2.	The consideration from the sale of holdings in a subsidiary in the six months ended June 30, 2008 in the amount of $340,825 thousands has not been received as of the balance sheet date.

Appendix – Disposal of investment in consolidated subsidiary:

	Period of six months ended June 30
	2008	2007
	US dollars in thousands

The Composition:
Working capital (excluding cash and cash
equivalents)	238,207	-
Realized loss in respect of financial assets
available for sale	17,762	-
Capital gain from selling the subsidiary	73,876	-
Receivables in respect of the sale of the
subsidiary	(340,825)	-

	(10,980)	-

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

Note 1 – General:

The interim statements of Scailex Corporation Ltd. (the Company) as of June 30, 2008 and for the six and three months period then ended (the interim statements) were drawn up in condensed form, in accordance with generally accepted accounting principles applicable to interim statements. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

In management’s opinion, the interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the reported periods. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

Note 2 – Engagements and events during the period of the report:

Following are the main changes that occurred during the period of the report:

A.	On April 10, 2008, after the approvals of the Company’s board of directors and audit committee were given, the Company engaged in an agreement with Israel Petrochemical Enterprises Ltd. (“Petrochemicals”), which at that time had been the Company’s parent company and controlling shareholder (by virtue of its holding of 50.06% of the Company’s share capital) for the sale of 100% of the issued share capital of the wholly owned subsidiary Petroleum Capital Holdings Ltd. (“PCH”) to Petrochemicals (“PCH Sale Agreement”). The transaction was approved during the extraordinary general assembly of the Company convened on May 29, 2008.

On June 30, 2008, the PCH Sale Agreement was consummated, when the consideration for 100% of PCH’s share capital, for the capital notes that PCH had issued in respect of funds injected into it by its shareholders, and for the rights of the Company and of PCH pursuant to a letter of undertaking from the Israel Corporation Ltd. dated May 10, 2007, was affixed at the sum of about $340.8 million in cash. The said sum was paid to the Company in its entirety on July 1, 2008.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

On the transaction consummation date, PCH held some 15.76% of the issued share capital of Oil Refineries Ltd. (“ORL”); upon consummating the transaction and the sale of the PCH shares, the Company no longer indirectly holds shares of ORL, which, as stated, it had been holding through PCH.

Following the consummation of the transaction, the Company recorded a capital gain during the second quarter at the sum of about $78.5 million.

B.	Within the scope of the sale of the control over the Company, the Company’s rights pursuant to a lease under which it rented its offices in Herzliya were assigned, and all equipment and improvements in the leasehold were sold for the consideration of some $0.9 million. Following this sale, the Company recognized a nominal capital gain. After the balance-sheet date, on July 31, 2008, the Company relocated its offices to 48 Ben Tsiyon Galis Street, in Petach Tikva, Israel.

C.	On April 10, 2008, Petrochemicals engaged in an agreement with Suny Electornics Ltd. (“Suny”), pursuant whereto Suny acquired all of Petrochemical’s holdings of the Company (50.06% of the Company’s issued share capital on that date), such that Petrochemicals ceased to be a shareholder of the Company, while Suny became the Company’s controlling shareholder. On June 30, 2008, this agreement was consummated, once all the suspending conditions and conditions precedent stipulated in this agreement and in the PCH Sale Agreement were fulfilled, including the concurrent execution of the PCH Sale Agreement. The consideration paid to Petrochemicals in respect of this acquisition was some $219.4 million.

D.	On June 30, 2008, upon the signing of the agreements for the sale of PCH’s shares and for the acquisition of the control by Suny, the Company engaged in a run-off policy for directors and officeholders who held office in the Company and in its subsidiaries, including PCH. The Company purchased insurance effective for seven years, at the inclusive sum insured per event and for the period of $30 million, and for a premium at the sum of $0.54 million.

E.	Following the change in control, as stated above in clause c., and following the appointment of Mr. Ilan Ben Dov as the new chairman of the board of directors, on July 1, 2008, Mr. Eran Schwartz resigned from his office as chairman of the Company’s board of directors, and ceased to provide the services of active chairman of the board to the Company that he had been providing through Globecom Ltd.. Pursuant to the agreements with Globecom Ltd., and in light of the circumstances under which Mr. Schwartz resigned from his office as chairman, Globecom became entitled to a six-month advance notice fee, which totalled some $0.2 million; this sum was paid to Globecom after the balance-sheet date and has already been recognized as an expense in the current financial statements.

F.	During June 2008, after the approvals of the board of directors and general assembly of Scailex Vision (Tel Aviv) Ltd. (“Scailex Vision”) were given, and once the court approved the execution of the distribution, Scailex Vision distributed a dividend to its shareholders at the inclusive sum of $25 million.

G.	On May 20, 2008, PCH received a dividend from ORL, which totaled some $11.2 million. This dividend was recognized as “other income” in the Statement of Operations for the second quarter of 2008.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

H.	On March 26, 2008, the Company purchased the entire stake of Linura Holdings A.G. (“Linura”) in Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary of the Company (19.9%) for the consideration of a total of $57.2 million, and received by way of assignment the capital note that PCH had issued to Linura. The consideration was paid in a single payment. Upon consummation of the acquisition of Linura’s PCH shares, PCH became a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement was nullified. The Company held 15.76% of the share capital of ORL through PCH until the sale of PCH on June 30, 2008.

As a result of the consummation of the said purchase, the Company generated a capital gain at the sum of about $5.2 million during the first quarter of 2008. Furthermore, the company recorded additional sum of $4.6 million as comprehensive income in its equity.

I.	Pursuant to the agreement from 2005 for the sale of the majority of the assets and operations of Scailex Vision to HP, $23 million (“the Sum in Escrow”) was deposited with a trustee to secure HP’s indemnification rights. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties in relation to the Sum in Escrow.

Within the scope of the settlement agreement, HP and Scailex Vision agreed that, out of the total balance of the funds remaining in escrow, the sum of about $7.8 million is being released to Scailex Vision, the sum of about $7.4 million is being released to HP, while the balance, at the sum of about $0.6 million, is to remain in escrow to secure a particular claim in respect whereof HP is entitled to indemnification.

It was further agreed that Scailex Vision shall be entitled to receive additional sums from HP in the event that HP shall win the appeal that it filed against the tax authority in Mexico on the matter of tax assessments. Scailex Vision shall be entitled to receive 75% of any payment that HP receives in relation to that appeal, subject to the stipulation that the sum that HP shall transfer to the Company shall not exceed about $3.9 million (plus interest). Scailex Vision undertook to assume half of the litigation expenses in respect of the said appeal; it has no material exposure in respect of these expenses.

As a result of the settlement agreement, the provisions relating to HP’s claims were updated, and Scailex Vision generated a profit of some $2.4 million; the Company’s share of this profit is about $1.7 million.

J.	In May 2008, Scailex Vision and one of its wholly owned subsidiaries signed tax assessment agreements for the years 2006-2007. Following the closure of the assessments, Scailex Vision updated the tax provisions in its books, and, as a result, recorded a profit of some $1.5 million, which was allocated to discontinued operations, as well as a tax expense at the sum of about $0.3 million, which was allocated to current operations

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

Note 3 – Equity and reserves:

On April 10, 2008, the Company Board of Directors approved the distribution of a cash dividend at the sum of Approximately $45 million, after determining that the distribution meets the legal tests for a distribution, in conformance with the Companies Act, 5759 – 1999; the dividend was distributed in cash to the Company’s shareholders on May 22, 2008 and accordingly the retained earnings in the shareholders equity were reduced.

Note 4 – Subsequent events:

A	On July 17, 2008, the Company’s board of directors approved a plan to itself purchase shares of the Company at the volume of up to 1 million ordinary shares of the Company (about 2.6% of the Company’s listed share capital). Within the scope of this plan, the Company’s management was authorized to purchase shares from time to time on the Tel-Aviv Stock Exchange or off the floor, at the inclusive monetary volume of up to $7.5 million during a period of 12 months as of the date of the board resolution.

Till September 29, 2008, pursuant to the said plan, the Company transacted a purchase of 717,381 ordinary shares of the Company, constituting about 1.9% of the Company’s issued share capital (fully diluted), at the inclusive monetary volume of some $5.7 million.

B	Subsequent to the consummation of the sale of PCH, and pursuant to the Company’s intention of investing the consideration in respect of the sale in New Israeli Shekel (“NIS”) channels, the Company re-examined its functional currency. As a result of this examination, the Company reached the conclusion that its functional currency is the NIS and not the U.S. dollar, since, in light of that stated above, the Company’s economic environment is influenced by the NIS. On July 17, 2008, the Company’s board of directors approved the change of the Company’s functional currency, in such manner that, as of the Company’s financial statements for the third quarter of 2008 (the quarter ending September 30, 2008), its financial statements shall be prepared and measured in NIS instead of in U.S. dollars.

C	On September 29, 2008, the Company purchased all of the assets of the Suny Telecom and Dynamic businesses for the total sum of approximately $74.8 million. Suny Telecom is engaged in the business of importing mobile cellular phones into Israel, and Dynamic is engaged in the business of reselling mobile cellular phones and related parts and services on behalf of Cellcom Israel Ltd., a major Israeli cellular network operator

Pursuant to the purchase agreement entered into between the Company and Suny, the Company acquired all assets and rights (tangible and intangible) of Suny Telecom and of Dynamic in the cellular end equipment and retail market segment (excluding the shares of Suny Electronics in the possession of Suny Telecom, cash, cash equivalents and other financial assets), and all the liabilities of Suny Telecom and Dynamic in such area, including liabilities arising from the agreements assigned to the Company as part of the transferred assets or relating to these agreements, and excluding the debt of the subsidiaries to Bank Leumi le-Israel Ltd.; short term credit, short term loans (on call) and long term loans; valued added tax balances payable and provisions for Income Tax (including Employees’ Income Tax and National Insurance) for the period up to the execution date of this agreement.

SUNY TELECOM (1994) LTD.

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2008

SUNY TELECOM (1994) LTD.
B A L A N C E   S H E E T

	As of June 30	As of December 31

	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited

A S S E T S

Current assets
Cash and cash equivalents	8,124	12,787
Marketable securities	1,794	2,355
Trade receivables	89,592	146,145
Other receivables and debit balances	8,232	4,406
Inventory	16,414	27,121

Total current assets	124,156	192,814

Non-current assets
Investment in shares of the parent company	4,004	4,004
Deferred taxes	206	175
Funded liability in excess of accrued severance pay, net	706	2,290
Deposits	444	252
Fixed assets	1,001	647
Other assets	120	21

Total non-current assets	6,481	7,389

	130,637	200,203

	As of June 30	As of December 31

	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited

LIABILITIES AND EQUITY

Current Liabilities
Short-term credit and current maturities of long-term loans	85,000	–
Suppliers and service-providers	37,283	79,495
Payables and credit balances	8,794	22,496

Total current liabilities	131,077	101,991

Shareholder’s Equity (capital deficit)	(440)	98,212

	130,637	200,203

The accompanying notes are an integral part of the condensed financial statements.

	Davidi Piamenta	Ilan Ben-Dov
Approval date of the financial statements: August 21, 2008.	Chief Executive Officer	Director

SUNY TELECOM (1994) LTD.
S T A T E M E N T  O F  O P E R A T I O N S

	For the six- month period ended June 30	For the three- month period ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Revenue from sales and services	205,917	90,993	416,004
Cost of sales and services	171,452	76,502	343,007

Gross profit	34,465	14,491	72,997

Selling expenses	6,511	3,702	15,582
General and administrative expenses	17,063	13,367	25,985

	23,574	17,069	41,567

Operating income (loss), before financing income	10,891	(2,578)	31,430

Financing income	6,077	2,992	10,827
Financing expenses	(1,045)	(370)	(1,232)

	5,032	2,622	9,595

Income before other income (expenses), net	15,923	44	41,025
Other income (expenses), net	809	9	(1)

Income before taxes on income	16,732	53	41,024
Taxes on income	1,230	(1,530)	7,830

Net income for the period	15,502	1,583	33,194

Attributed to:
Shareholders of the Company	15,502	1,583	33,194

The accompanying notes are an integral part of the condensed financial statements.

SUNY TELECOM (1994) LTD.
S T A T E M E N T  O F  C H A N G E S  I N  S H A R E H O L D E R S’  E Q U I T Y

	Share capital	Capital reserve	Capital reserve in respect of financial assets for sale	Capital reserve from translation adjustments	Retained earnings	Total equity

	N I S , 0 0 0

	For the six-month period ended June 30, 2008

	Unaudited

Balance as of January 1, 2008	1	737	23	(10,323)	107,774	98,212

Changes during the period ended June 30, 2008:
Cost of share-based payment, net	–	(70)	–	–	–	(70)
Gains from financial assets available for sale	–	–	(23)	–	–	(23)
Adjustments deriving from translation of financial statements, net	–	–	–	(14,061)	–	(14,061)
Distribution of a cash dividend, net	–	–	–	–	(100,000)	(100,000)
Income for the period	–	–	–	–	15,502	15,502

Balance as of June 30, 2008	1	667	–	(24,384)	23,276	(440)

The accompanying notes are an integral part of the condensed financial statements.

SUNY TELECOM (1994) LTD.
S T A T E M E N T  O F  C H A N G E S  I N  S H A R E H O L D E R S’  E Q U I T Y  ( c o n t i n u e d )

	Share capital	Capital reserve	Capital reserve in respect of financial assets for sale	Capital reserve from translation adjustments	Retained earnings	Total equity

	N I S , 0 0 0

	For the three-month period ended June 30, 2008

	Unaudited

Balance as of April 1, 2008	1	649	(229)	(17,391)	121,693	104,723

Changes during the period ended June 30, 2008:
Cost of share-based payment	–	18	–	–	–	18
Gains from financial assets available for sale	–	–	229	–	–	229
Adjustments deriving from translation of financial statements, net	–	–	–	(6,993)	–	(6,993)
Distribution of a cash dividend, net	–	–	–	–	(100,000)	(100,000)
Income for the period	–	–	–	–	1,583	1,583

Balance as of June 30, 2008	1	667	–	(24,384)	23,276	(440)

The accompanying notes are an integral part of the condensed financial statements.

SUNY TELECOM (1994) LTD.
S T A T E M E N T  O F  C H A N G E S  I N  S H A R E H O L D E R S ’  E Q U I T Y  ( c o n t i n u e d )

	Share capital	Capital reserve	Capital reserve in respect of financial assets for sale	Capital reserve from translation adjustments	Retained earnings	Total equity

	N I S , 0 0 0

	Year ended December 31, 2007

Balance as of January 1, 2007	1	478	129	–	92,580	93,188

Changes during the year ended December 31, 2007:
Cost of share-based payments	–	259	–	–	–	259
Gains from financial assets available for sale	–	–	(106)	–	–	(106)
Adjustments deriving from translation of financial statements, net	–	–	–	(10,323)	–	(10,323)
Distribution of a cash dividend, net	–	–	–		(18,000)	(18,000)
Income for the year	–	–	–	–	33,194	33,194

Balance as of December 31, 2007	1	737	23	(10,323)	107,774	98,212

The accompanying notes are an integral part of the condensed financial statements.

SUNY TELECOM (1994) LTD.
S T A T E M E N T  O F  C A S H  F L O W S

	For the six-month period ended June 30	For the three- month period ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Cash flows - operating activities (see Appendix A below)	12,204	9,437	42,597

Cash flows - investing activities

Sale of marketable securities, net	–	–	2,493
Realization of (investment in) long-term deposits, net	(192)	(116)	70
Purchase of fixed assets	(42)	(17)	(110)
Proceeds from sale of fixed assets	9	9	–

Net cash provided by (used in) investing activities	(225)	(124)	2,453

Cash flows - financing activities

Distribution of a cash dividend	(100,000)	(100,000)	(18,000)
Receipt (repayment) of short-term credit, net	85,000	85,000	(16,608)

Net cash used in financing activities	(15,000)	(15,000)	(34,608)

Translation adjustments in respect of cash balances, net	(1,642)	(668)	(231)

Increase (decrease) in cash and cash equivalents	(4,663)	(6,355)	10,211
Cash and cash equivalents balance - beginning of period	12,787	14,479	2,576

Cash and cash equivalents balance - end of period	8,124	8,124	12,787

The accompanying notes are an integral part of the condensed financial statements.

SUNY TELECOM (1994) LTD.
A P P E N D I C E S  T O  T H E  S T A T E M E N T  O F  C A S H  F L O W S

A. Adjustments required to present the cash flows from operating activities

	For the six-month period ended June 30	For the three- month period ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Income during the period	15,502	1,583	33,194

Expenses (revenues) not involving cash flows:
Depreciation and amortization	382	333	321
Capital loss (gain), net	(9)	(9)	1
Gain and revaluation of marketable securities, net	229	408	(275)
Revaluation of long-term deposits	(33)	(13)	(29)
Revaluation of investment in shares of parent company	(454)	(184)	(348)
Increase (decrease) in accrued severance pay, net	1,290	839	(629)
Increase in deferred taxes	(33)	18	(19)
Cost of share-based payments in the Company, net	(70)	18	259

	16,804	2,993	32,475

Changes in asset and liability items:
Decrease (increase) in trade receivables	36,538	4,412	(24,227)
Decrease (increase) in other receivables and debit balances	(5,563)	(5,091)	3,148
Decrease (increase) in inventory	7,223	18,440	(3,919)
Increase (decrease) in trade payables	(31,985)	(2,667)	23,850
Increase (decrease) in other payables and credit balances	(10,813)	(8,650)	11,270

	(4,600)	6,444	10,122

Net cash provided by operating activities	12,204	9,437	42,597

B. Non-cash transactions:

1.	During the report period, fixed assets and other assets were purchased with supplier credit totaling NIS 8 thousand (2007 – NIS 24 thousand).

2.	During the report period, fixed assets and other assets were purchased from the parent company against a reduction of the balance of the parent company’s debt of NIS 1,157 thousand.

The accompanying notes are an integral part of the condensed financial statements.

SUNY TELECOM (1994) LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

NOTE 1 –	GENERAL

	A.	Initial adoption of the International Financial Reporting Standards

These financial statements have been prepared for the first time in conformity with the International Financial Reporting Standards (“IFRS”) in a condensed format as of June 30, 2008, and for the periods of six months and three months then ended (“the Interim Statements”). The comparative figures relating to the full year 2007 are also presented in conformity with IFRS.

IFRS are standards and interpretations that have been adopted by the International Accounting Standards Board, and they include international financial reporting standards, international accounting standards (IAS), as well as interpretations prescribed by the International Financial Reporting Interpretations Committee (IFRIC) or by the committee that preceded it for interpretation of international accounting standards (SIC).

The Company adopted IFRS for the first time as from January 1, 2008, and therefore, the transition date for reporting in conformity with IFRS is January 1, 2007. Prior to adopting the IFRS, the Company had prepared its financial statements in conformity with generally accepted accounting principles in Israel. The Company’s last annual financial statements in conformity with generally accepted accounting principles in Israel were prepared as of December 31, 2007, and for the year then ended.

	B.	Format for preparing the Interim Statements

The Interim Statements have been prepared in conformity with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 (“Financial Reporting for Interim Periods”), as well as in conformity with the disclosure requirements of Section D of the Israeli Securities Regulations (Immediate and Periodic Reports), 1970.

These Interim Statements should be read in the context of the annual financial statements, the notes of which contain detailed information not included in the Interim Statements.

The Interim Financial Statements do not include comparative figures relating to the period ended June 30, 2007, and earnings per share data were not presented.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES

In accordance with the directives of the Israeli Securities Authority from May 2008, these Interim Statements include disclosure of the significant accounting principles applied in preparation of the Interim Statements in conformity with IFRS, at the scope equivalent to that required in the annual financial statements.

Information is presented in Note 4 regarding the reconciliation between the reporting in previous periods according to the generally accepted accounting principles in Israel (“Israeli GAAP”) and reporting in the current Interim Statements according to IFRS.

IFRS, which shall be in effect or may be adopted early when preparing the financial statements for the full year 2008, are subject to changes and to pronouncements during the course of the year. Therefore, they cannot be prescribed now with certainty. Accordingly, changes are possible in the accounting principles applied, as will be described in this note during annual financial statements preparation.

	A.	Reporting basis in the financial statements

The Company’s financial statements have been prepared on the basis of historic cost, with the exception of various assets and liabilities, which are presented according to their fair value, as specified below.

Non-monetary assets in Israel (mainly fixed assets and other assets) and equity items were measured according to the historic cost adjusted for changes in the Consumer Price Index until December 31, 2003.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

B.	Functional and Presentation Currency

	1.	Functional Currency

Items included in the Company’s financial statements are measured on the basis of the currency that reflects the economic environment in which the Company operates, and which influences the majority of its operations (“the Functional Currency”).

According to IFRS, the Company’s Functional Currency is the U.S. dollar.

	2.	Translation of transactions and balances

Transactions in a currency other than the Functional Currency are translated into the Functional Currency on the basis of the exchange rates prevailing as of the transaction execution date. Exchange rate differentials deriving from settling these transactions and those deriving from translations of financial assets and liabilities amounts denominated in foreign currency on the basis of end-of-period rates, are recorded to the statements of operations.

	3.	Presentation Currency

The Company presents its financial statements in New Israeli Shekels (“the Presentation Currency”), in conformity with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993. The Company’s operating results and financial position are translated into the Presentation Currency, as follows:

(1)	Assets and liabilities were translated according to the representative exchange rates promulgated by the Bank of Israel in effect on the balance-sheet date.

(2)	Revenues and expenses included in the statements of operations are translated according to the actual rate of exchange on the transaction’s execution date.

(3)	Translation differentials resulting from the said treatment are charged directly to equity under the item “reserve from translation of financial statements.”

C.	Reclassification

Certain items included in the comparative figures for prior periods in the financial statements have been reclassified, in order to faithfully reflect the classification of those items in the current financial statements.

D.	Estimates

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires the Management of the Company to make estimates, assessments and assumptions that affect the reported sums relating to assets and liabilities, and contingent assets and liabilities as of the date of the financial statements, as well as the revenue and expense data during the reported periods. The actual results could differ from those estimates and assessments.

E.	Cash and cash equivalents

Cash and cash equivalents include cash balances or demand deposits. Bank overdrafts, which must be covered upon demand and which constitute an integral part of the group’s cash management, are included as a component of cash and cash equivalents for the purposes of reporting the cash flows only.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

F.	Financial assets available for sale

Certain investments of the Company are classified as financial assets available for sale. After the initial recognition, these investments are measured according to fair value, when the changes therein, with the exception of impairment losses and gains or losses from changes in the exchange rates of items classified as available for sale, are charged directly to equity, net of the tax effect. When the investment is disposed of, the gains or losses that accrued in equity are recorded to operations.

G.	Provision for doubtful debts

The provision for doubtful debts is calculated specifically in respect of those debts whose collection, in the opinion of the Company’s Management, is doubtful.

H.	Inventory

Inventory is valued at the lower of cost, on a “first in – first out” basis, or net realization value. Net realization value is the estimated selling price during the ordinary course of business, less an estimate of completion costs and the costs required to execute the sale.

I.	Fixed assets

1.	The assets are stated at cost. Improvements and renovations are capitalized to the cost of the assets, while current maintenance and repair expenses are expensed.

2.	Depreciation is calculated according to the “straight line” method, over the estimated useful life of the assets. The annual depreciation rates are:

%

Instruments and equipment	7-25
Office furniture and equipment	7-15
Computers and peripheral equipment	33
Leasehold improvements	7

3.

The residual value and the useful life of each asset are examined, at the very least every year. The changes are accounted for prospectively, as a change in accounting estimate. The need for recording an impairment provision is also examined (see Par. K. below).

J.	Other assets

Computer software and licenses are stated at cost. The assets are amortized at the annual rate of 33%, according to the expected period of economic benefit.

K.	Asset impairment

The Company periodically examines the need for recording an impairment provision, in order to ensure that its assets, including fair value adjustments of other fixed assets, are not stated at sums exceeding their recoverable amounts, which is the higher of the net selling price and the present value of the estimated future cash flows expected to derive from the use and realization of the assets. A recognized loss is reversed only when changes occur in the estimates used to determine the recoverable amount of the asset.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

L.	Deferred taxes

Deferred taxes are computed on temporary differences between the timing of the inclusion of amounts in the financial statements and when taken into account for tax purposes. The deferred tax balances are computed according to the tax rate expected to apply when these taxes are transferred to the statement of operations, based on information known when the financial statements are prepared.

Deferred tax assets are classified as non-current assets, even if their anticipated realization date is in the short-term.

M.	Share-based payment

The cost of employee benefits that are settled with capital instruments, such as shares or options convertible into shares of the Company and/or of the parent company, are measured according to the fair value of the capital instruments on the grant date. An additional expense is recognized if a change occurs in the terms of the arrangement, which increases its overall fair value. The cost is charged to the Company’s operating results concurrent with a corresponding increase in its equity, over the vesting period.

N.	Accrued severance pay, net

The Company’s compensation plan falls under the scope of a “defined benefit plan,” as defined in the Standards. Therefore, the severance pay liability deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future pay hikes and the employee turnover rate. The measurement is based on discounting the anticipated future cash flows according to the interest rates of high-rated NIS corporate bonds, when the payment date approximates the liability period associated with the severance benefits. In addition, the funded severance pay is measured at fair value.

O.	Revenue recognition

Revenues from product sales are included when the products are supplied, the date that the significant risks and rewards deriving from ownership are transferred to the buyer; the Company does not retain any ongoing managerial involvement that characterizes ownership and does not retain effective control of the goods sold; the amount of revenues and costs that were generated or could be generated by the transaction may be reliably measured and the economic benefits deriving from the transaction are expected to flow to the Company.

Revenues from service fees are included over the service contract period.

P.	Product warranties

The estimated warranties, which are estimated on the basis of past experience, are expensed during the period in which the sales revenue from these products was recorded. The average warranty period in respect of the products is about 12 months.

Q.	Presentation of transactions between a corporation and its controlling shareholder

Assets and liabilities for which a transaction was executed with a controlling shareholder are measured at their fair value on the transaction date. The difference between the fair value and the actual consideration is recorded to equity.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

	R.	Disclosure related to new IFRS in the period prior to its application

1.	IAS 23 (amended) – Credit Costs

The amendment of this Standard eliminates the possibility of expensing credit costs and requires the reporting corporation to capitalize the associated credit costs directly to the acquisition and establishment or manufacturing costs of the asset.

The Amended Standard will apply as from the financial statements for the year beginning January 1, 2009. Early adoption is possible.

According to the Company’s assessments, this Amendment has no impact on its financial position, results of operations and cash flows.

2.	IAS 1 (amended) – Financial Statement Presentation

Pursuant to the Amendment of IAS 1, another, separate statement must also be presented – “Statement of Comprehensive Income,” which presents, aside from total net income taken from the statement of operations, all items charged directly to equity during the report period and not deriving from certain transactions with the shareholders (other comprehensive income), such as adjustments from the translation of financial statements; fair value adjustments to financial assets classified as available for sale, adjustments to a reserve for revaluation of fixed assets, etc., as well as the tax implications on these items, which are also charged directly to equity. Alternatively, the other comprehensive income items may be presented together with statement of operations items in a single statement called “statement of comprehensive income,” which is to be presented in lieu of the statement of operations. Only those items charged to equity, which derive from certain transactions with the shareholders (such as capital raised, dividend distributions, etc.) are to be presented in the statement of changes in shareholders’ equity, as well as the total line that is transferred from the statement of comprehensive income.

The Amendment also prescribes that in instances of a change in the comparative figures as a result of a change in an accounting principle that is being retroactively applied, restatement or reclassification, a balance sheet must also be presented for the beginning of the period of the comparative figures for which the change was made.

The Amendment of IAS 1 will apply to the annual financial statements for periods beginning January 1, 2009, with the comparative figures being restated. Early adoption is possible.

The effect of the Amendment of IAS 1 will require the Company to provide the requisite disclosures in the financial statements.

3.	IFRS 2 (Amended) – Share-based Payments

Pursuant to the Amendment of IFRS 2 (“the Amended Standard”), definition of vesting terms shall only include service conditions and performance conditions, while settlement of a grant that includes conditions other than vesting terms, whether by the Company or by the other party, is to be accounted for as an acceleration of vesting and not as forfeiture. The Amendment is to be retroactively applied to financial statements for periods beginning January 1, 2009. Early adoption is possible.

Vesting terms include service conditions, requiring the other party to complete a defined service period, while performance conditions require the meeting of specified performance targets. Conditions that are not within the scope of service or performance conditions shall be deemed conditions that are not vesting conditions, and therefore, must be taken into account in the fair value estimate of the instrument being granted.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

R.	Disclosure regarding new IFRS in a period prior to the application thereof (continued)

	3.	IFRS 2 (amended) – Share-based Payments (continued)

The company examines the impact of the Amended Standard on its financial statements, but cannot, at this stage, estimate its results.

	4.	IAS 32 – Financial Instruments: Presentation, and IAS 1 – Financial Statement Presentation

The Amendment of IAS 32 changes the definition of a financial liability, a financial asset and a capital instrument, and prescribes that certain financial instruments, realizable by its holder, are to be classified as capital instruments.

The provisions of this Amendment shall apply for annual reporting periods beginning January 1, 2009. Early adoption is possible. At this stage, the Company Management cannot estimate the implication of application of the interpretation on its financial position and operating results.

	5.	Improvements in the 2008 International Financial Reporting Standards

In May 2008, the IASB promulgated a series of improvements to the international financial reporting standards.

Within the scope of the improvements, amendments were made to some of the standards, which revise the method of presentation, recognition and measurement of various items in the financial statements.

In addition, various corrections were made to terms, which have a negligible effect, if any, on the financial statements.

Most of the amendments will come into effect as of the annual reporting period beginning on or after January 1, 2009, with early adoption possible. Most of the amendments will be applied retroactively, by adjusting the comparative figures.

According to the Company’s assessments, the impact of the amendments on the financial statements is not expected to be material.

S.	Indexed balances and balances denominated in or linked to foreign currency

1.

Balances denominated in or linked to foreign currency are included in the financial statements according to the representative exchange rates published by the Bank of Israel. Balances linked to the consumer price index (CPI) are included on the basis of the appropriate index for each linked asset or liability.

	2.	Following are data regarding the consumer price index and the representative rate of exchange of the U.S. dollar:

End of the period	Consumer Price Index	Exchange rate of USD 1

	Points (*)	NIS

June 2008	116.3	3.35
December 2007	113.6	3.85

Rate of change during the period of	%	%

Six months ended June 30, 2008	2.4	(12.8)
Year ended December 31, 2007	3.4	(9.0)

(*) According to the CPI published for the month ended on the balance-sheet date on the basis of: 2000 average = 100 points.

NOTE 3 –	INVESTMENT IN SHARES OF THE PARENT COMPANY

Includes an investment in 2,741,728 shares of the parent company. The investment is presented at cost. The market value of the investment as of the balance-sheet date was some NIS 25,498 thousand (on December 31, 2007 – NIS 32,928 thousand).

NOTE 4 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING

A.	General

As described in Note 1.A., these Interim Statements are the Company’s first Interim Financial Statements prepared in conformity with IFRS. The Company initially adopted IFRS in 2008, and therefore, the transition date for reporting in conformity with IFRS is January 1, 2007. The Company prepared an opening balance sheet as of the transition date, after which IFRS reporting will begin.

Prior to adopting the IFRS, the Company prepared its financial statements according to generally accepted accounting principles in Israel (“Israel GAAP”). The first annual IFRS financial statements will be as of December 31, 2008 and for the year then ended.

Accordingly, the Company is presenting the following adjustments between reporting in conformity with Israel GAAP and in conformity with IFRS as of January 1, 2007 (the transition date to IFRS reporting), as of December 31, 2007 and for the year then ended.

In general, IFRS 1, regarding initial adoption of the IFRS, prescribes that application of IFRS in the opening balance sheet as of the transition date is to be performed retroactively.

B.	Details of the exceptions elected

Following are details of the exceptions that the Company elected pursuant to IFRS 1, and for which the Company is not retroactively applying the transition to IFRS reporting:

(1)	Employee benefits

The Company applies the "corridor" method to account for actuarial gains and losses, and invoked the exception whereby the balance of deferred actuarial gains and losses were recognized as of the transition date.

(2)	Accumulated translation differentials

The Company charged a capital reserve for accumulated translation differentials to the retained earnings balance as of January 1, 2007.

(3)	Share-based payment transactions

Share-based payments granted prior to November 7, 2002 or which vested by January 1, 2007 are not accounted for retroactively in conformity with the provisions of IFRS 2.

NOTE 4 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

C.	Impact of the transition to the IFRS

1. Balance-sheet adjustments

		January 1, 2007			December 31, 2007

		Israeli GAAP	Effect of transition to IFRS	IFRS standards	Israeli GAAP	Effect of transition to IFRS	IFRS standards

	Note	N I S , 0 0 0			N I S , 0 0 0

Current assets
Cash and cash equivalents		2,576	–	2,576	12,787	–	12,787
Marketable securities		5,180	–	5,180	2,355	–	2,355
Trade receivables		134,491	–	134,491	146,145	–	146,145
Other receivables and debit balances	4	8,422	(113)	8,309	4,580	(174)	4,406
Inventory	6	26,056	(567)	25,489	27,930	(809)	27,121

Total current assets		176,725	(680)	176,045	193,797	(983)	192,814

Noncurrent assets
Investment in shares of the parent company		4,004	–	4,004	4,004	–	4,004
Deferred taxes	3,4	–	120	120	–	175	175
Funded provision in excess of accrued severance pay, net	2	1,538	261	1,799	1,857	433	2,290
Deposits		322	–	322	252	–	252
Fixed assets	6	1,012	(54)	958	745	(98)	647
Other assets	6	–	–	–	22	(1)	21

Total non-current assets		6,876	327	7,203	6,880	509	7,389

Total assets		183,601	(353)	183,248	200,677	(474)	200,203

NOTE 4 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

C.	Impact of the transition to the IFRS (continued)

1. Balance-sheet adjustments (continued)

		January 1, 2007			December 31, 2007

		Israeli GAAP	Effect of transition to the IFRS	IFRS standards	Israeli GAAP	Effect of transition to the IFRS	IFRS standards

	Note	N I S , 0 0 0			N I S , 0 0 0

Current liabilities
Short-term credit and current maturities of long-term loans		16,608	–	16,608	–	–	–
Trade payables		61,120	–	61,120	79,495	–	79,495
Other payables and credit balances		12,332	–	12,332	22,496	–	22,496

Total current liabilities		90,060	–	90,060	101,991	–	101,991

Shareholder's Equity (capital deficit)
Share capital		1	–	1	1	–	1
Capital reserve	1	315	163	478	540	197	737
Capital reserve in respect of financial assets available for sale	3	–	129	129	–	23	23
Capital reserve from translation of financial statements	6	–	–	–	–	(10,323)	(10,323)
Retained earnings		93,225	(645)	92,580	98,145	9,629	107,774

Total equity		93,541	(353)	93,188	98,686	(474)	98,212

Total liabilities and equity		183,601	(353)	183,248	200,677	(474)	200,203

NOTE 4 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

C.	Impact of the transition to the IFRS (continued)

2. Statements of operations adjustments

		For the year ended December 31, 2007

		Israeli GAAP	Effect of transition to IFRS standards	IFRS standards

	Note	N I S , 0 0 0

Revenue from sales and services	6	409,890	6,114	416,004
Cost of sales and services	1,6	339,260	3,747	343,007

Gross profit		70,630	2,367	72,997

Selling expenses	6	15,587	(5)	15,582
General and administrative expenses		25,985	–	25,985

		41,572	(5)	41,567

Operating income before financing		29,058	2,372	31,430
Financing income	2,5,6	1,651	9,176	10,827
Financing expenses	5	–	(1,232)	(1,232)

Income before other expenses		30,709	10,316	41,025
Capital gain (loss), net		(1)	–	(1)

Income before taxes on income		30,708	10,316	41,024
Taxes on income	3	7,788	42	7,830

Net income		22,920	10,274	33,194

Attributed to:
Shareholders of the Company		22,920	10,274	33,194

NOTE 4 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

D.	Notes to balance sheet and statements of operations adjustments

Material changes during the adoption of new accounting standards in Israel in 2007:

1.	Share-based payments

The Company has an option plan for employees which, according to the provisions of Accounting Standard No. 24 of the Israel Accounting Standard Board: “share-based payment”, falls within the scope of “share-based payments settled with capital instruments.” Standard 24 was applied, in accordance with its transitional provisions, for share-based payment transactions settled with capital instruments, which were executed after March 15, 2005, and which had not yet matured as of January 1, 2006.

Upon the transition to reporting according to the international standard, as of January 1, 2007, and as specified in IFRS 1, the Company was also required to apply the provisions of IFRS 2 – “Share-based Payments” for grants of capital instruments executed prior to March 15, 2005, but subsequent to November 7, 2002, and which had not yet vested as of January 1, 2007.

2.	Accrued severance pay, net

According to Israeli GAAP, accrued severance pay was measured on the basis of the employee’s number of years of employment multiplied by his last monthly salary (one monthly salary for each year of employment) as of every balance-sheet date, and the funded severance pay accumulated against it was measured according to its redemption value as of every balance-sheet date, without taking into account discount rates, rates of salary hikes and future employee turnover rates. In addition, the liabilities for vacation pay and sick pay were calculated based on estimated utilization and redemption, respectively.

All the severance pay liabilities are calculated in conformity with the international standard, according to the provisions of IAS 19 “Employee Benefits” (“IAS 19”). According to the provisions of IAS 19, the Company’s compensation plan falls within the scope of a “Defined Benefit Plan”. Therefore, the severance pay liability deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future wage hikes and employee turnover rates. The measurement is based on the discounting of expected future cash flows, according to the interest rates of high-rated NIS corporate bonds, when the payment date approximates the liability period associated with the severance benefits. In addition, the funded severance pay is measured at fair value.

3.	Investments in financial instruments

According to Israeli GAAP, investments in securities were classified as long-term investments, which are stated on the basis of cost, after deducting an impairment provision that is not temporary in nature, or as current investments, which are presented according to their fair value, while changes therein are charged to operations. According to the IFRS, these investments are classified as financial assets available for sale and are measured according to fair value. The changes in the fair value are recorded to equity, net of the tax effect.

NOTE 4 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAEL GAAP AND IFRS REPORTING (continued)

D.	Notes to balance sheet and income or loss adjustments (continued)

4.	Deferred taxes

According to Israeli GAAP, deferred tax assets were classified as current assets or as non-current assets, according to the classification of the assets that generated the tax. According to the IFRS, deferred tax assets are classified as non-current assets, even if the realization date is forecasted in the short-term.

5.	Financing income and expenses

According to Israel GAAP, financing income and expenses, net, were presented in the statement of operations. According to the IFRS, these must be presented separately.

6.	Functional and Presentation Currency

a.	Functional currency

Items included in the Company’s financial statements are measured on the basis of the currency reflecting the economic environment in which the Company operates, and the currency influencing the majority of its operations (“the Functional Currency”).

According to the IFRS, the Company’s Functional Currency is the U.S. dollar (“the Dollar”).

b.	Translation of transactions and balances

Transactions in currencies other than the Functional Currency are translated into the Functional Currency on the basis of the exchange rates prevailing as of the transaction execution date. Exchange rate differentials, which derive from settling such transactions, and from translating sums of monetary assets and liabilities quoted in foreign currency on the basis of the year-end rates, are recorded to the statements of operations.

c.	Presentation currency

The Company presents its financial statements, which are prepared in conformity with the IFRS, in new shekels (“the Presentation Currency”), in conformity with the provisions of the Securities Regulations (Preparation of Annual Financial Statements), 1993. The Company’s operating results and financial position are translated into the Presentation Currency, as follows:

(1)	Assets and liabilities were translated according to the representative exchange rates promulgated by the Bank of Israel in effect on the balance-sheet date.

(2)	Revenues and expenses included in the statements of operations are translated according to the actual rate of exchange on the transaction execution date.

(3)	Translation differentials created as a result of such accounting treatment are charged directly to equity under the item “capital reserve from translation of financial statements.”

NOTE 5 –	SUBSEQUENT EVENTS

On August 6, 2008, the parent company announced that its Management was authorized to examine the possibility of selling the Company’s operations to the public company, Scailex Corporation Ltd. (“Scailex”), whose controlling shareholder is the parent company, and to enter into negotiations with Scailex in this regard.

NOTE 6 –	Differences between Israeli and US GAAP

The Company’s financial statements are prepared in accordance with IFRS standards, which vary, in certain significant respects, from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such principal differences is presented below, together with explanations of certain adjustments made.

A.	Balance sheet adjustment

		As of June 30, 2008			As of December 31, 2007

		IFRS Standards	Effect of change to US GAAP	US GAAP	IFRS Standards	Effect of change to US GAAP	US GAAP

	Note	N I S , 0 0 0			N I S , 0 0 0

		Unaudited

Current assets			–
Cash and cash equivalents		8,124	–	8,124	12,787	–	12,787
Marketable securities		1,794	–	1,794	2,355	–	2,355
Trade receivables		89,592	–	89,592	146,145	–	146,145
Other receivables and debit	1	8,232	206	8,438	4,406	175	4,581
Inventory		16,414	–	16,414	27,121	–	27,121

Total current assets		124,156	206	124,362	192,814	175	192,989

Non-current assets
Investment in shares of the parent	2	4,004	(4,004)	-	4,004	(4,004)	-
Deferred taxes	1	206	(206)	–	175	(175)	–
Funded liability in excess of accrued severance pay, net	3	706	(394)	312	2,290	(433)	1,857
Deposits		444	–	444	252	–	252
Fixed assets		1,001	120	1,121	647	21	668
Other assets		120	(120)	–	21	(21)	–

Total non-current assets		6,481	(4,604)	1,877	7,389	(4,612)	2,777

Total assets		130,637	(4,398)	126,239	200,203	(4,437)	195,766

NOTE 6 –	Differences between Israeli and US GAAP (continued)

A.	Balance sheet adjustment (continued)

		As of June 30, 2008			As of December 31, 2007

		IFRS Standards	Effect of change to US GAAP	US GAAP	IFRS Standards	Effect of change to US GAAP	US GAAP

	Note	N I S , 0 0 0			N I S , 0 0 0

		Unaudited

Current Liabilities
Short-term credit and current maturities of long-term loans		85,000	–	85,000	–	–	–
Suppliers and service-providers		37,283	–	37,283	79,495	–	79,495
Payables and credit balances		8,794	–	8,794	22,496	–	22,496

Total current liabilities		131,077	–	131,077	101,991	–	101,991

Shareholder's Equity (capital deficit)
Share capital		1	–	1	1	–	1
Capital reserve	4	667	203	870	737	203	940
Capital reserve for financial assets available for sale		–	–	–	23	(23)	–
Capital reserve from translation of financial statements	5	(24,384)	(14,383)	(38,767)	(10,323)	(13,929)	(24,252)
Retained earnings	3,4,5	23,276	12,859	36,135	107,774	12,843	120,617
Investment in shares of the parent company		-	(3,077)	(3,077)	-	(3,531)	(3,531)

Total equity		(440)	(4,398)	(4,838)	98,212	(4,437)	93,775

Total liabilities and equity		130,637	(4,398)	126,239	200,203	(4,437)	195,766

NOTE 6 –	Differences between Israeli and US GAAP (continued)

B.	Statement of operations reconciliation

	For the period of six months ended June 30	For the period of three months ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Net income per statement of operations	15,502	1,583	33,194

Items that increase net income
Change in accrued severance pay, net	39	42	–
Reversal of loss from marketable securities	–	305	–
Change in taxes on income	7	–	42

	46	347	42

Items that reduce net income
Change in accrued severance	–	–	(172)
Change in taxes on income	–	(76)	–
Reversal of loss from marketable securities	(30)	–	(142)

	(30)	(76)	(314)

Net income according to US GAAP	15,518	1,854	32,922

C.	Statement of cash flows adjustment

There are no material changes in the Company’s statement of cash flows, for the periods of six months and three months ended June 30, 2008 and for the year ended December 31, 2007, as presented in the financial statements and between the statement of cash flows required under US GAAP.

NOTE 6 –	Differences between Israeli and US GAAP (continued)

D.

Items for adjustment of balance sheets as of December 31, 2007, 2006 and 2005 or income or loss adjustments for the periods of six months and three months ended June 30, 2008 and for the year ended December 31, 2007:

1.	Deferred taxes

According to IFRS, deferred tax assets are classified as non-current assets, even if their realization date is expected to be within the short-term.

According to US GAAP, deferred tax assets were classified as current assets or non-current assets, according to the classification of the asset for which they were created.

2.	Investment in shares of parent company

The investment was recorded initially at cost in U.S. dollars. Translation differentials arising from translation to the Presentation Currency are charged to the capital reserve from translation of financial statements. This investment was classified, in accordance with US GAAP, and presented as a contra-equity account in the Company’s separate financial statements.

3.	Accrued severance pay, net

All accrued severance pay liabilities are calculated, in conformity with the international standard, according to IAS 19 “Employee Benefits” (“IAS 19”). In conformity with IAS 19, the Company’s severance pay plan meets the definition of a “Defined Benefit Plan” provided in IAS 19. Therefore, the accrued severance pay liability deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future wage hikes and the rate of employee turnover. The measurement is done on the basis of discounted expected future cash flows, at the interest rates of high-rated shekel corporate bonds, with a maturity date approximating the liability period associated with severance pay. Likewise, the funded severance pay is measured at fair value.

According to US GAAP, the accrued severance pay liability is charged, under similar circumstances, as accrued, when the terms that entitle the employee to receive payment upon termination (according to Israeli law – after one year of employment, at the latest), at whatever sum the employee will be entitled to receive upon severance.

4.	Share-based payments

The Company has employee option plans which, in conformity with IFRS 2 – “Share-based Payment”, meets the definition of “a share-based payment settled in capital instruments”.

In conformity with IFRS, the Company applied the provisions of IFRS 2 also for capital instruments granted before March 15, 2007 but after November 7, 2002, which were not vested as of January 1, 2007.

In conformity with US GAAP, the Company’s capital instruments that were not vested as of January 1, 2006, meet the definition of “a share-based payment settled in capital instruments”.

5.	Investments in financial instruments

In conformity with IFRS, investments in marketable securities are classified as financial assets available for sale and are measured at fair value. Changes in fair value are recorded to equity, net of the tax effect.

In conformity with US GAAP, investments in marketable securities were classified as investments for trading purposes, according to a decision by Management, and are measured at fair value. Changes in value are recorded to the statement of operations.

Suny Telecom (1994) Ltd.

FINANCIAL STATEMENTS
AS OF DECEMBER 31
2 0 0 7

GOLDSTEIN SABO TEVET - Certified Public Accountants (Isr.)

A l r o v T o w e r , 4 6 R o t h s c h i l d B l v d . , T e l - A v i v , I S R A E L 6 6 8 8 3 .
P h o n e : ( 9 7 2 ) (3) 5 6 6 5 0 0 6 . F a c s i m i le : ( 9 7 2 ) (3) 5 6 6 5 0 0 1 . W e b s i t e : w w w . g s t . c o . i l

Auditors’ Report to the Shareholders of
Suny Telecom (1994) Ltd.

We have audited the accompanying balance sheets of Suny Telecom (1994) Ltd. (“the Company”) as of December 31, 2007, 2006 and 2005 and the statements of operations, statements of changes in shareholders’ equity and statements of cash flows for each of the years then ended. These financial statements are the responsibility of the board of directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005 and the results of operations, changes shareholders’ equity and cash flows for each of the years then ended, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2.A, the financial statements are presented in reported amounts, in accordance with the Accounting Standards of the Israel Accounting Standards Board.

Accounting standards accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such principal differences is presented in Note 24 to the financial statements.

Goldstein Sabo Tevet
Tel Aviv, March 25, 2008	Certified Public Accountants (Isr.)

SUNY TELECOM (1994) LTD.
B A L A N C E  S H E E T

		As of December 31

	Note	2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

A S S E T S

Current assets
Cash and cash equivalents	3	12,787	2,576	12,876
Marketable securities	4	2,355	5,180	4,746
Trade receivables	5	146,145	134,491	175,888
Other receivables and debit balances	6	4,580	8,422	18,916
Inventory		27,930	26,056	67,465

		193,797	176,725	279,891

Long-term investments and receivables
Investment in shares of parent company	7	4,004	4,004	4,004
Deposits		252	322	521
Funded liability in excess of accrued severance pay	8	1,857	1,538	819

		6,113	5,864	5,344

Fixed assets	9	745	1,012	1,429

Other assets	10	22	–	–

		200,677	183,601	286,664

		As of December 31

	Note	2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

Liabilities and Equity

Current liabilities	11	–	16,608	455
Short-term credit	12	79,495	61,120	90,888
Trade payables	13	22,496	12,332	107,915

		101,991	90,060	199,258

Commitments, liens and guarantees	14, 23

Shareholders’ equity
Share capital	15	1	1	1
Capital reserves		540	315	–
Retained earnings		98,145	93,225	87,405

		98,686	93,541	87,406

		200,677	183,601	286,664

The accompanying notes are an integral part of the financial statements.

/s/ Ilan Ben-Dov	/s/ Shahar Landau

Ilan Ben-Dov	Shahar Landau
Director	Director

Approval date of financial statements: March 25, 2008

SUNY TELECOM (1994) LTD.
S T A T E M E N T  O F  O P E R A T I O N S

		For the year ended December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

Revenue from sales and services	16	409,890	463,397	637,078
Cost of sales and services	17	339,260	367,976	494,596

Gross profit		70,630	95,421	142,482

Selling expenses	18	15,587	20,563	24,101
General and administrative expenses	19	25,985	30,008	37,365

		41,572	50,571	61,466

Operating income before financing		29,058	44,850	81,016
Financing income, net	20	1,651	371	35,317

Income before other expenses		30,709	45,221	116,333
Capital gain (loss), net		(1)	111	90

Income before taxes on income		30,708	45,332	116,423
Taxes on income	21	7,788	14,512	27,076

Net income		22,920	30,820	89,347

The accompanying notes are an integral part of the financial statements.

SUNY TELECOM (1994) LTD.
Statement of Changes in Shareholders’ Equity

	Share capital		Capital reserve	Retained earnings	Total

	R e p o r t e d N I S , 0 0 0

Balance as of January 1, 2005	(*)	1	–	148,058	148,059

Changes during the year ended December 31, 2005:

Cash dividend distribution, net		–	–	(150,000)	(150,000)
Income for the year		–	–	89,347	89,347

Balance as of December 31, 2005	(*)	1	–	87,405	87,406

Changes during the year ended December 31, 2006:

Cost of share-based payment		–	315	–	315
Cash dividend distribution, net		–	–	(25,000)	(25,000)
Income for the year		–	–	30,820	30,820

Balance as of December 31, 2006	(*)	1	315	93,225	93,541

Changes during the year ended December 31, 2007:

Cost of share-based payment		–	225	–	225
Cash dividend distribution, net		–	–	(18,000)	(18,000)
Income for the year		–	–	22,920	22,920

Balance as of December 31, 2007	(*)	1	540	98,145	98,686

(*) Rounded to the nearest NIS 1 thousands.

The accompanying notes are an integral part of the financial statements.

SUNY TELECOM (1994) LTD.
S T A T E M E N T  O F  C A S H  F L O W S

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Cash flows – operating activities

Income for the year	22,920	30,820	89,347
Adjustments to present cash flows from operating activities (see Appendix A)	19,446	(31,752)	41,100

Net cash provided by (used in) operating activities	42,366	(932)	130,447

Cash flows – investing activities

Sale of marketable securities, net	2,493	–	13,624
Deposit in severance pay fund, net	–	(719)	(191)
Realization of long-term deposits, net	70	199	(111)
Purchase of fixed assets	(94)	(107)	(531)
Repayment of supplier credit for fixed assets	(16)	(5)	(16)
Proceeds from sale of fixed assets	–	111	101

Net cash provided by (used in) investing activities	2,453	(521)	12,876

Cash flows – financing activities

Receipt (repayment) of short-term credit, net	(16,608)	16,153	386
Cash dividend distribution	(18,000)	(25,000)	(150,000)

Net cash provided by (used in) financing activities	(34,608)	(8,847)	(149,614)

Increase (decrease) in cash and cash equivalents	10,211	(10,300)	(6,291)
Cash and cash equivalents balance – beginning of year	2,576	12,876	19,167

Cash and cash equivalents balance – end of year	12,787	2,576	12,876

The accompanying notes are an integral part of the financial statements.

SUNY TELECOM (1994) LTD.
A P P E N D I C E S  T O  T H E  S T A T E M E N T  OF  C A S H  F L O W S

A. Adjustments required to present the cash flows from operating activities

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Expenses (revenues) not involving cash flows:
Depreciation and amortization	362	540	773
Loss (gain) from revaluation of marketable securities, net	332	(434)	(993)
Decrease in accrued severance pay, net	(319)	–	–
Increase in deferred taxes	(61)	(42)	52
Capital loss (gain), net	1	(111)	(90)
Cost of share-based payment	225	315	–

Changes in asset and liability items:
Decrease (increase) in trade receivables	(11,654)	41,397	(31,486)
Decrease in other receivables and debit balances	3,903	10,536	(8,359)
Decrease (increase) in inventory	(1,874)	41,409	(47,558)
Increase (decrease) in trade payables	18,367	(29,779)	37,832
Increase (decrease) in other payables and credit balances	10,164	(95,583)	90,929

	19,446	(31,752)	41,100

B. Non-cash transactions:

During the report year, other assets were purchased with supplier credit totaling NIS 24 thousand (2006 – fixed assets with credit of NIS 16 thousand; 2005 – fixed assets with credit of NIS 5 thousand).

The accompanying notes are an integral part of the condensed financial statements.

SUNY TELECOM (1994) LTD.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

Note 1 –	General

	A.	The Company -

Suny Telecom (1994) Ltd., wholly-owned and controlled by Suny Electronics Ltd., a company whose shares are traded on the Tel Aviv Stock Exchange (“the parent company”), is engaged in the importing and marketing of cellular telephone handsets and cellular telephone accessories manufactured by Samsung Electronics Co. Ltd. (“Samsung”), and in providing service for these instruments.

	B.	Related party -

As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel, including a related party as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Note 2 –	Significant accounting policies

The significant accounting policies applied in preparation of the financial statements, in a manner consistent with the prior year, are:

	A.	Financial statement reporting basis

1.

Until December 31, 2003. the Company prepared its financial statements on the basis of nominal cost adjusted for changes in the Consumer Price Index in Israel. The adjusted amounts that were included in the Company’s financial statements as of December 31, 2003 (“the transition date”) served as the starting point for financial reporting from this date henceforth.

Condensed nominal financial statements of the Company, for tax purposes, are included in Note 22.

		2.	Financial statements in reported amounts

The reported amounts, which relate to periods after the transition date, are comprised as follows:

All amounts originating in the period after the transition date are included in the financial statements at nominal values.

All amounts originating in the period before the transition date, including depreciation and amortization and changes in non-monetary items, are comprised of amounts adjusted only to the transition date, plus (or minus, as applicable) amounts in nominal values originating in changes after the transition date.

3.

The amounts according to which the non-monetary assets and liabilities are stated in these financial statements do not necessarily represent realization value or updated economic value, but rather the reported amounts (or adjusted amounts, as applicable) of those assets, on the relevant dates.

Note 2 –	Significant accounting policies (cont.)

	B.	Cash and cash equivalents

Includes bank deposits with an original term to maturity of not more than three months.

	C.	Marketable securities

Marketable securities that constitute a current investment are stated at their market value. Changes in the value of these securities are included in the statement of operations, in the financing item.

	D.	Provision for doubtful debts

The provision for doubtful debts is calculated specifically for debts, the collection of which is doubtful in the opinion of the Company’s management.

	E.	Inventory

Inventory is valued at the lower of cost, on the basis of “first in – first out”, or market value.

	F.	Investment in shares of parent company

In accordance with the provisions of Opinion 57 of the Institute of Certified Public Accountants in Israel, the Company’s investment in the shares of a related party (the parent company) is deemed a reciprocal holding of securities. Therefore, this investment is stated at cost.

	G.	Fixed assets

		1.	Assets are stated at cost. Improvements and renovations are capitalized to the cost of the assets, whereas current maintenance and repairs are expensed.

		2.	Depreciation is calculated by the straight-line method, over the estimated useful life of the assets.

The annual depreciation rates are:

%

Instruments and equipment	7-25
Office furniture and equipment	7-15
Computers and peripheral equipment	33
Vehicles	15
Leasehold improvements	7

3.

The residual value and the useful life of each asset are examined, at least at the end of every year. The changes are accounted for prospectively, as a change in accounting estimate. The need for recording an impairment provision is also examined (see Par. O. below).

H.	Other assets

Computer software and licenses are stated at cost. The assets are amortized at an annual rate of 33%, according to the expected period of economic benefit.

I.	Deferred taxes

Deferred taxes are calculated for temporary differences between the timing of amounts included in the adjusted financial statements and the amounts taken into account for tax purposes. Deferred tax balances are calculated according to the tax rate expected to be in effect when these taxes flow through to the statement of operations, based on information available at the time the financial statements are prepared.

Note 2 –	Significant accounting policies (cont.)

	J.	Share-based payment

The cost of employee benefits settled in capital instruments, such as shares or options for shares of the Company and/or the parent company, is measured according to the fair value of the financial instruments on the grant date. Additional expense will be charged if a change will be made to the terms of the arrangement, which increases its total fair value. The cost is charged to the Company’s statement of operations concurrent with a corresponding increase in its shareholders’ equity, over the period in which the conditions of the service are fulfilled, a period ending on the date the employees are eligible for compensation (vesting period).

	K.	Revenue recognition

Revenues from product sales are included when the products are supplied, the date that the significant risks and rewards deriving from ownership are transferred to the buyer; the Company does not retain any ongoing managerial involvement that characterizes ownership and does not retain effective control of the goods sold; the amount of revenues and costs that were generated or could be generated by the transaction may be reliably measured, and the economic benefits deriving from the transaction are expected to flow to the Company.

Revenues from service fees are included over the service contract period.

	L.	Product warranty

The estimated warranty expenses are expensed during the period in which the sales revenue from these products was recorded. The average warranty period in respect of the products is about 12 months.

	M.	Estimates

Within the framework of financial statement preparation, in conformity with generally accepted accounting principles, the Company’s management is required to use estimates and to make assessments and assumptions that impact the reported data relating to the assets and liabilities and to contingent assets and liabilities as of the date of the financial statements, and on the revenue and expense data during the reported periods. The actual results could differ from these estimates and assessments.

	N.	Fair value of financial instruments

The Company’s financial instruments are comprised of non-derivative assets and liabilities, which mainly include working capital items.

Due to their nature, the fair value of the financial instruments included in working capital is generally the same or approximate their carrying value.

	O.	Impairment of assets

Periodically, the Company evaluates the need to record an impairment provision, in order to assure that its fixed assets and other assets. are not stated at an amount exceeding their “recoverable amount”, which is the higher of the net sales price and the present value of the estimated future cash flows expected to derive from the use and realization of the asset. A recognized impairment loss will be reversed only when changes have occurred in the estimates used to determine the asset’s recoverable amount.

	P.	Reclassification

Certain items included in the comparative figures for prior periods in the financial statements were reclassified, in order to faithfully reflect the classification of those items in the current financial statements.

Note 2 –	Significant accounting policies (cont.)

	Q.	Linked balances and foreign currency balances

1.

Balances denominated in or linked to foreign currency are included in the financial statements at the representative exchange rates. Balances linked to the Consumer Price Index (“CPI”) are included on the basis of the relevant CPI for each linked asset or liability.

		2.	Presented below are data on the CPI and representative exchange rate of the U.S. dollar:

	Consumer Price Index (*) Points	Exchange rate of $1 NIS

In month at end of period
December 2007	113.6	3.85
December 2006	109.9	4.23
December 2005	110.0	4.60

	%	%

Rate of change during the year
Year ended December 31, 2007	3.4	(9.0)
Year ended December 31, 2006	(0.1)	(8.1)
Year ended December 31, 2005	2.4	6.8

(*)	According to CPI for month ended on balance sheet date, at the average basis of 2000=100 points.

R.	Initial application of Accounting Standards

1.

Beginning January 1, 2007, the Company has applied Accounting Standard No. 26 – Inventory (“the Standard”), of the Israel Accounting Standards Board (“ASB”), which provides the financial statement accounting treatment and measurement of inventory.

The initial application of the Standard did not have a material effect on the financial statements.

2.

Beginning January 1, 2007, the Company has applied Accounting Standard No. 27 of the ASB – Fixed Assets, and No. 28 – Amendment of Transitional Provisions of Accounting Standard 27 (“the Standards”), which provide the accounting treatment of fixed assets required in the financial statements.

In view of the Company’s decision to apply the cost model, the initial application of the Standard did not have a material effect on the financial statements.

3.

Beginning January 1, 2007, the Company has applied Accounting Standard No. 30 of ASB – Intangible Assets, which was published in March 2007 (“the Standard”). The Standard is based on International Accounting Standard No. 38, which provides the accounting treatment, recognition and measurement and disclosure requirements related to intangible assets that are not dealt with in another Standard. With its publication, Accounting Standard No. 20 (Amended) of ASB was cancelled.

Note 2 –	Significant accounting policies (cont.)

	S.	Disclosure of the effect of new Accounting Standard in the period before application

In July 2006, Accounting Standard No. 29 of the ASB (“the Standard”) was published regarding the adoption of International Financial Reporting Standards (“IFRS Standards”) in Israel.

IFRS Standards are standards and interpretations that were adopted by the International Accounting Standards Board, and they include international financial reporting standards (IFRS), international accounting standards (IAS), and interpretations prescribed by the International Financial Reporting Interpretations Committee (IFRIC) or the committee that preceded it for interpretation of international accounting standards (SIC).

The Standard allows the Company to adopt the said provisions in its financial statements. If the Company elects to apply IFRS Standards, it will have to provide financial statement disclosure, inter alia, of the adjustments to shareholders’ equity or income or losses that were reported in the past for reporting periods for which their comparative periods are included in the financial statements, as a result of the transition from the existing standards to reporting according to IFRS Standards.

The application of IFRS Standards could have a material effect on the Company’s assets and liabilities, and hence, also on the Company’s financial position and operating results, as they will be reflected in its financial statements. Adoption of the Standards requires the Company to evaluate the differences between the IFRS Standards and the accounting standards now practiced in Israel – which requires considerable time and resources.

The Company intends to change to reporting according to IFRS Standards during 2008. The initial adoption of the IFRS Standards will be carried out while applying IFRS Standard 1 – Initial Adoption of IFRS Standards.

Note 3 –	Cash and cash equivalents

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
In Israeli currency	3,031	545	3,956
Linked to the U.S. dollar	9,756	2,031	8,920

	12,787	2,576	12,876

Note 4 –	Marketable securities

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Certificates of participation in mutual funds	2,355	2,504	2,279
Non-marketable bonds	–	2,676	2,467

	2,355	5,180	4,746

Note 5 –	Trade receivables

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Open accounts	146,016	133,440	175,121
Post-dated checks and credit card vouchers receivable	129	1,051	767

	146,145	134,491	175,888

Includes major customers – partially linked to foreign currency
Customer A	109,612	82,714	64,853

Customer B	17,074	36,073	41,080

Customer C	19,037	14,309	50,844

Net of provision for doubtful debts of	6	39	35

Includes related parties	–	–	18,364

Note 6 –	Other receivables and debit balances

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Employees	689	566	752
Related parties	–	6,536	2,387
Government institutions	3,385	927	15,620
Prepaid expenses	93	87	33
Income receivable	–	84	–
Advances to suppliers	239	109	53
Deferred taxes	174	113	71

	4,580	8,422	18,916

Note 7 –	Investment in shares of parent company

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Cost	4,004	4,004	4,004

Market value	32,928	46,801	48,529

Number of shares, NIS 0.25 par value each	2,741,728	2,741,728	2,741,728

Percentage of issued capital	8.39%	8.42%	8.42%

Note 8 –	Funded liability in excess of accrued severance pay

		As of December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

A.	Composition:
	Funded liability	6,190	5,789	5,295
	Net of – accrued severance pay	4,333	4,251	4,476

		1,857	1,538	819

B.

The Company’s liabilities for the payment of accrued severance pay and retirement to its employees, calculated on the basis of their salary and their period of employment, are covered by premium payments for managers’ insurance and by the funded severance pay. The amounts accrued for the insurance policies were not included in the financial statements, since they are not under the Company’s control and management.

C.	The balance in the severance pay fund includes accrued earnings. A withdrawal from the severance pay fund is contingent on compliance with the provisions of the Severance Pay Law in Israel.

Note 9 –	Fixed assets

Composition:

	Instruments and equipment	Furniture and office equipment	Computers and peripheral equipment	Vehicles	Leasehold Improvements	Total as of December 31

						2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Cost (*)
Balance – beginning of year	6,110	768	2,000	18	13	8,909	9,194	9,367
Additions for year	28	7	59	–	–	94	123	536
Disposals for year	2,069	77	1,361	18	–	3,525	408	709

	4,069	698	698	–	13	5,478	8,909	9,194

Accumulated depreciation
Balance – beginning of year	5,526	361	1,990	16	4	7,897	7,765	7,690
Additions for year	294	49	15	1	1	360	540	773
Disposals for year	2,069	77	1,361	17	–	3,524	408	698

	3,751	333	644	–	5	4,733	7,897	7,765

Net book value	318	365	54	–	8	745	1,012	1,429

(*) Includes cost of fully depreciated assets of						3,747	6,300	6,371

Note 10 –	Other assets

As of December 31

		2 0 0 7	2 0 0 6	2 0 0 5

R e p o r t e d N I S , 0 0 0

A.	Composition:
	Cost of intangible assets	24	–	–
	Disposals	–	–	–

		24	–	–

	Less – accumulated amortization	2	–	–
	Disposals	–	–	–

		2	–	–

		22	–	–

Note 11 –	Short-term credit

2006 - includes short-term bank credit bearing annual interest at the rate of 5.75%.

Note 12 –	Trade payables

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Open debts	79,045	60,426	89,938
Post-dated checks payable	450	694	950

	79,495	61,120	90,888

Includes major supplier overseas	75,800	55,615	87,873

Note 13 –	Other payables and credit balances

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Employees and salary-related	2,604	2,852	3,162
Government institutions	4,840	2,552	7,808
Related parties	10,894	–	90,318
Provision for product warranty	2,862	3,267	3,240
Accrued expenses and sundry	1,296	3,661	3,387

	22,496	12,332	107,915

Note 14 –	Commitments

A.	Agreements with related parties

Agreements were signed between the Company and related parties which arrange the business relations between them, the way transactions are effected and their financing. Company management believes that the allocation of expenses between the related parties, pursuant to these agreements, is proper.

B.	Exclusive distribution agreement for marketing Samsung products:

1.

In July 1998, the Company entered into an agreement with Samsung (“the Samsung Agreement”), under which it was appointed the exclusive distributor in Israel and areas covered by Israeli operators, of cellular telephones using the CDMA technology manufactured by Samsung, intended for customers of Pelephone Communications Ltd. (“Pelephone”). The Samsung agreement is extended from time to time, for additional periods.

In December 2007, the Samsung Agreement was extended for an additional two years, beginning January 2008.

Note 14 –	Commitments (continued)

2.

In February 2001, the Company entered into additional agreements with Samsung (“the Additional Samsung Agreements”), under which it was appointed the exclusive distributor in Israel of cellular telephones using the GSM and TDMA technologies manufactured by Samsung.

In October 2002, an agreement was signed extending the Company’s appointment as exclusive distributor of the cellular communication products using the GSM and TDMA technologies for a period of two years, until September 2004, subject to the conditions stipulated in the agreement.

In September 2004, an agreement was signed extending the Company’s appointment as exclusive distributor of cellular communication products using the GSM technology for a two-year period, until September 2006, subject to the conditions stipulated in the agreement.

In October 2006, the effective period of the agreement was extended for an additional year, commencing September 1, 2006.

In October 2007, the effective period of the agreement was extended for an additional year, commencing September 1, 2007.

	3.	The Company markets the cellular telephones using different technologies for Pelephone, Cellcom Israel Ltd. and Partner Communications Ltd., which operate cellular communication networks in Israel.

4.

Pursuant to the Samsung Agreement and the Additional Samsung Agreements, the Company has committed to provide repair services for Samsung-manufactured handsets that it sells, and to be responsible for making such repairs.

Note 15 –	Share capital

	As of December 31, 2007, 2006 and 2005

	Authorized capital	Issued and paid-up capital

	Number of shares	N I S

Ordinary shares, NIS 1 par value each	23,800	(*) 100

(*) Share capital is stated in the balance sheet rounded to the nearest NIS 1 thousand.

Note 16 –	Revenues from sales and services

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Includes:
Revenues from major customers:
Customer A	211,475	258,083	249,880

Customer B	102,963	104,118	172,461

Customer C	67,847	69,444	160,016

Revenues from related company	23,257	24,924	36,505

Note 17 –	Cost of sales

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Purchases (1)	322,231	308,867	523,985
Salaries and related expenses	14,085	14,617	15,471
Increase (decrease) in warranty provision	(404)	26	(1,203)
Other expenses (2)	4,910	2,560	3,193
Add (deduct) – decrease (increase) in inventory	(1,874)	41,409	(47,558)

	338,948	367,479	493,888
Depreciation, amortization and disposals	312	497	708

	339,260	367,976	494,596

(1) Includes purchases from major supplier	283,247	268,057	457,486

(2) Includes rental fees to related party	1,620	1,620	1,627

Note 18 –	Selling expenses

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Salaries and related expenses	5,185	5,953	6,302
Advertising, marketing and commissions, net	7,848	11,295	14,889
Professional fees	1,145	1,334	1,131
Depreciation, amortization and disposals	50	45	64
Other	1,359	1,936	1,715

	15,587	20,563	24,101

Note 19 –	General and administrative expenses

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Salaries and related expenses	641	901	2,169
Office maintenance	416	433	495
Management fees to related party	22,545	25,487	31,823
Other	2,383	3,187	2,878

	25,985	30,008	37,365

Note 20 –	Financing income, net

Includes dividend received from the parent company of NIS 1,705 thousand (2006 – NIS 1,883 thousand, 2005 – NIS 32,556 thousand).

Note 21 –	Taxes on income

		For the year ended December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

A.	Composition:
	Current taxes – provision	7,849	14,554	27,024
	Less – deferred taxes	(61)	(42)	52

		7,788	14,512	27,076

B.	Reconciliation of theoretical tax to actual tax expenses:

		For the year ended December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

	Composition:
	Income before taxes on income, as in Statement of Operations	30,708	45,332	116,423

	Tax rate applicable to the Company	29%	31%	34%

	Theoretical tax calculated according to tax rate applicable to the Company	8,905	14,053	39,584
	Income for which deferred taxes were not created	–	(135)	–
	Adjustment for expenses that are not yet deductible/(currently deductible), net	310	977	(5)
	Adjustments for prior years	(326)	510	(241)
	Adjustment for capital gains, net	–	–	(31)
	Adjustment for tax-exempt income	(494)	(584)	(11,069)
	Adjustment for change in tax rate	(26)	8	–
	Adjustment for inflationary effect in Israel	(581)	(317)	(1,162)

	Tax expenses, in Statement of Operations	7,788	14,512	27,076

Note 21 –	Taxes on income (continued)

C.

The Company has been issued final tax assessments for the tax years through 2000. The tax assessment for year 2002 became final at the end of 2006. For the year 2003, an objection was filed to an assessment issued to the Company, in which it was found liable for tax in the principal amount of NIS 486 thousand. The Company assesses that the prospects for its acceptance – are good.

	D.	Taxes under inflationary conditions

According to Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes in Israel were measured on a “real” basis, adjusted to the changes in the CPI in Israel. The applicability of this law was limited, subsequent to the balance sheet date, in an Amendment to the Law, which was passed by the Knesset in February 2008.

Accordingly, beginning from January 1, 2008, the results for tax purposes will be measured on a nominal basis, with certain adjustment deriving from the transitional provisions stipulated in the Amendment.

	E.	Change in corporate tax rate

On July 25, 2005, the Knesset passed an Amendment to the Income Tax Ordinance (No. 147) (Temporary Provision), 2005 (“the Amendment”). The Amendment provides a gradual reduction in the corporate tax rate in Israel, as follows: In 2008, a tax rate of 27% will apply (compared with a rate of 29% in 2007), in 2009 – 26% and from 2010 henceforth, a rate of 25% will apply. Moreover, it was provided that as from year 2010, a real capital gain will be subject to tax at a rate of 25%.

The Company assesses that the Amendment does not have a material effect on the financial statements.

Note 22 –	Condensed Company financial statements, in nominal values, for tax purposes

A.

The Company includes historical nominal data for income tax purposes alone. These statements were prepared in accordance with generally accepted accounting principles on the basis of the historical cost convention, without taking into account the changes in the general purchasing power of the Israeli currency.

	B.	Balance sheet

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	N I S , 0 0 0

Assets

Current assets

Cash and cash equivalents	12,787	2,576	12,876
Marketable securities	2,355	5,180	4,746
Trade receivables	146,145	134,491	175,888

Other receivables and debit balances	4,580	8,422	18,916
Inventory	27,930	26,056	67,465

	193,797	176,725	279,891

Long-term investments and receivables

Investment in parent company’s shares	3,630	3,630	3,630
Deposits	252	322	521
Funded liability in excess of accrued severance pay	1,857	1,538	819

	5,739	5,490	4,970

Fixed assets	731	995	1,412

Other assets	22	–	–

	200,289	183,210	286,273

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	N I S , 0 0 0

Liabilities and Equity

Current liabilities

Short-term credit	–	16,608	455
Trade payables	79,495	61,120	90,888
Other payables and credit balances	22,496	12,332	107,915

	101,991	90,060	199,258

Shareholders’ equity

Share capital	1	1	1
Capital reserves	540	315	–
Retained earnings	97,757	92,834	87,014

	98,298	93,150	87,015

	200,289	183,210	286,273

Note 22 –	Condensed Company financial statements, in nominal values, for tax purposes (continued)

	C.	Statement of operations

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	N I S , 0 0 0

Revenues from sales and services	409,890	463,397	637,078
Cost of sales and services	339,260	367,976	494,595

Gross profit	70,630	95,421	142,483

Selling expenses	15,584	20,563	24,098
General and administrative expenses	25,985	30,008	37,365

	41,569	50,571	61,463

Operating income before financing income	29,061	44,850	81,020
Financing income, net	1,651	371	35,317

Income before other income	30,712	45,221	116,337
Capital gain (loss), net	(1)	111	90

Income before taxes on income	30,711	45,332	116,427
Taxes on income	7,788	14,512	27,076

Income for the year	22,923	30,820	89,351

D.	Statement of changes in shareholders’ equity

	Share capital		Capital reserve	Retained earnings	Total

	N I S , 0 0 0

Balance as of January 1, 2005	(*)	1	–	147,663	147,664

Changes during the year ended December 31, 2005:
Cash dividend distribution, net		–	–	(150,000)	(150,000)
Income for the year		–	–	89,351	89,351

Balance as of December 31, 2005	(*)	1	–	87,014	87,015

Changes during the year ended December 31, 2007:
Cost of share-based payment		–	315	–	315
Cash dividend distribution, net		–	–	(25,000)	(25,000)
Income for the year		–	–	30,820	30,820

Balance as of December 31, 2007	(*)	1	315	92,834	93,150

Changes during the year ended December 31, 2006:
Cost of share-based payment		–	225	–	225
Cash dividend distribution, net		–	–	(18,000)	(18,000)
Income for the year		–	–	22,923	22,923

Balance as of December 31, 2006	(*)	1	540	97,757	98,298

(*) Rounded to the nearest NIS 1 thousand.

Note 23 –	Liens and guarantees

	A.	To secure the Company’s liabilities to banks, including letters of credit issued by the banks, the parent company registered liens on securities it holds.

	B.	To secure contingent charges, the Company issued an Israeli CPI-linked bank guarantee totaling NIS 476 thousand in favor of the customs collector.

	C.	The balance of the Company’s liabilities secured by the above liens, as of the date of the financial statements, totals NIS 75,800 thousand.

Note 24 –

Differences between Israeli and US GAAP

The Company’s financial statements are prepared in accordance with accounting standards generally accepted in Israel (“Israeli GAAP”), which vary, in certain significant respects, from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such principal differences is presented below, together with explanations of certain adjustments made.

	A.	Balance sheet adjustment

		As of December 31, 2007			As of December 31, 2006

		Israeli GAAP	Effect of change to US GAAP	US GAAP	Israeli GAAP	Effect of change to US GAAP	US GAAP

	Note	R e p o r t e d N I S , 0 0 0			R e p o r t e d N I S , 0 0 0

Current assets
Cash and cash equivalents		12,787	–	12,787	2,576	–	2,576
Marketable securities		2,355	–	2,355	5,180	–	5,180
Trade receivables		146,145	–	146,145	134,491	–	134,491
Other receivables and debit balances		4,580	1	4,581	8,422	–	8,422
Inventory	1	27,930	(809)	27,121	26,056	(567)	25,489

		193,797	(808)	192,989	176,725	(567)	176,158

Long-term investments and receivables
Investment in shares of parent company	1,3	4,004	(4,004)	-	4,004	(4,004)	-
Funded liability in excess of accrued severance pay		252	–	252	322	–	322
Deposits		1,857	–	1,857	1,538	–	1,538

		6,113	(4,004)	2,109	5,864	(4,004)	1,860

Fixed assets	1	745	(77)	668	1,012	(54)	958

Other assets		22	(22)	–	–	–	–

Total assets		200,677	(4,911)	195,766	183,601	(4,625)	178,976

Note 24 –	Differences between Israeli and US GAAP (continued)

	A.	Balance sheet adjustment (continued)

		As of December 31, 2007			As of December 31, 2006

		Israeli GAAP	Effect of change to US GAAP	US GAAP	Israeli GAAP	Effect of change to US GAAP	US GAAP

	Note	R e p o r t e d N I S , 0 0 0			R e p o r t e d N I S , 0 0 0

Current liabilities
Short-term credit and current maturities of long-term loans		–	–	–	16,608	–	16,608
Trade payables		79,495	–	79,495	61,120	–	61,120
Other payables and credit balances		22,496	–	22,496	12,332	–	12,332

		101,991	–	101,991	90,060	–	90,060

Shareholders’ equity
Share capital		1	–	1	1	–	1
Capital reserves	2	540	400	940	315	366	681
Capital reserve from translation of financial statements	1	–	(24,252)	(24,252)	–	(13,582)	(13,582)
Retained earnings	1	98,145	22,472	120,617	93,225	12,470	105,695

Investment in shares of parent company		-	(3,531)	(3,531)	-	(3,879)	(3,879)

Shareholders’ equity		98,686	(4,911)	93,775	93,541	(4,625)	88,916

Total liabilities and equity		200,677	(4,911)	195,766	183,601	(4,625)	178,976

Note 24 –	Differences between Israeli and US GAAP (continued)

	B.	Adjustment of income or loss

	For the year ended December 31

	2 0 0 7	2 0 0 6

	R e p o r t e d N I S t h o u s a n d s

Net income per statement of operations	22,920	30,820

Items increasing net income
Effect of functional currency	10,036	12,568

	10,036	12,568

Items reducing net income
Cost of share-based payment	(34)	(84)

	(34)	(84)

Net income according to US GAAP	32,922	43,304

C.	Cash flow adjustments

There are no material changes in the Company’s statement of cash flows for the years ended December 31, 2007 and 2006, between that presented in the financial statements and in the statement of cash flows required according to US GAAP.

Note 24 –	Differences between Israeli and US GAAP (continued)

	D.	Items for adjustment of balance sheet as of December 31, 2007 and 2006 or income or loss for the years then ended:

		1.	Functional and presentation currency

			a.	Functional Currency

According to Israeli GAAP, the Company’s financial statements are denominated in the Israeli currency, and financial statement items are included on the basis of the Israeli shekel. According to US GAAP, items included in the Company’s financial statements are measured on the basis of the currency that reflects the economic environment in which the Company operates, and which influences the majority of its operations (“the Functional Currency”).

According to these rules, the Company’s Functional Currency is the U.S. dollar (“the Dollar”).

			b.	Translation of transactions and balances

Transactions in a currency other than the Functional Currency are translated into the Functional Currency on the basis of the exchange rates prevailing as of the transaction execution date. Exchange rate differentials deriving from settling these transactions and deriving from translations of financial asset and liability amounts denominated in foreign currency on the basis of end-of-period rates are recorded to the statements of operations.

			c.	Presentation Currency

The Company presents its financial statements, even those in conformity with US GAAP, in New Israeli Shekels (“the Presentation Currency”). Operating results and financial position of the Company are translated into the Presentation Currency as follows:

(1) Assets and liabilities were translated according to the representative exchange rates promulgated by the Bank of Israel in effect on the balance-sheet date.

(2) Revenues and expenses included in the statements of operations are translated according to the actual representative exchange rate on the execution date of the transaction.

(3) Translation differentials resulting from this accounting treatment is recorded directly to shareholders’ equity in “reserve from translation differentials”.

		2.	Share-based payments

According to Israeli GAAP, employee option plans which granted after March 15, 2005, meet the definition of “a share-based payment settled in capital instruments”.

In conformity with US GAAP, the Company’s capital instruments that were not vested as of January 1, 2006, meet the definition of “a share-based payment settled in capital instruments”.

Note 24 –	Differences between Israeli and US GAAP (continued)

	D.	Items for adjustment of balance sheet as of December 31, 2007 and 2006 or income or loss for the years then ended (continued):

		3.	Investment in the shares of the parent company

The Company’s investment in the parents’ company shares was presented, according to Israeli GAAP, as a long term investment, based on the cost of the shares acquired.

This investment should be reclassified, in accordance with US GAAP, and presented as a contra-equity account in the Company’s separate financial statements.

DIN DYNAMIC LTD.

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2008

DIN DYNAMIC LTD.

BALANCE SHEET

	As of June 30	As of December 31

	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited

ASSETS

Current Assets
Cash and cash equivalents	489	486
Trade receivables	14,867	18,232
Other receivables and debit balances	4,840	5,461
Inventory	9,498	10,445

Total current assets	29,694	34,624

Non-current Assets
Deferred taxes	210	159
Funded liability in excess of accrued severance pay, net	392	1,476
Deposits	338	278
Fixed assets	4,623	4,528
Other assets	4,623	4,423

Total non-current assets	10,186	10,864

	39,880	45,488

	As of June 30	As of December 31

	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited

LIABILITIES AND EQUITY

Current Liabilities

Short-term credit	25,000	–
Trade payables	3,029	4,027
Payables and credit balances	6,384	6,802

Total current liabilities	34,413	10,829

Shareholders' Equity	5,467	34,659

	39,880	45,488

The accompanying notes are an integral part of the condensed financial statements.

/s/ Ilan Ben-Dov	/s/ Anat Shfecht

Ilan Ben-Dov	Anat Shfecht
Director	C.E.O.

Approval date of the financial statements: August 21, 2008.

DIN DYNAMIC LTD.

STATEMENT OF OPERATIONS

	For the six-month period ended June 30	For the three-month period ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Revenue from sales and services	68,077	34,436	138,180
Cost of sales and services	44,421	22,364	88,703

Gross profit	23,656	12,072	49,477

Selling expenses	15,706	8,336	30,406
General and administrative expenses	6,542	4,094	10,061

	22,248	12,430	40,467

Operating income (loss), before financing income	1,408	(358)	9,010

Financing income	76	61	574
Financing expenses	(377)	34	(90)

	(301)	95	484

Income (loss) before taxes on income	1,107	(263)	9,494
Taxes on income	277	(79)	2,420

Net income (loss) for the period	830	(184)	7,074

Attributed to:
Shareholders of the Company	830	(184)	7,074

The accompanying notes are an integral part of the condensed financial statements.

DIN DYNAMIC LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital reserve	Retained earnings	Total equity

	N I S , 0 0 0

	For the six-month period ended June 30, 2008

	Unaudited

Balance as of January 1, 2008	1	175	34,483	34,659

Changes during the period ended June 30, 2008:
Cost of share-based payments	–	(22)	–	(22)
Dividend distribution	–	–	(30,000)	(30,000)
Income for the period	–	–	830	830

Balance as of June 30, 2008	1	153	5,313	5,467

	Share capital	Capital reserve	Retained earnings	Total equity

	N I S , 0 0 0

	For the three-month period ended June 30, 2008

	Unaudited

Balance as of April 1, 2008	1	151	35,497	35,649

Changes during the period ended June 30, 2008:
Cost of share-based payments	–	2	–	2
Dividend distribution	–	–	(30,000)	(30,000)
Loss for the period	–	–	(184)	(184)

Balance as of June 30, 2008	1	153	5,313	5,467

	Share capital	Capital reserve	Retained earnings	Total equity

	N I S , 0 0 0

	For the year ended December 31, 2007

Balance as of January 1, 2007	1	144	27,409	27,554

Changes during the year ended December 31, 2007:
Cost of share-based payments	–	31	–	31
Income for the year	–	–	7,074	7,074

Balance as of December 31, 2007	1	175	34,483	34,659

The accompanying notes are an integral part of the condensed financial statements.

DIN DYNAMIC LTD.

STATEMENT OF CASH FLOWS

	For the six-month period ended June 30	For the three-month period ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Cash flows - operating activities (see Appendix A below)	5,888	5,376	6,867

Cash flows - investing activities

Realization of (investment in) long-term deposits, net	(60)	(50)	9
Purchase of fixed assets	(825)	(241)	(283)
Investment and purchase of other assets	–	–	(65)

Net cash used in investing activities	(885)	(291)	(339)

Cash flows - financing activities

Receipt (repayment) of short-term credit, net	25,000	25,000	(6,526)
Dividend distribution	(30,000)	(30,000)	–

Net cash used in financing activities	(5,000)	(5,000)	(6,526)

Increase in cash and cash equivalents	3	85	2
Cash and cash equivalents balance - beginning of period	486	404	484

Cash and cash equivalents balance - end of period	489	489	486

The accompanying notes are an integral part of the condensed financial statements.

DIN DYNAMIC LTD.

APPENDICES TO THE STATEMENT OF CASH FLOWS

A. Adjustments required in order to present the cash flows in the current operations

	For the six-month period ended June 30	For the three-month period ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Income (loss) during the period	830	(184)	7,074

Expenses (revenues) not involving cash flows:
Depreciation and amortization	762	516	957
Increase (decrease) in accrued severance pay, net	1,084	764	(864)
Increase in deferred taxes	(51)	(6)	(3)
Cost of share-based payment in the Company, net	(22)	2	31

	2,603	1,092	7,195

Changes in asset and liability items:
Decrease in trade receivables	3,365	1,256	3,167
Decrease (increase) in other receivables and debit balances	(33)	3,079	(4,358)
Decrease (increase) in inventory	947	(742)	488
Increase (decrease) in trade payables	(576)	599	1,386
Increase (decrease) in other payables and credit balances	(418)	92	(1,011)

	3,285	4,284	(328)

Net cash provided by operating activities	5,888	5,376	6,867

B. Non-cash transactions:

1.	During the report period, fixed assets and other assets were purchased with supplier credit totalling NIS 162 thousand (2007 – NIS 584 thousand).

2.	During the report period, fixed assets and other assets were purchased from the parent company against a reduction of the balance of the parent company’s debt of NIS 654 thousand.

The accompanying notes are an integral part of the condensed financial statements.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

NOTE 1 –	GENERAL

A.	Initial adoption of the International Financial Reporting Standards

These financial statements have been prepared for the first time in conformity with the International Financial Reporting Standards (“IFRS”) in a condensed format as of June 30, 2008, and for the periods of six months and three months then ended (“the Interim Statements”). The comparative figures relating to the full year 2007 are also presented in conformity with IFRS.

IFRS are standards and interpretations that have been adopted by the International Accounting Standards Board, and they include international financial reporting standards, international accounting standards (IAS), as well as interpretations prescribed by the International Financial Reporting Interpretations Committee (IFRIC) or by the committee that preceded it for interpretation of international accounting standards (SIC).

The Company adopted IFRS for the first time as from January 1, 2008, and therefore, the transition date for reporting in conformity with IFRS is January 1, 2007. Prior to adopting the IFRS, the Company had prepared its financial statements in conformity with generally accepted accounting principles in Israel. The Company’s last annual financial statements in conformity with generally accepted accounting principles in Israel were prepared as of December 31, 2007, and for the year then ended.

	B.	Format for preparing the Interim Statements

The Interim Statements have been prepared in conformity with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 (“Financial Reporting for Interim Periods”), as well as in conformity with the disclosure requirements of Section D of the Israeli Securities Regulations (Immediate and Periodic Reports), 1970.

These Interim Statements should be read in the context of the annual financial statements, the notes of which contain detailed information not included in the Interim Statements.

The Interim Financial Statements do not include comparative figures relating to the period ended June 30, 2007, and earnings per share data were not presented.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES

In accordance with the directives of the Israeli Securities Authority from May 2008, these Interim Statements include disclosure of the significant accounting principles applied in preparation of the Interim Statements in conformity with IFRS, at the scope equivalent to that required in the annual financial statements.

Information is presented in Note 3 regarding the reconciliation between the reporting in previous periods according to the generally accepted accounting principles in Israel (“Israeli GAAP”) and reporting in the current Interim Statements according to IFRS.

IFRS, which shall be in effect or may be adopted early when preparing the financial statements for the full year 2008, are subject to changes and to pronouncements during the course of the year. Therefore, they cannot be prescribed now with certainty. Accordingly, changes are possible in the accounting principles applied, as will be described in this note during annual financial statements preparation.

	A.	Reporting basis in the financial statements

The Company’s financial statements have been prepared on the basis of historic cost, with the exception of various assets and liabilities, which are presented according to their fair value, as specified below.

Non-monetary assets in Israel (mainly fixed assets and other assets) and equity items were measured according to the historic cost adjusted for changes in the Consumer Price Index until December 31, 2003.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

B.	The Functional and Presentation Currency

1.	Functional Currency

Items included in the Company’s financial statements are measured on the basis of the currency that reflects the economic environment in which the Company operates, and which influences the majority of its operations (“the Functional Currency”).

According to IFRS, the Company’s Functional Currency is the New Israeli Shekel (NIS).

2.	Translation of transactions and balances

Transactions in a currency other than the Functional Currency are translated into the Functional Currency on the basis of the exchange rates prevailing as of the transaction execution date. Exchange rate differentials deriving from settling these transactions, and those deriving from translations of financial assets and liabilities amounts denominated in foreign currency on the basis of end-of-period rates, are recorded to the statements of operations.

3.	Presentation Currency

The Company presents its financial statements in New Israeli Shekels (“the Presentation Currency”), in conformity with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

C.	Reclassification

Certain items included in the comparative figures for prior periods in the financial statements have been reclassified, in order to faithfully reflect the classification of those items in the current financial statements.

D.	Estimates

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires the Management of the Company to make estimates, assessments and assumptions that affect the reported sums relating to assets and liabilities, and contingent assets and liabilities as of the date of the financial statements, as well as the revenue and expense data during the reported periods. The actual results could differ from those estimates and assessments.

E.	Cash and cash equivalents

Cash and cash equivalents include cash balances or demand deposits. Bank overdrafts, which must be covered upon demand and which constitute an integral part of the group’s cash management, are included as a component of cash and cash equivalents for the purposes of reporting the cash flows only.

F.	Provision for doubtful debts

The provision for doubtful debts is calculated specifically in respect of those debts whose collection, in the opinion of the Company’s Management, is doubtful.

G.	Inventory

Inventory is valued at the lower of cost, on a “first in – first out” basis, or net realization value. Net realization value is the estimated selling price during the ordinary course of business, less an estimate of completion costs and the costs required to execute the sale.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

H.	Fixed assets

1.	The assets are stated at cost. Improvements and renovations are capitalized to the cost of the assets, while current maintenance and repair expenses are expensed.

2.	Depreciation is calculated according to the “straight line” method, over the estimated useful life of the assets.

The annual depreciation rates are:

%

Instruments and equipment	7-25
Office furniture and equipment	7-15
Computers and peripheral equipment	33
Leasehold improvements	7-10

3.

The residual value and the useful life of each asset are examined, at the very least every year. The changes are accounted for prospectively, as a change in accounting estimate. The need for recording an impairment provision is also examined (see Par. J. below).

I.	Other assets

1.

Rental rights in stores as well as goodwill from the acquisition of operations are presented at cost. The rental rights are amortized at annual rates of 10%-12.5% per annum, according to the expected period of economic benefit.

2.	Computer software and licenses are stated at cost. The assets are amortized at the annual rate of 33%, according to the expected period of economic benefit.

J.	Asset impairment

The Company periodically examines the need for recording an impairment provision, in order to ensure that its assets, including fair value adjustments of other fixed assets, are not stated at sums exceeding their recoverable amounts, which is the higher of the net selling price and the present value of the estimated future cash flows expected to derive from the use and realization of the assets. A recognized loss is reversed only when changes occur in the estimates used to determine the recoverable amount of the asset.

K.	Deferred taxes

Deferred taxes are computed on temporary differences between the timing of the inclusion of amounts in the financial statements and when taken into account for tax purposes. The deferred tax balances are computed according to the tax rate expected to apply when these taxes are transferred to the statement of operations, based on information known when the financial statements are prepared.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

L.	Share-based payments

The cost of employee benefits that are settled with capital instruments, such as shares or options convertible into shares of the Company and/or of the parent company, are measured according to the fair value of the capital instruments on the grant date. An additional expense is recognized if a change occurs in the terms of the arrangement, which increases its overall fair value. The cost is charged to the Company’s operating results concurrent with a corresponding increase in its equity, over the vesting period.

M.	Accrued severance pay, net

The Company’s compensation plan falls under the scope of a “defined benefit plan,” as defined in the Standards. Therefore, the severance pay liability deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future pay hikes and the employee turnover rate. The measurement is based on discounting the anticipated future cash flows according to the interest rates of high-rated NIS corporate bonds, when the payment date approximates the liability period associated with the severance benefits. In addition, the funded severance pay is measured at fair value.

N.	Revenue recognition

Revenues from product sales are included when the products are supplied, the date that the significant risks and rewards deriving from ownership are transferred to the buyer; the Company does not retain any ongoing managerial involvement that characterizes ownership and does not retain effective control of the goods sold; the amount of revenues and costs that were generated or could be generated by the transaction may be reliably measured, and the economic benefits deriving from the transaction are expected to flow to the Company.

Revenues from service fees are included over the service contract period.

O.	Presentation of transactions between a corporation and its controlling shareholder

Assets and liabilities for which a transaction was executed with a controlling shareholder are measured at their fair value on the transaction date. The difference between the fair value and the actual consideration is recorded to equity.

P.	Disclosure related to new IFRS in the period prior to its application

1.	IAS 23 (amended) – Credit Costs

The amendment of this Standard eliminates the possibility of expensing credit costs and requires the reporting corporation to capitalize the associated credit costs directly to the acquisition and establishment or manufacturing costs of the asset.

The Amended Standard will apply as from the financial statements for the year beginning January 1, 2009. Early adoption is possible.

According to the Company’s assessments, this Amendment has no impact on its financial position, results of operations and cash flows.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

P.	Disclosure regarding new IFRS in a period prior to the application thereof (continued)

2.	IAS 1 (amended) – Financial Statement Presentation

Pursuant to the Amendment of IAS 1, another, separate statement must also be presented – “Statement of Comprehensive Income,” which presents, aside from total net income taken from the statement of operations, all items charged directly to equity during the report period and not deriving from certain transactions with the shareholders (other comprehensive income), such as adjustments from the translation of financial statements; fair value adjustments to financial assets classified as available for sale; adjustments to a reserve for revaluation of fixed assets, etc., as well as the tax implications on these items, which are also charged directly to equity. Alternatively, the other comprehensive income items may be presented together with statement of operations items in a single statement called “statement of comprehensive income,” which is to be presented in lieu of the statement of operations. Only those items charged to equity, which derive from certain transactions with the shareholders (such as capitalraised, dividend distributions, etc.) are to be presented in the statement of changes in shareholders’ equity, as well as the total line that is transferred from the statement of comprehensive income.

The Amendment also prescribes that in instances of a change in the comparative figures as a result of a change in an accounting principle that is being retroactively applied, restatement or reclassification, a balance sheet must also be presented for the beginning of the period of the comparative figures for which the change was made.

The Amendment of IAS 1 will apply to the annual financial statements for periods beginning January 1, 2009, with the comparative figures being restated. Early adoption is possible.

The effect of the Amendment of IAS 1 will require the Company to provide the requisite disclosures in the financial statements.

3.	IFRS 2 (amended) – share-based payments

Pursuant to the Amendment of IFRS 2 (“the Amended Standard”), definition of vesting terms shall only include service conditions and performance conditions, while settlement of a grant that includes conditions other than vesting terms, whether by the Company or by the other party, is to be accounted for as an acceleration of vesting and not as forfeiture. The Amendment is to be retroactively applied to financial statements for periods beginning January 1, 2009. Early adoption is possible.

Vesting terms include service conditions, requiring the other party to complete a defined service period, while performance conditions require the meeting of specified performance targets. Conditions that are not within the scope of service or performance conditions shall be deemed conditions that are not vesting conditions, and therefore, must be taken into account in the fair value estimate of the instrument being granted.

The company examines the impact of the Amended Standard on its financial statements, but cannot, at this stage, assets its effects.

NOTE 2 –	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

P.	Disclosure regarding new IFRS in a period prior to the application thereof (continued)

4.	IAS 32 – financial instruments: presentation, and IAS 1 – presentation of financial statements

The Amendment of IAS 32 changes the definition of a financial liability, a financial asset and a capital instrument, and prescribes that certain financial instruments, realizable by its holder, are to be classified as capital instruments.

The provisions of this Amendment shall apply for annual reporting periods beginning January 1, 2009. Early adoption is possible. At this stage, the Company Management cannot estimate the implication of application of the interpretation on its financial position and operating results.

5.	Improvements in the 2008 International Financial Reporting Standards

In May 2008, the IASB promulgated a series of improvements to the international financial reporting standards.

Within the scope of the improvements, amendments were made to some of the standards, which revise the method of presentation, recognition and measurement of various items in the financial statements.

In addition, various corrections were made to terms, which have a negligible effect, if any, on the financial statements.

Most of the amendments will come into effect as of the annual reporting period beginning on or after January 1, 2009, with early adoption possible. Most of the amendments will be applied retroactively, by adjusting the comparative figures.

According to the Company’s assessments, the impact of the amendments on the financial statements is not expected to be material.

Q.	Indexed balances and balances denominated in or linked to foreign currency

1.

Balances denominated in or linked to foreign currency are included in the financial statements according to the representative exchange rates published by the Bank of Israel. Balances linked to the consumer price index (CPI) are included on the basis of the appropriate index for each linked asset or liability.

2.	Following are data regarding the consumer price index and the representative rate of exchange of the U.S. dollar:

	Consumer Price Index	Exchange rate of USD 1

End of the period	Points (*)	NIS

June 2008	116.3	3.35
December 2007	113.6	3.85

Rate of change during the period of	%	%

six months ended June 30, 2008	2.4	(12.8)
year ended December 31, 2007	3.4	(9.0)

(*) According to the CPI published for the month ended on the balance-sheet date on the basis of: 2000 average = 100 points.

NOTE 3 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING

A.	General

As described in Note 1.A., these Interim Statements are the Company’s first Interim Financial Statements prepared in conformity with IFRS. The Company initially adopted IFRS in 2008, and therefore, the transition date for reporting in conformity with IFRS is January 1, 2007. The Company prepared an opening balance sheet as of the transition date, after which IFRS reporting will begin.

Prior to adopting the IFRS, the Company prepared its financial statements according to generally accepted accounting principles in Israel (“Israeli GAAP”). The first annual IFRS financial statements will be as of December 31, 2008 and for the year then ended.

Accordingly, the Company is presenting the following adjustments between reporting in conformity with Israeli GAAP and in conformity with IFRS as of January 1, 2007 (the transition date to IFRS reporting), as of December 31, 2007 and for the year then ended.

In general, IFRS 1, regarding initial adoption of the IFRS, prescribes that application of IFRS in the opening balance sheet as of the transition date is to be performed retroactively.

B.	Details of the exceptions elected

Following are details of the exceptions that the Company elected pursuant to IFRS 1, and for which the Company is not retroactively applying the transition to IFRS reporting:

(1)	Business combinations

The Company is applying the provisions of IFRS 3 only for business combinations occurring after January 1, 2007.

Therefore, goodwill and excess cost created in businesse combinations (including business combinations under joint control) occurring prior to this date with respect to the acquisition of subsidiaries and investee companies and the acquisition of a minority interest, were not accounted for under IFRS 3, but rather were accounted for in conformity with Israeli GAAP.

(2)	Employee benefits

The Company applies the "corridor" method to account for actuarial gains and losses, and invoked the exception whereby the balance of deferred actuarial gains and losses were recognized as of the transition date.

(3)	Share-based payment transactions

Share-based payments granted prior to November 7, 2002 or which vested by January 1, 2007 are not accounted for retroactively in conformity with the provisions of IFRS 2.

NOTE 3 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

C.	Impact of the transition to the IFRS

1. Balance-sheet adjustments

		January 1, 2007			December 31, 2007

		Israeli GAAP	Effect of transition to the IFRS	IFRS standards	Israeli GAAP	Effect of transition to the IFRS	IFRS standards

	Note	N I S , 0 0 0			N I S , 0 0 0

Current assets
Cash and cash equivalents		484	–	484	486	–	486
Trade receivables		21,399	–	21,399	18,232	–	18,232
Other receivables and debit balances	2	1,259	(156)	1,103	5,620	(159)	5,461
Inventory		10,933	–	10,933	10,445	–	10,445

Total current assets		34,075	(156)	33,919	34,783	(159)	34,624

Non-current assets
Deferred taxes	2	–	156	156	–	159	159
Funded provision in excess of accrued severance pay, net	1	67	545	612	850	626	1,476
Deposits		287	–	287	278	–	278
Fixed assets		4,761	–	4,761	4,528	–	4,528
Other assets		4,445	–	4,445	4,423	–	4,423

Total non-current assets		9,560	701	10,261	10,079	785	10,864

Total assets		43,635	545	44,180	44,862	626	45,488

NOTE 3 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

	C.	Impact of the transition to the IFRS (continued)

1. Balance-sheet adjustments (continued)

		January 1, 2007			December 31, 2007

		Israeli GAAP	Effect of transition to the IFRS	IFRS GAAP	Israeli standards	Effect of transition to the IFRS	IFRS standards

	Note	N I S , 0 0 0			N I S , 0 0 0

Current liabilities
Short-term credit and current maturities of long-term loans		6,526	–	6,526	–	–	–
Trade payables		2,287	–	2,287	4,027	–	4,027
Other payables and credit balances		7,813	–	7,813	6,802	–	6,802

Total current liabilities		16,626	–	16,626	10,829	–	10,829

Equity
Share capital		1	–	1	1	–	1
Capital reserve		144	–	144	175	–	175
Retained earnings		26,864	545	27,409	33,857	626	34,483

Total equity		27,009	545	27,554	34,033	626	34,659

Total liabilities and capital		43,635	545	44,180	44,862	626	45,488

NOTE 3 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

	C.	Impact of the transition to the IFRS (continued)

2. Statements of Operations

		For the year ended December 31, 2007

		Israeli GAAP	Effect of transition to IFRS standards	IFRS standards

	Note	N I S , 0 0 0

Revenue from sales and services		138,180	–	138,180
Cost of sales and services		88,703	–	88,703

Gross profit		49,477	–	49,477

Selling expenses		30,406	–	30,406
General and administrative expenses		10,061	–	10,061

		40,467	–	40,467

Operating income before financing		9,010	–	9,010
Financing income	1, 3	403	171	574
Financing expenses	3	–	(90)	(90)

Income before taxes on income		9,413	81	9,494
Taxes on income		2,420	–	2,420

Net income		6,993	81	7,074

Attributed to:
Shareholders of the Company		6,993	81	7,074

NOTE 3 –	ADJUSTMENT BETWEEN REPORTING IN CONFORMITY WITH ISRAELI GAAP AND IFRS REPORTING (continued)

	D.	Notes to balance sheet and statement of operations adjustments

Material changes during the adoption of new accounting standards in Israel in 2007:

		1.	Accrued severance pay, net

According to Israeli GAAP, accrued severance pay was measured on the basis of the employee’s number of years of employment multiplied by his last monthly salary (one monthly salary for each year of employment) as of every balance-sheet date, and the funded severance pay accumulated against it was measured according to its redemption value as of every balance-sheet date, without taking into account discount rates, rates of salary hikes and future employee turnover rates. In addition, the liabilities for vacation pay and sick pay were calculated based on estimated utilization and redemption, respectively.

All the severance pay liabilities are calculated in conformity with the international standard, according to the provisions of IAS 19 “Employee Benefits” (“IAS 19”). According to the provisions of IAS 19, the Company’s compensation plan falls within the scope of a “Defined Benefit Plan”. Therefore, the severance pay liability deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future wage hikes and employee turnover rates. The measurement is based on the discounting of expected future cash flows, according to the interest rates of high-rated NIS corporate bonds, when the payment date approximates the liability period associated with the severance benefits. In addition, the funded severance pay is measured at fair value

		2.	Deferred taxes

According to Israeli GAAP, deferred tax assets were classified as current assets or as noncurrent assets, according to the classification of the assets that generated the tax. According to the IFRS, deferred tax assets are classified as non-current assets, even if the realization date is forecasted in the short-term.

		3.	Financing income and expenses

According to Israeli GAAP, financing income and expenses, net, were presented in the statement of operations.

According to the IFRS, these must be presented separately.

NOTE 4 –	SUBSEQUENT EVENTS

On August 6, 2008, the parent company announced that its Management was authorized to examine the possibility of selling the Company’s operations to the public company, Scailex Corporation Ltd. (“Scailex”), whose controlling shareholder is the parent company, and to enter into negotiations with Scailex in this regard.

NOTE 5 –

Differences between Israeli and US GAAP

The Company’s financial statements are prepared in accordance with IFRS standards, which vary, in certain significant respects, from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such principal differences is presented below, together with explanations of certain adjustments made.

	A.	Balance sheet adjustment

		As of June 30, 2008			As of December 31, 2007

		IFRS Standards	Effect of change to US GAAP	US GAAP	IFRS Standards	Effect of change to US GAAP	US GAAP

	Note	N I S , 0 0 0			N I S , 0 0 0

		Unaudited

Current assets
Cash and cash equivalents		489	–	489	486	–	486
Trade receivables		14,867	–	14,867	18,232	–	18,232
Other receivables and debit balances	1	4,840	210	5,050	5,461	159	5,620
Inventory		9,498	–	9,498	10,445	–	10,445

Total current assets		29,694	210	29,904	34,624	159	34,783

Non-current assets
Deferred taxes	1	210	(210)	–	159	(159)	–
Funded liability in excess of accrued severance pay, net	2	392	(326)	66	1,476	(626)	850
Deposits		338	–	338	278	–	278
Fixed assets		4,623	355	4,978	4,528	151	4,679
Other assets		4,623	(181)	4,442	4,423	23	4,446

Total non-current assets		10,186	(362)	9,824	10,864	(611)	10,253

Total assets		39,880	(152)	39,728	45,488	(452)	45,036

NOTE 5 –	Differences between Israeli and US GAAP (continued)

	A.	Balance sheet adjustment (continued)

		As of June 30, 2008			As of December 31, 2007

		IFRS Standards	Effect of change to US GAAP	US GAAP	IFRS Standards	Effect of change to US GAAP	US GAAP

	Note	N I S , 0 0 0			N I S , 0 0 0

		Unaudited

Current Liabilities
Short-term credit		25,000	–	25,000	–	–	–
Trade payables		3,029	–	3,029	4,027	–	4,027
Other payables and credit balances		6,384	–	6,384	6,802	–	6,802

Total current liabilities		34,413	–	34,413	10,829	–	10,829

Equity
Share capital		1	–	1	1	–	1
Capital reserve		153	–	153	175	–	175
Retained earnings		5,313	(152)	5,161	34,483	(452)	34,031

Total equity		5,467	(152)	5,315	34,659	(452)	34,207

Total liabilities and equity		39,880	(152)	39,728	45,488	(452)	45,036

NOTE 5 –	Differences between Israeli and US GAAP (continued)

	B.	Statement of operations adjustment

	For the period of six months ended June 30	For the period of three months ended June 30	For the year ended December 31

	2 0 0 8	2 0 0 8	2 0 0 7

	N I S , 0 0 0

	Unaudited	Unaudited

Net income per statement of operations	830	(184)	6,993

Items that increase net income
Change in accrued severance pay, net	300	527	–

	300	527	–

Items that reduce net income	–	–	–

	–	–	–

Net income according to US GAAP	1,130	343	6,993

C.	Statement of cash flows adjustment

There are no material changes in the Company’s statement of cash flows, for the periods of six months and three months ended June 30, 2008 and for the year ended December 31, 2007, as presented in the financial statements and between the statement of cash flows required under US GAAP.

NOTE 5 –	Differences between Israeli and US GAAP (continued)

D.

Items for adjustment of balance sheets as of June 30, 2008 and December 31, 2007 or statement of operations adjustments for the periods of six months and three months ended June 30, 2008 and for the year ended December 31, 2007:

1.	Deferred taxes

According to IFRS, deferred tax assets are classified as non-current assets, even if their realization date is expected to be within the short-term.

According to US GAAP, deferred tax assets were classified as current assets or non-current assets, according to the classification of the asset for which they were created.

2.	Accrued severance pay, net

All accrued severance pay liabilities are calculated, in conformity with the international standard, according to IAS 19 “Employee Benefits” (“IAS 19”). In conformity with IAS 19, the Company’s severance pay plan meets the definition of a “Defined Benefit Plan” provided in IAS 19. Therefore, the accrued severance pay liability deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future wage hikes and the rate of employee turnover. The measurement is done on the basis of discounted expected future cash flows, at the interest rates of high-rated shekel corporate bonds, with a maturity date approximating the liability period associated with severance pay. Likewise, the funded severance pay is measured at fair value.

According to US GAAP, the accrued severance pay liability is charged, under similar circumstances, as accrued, when the terms that entitle the employee to receive payment upon termination (according to Israeli law – after one year of employment, at the latest), at whatever sum the employee will be entitled to receive upon severance.

DIN DYNAMIC Ltd.

Financial Statements
as of december 31
2 0 0 7

GOLDSTEIN SABO TEVET - Certified Public Accountants (Isr.)

A l r o v  T o w e r ,  4 6  R o t h s c h i l d  B l v d . ,  T e l  -  A v i v ,  I S R A E L  6 6 8 8 3 .
P h o n e : ( 9 7 2 ) (3) 5 6 6 5 0 0 6 .  F a c s i m i l e : ( 9 7 2 ) (3) 5 6 6 5 0 0 1 . W e b  s i t e : w w w . g s t . c o . i l

Auditors’ Report to the Shareholders of
Din Dynamic Ltd.

We have audited the accompanying balance sheets of Din Dynamic Ltd. (“the Company”) as of December 31, 2007, 2006 and 2005 and the statements of operations, statements of changes in shareholders’ equity and statements of cash flows for each of the years then ended. These financial statements are the responsibility of the board of directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005 and the results of operations, changes shareholders’ equity and cash flows for each of the years then ended, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2.A, the financial statements are presented in reported amounts, in accordance with the Accounting Standards of the Israel Accounting Standards Board.

Accounting standards accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such principal differences is presented in Note 21 to the financial statements.

Goldstein Sabo Tevet
Certified Public Accountants (Isr.)

Tel Aviv, March 25, 2008.

D i n   D y n a m i c   L t d .
B a l a n c e   S h e e t

		As of December 31

	Note	2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

A s s e t s

Current assets
Cash and cash equivalents	3	486	484	1,065
Trade receivables	4	18,232	21,399	23,147
Other receivables and debit balances	5	5,620	1,259	2,927
Inventory		10,445	10,933	11,811

		34,783	34,075	38,950

Long-term investments and receivables
Funded liability in excess of accrued severance pay	6	850	67	322
Deposits	7	278	287	339

		1,128	354	661

Fixed assets	8	4,528	4,761	4,890

Other assets	9	4,423	4,445	4,314

		44,862	43,635	48,815

		As of December 31

	Note	2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

Liabilities and Equity

Current liabilities
Short-term credit	10	–	6,526	53
Trade payables	11	4,027	2,287	23,153
Other payables and credit balances	12	6,802	7,813	5,285

		10,829	16,626	28,491

Commitments, liens and guarantees	13,20

Shareholders’ equity
Share capital	14	1	1	1
Capital reserves		175	144	–
Retained earnings		33,857	26,864	20,323

		34,033	27,009	20,324

		44,862	43,635	48,815

The accompanying notes are an integral part of the financial statements.

/s/ Shahar Landau	/s/ Ilan Ben-Dov

Shahar Landau	Ilan Ben-Dov
Director	Director

Approval date of financial statements: March 25, 2008

Din Dynamic Ltd.
Statement of Operations

		For the year ended December 31

		2 0 0 7	2 0 0 6	2 0 0 5

	Note	R e p o r t e d N I S , 0 0 0

Revenues from sales and services		138,180	141,099	109,698

Cost of sales and services	15	88,703	90,609	71,233

Gross profit		49,477	50,490	38,465

Selling expenses	16	30,406	30,896	24,119

General and administrative expenses	17	10,061	10,362	8,244

		40,467	41,258	32,363

Operating income before financing income		9,010	9,232	6,102

Financing income, net		403	364	194

Operating income after financing income		9,413	9,596	6,296

Gain from realization of fixed assets		–	24	16

Income before taxes on income		9,413	9,620	6,312

Taxes on income	18	2,420	3,079	2,280

Income for the year		6,993	6,541	4,032

The accompanying notes are an integral part of the financial statements.

Din Dynamic Ltd.
Statement of Changes in Shareholders’ Equity

	Share capital	Capital reserve	Retained earnings	Total

	R e p o r t e d N I S , 0 0 0

Balance as of January 1, 2005	(*)1	–	16,291	16,292

Changes during the year ended December 31, 2005:
Income for the year	–	–	4,032	4,032

Balance as of December 31, 2005	(*)1	–	20,323	20,324

Changes during the year ended December 31, 2006:
Cost of share-based payment	–	144	–	144
Income for the year	–	–	6,541	6,541

Balance as of December 31, 2006	(*)1	144	26,864	27,009

Changes during the year ended December 31, 2007:
Cost of share-based payment	–	31	–	31

Income for the year	–	–	6,993	6,993

Balance as of December 31, 2007	(*)1	175	33,857	34,033

(*) Rounded to the nearest NIS 1 thousand.

The accompanying notes are an integral part of the financial statements.

Din Dynamic Ltd.
Statement of Cash Flows

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Cash flows – operating activities
Income for the year	6,993	6,541	4,032
Adjustments to present cash flows from operating activities (see Appendix A)	(126)	(12,211)	3,385

Net cash provided by (used in) operating activities	6,867	(5,670)	7,417

Cash flows – investing activities
Withdrawal from (deposit in) severance pay fund, net	–	255	(220)
Realization (granting) of long-term deposits, net	9	52	(91)
Purchase of fixed assets	(53)	(505)	(2,361)
Proceeds from sale of fixed assets	–	24	16
Investment in other assets	(65)	(169)	(11)
Repayment of supplier credit for fixed assets	(230)	(1,041)	(55)
Acquisition of operation	–	–	(4,434)

Net cash used in investing activities	(339)	(1,384)	(7,156)

Cash flows – financing activities
Receipt (repayment) of short-term credit, net	(6,526)	6,473	(202)

Net cash provided by (used in) financing activities	(6,526)	6,473	(202)

Increase (decrease) in cash and cash equivalents	2	(581)	59
Cash and cash equivalents balance – beginning of year	484	1,065	1,006

Cash and cash equivalents balance – end of year	486	484	1,065

The accompanying notes are an integral part of the financial statements.

Din Dynamic Ltd.
Appendices to Statement of Cash Flows

A.	Adjustments to present cash flows from operating activities

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Revenues and expenses not involving cash flows:

Depreciation and amortization	957	902	851

Decrease in accrued severance pay, net	(783)	–	–

Increase in deferred taxes	(3)	(41)	(14)

Capital gain, net	–	(24)	(16)

Cost of share-based payment	31	144	–

Changes in operating assets and liabilities:

Decrease in trade receivables	3,167	1,748	(11,479)

Decrease (increase) in other receivables and debit balances	(4,358)	1,709	(328)

Decrease in inventory	488	878	(6,539)

Increase (decrease) in trade payables	1,386	(20,055)	19,788

Increase (decrease) in other payables and credit balances	(1,011)	2,528	1,122

	(126)	(12,211)	3,385

B.	Non-cash activities

In the current year, fixed assets were purchased with supplier credit totaling NIS 584 thousand (2006 – NIS 230 thousand; 2005 – NIS 1,041 thousand).

The accompanying notes are an integral part of the financial statements.

Din Dynamic Ltd.
Notes to the Financial Statements as of December 31, 2007

Note 1 –	General

A.	The Company -

Din Dynamic Ltd., wholly-owned and controlled by Suny Electronics Ltd., a company whose shares are traded on the Tel Aviv Stock Exchange (“the parent company”), is engaged in the operation of a chain of stores, and in the importing, marketing and servicing of cellular telephone handsets intended for use on the communication network of Cellcom Israel Ltd. (“Cellcom”).

B.	Related party -

As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel, including a related party as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Note 2 –	Significant accounting policies

The significant accounting policies applied in preparation of the financial statements, in a manner consistent with the prior year, are:

A.	Financial statement reporting basis

1.

Until December 31, 2003 the Company prepared its financial statements on the basis of nominal cost adjusted for changes in the Consumer Price Index in Israel. The adjusted amounts that were included in the Company’s financial statements as of December 31, 2003 (“the transition date”) served as the starting point for financial reporting from this date henceforth.

Condensed nominal financial statements of the Company, for tax purposes, are included in Note 19.

2.	Financial statements in reported amounts

The reported amounts, which relate to periods after the transition date, are comprised as follows:

All amounts originating in the period after the transition date are included in the financial statements at nominal values.

All amounts originating in the period before the transition date, including depreciation and amortization and changes in non-monetary items, are comprised of amounts adjusted only to the transition date, plus (or minus, as applicable) amounts in nominal values originating in changes after the transition date.

3.

The amounts according to which the non-monetary assets and liabilities are stated in these financial statements do not necessarily represent realization value or updated economic value, but rather the reported amounts (or adjusted amounts, as applicable) of those assets, on the relevant dates.

B.	Cash and cash equivalents

Includes bank deposits with an original term to maturity of not more than three months.

Note 2 –	Significant accounting policies (cont.)

C.	Provision for doubtful debts

The provision for doubtful debts is calculated specifically for debts, the collection of which is doubtful in the opinion of the Company’s management.

D.	Inventory

Inventory is valued at the lower of cost, on the basis of “first in – first out”, or market value.

E.	Fixed assets

1.	Assets are stated at cost. Improvements and renovations are capitalized to the cost of the assets, whereas current maintenance and repairs are expensed.

2.	Depreciation is calculated by the straight-line method, over the estimated useful life of the assets. The annual depreciation rates are:

%

Instruments and equipment	7-25
Office furniture and equipment	7-15
Computers and peripheral equipment	33
Vehicles	15
Leasehold improvements	7-10

3.

The residual value and the useful life of each asset are examined at least at the end of every year. The changes are accounted for prospectively, as a change in accounting estimate. The need for recording an impairment provision is also examined (see Par. L. below).

F.	Other assets

1.

Rental rights in stores, as well as goodwill from the acquisition of operation, are stated at cost. The rental rights are amortized at annual rates of 10%-12.5% per year, according to the expected period of economic benefit.

	2.	Computer software and licenses are stated at cost. The assets are amortized at an annual rate of 33%, according to the expected period of economic benefit.

G.	Deferred taxes

Deferred taxes are calculated for temporary differences between the timing of amounts included in the adjusted financial statements and the amounts taken into account for tax purposes. Deferred tax balances are calculated according to the tax rate expected to be in effect when these taxes flow through to the statement of operations, based on information available at the time the financial statements are prepared.

H.	Share-based payment

The cost of employee benefits settled in capital instruments, such as shares or options for shares of the Company and/or the parent company, is measured according to the fair value of the financial instruments on the grant date. Additional expense will be charged if a change will be made to the terms of the arrangement, which increases its total fair value. The cost is charged to the Company’s statement of operations concurrent with a corresponding increase in its shareholders’ equity, over the period in which the conditions of the service are fulfilled, a period ending on the date the employees are eligible for compensation (vesting period).

Note 2 –	Significant accounting policies (cont.)

I.	Revenue recognition

Revenues from product sales are included when the products are supplied, the date that the significant risks and rewards deriving from ownership are transferred to the buyer; the Company does not retain any ongoing managerial involvement that characterizes ownership and does not retain effective control of the goods sold; the amount of revenues and costs that were generated or could be generated by the transaction may be reliably measured, and the economic benefits deriving from the transaction are expected to flow to the Company.

Revenues from service fees are included over the service contract period.

J.	Estimates

Within the framework of financial statement preparation, in conformity with generally accepted accounting principles, the Company’s management is required to use estimates and to make assessments and assumptions that impact the reported data relating to the assets and liabilities and to contingent assets and liabilities as of the date of the financial statements, and on the revenue and expense data during the reported periods.

The actual results could differ from these estimates and assessments.

K.	Fair value of financial instruments

The Company’s financial instruments are comprised of non-derivative assets and liabilities that mainly include working capital items.

Due to their nature, the fair value of the financial instruments included in working capital are generally the same or approximate their carrying value.

L.	Impairment of assets

Periodically, the Company evaluates the need to record an impairment provision, in order to assure that its fixed assets, and other assets, are not stated at an amount exceeding their “recoverable amount”, which is the higher of the net sales price and the present value of the estimated future cash flows expected to derive from the use and realization of the asset. A recognized impairment loss will be reversed only when changes have occurred in the estimates used to determine the asset’s recoverable amount.

M.	Reclassification

Certain items included in the comparative figures for prior periods in the financial statements were reclassified, in order to faithfully reflect the classification of those items in the current financial statements.

Note 2 –	Significant accounting policies (cont.)

N.	Linked balances and foreign currency balances

1.

Balances denominated in or linked to foreign currency are included in the financial statements at the representative exchange rates. Balances linked to the Consumer Price Index in Israel (“CPI”) are included on the basis of the relevant CPI for each linked asset or liability.

	2.	Presented below are data on the CPI and representative exchange rate of the U.S. dollar:

	Consumer	Exchange rate
	Price Index (*)	of $1

	Points	NIS

In month at end of period
December 2007	113.6	3.85
December 2006	109.9	4.23
December 2005	110.0	4.60

	%	%

Rate of change during the year
Year ended December 31, 2007	3.4	(9.0)
Year ended December 31, 2006	(0.1)	(8.1)
Year ended December 31, 2005	2.4	6.8

(*) According to CPI for month ended on balance sheet date, at average basis of 2000=100 points.

O.	Initial application of Accounting Standards

1.

Beginning January 1, 2007, the Company has applied Accounting Standard No. 26 – Inventory (“the Standard”), of the Israel Accounting Standards Board (“ASB”), which provides the financial statement accounting treatment and measurement of inventory.

The initial application of the Standard did not have a material effect on the financial statements.

2.

Beginning January 1, 2007, the Company has applied Accounting Standard No. 27 of the ASB – Fixed Assets, and No. 28 – Amendment of Transitional Provisions of Accounting Standard 27 (“the Standards”), which provide the accounting treatment of fixed assets required in the financial statements.

In view of the Company’s decision to apply the cost model, the initial application of the Standard did not have a material effect on the financial statements.

3.

Beginning January 1, 2007, the Company has applied Accounting Standard No. 30 of ASB – Intangible Assets, which was published in March 2007 (“the Standard”). The Standard is based on International Accounting Standard No. 38, which provides the accounting treatment, recognition and measurement and disclosure requirements related to intangible assets that are not dealt with in another Standard. With its publication, Accounting Standard No. 20 (Amended) of ASB was cancelled.

As a result of the initial application of the Standard, the Company classified the cost and accumulated amortization of computer software and licenses from fixed assets to other assets, in the amount of NIS 162 thousand and of NIS 10 thousand, as of December 31, 2006 and 2005.

Note 2 –	Significant accounting policies (cont.)

O.	Initial application of Accounting Standards (cont.)

Aside from the aforesaid, the initial application of the Standard did not have a material effect on the financial statements.

P.	Disclosure of the effect of new Accounting Standard in the period before application

In July 2006, Accounting Standard No. 29 of the ASB (“the Standard”) was published regarding the adoption of International Financial Reporting Standards (“IFRS Standards”) in Israel. ..

IFRS Standards are standards and interpretations that were adopted by the International Accounting Standards Board, and they include international financial reporting standards (IFRS), international accounting standards (IAS), and interpretations prescribed by the International Financial Reporting Interpretations Committee (IFRIC) or the committee that preceded it for interpretation of international accounting standards (SIC).

The Standard allows the Company to adopt the said provisions in its financial statements. If the Company elects to apply IFRS Standards, it will have to provide financial statement disclosure, inter alia, of the adjustments to shareholders’ equity or income or losses that were reported in the past for reporting periods for which their comparative periods are included in the financial statements, as a result of the transition from the existing standards to reporting according to IFRS Standards.

Note 2 –	Significant accounting policies (cont.)

Q.	Disclosure of the effect of new Accounting Standard in the period before application (cont.)

The application of IFRS Standards could have a material effect on the Company’s assets and liabilities, and hence, also on the Company’s financial position and operating results, as they will be reflected in its financial statements. Adoption of the Standards requires the Company to evaluate the differences between the IFRS Standards and the accounting standards now practiced in Israel – which requires considerable time and resources.

The Company intends to change to reporting according to IFRS Standards during 2008. The initial adoption of the IFRS Standards will be carried out while applying IFRS Standard 1 – Initial Adoption of IFRS Standards.

Note 3 –	Cash and cash equivalents

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
In Israeli currency	464	450	1,057
Linked to the U.S. dollar	22	34	8

	486	484	1,065

Note 4 –	Trade receivables

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Open accounts	11,101	14,776	18,483
Checks, credit card company vouchers and automatic debit orders	7,131	6,623	4,664

	18,232	21,399	23,147

Net of provision for doubtful debts	59	37	37

Of which – Cellcom, net	10,139	13,556	18,253

Note 5 –	Other receivables and debit balances

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Government institutions	813	714	2,257
Deferred taxes	159	156	115
Related parties	3,852	–	–
Prepaid expenses and sundry	796	389	555

	5,620	1,259	2,927

Note 6 –	Funded liability in excess of accrued severance pay

		As of December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

A.	Composition:
	Funded liability	4,438	4,174	3,833
	Net of – accrued severance pay	3,588	4,107	3,511

		850	67	322

B.

The Company’s liabilities for the payment of accrued severance pay and retirement to its employees, calculated on the basis of their last salary (regarding employees whose income is influenced by the Company’s revenues (mainly — marketing and sales personnel) calculated on the basis of their average monthly salary, during the twelve months’ period prior financial balance sheet date) and their period of employment, are covered by premium payments for managers’ insurance and by the funded severance pay. The amounts accrued for the insurance policies were not included in the financial statements, since they are not under the Company’s control and management.

C.	The balance in the severance pay fund includes accrued earnings. A withdrawal from the severance pay fund is contingent on compliance with the provisions of the Severance Pay Law in Israel.

Note 7 –	Deposits

Includes deposits given by the Company to property owners to secure its liabilities, under the terms of rental contracts, in some of the stores it has opened.

Note 8 –	Fixed assets

Composition:

	Instruments and equipment	Furniture and office equipment	Computers and peripheral equipment
						Total as of December 31
					Leasehold improvements
				Vehicles		2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Cost (1)
Balance – beginning of year	2,103	3,474	3,562	138	4,255	13,532	12,888	9,559
Additions for year	28	88	125	–	396	637	735	3,402
Disposals for year	(617)	(1,294)	(2,566)	(138)	(871)	(5,486)	(91)	(73)

	1,514	2,268	1,121	–	3,780	8,683	13,532	12,888

Accumulated depreciation
Balance – beginning of year	1,547	1,907	3,157	138	2,022	8,771	7,998	7,423
Additions for year	120	157	223	–	370	870	864	648
Disposals for year	(617)	(1,294)	(2,566)	(138)	(871)	(5,486)	(91)	(73)

	1,050	770	814	–	1,521	4,155	8,771	7,998

Net book value	464	1,498	307	–	2,259	4,528	4,761	4,890

(1) Includes cost of fully depreciated assets of						1,241	6,382	6,301

Note 9 –	Other assets

		As of December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

A.	Composition:
	Cost of intangible assets (1)	276	211	42
	Disposals	(31)	–	–

		245	211	42

	Less – accumulated amortization	125	49	32
	Disposals	(31)	–	–

		94	49	32

		151	162	10

	Rental rights in stores, net of amortization (1)	12	23	44
	Goodwill on acquisition of operation (see B below)	4,260	4,260	4,260

		4,423	4,445	4,314

	(1) Includes cost of fully amortized assets of	–	31	31

B.	Acquisition of the operation of See Communication

In July 2005, the Company entered into an agreement with See Communication Shehuda Ltd. (“See”) and its major shareholder, to acquire the operations of See, a private company operating 14 points of retail marketing and sale of cellular communication products used by the Cellcom network.

The agreement stipulated, inter alia, that in consideration for the acquired operations and assets, the Company will pay NIS 7 million to See. Part was allocated to fixed assets and the balance – to goodwill.

Note 10 –	Short-term credit

Last year, includes short-term bank credit bearing annual interest at the rate of 5.75%.

Note 11 –	Trade payables

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Open debts (1)	2,394	1,552	21,143
Post-dated checks payable	1,633	735	2,010

	4,027	2,287	23,153

(1) Includes related company	48	12	18,361

Note 12 –	Other payables and credit balances

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Employees and salary-related	3,528	3,389	3,346
Prepaid income	2,956	2,863	826
Related parties	–	–	886
Accrued expenses and sundry	318	1,561	227

	6,802	7,813	5,285

Note 13 –	Commitments

A.	Distribution agreement (non-exclusive) with Cellcom

The Company has undertaken, pursuant to an agreement between the parent company and Cellcom in a non-exclusive distribution agreement, to serve as an authorized distributor of the Cellcom products and services. Moreover, the parent company received approval from Cellcom to provide to its clients certain software and activation services, in the framework of its import and distribution business and cellular phones service contracts.

In April, 2005, the term of this contract was extended for a period of additional 4 years.

B.	Agreements with related parties

Agreements were signed between the Company and related parties which arrange the business relations between them, the way transactions are effected and their financing. Company management believes that the allocation of expenses between the related parties, pursuant to these agreements, is proper.

C.	Store rental agreements

The Company and the parent company have entered into agreements with third parties for the rental of properties serving as stores and counters (including: stores in Tel Aviv, in Segula and in shopping malls throughout Israel).

The rental fees paid in the stores and shopping mall counters are determined according to a percentage of sales or a fixed sum linked to the Israeli CPI (or occasionally to the U.S. dollar), whichever is higher.

The fixed monthly rental fees on all the above properties in December 2007 total NIS 524 thousand (December 2006 – NIS 510 thousand, December 2005 – NIS 500 thousand).

Note 14 –	Share capital

	As of December 31, 2007, 2006 and 2005

	Authorized capital	Issued and paid-up capital

	Number of shares	N I S

Ordinary shares, NIS 1 par value each	23,800	(*) 100

(*) Share capital is stated in the balance sheet rounded to the nearest NIS 1 thousand.

Note 15 –	Cost of sales

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Purchases (1)(2)	80,581	82,452	71,314
Salaries and related expenses (1)	5,533	5,180	4,360
Other expenses (1)	2,100	2,099	2,098
Add (deduct) – decrease (increase) in inventory	489	878	(6,539)

	88,703	90,609	71,233

(1) Includes from related parties	23,257	24,924	36,611

(2) Includes from another major supplier	46,427	46,592	25,001

Note 16 –	Selling expenses

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Salaries and related expenses	17,130	17,071	14,028
Store rental fees and maintenance	9,102	9,354	7,180
Advertising, marketing and commissions	2,128	2,441	1,361
Depreciation, amortization and disposals	836	768	488
Other	1,210	1,262	1,062

	30,406	30,896	24,119

18

Note 17 –	General and administrative expenses

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S , 0 0 0

Composition:
Salaries and related	4,004	3,675	2,917
Office maintenance	791	879	587
Management fees to related party	4,835	4,938	3,852
Other	431	870	888

	10,061	10,362	8,244

(*) Includes expenses to related party	537	432	388

(*) Includes rental fees to related party of	456	341	180

Note 18 –	Taxes on income

		For the year ended December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

A.	Composition:
	Current taxes – provision	2,423	3,120	2,294
	Less – deferred taxes	(3)	(41)	(14)

		2,420	3,079	2,280

		For the year ended December 31

		2 0 0 7	2 0 0 6	2 0 0 5

		R e p o r t e d N I S , 0 0 0

B.	Reconciliation of theoretical tax to actual tax

	Income before taxes on income, as in Statement of Operations	9,413	9,620	6,312

	Tax rate applicable to the Company	29%	31%	34%

	Theoretical tax calculated according to tax rate applicable to the Company	2,729	2,982	2,146
	Adjustment for expenses that are not yet deductible/(currently deductible), net	(31)	134	21
	Adjustment for capital losses (gains)	–	–	(5)
	Adjustments for prior years	(96)	9	206
	Adjustment for change in tax rate	12	11	–
	Adjustment for inflationary effect in Israel	(194)	(57)	(88)

	Tax expenses, in Statement of Operations	2,420	3,079	2,280

19

Note 18 –	Taxes on income (cont.)

C.	The Company has been issued final tax assessments for the tax years through 2000. The tax assessment for year 2003 became final at the end of 2007.

D.	Taxes under inflationary conditions

According to Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes in Israel were measured on a “real” basis, adjusted to the changes in the CPI in Israel. The applicability of this law was limited, subsequent to the balance sheet date, in an Amendment to the Law, which was passed by the Knesset in February 2008.

Accordingly, beginning from January 1, 2008, the results for tax purposes will be measured on a nominal basis, with certain adjustment deriving from the transitional provisions stipulated in the Amendment.

E.	Change in corporate tax rate in Israel

On July 25, 2005, the Knesset passed an Amendment to the Income Tax Ordinance (No. 147) (Temporary Provision), 2005 (“the Amendment”). The Amendment provides a gradual reduction in the corporate tax rate in Israel, as follows: In 2008, a tax rate of 27% will apply (compared with a rate of 29% in 2007), in 2009 – 26% and from 2010 henceforth, a rate of 25% will apply. Moreover, it was provided that as from year 2010, a real capital gain will be subject to tax at a rate of 25%.

The Company assesses that the Amendment does not have a material effect on the financial statements.

20

Note 19 –	Condensed Company financial statements, in nominal values, for tax purposes

A.

The Company includes historical nominal data for income tax purposes alone. These statements were prepared in accordance with generally accepted accounting principles on the basis of the historical cost convention, without taking into account the changes in the general purchasing power of the Israeli currency.

B.	Balance sheet

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	N I S , 0 0 0

Assets

Current assets

Cash and cash equivalents	486	484	1,065
Trade receivables	18,232	21,399	23,147
Other receivables and debit balances	5,620	1,259	2,927
Inventory	10,445	10,933	11,811

	34,783	34,075	38,950

Long-term investments and receivables

Funded liability in excess of accrued severance pay	850	67	322
Deposits	278	287	338
Partnership	–	–	1

	1,128	354	661

Fixed assets	4,501	4,725	4,843

Other assets	4,423	4,445	4,314

	44,835	43,599	48,768

	As of December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	N I S , 0 0 0

Liabilities and Equity

Current liabilities

Short-term credit	–	6,526	53
Trade payables	4,027	2,287	23,153
Other payables and credit balances	6,802	7,813	5,285

	10,829	16,626	28,491

Shareholders’ equity

Share capital	1	1	1
Capital reserves	175	144	–
Retained earnings	33,830	26,828	20,276

	34,006	26,973	20,277

	44,835	43,599	48,768

21

Note 19 –	Condensed Company financial statements, in nominal values, for tax purposes (cont.)

C.	Statement of operations

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	N I S , 0 0 0

Revenues from sales and services	138,180	141,099	109,698
Cost of sales and services	88,701	90,606	71,227

Gross profit	49,479	50,493	38,471

Selling expenses	30,399	30,887	24,108
General and administrative expenses	10,061	10,362	8,242

	40,460	41,249	32,350

Operating income before financing income	9,019	9,244	6,121
Financing income, net	403	364	194

Operating income after financing income	9,422	9,608	6,315
Gain from realization of fixed assets	–	23	16

Income before taxes on income	9,422	9,631	6,331
Taxes on income	2,420	3,079	2,280

Income for the year	7,002	6,552	4,051

22

Note 19 –	Condensed Company financial statements, in nominal values, for tax purposes (cont.)

D.	Statement of changes in shareholders’ equity

	Share capital	Capital reserve	Retained earnings	Total

	N I S , 0 0 0

Balance as of January 1, 2005	(*)1	–	16,225	16,226

Changes during the year ended December 31, 2005:
Income for the year	–	–	4,051	4,051

Balance as of December 31, 2005	(*)1	–	20,276	20,277

Changes during the year ended December 31, 2006:
Cost of share-based payment	–	144	–	144
Income for the year	–	–	6,552	6,552

Balance as of December 31, 2006	(*)1	144	26,828	26,973

Changes during the year ended December 31, 2007:
Cost of share-based payment	–	31	–	31
Income for the year	–	–	7,002	7,002

Balance as of December 31, 2007	(*)1	175	33,830	34,006

(*) Rounded to the nearest NIS 1 thousand.

Note 20 –	Liens and guarantees

A.	To secure the Company’s liabilities pursuant to the distribution agreement with Cellcom (see Note 13A above), the Company furnished Cellcom with CPI-linked bank guarantees totaling NIS 1,518 thousand.

B.

To secure the Company’s liabilities pursuant to store rental agreements it signed (see Note 13C above), the Company furnished property owners with CPI-linked bank guarantees totaling NIS 1,487 thousand.

C.	The balance of the Company’s liabilities secured by the above liens and guarantees, as of the date of the financial statements, totals NIS 299 thousand.

23

Note 21 –

Differences between Israeli and US GAAP

The Company’s financial statements are prepared in accordance with accounting standards generally accepted in Israel (“Israeli GAAP”), which vary, in certain significant respects, from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such principal differences is presented below, together with explanations of certain adjustments made.

A.	Balance sheet adjustment

	As of December 31, 2007			As of December 31, 2006			As of December 31, 2005

	Israeli GAAP	Effect of change to US GAAP	US GAAP	Israeli GAAP	Effect of change to US GAAP	US GAAP	Israeli GAAP	Effect of change to US GAAP	US GAAP

	R e p o r t e d N I S , 0 0 0			R e p o r t e d N I S , 0 0 0			R e p o r t e d N I S , 0 0 0

Current assets
Cash and cash equivalents	486	–	486	484	–	484	1,065	–	1,065
Trade receivables	18,232	–	18,232	21,399	–	21	23,147	–	23,147

Other receivables and debit balances	5,620	–	5,620	1,259	–	1,259	2,927	–	2,927
Inventory	10,445	–	10,445	10,933	–	10,933	11,811	–	11,811

	34,783	–	34,783	34,075	–	34,075	38,950	–	38,950

Long-term investments and receivables
Funded liability in excess of accrued severance pay	850	–	850	67	–	67	322	–	322
Deposits	278	–	278	287	–	287	339	–	339

	1,128	–	1,128	354	–	354	661	–	661

Fixed assets	4,528	151	4,679	4,761	162	4,923	4,890	10	4,900

Other assets	4,423	23	4,446	4,445	12	4,457	4,314	164	4,478

Total assets	44,862	174	45,036	43,635	174	43,809	48,815	174	48,989

24

Note 21 –	Differences between Israeli and US GAAP (cont.)

A.	Balance sheet adjustment (cont.)

	As of December 31, 2007			As of December 31, 2006			As of December 31, 2005

	Israeli GAAP	Effect of change to US GAAP	US GAAP	Israeli GAAP	Effect of change to US GAAP	US GAAP	Israeli GAAP	Effect of change to US GAAP	US GAAP

	R e p o r t e d N I S , 0 0 0			R e p o r t e d N I S , 0 0 0			R e p o r t e d N I S , 0 0 0

Current liabilities
Short-term credit	–	–	–	6,526	–	6,526	53	–	53
Trade payables	4,027	–	4,027	2,287	–	2,287	23,153	–	23,153
Other payables and credit balances	6,802	–	6,802	7,813	–	7,813	5,285	–	5,285

	10,829	–	10,829	16,626	–	16,626	28,491	–	28,491

Shareholders’ equity
Share capital	1	–	1	1	–	1	1	–	1
Capital reserves	175	–	175	144	–	144	–	–	–
Retained earnings	33,857	174	34,031	26,864	174	27,038	20,323	174	20,497

Shareholders’ equity	34,033	174	34,207	27,009	174	27,183	20,324	174	20,498

Total liabilities and equity	44,862	174	45,036	43,635	174	43,809	48,815	174	48,989

25

Note 21 –	Differences between Israeli and US GAAP (cont.)

B.	Adjustment of income or loss

	For the year ended December 31

	2 0 0 7	2 0 0 6	2 0 0 5

	R e p o r t e d N I S t h o u s a n d s

Net income per statement of operations	6,993	6,541	4,032

Items increasing net income
Reversal of amortization of goodwill from acquisition of operations	–	–	174

	–	–	174

Items reducing net income	–	–	–

	–	–	–

Net income according to US GAAP	6,993	6,541	4,206

C.	Cash flow adjustments

There are no material changes in the Company’s statement of cash flows for the years ended December 31, 2007, 2006 and 2005, between that presented in the financial statements and in the statement of cash flows required according to US GAAP.

D.	Explanations of significant adjustments of balance sheets as of December 31, 2007, 2006 and 2005 or income or loss for the years then ended:

Other assets

According to Israeli GAAP, until December 31, 2005, goodwill from the acquisition of operations is amortized by the straight-line method. Commencing January 2006, following the initial application of Accounting Standard No. 20 (Amended), the Company discontinued the systematic amortization of goodwill.

According to US GAAP, intangible assets having an indefinite useful life will not be amortized on a regular basis, but will be subject to impairment tests.

26

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited condensed combined pro forma financial statements for the year ended December 31, 2007 and the Six months ended June 30, 2008 and at June 30, 2008 reflect the historical results of Suny Communication and Dynamics. (“Suny”) and Scailex Corporation Ltd. (“Scailex”), adjusted to give effect to the merger.

        We are providing this information to assist you in your analysis of the financial aspects of the merger. We derived this information from (i) the audited consolidated financial statements of Suny as of, and for the year ended, December 31, 2007, (ii) the unaudited consolidated financial statements of Suny as of, and for the Six months ended, June 30, 2008, (iii) the audited consolidated financial statements of Scailex as of, and for the year ended, December 31, 2007, and (iv) the unaudited consolidated financial statements of Suny as of, and for the six months ended, June 30, 2008. This information should be read together with the Suny consolidated financial statements and related notes included elsewhere in this Form 20-F and the Scailex consolidated financial statements and related notes incorporated from the Scailex annual report on Form 20-F filed on June 30, 2008.

        The following unaudited pro forma condensed combined financial statements combine (i) the historical balance sheets of Scailex as of June 30, 2008 and Suny as of June 30, 2008 giving pro forma effect to the merger of Scailex and Suny as if it had occurred on June 30, 2008, (ii) the historical statements of Scailex for the year ended December 31, 2007 and Suny for the year ended December 31, 2007 giving pro forma effect to the merger of Scailex and Suny as if it had occurred on January 1, 2007 and (iii) the historical statements of operations of Scailex and Suny for the six months ended June 30, 2008 and June 30, 2008, respectively, giving pro forma effect to the merger of Scailex and Suny as if it had occurred on January 1, 2007 and carried forward through June 30, 2008.

        The pro forma adjustments are preliminary, and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the merger taken place on the dates noted, or the future financial position or operating results of Scailex or Suny. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. Scailex will determine the estimated fair values of acquired assets and assumed liabilities with the assistance of third party valuation specialists in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations (“SFAS No. 141”). The purchase price allocations set forth in the following unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of Suny’s tangible and intangible assets. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price would materially impact Scailex’s depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and Scailex’s results of operations after the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2008
(in thousands)

	As of June 30, 2008
	Scailex	Suny Communications	Dynamics	Acquisition Adjustments	Combined
	Unaudited				Note 2:	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$14,416	2,425	146	261,511	F	278,498
Trade accounts receivable:
Related parties	341,681			(341,681)	C
Customers		26,742	4,439			31,181
Other receivables	423	2,519	1,507	(3,659)	E	790
Inventories		4,900	2,835	1,954	B	9,689
HTM and AFS securities	4,840	536		(536)	E	4,840
Other current assets	310					310

Total current assets	361,670	37,122	8,927	(82,411)		325,308

LONG-TERM INVESTMENTS	3,330	226	121			3,677

PROPERTY AND EQUIPMENT, NET	22	335	1,486			1,843

FRANCHISE WITH SAMSUNG				32,634	B	32,634
GOODWILL			1,326	14,989	B	16,315

TOTAL ASSETS	$365,022	37,683	11,860	$(34,788)		$379,777

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term borrowings		25,373	7,463	(32,836)	E
Trade accounts payable	1,620	11,129	904			13,653
Other current liabilities	258	2,625	1,906	(1,809)	E	2,980
Current liabilities related to discontinued operations	10,567					10,567

Total current liabilities	12,445	39,127	10,273	(34,645)		27,200

OTHER LONG-TERM LIABILITIES	237					237

DEFERRED TAX LIABILITY

MINORITY INTEREST	375					375

Total liabilities	13,057	39,127	10,273	(34,645)		27,812

SHAREHOLDERS' EQUITY	351,965	(1,444)	1,587	(143)	A,B,E	351,965

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$365,022	37,683	11,860	$(34,788)		$379,777

See notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2007
(in thousands, except per share data)

	Year ended ended December 31, 2007
					Acquisition Adjustments
	Scailex		Suny Communications	Dynamics		Note 2:	Combined

REVENUES	$		101,464	33,702	(56,726)	H	78,440

COST OF SALES			83,660	21,635	(54,772)	G,H	50,523

GROSS PROFFIT			17,804	12,067	(1,954)		27,917

OPERATING COSTS AND EXPENSES

Selling and Marketing			3,800	7,416			11,216
General and administrative		3,570	6,338	2,454			12,362
Amortization of intangible assets					10,878	D	10,878

OPERATING PROFFIT		(3,570)	7,666	2,197	10,878		(6,539)

FINANCING INCOME (EXPENSE), NET		2,580	2,340	118			5,038

OTHER INCOME (EXPENSE), NET		10,823					10,823

Net proffit before income tax		9,833	10,006	2,315	10,878		9,322

MINORITY INTEREST IN LOSS OF A SUBSIDIARY		3,979					3,979

Income tax expense			(1,910)	(590)			(2,500)

NET INCOME FROM CONTINUING OPERATIONS		13,812	8,096	1,725	10,878		10,801

BASIC PROFFIT PER ORDINARY SHARE

Continuing operations		$0.36					$0.28

Weighted average number of ordinary
shares outstanding - in thousands		38,164					38,164

See notes to consolidated financial statements.

See notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2008
(in thousands, except share and per share data)

	Six months ended June 30, 2008
					Acquisition Adjustments
	Scailex		Suny Communications	Dynamics		Note 2:	Combined

REVENUES	$		59,686	19,732	(3,083)	H	76,335

COST OF SALES			49,696	12,876	(3,083)	H	59,489

GROSS PROFFIT			9,990	6,856			16,846

OPERATING COSTS AND EXPENSES

Selling and Marketing			1,876	4,552			6,428
General and administrative		2,545	4,946	1,896			9,387
Amortization of intangible assets					5,439		5,439

OPERATING INCOM (LOSS)		(2,545)	3,168	408	(5,439)		(4,408)

FINANCING INCOME ( EXPENSE), NET		1,244	1,450	(87)			2,607

OTHER INCOME , NET		94,976	234				95,210

Net Income before income tax		93,675	4,852	321	(5,439)		93,409

MINORITY INTEREST IN LOSS OF A SUBSIDIARY		146					146

Income tax expense		(270)	(354)	(80)			(705)

NET INCOME FROM CONTINUING OPERATIONS		93,551	4,498	240	(5,439)		92,850

BASIC EARNING PER ORDINARY SHARE

Continuing operations		$2.45					$2.43

Weighted average number of ordinary
shares outstanding - in thousands		38,213					38,213

See notes to consolidated financial statements.

See notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

        On September 29, 2008, Scailex signed a Merger Agreement with Suny Electronics (the parent company of Suny). The Agreement provides that, upon the terms and subject to the conditions set in the Agreement, Suny’s operations will be transferred to Scailex (the “Acquisition”). Upon the closing of the Acquisition, Scailex will transfer to Suny Electronics $76,300 (the purchase price) in consideration for the assets and liabilities of Suny.

        For purposes of these unaudited pro forma condensed combined financial statements, Scailex has assumed the total consideration of the merger to be $77,599 thousands as follows:

(in thousands)

Merger consideration	$76,300
Estimated fees and expenses of Scailex (a)	1,299

Total	$77,599

(a) Estimated fees and expenses include fees of consultants, legal fees and expenses, printing and mailing costs for this Form 20-F, SEC filing fees, financial advisor fees and expenses, financing fees and related expenses, and other miscellaneous expenses directly related to the merger and the transactions contemplated thereby.

NOTE 2 – PRO FORMA ADJUSTMENTS

A.	Merger consideration

Suny's historical stockholders' equity acquired as of June 30, 2008	$26,696
Estimated fees and expenses of Suny (1)	(3,400)

Total	$23,296

(1) Estimated fees and expenses include fees of consultants, legal fees and expenses, financial advisor fees and expenses, financing fees and related expenses, and other miscellaneous expenses directly related to the merger and the transactions contemplated thereby.

B.	Preliminary purchase price allocation

Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. Scailex determined, provisionally, the estimated fair values of certain assets and liabilities to be closed to their carrying values. The final purchase price allocation will be done with assistance of third party valuation specialists. Based on preliminary valuation estimates, the total purchase price will be allocated as follows:

	As of June 30, 2008	Additional Value (1)	Purchase Price Allocation
	(in thousands)

Inventories	$7,735	$1,954	$9,689
Other tangible assets	33,716		33,716
Franchise with Samsung		32,634	32,634
Goodwill		16,315	16,315
Liabilities assumed	(14,755)		(14,755)
Expenses incurred by Suny	(3,400)

Total	23,296		$77,599

The purchase price allocations set forth in these unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of Suny’s tangible and intangible assets which as described above. The Company allocated preliminarily, 2\3 of the excess cost over purchased tangible asset to the franchise contract with the major supplier of Suny (Samsung) and the rest was allocated to goodwill. Such preliminary allocation is due to the significance of the franchise to the operations of Suny. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected herein. Any material change in the valuation estimates and related allocation of the purchase price would materially impact Scailex’s depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and Scailex’s results of operations after the merger.

C.	The related party receivable for the sale of PCH was paid on July 1st. For the purpose of this pro-forma it was assumed that such payment took place in June 30, 2008.

D.	The Franchise contract with Samsung was assumed to have definite useful live of 3 years. For the purpose of the pro forma result of operation for the year ended December 31, 2007 and six months period ended June 30, 2008 $10,871 and $5,436 of amortization was assumed.

E.	According to the agreement Scailex did not purchased certain assets and did not assumed certain liabilities as follows:

As of June 30, 2008
(in thousands)

Historical shareholders Equity of Suny (both Suny Communication and Dynamics)	$143
Liabilities not assumed (1)	34,645
Assets not acquired (2)	(8,092)

Total	$26,696

(1)	Comprised of loans from Bank Leumi in the amount of $32,836 (NIS 110,000) and Other current liabilities in the amount of $1,809 mainly related to tax authorities.

(2)	Comprised of other receivables in the amount of $3,661 mainly related to VAT taxes, traded securities and cash balances in the amount of $3,107 ($2,571 cash and $536 traded securities) and goodwill in the amount of $1,326.

F.	The amount is comprised of:

As of June 30, 2008
(in thousands)

Cash not part of acquired assets	$(2,571)
Receivable from related party that was assumed to be received as of June 30
(See note C above)	341,681
Consideration paid by Scailex in connection with the merger (including merger
expenses)	(77,599)

Total	$261,511

G.	Represents the additional cost of inventory due to purchase price allocation.

H.	Represents the cancellation of intercompany transactions between Suny Communication and Dynamics

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

Date: October 3, 2008