Form 20-F/A
period 2008-09-29
Scailex CORP Ltd.
filed 2009-01-22
CIK 315816

As filed with the Securities and Exchange Commission on January 22, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Shachar Rachim, Chief Financial Officer Tel: (972)-3-9057730; Fax: (972)-3-930-0424 48 Ben Zion Street, Segula Industrial Area, Petach Tikva, 49277, Israel

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

☐     Yes  ☐     No

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our shell company report on Form 20-F, as filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2008 (the “Form 20-F”), is being filed solely for the purpose of filing as exhibits to the Form 20-F the following three agreements: (1) Distribution Agreement for Cellular Phone Devices – CDMA, dated July 10, 1998, between Suny Telecom Ltd. and Samsung Electronics Co. Ltd.; and (2) Distribution Agreement for Cellular Phone Devices – GSM, dated February 27, 2001, between Suny Telecom Ltd. and Samsung Electronics Co. Ltd., both of which were described in the Form 20-F, but not filed as exhibits; and (3) Novation Agreement, dated November 24, 2008, between Suny Telecom Ltd., Scailex Corporation Ltd. and Samsung Electronics Co. Ltd. (collectively, the “Agreements”), and revising the Exhibit List on the Form 20-F, accordingly.

        Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibits 4(a)15, 4(a)16 and 4(a)17.

        This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our shell company report on Form 20-F, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

PART III

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant. (1)

1.2	Amended and Restated Articles of Association of the Registrant. (2)

4(a)(1)	Asset Purchase Agreement, dated November 24, 2003, between Eastman Kodak Company, the Registrant, Scitex Digital Printing, Inc. and Scitex Development Corp. (3)

4(a)(2)	Asset Purchase Agreement, dated August 11, 2005, between Hewlett-Packard Company and Scitex Vision Ltd. and the First Amendment thereto, dated November 1, 2005. (4)

4(a)(3)	Jemtex Reorganization Agreement, dated August 4, 2006, and amendments thereto dated September 2006 and January 4, 2007, between Scailex Corp. Ltd., Avi Raby and Yehoshua Sheinman. (5)

4(a)(4)	Shareholders Agreement, dated December 21, 2006, and amendments thereto dated February 2007 and May 10, 2007, between Scailex Corporation Ltd. and Linura Holdings AG (6)

4(a)(5)	Memorandum of Understanding dated February 18, 2007 and addendum dated February 19, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd. (7)

4(a)(6)	Globecom Management Agreement, dated May 1, 2007, between Scailex Corporation Ltd. and Globecom Investments Ltd. (8)

4(a)(7)	Deed of Undertaking, dated May 10, 2007, between Petroleum Capital Holdings Ltd., Scailex Corporation Ltd. and Israel Corporation Ltd. (9)

4(a)(9)	Share Purchase Agreement, dated March 26, 2008, between Scailex Corporation Ltd. and Linura Holdings AG (10)

4(a)(10)	The PCH Sale Agreement, dated April 10, 2008, between Scailex Corporation Ltd. and Israel Petrochemicals Enterprise Ltd. (11)

4(a)(11)	Escrow Settlement Agreement, dated May 5, 2008, between Scailex Corporation Ltd. and Hewlett-Packard Company [Translation from Hebrew] (12)

*4(a)(12)	Asset Purchase Agreement, dated September 29, 2008, between Suny Electronics Ltd., Suny Telecom Ltd., and Din Dynamic Ltd., on the one part, and Scailex Corporation Ltd., on the other part [Translation from Hebrew]

*4(a)(13)	Service Agreement, dated September 29, 2008, between Scailex Corporation Ltd. and Suny Electronics Ltd. relating to services provided by Scailex [Translation from Hebrew]

*4(a)(14)	Service Agreement, dated September 29, 2008, between Scailex Corporation Ltd. and Suny Electronics Ltd. relating to services provided by Suny [Translation from Hebrew]

**4(a)(15)	Distribution Agreement for Cellular Phone Devices – CDMA, dated July 10, 1998, between Suny Telecom Ltd. and Samsung Electronics Co. Ltd. (portions are subject to a confidential treatment application and are omitted and filed separately with the Securities and Exchange Commission).

**4(a)(16)	Distribution Agreement for Cellular Phone Devices – GSM, dated February 27, 2008, between Suny Telecom Ltd. and Samsung Electronics Co. Ltd. (portions are subject to a confidential treatment application and are omitted and filed separately with the Securities and Exchange Commission).

**4(a)(17)	Novation Agreement, dated November 24, 2008, between Suny Telecom Ltd., Scailex Corporation Ltd. and Samsung Electronics Co. Ltd.

4(c)(1)	Form of the Letter of Indemnification provided to office holders. (13)

4(c)(2)	The 2001 Stock Option Plan (as amended, 2003). (14)

4(c)(3)	The 2003 Share Option Plan. (15)

4(d)(1)	Services Agreement, dated November 1, 2001, between Clal and the Registrant (as amended, 2004). (16)

4(d)(2)	Services Agreement, dated March 1, 2004, between Discount Investment Corporation Ltd. and the Registrant. (17)

8	List of Subsidiaries of the Registrant. (18)

(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006.

(2)	Incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006.

(3)	Incorporated by reference to Exhibit 4(a)(2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(4)	Incorporated by reference to Exhibit 4(a)(5) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2006.

(5)	Incorporated by reference to Exhibit 4(a)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(6)	Incorporated by reference to Exhibit 4(a)(4) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(7)	Incorporated by reference to Exhibit 4(a)(5) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(8)	Incorporated by reference to Exhibit 4(a)(6) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(9)	Incorporated by reference to Exhibit 4(a)(7) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 19, 2007.

(10)	Incorporated by reference to Exhibit 4(a)(9) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 30, 2008.

(11)	Incorporated by reference to Exhibit 4(a)(10) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 30, 2008.

(12)	Incorporated by reference to Exhibit 4(a)(11) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 30, 2008.

(13)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 1, 2005.

(14)	Incorporated by reference to Exhibit (d)(4) to our Tender Offer Statement on Schedule TO filed May 14, 2004.

(15)	Incorporated by reference to Appendix B to our Proxy Statement filed under the cover of a Current Report on Form 6-K filed December 3, 2003.

(16)	Incorporated by reference to Exhibit 4(d)(1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(17)	Incorporated by reference to Exhibit 4(d)(3) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 30, 2004.

(18)	Incorporated by reference to Exhibit 8 to our original Shell Company Report on Form 20-F, filed with the Commission on October 3, 2008.

* Previously filed with the original shell company report on Form 20-F, filed with the Commission on October 3, 2008.

** Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

Date: January 22, 2009